Form 20-F
period 1999-12-31
TELE CENTRO OESTE CELULAR PARTICIPACOES
filed 2000-07-14
CIK 1066114

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 2000
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------
                                    FORM 20-F
                              --------------------

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                        COMMISSION FILE NUMBER: 001-14489
                              --------------------
                            TELE CENTRO OESTE CELULAR
                               PARTICIPACOES S.A.
             (Exact Name of Registrant as Specified in Its Charter)

  TELE CENTRO OESTE CELLULAR HOLDING         THE FEDERATIVE REPUBLIC OF BRAZIL
                COMPANY                      (Jurisdiction of Incorporation or
   (Translation of Registrant's Name                   Organization)
             into English)
                              --------------------
                         SCS, QUADRA 2, BLOCO C, 7 ANDAR
                         70319-901 BRASILIA, DF, BRAZIL
                    (Address of Principal Executive Offices)
                              --------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON
                                                       WHICH REGISTERED
      Preferred Shares, without par value*         New York Stock Exchange
      American Depositary Shares, each             New York Stock Exchange
      representing 3,000 Preferred Shares

      --------------
      * Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

       SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G)
                                OF THE ACT: NONE

    SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION
                             15(D) OF THE ACT: NONE

    INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES
        OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED
                             BY THIS ANNUAL REPORT:

                124,369,030,532 Common Shares, without par value

               240,029,997,060 Preferred Shares, without par value

      INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS) AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                             Yes   X   No
                                 -----    ------

      INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

                         Item 17        Item 18   X
                                  -----         -----

                                TABLE OF CONTENTS

                                                                          PAGE

                                     PART I

Item 1.  Description of Business.........................................    2
Item 2.  Description of Property.........................................   23
Item 3.  Legal Proceedings...............................................   23
Item 4.  Control of Registrant...........................................   25
Item 5.  Nature of Trading Market........................................   26
Item 6.  Exchange Controls and Other Limitations Affecting
         Security Holders................................................   29
Item 7.  Taxation........................................................   31
Item 8.  Selected Financial Data.........................................   36
Item 9.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations.............................   41
Item 9A. Quantitative and Qualitative Disclosures about Market
         Risk............................................................   51
Item 10. Directors and Officers of Registrant............................   52
Item 11. Compensation of Directors and Officers..........................   54
Item 12. Options to Purchase Securities from Registrant or
         Subsidiaries....................................................   54
Item 13. Interest of Management in Certain Transactions..................   54

                                     PART II

Item 14. Description of Securities to be Registered......................   54

                                    PART III

Item 15. Defaults upon Senior Securities.................................   54
Item 16. Changes in Securities, Changes in Security for
         Registered Securities and Use of Proceeds.......................   54

                                     PART IV

Item 17. Financial Statements............................................   54
Item 18. Financial Statements............................................   54
Item 19. Financial Statements and Exhibits...............................   55
Index of Defined Terms...................................................   56
Technical Glossary.......................................................   58

                      PRESENTATION OF FINANCIAL INFORMATION

      In this Annual Report, Tele Centro Oeste Celular Participacoes S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), is referred to as the "Holding Company," and the Holding Company and its Subsidiaries are collectively referred to as the "Company." Telebrasilia Celular S.A., Telegoias Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A and Norte Brasil Telecom, S.A. are collectively referred to as the "Subsidiaries," and each is separately referred to as a "Subsidiary." Norte Brasil Telecom, S.A. is also referred to as the "Band B Subsidiary," while each of the remaining Subsidiaries is also referred to as a "Band A Subsidiary."

      References to (i) the "REAL," "REAIS" or "R$" are to Brazilian REAIS (plural) and the Brazilian REAL (singular) and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars.

      On June 21, 2000, the Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was R$1.8150 to US$1.00. See below "Selected Financial Data--Exchange Rates."

      The consolidated financial statements of the Company as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP"). The Consolidated Financial Statements and, unless otherwise specified, the other financial data included herein recognize certain effects of inflation and are restated in constant REAIS of December 31, 1999 purchasing power using the integral restatement method (CORRECAO MONETARIA INTEGRAL).

      Certain terms are defined the first time they are used in this Annual Report. The "Index of Defined Terms" on page 56 lists those terms and where they are defined. The "Technical Glossary" that begins on page 58 provides definitions of certain technical terms used herein.

                           FORWARD-LOOKING INFORMATION

      This Annual Report contains  forward-looking  statements.  The Company and its representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed at pages 19-23 herein, include those resulting from the short history of the Company's operations as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the telecommunications policy of Brazil's federal government (the "Federal Government"). Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

      The Holding Company is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A. - TELEBRAS ("TELEBRAS") by the Federal Government in May 1998. Each of the Band A Subsidiaries was formed in January 1998 by spinning off the cellular telecommunications operations of an operating company controlled by TELEBRAS (collectively, the "Predecessor Companies"). References to the operations of the Company prior to January 1998 are to the cellular operations of the Predecessor Companies. See below "Description of Business--Historical Background."

      The Band A Subsidiaries of the Company provide cellular telecommunications services in Brazil's Federal District and in the Brazilian States of Goias, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre and Tocantins (collectively, "Area 7") under concessions from the Federal Government (the "Band A Concessions"). The Predecessor Companies began to offer cellular telecommunications services in Area 7 in December 1991, and the Company is the leading provider of cellular telecommunications services in Area 7. The Band B Subsidiary of the Company provides cellular telecommunications service in the Brazilian States of Amapa, Amazonas, Maranhao, Para and Roraima (collectively, "Area 8") under concessions from the Federal Government (the "Band B Concessions"). The Band A Concessions and the Band B Concessions are collectively referred to as the "Concessions." As of May 31, 2000, the Company, including its Band A Subsidiaries and Band B Subsidiaries, had approximately 1,148,000 subscribers.

THE HOLDING COMPANY AND ITS OPERATING SUBSIDIARIES

      The following table sets forth the contribution made by each Subsidiary to the Company's net operating revenues for the year ending December 31, 1999 and the Holding Company's shareholding in each Subsidiary at December 31, 1999.

                                          CONTRIBUTION TO
                                       CONSOLIDATED RESULTS  HOLDING COMPANY OWNERSHIP
                                       --------------------  -------------------------
                                        % OF NET OPERATING    % OF SHARE  % OF VOTING
SUBSIDIARY                                    REVENUES          CAPITAL      STOCK
----------------------                 --------------------  ------------ -----------
Telebrasilia Celular S.A.
  ("Telebrasilia")..................       41.43                 86.81       88.61
Telegoias Celular S.A. ("Telegoias")       22.42                 89.00       87.25
Telemat Celular S.A. ("Telemat")....       14.00                 91.87       98.40
Telems Celular S.A. ("Telems")......       14.06                 96.01       98.90
Teleron Celular S.A. ("Teleron")....        6.52                 91.31       97.31
Teleacre Celular S.A. ("Teleacre")..        2.15                 93.00       98.70
Norte Brasil Telecom S.A. ("NBT")...        0.00                 95.00       95.00

      Substantially all the Holding Company's assets consist of shares in the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders. See below "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

      On October 19, 1998 Tele Centro  Oeste/Inepar,  a consortium  comprised of
(i) Inepar S.A. Industria e Construcoes (50%) and (ii) the Holding Company (50%), was awarded a license to provide cellular telecommunications services in Area 8. On May 21, 1999, the Company acquired 45% of the shares of Tele Centro Oeste/Inepar from Inepar, increasing its holding in the consortium to 95%. Upon acquiring control, the Company renamed Tele Centro Oeste/Inepar "Norte Brasil Telecom S.A." and registered it as a non-publicly held company. On October 7, 1999, NBT began providing Band B digital cellular telecommunications service in Area 8 in competition with Tele Norte Celular Participacoes S.A. Area 8 covers approximately 41% of the territory and 8.9% of the total population of Brazil.

      The Holding Company's  headquarters are located at SCS, Quadra 2, Bloco C,
7  andar,   70319-901  Brasilia,   DF,  Brazil,  and  its  telephone  numbeR  is
55-61-313-7765.

HISTORICAL BACKGROUND

      Prior to the incorporation of TELEBRAS in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, TELEBRAS and its operating Subsidiaries (collectively, the "TELEBRAS System") acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress passed the Law no. 9.472, known as the LEI GERAL DE TELECOMUNICACOES (the "General Telecommunications Law," and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil's Executive Branch, the "Telecommunications Regulations"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of TELEBRAS. The General Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes - ANATEL ("ANATEL").

      In January 1998, in preparation for the restructuring and privatization of the TELEBRAS System, the cellular telecommunications operations of TELEBRAS' operating subsidiaries were spun off into separate companies. In May 1998, TELEBRAS was restructured to form, in addition to TELEBRAS, 12 new holding companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called CISAO, or split-up. Virtually all the assets and liabilities of TELEBRAS, including the shares held by TELEBRAS in the operating companies of the TELEBRAS System, were allocated to the New Holding Companies. The split-up of the TELEBRAS System into the New Holding Companies is referred to herein as the "Breakup" or the "Breakup of TELEBRAS."

      The New Holding Companies, together with their respective subsidiaries, consist of (a) eight cellular service providers, each operating in one of eight regions (each a "Cellular Region"), (b) three fixed-line service providers, each providing local and intraregional long-distance service in one of three regions (each a "Fixed-Line Region"), and (c) Embratel Participacoes S.A. - EMBRATEL ("EMBRATEL"), which provides domestic (including intraregional and interregional) long-distance telephone service and international telephone service throughout Brazil.

      The Holding Company is one of the New Holding Companies. In the Breakup, the Holding Company was allocated all the share capital held by TELEBRAS in the operating subsidiaries of the TELEBRAS System that provided cellular telecommunications service in Area 7. In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including the Holding Company, to private-sector buyers. The Federal Government's shares of the Holding Company were purchased by Splice do Brasil Telecomunicacoes e Eletronica S.A., through its subsidiary BID S.A. ("Splice"). See below "Control of Registrant."

THE REGION

      The region in which the Subsidiaries operate (the "Region") consists of Area 7 and Area 8 and covers an aggregate area of approximately 5,803,501 square kilometers, representing approximately 68% of the total area of Brazil and 17% of Brazil's population. Area 7, which is serviced by the Band A Subsidiaries, includes the federal capital, Brasilia, and the surrounding Federal District, as well as six Brazilian states. The six states that make up the balance of Area 7 are Goias, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondonia and Acre. Area 8, which is serviced by the Band B Subsidiary, includes five Brazilian states:
Amapa, Amazonas, Maranhao, Para and Roraima.

      Set forth below is a map showing the location of the Region within Brazil.



                               [MAP OF BRAZIL]

      The following table sets forth population, Gross Domestic Product ("GDP") and per capita income statistics for each state in Area 7 and in Area 8 at the dates and for the years indicated.


                                  POPULATION      % OF BRAZIL'S   % OF BRAZIL'S  PER CAPITA INCOME
SUBSIDIARY    AREA                (MILLIONS)<F1>  POPULATION<F1>      GDP<F2>    (NOMINAL REAIS)<F2>
------------  ------------------- --------------  --------------  -------------  -------------------
Telebrasilia  Federal District...    1.97              1.20           2.28            10,508
Telegoias ..  Goias..............    4.72              2.88           1.84             3,428
Telegoias ..  Tocantins..........    1.14              0.69           0.20             1,580
Telemat ....  Mato Grosso........    2.38              1.45           1.05             3,972
Telems .....  Mato Grosso do Sul.    1.99              1.21           1.07             4,693
Teleron ....  Rondonia...........    1.30              0.79           0.48             3,317
Teleacre ...  Acre...............    0.53              0.32           0.15             2,605
NBT ........  Amapa..............    0.44              0.27           0.18             3,767
NBT ........  Amazonas...........    2.58              1.57           1.66             5,816
NBT ........  Maranhao...........    5.42              3.30           0.85             1,389
NBT ........  Para...............    5.89              3.59           1.69             2,584
NBT ........  Roraima ...........    0.27              0.16           0.07             2,423

              REGION.............   28.62             17.44          11.51             4,162
              ------                =====             =====          =====             =====

------------

<F1>
      Estimates of the Instituto Brasileiro de Geografia e Estatistica - IBGE (the "IBGE"). Demographical information pertains only to areas serviced by the Concessions and does not pertain to the cities that are not serviced by the Concessions.
<F2>
      SOURCE:  Instituto Brasileiro de Geografia e Estatistica - IBGE.


      The Company's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of the Region, in particular. See below "Description of Business--Brazilian Economic Environment."

SERVICES

      The Company offers analog and digital cellular telecommunications service to its subscribers under its Basic Service Plan. The Company also offers ancillary services, including voicemail, call forwarding, call waiting, caller identification and three-way calling. In 1999 the Company began selling cellular handsets in connection with the introduction of prepaid service. The prepaid service is an alternative plan designed for lower volume cellular subscribers. Service is paid for and credited prior to calls being made. The subscriber must purchase a card with prepaid credits within 90 days of activation. Once the credits in a card are used, a new card must be purchased within 180 days, or else service is canceled and the subscriber must request a new activation in order to regain service. Prepaid cards are sold in denominations of R$10.00, R$25.00 and R$50.00. With prepaid cards, subscribers have better control of their expenses.

      Through agreements with other cellular service providers, the Company offers automatic roaming services throughout Brazil that allow subscribers (other than prepaid subscribers) to make and receive calls while out of the Region. The Company offers international roaming in Argentina and Uruguay through agreements with local cellular service providers in those countries. As of January 2000, the Company began offering international roaming in over 60 countries in North America, Europe, Asia, South Africa and Australia. Calls are billed to the subscriber's cellular bill. No credit card or immediate payment is required. In order to use international roaming, subscribers sign a contract with the Company in the amount of R$100.00, and in 48 hours the service is activated. Subscribers who wish to use international roaming in countries with GSM technology also receive a handset for use while in transit. The Subscriber is billed later for the handset usage according to the effective rates of the region where the roaming occurred. The Company also provides cellular telecommunications service to subscribers of other cellular service providers while they are in the Region. The Company charges the other service providers pursuant to roaming agreements for the service provided to their subscribers. See below "Description of Business--Operating Agreements--Roaming Agreements."

SALES AND MARKETING

      The Company divides its subscribers into two main categories: (i) business customers, consisting of businesses with four or more cellular telephones, who accounted for 3% of the Company's revenue in 1999 and (ii) individual customers, consisting of individuals and businesses with fewer than four cellular telephones, who accounted for 97% of the Company's revenue during 1999. The Company varies the manner in which it markets and promotes its services and occasionally develops special plans and services for particular categories of customers. The Company provides additional support services, such as dedicated account representatives, to certain customers.

      The Company's customers consist primarily of high- and middle-income individuals. According to the Company's research, as of December 31, 1999, approximately 67% of the Company's subscribers were male, and 81% of the Company's subscribers were at least 35 years old.

      Pursuant to ANATEL's regulations, cellular telecommunications service is provided to all individual applicants, regardless of income level, in the order in which applications are received. In order to assist in managing the risk of payment defaults, the Company conducts credit checks on its customers. Service can be interrupted if a customer fails to make timely payments. See below "Description of Business--Billing and Collection."

   SALES NETWORK

      The Company markets its services through a network of Company-owned stores and magazine stands, supermarkets and specialty stores in the Region. The Company owns 45 stores located throughout the Region, with 35 stores located in Area 7 and 10 stores located in Area 8. This network enables the Company to market its service and provide aftersales services to subscribers throughout the Region.

      The Company maintains contracts with independent distributors, who receive a commission per new subscriber. The level of commission varies based on exclusivity and the distributor's sales performance.

NETWORK AND SUBSCRIBER DATA

      The following table sets forth information on the Company's subscriber base, coverage and related matters at the dates and for the years indicated.

                                                      1997      1998      1999
                                                    --------  --------  --------
Cellular lines in service at year-end <F1>........   373,510   538,814  851,376
Subscriber growth during year <F1>................     25.0%     44.3%    58.0%
Estimated population of Region at year-end
(millions)<F2>....................................      13.5      13.7     28.6
Percentage of population of Region covered at
year-end <F3>.....................................     75.9%     77.8%    82.0%
Penetration at year-end <F4>......................      2.8%      3.8%    5.79%
Percentage of area of Region covered at
year-end <F5>.....................................       41%       45%      49%
Average monthly incoming minutes of use per
subscriber during year............................     124.8     116.3    145.3
Average monthly outgoing minutes of use per
subscriber during year............................     117.8     109.7    100.9
Average monthly revenues per subscriber during
year <F6>.........................................  R$126.35  R$108.93  R$81.36

------------

<F1>
      These numbers have been updated to account for both Areas 7 and 8, including rural service. In 1998, there were 17,900 rural cellular lines. In 1999, there were 16,689 rural cellular lines.
<F2>
      IBGE estimates.
<F3>
      Management estimates of the percentage of population of the Region who can access the Company's cellular telephone signal. These numbers pertain only to Area 7.
<F4>
      Number of cellular lines in service divided by the population of the Region. These numbers pertain only to Area 7.
<F5>
      These numbers pertain only to Area 7.
<F6>
      Net operating revenue divided by the average number of subscribers divided by 12, expressed in constant REAIS of December, 31 1999, net of value-added taxes.

      The Concessions contain certain network coverage and quality of service obligations. See below "Description of Business--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." The Company's management believes that the Company will be able to meet all such obligations.

SOURCES OF REVENUE

      The Company generates revenue from (i) activation fees, which are one-time charges paid to obtain cellular telecommunications service, (ii) usage charges, which include measured service charges for outgoing calls and roaming and other similar charges, (iii) monthly subscription charges, (iv) network usage charges, which are amounts charged by the Company to other cellular and fixed-line service providers for use of the Company's network, (v) prepaid handset sales and (vi) other charges, including charges for call forwarding, call waiting and call blocking. The Company's rates are subject to regulation by ANATEL. See below "Description of Business--Regulation of the Brazilian Telecommunications Industry."

   SUBSCRIBER RATES

      Since October 1994, cellular telecommunications service in Brazil, unlike in North America, has been offered on a "calling party pays" basis, under which the subscriber pays only for calls that he or she originates (in addition, a subscriber pays roaming charges on calls received, as well as those made, outside his or her home registration area).

      The Region is divided into 92 tariff areas, with 81 in Area 7 and 11 in Area 8. The lowest base rate ("VC1") applies to calls made by a subscriber in a tariff area to a line in the same tariff area. Charges for calls from one tariff area to another within the Region are assessed at a higher rate ("VC2"). Calls from the Region to persons outside the Region are billed at the highest rate ("VC3"). When a subscriber makes or receives a call while outside the Region, a per-call surcharge known as "AD" is applicable. When a subscriber receives a call outside the home registration area, the subscriber also pays a certain rate per minute if the subscriber is located within the Region ("DSL1"), or a higher rate if the subscriber is located outside the Region ("DSL2"). Measured service charges are discounted 30% for calls made between 9:00 p.m. and 7:00 a.m. any day or at any time on Sundays and national holidays ("off-peak calls"). A 30% surcharge is imposed on VC1 calls from one cellular telephone to another, compared to calls from a cellular telephone to a fixed-line telephone.

      The following table sets forth the average rates for the Basic Service Plan for each year in the three-year period ended December 31, 1999.

                                                YEAR ENDED DECEMBER 31,
                                             ------------------------------
                                              1997        1998        1999
                                             ------      ------      ------
                                                      (REAIS) <F1>
Activation fee <F2>......................    330.00      151.63      151.63
Monthly subscription fee <F2>............     25.00       20.20       20.20
Per-minute charges:
  VC1 <F2><F3>...........................      0.27        0.27        0.27
  VC2 <F3>...............................      0.58        0.40        0.40
  VC3 <F3>...............................      0.66        0.66        0.66
  DSL1 <F3>..............................      0.29        0.19        0.19
  DSL2 <F3>..............................      0.33        0.33        0.33
AD (per call)<F3>........................      0.55        0.29        0.29

------------

<F1>
      Information for 1997 is presented in constant REAIS of December 31, 1997. Information for 1998 and 1999 is presented in nominal REAIS.
<F2>
      Averages of the rates charged by the Subsidiaries, weighted by number of subscribers.
<F3>
      Weighted AVERAGE peak rates, net of value-added taxes.

      The following table sets forth certain terms of the Company's service plans, which were implemented as of February 2000.

------------------------------------------------------------------------------------------------------
| AREA 7 PLANS       |           BASIC          |           240            |           500            |
|--------------------|--------------------------------------------------------------------------------|
|   STATES           | DF,GO, |   AC   |   MT   | DF,GO, |   AC   |  MT    | DF,GO, |   AC   |   MT   |
|                    | MS,RO  |        |        | MS,RO  |        |        | MS, RO |        |        |
|--------------------|--------------------------------------------------------------------------------|
|                    |                          |                          |                          |
| EXEMPT MINUTES     |             0            |           240            |            500           |
|--------------------|--------------------------------------------------------------------------------|
| RESIDENCES<F1><F2> |          162.00          |          162.00          |          162.00          |
|--------------------|--------------------------------------------------------------------------------|
| SUBSCRIPTIONS<F1>  |  31.00 |  27.91 |  33.29 |  79.00 |  79.00 |  79.00 | 139.00 | 139.00 | 139.00 |
|--------------------|--------|--------|--------|--------|--------|--------|--------|--------|--------|
|  VC1 MF<F1><F3>    | 0.4236 | 0.3809 | 0.4556 | 0.4204 | 0.3780 | 0.4521 | 0.4204 | 0.3780 | 0.4521 |
|--------------------|--------|--------|--------|--------|--------|--------|--------|--------|--------|
|  VC1 MM<F1><F4>    | 0.5507 | 0.4952 | 0.5922 | 0.5466 | 0.4914 | 0.5877 | 0.5466 | 0.4914 | 0.5877 |
|--------------------|--------|--------|--------|--------|--------|--------|--------|--------|--------|
|    VC2 <F1>        | 0.5700 | 0.4870 | 0.6114 | 0.5700 | 0.4870 | 0.6114 | 0.5700 | 0.4870 | 0.6114 |
|--------------------|--------|--------|--------|--------|--------|--------|--------|--------|--------|
|    VC3 <F1>        | 1.0355 | 0.8865 | 1.1136 | 1.0231 | 0.8758 | 1.1002 | 1.0231 | 0.8758 | 1.1002 |
|--------------------|--------|--------|--------|--------|--------|--------|--------|--------|--------|
|   DSL1 <F1>        | 0.3081 | 0.2651 | 0.3305 | 0.3081 | 0.2651 | 0.3305 | 0.3081 | 0.2651 | 0.3305 |
|--------------------|--------|--------|--------|--------|--------|--------|--------|--------|--------|
|   DSL2 <F1>        | 0.5121 | 0.4398 | 0.5500 | 0.5045 | 0.4319 | 0.5425 | 0.5045 | 0.4319 | 0.5425 |
|--------------------|--------|--------|--------|--------|--------|--------|--------|--------|--------|
|    AD <F1>         |   0.40 |   0.36 |   0.42 |   0.40 |   0.36 |   0.42 |   0.40 |   0.36 |   0.42 |
-------------------------------------------------------------------------------------------------------

<F1>
    Amounts are expressed in nominal REAIS.
<F2>
    Rates not charged during promotions.
<F3>
    "MF" means "mobile fixed."
<F4>
    "MM" means "mobile mobile."


The "240" and "500" Plans were developed for high volume subscribers. These plans include a number of exempt minutes for VC1 calls to a fixed-line telephone.

Aside from its Basic Service Plan, NBT has implemented other service plans in Area 8. NBT's service plan rates are set out in the following table:


------------------------------------------------------------------
|    AREA 8 PLANS    | BASIC | ECONOMIC |  100  |  200  |   500  |
|--------------------|-------|----------|-------|-------|--------|
|                    |       |          |       |       |        |
|   EXEMPT MINUTES   |   0   |    0     |  100  |  200  |   500  |
|--------------------|-------|----------|-------|-------|--------|
|   RESIDENCES <F1>  | 41.51 |   0.00   |  0.00 |  0.00 |   0.00 |
|--------------------|-------|----------|-------|-------|--------|
| SUBSCRIPTIONS <F1> | 30.83 |  27.00   | 54.00 | 80.00 | 150.00 |
|--------------------|-------|----------|-------|-------|--------|
|  VC1 MF <F1><F2>   |  0.36 |   0.32   |  0.31 |  0.29 |   0.22 |
|--------------------|-------|----------|-------|-------|--------|
|  VC1 MM <F1><F3>   |  0.46 |   0.42   |  0.31 |  0.29 |   0.22 |
|--------------------|-------|----------|-------|-------|--------|
|  VC1 MM (OTHER     |       |          |       |       |        |
|   OPER.) <F1><F3>  |  0.46 |   0.42   |  0.42 |  0.42 |   0.42 |
|--------------------|-------|----------|-------|-------|--------|
|     VC2 <F1>       |  0.71 |   0.71   |  0.71 |  0.71 |   0.71 |
|--------------------|-------|----------|-------|-------|--------|
|     VC3 <F1>       |  0.81 |   0.81   |  0.81 |  0.81 |   0.81 |
|--------------------|-------|----------|-------|-------|--------|
|     DSL1 <F1>      |  0.36 |   0.36   |  0.36 |  0.36 |   0.36 |
|--------------------|-------|----------|-------|-------|--------|
|     DSL2 <F1>      |  0.40 |   0.40   |  0.40 |  0.40 |   0.40 |
|--------------------|-------|----------|-------|-------|--------|
|      AD <F1>       |  0.57 |   0.57   |  0.57 |  0.57 |   0.57 |
------------------------------------------------------------------

<F1>
      Amounts are expressed in nominal REAIS.
<F2>
      "MF" means "mobile fixed."
<F3>
      "MM" means "mobile mobile."


Prepaid service rates are charged by the Subsidiaries in accordance with the following schedule:


  TYPE OF RATE                TYPE OF CALL               SCHEDULE (1)    RATE (2)
  ------------                ------------               ------------    --------
   VC1 or VC2     From Toque  Celular to any  cellular      Normal       R$ 0.97
                  or fixed-line telephone in Area 7.
   VC1 or VC2     From Toque  Celular to any cellular       Special      R$ 0.48
                  or fixed-line telephone in Area 7.
   VC1 or VC2     From Toque  Celular to any Company          24h        R$ 0.48
                  cellular telephone on any day, and
                  any  local  call on  Sundays
                  and national holidays.
      VC3         From Toque  Celular to any cellular         24h        R$ 1.90
                  or  fixed-line telephone outside
                  of Area 7.



          TYPE OF SERVICE                                            RATE (3)
          ---------------                                            --------

Voicemail/Answering Service                                           R$ 0.39

Confirmation of Provision of Service                                  R$ 5.00

Surcharge for obtaining balance information more than twice daily     R$ 0.20


(1) The Special Schedule is available in the Federal District, Goias and Tocantins from 9:00 p.m. to 9:00 am; in Mato Grosso and Mato Grosso do Sul from 8:00 p.m. to 8:00 am; in Rondonia from 7:00 p.m. to 7:00 am; and in Acre from 6:00 p.m. to 6:00 am.

(2) All amounts in reais, inclusive of taxes, charged per minute for calls made by the cellular telephone inside the caller's tariff area.

   ROAMING FEES

      The Company also receives revenue pursuant to roaming agreements with other cellular service providers. See below "Description of Business--Operating Agreements--Roaming Agreements." When a call is made from within the Region by a subscriber of another cellular service provider, that service provider pays the Company for the call at the applicable rate. Conversely, when a Company subscriber makes a cellular call outside the Region, the Company must pay the charges associated with that call to the cellular service provider in whose region the call originates.

   NETWORK USAGE CHARGES

      Pursuant to interconnection agreements with other telecommunications providers, the Company earns revenues from any call (cellular or fixed-line) originating with another cellular or fixed-line service provider and terminating on a cellular telephone within the Region. See below "Description of Business--Operating Agreements--Interconnection Agreements." The Company charges the service provider from whose network the call originates a network usage charge for each minute the Company's network is used in connection with the call. The average network usage tariff charged by the Company to other service providers in 1997 and 1998 was R$0.17, R$0.19 per minute, respectively, net of value-added taxes. Through October of 1999, the network usage tariff was R$0.19. As of November, 1999, Anatel granted an increase of 14.7%, increasing the tariff to R$0.2180.

   TAXES ON TELECOMMUNICATIONS SERVICES

      The cost of telecommunications services to the subscriber includes a variety of taxes. The average rate of all such taxes, as a percentage of gross operating revenues for the Company, was approximately 22.1% in 1999. The principal tax is a state value-added tax, the IMPOSTO SOBRE CIRCULACAO DE MERCADORIAS E SERVICOS (the "ICMS"), which the Brazilian states impose at varying rates on certain revenues from the provision of telecommunications services. The ICMS rate in each state in the Region is 25% for domestic telecommunications services, except in the State of Acre, where the rate for domestic telecommunications services is 17% for intrastate calls and 13% for interstate calls, and in the State of Mato Grosso, where the ICMS rate is 30%.

      Other taxes on gross operating revenues include two federal social contribution taxes, the PROGRAMA DE INTEGRACAO SOCIAL ("PIS") and the CONTRIBUICAO PARA FINANCIAMENTO DA SEGURIDADE SOCIAL ("COFINS"), imposed on certain telecommunications services at a combined rate of 3.65% of gross revenues.

      In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to certain services, including cellular activation, to which the ICMS had not previously been applied. The agreement also provides that the ICMS may be applied retroactively to services rendered during the five years preceding June 30, 1998. See below "Legal Proceedings--Litigation Related to the Application of the ICMS."

BILLING AND COLLECTION

      The Company's billing system has four main functions: (i) subscriber registration, (ii) subscriber information management, (iii) accounts payable management and (iv) billing and collection. To facilitate the billing and collection processes, Telebrasilia uses six staggered billing cycles per month, Teleacre uses three billing cycles per month, and the remaining Subsidiaries use one billing cycle per month.

      The Company allows subscribers at least 15 days from the due date before suspending service for nonpayment. The Company's management estimates that approximately 50% (by value) of its invoices are paid on or before the due date. If a subscriber's payment is more than 15 days past due, service may be suspended until full payment for all outstanding charges is received. After 60 days delinquency, the subscriber is referred to a collection agency. If a subscriber's payment is more than 90 days past due, service may be discontinued. The Company's provisions for doubtful accounts were 5.5%, 6.6% and 7.4% of gross operating revenues in 1997, 1998 and 1999, respectively. See below "Management's

Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1997, 1998 and 1999--Operating Expenses--Selling Expenses." Until November 1999, the collection of accounts past due over 60 days was contracted to third parties. As of November 1999, the Company has effected the collection of its own accounts and hopes to reduce the delinquency rate of its subscribers. For subscribers whose service is canceled due to over 90 days delinquency, the Company offers a 20% discount for installment payments, and a 30% discount for cash payments, of amounts due.

      The Company receives roaming fees from other cellular service providers when their subscribers make cellular calls while within the Region, and pays roaming fees to other cellular service providers when its subscribers make cellular calls while outside of the Region. See above "Description of Business--Sources of Revenue--Roaming Fees." The Company receives network usage fees from other service providers when their subscribers make calls that terminate on a cellular telephone within the Region, and the Company pays network usage fees when its subscribers make calls that terminate on the network of another service provider. See above "Description of Business--Sources of Revenue--Network Usage Charges." After each collection cycle is over, the Company and the other service providers reconcile the amounts owed between them and settle on a net basis. For international and domestic long-distance calls made by its subscribers, the Company forwards the amount collected for such calls to EMBRATEL and charges EMBRATEL a fee for the use of its cellular telecommunications network.

NETWORK

      As of December 31, 1999, the Company's cellular telecommunications network covered approximately 49% and 1.6% of the area of Area 7 and Area 8, respectively, and 82% and 35% of the population of Area 7 and Area 8, respectively. The Company continues to expand its cellular telecommunications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand. Under the Concessions, the Company has certain obligations concerning network coverage. See below "Description of Business--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." At present, the Company is in compliance with its network coverage obligations and has met or exceeded all ANATEL requirements.

      As of December 31, 1999, the Company's cellular telecommunications network in Area 7 consisted of 12 cellular switches, 537 base stations and 27,879 voice channels and one national and two regional signaling transfer points. The Company's six Nortel DMS-MTX and five Ericsson AXE 10 switches are distributed among its switching centers, which are located in Brasilia, Goiania, Palmas, Campo Grande, Cuiaba, Rondonopolis, Porto Velho and Rio Branco. The network is connected primarily by a fiber-optic transmission system leased from fixed-line service providers in the Region. Nortel and Ericsson are the Company's principal suppliers of cellular telecommunications equipment.

      On October 7, 1999, NBT commenced providing cellular telephone services, using the Nortel DMS-MTX cellular platform throughout its network. As of December 31, 1999, NBT had seven cellular switches in Manaus, Belem, Boa Vista, Sao Luiz, Macapa, Santarem and Imperatriz and 58 base stations.

      The Company continues to increase the capacity and improve the quality of its cellular telecommunications network by building new base stations and adding channels to existing base stations. This development is carried out in response to projected subscriber demand and international quality standards for cellular telecommunications service. The Company's management believes that its cellular telecommunications network will require further development to continue to meet the demand for cellular telecommunications services in the states' capitals and their surrounding metropolitan areas.

      Digitalization represents one of the Company's key strategic initiatives. Until 1997, the Company supplied only an AMPS analog cellular telecommunications service. During 1998, the Company began to supply digital service based on the TDMA standard in the Federal District, Rondonia, Mato Grosso do Sul, Goias and Mato Grosso and, in September 1999, in Acre and Tocantins. The Company's management believes that digitalization offers certain advantages, including greater network capacity, reduced operating costs and additional revenues through the sale of value-added services. Digital cellular telecommunications services also offer subscribers greater security.

      Besides increasing the number of cellular platforms, in 1999 the Company installed voicemail and prepaid platforms in the Region. As of March 13, 2000, the Company made available a short message service ("SMS") to its subscribers, named e-celular. SMS allows subscribers using digital cellular handsets to receive and read messages directly on the screen of their handset. The Company activated in 2000 a platform for SMS, based in Brasilia, to cover the entire Region, including Area 8.

FRAUD DETECTION AND PREVENTION

      The two principal types of fraud encountered by the Company are subscription fraud and cloning fraud. Subscription fraud occurs when a person, typically using a fictitious identification and address, obtains cellular telecommunications service with no intention of paying for the service and then incurs substantial charges before the cellular service provider is able to identify the fraud and terminate service. Such fraud is detected prior to the invoicing of charged services by means of analysis of the use of the cellular line and of information on the subscriber on file with the Company and with collection agencies. However, controlling this type of fraud is made difficult by virtue of ANATEL's application of Rule 05/78, which prohibits the suspension of service prior to an account being 15 days past due. As a result, subscription fraud constitutes one of the most significant problems for cellular companies in Brazil.

      Cloning fraud consists of duplicating the cellular signal of a BONA FIDE subscriber, enabling the perpetrator of the fraud to make telephone calls using the subscriber's signal. The MIN (user identification number) and ESN (equipment serial number) of the subscriber are captured by the cloner through the use of a radio scanner. Such calls are billed to the subscriber but the receivable is written off when the Company discovers that it arose from a fraudulent call. The Company's fraud control section can detect the clone and, as of the first cloned call, suspend service immediately. The subscriber is then informed and his invoices are scrutinized monthly. Currently, cloning fraud is under control due to preventative measures taken by the Company such as blocking international calls (service is provided only pursuant to the subscriber's request) and the creation of a 24 hour fraud control center, consisting of 17 analysts and utilizing the Integrated Fraud Detection and Control System ("SAF"). SAF began functioning on July 14, 1998 and is linked to a national network. SAF allows the detection, analysis and control of abnormalities of cellular service usage that may indicate fraud throughout the national territory and almost in real time.

QUALITY OF SERVICE

      In the past, the Company's cellular telecommunications network was subject to occasional congestion in certain areas, primarily the Brasilia metropolitan area. Congestion can result in the inability to make calls and the premature termination of calls. The Company's service problems were worsened by government-imposed constraints on the Company's capital expenditure budget until July 1998, which prevented the Company from increasing network capacity to meet demand for cellular telecommunications service in parts of the Region. See below "Description of Business--Capital Expenditures." Following the Breakup, the
Company was no longer subject to government imposed capital expenditure constraints, which allowed for increased investment in the Company's cellular telecommunications network.

      Network congestion in the concession areas of Telebrasilia Celular and Teleacre Celular in the past limited the Company's ability to meet demand for cellular telecommunications services and resulted in the creation of waiting lists to obtain such services. However, by November 1998 the congestion problems had been resolved and the Company had eliminated all waiting lists.

COMPETITION

      The General Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. The Federal Government has granted ten licenses to private companies (each a "Band B Service Provider") to provide cellular telecommunications service within particular regions of Brazil on a frequency range referred to as "Band B." The frequency range used by the cellular service providers that were spun off from the TELEBRAS System, including the Company (each a "Band A Service Provider") is referred to as "Band A." Each Band B license covers a geographic region which generally corresponds to a Cellular Region. See below "Description of Business--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

   OTHER TELEPHONE AND WIRELESS SERVICES

      Brazilian telecommunications legislation leaves room for introduction of even more competition in the wireless telephone market. See below "Description of Business--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses." ANATEL has already announced its intentions to grant licenses to mobile telephone service providers to provide Personal Communications Services ("PCS") in the 1.8 GHz frequency range, allowing the introduction of a third competitor to the incumbent Band A and recently established Band B, operating in each of the areas of the Region. According to recent ANATEL declarations, criteria are expected to be determined during the month of July, 2000, and licenses will be granted by the end of 2000, but there are no assurances that this schedule will be met.

   BAND B COMPETITION IN AREA 7

      A license to provide cellular telecommunications services in Area 7 on Band B has been granted to Americel, S.A. ("Americel"), whose shareholders include Bell Canada International BVI-V Ltda. (20%), Telesystem International Wireless (Brazil), Inc. (20%) and various Brazilian pension funds. Americel paid R$338.5 million for the license. Americel began to provide digital cellular telecommunications service based exclusively on the TDMA standard in the Region in November 1997. Americel does not provide analog services in the Region. Americel's rights and obligations under its license are substantially identical to the Company's rights and obligations under the Concessions. Americel's subscribers use dual-mode AMPS and TDMA standard handsets in order to roam in areas where digital service is not yet available.

      The Company's management estimates that, as of December 31, 1999, Americel had approximately 20% of the market, covering principally the state capitals and surrounding metropolitan areas.

      The Company also competes with fixed-line telephone service providers. Certain of the Company's existing and potential subscribers might shift to fixed-line service providers for a number of reasons, including price, if enough capital were invested in the fixed-line telephone industry in Area 7 to increase fixed-line density and improve service. The fixed-line service provider in Area 7 is Tele Centro Sul Celular Participacoes S.A. ("Tele Centro Sul"). To increase competition and improve the quality of service, the Federal Government has granted concessions to other "mirror companies" to provide fixed-line services. On September 30, 1999, the Federal Government granted a concession to Global Village Telecom, S.A. to provide fixed-line telecommunications services in the same concession area as Tele Centro Sul. Global Village Telecom S.A. has undertaken to install 240,000 fixed-line telephones in 2000 and to this end has invested approximately R$100,000,000. The concession includes a broad authorization to use fixed wireless solutions to attain rapid deployment of fixed-lines to subscribers.

   BAND A COMPETITION IN AREA 8

      In Area 8, the Band B Subsidiary competes with the subsidiaries of Tele Norte Celular Participacoes S.A., whose commercial name is Amazonia Celular and whose shareholders include Telesystem International Wireless (Brasil), Inc.,
Banco Opportunity S.A. and Brazilian pension funds. As of December 31, 1999, Amazonia Celular's subsidiaries had approximately 344,000 subscribers and a penetration rate of 2.4 subscribers per 100 inhabitants. It provides largely AMPS service, with TDMA service launched only in September 1999. By the end of 1999, it had a 89.6% market share.

   OTHER COMPETITION

      Satellite services, which provide nationwide coverage, are available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. The Company does not plan to offer mobile satellite services (other than pursuant to a roaming arrangement with a satellite service provider), although it may consider doing so in the future.

      There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Any adverse effects on the Company's results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the identity of the competitors, their business strategies and capabilities, prevailing market conditions at the time, the regulations applicable to new entrants and the Company and the effectiveness of the Company's efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than those of the Company.

OPERATING AGREEMENTS

   INTERCONNECTION AGREEMENTS

      In order to facilitate telecommunications between cellular telephone users and fixed-line telephone users, as well as among cellular telephone users, the Subsidiaries have entered into interconnection agreements with fixed-line service providers. The fixed-line interconnection circuits ("EILD") consist of 2 MB bundles for the interconnection of the cellular network with the Switched Fixed Telephone System ("STFC") and for interconnection among cellular networks (e.g. between base stations and distribution and control stations).

      The Subsidiaries have entered into an EILD service contract (the "EILD Contract") with companies that are part of fixed-line or long distance networks. The EILD Contract is essential to the Subsidiaries' capability to provide telecommunications between cellular and fixed-line users, since the Subsidiaries own few interconnection circuits of their own.

      In consideration for the use of the interconnection circuits of the fixed-line network, pursuant to the EILD Contract, the Subsidiaries paid an aggregate amount of R$25.4 million in 1999.

   ROAMING AGREEMENTS

      Agreements for automatic roaming have been entered into as of March 25, 1998 for terms of 3 years with all the other Band A Service Providers and with all Band B Service Providers other than Americel, with which the Company is prohibited from entering into such an agreement pursuant to ANATEL regulations. The roaming agreements automatically renew for further one-year terms. The agreements permit the Company's subscribers to use their cellular telephones on the networks of other cellular service providers while traveling or "roaming" outside the Region. Conversely, the Company is required to provide cellular telecommunications service to subscribers of those cellular service providers when those subscribers are within the Region. The agreements require the Company and the other cellular service providers to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. Each company that participates in the Finalization Network for National Automatic Roaming pays a monthly fee equal to R$0.10 per cellular line in service and R$50.00 per 1,000 calls (originated or received) that involve roaming.

      The Subsidiaries have also entered into international roaming agreements with foreign carriers that permit their subscribers to use their cellular telephones in Argentina and Uruguay and subscribers of those carriers to use their cellular telephones in the Region. The terms of these international roaming agreements vary from agreement to agreement. The Company has international roaming agreements with Gateway Providers to permit its subscribers to have roaming services in North America, Europe, Asia, South Africa and Australia.

EMPLOYEES

      As of December 31, 1999, the Company had a total 1,705 employees (1,084 full-time, 238 trainees and 383 contract), of whom approximately 12% were employed in technical or operational positions, 64% in sales, customer service and marketing and 24% in computing, finance and administrative support. Approximately 29% of all full-time employees are members of state labor unions associated with either the Federacao Nacional dos Trabalhadores em Telecomunicacoes - Fenattel ("Fenattel") or the Federacao Interestadual dos Trabalhadores em Telecomunicacoes - Fittel ("Fittel"). The process of negotiating the collective bargaining agreement for 1999/2000 was professional and resulted in the overwhelming approval by the employees of the Company's proposals.

      The Company's management considers the relations of the Company with its work force to be satisfactory. Neither the Company nor any Predecessor Company has experienced a work stoppage that had a material effect on its operations.

      The Band A Subsidiaries participate in a pension fund, FUNDACAO TELEBRAS DE SEGURIDADE SOCIAL - SISTEL ("SISTEL"), the purpose of which is to supplement government-provided retirement benefits. SISTEL is a multi-employer defined benefit plan that covers the former employees of the TELEBRAS System, and the Band A Subsidiaries are contingently liable for all of the unfunded obligations of the plan. The Band A Subsidiaries make monthly contributions to SISTEL currently equal to 13.5% of the salary of each employee who is a SISTEL member. Each employee member also makes a monthly contribution to SISTEL based on age and salary. Members of SISTEL qualify for full pension benefits after reaching age 57, provided they have been members of SISTEL for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. SISTEL operates independently from the Company, and its assets and liabilities are fully segregated from those of the Company. Employees of the Band A Subsidiaries at the time of the privatization had the right to maintain their rights and benefits in SISTEL in accordance with the terms in place at that time. See Note 24 to the Consolidated Financial Statements. In January 2000, SISTEL's assets were segregated by its contributors, and various benefits plans were developed, including a plan by the Company on behalf of the Band A Subsidiaries. A new benefits plan is currently being elaborated, which will be based on a contribution concept, as opposed to a benefits concept. The launch date is set for June 2000, at which time the Company's affiliates as well as new participants will switch to the plan.

      A Duties and Salaries Plan is being finalized by the consulting firm William Mercer. Its implementation is in July 2000. Associated with the Duties and Salaries Plan will be a Variable Remuneration Program, with a view towards a new approach to compensation.

      There  are no  labor-related  circumstances  on the  part  of the  Holding
Company or relevant circumstances on the part of the Company that would affect the results stated herein.

      The Subsidiaries contract with third parties for cleaning and security services, as well as for receptionist services.

RESEARCH AND DEVELOPMENT

      In connection with the Breakup, the Company was required to enter into a three-year contract effective as of August 1998 with the Fundacao Centro de Pesquisa e Desenvolvimento em Telecomunicacoes ("CPqD") under which the Company is obligated to contribute R$1.8 million to CPqD during the three years ending August 2001. During the effectiveness of its agreement with CPqD, the Company has access to equipment testing and consulting and training services, and the Company has commissioned CPqD to perform a number of research and development projects for the Company. Prior to the Breakup, a share of a contribution made to CPqD by the Predecessor Companies was allocated in the Company based on the number of its licenses in service. The Company depends primarily upon the manufacturers of telecommunications products for the development of new hardware and does not conduct any independent research.

CAPITAL EXPENDITURES

      Prior to privatization, the Company's capital expenditures were made as part of system wide planning and allocation of capital expenditures by TELEBRAS, which were subject to approval by the Federal Government. These constraints on capital expenditures prevented the Company from making certain investments that otherwise would have been made to improve cellular telecommunications service in the Region. Since the privatization of TELEBRAS, these restrictions have not applied. The Company is now permitted to determine its own capital expenditure budget, subject to its obligations under the Concessions to meet certain network coverage obligations and quality of service standards. See below "Description of Business--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

      The Company's capital expenditure priorities include increasing network capacity, improving overall quality and increasing the level of digitalization of the Company's network.

      The following table sets forth the Company's capital expenditures for each year in the three-year period ended December 31, 1999.

                                                   1997      1998       1999
                                                  ------    ------     ------
                                                    (MILLIONS OF REAIS) <F1>
Automatic switching equipment..................     11.0      28.5       41.4
Other equipment................................     71.3      98.6      123.5
Real estate....................................      6.4       1.6        0.5
Other assets <F2>..............................      8.6      18.2       16.7
                                                     ---      ----       ----
   Total capital expenditures..................     97.3     146.5      182.0
                                                    ====     =====      =====


------------

<F1>
      Information is presented in constant REAIS of December 31, 1999.
<F2>
      "Other Assets" does not include expenditures for concessions for Area 8 (R$60.5 millions in 1999 and R$36.4 millions in 1998).

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

   GENERAL

      The Company's business, including services provided and rates charged, is subject to comprehensive regulation under the General Telecommunications Law (Federal Law n(0) 9,472/97), Federal Law n(0) 9,295/96, also known as the LEI MINIMA (the "Minimum Law"), Federal Decree n(0) 2,056/96 that establisheS general rules for cellular service (the "Cellular Service Rule") and a series of administrative-level regulations enacted by the Ministry of Communications and ANATEL, among them ANATEL Resolution n(0) 73, which sets the general ruleS for telecommunications services. Each of the Subsidiaries operates under a Concession that authorizes it to provide cellular services and sets forth certain obligations.

      ANATEL is the regulatory agency for telecommunications in Brazil. It is established by the General Telecommunications Law and operates under the October 1997 REGULAMENTO DA AGENCIA NACIONAL DE TELECOMUNICACOES (the "ANATEL Decree"). ANATEL is a government body governed by a separate regulatory scheme. It has administrative and financial independence and is linked but not subordinated to the Ministry of Communications. ANATEL has authority to issue legally binding regulations to telecommunications service providers. Any such proposed regulation is subject to a period of public comment, which may include public hearings. Due to its independent status, decisions or regulations enacted by ANATEL are not subject to appeal to any other government body, i.e. they can only be challenged administratively within ANATEL or judicially. ANATEL directors have fixed tenures, which further strengthens its autonomy.

   CONCESSIONS AND LICENSES

      Concessions and licenses to provide telecommunications services are granted either under the public regime or the private regime. Only fixed-line concessionaires are currently operating under the public regime. Services provided under the private regime can be considered of collective interest or restricted interest. While public services are subject to requirements that arise from the General Telecommunications Law and the May 1998 Decree that establishes the GENERAL FIXED-LINE SERVICE UNIVERSALIZATION TARGET PLAN, collective interest private regime services are only subject to requirements imposed by ANATEL on the Concessions. Restricted interest private services are subject to no substantial requirements, other than in connection with radio-frequency usage, when applicable.

      The Subsidiaries operate under the collective interest private regime, being subject to a series of requirements imposed on the Concessions. See below "Description of Business--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

      Pursuant to the Minimum Law and the General Telecommunications Law, the Band A and Band B Service Providers have been granted Concessions. Each
Concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable obligations provided for under each concession. If a cellular service provider wishes to offer any telecommunications service other than the cellular service authorized by its concession, it may apply to ANATEL for a license to offer such other services.

      Each Concession has been granted for an initial period of 15 years, renewable for another 15 years if the obligations imposed on the Concession have been met.

      Previously under the Concessions, Band A and Band B Service Providers were guaranteed that ANATEL would not authorize additional providers of cellular telecommunications services until December 31, 1999. As this restriction has now expired, the only limitation to the granting of licenses to new cellular service providers within the Region is in the General Telecommunications Law, which provides that the number of authorizations issued within a determined region will be limited when (i) the entry of a new service provider is technically impossible (e.g. lack of radio spectrum capacity) or (ii) the increase in number of competitors would affect the financial soundness of the existing service providers.

   OBLIGATIONS OF TELECOMMUNICATIONS COMPANIES

      QUALITY OF SERVICE, NETWORK COVERAGE AND CUSTOMER CARE. All cellular telecommunications service providers are subject to obligations concerning quality of service, network coverage and customer care, arising from the Concessions or from the MEMORANDUM OF UNDERSTANDING FOR CELLULAR SERVICE PROVIDING SUPERVISION (the "Service Quality Memorandum"), entered into and between the Subsidiaries and ANATEL in November 18, 1999.

      Under the Concessions, the Company's quality of service obligations require that: (i) the cellular network be fully operational 98% of the time;
(ii) the rate of failed call completion due to signal loss not exceed 3%; (iii) the rate at which attempted calls fail due to voice channel congestion at peak hours not exceed 5%; (iv) the drop rate for connected calls not exceed 3%; (v) the cellular network be available on first call attempts 90% of the time; and
(vi) the number of subscriber complaints per month not exceed 5%. The Company's network coverage obligations require the Company to provide cellular telecommunications services to all municipalities in the Region with populations greater than 100,000 by November 4, 1999 and to 70% of the municipalities in the Region with populations greater than 30,000 by November 4, 2002. Customer care obligations under the Concessions require activation to be effective, depending on the district or municipality, within: (i) 180 business days of an activation request during the first year of operation; (ii) 120 business days of an activation request during the second year of operation; (iii) 30 business days of an activation request during the third year of operation; (iv) 15 business days of an activation request during the forth year of operation; and (v) 5 business days of an activation request during and after the fifth year of operation.

      The Company is currently in compliance with all quality and customer care obligations as defined by ANATEL and has met or exceeded its network coverage obligations under the Concessions from 1998 to the present time. Failure to meet these obligations may result in fines and penalties of up to 0.05% of net operating revenues per day until the Company complies with these obligations, as well as potential revocation of the Concessions. While there can be no assurances, the Company's management believes that the Company will remain in compliance with its obligations under the Concessions at all times.

      The Service Quality Memorandum provides for a commitment by the Subsidiaries to employ their best efforts to achieve the following service quality ratios by June 2001: (i) monthly rate of general subscriber complaints less than 3.5%; (ii) monthly rate of subscriber complaints about network coverage plus complaints about system's lack of capacity less than 1.5%; (iii) monthly rate of completed calls to customer service centers, at peak hours, greater than 80%; (iv) monthly rate of effectively responded subscriber communications greater than 97%; (v) monthly rate of subscribers attending customer service facilities and being assisted in 10 minutes or less greater than 80%; (vi) number of bills with error complaints per thousand issued, for one-month periods, less than 10; (vii) monthly rate of connected calls, originated from Company's subscribers at peak hours, greater than 57%; (viii) monthly rate of calls connected in less than 15 seconds during peak hours greater that 85%; and (xiv) monthly rate of dropped calls at peak hours smaller than 3%. All cellular service providers must submit monthly reports regarding such rates to ANATEL. Whenever under-performance is unjustified and best efforts to avoid the failure are not proven, ANATEL can audit the respective cellular service provider. If auditing results point to complete disregard by the concessionaire of its obligations to provide quality and continuous cellular service, such service provider may suffer intervention by ANATEL and possible license revocation. The Subsidiaries have met all the monthly targets so far and, while there can be no assurances, the Company's management believes that the Company will keep achieving such targets at all times.

      INTERCONNECTION. All telecommunications service providers are required to provide interconnection upon request to any party that provides public telecommunications services. The terms and conditions of interconnection are to be freely negotiated between parties, subject to a price cap established by ANATEL. If a company offers any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis.

      ANATEL has stated that for the time being it does not expect to require network service providers to permit co-location of equipment. Co-location means that a network operator permits another party to place its switching equipment in or near the local exchange of the network operator and to connect to the network at this location. Co-location is currently a matter for negotiation between interested parties.

      ANATEL does not currently require network operators to unbundle network elements and services, although ANATEL has stated that it plans to review the issue on a regular basis and may require unbundling in the future. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements which may be purchased separately by a party requesting interconnection.

   RATE REGULATION

      The Concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a basket of services. The basket includes the services in the Basic Service Plan, including monthly subscription fees, VC1 charges, VC2 charges, VC3 charges, DSL1 charges, DSL2 charges, and AD charges, as well as interconnection charges, including network usage fees and charges to provide a physical connection to the network (INTERLIGACAO).

      The initial price cap agreed upon by ANATEL and the Company in the Concessions is based on previously existing tariffs, which were developed based on the fully allocated costs of the Company. The initial price cap is adjusted on an annual basis under a formula set forth in the Concessions. The price cap is adjusted to reflect the rate of inflation as measured by the INDICE GERAL DE PRECOS, DISPONIBILIDADE INTERNA ("IGP-DI"), an inflation index developed by the FUNDACAO GETULIO VARGAS, a private Brazilian economic research organization.

      The weighted average tariff for the entire basket of services may not exceed the price cap, but the tariffs for individual services within the basket may be increased. The Company may increase the tariff for any individual service by up to 20%, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff does not exceed the price cap.

      Other telecommunications companies wishing to interconnect with and use the Company's network must pay certain fees, primarily a network usage fee. The network usage fee is a flat fee charged per minute of use, which represents an average charge for a basket of network elements and services. The network usage fee charged by Band A Service Providers is subject to a price cap set by ANATEL. The price cap for the network usage fee varies from company to company based on the underlying cost characteristics of each company's network. For a breakdown of the Company's past network usage charges, see "--Sources of Revenue--Network Usage Charges."

   ANCILLARY SERVICES, VALUE-ADDED SERVICES AND INTERNET REGULATION

      Under the recently amended Norm 23/96, cellular service providers are authorized to provide ancillary services to subscribers in connection with one or more service plans. The Company currently offers its TDMA capable subscribers the following value-added services: (i) caller identification; (ii) voice mail;
(iii) call forwarding; (iv) call waiting; (v) three-way calling and (vi) SMS. On June 15, 2000, ANATEL issued Resolution 226, amending Norm 23/96. Resolution 226 requires all cellular service providers to offer voicemail service in all service plans, defines strict rules for billing air-time in connection with voicemail usage and authorizes the service providers to provide and charge for SMS in connection with one or more service plans. Before Resolution 226, SMS was provided only under test permission and could not be charged. Resolution 226 also requires cellular service providers to provide detailed billing to subscribers, which was formerly considered ancillary and charged for separately. It also modifies billing criteria for short repetitive calls (3 to 30 seconds) of the same origin and destination, provided that the delay between calls does not exceed 120 seconds.

      Value-added services are not considered under Brazilian telecommunications regulations to be telecommunications services per se, but rather an activity that adds features to a telecommunications service that supports them. Regulations oblige all telecommunication service providers to grant network access to any party interested in providing value-added services, on a non-discriminatory basis, unless technical impossibilities arise. Telecommunications service providers are also allowed to render value-added services through their own network. Internet access is considered by Brazilian legislation as a value-added service, and its providers are not considered to be telecommunication companies. Current regulations allow the Company or any other interested party to offer Internet connection services through the Company's network. While setting consumer pricing for its Internet connection services, the Company must consider the costs charged to third parties offering similar services for the Company's network usage. ANATEL is expected to issue specific regulations in the near future regarding the use of cellular networks to provide Internet connection services.

BRAZILIAN POLITICAL ENVIRONMENT

      The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover in the federal government at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies.

      Fernando Henrique Cardoso, who was Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "REAL Plan"), was elected President of Brazil in October 1994 and, in October 1998, was reelected for an additional four-year term, which began in January 1999.
President Cardoso is the leader of a coalition of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic Party, holds the second largest number of seats in the coalition.

      1999 was marked by difficult relations between the Federal Government and certain state governments. In the 1998 elections for state governors, candidates from parties allied with the President's coalition prevailed in 21 of 27 states, including the State of Sao Paulo. Opposition candidates won in six states, including the States of Rio de Janeiro and Rio Grande do Sul. In January 1999, the new Governor of the State of Minas Gerais announced that his state would suspend payments on its debt to the Federal Government for 90 days. The Governor of the State of Rio Grande do Sul subsequently obtained a court order permitting his state to make its debt payments into an escrow account, pending resolution of a request of seven states to renegotiate refinancing agreements they had reached with the Federal Government in 1997. The Federal Government responded by seeking to withhold constitutionally-mandated transfers to the State of Minas Gerais. The Federal Government notified certain international financial institutions that it would no longer guarantee those states' obligations to those institutions, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul.

      In February 1999, state governors and municipal governments began a renegotiation of their respective refinancing agreements with the Federal Government in order to stabilize state and municipal cashflows. By the end of 1999, all states and most municipalities had reached agreements with the Federal Government for the refinancing of certain debt for a period of 30 years.

      Throughout 1999 and during the first few months of 2000, the Federal Government succeeded in obtaining important approvals for its long-term fiscal reform program. Its proposal for comprehensive restructuring of the Brazilian tax system received the approval of all legislative commissions of the CAMARA DOS DEPUTADOS, the Brazilian House of Representatives, and was ready to be voted on when the Federal Government proposed additional amendments to the text, causing the process to come to a halt. On the other hand, the Federal Government obtained a very important victory on spending cuts in the public sector, with the approval, in May, 2000, of the Complementary Law no. 101, called the Fiscal Responsibility Law, which imposes a series of responsibilities and budget targets on public administrators and new criteria for public budget allocation.

      On Social Security, the Federal Government has also passed a comprehensive reform of welfare and retirement regulations, which aims at deficit reduction. However, in October 1999, the Brazilian Supreme Federal Court found unconstitutional the levy of social security taxes on public servants, active and inactive. The Federal Government promptly adopted compensatory measures to balance the public accounts through the increase in collection effectiveness and alterations on taxation policy to some segments of the population.

      The privatization process is still under way, with the upcoming sale of federal assets in the energy and sanitation sector as well as the issuance of concessions of PCS licenses to increase competition in the telecommunications market. See above "Description of Business-Regulation of the Brazilian Telecommunications Industry-Concessions and Licenses."

BRAZILIAN ECONOMIC ENVIRONMENT

      The Company's business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and
(iii) exchange rates between Brazilian and foreign currencies.

      For many years before the introduction of the REAL Plan in late 1993, the Brazilian economy was extremely volatile. The Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, noninflationary growth. Changes in monetary, credit, tariff and other policies were frequent and occasionally drastic. In particular, actions to control inflation, interest rates or consumption included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not infrequently had a material adverse effect on the Company's business, operations, financial condition and results of operations.

      The Federal Government introduced the REAL Plan in December 1993. The REAL Plan is an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government-owned entities and introducing a new currency. The REAL was introduced as Brazil's currency on July 1, 1994, initially with an exchange rate of R$1.00 to US$1.00. The REAL appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.2087 to US$1.00 at December 31, 1998. Notwithstanding the success of the REAL Plan in lowering inflation and stabilizing the Brazilian economy, the REAL Plan has also led to economic slowdown, and a rise in unemployment in most regions and sectors of the economy.

      The Asian financial crisis in 1998 and the ripple effects of that crisis presented a serious challenge for Brazil. After reaching a historical high of US$74.7 billion on April 30, 1998, Brazil's international reserves declined to US$42.4 billion on October 31, 1998.

      In November 1998, in response to continuing pressure on the REAL and the rapid decline in the country's dollar reserves, Brazil negotiated a US$41.5 billion loan package arranged by the IMF. Acceptance of the IMF package committed Brazil to implement a combination of spending cuts and tax increases. Brazil received the first installment of approximately US$9.4 billion in two disbursements. Brazil's level of international reserves stabilized following the announcement of the support package, reaching US$44.6 billion at December 31, 1998. At year-end 1998, the Commercial Market Rate stood at R$1.2087 to US$1.00.

      After some initial progress in implementing a Fiscal Stabilization Program announced in late 1998, the Federal Government encountered difficulties in implementing the program in Congress. The Central Bank attempted a controlled devaluation of the REAL by widening the band within which the REAL was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, 1999, the Central Bank announced that the REAL would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. Both the level of international reserves and the value of the REAL continued to decline. On January 31, 1999, Brazil's international reserves stood at US$36.1 billion and the Commercial Market Rate stood at R$1.9832 to US$1.00.

      In the following weeks, the Federal Government had a series of legislative successes with its efforts to implement the expense reduction and revenue enhancement measures under its Fiscal Stabilization Program. Brazil also began negotiations with the IMF on adjustments to the previously-agreed 1999-2001 economic program, and agreement was reached in March 1999 on new economic targets. Brazil received a second disbursement, of approximately US$4.9 billion, from the IMF, followed by an additional US$4.9 billion in bilateral loans under the IMF-led support package.

      After giving effect to the inflows from the IMF-led support package, Brazil's international reserves stood at US$44.3 billion in April, 1999, and the Commercial Market Rate stood at R$1.66 to US$1.00 on April 30, 1999. By March 2000, international reserves stood at US$39.2 billion, and the Commercial Market Rate stood at R$1.74 to US$1.00 on March 31, 2000.

      By the end of 1999, GDP grew 1.01%, thus exceeding expectations. During the first quarter of 2000, GDP grew 1.23% compared to the fourth quarter of 1999 and 3.08% compared to the first quarter of 1999. Growth in the first semester of 2000 was fueled mainly by industry, which experienced 5.69% growth in that period, followed by services, which grew 2.28%. Agricultural activity decreased by 0.84%. Brazil's current accounts deficit diminished in 1999, for the first time since 1992, and closed the year at US$24.4 billion, compared to a 1998 year-end deficit of US$35 billion. At the end of the first quarter of 2000, the current accounts deficit stood at US$4 billion, compared to a deficit of US$5.2 billion for the first quarter of 1999, representing a 22% reduction.

      Foreign direct investment net inflows stood at US$17 billion by year-end 1997, US$25 billion by year-end 1998, and US$30 billion by year-end 1999, representing proportional growth of 47% in 1998 and 20% in 1999. The first quarter of 2000 showed foreign direct investment net inflows of US$6.8 billion.

      Brazilian internal interest rates have added momentum to the economic growth. By year end 1998, the Selic rate, the basic interest rate for the economy, stood at 28.96% per year. Shortly after the January 1999 devaluation of the REAL, the Selic rate peaked at 44.99% in March, 1999 while the monetary authorities struggled to hold down inflationary pressure and the outflow of investment from the country. By year-end 1999, when currency exchange volatility had greatly reduced, the Selic rate was down to 19.03% and has since kept decreasing, reaching 18.31% on June 15, 2000.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES

      The Brazilian securities markets are influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, developments in one country can have an effect on investors' perceptions of the risks of investing in the securities of issuers in other countries, including Brazil. From 1998 through 2000, the international financial markets have experienced significant volatility, with significant adverse effects on demand for and prices of securities of issuers in virtually all emerging markets, including Brazil.

      The current volatility in the securities markets in Latin American and other emerging market countries has been attributed, at least in part, to the effects of the Asian and the Russian economic crises of 1997-98 and to the recent raise in interest rates in industrialized countries, especially the United States.

      There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the prices of the Company's securities.

INFLATION AND DEVALUATION

      Brazil experienced extremely high and generally unpredictable rates of inflation and of devaluation of Brazilian currency for many years until the implementation of the REAL Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. See above "Description of Business--Brazilian Economic Environment."

      The following table sets forth the rate of Brazilian inflation, as measured by the INDICE GERAL DE PRECOS - MERCADO (the General Price Index - Market or "IGP-M"), and the devaluation of the Brazilian currency against the U.S. dollar during the periods indicated. The 1999 inflation index was significantly impacted by the devaluation of the REAL in the beginning of the year.

                                                     YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    1997      1998      1999
                                                   ------    ------    ------
                                                          (PERCENTAGES)
Inflation (IGP-M)...............................      7.7       1.8      20.1
Devaluation (Brazilian currency vs.  US$).......      7.4       8.3      48.0

      Under the REAL Plan, the rate of Brazilian inflation has decreased considerably since July 1994. The exchange rate between the REAL and the U.S. dollar remained relatively stable from mid-1994 to year-end 1998, but extreme volatility returned in 1999. See above "Description of Business--Brazilian Economic Environment." During the first quarter of 1999, inflation, as measured by the IGP-M, amounted to 7.4% and the devaluation of the REAL against the U.S. dollar was 42%. The devaluation, which peaked at 70.8% and finished the year at 48%, drove the IGP-M to a five-year high of 20.1% for 1999. The first quarter of 2000 showed an inflationary increase of 1.75%, reflecting growth, while the REAL recovered 2.3% of its value against the US Dollar.

      Inflation and devaluation have potentially adverse consequences for the Company's business, prospects, financial condition and results of operations. These factors introduce distortions into the Company's financial statements and make period-to-period comparisons difficult and unreliable. Differences between the relative rate of Brazilian inflation as compared to the rates of Brazil's trading partners, on the one hand, and the rate of currency devaluation, on the other, can cause balance sheet losses for the Company on its foreign currency-denominated liabilities. Inflation places pressure on the Company's rates and invites Federal Government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

      There can be no assurance that Brazilian inflation will remain at modest rates or, if there is an increase in inflation, that the Company's business, prospects, financial condition and results of operations will not be adversely affected.

ITEM 2.  DESCRIPTION OF PROPERTY

      The principal physical properties of the Company consist of transmission equipment, switching equipment and base stations. The Company's properties are located throughout the Region. The Company owns its headquarters in Brasilia. The Company also leases office space in Brasilia (approximately 267 square meters), Campo Grande (approximately 1,500 square meters), Cuiaba (approximately 465 square meters), Goiania (approximately 810 square meters), Porto Velho (approximately 650 square meters), Rio Branco (approximately 220 square meters), Amapa (approximately 78 square meters), Amazonas (approximately 847 square meters), Maranhao (approximately 885 square meters), Para (approximately 453 square meters) and Roraima (approximately 105 square meters).

      The Company also leases sites where its cellular telecommunications network equipment is installed. As of December 31, 1999, the Company had 19 cellular switches and 595 base stations in the Region, of which approximately 8.5% were located on land owned by the Company and the remainder of which were located on land leased by the Company. Most of these leases do not expire prior to 2003. In addition, the Company leases two retail stores in the Region.

ITEM 3.  LEGAL PROCEEDINGS

LITIGATION RELATED TO THE BREAKUP OF TELEBRAS

      The Breakup of TELEBRAS is subject to several lawsuits in which plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the Breakup. All of these preliminary injunctions have been quashed by Federal Court decisions. These lawsuits are all being challenged on the basis of court competence. Recently, the Supreme Court of Justice ruled that the Federal Courts of Minas Gerais and Brasilia were competent to hear the cases. As a result, all of the appeals have been sent back to the lower courts.

      The lawsuits are based on a number of legal theories, including that (i) Brazil's Constitution requires that the creation of the 12 New Holding Companies be specifically authorized by the Telecommunications Law; (ii) the shareholders' meeting of TELEBRAS held on May 22, 1998 which approved the Breakup was not properly convened; (iii) national sovereignty will be threatened if the country's telecommunications companies are controlled by foreign entities; and
(iv) the Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup and privatization, either by an executive order of the President or by an act of Congress.

      If any of these lawsuits ultimately succeeds, the Breakup will have to be reinitiated. This could require, depending upon the prevailing plaintiff's theory, any combination of (i) amendment of the Telecommunications Law and/or
(ii) reconvening the May 22, 1998 TELEBRAS shareholders' meeting. It is theoretically possible under Brazilian law for a court to require that the Breakup be undone, although the Company's management believes that this would not be likely to occur.

LITIGATION ARISING OUT OF EVENTS PRIOR TO THE BREAKUP

      TELEBRAS and the legal predecessors of the Holding Company and the Subsidiaries, respectively (the "Predecessor Companies"), are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies or TELEBRAS prior to the effective date of the Breakup remains with the Predecessor Companies or TELEBRAS, as the case may be, except for those liabilities which under specific accounting provisions have been assigned to the Subsidiaries and/or the New Holding Companies. Any claims against the Predecessor Companies which are not satisfied by the Predecessor Companies or TELEBRAS for reasons of insufficient assets could result in claims against the Subsidiaries or the New Holding Companies to the extent that either have received assets which might have been used to satisfy those claims had they not been spun off.

      With respect to labor and tax claims, the Subsidiaries and the New Holding Companies, by law, have joint and several liability with the Predecessor Companies and TELEBRAS, respectively. However, under the terms of the Breakup, the Predecessor Companies and TELEBRAS remain liable to the Subsidiaries and the New Holding Companies, respectively, for any such claims arising out of acts committed by the Predecessor Companies or TELEBRAS, as the case may be, prior to the effective date of the Breakup, except for any liability for which specific accounting provisions have been assigned to the Holding Company or one of the other New Holding Companies. The Company's management believes that the chances of claims of this nature materializing and having a material adverse financial effect on the Company are remote.

LITIGATION RELATED TO THE APPLICATION OF THE ICMS

      In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS in respect of certain revenues, including cellular activation fees and monthly subscription charges, that had not previously been subject to such taxes. Under Brazilian law, there is a risk that the state governments could seek to apply this interpretation retroactively to activation and subscription fees charged during the five years preceding June 30, 1998. The Company's management believes that the attempt by the state governments to extend the scope of the ICMS to services that are supplementary to basic telecommunications services is unlawful because: (i) the state governments acted beyond the scope of their authority,
(ii)  their   interpretation   would  subject  to  taxation  certain   services,
particularly  cellular  activation,  that are not  considered to be payments for
telecommunications   services   and  (iii)   new   taxes  may  not  be   applied
retroactively.

   TAXATION OF CELLULAR ACTIVATION

      Each of the Band A Subsidiaries has filed a lawsuit in the Treasury Court of the state in which it is located seeking injunctive relief from retroactive and prospective application of the ICMS to activation fees and has made a provision for the contingency that ICMS may be payable on such fees. The Band B Subsidiary has not been involved in any such lawsuit. Each of the Band A Subsidiaries, except Telemat, Telems and Teleron, has either obtained a temporary injunction relieving it from the payment of the ICMS on activation fees during the pendency of the lawsuits or is depositing with the applicable Treasury Court the amount of ICMS that would be payable if the Subsidiary does not prevail in such lawsuit. Telemat is collecting and paying ICMS on activation fees as if the interpretation were valid from November 30, 1998 and is accounting for such payments as expenses. Teleron is paying similar fees but is accounting for such payments as debt. In both cases, the judgments are being appealed. As for Telems, the temporary injunction relieving it from payment was lifted, and a judgment is pending. The amount that may be due is being provisioned. The tax authorities of the states where the lawsuits are pending may appeal the decisions of the Treasury Court to grant temporary injunctions. There can be no assurance that the Subsidiaries will ultimately prevail in any appeal relating to the temporary injunctions or in the underlying litigation with respect to application of the ICMS to activation fees. If the ICMS were applied retroactively to activation fees earned by the Company during the last five years, it would give rise to a maximum liability estimated at R$77.3 million. In accordance with clause 2.1.5 of the Breakup protocol signed by the Predecessor Companies and the Subsidiaries, the Company believes that the Predecessor Companies will be liable to the Subsidiaries for any tax liability arising from the retroactive application of the ICMS to revenue recognized from cellular activation prior to 1998. However, such liability for prior debts is not automatically attributable to the Predecessor Companies, since the tax authorities by law may file suit against both the Predecessor Companies and the Subsidiaries at the same time. If a Subsidiary is compelled to pay a tax liability, under the Breakup protocol it may seek restitution of its losses from the Predecessor Company in question.

      The Company's management does not believe that the retroactive application of the ICMS to cellular activation is probable. Therefore, no provision with respect to such application has been made or is expected to be made in the Consolidated Financial Statements. The Company has made provisions totaling approximately R$3.6 million for the application of the ICMS on activation fees from the effective date of the agreement to December 31, 1999. The Company's management does not believe that application of the ICMS to cellular activation, applied on a prospective basis, will have a material impact on the Company's results of operations.

      To date no definitive position has been taken by the Courts with regard to the levy of ICMS on activation fees. However, the Brazilian Supreme Court of Justice has not granted an injunction as requested by other States through appeals in similar lawsuits filed by taxpayers. A definitive judgment from the Brazilian Supreme Court of Justice is still being awaited.

LITIGATION RELATED TO TELEBRAS LOANS

      Under the terms of the Breakup, several loans existing between TELEBRAS and its subsidiaries (the "TELEBRAS Loans") were to have been distributed through: (i) the assignment of the debt obligation to the relevant subsidiary and (ii) the assignment of the credit right to the relevant New Holding Company as the new parent of the subsidiary who assumed the debt. Although the obligation to pay the TELEBRAS Loans was duly assigned to Telebrasilia and Telegoias, the right to receive such payments was not assigned to the Holding Company but instead to Tele Centro Sul, one of the New Holding Companies providing fixed-line services. In light of this departure from the agreed procedures for assigning the TELEBRAS Loans, payment of the TELEBRAS Loans was suspended immediately upon the change of control to the Holding Company, and a lawsuit was filed in June 1999 in Federal District Court against Tele Centro Sul, TELEBRAS and KPMG, the auditors for the Breakup accounting procedures, requesting liquidated damages and a court ruling recognizing the inappropriate procedures and non-existence of the debt to TELEBRAS. KPMG was dismissed from the lawsuit by agreeing to a declaration that the account receivable should have been assigned to the Company and not to Tele Centro Sul. The last action was issued in February, 2000, when the court ordered the defendants to present statements in response to documents submitted by the Company.

      In response to the lawsuit filed against it, Tele Centro Sul filed two counter-lawsuits in October 1999 against Telebrasilia and Telegoias, respectively, seeking payment of the TELEBRAS Loans in the amount of R$41.3 million from Telebrasilia and R$24.2 million from Telegoias. The last action for both suits was in May 2000, when the court ordered each of the defendants to present statements in response to documents submitted by Tele Centro Sul.

      All three lawsuits have been joined before the same court as they originate from the same issue concerning the TELEBRAS Loans. The Company's lawyers believe that the chances of obtaining a favorable outcome of the dispute are good.

   OTHER LITIGATION

      The Company is a party to certain legal proceedings arising in the normal course of business. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgments. In the opinion of the Company's management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business, financial condition or results of operations. See Note 24 to the Consolidated Financial Statements.

ITEM 4.  CONTROL OF REGISTRANT

      References in this Annual Report to "Preferred Shares" and "Common Shares" are to the preferred shares and common shares, respectively, of the Holding Company. References to "American Depositary Shares" or "ADSs" are to American Depositary Shares, each representing 3,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts ("ADRs").

      Of the Holding Company's two classes of capital stock outstanding, only the Common Shares have full voting rights. The Preferred Shares have voting rights under limited circumstances. As of December 31, 1999, BID S.A., a subsidiary of Splice, owned 56.06% of the Common Shares. Accordingly, BID S.A. has the ability to control the election of the Holding Company's Board of Directors and the direction and future operations of the Company.

      The following table sets forth information concerning the ownership of Common Shares by BID S.A. and by the Holding Company's officers and directors as a group.

                                                   NUMBER OF      PERCENTAGE OF
                                                    COMMON         OUTSTANDING
NAME OF OWNER                                     SHARES OWNED    COMMON SHARES
-------------------                              --------------  ---------------
BID S.A.......................................   69,723,351,125      56.06%
All directors and executives officers as a
group.........................................                7          0%

      Splice is a Brazilian company engaged in the development, manufacture and supply of digital electronic and telecommunications equipment. Its business activities include manufacturing, import/export of telecommunications equipment, installation of telephone lines in rural and urban areas, financing of telephone lines directly to the subscribers and providing alphanumeric paging services in ten of the largest Brazilian cities.

ITEM 5.  NATURE OF TRADING MARKET

      The principal trading market for the Preferred Shares is the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"). The Preferred Shares are also traded on the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges. As of December 31, 1999, the Holding Company had approximately 2.5 million common and preferred shareholders.

      The Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for Preferred Shares of the Holding Company on the Sao Paulo Stock Exchange for the periods indicated.

                                         NOMINAL REAIS PER 1000 PREFERRED SHARES
                                         ---------------------------------------
                                                  HIGH                LOW
                                         ---------------------- ----------------
Third quarter 1998 (Beginning in
 September 21, 1998)                               R$0.358          R$0.269
Fourth quarter 1998                                R$1.229          R$1.130
First quarter 1999..........................       R$2.146          R$1.083
Second quarter 1999.........................       R$2.414          R$1.974
Third quarter 1999..........................       R$2.242          R$1.921
Fourth quarter 1999.........................       R$3.880          R$2.155

      In the United States, the Preferred Shares trade in the form of ADSs each representing 3,000 Preferred Shares, issued by The Bank of New York, as depositary (the "Depositary") pursuant to a Deposit Agreement (the "Deposit Agreement") among the Holding Company, the Depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TRO. As of December 31, 1999 there were approximately 78 thousand beneficial owners of ADSs. The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the period indicated.

                                                    U.S. DOLLARS PER ADS
                                                   ----------------------
                                                      HIGH        LOW
                                                   ----------- ----------
Fourth quarter 1998 (Beginning in
 November 16, 1998)                                 US$5.9375   US$2.000
First quarter 1999............................      US$3.6      US$2.375
Second quarter 1999...........................      US$4.4388   US$2.438
Third quarter 1999............................      US$3.7500   US$3.125
Fourth quarter 1999...........................      US$7.0633   US$3.313

      The common shares and preferred shares of Telebrasilia Celular traded on the Sao Paulo Stock Exchange from May 18, 1998 to July 30, 1999. On August 30,

1999, Telebrasilia shares began trading on the Sociedade Operadora do Mercado de Ativos (SOMA), the over-the-counter market. NBT's shares do not trade on any stock market, as it is a closely held corporation.

RESTRUCTURING OF  THE BRAZILIAN STOCK EXCHANGES

      In January 2000, a Memorandum of Understanding was entered into by the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange, beginning a unification program for the Brazilian stock exchanges that aims at concentrating all stock trades and clearances in the Sao Paulo Stock Exchange and creating an electronic market under the management of the Rio de Janeiro Stock Exchange for primary and secondary trading of government bonds (the "Stock Exchange Unification Program").

      Under the Stock Exchange Unification Program, the clearinghouse of the Rio de Janeiro Stock Exchange, CLC - Camara de Liquidacao e Custodia S.A. (the "CLC"), which was 99% owned by the Rio de Janeiro Stock Exchange, was transferred to the ownership of the Sao Paulo Stock Exchange.

      Three other memoranda of understanding have been entered into by the Sao Paulo Stock Exchange and the Bolsa de Valores do Extremo Sul (the "Extreme South Stock Exchange"), the Bolsa de Valores do Parana (the "Parana Stock Exchange") and the Bolsa de Valores de Pernambuco e Paraiba (the "Pernambuco and Paraiba Stock Exchange"), respectively. These memoranda also provide for the concentration of all stock trades and clearances in the Sao Paulo Stock Exchange, leaving the other three exchanges with duties to promote the capital markets, by conducting training programs and carrying out marketing activities to spread the stock market culture throughout the States of Santa Catarina, Rio Grande do Sul, Parana, Pernambuco and Paraiba.

TRADING ON THE BRAZILIAN STOCK EXCHANGES

      Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange is the most significant and will further increase its significance after the Stock Exchange Unification Program is fully implemented. During 1999, the Sao Paulo Stock Exchange accounted for approximately 95% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

      Each Brazilian stock exchange is a non profit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange has two open outcry trading sessions each day. The sessions run from 10:00 a.m. to 1:00 p.m. and from 2:00 a.m. to 4:45 p.m. on the Sao Paulo Stock Exchange. Trading is also conducted from 10:00 a.m. to 5:00 p.m. on an automated system and from 6:00 p.m. to 10:00 p.m. on the After Market, which trading is limited only to stocks traded during market hours. There are no specialists or market markers for the Holding Company's shares on the Sao Paulo Stock Exchange. Trading in securities listed on the Brazilian stock exchanges may be executed off the organized exchanges in certain circumstances, although such trading is very limited.

      Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is COMPANHIA BRASILEIRA DE LIQUIDACAO E CUSTODIA S.A. - CBLC, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange. The Sao Paulo Stock Exchange will also rely on the services of the CLC after the Stock Exchange Unification Program is fully implemented

      At December 31, 1999, the aggregate market capitalization of the 487 companies listed on the Sao Paulo Stock Exchange was approximately R$408.8 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

      The Brazilian equity market is relatively small and illiquid compared to major world markets. In 1999, the combined daily trading volumes on the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange averaged approximately R$371.1 million. In 1999, the stocks of the approximately 40 companies that comprise the stock index of the Sao Paulo Stock Exchange (about 40 companies) accounted for approximately 80% of all trading on the spot markets in all Brazilian stock exchanges.

      Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

REGULATION OF BRAZILIAN SECURITIES MARKETS

   GENERAL

      The Brazilian securities market is regulated by the COMISSAO DE VALORES MOBILIARIOS (the "CVM"), which is the Brazilian equivalent of the U.S. Securities and Exchange Commission (the "SEC"), and the BANCO CENTRAL DO BRASIL, which is the Brazilian central bank (the "Central Bank"), both subordinated to the CONSELHO MONETARIO NACIONAL, the highest regulatory entity within the National Financial System (the "National Monetary Council"). While the CVM has authority over the organized exchanges and over other parties operating in the securities markets, including public companies which are bound by its regulations, the Central Bank has, among other powers, licensing authority over financial institutions, including brokerage firms, and regulates foreign investment and foreign exchange transactions. The National Monetary Council enacts general rules that set the policy for both organs to pursue their regulatory activity. The main legislation under which the Brazilian securities market is regulated are the Law no. 6,385/76, as amended (the "Brazilian Securities Law"), the Law no. 6,404/76, as amended (the "Brazilian Corporation Law") and the Law no. 4,595/64 as amended (the "Financial System Law").

      Under the Brazilian Corporation Law, a company is either public, a COMPANHIA ABERTA, and is allowed to issue publicly traded securities, such as the Holding Company, or private, a COMPANHIA FECHADA, and its securities are only traded privately. All public companies are registered with the CVM and are subject to reporting requirements to keep such status. The shares of a public company may also be traded privately, but subject to certain limitations. In order to have its shares traded on Brazilian stock exchanges, a public company must be listed on its stock exchange of choice, being subject to the requirements of such exchange, with right of appeal to the CVM if the exchange denies the listing request. Once admitted to list on one Brazilian stock exchange, the public company's shares can be traded in any other Brazilian stock exchange that matches the minimum listing requirements of the first exchange.

      Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

      In general, the Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities market is not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

   DEPOSITARY SECURITIES PROGRAMS REGULATIONS

      All ADS programs must also be registered and approved by the CVM, as set forth in the National Monetary Council regulation for such programs. See below "Exchange Controls and Other Limitations Affecting Security Holders." The CVM

Instruction 317/99, as amended, provides that, in order for level II or III ADS programs to be approved by CVM, there must be a cooperation agreement entered into by the relevant Brazilian stock exchange and the foreign stock exchange on which the ADSs are listed, such agreement being previously approved by CVM. The Holding Company's ADS program is a level II program and has been duly registered and approved by the CVM and a cooperation agreement has been entered into by the Sao Paulo Stock Exchange and the New York Stock Exchange, bringing the Holding Company's ADS program into full compliance with Brazilian legislation.

   MINORITY SHAREHOLDERS PROTECTION

      The Brazilian Corporation Law provides for essential shareholder rights (the "Shareholders Essential Rights"), which are: (i) to receive dividends from the company; (ii) to receive a share of the company's assets in the event of liquidation; (iii) look over the company's management as provided under the Law;
(iv) right of first refusal to subscribe to new stock or convertible securities issued following a capital increase, in order to maintain the same proportional stock holding in the company; and (v) to withdraw from the company, receiving net worth value for the equity holding, if any of the following is resolved against the opposition of the shareholder (the "Equity Withdrawing Rights"): (A) creation of a new class of capital stock or increase in one of the existing classes, without keeping the same proportion with the remaining existing classes; (B) alterations in the conditions attributed to one or more classes of preferred shares, or the creation of a more privileged class of preferred shares; (C) reduction of mandatory profit distribution; and (D) the company's merger or amalgamation into another company. The Equity Withdrawing Rights "(A)" and "(B)" above are only available to the holders of the affected classes of shares.

      Inspection rights provided by the Law consist of the right of shareholders representing at least 10% of the voting shares or shareholders representing at least 5% of the non-voting shares, to summon the CONSELHO FISCAL, a board established to audit and inspect management and to assess its compliance with the law and company's By-laws (the "Audit Committee"). Such board will have three to five members, of which the non-voting shareholders will elect one and the minority voting stock holders representing at least 10% of total voting stock will elect another. In the case of a public company, such as the Holding Company, the CVM enacted a regulation in January 2000 lowering the threshold to summon the Audit Committee to 2% and 1% of voting stock and non-voting stock, respectively, applicable to corporations with over 150 million REAIS of capital stock, e.g. the Holding Company.

      In an effort to increase the protection of minority shareholders of publicly traded companies in Brazil, the CVM has enacted a series of regulations broadening the range and assurance of minority shareholders rights, among these CVM Instruction no. 323/00 that defines several hypotheses that constitute abuse of power by the controlling shareholders, and CVM Instructions 299 and 319, both enacted in 1999, establishing protective rules in the event of corporate restructuring via merger, incorporation, spin-off, increase of stockholding by the controlling shareholder or sale of a controlling number of shares, among other dispositions.

      A proposal for an amendment of the Brazilian Corporation Law is currently being discussed in Congress. Although there are no assurances, the proposal is expected to pass in the near future. The amendment consists mostly of dispositions to increase protection for minority shareholders.

      THE SUMMARY ABOVE CONTAINS A BRIEF DESCRIPTION OF PRINCIPAL PROTECTIONS GRANTED BY BRAZILIAN LEGISLATION TO THE MINORITY STOCKHOLDERS OF PUBLIC COMPANIES IN GENERAL. PROSPECTIVE PURCHASERS OR HOLDERS OF PREFERRED SHARES OR ADSS OF THE COMPANY SHOULD CONSULT THEIR OWN LEGAL ADVISORS AS TO THE SPECIFIC AND APPLICABLE RIGHTS, TO WHICH THEY ARE ENTITLED AS HOLDERS OF PREFERRED SHARES OR ADSS.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

      There are no restrictions on ownership of Preferred Shares or Common Shares of the Holding Company by individuals or legal entities resident or headquartered outside Brazil. However, there are certain registration requirements to assure repatriation of relevant investment principal and gains.

      The right to convert dividend or interest on equity payments and proceeds from the sale of shares into foreign currency for remittance abroad is subject to restrictions under foreign investment legislation, which requires, among other things, that the relevant investments be registered with the Central Bank under the proper title.

      The Annex V to Resolution 1,289 of the National Monetary Council, as amended (the "Annex V Regulations") is the main regulatory rule that governs ADS programs; it establishes foreign exchange procedures for currency flows under such programs. Under the Annex V Regulations, a foreign investment certificate of registration (a "Certificate of Registration") is issued by the Central Bank in favor of the Depositary and held by Banco Itau S.A., which has custody of the Preferred Shares underlying the ADSs (the "Custodian"), on the Depositary's behalf. The Certificate of Registration applies to the entire Preferred Shares portfolio held by the Custodian on behalf of the Depositary as agent for the ADS Holders. It allows the Custodian and the Depositary to convert dividends, interest on equity payments or share sale proceeds, in respect of the Preferred Shares represented by the ADSs, into foreign currency and remit such amounts outside Brazil. The amount provided in the Certificate of Registration varies depending on the number of ADSs and Preferred Shares in the Depositary portfolio. When new Preferred Shares are added to the Depositary portfolio, new ADSs are issued. Conversely, when Preferred Shares are subtracted from the Depositary Portfolio, a number of ADSs are canceled. Other Annex V Regulations provide for a requirement of prior approval by the CVM of ADS programs and favorable tax treatment. See above "Nature of Trading Market--Regulation of Brazilian Securities Markets--Depositary Securities Programs Regulations" and See below "Taxation--Brazilian Tax Considerations."

      A Certificate of Registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Accordingly, the Custodian and the Depositary are able to convert into foreign currency and remit outside Brazil all dividends, interest on equity payments or share sale proceeds with respect to the Preferred Shares underlying the ADSs.

      Brazilian legislation also provides for direct foreign investment in the Brazilian stock market without the need for an ADS program. Such investments previously were regulated by Annex IV to Resolution 1,289 of the National Monetary Council (the "Annex IV Regulations"), pursuant to which qualified foreign investors (mostly financial institutions, insurance companies, pension and mutual funds, charitable foundations and other institutions that meet certain minimum capital and other requirements) registered with the CVM and invested through custody accounts managed by authorized local agents. Qualified foreign investors could buy and sell shares on Brazilian stock exchanges without obtaining a separate Certificate of Registration for each transaction. Investments under Annex IV are also entitled to favorable tax treatment. See below "Taxation--Brazilian Tax Considerations."

      However, in January 2000, the National Monetary Council enacted Resolution 2,689, which provides a comprehensive regulatory framework to direct foreign investment in Brazilian capital markets. Under Resolution 2,689, any individual or legal entity, including mutual funds and other collective investment vehicles, resident or headquartered abroad, may directly invest in Brazilian capital markets. With few exceptions, this includes virtually all investment options available to Brazilian residents such as publicly traded stocks (e.g. the Preferred Shares), fixed-income securities and derivatives. In order to qualify for registration of investments, the foreign investor must empower an agent in Brazil, which if not a financial institution must sub-contract one, submit a standard form and register with the CVM. Investments under the Resolution 2,689 will be electronically registered with the Central Bank through SISBACEN (the electronic network linking the Central Bank to Brazilian financial institutions), and remittances outside Brazil are made through foreign exchange contracts based on such registration.

      Although Resolution 2,689 has not changed the rules regarding the Annex V Regulations, which refer to ADS programs, it provided for a mandatory transfer of investment registration under Annex IV to registration under Resolution 1,289, setting June 30, 2000 as the deadline. Other regulations concerning investment vehicles with foreign stockholders and foreign capital fixed-income mutual funds, among others, were also affected and are being substituted by Resolution 2,689. Resolution 2,689 also kept open the option for Annex V investors (e.g. the ADS holders) to transfer to direct ownership of the Preferred Shares instead of holding an ADS. In this case, the ADS holder would cancel its ADS, continuing to rely on its Annex V registration for five business days, thereafter having to obtain a Resolution 2,689 registration in its own name, with minimal difference in tax treatment. See below "Taxation--Brazilian Tax Considerations."

      Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of an actual or anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividends and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs. Although the ADS program is properly approved by competent bodies and the relevant Certificate of Registration has been issued in favor of the Depositary, there can be no assurances that the Federal Government will not impose restrictions on foreign repatriations in the future.

ITEM 7.  TAXATION

      The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSS.

      Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs.

BRAZILIAN TAX CONSIDERATIONS

      The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a "non-Brazilian holder"). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

   TAXATION OF DIVIDENDS

      Dividends paid by the Holding Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless the stock is subsequently redeemed by the Holding Company, or the non-Brazilian holder sells the stock in Brazil, within five years after the distribution.

      The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

   TAXATION OF GAINS

      Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. Neither the deposit of Preferred Shares in exchange for ADSs nor the withdrawal of Preferred Shares upon cancellation of ADSs is subject to Brazilian tax.

      Non-Brazilian holders are not subject to tax in Brazil on gains realized on dispositions of Preferred Shares outside Brazil to other non-Brazilian holders.

      Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 10% or taxed at a rate of 15%, depending on the circumstances. According to the Annex V Regulations, gains on the disposition of Preferred Shares obtained through transactions on Brazilian stock exchange market are not taxed in Brazil, provided that disposition and remittance of the proceeds abroad are accomplished within five business days after the sale. After this period, the aforesaid gains will be taxed at a rate of 10%. Dividends and interest on stockholder's equity are taxed at rates of 0% and 15% respectively.

      Until March, 2000, gains on the sale or exchange of duly-registered investments under the Annex IV Regulations were not subject to Brazilian tax if such sale or exchange occurred on a Brazilian stock exchange. As of March 2000, the Annex IV Regulations in question were revoked by Resolution 2,689. As a result, institutional foreign investors must adapt their operations to the new regulations by June 30, 2000. The new taxation shall be as follows: (i) gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 0%, except for payments to persons situated in jurisdictions deemed to be tax havens (i.e. countries that either have no income tax or in which the income tax rate is less than 20%), which gains are taxed at a rate of 10%, (ii) gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%, (iii) dividends are taxed at a rate of 0% and (iv) the distribution of interest on stockholder's equity is subject to tax at a rate of 15%. Brazil's tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

      Any gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

      Gain is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation; the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

      There can be no assurance that the current preferential treatment for holders of ADSs will be maintained.

      Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Preferred Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

   DISTRIBUTIONS OF INTEREST ON CAPITAL

      Brazilian corporations may make payments to shareholders characterized as interest on the capital of the Holding Company as an alternative form of making dividend distributions. See below "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The rate of interest may not be higher than the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank from time to time (11.00% per annum for the three month period ending June 30, 2000). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company's board of directors.

      Distributions of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, are deductible by the Holding Company for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to persons situated in jurisdictions deemed to be tax havens (I.E., countries that either have no income tax or in which the income tax rate is less than 20%), which will be subject to tax at a 25% rate.

      No assurance can be given that the Board of Directors of the Holding Company will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

      Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends the Holding Company is obligated to distribute to its shareholders in accordance with its Charter and the Brazilian Corporation Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls. See above "Exchange Controls and Other Limitations Affecting Security Holders."

   OTHER BRAZILIAN TAXES

      There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

      A financial transaction tax (the "IOF tax") may be imposed on the conversion of Brazilian currency into foreign currency (E.G., for purposes of paying dividends and interest). The rate of IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

      In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the "CPMF tax") has been imposed on distributions by the Holding Company in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax will be in effect until June 2002, unless its term is extended, and such tax is imposed at a rate of 0.38% from June 1999 until June 2000 and at a rate of 0.30% from June 2000 until June 2002.

   REGISTERED CAPITAL

      Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average Commercial Market Rates quoted by the Central Bank on such date or dates.

      A non-Brazilian holder of Preferred Shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Holding Company (taking into account shares held directly through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

      EACH HOLDER SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR CONCERNING THE OVERALL TAX CONSEQUENCES TO IT, INCLUDING THE CONSEQUENCES UNDER LAWS OTHER THAN U.S. FEDERAL INCOME TAX LAWS, OF AN INVESTMENT IN PREFERRED SHARES OR ADSS.

      In this discussion, references to a "U.S. holder" are to a holder of an ADS or Preferred Shares (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS or Preferred Shares.

      For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. holders of ADSs will be treated as owners of the Preferred Shares underlying such ADSs.

   TAXATION OF DIVIDENDS

      A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Holding Company as a dividend to the extent that such distribution is paid out of the Holding Company's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian, in the case of ADSs, or by the U.S. holder, in the case of Preferred Shares. To the extent that such a distribution exceeds the Holding Company's e&p, it will be treated as a nontaxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution taken into account for U.S. federal income tax purposes is the gross amount of the distribution without reduction for any Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in REAIS will be measured by reference to the exchange rate for converting REAIS into U.S. dollars in effect on the date the distribution is received by the Custodian, in the case of ADSs, or by a U.S. holder, in the case of Preferred Shares. If the Custodian or U.S. holder, as the case may be, does not convert such REAIS into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the REAIS are converted into U.S. dollars. Dividends paid by the Holding Company will not be eligible for the dividends received deduction allowed for certain dividends received by corporations under the Code.

      Distributions out of e&p with respect to the ADSs or Preferred Shares generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs or Preferred Shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

      A holder of an ADS or Preferred Share that is a foreign corporation or nonresident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs or Preferred Shares that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs or Preferred Shares that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs or Preferred Shares, as discussed below.

   TAXATION OF CAPITAL GAINS

      Upon the sale or other disposition of an ADS or Preferred Share, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS or Preferred Share (excluding the amount of any distribution paid by the Holding Company to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS or Preferred Share. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs or Preferred Shares generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

      A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS or Preferred Share unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

   U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

      Dividend payments with respect to ADSs or Preferred Shares and proceeds from the sale, exchange or redemption of ADSs or Preferred Shares may be subject to information reporting to the U.S. Internal Revenue Service ("IRS") and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons exempt from backup withholding include, for example, all corporations and certain non-U.S. persons who hold their ADSs or Preferred Shares (and receive all payments thereon or in respect thereof) through a broker or other intermediary who is neither a U.S. person nor has any significant U.S. connection. Any U.S. person required to establish its exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Finalized treasury regulations, which are generally applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply.

      Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. holders of ADSs or Preferred Shares should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

   PASSIVE FOREIGN INCOME COMPANY CONSIDERATIONS

      The Holding Company believes that its ADSs and Preferred Shares should not be treated as stock of a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus is subject to change.

      The Holding Company will be a PFIC with respect to a U.S. holder if, for any taxable year in which the U.S. holder holds ADSs or Preferred Shares, either
(i) at least 75% of the gross income of the Holding Company for the taxable year is passive income or (ii) at least 50% of the average fair market value of the Holding Company's assets consists of assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. For the purpose of the PFIC tests, the Holding Company will be treated as owning directly its percentage share of the assets of its subsidiaries and of receiving directly its percentage shares of each of those subsidiaries' income, if any, so long as the Holding Company owns, directly or indirectly, at least, 25% by value of the particular subsidiary's stock.

      If the Holding Company were to become a PFIC, a U.S. holder of ADSs or Preferred Shares generally would be subject to adverse tax consequences with respect to certain distributions on, and gains realized from a disposition of, ADSs or Preferred Shares. U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or Preferred Shares.

ITEM 8.  SELECTED FINANCIAL DATA

BACKGROUND

      The selected financial information presented below should be read in conjunction with the Consolidated Financial Statements and the notes thereto. The 1999 Consolidated Financial Statements have been audited by Ernst & Young Auditores Independentes S.C., and their report on the Consolidated Financial Statements appears elsewhere in this Annual Report.

      The  following   paragraphs   discuss  some  important   features  of  the
presentation of the selected financial information and the Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   BRAZILIAN GAAP AND U.S. GAAP

      The Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 30 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 1999 and 1998, divisional equity as of December 31, 1997, net income for the years ended December 31, 1999 and 1998, and income before interest income, unallocated interest expense and taxes for the year ended December 31, 1997.

   PRESENTATION OF 1998 INCOME STATEMENT

      The consolidated income statement of the Company for the year ended December 31, 1998 reflects the operations of each of the Subsidiaries for the full year 1998 and the operations of the Holding Company for the period from February 28, 1998, the effective date of its establishment in the Breakup of TELEBRAS, to December 31, 1998.

   CHANGES IN ACCOUNTING METHODOLOGY IN 1998 AND 1999

      The Consolidated Financial Statements and, unless otherwise specified, all financial information included in this Annual Report recognize certain effects of inflation and are restated in constant REAIS of December 31, 1999 purchasing power, all in accordance with Brazilian GAAP using the integral restatement method (CORRECAO MONETARIA INTEGRAL). The Company used the IGP-M inflation index for purposes of preparing the Consolidated Financial Statements and the selected financial information presented below on the basis of Brazilian GAAP. See below "Management's Discussion and Analysis of Financial Condition and Results of

Operations--Effects of Changes in Presentation of Financial Statements in 1998 and 1999." Inflationary gains or losses on (i) monetary assets and liabilities and, where possible, other monetary items have been allocated to their corresponding interest income or expense captions and (ii) amounts without corresponding income or expense captions in the Consolidated Statements of Income have been allocated to other net operating income in the Consolidated Statements of Income and the "Income Statement Data" presented below. See Note 2(c) to the Consolidated Financial Statements.

      The Consolidated Financial Statements as of December 31, 1997 and 1999 and for the years then ended have been fully indexed using the integral restatement method. No indexation adjustments were applied in calculating financial position as of December 31, 1998 or results of operations for the year then ended because the low rate of Brazilian inflation in 1998 (1.8% as measured by the IGP-M) would have made any restatement for 1998 inflation insignificant. However, the financial statements as of December 31, 1998 and for the year then ended, as well as the fully indexed financial information in the Consolidated Financial Statements and the selected financial information presented below for all previous periods and as of and for the year ended December 31, 1999, have been restated into currency of December 31, 1999 purchasing power.

   ACCOUNTING CONSEQUENCES OF THE BREAKUP OF TELEBRAS

      The formations of the Holding Company and the Subsidiaries have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications businesses of the Predecessor Companies were transferred to the Subsidiaries at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were also allocated to the Subsidiaries. For revenues and costs of services, separate records were maintained historically for the cellular telecommunications businesses of the Predecessor Companies, so actual amounts were allocated to the Subsidiaries. Costs other than costs of services were allocated using methodologies described in Note 2 to the Consolidated Financial Statements. The consolidated statements of revenues and expenses and net interdivisional cash receipt (distribution) include the historical activity related to the assets and liabilities transferred. The Consolidated Financial Statements are not necessarily indicative of what the financial condition or the revenues and expenses of the Company would have been if the cellular telecommunications businesses of the Predecessor Companies had been separate legal entities before 1998. See above "Description of Business--Historical Background" and See Note 2(b) to the Consolidated Financial Statements.

      Cash and certain nonspecific debt relating to the cellular telecommunications businesses of the Predecessor Companies could not be segregated from the Predecessor Companies prior to December 31, 1997, and such amounts were not reflected in the Company's statement of financial condition prior to January 1, 1998. As a result, interest income, unallocated interest expense and income tax expense were not identified or reflected in the Consolidated Financial Statements for any period prior to January 1, 1998. Because these revenues and expenses are not included in the Consolidated Financial Statements, historical income per share and dividend per share information was not included in the table below for any period prior to January 1, 1998. See below "Management's Discussion and Analysis of Financial Condition and See Results of Operations--Effects of Changes in Presentation of Financial Statements in 1998 and 1999."

      At the May 22, 1998 TELEBRAS shareholders' meeting, the shareholders established the shareholders' equity of each New Holding Company and allocated to each a portion of the retained earnings of TELEBRAS. TELEBRAS retained sufficient earnings from which to pay certain dividends and other amounts. The balance of its retained earnings was allocated to each New Holding Company in proportion to the total net assets allocated to each such company. The retained earnings so allocated do not represent the historical retained earnings of the New Holding Companies. The assets that were spun off from TELEBRAS to the Holding Company, in addition to its investment in the Subsidiaries, resulted in an increase of R$19.3 million compared to the Company's historical divisional equity. See Note 26 to the Consolidated Financial Statements. The amount of distributable retained earnings of the Holding Company includes retained earnings allocated to the Holding Company in the Breakup of TELEBRAS.

      For 1995, 1996 and 1997, the Consolidated Financial Statements present the financial condition and revenues and expenses of the cellular telecommunications business of the Predecessor Companies, and "minority interests" reflect the interest in the Predecessor Companies of shareholders other than TELEBRAS. As of December 31, 1999, minority shareholders directly and indirectly owned 13.2%, 10.5%, 8.1%, 4.0%, 8.7%, 6.0% and 5.0% of the share capital of Telebrasilia, Telegoias, Telemat, Telems, Teleron, Teleacre and NBT, respectively.

Selected Financial Information

                                             YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------
                                    1995      1996      1997      1998      1999
                                  --------  --------  --------  --------  --------
                                   (THOUSANDS OF REAIS, EXCEPT PER-SHARE DATA)<F1>
INCOME STATEMENT DATA:
BRAZILIAN GAAP
Net operating revenue              185,461   358,280   526,361   579,714   606,320
Cost of services                    71,649   125,611   220,659   236,765   296,961
                                                                           -------
Gross profit                       113,812   232,669   305,703   342,949   309,359
Operating expenses:
   Selling expenses                 10,070    18,271    59,191    90,124   107,858
   General and administrative
   expenses                         16,143    26,357    45,305    42,099    58,698
   Other net operating income
   expense                           1,828     3,573     4,338       867    12,751
                                                                            ------
Operating income before interest    89,787   191,614   205,544   209,859   130,052
Allocated interest expense........   1,777     4,319     4,473
Net interest expense <F2>.........                                63,401    43,328
                                                                            ------
Operating income before interest
   income and Unallocated
   interest expense...............  87,649   187,295   201,071
Operating income..................                               146,458    86,724
Net nonoperating expense..........                --        60    18,713     5,507
Employees' profit share                 76       268       340     1,156     1,697
                                                 ---       ---     -----     -----
Income before interest income,
   unallocated interest
   Expense, taxes and minority
   interests......................  87,573   187,027   200,671
Income before income taxes and
   minority interests <F2>........                               126,589    79,520
Income tax and social
  contribution....................                                36,567    27,155
                                                                  ------    ------
Income before minority interests..  87,573   187,027   200,671    90,022    52,365
Minority interests................   7,731    19,075    27,993    21,897    10,487
                                              ------    ------    ------    ------
Reversal of interest on own
  capital.........................      --        --        --    83,445    48,696
Income before interest income,
   unallocated interest
   expense and taxes <F2>.........  79,842   167,951   172,679
                                    ======   =======   =======
Net income........................                               151,570    90,574
                                                                 =======    ======

U.S. GAAP
Income before interest income,
   unallocated interest
   expense and taxes <F2>.........           171,245   178,660
                                             =======   =======
Net income........................                               149,156    29,632
                                                                 =======    ======

Net income per 1,000 shares
   outstanding (REAIS)............                                  0.45      0.08

                                                 AT DECEMBER 31,
                                    1995      1996      1997      1998      1999
                                  --------  --------  --------  --------  --------
BALANCE SHEET DATA:                      (THOUSANDS OF CONSTANTREAIS) <F1>
BRAZILIAN GAAP
Property, plant and equipment,
  net                              382,216   628,698   693,935    795,132    904,515
Total assets                       409,608   688,997   828,756  1,113,421  1,654,470
Loans and financing                 45,489    64,096    47,930     51,164    130,810
Divisional equity                  293,061   483,874   617,972          -         --
Shareholders' equity                                              726,807  1,119,243

U.S. GAAP
Property, plant and equipment, net           598,016   648,978    745,126    861,846
Total assets                                 668,441   798,635  1,084,747  1,297,440
Loans and financing                           62,746    47,490     51,164    130,810
                                                                             -------
Divisional equity                            465,620   592,194          -
Shareholders' equity                                              689,733    740,891
                                                                             -------

------------

<F1>
      Information is presented in constant REAIS of December 31, 1999.
<F2>
      For 1995, 1996 and 1997, prior to the effective creation of the Subsidiaries on January 1, 1998, the Company did not recognize interest income or taxes, and recognized only the portion of interest expense that was specifically attributable to the cellular operations of the Predecessor Companies. See Note 2(b) to the Consolidated Financial Statements.


EXCHANGE RATES

      The Registrant will pay any cash dividends and make any other cash distributions with respect to Preferred Shares in Brazilian currency. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and distributions in Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between Brazilian currency and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the Preferred Shares on the Brazilian stock exchanges. See below "Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Exchange and Interest Rate Exposure.

      There are two legal exchange markets in Brazil--the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank. Prior to the implementation of the REAL Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the REAL, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank. The Commercial Market and the Floating Market were unified by the Central Bank in 1999 following the decision to allow the value of the REAL to float. However, transactions are still classified as "Commercial Market" and "Floating Market" transactions.

      Between March 1995 and January 1999, the Central Bank maintained a band within which the exchange rate between the REAL and the U.S. dollar fluctuated, and the Central Bank intervened in the foreign exchange market from time to time. From January 20, 1998 through December 31, 1998, the band was between R$1.12 and R$1.22 per US$1.00. In early January 1999, the Central Bank attempted a controlled devaluation of the REAL by widening the band within which the REAL was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, 1999, the Central Bank announced that the REAL would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. See above "Description of Business--Brazilian Economic Environment." On June 21, 2000, the Commercial Market Rate was R$1.8121 to US$1.00 and the Noon Buying Rate was R$1.8150 to US$1.00.

      The following table sets forth the period-end, average, high and low Commercial Market Rates (through February 21, 1995) and Noon Buying Rates (from February 22, 1995), expressed in REAIS per U.S. dollar, for the periods indicated.

                                                  AVERAGE FOR
PERIOD                                PERIOD-END  PERIOD <F1>   HIGH      LOW
----------                            ----------- ----------- --------- --------
1995...............................     0.9722      0.9228      0.9722    0.8450
1996...............................     1.0393      1.0080      1.0413    0.9733
1997...............................     1.1165      1.0805      1.1166    1.0394
1998...............................     1.2087      1.1640      1.2090    1.1160
1999...............................     1.8090      1.8191      2.200     1.2074
2000 (through May 31, 2000)........     1.8270      1.7844      1.8560    1.7230

------------

<F1>
      Average of the rates on the last day of each month in the period.
      SOURCE: Central Bank through February 21, 1995; Federal Reserve Bank of New York thereafter.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORMATION OF THE REGISTRANT AND PRESENTATION OF FINANCIAL INFORMATION

      On May 22, 1998, in preparation for the privatization of the TELEBRAS System, the TELEBRAS System was restructured to form, in addition to TELEBRAS, the Holding Company and eleven other New Holding Companies. The restructuring of the TELEBRAS System was accomplished by means of a procedure under Brazilian law called CISAO, or split-up. Virtually all the assets and liabilities of TELEBRAS were allocated to the New Holding Companies which, together with their respective subsidiaries, comprise (a) three fixed-line service providers, (b) eight cellular service providers and (c) one domestic and international long-distance service provider. The Registrant is one of the New Holding Companies that was formed on May 22, 1998 as part of the Breakup of TELEBRAS. In the Breakup, certain assets and liabilities of TELEBRAS, including 83.8%, 96.0%, 91.9%, 91.3%, 94.0% and 81.4% of the total share capital of Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia, respectively, were transferred to the Holding Company.

      On May 24, 1999, NBT was constituted as a private corporation with 95% participation by the Holding Company. NBT's operating objective is to explore cellular services as well as all necessary and useful activities for delivery of these services within Area 8. NBT commenced operations on October 7, 1999.

      The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto, which are included elsewhere in this Annual Report. Certain important features of the presentation of the Consolidated Financial Statements are described in the introduction to "Selected Financial Data."

EFFECTS OF CHANGES IN PRESENTATION OF FINANCIAL STATEMENTS IN 1998 AND 1999

      There are three significant differences in presentation between the Consolidated Financial Statements of the Company for 1997, and for 1998 and 1999. Each of these differences should be taken into account in comparing financial condition and results of operations for that period.

o FULLY SEPARATE OPERATIONS OF THE SUBSIDIARIES. The Band A Subsidiaries were created effective January 5, 1998, by splitting up the Predecessor Companies to separate their cellular operations from their fixed-line operations. The Band B Subsidiary was created in May 1999. For 1998 and 1999, the Consolidated Financial Statements reflect the operations of the Subsidiaries as fully independent companies. For 1997, the Consolidated Financial Statements reflect the cellular operations of the Predecessor Companies. Costs were specifically identified where possible and divided accordingly between fixed and cellular operations. Where specific identification was not possible, costs were allocated between the Predecessor Companies' fixed-line and cellular operations in accordance with the methodology set forth in Note 2 to the Consolidated Financial Statements. It should not be assumed that the financial condition and results of operations of the cellular operations of the Predecessor Companies would have been the same if they had been separate legal entities or if their businesses had been operated as independent businesses prior to 1998.

   In preparing financial statements for the years prior to 1998, it was not possible to determine the amount of the Predecessor Companies' cash and nonspecific debt that should be allocated to the cellular operations, and there was no shareholders' equity specifically attributable to the cellular operations. As a result, the presentation of the Consolidated Financial Statements is different for 1997 than for 1998 and 1999. In particular, for 1997 the statement of revenues and expenses does not include interest income or taxes and includes only the allocable portion of interest expense, and it accordingly does not present net income. See above "Selected Financial Data" and See Note 2(b) to the Consolidated Financial Statements.

o CREATION OF THE HOLDING COMPANY. The Holding Company was created on May 22, 1998 in the Breakup of TELEBRAS, and its assets were valued as of February 28, 1998. For 1998 and 1999, the Consolidated Financial Statements reflect the consolidated financial condition and results of operations of the Holding Company and the Band A Subsidiaries.

o INDEXATION FOR INFLATION. The Consolidated Financial Statements are prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented. No indexation adjustments were applied during the year ended December 31, 1998 on account of the insignificant level of inflation during that year. However, the financial statements as of December 31, 1998 and for the year then ended, as well as the fully indexed financial statements for all previous periods and for the year ended December 31, 1999, have been restated into currency of December 31, 1999 purchasing power. See "Selected Financial Data" and Note 2(c) to the Consolidated Financial Statements. In accordance with the constant currency methodology used in the preparation of the Consolidated Financial Statements, all of the amounts presented for the year ended December 31, 1998 have been restated in constant REAIS of December 31, 1999 purchasing power as measured by the IGP-M index during 1999 (which produces a correction of 20.1% of all amounts in 1998). Because the correction factor applied to 1998 amounts exceeded the rate of price inflation for many revenue and cost items, the accounting correction is itself a significant explanatory factor for the changes recorded for such items between 1998 and 1999 on the Company's Consolidated Statements of Income. As a result of this monetary restatement, year-over-year percentage calculations emphasize decreases and dampen increases in such revenue and cost items.

POLITICAL, ECONOMIC, REGULATORY AND COMPETITIVE FACTORS

      The following discussion should be read in conjunction with the "Description of Business" section included elsewhere in this Annual Report. As set forth in greater detail below, the Company's financial condition and operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See above "Description of Business--Regulation of the Brazilian Telecommunications Industry." The Company's financial condition and revenues and expenses also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See above "Description of Business--Brazilian Political Environment" and See above "Description of Business--Brazilian Economic Environment." In particular, the Company's financial performance will be affected by (i) national economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) the exchange rates between Brazilian and foreign currencies.

      The Company has faced competition in the Region since November 1997. The Company's management expects that, as a result of competition, prices for cellular telecommunications services will decline and the Company's operating margins will diminish. The scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and are beyond the Company's control. See above "Description of Business--Competition."

FOREIGN EXCHANGE AND INTEREST RATE EXPOSURE

      The Company's financial condition and revenues and expenses may be affected by changes in foreign currency exchange rates (primarily the U.S. dollar/REAL rate) and market rates of interest (primarily the London Interbank Offered Rate ("LIBOR")).

      The principal foreign exchange risk faced by the Company arises from its foreign currency liabilities. As of December 31, 1999, the Company had R$62.7 million of indebtedness denominated in U.S. dollars, which constituted all of the Company's foreign currency indebtedness. Of this amount, R$12 million represents financing for equipment imports. The balance of this amount arose when, under certain agreed procedures for the Breakup of TELEBRAS, certain loans (the "TELEBRAS Loans") were to have been spun off from the TELEBRAS system through (i) the assignment of the obligation to pay the TELEBRAS Loans and (ii) the assignment of the right to receive such payments. Although the obligation to pay the TELEBRAS Loans was duly assigned to Telebrasilia and Telegoias, the right to receive such payments was not assigned to the Holding Company. In light of this departure from the agreed procedures for assigning the right to receive payments under the TELEBRAS Loans in connection with the Breakup of TELEBRAS, payment of the TELEBRAS Loans was suspended immediately upon the change of control of the Holding Company. The Company's management has determined that, beginning in January 1999, the TELEBRAS Loans will be treated for all purposes as real-denominated liabilities bearing interest at a rate equal to the IGP-M plus 6%. Payment of the TELEBRAS Loans has not resumed, and steps are being taken to resolve the situation. See above "Legal Proceedings--Litigation Related to TELEBRAS Loans."

      The Company's revenues are earned almost entirely in REAIS, and the Company has no material dollar-denominated assets. The Company has not hedged its foreign currency exposure existing as of December 31, 1999. Thus, if despite the determination of management to treat the TELEBRAS Loans as real-denominated liabilities, the Company becomes obligated to service and repay the TELEBRAS Loans as U.S. dollar obligations, the Company will continue to have foreign exchange risk in respect of the TELEBRAS Loans. Devaluations of the REAL results in exchange loss on foreign currency indebtedness. Therefore, decreases in the value of the REAL relative to the dollar could have a material adverse effect on the Company.

      The Company is exposed to interest rate risk as a consequence of its floating rate debt and limited floating rate interest-earning assets. As of December 31, 1999, substantially all of the Company's interest-bearing liabilities, including the TELEBRAS Loans, bore interest at floating rates. The decision of the Company's management to treat the TELEBRAS Loans as real-denominated obligations does not change their character as floating-rate interest obligations, although the base rate of interest on the loans is now being treated by the Company as IGP-M rather than LIBOR. The Company has not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, should market interest rates (principally IGP-M or, if the Company becomes obligated to service and repay the TELEBRAS Loans as U.S. dollar obligations, LIBOR) rise, the Company's financing expenses will increase.

      In May 2000, the Company entered into a Zero Coupon Euro Commercial Paper Program of US$200 million. The first issuance of the program amounted to US$110 million face amount, drawn on May 23, 2000, with a remuneration of 9.0% to the investor and is due 360 days after the date of issuance. In order to reduce its foreign currency exposure, the Company has hedged the entire amount of the issuance.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

      The following table sets forth certain components of the Company's income for each of the years in the three-year period ended December 31, 1999.

                                  YEAR ENDED DECEMBER 31,            %CHANGE
                                --------------------------    -----------------------
                                 1997      1998      1999      1997-1998   1998-1999
                                ------    ------    ------    ----------- -----------
                                 (MILLIONS OF REAIS) <F1>
Net operating revenue........    526.4     579.7     606.3        10.1        4.6
Cost of services.............    220.6     236.7     297.0         7.3       25.4
Gross profit ................    305.8     343.0     309.4        12.2       (9.8)
Operating expenses:
Selling expenses.............     59.2      90.1     107.9        52.3       19.7
General and administrative
     expenses................     45.3      42.2      58.7        (7.1)      39.4
Other net operating income
     (expense)...............      4.3      (0.8)    (12.8)       n.m.    1,370.7
Total                            100.2     133.1     179.3        32.9       34.7
Operating income before
interest.....................    205.5     209.8     130.1         2.1      (38.0)
Allocated interest expense...      4.4        --        --          --         --
Net interest expense<F2>.....       --      63.4      43.3          --      (31.7)
Operating income <F3>........    201.0     146.4      86.7       (27.2)      (40.8)
Net non-operating expense....      0.1      18.7       5.5         n.m      (70.6)
Employees' profit share......      0.4       1.2       1.7       240.3       46.8
Income before taxes  and
  minority interests <F2>....    200.7     126.6      79.5          --      (37.2)
Income tax and social
  contribution...............       --      36.5      27.1        n.m.      (25.7)
Minority interests...........    (28.0)    (21.9)    (10.5)       21.8      (52.1)
Reversal of interest on own
  capital                           --      83.5      48.7          --      (41.6)
Income before interest
  income, unallocated
  interest expense and taxes.    172.7        --        --          --
Net income...................       --     151.6      90.6                  (40.2)

------------

n.m.:  not meaningful
<F1>
      Information is presented in constant REAIS of December 31, 1999. Columns may not add due to rounding.
<F2>
      For 1997, prior to the effective creation of the Subsidiaries on January 5, 1998, the Company did not recognize interest income or taxes, and recognized only the portion of interest expense that was specifically attributable to the cellular operations of the Predecessor Companies.
<F3>
      For 1997, information presented reflects operating income before interest income and unallocated interest expense. See Note 2(b) to the Consolidated Financial Statements.

   OPERATING REVENUES

      The Company generates operating revenue from (i) activation fees, which are one-time sign-up charges paid to obtain cellular service, (ii) usage charges, which include measured service charges based on tenths of a minute of outgoing calls and roaming other similar charges, (iii) monthly subscription charges, (iv) network usage charges, which are the amounts charged by the Company to other cellular and fixed-line telephone service providers for use of the Company's network by such service providers' customers (E.G., when one of such customers calls one of the Company's subscribers), (v) prepaid handset sales and (vi) other services and charges, which primarily include fees arising from the transfer of cellular service from one user to another, and fees paid by subscribers for supplemental services such as call forwarding, call waiting and call blocking. In 1999, the Company began to sell handsets in connection with the provision of prepaid cellular telecommunications services. See above "Description of Business--Sources of Revenue--Subscriber Rates."

Details of Company Revenue:

                                  YEAR ENDED DECEMBER 31,            %CHANGE
                                --------------------------    -----------------------
                                 1997      1998      1999      1997-1998   1998-1999
                                ------    ------    ------    ----------- -----------
                                 (MILLIONS OF REAIS) <F1>
Gross Operating revenue:
  Usage charges..............    312.4     346.0     335.8       10.7        (2.9)
  Monthly subscription
  charges....................    169.8     176.3     192.2        3.8         9.0
  Network usage charges......    130.7     170.7     179.2       31.6         5.0
  Activation fees............     37.7      26.1       3.7      (31.0)      (85.7)
  Prepaid handsets/cards.....      -         -        53.3         --          --
  Other......................     10.6       7.7      13.6      (27.3)       76.0
                                                    ------
  Gross operating revenue....    660.2     726.7     777.9       10.1         7.0
  Value-added and other
  indirect taxes ............   (133.8)   (147.0)   (171.6)       9.8        16.7
                                                    ------
Net Operating Revenue........    526.4     579.7     606.3       10.1         4.6
                                                    ======
------------

<F1>
      Information is presented in constant REAIS of December 31, 1999. See Note 2(c) to the Consolidated Financial Statements. Columns may not add due to rounding.

      Net operating revenues increased by 4.6% in 1999 and 10.1% in 1998. The growth in revenues over this three-year period was driven principally by increases in demand for cellular services. The average number of subscribers increased 27.7% to 443,537 subscribers in 1998 from 347,300 in 1997. In 1999, the average number of subscribers increased to 621,043 or by 40.0% from 1998. The growth in revenues in 1998 and 1999 is due in part to a reduction in, and in some cases elimination of, in activation fees, which in turn facilitated new entries, increased the subscriber base and generated additional revenue. The introduction of new services, such as prepaid and revenue generated by roaming fees, also contributed to the increased revenue. The increase in supply of telecommunications services occasioned by the introduction of competition into the Region in November 1997 has tended to reduce the rate of subscriber growth as well as prices. As a result, management expects the rate of revenue growth to stabilize.

      USAGE CHARGES. Revenues from usage charges increased by 10.7% in 1998 from 1997 and decreased by 2.9% in 1999 from 1998. The increase in 1998 principally reflected a 20.9% increase in the total outgoing domestic traffic (from 482.1 million minutes in 1997 to 583.1 million minutes in 1998), offset in part by a significant decrease in outgoing international calls as the Company implemented various practices restricting such calls in an effort to reduce fraud-related losses. Excluding revenues from international calls, revenues from usage charges increased 16.9% to R$343.0 million in 1998 from R$293.4 million in 1997. Revenues from usage charges on international calls fell from approximately R$19 million in 1997 to R$2.4 million in 1998, reflecting reductions in fraudulent international long-distance calling, particularly in Telegoias. See above "Description of Business--Fraud Detection and Prevention." The increase in 1998 was also offset by a reduction in nominal rates at the end of 1997 and again in early 1998. As of January 1999, once previous accounting discrepancies by TELEBRAS were corrected, the Company ceased recognizing international traffic as revenue and expenses, since this traffic was due to EMBRATEL. To that extent, the variation in revenue from usage charges in 1999 from 1998, exclusive of international calls, was generated mostly by an 11.3% increase in outgoing domestic calls, from 583.1 million minutes to 649.1 million minutes.

      MONTHLY SUBSCRIPTION CHARGES. Revenues from monthly subscription payments increased by 3.8% in 1998 from 1997 and by 9.0% in 1999 from 1998. The growth in revenues in 1998 was due to the 27.7% increase in the average number of subscribers, which was almost entirely offset by a 25.6% decrease in rates. The growth in revenues in 1999 was due mainly to a 24.3% increase in the average number of contract customers.

      NETWORK USAGE CHARGES. Revenues from network usage charges increased by 31.6% in 1998 from 1997 and by 5.0% in 1999 from 1998. The increase in 1998 was due to growth in the volume of calls to the Company's subscribers originating outside the Company's network, which grew by 20.9% from 520.3 million minutes in 1997 to 681.3 million minutes in 1998. From 1998 to 1999, traffic increased by 73.7%, from 681.3 million minutes to 1.183 billion minutes. The 1999 result reflects the renegotiation of tariffs between the Company and the fixed-line service providers in the Region, which account for 53% of the total traffic, thereby diminishing the interconnection fees to be paid (fixed-line network expenses). See above "Description of Business--Sources of Revenue--Network Usage Charges."

      ACTIVATION FEES. Revenues from activation fees decreased by 31.0% in 1998 from 1997 and by 85.7% in 1999 from 1998. The decrease in 1998 was the result of a significant decrease in average activation charges, which decreased from R$327 in 1997 to R$110 in 1998 as a result of reduced-activation-fee sales promotions in the months of May, June, August and September, and the complete suspension of activation fees beginning in October 1998. These decreases in activation charges were partially offset by an increase of 27.7% in the average number of subscribers in 1998. The decrease in revenues from activation fees in 1999 was due to the continuation of the strategy by the Subsidiaries to enlarge their subscriber bases, by way of promotions reducing or waiving activation fees.

      MERCHANDISE SALES. As of May 1999 the Band A Subsidiaries begin to link cellular handset sales with the provision of prepaid cellular telecommunications services. See above "Description of Business--Sources of Revenue--Subscriber Rates."

      OTHER. Revenues from other services, which principally include fees earned from the transfer of cellular telephone service from one user to another and supplemental services such as call forwarding, call waiting and call blocking, decreased by 27.3% in 1998 from 1997 and increased by 76.0% in 1999 from 1998. The decline from 1997 to 1998 was due principally to the significant reduction in charges for service transfers, from R$300 to R$30, the reduction of charges for some additional services and the elimination of charges for others. The significant increase from 1998 to 1999 was due mainly to the expansion of the roaming network, which Telebrasilia obtained by participating in the formation of a national roaming system. Thus, the Subsidiaries paid roaming charges when their subscribers accessed the roaming network, Telebrasilia also benefited ratably from the revenue of the service providers that make up the system. In December 1999, revenue from roaming charges were R$6.8 million.

      VALUE-ADDED AND OTHER INDIRECT TAXES. The principal taxes assessed on revenues are ICMS, PIS and COFINS. The ICMS rate in each state in the Region is 25%, except in the State of Acre, where the rate for domestic telecommunications services is 17% for intrastate calls and 13% for interstate calls, and in the State of Mato Grosso, where, as of January 1999 the ICMS rate was raised from 25% to 30%. The rate on sales of prepaid cellular handsets in the Region is 17%, except in Goias where it is 7%. PIS and COFINS are imposed at a combined rate of 3.65% of gross operating revenues. Nonetheless, PIS and COFINS are calculated based on the total revenue of the Company, including financial revenue. The amount of value-added and other indirect taxes collected by the Company represented 20.3% of gross operating revenues in 1997, 20.2% in 1998 and 22.1% in 1999. The variations reflect increases in the Company's gross operating revenue during each period, as well as changes in rates and the basis for calculating the aforementioned taxes. Activation fees became subject to ICMS for the first time with effect from July 1, 1998, which increased the effective rate of taxation of operating revenues in 1998. See above "Legal Proceedings--Litigation Related to the Application of the ICMS" and Note 24 to the Consolidated Financial Statements.

   COST OF SERVICES


                                  YEAR ENDED DECEMBER 31,            % CHANGE
                                --------------------------    -----------------------
                                 1997      1998      1999      1997-1998   1998-1999
                                ------    ------    ------    ----------- -----------
                                 (MILLIONS OF REAIS) <F1>
Cost of services:
Depreciation and
amortization..............      53.6       72.8     109.3        36.0        50.1
Materials and services....      69.0       65.1      71.8        (5.8)       10.2
Fixed-line network
expenses..................      72.6       63.9      25.4       (12.0)      (60.2)
Fistel fees...............      11.4       16.3      27.4        43.7        67.3
Personnel.................       4.7        7.6       8.2        61.7         8.2
Cost of Goods Sold........       -          -        46.3         --          --
                                                    -----
Other.....................       9.3       11.0       8.6        18.3       (22.3)
                                                    -----       -----       -----
Total.....................     220.6      236.7     297.0         7.3        25.4
                                                    =====       =====       =====

------------

<F1>
      Information  is  presented in constant  REAIS of December 31, 1999.  See
      Note 2(c) to the Consolidated Financial Statements. Columns may not add due to rounding.

      Cost of services increased by 25.4% in 1999 from 1998 and by 7.3% in 1998 from 1997. The increase in 1999 resulted principally from an increase in depreciation and amortization costs related to the growth of the Company's network and in costs due to the acquisition of handsets, which increase was partially offset by a decrease in amounts paid for the lease of available capacity on inter-connecting circuits.

      DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by 50.1% in 1999 from 1998 and by 36.0% in 1998 from 1997. The increase reflects expansion of the Company's network and the Company's revision of its depreciation policies and election to modify the depreciation periods for certain equipment in light of technological developments and changing international business practices. Effective January 1, 1999, the rate of depreciation of transmission equipment increased from 10% to 14.29% and that of switching equipment from 7.69% to 10%.

      MATERIALS AND SERVICES. Materials and services include costs of materials and services received from third parties, including network usage charges paid to other cellular telecommunications service providers, to fixed-line companies and to EMBRATEL for the completion on their networks of calls originated by the Company's customers. Materials and services expense decreased by 5.8% in 1998 from 1997 and increased by 10.2% in 1999 from 1998. The decrease in 1998 was due primarily to a decrease of 83%, from R$17.9 million in 1997 to R$3.1 million in 1998, in payments to EMBRATEL in connection with international long-distance service, principally as a result of reductions in fraudulent international long-distance calling, particularly in Telegoias. See above "Description of Business--Fraud Detection and Prevention." This decrease was partially offset by an increase in the volume of outgoing traffic due to the growth of the Company's subscriber base. The increase in subscriber base in 1999 was strongly impacted by the launch of prepaid services and caused a 21.8% increase in third party services accounts, including network usage charges, fixed telecommunications costs and technical operational services.

      COST OF GOODS SOLD. With the introduction of prepaid cellular service on May 31, 1999, the cost of handsets accounted for 15.6% of cost of services.

      FIXED-LINE NETWORK EXPENSES. Fixed-line network expenses represent lease payments to the Predecessor Companies for use of interconnecting circuits among the Company's base stations and switching centers and for reservation of available capacity on the networks of the Predecessor Companies. Such expenses decreased by 60.2% in 1999 from 1998 and by 12.0% in 1998 from 1997. Such expenses accounted for 8.6% of total costs of services in 1999 compared to 27% in 1998. The decrease in 1998 was due to ANATEL-mandated discounts in such lease payments, which initially ranged from 5% to 25% (in March 1998) and were subsequently increased to a level ranging from 15% to 48% (in May 1998), with the higher discounts applicable to higher-volume usage of circuits and available capacity. The decrease in 1999 is due not only to the expansion of the Company network but also to further reductions in fixed-line interconnection circuit lease payments negotiated with the Predecessor Companies. See above "Description of Business--Operating Agreements--Interconnection Agreements."

      FISTEL FEES. Fees payable to finance the FUNDO DE FISCALIZACAO DAS TELECOMUNICACOES ("Fistel") were R$11.4 million, R$16.3 million and R$27.4 million in 1997, 1998 and 1999, respectively. Fistel fees are assessed against cellular service providers for existing facilities (based on the number of active cellular lines), for the installation of new facilities and for each activation of a new cellular line. The 67.3% increase in 1999 was due principally to the expansion of the Company's subscriber base, which experienced growth of 58.0% for that period, and to the installation of new base stations.

      PERSONNEL. Personnel expenses increased during the period, rising from R$4.7 million in 1997 to R$7.5 million in 1998 and to R$8.2 million in 1999. These increases were due principally to increases in the number of employees, which has kept pace with the growth in the business and in 1998 reflected the need to create a business infrastructure (such as accounting, finance, information technology, sales and planning departments) in connection with the establishment of the Holding Company and the Subsidiaries following the Breakup. The increase in 1998 also reflects salary increases instituted in order to attract and maintain engineers and other personnel in an increasingly competitive environment. This trend continued in 1999 as personnel expenses relating to services increased by 8.2% from 1998. The increase was mainly due to an expansion in the Company's work force during this period.

      OTHER. Other costs of services include rents for properties where the Company's base stations, towers and switching equipment are located, costs of power supply and other similar infrastructure costs. Other costs of services increased by 18.3% in 1998 from 1997 and decreased by 22.3% in 1999 from 1998. The increase in 1998 reflected the expansion of the Company's network and the growth of the business. The decrease reflects the renegotiation of contracts for the expansion of the Company's network.

   OPERATING EXPENSES

      SELLING EXPENSES. Selling expenses increased 19.7% in 1999 from 1998 and 52.3% in 1998 from 1997. The increase in 1999 resulted primarily from an aggressive marketing campaign for prepaid services, which included advertising campaigns and an increase in sales commissions to independent distributors. In addition, the standardization of policy among the Subsidiaries relative to provisions for doubtful accounts resulted in a change in calculation methodology as of December 1998. The methodology comprises the recording of a provision to cover 100% of accounts past due over 90 days. For accounts not yet billed, accounts not yet due and accounts past due less than 90 days, the percentages historically obtained from write-offs are applied to the gross revenues of the last 12 months. Prior to December 1998, provisions were based on 100% of accounts past due over 120 days. In the period from 1997 to 1998, selling expenses increased 52.3%. The increase in 1998 resulted primarily from a significant increase in marketing and promotional efforts, including advertising campaigns, the establishment of a network of independent distributors and the opening of new stores. An increase in the commission paid to independent distributors also contributed to the growth of selling expenses in 1998.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased 7.1% in 1998 from 1997 and increased by 39.4% in 1999 from 1998. The decrease in 1998 resulted primarily from a 33.9% decrease in third-party expenses in 1998 compared with allocated third-party expenses for general and administrative services provided by the Predecessor Companies in 1997. This decrease was partially offset by increases in personnel expenses, which reflected new hirings to perform general and administrative functions (including information technology, accounting, auditing, legal and planning) previously performed by the Predecessor Companies and increased depreciation expenses (relating principally to the depreciation of real property acquired in connection with the Company's new headquarters and other administrative operations). The 1999 increase is due primarily to the increase in corporate personnel in the Holding Company. Due to the increase, personnel costs accounted for 25.1% and 35.9% of total costs in 1998 and 1999, respectively, with growth of 131.6% arising from a 47.9% increase in the number of employees as a result of the establishment of NBT. Third party services also accounted for significant growth in expenses of the Company during this period, increasing by 31.2%.

      OTHER NET OPERATING INCOME (EXPENSE). The Company recorded other net operating expense of R$12.8 million in 1999, compared with R$0.8 million in 1998 and other net operating income of R$4.3 million in 1997. Other net operating expenses in 1999 resulted principally from the amortization of the deferred charge representing premium, which arose from the merger into the Company, on December 14, 1999, of Coverage Participacoes S.A., a subsidiary of BID S.A. with an investment in the Company as its only asset, is being amortized over a five year period. This amount, R$5.4 million, corresponds to 1/60th of the premium. See Notes 3(g) and 32 to the Consolidated Financial Statements. Other net operating expenses in 1998 resulted primarily from R$3.4 million in provisions for contingencies (principally ICMS litigation) and R$2.2 million in research and development expenses, which were partially offset by R$4.7 million in fines collected from customers.

   NET INTEREST EXPENSE

      Net interest expense of R$63.4 million in 1998 and R$43.3 million in 1999 resulted primarily from the payment of dividends in the form of interest on own capital in the amount of $R83.4 million in 1998 and R$48.7 million in 1999. See below "Management's Discussion and Analysis of Financial Condition and See below "Management's Discussion and Analysis of Financial Condition--Liquidity and Capital Resources." The Company recorded interest income of R$29.3 million in 1998 and R$38.9 million in 1999, which resulted principally from interest income on the Company's average balance of cash and cash equivalents, which increased significantly as a result of increased cash generation in 1998 and 1999 as well as the receipt by the Company of R$18.6 million in connection with the Breakup of TELEBRAS. Such interest income was partially offset by R$8.8 million in 1998 and R$34.2 million in 1999 in interest expense.

   NET NON-OPERATING EXPENSE

      Write-offs of property, plant and equipment and gains and losses on the sale of property, plant and equipment are recorded as non-operating income and expense. The Company recorded net non-operating expense of R$18.7 million in 1998 and R$5.5 million in 1999. Non-operating expense in 1998 and 1999 resulted primarily from write-offs in the amounts of R$17.8 million and R$5.6 million, respectively, of certain analog transmission equipment that has become obsolete as a result of increasing demand for digital telecommunications services.

   EMPLOYEES' PROFIT SHARING

      All Brazilian companies are required under Brazilian law to compensate employees with profit sharing in addition to their salary and benefits. The amount of such profit sharing is determined by negotiation between the Company and the labor unions representing the employees. Employees profit share was R$0.4 million, R$1.2 million and R$1.7 million in 1997, 1998 and 1999, respectively.

   MINORITY INTERESTS

      Minority interests reflect the participation of minority shareholders in the Subsidiaries in the net income or loss of such Subsidiaries, as the case may be. Minority interests were 13.9% of income before interest income, unallocated expense, taxes and minority interests in 1997 and 12.6% and 10.4% of income before minority interests in 1998 and 1999, respectively. The variations in 1998 were due to variations in net income at the Subsidiaries, which have varying levels of minority shareholder interest among them.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's principal capital requirements are for capital expenditures and payments of dividends to shareholders. The Company made capital expenditures totaling R$97.3 million, R$146.5 million and R$182.0 million in 1997, 1998 and 1999, respectively. These expenditures related primarily to increasing network capacity, coverage and digitalization. See above "Description of Business--Capital Expenditures."

      The Holding Company is required to distribute to its shareholders, either as dividends or as tax-deductible interest on own capital, 25% of its adjusted net income determined in accordance with Brazilian accounting principles, as adjusted in accordance with Brazilian corporate law, including any realization of the net income reserve. The Holding Company is also required to pay a non-cumulative preferred dividend on its Preferred Shares in an amount equal to 6% of the share capital attributable to the Preferred Shares under Brazilian corporate law, which requirement may also be satisfied by distributions of interest on own capital. In 1999, the Holding Company distributed a total of R$36.5 million (R$72.3 million in 1998) in the form of interest on own capital. See Note 26(c) to the Consolidated Financial Statements.

      Capital expenditures were financed principally with internally generated cash throughout the period, together with financing in national currency, mainly R$66.4 million in December 31, 1999 from the National Bank for Economic and Social Development and financing of R$12.0 million in foreign currency. On May 23, 2000, the Company issued US$110 million face amount under its US$200 million Zero Coupon Euro Commercial Paper Program. The proceeds of the issuance will be used for the expansion and modernization of the Company's telecommunications plant. See above "Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Exchange and Interest Rate Exposure" and Note 33 to the Consolidated Financial Statements.

      As of December 31, 1999, the Company had total investment commitments of R$300 million in 2000 capital expenditures. Management expects that such expenditures will be funded primarily with internally generated cash, supplemented by financings from external sources. Most of the planned 2000 capital expenditures will be dedicated to expanding the capacity and coverage of the Company's network and digitizing the network in all areas.

      Substantially all of the Company's start-up costs and initial investments were financed by cash flows from the fixed-line telecommunications operations of the Predecessor Companies. Accordingly, the Company's debt does not reflect the amount of debt the Company would have been required to incur to build its current network if the Company had operated on a stand-alone basis from the inception of the Predecessor Companies' cellular telephone operations.

      The Holding Company's principal assets are the shares of the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. The Holding Company controls the payment of dividends by the Subsidiaries, subject to limitations under Brazilian law.

      The Company participates in a multi-employer defined benefit plan that covers the former employees of the TELEBRAS System, and the Company is contingently liable for the unfunded obligations of the plan. See Notes 25, 30(b) and 31(a) to the Consolidated Financial Statements.

U.S. GAAP RECONCILIATION

      The Company prepares its consolidated financial statements in accordance with Brazilian GAAP, which differ in significant respects from U.S. GAAP. The principal differences between Brazilian GAAP and U.S. GAAP as they affected the Company's revenues and expenses are during the reported periods are: (i) until December 31, 1998 under Brazilian GAAP, interest on loans to finance construction in progress is capitalized at the rate of 12% per annum of the total value of construction in progress, regardless of the amount of interest actually incurred on such loans, while under U.S. GAAP interest is capitalized based on the interest rate on the debt incurred up to the lower of the amount of construction in progress and the total loans incurred; (ii) until December 31, 1993 capitalized interest under Brazilian GAAP was not added to individual assets but was capitalized separately and amortized over a time period different from the estimated useful lives of the related assets, while under U.S. GAAP capitalized interest is added to the cost of individual assets and is amortized over their estimated useful lives; and (iii) in accordance with Brazilian GAAP, the deferred tax liability arising out of the indexation of permanent assets was charged to divisional equity, whereas under U.S. GAAP the charge would be to income for the year. Net income under U.S. GAAP was R$149.2 million for 1998 and R$29.6million for 1999. Until December 31, 1997, under both Brazilian and U.S. GAAP, revenues from activation fees were recognized upon activation of a customer's services. Under U.S. GAAP, effective January 1, 1998, net revenues from activation fees will be deferred and amortized over the estimated effective contract life. See Note 30(n) to the Consolidated Financial Statements.

YEAR 2000 COMPLIANCE

      The Company evaluated its most probable worst case scenarios in relation to the year 2000, formulated contingency plans with respect to such scenarios and commissioned a Year 2000 contingency plan for the Company. The Company's telecommunications and information systems, including those of the Subsidiaries, experienced no interruption or adverse effect during the transition to the Year 2000. Such transition took place uneventfully and as planned by the Company.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the REAL). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. The Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor does it hold or issue derivative or other financial instruments for trading purposes, except for the hedge contracted for the Zero Coupon Euro Commercial Paper. See above "Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Exchange and Interest Rate Exposure."

EXCHANGE RATE RISK

      The Company has exchange rate exposure with respect to the U.S. dollar. At December 31, 1999 approximately R$62.7 million of the Company's indebtedness was denominated in U.S. dollars. The potential immediate loss to the Company on such indebtedness that would result from a hypothetical 50% change in foreign currency exchange rates would be approximately R$30 million. In addition, if such a change were to be sustained, the Company's cost of financing would increase in proportion to the change. However, due to departures from agreed procedures in connection with the Breakup of TELEBRAS for assigning the right to receive payments under such indebtedness, payments on such indebtedness were suspended in 1998 and the Company's management has determined that, beginning in 1999, R$50.7 million of such indebtedness will be treated for all purposes as a REAL-denominated liability. See above "Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Exchange and Interest Rate Exposure" and See Notes 23 and 33 to the Consolidated Financial Statements.

INTEREST RATE RISK

      As of December 31, 1999, the Company had approximately R$131 million in loans and financing outstanding, of which approximately R$68 million bore interest at fixed rates and approximately R$63 million bore interest at floating (primarily LIBOR-based) rates. The Company invests its excess liquidity (R$63.1 million at December 31, 1999) mainly in short-term instruments. The potential loss to the Company over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1999 would be approximately R$1.9 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g. U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely. See Note 23 to the Consolidated Financial Statements.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

      The Holding Company is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors comprises seven members serving for a term of three years. The Board of Directors holds a regular meeting each three months and holds special meetings when called by the Chairman or by two members of the Board of Directors.

      The following are the current members of the Board of Directors and their respective positions.


NAME                                          POSITION      DATE ELECTED
---------                                     --------      ------------------
Alexandre Beldi Netto.......................  Chairman      August 10, 1998
Araldo Alexandre Marcondes de Souza.........  Director      April 30, 1999
Mario Cesar Pereira de Araujo...............  Director      August 10, 1998
Jayme da Costa Ribeiro......................  Director      August 10,1998
Marco Antonio Beldi.........................  Director      September 15, 1998
Antonio Fabio Beldi.........................  Director      September 15, 1998
Nelson Guarnieri de Lara....................  Director      September 15, 1998

      Set forth below are brief biographical descriptions of the Directors.

      ALEXANDRE BELDI NETTO, 78 years old, has served as Chairman of the Board of Directors since August 1998. He has served as Chief Executive Officer of Cia. Rede Telefonica Sorocaba. He is the President of the Superior Council of Cultural Association for the Technological Renovation of Sorocaba of the University of Sorocaba and Chief Executive Officer of SPL Construtora e Pavimentadora Ltda. and Banco Credibel. He also serves as an Executive Officer for SELTE, Splice do Brasil and Credibel Factoring. He holds a degree in accounting from the Escola de Comercio de Sorocaba (Sorocaba School of Commerce).

      ARALDO ALEXANDRE MARCONDES DE SOUZA, 51 years old, has served as a member of the Board of Directors since April 1999. He serves as an Executive Officer of SPL - Construtora e Pavimentadora Ltda. He holds a civil engineering degree from the State University of Campinas.

      MARIO CESAR PEREIRA DE ARAUJO, 51 years old, has served as a member of the Board of Directors since August 1998. He has served Empresa Brasileira de
Telecomunicacoes  S.A. - EMBRATEL as an engineer  and as Head of  Department  of
Projects and Contracting and Installation of Networks and Systems of Telecommunications. He also served as Chief of Section in Telecomunicacoes do Rio de Janeiro S.A. - Telerj. He holds an engineering degree from the Federal University of Rio de Janeiro.

      JAYME DA COSTA RIBEIRO, 63 years old, has served as member of the Board of Directors since August 1998. He served as radio telegraphist for the Postal Service (Departamento de Correios e Telegrafos) and Companhia de Urbanizacao da Nova Capital do Brasil and as advisor of the Commercial Superintendent of COTELB. At Telebrasilia he served as special advisor of the Coordination of Telecommunications Office and of the Presidency, Head of Cabinet of the Presidency and coordination and human resources director. He also served as administrative director of Fundacao Telebras de Seguridade Social - SISTEL. He holds a law degree from CEUB - Centro de Ensino Unificado de Brasilia.

      MARCO ANTONIO BELDI, 48 years old, has served as a member of the Board of Directors since September 1998. Before joining Splice do Brasil Telecomunicacoes e Eletronica S.A. as Chief Financial Officer, he served as Chief Financial Officer of Banco Credibel, CRTS - Construtora de Redes Telefonicas Sorocabana and Beldi Participacoes e Representacoes Ltda. He holds a degree in mechanical engineering from the State University of Campinas (UNICAMP), as well as a law degree from Itu Law School - SP.

      ANTONIO FABIO BELDI, 46 years old, has served as a member of the Board of Directors since September 1998. Before joining Splice do Brasil Telecomunicacoes e Eletronica S.A. as Superintendent Director, he served as an executive officer at Banco Credibel and Faculdade de Engenharia de Sorocaba (Sorocaba College of Engineering) and Superintendent Director of Beldi Participacoes e Eletronica S.A. He holds a degree in civil engineering from the Pontifical University of Campinas - SP.

      NELSON GUARNIERI DE LARA, 71 years old, has served as a member of the Board of Directors since September 1998. He joined Splice do Brasil Telecomunicacoes e Eletronica S.A. as General Counsel in 1983 and has served as such since then. He holds a law degree from the University of Sao Paulo.

      Alexandre Beldi Netto is father of Marcos Antonio Beldi e Antonio Fabio Beldi.

BOARD OF EXECUTIVE OFFICERS

      The Board of Executive Officers consists of one President and Executive Officer for Investor Relations, one Executive Officer for Network and Operations, one Executive Officer for Finance and Information Technology, one Director of Administration and Human Resources and one Executive Officer for Business elected by the Board of Directors for a term of three years. An Executive Officer may be removed from office at any time.

      The following are the Executive Officers and their respective positions.


NAME                                       POSITION              DATE APPOINTED
------------                        ------------------------   ------------------
Mario Cesar Pereira de Araujo...... President and Executive     August 10, 1998
                                    Officer for Investor
                                    Relations
Sergio Assenco Tavares dos Santos.. Executive Officer for       January 30, 1998
                                    Network and Operations
Paulo Narcelio Simoes Amaral....... Executive Officer for       April 30, 1999
                                    Finance and Information
                                    Technology
Getulio Nery Cardoso............... Director of                 July 28, 1999
                                    Administration and Human
                                    Resources
Jose Paulo Nascimento David........ Executive Officer for       October 6, 1999
                                    Business

      SERGIO ASSENCO TAVARES DOS SANTOS, 51 years old, has served as an Executive Officer since May 1998. He served as manager of the vice-presidency of TELEBRAS' Department of Development and Coordination with Suppliers; coordinator of the Technical Office Special Projects of Telebrasilia; and manager of the Advanced Telecommunications Business Unit and Engineering Director of Telebrasilia. He also served as the Chief Executive Officer of the company from May to August 1998. He holds a degree in electrical engineering from the University of Brasilia.

      PAULO NARCELIO SIMOES AMARAL, 37 years old, has served as an Executive Officer since April 1999. From 1985 to 1998 he was active in various sectors of Banco Inter-Atlantico S.A., currently known as Banco Boavista Interatlantico. He began as a Financial Analyst in 1985, subsequently serving as Managing Comptroller from 1990-1995 and as Vice-Executive Officer for Product Development and Corporate Finance from 1995-1997. In 1997 he became Structured Finance Executive Officer. He assumed his current position as Executive Officer for Administration and Finance at the Company in 1999. He holds a degree in Economics from the State University of Rio de Janeiro, post-graduate degrees in Business Administration from Fundacao Getulio Vargas and International Trade from the Federal State University of Rio de Janeiro, as well as an MBA in Finance from IBMEC.

      GETULIO NERY CARDOSO, 48 years old, has served as an Executive Officer since July 28, 1999. He began his professional career in the Central Bank's Foreign Exchange Department. Later, he joined the Production Engineering sector of Petroleo Brasileiro, S.A.--PETROBRAS ("PETROBRAS"). He then joined TELEBRAS' Department of Industrial Development, specializing in telecommunications industrial development. He then became Commercial Manager for the Central West

Region for Splice. He has a degree in Electrical Engineering from the Universidade de Brasilia and has completed extensive related coursework in Brazil and abroad.

      JOSE PAULO NASCIMENTO DAVID, 35 years old, has served temporarily as an Executive Officer since October 6, 1999. He began his professional career in naval engineering at the French company Bureau Veritas. He then worked in oil and oil derivatives marketing for PETROBRAS. He became manager of Supplies, Natural Gas, Marketing and a chain of convenience stores for Companhia Atlantico de Petroleo. He also worked as Marketing Manager for Shell Brasil, S.A.. He transferred to the telecommunications industry a year ago by joining Algar Telecom Leste, S.A.--ATL, a Band B Service Provider in Rio de Janeiro and Espirito Santo, as Sales Manager and later as Manager of the Prepaid Transactions Unit. He has a degree in Naval Engineering from the Universidade Federal do Rio de Janeiro- UFRJ.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

      For the year ended December 31, 1999, the aggregate amount of compensation paid by the Holding Company to all directors and executive officers of the Holding Company was approximately R$1.8 million.

      For the year ended December 31, 1999, the aggregate amount set aside or accrued by the Holding Company to provide pension, retirement or similar benefits for officers and directors of the Holding Company was approximately R$173 thousand.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

      None.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

      None.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

      None.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

      None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

      None.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

      The Holding Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

      Reference is made to pages F-1 through F-42.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

      (a) The following Consolidated Financial Statements are filed as part of this Form 20-F:

            Independent Auditors' Report

            Consolidated Statement of Financial Condition and Consolidated Balance Sheets

            Consolidated Statement of Revenues and Expenses and Statements of Income

            Consolidated Statement of Net Interdivisional Distribution and Consolidated Statements of Cash Flow

            Consolidated   Statement   of  Changes   in  Divisional  Equity  and
            Consolidated Statements of Changes in Shareholders' Equity

            Notes to the Consolidated Financial Statements

      (b)   Exhibits

            1. Amendment to the Charter of the Holding Company previously filed with the Holding Company's registration statement on September 18, 1998.

            2a. Consent of Ernst & Young Auditores Independentes S.C.

            2b. Consent of Deloitte Touche Tohmatsu


            There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to long-term debt of the Company, none of which authorizes securities in a total amount that exceeds 10% of the total assets of the Company. The Company hereby agrees to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

                             INDEX OF DEFINED TERMS

                                 PAGE                                    PAGE

AD.................................7    e&p...............................34
ADRs..............................25    EILD..............................14
ADSs..............................25    EILD Contract.....................14
American Depositary Shares........25    EMBRATEL...........................3
Americel..........................13    Equity Withdrawing Rights.........29
ANATEL.............................3    Extreme South Stock Exchange......27
ANATEL Decree.....................16    Federal Government.............1 ,15
Annex IV Regulations..............30    Fenattel..........................15
Annex V Regulations...............30    Financial System Law..............28
Area 7.............................2    Fistel............................48
Area 8.............................2    Fittel........................15, 53
Audit Committee...................29    Fixed-Line Region..................3
Band A........................12, 58    Floating Market...................40
Band A Concessions.................2    Floating Market Rate..............40
Band A Service Provider...........12    GDP................................5
Band A Subsidiary..................1    General Telecommunications Law.....3
Band B............................12    Holding Company................1, 15
Band B Concessions.................2    IBGE...............................5
Band B Service Provider...........12    ICMS..............................10
Band B Subsidiary..................1    IGP-DI............................18
Brazil.............................1    IGP-M.............................22
Brazilian Corporation Law.........28    IOF tax...........................33
Brazilian GAAP.....................1    IRS...............................35
Brazilian Securities Law..........28    LIBOR.............................42
Breakup............................3    Minimum Law.......................16
Breakup of TELEBRAS................3    National Monetary Council.........28
Cellular Region....................3    NBT................................2
Cellular Service Rule.............16    New Holding Companies..............3
Central Bank......................28    non-Brazilian holder..............31
Certificate of Registration.......30    non-U.S. holder...................35
CLC...............................27    Noon Buying Rate...................1
Code..............................34    off-peak calls.....................7
COFINS............................10    Parana Stock Exchange.............27
Commercial Market.................40    PCS...............................13
Common Shares.....................25    Pernambuco and Paraiba
                                          Stock Exchange..................27
Company............................1    PETROBRAS.........................53
Concessions........................2    PFIC..............................35
Consolidated Financial Statements..1    PIS...............................10
CPMF tax..........................33    Predecessor Companies.............23
CPqD..............................15    Preferred Shares..................25
Custodian.........................30    R$.................................1
CVM...............................28    REAIS..............................1
Deposit Agreement.................26    REAL...............................1
Depositary........................26    REAL Plan.........................19
dollars............................1    Region.............................3
DSL1...............................7    Registered Capital................33
DSL2...............................7    Rio de Janeiro Stock Exchange.....26


SAF...............................12    TELEBRAS System....................3
Sao Paulo Stock Exchange..........26    Telebrasilia.......................2
SEC...............................28    Telecommunications Regulations.....3
Service Quality Memorandum........17    Telegoias..........................2
Shareholders Essential Rights.....29    Telemat............................2
SISTEL............................15    Telems.............................2
SMS...............................12    Teleron............................2
Splice.............................3    TJLP..............................32
STFC..............................14    U.S. dollars.......................1
Stock Exchange Unification Program27    U.S. GAAP.........................36
Subsidiaries.......................1    U.S. holder.......................34
Subsidiary.........................1    US$................................1
Tele Centro Sul...................13    VC1................................7
Teleacre...........................2    VC2................................7
TELEBRAS...........................2    VC3................................7
TELEBRAS Loans................25, 42

                               TECHNICAL GLOSSARY

      The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

      ACCESS CHARGE: Amount paid per minute charged by network operators for the
use  of  their   network  by  other   network   operators.   Also  known  as  an
"interconnection charge" or "network usage charge."

      ACCESS GATES: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

      AMPS   (ADVANCED    MOBILE   PHONE    SERVICE):    An   analog    cellular
telecommunications service standard utilizing the 850 MHz band, in use in North America, parts of South America, Australia and various other areas.

      ANALOG: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

      ANALOG NETWORK: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

      ATM (ASYNCHRONOUS TRANSFER MODE): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

      AUTOMATIC INTERNATIONAL ROAMING: A service which permits a subscriber to use his or her cellular telephone on a foreign cellular service provider's network. The subscriber may receive calls made to the subscriber's regular cellular telephone number (such calls are "automatically" passed to the foreign service provider's network).

      BAND A SERVICE PROVIDER: A former TELEBRAS operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by ANATEL as "Band A."

      BAND B SERVICE PROVIDER: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by ANATEL as "Band B."

      BASE STATION: A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

      BROADBAND SERVICES: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

      CATV (CABLE TELEVISION): Cable or fiber-based distribution of TV programs.

      CDMA (CODE DIVISION MULTIPLE ACCESS): A standard of digital cellular telecommunications technology.

      CELL: The geographic area covered by a single base station in a cellular telecommunications system.

      CELL SPLITTING: The process of dividing cells into smaller coverage areas by reducing the power output and the antenna height of the base station transmitter. Cell splitting increases capacity in a particular area by allowing for the further reuse of frequencies by a cellular telecommunications system.

      CELLULAR SERVICE: A mobile telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

      CHANNEL: One of a number of discrete frequency ranges utilized by a base station.

      DIGITAL: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

      DIGITAL PENETRATION: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

      EXCHANGE:  See Switch.

      FRAME RELAY: A data transmission service using fast protocols based on direct use of transmission lines.

      INTERNET: A collection of interconnected networks spanning the entire world including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

      ISDN (INTEGRATED SERVICES DIGITAL NETWORK): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

      LEASED HIGH-SPEED DATA COMMUNICATION: The digital exchange of information at speeds exceeding 64 Kbps transmitted through mediums that are leased to users for their exclusive use.

      LOCAL LOOP: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

      MANUAL INTERNATIONAL ROAMING: A service that permits a subscriber to use his or her cellular telephone on a foreign cellular service provider's network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign service provider for use while roaming.

      MICROCELLS: A small cell covered by a low-power base station. Microcells can cover small areas such as a single building.

      NETWORK: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

      NETWORK USAGE CHARGE: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge."

      OPTICAL  FIBER:  A  transmission   medium  which  permits  extremely  high
capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

      PACKET-SWITCHED DATA COMMUNICATION SERVICES: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

      PBX (PRIVATE BRANCH EXCHANGE): Telephone switchboard for private use, but linked to the national telephone network.

      PENETRATION: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

      PRIVATE LEASED CIRCUITS: Voice, data or image transmission mediums leased to users for their exclusive use.

      PSTN (PUBLIC SWITCHED TELEPHONE NETWORK): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

      REPEATERS:  A device that amplifies an input signal for retransmission.

      ROAMING: A function that enables subscribers to use their cellular telephone on networks of service providers other than the one with which they signed their initial contract.

      SATELLITE SERVICES: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

      SDH (SYNCHRONOUS DIGITAL HIERARCHY): A hierarchical set of digital transport structuresstandardized for the transport of suitably adapted payloads over physical transmission networks.

      SECTORIZATION: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

      SWITCH: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

      TDMA (TIME DIVISION MULTIPLE ACCESS): A standard of digital cellular telecommunications technology.

      UNIVERSAL SERVICE: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

      VALUE  ADDED   SERVICES:   Value   Added   Services   provide   additional
functionality to the basic transmission services offered by a telecommunications network.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Holding Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.


                                    By:    /S/ MARIO CESAR PEREIRA DE ARAUJO
                                       -----------------------------------------
                                    Name:  Mario Cesar Pereira de Araujo
                                    Title: President

Dated:  July 14, 2000

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                        CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                    CONTENTS

Report of Ernst & Young Auditores Independentes S.C........................F-2

Report of Deloitte Touche Tohmatsu.........................................F-3

Report of KPMG Auditores Independentes.....................................F-4

Consolidated Balance Sheets................................................F-5

Consolidated Statement of Revenues and Expenses and Consolidated
  Statements of Income.....................................................F-7

Consolidated Statement of Net Interdivisional Cash Distribution
  and Consolidated Statements of Cash Flows................................F-8

Consolidated Statement of Changes in Divisional Equity and
  Consolidated Statements of Changes in Shareholders' Equity..............F-10

Notes to the Consolidated Financial Statements....................F-11 to F-42

              REPORT OF ERNST & YOUNG AUDITORES INDEPENDENTES S.C.

Directors and Shareholders

TELE CENTRO-OESTE CELULAR PARTICIPACOES S.A.

We have audited the accompanying consolidated balance sheet of Tele Centro Oeste Celular Participacoes S.A. and subsidiaries as of December 31, 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Brazil, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Tele Centro Oeste Celular Participacoes S.A. at December 31, 1999, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Brazil and on the basis described in Note 2, which differ in certain respects from those followed in the United States of America (See Note 30).

                   Ernst & Young Auditores Independentes S.C.
                             /s/ Luiz Carlos Nannini
                                     Partner

Brasilia, Brazil

February 4, 2000 (except for note 33 as to which the date is May 31, 2000)

                       REPORT OF DELOITTE TOUCHE TOHMATSU


To the Board of Directors and Shareholders
Tele Centro Oeste Celular Participacoes S.A.
Brasilia - DF

We have audited the accompanying consolidated balance sheet of Tele Centro Oeste Celular Participacoes S.A. as of December 31, 1998, and the related consolidated statements of income, changes in financial position, cash flows and changes in shareholders' equity for the year then ended (all expressed in Brazilian REAIS). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele Centro Oeste
Celular Participacoes S.A. as of December 31, 1998, and the results of its operations, changes in its financial position and its cash flows for the year then ended in conformity with accounting principles generally accepted in Brazil and on the basis set out in note 2.

Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the determination of net income for the year ended December 31, 1998 and the determination of shareholders' equity and financial position at December 31, 1998 to the extent summarized in note 29 of the consolidated financial statements.




/s/ DELOITTE TOUCHE TOHMATSU

March 26, 1999 (except for note 29.o for which the date is April 9, 1999, note 31.d for which the date is May 24, 1999 and note 31.a for which the date is May 31, 1999)

                     REPORT OF KPMG AUDITORES INDEPENDENTES

To the Board of Directors and Shareholders
Tele Centro Oeste Celular Participacoes S.A.
Brasilia - DF

   We have audited the accompanying consolidated statements of revenue and expenses, net interdivisional cash distribution / (receipt) and changes in divisional equity of Tele Centro Oeste Celular Participacoes S.A. for the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as wel1 as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the revenues and expenses and net interdivisional cash distribution / (receipt) of Tele Centro Oeste Celular Participacoes S.A. for the year ended December 31, 1997, in conformity with accounting principles generally accepted in Brazil and on the basis set out in
Note 2, including continued recognition of the effects of changes in the purchasing power of the Brazilian currency as discussed in Note 2.

   Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for the year ended December 31, 1997, and the divisional equity as of December 31, 1997 to the extent summarized in Note 30 of the consolidated financial statements.



July 17, 1998

Brasilia, Brazil

/s/ KPMG Auditores Independentes

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.



                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999
      (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS - R$, OF DECEMBER 31,1999)


                                            NOTE        1998         1999
                                          ---------  -----------  -----------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..............    12       147,124       63,148
  Marketable securities..................                   -       79,732
  Trade accounts receivable, net.........    13       126,466      157,573
  Loans and financial investments........               2,283        4,219
  Deferred income and recoverable taxes..    14        32,280       58,054
  Inventories............................                   8       17,405
  Other assets...........................    15         7,847       14,691
                                                     -----------  -----------
Total current assets.....................             316,008      394,822

NONCURRENT ASSETS:
  Deferred income and recoverable taxes..    14           161          561
  Loans and financial investments........                 484            -
  Other assets...........................    15         1,606        4,062
                                                     -----------  -----------
Total noncurrent assets..................               2,251        4,623

PERMANENT ASSETS:
  Investments............................                   7        4,055
  Property, plant and equipment, net ....    16       795,132      904,515
  Deferred charges, net..................    17            23      346,455
                                                     -----------  -----------
Total permanent assets...................             795,162     1,255,025
                                                     -----------  -----------
Total....................................            1,113,421    1,654,470
                                                     ===========  ===========

                                            NOTE        1998         1999
                                          ---------  -----------  -----------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Payroll and related accruals...........    18         5,047        5,672
  Accounts payable and accrued expenses..    19        55,787       96,557
  Indirect taxes.........................    20        26,227       45,705
  Deferred income and taxes payable......    21         9,493       16,303
  Participation in results of operation..    22        72,050       46,118
  Concession Area 8......................               7,343       16,661
  Loans and financing....................    23        20,437       91,521
  Provision for contingencies............    24         4,134           -
  Other payables.........................                   -        4,630
                                                     ------------ -----------
Total current liabilities................             200,518      323,167

NONCURRENT LIABILITIES:
  Accounts payable and accrued expenses..    19           671          558
  Deferred income taxes payable..........    21        22,910       54,416
  Loans and financing....................    23        30,726       39,289
  Provision for contingencies............    24           489        6,504
  Concession Area 8......................              14,687       16,661
                                                     ------------ -----------
Total noncurrent liabilities.............              69,483      117,428

MINORITY INTERESTS.......................             116,462       94,506

CAPITALIZABLE FUNDS......................                 151          126

SHAREHOLDERS' EQUITY:
  Capital................................             230,666      351,850
  Capital reserve........................                   -      322,748
  Legal reserve..........................              21,813       27,177
  Revenue reserve........................             150,022      101,929
  Retained earnings .....................             324,306      315,539
                                                     ------------ -----------
Total shareholders' equity...............    26       726,807     1,119,243
                                                     ------------ -----------
Total....................................            1,113,421    1,654,470
                                                     ============ ===========


See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

             CONSOLIDATED STATEMENT OF REVENUES AND EXPENSES FOR THE

                  YEAR ENDED DECEMBER 31, 1997 AND CONSOLIDATED

       STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999
          (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER, 1999,
                            EXCEPT PER SHARE AMOUNT)


                                                      YEARS ENDED DECEMBER 31
                                               ---------------------------------------
                                         NOTE      1997          1998          1999
                                        ------ -----------   -----------   -----------
Net  operating   revenue  from  cellular
telecommunications services.............   4      526,361       579,714       606,320
Cost of services .......................   5     (220,658)     (236,765)     (296,961)
                                               -----------   -----------   -----------
Gross profit ...........................          305,703       342,949       309,359
Operating expenses:
    Selling expenses ...................   6      (59,191)      (90,124)     (107,858)
    General and administrative expenses.          (45,306)      (42,099)      (58,698)
    Other net operating income (expense)   7        4,338          (867)      (12,751)
                                               -----------   -----------   -----------
Operating income before interest........          205,544       209,859       130,052
Allocated interest expense..............           (4,473)            -             -
Net interest expense....................   8            -       (63,401)      (43,328)
                                               -----------   -----------   -----------
Operating  income before interest income
and unallocated interest expense........          201,071             -             -
Operating income........................                -       146,458        86,724
Net non-operating income (expense)......   9          (60)      (18,713)       (5,507)
Employees' profit share.................             (340)       (1,156)       (1,697)
                                               -----------   -----------   -----------
Income before income taxes,  unallocated
interest expense and minority interest..          200,671             -             -
Income before income taxes and minority
interest................................                -       126,589        79,520
Income and social contribution taxes....  10            -       (36,567)      (27,155)
                                               -----------   -----------   -----------

Income before minority interest.........          200,671        90,022        52,365

Minority interest.......................          (27,992)      (21,897)      (10,487)
Reversal of interest on own capital.....              -          83,445        48,696
                                               -----------   -----------   -----------
Income    before    interest     income,
unallocated interest expense and taxes..          172,679             -             -
Net income..............................                        151,570        90,574

Outstanding   shares   at  end  of  year
(thousand)..............................                    334,399,028   364,399,028

Net income per thousand shares (R$).....                           0.45          0.25
                                               ===========   ===========   ===========



See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

  CONSOLIDATED STATEMENT OF NET INTERDIVISIONAL CASH DISTRIBUTION FOR THE YEAR
    ENDED DECEMBER 31, 1997 AND CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
                      YEAR ENDED DECEMBER 31, 1998 AND 1999

       (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS - R$, OF DECEMBER, 1999)

                                                    1997        1998        1999
                                                 ----------  ----------  ----------
OPERATING ACTIVITIES:
   Net income..................................          -     151,570      90,574
   Income before interest  income,  unallocated
   interest expense and taxes..................    172,679           -           -
   Adjustments   to  reconcile   income  before
   interest   income,    unallocated   interest
   expense  and  taxes  and net  income to cash
   provided by operating activities:
    Depreciation and amortization..............     54,421      75,689     117,108
    Provision for loss of property and
    equipment..................................          -      17,831           -
    Disposal of permanent assets...............          -       1,577       7,229
    Minority interests.........................     27,993      21,897      10,487
    Allowance for doubtful accounts............     36,412      47,887      68,359
    Decrease (increase) in assets:
     Marketable securities.....................          -           -     (79,732)
     Trade accounts receivable.................    (55,179)    (97,936)    (99,466)
     Inventories...............................          -           -     (17,397)
     Taxes receivable..........................     (6,813)    (23,474)    (26,174)
     Other current assets......................     (1,734)    (10,001)    (10,752)
    Increase (decrease) on liabilities:
     Personnel, social charges and benefits....     (1,071)      3,562         625
     Accounts payable and accrued expenses.....    (30,689)     47,495      40,770
     Indirect taxes............................     (8,832)     22,722      19,478
     Other current liabilities.................     (1,663)          -       4,630
     Accrued interest..........................      5,035       7,721       2,439
     Provision for contingencies...............      1,040       3,312       1,881
     Deferred income tax ......................          -      (1,510)     (4,022)
     Participation in results of operation.....          -         949     (25,932)
     Concession Area 8.........................          -           -      11,292
     Other non-current liabilities.............       (108)          -        (138)
     Minority interests........................          -           -     (24,324)
                                                 ----------  ----------  ----------
                                                   191,491     269,291      86,935

INVESTING ACTIVITIES:
   Additions to investments....................          -          (7)     (4,048)
   Additions to property, plant and
   equipment...................................    (97,252)   (183,052)   (264,696)
   Transfer from fixed assets to
   investments.................................          -           -      36,360
   Capitalized interest........................     (1,206)     (1,238)          -
   Addition to deferred assets.................          -         (23)    (29,142)
   Proceeds from assets disposal...............         25           -           -
                                                 ----------  ----------  ----------
                                                   (98,433)   (184,320)   (261,526)


                                                    1997        1998        1999
                                                 ----------  ----------  ----------
FINANCING ACTIVITIES:
   Loans repaid................................    (21,965)     (8,187)     (2,761)
   New loans obtained..........................        764       3,700      79,969
   Cash generated by spin-off from Telebras....          -      18,666           -
   Capitalizable funds.........................          -         151           -
   Rights spun-off from Telebras...............          -         615           -
   Issuance of preferred shares................          -           -      57,952
   Premium on issue of newshares...............          -           -          74
   Interest on own capital.....................          -           -     (44,619)
                                                 ----------  ----------  ----------
                                                   (21,201)     14,945      90,615
                                                 ----------  ----------  ----------
Increase (decrease) in cash and cash
equivalents....................................     71,857      99,916     (83,976)
Net interdivisional cash distribution..........    (24,649)          -           -
Cash and cash equivalents at beginning of year.          -      47,208     147,124
                                                 ----------  ----------  ----------
Cash and cash equivalents at end of year.......     47,208     147,124      63,148
                                                 ==========  ==========  ==========

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

         CONSOLIDATED STATEMENT OF CHANGES IN DIVISIONAL EQUITY FOR THE

            YEAR ENDED DECEMBER 31, 1997 AND CONSOLIDATED STATEMENTS

                OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS
                        ENDED DECEMBER 31, 1998 AND 1999
       (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS - R$, OF DECEMBER, 1999)


                                                     SHAREHOLDERS' EQUITY
                                           -------------------------------------------------------
                               DIVISIONAL           CAPITAL   LEGAL   REVENUE  RETAINED
                                EQUITY     CAPITAL  RESERVE  RESERVE  RESERVE  EARNINGS    TOTAL
                               -------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996..   483,874         -        -        -        -         -   483,874

Income     before     interest
income,  unallocated  interest
expense and taxes.............   172,679         -        -        -        -         -   172,679
Net    interdivisional    cash
distribution..................   (24,649)        -        -        -        -         -   (24,649)
Deferred  income  tax on  full
indexation....................   (20,081)        -        -        -        -         -   (20,081)
Capitalized interest..........    21,225         -        -        -        -         -    21,225
Minority    interest   effects
other than on income..........   (15,076)        -        -        -        -         -   (15,076)
                               -------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997..   617,972         -        -        -        -         -   617,972

Spin-off from Telebras........  (617,972)  230,666        -   13,634  232,135   160,817    19,280
Consolidation adjustments.....
    Capitalized interest......         -         -        -        -        -    10,177    10,177
    Donations and others......         -         -        -        -        -        99        99
Net income....................         -         -        -        -        -   151,570   151,570
Transfer to reserves..........         -         -        -    8,179  150,022  (158,201)        -
Reversal of reserves..........         -         -        -        - (232,135)  232,135         -
Dividends/Interest on own              -         -        -        -       -
capital.......................                                        (72,291)  (72,291)
                               -------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998..         -   230,666        -   21,813  150,022   324,306   726,807

Capital increase with reserves         -    63,232        -        -        -   (63,232)        -
Issuance of preferred shares..         -    57,952        -        -        -         -    57,952
Reversal of reserves..........         -         -        -        - (150,022)  150,022         -
Premium on issue of new shares         -         -       74        -        -         -        74
Assets incorporated from
Coverage S.A..................         -         -  322,674        -        -         -   322,674
Deferred tax on full
indexation....................         -         -        -        -        -   (42,338)  (42,338)
Net income....................         -         -        -        -        -    90,574    90,574
Income appropriation proposal:
   Transfer to reserves.......         -         -        -    5,364  101,929  (107,293)        -
   Interest on own capital....         -         -        -        -        -   (36,500)  (36,500)
                               -------------------------------------------------------------------
Balance at December 31, 1999..         -   351,850  322,748   27,177  101,929   315,539 1,119,243
                               ==================================================================

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER,
                         1999, EXCEPT PER SHARE AMOUNTS)


1.  OPERATIONS AND BACKGROUND

Beginning in 1995, the Federal Government of Brazil (the "Federal Government") undertook comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1995 the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries was the primary supplier of public telecommunications services in Brazil.


In preparation for the privatization of the Telebras system, the operating subsidiaries were divided into twelve separate groups, (a) three regional fixed-line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were separated initially from the operating subsidiaries and subsequently the fixed-line businesses, the new cellular businesses and the long-distance operator were combined into the twelve separate groups (the "New Holding Companies"). Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries were performed using a procedure under Brazilian corporate law called CISAO or spin-off. As of part of this process Tele Centro Oeste Celular Participacoes S.A. (the "Holding Company") was formed.


Tele Centro Oeste Celular Participacoes S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebras, including 83.8%, 96.0%, 91.9%, 91.3%, 94.0% and 81.4% of the share capital of Telegoias
Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Telebrasilia Celular S.A., respectively. Until August 4, 1998, the Companies were controlled by the Federal Government.


Tele Centro Oeste Celular Participacoes S.A. and its subsidiaries (the "Companies") are the primary suppliers of cellular telecommunications services in the states of Goias, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre and the Federal District under the terms of concessions granted by the Federal Government on November 4, 1997 (the "Concessions"). The Concessions will expire as follows:


        COMPANY                                                EXPIRING DATE
        -------                                                -------------
        Telegoias Celular S.A. ...........................     October 29, 2008
        Telems Celular S.A. ..............................   September 28, 2009
        Telemat Celular S.A. .............................       March 30, 2009
        Teleron Celular S.A. .............................        July 21, 2009
        Teleacre Celular S.A. ............................        July 15, 2009
        Telebrasilia Celular S.A. ........................        July 24, 2006

The subsidiary companies controlled by Tele Centro Oeste Celular Participacoes S.A. were legally formed on January 5, 1998 and the spin-off from the predecessors was approved during an Extraordinary General Shareholders Meeting, held on January 30, 1998.

The Concessions may be renewed at the discretion of Anatel (as defined below) for a further term of 15 years. Cellular telecommunications services were first offered in the states serviced by the subsidiaries of Tele Centro Oeste Celular S.A. between July 1991 and February 1996.

On May 24, 1999, Norte Brasil Telecom S.A. - NBT, a corporation not publicly traded, was formed with the controlling company participating 95% in its capital. NBT has the objective of operating the cellular service and activities necessary or convenient for the execution of these services, comprising the coverage area 8 - Band B, which corresponds to the geographic areas constituted by the states of Amazonas, Roraima, Amapa, Para and Maranhao.

Norte Brasil Telecom S.A. started its activities at the beginning of October 1999. Since its activities to December 31, 1999 were very little, expenditures made were considered preoperating expenses. As from January 2000, these expenses will be amortized in proportion to the area serviced.

The Companies' businesses, including the service they may provide and the rates they charge are regulated by Agencia Nacional de Telecomunicacoes (Anatel), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997.

2.  PRESENTATION OF THE FINANCIAL STATEMENTS

A. PRESENTATION OF THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

The consolidated financial statements were prepared in accordance with generally accepted accounting principles in Brazil, the rules applicable to the companies with concessions to provide telecommunications services and the accounting principles and regulations established by CVM - Comissao de Valores Mobiliarios (Brazilian Securities Commission).

The incorporation of the net assets spun off from Telebras was carried out on February 28, 1998. At this date, the equity accounting of investments was calculated based on the investee's shareholders' equity as of December 31, 1997. Accordingly, the statement of operations includes the parent company's operations for the period commencing March 1 until December 31, 1998, and the operating results of the subsidiaries for the 12 months of 1998.

The consolidated financial statements present the financial equity situation of Tele Centro Oeste Celular Participacoes S.A. and its subsidiaries.

Minority interest participation is shown in the consolidated statements of changes in stockholders' equity and results of operations of Tele Centro Oeste Celular and its subsidiaries. At December 31, 1999 this interest was 13.2%, 10.5%, 8.1%, 4.0%, 8.7%, 6.0% and 5.0% in the stockholders' equity of
Telebrasilia, Telegoias, Telemat, Telems, Teleron and Teleacre and Norte Brasil Telecom, respectively.

The presentation of the consolidated financial statements (assets, liabilities and operating results) is consistent with the published financial statements of Tele Centro Oeste Celular Participacoes S.A. and its subsidiaries and considers the elimination of intercompany transactions in accordance with generally accepted accounting principles.

The consolidated financial statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency until December 31, 1999.

B. PRESENTATION OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1997

The consolidated financial statements present the financial position and revenues and expenses of Tele Centro Oeste Participacoes S.A. and the combined cellular telecommunications businesses of Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia. The portion of the consolidated equity and income before interest income, unallocated interest expense and taxes of the Company attributable to shareholders of the Company other than Telebras at December 31, 1997, and for each of the years in the two year period ended December 31, 1998 is reflected as "minority interest" in the consolidated financial statements. At December 31, 1998, such minority shareholders owned directly and indirectly 16.2%, 4.0%, 8.1%, 8.7%, 6.0% and 18.6% of the share capital of Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia, respectively.

The formation of the Holding Company and Telegoias Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Telebrasilia Celular S.A. has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications businesses of Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia were transferred to the Companies at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were allocated to the Companies. Separate records of revenues and cost of services of the cellular telecommunications businesses of Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia were maintained historically. Accordingly, actual amounts were allocated for the periods included herein. The consolidated statements of revenues and expenses and net interdivisional cash distribution have been prepared to include the historical activity related to the assets and liabilities transferred. The consolidated financial statements are not necessarily indicative of what would have been the financial condition and revenues and expenses of the Companies as of December 31, 1997 had the cellular telecommunications businesses of Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia been separate legal entities during such periods.

With respect to costs, the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the results of operations for the periods presented. Those allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to the human resources department), number of requisitions issued (in relation to office material costs) and miles driven (in relation to certain transportation costs). Management believes that the amounts included in the combined financial statements fairly reflect the operating results of the business.

The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia, from which the financial information was extracted, except for certain reclassifications within the consolidated statements of financial condition and the consolidated statements of revenues and expenses which have been made to conform previously published financial statements to the 1997 presentation within this annual report.

C.    INFLATION ACCOUNTING METHODOLOGY

As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law accounting and most fiscal purposes, together with the option granted by the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM), the consolidated financial statements of Tele Centro Oeste Celular as of December 31, 1997 and for the year then ended, as published in Brazil, do not recognize the effects of changes in the purchasing power of the Brazilian currency that would have been required under the comprehensive indexation system, applied through December 31, 1995. In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the Company applied the constant currency method through December 31, 1999, as required by Brazilian generally accepted accounting principles when the inflation rate is material. During 1998, the inflation rate was 1.8%. Therefore, monetary correction was not applied in 1998.

For 1999, the annual inflation rate was 20.1%, which was considered to have a material effect on the financial statements. Thus the financial statements of the Company for the period of three years ended December 31, 1999 were prepared using the integral restatement method, in order to express the balances of the Company in currency of constant purchasing power of December 31, 1999.


The principal criteria adopted to prepare the fully indexed consolidated financial statements are in conformity with the accounting records of Tele Centro Oeste Celular and its subsidiaries, which observe the accounting practices mentioned in Note 3, as follows:

I.  INFLATION INDEX

The consolidated financial statements as of December 31, 1997, 1998 and 1999, were prepared on a fully indexed basis to recognize the effects in the purchasing power of the Brazilian currency during the periods presented and expressed in currency of constant purchasing power of December 31, 1999 by using the monthly average values of the INDICE GERAL DE PRECOS-MERCADO (the General Prices Index-Market or the "IGP-M") of the FUNDACAO GETULIO VARGAS. Inflation for the three year period ended December 31, 1999, as measured by the IGP-M, was as follows:


PERIOD                                               ANNUAL INFLATION (%)
------                                               --------------------
Year ended December 31, 1997........................         7.7
Year ended December 31, 1998........................         1.8
Year ended December 31, 1999........................        20.1

II. Considering the low level of inflation in 1998, the Company considered the variation of the IGP-M in 1998 equal to 0% for purposes of applying the constant currency method. Management believes that applying the variation of 1,8 % would not be material to the Company's financial statements.

III.  CONSOLIDATED STATEMENTS OF REVENUES AND EXPENSES AT DECEMBER 31, 1997

Items in the consolidated statements of revenues and expenses are adjusted by:

o allocating inflationary gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

o allocating inflationary gains or losses on other monetary assets and liabilities to their corresponding interest or expense captions. Amounts without a corresponding income or expense caption were allocated to "Other net operating income."

IV.   DEFERRED INCOME TAX EFFECTS OF INDEXATION ADJUSTMENTS IN 1997 AND 1999

As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and most fiscal purposes as from January 1, 1996, the indexation of assets and liabilities for financial reporting purposes at December 31, 1997 and 1999 is not permitted for tax purposes. Accordingly, a deferred tax liability arises from the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to the additional deferred tax liability of R$ 20,081 in 1997 and R$ 42,338 in 1999, were recorded directly against divisional equity and shareholders' equity, respectively. The tax effect of depreciation and disposals relating to the base differences (reversal of the charge) in the amount of R$ 8,253 was credited to the income and social contribution taxes in the consolidated statement of income in 1999 (R$ 7,559 in 1998).

V. THE RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY BALANCES BETWEEN CORPORATE LAW AND TOTAL RESTATEMENT IS AS FOLLOWS:


                                       NET INCOME      SHAREHOLDERS' EQUITY
                                   -----------------------------------------
                                     1998      1999       1998      1999
                                   -----------------------------------------
CORPORATE LAW                       153,293   107,293   681,996   1,014,492
Restatement   of   net   permanent
assets                               (9,568)  (14,321)   78,174     181,104
Tax effects                           7,559      8,253  (25,797)    (63,992)

Minority interests                      286   (10,649)   (7,566)    (12,361)
                                   -----------------------------------------
IN CONSTANT CURRENCY                151,570    90,574   726,807   1,119,243
                                   =========================================

D.  DIVISIONAL EQUITY

As discussed in Note 1, the Companies were formed as a result of the specific identifications and spin-off of assets, liabilities and revenues and expenses comprising the cellular telecommunications businesses of Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia. Since Tele Centro Oeste Celular Participacoes S.A. did not exist prior to January 1, 1998 no individual capital structure was maintained. Consequently, the net assets contributions have been shown as "divisional equity" in the accompanying consolidated financial statements. Additionally, a consolidated statement of changes in divisional equity has been provided, which show the changes in the divisional equity for the period presented.

E.  CONSOLIDATED STATEMENTS OF NET INTERDIVISIONAL CASH FLOWS

Because it was not possible to segregate the cash balances for the cellular telecommunications businesses prior to December 31, 1997 a traditional statement of cash flows could not be prepared for 1997. In lieu of detailing the beginning and ending cash and cash equivalent balances, and the net change in cash and cash equivalents between years, the net cash transferred to/from the fixed line telephone businesses of Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia has been presented as "Net interdivisional cash distribution" in the consolidated statement of net interdivisional cash distribution.

At December 31, 1997 cash and cash equivalents of R$ 47,208 were allocated from the fixed line businesses to form the working capital of the cellular businesses.

F.  CONSOLIDATION PRINCIPLES

The consolidated financial statements include the financial records of the Holding Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

3.  SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

A.  CASH AND CASH EQUIVALENTS

Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less.

B.  TRADE ACCOUNTS RECEIVABLE

Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced.

C.  ALLOWANCE FOR DOUBTFUL ACCOUNTS

An allowance was made for trade accounts receivable for which recoverability is considered improbable.

D.  FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized as translation gains/losses in the consolidated statement of income.

E.  INVENTORIES

Inventories are stated at average acquisition cost, not exceeding replacement cost.

Inventories are segregated in plant expansion, maintenance and prepaid resale. Inventories for expansion are classified in construction in progress and maintenance and resale inventories are classified in current assets.

F.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at average acquisition or construction cost, monetarily corrected to December 31, 1999, less accumulated depreciation.

The operation right (concession - area 8) of the Band B cellular service related to subsidiary Norte Brasil Telecom S.A. was recorded at its acquisition cost.

Up to December 31, 1998, in conformity with the norms applicable to concessionaires of telecommunication public services, annual interest of 12% was applied monthly on total capital invested in construction in progress to the date of placement in service. The interest was charged to capital reserve. As from January 1, 1999, this practice is not required anymore and CVM Instruction No. 193/96 became to be used (interest capitalization). In 1999, the Company did not capitalize interest attributable to construction-in-progress

The materials for plant expansion are stated at average acquisition cost.

Maintenance and repair expenses representing improvements (increase of installed capacity or useful life) are capitalized, while the remaining are charged to operating results following the accrual method.

Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets. In 1999, the depreciation rates of transmission equipment were changed from 10% to 14.29% and commuting equipment from 7.69% to 10%, to better reflect the term of their economic benefit. The principal depreciation rates are shown in note 16 (b).

G.  DEFERRED CHARGES

PREOPERATING EXPENDITURES

Income and expenses incurred during the preoperating period of subsidiary Norte Brasil Telecom S.A. are charged to deferred charges.

Deferred charges were not amortized during 1999, since the subsidiary Norte Brasil Telecom S.A. is in its preoperating phase, as commented in Note 1.

PREMIUM IN THE MERGER OF COVERAGE PARTICIPACOES S.A.

On December 14, 1999, the Company's parent company Coverage Participacoes S.A. was merged into the Company with the purpose of obtaining the tax benefit of premium amortization in the amount of R$ 322,674, which will be amortized over a 5-year period as commented in Note 32.

H.  VACATION PAY ACCRUAL

Cumulative vacation pay due to employees is accrued as earned.

I.  INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes are recorded on the accrual basis and calculated in accordance with the legislation in force. Deferred income taxes are recognized on timing differences and calculated at the foreseen rates of their realization or liquidation.

As described in Note 2 (c) (iv), the expense related to the effects of deferred taxes from indexation adjustments for 1997 and 1999 are recorded directly against divisional equity and shareholders' equity, respectively.

J.  PROVISION FOR CONTINGENCIES

The provision for contingencies was made based on the estimate of Company legal advisors on judicial proceedings in process.

K.  NET FINANCIAL RESULT

The net financial result represents interest and monetary variations resulting from financial investments and loans and financing obtained and conceded. Interest charged on own capital compose the balance of these accounts. In compliance with the tax legislation, the interest is recorded as financial expenses and for financial statement purposes is considered as appropriation of income in accordance with CVM Deliberation No. 207 of December 12, 1996.

L.  PENSION PLAN

The Company and its subsidiaries, except Norte Brasil Telecom S.A., participate in a multi-employer plan that provides pension and other post-retirement benefits for its employees. Current costs are determined as the amount of required contribution for the period and are recorded on the accrual basis.

M.  EARNINGS PER THOUSAND-SHARE LOT

The information relating to earnings per thousand-share lot was only presented in 1998 and 1999 as the capital structure of Tele Centro Oeste Celular Participacoes S.A. was not yet in place at December 31, 1997. In 1998 and 1999, earnings per thousand-share lot were calculated based on the number of outstanding shares at the date of the corresponding balance sheet.

N.  SEGMENT INFORMATION

The Companies operate solely in one segment of local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Goias, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre and the Federal District. As of 2000, revenues will also be generated through the states of Maranhao, Para, Amapa, Roraima e Amazonas.

O.  USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Brazilian GAAP and US GAAP requires management to make estimates and assumptions related to assets, liabilities, revenues and expenses for the period being reported. Actual results could differ from those estimates.

P.  MINORITY INTERESTS

Minority interests refers to shareholders, other than Telebras, in the Companies in 1997 and shareholders of the Companies, except for the Holding Company, for the years ended December 31, 1998 and 1999.

4.  NET OPERATING REVENUE FROM CELLULAR TELECOMMUNICATIONS SERVICES

                                             1997        1998        1999
                                          ----------  ----------  ----------
Monthly subscription charges               169,790     176,313     192,233
Activation fees                             37,719      26,017       3,711
Usage charges                              312,401     345,954     335,815
Network usage charges                      129,668     170,695     179,241
Sale of cellular equipment/cards                 -           -      53,327
Other                                       10,623       7,722      13,590
                                          ----------  ----------  ----------
Total gross operating revenue              660,201     726,701     777,917
Taxes on gross revenue                    (133,840)   (146,987)   (171,597)
                                          ----------  ----------  ----------
Net operating revenue from cellular
telecommunication services                 526,361     579,714     606,320
                                          ==========  ==========  ==========

There are no customers who contribute more than 10% of gross operating revenues.

5.  COST OF SERVICES

                                             1997        1998        1999
                                          ----------  ----------  ----------
Depreciation and amortization               53,560      72,830     109,322
Personnel                                    4,661       7,536       8,152
Third party materials and services          69,090      65,094      71,756
Fixed-line network expenses                 72,632      63,905      25,462
Fistel fees                                 11,389      16,365      27,386
Cost of products sold                            -           -      46,309
Other                                        9,326      11,035       8,574
                                          ----------  ----------  ----------
                                           220,658     236,765     296,961
                                          ==========  ==========  ==========

6.  SELLING EXPENSES

                                             1997        1998        1999
                                          ----------  ----------  ----------
Personnel                                    5,287       6,409       8,927
Material                                       210         438         778
Third party services                        16,521      34,943      38,998
Rent/leasing/insurance                         640         694       1,140
Depreciation and amortization                  108          76          32
Taxes, rates and contributions                   -           4          86
Allowance for doubtful accounts             25,853      (1,366)      5,224
Net losses on trade accounts receivable     10,559      48,926      52,636
Other materials                                 13           -          37
                                          ----------  ----------  ----------
                                            59,191      90,124     107,858
                                          ==========  ==========  ==========

7.  OTHER NET OPERATING INCOME (EXPENSE)

                                             1997        1998        1999
                                          ----------  ----------  ----------
Research and development                    (2,691)     (2,158)       (763)
Taxes (except income tax)                     (205)       (591)     (9,536)
Contingencies                                 (731)     (3,373)     (1,199)
Fines and expenses recovered                 5,310       4,719       2,880
Inflationary gains (losses)                  2,587           -           -
Amortization of the premium - Coverage           -           -      (5,378)
Participacoes S.A.
Tax incentives                                   -           -       3,884
Other                                           68         536      (2,639)
                                          ----------  ----------  ----------
                                              4,338       (867)    (12,751)
                                          ==========  ==========  ==========

8.  NET INTEREST EXPENSE

                                                         1998        1999
                                                      ----------  ----------
Interest revenue                                         29,282      38,953
Interest expense                                         (8,803)    (34,175)
Interest on own capital                                 (83,445)    (48,696)
Net exchange/ monetary variations                          (435)        590
                                                       ----------  ---------
                                                        (63,401)    (43,328)
                                                       ==========  ==========

9.  NET NON-OPERATING INCOME (EXPENSES)

                                             1997        1998        1999
                                          ----------  ----------  ----------
Interest on construction-in-progress         1,206       1,238           -
Non-operating financial expenses            (1,206)     (1,238)          -
Loss on the realization of property,             -        (976)     (5,585)
plant and equipment
Provision for losses on the realization
of property, plant and equipment                 -     (17,831)          -
Other non-operating income (expenses)          (60)         94          78
                                          ----------  ----------  ----------
                                               (60)    (18,713)     (5,507)
                                          ==========  ==========  ==========

10.   INCOME AND SOCIAL CONTRIBUTION TAXES

In 1997 and 1998 the income tax rate was 25% and 8% for social contribution tax. From May 1, 1999 the rate of social contribution tax on income changed from 8% to 12%. Deferred taxes are provided for based on temporary differences.

At December 31, 1997, income tax and social contribution expenses have not been included in the consolidated demonstrations of operations because certain financial and other revenues/(expenses) of the cellular business were neither identified nor segregated from Telegoias, Telems, Telemat, Teleron Teleacre e Telebrasilia, which resulted in an incomplete presentation of income before tax.

INCOME TAXES ARE AS FOLLOWS:

                                                         1998        1999
                                                      ----------  ----------
Social contribution tax on income                       10,862       5,338
Income tax                                              33,264      30,070
Deferred taxes                                          (7,559)     (8,253)
                                                      ----------  ----------
                                                        36,567      27,155
                                                      ==========  ==========

The  table  below  is  a  reconciliation  of  tax  expense   recognized  in  the
consolidated income statement and the amount calculated in accordance with the legislation in force:

                                                         1998        1999
                                                      ----------------------
Consolidated income before minority interest,
income taxes and reversal of interest on own
capital                                                126,589      87,773
Social contribution tax                                 10,127       9,304
Income tax                                              31,647      21,943
                                                      ----------------------
Total income taxes                                      41,774      31,247
Effect of permanent differences                         (5,207)     (4,092)
                                                      ----------------------
Total income taxes on income statement                  36,567      27,155

                                                      ======================

11. CASH FLOW INFORMATION

                                             1997        1998        1999
                                          ----------  ----------  ----------
Interest paid                                5,764       2,425         487
Cash paid against provisions for                13         330          84
contingencies
Income tax and social contribution paid          -      38,079      19,310
Paid concession                                  -      14,329      17,473


12. CASH AND CASH EQUIVALENTS

At December 31, 1998 and 1999, cash equivalents mainly comprise fixed income short-term investments.

13. TRADE ACCOUNTS RECEIVABLE, NET

                                                         1998        1999
                                                      ----------  ----------
Accrued amounts                                         36,357      48,185
Billed amounts                                         115,593     135,796
Allowance for doubtful accounts                        (25,484)    (26,408)
                                                      ----------  ----------
                                                       126,466     157,573
                                                      ==========  =========

The changes in the allowance for doubtful accounts are as follows:

                                             1997        1998        1999
                                          ----------  ----------  ----------
Initial balance                              1,475      26,850      25,484
Provision charged to selling                36,412      47,887      68,359
expense
Write-offs                                 (11,037)    (49,253)    (67,435)
                                          ----------  ----------  ----------
Ending balance                              26,850      25,484      26,408
                                          ==========  ==========  ==========

14. DEFERRED INCOME AND RECOVERABLE TAXES

                                                         1998        1999
                                                      ----------  ----------
Recoverable income tax                                  14,012      26,301
Recoverable social contribution tax                      1,851       9,733
Deferred income and social contribution taxes           16,539      11,697
Recoverable ICMS tax                                         -       9,555
Other recoverable taxes                                     39       1,329
                                                      ----------  ----------
Total                                                   32,441      58,615
                                                      ==========  ==========

Short-term                                              32,280      58,054
Long-term                                                  161         561


15. OTHER ASSETS

                                                         1998        1999
                                                      ----------  ----------
Amounts in litigation                                    3,798       4,296
Balance from transactions with fixed-line                3,574           -
companies
Tax incentives                                               -       3,912
Other                                                    2,081      10,545
                                                      ----------  ----------
                                                         9,453      18,753
                                                      ==========  ==========

Short-term                                               7,847      14,691
Long-term                                                1,606       4,062

16. PROPERTY, PLANT AND EQUIPMENT, NET

A)  COMPOSITION

                                                         1998        1999
                                                      ----------  ----------
Construction in progress                                160,179     113,984
Automatic switching equipment                            96,375     153,855
Transmission and other equipment                        616,306     749,117
Land                                                      3,852       4,207
Buildings                                                28,748      29,098
Computer equipment                                        3,719      10,361
Exploration right (concession)                           36,360      77,354
Other assets                                             61,516      49,950
                                                      ----------  ----------
Total cost                                            1,007,055   1,187,926
Accumulated depreciation                               (211,923)   (283,411)
                                                      ----------  ----------
                                                        795,132     904,515
                                                      ==========  ==========

B)  DEPRECIATION RATES

Depreciation rates applied to property, plant and equipment are as follows:

                                                                %
                                                  ------------------------------
                                                        1998            1999
                                                  -------------    -------------
  Automatic switching equipment                       7.69            10.00
  Transmission and other equipment                   10.00            14.29
  Buildings                                           4.00             4.00
  Other assets (excluding land)                   5.00 to 20.00    5.00 to 20.00

C)  RENTAL

The Companies rent equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements are as follows:

                                             1997        1998        1999
                                          ----------  ----------  ----------
Rental expenses                             10,212      12,283      11,378


Rental commitments relate primarily to facilities where the future minimum rental payments under leases with remaining non-cancelable terms in excess of one year are:

                                                       1999
                                                     --------
                                      2000            12,737
                                      2001            13,110
                                      2002            13,905
                                      2003            14,748
                                      2004            14,748
                                      2005            14,748
                                                     --------
                                      Total           83,996
                                                     ========

17. DEFERRED CHARGES, NET

                                                         1998        1999
                                                      ----------------------
Premium - Coverage Participacoes S.A.                        -     322,674
Premium amortization                                         -      (5,378)
Preoperating expenses - NBT                                  -      29,142
Other                                                       23          17
                                                      ----------------------
Total                                                       23     346,455
                                                      ======================

18. PAYROLL AND RELATED ACCRUALS

                                                         1998        1999
                                                      ----------  ----------
Salaries and wages                                         942       1,581
Social charges                                           2,939       3,472
Accrued benefits                                         1,166         619
                                                      ----------  ----------
                                                         5,047       5,672
                                                      ==========  ==========


19. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                         1998        1999
                                                      ----------  ----------
Suppliers                                               37,674      86,911
Consignment on behalf of third parties                  16,155      10,199
Other accounts                                           2,629           5
                                                      ----------  ----------
Total                                                   56,458      97,115
                                                      ==========  ==========

Short-term                                              55,787      96,557
Long-term                                                  671         558

20.   INDIRECT TAXES

                                                         1998        1999
                                                      ----------  ----------
Value - added taxes                                     20,052     27,861
Fistel fees                                                170      14,250
Other taxes on operating revenues                        6,005       3,594
                                                      ----------  ----------
                                                        26,227     45,705
                                                      ==========  ==========

21.   DEFERRED INCOME AND TAXES PAYABLE

                                                         1998        1999
                                                      ----------  ----------
Income tax payable                                       1,262      4,360
Social contribution tax payable                          4,781      1,935
Deferred taxes - liability
     Difference IPC x BTNF - Law No. 8,200/91              545        432
     Effects of full monetary correction                25,798     63,992
     Other temporary differences                            17          -
                                                      ----------  ----------
                                                        26,360     64,424
                                                      ----------  ----------
                                                        32,403     70,719
                                                      ==========  ==========

Short-term                                               9,493     16,303
 Long-term                                              22,910     54,416

22.   PARTICIPATION IN RESULTS OF OPERATION

                                                         1998        1999
                                                      ----------  ----------
Interest on shareholders' equity of the year            83,405     44,619
Interest on shareholders' equity of the prior  year          -      6,556
Withholding tax on interest on shareholders' equity    (12,512)    (6,693)
Employees' profit sharing                                1,157      1,636
                                                      ----------  ----------
                                                        72,050     46,118
                                                      ==========  ==========

23.   LOANS AND FINANCING


                        Interest and indexation            Due date     1998     1999
                    ------------------------------------------------------------------
NATIONAL CURRENCY
BNDES               TJLP plus 7% annual interest           10/8/2000        -   66,425
TELEBRAS            IGP-M plus  6% annual interest            -        47,619   50,697
OTHER LOANS         Industrial products column 20 - FGV  2000 to 2008   3,545    1,713

Foreign currency
Equipment imports   U.S. dollar  exchange  variation
                    plus   Libor   and   2%   annual
                    interest                               4/28/2000        -    3,649
EXPORT  DEVELOPMENT U.S. dollar  exchange  variation
CORPORATION - EDC   plus  semester  Libor  and 3.90%
                    annual interest                       11/22/2005        -    8,326
                                                                    ------------------
                                                                       51,164  130,810
                                                                    ==================

Short-term                                                             20,437   91,521
Long-term                                                              30,726   39,289


Libor at December 31, 1999 was 6.5%. TJLP, IGP-M and Industrial Products Column 20-FGV, presented a variation of 12.5%, 20.1% and 7%, respectively in 1999.

Long-term payment schedule:

Due date            1999
------------------------
2001              26,010
2002               7,206
2003               1,875
2004               1,875
2005               1,873
2006                 209
2007                 209
2008                  32
               ---------
Total             39,289
               =========

The original loans from Telecomunicacoes Brasileiras S.A. - TELEBRAS which, according to Attachment II of the Spin-off Report of February 28, 1998, approved by the Shareholders Meeting of May 1998, should be charged to the respective Holding parent company of Telegoias Celular S.A. and Telebrasilia Celular S.A..

Based on the understanding that there have been errors in the allocation of the respective loans at the time of the spin-off, local Company management suspended the payment flow subsequent to the change of Company's control, subjecting from January 1999 the total debts owed by subsidiary companies to the IGP-M indexation plus 6% annual interest.

In June 1999, Tele Centro Oeste Celular Participacoes S.A (parent company) filed a legal action claiming the ownership of all assets related to these liabilities (loans and financing) plus accessories as well as compensation of installments paid.

The Company's lawyers believe that the chances of obtaining a favorable outcome are good in this case.

In November 1999, local Company management decided to transfer to the holding company - Tele Centro Oeste Celular Participacoes S.A. - the liability derived from the loan originally due to Telecomunicacoes Brasileiras S.A. - TELEBRAS, absorbed by the spin-off process.

24.   PROVISION FOR CONTINGENCIES

                                                         1998        1999
                                                      ----------  ----------
Tax claims                                               3,420       5,554
Labor claims                                               878         654
Civil claims                                               325         296
                                                      ----------  ----------
                                                         4,623       6,504
                                                      ==========  ==========

Short-term                                               4,134           -
Long-term                                                  489       6,504

CIVIL AND LABOR CLAIMS

The provision for labor and civil claims are management's estimates of the most probable losses in relation to various suits filed by current and former employees, suppliers, fiscal lawsuits and others.

POTENTIAL LITIGATION

Telebras, Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia, the legal predecessors of the Holding Company, and Telegoias Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Telebrasilia Celular S.A., respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia prior to the effective date of the spin-off of Telegoias', Telems', Telemat's, Teleron's, Teleacre's and Telebrasilia's cellular assets and liabilities to the Companies, will remain with Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia, except for those liabilities for which specific accounting provisions have been assigned to the Companies. Any claims against Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia that cannot be dealt with by Telegoias, Telems, Telemat, Teleron, Teleacre or Telebrasilia, have received assets which might have been used to settle those claims had they not been spun off from Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia.

Under the terms of the breakup of Telebras, liability for any claims resulting from actions taken by Telebras prior to the effective date of the breakup remains with Telebras, except for labor and tax claims (in which case Telebras and the new Holding Company are jointly and severally liable) and any liability for which specific accounting provisions have been assigned to the Holding
Company. Creditors of Telebras may question this allocation of liability. Management believes that the chances of any claims materializing and having a significantly adverse financial effect on the Companies and/or the Holding Company are remote, and therefore no provision has been made.

ICMS ON ACTIVATION FEES

On June 19, 1998 the Secretaries of the Treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law in order to expand the application of the Imposto sobre Circulacao de Mercadorias e Servicos (Value-Added Tax on Sales and Services - ICMS). This tax then covers not only telecommunications services, but also other services including the activation of cellular telephones, which were not previously subject to such tax and the ICMS tax may be applied retroactively for such services rendered during the last five years.

The Company believes that the attempt by the state Treasury Secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state Secretaries acted beyond the scope of their authority; (ii) their interpretation would subject to taxation certain services which cannot be considered telecommunications services; and (iii) new taxes may not be applied retroactively. In addition, the Company believes that Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia, the legal predecessors of the Company, would be liable for any payments made in connection with any claim resulting from the retroactive application of the ICMS tax on activation fees for periods prior to 1998. No provision for such taxes has been made in the accompanying consolidated financial statements, since the Company does not believe it is probable that such taxes will be payable for services rendered during the last five years.

There can be no assurance that the Company will prevail in its position to regard the new interpretation by the state treasury secretaries as unlawful. If the ICMS tax were applied retroactively to activation fees earned during the past five years, it would generate a maximum liability estimated at R$77,300. If the ICMS tax were applied retroactively to activation fees earned by the Company's subsidiaries since its onset on January 5, 1998, it could have a material negative impact not only on the financial condition of the Company, but also on the results of its operations after January 5, 1998.

25.   PENSION PLAN

The Company and its subsidiaries, except for Norte Brasil Telecom S.A., participate in a multi-employer defined benefit pension plan and in other post-retirement benefit plans managed by the FUNDACAO TELEBRAS DE SEGURIDADE SOCIAL ("Sistel").

Approximately 90% of the Companies' employees are covered by these plans. The Companies contributed with and charged to their expense accounts R$1,207, R$1,826 and R$ 2,136 for their pension funds during 1997, 1998 and 1999, respectively. The Companies notified Sistel of their intention to withdraw from the portion of the pension plan covering its active employees. The post-retirement health care plan and the pension plan for inactive employees will remain as a multi-employer plan.

The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees, the initial annuity payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the supplementary annuity, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

Contributions to the plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. These studies are revised periodically, in order to identify whether adjustments made to contributions are necessary. An overall summary of the Sistel plan, compliant with accounting principles generally accepted in Brazil, is presented below:

                                                         1998        1999
                                                      ----------  ----------

Accumulated pension and other post-retirement          4,341,826   4,311,895
benefit obligations
Other obligations                                        375,710   2,052,236
                                                      ----------  ----------
Total obligations                                      4,717,536   6,364,131
                                                      ==========  ==========
Combined plan assets:
Financial market                                       2,958,960   3,685,233
Stocks and shares                                      2,013,000   2,911,487
Investment properties                                    473,858     423,899
Loans to beneficiaries                                   139,141      89,413
Other investments                                         57,077      44,104
                                                      ----------  ----------
Total plan assets                                      5,642,036   7,154,136
                                                      ----------  ----------
Excess of total plan assets over total obligations       924,500     790,005
                                                      ==========  ==========

26.   SHAREHOLDERS' EQUITY

INCORPORATION OF TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

On May 22, 1998 the shareholders of Telebras approved Telebras' division into the New Holding Companies using a procedure under Brazilian corporate law called a CISAO, whereby existing shareholders received shares, in the New Holding Companies in proportion to their holdings in Telebras. The New Holding Companies contain the assets and liabilities previously recorded in the accounts of Telebras, except for the following items which will remain in the books of Telebras and not be allocated to the New Holding Companies:

o approximately R$117,698 of net assets which have been attributed to a newly constituted research foundation that will take over the activities previously performed by the Telebras Campinas Research and Development Center; and,


o approximately R$444,370 of net assets that will provide the funds required to liquidate Telebras, including approximately R$158,532 of retroactive dividends to be paid to the holders of new shares issued in April 1998, as a result of the resolution of the dispute over the capital increase of 1990, approximately R$60,050 of indemnity payments to employees and approximately R$104,487 of expenses arising out of the privatization process.


In addition to approving the allocation of assets and liabilities to the New Holding Companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company, which included the allocation of a portion of the retained earnings. Consequently, the amounts of the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities for the formation of Tele Centro Oeste Celular Participacoes S.A. were established. After Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay dividends on its 1997 earnings and in settlement of dividends as a result of settlement of the 1990 disputed share increase, Telebras allocated to each New Holding Company the balance of its retained earnings in proportion to the allocated total net assets. This value of allocated retained earnings does not represent the historical retained earnings of the holding companies. The assets which were spun-off from Telebras, in addition to its investment in the operating subsidiaries, resulted in an increase of R$19,281 in relation to the Company's historical divisional equity. These values are shown in the "Spin-off from Telebras" column in the following table. The first column summarizes the December 31, 1997 consolidated historical balances of the Companies, and the "Holding Company Consolidated Statement" column summarizes the consolidated balance sheet of Tele Centro Oeste Celular Participacoes S.A. after the spin-off.

As a result of the legal structure of the spin-off and as allowed under Brazilian GAAP, a company formed as a result of a cisao will have such retained earnings in its balance sheet as the parent company shareholders' resolution adopting the cisao allocates from the parent company to the new company. Accordingly, upon formation, Tele Centro Oeste Celular Participacoes S.A.'s legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998 so that its shareholders' equity of R$637,253 includes retained earnings of R$406,584. The allocated retained earnings and future gains will be the basis from which future dividends will be payable.

The "Adjustments and Eliminations" columns includes (i) the elimination of the Telebras investment in the Companies and (ii) the elimination of intercompany loans, payable and receivables.


                                                               Adjustments
                           December 31, 1997   Spin-off from       and       Consolidated
                          Historical balances    Telebras      eliminations    Holding
                          -------------------  -------------   ------------  ------------
Assets:
Cash and cash equivalents         47,208           18,666               -         65,874
Intercompany receivables               -              396            (396)             -
Other current assets              85,939                -               -         85,939
Total current assets             133,147           19,062            (396)       151,813
Intercompany receivables               -              219            (219)             -
                          -------------------  -------------   ------------  ------------
Other noncurrent assets            1,674                -               -          1,674
Investments in
 subsidiaries                          -          617,972        (617,972)             -
Property, plant and
 equipment, net                  693,935                -               -        693,935
                          -------------------  -------------   ------------  ------------
Total permanent assets           693,935          617,972        (617,972)       693,935
Total assets                     828,756          637,253        (618,587)       847,422
                          ===================  =============   ============  ============

Liabilities:
Total current liabilities         37,831                -            (396)        37,435
                          -------------------  -------------   ------------  ------------
Loans and financing               36,438                             (219)        36,219
Other                             32,419                -               -         32,419
                          -------------------  -------------   ------------  ------------
Total noncurrent                  68,857                -            (219)        68,638
 liabilities

Minority interests               104,095                -               -        104,095
                          -------------------  -------------   ------------  ------------
Divisional equity                617,972                -        (617,972)             -
Capital                                -          182,640               -        182,640
Capital reserves                       -           48,029               -         48,029
Retained earnings                      -          406,584               -        406,584
Total shareholders'
 equity                          617,972          637,253        (617,972)       637,253
                          -------------------  -------------   ------------  ------------
Total liabilities and
 shareholders' equity            828,756          637,253        (618,587)       847,422
                          ===================  =============   ============  ============

The formation of the Holding Company and of Telegoias Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Telebrasilia Celular S.A. has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. Brazilian corporate and tax law allows state controlled companies that are participating in the government's privatization program a three month delay between the accounting base date for a spin-off and the date on which the shareholders' meeting approves the spin-off, including the related accounting basis for the net assets spun off. Furthermore, as allowed by Brazilian corporate law, the amount shown in the "Spin off from Telebras" column as "Investment in subsidiaries" was determined based on the balance sheets of those subsidiaries as of December 31, 1997. As a result, the consolidated financial statements of the Holding Company will include the results of operations and changes in financial condition of the subsidiaries from January 1, 1998 and the effects of the cash allocated from Telebras as of March 1, 1998.

Besides approving the allocation of assets and liabilities to the New Holding Companies, the shareholders also approved a specific structure for the net equity of each new holding company in the same Assembly held on May 22, 1998. Therefore, not only the value of the opening balance of capital was established, but also the reserves and the accrued profits, as well as the respective assets and liabilities for the constitution of the Tele Centro Oeste Celular Participacoes S.A..

Consequent to the legal structuring of the spin-off process, the Tele Centro Oeste Celular Participacoes S.A. incorporated, at the moment of its constitution, a net equity value of R$ 590,719. This included accrued profits of R$ 114,280 and the results of the months of January and February, 1998: R$ 1,619.

However, the Company's Administration understands that due to an error made during the deliberations carried out during the above mentioned Assembly, the loans cited under Note 23 with their controlled companies Telebrasilia Celular and Telegoias Celular, were not allocated as the Company's assets. Such loans total R$ 48,351 according to the criteria established for the segregation of assets and liabilities provided by Attachment II of the Spin-Off Report, issued on February 28, 1998 by a specialized company and approved by the May 22 Assembly as Attachment III.

Administration also understands that the above mentioned error resulted from the fact that the records used by that specialized company do not reflect the segregation of the loans of this fixed-line system company with the cellular telephone Companies, as evident in applicable support documentation.

The company submitted the question to a Commercial and Corporate Law specialist, who acknowledged that the spin-off of the Telecomunicacoes Brasileiras S.A. - TELEBRAS, did not follow the justified means, thus harming the company it had just created.

Below are the effects of the Net Equity of the Tele Centro Oeste Celular Participacoes S.A., in case the above mentioned loans are added to the assets of this Holding Company.


                                           1998       1999
                                        -----------------------
Net Shareholder's Equity                 726,807    1,119,243
(+) Controlled Companies' loans           48,351       48,351
(+) Appropriation  of  net  financial
     charges and taxes                     4,310        7,292
(=) Net Shareholders' equity             779,468    1,174,886

a)  Capital

The authorized capital at December 31, 1999 and 1998 is 700,000,000 thousand shares.

The capital of R$ 351,850 at December 31, 1999 (R$ 230,666 in 1998), subscribed and paid-in, consists of 364,399,028,000 shares with no par value, distributed as follows (in thousands):


                                                   31/12/98        31/12/99
                                                --------------  --------------
Common shares                                     124,369,031     124,369,031
Preferred shares                                  210,029,997     240,029,997
   Total                                          334,399,028     364,399,028
Book value per thousand shares - Corporate          2.0394685        2.784472
 law (in R$)

The capital stock of Tele Centro Oeste Celular Participacoes S.A. is comprised of preferred shares and common shares, all without par value. At May 22, 1998, there were 210,029,997 thousand outstanding preferred shares (inclusive of

13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras as discussed below) and 124,351,903 thousand outstanding common shares (net of 17,128 thousand shares of treasury).

The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, non-cumulative dividend of 6% per year and to priority over the common shares in the case of liquidation of Tele Centro Oeste Celular Participacoes S.A..

Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

On June 7, 1990, the Board of Directors of Telebras authorized an increase in Telebras share capital by public offer. During the offer period the CVM initiated an investigation as to whether Brazilian securities law and regulations regarding the correct pricing of the new shares issued had been violated, because the shares were issued at a discount to equity value per share. After its investigation the CVM notified the Federal Prosecutor's Office that it believed no violation occurred since the price was established in line with market prices for Telebras' shares traded on the Brazilian stock exchanges. Nevertheless, the Federal Prosecutor decided to pursue the issue through judicial channels. In April 1998, resolution was reached on the disputed
Telebras capital increase of 1990. In connection with the resolution Telebras issued 13,718,350 thousand shares of preferred stock.

Through an Extraordinary Shareholders Meeting at Tele Centro Oeste Celular Participacoes S.A. held on April 30, 1999, the capital increase was approved through the incorporation of retained earnings in the amount of R$ 63,232 without the issuing of new shares, under the terms of Article 169, Paragraph I of Law No. 6,404/76 and Article 6 of the Social Statute. Therefore, the value of the Company's subscribed and paid-in capital became R$ 293,898.

The Extraordinary Shareholders Meeting of Tele Centro Oeste Celular Participacoes S.A. held on May 27, 1999 approved, and the Administration Council of July 20, 1999 confirmed, the Company's capital increase of R$ 57,952 through the issuing of 30,000,000,000 (thirty billion) preferred shares, through private subscription and cash payment on the subscription date, resulting in subscribed and paid-in capital of R$ 351,850.

b)  Income reserves

Legal reserve

Tele Centro Oeste Celular Participacoes S.A. is obliged by Corporate Law to direct 5% of its annual profit to the Legal Reserve until this reserve corresponds to 20% of the Company's realized Capital, or 30% of the Company's Capital added to the capital reserves. After these limits, the allocation to these reserves is no longer mandatory. The legal reserve can only be used to increase the Company's Capital and to absorb losses.

LONG TERM REVENUE RESERVE

Represents earned but unrealized revenues resulting from the balance of the adjustments of the investments valued using the equity method of accounting. The reserve is realized when dividends or interest on shareholders' equity are received, and other events, according to CVM policies. The realization of reserves is reversed to retained earnings.

Movement of unearned income reserve:


                                                    1998         1999
                                                -------------------------
Income reserve                                     232,135     150,022
Reversal                                          (232,135)   (150,022)
Constitution                                       150,022     101,929
                                                -------------------------
            BALANCE AT DECEMBER 31                 150,022     101,929
                                                =========================

c)  Dividends/interest on own capital

Pursuant to its by-laws, Tele Centro Oeste Celular Participacoes S.A. is required to distribute as dividends in respect of each fiscal year ending December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date. The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

For the purposes of the Brazilian Corporation Law, and in accordance with Tele Centro Oeste Celular Participacoes S.A.'s by-laws, the "Adjusted Net Income" is an amount equal to Tele Centro Oeste Celular Participacoes S.A.'s net profits adjusted to reflect allocations to or from (i) the statutory reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

In 1999 the Administration Council decided to distribute interest on shareholders' equity to its shareholders in the amount of R$36,500, from which R$31,229 was calculated to the priority value for preferred shares and to mandatory dividends.


                                                      1998        1999
                                                   ----------  ----------
Year's Net Profit                                    151,570      90,574
(+) Reversal of long term revenue reserve            232,135     150,022
(-) Long term revenue reserve                       (150,022)   (101,929)
(-) Legal reserve                                     (8,179)     (5,364)
(+) Adjustment to determine the Corporate
     Legislation calculation basis                    11,999       8,389
                                                   ----------  ----------
(=) Adjusted Net Profit                              237,503     124,914
     Mandatory Dividends (25%)                        59,376      31,229
                                                   ==========  ==========

As proposal by management, interest on capital was recognized as of December 31, 1998 and 1999, and was treated as dividends, pursuant to art. 9 of Law 9249/95, net of withholding income tax, after approval at the shareholders' annual meeting.

d)  Retained earnings

The remaining balance of retained earnings, pursuant to Article 202 of Law No. 6,404/76, in the amount of R$ 315,539 at December 31, 1999 (R$ 324,306 in 1998),
will be used for future investments according to the capital budget to be presented at the Shareholders Meeting.

27.   TRANSACTIONS WITH RELATED PARTIES

Before August 4, 1997, the Company was controlled by the Brazilian Federal Government through Telebras. This originated the transactions with related parties described below and disclosed in the profit and loss account.

Before August 4, 1997, the main transactions with related parties were effected with the Empresa Brasileira de Telecomunicacoes S.A. ("Embratel"), a subsidiary of Telebras, regarding long-distance cellular telecommunication, besides Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia in using the respective telecommunications network. The Companies are responsible for billing cellular subscribers for long-distance calls and collecting payments owed to other cellular and fixed-line carriers. The collection for outgoing calls is the responsibility of the Companies and the collection for incoming calls is the responsibility of the originating telephone company. After the collection cycle is complete, the Companies and the regional fixed-line and cellular companies jointly reconcile the amounts collected against the amounts, if any, transferred to each party, and pay the net amounts outstanding to the appropriate parties, including the long-distance portion of the charges to Embratel.

Until the breakup of Telebras, Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia and the other companies of the Telebras System, each contributed to the Research and Development Center operated by Telebras (CENTRO DE PESQUISA E DESENVOLVIMENTO DA TELEBRAS).

Following the breakup of Telebras, the Research and Development Center became a private, independently administered foundation financed by contributions from the New Holding Companies resulting from the breakup. Pursuant to a three year contract signed in May 1998 between the foundation and the Companies, the Companies are obligated to contribute with a maximum of R$2,133 to the research and development center during the three years ending May 2001. The current amount spent in a given year may be adjusted downward at the option of the foundation.

The Companies believe that except for interest income and the unallocated interest expense and taxes, all the costs of doing business are reflected in the consolidated financial statements and that no additional amounts should be added to the consolidated financial statements as a result of the cessation of the activities previously performed by Telebras.

Other related parties included until August 4, 1998 are Federal, State and Municipal Governments. Revenues from telephone calls made by government bodies and related organizations have not been included below because telephone users details are not recorded by the Companies.

A summary of the balances and transactions with these related parties is as follows:


                                                                 1997
                                                             -------------
Current assets:
    Accounts receivable from third parties, net                   3,257
Current liabilities:
    Loans and financing                                          11,491
    Other liabilities                                             2,616
Long term obligations:
    Loans and financing                                          36,438

Net operating income resulting from cellular services           132,605
Cost of services rendered                                       146,162
Operating expenses                                               53,255
Financial expenses                                                4,473

28.   INSURANCE

At December 31, 1999, in the opinion of management, all significant and high risk assets and obligations were insured.

29.   FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Estimated fair values of the Companies' financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange.

The fair value information as of December 31, 1998 and 1999 presented below is based on pertinent information available to management as of those dates.

Where there is no comparison between the equity value of a financial asset or liability item at market value, presumably there should be no significant differences between these amounts.


                                          1998                1999
                                    ---------------------------------------
                                       BOOK     FAIR      BOOK      FAIR
                                       Value    value     Value     value
                                    ---------------------------------------
Deferred tax liabilities              25,797    16,084    18,623    12,811
Loans                                 51,164    52,272   130,810   130,810


CASH, CASH EQUIVALENTS, CLIENT ACCOUNTS RECEIVABLE, OTHER CURRENT ASSETS, ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Cash, Cash equivalents, client accounts receivable, other current assets, accounts payable and accrued expenses represent a reasonable estimate of their fair market value. The cash equivalents are represented mainly by short term financial investments. The fair market values of such investments and other short term investments, as well as the bank deposits that do not meet the definition of short term investments were estimated using the rates currently offered for deposits with similar due dates.

DEFERRED TAX LIABILITIES

The fair market value of these instruments were calculated discounting their future cash flows using the Long Term Interest Rate, disclosed by the Brazilian Central Bank.

LOANS AND FINANCING

Interest rates currently available for the Companies when issuing debts with similar conditions were used in order to estimate the fair market value.

30. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP

The Companies' accounting policies comply with the "generally accepted accounting principles" in Brazil, the Brazilian "GAAP". The accounting principles and policies practiced in the United States of America ("US GAAP"), which differ significantly from the former, are described below.

A.  DIFFERENT CRITERIA FOR CAPITALIZING AND AMORTIZING CAPITALIZED INTEREST

Until December 31, 1993, capitalized interest was not added to the individual assets in property, plant and equipment; instead, it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their estimated useful lives. Also, under Brazilian GAAP, as applied to companies in the telecommunications industry up to December 31, 1998, interest attributable to construction-in-progress is computed at a rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to financial expenses based on actual interest costs; the balance relating to own capital being credited to capital reserves. As from January 1, 1999, this practice is not required anymore and CVM Instruction No. 193/96 became to be used. In 1999, the Company did not capitalize interest attributable to construction-in-progress.

Under US GAAP, in accordance with the provisions of the Statement of Financial Accounting Standard ("SFAS") No. 34 "Capitalization of Financial Costs", the interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gains associated with the borrowing and the foreign exchange gains and losses on foreign currency borrowings.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:


                                                     1997      1998     1999
                                                   -----------------------------

CAPITALIZED INTEREST DIFFERENCE
US GAAP  CAPITALIZED  INTEREST
   Interest which would have been capitalized
   and  credited  to  income  under  US  GAAP
   (where interest incurred on loans from the
   parent Company and from third-parties, net
   of  gains  and  losses  due  to   monetary
   variations,  except in years  where  total
   loans   exceeded    total    construction-
   in-progress,  when capitalized interest is
   reduced proportionally).                          6,151      3,419   3,373
INTEREST  CAPITALIZED  AND  CREDITED TO INCOME
MINUS  INTEREST  CAPITALIZED  UNDER  BRAZILIAN           -        214       -
GAAP:
                                                  ------------------------------
 Total                                               6,151      3,633   3,373
   Interest   capitalized   and   credited  to
   income   (up  to  the  limit  of   interest
   incurred on loans  obtained  for  financing
   capital  investments,   net  of  gains  and
   losses  resulting  from   currency/monetary
   variations)                                      (1,206)    (1,237)      -
   Interest capitalized and credited to
   reserves                                        (21,225)   (12,005)      -
                                                 -------------------------------
Total                                              (22,431)   (13,242)      -
 US GAAP difference                                (16,280)    (9,609)  3,373
                                                 ===============================

 AMORTIZATION    OF    CAPITALIZED    INTEREST
 DIFFERENCE
   Amortization under Brazilian GAAP                 3,119      6,405   5,787
   Minus the amortization under US GAAP
   Difference   -   accumulated   amortization      (1,115)   (1,765)  (1,823)
   credited to asset under US GAAP                    -       (80)       -
                                                 -------------------------------
US GAAP difference                                   2,004     4,560    3,964
                                                 ===============================

B.  PENSION AND OTHER POST-RETIREMENT BENEFITS

The Companies participate in multi-employer benefit plans (Sistel) and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. The provisions of the SFAS 87 - Employers' Accounting for Pensions were applied to calculate the funded status as of January 1, 1992 because applying them as of the date specified in the standard was not feasible. In December 1999, are agreement to withdraw from multi-employer pension plan was reached. See note 31.

C.  DISCLOSURE REQUIREMENTS

US GAAP disclosure requirements differ from the Brazilian ones. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US GAAP.

D.  INTEREST EXPENSE

Brazilian GAAP requires that interest be shown as part of the operating profit. Under US GAAP, interest expense would be shown after the operating profit and accrued interest would be included in accounts payable and accrued expenses.

E.  EMPLOYEES' PROFIT SHARE

Brazilian   GAAP  requires  that   employees'   profit  share  be  shown  as  an
appropriation of the net income for the year. Under the US GAAP, the employees' profit share would be included as an operating expense.

F.  PERMANENT ASSETS

Brazilian GAAP includes a class of assets called `permanent assets'. This is the collective name for all assets subject to indexation adjustments, according to Brazil's corporation law and the tax legislation. Under US GAAP, the assets in this classification would be noncurrent assets and property, plant and equipment.

Losses in reversals and provisions for losses in the recuperation of permanent assets in 1998 totaled R$ 976 and R$17,831, respectively. Such losses were included in non-operating expenses for Brazilian GAAP purposes. According to US GAAP, such profits and losses would alter the operating income.

G.  PRICE-LEVEL ADJUSTMENTS AND US GAAP PRESENTATION

The effects of price-level adjustments have not been eliminated from the reconciliation with US GAAP, nor are the monetary gains or losses associated with the various US GAAP adjustments identified separately, because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than the historical cost-based financial reporting for both Brazilian and US accounting purposes.

H.  ITEMS POSTED DIRECTLY TO STOCKHOLDERS' EQUITY

Under Brazilian GAAP, various items are posted directly to divisional equity, which under US GAAP would be posted to the consolidated statements of revenues and expenses. One example is capitalized interest. The posting of such items to divisional equity implies adjustments in the consolidated statement of changes in stockholders' equity. Since that the original postings to the equity accounts would, under US GAAP, be made directly to the consolidated statements of revenues and expenses, the adjustment is also included in the reconciliation of the net profit for US GAAP purposes.

I.  INCOME TAXES

The Company did not present its income tax up to December 31, 1997, since the consolidated financial statements do not include certain expenses and revenues, because non-specific cash and debts were not allocated from Telegoias, Telems, Telemat, Teleron, Teleacre and Telebrasilia. However, for Brazilian GAAP, the deferred tax charges relating to the deferred income tax effects of indexation adjustments for 1997 and 1999, are recorded directly against divisional equity and shareholders' equity, respectively. Under U.S. GAAP, for purposes of financial statements, the effects of the indexation adjustments made in 1997 and 1999 on the deferred income tax, would be charged to the income and social contribution taxes in the consolidated statement of income.

J.  EARNINGS PER SHARE

Earnings per share has not been presented for Brazilian GAAP for 1997, as the capital structure of the Holding Company was not in place at December 31, 1997. Earnings per share has not been presented for U.S. GAAP for 1997 as the statements of revenues and expenses exclude interest income, unallocated interest expense and income taxes as a result of specific cash and debt not being allocated from Telegoias, Telems, Telemat, Teleron, Teleacre e Telebrasilia.

In 1998 and 1999, the Brazilian GAAP computation of earnings per share is based on shares outstanding at year end, and does not distinguish between common and preferred shares. Under U.S. GAAP Statements of Financial Accounting Standards No. 128, "Earnings per Share", the computation is based on the average shares outstanding during the year.

K.  DEFERRED TAXES

The deferred income tax liability resulting from the indexation of permanent assets of R$20,081 in 1997 and R$ 42,338 in 1999 was charged directly to divisional equity and shareholders' equity, respectively in accordance with

Brazilian GAAP, whereas for U.S. GAAP the charge would be to income for the year. For 1998 and 1999, the deferred tax effect on realization of the indexation effects amounting R$7,559 and R$ 8,253 was charged directly to the income statement. Until 1997, the deferred tax effects of the above U.S. GAAP adjustment of R$ 4,794 in 1997 is not included in the reconciliation of income differences between U.S. and Brazilian GAAP and for 1998 and 1999 the tax effects amounting to R$6,496 and R$ 10,746 are included in the income statement.

L.  VALUATION OF LONG-LIVED ASSETS

For US GAAP, effective January 1, 1996, the Companies should adopt SFAS No 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." According to this standard, the Companies periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such revision. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard did not have a material effect on the Companies' results or financial condition.

M.  RETAINED EARNINGS

For Brazilian GAAP, a company formed as a result of a spin-off may have retained earnings in its balance-sheet if the parent company shareholders' resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under US GAAP, "retained earnings" allocated in the spin-off would not be considered historical retained earnings, since such amount would represent capital allocated from the parent company and would be described as "distributed capital." As a result of the May 22, 1998 spin-off, the Company was allocated distributed capital of R$ 406,586.

N.  REVENUE RECOGNITION

Until December 31, 1997, under both Brazilian and US GAAP, revenues from activation fees were recognized upon activation of each customer's services. Under US GAAP, effective as of January 1, 1998, net revenues from activation fees will be deferred and amortized over the estimated effective contract life.

O.  STOCK COMPENSATION

As part of the privatization of the Telebras System, the Federal Government offered Telebras System employees the right to purchase the Federal Government's entire holding of Telebras common and preferred shares of each of the twelve new holding companies formed as a result of the split of Telebras ("New Holding Companies") (representing 2.18% of the outstanding capital stock of Telebras and of each New Holding Company) at a price of R$83,09 per lot of 13,000 shares (each "lot" comprised of 1,000 preferred shares of each, Telebras and the twelve New Holding Companies). This price represents a 50% discount from the market price of 1,000 Telebras preferred shares at the time the Federal Government authorized the plan. Each employee had the right to purchase up to 144 lots of 13,000 preferred shares, to be allocated pro-rata if the shares were oversubscribed.

The Federal  Government  made 7.2 million lots available for sale, or 60% of the
12.1 million lots that would be taken up if each employee purchased the maximum allowed 144 lots. The period to sign up to purchase the shares ended on October 30, 1998. On August 4, 1998, date on which the offer to employees commenced and the measurement date for 60% of the shares, the market price of 1,000 Telebras shares was R$152,77. Under U.S. GAAP, the charge for the third quarter would have been approximately R$62,400, which represents share of the offer price/market price differential on 60% of the shares offered for which the measurement date was August 4, 1998. As of October 30, 1998, the original expiration of the program the Company's employees had subscribed to 92,692 lots. Pursuant to an extension, employees could rescind their subscriptions at any time prior to April 9, 1999 and shares relating to rescinded subscriptions were assigned to the remaining subscribers on a pro rata basis. The difference between the 60% of the shares recorded at December 1998 and the ultimate number of shares subscribed by the Company's employees was R$6,443.

Although the Federal Government, rather than the Company or Telebras, offered the shares to employees, under U.S. GAAP the deemed compensation amount is "pushed down" to each of the New Holding Companies in accordance with the number of shares purchased by each New Holding Company in accordance with the number of shares purchased by each New Holding Company and its subsidiaries employees.

P.  COSTS OF START-UP ACTIVITIES

According to the Brazilian GAAP, the deferment of start-up costs is possible and was recorded in relation to the start-up of the operations of Norte Brasil Telecom S.A.

In April 1998, the AICPA issue Statement of Position 98-5, "Reporting on the Costs of Start-up Activities". This statement became effective in 1999 and requires costs of start-up activities and organization cost to be expressed as incurred.

Thus, the adjustment of R$ 29,142 was recorded for US GAAP purposes.

Q.  PREMIUM - COVERAGE PARTICIPACOES S.A.

Adjustments made for US GAAP purposes as the premium computed at the merger of Coverage Participacoes S.A. On December 14, 1999 has not been realized yet.

The adjustments of R$ 322,674 and R$ 5,378 were recorded in the shareholders' equity and operating result respectively.

RECONCILIATION OF THE INCOME DIFFERENCES BETWEEN US AND BRAZILIAN GAAP

                                                   1997      1998      1999
                                               -------------------------------
Net income as reported....................        172,679    151,570   90,574
  Different criteria for determining:
    Capitalized interest..................        (16,280)    (9,609)   3,373
    Amortization of capitalized interest..          2,004      4,560    3,964
    Activation income deferral............              -    (26,017)  (3,682)
    Amortization of the activation income               -     11,500   17,268
     deferral.............................
    Stock compensation expense............              -     (1,627)       -
    Costs of start-up activities..........              -          -  (29,142)
    Premium amortization..................              -          -    5,378
    Pension benefits - SFAS 87
     Adjustments..........................              -          -  (26,861)
  Items posted directly to equity
Capitalized interest on construction in
  Progress................................         21,226     10,176        -
        Deferred Tax on full indexation...              -          -  (42,338)
  Effects of the above adjustments on
deferred taxes............................              -      6,496   10,746
  Effects of the above adjustments on
    minority shares.......................           (969)     2,107      352
                                               -------------------------------
US GAAP net income........................        178,660    149,156   29,632
                                               ===============================

RESULTS PER THOUSAND SHARES ACCORDING TO US
  GAAP
Common shares - basic and diluted                -           1.20          0.24
  Weighted average of outstanding common
    shares (thousands)                           -    124,369,031   124,369,031
Preferred shares - basic and diluted             -           0.71          0.12
Weighted average of current preferred shares
  (thousands)                                    -    210,029,997   240,029,997


RECONCILIATION  OF  THE  SHAREHOLDERS'   EQUITY  DIFFERENCES  BETWEEN  US  AND
BRAZILIAN GAAP

                                                           1998       1999
                                                        ----------------------
Shareholders' equity as reported ..................       726,807  1,119,243
   Different criteria for:
     Capitalized interest .........................       (60,194)   (56,821)
     Amortization of capitalized interest .........        10,188     14,152
     Activation income deferral ...................       (26,017)   (29,699)
     Amortization of the activation income
       deferral....................................        11,500     28,768
     Donations received ...........................          (118)      (118)
     Costs of start-up activities..................             -    (29,142)
     Premium - Coverage Participacoes
      S.A..........................................             -   (322,674)
     Premium amortization..........................             -      5,378
     Pension benefits - SFAS 87 adjustments........             -    (26,861)
     Effects of the above adjustments on deferred
       taxes.......................................         21,331     32,077
     Minority interests ...........................          6,588      6,236
                                                        ----------------------
Shareholders' equity according to US GAAP .........        689,733    740,891
                                                        ======================
Additional information:
   Total assets under US GAAP......................      1,084,747  1,297,440
                                                        ----------------------
   Property, plant and equipment...................        946,862  1,131,105
   Accumulated depreciation........................       (201,736)  (269,259)
                                                        ----------------------
   Net property, plant and equipment...............        745,126    861,846
                                                        ======================


STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP


Balance at December 31, 1997.......................            592,194
Telebras Spin-off..................................             19,281
Reversal of stock option plan accrual..............              1,627
Minority interest on reversal of stock option plan
 accrual...........................................               (234)
Net income.........................................            149,156
Dividends proposed.................................            (72,291)
                                                             -----------
Balance at December 31, 1998.......................            689,733
Capital increase with own resources................             57,952
Premium on issues of new shares....................                 74
Net income.........................................             29,632
Interest on own capital............................            (36,500)
                                                             -----------
Balance at December 31, 1999.......................            740,891
                                                             ===========


31.   ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

A.  PENSION PLAN

The Company and its subsidiaries, except for Norte Brasil Telecom S.A., participate in multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by SISTEL.

In December of 1999, the Company and the other companies which participate in the Sistel plan, reached an agreement to withdraw the active participants from the pension plan and establish a new plan for each of the companies. The parties have agreed to allocate the plan assets based on the proportional amount of liability as calculated under Brazilian accounting principles. The allocation of the initial transition obligation and unamortized gains and losses was based on the projected benefit obligation (PBO) of each individual sponsor divided by the total PBO of Sistel at December 31, 1999. The inactive employees of all the New Holding Companies which participated in the Sistel defined benefit pension plan will remain as part of the multi-employer plan in Sistel. The post-retirement benefit plans will also remain as a multi-employer plan, however, Sistel will no longer subsidize life insurance premiums for inactive (retired) employees.


Since withdrawal of the active participants from the plan was probable as of December 31, 1999, and the liability could be estimated, the Company has recorded under US GAAP a charge to net income in 1999 for the estimated liability for the active employees, which totaled R$26,861. Since the Company remains jointly and severally liable for the multi-employer portion of the plan, no amounts were recorded under those plans.


A summary of the liability as of December 31, 1999 for the Company's active employees defined benefit pension plan is as follows:


                                                                      1999
                                                                  -----------
    FUNDED STATUS:
       Accumulated benefit obligation:
          Vested........................................ .           1,121
          Non vested.....................................           21,854
                                                                  -----------
          Total..........................................           22,975
                                                                  ===========
       Projected benefit obligation......................           35,056
       Fair value of plan assets to be allocated to the
         Company.........................................          (17,518)
                                                                  -----------
         Projected obligation in excess of assets .......           17,538
         Unrecognized (gains) losses ....................           17,398
         Unrecognized net transition obligation .........           (8,075)
                                                                  -----------
       Accrued pension cost..............................           26,861
                                                                  ===========


A summary of the Sistel pension plan as of December 31, 1999 for the multi-employer portion (inactive employees pension plan) is as follows:

                                                                      1999
                                                                  -----------
    FUNDED STATUS:
       Accumulated benefit obligation:
          Vested.........................................          2,649,103
                                                                  -----------
       Projected benefit obligation......................          2,649,103
       Fair value of plan assets.........................         (2,479,020)
                                                                  -----------
         Projected obligation in excess of assets........            170,083
                                                                  ===========


The funded status of the Sistel pension plans as of December 31, 1998, were as follows:

   PENSION BENEFIT PLAN

                                                                      1999
                                                                  -----------
    FUNDED STATUS:
       Accumulated benefit obligation:
          Vested...................................                2,908,211
          Non vested...............................                4,825,691
          Total....................................                7,733,902
       Projected benefit obligation................                9,945,794
       Fair value of plan assets...................               (4,577,580)
                                                                  -----------
       Projected obligation in excess of assets....                5,368,214
                                                                  ===========

The actuarial assumptions used in 1998 and 1999 were as follows:

                                                         1998         1999
                                                      -----------  -----------
       Discount rate for determining projected
         benefit obligations.......................     6.00%         6.00%
       Rate of increase in compensation levels.....     3.25%         3.00%
       Benefit adjustments.........................     1.50%         0.00%
       Expected long-term rate of return on plan
         assets....................................     6.00%         9.00%


The above are real rates and exclude inflation.
A  summary  of  the   post-retirement   benefits   plan  (which   remains  as  a
multi-employer plan) is as follows:

                                                         1998         1999
                                                      -----------  -----------
    FUNDED STATUS:
       Accumulated post-retirement benefit
         obligations:
           Active participants......................   1,220,056       584,080
           Inactive participants....................     531,731       598,377
                                                      -----------  -----------
                                                       1,751,787     1,182,457
                                                      ===========  ===========
       Fair value of plan assets...................     (119,177)     (156,075)
                                                      -----------  -----------
       Obligations in excess of plan assets........    1,632,610     1,026,382
                                                      ===========  ===========


In December 1999, Sistel agreed with the New Holding Companies that it would no longer subsidize life insurance premiums for retirees. Therefore, there was a curtailment of the plan which resulted in a reduction in the accumulated post-retirement benefit obligation of R$227,980 as of December 31, 1999.


Actuarial assumptions used were as follows:


                                                         1998         1999
                                                      -----------  -----------
       Discount rate for determining projected
         benefit obligations.......................      6.00%        6.00%
       Rate of increase in compensation levels.....      3.25%        3.00%
       Expected long-term rate of return on plan
         assets....................................      6.00%        9.00%

Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 6.48% in 1998 decreasing to 2.00% in 2047. The effect of a one percent annual increase (reduction) in the assumed health care cost trend rates would increase (reduce) the accumulated post-retirement benefits obligation at December 31, 1999 by R$226,930 (R$ 173,301). Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.


   CHANGE IN BENEFIT OBLIGATION

                                                         1998         1999
                                                      -----------  -----------
    Benefit obligation at the beginning of year ....   1,696,833   1,751,787
    Service cost....................................      59,749      58,897
    Interest cost ..................................      90,808      97,681
    Benefits paid...................................     (17,062)    (23,414)
    Administrative expenses.........................      (2,339)     (1,843)
    Actuarial (gain) loss...........................     (76,202)   (472,671)
    Curtailment of the plan.........................           -    (227,980)
                                                      -----------  -----------
    Benefit obligation at end of year...............   1,751,787   1,182,457
                                                      ===========  ===========

   CHANGE IN PLAN ASSETS

                                                         1998         1999
                                                      -----------  -----------
    Fair value of plan assets at beginning
      of year......................................     115,458     119,177
    Employer contributions.........................      30,668      26,130
    Plan participants' contribution ...............           -           -
    Benefits paid..................................     (14,409)    (23,414)
    Administrative expenses........................      (2,339)     (1,843)
    Actual return on plan assets...................     (10,201)     36,025
                                                      ----------  -----------
    Fair value of plan assets at end of year.......     119,177     156,075
                                                      ==========  ===========

The funded status of the pension and post retirement plans under Brazilian and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and US GAAP.


The net assets of the plans differ under Brazilian and US GAAP principally due to the accrual of income tax contingencies of the pension fund for US GAAP purposes in the amount of R$765,530 and R$650,446 in 1998 and 1999, respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP, the liability is recorded but not deducted from plan assets for disclosure purposes.

B.  CONCENTRATION OF RISK

Credit risk with respect to trade accounts receivable from third parties is diversified. The Companies continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is fifteen days past-due. Exceptions include telephone services that must be maintained for reasons of safety or national security.

In conducting their businesses, the Companies are fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

Approximately 29% of all full-time employees are members of state labor unions associated with either the Federacao NACIONAL DOS TRABALHADORES EM
TELECOMUNICACOES   ("Fenattel"),   or  with  the  FEDERACAO   INTERESTADUAL  DOS
TRABALHADORES EM TELECOMUNICACOES ("Fittel"). The Companies negotiate new collective labor agreements every year with the local union. The collective agreements currently in force expire in November 2000.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies' operations.

C. NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial  statement  that is  displayed  with  the  same  prominence  as  other consolidated financial statements. The Company does not have any other comprehensive income items during 1998 and 1999. As discussed in Note 30d. certain adjustments were posted directly to shareholder's equity for 1997 as Telebras was unable to allocate certain items such as taxes and interest to the Company. Therefore, the presentation of such statement is not included herein.

In March 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This statement became effective in 1999 and establishes accounting standards for costs incurred in the acquisition or development and implementation of computer software. This new standard requires the capitalization of certain software implementation costs relating to software acquired or developed and implemented for the Company's use. This statement has not presented any significant effect on the Company's financial position and results of operations.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring that all derivatives be recognized in the balance sheet and measured at fair value. SFAS 133 is effective for fiscal years beginning after June 15, 2000. The Company is currently evaluating the potential impact of this standard on its financial position and results of operations.

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Views on Selected Revenue Recognition Issues" ("SAB 101"), which sets forth the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101 is effective for the second quarter of 2000. The Company will assess the effect of this new standard during 2000 fiscal year. The Company does not believe there will be any significant effect on its financial statements.


In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 ("FIN 44"). FIN 44 is effective July 1, 2000 and should also be applied to certain events after December 15, 1998 but prior to July 1, 2000. FIN 44 clarifies the application of APB Opinion 25 "Accounting for Stock Issued to Employees" for certain issues. The Company understands that FIN 44 has no impact on its financial statements.


32. CORPORATE RESTRUCTURING

On December 3, 1999, the administrators of Tele Centro Oeste Celular Participacoes S.A. (TCO), Telebrasilia Celular S.A., Telegoias Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A. (Operadoras), BID S.A. and Coverage Participacoes S.A., indirect controller of TCO, published relevant information regarding the intention of submitting to the respective Administration Councils and Shareholders Meetings the terms, conditions and justifications for a corporate restructuring and merger of operating companies at TCO, and simultaneously a company fully controlled by BID S.A. (Coverage Participacoes S.A.), with an investment in TCO as its only asset, without any obligation or debt.

On December 13, 1999, TCO, together with the other companies, BID S.A. and Coverage Participacoes S.A., published a new relevant fact bearing in mind the publication of CVM Instruction No. 319 and 320/99 and due to the Ordinance
CVM/PTE/ No. 308/99 of the CVM presidency, deciding to suspend the merger process of the companies, TCO proposed the capital closure of one of these operating Companies, submitting this proposal to the C.V.M., public offer of shares acquisition for subsequent registration cancellation.

On December 14, 1999 Coverage Participacoes S.A. was merged into the Company. As published through appropriate means, the management of TCO and Coverage understand that the restructuring would result in to the improvement of TCO's cash flow, as well as assuring the integrity and nonmodification of the dividends flow to the shareholders of TCO due to the premium amortization.

The premium that could be amortized by TCO corresponds to R$322,674, estimating its full utilization over a period of 5 year from the merger date. This premium was recorded in a specific permanent assets account (deferred charges) in counterpart to a special capital reserve account for future capital increases, included in shareholders' equity.

In 1999, the amount of R$5,378 was amortized corresponding to 1/60 pro rata amount of the premium. The respective tax benefit should be subscribed according to CVM Instruction No. 319/99.

33.   SUBSEQUENT EVENTS

a)  Issuing of Commercial Papers and Zero Coupon Euro Commercial Papers

On January 20, 2000 Tele Centro Oeste Celular Participacoes S.A published the announcement regarding the beginning of distribution of the 1st issuing of Promissory Notes, comprising 400 notes, with unit value of R$ 500 (five hundred thousand reais), amounting to R$200,000,000 (two hundred million reais). Until May 31, 2000 a number of 376 Promissory Notes were issued. The amount was used in the acquisition of shares from the regional operators which should operate as private corporations (see note "b" below). The remaining of the funds will be used in the network expanding activities and offer of new services.

The Promissory Notes could be subscribed at any time within the public distribution period per unit value with a discount to be granted at the subscription and payment date in order to adjust the notes to the market value applicable at the respective issuing date.

These Promissory Notes are due within a period of 360 days from the date of subscription of each Promissory Note.

In May 2000, the Company entered into a Zero Coupon Euro Commercial Paper Program of US$ 200 million. The first issuance of the program amounted to US$ 110 million face amount, drawn on May 23, 2000, with a remuneration of 9.0% to the investor and is due 360 days after the date of issuance. In order to reduce its foreign currency exposure, the Company has hedged the entire amount of the issuance.

The funds will be used in the network expanding activities and after of new services.

b)  Acquisition of shares

On April 24, 2000, through a public auction held by the SOMA (Negotiation System of the Assets Market Operator), Tele Centro Oeste Celular Participacoes S.A.-TCO acquired shares from minority shareholders who agreed with the cancellation of the publicly traded company registration for the following companies:

                 -------------------------------------------------------------
                 |                NUMBER OF SHARES - IN UNITS                 |
------------------------------------------------------------------------------|
|    COMPANIES   | MANIFESTING   |   AGREEING   |  DISAGREEING |  ACQUIRED BY |
|                |  PARTIES      |   PARTIES    |  PARTIES     |    TCO       |
|-----------------------------------------------------------------------------|
|       TELEMS   |    8,297,594  |   8,291,933  |      5,661   |   8,291,933  |
|-----------------------------------------------------------------------------|
|       TELEMAT  |   18,566,018  |  17,132,090  |  1,433,928   |   17,132,090 |
|-----------------------------------------------------------------------------|
|      TELEACRE  |   37,044,030  |  36,848,030  |    196,000   |   36,848,030 |
-------------------------------------------------------------------------------

The closing of the capital of Telebrasilia Celular S.A., Telegoias Celular S.A. and Teleron Celular S.A. was postponed to a date not yet known.

c)  Social contribution tax on income

Based on Provisional Measure No. 1,858 of October 26, 1999, the rate of social contribution tax on income changed from 12% to 9% for the period from February 1, 2000 to December 31, 2002.

                                  EXHIBIT INDEX


Exhibit 1.  Amendment to the Charter of the Holding Company
            previously filed with the Holding Company's
            registration  statement on September 18, 1998..................X-2

Exhibit 2a. Consent of Ernst & Young Auditores Independentes S.C...........X-3

Exhibit 2b. Consent of Deloitte Touche Tohmatsu............................X-4

                                                                       EXHIBIT 1

The following amendment to the Holding Company's Charter was approved by the shareholders at an extraordinary shareholders meeting on July 28, 1999. The Charter was previously filed with the Holding Company's Registration Statement on September 18, 1998. An amended Charter, which contained amendments approved by the shareholders on April 30, 1999 and May 27, 1999, was again filed with the Company's annual report on July 1, 1999.

Article 22 of the Charter is amended to now read:

"The Board of Executive Officers shall consist of 1 (one) President and 4 (four) Executive Officers designated Executive Officer for Network and Operations, Executive Officer for Business, Executive Officer for Finance and Information Technology, and Executive Officer for Administration and Human Resources, elected and dismissable at any time by the Board of Directors."

                                                                      EXHIBIT 2A

                         CONSENT OF INDEPENDENT AUDITORS




Tele Centro Oeste Celular Participacoes S.A.
SCN Q.02 Bloco C, 226 -- 6 andar
Brasilia- DF

INDEPEDENT AUDITORS' CONSENT

We consent to the use in this Annual Report on Form 20-F of our report dated February 4, 2000 (except for note 33 as to which the date is May 31, 2000), relating to the consolidated financial statements of Tele Centro Oeste Celular Participacoes S.A., prepared in conformity with accounting principals generally accepted in Brazil for the year ended December 31, 1999, which appears in such Annual Report.


Ernst & Young Auditores Independentes S.C.
/s/  Luiz Carlos Nannini
Partner

Brasilia - Brazil  July 13, 2000

                                                                      EXHIBIT 2B

                         CONSENT OF INDEPENDENT AUDITORS



Tele Centro Oeste Celular Participacoes S.A.
SCN Q.02 Bloco C, 226 --6 andar
Brasilia- DF


We consent to the use in this Annual Report on Form 20-F of our report dated February 19, 1999 (except for note 30.p for which the date is April 9, 1999, and note 29.a, for which the date is May 31, 1999), relating to the financial statements of Tele Centro Oeste Celular Participacoes S.A., prepared in conformity with accounting principals generally accepted in Brazil for the year ended December 31, 1998, which appears in such Annual Report.

/s/ Deloitte Tohmatsu

Rio de Janeiro, July 7, 2000