Form 20-F
TELE CENTRO OESTE CELULAR PARTICIPACOES
filed 2001-07-16
CIK 1066114

           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 2001
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------
                                   FORM 20-F
                               ------------------
                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                       COMMISSION FILE NUMBER: 001-14489

                               ------------------
                           TELE CENTRO OESTE CELULAR
                               PARTICIPACOES S.A.
             (Exact Name of Registrant as Specified in Its Charter)

  TELE CENTRO OESTE CELLULAR HOLDING COMPANY          THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant's Name into English)  (Jurisdiction of Incorporation or Organization)

                               ------------------
                         SCS, QUADRA 2, BLOCO C, 7 ANDAR
                         70302-916 BRASILIA, DF, BRAZIL
                    (Address of Principal Executive Offices)
                               ------------------
                    SECURITIES REGISTERED OR TO BE REGISTERED
                      PURSUANT TO SECTION 12(B) OF THE ACT:

              TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
              -------------------                 -----------------------------------------
      Preferred Shares, without par value*                 New York Stock Exchange
      American Depositary Shares, each                     New York Stock Exchange
      epresenting 3,000 Preferred Shares

--------------------
*Not for trading, but only in connection with the listing of American Depositary
Shares on the New York Stock Exchange.
      SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE
ACT:NONE
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
REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE  SECURITIES  EXCHANGE  ACT OF
1934  DURING  THE  PRECEDING  12 MONTHS  (OR FOR SUCH  SHORTER  PERIOD  THAT THE
REGISTRANT  WAS REQUIRED TO FILE SUCH  REPORTS) AND (2) HAS BEEN SUBJECT TO SUCH
FILING REQUIREMENTS FOR THE PAST 90 DAYS.
                                  Yes X     No
                                     ---      ---
      INDICATE BY CHECK MARK WHICH  FINANCIAL  STATEMENT ITEM THE REGISTRANT HAS
ELECTED TO FOLLOW.
                            Item 17        Item 18 X
                                   ---            ---

                                TABLE OF CONTENTS

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS.............................................................70

ITEM 15. DEFAULTS UPON SENIOR SECURITIES......................................70

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
         AND USE OF PROCEEDS..................................................70

ITEM 17. FINANCIAL STATEMENTS.................................................70

ITEM 18. FINANCIAL STATEMENTS.................................................70

ITEM 19. EXHIBITS.............................................................70

CURRENCY AND FINANCIAL INFORMATION

In  this  Annual  Report,  Tele  Centro  Oeste  Celular  Participacoes  S.A.,  a
corporation  organized  under  the laws of the  Federative  Republic  of  Brazil
("Brazil"), is referred to as the "Holding Company," and the Holding Company and
its  Subsidiaries are  collectively  referred to as the "Company."  Telebrasilia
Celular S.A.  ("Telebrasilia"),  Telegoias Celular S.A.  ("Telegoias"),  Telemat
Celular S.A. ("Telemat"),  Telems Celular S.A. ("Telems"),  Teleron Celular S.A.
("Teleron"),  Teleacre Celular S.A  ("Teleacre") and Norte Brasil Telecom,  S.A.
("NBT")  are  collectively  referred  to as  the  "Subsidiaries,"  and  each  is separately  referred to as a "Subsidiary."  Norte Brasil  Telecom,  S.A. is also referred to as the "Band B Subsidiary," while each of the remaining Subsidiaries is also referred to as a "Band A Subsidiary."

References to (i) the "REAL,"  "REAIS" or "R$" are to Brazilian  REAIS  (plural)
and the Brazilian REAL  (singular) and (ii) "U.S.  dollars,"  "dollars" or "US$"
are to United States dollars.

On June 05, 2001,  the Noon Buying Rate in New York City for cable  transfers as certified  for customs  purposes by the  Federal  Reserve  Bank of New York (the
"Noon   Buying   Rate")   was   R$2.390   to   US$1.00.    SEE   ITEM   3   "KEY
INFORMATION--EXCHANGE RATES."

The consolidated financial statements of the Company as of December 31, 1999 and
2000 and for the years ended December 31, 1998, 1999 and 2000 (the "Consolidated
Financial  Statements") have been prepared in accordance with generally accepted accounting  principles in Brazil ("Brazilian GAAP"). The Consolidated  Financial
Statements and, unless  otherwise  specified,  the other financial data included herein recognize certain effects of inflation and are restated in constant REAIS of December  31, 2000  purchasing  power using the integral  restatement  method
(CORRECAO MONETARIA INTEGRAL).

Certain  terms are defined  the first time they are used in this Annual  Report.
The "Index of Defined  Terms" that begins on page 72 lists those terms and where they are  defined.  The  "Technical  Glossary"  that  begins on page 74 provides definitions of certain technical terms used herein.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual  Report  contains  forward-looking  statements.  The Company and its representatives may also make  forward-looking  statements in press releases and oral  statements.  Statements  that  are  not  statements  of  historical  fact, including  statements  about  the  beliefs  and  expectations  of the  Company's management, are forward-looking statements. The words "anticipates," "believes,"
"estimates,"  "expects," "forecasts," "intends," "plans," "predicts," "projects"
and "targets" and similar words are intended to identify these statements, which necessarily  involve known and unknown risks and uncertainties.  Known risks and
uncertainties,   some  of   which   are   discussed   herein   in  Item  3  "Key
Information--Risk  Factors,"  include those  resulting from the short history of the  Company's  operations  as an  independent,  private-sector  entity  and the introduction of competition to the Brazilian  telecommunications sector, as well as those relating to the cost and availability of financing,  the performance of the Brazilian economy generally,  the levels of exchange rates between Brazilian and foreign  currencies and the  telecommunications  policy of Brazil's  federal government  (the  "Federal  Government").  Accordingly,  the  actual  results of
operations  of  the  Company  may  be  different  from  the  Company's   current
expectations,   and  the  reader  should  not  place  undue  reliance  on  these forward-looking statements. Forward-looking statements speak only as of the date they are made,  and the Company does not undertake any obligation to update them in light of new information or future developments.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL INFORMATION

Background

The selected financial information presented below should be read in conjunction with the  Consolidated  Financial  Statements  and the notes  thereto.  The 2000
Consolidated  Financial  Statements have been audited by Ernst & Young Auditores
Independentes  S.C., and their report on the Consolidated  Financial  Statements appears elsewhere in this Annual Report.

     BRAZILIAN GAAP AND U.S. GAAP

The Consolidated  Financial Statements are prepared in accordance with Brazilian
GAAP,  which  differ  in  certain  material  respects  from  generally  accepted accounting  principles in the United States  ("U.S.  GAAP").  See Note 29 to the
Consolidated  Financial  Statements  for a summary  of the  differences  between
Brazilian GAAP and U.S. GAAP and a reconciliation  to U.S. GAAP of shareholders'
equity as of December  31, 2000,  1999 and 1998,  net income for the years ended
December 31, 2000, 1999 and 1998.

     PRESENTATION OF 1998 STATEMENT OF OPERATIONS

The  Consolidated  Statements  of  Operations  of the Company for the year ended
December 31, 1998 reflects the  operations of each of the  Subsidiaries  for the full year 1998 and the  operations  of the  Holding  Company for the period from
February 28, 1998,  the effective  date of its  establishment  in the Breakup of
TELEBRAS, to December 31, 1998.

     CHANGES IN ACCOUNTING METHODOLOGY IN 1998, 1999 AND 2000

The  Consolidated  Financial  Statements and, unless  otherwise  specified,  all financial  information  included in this Annual Report recognize certain effects of inflation and are restated in constant REAIS of December 31, 2000  purchasing power,  all in accordance  with  Brazilian  GAAP using the integral  restatement method  (CORRECAO  MONETARIA  INTEGRAL).  The Company  used the INDICE  GERAL DE
PRECOS  -MERCADO (the General Price Index - Market or "IGP-M")  inflation  index for purposes of preparing the Consolidated Financial Statements and the selected financial information presented below on the basis of Brazilian GAAP. SEE ITEM 5
"OPERATING  AND  FINANCIAL   REVIEW  AND  PROSPECTS   --EFFECTS  OF  CHANGES  IN
PRESENTATION OF FINANCIAL STATEMENTS IN 1998, 1999 AND 2000." Inflationary gains or losses on (i) monetary  assets and  liabilities  and, where  possible,  other monetary items have been  allocated to their  corresponding  interest  income or expense  captions  and (ii)  amounts  without  corresponding  income or  expense captions in the  Consolidated  Statements of Operations  have been  allocated to other net operating income in the Consolidated  Statements of Operations and the
"Income  Statement  Data"  presented  below.  SEE NOTE 2(B) TO THE  CONSOLIDATED
FINANCIAL STATEMENTS.

The Consolidated  Financial  Statements as of December 31, 1999 and 2000 and for
the years  then ended have been fully  indexed  using the  integral  restatement method. No indexation adjustments were applied in calculating financial position as of December 31, 1998 or results of operations for the year then ended because the low rate of  Brazilian  inflation  in 1998 (1.8% as  measured  by the IGP-M)
would have made any restatement for 1998 inflation  insignificant.  However, the financial  statements  as of December 31, 1998 and for the years then ended,  as well as the fully indexed  financial  information in the Consolidated  Financial
Statements  and the  selected  financial  information  presented  below  for all previous  periods and as of and for the years ended  December 31, 1999 and 2000, have been restated into currency of December 31, 2000 purchasing power.

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
Costs other than costs of services were allocated using methodologies  described in Note 2 to the Consolidated Financial Statements.  The consolidated statements of revenues  and expenses and net  interdivisional  cash receipt  (distribution)
include  the  historical   activity   related  to  the  assets  and  liabilities
transferred.   The  Consolidated   Financial   Statements  are  not  necessarily
indicative of what the  financial  condition or the revenues and expenses of the
Company  would have been if the cellular  telecommunications  businesses  of the
Predecessor  Companies had been separate legal entities  before 1998. SEE ITEM 4
"INFORMATION ON THE COMPANY--HISTORICAL BACKGROUND."

Cash and certain  nonspecific  debt relating to the cellular  telecommunications businesses  of the  Predecessor  Companies  could  not be  segregated  from  the
Predecessor  Companies  prior to December  31,  1997,  and such amounts were not reflected in the Company's  statement of financial condition prior to January 1,
1998. As a result, interest income,  unallocated interest expense and income tax
expense  were  not  identified  or  reflected  in  the  Consolidated   Financial
Statements  for any period prior to January 1, 1998.  Because these revenues and expenses are not included in the Consolidated  Financial Statements,  historical income per share and  dividend  per share  information  was not  included in the table below for any period prior to January 1, 1998.  SEE ITEM 5 "OPERATING  AND
FINANCIAL REVIEW AND  PROSPECTS--EFFECTS OF CHANGES IN PRESENTATION OF FINANCIAL
STATEMENTS IN 1998, 1999 AND 2000."

At the May 22, 1998 TELEBRAS shareholders' meeting, the shareholders established the  shareholders'  equity of each New Holding  Company and  allocated to each a portion of the  retained  earnings of  TELEBRAS.  TELEBRAS  retained  sufficient earnings from which to pay certain  dividends and other amounts.  The balance of its retained earnings was allocated to each New Holding Company in proportion to the total net assets  allocated to each such company.  The retained  earnings so allocated do not represent the historical  retained  earnings of the New Holding
Companies.  The assets that were spun off from TELEBRAS to the Holding  Company, in addition to its  investment in the  Subsidiaries,  resulted in an increase of
R$21.2  million  compared to the Company's  historical  divisional  equity.  The amount of  distributable  retained  earnings  of the  Holding  Company  includes retained earnings allocated to the Holding Company in the Breakup of TELEBRAS.

For 1996 and 1997, the Consolidated  Financial  Statements present the financial condition and revenues and expenses of the cellular  telecommunications business of the Predecessor  Companies,  and "minority interests" reflect the interest in the Predecessor  Companies of shareholders  other than TELEBRAS.  As of December
31, 2000, minority shareholders directly and indirectly owned 11.8%, 7.8%, 2.7%,
1.8%,  3.0%,  1.7% and 5.0% of the share  capital  of  Telebrasilia,  Telegoias,
Telemat, Telems, Teleron, Teleacre and NBT, respectively.

Selected Financial Information

                                                                       YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------------------------
                                                      1996         1997          1998         1999         2000
                                                -------------- ------------ -------------- ----------- ---------------
                                                           (THOUSANDS OF REAIS, EXCEPT PER-SHARE DATA) (1)
INCOME STATEMENT DATA:
BRAZILIAN GAAP
Net operating revenue                                393,935        578,744     637,406      666,660       930,646
Cost of services rendered and cost of products       138,111        242,619     260,327      326,514       532,163
  sold                                               -------        -------     -------      -------       -------
                                                     255,824        336,125     377,079      340,146       398,483
Gross income
Operating expenses:
    Selling expenses                                  20,089         65,082      99,093      118,592       126,163
    General and administrative expenses               28,980         49,814      46,289       64,539        78,420
    Other net operating expense                        3,928          4,770         953       14,020         9,618
                                                       -----          -----      ------       ------         -----
Operating income before net financial result         210,683        225,999     230,744      142,995       184,282
Allocated interest expense.......................      4,749          4,918
Net interest expense (2).........................                                69,711       47,640        30,063
                                                                                 ------       ------        ------
Operating income before interest income and
unallocated interest expense.....................    205,934        221,081
Operating income.................................                               161,033       95,355       154,219
Net nonoperating expense.........................         --             66      20,575        6,055        19,539
Employees' participation                                 295            374       1,271        1,866         1,878
                                                         ---            ---       -----        -----         -----
Income  before   interest   income,   unallocated
  interest expense, taxes and minority interests.    205,639        220,641
Income   before   income   taxes   and   minority                               139,187       87,434       132,802
    interests (2)................................
Income and social contribution taxes.............                                40,206       29,857        40,159
                                                                                 ------       ------        ------
Income before minority interests.................    205,639        220,641      98,981       57,577        92,643
Minority interests...............................     20,973         30,779      24,076       11,531        19,980
                                                      ------         ------      ------       ------        ------
Reversal of interest on own capital..............         --             --      91,749       53,542        30,981
Income before interest income, unallocated
  interest expense and taxes (2).................    184,666        189,863
                                                     =======        =======
Net income.......................................                               166,654       99,588       103,644
                                                                                =======       ======       =======

U.S. GAAP
Income  before   interest   income,   unallocated
  interest expense and taxes (2).................    188,287        196,440
                                                     =======        =======
Net income.......................................                               164,000       32,581       104,771
                                                                                =======       ======       =======
Net profit per 1,000 shares outstanding (REAIS)..                                  0.49         0.09          0.29

                                                                           AT DECEMBER 31,
                                                     1996          1997          1998         1999         2000
                                                ------------- -------------- -------------- ----------- ------------
BALANCE SHEET DATA:                                               (THOUSANDS OF CONSTANT REAIS) (1)
BRAZILIAN GAAP
Property, plant and equipment, net                   691,265        762,994     874,262      994,531      1,083,754
Total assets                                         757,565        911,232   1,224,227    1,819,120      2,154,909
Loans and financing                                   70,475         52,700      56,256      143,828        509,149
Divisional equity                                    532,028        679,472           -            -              -
Shareholders' equity                                                            799,138    1,230,628      1,042,172

U.S. GAAP
Property, plant and equipment, net                   657,530        713,563     819,280      947,615      1,057,596
Total assets                                         734,963        878,114   1,192,699    1,426,558      2,113,001
Loans and financing                                   68,990         52,216      56,256      143,828        509,149
Divisional equity                                    511,958        651,128           -            -              -
Shareholders' equity                                                            758,374      814,623     1,001,123

------------------
(1)  Information is presented in constant REAIS of December 31, 2000.
(2)  For 1996 and 1997, prior to the effective  creation of the Subsidiaries on January 1, 1998, the Company did not recognize interest income or taxes, and recognized only the portion of interest  expense that was  specifically attributable to the cellular operations of the Predecessor Companies.

Exchange Rates

The Registrant will pay any cash dividends and make any other cash distributions with respect to Preferred Shares in Brazilian  currency.  Accordingly,  exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of
ADSs on conversion by the Depositary of dividends and distributions in Brazilian currency on the Preferred  Shares  represented by the ADSs.  Fluctuations in the exchange rate between  Brazilian  currency and the U.S.  dollar will also affect the U.S. dollar equivalent of the price of the Preferred Shares on the Brazilian stock  exchanges.  SEE ITEM 5 "OPERATING  AND FINANCIAL  REVIEW AND PROSPECTS --
FOREIGN EXCHANGE AND INTEREST RATE EXPOSURE."

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

Between March 1995 and January 1999,  the Central Bank  maintained a band within which the exchange rate between the REAL and the U.S. dollar fluctuated, and the
Central Bank  intervened in the foreign  exchange market from time to time. From
January 20, 1998  through  December 31,  1998,  the band was between  R$1.12 and
R$1.22 per  US$1.00.  In early  January  1999,  the  Central  Bank  attempted  a controlled  devaluation  of the REAL by widening  the band within which the REAL was permitted to trade, but subsequent Central Bank intervention  failed to keep the rate within the new band.  On January 15, 1999,  the Central Bank  announced that the REAL would be permitted to float,  with  Central Bank  intervention  to take place only in times of extreme volatility.  On June 5, 2001, the Commercial
Market Rate was R$2.3629 to US$1.00.

The following table sets forth the period-end, average, high and low Noon Buying
Rates expressed in REAIS per U.S. dollar, for the periods indicated.

                                                                            AVERAGE FOR
PERIOD                                                     PERIOD-END         PERIOD (1)       HIGH          LOW
----------------                                        ---------------- ------------------ -----------  --------------

1996................................................        1.0393           1.0080            1.0413        0.9733
1997................................................        1.1165           1.0805            1.1166        1.0394
1998................................................        1.2087           1.1640            1.2090        1.1160
1999................................................        1.8090           1.8191            2.200         1.2074
2000................................................        1.8270           1.7844            1.8560        1.7230
2001 (through May 31, 2001).........................        2.3590           2.1123            2.3590        1.9380
------------------
(1)  Average of the rates on the last day of each month in the period.
     SOURCE: Federal Reserve Bank of New York; Board of Governors of the Federal
     Reserve System (for 2001).

RISK FACTORS

FACTORS RELATING TO BRAZIL:

INFLATIONARY RISK.

Brazil has historically experienced extremely high rates of inflation. Inflation itself, as well as certain governmental  measures to combat inflation,  have had significant  negative  effects  on the  Brazilian  economy  in  general.  At the beginning  of 1994,  the  Brazilian  government  introduced  the REAL  Plan,  an economic  stabilization  plan designed to reduce  inflation by reducing  certain public expenditures,  collecting  liabilities owed to the Brazilian  government, increasing tax revenues,  continuing the privatization program and introducing a new currency (the "REAL Plan").  On July 1, 1994, as part of the REAL Plan,  the
Brazilian  government  introduced the REAL,  which replaced the CRUZEIRO REAL as the  official  currency  of  Brazil.  Since the  introduction  of the REAL Plan,
Brazil's inflation rate has been  substantially  lower than in previous periods.
The  devaluation  of the REAL was the primary cause of the increase in inflation in 1999. SEE ITEM 4 "INFORMATION ON THE COMPANY--INFLATION AND DEVALUATION."

Brazil may again experience high levels of inflation in the future.  There is no
assurance  that  recent  lower  levels  of  inflation   will  continue.   Future
governmental  actions  (including  additional actions to adjust the value of the
Brazilian currency) may trigger increases in inflation.  Accordingly, periods of substantial  inflation  may in the future have material  adverse  effects on the
Brazilian  economy,  the  Brazilian  financial  markets  and  on  the  Company's business, financial condition and results of operations.

Exchange rate  instability and  fluctuations  in the value of Brazil's  currency against the value of the U.S.  dollar may result in uncertainty in the Brazilian economy and the Brazilian  securities  market,  which may  adversely  affect the
Company's  financial condition and results of operations and the market value of the Company's equity securities.

The Company cannot predict the effects that the Brazilian  government's exchange rate policies may have on it. In addition,  it may be adversely  affected by any future  devaluations  of the REAL against the U.S.  dollar because a significant portion of its revenues and assets are denominated in REAIS, while a substantial portion of its debt and other liabilities are denominated in U.S.  dollars.  SEE
ITEM 11 "QUANTITATIVE  AND QUALITATIVE  DISCLOSURE  ABOUT MARKET  RISK--EXCHANGE
RATE RISK."

INTEREST RATE INSTABILITY.

The Company may be adversely affected  unfavorable changes in the interest rates applicable to its financial  assets and liabilities and cannot predict  interest rate  fluctuations or the affects on its financial assets and  liabilities.  SEE
ITEM 11 "QUANTITATIVE  AND QUALITATIVE  DISCLOSURE  ABOUT MARKET  RISK--INTEREST
RATE RISK."

OTHER EMERGING MARKET RISK.

Brazil is generally  considered  by  international  investors to be an "emerging market." As a result,  the market for securities  issued by Brazilian  companies and banks is influenced by economic and market conditions in other countries, to varying degrees.  For example,  the Brazilian  financial  markets were adversely affected by the Mexican liquidity crisis at the end of 1994, the Asian financial crisis  at the end of  1997,  the  Russian  financial  crisis  in  1998  and the
Argentine  crisis in 2000 and could be further  affected by future  crises.  SEE
ITEM 4  "INFORMATION  ON THE  COMPANY--DEVELOPMENTS  IN  OTHER  EMERGING  MARKET
COUNTRIES."

TAX REFORMS.

If as a result of a tax reform the Company  experiences a higher tax burden,  it may pass on the cost of the tax  increase to its  customers.  This  increase may have a  material  negative  impact  on  the  Company's  revenues.  See  Item  10
"Additional  Information--Brazilian Tax Considerations."

FACTORS RELATING TO THE COMPANY:

THE COMPANY OPERATES IN A RAPIDLY EVOLVING INDUSTRY.

The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in new and rapidly evolving  industries,  such  as the  wireless  telecommunications  industry.  To address these risks and uncertainties, it must, among other things:

      o  attract consumers to its products and services;

      o  expand its network and maintain network quality;

      o  maintain  and  enhance  its brand,  and expand its  product and service offerings;

      o  attract, integrate, retain and motivate qualified personnel; and

      o  adapt to meet changes in its markets and competitive developments.

The Company may not be successful in accomplishing these objectives.

THE COMPANY RELIES ON KEY PERSONNEL TO CONDUCT ITS BUSINESS AND OPERATIONS.

The  success of the  Company's  business  depends on its  ability to attract and retain highly  qualified  technical and management  personnel.  In general,  the
Company's employees do not have long-term employment contracts.  The loss of key personnel could have a material effect on the Company's business.

INTERCONNECTION FLUCTUATIONS.

The Company is paid a fee from other cellular service providers for every minute that a subscriber  of other  cellular  service  providers  based  outside of the
Region uses its network.  Similarly,  the Company pays a fee to other  providers for every minute that one of the Company's  subscribers  uses a network  outside the Region.  The  Company's  subscribers  may spend more time in other  coverage areas than they currently do and  subscribers  of other  cellular  providers may spend less time in the Region or may use the  Company's  services less than they currently do. As a result, the Company may receive less interconnection  revenue than it presently does or it may have to pay more  interconnection fees than the
interconnection   revenue  it  collects.   SEE  ITEM  4   "INFORMATION   ON  THE
COMPANY--OPERATING AGREEMENTS."

TECHNOLOGICAL ADVANCES BY COMPETITORS.

The Company currently uses TDMA technology in the wireless services it provides.
TDMA is a  relatively  new  technology  and it may not  provide  the  advantages expected by the Company.  If another  technology  becomes the preferred industry standard,  the  Company may be at a  competitive  disadvantage  and  competitive pressures  may  require it to change its  digital  technology  at  substantially increased costs.

The   wireless   telecommunications   industry   is   experiencing   significant
technological change, as evidenced by the increasing pace of digital upgrades in existing  analog  wireless  systems,  the upcoming  introduction of the personal communication  services,  or PCS, through the GSM technology,  evolving industry
standards,   ongoing  improvements  in  the  capacity  and  quality  of  digital technology,  shorter  development  cycles for new products and  enhancements and changes in end-user  requirements and  preferences.  If the Company is unable to keep pace with these technological changes, the technology used on the Company's
network   may   become    obsolete.    SEE   ITEM   4   "INFORMATION    ON   THE
COMPANY--COMPETITION."

UNAUTHORIZED USE OF THE COMPANY'S NETWORK.

The Company will likely incur costs  associated with the unauthorized use of its cellular  telecommunications  services  network,  including  administrative  and capital costs  associated with detecting,  monitoring and reducing the incidence of fraud. Fraud impacts  interconnection  costs, capacity costs,  administrative costs,  fraud  prevention  costs and payments to other  carriers for  unbillable fraudulent roaming. RISKS RELATED TO THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

GOVERNMENT REGULATION.

The Company's  principal  business  activities  are subject to the provisions of applicable laws and the regulations  issued by ANATEL,  as well as the terms and conditions  set forth in its  Concessions  and the  interconnection  and roaming agreements  entered into by the Company.  Changes in the  interpretation of such laws and  regulations,  the terms and conditions set forth in the Concessions or the  interconnection  and roaming  agreements  met by the  Company  could have a material  adverse  effect on the  Company's  financial  condition and results of operations.  SEE ITEM 4 "INFORMATION ON THE COMPANY--REGULATION OF THE BRAZILIAN
TELECOMMUNICATIONS INDUSTRY."

ABILITY TO INCREASE TELECOMMUNICATIONS SERVICES RATES.

Under the Concessions,  the Company is required to render certain basic services under its basic  service plan as well as allowed to create  additional  services plans. The Concessions provide for a price-cap mechanism to set and adjust rates on an annual  basis under a formula set forth in the  Concessions.  The cap is a maximum  weighted  average  price  for a basket  of  services.  The price cap is adjusted to reflect  the rate of  inflation  as measured by the INDICE  GERAL DE
PRECOS -- DISPONIBILIDADE  INTERNA  ("IGP-DI"),  an inflation index developed by the FUNDACAO GETULIO VARGAS, a private Brazilian economic research organization.

The weighted average tariff for the entire basket of services may not exceed the price cap,  but the tariffs  for  individual  services  within the basket may be increased.  The Company may increase the tariff for any individual service by up to 20%, subject to a downward  adjustment for inflation effects already captured in the annual upward  adjustments  of the overall  price cap for the basket,  so long as we adjust  other  prices  downward to ensure that the  weighted  average tariff  does not exceed the price cap.  As a result,  the  Company's  ability to increase  the  rates  it  charges  for  its  services  is  limited.  SEE  ITEM 4
"INFORMATION ON THE COMPANY--REGULATION OF THE TELECOMMUNICATIONS INDUSTRY--RATE
REGULATION."

COMPETITION.

Beginning in 2002, the Company will face competition  from additional  companies that will offer PCS  services.  The Company will have the option to exchange its existing  cellular  concession for PCS authorization  contracts.  If it does not change its concessions,  the Company may not be able to efficiently compete with the new entrants in its market.  The Company also competes with companies  which provide other wireless  services,  such as mobile radio and paging  services and with fixed line telecommunications service providers.

There  can be no  assurance  that the entry of new  competitors  will not have a material adverse effect on the Company's business,  financial condition, results of operations or prospects.  Any adverse effects on its results and market share from  competitive  pressures will depend on a variety of factors that cannot now be assessed with  precision and that are beyond its control.  Among such factors are the identity of the competitors, their business strategies and capabilities, prevailing  market  conditions at the time,  the  regulations  applicable to the
Company and to new entrants and the  effectiveness  of the Company's  efforts to prepare  for  increased  competition.  One or  more  new  competitors  may  have technical or financial  resources greater than the Company's.  If the Company is unable to compete  successfully,  it may experience increasing rates of customer turnover,  which would adversely  affect its financial  condition and results of operations. SEE ITEM 4 "INFORMATION ON THE COMPANY--COMPETITION."

SATELLITE SERVICES.

The entry of  providers  of  satellite  services  could have a material  adverse effect on the Company's business,  financial condition, results of operations or prospects.  Any adverse  effects on the Company's  results and market share from competitive  pressures  will  depend on a variety of factors  that cannot now be assessed with  precision and that are beyond the Company's  control.  SEE ITEM 4
"INFORMATION ON THE COMPANY--COMPETITION--OTHER COMPETITION."

Recent  emergency  measures  enacted by the  Brazilian  government  to  restrain electric power consumption may cause an economic slowdown,  which would increase the Company's costs and risk of service  interruption  and decrease its revenues and customer base.

The combination of a general expansion in demand for electric power not followed by sufficient  increase in total power  generation  capacity,  with a lower than expected  level  of  the  hydrographic  basins  that  feed  the  most  important hydroelectric  plants, has resulted in an unbalance between the availability and demand of electric  power in Brazil.  In May,  2001,  the  Brazilian  government instituted  a series of measures  aimed at  immediately  reducing  power  demand levels in order to avoid risk of sudden blackouts in parts of the country.  Such emergency measures include the creation of the Electric Energy Crisis Management
Board  (CAMARA DE GESTAO DA CRISE  Energetica),  with powers to,  among  others, enact resolutions setting forth mandatory reduction in power consumption levels, alteration in electric power tariffs,  propose  taxation changes in power supply services and  determine  the  suspension  of power supply to selected  consumers groups.

Pursuant to the  resolutions  enacted by the Electric  Energy Crisis  Management
Board so far, we are subject to a mandatory  reduction of our power  consumption levels to 80% of the average  consumption  level  verified in the months of May,
June and July 2000. Compliance with such level shall be assessed per consumption unit (i.e. each cell site; each switch),  penalty for  non-compliance  being the increase in prices for power consumed above permitted  levels,  to be calculated according to the prevailing  rate at the Wholesale  Energy Market - MAE (MERCADO
ATACADISTA DE ENERGIA),  and in extreme  cases of shortage,  suspension of power supply  for that  consumption  unit for one day per each 3%  consumed  above the permitted level.

As for new facilities and sites  established  amid the expansion of the network, distribution channels or administrative  premises,  requests for new connections shall only be fulfilled by power distribution utilities if the consumption level of such new  facility is found to be equal to or below 80% of power  consumption pattern defined for such kind of facility.

Although such measures are expected to be enough to limit power  consumption  in
Brazil to safe levels until the increase in  generation  capacity is carried out through investments by private enterprises and state-owned companies, there is a risk of failure to attain reduction objectives, which would ultimately result in systematic and controlled blackouts in alternating areas.

New  emergency  regulation  as  currently  determined  may  affect  the  Company negatively due to: (i) an increase in electric power  acquisition  costs in case the Company fails to meet reduction levels; (ii) an interruption of operation of all or part of the network, or all or part of the distribution  channels, due to short-period power supply interruption, in case of non-compliance with permitted
level  or  even  in  case  a  systematic  and  controlled   blackout  policy  is
implemented;  and (iii)  difficulties for network  expansion due to restrictions for local power suppliers to perform new power connections.

In order to  mitigate  the above  mentioned  negative  impacts,  the Company has developed  contingency  plans that include (i) the substitution of equipment and apparatus  for  more  power  efficient  models;  (ii) the  acquisition  of power generators in crucial  facilities to avoid  interruption of operation and attain some level of  self-sufficiency;  and (iii) the adoption of operating procedures to save power. Management believes the contingency plan shall greatly reduce the risks of the aforementioned negative impacts, with relatively low investments.

Pending  tax  reform  in Brazil  may  increase  our tax  burden  resulting  in a reduction of profits.  The Brazilian government has proposed broad tax reform in

Brazil,  which is mainly  designed  to reduce the public  deficit  through a tax increase.  The tax reform bill was  expected  to be  approved  by the  Brazilian
Congress in 2001.  The political  environment  during the first  semester of the
Brazilian Congress,  however,  does not favor extensive reforms of Brazilian tax legislation  and,  thus, it is likely that tax reform will be postponed.  If tax reform is approved,  the  Company's tax burden will increase and its profits may decrease.

It is anticipated  that the reform may include the creation of a value added tax on goods and services  which would  replace six existing  taxes  (including  the social contribution on profits, or CSL, the federal tax on industrial  products, or IPI, the Turnover  Tax, or PIS, the Social  Security  Financing  Contribution
("COFINS"), the state tax on the circulation of goods and services, or ICMS, and the municipal tax on services,  or ISS). In addition,  the CPMF, a temporary tax on  financial  transactions,  may be  replaced  by a  permanent  federal  tax on financial transactions. Although we cannot predict the outcome of the tax reform in Brazil,  we may have a higher tax burden if the tax reform  bill is  approved and implemented as presented to the Brazilian Congress.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The exact name of the Company,  as specified in its charter is Tele Centro Oeste
Celular  Participacoes  S.A. (Tele Centro Oeste Cellular Holding  Company).  The
Company is incorporated  under the  jurisdiction  of the Federative  Republic of
Brazil.  Its  headquarters  are  located  at SCS,  Quadra  2,  Bloco C, 7 andar,
70302-916 Brasilia, DF, Brazil, and its telephone number is 55-61-313-7765.

The Holding Company is one of the companies formed as a result of the breakup of
Telecomunicacoes  Brasileiras  S.A.  -  TELEBRAS  ("TELEBRAS")  by  the  Federal
Government  on May 22,  1998.  Each of the Band A  Subsidiaries  was  formed  on
January 5, 1998 by spinning off the cellular telecommunications operations of an
operating  company  controlled  by  TELEBRAS  (collectively,   the  "Predecessor
Companies").  References  to the  operations  of the Company prior to January 5,
1998 are to the cellular  operations of the  Predecessor  Companies.  SEE ITEM 4
"INFORMATION ON THE COMPANY--HISTORY AND DEVELOPMENT OF THE  COMPANY--HISTORICAL
BACKGROUND."

The Band A  Subsidiaries  of the  Company  provide  cellular  telecommunications services in Brazil's Federal District and in the Brazilian States of Goias, Mato
Grosso do Sul, Mato Grosso,  Rondonia, Acre and Tocantins  (collectively,  "Area
7") under  concessions  from the Federal  Government (the "Band A Concessions").
The Predecessor Companies began to offer cellular telecommunications services in
Area 7 in December  1991,  and the  Company is the leading  provider of cellular telecommunications  services  in Area 7. The Band B  Subsidiary  of the  Company provides cellular  telecommunications  service in the Brazilian States of Amapa,
Amazonas, Maranhao, Para and Roraima (collectively,  "Area 8") under concessions from the Federal  Government (the "Band B Concessions").  The Band A Concessions
and the Band B Concessions are collectively referred to as the "Concessions." As of  April  2001,  the  Company,  including  its Band A  Subsidiaries  and Band B
Subsidiaries, had approximately 1,966,000 subscribers.

On November 21, 2000,  SPLICE IP S.A.  was formed as a closed  corporation.  The
Holding  Company  held  100%  of its  preferred  shares  and  Splice  do  Brasil
Telecomunicacoes  e Eletronica S.A. held 100% of its common shares.  On March 5,
2001, the control  changed to the Holding  Company,  through the  acquisition of
100% of the common  shares from Splice do Brasil  Telecomunicacoes  e Eletronica
S.A. and the name of the subsidiary changed to TCO IP S.A.

Historical Background

Prior to the  incorporation  of  TELEBRAS  in 1972,  there  were  more  than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975,
TELEBRAS and its operating  Subsidiaries  (collectively,  the "TELEBRAS System")
acquired  almost all the other  telephone  companies  in Brazil and thus came to have a monopoly  over the  provision  of public  telecommunications  services in almost all areas of the  country.  Beginning  in 1995,  the  Federal  Government undertook  a  comprehensive  reform of  Brazil's  telecommunications  regulatory system. In July 1997, the Brazilian  Congress passed the Law no. 9.472, known as the LEI GERAL DE  TELECOMUNICACOES  (the "General  Telecommunications  Law," and

together with the regulations,  decrees,  orders and plans on telecommunications issued by Brazil's  Executive  Branch,  the  "Telecommunications  Regulations"),
which  provided  for  the  establishment  of a  new  regulatory  framework,  the introduction  of  competition  and the  privatization  of TELEBRAS.  The General
Telecommunications  Law  established  an  independent  regulatory  agency called
Agencia Nacional de Telecomunicacoes - ANATEL ("ANATEL").

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

The Holding  Company is one of the New Holding  Companies.  In the Breakup,  the
Holding  Company was  allocated  all the share  capital  held by TELEBRAS in the
operating   subsidiaries   of  the  TELEBRAS   System  that  provided   cellular
telecommunications  service in Area 7. In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including the Holding
Company,  to  private-sector  buyers.  The  Federal  Government's  shares of the
Holding Company were purchased by Splice do Brasil Telecomunicacoes e Eletronica
S.A., through its subsidiary BID S.A. ("Splice"). SEE ITEM 7 "MAJOR SHAREHOLDERS
AND RELATED PARTY TRANSACTIONS--MAJOR SHAREHOLDERS."

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

The following table sets forth  population,  Gross Domestic  Product ("GDP") and per capita income statistics for each state in Area 7 and in Area 8.

                                                  POPULATION        % OF BRAZIL'S   % OF BRAZIL'S   PER CAPITA INCOME
SUBSIDIARY           AREA                        (MILLIONS)(1)      POPULATION (1)     GDP (2)      (NOMINAL REAIS)(2)
-----------          -------------------------- ----------------  ----------------- -------------- ---------------------
Telebrasilia.....    Federal District...........          2.01            1.21            2.75           13,053
Telegoias .......    Goias......................          4.82            2.95            1.91            3,672
Telegoias .......    Tocantins..................          1.16            0.68            0.21            1,752
Telemat .........    Mato Grosso................          2.39            1.47            1.08            4,244
Telems ..........    Mato Grosso do Sul.........          2.00            1.22            1.10            5,033
Teleron .........    Rondonia...................          1.32            0.81            0.50            3,611
Teleacre ........    Acre.......................          0.54            0.33            0.16            2,826
NBT .............    Amapa......................          0.46            0.28            0.16            3,565
NBT .............    Amazonas...................          2.62            1.68            1.65            5,990
NBT .............    Maranhao...................          5.50            3.33            0.79            1,348
NBT .............    Para.......................          6.00            3.65            1.70            2,698
NBT .............    Roraima ...................          0.30            0.19            0.08            2,862
                     REGION.....................         29.12           17.80            12.09           4,221
                     ------                              =====           =====            =====           =====

(1)   Estimates of the  Instituto  Brasileiro  de Geografia e Estatistica - IBGE
      (the "IBGE"). Demographical information pertains only to areas serviced by the  Concessions  and does not pertain to the cities that are not serviced by the Concessions.

(2)   SOURCE: Instituto Brasileiro de Geografia e Estatistica - IBGE.

The Company's business, financial condition, results of operations and prospects depend in part on the  performance  of the Brazilian  economy and the economy of the Region,  in  particular.  SEE ITEM 4 "INFORMATION  ON THE  COMPANY--BUSINESS
OVERVIEW--BRAZILIAN ECONOMIC ENVIRONMENT."

Capital Expenditures

Prior to privatization,  the Company's capital expenditures were made as part of system wide planning and allocation of capital  expenditures by TELEBRAS,  which were subject to approval by the Federal Government. These constraints on capital
expenditures   prevented  the  Company  from  making  certain  investments  that otherwise would have been made to improve cellular telecommunications service in the Region.  Since the  privatization of TELEBRAS,  these  restrictions have not applied.  The Company is now permitted to determine its own capital  expenditure budget, subject to its obligations under the Concessions to meet certain network coverage  obligations and quality of service standards.  SEE ITEM 4 "INFORMATION
ON    THE    COMPANY--BUSINESS    OVERVIEW--REGULATION    OF    THE    BRAZILIAN
TELECOMMUNICATIONS INDUSTRY--OBLIGATIONS OF TELECOMMUNICATIONS COMPANIES."

The  Company's  capital   expenditure   priorities  include  increasing  network
capacity,  improving  overall quality and increasing the level of digitalization of the Company's network.

The following table sets forth the Company's capital  expenditures for each year in the three-year period ended December 31, 2000.

                                                                           1998           1999            2000
                                                                        -----------   ------------    ------------
                                                                                  (MILLIONS OF REAIS) (1)
Automatic switching equipment........................................        31.3           49.7            29.1
Other equipment......................................................       108.4          148.2           196.0
Real estate..........................................................         1.7            0.6             0.2
Other assets (2).....................................................        19.8           19.9            30.4
                                                                             ----           ----            ----
     Total capital expenditures.....................................        161.3          218.4           255.7
                                                                            =====          =====           =====
------------------
(1)  Information is presented in constant REAIS of December 31, 2000.
(2)  "Other  Assets" does not include  expenditures  for  concessions  for Area
     8 (R$72.6 millions in 1999 and R$40.0 millions in 1998).

BUSINESS OVERVIEW

Services

The Company offers cellular  telecommunications service to its subscribers under its Basic  Service  Plan and the  Alternative  Service  Plans with  minute-based deductibles.  The Company also offers ancillary services,  including  voicemail,
call  forwarding,  call  waiting,  caller  identification,   three-way  calling,
short-message  services  (messaging,  information  and news),  e-web service and wireless  application  protocol  ("WAP")  services.  In 1999 the  Company  began selling  cellular  handsets  in  connection  with the  introduction  of  prepaid service.  The prepaid  service is an alternative  plan designed for lower volume cellular  service  subscribers.  Service is paid for and credited prior to calls being made.  The  subscriber  must  purchase  credit  (using  pre-paid  cards or agreements  with lottery  houses and financial  institutions)  that is valid for outgoing  calls  within 90 days of  activation.  Once the credit is used,  a new credit  must be  purchased  within  180 days,  or service  is  canceled  and the subscriber  must request a new  activation in order to regain  service.  Prepaid credits are sold in denominations of R$10.00,  R$25.00 and R$50.00. With prepaid service, subscribers have better control of their expenses.

The short-message  service known as E-CELULAR allows users to send messages with a maximum of 150 characters from the Company's  website,  directly to customers'
handsets.  Using the same  platform,  the Company also  releases news on general topics (regional,  national and international) such as economy,  sports, weather forecast,  horoscopes,  access to account balances in associated  banks' balance and agendas.  More than 200,000  customers are already using this service,  with
over  400,000   messages  sent  daily.  In  July  2000,  the  Company   launched
experimentally  a new  service  called  the  e-WAP,  which  is a  cellular-based
Internet-access  service that will be available in the first semester of 2001 to all customers who own handsets equipped with this feature. In order to implement this service, the Company has developed a WAP portal, through which the customer will be able to access other portals and websites. One of the advantages of this new service is that customers  have the  capability of  customizing  the portal, which makes access and navigation  faster and more  convenient.  The Company has already formed valuable  partnerships with, among others, FOLHA DE SAO PAULO and the ESTADO DE SAO PAULO (major  Brazilian news agencies),  as well as with BANCO
DO BRASIL,  UNIBANCO and BANCO ITAU  (important  banking  institutions)  and SOM
BRASIL (record producers). Nearly R$20 million has already been invested in this service  and  almost 10% of the  customers  are  expected  to be using the e-WAP services by the end of 2001.

One other service made available to the Company's  customers is the e-web, which uses CSD technology (Circuit Switched Data) to connect personal  micro-computers and palm-tops to the Internet  through  cellular  handsets.  This provides users with considerable access mobility and flexibility.

Through  agreements with other cellular  service  providers,  the Company offers automatic roaming services throughout Brazil that allow post-paid subscribers to make and receive calls while out of the Region. These automatic roaming services also allow  prepaid  service  subscribers  to receive  calls when out of the TCO
Region  or to make  calls if  located  in Area 7 or Area 8. The  Company  offers international  roaming in Argentina and Uruguay  through  agreements  with local cellular service  providers in those countries.  As of January 2000, the Company began  offering  international  roaming in over 60 countries  in North  America,
Europe,  Asia, South Africa and Australia.  Calls are billed to the subscriber's cellular bill. No credit card or immediate payment is required.  In order to use international  roaming,  subscribers  sign a  contract  with the  Company in the amount of R$100.00,  and in 48 hours the service is activated.  Subscribers  who wish to use international  roaming in countries with GSM technology also receive a handset  for use while in  transit.  The  Subscriber  is billed  later for the handset usage  according to the effective  rates of the region where the roaming occurred.  The Company  also  provides  cellular  telecommunications  service to subscribers of other cellular  service  providers  while they are in the Region.
The Company charges the other service providers  pursuant to roaming  agreements for the service  provided to their  subscribers.  SEE ITEM 4 "INFORMATION ON THE
COMPANY--BUSINESS OVERVIEW--OPERATING AGREEMENTS--ROAMING AGREEMENTS."

Sales and Marketing

The Company  divides its  subscribers  into two main  categories:  (i)  business customers,  consisting of businesses with four or more cellular telephones,  who accounted for 3% of the Company's revenue in 2000 and (ii) individual customers,
consisting  of  individuals   and  businesses  with  fewer  than  four  cellular
telephones,  who  accounted for 97% of the Company's  revenue  during 2000.  The
Company  varies the manner in which it markets and  promotes  its  services  and occasionally  develops  special plans and services for particular  categories of customers.  The Company provides additional support services,  such as dedicated account representatives, to corporate customers.

The  Company's   customers   consist   primarily  of  high-  and   middle-income
individuals.  According  to the  Company's  research,  as of December  31, 2000, approximately 65% of the Company's  subscribers were male, and 43% were 29 years old or younger.  Pursuant to ANATEL's regulations,  cellular  telecommunications service is provided to all individual applicants, regardless of income level, in the order in which applications are received. In order to assist in managing the risk of payment  defaults,  the Company conducts credit checks on its customers.
Service can be interrupted if a customer fails to make timely payments. SEE ITEM
4 "INFORMATION ON THE COMPANY--BUSINESS OVERVIEW--BILLING AND COLLECTION."

Sales Network

The Company markets its services through a network of  Company-owned  stores and magazine stands,  supermarkets  and specialty stores in the Region.  The Company owns 42 stores located  throughout the Region,  with 32 stores located in Area 7 and 12 stores located in Area 8. This network  enables the Company to market its service and provide aftersales services to subscribers throughout the Region.

The Company  maintains  contracts with independent  distributors,  who receive a commission  per  new  subscriber.  The  level  of  commission  varies  based  on exclusivity and the distributor's sales performance.

Network and Subscriber Data

The following  table sets forth  information on the Company's  subscriber  base, coverage and related matters at the dates and for the years indicated.

                                                                                1998         1999          2000
                                                                              ---------   -----------   -----------
Cellular lines in service at year-end (1).................................      538,814      851,376     1.712.184
Subscriber growth during year (1).........................................        44.3%        58.0%         101.%
Estimated population of Region at year-end (millions)(2)..................         13.7         28.6          29.1
Percentage of population of Region covered at year-end (3)................        77.8%        82.0%         84.0%
Penetration at year-end (4)...............................................         3.8%        5.79%        10.06%
Percentage of area of Region covered at year-end (5)......................          45%          49%           53%
Average monthly incoming minutes of use per subscriber during year........        116.3        145.3         103.1
Average monthly outgoing minutes of use per subscriber during year........        109.7        100.9          54.6
Average monthly revenues per subscriber during year (6)...................     R$119.77      R$89.46       R$62.20

------------------
(1)  These  numbers  have  been  updated  to  account  for  both  Areas 7 and 8, including rural service.  In 1999,  there were 16,689 rural cellular lines.
     In 2000, there were 16,711 rural cellular lines.
(2)  IBGE estimates.
(3)  Management  estimates of the percentage of population of the Region who can access the Company's cellular telephone signal.  These numbers pertain only to Area 7.
(4)  Number of  cellular  lines in  service  divided  by the  population  of the
     Region. These numbers pertain only to Area 7.
(5)  These numbers pertain only to Area 7.
(6)  Net operating revenue divided by the average number of subscribers  divided by 12, expressed in constant REAIS of December, 31 2000, net of value-added taxes.

The  Concessions  contain  certain  network  coverage  and  quality  of  service
obligations.    SEE    ITEM   4    "INFORMATION    ON   THE    COMPANY--BUSINESS
OVERVIEW--REGULATION OF THE BRAZILIAN  TELECOMMUNICATIONS  INDUSTRY--OBLIGATIONS
OF  TELECOMMUNICATIONS  COMPANIES." The Company's  management  believes that the
Company will be able to meet all such obligations.

Sources of Revenue

The Company  generates  revenue from (i) usage charges,  which include  measured service charges for outgoing calls and roaming and other similar  charges,  (ii)
monthly  subscription  charges,  (iii) network usage charges,  which are amounts charged by the Company to other  cellular and fixed-line  service  providers for use of the Company's network,  (iv) prepaid handset sales and (v) other charges, including  charges for call  forwarding,  call  waiting and call  blocking.  The
Company's rates are subject to regulation by ANATEL.  SEE ITEM 4 "INFORMATION ON
THE COMPANY--BUSINESS  OVERVIEW--REGULATION OF THE BRAZILIAN  TELECOMMUNICATIONS
INDUSTRY."

Subscriber Rates

Since October 1994,  cellular  telecommunications  service in Brazil,  unlike in
North America, has been offered on a "calling party pays" basis, under which the subscriber  pays  only for  calls  that he or she  originates  (in  addition,  a subscriber  pays  roaming  charges  on calls  received,  as well as those  made, outside his or her home registration area). The Region is divided into 92 tariff areas,  with 81 in Area 7 and 11 in Area 8. The lowest base rate ("VC1") applies to calls  made by a  subscriber  in a tariff  area to a line in the same  tariff area.  Charges for calls from one tariff  area to another  within the Region are assessed at a higher rate ("VC2").  Calls from the Region to persons outside the
Region  are billed at the  highest  rate  ("VC3").  When a  subscriber  makes or receives a call while outside the Region, a per-call  surcharge known as "AD" is applicable.  When a  subscriber  receives a call  outside the home  registration area,  the  subscriber  also pays a certain rate per minute if the subscriber is located  within the  Region  ("DSL1"),  or a higher  rate if the  subscriber  is located outside the Region ("DSL2"). Measured service charges are discounted 30%
for calls made between 9:00 p.m. and 7:00 a.m. any day or at any time on Sundays and national  holidays  ("off-peak  calls").  A 30%  surcharge is imposed on VC1 calls from one cellular telephone to another,  compared to calls from a cellular telephone to a  fixed-line  telephone.  As a means of  incentive  to usage,  the alternative plan service called ESSENCIAL  "Essential" offers deductibles of 50,
100, 150 and 300 minutes in calls of types VC1 and VC2,  with cheaper  rates for the minutes  exceeding these limits.  The following table sets forth the average rates for the Basic  Service Plan for each year in the  three-year  period ended
December 31, 2000.

                                                       Year ended December 31,
                                               1998             1999              2000
                                            (reais)(1)
Activation fee (2)                            151.63           151.63              0
Monthly subscription fee (2)                  20.20             20.20            22.12
Per-minute charges:
VC1 (2)(3)                                     0.27             0.27             0.3023
VC2 (3)                                        0.40             0.40             0.4067
VC3 (3)                                        0.66             0.66             0.7383
DSL1 (3)                                       0.19             0.19             0.2199
DSL2 (3)                                       0.33             0.33             0.3654
AD (per call)(3)                               0.29             0.29              0.29

Information for 1998, 1999 and 2000 is presented in nominal REAIS.
(1)  Averages of the rates  charged by the  Subsidiaries,  weighted by number of subscribers.
(2)  Weighted AVERAGE peak rates, net of value-added taxes.

The following  table sets forth certain  terms of the Company's  service  plans, which were implemented as of February 2000.

AREA 7 PLANS                           240                                  500
------------------                   -------                              -------
STATES                  DF,TO,                               DF,
                        MS,RO     AC       GO      MT       TO,MS,    AC       GO         MT
                                                             RO
------------------     -------  ------   ------  ------     ------  ------   ------     ------
EXEMPT MINUTES                         240                                 500
------------------                   ------                               ------
RESIDENCES (1) (2)                   162.00                               162.00
------------------                   ------                               ------
SUBSCRIPTIONS (1)       79.00    79.00     80.13   79.00    139.00   139.00   140.98    139.00
VC1 MF (1)(3)          0.4204   0.3780    0.4264  0.4521    0.4204   0.3780   0.4264    0.4521
VC1 MM (1)(4)          0.5466   0.4914    0.5544  0.5877    0.5466   0.4914   0.5544    0.5877
VC2 (1)                0.5700   0.4870    0.5781  0.6114    0.5700   0.4870   0.5781    0.6114
VC3 (1)                1.0231   0.8758    1.0377  1.1002    1.0231   0.8758   1.0377    1.1002
DSL1 (1)                0.00     0.00      0.00    0.00      0.00     0.00     0.00      0.00
DSL2 (1)               0.5045   0.4319    0.5117  0.5425    0.5045   0.4319   0.5117    0.5425
AD (1)                  0.00     0.00      0.00    0.00      0.00     0.00     0.00      0.00
(1)  Amounts are expressed in nominal REAIS.
(2)  Rates not charged during promotions.
(3)  "MF" means "mobile fixed."
(4)  "MM" means "mobile mobile."
(5)  The "240" and "500" Plans were developed for high volume subscribers.
     These plans include a number of exempt  minutes for VC1 calls to fixed-line and intra-network cellular telephones.

The table below shows the service plans launched in July, 2000.

PLANS                   PLANO TCO - 12      ESSENCIAL 50      ESSENCIAL 100     ESSENCIAL 150      ESSENCIAL 300
------------            --------------      -------------     --------------    --------------     --------------
STATE                     GO     OTHER        GO    OTHER       GO    OTHER       GO    OTHER        GO    OTHER
------------            ------ -------      ------ -------    ------ -------    ------ -------     ------ -------
FREE MINUTES                   0              50 MIN.            100 MIN.           150 MIN.          300 MIN.
------------            --------------      --------------    --------------    ---------------     -------------
ACTIVATION                   0,00               0,00               0,00               0,00              0,00
------------            --------------      --------------    --------------    ---------------     -------------
BASIC SUBSCRIPTION      10,14    10,00      39,56    39,00    59,84    59,00    69,98     69,00    110,55   109,00
VC-1 MF                  0,70     0,69      0,60      0,59    0,47      0,46     0,44     0,43      0,34     0,33
VC-1 MM TCO              0,70     0,69      0,60      0,59    0,47      0,46     0,44     0,43      0,34     0,33
VC-1 MM B                0,70     0,69      0,60      0,59    0,47      0,46     0,44     0,43      0,34     0,33
VC-2                     0,70     0,69      0,60      0,59    0,47      0,46     0,44     0,43      0,34     0,33
VC-3                     1,05     1,04      1,22      1,20    1,22      1,20     1,11     1,10      1,04     1,03
DSL-1                    0,41     0,40      0,00      0,00    0,00      0,00     0,00     0,00      0,00     0,00
DSL-2                    0,51     0,51      0,51      0,51    0,51      0,51     0,51     0,51      0,51     0,51
AD                       0,41     0,40      0,00      0,00    0,00      0,00     0,00     0,00      0,00     0,00

Note: subscriptions to Plans ESSENCIAL 50, 100, 150 and 300 include respectively
50,  100,  150 and 300  minutes  of VC1 and VC2  calls  for  both  cellular  and fixed-line numbers originated within Area 7.

Aside from its Basic Service Plan,  NBT has  implemented  other service plans in
Area 8. NBT's service plan rates are set out in the following table:

AREA 8 PLANS                  BASIC     ECONOMIC      100       200        500      EASY       COLLEGE STUDENT
------------                  -----     --------      ---       ---        ---      ----       ----------------
TIME (1)                                                                                      REGULAR    REDUCED
------------                                                                                  -------    -------
EXEMPT MINUTES (5)                0          0        100        200       500         0               0
RESIDENCES (2)                41.51       0.00       0.00       0.00      0.00      0.00            0.00
SUBSCRIPTIONS (2)             30.83      27.00      54.00      80.00    150.00     12.00           15.00
VC1 MF (2)(3)                  0.36       0.32       0.31       0.29      0.22      0.59       0.67       0.21
VC1 MM (2)(4)                  0.46       0.42       0.31       0.29      0.22      0.59       0.59       0.18
VC1 MM  (OTHER  OPER.)  (2)    0.46       0.42       0.42       0.42      0.42      0.59       0.89       0.43
(4)
VC2 MF(2)                      0.71       0.71       0.71       0.71      0.71      0.59       0.77       0.27
VC2 MM(2)                      0.71       0.71       0.71       0.71      0.71      0.59       0.63       0.18
VC2 MM (OTHER OPER.) (2)       0.71       0.71       0.71       0.71      0.71      0.59       0.89       0.43
VC3 (2)                        0.81       0.81       0.81       0.81      0.81      0.99       0.99       0.56
DSL1 (2)                       0.36       0.36       0.36       0.36      0.36      0.59       0.33       0.10
DSL2 (2)                       0.40       0.40       0.40       0.40      0.40      0.59       0.99       0.56
AD (2)                         0.57       0.57       0.57       0.57      0.57      0.59            0.40
(1)  Regular hours from Monday through  Saturday between 07:00 and 21:00 and
     Reduced  Hours from Monday  through  Saturday  between  21:00 and 07:00 and
     Sundays and national holidays.
(2)  Amounts are expressed in nominal REAIS.
(3)  "MF" means "mobile fixed."
(4)  "MM" means "mobile mobile."
(5)  "Deductibles" refers to VC1 MF and VC1 MM-NBT calls.

The table below shows the service plans launched in September, 2001.

                   SERVICES             ESSENTIAL 50  ESSENTIAL 100  ESSENTIAL 150   ESSENTIAL 300
         ---------------------------    ------------  -------------  -------------   -------------
         SUBSCRIPTION                      39.00          49.00           59.00          99.00
         VC1/VC2 MM NBT E MF                0.32           0.32           0.32            0.32
         VC1/VC2 MM ANOTHER OPERATOR        0.42           0.42           0.42            0.42
         VC3                                0.81           0.81           0.81            0.81
         DSL1                               0.00           0.00           0.00            0.00
         DSL2                               0.40           0.40           0.40            0.40
         AD                                 0.00           0.00           0.00            0.00
         Note:  subscriptions  to Plans  ESSENCIAL  50, 100, 150 and 300 include respectively  50, 100, 150 and 300 minutes of VC1 and VC2 calls for NBT mobile and fixed lines originated within Area 8.

TCO/NBT  offer two types of pre-paid  service  plans:  TOQUE and TOQUE  SIMPLES.
Prepaid  service rates are charged by the  Subsidiaries  in accordance  with the following schedule:

TYPE OF RATE           TYPE OF CALL                                      SCHEDULE                   RATE (2)
------------           ------------                                      --------                   --------
                                                                               (1)            Toque         Toque
                                                                                                           Simples
VC1 or VC2             From   Toque   Celular   to  any   cellular   or
                       fixed-line telephone in Area 7.                        Normal          R$0.97         0.79
VC1 or VC2             From   Toque   Celular   to  any   cellular   or      Special          R$0.48         0.79
                       fixed-line telephone in Area 7.

VC1 or VC2             From  Toque  Celular  to  any  Company  cellular        24h            R$0.48         0.79
                       telephone  on any  day,  and any  local  call on
                       Sundays and national holidays.
VC3                    From   Toque   Celular   to  any   cellular   or        24h            R$1.90         1.90
                       fixed-line telephone outside of Area 7.
DSL1                   Received when roaming within Area 7                     24h             Free          Free
DSL2                   Received when roaming within Area 8                     24h             0.43          0.43
                       Received when roaming outside Areas 7 and 8                             1.00          1.00
AD                     Based  on  Calls  Originated  or  Received  when        24h             Free          Free
                       roaming within Areas 7 or 8
                       Based on Calls  Received  when  roaming  outside                        0.44          0.44
                       Areas 7 and 8

TYPE OF SERVICE                                                         RATE (3)
--------------                                                          --------
Voicemail/Answering Service                                             R$0.39
Confirmation of Provision of Service                                    R$5.00
Surcharge for obtaining balance information more than twice daily       R$0.20
(1)  The Special  Schedule is available in the Federal  District,  Goias and
     Tocantins  from 9:00 p.m. to 9:00 am; in Mato Grosso and Mato Grosso do Sul
     from 8:00 p.m.  to 8:00 am; in  Rondonia  from 7:00 p.m. to 7:00 am; and in
     Acre from 6:00 p.m. to 6:00 am.
(2)  All amounts in reais,  inclusive of taxes, charged per minute for calls made by the cellular telephone inside the caller's tariff area.

The table below shows the rates practiced in Area 8:

                                                                                          Rate
                                                                                  -----------------------
    Service                     Type of Call                       Hours          Toque            Toque
                                                                                                  Simples
    -------                     ------------                       -----          -----           -------
    VC1 or    To any cellular or fixed line in Area 8             Normal           0.96            0.76
     VC2                                                         Special           0.48            0.76
              To any Area 8 cellular                              Normal           0.73            0.76
                                                                 Special           0.48            0.76
     VC3      To any cellular or fixed line outside Area 8         24 h            0.96            0.96
    DSL1      Based on Calls received when roaming in Area 8       24 h            Free            Free
    DSL2      Based on Calls received when roaming in Area 7       24 h            Free            Free
              Based on Calls  received when roaming  outside                       1.00            1.00
              Areas 7 and 8
     AD       Based on Calls  received when roaming in Areas       24 h            Free            Free
              7 and 8
              Based on Calls  received when roaming  outside                       0.44            0.44
              Areas 7 and 8

            Additional Services                  Application   Rate
----------------------------------------------   -----------   ----
Message retrieval                                Per minute    0.39
Fee for balance inquiry once per day             Per call      Free
Fee for balance inquiry more than once per day   Per call      0.10

     ROAMING FEES

The Company also  receives  revenue  pursuant to roaming  agreements  with other cellular  service  providers.  SEE ITEM 4 "INFORMATION ON THE  COMPANY--BUSINESS
OVERVIEW--OPERATING  AGREEMENTS--ROAMING  AGREEMENTS."  When a call is made from within the Region by a subscriber of another  cellular  service  provider,  that service  provider  pays  the  Company  for  the  call  at the  applicable  rate.
Conversely,  when a Company subscriber makes a cellular call outside the Region, the  Company  must pay the  charges  associated  with that call to the  cellular service provider in whose region the call originates.

     NETWORK USAGE CHARGES

Pursuant to interconnection agreements with other telecommunications  providers, the Company earns revenues from any call  (cellular or  fixed-line)  originating with  another  cellular or  fixed-line  service  provider and  terminating  on a
cellular   telephone  within  the  Region.   SEE  ITEM  4  "INFORMATION  ON  THE
COMPANY--BUSINESS OVERVIEW--OPERATING  AGREEMENTS--INTERCONNECTION  AGREEMENTS."
The Company charges the service  provider from whose network the call originates a  network  usage  charge  for each  minute  the  Company's  network  is used in connection  with the call.  The  average  network  usage  tariff  charged by the
Company  to other  service  providers  in 1997 and 1998 was  R$0.17,  R$0.19 per minute,  respectively,  net of value-added  taxes.  Through October of 1999, the network  usage  tariff was  R$0.19.  As of  November,  1999,  ANATEL  granted an increase of 14.7%,  increasing the tariff to R$0.2180.  In December 2000, ANATEL authorized a 23.26% readjustment and the value of the TU-M rose to R$0.2687, net of value-added taxes. In Area 8, where the NBT operates,  the values of the TU-M was R$0.21  until  October  2000.  After  October  and the  26.38%  readjustment authorized by ANATEL the TU-M rose to R$0.2654, net of value-added taxes.

     TAXES ON TELECOMMUNICATIONS SERVICES

The cost of telecommunications  services to the subscriber includes a variety of taxes.  The average rate of all such taxes,  as a percentage of gross  operating revenues for the Company, was approximately 20.1% in 2000.

     o    ICMS. The principal tax is a state  value-added tax, the IMPOSTO SOBRE
          CIRCULACAO DE MERCADORIAS E SERVICOS (the "ICMS"), which the Brazilian states impose at varying rates on certain  revenues from the provision of  telecommunications  services.  The ICMS rate in each  state in the
          Region is 25% for domestic telecommunications  services, except in the
          State of Acre, where the rate for domestic telecommunications services is 17% for intrastate  calls and 13% for interstate  calls, and in the
          State of Mato Grosso, where the ICMS rate is 30%.

          In June 1998,  the  governments  of the  individual  Brazilian  states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to certain  services to which the ICMS had not previously been applied,  including cellular  activation.  The agreement also provides that the ICMS may be applied  retroactively to activation  services rendered during the five years preceding June 30,
          1998. SEE ITEM 8 "FINANCIAL  INFORMATION--CONSOLIDATED  STATEMENTS AND
          OTHER FINANCIAL INFORMATION--LEGAL  PROCEEDINGS--LITIGATION RELATED TO
          THE APPLICATION OF THE ICMS."

     o    COFINS.  The  Contribuicao  Social para o Financiamento  da Seguridade
          Social,  or COFINS,  is a social  contribution  tax on gross  revenues
          (operating  and  financial).  On  November  27,  1998,  the  Brazilian government,  through Law no. 9,718,  increased the COFINS rate from 2%
          to 3%,  allowing a set-off of up to 1/3 of the COFINS  amount with the amount  owed  as a  result  of the  Contribuicao  Social  Sobre  Lucro
          Liquido, or CSL. The Provisional Measure no 1991-13 of January 13,2000
          had revoked the allowance to set-off of up to 1/3 of the COFINS amount with the amount owed as a result of the CSL for periods  after January
          1, 2000.

     o    PIS.  The Programa de  Integracao  Social,  or PIS, is another  social contribution  tax  which,  together  with the  COFINS,  is  imposed on certain  telecommunications  services  at a combined  rate of 3.65% of gross revenues (operating and financial).

     o    FUST. On August 17, 2000,  the Brazilian  government,  through Law no.
          9,998,   created  the  Fundo  de   Universalizacao   dos  Servicos  de
          Telecomunicacoes, or FUST, a social contribution tax applicable to all telecommunication  services.  The purpose of the FUST tax is to fund a portion of the costs incurred by  telecommunication  service providers to meet the  universal  service  targets  required by ANATEL,  in case these costs are not  entirely  recoverable  through the  provision  of telecommunication  services.  The FUST is  imposed  at a rate of 1% on

          gross   operating   revenues  and  its  cost  may  not  be  passed  to
          subscribers.

     o    FUNTTEL. On November 28, 2000, the Brazilian  government,  through Law
          no. 10,052,  created the Fundo para  Desenvolvimento  Tecnologico  das
          Telecomunicacoes,  or FUNTTEL, a social contribution tax applicable to all telecommunication  services.  The purpose of the FUNTTEL tax is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by:

          o    Encouraging research and development of new technologies;
          o    Promoting the qualification of human resources;
          o    Creating new employment opportunities; and
          o    Allowing small and medium companies to access the lending market.

          The FUNTTEL is imposed at a rate of 0.5% on gross  operating  revenues and its cost may not be passed to subscribers.

          o    FISTEL.  On July 7, 1966, the Brazilian  government,  through Law
               no. 5,070, created the Fundo de Fiscalizacao das Telecomunicacoes
               ("FISTEL"),  a tax applicable to telecommunication  services. The purpose  of  FISTEL  is to  provide  financial  resources  to the
               Brazilian  government for promoting the control and inspection of the sector.

          FISTEL is supported by two fees: a fee for  inspection  and installing assessed on authorized  telecommunication  stations at the time of the issuance of the authorization certificate.  There is a fixed value for this fee  according to the kind of  equipment.  The other is a fee for inspection and operation that is annually assessed on the total number of stations  authorized  until  December 31 of the previous  year. The latter fee  corresponds to 50% of the estimated fee for inspection and installing.

BILLING AND COLLECTION

The  Company's   billing  system  has  four  main   functions:   (i)  subscriber
registration,  (ii) subscriber  information  management,  (iii) accounts payable management  and (iv)  billing  and  collection.  To  facilitate  the billing and collection processes, there are eight staggered billing cycles per month.

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
The Company's net losses on trade accounts  receivable  were 6.5%, 7.4% and 3.8%
of gross  operating  revenues in 1998, 1999 and 2000,  respectively.  SEE ITEM 5
"OPERATING AND FINANCIAL REVIEW AND  PROSPECTS--OPERATING  RESULTS FOR THE YEARS
ENDED DECEMBER 31, 1998, 1999 AND 2000--OPERATING  EXPENSES--SELLING  EXPENSES."
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

The Company  receives  roaming fees from other cellular  service  providers when their subscribers make cellular calls while within the Region,  and pays roaming fees to other  cellular  service  providers when its  subscribers  make cellular
calls  while   outside  of  the  Region.   SEE  ITEM  4   "INFORMATION   ON  THE
COMPANY--BUSINESS  OVERVIEW--SOURCES  OF  REVENUE--ROAMING  FEES."  The  Company
receives network usage fees from other service  providers when their subscribers make calls that  terminate on a cellular  telephone  within the Region,  and the
Company pays network usage fees when its  subscribers  make calls that terminate on the  network of another  service  provider.  SEE ITEM 4  "INFORMATION  ON THE
COMPANY--BUSINESS  OVERVIEW--SOURCES  OF REVENUE--NETWORK  USAGE CHARGES." After
each  collection  cycle is over,  the  Company and the other  service  providers reconcile  the  amounts  owed  between  them  and  settle  on a net  basis.  For international  and domestic  long-distance  calls made by its  subscribers,  the
Company  forwards  the amount  collected  for such calls to EMBRATEL and charges
EMBRATEL a fee for the use of its cellular telecommunications network.

NETWORK

As of December 31,  2000,  the  Company's  cellular  telecommunications  network covered  approximately  85% and  58% of the  population  of  Area 7 and  Area 8, respectively.  The Company  continues to expand its cellular  telecommunications network to cover as broad a  geographical  area as is  economically  feasible in order to meet consumer demand.  Under the  Concessions,  the Company has certain obligations  concerning  network  coverage.  SEE  ITEM  4  "INFORMATION  ON  THE
COMPANY--BUSINESS   OVERVIEW--REGULATION  OF  THE  BRAZILIAN  TELECOMMUNICATIONS
INDUSTRY--OBLIGATIONS OF TELECOMMUNICATIONS  COMPANIES." At present, the Company is in compliance with its network  coverage  obligations and has met or exceeded all ANATEL requirements.

As of December 31, 2000, the Company's  cellular  telecommunications  network in
Area 7 consisted of 13 cellular  switches,  601 base stations,  35 repeaters and
36.060 voice  channels and one  national  and two  regional  signaling  transfer points. The Company's seven Nortel DMS-MTX and five Ericsson AXE 10 switches are distributed among its switching centers, which are located in Brasilia, Goiania,
Palmas,  Campo Grande,  Cuiaba,  Rondonopolis,  Porto Velho and Rio Branco.  The
network is connected primarily by a fiber-optic  transmission system leased from fixed-line  service  providers  in the  Region.  Nortel  and  Ericsson  are  the
Company's primary suppliers of cellular telecommunications equipment.

On October 7, 1999, NBT commenced providing cellular telephone  services,  using the Nortel DMS-MTX cellular platform  throughout its network. As of December 31,
2000,  NBT had nine  cellular  switches  in  Manaus,  Belem,  Santarem,  Maraba,
Redencao, Sao Luis,  Imperatriz,  Boa Vista, Macapa, 112 base stations and 6.874 voice channels.

The Company  continues  to increase  the capacity and improve the quality of its cellular  telecommunications  network by deploying  new base stations and adding channels to existing base stations.  This development is carried out in response to projected subscriber demand and international  quality standards for cellular telecommunications  service. The Company's management believes that its cellular telecommunications  network will require further development to continue to meet the demand for cellular  telecommunications services in the states' capitals and their surrounding metropolitan areas.

Digitalization represents one of the Company's key strategic initiatives.  Until
1997, the Company supplied only AMPS analog cellular telecommunications service.
Since  1998,  the  Company has been  up-grading  its  network to supply  digital service  based on the TDMA  standard in the  Federal  District,  Rondonia,  Mato
Grosso do Sul, Goias, Mato Grosso, Acre and Tocantins.  The Company's management believes  that  digitalization  offers  certain  advantages,  including  greater network capacity,  reduced  operating costs and additional  revenues through the sale of value-added services. Digital cellular  telecommunications services also offer subscribers greater security.

In 2000, the Company also increased its  transmission  capabilities by deploying numerous  radio  links to connect  cell  sites to  switches.  Additionally,  for interconnection purposes, the Company started deploying and projecting long haul transmissions to connect its main routes,  such as Campo Grande -Dourados in the
State  of  Mato  Grosso  do Sul.  These  changes  should  reduce  the  Company's connection costs.

Besides  increasing  the  number  of  cellular  platforms,  in 2000 the  Company expanded its  voice-mail  and prepaid  platforms in the Region.  As of March 13,
2000,  the Company  made  available  the short  message  service  ("SMS") to its subscribers,  named  E-CELULAR.  SMS allows  subscribers  using digital cellular handsets to receive and send messages  directly on the screen of their  handset.
The Company activated in 2000 its platform for SMS, based in Brasilia,  to cover the entire Region, including Area 8.

Also, in 2000, the company  activated CSD (Circuit  Switched Data)  platforms in
Brasilia, Goiania, Campo Grande, Cuiaba, Belem, Manaus and Sao Luis and, in late
November,  the Company will  activate its WAP  (Wireless  Application  Protocol)
Gateway  provided by Ericsson to provide  customers  with data  services  and to obtain  convergence with the Internet.  The service started with slow growth due to the lack of handsets available in the market, but it is now gaining force due to the  increasing  availability  of  handsets  and the new  applications  being developed.

In 2000, the Company acquired a  telecommunications  network  management  system from TTI, an Israeli  company,  which is expected to supervise the entire Region network by July 2001.  This  telecommunications  system is  expected  to operate through a 24 hours per day/7 days per week  management  center,  currently being installed in Brasilia.

FRAUD DETECTION AND PREVENTION

The two principal  types of fraud  encountered  by the Company are  subscription fraud and cloning  fraud.  Subscription  fraud  occurs when a person,  typically
using   a   fictitious    identification    and   address,    obtains   cellular
telecommunications  service with no intention of paying for the service and then incurs  substantial  charges  before the  cellular  service  provider is able to identify the fraud and terminate  service.  Such fraud is detected  prior to the invoicing  of charged  services by means of analysis of the use of the  cellular line and of  information  on the  subscriber  on file with the  Company and with collection agencies.  However,  controlling this type of fraud is made difficult by virtue of ANATEL's  application of Rule 05/78, which prohibits the suspension of service prior to an account being 15 days past due.  However,  service may be still  suspended  when the  subscription  is a  suspect  one and  fraud has been confirmed (by means of specific check-ups).  In such cases, the rules imposed by
ANATEL do not prevent the discontinuance of service.  Nonetheless,  subscription fraud constitutes one of the most significant problems for cellular companies in
Brazil.

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

QUALITY OF SERVICE

In the past, the Company's  cellular  telecommunications  network was subject to occasional  congestion in certain  areas,  primarily  the Brasilia  metropolitan area.  Congestion  can result in the  inability to make calls and the  premature
termination  of  calls.   The  Company's   service  problems  were  worsened  by
government-imposed constraints on the Company's capital expenditure budget until
July 1998, which prevented the Company from increasing  network capacity to meet demand for cellular  telecommunications service in parts of the Region. SEE ITEM
4   "INFORMATION    ON   THE    COMPANY--HISTORY    AND   DEVELOPMENT   OF   THE
CORPORATION--CAPITAL  EXPENDITURES."  Following the Breakup,  thE Company was no
longer subject to government  imposed  capital  expenditure  constraints,  which allowed for increased  investment in the Company's  cellular  telecommunications network.  Network congestion in the concession areas of Telebrasilia Celular and
Teleacre  Celular in the past limited the  Company's  ability to meet demand for cellular  telecommunications  services  and  resulted in the creation of waiting lists to obtain such services. However, by November 1998 the congestion problems had been resolved and the Company had eliminated all waiting lists.

COMPETITION

The General  Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. The Federal Government has granted ten licenses  to private  companies  (each a "Band B Service  Provider")  to provide cellular  telecommunications  service within  particular  regions of Brazil on a frequency  range  referred  to as  "Band  B." The  frequency  range  used by the cellular  service  providers  that  were  spun  off from  the  TELEBRAS  System, including the Company (each a "Band A Service Provider") is referred to as "Band
A." Each Band B license covers a geographic  region which generally  corresponds to  a  Cellular  Region.  SEE  ITEM  4  "INFORMATION  ON  THE  COMPANY--BUSINESS
OVERVIEW--REGULATION OF THE BRAZILIAN  TELECOMMUNICATIONS  INDUSTRY--CONCESSIONS
AND LICENSES."

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

The Company's  management  estimates that, as of December 31, 2000, Americel had approximately 21.6% of the market,  covering  principally the state capitals and surrounding metropolitan areas.

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
On September  30, 1999,  the Federal  Government  granted a concession to Global
Village Telecom, S.A. to provide fixed-line  telecommunications  services in the same  concession  area as Tele Centro  Sul.  Global  Village  Telecom  S.A.  has
undertaken to install 650,000  fixed-line  telephones until 2002 and to this end
will  invest   approximately  R$1  billion.  The  concession  includes  a  broad authorization  to use fixed  wireless  solutions to attain rapid  deployment  of fixed-lines to subscribers.

     BAND A COMPETITION IN AREA 8

In Area 8, the Band B Subsidiary  competes with the  subsidiaries  of Tele Norte
Celular  Participacoes S.A., whose commercial name is Amazonia Celular and whose shareholders  include Telesystem  International  Wireless (Brasil),  Inc., Banco
Opportunity S.A. and Brazilian pension funds. As of December 31, 2000,  Amazonia
Celular's  subsidiaries had approximately  756,502 subscribers and a penetration rate of 5.09 subscribers per 100 inhabitants.  It provides largely AMPS service, with TDMA service  launched only in September 1999. By the end of 2000, it had a
74.7% market share.

     PCS COMPETITION

In November 2000, ANATEL published  regulations for the issuance of new licenses to provide  wireless  communication  services  through a new technology known as personal  communication  services,  or PCS. New PCS  licenses  will compete with existing  cellular  operators in each region.  PCS,  which is similar to digital cellular  telecommunications  services,  will  operate at the 1.8 GHz  frequency range.  The  regulations  divided  Brazil into three  regions  covering the same geographic area as the concession for the fixed-line  telecommunication services and provide for three PCS licenses to be granted in each of these  regions.  The three  licenses  in each  region are  referred  to as Band C, Band D and Band E, respectively.  ANATEL held auctions for PCS licenses during the first quarter of
2001 in  which  some of  these  PCS  licenses  were  awarded  and  plans to hold additional auctions in the future to sell the remaining PCS licenses.  According to the PCS  regulations:

     o    Each  successful  bidder will  receive,  besides an  authorization  to provide  PCS  service in the  relevant  region,  an  authorization  to provide  domestic  and  international  long-distance  services in that region;

     o    Existing  cellular service  providers,  as well as new entrants in the
          Brazilian  telecommunications  market,  may bid for Band C, Band D and
          Band  E  PCS  licenses.   However,   fixed-line  operators  and  their
          controlling  shareholders  may  only  bid  for  Band D and  Band E PCS licenses;

     o    A  cellular   or  PCS   operator,   or  its   respective   controlling
          shareholders,  may not hold  more  than  one  license  in any  region.
          Accordingly,  a cellular  operator that is awarded a PCS license which results  in a  geographical  overlap  between  its  licenses  has  two alternatives:  (i) it may sell  its  stake  in its  existing  cellular operator  within six months of executing the contract  relating to the
          PCS license; or (ii) it may renounce the PCS license in the geographic regions where the overlap exists.

     o    Current Band A and Band B cellular  service  providers  were given the option of exchanging their existing  concession for PCS licenses.  SEE
          ITEM 4 "INFORMATION ON THE COMPANY--BUSINESS  OVERVIEW--REGULATION  OF
          THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY."

     BAND C COMPETITION

There were no  participants  in the auction for the Band C PCS licenses  held on
January  30,  2001.  ANATEL  plans to hold a second  auction  for the Band C PCS licenses.

     BAND D COMPETITION

On  February  13,  2001,  ANATEL  held an auction  for the Band D PCS  licenses.
Telecom  Italia Mobile  ("TIM"),  bid  successfully  for the Band D PCS licenses covering  two of the PCS  regions - the  center-south  of Brazil  region,  which comprises  the  concession  areas of our  Subsidiaries,  with the  exception  of
Teleacre  Celular S.A.,  Teleron  Celular S.A. and Norte Brasil Telecom S.A, and
the Sao Paulo State region. TIM paid R$543 million for the Band D PCS license in the  center-south  region and R$997  million  for the Band D PCS  license in the
State of Sao Paulo,  representing  premiums  of 0.6% and  40.42%,  respectively, above the minimum bid price established by ANATEL.

TIM will be permitted to commence  Band D operations  in 2002  provided that the fixed-line  service  provider in each of these regions  achieves the operational targets  established by ANATEL by December 2001.  Tele Centro Sul  Participacoes
S.A.,  known as Brasil Telecom,  is the fixed-line  provider in the center-south region and Telecomunicacoes de Sao Paulo S.A. - Telesp, known as Telefonica,  is the fixed-line provider in the Sao Paulo State region.

Tele Norte Leste Participacoes S.A ("Telemar"),  the primary fixed-line operator in the  remaining  region,  comprising  of 16  states  in the  north and east of
Brazil,  bid  successfully  for the PCS license  covering the region in which it offers fixed-line  telecommunications  services.  Telemar paid R$1.1 billion for the Band D PCS license,  which represents a 17.23% premium above the minimum bid price  established  by  ANATEL,  and  will  provide  PCS  services  through  GSM technology.  Telemar  will be permitted  to commence  Band D operations  in 2002 provided  that it achieves  the  operational  targets  established  by ANATEL by
December 2001.

     BAND E COMPETITION

On March 13, 2001,  ANATEL held an auction for the Band E PCS licenses.  TIM was the only  bidder in the Band E PCS  auction,  acquiring a license to provide PCS services  in the  region  comprising  of the 16  states in the north and east of
Brazil,  in which  Telemar  operates  as a  fixed-line  provider.  There were no bidders  for the Band E PCS  licenses in the two other  regions.  TIM paid R$990 million for the license,  which represents a 5.32% premium above the minimum bid price  established by ANATEL.  TIM will also be permitted to commence Band E PCS operations  in 2002,  provided  that Telemar  achieves the  operational  targets established by ANATEL by December 2001.

ANATEL  plans  to hold a  second  auction  for the  Band E PCS  licenses  in the center-south and the Sao Paulo State regions.

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

OPERATING AGREEMENTS

     INTERCONNECTION AGREEMENTS

In order to make telephone calls, subscribers use the telecommunication services available  on the  networks  provided by the  SWITCHED  FIXED  TELEPHONE  SYSTEM
("STFC")  and the  CELLULAR  MOBILE  SERVICE  ("SMC").  In order  to  facilitate telecommunications  between  cellular  telephone users and fixed-line  telephone users, as well as among cellular  telephone  users, it is necessary to establish
Network Interconnection Agreements.

Each network makes its Interconnection Points available,  and circuits with 2 Mb are used to establish  the  physical  connection  between  these  points.  These physical  connections  may be  provided by any of the parts or by both parts or, under extraordinary  circumstances,  they may be obtained through contracts with third parties.

In Network  Interconnection  Agreements,  the  responsibility  for providing the
physical   connection   is  shared   equally  by  the  two   companies  and  the
responsibility for physically  building each connection is normally  established by the  Parts in  common  agreement  upon the joint  technical  planning  of the connection.

     ROAMING AGREEMENTS

Agreements  for automatic  roaming have been  established,  through the National
Roaming  Committee  ("CGR"),  among all the Band A and Band B  cellular  service providers,  except  Americel  S.A.  with the  Company  in Area 7 and Tele  Norte
Celular  Participacoes  S.A.  with NBT in Area 8, with which the  Company is not obligated to enter into such an agreement pursuant to ANATEL regulations.

The agreements permit the Company's  subscribers to use their cellular phones on networks of other  cellular  service  providers  while  traveling  or  "roaming"
outside the  Region.  Conversely,  the  Company is required to provide  cellular
service  to  subscribers  of  those  cellular   service   providers  when  those
subscribers  are within the Region.  The agreements  require the Company and the other cellular  service  providers to provide service to roaming  subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges.

Each company  participating in the National Automatic Roaming Network pays a fee equal to R$0.05 per originated or terminated call that involves roaming.

The Brazilian  cellular service  providers have also,  through CGR, entered into international  roaming agreements with foreign Service  Providers,  which permit their  subscribers  to use their  cellular  phones in Argentina  and Uruguay and subscribers of those service  providers to use their cellular  phones in Brazil.
The terms of these  international  roaming  agreements  vary from  agreement  to agreement.  The  Company  also  has  a  roaming  agreement  with  Gradiente,  an international  cellular service roaming  provider,  to permit its subscribers to have roaming  services in North  America,  Europe,  and many  countries in Asia,
South Africa and Oceania.

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
ANATEL is a government  body governed by a separate  regulatory  scheme.  It has administrative and financial  independence and is linked but not subordinated to the Ministry of  Communications.  ANATEL has authority to issue legally  binding
regulations  to   telecommunications   service  providers.   Any  such  proposed
regulation is subject to a period of public  comment,  which may include  public hearings.  Due to its independent  status,  decisions or regulations  enacted by
ANATEL are not sub to appeal to any other government body, i.e. they can only be challenged  administratively within ANATEL or judicially.  ANATEL directors have fixed tenures, which further strengthens its autonomy.

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

ANATEL,  through its  resolutions  235 and 254,  which were enacted in September
2000 and January  2001,  respectively,  granted the cellular  service  providers operating  under  the  Concessions  the  option  of  converting,  at  their  own discretion,  their concession agreements into PCS authorization agreements. Upon choosing such conversion,  the cellular service provider would receive, for each of the  Concessions  being  converted,  an  authorization  to  provide  cellular service,  an  authorization  to provide  domestic  long-distance  service and an authorization to provide  international  long-distance  service,  as well as the right to use an additional  10 MHz band at the 1.9GHz range to provide  cellular service. This additional radio frequency band, however,  would be charged to the service provider choosing the conversion option.

The  Company  is  currently  analyzing  whether to make the  conversion.  If the
Company  opts  to  convert,   the  additional  band  would  require  payment  of
approximately R$85 million. Operating under an authorization would implicate the loss of the guarantee of the terms and conditions of the license for the 15-year term,  however,  it would give the  Company  greater  discretion  in running the business  and  relieve  the Company of the  obligation  to revert its  operating assets to the Brazilian government when the Concessions end.

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
(vii) monthly rate of connected calls,  originated from Company's subscribers at peak hours,  greater than 57%;  (viii)  monthly rate of calls  connected in less than 15 seconds  during peak hours  greater that 85%; and (xiv)  monthly rate of dropped calls at peak hours smaller than 3%. All cellular service providers must
submit   monthly   reports   regarding   such   rates   to   ANATEL.    Whenever
under-performance  is unjustified  and best efforts to avoid the failure are not proven,  ANATEL can audit the respective cellular service provider.  If auditing results point to complete  disregard by the concessionaire of its obligations to provide  quality and  continuous  cellular  service,  such service  provider may suffer  intervention  by  ANATEL  and  possible  license  revocation.  With  the exception of NBT,  which has not complied  with the target  described in section
(vii) above,  the  Subsidiaries  have met all the monthly  targets so far. While there can be no assurances,  the Company  anticipates  that NBT will soon comply with all the monthly  targets and that the Company  will  continue to reach such targets at all times.

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

The initial  price cap agreed upon by ANATEL and the Company in the  Concessions is based on previously existing tariffs, which were developed based on the fully allocated  costs of the Company.  The initial price cap is adjusted on an annual basis under a formula set forth in the Concessions. The price cap is adjusted to reflect the rate of inflation as measured by the IGP-DI.

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
The price cap for the network  usage fee varies from company to company based on the underlying cost  characteristics of each company's network.  For a breakdown of the Company's  past network usage  charges,  SEE ITEM 4  "INFORMATION  ON THE
COMPANY--BUSINESS OVERVIEW--SOURCES OF REVENUE--NETWORK USAGE CHARGES."

     ANCILLARY SERVICES, VALUE-ADDED SERVICES AND INTERNET REGULATION

Under the recently amended Norm 23/96, cellular service providers are authorized to provide  ancillary  services to  subscribers  in connection  with one or more service plans.  The Company  currently  offers its TDMA capable  subscribers the following  value-added  services:  (i) caller  identification;  (ii) voice mail;
(iii) call forwarding; (iv) call waiting; (v) three-way calling; (vi) SMS; (vii)
e-web; and (viii) WAP. On June 15, 2000,  ANATEL issued Resolution 226, amending
Norm 23/96.  Resolution  226 requires all  cellular  service  providers to offer voicemail  service  in all  service  plans,  defines  strict  rules for  billing air-time in connection with voicemail usage and authorizes the service providers to provide  and charge for SMS in  connection  with one or more  service  plans.
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

Fernando  Henrique  Cardoso,  who  was  Finance  Minister  at  the  time  of the implementation of the REAL Plan, was elected President of Brazil in October 1994 and, in October 1998,  was reelected for an  additional  four-year  term,  which began in January  1999.  President  Cardoso is the leader of a coalition  of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic  Party,  holds the third largest number of seats in the coalition.

The legislative  agenda in 2000 was dominated by discussions  regarding proposed reforms to Brazil's  corporations  law, as well as discussions  regarding fiscal reform. While the corporations law reform was successfully approved by the House of Representatives, the fiscal reform, although undergoing significant evolution as far as discussions and partisan negotiations are concerned,  has not yet been submitted to vote in the Brazilian  Congress.  It is expected to be submitted to the Brazilian Congress in 2001.

Between  the  second  semester  of 2000 and the  first  semester  of  2001,  the legislative  branch of the government has allegedly been involved in a series of situations  linked to corruption and there have been reports of rivalries  among key partisan leaders. The election of a new President of the Senate, followed by the  accusation of senators,  including the former  President of the Senate,  of wrongfully  disclosing the contents of a secret voting list,  have dominated the political arena during the first months of 2001.

The electric power crisis and the effect that the contingency  measures may have on Fernando  Henrique  Cardoso's  popularity  currently  are the most  prominent issues, amid the arrangements for Presidential succession in year 2002.

The privatization  process is still under way, with the upcoming sale of federal assets in the energy generation and sanitation sector as well as the issuance of pending PCS licenses to increase competition in the  telecommunications  market.
SEE  ITEM 4  "INFORMATION  ON THE  COMPANY-BUSINESS  OVERVIEW-REGULATION  OF THE
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
The REAL appreciated  through January 1995 and thereafter  gradually declined in value  against the dollar,  reaching  R$1.2087 to US$1.00 on December  31, 1998.
Notwithstanding  the  success  of  the  REAL  Plan  in  lowering  inflation  and stabilizing  the  Brazilian  economy,  the REAL  Plan  has also led to  economic slowdown, and a rise in unemployment in most regions and sectors of the economy.

After the REAL devaluation in 1999 and a period of adjustment to a new regime of free floating exchange rates, the Brazilian economy returned to a growth path in the year 2000.  Although  the year 2001 shows trends for a higher rate of growth by the end of the year,  the recent energy crisis is expected to have a negative effect on the growth of the Brazilian  economy,  causing many analysts to review growth forecasts for 2001.

By the end of 2000, GDP grew 4.5%, thus exceeding expectations. Brazil's current accounts  deficit  diminished  in 2000 and closed  the year at US$24.6  billion, compared to a 1999 year-end deficit of US$25.4 billion.

Foreign  direct  investment net inflows stood at US$17 billion by year-end 1997,
US$25  billion by year-end  1998,  US$30  billion by year-end  1999,  and US$ 33 billion by year-end 2000, thus representing  proportional growth of 10% in 2000.
The first quarter of 2001 showed foreign direct investment net inflows of US$6.8 billion.

Brazilian internal interest rates have added momentum to the economic growth. By year end 1998, the Selic rate, the basic interest rate for the economy, stood at
28.96% per year.  Shortly after the January 1999  devaluation  of the REAL,  the
Selic  rate  peaked  at 44.99% in March,  1999  while the  monetary  authorities struggled to hold down inflationary  pressure and the outflow of investment from the country.  By year-end 1999, the Selic rate was down to 19.03% and closed the year 2000 at 15.75%, reaching 16.75% on June 1, 2001.

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

The current  volatility  in the  securities  markets in Latin  America and other emerging market countries has been attributed,  at least in part, to the effects of the Asian  and the  Russian  economic  crises of  1997-98  and to the  recent increase in interest rates in  industrialized  countries,  especially the United
States.  Recently,  the  growing  concern  in the  financial  markets of whether
Argentina will be able to keep the currency parity system with the dollar and to avoid a default  on its  foreign  debt has  created a  significant  movement  of investors  to hedge  against  a  possible  devaluation  in the  Argentine  local currency and  consequently  the  Brazilian  Real,  creating some pressure at the exchange rates of the free floating Real against the Dollar.

There  can be no  assurance  that  the  Brazilian  securities  markets  will not continue to be affected  negatively by events elsewhere,  especially in emerging markets,  or that  such  events  will not  adversely  affect  the  prices of the
Company's securities.

INFLATION AND DEVALUATION

Brazil experienced extremely high and generally unpredictable rates of inflation and of devaluation of Brazilian currency for many years until the implementation of the REAL Plan. Inflation itself, as well as certain governmental  measures to combat inflation, and public speculation about possible future actions have also historically  contributed  to economic  uncertainty  in Brazil and to heightened volatility in the Brazilian  securities markets.  SEE ITEM 4 "INFORMATION ON THE
COMPANY--BUSINESS OVERVIEW--BRAZILIAN ECONOMIC ENVIRONMENT."

The following table sets forth the rate of Brazilian  inflation,  as measured by the IGP-M, and the devaluation of the Brazilian currency against the U.S. dollar
during  the  periods   indicated.   Although  the  1999   inflation   index  was
significantly  impacted by the  devaluation  of the REAL in the beginning of the year,  the  2000  index  showed a  return  to the one  digit  levels  of  annual inflation,  which  indicates  that  the  impact  from the  devaluation  has been absorbed.

                                                    YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                1998          1999       2000
                                             ----------    ---------   --------
                                                          (PERCENTAGES)
Inflation (IGP-M)...........................    1.8          20.1         9.95
Devaluation (Brazilian currency vs. US$)....    8.3          48.0         9.3

Under the REAL Plan, the rate of Brazilian inflation has decreased  considerably since July 1994. The exchange rate between the REAL and the U.S. dollar remained relatively  stable  from  mid-1994  to year-end  1998,  but  extreme  volatility returned in 1999.  The exchange rate then reached a more stable pace in 2000 and remained stable, until recently,  when the economic crisis in Argentina, as well as internal  political  factors  contributed  to an  increase in exchange  rates
During the first quarter of 2000, inflation,  as measured by the IGP-M, amounted to 1.75% and the  devaluation  of the REAL  against the U.S.  dollar was -2.33%, showing an increase in the value of the Real. The devaluation in 2000, peaked at
9.53%  and  finished  the year at 9.3%.  The  first  quarter  of 2001  showed an inflationary increase of 1.42%, reflecting growth, while the REAL lost 10.54% of its value against the U.S. dollar.

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

ORGANIZATIONAL STRUCTURE

The Holding Company and its Operating Subsidiaries

The following table sets forth the  contribution  made by each Subsidiary to the
Company's net operating  revenues for the year ending  December 31, 2000 and the
Holding Company's shareholding in each Subsidiary at December 31, 2000.

                                                            CONTRIBUTION TO
                                                         CONSOLIDATED RESULTS        HOLDING COMPANY OWNERSHIP
                                                         ---------------------   --------------------------------
                                                         % OF NET OPERATING          % OF SHARE       % OF VOTING
 SUBSIDIARY                                                    REVENUES                CAPITAL           STOCK
 ----------                                             ---------------------   ------------------- ------------
 Telebrasilia........................................            33.53                 88.21             90.87
 Telegoias...........................................            21.07                 92.22             91.18
 Telemat.............................................            14.63                 97.31             99.42
 Telems..............................................            12.52                 98.19             99.54
 Teleron.............................................             4.26                 96.98             97.99
 Teleacre............................................             2.13                 98.29             99.96
 NBT.................................................            12.09                 95.00             95.00

Substantially  all  the  Holding  Company's  assets  consist  of  shares  in the
Subsidiaries.  The Holding  Company relies almost  exclusively on dividends from the Subsidiaries to meet its needs for cash,  including cash to pay dividends to
its   shareholders.   SEE  ITEM  5   "OPERATING   AND   FINANCIAL   REVIEW   AND
PROSPECTS--LIQUIDITY AND CAPITAL RESOURCES."

On October 19, 1998 Tele Centro  Oeste/Inepar,  a  consortium  comprised  of (i)
Inepar S.A.  Industria e Construcoes  (50%) and (ii) the Holding  Company (50%),
was awarded a license to provide cellular telecommunications services in Area 8.
On May  21,  1999,  the  Company  acquired  45% of the  shares  of  Tele  Centro
Oeste/Inepar from Inepar,  increasing its holding in the consortium to 95%. Upon acquiring control,  the Company renamed Tele Centro  Oeste/Inepar  "Norte Brasil
Telecom S.A." and  registered it as a non-publicly  held company.  On October 7,
1999, NBT began providing Band B digital cellular  telecommunications service in
Area 8 in competition with Tele Norte Celular  Participacoes  S.A. Area 8 covers approximately 41% of the territory and 9% of the total population of Brazil.

PROPERTY, PLANTS AND EQUIPMENT

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

The Company  also leases  sites where its  cellular  telecommunications  network equipment is  installed.  As of December  31, 2000,  the Company had 22 cellular switches and 713 base stations in the Region, of which  approximately  8.5% were located on land owned by the Company and the  remainder of which were located on land leased by the Company. Most of these leases do not expire prior to 2003. In addition, the Company leases two retail stores in the Region.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Formation of the Registrant and Presentation of Financial Information

On May 22, 1998, in preparation for the  privatization  of the TELEBRAS  System, the TELEBRAS  System was  restructured  to form,  in addition to  TELEBRAS,  the
Holding Company and eleven other New Holding Companies. The restructuring of the
TELEBRAS  System was  accomplished  by means of a procedure  under Brazilian law called CISAO, or split-up.  Virtually all the assets and liabilities of TELEBRAS were  allocated  to  the  New  Holding  Companies  which,  together  with  their respective  subsidiaries,  comprise (a) three fixed-line service providers,  (b)
eight  cellular  service  providers  and  (c)  one  domestic  and  international long-distance  service  provider.  The  Registrant  is one of  the  New  Holding
Companies that was formed on May 22, 1998 as part of the Breakup of TELEBRAS. In the Breakup, certain assets and liabilities of TELEBRAS, including 81.4%, 83.8%,
91.9%,  96.0%, 91.3% and 94.0% of the share capital of Telebrasilia,  Telegoias,
Telemat,  Telems,  Teleron and Teleacre,  respectively,  were transferred to the
Holding Company.

On May  24,  1999,  NBT  was  constituted  as a  private  corporation  with  95%
participation  by the Holding Company.  NBT's operating  objective is to explore cellular services as well as all necessary and useful activities for delivery of these services within Area 8. NBT commenced operations on October 7, 1999.

The following  discussion  should be read in conjunction  with the  Consolidated
Financial  Statements of the Company and the notes  thereto,  which are included elsewhere in this Annual Report.  Certain important features of the presentation of the  Consolidated  Financial  Statements are described in the introduction to
Item 3A, "Selected Financial Information."

Effects of Changes in  Presentation  of Financial  Statements in 1998,  1999 and
2000

There are three significant differences in presentation between the Consolidated
Financial  Statements  of the  Company  for 1998,  1999 and 2000.  Each of these differences  should be taken into account in comparing  financial  condition and results of operations for that period.

FULLY SEPARATE  OPERATIONS OF THE  SUBSIDIARIES.  The Band A  Subsidiaries  were created effective January 5, 1998, by splitting up the Predecessor  Companies to separate their cellular operations from their fixed-line operations.  The Band B
Subsidiary  was created in May 1999. For 1998,  1999 and 2000, the  Consolidated
Financial  Statements  reflect  the  operations  of the  Subsidiaries  as  fully independent  companies  Costs were  specifically  identified  where possible and divided  accordingly  between  fixed and  cellular  operations.  Where  specific identification  was not possible,  costs were allocated  between the Predecessor
Companies' fixed-line and cellular operations in accordance with the methodology set forth in Note 2 to the Consolidated  Financial Statements.  It should not be assumed that the  financial  condition and results of operations of the cellular operations  of the  Predecessor  Companies  would have been the same if they had been  separate  legal  entities  or if their  businesses  had been  operated  as independent businesses prior to 1998.

CREATION OF THE HOLDING COMPANY. The Holding Company was created on May 22, 1998 in the Breakup of TELEBRAS,  and its assets were valued as of February 28, 1998.
For 1998,  1999 and 2000,  the  Consolidated  Financial  Statements  reflect the consolidated  financial  condition  and  results of  operations  of the  Holding
Company and the Band A Subsidiaries.

INDEXATION FOR INFLATION.  The Consolidated Financial Statements are prepared on a fully  indexed  basis to  recognize  the effects of changes in the  purchasing power of the  Brazilian  currency  during the periods  presented.  No indexation adjustments  were applied  during the year ended December 31, 1998 on account of the insignificant  level of inflation during that year.  However,  the financial statements as of December 31, 1998 and for the years then ended,  as well as the fully indexed  financial  statements for all previous  periods and for the years ended  December 31, 1999 and 2000,  have been restated into currency of December
31,  2000  purchasing  power.  SEE ITEM 3 "KEY  INFORMATION--SELECTED  FINANCIAL
INFORMATION"  AND  NOTE  2(B)  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS.  In
accordance with the constant currency methodology used in the preparation of the
Consolidated  Financial  Statements,  all of the amounts presented for the years ended  December  31,  1998 and 1999  have been  restated  in  constant  REAIS of
December  31, 2000  purchasing  power as measured by the IGP-M index during 2000
(which  produces a  correction  of 9.95% of all  amounts in 1999).  Because  the correction  factor  applied to 1998 and 1999 amounts  exceeded the rate of price inflation for many revenue and cost items, the accounting correction is itself a significant  explanatory  factor for the changes recorded for such items between
1998, 1999 and 2000 on the Company's Consolidated Statements of Operations. As a
result of this  monetary  restatement,  year-over-year  percentage  calculations emphasize decreases and dampen increases in such revenue and cost items.

Political, Economic, Regulatory and Competitive Factors

The following  discussion should be read in conjunction with the "Information on the Company" section included  elsewhere in this Annual Report.  As set forth in greater  detail below,  the Company's  financial  condition and  operations  are significantly  affected by Brazilian  telecommunications  regulation,  including regulation  of  tariffs.  SEE  ITEM  4  "INFORMATION  ON  THE  COMPANY--BUSINESS
OVERVIEW--REGULATION   OF  THE  BRAZILIAN   TELECOMMUNICATIONS   INDUSTRY."  The
Company's  financial condition and revenues and expenses also have been, and are expected to continue to be,  affected by the political and economic  environment in Brazil. SEE ITEM 4 "INFORMATION ON THE COMPANY--BUSINESS  OVERVIEW--BRAZILIAN
POLITICAL  ENVIRONMENT AND BRAZILIAN ECONOMIC  ENVIRONMENT." In particular,  the
Company's financial performance will be affected by (i) national economic growth and its  impact on demand  for  telecommunications  services,  (ii) the cost and availability  of financing and (iii) the exchange  rates  between  Brazilian and foreign currencies.

The  Company  has faced  competition  in the Region  since  November  1997.  The
Company's  management  expects  that,  as a result of  competition,  prices  for cellular  telecommunications  services will decline and the Company's  operating margins  will  diminish.  The scope of  increased  competition  and any  adverse effects on the  Company's  results and market  share will depend on a variety of factors that cannot now be assessed with  precision and are beyond the Company's
control.     SEE    ITEM    4    "INFORMATION    ON    THE     COMPANY--BUSINESS
OVERVIEW--COMPETITION."

Foreign Exchange and Interest Rate Exposure

The Company's  financial  condition and revenues and expenses may be affected by changes in foreign currency exchange rates (primarily the U.S. dollar/REAL rate)
and market  rates of  interest  (primarily  the London  Interbank  Offered  Rate
("LIBOR").

The principal foreign exchange risk faced by the Company arises from its foreign currency  liabilities.  As of December 31, 2000, the Company had R$236.4 million of  indebtedness  denominated in U.S.  dollars (of this amount,  R$207.9 million were Euro  Commercial  Papers  and  R$28.5  million  represented  financing  for equipment  imports) and R$53.1 million of  contingency  related to loans wrongly allocated to the Company at the time of the spin-off of TELEBRAS. The balance of this amount  arose when,  under  certain  agreed  procedures  for the Breakup of
TELEBRAS,  certain loans (the "TELEBRAS  Loans") were to have been spun off from the TELEBRAS  system  through (i) the  assignment  of the  obligation to pay the
TELEBRAS  Loans and (ii) the  assignment of the right to receive such  payments.
Although  the  obligation  to pay  the  TELEBRAS  Loans  was  duly  assigned  to
Telebrasilia and Telegoias,  the right to receive such payments was not assigned to the Holding  Company.  In light of this departure from the agreed  procedures for  assigning  the  right to  receive  payments  under  the  TELEBRAS  Loans in connection  with the  Breakup of  TELEBRAS,  payment of the  TELEBRAS  Loans was suspended  immediately  upon the change of control of the Holding  Company.  The
Company's  management  has  determined  that,  beginning  in January  1999,  the
TELEBRAS Loans will be treated for all purposes as REAL-denominated  liabilities bearing  interest at a rate equal to the IGP-M plus 6%.  Payment of the TELEBRAS
Loans has not resumed,  and steps are being taken to resolve the situation.  SEE
ITEM 8  "FINANCIAL  INFORMATION--CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL
INFORMATION--LEGAL PROCEEDINGS--LITIGATION RELATED TO TELEBRAS LOANS."

The Company's  revenues are earned almost entirely in REAIS, and the Company has
no  material   dollar-denominated  assets.  The  Company  has  hedged  the  Euro
Commercial  Papers' foreign currency  exposure existing as of December 31, 2000.
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

The Company is exposed to interest  rate risk as a  consequence  of its floating rate debt and limited floating rate interest-earning  assets. As of December 31,
2000, substantially all of the Company's interest-bearing liabilities, including the TELEBRAS  contingency,  bore interest at floating rates. The decision of the
Company's management to treat the TELEBRAS Loans as REAL-denominated obligations does not change their character as floating-rate interest obligations,  although the base rate of  interest  on the loans is now being  treated by the Company as
IGP-M rather than LIBOR.  The Company has not entered into derivative  contracts or made other  arrangements  to hedge  against  this risk.  Accordingly,  should market interest rates (principally IGP-M or, if the Company becomes obligated to service and repay the TELEBRAS Loans as U.S.  dollar  obligations,  LIBOR) rise, the Company's financing expenses will increase.

On January  12,  2001,  the  Holding  Company  announced  the  beginning  of the distribution  of the second  issuance of  promissory  notes,  comprising  of 500 notes,  with unit value of R$500,000,  amounting to R$250  million.  During this phase,  the total number of existing  promissory  notes was  subscribed  and the amount was used at the  payment of the first  issuing.  These  promissory  notes should  become  due  within  a  maximum  period  of 180  days  from  the date of subscription of each promissory note.

On January 2, 2001,  the bridge  loans with Banco  Nacional  do  Desenvolvimento
Economico e Social ("BNDES") for subsidiaries Telebrasilia,  Telegoias, Telemat,
Telems,  Teleron and Teleacre were converted into long-term loans. The operation amount  corresponded to R$43,8 million with payment  becoming due after a period of 5 (five years).  The operation's  amortization will be recorded quarterly and should cover the principal plus interest. The charges derived from the operation were based on the TJLP  (Long-term  Interest Rate) published by the Central Bank of  Brazil,  plus  2.5% per year as basic  spread  of BNDES and 1.5% per year as risks remuneration to the financial institutions.

OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1998, 1999, AND 2000

The following  table sets forth certain  components of the Company's  income for each of the years in the three-year period ended December 31, 2000.

                                                     YEAR ENDED DECEMBER 31,                     %CHANGE
                                             ------------------------------------   -----------------------------
                                                1998           1999          2000        1998-1999     1999-2000
                                             ---------     ----------    --------    --------------- -------------
                                                    (MILLIONS OF REAIS) (1)
Net operating revenue.....................     637.4         666.7          930.6          4.6           39.6
Cost of services..........................     260.3         326.5          532.2         25.4           63.0
Gross profit .............................     377.1         340.1          398.5        (9.8)           17.2
Operating expenses:
Selling expenses..........................      99.1         118.6          126.2         19.7            6.4
General and administrative expenses.......      46.3          64.5           78.4         39.4           21.5
Other net operating income (expense)......     (1.0)        (14.0)          (9.6)         n.m.         (31.4)
Total                                          146.3         197.2          214.2         34.7            8.6
Operating income before interest..........     230.7         143.0          184.3       (38.0)           28.9
Net interest expense(2)...................      69.7          47.6           30.1       (31.7)         (36.9)
Operating income (3).....................      161.0          95.4          154.2       (40.8)           61.7
Net non-operating expense.................      20.6           6.1           19.5       (70.6)          222.7
Employees' profit share...................       1.3           1.9            1.9         46.8            0.6
Income    before    taxes   and   minority     139.2          87.4          132.8       (37.2)           51.9
   interests..............................
Income tax and social contribution........      40.2          29.9           40.2       (25.7)           34.5
Minority interests........................      24.1          11.5           20.0       (52.1)           73.3
Reversal of interest on own capital             91.7          53.5           31.0       (41.6)         (42.1)
Net income................................     166.7          99.6          103.6       (40.2)            4.1

------------------
n.m.:  not meaningful

(1)  Information  is presented in constant  REAIS of December 31, 2000.  Columns may not add due to rounding.

     OPERATING REVENUES

The Company  generates  operating  revenue from (i) activation  fees,  which are one-time  sign-up charges paid to obtain cellular  service,  (ii) usage charges, which include  measured  service charges based on tenths of a minute of outgoing calls and roaming other similar  charges,  (iii) monthly  subscription  charges,
(iv)  network  usage  charges,  which are the amounts  charged by the Company to other  cellular  and  fixed-line  telephone  service  providers  for  use of the
Company's network by such service  providers'  customers (E.G., when one of such customers  calls one of the Company's  subscribers),  (v) resale of handsets and prepaid cards and (vi) other services and charges,  which primarily include fees arising from the transfer of cellular service from one user to another, and fees paid by subscribers  for  supplemental  services such as call  forwarding,  call waiting  and call  blocking.  In 1999,  the  Company  began to sell  handsets in connection with the provision of prepaid cellular  telecommunications  services.
SEE  ITEM  4  "INFORMATION  ON  THE   COMPANY--BUSINESS   OVERVIEW--SOURCES   OF
REVENUE--SUBSCRIBER RATES."

Details of Company Revenue

                                                      YEAR ENDED DECEMBER 31,                    % CHANGE
                                              --------------------------------------  ----------------------------
                                                 1998          1999          2000        1998-1999     1999-2000
                                              ---------   ------------ -------------  -------------- -------------
                                                     (MILLIONS OF REAIS) (1)
Gross Operating Revenue:
   Usage charges...........................      380.4        369.2          349.9        (2.9)          (5.2)
   Monthly subscription charges............      193.9        211.4          194.4          9.0          (8.0)
   Network usage charges...................      187.7        197.1          334.5          5.0           69.7
   Activation fees.........................       28.6          4.1              -       (85.7)           n.m.
   Resale of handsets and prepaid cards....          -         58.6          274.8         n.m.          368.7
   Others..................................        8.5         14.9           11.2         76.0         (24.7)
                                            --------------------------------------------
   Gross operating revenue.................      799.0        855.3        1.164.9          7.0           36.2
   Value-added and other indirect taxes ...    (161.6)      (188.7)        (234.2)         16.7           24.1
Net Operating Revenue......................      637.4        666.7          930.6          4.6           39.6
                                            ============================================

------------------
(1)  Information  is presented in constant  REAIS of December 31, 2000. SEE NOTE
     2(B) TO THE CONSOLIDATED  FINANCIAL STATEMENTS.  Columns may not add due to
     rounding.

Net operating  revenues  increased by 39.6% in 2000 and 4.6% in 1999. The growth in revenues over this three-year  period was driven  principally by increases in demand for cellular services.  The average number of subscribers increased 40.0%
to 621,043 subscribers in 1999 from 443,537 in 1998. In 2000, the average number of  subscribers  increased  to  1,209,854  or by 94.8% from 1999.  The growth in revenues in 1999 is due in part to a reduction in, and in some cases elimination of,  activation  fees,  which in turn  facilitated  new entries,  increased  the subscriber  base and  generated  additional  revenue.  The  introduction  of new
services,   such  as  prepaid  and  revenue  generated  by  roaming  fees,  also contributed  to the increased  revenue.  In 2000,  the  significant  increase in number of customers was due to the  performance  of NBT,  which  reached  almost
257,000 subscribers by December 31 and to the launching of alternative post-paid plans and new  services,  such as voice mail,  short  message and WAP  (Wireless
Application Protocol).

USAGE CHARGES.  Revenues from usage charges  decreased by 2.9% in 1999 from 1998 and by 5.2% in 2000 from 1999.  As of January  1999,  once  previous  accounting discrepancies  by  TELEBRAS  were  corrected,  the  Company  ceased  recognizing international  traffic as revenue and  expenses,  since this  traffic was due to
EMBRATEL.  To that extent,  the  variation in revenue from usage charges in 1999 from 1998,  exclusive of  international  calls, was generated mostly by an 11.3%
increase in outgoing domestic calls, from 583.1 million minutes to 649.1 million minutes. In 2000, the reduction of revenues from usage charges was caused by the decrease of 4.4% in the average number of contract customers.

MONTHLY  SUBSCRIPTION  CHARGES.  Revenues  from  monthly  subscription  payments increased by 9.0% in 1999 from 1998 and decreased by 8.0% in 2000 from 1999. The growth in  revenues  in 1999 was due mainly to a 24.3%  increase  in the average number of contract  customers.  The decrease in 2000  principally  reflected the
4.4% reduction in the average number of these customers.

NETWORK USAGE CHARGES.  Revenues from network usage charges increased by 5.0% in
1999  from 1998 and 69.7% in 2000 from  1999.  The  increase  in 1999 was due to growth in the volume of calls to the Company's  subscribers  originating outside the Company's network, which grew by 73.7% from 681.3 million minutes in 1998 to
1,183 million  minutes in 1999. The 1999 result  reflects the  renegotiation  of tariffs between the Company and the fixed-line  service providers in the Region,
which  account  for  53%  of  the  total  traffic,   thereby   diminishing   the
interconnection  fees to be  paid  (fixed-line  network  expenses).  SEE  ITEM 4
"INFORMATION  ON THE  COMPANY--BUSINESS  OVERVIEW--SOURCES  OF  REVENUE--NETWORK
USAGE  CHARGES."  From 1999 to 2000,  the  increase  in  network  usage  charges reflected  the  increase in the total  number of  subscribers,  resulting  in an increase in the volume of calls received by the Company's subscribers.

ACTIVATION  FEES.  Revenues from activation fees decreased by 85.7% in 1999 from
1998 and were no longer charged in 2000.  These decreases in activation  charges were  partially  offset  by an  increase  of  27.7%  in the  average  number  of subscribers in 1998. The decrease in revenues from  activation  fees in 1999 was due to the strategy by the  Subsidiaries to enlarge their  subscriber  bases, by way of promotions  reducing or waiving activation fees. In 2000, in continuation of this strategy, activation fees were completely suspended.

RESALE OF HANDSETS AND PREPAID CARDS. As of May 31, 1999 the Band A Subsidiaries
began to link  cellular  handset  sales with the  provision of prepaid  cellular telecommunications  services.  SEE ITEM 4 "INFORMATION ON THE  COMPANY--BUSINESS
OVERVIEW--SOURCES  OF  REVENUE--SUBSCRIBER   RATES."  Revenues  from  resale  of
handsets and prepaid  cards grew 368.7% from 1999 to 2000.  In this period,  the number of prepaid customers increased from 286,844 to 1,115,962.

OTHERS. Revenues from other services, which principally include fees earned from the  transfer  of  cellular  telephone  service  from  one user to  another  and supplemental  services such as call forwarding,  call waiting and call blocking, increased  by 76.0% in 1999 from 1998 and  decreased by 24.7% in 2000 from 1999.
The  significant  increase  from 1998 to 1999 was due mainly to the expansion of the  roaming  network,  which  Telebrasilia  obtained  by  participating  in the formation of a national  roaming  system.  Thus, the  Subsidiaries  paid roaming charges when their subscribers  accessed the roaming network,  Telebrasilia also benefited  ratably  from the revenue of the service  providers  that make up the system. In December 1999,  revenue from roaming charges was R$7.5 million.  That revenue was no longer  receivable in 2000,  causing a decline in total  revenues for the year.

VALUE-ADDED AND OTHER INDIRECT  TAXES.  The principal taxes assessed on revenues are ICMS,  PIS and  COFINS.  The ICMS rate in each  state in the  Region is 25%, except in the  State of Acre,  where  the rate for  domestic  telecommunications services is 17% for intrastate calls and 13% for interstate  calls, in the State of Mato Grosso,  where,  as of January 1999 the ICMS rate was raised from 25% to
30%. The rate on sales of prepaid cellular handsets in the Region is 17%, except in Goias where it is 7%. PIS and COFINS are imposed at a combined  rate of 3.65%
of gross operating revenues. Nonetheless, PIS and COFINS are calculated based on the total revenue of the Company,  including  financial  revenue.  The amount of value-added and other indirect taxes collected by the Company  represented 20.2%
in 1998,  22.1% in 1999 and 20.1% in 2000. The variations  reflect  increases in the Company's gross operating  revenue during each period, as well as changes in rates and the basis for calculating the  aforementioned  taxes.  Activation fees became  subject to ICMS for the first time with effect from July 1, 1998,  which increased the effective rate of taxation of operating revenues in 1998. SEE ITEM
8   "FINANCIAL   INFORMATION--CONSOLIDATED   STATEMENTS   AND  OTHER   FINANCIAL
INFORMATION--LEGAL  PROCEEDINGS--LITIGATION  RELATED TO THE  APPLICATION  OF THE
ICMS" AND NOTE 23 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

     COST OF SERVICES

                                                   YEAR ENDED DECEMBER 31,                      % CHANGE
                                         -----------------------------------------  -------------------------------
                                             1998           1999           2000        1998-1999      1999-2000
                                         ------------ -------------- -------------  --------------- ---------------
                                                  (MILLIONS OF REAIS) (1)
Cost of services:
Depreciation...........................       80.1          120.2          142.8          50.1            18.8
Personnel..............................        8.3            9.0           11.3           8.2            25.8
Third party materials and services.....       71.6           78.9           95.8          10.2            21.5
Fixed-line network expenses............       70.3           28.0           26.9        (60.2)           (4.1)
Fistel tax.............................       18.0           30.1           51.6          67.3            71.3
Cost of products sold..................          -           50.9          194.0          n.m.           281.1
Others................................        12.1            9.4            9.8        (22.3)             4.2
                                        ----------------------------------------------
Total.................................       260.3          326.5          532.2          25.4            63.0
                                        ==============================================

------------------
(1)  Information  is presented in constant  REAIS of December 31, 2000. SEE NOTE
     2(B) TO THE CONSOLIDATED  FINANCIAL STATEMENTS.  Columns may not add due to
     rounding.

Cost of services  increased by 63.0% in 2000 from 1999 and by 25.4% in 1999 from
1998.  The increase in 1999 and 2000  resulted  principally  from an increase in depreciation  costs related to the growth of the Company's  network and in costs due to the acquisition of handsets.  In 1999, this increase was partially offset by  a  decrease  in  amounts  paid  for  the  lease  of  available  capacity  on inter-connecting circuits.

DEPRECIATION.  Depreciation increased by 18.8% in 2000 from 1999 and by 50.1% in
1999 from 1998.  The increase in 2000  reflects the  expansion of the  Company's network. In addition, the growth in 1999 also reflects the Company's revision of its depreciation  policies and election to modify the  depreciation  periods for
certain   equipment  in  light  of   technological   developments  and  changing
international  business  practices.  Effective  January  1,  1999,  the  rate of depreciation of transmission  equipment increased from 10% to 14.29% and that of switching equipment from 7.69% to 10%.

THIRD PARTY  MATERIALS  AND SERVICES.  Materials  and services  include costs of materials and services  received  from third  parties,  including  network usage
charges  paid  to  other  cellular   telecommunications  service  providers,  to
fixed-line  companies and to EMBRATEL for the  completion  on their  networks of calls  originated by the Company's  customers.  Materials and services  expenses increased  by 10.2% in 1999  from  1998 and by  21.5%  in 2000  from  1999.  The increase in 1999 and 2000  principally  reflected the growth of subscriber base, especially  with  prepaid  services,  causing an increase in the volume of calls subject to network usage  charges  payable to other  telecommunications  service providers.

COST OF PRODUCTS SOLD. With the  introduction of prepaid cellular service on May
1999,  the  Company  began  to  purchase  cellular  handsets  to  resell  to its customers.  The cost of  products  sold was R$50.9  million in 1999 and  R$194.0 million in 2000.

FIXED-LINE  NETWORK  EXPENSES.   Fixed-line  network  expenses  represent  lease
payments to the Predecessor Companies for use of interconnecting  circuits among the  Company's  base  stations  and  switching  centers and for  reservation  of available capacity on the networks of the Predecessor  Companies.  Such expenses decreased  by 4.1% in 2000  from  1999  and by  60.2% in 1999  from  1998.  Such expenses  accounted  for 8.6% of total costs of services in 1999 compared to 27%
in 1998. The decrease in 1999 and 2000 is due mainly to reductions in fixed-line
interconnection   circuit  lease  payments   negotiated   with  the  Predecessor
Companies. SEE ITEM 4 "INFORMATION ON THE COMPANY--BUSINESS  OVERVIEW--OPERATING
AGREEMENTS--INTERCONNECTION AGREEMENTS."

FISTEL TAX. Fees payable to finance FISTEL were R$18.0  million,  R$30.1 million and  R$51.6  million  in 1998,  1999 and  2000,  respectively.  Fistel  fees are assessed against cellular service  providers for existing  facilities  (based on the number of active cellular lines), for the installation of new facilities and for each  activation of a new cellular  line. The 71.3% increase in 2000 was due principally  to  the  expansion  of the  Company's  subscriber  base  and to the installation of new base stations.

PERSONNEL.  Personnel  expenses  increased during the period,  rising from R$8.3 million in 1998 to R$9.0  million in 1999 and to R$11.3  million in 2000.  These increases were due principally to augments in the number of employees, which has kept pace with the growth in the  business.  The  growth  also  reflects  salary policies  instituted  in order to  attract  and  maintain  engineers  and  other personnel in an increasingly competitive environment.

OTHERS.  Other costs of services include rents of properties where the Company's base stations, towers and switching equipment are located, costs of power supply and other  similar  infrastructure  costs.  Other costs of services  were R$12.1 million,  R$9.4 million and R$9.8 million in 1998, 1999 and 2000,  respectively.
The decrease in 1999 reflects the  renegotiations of contracts for the expansion of the  Company's  network.  In 2000,  these  policies  have  continued  and the expenses remain constant.

     OPERATING EXPENSES

SELLING EXPENSES. Selling expenses increased 6.4% in 2000 from 1999 and 19.7% in
1999 from 1998.  The  increase in 1999  resulted  primarily  from an  aggressive marketing campaign for prepaid services,  which included  advertising  campaigns and an increase in sales commissions to independent  distributors.  In addition, the standardization of policy among the Subsidiaries  relative to provisions for doubtful accounts resulted in a change in calculation methodology as of December
1998.  The  methodology  comprises the recording of a provision to cover 100% of accounts  past due over 90 days.  For accounts not yet billed,  accounts not yet due and  accounts  past due  less  than 90 days,  the  percentages  historically obtained  from  write-offs  are  applied  to the gross  revenues  of the last 12 months.  Prior to December 1998,  provisions were based on 100% of accounts past due over 120 days. In the period from 1999 to 2000,  selling expenses  increased
6.4%. The increase in 2000 also resulted from  significant  efforts in marketing and  promotional  campaigns  and  expenses  related to sales  commissions.  This increase  was  partially  offset  by a 29.6%  decrease  on net  losses  on trade accounts receivable.  This reduction was caused by strong efforts in billing and collection processes in order to reduce subscribers' delinquency rates.

GENERAL  AND  ADMINISTRATIVE  EXPENSES.   General  and  administrative  expenses
increased  by 39.4% in 1999  from  1998 and by  21.5%  in 2000  from  1999.  The increase of these  expenses in 1999 and 2000 is due primarily to the increase in corporate personnel in the Holding Company. Due to the increase, personnel costs accounted  for 35.9% and  34.7% of total  costs in 1999 and 2000,  respectively.
Third party  services also accounted for  significant  growth in expenses of the
Company during this period.

OTHER NET OPERATING INCOME  (EXPENSE).  The Company recorded other net operating expense of R$1.0 million in 1998, compared with R$14.0 million in 1999 and R$9.6 million in 2000. Other net operating expenses in 1999 resulted  principally from the amortization of the deferred charge representing  premium,  which arose from the merger into the Company,  on December 14,  1999,  of COVERAGE  PARTICIPACOES
S.A., a subsidiary  of BID S.A.  with an  investment  in the Company as its only asset, is being amortized over a five year period.  This amount,  R$5.9 million, corresponds  to 1/60th of the  premium.  The  reduction  of Other Net  Operating
Expenses in 2000 resulted mainly from the practice adopted this year to register the above mentioned  amortization as non-operating  expenses. SEE NOTES 3(G) AND
31 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

     NET INTEREST EXPENSE

Net  interest  expense  of R$47.6  million  in 1999 and  R$30.1  million in 2000 resulted  primarily from the payment of dividends in the form of interest on own capital in the amount of R$53.5  million in 1999 and R$31.0 million in 2000. SEE
ITEM 5 "OPERATING  AND  FINANCIAL  REVIEW AND  PROSPECTS--LIQUIDITY  AND CAPITAL
RESOURCES." The Company  recorded  interest income of R$42.8 million in 1999 and
R$102.8 million in 2000, which resulted  principally from interest income on the
Company's  average  balance  of  cash  and  cash  equivalents,  which  increased significantly  as a result of increased cash  generation in 1999 and 2000.  Such interest  income  was  partially  offset by R$37.6  million  in 1999 and  R$98.5 million in 2000 in interest expense.

     NET NON-OPERATING EXPENSE

The Company recorded net non-operating  expense of R$20.6 million in 1998, R$6.1 million in 1999 and R$19.5 million in 2000.  Non-operating  expenses in 1998 and
1999 resulted primarily from losses or write-offs on the sale of property, plant and equipment in the amounts of R$19.6 million and R$6.1 million,  respectively, of certain analog transmission equipment that has become obsolete as a result of increasing  demand for digital  telecommunications  services.  The non-operating expense in 2000 is due to the  inclusion  of the  amortization  of the  deferred charge,  as  mentioned in the section  "Other Net  Operating  Income  (Expense)"
above. SEE NOTES 3(G) AND 31 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

     EMPLOYEES' PROFIT SHARING

All Brazilian companies are required under Brazilian law to compensate employees with profit sharing in addition to their salary and benefits. The amount of such profit  sharing is determined by  negotiation  between the Company and the labor unions  representing  the employees.  Employees  profit share was R$1.3 million,
R$1.9 million and R$1.9 million in 1998, 1999 and 2000, respectively.

     MINORITY INTERESTS

Minority  interests  reflect the  participation of minority  shareholders in the
Subsidiaries in the net income or loss of such Subsidiaries, as the case may be.
Minority  interests  were  12.6%,  10.4%  and 16.2% of  income  before  minority interests in 1998, 1999 and 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company's  principal capital  requirements are for capital  expenditures and payments of dividends  to  shareholders.  The Company made capital  expenditures totaling R$161.3 million,  R$218.4 million and R$255.7 million in 1998, 1999 and
2000,  respectively.  These expenditures related primarily to increasing network
capacity,   coverage  and  digitalization.   SEE  ITEM  4  "INFORMATION  ON  THE
COMPANY--HISTORY AND DEVELOPMENT OF THE COMPANY--CAPITAL EXPENDITURES."

The Holding  Company is required to  distribute to its  shareholders,  either as dividends or as tax-deductible  interest on own capital, 25% of its adjusted net income  determined  in  accordance  with  Brazilian  accounting  principles,  as adjusted in accordance with Brazilian  corporate law,  including any realization of the net  income  reserve.  The  Holding  Company  is also  required  to pay a non-cumulative  preferred dividend on its Preferred Shares in an amount equal to
6% of the share capital  attributable  to the Preferred  Shares under  Brazilian corporate  law,  which  requirement  may also be satisfied by  distributions  of interest on own capital.  In 2000,  the Holding  Company  distributed a total of
R$37.9 million  (R$40.1 million in 1999) in the form of interest on own capital.
SEE NOTE 25(D) TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Capital  expenditures were financed  principally with internally  generated cash throughout the period, together with financing in both national currency (mainly
R$84.0  million in December  31, 2000 from the  National  Bank for  Economic and
Social Development and R$186.9 million in promissory notes) and foreign currency
(mainly R$22.0 million from Export  Development  Corporation and R$207.9 million in euro commercial  papers). In January 2001, the Company announced the issuance of R$250 million in promissory notes. Also, in January, the Subsidiaries' bridge loans with the National Bank for Economic and Social  Development were converted into long-term  loans.  The proceeds of the loans will be used for the expansion and  modernization  of  the  Company's  telecommunications  plant.  SEE  ITEM  5
"OPERATING  AND FINANCIAL  REVIEW AND  PROSPECTS--FOREIGN  EXCHANGE AND INTEREST
RATE EXPOSURE" AND NOTE 32 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

As of December 31, 2000, the Company  anticipated  R$250 million in 2001 capital expenditures. Management expects that such expenditures will be funded primarily with  internally  generated  cash,  supplemented  by  financings  from  external sources.  Most of the planned  2001  capital  expenditures  will be dedicated to expanding the capacity and coverage of the Company's network,  together with the modernization of telecommunication services.

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

The Company and  Subsidiaries,  except for NBT,  make payments  towards  private pension plans and towards medical  assistance for retired  employees,  which are controlled by Sistel Social Security Foundation ("SISTEL"). Until December 1999,
all sponsors showed  solidarity  towards the Sistel Benefits Pan ("PBS") and the
Medical  Assistance  Plan for the Retired  ("PAMA").  On December 28, 1999,  the
sponsors of the PBS and PAMA plans  negotiated  conditions  for the  creation of individual  pension plans per sponsor  maintaining the solidarity only for those already  assisted by the plan and under such  conditions  at January  31,  2000, which resulted in a restructuring proposal for the Sistel Statute and Regulation that was approved by the Complementary  Pension  Department on January 13, 2000.
Due to the  discontinuation of the solidarity concept occurred in December 1999,
the  Company  and  subsidiaries   individually   sponsored  a  Defined  Benefits
Retirement Plan ("Plan PBS TCO"), which covers approximately 5% of the employees working for these  companies.  SEE NOTES 24, 29(B) AND 30(A) TO THE CONSOLIDATED
FINANCIAL STATEMENTS.

U.S. GAAP Reconciliation

The Company  prepares its consolidated  financial  statements in accordance with
Brazilian  GAAP,  which  differ  in  significant  aspects  from U.S.  GAAP.  The principal  differences between Brazilian GAAP and U.S. GAAP as they affected the
Company's  revenues and expenses are during the reported  periods are: (i) until
December  31,  1998  under  Brazilian   GAAP,   interest  on  loans  to  finance
construction  in  progress  is  capitalized  at the rate of 12% per annum of the total value of  construction  in progress,  regardless of the amount of interest actually  incurred on such loans,  while under U.S. GAAP interest is capitalized based on the interest rate on the debt incurred up to the lower of the amount of construction in progress and the total loans  incurred;  (ii) until December 31,
1993  capitalized  interest  under  Brazilian  GAAP was not added to  individual assets but was capitalized separately and amortized over a time period different from the  estimated  useful lives of the related  assets,  while under U.S. GAAP capitalized  interest is added to the cost of individual assets and is amortized over their estimated  useful lives; and (iii) in accordance with Brazilian GAAP, the deferred tax liability arising out of the indexation of permanent assets was charged to  divisional  equity,  whereas  under U.S. GAAP the charge would be to income for the year.  Net income under U.S. GAAP was R$32.6 million for 1999 and
R$104.8 million for 2000. Until December 31, 1997, under both Brazilian and U.S.
GAAP,  revenues  from  activation  fees were  recognized  upon  activation  of a customer's  services.  Under U.S. GAAP,  effective January 1, 1998, net revenues from activation fees will be deferred and amortized over the estimated effective contract life. SEE NOTE 29 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

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

RESEARCH AND DEVELOPMENT

In  connection  with the  Breakup,  the  Company  was  required  to enter into a three-year  contract  effective  as of August 1998 with the  Fundacao  Centro de
Pesquisa e Desenvolvimento em Telecomunicacoes  ("CPqD") under which the Company is obligated to  contribute  R$1.8 million to CPqD during the three years ending
August 2001.  During the  effectiveness  of its agreement with CPqD, the Company has access to equipment  testing and consulting and training  services,  and the
Company has  commissioned  CPqD to perform a number of research and  development projects for the Company.  Prior to the Breakup,  a share of a contribution made to CPqD by the  Predecessor  Companies was allocated in the Company based on the number of its  licenses  in  service.  The Company  depends  primarily  upon the manufacturers of telecommunications products for the development of new hardware and does not conduct any  independent  research.  The contract will terminate by
July 2001, at which point, it will be renegotiated.

TREND INFORMATION

Third-generation  systems ("3G systems")  represent the main focus of the trends in mobile communication. 3G systems should allow access to information at speeds as  high  as  2,048  kbit/s,  therefore  making  available  multimedia  services involving voice,  data,  images and sound of optimum quality.  Naturally,  these services will not be completely  and widely  available in the  beginning,  given that there are still several technical difficulties,  such as the required range of frequency and, most importantly, the applications and services available. Its growth is expected to be  secondary  compared  with voice in future  years until users feel the need to have access to all types of  communication  at reasonable costs.

The Company  believes  that the great  appeal of such  systems  will  consist in
Internet  navigation  at speeds as high as or even higher than  household  modem connections,  marketed in  package-mode,  which should be enough to  disseminate wireless  Internet on a definitive  basis.  Such systems will be  attractive  in several other ways,  but the market needs to be prepared with  applications  and services that justify the cost paid by users.  Therefore,  the Company  believes that the main  application  in these  systems  will be the  Internet and not the high-speed multimedia services, at least initially.

Consistent with these predictions, the Company believes that 2.5G systems, which are systems that will allow data transmission at speeds significantly lower than in 3-G systems, will last longer than expected.  In addition,  they will be able to meet the needs of the vast majority of users.  The companies  which manage to prepare  their  networks  to use 2.5G  systems  will  certainly  have  excellent opportunities to remain  consonant with the trends of the market,  and when this market  reaches a more mature stage,  they will be able to take wider and higher steps towards 3-G systems.

TDMA  technology has  encountered  several  pitfalls  along its  evolution.  Its natural path towards the EDGE (Enhanced Data for GSM Evolution), as advocated by
the  TDMA  community  within  the  Universal   Wireless   Consortium  (UWC)  has
demonstrated  some  important  defections,  which may represent  delays and even commercial unavailability.

The  Company  is  closely  tracking  all  these  alternatives  in  technological evolution,  with a participation in the Brazilian  Commission of  Communications
"COMISSAO  BRASILEIRA  DE  COMUNICACOES,"  where it monitors  and  analyzes  the progress of 3-G systems.

In  consonance  with these  trends of  thinking  on what the future of  wireless telecommunications  will be like,  the Company has  maintained its position as a leading  company  in the  market.  During  2000 and early in 2001,  the  Company launched many services before the competition, such as the SHORT MESSAGE SERVICE and the WIRELESS APPLICATION PROTOCOL (WAP).

This fact is important in the wireless segment,  since it not only demands a new positioning  of the  products  throughout  the  market,  but also shows that the telecommunication  segment  needs  to be  concerned  with  the  entire  chain of products, from the content to the terminal handsets, from the network nucleus to the aerial interface.

The Company  will  continue  to invest in the  "wireless  Internet"  convergence segment. Moreover, new service alternatives will be made available during 2001.

It is still not possible to calculate the impact on the  Company's  revenues and profitability of launching the new third-generation services, because no country has yet reached the evolutionary stage of such systems.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

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

NAME                                          POSITION           DATE ELECTED
-------                                    ----------------   ------------------
Alexandre Beldi Netto......................   Chairman           April 26, 2001
Araldo Alexandre Marcondes de Souza........   Director           April 26, 2001
Mario Cesar Pereira de Araujo..............   Director           April 26, 2001

Ricardo de Souza Adenes....................   Director           April 26, 2001
Marco Antonio Beldi........................   Director           April 26, 2001
Antonio Fabio Beldi........................   Director           April 26, 2001
Nelson Guarnieri de Lara...................   Director           April 26, 2001

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

RICARDO  DE SOUZA  ADENES,  44 years  old,  has served as member of the Board of
Directors  since April 26,  2001.  He has served  Splice do Brasil S.A. as Chief
Financial  Officer since 1999. He also served as Corporate  Business  Manager in
Banco do Brasil  from 1995 to 1999 and as Chief  Financial  Officer  in Banco do
Estado de Pernambuco S.A.  ("BANDEPE"),  from 1992 to 1995. He holds a degree in economics from Associacao de Ensino Unificado do Distrito Federal  ("AEUDF") and
a master's degree in economics from Fundacao Getulio Vargas.

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

ANTONIO  FABIO  BELDI,  46 years  old,  has  served  as a member of the Board of
Directors since September 1998. Before joining Splice do Brasil Telecomunicacoes
e Eletronica S.A. as Superintendent  Director, he served as an executive officer at Banco Credibel and Faculdade de Engenharia de Sorocaba  (Sorocaba  College of
Engineering)  and  Superintendent  Director of Beldi  Participacoes e Eletronica
S.A.  He  holds a degree  in civil  engineering  from  the  Pontificia  Catholic
University of Campinas - SP.

NELSON  GUARNIERI DE LARA,  71 years old, has served as a member of the Board of
Directors since September  1998. He joined Splice do Brasil  Telecomunicacoes  e
Eletronica S.A. as General Counsel in 1983 and has served as such since then. He holds a law degree from the University of Sao Paulo.

Alexandre Beldi Netto is father of Marcos Antonio Beldi e Antonio Fabio Beldi.

BOARD OF EXECUTIVE OFFICERS

The Board of Executive  Officers consists of one President and Executive Officer for Investor  Relations,  one Executive Officer for Network and Operations,  one
Executive  Officer for  Finance  and  Information  Technology,  one  Director of
Administration  and Human Resources and one Executive Officer for Business.  All
Executive  Officers  were elected on April 26, 2001,  by the Board of Directors,

for a term of three years.  An  Executive  Officer may be removed from office at any time.

The following are the Executive Officers and their respective positions.

NAME                                                             POSITION                             DATE APPOINTED
---------------------------------------  ------------------------------------------------------   --------------------
Mario Cesar Pereira de Araujo..........  President and Executive Officer for Investor Relations     August 10, 1998
Sergio Assenco Tavares dos Santos......  Executive Officer for Network and Operations               January 30, 1998
Luis Andre Carpintero Blanco...........  Executive Officer for Finance                              October 1, 2000
Getulio Nery Cardoso...................  Director of Administration and Human Resources             July 28, 1999
Joao Roberto Brito.....................  Executive Officer for Business                             November 27, 2000

Set forth below are brief biographical descriptions of the Executive Officers.

SERGIO  ASSENCO  TAVARES DOS SANTOS,  52 years old,  has served as an  Executive
Officer since May 1998. He served as manager of the vice-presidency of TELEBRAS'
Department of Development and  Coordination  with Suppliers;  coordinator of the
Technical Office Special  Projects of Telebrasilia;  and manager of the Advanced
Telecommunications  Business Unit and Engineering  Director of Telebrasilia.  He
also served as the Chief  Executive  Officer of the  company  from May to August
1998.  He holds a degree  in  electrical  engineering  from  the  Federal  State
University of Brasilia.

LUIS ANDRE CARPINTERO  BLANCO,  27 years old, has served as an Executive Officer since October 1, 2000. From May 1999 to September 2000, he actively took part in several  areas of the  Company.  He  started  as  Administrative  and  Financial
Director of NBT and  Manager in the  Financial  Department  of the  Company.  He
worked in the  stock  market  with  BANCO  BOA  VISTA  INTERATLANTICO,  which is associated with the CREDIT AGRICOLE,  and as manager in the BANCO ESPIRITO SANTO from 1997 to 1999.  He holds a  production  engineering  degree from the Federal
University of Rio de Janeiro.

GETULIO NERY  CARDOSO,  49 years old, has served as an Executive  Officer  since
July 28, 1999. He began his  professional  career in the Central  Bank's Foreign
Exchange  Department.  Later,  he joined the  Production  Engineering  sector of
Petroleo  Brasileiro,  S.A.--PETROBRAS  ("PETROBRAS").  He then joined TELEBRAS'
Department  of  Industrial   Development,   specializing  in  telecommunications
industrial  development.  He then became Commercial Manager for the Central West
Region  for  Splice.  He  holds a  degree  in  Electrical  Engineering  from the
Universidade  de Brasilia and has  completed  extensive  related  coursework  in
Brazil and abroad.

JOAO  ROBERTO  BRITO,  39 years old, has served as an  Executive  Officer  since
November  27,  2000.  In 1990,  he took over the  Administration  of Finance and
Control of TELEVISAO GAUCHA S/A, which belongs to the GRUPO RBS (REDE BRASIL SUL
DE COMUNICACOES),  and was promoted to General Manager of RBS VIDEO in Sao Paulo in 1993. In 1995,  he became  Director of Finance and  Administration  of NET, a cable-television  corporation  based in Sao Paulo. He was Director of Operations with NET in Porto Alegre in 1997 and in 1998 he became  General  Director of NET in the state of Parana.  From 1999 to March 2000,  he was Director of operations of Theme Park HOPI HARI, in Sao Paulo.  From March 2000 to November 2000, he was
Chief  Operating  Officer  of DIRECT TO  COMPANY  S.A.,  a  satellite-television network  directed to the corporate  market.  He holds a business  administration degree from the Federal  University of Rio Grande do Sul and he  specialized  in direct marketing at the FUNDACAO GETULIO Vargas.  He also obtained a degree from
the  Kellogg's   Executive   Business  Program,   offered  at  the  Northwestern
University, in the United States.

AUDIT COMMITTEE

The Holding  Company is audited by an Audit  Committee  (Conselho  Fiscal).  The
Audit  Committee  comprises  three members  serving for a term of one year.  The
Audit Committee  holds a regular  meeting each month and holds special  meetings when called by the President or by any member of the Board of Directors.

The  following  are  the  current  members  of the  Audit  Committee  and  their respective positions.

NAME                                    POSITION              DATE ELECTED
------------                         -----------------  -----------------------
Augusto Patarelli..................     Chairman            April 26, 2001
Aureo Monteiro de Moraes...........     Director            April 26, 2001
Francisco Jose Becker Dias.........     Director            April 26, 2001

Set forth  below are brief  biographical  descriptions  of the  members of Audit
Committee.

AUGUSTO  PATARELLI,  53 years old, has served as Chairman of the Audit Committee since April 26, 2001. He also has served as Chief Financial Officer of Produtiva
Cooperativa  de Trabalho e Consultoria  S.A. since 1999. He served as Manager of
Planning Department of Telecomunicacoes  Brasileiras S.A. - Telebras,  from 1993 to 1998. He holds an economics and administration degree from the Franca College in Sao Paulo.

AUREO  MONTEIRO  DE MORAES,  50 years old,  has served as  Director of the Audit
Committee  since  April  26,  2001.  He  has  served  as  Manager  of  Corporate
Proceedings  in  Telecomunicacoes  Brasileiras  S.A.  -  Telebras.  He  holds an administration degree from University Catolica of Brasilia.

FRANCISCO  JOSE BECKER  DIAS,  52 years old, has served as Director of the Audit
Committee  since April 26, 2001.  He has served as  Executive  Director of Banco
Fibra S.A.  since 1994.  From 1991 to 1994,  he served as Executive  Director of
Banco BMG S.A. He also served as Vice-president of Banco Norchem S.A., from 1989 to 1991.  He served as Director of Metro Banco S.A.,  from 1988 to 1989. He also served  as  Director  of  Banco  Iochpe  S.A.  from  1985 to  1988.  He holds an electrical  engineering degree from the Federal University of Rio Grande do Sul.
He also holds a  master's  degree in  production  engineering  from the  Federal
University  of Rio de  Janeiro  and a PhD in  Accounting  and  Finance  from the
University of Lancaster (England).

COMPENSATION

For the year ended December 31, 2000, the aggregate amount of compensation  paid by the Holding Company to all directors,  executive  officers and members of the
Audit Committee of the Holding Company was approximately R$1.82 million.

For the year ended December 31, 2000, the aggregate  amount set aside or accrued by the Holding Company to provide  pension,  retirement or similar  benefits for officers,  directors and members of the Audit  Committee of the Holding  Company was approximately R$170.2 thousand.

BOARD PRACTICES

     See "Board of Executive Officers" and "Audit Committee" above.

EMPLOYEES

On December 31, 2000, the Company's  workforce  consisted of 2,397  persons,  of which 1,327 were employed  personnel,  330 were interns and 740 were  outsourced personnel.  Of this total,  66.0% were  allocated  in the  Marketing,  Sales and
Client  Attention  areas;  9.0%  in  the  Service  Development,  Implementation,
Maintenance and  Optimization  areas; and the remaining 25.0% in the Information
Technology, Finance, Administration and Human Resources areas.

The  average  age of the  Company's  employees  is 31  years,  and  50.7% of the employees  are  male.  Furthermore,  the  level of  education  of the  Company's employees is as follows:  Elementary:  2.0%; High School: 56.0%; Graduate:  37%;
Post-Graduate / Specialized: 5.0%.

Approximately  25% of the Company's  employed  personnel are affiliated with the state's  labor unions,  which are  associated  with the Brazilian  Federation of
Telecommunication   Labor  ("Fenattel")  or  to  the  Interstate  Federation  of
Telecommunication  Labor  ("Fittel").  Like the previous  years,  the process of negotiating  the  agreement  involved  in the  collective  wage  adjustment  for

2000/2001 was  conducted in a  businesslike  manner,  which made it easy for the workers meeting in assembly to vote for its approval.

In 2000,  the Company  invested  R$1,921  thousand in training and  development, specifically in the areas of Sales, Client Attention, Technical, Operational and
Information Technology. This resulted in significant gains in productivity.

In July 2000,  the new Career  Plan  started  to be  implemented,  for which new
descriptions   of  the  positions  in  the  Company  defined  more  clearly  the responsibilities  and  attributions  of every  employee.  The Company expects to implement a competency-based  performance appraisal system in the first semester of 2001, which should ease the implementation of the new remuneration  policy to be used in the future.

In an effort to reduce and eventually  eliminate all the uncertainty involved in the financing of the defined  benefit plans,  as in the former PBS-TCO plan, the
Company launched a new pension plan in October 2000 called TCO PREV. This hybrid plan  has  defined  contributions  for the  programmable  benefits  and  defined benefits for the so-called  risk  benefits,  namely  Medical and Hospital  Care,
Disability and Death Before Retirement.

Unlike the plan formerly  used,  the new plan separates its benefits from social security,  and  participants  may  request  to leave the plan when they reach 50 years of age (Anticipated Retirement) or 60 years of age (Normal Retirement). In either case, the  participant is required to have been on the plan for a minimum of 10 years with no interruption of his contributions to Sistel. The calculation of the programmable  benefits  considers the total balance of the  participant's contribution plus the total  contributions made by the sponsor,  plus the plan's profitability.  Below are the  levels  of the  participants'  and the  sponsor's contributions:

Participants' contributions:

o    Basic Contribution:  monthly and optional between the percentages that vary between 3.0% and 8.0% of the  participation  salary (limited to the ceiling of R$13,000.00), according to the age group;

o    Voluntary  contribution:  monthly and limited to 22.0% of the participation salary and to the participants who already contribute with 8.0%;

o    Random  Contribution:  occasional  and must be at least 10% of the  maximum participation salary.

Sponsor's contribution:

o    Normal  Contribution:  monthly  and in the  value  equivalent  to the Basic
     Contribution of the active participant;

o    Specific  Contribution:  monthly  and  must  observe  the  minimum  benefit provided by law;

o    Variable   Contribution:   occasional   and  must   observe   uniform   and
     non-discriminatory criteria for associated participants;

o    Risk  Contribution:  monthly  and  equivalent  to  3.338% of the sum of all participation salaries;

o    Administrative  Contribution:  monthly and equivalent to 5.0% of the sum of all contributions made by the participants and by the sponsor.

The new  plan  TCO  PREV  has  already  enrolled  nearly  100% of the  employees affiliated to the former PBS-TCO plan.

As to the outsourcing of its activities, during 2000, the Company maintained all contracts  entered into with  contractors,  mainly for  reception,  security and cleaning  services and entered into a contract with Arthur Andersen to conduct a study to identify further functions that can be outsourced as of 2001.

SHARE OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

All Directors and Executive  Officers hold less than one percent of the class of shares.  There is no stock options plan to any director or other employee in the
Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

References in this Annual Report to "Preferred  Shares" and "Common  Shares" are
to the preferred shares and common shares, respectively, of the Holding Company.
References to "American  Depositary Shares" or "ADSs" are to American Depositary
Shares,  each  representing  3,000 Preferred  Shares.  The ADSs are evidenced by
American Depositary Receipts ("ADRs").

Of the Holding  Company's  two classes of capital  stock  outstanding,  only the
Common Shares have full voting rights.  The Preferred  Shares have voting rights under limited circumstances.  As of December 31, 2000, BID S.A., a subsidiary of
Splice, owned 53.80% of the Common Shares. Accordingly, BID S.A. has the ability to control the  election of the Holding  Company's  Board of  Directors  and the
direction and future operations of the Company.

The following  table sets forth  information  concerning the ownership of Common
Shares by BID S.A.  and by the Holding  Company's  officers  and  directors as a group.

                                                                             NUMBER OF         PERCENTAGE OF
                                                                              COMMON            OUTSTANDING
NAME OF OWNER                                                               SHARES OWNED       COMMON SHARES
-----------------                                                       -------------------  -------------------
BID S.A............................................................        66,905,151,125              53.80%
All directors and executives officers as a group...................                     7                  0%

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

RELATED PARTY TRANSACTIONS

The Company effected transactions with Splice and subsidiaries of Splice in 1999 and 2000.  These  transactions  were  mainly  related to  marketable  securities
(R$77.7  million  in 2000 and R$7.8  million in 1999),  short  term  investments
(R$6.5  million in 2000),  acquisition of property,  plant and equipment  (R$5.1 million in 2000 and R$6.2 million in 1999),  maintenance services (R$3.5 million in 2000) and acquisition of telephone cards (R$2.1 million in 2000).

The marketable  securities are related to Commercial  Papers issued by Splice do
Brasil S/A. The  interest  was a pre-fixed  annual rate of 19% with 106% swap of
CDI  (Interbank  Deposit  Certificate).  There were no  material  related  party transactions in 1998. See Note 26 to the Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

     See Item 18 "Financial Statements."

Legal Proceedings

     LITIGATION RELATED TO THE BREAKUP OF TELEBRAS

The Breakup of TELEBRAS is subject to several  lawsuits in which plaintiffs have requested,  and in certain cases obtained,  preliminary  injunctions against the
Breakup. All of these preliminary injunctions have been quashed by Federal Court decisions.  These  lawsuits  are all  being  challenged  on the  basis  of court competence.  The Supreme  Federal Court of Justice ruled that the Federal Courts of Minas Gerais and Brasilia were competent to hear the cases. As a result,  all of the appeals have been sent back to the lower courts.

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

To date no  definitive  position has been taken by the Courts with regard to the levy of ICMS on activation fees. However, the Brazilian Supreme Court of Justice has not granted an  injunction as requested by other States  through  appeals in similar  lawsuits filed by taxpayers.  A definitive  judgment from the Brazilian
Supreme  Court of Justice is still being  awaited.  It should be mentioned  that there are few decisions from higher courts about same discussion, but a recently one obtained by  Telefonica  Celular (the  concessionaire  of the Rio de Janeiro region) express that the ICMS is not applicable on cellular activation fees.

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
In light of this departure from the agreed procedures for assigning the TELEBRAS
Loans,  payment of the TELEBRAS Loans was suspended  immediately upon the change of  control  to the  Holding  Company,  and a lawsuit  was filed in June 1999 in
Federal District Court against Tele Centro Sul,  TELEBRAS and KPMG, the auditors for the Breakup accounting procedures, requesting liquidated damages and a court ruling recognizing the inappropriate procedures and non-existence of the debt to
TELEBRAS. Subsequently, KPMG was dismissed from the lawsuit. The last action was issued in November,  2000, when the court ordered  specification  of evidence by the  parties as the  Company  moved for an  adjudication  of the dispute and TCS requested  expert  opinion in connection  with the TELEBRAS  Loan  documents The parties are awaiting a decision by the judge to move  forward to court  hearings or production of evidence.

In  response  to the  lawsuit  filed  against  it,  Tele  Centro  Sul  filed two
counter-lawsuits   in  October  1999   against   Telebrasilia   and   Telegoias,
respectively,  seeking  payment  of the  TELEBRAS  Loans in the amount of R$41.3 million from  Telebrasilia  and R$24.2  million from  Telegoias.  Status of this lawsuit is identical to the one discussed in the preceding paragraph.

All three  lawsuits  have been joined  before the same court as they involve the same issue concerning the TELEBRAS Loans.

     LITIGATION RELATED TO THE ALTERATION OF THE PIS AND COFINS TAX BASIS

The CONTRIBUICAO SOCIAL PARA O FINANCIAMENTO DA SEGURIDADE SOCIAL, or COFINS, is
a social  contribution  tax on gross  revenues  (operating  and  financial).  On
November 27, 1998, the Brazilian  government,  through Law no. 9,718,  increased the COFINS rate from 2% to 3%, and  changed  its tax basis from gross  operating revenues  to all gross  revenues  (operating  and  financial).  The  PROGRAMA DE
INTEGRACAO  SOCIAL, or PIS, is another social  contribution tax which,  together with the COFINS, is imposed on certain telecommunications services at a combined rate of 3.65%.  PIS tax basis was also changed from gross operating  revenues to all gross revenues (operating and financial).

To create a new tax, the Brazilian Federal  Constitution  requires that Congress pass a Complimentary Law, which requires a higher approval rate in Congress than an Ordinary Law. However, Law no. 9,718 is an Ordinary Law, which is inferior to a  Complimentary  Law.  Accordingly,  TCO has  filed  a  lawsuit  against  those
alterations   in   the   Brazilian   tax   legislation,   on  the   grounds   of
unconstitutionality.  The Company believes that it will prevail in such lawsuit.
Despite  this  belief,  the  lawsuit  was not  successful  in the first stage of judgment.  The Company has filed an appeal and a judgment is pending.  The total amount involved is R$5.8 million, which has been deposited in court.

     OTHER LITIGATION

The Company is a party to certain legal proceedings arising in the normal course of business. The Company has provided for or deposited in court amounts to cover its  estimated  losses due to adverse  legal  judgments.  In the  opinion of the
Company's management,  such actions, if decided adversely to the Company,  would not  have a  material  adverse  effect  on  the  Company's  business,  financial condition or results of operations.  SEE NOTE 23 TO THE  CONSOLIDATED  FINANCIAL
STATEMENTS.

Policy on Dividend Distributions

On February 7, 2001,  the Company  informed its  shareholders  that the Board of
Directors  had approved the payment of interest on owned  capital in  accordance with the  statement of financial  position for the period ending on December 31,
2000 and in accordance with Article 9 of Law 9249/95 and Provision Number 207/96 of  the  Brazilian  Securities  Exchange  Commission  (CVM),  in  the  value  of
R$0.0000528123  per share,  with 15% withheld  income tax,  which results in net interest  of  R$0.0000448904  per share,  except to those  shareholders  who are immune or exempt.

The  corresponding  credit was  written  in the  Company's  accounting  books on
December 31, 2000, on an individualized basis to each shareholder,  according to
their  shareholding   position  on  February  19,  2001,  rendering  the  shares prior-to-Interest on Owned Capital as of February 20, 2001.

The value of the interest,  net of the applicable  withheld  income tax, will be ascribed to the value of the mandatory  dividend and the  statutory  dividend on the preferred shares, relative to the fiscal year 2000, adding such value to the total amount in dividends  distributed by the Company for all purposes  provided in the Company's bylaws.

On April 26,  2001,  the  general  assembly  approved  the  distribution  of the complementary dividends relative to the fiscal year 2000, in the terms bellow:

          Values

          a) Interest on owned capital - Common and Preferred Shares
             Gross value per share                           R$0.0000528123
             Net value per share                             R$0.0000448904

          b) Dividend
             Value per share - Common and Preferred          R$0.0000511581

          Income Tax

Upon approval of the accounting credit of the interest on owned capital,  income tax was  withheld  at the rate of 15%,  except for  purposes of payment to those shareholders  who had  proved  immune or exempt to such tax  within  the  period specified  by  the  Company  in  official  communication  to  the  shareholders, published in GAZETA MERCANTIL and in the DIARIO OFICIAL on February 8, 2001. The
payment of the gross value is guaranteed to  shareholders  considered  immune by law. The dividend is not subject to income tax.

On May 25, 2001, the Company  commenced payment of interest on owned capital and complementary dividend relative to the fiscal year 2000, approved in the General
Ordinary Shareholders Meeting held on April 26, 2001.

SIGNIFICANT CHANGES

See  "Consolidated  Statements  of Cash Flows for the Years Ended  December  31,
1998,  1999 and 2000",  "Consolidated  Statements  of  Changes in  Shareholders'
Equity for the Years Ended December 31, 1998, 1999 and 2000",  and Notes 22, 24,
31 and 32 to the Consolidated Financial Statements.

ITEM 9. THE OFFERING AND THE LISTING

OFFER AND LISTING DETAILS

The principal trading market for the Preferred Shares is the Bolsa de Valores de
Sao Paulo (the "Sao Paulo Stock Exchange"). The Preferred Shares are also traded on the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock  Exchange")
and the seven other  Brazilian  stock  exchanges.  As of December 31, 2000,  the
Holding Company had approximately 2.4 million common and preferred shareholders.

The  Preferred  Shares  commenced  trading  separately  on the  Brazilian  stock exchanges on September  21, 1998.  The  following  table sets forth the reported high and low closing sale prices for Preferred  Shares of the Holding Company on the Sao Paulo Stock Exchange for the periods indicated.

                                                                       NOMINAL REAIS PER 1000 PREFERRED SHARES
                                                                    ---------------------------------------------
                                                                            HIGH                      LOW
                                                                    --------------------- -----------------------
1998 (Beginning in September 21, 1998) .........................          R$1.229                  R$0.269
1999............................................................          R$3.880                  R$1.083
2000............................................................          R$8.283                  R$3.017

                                                                       NOMINAL REAIS PER 1000 PREFERRED SHARES
                                                                    ---------------------------------------------
                                                                            HIGH                      LOW
                                                                    --------------------- -----------------------
First quarter 1999..............................................          R$2.146                  R$1.083
Second quarter 1999.............................................          R$2.414                  R$1.974
Third quarter 1999..............................................          R$2.242                  R$1.921
Fourth quarter 1999.............................................          R$3.880                  R$2.155
First quarter 2000..............................................          R$8.283                  R$3.017
Second quarter 2000.............................................          R$7.282                  R$4.651
Third quarter 2000..............................................          R$8.183                  R$5.734
Fourth quarter 2000.............................................          R$6.808                  R$4.833

                                                                       NOMINAL REAIS PER 1000 PREFERRED SHARES
                                                                    ---------------------------------------------
                                                                            HIGH                      LOW
                                                                    --------------------- -----------------------
November 2000...................................................          R$6.508                  R$5.288
December 2000...................................................          R$6.808                  R$5.334
January 2001....................................................          R$8.283                  R$5.834
February 2001...................................................          R$7.646                  R$5.943
March 2001......................................................          R$7.475                  R$5.034
April 2001......................................................          R$6.350                  R$4.485

In the  United  States,  the  Preferred  Shares  trade in the form of ADSs  each representing  3,000  Preferred  Shares,  issued  by The  Bank  of New  York,  as depositary  (the  "Depositary")  pursuant to a Deposit  Agreement  (the "Deposit
Agreement") among the Holding Company, the Depositary and the registered holders and  beneficial  owners from time to time of ADRs.  The ADSs  commenced  trading separately on the NYSE on November 16, 1998 under the symbol TRO. As of December
31,  2000  there  were   approximately   171  registered   owners  of  ADSs  and
approximately 56.03 million outstanding ADRs. The following table sets forth the reported  high and low  closing  sales  prices  for the ADSs on the NYSE for the period indicated.

                                                                                 U.S. DOLLARS PER ADS
                                                                    -------------------------------------------
                                                                            HIGH                      LOW
                                                                    --------------------- ---------------------
1998 (Beginning in November 16, 1998) ..........................           US$5.937                 US$2.000
1999............................................................           US$7.063                 US$2.375
2000............................................................          US$15.875                 US$5.000

                                                                                 U.S. DOLLARS PER ADS
                                                                    -------------------------------------------
                                                                            HIGH                      LOW
                                                                    --------------------- ---------------------
First quarter 1999..............................................           US$3.600                 US$2.375
Second quarter 1999.............................................           US$4.438                 US$2.448
Third quarter 1999..............................................           US$3.750                 US$3.125
Fourth quarter 1999.............................................           US$7.063                 US$3.313
First quarter 2000..............................................          US$15.875                 US$5.000
Second quarter 2000.............................................          US$13.000                 US$8.813
Third quarter 2000..............................................          US$14.750                US$10.500
Fourth quarter 2000.............................................          US$11.688                 US$8.500

                                                                                 U.S. DOLLARS PER ADS
                                                                    -------------------------------------------
                                                                            HIGH                      LOW
                                                                    --------------------- ---------------------
November 2000...................................................          US$11.625                 US$8.813
December 2000...................................................          US$11.688                 US$8.813
January 2001....................................................          US$14.188                 US$9.625
February 2001...................................................          US$12.740                 US$9.500
March 2001......................................................          US$12.200                 US$7.500
April 2001......................................................           US$8.750                 US$6.600

The common shares and preferred  shares of Telebrasilia  traded on the Sao Paulo
Stock  Exchange  from  May 18,  1998 to July  30,  1999.  On  August  02,  1999,
Telebrasilia  shares  began  trading on the  Sociedade  Operadora  do Mercado de
Ativos (SOMA), the  over-the-counter  market. On May 18, 1998,  Telegoias shares began  trading on the  Sociedade  Operadora  do Mercado  de Ativos  (SOMA),  the
over-the-counter  market.  The  other  subsidiaries'  shares,  Telemat,  Telems,
Teleron, Teleacre and NBT, do not trade on any stock market, as they are closely held corporations.

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

Settlement of  transactions is effected three business days after the trade date without  adjustment of the purchase price for  inflation.  Payment for shares is made through the facilities of separate clearinghouses for each exchange,  which maintain accounts for member brokerage firms. The seller is ordinarily  required to deliver the shares to the exchange on the second  business day  following the trade date.  The  clearinghouse  for the Sao Paulo Stock  Exchange is  COMPANHIA
BRASILEIRA DE LIQUIDACAO E CUSTODIA S.A. - CBLC,  which is controlled  mainly by the member brokerage firms and banks that are not members of that exchange.  The
Sao Paulo  Stock  Exchange  will also rely on the  services of the CLC after the
Stock Exchange Unification Program is fully implemented.

At December 31, 2000, the aggregate market  capitalization  of approximately 500 companies  listed on the Sao Paulo Stock  Exchange  was  approximately  US$225.5 billion.  Substantially  the same  securities  are listed on the Sao Paulo Stock
Exchange and on the Rio de Janeiro Stock Exchange.  Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases  less than half of the  listed  shares  are  actually  available  for trading by the public,  the remainder  being held by small groups of controlling persons that rarely trade their shares. For this reason,  data showing the total market  capitalization  of  Brazilian  stock  exchanges  tend to  overstate  the liquidity of the Brazilian equity securities market.

The Brazilian equity market is relatively  small and illiquid  compared to major world  markets.  In 2000,  the combined  daily trading  volumes on the Sao Paulo
Stock  Exchange and the Rio de Janeiro  Stock  Exchange  averaged  approximately
US$422  million.  In 2000,  the stocks of the  approximately  40 companies  that comprise the stock index of the Sao Paulo Stock  Exchange  (about 40  companies)
accounted  for  approximately  80% of all  trading  on the spot  markets  in all
Brazilian stock exchanges.

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

     DEPOSITARY SECURITIES PROGRAMS REGULATIONS

All ADS programs must also be  registered  and approved by the CVM, as set forth in the National  Monetary  Council  regulation  for such  programs.  SEE ITEM 10
"ADDITIONAL  INFORMATION--EXCHANGE  CONTROLS." The CVM  Instruction  317/99,  as
amended, provides that, in order for level II or III ADS programs to be approved by CVM,  there must be a  cooperation  agreement  entered  into by the  relevant
Brazilian  stock  exchange and the foreign stock  exchange on which the ADSs are listed,  such agreement being previously  approved by CVM. The Holding Company's
ADS program is a level II program and has been duly  registered  and approved by the CVM and a cooperation agreement has been entered into by the Sao Paulo Stock
Exchange and the New York Stock  Exchange,  bringing the Holding  Company's  ADS program into full compliance with Brazilian legislation.

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

A bill to amend the Brazilian  Corporation Law is currently  pending approval by the Brazilian Senate. If passed in its current form, the Law of the Corporations
(Law 6.404/76) will be  substantially  amended.  These amendments will bring the following changes with respect to the Company:

o    Preferred shares representing 10% of the outstanding shares not held by the controlling  shareholders  would be entitled to appoint a representative to the Company's Board of Directors;

o    Preferred  shares and common shares not held by the  Company's  controlling shareholders would have the collective right to appoint a representative to the Company's Audit Committee;

o    Disputes among  shareholders  would be subject to arbitration,  if provided for in the Company's bylaws;

o    Shareholders  representing 10% of the Company's outstanding shares would be entitled to call a shareholders'  meeting to deliberate with respect to any conflict of interest involving the Company's management;

o    A tender  offer at a purchase  price equal to the fair market value for all outstanding  shares  would be required  upon a delisting  or a  substantial reduction in liquidity of the Company's  shares as a result of purchases by the controlling shareholders;

o    Any sale of control  would  require a tender offer to purchase the minority shareholders'  common shares, and, if provided for in the Company's bylaws, for the minority  shareholders  preferred  shares, as well as at a purchase price at least equal to 80% of the price per share paid to the  controlling shareholder;

o    Shareholders  would  be  afforded  dissenters'  redemption  rights  upon  a spin-off only if it entailed a change in the corporate purpose, a reduction in mandatory dividends or participation in a conglomerate of companies;

o    The  controlling  shareholders,  the members of the Board of Directors  and
     Audit  Committee and the Executive  Officers  would be required to disclose any  purchase  or  sale  of  Company  shares  to the  Brazilian  Securities
     Commission and the Sao Paulo stock exchange;

o    The Company's Executive Officers and two-thirds of the members of the Board of Directors would have to reside in Brazil; and

o    The Company would be permitted to use the Internet as an additional  method of information disclosure.

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

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     BUSINESS PURPOSE

The Company's  business purpose is defined in Article 2 of the Company's by-laws as to: (i) exercise  control of the Company's  operating  cellular service under the Concessions; (ii) promote, through its affiliate companies the expansion and implementation  of the cellular  service  within its area of  Concession;  (iii)
promote, perform or advise the acquisition, from domestic or foreign sources, of funds to be  invested  by the  Company or its  Subsidiaries;  (iv)  promote  and stimulate the research and development  activities  related to mobile  telephony sectors;  (v) perform,  through its affiliate  companies,  technical services in connection  with the field of mobile  telephony;  (vi)  promote,  stimulate  and coordinate, through its affiliate companies, the training of personnel necessary for the mobile  telephony  sector;  (vii) perform or promote the import of goods and services to its affiliate  companies;  (viii) hold equity  participation  in other companies; and (ix) perform other activities related to Company's business purposes.

SHARE CAPITAL

The Company's  capital stock is comprised of preferred shares and common shares, all without par value. At October 10, 2000, the Company's  capital was comprised by a total of 364,399,027,592 shares, 240,029,997,060 being preferred shares and
124,369,030,532  common shares.  The Company's share capital may be increased by resolution of the Board of Directors,  up to the limit of 700,000,000,000 shares as authorized by the by-laws.  Any increase in the authorized capital limit must be approved by shareholders' vote.

The Company's preferred shares are non-voting except under limited circumstances and are entitled to a preferential,  noncumulative dividend and to priority over the common shares in the case of the Company's liquidation.

Under Brazilian  corporation law, the number of non-voting shares or shares with limited voting rights,  such as the Company's  preferred shares,  may not exceed two-thirds of the total number of shares.

The majority of the members of the Company's  Board of Directors were elected by the controlling  shareholders of the Company's common stock. Board members, even if appointed and/or elected by one specific  shareholder,  have fiduciary duties towards all shareholders and the obligation to perform their duties on behalf of the Company's interests.

DISCLOSURE OF INCREASE IN PARTICIPATION

Pursuant  to  Instruction  no.  299/99 of the  COMISSAO  DE VALORES  MOBILIARIOS
("CVM"), the Brazilian securities commission, as amended, any increase in equity participation  in the Company,  by the  controlling  shareholder of the Company, which equals to or exceeds 5% of any class of ordinary or preferred shares, must be communicated immediately,  by such controlling shareholder, to the CVM and to the relevant stock exchange where the Company's shares are traded (the Sao Paulo
Stock  Exchange).  The  concept  includes a  potential  increase  defined as the
acquisition   of  convertible   debentures  or  warrants  by  such   controlling
shareholder.

Upon  receipt  of  such  communication,  the  CVM  may  order  such  controlling shareholder to publish such  information in the newspapers  commonly used by the
Company to publish relevant notices and financial reports.

In addition, pursuant to Instruction no. 69/87 of the CVM any person or group of persons acting together who achieves equity  participation  in the Company which exceeds  10% of any  class  of  voting  shares,  shall  disclose  to the CVM the identity, number of shares and other securities acquired and the purpose of such acquisition.  Unless CVM dismisses the need for publication,  the acquirers must publish a notice in the  newspapers  commonly used by the Company and inform the relevant stock exchange.

VOTING RIGHTS

Each of the Company's  common shares entitles the holder to one vote at meetings of  shareholders.  The Company's  preferred  shares do not entitle the holder to vote except as set forth below.

One of the three members of the Company's  permanent  audit committee is elected by majority vote of the holders of the Company's preferred shares.

Brazilian corporation law provides that non-voting shares, such as the Company's preferred shares, acquire voting rights in the event that the Company fails, for three consecutive fiscal years, to pay minimum dividends to such shares.

The Company's  preferred  shares are entitled to full voting rights with respect to: (i) the  approval  of any  long-term  contract  between  the Company and its affiliates, on one side, and any controlling shareholder of the Company or, that shareholder's  affiliates and related  parties,  on the other;  (ii) resolutions modifying certain provisions of the Company's by-laws;  and (iii) any resolution submitted to the shareholders' meeting for delisting the Company.

Any  change  in  the   preference,   benefits,   conditions  of  redemption  and
amortization  of the  preferred  shares,  or the  creation  of a class of shares having  priority or  preference  over the  preferred  shares,  would require the approval  of the  holders of a majority  of such  preferred  shares at a special meeting of preferred shareholders. Such a meeting would be called by publication of notices in Brazilian newspapers.

In any  circumstances in which holders of preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

     PREEMPTIVE RIGHTS

Each  shareholder has a general  preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the  publication of notice of the capital  increase is allowed for the exercise of the right. The preemptive right can be negotiated by its holder with other  parties.  However,  a  shareholders'  meeting is  authorized to eliminate preemptive  rights with  respect to the issuance of new shares,  debentures  and warrants  convertible  into new shares up to the limit of the  authorized  share capital,  provided that the distribution of these securities is effected: (i) on a stock exchange; (ii) in a public offering; (iii) through an exchange of shares in a public  offering  the  purpose of which is to  takeover  control of another company, or (iv) to benefit from certain tax incentives.

In the event of a  capital  increase,  which  would  maintain  or  increase  the proportion of capital represented by preferred shares,  holders of the Company's
ADSs, or of the Company's  preferred  shares,  would have  preemptive  rights to subscribe the newly issued preferred shares. In the event of a capital increase, which  would  reduce the  proportion  of capital  represented  by the  Company's preferred shares,  holders of the Company's ADSs, or of preferred shares,  would have preemptive  rights to subscribe to preferred shares, in proportion to their shareholdings  and to common  shares  only to the  extent  necessary  to prevent dilution of their interest in the Company.

     RIGHT OF REDEMPTION

Subject  to the right of a  dissenting  shareholder  to seek  redemption  upon a decision made at a shareholders'  meeting by shareholders  representing over 50%
of the voting  shares,  the Company's  common shares or the Company's  preferred shares are not  redeemable.  The dissention of a shareholder  upon a decision on the following  matters shall entail the right of  redemption:  (i) to change the preference  condition of the Company's  preferred shares or to create a class of shares having priority or preference over the Company's  preferred shares;  (ii)
to reduce the  mandatory  of  dividend  amount;  (iii) to change  the  Company's corporate  purposes;  (iv) to swap all of the  Company's  shares  with  those of another  company in order to make the Company a wholly-owned  subsidiary of that company;  (v) to approve  the  takeover of another  company,  the price of which exceeds certain limits set forth in the Brazilian corporation law; (vi) to merge or consolidate the Company with another company,  if certain liquidity standards of our shares,  provided in the Brazilian  corporation  law, are not met; and to become a member of a conglomerate of companies,  if certain liquidity  standards of our shares, provided in the Brazilian corporation law, are not met.

The right to redemption  lapses 30 days after  publication of the minutes of the relevant shareholders' meeting or, whenever the resolution requires the approval of the  holders  of  preferred  shares by vote  taken in a special  meeting of a majority of the holders of preferred shares affected by the resolution within 30 days from the  publication of the minutes of that special  meeting.  The Company would be entitled to  reconsider  any action  giving rise to  redemption  rights within 10 days  following the  expiration  of those rights if the  redemption of shares of dissenting  shareholders  would jeopardize the financial  stability of the Company, as the case may be.

Shares are  redeemable at their book value,  determined on the basis of the last annual balance sheet approved by the shareholders.  If the shareholders' meeting giving rise to redemption  rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new  balance  sheet  that is as of a date  within 60 days of such shareholders' meeting.

     FORM AND TRANSFER

The Company's  shares are maintained in book-entry  form with a transfer  agent,
Banco  ABN-AMRO Real S.A.,  and the transfer of our shares is made in accordance with the applicable  provision of the Brazilian  corporation law, which provides that a transfer of shares is effected by an entry made by the transfer  agent on its books,  debiting  the share  account of the seller and  crediting  the share account of the purchaser, against presentation of a written order of the seller, or judicial  authorization or order, in an appropriate document which remains in the possession of the transfer agent. The Company's  preferred shares underlying the Company's ADS are registered on the transfer  agent's records in the name of the Brazilian depositary.

Transfers of shares by a foreign  investor are made in the same way and executed by such  investor's  local agent on the  investor's  behalf  except that, if the original  investment  was  registered  with the Central Bank of Brazil under the
Brazilian  foreign  investment  in  capital  markets  regulations,  the  foreign investor should also seek amendment,  if necessary,  through its local agent, of the certificate of registration to reflect the new ownership.

The Sao Paulo stock exchange  operates a central  clearing  system.  A holder of
Company's shares may choose, at its discretion, to participate in these systems.
All shares  elected to be put into the system will be  deposited in custody with the relevant stock exchange,  through a Brazilian institution duly authorized to operate by the  Central  Bank of Brazil and having a clearing  account  with the relevant stock  exchange.  The fact that such shares are subject to custody with the relevant  stock  exchange  will be reflected  in the  Company's  register of shareholders.

MATERIAL CONTRACTS

Cellular Service Authorization  Agreement entered into and between the Brazilian government,  through ANATEL, and Tele Centro Oeste/Inepar Ltda., (currently NBT)
on November 27, 1998.

     SCOPE

The  contract  authorizes  NBT to  exclusively  use  certain  sub-band  cellular frequencies  from 835.0 to 845.0 MHz and certain  associated  radio  frequencies from 880.0 to 890.0 MHz and 891.5 to 894.0 Mhz for transmission in Area 8.

The  authorization  to operate the cellular  services is for an indefinite term, subject to  certain  conditions.  However,  the  authorization  to use the radio frequency is limited to 15 years and may be renewed once for another 15 years.

     CONSIDERATION

NBT agreed to pay R$60.5 million to ANATEL for the right to explore the cellular service and to use the associated radio frequency as follows:

     o    R$24.2 million on the date of the signature of the authorization term, equivalent to 40% of the total amount;
     o    R$12.1  million on November 27, 1999,  equivalent  to 20% of the total amount;
     o    R$12.1  million on November 27, 2000,  equivalent  to 20% of the total amount;
     o    R$12.1  million on November 27, 2001,  equivalent  to 20% of the total amount.

These amounts are adjusted by 1% per month in accordance with the IGP-DI.

     MAIN CONDITIONS OF THE CONTRACT

The  operation  of the  service  is the  responsibility  and risk of NBT.  NBT's remuneration is based on customers' payments,  and the service will be performed in conformity to ANATEL Public Tender Proposal ("Proposal") and will observe the conditions  of the  Methodology  of  Execution,  and the  elements  of the Price
Proposal for the right to use the service and the associated radio  frequencies, which is established in Annexes 1, 2 and 3 of the contract. Third parties can be contracted by the authorized,  without  prejudice of the liabilities  related to the  services,  even if  caused  by  third  parties.  In  addition,  all  fiscal regulations must be respected. The installation and operation of the service are subject to ANATEL quality control guidelines.

     SERVICE RATES AND PRICES

Service prices are subject to the price cap presented in the Proposal.  There is a differentiation between "basic" and "non-essential" services. "Basic" services include monthly subscription fees, VC1 charges,  VC2 charges, VC3 charges,  DSL1 charges,  DSL2  charges,  and AD charges,  as well as  interconnection  charges, including network usage fees and charges to provide a physical connection to the network.  "Non-essential"  services are optional and can vary in price according to technical and  geographic  characteristics.  SEE ITEM 4 " INFORMATION  ON THE
COMPANY - REGULATION OF THE TELECOMMUNICATIONS INDUSTRY - RATE REGULATION."

     ANATEL RIGHTS, GUARANTEES AND OBLIGATIONS

In  general,   ANATEL  is  responsible  for:  the  general  supervision  of  the performance of the Cellular Mobile Service; the legal and normative  application
of  penalties,   including  those  referred  in  the  authorization   term;  the
termination of the authorization,  in the manner and circumstances prescribed by law;  the  execution  of  the  norms  defined  in  the  service,  including  the interconnection  with the public  network;  the guarantee of quality of service;
the assurance of  competition;  and the declaration of public utility of certain services when necessary.

     NBT RIGHTS, GUARANTEES AND OBLIGATIONS

In  general,  NBT  is  responsible  for:  the  assurance  of  an  available  and
commercially   operational  Mobile  Cellular  Service  in  accordance  with  the authorization,  the  performance  of services at prices in  conformity  with the
agreement  and  the  Proposal;   providing   information  about  implementation,
improvements or expansion of the service, being emphasized that ANATEL will keep this information confidential;  the use of certified equipment, the allowance of access to documents and places related to the authorization;  the maintenance of the  integrity  of the  assets of the  service;  the  continuance  of an updated inventory and register of patrimony  used in the  operation of the service;  the maintenance of adequate  customer  care;  the annual  publication of the company financial  demonstratives;  and the  promotion  of the  balance of the  economic financial condition of the authorization.

     CUSTOMER RIGHTS AND OBLIGATIONS

NBT,  besides  observing  the general legal  dispositions  related to customers'
rights, has to respect customers' rights to receive adequate service,  legal and contractual  information  (including  from  ANATEL),  and also the right to have freedom of choice related to the use of the service.

Customers,  in order to receive the service, are asked to keep in good condition equipment  relating  to the  security  of third  parties;  and to timely  effect payment of charges and taxes due.

     INTERVENTION

Anatel  can  intervene  in  the  authorization  in  order  to  keep  the  proper performance of the service in conformity with applicable  legislation,  when the authorization  clauses or applicable regulation are not complied with. When such intervention,  is no longer  warranted,  the  administration of the service will revert  back  to NBT.  If the  intervention  does  not  comply  with  legal  and regulatory requirements,  such intervention will be declared null and void, with the immediate devolution of the service to NBT.

     TERMINATION OF THE AUTHORIZATION

The  authorization  may be terminated either by Anatel or by resignation of NBT.
Total  or  partial   non-performance   of  the  terms  and   conditions  of  the
authorization   may  result  in  regulatory,   intervention   and,   ultimately,
termination of the  authorization by Anatel.  Where termination by Anatel is due
to  non-compliance  with  regulatory  or  legal   dispositions,   administrative
procedures and due process of law shall be observed.

     PENALTIES

If in default,  NBT will be subject to penalties,  which may include fines up to
0.05% of NBT's net revenue.

     ASSIGNMENT

Either the authorization or NBT's rights and interests may be transferred, after
60 months from the beginning of the commercial operation of the service, subject to ANATEL approval, and after the payment of a fiscalization tax.

     RENEWAL

The  authorization  for the use of the  radio  frequencies  may be  renewed  for another 15 years, at NBT's  discretion,  provided it complies with all terms and conditions  of the  authorization  and  requests  renewal  20  months  prior  to expiration of the first term.  Renewal will be subject to a new payment schedule for the use of the radio frequencies, to be set by Anatel at the time.

EXCHANGE CONTROLS

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
Under  the  Annex  V  Regulations,   a  foreign   investment   registration   (a
"Registration")  is issued by the Central  Bank in favor of the  Depositary  and held by Banco Itau S.A.,  which has custody of the Preferred  Shares  underlying the ADSs (the "Custodian"), on the Depositary's behalf. The Registration applies to the entire  Preferred Shares portfolio held by the Custodian on behalf of the
Depositary  as agent  for the ADS  Holders.  It  allows  the  Custodian  and the
Depositary  to convert  dividends,  interest  on equity  payments  or share sale proceeds,  in respect of the  Preferred  Shares  represented  by the ADSs,  into foreign  currency and remit such amounts outside Brazil.  The amount provided in the Registration  varies depending on the number of ADSs and Preferred Shares in the Depositary portfolio.  When new Preferred Shares are added to the Depositary portfolio, new ADSs are issued. Conversely, when Preferred Shares are subtracted from the  Depositary  Portfolio,  a number of ADSs are  canceled.  Other Annex V
Regulations  provide  for a  requirement  of  prior  approval  by the CVM of ADS programs  and  favorable  tax  treatment.  SEE  ITEM 9  "THE  OFFERING  AND  THE
LISTING--MARKETS--REGULATION   OF   BRAZILIAN   SECURITIES   MARKETS--DEPOSITARY
SECURITIES     PROGRAMS     REGULATIONS"     AND     ITEM     10     "ADDITIONAL
INFORMATION--TAXATION--BRAZILIAN TAX CONSIDERATIONS."

A Registration has been issued in the name of the Depositary with respect to the
ADSs  and  is  maintained  by  the  Custodian  on  behalf  of  the   Depositary.
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
Investments  under Annex IV are also  entitled to favorable tax  treatment.  SEE
ITEM 10 "ADDITIONAL INFORMATION--TAXATION--BRAZILIAN TAX CONSIDERATIONS."

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
option for Annex V  investors  (e.g.  the ADS  holders)  to  transfer  to direct ownership of the Preferred  Shares  instead of holding an ADS. In this case, the
ADS holder would cancel its ADS,  continuing to rely on its Annex V registration for  five  business  days,  thereafter  having  to  obtain  a  Resolution  2,689 registration in its own name, with minimal difference in tax treatment. SEE ITEM
10 "ADDITIONAL INFORMATION--TAXATION--BRAZILIAN TAX CONSIDERATIONS."

Under current Brazilian legislation, the Federal Government may impose temporary restrictions  on remittances of foreign capital abroad in the event of an actual
or  anticipated   serious  imbalance  of  Brazil's  balance  of  payments.   For
approximately  six months in 1989 and early 1990, the Federal  Government  froze all dividends and capital  repatriations held by the Central Bank that were owed to foreign equity  investors,  in order to conserve  Brazil's  foreign  currency reserves.  These amounts were  subsequently  released in accordance with Federal
Government directives. Holders of ADSs could be adversely affected by delays in, or  refusal  to grant any,  required  government  approval  for  conversions  of
Brazilian  currency  payments and  remittances  abroad of the  Preferred  Shares underlying the ADSs.  Although the ADS program is properly approved by competent bodies and the relevant Registration has been issued in favor of the Depositary, there  can  be no  assurances  that  the  Federal  Government  will  not  impose restrictions on foreign repatriations in the future.

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
OWN TAX ADVISORS AS TO THE TAX  CONSEQUENCES OF THE  ACQUISITION,  OWNERSHIP AND
DISPOSITION OF PREFERRED SHARES OR ADSS.

Although  there is at present no income tax treaty between Brazil and the United
States,  the tax authorities of the two countries have had discussions  that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty  will enter into force or how it will  affect the U.S.  holders of the Company's preferred shares or ADSs. In spite of the fact that there is not a tax treaty between Brazil and the United States,  the Brazilian income tax rules foresee that in case of reciprocal tax treatment between countries,  individuals are allowed to deduct from income tax owed to the  recipient  country the amount previously collected in the other country upon remittance. With reference to the
United States, the Brazilian Federal Revenue Service issued the ATO DECLARATORIO no 28 on April 26, 2000,  which  established  reciprocal  tax treatment  between
Brazil and United States.

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

     TAXATION OF GAINS

Gains realized  outside Brazil by a  non-Brazilian  holder on the disposition of
Preferred ADSs to another non-Brazilian holder are not subject to Brazilian tax.

The withdrawal of Preferred Shares in exchange for Preferred ADSs is not subject to Brazilian tax. The deposit of Preferred Shares in exchange for Preferred ADSs is not  subject  to  Brazilian  tax  provided  that  the  Preferred  Shares  are registered  by the  investor  or its agent  under the  Central  Bank's  Annex IV
Regulations  and,  as of March 31,  2000,  under  Resolution  2,689/00  (foreign investments  registered  under Annex IV Regulations must be conformed to the new rules set forth by Resolution 2,689/00 by June 30, 2000).

In the event that the  Preferred  Shares are not so  registered,  the deposit of
Preferred  Shares in exchange  for  Preferred  ADSs may be subject to  Brazilian capital gains tax at the rate of 15%.

On  receipt of the  underlying  Preferred  Shares,  a  non-Brazilian  holder who qualifies  under the Annex IV  Regulations  and,  as of March  31,  2000,  under
Resolution 2,689/00,  will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian  holders  are not  subject to tax in Brazil on gains  realized  on sales of  Preferred  Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to Preferred Shares. As a general rule,  non-Brazilian  holders are subject to a withholding tax imposed at a rate of 10% on gains realized on sales or exchanges of Preferred Shares that occur in
Brazil to or with a resident of Brazil, outside of a Brazilian stock exchange.

Non-Brazilian  holders are subject to withholding  tax at a rate of 15% on gains realized on sales or  exchanges  in Brazil of  Preferred  Shares that occur on a
Brazilian Stock Exchange unless such sale is made by a non-Brazilian  holder who is not  resident in a tax haven (as  described  below) and on a Brazilian  stock exchange within five business days of the withdrawal of such Preferred Shares in exchange for Preferred ADSs and the proceeds  thereof are remitted abroad within such five-day  period or such sales are made under the Annex IV  Regulations  by certain qualified  institutional  non-Brazilian  holders which register with the
CVM.  Gains  realized  from  transactions  on a Brazilian  stock  exchange by an investor under Annex IV Regulations  are not subject to tax (except as described below).

The "gain  realized" as a result of a transaction on a Brazilian  stock exchange is the difference  between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost measured in Brazilian currency, without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction  that occurs other than on a Brazilian  stock exchange will be the positive  difference between the amount realized on the sale or exchange and the acquisition  cost of the  Preferred  Shares,  both such  values to be taken into account in REAIS. There are grounds,  however,  to hold that the "gain realized"
should be calculated  based on the foreign  currency amount  registered with the
Central Bank. There can be no assurance that the current preferential  treatment for holders of Preferred ADSs and for certain non-Brazilian holders of Preferred
Shares under the Annex IV  Regulations  will continue in the future or that such treatment will not be changed in the future.

As of January 1, 2000, the  preferential  treatment  under Annex IV is no longer applicable if the non-Brazilian holder of the Preferred ADSs or Preferred shares is resident in a tax haven - I.E.,  countries  which do not impose income tax or where  such tax is  imposed  at a tax  bracket  within a range  between  0% to a maximum rate of 20% - in accordance  with Law No. 9,959, of January 27, 2000. In other  words,  gains  realized  by such holder on the sale or exchange in Brazil that occur in the spot  market of shares  traded on a Brazilian  stock  exchange will be taxed at a rate of 10% (to be increased to 20% as of January 1, 2002, in accordance  with the same Law). Law 9,959 also provides that such rate of 10% on gains realized on the sale or exchange in Brazil of preferred shares, that occur on a Brazilian Stock Exchange, will be increased to 20% for transactions carried out on or after January 1, 2002.

Any exercise of preemptive  rights relating to the Preferred  Shares will not be subject to Brazilian taxation.  Any gain on the sale or assignment of preemptive rights  relating to the Preferred  Shares by the Depositary on behalf of holders of Preferred ADSs,  will be subject to Brazilian  income taxation at the rate of
15%,  unless  such  sale or  assignment  is  performed  within  Brazilian  stock exchanges, in which the gains are exempt from withholding income tax.

Any gain on the sale or assignment of  preemptive  rights  relating to Preferred
Shares,  will be subject to Brazilian  income tax at the same rate applicable to the sale or  disposition  of Preferred  Shares.  The maximum rate of such tax is currently 15%.

     DISTRIBUTIONS OF INTEREST ON CAPITAL

Brazilian  corporations  may make  payments  to  shareholders  characterized  as interest on the capital of the Holding Company as an alternative  form of making
dividend  distributions.   SEE  ITEM  5  "OPERATING  AND  FINANCIAL  REVIEW  AND

PROSPECTS--LIQUIDITY  AND CAPITAL  RESOURCES."  The rate of interest  may not be higher than the Federal  Government's  long-term  interest  rate (the "TJLP") as determined by the Central Bank from time to time (11.00% per annum for the three month period ending June 30, 2000). The total amount  distributed as interest on capital may not exceed the greater of (i) 50% of net income  (before taking such distribution  and any  deductions for income taxes into account) for the year in respect of which the  payment is made or (ii) 50% of retained  earnings  for the year  prior to the year in respect of which the  payment  is made.  Payments  of
interest  on  capital  are  decided  by  the   shareholders   on  the  basis  of
recommendations of the company's board of directors.

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of  Preferred  Shares,  including  payments  to the  Depositary  in  respect  of
Preferred  Shares  underlying  ADSs, are  deductible by the Holding  Company for
Brazilian corporate income tax and social contribution on profits purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments  to  persons  who are  exempt  from tax in  Brazil,  which  are free of
Brazilian  tax,  and except for  payments to persons  situated in  jurisdictions deemed to be tax havens  (I.E.,  countries  that either have no income tax or in which the income  tax rate is less than 20%),  which will be subject to tax at a
25% rate.

No assurance  can be given that the Board of  Directors  of the Holding  Company will not recommend that future  distributions of profits should be made by means of interest on capital instead of by means of dividends.

Amounts paid as interest on capital (net of applicable  withholding  tax) may be treated as payments in respect of the dividends the Holding Company is obligated to  distribute  to its  shareholders  in  accordance  with its  Charter  and the
Brazilian  Corporation  Law.  Distributions of interest on capital in respect of the Preferred  Shares,  including  distributions to the Depositary in respect of
Preferred  Shares  underlying  ADSs,  may be  converted  into U.S.  dollars  and remitted outside of Brazil, subject to applicable exchange controls. SEE ITEM 10
"ADDITIONAL INFORMATION--EXCHANGE CONTROLS."

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

In addition to the IOF tax, the temporary contribution on financial transactions
("CPMF  tax") is  currently  levied at a rate of 0.38% on all fund  transfers in connection with financial  transactions in Brazil. The CPMF tax rate will remain
0.38% until its expected  expiration in June 2002.  Although the CPMF tax is set to expire on June 16, 2002, the Brazilian Congress is discussing the possibility of converting this temporary tax into a permanent tax.

     REGISTERED CAPITAL

Amounts  invested in Preferred  Shares by a  non-Brazilian  holder who qualifies under the Annex IV Regulations and obtains  registration with the CVM, or by the
Depositary  representing an ADS holder,  are eligible for registration  with the
Central  Bank.  Such  registration  (the amount so  registered is referred to as
("Registered Capital") allows the remittance outside Brazil of foreign currency, converted  at  the  Commercial  Market  Rate,  acquired  with  the  proceeds  of distributions  on, and amounts realized  through  dispositions of such Preferred
Shares.  The Registered  Capital per Preferred Share purchased in the form of an
ADS, or purchased in Brazil and deposited with the Depositary in exchange for an
ADS,  will  be  equal  to its  purchase  price  (stated  in U.S.  dollars).  The
Registered  Capital per Preferred  Share  withdrawn upon  cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Brazilian  stock exchange on which the most Preferred  Shares were traded on the day of  withdrawal  or, (ii) if no  Preferred  Shares were traded on that day,  the  average  price on the  Brazilian  stock  exchange  on which  the most
Preferred  Shares  were  traded  in the  fifteen  trading  sessions  immediately preceding such withdrawal.  The U.S. dollar equivalent will be determined on the basis of the average  Commercial Market Rates quoted by the Central Bank on such date or dates.

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

DOCUMENTS ON DISPLAY

      The  documents  referred  to  herein  may be  inspected  at the  Company's registered office at SCS, Quadra 2, Bloco C, 7 andar,  70302-916,  Brasilia, DF,
Brazil.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The  Company is exposed to market  risk from  changes in both  foreign  currency exchange rates and interest  rates.  The Company is exposed to foreign  exchange rate risk because certain of its costs are denominated in currencies  (primarily the U.S.  dollar)  other than those in which it earns  revenues  (primarily  the
REAL). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing.  The Company does not use derivative instruments,  such as foreign exchange forward contracts, foreign currency  options,  interest rate swaps and forward rate  agreements,  to manage these market  risks,  nor does it hold or issue  derivative  or other  financial instruments for trading  purposes,  except for the hedge contracted for the Zero
Coupon Euro  Commercial  Paper.  SEE ITEM 5 "OPERATING AND FINANCIAL  REVIEW AND
PROSPECTS--FOREIGN EXCHANGE AND INTEREST RATE EXPOSURE."

EXCHANGE RATE RISK

The Company has  exchange  rate  exposure  with respect to the U.S.  dollar.  On
December 31, 2000,  approximately R$236.4 million of the Company's  indebtedness and R$53.1  million of the  Company's  contingencies  were  denominated  in U.S.
dollars.  The potential  immediate loss to the Company on such indebtedness that would result from a hypothetical 50% change in foreign  currency  exchange rates would be  approximately  R$14 million,  once R$207.9  related to Euro Commercial
Paper are hedged  against  foreign  currency  exposure.  In addition,  if such a change were to be sustained,  the Company's cost of financing  would increase in proportion to the change.  However,  due to departures from agreed procedures in connection  with the  Breakup of  TELEBRAS  for  assigning  the right to receive payments under such  indebtedness,  payments on such indebtedness were suspended in 1998 and the Company's  management  has determined  that,  beginning in 1999,
R$53.1  million of such  indebtedness  will be  treated  for all  purposes  as a

REAL-denominated  liability.  SEE ITEM 5  "OPERATING  AND  FINANCIAL  REVIEW AND
PROSPECTS--FOREIGN  EXCHANGE AND INTEREST RATE EXPOSURE" AND SEE NOTES 22 AND 32
TO THE CONSOLIDATED FINANCIAL STATEMENTS.

INTEREST RATE RISK

As of December 31, 2000, the Company had approximately  R$509.1 million in loans and financing outstanding,  of which approximately R$480.6 million bore interest at fixed  rates and  approximately  R$28.5  million  bore  interest  at floating
(primarily LIBOR-based) rates. The Company invests its excess liquidity (R$450.1 million at December 31, 2000) mainly in  short-term  instruments.  The potential loss to the Company over one year that would have resulted from a  hypothetical, instantaneous  and unfavorable  change of 100 basis points in the interest rates applicable  to financial  assets and  liabilities  on December 31, 2000 would be approximately  R$9.2  million.  The above  sensitivity  analysis is based on the assumption  of an  unfavorable  100 basis point  movement of the interest  rates applicable to each homogeneous  category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which  financial  assets and  liabilities are denominated and assumes the same interest rate movement within each  homogeneous  category (e.g.
U.S.  dollars).  As a result, the Company's interest rate risk sensitivity model may  overstate  the impact of  interest  rate  fluctuations  for such  financial instruments,  as  consistently  unfavorable  movements of all interest rates are unlikely. SEE NOTE 22 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL  MODIFICATIONS  TO THE RIGHTS OF SECURITY  HOLDERS AND USE OF
         PROCEEDS

         None.

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16. CHANGES IN SECURITIES,  CHANGES IN SECURITY FOR REGISTERED  SECURITIES
         AND USE OF PROCEEDS

         None.

ITEM 17. FINANCIAL STATEMENTS

The Holding Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-55.

ITEM 19. EXHIBITS

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
          1.1 By-laws of the Holding Company  previously  filed with the Holding
          Company's   registration   statement   on   September   18,  1998  and
          incorporated herein by reference.
          1.2 Amendment to the Charter of the Holding Company  previously  filed with the Holding  Company's  registration  statement on September  18,
          1998 and incorporated herein by reference.
          2.1 Deposit  Agreement  dated as of July 27, 1998  between the Holding
          Company  and The Bank of New York,  previously  filed with the Holding
          Company's   registration   statement   on   September   18,  1998  and
          incorporated herein by reference.
          4.1  Standard   Concession   Agreement  for  Mobile  Cellular  Service
          (original and English translation),  previously filed with the Holding
          Company's   registration   statement   on   September   18,  1998  and
          incorporated herein by reference.
          4.2 Cellular Service  Authorization  Agreement (original) entered into and between the Brazilian Government,  through Anatel, and Tele Centro
          Oeste/Inepar  Ltda.,  currently Norte Brasil Telecom S.A., on November
          27, 1998.

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
WITH  RESPECT  TO  LONG-TERM  DEBT  OF THE  COMPANY,  NONE OF  WHICH  AUTHORIZES
SECURITIES  IN A TOTAL  AMOUNT  THAT  EXCEEDS  10% OF THE  TOTAL  ASSETS  OF THE
COMPANY.  THE COMPANY  HEREBY AGREES TO FURNISH TO THE  SECURITIES  AND EXCHANGE
COMMISSION  COPIES OF ANY SUCH OMITTED  PROMISSORY NOTES OR OTHER INSTRUMENTS OR
AGREEMENTS AS THE COMMISSION REQUESTS.

                                  INDEX OF DEFINED TERMS

                                     PAGE                                           PAGE

AD.....................................15     EILD Contract...........................14
ADRs...................................48     EMBRATEL................................11
ADSs...................................48     Equity Withdrawing Rights...............11
American Depositary Shares.............48     Extreme South Stock Exchange............54
Americel...............................22     Federal Government.......................1
ANATEL.................................10     Fenattel................................46
ANATEL Decree..........................25     Financial System Law....................55
Annex IV Regulations...................61     Fistel..................................19
Annex V Regulations.....................8     Fittel..................................47
Area 7.................................10     Fixed-Line Region.......................11
Area 8.................................10     Floating Market..........................5
Audit Committee........................29     Floating Market Rate.....................5
Band A.................................23     GDP.....................................12
Band A Concessions.....................10     General Telecommunications Law..........10
Band A Service Provider................23     Holding Company..........................1
Band A Subsidiary.......................1     IBGE....................................12
Band B.................................22     ICMS....................................18
Band B Concessions.....................10     IGP-DI...................................8
Band B Service Provider................21     IGP-M...................................31
Band B Subsidiary.......................1     IOF tax.................................64
Brazil..................................1     IRS.....................................66
Brazilian Corporation Law..............56     LIBOR...................................34
Brazilian GAAP..........................1     Minimum Law.............................25
Brazilian Securities Law...............56     National Monetary Council...............55
Breakup................................11     NBT......................................1
Breakup of TELEBRAS....................11     New Holding Companies...................10
Cellular Region........................11     non-Brazilian holder....................62
Cellular Service Rule..................26     non-U.S. holder.........................62
Central Bank...........................56     Noon Buying Rate.........................1
Certificate of Registration............30     off-peak calls..........................15
CLC....................................54     Parana Stock Exchange...................54
Code...................................66     PCS......................................7
COFINS..................................9     Pernambuco and Paraiba Stock Exchange...54
Commercial Market.......................5     PETROBRAS...............................45
Common Shares..........................48     PFIC....................................67
Company.................................1     PIS................................ .....9
Concessions............................10     Predecessor Companies...................10
Consolidated Financial Statements.......1     Preferred Shares........................48
CPMF tax...............................64     R$ ......................................1
CPqD...................................42     reais....................................1
Custodian..............................60     real.....................................1
CVM....................................11     REAL Plan...............................29
Deposit Agreement......................53     Region..................................11
Depositary.............................53     Registered Capital......................64
dollars.................................1     Rio de Janeiro Stock Exchange...........52
DSL1...................................15     SAF.....................................22
DSL2...................................15     Sao Paulo Stock Exchange................52
e&p....................................65 SEC.....................................55
EILD...................................14     Service Quality Memorandum..............26

                                     PAGE                                          PAGE

Shareholders Essential Rights..........56     Telecommunications Regulations..........10
SISTEL.................................41     Telegoias...............................1
SMS....................................21     Telemat.................................1
Splice.................................11     Telems..................................1
STFC...................................24     Teleron.................................1
Stock Exchange Unification Program.....54     TJLP...................................43
Subsidiaries............................1     U.S. dollars............................1
Subsidiary..............................1     U.S. GAAP...............................2
Tele Centro Sul........................22     U.S. holder............................65
Teleacre................................1     US$.....................................1
TELEBRAS...............................10     VC1....................................15
TELEBRAS Loans.........................34     VC2....................................15
TELEBRAS System........................10     VC3....................................15
Telebrasilia............................1     WAP....................................13

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

SDH (SYNCHRONOUS  DIGITAL  HIERARCHY):  A hierarchical set of digital  transport structures  standardized  for the  transport of suitably  adapted  payloads over physical transmission networks.

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
Dated: July 16, 2001

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

              REPORT OF ERNST & YOUNG AUDITORES INDEPENDENTES S.C.

Directors and Shareholders
TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

We have  audited the  accompanying  consolidated  balance  sheets of Tele Centro
Oeste Celular  Participacoes  S.A. and  subsidiaries as of December 31, 2000 and
1999,  and  the  related  consolidated  statements  of  operations,  changes  in shareholders'  equity and cash flows for the years then ended.  These  financial
statements   are  the   responsibility   of  the   Company's   management.   Our
responsibility  is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Brazil and in the United States of America.  Those standards  require that we plan and  perform  the audit to obtain  reasonable  assurance  as to whether the financial  statements  are free of  material  misstatement.  An  audit  includes examining,  on a test basis,  evidence supporting the amounts and disclosures in the  financial  statements.  An audit also  includes  assessing  the  accounting principles  used  and  significant  estimates  made  by  management,  as well as evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material  respects,  the consolidated  financial position of Tele
Centro Oeste Celular  Participacoes  S.A. at December 31, 2000 and 1999, and the
consolidated  results  of its  operations  and its cash flows for the years then ended, in conformity with accounting  principles  generally  accepted in Brazil, which differ in certain  respects  from those  followed in the United  States of
America (See Note 29).

                   Ernst & Young Auditores Independentes S.C.
                             /s/ Luiz Carlos Nannini
                                     Partner
Brasilia, Brazil

February 2, 2001 (except for note 16 as to which the date is March 28, 2001)

REPORT OF DELOITTE TOUCHE TOHMATSU

To the Board of Directors and Shareholders of
TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Brasilia - DF, Brazil

We have audited the accompanying  consolidated  statements of income, cash flows and changes in shareholders'  equity of Tele Centro Oeste Celular  Participacoes
S.A. for the year ended  December 31, 1998 (all  expressed in Brazilian  REAIS).
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

In our opinion, the consolidated  financial statements referred to above present fairly,  in all material  respects,  the results of  operations,  cash flows and changes in shareholders' equity of Tele Centro Oeste Celular  Participacoes S.A.
for the year ended December 31, 1998, in conformity with  accounting  principles generally accepted in Brazil and on the basis set out in note 2.

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

/s/ DELOITTE TOUCHE TOHMATSU
March 26, 1999

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 2000
                 (In thousands of constant Brazilian Reais - R$)

                                                                 NOTE           1999              2000
                                                             -----------   --------------    --------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents................................                     69,432          450,131
  Marketable securities....................................       12            87,667          158,701
  Trade accounts receivable, net...........................       13           173,254          161,010
  Loans and financial investments..........................                      4,639                -
  Deferred income taxes and recoverable taxes..............       14            63,831          107,380
  Handset and accessory inventory........................                       19,137           52,082
  Other assets.............................................                     16,154           28,275
                                                                           --------------    --------------
Total current assets.......................................                    434,114          957,579

NONCURRENT ASSETS
  Deferred income taxes and recoverable taxes..............       14               617           66,282
  Loans and financial investments.........................                           -            2,673
  Other assets.............................................                      4,466            4,018
                                                                           --------------    --------------
Total noncurrent assets....................................                      5,083           72,973

PERMANENT ASSETS
  Investments..............................................                      4,458            5,445
  Property, plant and equipment, net ......................       15           994,531        1,083,754
  Deferred charges, net....................................       16           380,934           35,158
                                                                           --------------    --------------
Total permanent assets.....................................                  1,379,923        1,124,357
                                                                           --------------    --------------

                                                                           ==============    ==============
Total assets...............................................                  1,819,120        2,154,909
                                                                           ==============    ==============

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 2000
                 (In thousands of constant Brazilian Reais - R$)

                                                                 NOTE           1999              2000
                                                             -----------   --------------    --------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Payroll and related accruals.............................       17             6,236            6,969
  Accounts payable and accrued expenses....................       18           106,166          227,757
  Indirect taxes...........................................       19            50,253           61,002
  Deferred taxes and income taxes payable..................       20            17,925            9,838
  Participation in results of operation....................       21            50,708           51,781
  Loans and financing......................................       22           100,629          490,239
  Payable for concession (license).........................                     18,319           19,423
  Other payables...........................................                      5,092            8,867
                                                                           --------------    --------------
Total current liabilities..................................                    355,328          875,876

NONCURRENT LIABILITIES
  Accounts payable and accrued expenses....................       18               614            1,047
  Deferred taxes and income taxes payable..................       20            59,831           71,646
  Loans and financing......................................       22            43,199           18,910
  Provision for contingencies..............................       23             7,151           62,996
  Payable for concession (license).........................                     18,319                -
                                                                           --------------    --------------
Total noncurrent liabilities...............................                    129,114          154,599

MINORITY INTERESTS.........................................                    103,911           82,136
CAPITALIZABLE FUNDS........................................                        139              126

SHAREHOLDERS' EQUITY
  Capital..................................................                    386,865          386,865
  Capital reserve..........................................                    354,867          124,610
  Legal reserve............................................                     29,882           36,349
  Revenue reserve..........................................                    112,073           97,675
  Retained earnings .......................................                    346,941          396,673
                                                                           --------------    --------------
Total shareholders' equity.................................       25         1,230,628        1,042,172
                                                                           --------------    --------------
Total liabilities and shareholders' equity.................                  1,819,120        2,154,909
                                                                           ==============    ==============

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
            CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
                        December 31, 1998, 1999 and 2000
 (In thousands of constant Brazilian Reais, except shares and per share amounts)

                                                                                           YEARS ENDED DECEMBER 31
                                                            ---------  ----------------------------------------------------
                                                               NOTE           1998              1999               2000
                                                            ---------  ----------------  -----------------  ---------------

Net operating revenue .....................................     4            637,406          666,660            930,646
Cost of services rendered and cost of products sold........     5          (260,327)        (326,514)          (532,163)
                                                                       ----------------  -----------------  ---------------
Gross margin...............................................                  377,079          340,146            398,483
Operating expenses
    Selling expenses ......................................     6           (99,093)        (118,592)          (126,163)
    General and administrative expenses ...................                 (46,289)         (64,539)           (78,420)
    Other net operating results............................     7              (953)         (14,020)            (9,618)
                                                                       ----------------  -----------------  ---------------
Operating income before net financial results..............                  230,744          142,995            184,282
Net financial results......................................     8           (69,711)         (47,640)           (30,063)
                                                                       ----------------  -----------------  ---------------
Operating income...........................................                  161,033           95,355            154,219
Net non-operating results..................................     9           (20,575)          (6,055)           (19,539)
Employees' participation...................................                  (1,271)          (1,866)            (1,878)
                                                                       ----------------  -----------------  ---------------
Income before income taxes and minority interest...........                  139,187           87,434            132,802
Income and social contribution taxes.......................     10          (40,206)         (29,857)           (40,159)
                                                                       ----------------  -----------------  ---------------
Income before minority interest............................                   98,981           57,577             92,643

Minority interest..........................................                 (24,076)         (11,531)           (19,980)
Reversal of interest on own capital........................                   91,749           53,542             30,981
                                                                       ----------------  -----------------  ---------------
Net income.................................................                  166,654           99,588            103,644
                                                                       ================  =================  ===============
Outstanding shares at end of year (thousands)..............              334,399,028      364,399,028        364,399,028

Profit per thousand shares (R$)............................                     0.50             0.27               0.28
                                                                       ================  =================  ===============

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
            CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
                        December 31, 1998, 1999 and 2000
       (In thousands of constant Brazilian Reais - R$, of December, 2000)

                                                                              1998               1999              2000
                                                                       ---------------    ---------------    ---------------
OPERATING ACTIVITIES:
   Net income..........................................................    166,654             99,588           103,644
   Adjustments  to reconcile  net income to cash
   provided by operating activities:
     Depreciation and amortization.....................................     83,221            128,762           154,345
     Provision for loss of property and equipment......................     19,606                  -                 -
     Disposal of permanent assets......................................      1,734              7,948            16,482
     Minority interests................................................     24,076             11,531            19,980
     Allowance for doubtful accounts...................................     52,653             75,162            54,873
   Decrease (increase) in assets:
       Trade accounts receivable.......................................  (107,682)          (109,365)          (42,629)
       Inventories.....................................................          -           (19,128)          (32,945)
       Deferred income taxes and recoverable taxes.....................   (25,810)           (28,779)         (109,214)
       Other assets....................................................   (10,997)           (11,822)           (9,707)
   Increase (decrease) is on liabilities:
       Personnel, social charges and benefits..........................      3,916                687               733
       Accounts payable and accrued expenses...........................     52,222             44,827           121,591
       Indirect taxes..................................................     24,983             21,416            10,749
       Other current liabilities.......................................          -              5,092             3,776
       Accrued interest................................................      8,489              2,682            34,641
       Provision for contingencies.....................................      3,642              2,068               102
       Deferred income tax ............................................    (1,660)            (4,422)          (20,229)
       Participation in results of operation...........................      1,043           (28,513)             1,073
       Payable for concession (license)................................          -             12,416          (17,215)
       Other non-current liabilities...................................          -              (151)               433
       Minority interests..............................................          -           (26,745)          (41,755)
                                                                       ---------------    ---------------    ---------------
   Net cash provided by operating activities...........................    296,090            183,254           248,728
INVESTING ACTIVITIES:
   Marketable securities...............................................          -            (87,667)          (71,034)
   Additions to investments............................................         (8)            (4,451)           (1,432)
   Additions to property, plant and equipment                             (201,269)          (291,038)         (255,678)
   Transfer from fixed assets to investments...........................          -             39,978                 -
   Capitalized interest................................................     (1,361)                 -                 -
   Addition to deferred assets.........................................        (25)           (32,042)           (7,024)
   Transfer from deferred assets to recoverable taxes..................          -                  -           118,615
                                                                       ---------------    ---------------    ---------------
   Net cash used in investing activities...............................   (202,663)          (375,220)         (216,553)
FINANCING ACTIVITIES:
   Loans repaid........................................................     (9,002)            (3,036)           (5,239)
   Proceeds from loans.................................................      4,068             87,927           391,663
   Cash generated by spin-off from Telebras............................     20,524                  -                 -
   Capitalizable funds.................................................        166                  -               (13)
   Rights spun-off from Telebras.......................................        676                  -                 -
   Issuance of preferred shares........................................          -             63,719                 -
   Premium on issue of new shares......................................          -                 82                 -
   Interest on own capital.............................................          -            (49,059)          (37,887)
                                                                       ---------------    ---------------    ---------------
   Net cash provided by financing activities...........................     16,432             99,633           348,524
Increase in cash and cash equivalents..................................    109,859            (92,333)          380,699
Cash and cash equivalents at beginning of year.........................     51,906            161,765            69,432
                                                                       ---------------    ---------------    ---------------
Cash and cash equivalents at end of year...............................    161,765             69,432           450,131
                                                                       ===============    ===============    ===============

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED
                        DECEMBER 31, 1998, 1999 AND 2000
       (In thousands of constant Brazilian Reais - R$, of December, 2000)

                                                                        SHAREHOLDERS' EQUITY
                                        -----------------------------------------------------------------------------------------
                                        DIVISIONAL                CAPITAL     LEGAL        REVENUE       RETAINED
                                          EQUITY      CAPITAL     RESERVE    RESERVE       RESERVE       EARNINGS        TOTAL
                                        -----------------------------------------------------------------------------------------
  BALANCE AT DECEMBER 31, 1997.........   679,472           -           -          -             -              -       679,472

  Spin-off from Telebras............... (679,472)     253,622           -     14,991       255,237        176,821        21,199
  Consolidation adjustments............
      Capitalized interest.............         -           -           -          -             -         11,190        11,190
      Donations and others.............         -           -           -          -             -            108           108
  Net income...........................         -           -           -          -             -        166,654       166,654
  Transfer to reserves.................         -           -           -      8,993       164,952      (173,945)             -
  Reversal of reserves.................         -           -           -          -     (255,237)       255,237              -
  Dividends/Interest on own capital....         -           -           -          -             -       (79,485)      (79,485)
                                        -----------------------------------------------------------------------------------------
  BALANCE AT DECEMBER 31, 1998.........         -     253,622           -     23,984       164,952        356,580       799,138

  Capital increase with reserves.......         -      69,525           -          -             -       (69,525)             -
  Issuance of preferred shares.........         -      63,718           -          -             -              -        63,718
  Reversal of reserves.................         -           -           -          -     (164,952)       164,952              -
  Premium on issue of new shares.......         -           -          81          -             -              -            81
  Assets incorporated from
    Coverage S.A.......................         -           -     354,786          -             -              -       354,786
  Deferred tax on full indexation .....         -           -           -          -             -       (46,551)      (46,551)
  Net income...........................         -           -           -          -             -         99,588        99,588
  Transfer to reserves.................         -           -           -      5,898       112,073      (117,971)             -

  Interest on own capital..............         -           -           -          -             -       (40,132)      (40,132)
                                        -----------------------------------------------------------------------------------------
  BALANCE AT DECEMBER 31, 1999.........
                                                -     386,865     354,867     29,882       112,073        346,941     1,230,628

  Provision for reduction of assets
  incorporated from Coverage...........         -           -   (230,257)          -             -              -     (230,257)
  Reversal of reserves.................         -           -           -          -     (112,073)        112,073             -
  Deferred tax on full indexation......         -           -           -          -             -       (23,956)      (23,956)
  Net income...........................         -           -           -          -             -        103,644       103,644
  Transfer to reserves.................         -           -           -      6,467        97,675      (104,142)             -
  Interest on own capital/dividends....         -           -           -          -             -       (37,887)      (37,887)

                                        -----------------------------------------------------------------------------------------
  BALANCE AT DECEMBER 31, 2000.........         -     386,865     124,610     36,349        97,675        396,673     1,042,172
                                        -----------------------------------------------------------------------------------------

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

1.  OPERATIONS AND BACKGROUND

    Beginning  in  1995,   the  Federal   Government  of  Brazil  (the  "Federal
    Government") undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1997 the Federal Congress adopted a
    General   Telecommunications   Law  providing  for  the   privatization   of
    Telecomunicacoes   Brasileiras  S.A.  ("Telebras")  which,  through  its  28
    operating subsidiaries was the primary supplier of public telecommunications services in Brazil (the "Telebras System").

    In preparation for the  privatization of the Telebras System,  the operating subsidiaries  were divided into twelve separate  groups,  (a) three regional fixed-line  operators,  (b) eight  regional  cellular  operators and (c) one national long-distance operator. The cellular telecommunications  businesses were first separated from the operating  subsidiaries and subsequently  from the fixed-line businesses. The new cellular businesses and the long-distance operator  were combined  into the twelve  separate  groups (the "New Holding
    Companies").  Both  the  separation  of  the  cellular  businesses  and  the subsequent grouping of the former Telebras subsidiaries were performed using a procedure under Brazilian corporate law called CISAO (the "spin-off").  As of part of this process Tele Centro Oeste  Celular  Participacoes  S.A. (the
    "Holding Company") was formed.

    Tele Centro Oeste Celular  Participacoes  S.A. (the "Company") was formed on
    May 22, 1998,  through the  spin-off of certain  assets and  liabilities  of
    Telebras, including 81.4%, 83.8%, 91.9%, 96.0%, 91.3% and 94.0% of the share capital of  Telebrasilia  Celular  S.A.,  Telegoias  Celular  S.A.,  Telemat
    Celular S.A.,  Telems  Celular  S.A.,  Teleron  Celular  S.A.,  and Teleacre
    Celular  S.A.,  respectively.  Until  August 4,  1998,  the  Companies  were controlled by the Federal Government.

    At December 31, 2000, 53.8% of the common shares were owned by BID S.A.

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
    The Concessions will expire as follows:

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

1.  OPERATIONS AND BACKGROUND (Continued)

             COMPANY                                        EXPIRATION
             -------                                        ----------
             Telebrasilia Celular S.A..............      July 24, 2006
             Telegoias Celular S. A. ..............   October 29, 2008
             Telemat Celular S.A. .................     March 30, 2009
             Telems Celular S.A. .................. September 28, 2009
             Teleron Celular S.A. .................      July 21, 2009
             Teleacre Celular S.A. ................      July 15, 2009

    The   subsidiary   companies   controlled   by  Tele  Centro  Oeste  Celular
    Participacoes  S.A. were legally  formed on January 5, 1998 and the spin-off
    from  the  predecessors   was  approved  during  an  Extraordinary   General
    Shareholders Meeting, held on January 30, 1998.

    The  Concessions  may be renewed  at the  discretion  of Anatel (as  defined below) for a further  term of 15 years but could be extended  for another 15 years. Cellular telecommunications services were first offered in the states serviced by the  subsidiaries of Tele Centro Oeste Celular S.A. between July
    1991 and February 1996.

    On May 24, 1999, Norte Brasil Telecom S.A. - NBT, a corporation not publicly traded,  was  formed  with  the  Holding  Company  participating  95% in its capital.  NBT has the  objective  of  operating  the  cellular  service  and activities  necessary or  convenient  for the  execution of these  services, comprising the coverage area 8 - Band B, which corresponds to the geographic areas  constituted  by the  states of  Amazonas,  Roraima,  Amapa,  Para and
    Maranhao.

    Norte Brasil  Telecom S.A.  started up its  operations at the end of October
    1999,  covering 11 of the 97 cities  within their  operating  area. As their activities  relating to the  rendering  of services  were  insignificant  at
    December 31, 1999, all expenses  incurred until this date were considered as pre-operating and only subject to amortization from January 2000.

    The  Companies'  businesses,  including the service they may provide and the rates they charge are  regulated  by Agencia  Nacional  de  Telecomunicacoes
    ("Anatel"),  the regulatory  authority for the Brazilian  telecommunications industry pursuant to Law No. 9,472 of July 16, 1997.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
          (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

2.  PRESENTATION OF THE FINANCIAL STATEMENTS

    a. PRESENTATION OF THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
       1998, 1999 AND 2000

       The  consolidated  financial  statements were prepared in accordance with generally  accepted  accounting  principles  in  Brazil  and  regulations
       established  by  CVM  -  Comissao  de  Valores   Mobiliarios   (Brazilian
       Securities Commission).

       The  incorporation  of the net assets  spun-off from Telebras was carried out on  February  28,  1998.  At this  date,  the  equity  accounting  of investments was calculated based on the investee's  shareholders'  equity as of  December  31,  1997.  Accordingly,  the  statement  of  operations includes the parent company's  operations for the period commencing March
       1 until December 31, 1998, and the operating  results of the subsidiaries for the 12 months of 1998.

       The consolidated  financial  statements include Tele Centro Oeste Celular
       Participacoes S.A. and its majority - owned subsidiaries.

       Minority interest is included in the consolidated financial statements of the Company.  At December 31, 2000, this interest was 11.8%,  7.8%, 2.7%,
       1.8%, 3.0%, 1.7% and 5.0% of Telebrasilia Celular S.A., Telegoias Celular
       S.A.,  Telemat Celular S.A.,  Telems Celular S.A.,  Teleron Celular S.A.,
       Teleacre Celular S.A. and Norte Brasil Telecom S.A., respectively.

       The  presentation  of  the  consolidated  financial  statements  (assets, liabilities  and  operating  results) is  consistent  with the  published financial statements of Tele Centro Oeste Celular  Participacoes S.A. and
       its   subsidiaries   and  considers  the   elimination  of   intercompany
       transactions in accordance with generally accepted accounting  principles in Brazil.

       The  consolidated  financial  statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing  power of the
       Brazilian currency until December 31, 2000.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

2.  PRESENTATION OF THE FINANCIAL STATEMENTS (Continued)

    b. INFLATION ACCOUNTING METHODOLOGY

       As  a  result  of  legislation   mandating  the  discontinuation  of  the
       indexation system for Brazilian  corporate law accounting and most fiscal purposes,  together with the option  granted by the Brazilian  Securities
       Commission  (Comissao de Valores  Mobiliarios  - CVM),  the  consolidated financial statements of Tele Centro Oeste Celular as of December 31, 2000
       and for the year then ended, as published in Brazil, do not recognize the effects of changes in the purchasing power of the Brazilian currency that would  have been  required  under the  comprehensive  indexation  system,
       applied  through   December  31,  1995.  In  July  1997,  the  three-year
       cumulative  inflation  rate for Brazil  fell  below  100%.  However,  for accounting  purposes,  the Company  applied the constant  currency method through  December 31, 2000, as required by Brazilian  generally  accepted accounting  principles when the inflation rate is material.  During 1998, the  inflation  rate was 1.8%.  Therefore,  monetary  correction  was not applied in 1998.

       For 1999 and 2000,  the  annual  inflation  rates  were  20.1% and 9.95%, respectively,  which were  considered  to have a  material  effect on the financial  statements.  Thus the financial  statements of the Company for the  three-year  period ended  December 31, 2000 were prepared  using the integral  restatement  method,  in order to express  the  balances of the
       Company in currency of constant purchasing power of December 31, 2000.

       The principal criteria adopted to prepare the fully indexed  consolidated financial  statements are in conformity  with the  accounting  records of
       Tele  Centro  Oeste  Celular  and its  subsidiaries,  which  observe  the accounting practices mentioned in note 3, as follows:

       i.  INFLATION INDEX

           The consolidated  financial  statements as of December 31, 1998, 1999 and 2000,  were  prepared on a fully  indexed  basis to recognize the effects in the purchasing power of the Brazilian  currency during the periods  presented and  expressed in currency of constant  purchasing power of December 31, 2000 by using the monthly average values of the
           INDICE GERAL DE  PRECOS-MERCADO  (the General Prices  Index-Market or
           the "IGP-M") of the FUNDACAO GETULIO VARGAS.  Inflation for the three year period ended December 31, 2000, as measured by the IGP-M, was as follows:

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

2.  PRESENTATION OF THE FINANCIAL STATEMENTS (Continued)

    b. INFLATION ACCOUNTING METHODOLOGY (Continued)

         PERIOD                                         ANNUAL INFLATION (%)
         ------                                         --------------------
         Year ended December 31, 1998................               1.80
         Year ended December 31, 1999................              20.10
         Year ended December 31, 2000................               9.95

       ii.   1998 INFLATION

             Considering  the low  level  of  inflation  in  1998,  the  Company considered  the  variation  of the  IGP-M  in 1998  equal to 0% for purposes of  applying  the  constant  currency  method.  Management believes that applying the variation of 1.8 % would not be material to the Company's financial statements.

       iii.  DEFERRED  INCOME TAX EFFECTS OF INDEXATION  ADJUSTMENTS IN 1999 AND
             2000

             As a result of  legislation  mandating the  discontinuation  of the indexation  system  for  Brazilian  corporate  law and most  fiscal purposes  as from  January 1, 1996,  the  indexation  of assets and liabilities for financial  reporting  purposes at December 31, 1999 and 2000 is not permitted for tax purposes. Accordingly, a deferred tax  liability  arises  from the  excess  of net  assets  shown for financial  reporting  purposes  over the tax  basis  of  these  net
             assets.  The  charge  relating  to  the  additional   deferred  tax
             liability  of R$ 23,956 in 2000 (R$ 46,551 in 1999),  was  recorded
             directly   against   shareholders'   equity.   The  tax  effect  of
             depreciation  and  disposals   relating  to  the  base  differences
             (reversal  of the  charge)  in the  amount of R$ 12,901 in 2000 (R$
             9,074 in 1999) was  credited to the income and social  contribution taxes in the consolidated statement of income.

       iv.   THE  RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY BALANCES
             BETWEEN CORPORATE LAW AND TOTAL RESTATEMENT IS AS FOLLOWS:

                                                   NET INCOME               SHAREHOLDERS' EQUITY
                                            ------------------------------------------------------
                                                 1999         2000             1999         2000
                                            ------------------------------------------------------
       Corporate law                          117,970      129,319        1,115,452      896,398
       Restatement of net permanent assets   (15,746)     (27,062)          199,127      239,459
       Tax effects                              9,074       12,901         (70,360)     (81,416)
       Minority interests                    (11,710)     (11,514)         (13,591)     (12,269)
                                            ------------------------------------------------------
       In constant currency                    99,588      103,644        1,230,628    1,042,172
                                            ======================================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

2.  PRESENTATION OF THE FINANCIAL STATEMENTS (CONTINUED)

    c. DIVISIONAL EQUITY

       As  discussed  in note 1, the  Companies  were  formed as a result of the specific identification and spin-off of assets, liabilities, revenues and
       expenses  comprising  the  cellular   telecommunications   businesses  of
       Telegoias,  Telems, Telemat,  Teleron,  Teleacre and Telebrasilia.  Since
       Tele  Centro  Oeste  Celular  Participacoes  S.A.  did not exist prior to
       January  1,  1998  no  individual   capital   structure  was  maintained.
       Consequently, the net assets contributions have been shown as "divisional equity" in the accompanying consolidated financial statements.

    d. CONSOLIDATION PRINCIPLES

       The consolidated  financial  statements  include the financial records of the Holding Company and its majority - owned  subsidiaries.  All material intercompany accounts and transactions have been eliminated.

3.  SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

    a. CASH AND CASH EQUIVALENTS

       Cash  equivalents  consist of highly  liquid  investments  with  original maturity of three months or less at the time of purchase.

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

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

3.  SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (CONTINUED)

    d. FOREIGN CURRENCY TRANSACTIONS

       Transactions in foreign currency are recorded at the prevailing  exchange
       rate  at  the  time  of  the  related   transactions.   Foreign  currency
       denominated assets and liabilities are translated using the exchange rate at the balance sheet date.  Exchange  differences  are  recognized in the statements of operations as they occur.

    e. HANDSET AND ACCESSORY INVENTORIES

       Inventories  are stated at the lower cost or  market,  whereby  costs are determined using the average acquisition cost method.

    f. PROPERTY, PLANT AND EQUIPMENT

       Property,  plant  and  equipment  is  stated at  average  acquisition  or construction  cost,  monetarily  corrected  to December  31,  2000,  less accumulated depreciation.

       The operation right (concession - area 8) of the Band B cellular services related to  subsidiary  Norte  Brasil  Telecom  S.A.  was recorded at its acquisition cost and is being amortized in accordance with the concession terms.

       The materials for plant expansion are stated at average acquisition cost.

       Maintenance and repair expenses  representing  improvements  (increase of installed  capacity or useful life) are capitalized,  while the remaining are charged to operating results when incurred.

       Depreciation  is provided  using the  straight-line  method  based on the
       estimated  useful  lives  of  the  underlying   assets.   The  respective
       depreciation rates are described in note 15.

    g. DEFERRED CHARGES

       PRE-OPERATING EXPENDITURES

       Income and expenses incurred during the pre-operating period faced by the subsidiary Norte Brasil Telecom S.A. are charged to deferred charges.

       Deferred  charges were not amortized  during 1999 as the subsidiary Norte
       Brasil Telecom S.A. did not commence operations until January 2000.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

3.  SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (Continued)

       PREMIUM IN THE MERGER OF COVERAGE PARTICIPACOES S.A.

       On December 14, 1999, the Company's parent company Coverage Participacoes
       S.A. was merged into the Company  with the purpose of  obtaining  the tax benefit of premium  amortization in the amount of R$ 354,786,  which will be amortized  over a 5-year period as discussed in note 31. As the merger was  into  a  wholly  owned  subsidiary,  there  was  no  effect  on  the consolidated financial statements.

    h. INCOME AND SOCIAL CONTRIBUTION TAXES

       Brazilian  income taxes are  comprised of the federal  income tax and the social  contribution  tax. At December 31, 2000, the statutory  rates for the federal income tax and for the social  contribution  tax were 25% and
       9%, respectively. For Brazilian GAAP purposes, income taxes are accounted for using the liability method.

       As described in note 2 (b) (iii),  the expense  related to the effects of deferred taxes from indexation adjustments for 1999 and 2000 are recorded directly against shareholders' equity.

    i. PROVISION FOR CONTINGENCIES

       The provision  for  contingencies  was recorded  based on the estimate of
       Company legal advisors on judicial proceedings in process.

    j. NET FINANCIAL RESULT

       The net  financial  result  represents  interest and monetary  variations resulting from financial investments and loans and financing obtained and conceded.  Interest  charged on own capital  compose the balance of these accounts.  In compliance  with the tax  legislation,  the interest on own capital is recorded as financial  expenses and  considered as destination of result for financial statement purposes, according to CVM Deliberation
       No. 207 of December 12, 1996.

    k. PENSION PLAN

       The Company and its  subsidiaries,  participate in a multi-employer  plan
       that  provides  pension  and  other  post-retirement   benefits  for  its
       employees.  Current  costs are  determined  as the amount of the required contribution for the period and are recorded on the accrual basis.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

3.  SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (Continued)

    l. PROFIT PER THOUSAND-SHARES

       Profit  per  thousand-shares  were  calculated  based  on the  number  of outstanding shares at the date of the corresponding balance sheets.

    m. REVENUE RECOGNITION

       Revenues for services and  equipment are  recognized  when the service is provided  or when the  equipment  is sold,  respectively.  Revenues  from cellular  telephone  services  consist  of  subscription  charges,  usage charges,  network  usage  charges and charges for  maintenance  and other customer  services.  Unbilled  revenues  from  the  billing  date  to the month-end are estimated  and  recognized as revenues  during the month in which the service was provided.  Revenues from  equipment  sales refer to sales of handsets.

       The Company began selling prepaid cards during 1999. The revenue from the sales of these cards is recognized according to the minutes used for each card.  Revenue from unused minutes is deferred until used. Because amount deferred is immaterial, it has been included in other liabilities.

    n. SEGMENT INFORMATION

       The  Companies  operate  solely  in one  segment  of local  and  regional cellular  telecommunications.  Until 1999, all revenues were generated in relation to services  provided in or routed  through the states of Goias,
       Tocantins,  Mato  Grosso  do Sul,  Mato  Grosso,  Rondonia,  Acre and the
       Federal  District.  As of 2000,  revenues were also generated through the states of Maranhao, Para, Amapa, Roraima and Amazonas.

    o. USE OF ESTIMATES

       The preparation of consolidated  financial  statements in conformity with
       Brazilian  GAAP and US GAAP  requires  management  to make  estimates and assumptions related to assets, liabilities, revenues and expenses for the period being reported. Actual results could differ from those estimates.

    p. MINORITY INTERESTS

       The Company records minority interest expense, which reflects the portion of the earnings of  majority-owned  operations that are applicable to the minority interest partners. See note 2a.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

3.  SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (Continued)

    q. ADVERTISING COSTS

       Advertising  costs are  expensed  as  incurred  and  included  in selling expenses.  They  amounted to R$24,321  and  R$19,207  for the years ended
       December  31, 2000 and 1999,  respectively.  The Company did not maintain specific records for prior years.

4.  NET OPERATING REVENUE

                                               1998         1999         2000
                                            -----------  -----------  ----------
       Monthly subscription charges           193,859      211,364      194,424
       Activation fees                         28,606        4,080            -
       Usage charges                          380,383      369,235      349,880
       Network usage charges                  187,682      197,079      334,498
       Resale of handsets and prepaid cards         -       58,634      274,812
       Others                                   8,491       14,942       11,248
       Gross operating revenue                799,021      855,334    1,164,862
       Taxes on gross revenue                (161,615)    (188,674)    (234,216)
                                            -----------  -----------  ----------
       Net operating revenue                  637,406      666,660      930,646
                                            ===========  ===========  ==========

       There are no customers who  contribute  more than 10% of gross  operating revenues.

5.  COST OF SERVICES RENDERED AND COSTS OF PRODUCTS SOLD

                                               1998         1999         2000
                                            -----------  -----------  ----------
       Depreciation                            80,078      120,202     142,763
       Personnel                                8,286        8,963      11,276
       Third party materials and services      71,572       78,897      95,825
       Fixed-line network expenses             70,265       27,996      26,850
       Fistel tax                              17,994       30,111      51,581
       Cost of products sold                        -       50,918     194,045
       Others                                  12,132        9,427       9,823
                                            -----------  -----------  ----------
                                              260,327      326,514     532,163
                                            ===========  ===========  ==========

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

6.  SELLING EXPENSES

                                                    1998               1999            2000
                                               ----------------   --------------   -------------
    Personnel                                          7,047             9,815         13,827
    Third party materials and services                38,902            43,734         64,000
    Rent/leasing/insurance                               763             1,253          3,326
    Depreciation                                          84                35              -
    Net losses on trade accounts receivable           52,293            63,618         44,790
    Others                                                 4               137            220
                                               ----------------   --------------   -------------
                                                      99,093           118,592        126,163
                                               ================   ==============   =============

7.  OTHER NET OPERATING RESULTS

                                                    1998               1999             2000
                                              -----------------   --------------   -------------
    Research and development                         (2,373)             (839)          (617)
    Taxes (except income tax)                          (650)          (10,485)        (9,801)
    Contingencies                                    (3,709)           (1,318)              -
    Fines and expenses recovered                       5,189             3,167          3,354
    Amortization of the premium-Coverage
       Participacoes S.A.                                  -           (5,913)              -
    Tax incentives                                         -             4,271              -
    Other                                                590           (2,903)        (2,554)
                                              -----------------   --------------   -------------
                                                       (953)          (14,020)        (9,618)
                                              =================   ==============   =============

8.  NET FINANCIAL RESULTS

                                                    1998              1999             2000
                                              -----------------  ---------------   -------------
    Interest revenue                                  32,196            42,830        102,835
    Interest expense                                 (9,679)          (37,576)       (98,487)
    Interest on own capital (dividends)             (91,749)          (53,542)       (30,981)
    Net exchange/ monetary variations                  (479)               648        (3,430)
                                              -----------------   --------------   -------------
                                                    (69,711)          (47,640)       (30,063)
                                              ==================================================

                                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

9.  NET NON-OPERATING RESULTS

                                                     1998                1999               2000
                                                -----------------   ---------------   ---------------
    Interest on construction-in-progress              1,361                 -                 -
    Non-operating financial expenses                (1,361)                 -                 -
    Loss on the disposal of property, plant
      and equipment                                 (1,073)           (6,141)               404
    Provision for losses on the realization of
      property, plant and equipment                (19,606)                 -                 -
    Amortization of premium - Coverage
      and pre-operating expenditures                      -                 -          (21,055)
    Other non-operating income                          104                86             1,112
                                                -----------------   ---------------   ---------------
                                                   (20,575)           (6,055)          (19,539)
                                                =================   ===============   ===============

10. INCOME AND SOCIAL CONTRIBUTION TAXES

    In 1998 the income tax rate was 25% and 8% for social contribution tax. From
    May 1, 1999 the rate of social  contribution  tax changed from 8% to 12%. In
    2000,  the income tax rate was 25% and the rate of social  contribution  was
    12% in January and 9% from February to December. Deferred taxes are provided for based on temporary differences.

    Income taxes are as follows:

                                                     1998             1999            2000
                                                --------------   ---------------  ---------------
    Social contribution tax                         11,943            5,868            14,857
    Income tax                                      36,574           33,063            38,203
    Deferred taxes                                 (8,311)          (9,074)          (12,901)
                                                --------------   ---------------  ---------------
                                                    40,206           29,857            40,159
                                                ==============   ===============  ===============

    The  table  below  is a  reconciliation  of tax  expense  recognized  in the consolidated  income statement and the amount  calculated in accordance with the legislation in force:

                                                         1998           1999            2000
                                                    --------------  -------------  -------------
    Social contribution tax at statutory rates        (11,135)        (8,087)       (14,117)
    Social contribution tax on permanent additions        (40)        (9,039)        (6,717)
    Social contribution tax on permanent exclusions        268          8,636          7,680
    Effects on the constant currency method              (841)        (3,216)        (1,877)
    Others                                               (195)          5,838            174
                                                    --------------  -------------  -------------
    Social contribution tax                           (11,943)        (5,868)       (14,857)
                                                    ==============  =============  =============
    Income tax at statutory rates                     (34,796)       (21,858)       (33,200)
    Income tax on permanent additions                    (125)       (18,757)       (18,661)
    Income tax on permanent exclusions                   1,406         17,939         17,939
    Effects on the constant currency method            (2,631)       (10,708)        (5,739)
    Tax incentives/others                                (428)            321          1,458
                                                    --------------  -------------  -------------
    Income tax                                        (36,574)       (33,063)       (38,203)
                                                    ==============  =============  =============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

10. INCOME AND SOCIAL CONTRIBUTION TAXES (Continued)

    Income taxes in Brazil include federal income tax and a social  contribution tax. From January 1, 1998 to April 30, 1999 the social contribution tax rate was 8%.  Effective May 1, 1999 to January 31, 2000, the social  contribution tax rate was increased to 12%. On February 1, 2000 the rate was decreased to
    9%. The federal income tax rate was 25% for all periods presented.

11. SUPPLEMENTAL CASH FLOW INFORMATION

                                                             1998             1999           2000
                                                        ---------------   ------------    -----------
    Cash paid for interest                                    2,666             535          2,927
    Cash paid against provisions for contingencies              363              92          3,639
    Income tax and social contributions paid                 41,869          21,232         54,370
    Cash paid for concessions                                15,755          19,212         19,289

12. MARKETABLE SECURITIES

    Marketable  securities  at  December  31,  2000  and 1999  consisted  of the following:

                                                     INTEREST          DUE DATE        1999        2000
                                                --------------   ---------------   -----------  -----------
    Notes from Central Bank of Brazil  -          100% of CDI      9/17/2001 and
    Special issue - public titles                                    6/17/2004        38,655       39,007
        issue - public titles
    Debentures - Unibanco leasing contracts       100% of CDI        5/1/2003         27,153       28,165
    Commercial Paper - Splice do Brasil S.A.      106% of CDI        1/12/2001         8,567       77,743
                                                                   3/19/2001 and
    Bank Certificate Deposit - Unibanco           100% of CDI        4/25/2001        13,292       13,786
                                                                                   -----------  -----------
                                                                                      87,667      158,701
                                                                                   ===========  ===========

    The carrying value of the assets equals the fair value.

13. TRADE ACCOUNTS RECEIVABLE, NET

                                                   1999              2000
                                               ------------      ------------
    Accrued amounts                                52,980            42,948
    Billed amounts                                149,310           143,888
    Allowance for doubtful accounts              (29,036)          (25,826)
                                               ------------      ------------
                                                  173,254           161,010
                                               ============      ============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

13. TRADE ACCOUNTS RECEIVABLE, NET (Continued)

    The changes in the allowance for doubtful accounts are as follows:

                                                1998                  1999                 2000
                                           ----------------    -------------------   -----------------
    Balance at beginning of year                29,522               28,020               29,036
    Bad debt expense                            52,653               75,162               54,873
    Write-offs                                (54,155)             (74,146)             (58,083)
                                                               -------------------   -----------------
                                           ----------------    -------------------   -----------------
    Balance at end of year                      28,020               29,036               25,826
                                           ================    ===================   =================

14. DEFERRED INCOME TAXES AND RECOVERABLE TAXES

                                                                     1999                 2000
                                                              -------------------   -----------------
    Recoverable income and social contribution taxes                  39,620               47,970
    Recoverable income and social contribution taxes on
       premium (Coverage Participacoes S.A.) - (Note 16)                 -                 87,773
    Deferred income and social contribution taxes                     12,861               18,853
    Recoverable ICMS tax                                              10,506               17,764
    Other recoverable taxes                                            1,461                1,302
                                                              -------------------   -----------------
    Total                                                             64,448              173,662
                                                              ===================   =================
    Short-term                                                        63,831              107,380
                                                              ===================   =================
    Long-term                                                            617               66,282
                                                              ===================   =================

    Deferred tax assets are comprised of the following:

                                                                     1999               2000
                                                              ------------------    -------------
    Non-deductible provisions:
       Allowance for doubtful accounts                                 9,919             7,744
       Contingencies                                                   2,443             9,933
       Others                                                            499             1,176
                                                              ------------------    -------------
    Total                                                             12,861            18,853
                                                              ==================    =============

15. PROPERTY, PLANT AND EQUIPMENT, NET

    a. COMPOSITION

                                                                    1999                2000
                                                              ------------------   --------------
       Construction in progress                                      125,327           206,052
       Automatic switching equipment                                 169,166           344,140
       Transmission and other equipment                              823,668           761,476
       Land                                                            4,626             4,888
       Buildings                                                      31,994            41,339
       Computer equipment                                             11,392            17,866
       Operation license (concession)                                 85,052            82,484
       Other assets                                                   54,921            80,019
                                                              ------------------   --------------
       Total cost                                                  1,306,146         1,538,264
       Accumulated depreciation                                    (311,615)         (454,510)
                                                              ------------------   --------------
                                                                     994,531         1,083,754
                                                              ==================   ==============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

15. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

    b. DEPRECIATION RATES

       Depreciation  rates  applied  to  property,  plant and  equipment  are as follows:
                                                              %
                                            ------------------------------------
                                                   1999                 2000
                                            -----------------   ----------------
       Automatic switching equipment                 10.00               10.00
       Transmission and other equipment              14.29               14.29
       Buildings                                      4.00                4.00
       Operation License (concession)                 3.33                3.33
       Other assets (excluding land)         5.00 to 20.00       5.00 to 20.00

    c. RENT EXPENSES

       The Company rents  equipment  and premises  through a number of operating agreements.  Total rent expense  incurred  under these  agreements  is as follows:

                                               1998         1999         2000
                                           ------------  ----------   -----------
       Rent expense                            13,505       12,510       14,614

       Future minimum rental payments under non-cancelable operating leases with remaining initial terms in excess of one year at December 31, 2000 are:

                         2001                         15,158
                         2002                         15,765
                         2003                         16,395
                         2004                         17,051
                         2005                         17,733
                         2006                         18,442
                                                 --------------
                        Total                        100,544
                                                 ==============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

16. DEFERRED CHARGES, NET

                                                       1999           2000
                                                 ------------------------------
    Premium - Coverage Participacoes S.A.             354,786             -
    Premium amortization                              (5,913)             -
    Pre-operating expenditures - NBT                   32,042        38,998
    Pre-operating expenses amortization                     -       (3,908)
    Other                                                  19            68
                                                 ------------------------------
    Total                                             380,934        35,158
                                                 ==============================

    Norte Telecom S.A. began its operations at the end of October 1999, covering
    11 of the 97 cities  within the Company's  operating  area. As the Company's activities  relating to the  rendering  of services  were  insignificant  at
    December 31, 1999, all expenses  incurred until this date were considered as pre-operating and only subject to amortization from January 2000.

    According to  Instruction  No. 349 of the CVM  (Brazilian  Equivalent of the
    Securities  and Exchange  Commission  of the U.S.) dated March 6, 2001,  the
    Company  decided on March 28,  2001 to reduce the value of the premium to an amount, which represents the future tax benefit, since the amortization is a tax-deductible expense.

    The change in the account value is summarized as follows:

                                                                2000
                                                           ----------------
    Premium Coverage Participacoes S.A.                       354,786
    Write-down                                              (230,257)
                                                           ----------------
    Future tax benefits                                       124,529
    Reversal of the provision recorded in 1999 and 2000      (22,105)
    Monetary correction                                      (14,651)
                                                           ----------------
    Tax credit at December 31, 2000                            87,773
                                                           ================

    During  2000,  the  net  amount  of the  premium  and  the  provision  to be amortized, which represents future tax benefits, was recorded in the balance sheet as current and non-current assets under "deferred taxes  recoverable".
    The deferred assets  amortization  and provision  reversal are recorded as a non-operating  result and the  corresponding tax credit as income and social contribution taxes, canceling the operating result effect.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

17. PAYROLL AND RELATED ACCRUALS

                                               1999              2000
                                          ---------------   ---------------
    Salaries and wages                          1,738           1,394
    Social charges                              3,818           5,113
    Accrued benefits                              680             462
                                          ---------------   ---------------
                                                6,236           6,969
                                          ===============   ===============

18. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                            1999              2000
                                                      ----------------   -------------
    Suppliers                                                95,560           223,891
    Payments received on behalf of third parties             11,214             4,414
    Other accounts                                                6               499
                                                      ----------------   -------------
    Total                                                   106,780           228,804
                                                      ================   =============

    Short-term                                              106,166           227,757
                                                      ================   =============
    Long-term                                                   614             1,047
                                                      ================   =============

19. INDIRECT TAXES

                                                           1999               2000
                                                      ----------------   ---------------
    Value-added tax                                       30,634              25,939
    Fistel tax                                            15,668              28,355
    Other taxes on operating revenues                      3,951               6,708
                                                      ----------------   ---------------
                                                          50,253              61,002
                                                      ================   ===============

20. DEFERRED TAXES AND INCOME TAXES PAYABLE

                                                          1999               2000
                                                     ---------------    -------------
    Income tax payable                                      4,794               68
    Social contribution tax payable                         2,128                -
    Deferred taxes - liability
       Difference IPC x BTNF - Law No.  8,200/91              474                -
       Effects of full monetary correction                 70,360           81,416
                                                     ---------------    -------------
    Subtotal deferred taxes                                70,834           81,416
                                                     ---------------    -------------
                                                           77,756           81,484
                                                     ===============    =============
    Short-term                                             17,925            9,838
                                                     ===============    =============
    Long-term                                              59,831           71,646
                                                     ===============    =============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

21. EMPLOYEES' PROFIT SHARING

                                                                        1999             2000
                                                                   ----------------------------------
    Interest on shareholders' equity for the year                       49,059           25,111
    Interest on shareholders' equity for the prior  year                 7,208            9,841
    Withholding tax on interest on shareholders' equity                (7,359)          (3,778)
    Dividends                                                                -           18,642
    Employees' profit sharing                                            1,800            1,965
                                                                   ----------------------------------
                                                                        50,708           51,781
                                                                   ==================================

22. LOANS AND FINANCING

                                             INTEREST AND INDEXATION             FINAL DUE DATE    1999        2000
                                 -------------------------------------------------------------------------------------
    NATIONAL CURRENCY
    BNDES *                    TJLP * plus 7%                                     1/2/2001       73,036     84,026

    Commercial Paper           103.5% of CDI*                                    1/12/2001            -    186,913
    Telebras                   IGP-M plus 6%                                         -           55,742          -
    Other loans                Industrial products column 20 - FGV              2000 to 2008      1,883      1,771

    FOREIGN CURRENCY
                               U.S dollar exchange variation and LIBOR *
    Banco ABC do Brasil           plus 1.125%                                    4/23/2001            -      6,086

    Euro Commercial Paper      103% of CDI *                                     5/18/2001            -    207,943
    Export Development         US dollar exchange variation and LIBOR plus
    Corporation - EDC             3.90%                                          11/22/2005       9,155     21,954
                               U.S. dollar exchange variation and LIBOR plus
    Equipment imports             2%                                             4/28/2000        4,012          -
    Others                                                                                            -        456
                                                                                              -----------------------
                                                                                                143,828    509,149
                                                                                              =======================

    Short-term                                                                                  100,629    490,239
                                                                                              =======================
    Long-term                                                                                    43,199     18,910
                                                                                              =======================

    *  BNDES   -    National Bank for Economic and Social Development
       TJLP    -    "Taxa de Juros de Longo Prazo," a long term interest rate, reset quarterly by the Brazilian Central Bank
       LIBOR   -    London Interbank Offered Rate
       CDI     -    "Certificado de Deposito Interbancario," which is the
                    Brazilian interbank borrowing rate

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

22. LOANS AND FINANCING (Continued)

    LIBOR at  December  31,  2000 was 6.65%.  TJLP,  IGP-M,  CDI and  Industrial
    Products Column 20-FGV, were 9.75%, 9.95%, 15.7% and 3.79%,  respectively in
    2000.

    Long-term payment schedule:

     DUE DATE          2000
--------------------------------
      2002             4,563
      2003             4,563
      2004             4,563
      2005             4,561
      2006             220
      2007             220
      2008             220
                ----------------
      Total           18,910
                ================

    The original loans from Telecomunicacoes  Brasileiras S.A. - TELEBRAS which, according  to  Attachment  II of the  Spin-off  Report of February 28, 1998,
    approved by the Shareholders  Meeting of May 1998,  should be charged to the respective Holding parent company of Telegoias Celular S.A. and Telebrasilia
    Celular S.A..

    Local  management  believes  there  were  errors  in the  allocation  of the respective  loans at the time of the spin-off and  therefore  suspended  the payment flow subsequent to the change of the Company's  control.  The amount is accrued and is being increased annually at IGP-M plus 6%.

    In June 1999,  Tele Centro Oeste Celular  Participacoes  S.A.  filed a legal action  claiming the  ownership of all assets  related to these  liabilities
    (loans and financing) and reimbursement of installments paid.

    The  Company's  lawyers  believe  that the chances of  obtaining a favorable outcome, in this case, are good.

    In  November  1999,  the  Company's  management  decided to transfer to Tele
    Centro Oeste Celular  Participacoes S.A. the liability derived from the loan originally due to Telecomunicacoes Brasileiras S.A. - TELEBRAS.

    In 2000, this amount was  reclassified to provision for  contingencies  (see note 23).

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

23. PROVISION FOR CONTINGENCIES

                                           1999               2000
                                      ---------------    ---------------
       Tax claims                           6,107              8,721
       Labor claims                           719                654
       Telebras                                 -             53,128
       Others                                 325                493
                                      ---------------    ---------------
                                            7,151             62,996
                                      ===============    ===============

    CIVIL AND LABOR CLAIMS

    The provision for labor and civil claims are  management's  estimates of the most  probable  losses in  relation  to various  suits  filed by current and former employees, suppliers, fiscal lawsuits and others.

    POTENTIAL LITIGATION

    Telegoias,  Telems, Telemat,  Teleron, Teleacre and Telebrasilia (the "legal predecessors" of the Company), and Telebras,  Telegoias Celular S.A., Telems
    Celular S.A., Telemat Celular S.A.,  Teleron Celular S.A.,  Teleacre Celular
    S.A.  and  Telebrasilia  Celular S.A.  are  defendants  in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the legal predecessors prior to the effective  date of the spin-off of the legal  predecessors'  cellular assets  and  liabilities  to  the  Companies  will  remain  with  the  legal predecessors,  except for those  liabilities  for which specific  accounting provisions have been assigned to the Companies. Any claims against the legal predecessors that cannot be settled by them have received assets which might have been used to settle  those  claims  had they not been spun off from the legal predecessors.

    Under  the  terms of the  breakup  of  Telebras,  liability  for any  claims resulting  from actions taken by Telebras prior to the effective date of the breakup  remains  with  Telebras,  except for labor and tax claims (in which case Telebras and the Holding Company are jointly and severally  liable) and any liability for which specific accounting provisions have been assigned to the Holding  Company.  Creditors of Telebras may question this allocation of liability.  Management believes that the chances of any claims materializing and having a significantly  adverse financial effect on the Companies and/or the Holding Company are remote, and therefore no provision has been made.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

23. PROVISION FOR CONTINGENCIES (Continued)

    ICMS ON ACTIVATION FEES

    On June 19, 1998 the Secretaries of the Treasury of the individual Brazilian states (the "State Secretaries") approved an agreement to interpret existing
    Brazilian  tax law in order to expand the  application  of the Imposto sobre
    Circulacao de Mercadorias e Servicos  (Value-Added Tax on Sales and Services
    - ICMS).  As a  result,  this tax then  covers  not only  telecommunications services,  but also other  services  including  the  activation  of cellular telephones,  which were not previously  subject to such tax and the ICMS tax may be applied retroactively for such services rendered during the last five years.

    The Company believes that the attempt by the State Secretaries to extend the
    scope  of  ICMS  tax  to   services   which  are   supplementary   to  basic
    telecommunications  services is unlawful because:  (i) the State Secretaries acted beyond the scope of their authority;  (ii) their  interpretation would
    subject  to  taxation   certain   services   which   cannot  be   considered
    telecommunications  services;  and  (iii)  new  taxes  may  not  be  applied retroactively. In addition, the Company believes that the legal predecessors of the Company would be liable for any payments made in connection  with any claim  resulting  from  the  retroactive  application  of  the  ICMS  tax on activation  fees for periods  prior to 1998. No provision for such taxes has been made in the accompanying  consolidated financial statements,  since the
    Company does not believe it is probable  that such taxes will be payable for services rendered during the last five years.

    There can be no assurance that the Company will prevail in its position that the new interpretation of the scope of the ICMS tax by the State Secretaries is unlawful.  If the ICMS tax were applied  retroactively to activation fees earned during the past five years,  it would  generate an estimated  maximum liability  of  R$77,300.  If the  ICMS  tax were  applied  retroactively  to activation  fees  earned by the  Company's  subsidiaries  since its onset on
    January 5, 1998,  it could have a material  negative  impact not only on the financial  condition  of  the  Company,  but  also  on  the  results  of its operations after January 5, 1998.

24. PENSION PLAN

    The Company and  subsidiaries,  except for Norte Brasil  Telecom S.A.,  make payments towards private pension plans and of medical assistance for retired employees  which are  controlled  by Sistel  Social  Security  Foundation  -
    SISTEL.  Until  December  1999 all sponsors  showed  solidarity  towards the
    Sistel  Benefits Plan (PBS) and the Medical  Assistance Plan for the Retired
    (PAMA).  On December 28, 1999 the sponsors of plans PBS and PAMA  negotiated the creation of multiple employer pension plans by sponsor,  maintaining the solidarity  only for those  inactive or retired  employees as of January 31,
    2000. This resulted in a restructuring proposal under the Sistel Statute and
    Regulation  which was approved by the  Complementary  Pension  Department on
    January 13, 2000.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

24. PENSION PLAN (Continued)

    The status of the  Defined  Benefits  Retirement  Plan  (PBS-A)  and Medical
    Assistance Plan for the Retired (PAMA), which still shows solidarity between the sponsors at December 31, 2000 and 1999, is as follows:

                                                                         2000
                                             -------------------------------------------------------------
                                                PBS-A           PAMA            Total        1999 (a)
                                             -------------- --------------- ------------------------------
    Mathematical reserves and funds           3,016,486         497,932       3,514,418      4,829,056
    Other liabilities                            57,798         431,573         489,371        649,540
                                             -------------- --------------- ------------------------------
    Total reserves and other liabilities      3,074,284         929,505       4,003,789      5,478,596
    (-) Total Sistel assets                   3,374,869         929,505       4,304,374      7,183,875
                                             -------------- --------------- --------------- --------------
    (=) Accumulated surplus                     300,585               -         300,585      1,705,279
                                             ============== =============== ==============================

    (a) refers to the status of the PBS and PAMA plans  controlled  by Sistel at
    December 31, 1999.

    Due to the discontinuation of the solidarity (i.e.  multi-employer)  concept in December  1999,  the Company and  subsidiaries  individually  sponsored a
    Defined Benefits Retirement Plan - Plan PBS TCO, which covers  approximately
    5%  of  the  employees   working  for  these   companies.   Apart  from  the
    supplementation  benefit,  medical  assistance  (PAMA) is offered to retired personnel and dependents at a shared cost. The  contributions  towards plans
    PBS TCO and PAMA are determined  based on actuarial  studies and prepared by independent  actuaries in  accordance  with  current  norms  established  in
    Brazil.  The contribution is 13.5% of the payroll covering the employees who are  included in the plan,  from which 12% is allocated to the cost for plan
    PBS TCO.

    At the end of 2000, Sistel introduced a defined  contribution plan (Benefits
    Plan TCO PREV). The defined  contribution plan is supported by contributions made by the participants  (employees) and by the sponsor, which are credited
    to  the  individual   accounts  of  the  participants.   The  Companies  are
    responsible for administrative  expenses. The employees participating in the
    Defined  Benefits  Plan (PBS TCO) were given the option to join the  defined contribution until January 31, 2001.

    Employees  not  participating  in the defined  benefit  pension plan and new employees can contribute up to 22% of their salary to a defined contribution plan. Employees may make additional  occasional  contributions.  The Company matches  100% of the  contributions  varying  from 3% to 8% depending on the employee's age. Additionally,  the Company will make variable contributions, of not less than the statutory minimums, based on certain criteria which are applied uniformly to all employees.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

24. PENSION PLAN (Continued)

    The status of the Defined  Pension and Benefit Plans PBS TCO and TCO PREV
    at December 31, 2000 is as follows:

    PBS TCO                                                     2000
    -------                                                  ------------
    Mathematical reserves and funds                              14,261
    Other liabilities                                             1,831
                                                             ------------
    Total reserves and other liabilities                         16,092
    (-) Total of plan assets                                     16,406
                                                             ------------
    (=) Accumulated surplus                                         314
                                                             ============

    TCO PREV                                                    2000
    -------                                                  ------------
    Mathematical reserves and funds                              12,753
    Other liabilities                                             1,575
                                                             ------------
    Total reserves and other liabilities                         14,328
    (-) Total plan assets                                        14,328
                                                             ------------
    (=) Accumulated surplus                                           -
                                                             ============

    During  2000,  the Company  made  contributions  to the Plan PBS TCO and TCO
    PREV. in the amount of R$ 2,087.

25. SHAREHOLDERS' EQUITY

    a. CAPITAL

       The  authorized  capital at  December  31,  2000 and 1999 is  700,000,000 thousand shares.

       The capital of R$ 386,865 at December 31, 2000 and 1999,  subscribed  and
       paid-in,   consists  of   364,399,028,000   shares  with  no  par  value,
       distributed as follows (in thousands):

                                                                DECEMBER 31, 1999        DECEMBER 31, 2000
                                                              ----------------------   ---------------------
       Common shares                                                 124,369,031            124,369,031
       Preferred shares                                              240,029,997            240,029,997
                                                              ----------------------   ---------------------
       Total                                                         364,399,028            364,399,028
       Book value per thousand shares - Corporate Law (in R$)           3.061073               2.459935

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

25. SHAREHOLDERS' EQUITY (Continued)

    a. CAPITAL (Continued)

       The  capital  stock  of Tele  Centro  Oeste  Celular  Participacoes  S.A.
       consists of preferred shares and common shares, all without par value. At
       May 22,  1998,  there were  210,029,997  thousand  outstanding  preferred shares (inclusive of 13,718,350  thousand preferred shares resulting from the  settlement  in April  1998 with  Telebras  as  discussed  below) and
       124,351,903  thousand  outstanding  common shares (net of 17,128 thousand shares of treasury).

       The  preferred  shares are entitled to a dividend 6% greater than that of the common shares.  Earnings may be used to increase capital or otherwise appropriated,  consequently  such earning would no longer be available as dividends.  Therefore,  there is no assurance that preferred shareholders will receive the 6% premium on  undistributed  earnings.  The unit of one thousand  shares is used  because  this is the basis  for  quotation  and trading on the Sao Paulo Stock Exchange.

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

       Through  an  Extraordinary  Shareholders'  Meeting of Tele  Centro  Oeste
       Celular Participacoes S.A. held on April 30, 1999, a capital increase was approved through the  incorporation of retained earnings in the amount of
       R$69,525  without the  issuing of new shares,  under the terms of Article
       169, Paragraph I of Law No. 6,404/76 and Article 6 of the Social Statute.
       Therefore,  the value of the  Company's  subscribed  and paid-in  capital became R$323,147.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

25. SHAREHOLDERS' EQUITY (Continued)

    a. CAPITAL (Continued)

       The  Extraordinary  Shareholders'  Meeting of Tele Centro  Oeste  Celular
       Participacoes  S.A.,  which was held on May 27, 1999,  approved,  and the
       Administration Council of July 20, 1999 confirmed,  the Company's capital increase of  R$63,718  through the  issuance  of  30,000,000,000  (thirty
       billion)  preferred  shares,   via  a  private  offering,   resulting  in
       subscribed and paid-in capital of R$386,865.

    b. LEGAL RESERVE

       Under Brazilian  Corporation  Law, the Company is required to appropriate
       5% of  its  annual  earnings,  calculated  using  Brazilian  GAAP,  after absorbing accumulated losses, to a legal reserve,  which is restricted as to  distribution.  This  reserve  may be used to  increase  capital or to absorb losses, but may not be distributed as dividends.

    c. LONG TERM REVENUE RESERVE

       The long-term revenue reserve  represents earned but unrealized  revenues resulting from the investments accounted for using the equity method. The reserve is realized when  dividends or interest on  shareholders'  equity
       are  received,  and  other  events,   according  to  CVM  policies.  Upon
       realization,  the reserves are reversed to retained earnings.  Changes in reserve are outlined as follows:

                                                1999              2000
                                         -------------------------------------
       Income reserve                          164,952            112,073
       Reversal                              (164,952)          (112,073)
       Annual reserve                          112,073             97,675
                                         -------------------------------------
       Balance at December 31                  112,073             97,675
                                         =====================================

    d. DIVIDENDS/INTEREST ON OWN CAPITAL

       Pursuant to its by-laws,  Tele Centro Oeste Celular Participacoes S.A. is required to distribute as dividends,  to the extent amounts are available for  distribution,  an aggregate amount equal to at least 25% of Adjusted
       Net Income (as defined below) for each fiscal year.  The annual  dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income.  Remaining  amounts to be  distributed  are  allocated  first to the  payment of a  dividend  to holders of common shares in an amount equal to the Preferred Dividend and the remainder is  distributed  equally among holders of preferred  shares and common shares.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

25. SHAREHOLDERS' EQUITY (Continued)

    d. DIVIDENDS/INTEREST ON OWN CAPITAL (Continued)

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

       Below is the  calculation of the minimum amount of dividends that must be distributed:

                                                                             1999              2000
                                                                        ----------------  ----------------
       Year's net income                                                      99,588             103,644
       (+) Reversal of long term revenue reserve                             164,952             112,073
       (-) Long term revenue reserve                                       (112,073)            (97,675)
       (-) Legal reserve                                                     (5,898)             (6,467)
       (+) Adjustment to determine the Corporate Law calculation basis       (9,224)              18,750
                                                                        ----------------  ----------------
       (=) Adjusted net profit                                               137,345             130,325
       Mandatory dividends (25%)                                              34,337              32,581
       Common shares                                                          11,721              11,122
       Preferred shares                                                       22,616              21,459
                                                                        ----------------  ----------------
       Dividends value per lot of thousand shares - R$
                                                                               0.094               0.089
                                                                        ================  ================

       The Administration Council agreed to distribute interest on shareholders'
       equity to its shareholders in the amount of R$37,887 and R$40,132 in 2000 and 1999,  respectively,  from which  R$32,581  and  R$34,337 in 2000 and
       1999,  respectively,  was  calculated to the priority value for preferred shares and to mandatory dividends.

       Subsequent to approval at the annual shareholders'  meeting,  interest on capital was  recognized as of December 31, 2000 and 1999, and was treated as  dividends,  pursuant  to art. 9 of Law  9249/95,  net of  withholding income tax.

    e. RETAINED EARNINGS

       The remaining  balance of retained  earnings of R$396,673 at December 31,
       2000 (R$346,941 in 1999), will be used for future  investments  according to the capital budget as presented at the  Shareholders  Meeting,  and in accordance with Article 202 of Law No. 6,404/76.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

26. TRANSACTIONS WITH RELATED PARTIES

                                                                            2000                                1999
                                             ----------------------------------------------------------------------------
                                                                            SPL         CSM
                                                SPLICE DO   BANCO      CONSTRUTORA E  CARTOES
                                                  BRASIL   CREDIBEL    PAVIMENTADORA    S.A.       TOTAL        TOTAL
                                             ----------------------------------------------------------------------------
    ASSETS
    Cash and cash equivalents                        -       713             -            -          713         337
    Short-term investments                           -     6,527             -            -        6,527         369
    Commercial paper                            77,743         -             -            -       77,743       7,792
    Loan agreement                               2,673         -             -            -        2,673           -
    LIABILITIES
    Suppliers                                    1,410         -             -           42        1,452         200
    TRANSACTIONS
    Income from short-term investments          10,588       490             -            -       11,078       2,081
    Maintenance services                         3,508         -             -            -        3,508         276
    Acquisition of telephone cards                   -         -             -        2,121        2,121         282
    Acquisition of property, plant and
    equipment                                    3,760         -         1,352            -                    6,231
                                                                                                   5,112

    The majority  shareholder of the Company is BID S.A., which is controlled by
    Splice do Brasil, which in turn is under common control with Banco Credibel,
    SPL Construtora e Pavimentadora and CSM Cartoes S.A.

27. INSURANCE

    At December 31, 2000, in the opinion of management,  all significant or high risk assets and obligations were insured.

28. FINANCIAL INSTRUMENTS

    Estimated fair values of the  Companies'  financial  assets and  liabilities have been  determined  using  available  market  information and appropriate valuation  methodologies.  However,  considerable  judgment  was required in interpreting market data to produce the estimated fair values.  Accordingly, the estimates presented below are not necessarily  indicative of the amounts that could be realized in a current  market  exchange.  The use of different market  assumptions  and/or  estimation  methodologies  may have a  material effect on the estimated fair values.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

28. FINANCIAL INSTRUMENTS (Continued)

    The fair value  information as of December 31, 2000 and 1999 presented below is based on pertinent information available to management as of those dates.

                                                1999                         2000
                                     ---------------------------------------------------------
                                         BOOK          FAIR          BOOK          FAIR
                                         VALUE         VALUE         VALUE         VALUE
                                     ---------------------------------------------------------
    Loans and financing                 143,828       143,828       509,149       509,149
    Marketable securities                87,667        87,667       158,701       158,701

    CASH, CASH EQUIVALENTS,  ACCOUNTS RECEIVABLE, OTHER CURRENT ASSETS, ACCOUNTS
    PAYABLE AND ACCRUED EXPENSES

    Cash, cash equivalents,  accounts receivable, other current assets, accounts payable and accrued expenses  represent a reasonable  estimate of their fair market value.  The cash  equivalents  are  represented  mainly by short term financial investments.  The fair market values of such investments and other short term  investments,  as well as the bank  deposits that do not meet the definition  of  short  term  investments  were  estimated  using  the  rates currently offered for deposits with similar due dates.

    LOANS AND FINANCING

    Interest rates currently available for the Companies when issuing debts with similar conditions were used in order to estimate the fair market value.

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP

    The Companies'  accounting  policies  comply with the accounting  principles generally accepted in Brazil ("Brazilian  GAAP"). The accounting  principles and policies  practiced in the United  States of America ("US GAAP"),  which differ significantly from Brazilian GAAP, are described below.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

    a. DIFFERENT CRITERIA FOR CAPITALIZING AND AMORTIZING CAPITALIZED INTEREST

       Until  December 31, 1993,  interest  was not  capitalized  as part of the individual  assets in  property,  plant and  equipment;  instead,  it was capitalized  separately and amortized  over a time period  different from the  useful  lives of the  related  assets.  Under  US GAAP,  capitalized interest is added to the  individual  assets and is amortized  over their estimated useful lives. Additionally,  until December 31, 1998, Brazilian
       GAAP for telecommunications companies required that interest attributable to  construction-in-progress  be  computed  at 12% per annum and that the part that  related  to  interest  on third  party  loans be  credited  to financial  expenses based on actual interest costs;  the balance relating to own capital was  credited to capital  reserves.  Beginning  January 1,
       1999, this practice was no longer required. In 2000 and 1999, the Company did not capitalize interest attributable to construction-in-progress  for
       Brazilian GAAP.

       Under US GAAP,  according to Statement of Financial  Accounting  Standard
       ("SFAS") No. 34  "Capitalization of Interest Cost", the interest incurred on borrowings is capitalized to the extent that  borrowings do not exceed construction-in-progress.  The credit is a reduction of interest expense.
       Furthermore,  the amount of interest  capitalized  excludes  the monetary gains  associated  with the borrowing and the foreign  exchange gains and losses on foreign currency borrowings.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

    a. DIFFERENT CRITERIA FOR CAPITALIZING AND AMORTIZING  CAPITALIZED  INTEREST
       (Continued)

       The effects of these different  criteria for  capitalizing and amortizing capitalized interest are presented below:

                                                              1998         1999          2000
                                                          -----------------------------------------
       CAPITALIZED INTEREST DIFFERENCE
       US GAAP CAPITALIZED INTEREST

       Interest  which  would have been  capitalized
       and  credited to income  under US GAAP (where
       interest  incurred  on loans  from the parent
       Company and from third-parties,  net of gains
       and losses due to monetary variations, except
       in years  where total  loans  exceeded  total
       construction-in-progress,   when  capitalized
       interest  is reduced  proportionally).                 3,995        3,709        14,118

       INTEREST  CAPITALIZED  AND CREDITED TO INCOME
       MINUS INTEREST  CAPITALIZED  UNDER  BRAZILIAN
       GAAP:

       Interest  capitalized  and credited to income
       (up to the  limit  of  interest  incurred  on
       loans   obtained   for   financing    capital
       investments,   net  of   gains   and   losses
       resulting  from  currency/monetary variations)        (1,360)           -             -
       Interest capitalized and credited  to reserves       (13,200)           -             -
                                                           -----------------------------------------
       Total                                                (14,560)           -             -

       US GAAP difference                                   (10,565)       3,709        14,118
                                                           =========================================

       AMORTIZATION OF CAPITALIZED INTEREST DIFFERENCE
       Amortization under Brazilian GAAP                      7,042        6,363        10,926
       Less amortization under US GAAP                       (2,028)      (2,005)       (4,287)

                                                           -----------------------------------------
       US GAAP difference                                     5,014        4,358         6,639
                                                           =========================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

    b. PENSION AND OTHER POST-RETIREMENT BENEFITS

       The Company participates in a multi-employer pension plan with respect to its retired  employees and a multiple employer with respect to its active
       employees.    The   Company   also    participates   in    multi-employer
       post-retirement  benefit plan for all of its retired employees and active employees  electing the defined  contribution plan. Under Brazilian GAAP, annual pension contributions are expensed as the annual pension cost, and no  liability  for  future  obligations  is  recorded.  US GAAP  requires accounting for such benefit costs in accordance  with SFAS 87 "Employers'
       Accounting for Pensions." At December 31, 1999 and 2000,  accrued pension costs of R$ 29,534 and R$ 1,358,  respectively  were recorded for US GAAP purposes.  See note 30a.  During 2000,  the Company  introduced a defined contribution plan in which active employees could elect  participation in lieu of participation in the defined benefit pension plan.  Employees who elected participation in the defined contribution plan automatically lose their right to participate in the post-retirement health care plan.

    c. DISCLOSURE REQUIREMENTS

       US GAAP disclosure  requirements differ from the Brazilian ones. However, in these consolidated  financial statements,  the level of disclosure has been expanded to comply with US GAAP.

    d. INTEREST EXPENSE

       Brazilian  GAAP  requires that interest be shown as part of the operating profit.  Under US  GAAP,  interest  expense  would  be  shown  after  the operating  profit and  accrued  interest  would be  included  in accounts
       payable  and  accrued  expenses.   Additionally,  under  Brazilian  GAAP,
       interest  expense  may be imputed on capital and  included  in  operating income. This imputed interest is then reversed from non-operating income.
       Under US GAAP, interest is not imputed on capital.

    e. EMPLOYEES' PROFIT SHARING

       Brazilian  GAAP requires that  employees'  profit  sharing be shown as an appropriation  of the net  income  for  the  year.  Under  US  GAAP,  the employees' profit sharing would be included as an operating expense.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

    f. PERMANENT ASSETS

       Brazilian GAAP includes a class of assets called `permanent assets'. This is the collective name for all assets subject to indexation  adjustments, according to Brazil's  corporation law and the tax legislation.  Under US
       GAAP, the assets in this  classification  would be noncurrent  assets and property, plant and equipment.

       Losses and provisions for losses in the  recuperation of permanent assets in 1998 and 1999  totaled  R$ 1,073  and R$  19,606,  respectively.  Such losses  were  included  in  non-operating  expenses  for  Brazilian  GAAP purposes. According to US GAAP, such profits and losses would be included in operating income.

       In 1999 and 2000, there were no changes to the amount previously accrued.

    g. PRICE-LEVEL ADJUSTMENTS AND US GAAP PRESENTATION

       The effects of price-level  adjustments have not been eliminated from the reconciliation  with US  GAAP,  nor  are the  monetary  gains  or  losses associated with the various US GAAP  adjustments  identified  separately.
       The application of inflation  restatement as measured by the UFIR and the
       IGP-M  represents a  comprehensive  measure of the effects of price level changes in the  Brazilian  economy  and, as such,  is  considered  a more
       meaningful   presentation  than  the  historical   cost-based   financial
       reporting for both Brazilian and US accounting purposes.

    h. ITEMS RECORDED DIRECTLY TO STOCKHOLDERS' EQUITY

       Under  Brazilian  GAAP,  various  items are recorded  directly to equity, which under US GAAP would be recorded in the  consolidated  statements of revenues and expenses.  One example is  capitalized  interest until 1998.
       The recording of such items to divisional  equity implies  adjustments in the consolidated  statement of changes in stockholders' equity. Since the original amounts recorded to the equity accounts would, under US GAAP, be made  directly to the  consolidated  statements of revenues and expenses, the adjustment is also included in the  reconciliation  of net income for
       US GAAP purposes.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

    i. INCOME TAXES

       For  Brazilian  GAAP,  the deferred tax charges  relating to the deferred income  tax  effects of  indexation  adjustments  for 2000 and 1999,  are recorded  directly  against  shareholders'  equity.  Under U.S. GAAP, for
       purposes  of  financial   statements,   the  effects  of  the  indexation
       adjustments  made in 2000 and 1999 on the deferred  income tax,  would be charged to the income and social  contribution  taxes in the consolidated statements of operations.

    j. EARNINGS PER SHARE

       In 2000 and 1999, the Brazilian GAAP computation of earnings per share is based on shares outstanding at year end, and does not distinguish between common and  preferred  shares.  Under U.S.  GAAP  Statement  of Financial
       Accounting  Standards No. 128,  "Earnings per Share",  the computation is based on the weighted average shares outstanding during the year.

    k. DEFERRED TAXES

       The  deferred  income tax  liability  resulting  from the  indexation  of permanent  assets of R$ 23,956 in 2000 and R$ 46,551 in 1999 was  charged directly to  shareholders'  equity in  accordance  with  Brazilian  GAAP, whereas  for U.S.  GAAP the charge  would be to income for the year.  For
       2000 and 1999,  the deferred tax effect on  realization of the indexation effects  amounting  R$ 12,901 and R$ 9,074 was  charged  directly  to the income statement.

    l. VALUATION OF LONG-LIVED ASSETS

       For US GAAP, effective January 1, 1996, the Companies adopted SFAS No 121
       "Accounting  for the  Impairment of Long-Lived  Assets and for Long-Lived
       Assets to Be Disposed  Of."  According to this  standard,  the  Companies periodically  evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such review. The carrying value of long-lived  assets is considered  impaired when the  anticipated undiscounted cash flow from assets is separately identifiable and is less than their carrying value.  In that event, a loss is recognized  based on the amount by which the carrying  value  exceeds the fair market value of the assets.  The adoption of this standard did not have a material effect on the Companies' results or financial condition.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

    m. RETAINED EARNINGS

       For Brazilian  GAAP, a company  formed as a result of a spin-off may have
       retained   earnings  on  its  balance  sheet  if  the  parent   company's
       shareholders'  resolution for the spin-off  allocates  retained  earnings from the parent  company  to the new  company.  Under US GAAP,  "retained earnings"  allocated in the spin-off  would not be considered  historical retained  earnings,  since such amount would represent  capital allocated from the parent company and would be described as "distributed  capital."
       As a result of the May 22,  1998  spin-off,  the  Company  was  allocated distributed capital of R$ 447,049.

    n. REVENUE RECOGNITION

       Until December 31, 1997, under both Brazilian and US GAAP,  revenues from activation  fees  were  recognized  upon  activation  of each  customer's services.  Under US GAAP,  effective as of January 1, 1998,  net revenues from  activation  fees will be deferred and amortized  over the estimated effective contract life. For the year ended December 31, 2000, there were
       no  differences   regarding  the  revenue  recognition  criteria  between
       Brazilian  GAAP  and  US  GAAP  because  the  Companies  ceased  charging activation fees.

    o. STOCK COMPENSATION

       As  part  of  the  privatization  of the  Telebras  System,  the  Federal
       Government  offered  Telebras System  employees the right to purchase the
       Federal  Government's  entire  holding of Telebras  common and  preferred shares of each of the twelve new holding  companies formed as a result of the split of Telebras ("New Holding  Companies")  (representing  2.18% of the  outstanding  capital  stock  of  Telebras  and of each  New  Holding
       Company)  at a price of R$ 91.36 per lot of  13,000  shares  (each  "lot"
       comprised of 1,000 preferred shares of each,  Telebras and the twelve New
       Holding Companies). This price represented a 50% discount from the market price  of  1,000  Telebras  preferred  shares  at the  time  the  Federal
       Government  authorized the plan.  Each employee had the right to purchase up to 144 lots of 13,000 preferred  shares,  to be allocated  pro-rata if the shares were oversubscribed.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

    o. STOCK COMPENSATION (Continued)

       The Federal  Government  made 7.2 million lots available for sale, or 60%
       of the 12.1  million  lots that  would have been made  available  if each employee purchased the maximum allowed 144 lots. The period to sign up to purchase  the shares ended on October 30,  1998.  On August 4, 1998,  the date on which the offer to employees  commenced and the measurement  date for 60% of the shares,  the market price of 1,000 Telebras  shares was R$
       167,97. Under U.S. GAAP, the charge in 1998 would have been approximately
       R$ 68,600,  which represents the offer price/market price differential on
       60% of the shares offered.  Under Brazilian GAAP, no compensation expense was  recognized.  As of October 30, 1998, the original  expiration of the programs, the Company's employees had subscribed to 92,692 lots. Pursuant to an extension,  employees could rescind their subscriptions at any time prior to April 9, 1999 and shares  relating  to  rescinded  subscriptions were  assigned to the  remaining  subscribers  on a pro rata  basis.  The difference  between the 60% of the shares  recorded at December  1998 and the ultimate number of shares  subscribed by the Company's  employees was
       R$ 7,084.

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

       In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up  Activities".  This statement  became  effective in
       1999 and requires costs of start-up  activities and organization  cost to be expensed as incurred.

       Thus,  the  adjustment  in 2000 of R$  35,158  (R$  32,042  in 1999)  was
       recorded for US GAAP purposes.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

    q. PREMIUM - COVERAGE PARTICIPACOES S.A.

       As  discussed  in note 16, in 1999 the  Company  recognized  an asset for
       Brazilian GAAP purposes of R$ 354,786, and the related amortization of R$
       5,913, as a result of an intangible asset created when BID S.A. purchased the controlling  interest of the Holding Company, and subsequently pushed the  asset  down to the  Holding  Company.  For US GAAP  purposes,  these amounts were excluded from net equity and net income in 1999. In 2000, as a result of a change in Brazilian accounting  principle,  only the future tax benefits of the  transaction  could be considered as an asset.  Under
       Brazilian GAAP the  amortization of the premium is recorded as an expense in the net nonoperating results with an equal offsetting reduction of the tax provision.  Under US GAAP only the current and deferred  provision is affected.  Also during 2000, as a result of the transaction  described in note  31,  the  future  amortization  deductions  of this  amount  became utilizable  for  tax  purposes.  Therefore,  for  US  GAAP  purposes,  in accordance  with EITF  94-10,  the future  tax  benefits  resulting  from transactions  with  shareholders  were recognized as an asset but are not included in the Company's income statement, but rather in equity.

    r. AMORTIZATION OF CONCESSION

       For Brazilian GAAP purposes,  the  amortization  period of the concession
       (license) for the Band B Company,  Norte Brasil Telecom S.A. is 30 years, which includes an additional 15 years assuming renewal by Anatel.  For US
       GAAP  purposes,  the  amortization  period of 15 years  includes only the initial term of the concession.

    s. INTEREST ON OWN CAPITAL

       For  Brazilian  GAAP  purposes,  the  interest  on one's own  capital  is considered a financial expense in operating income, and then reclassified to equity as a  dividend.  For US GAAP  purposes,  interest  on one's own capital directly reduces equity as a dividend.

    t. INVESTMENTS IN MARKETABLE SECURITIES

       Under  Brazilian  GAAP,   marketable   securities  are  valued  based  on
       historical  cost plus accrued  interest.  US GAAP requires  securities be valued in accordance with SFAS 115,  "Accounting for Certain  Investments in Debt and Equity  Securities".  All the marketable  securities would be considered  available-for-sale  under  SFAS 115,  however  since the fair value equals the carrying value there is no adjustment to equity.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

    RECONCILIATION OF THE INCOME DIFFERENCES BETWEEN US AND BRAZILIAN GAAP

                                                                            1998            1999           2000
                                                                     ---------------------------------------------
    Net income as reported.........................................       166,654          99,588        103,644
          Different criteria for determining:
            Capitalized interest...................................      (10,565)           3,709         14,118
            Amortization of capitalized interest...................         5,014           4,358          6,639
            Activation income deferral.............................      (28,606)         (4,048)              -
            Amortization of the activation income deferral.........        12,644          18,986          1,024
            Stock compensation expense.............................       (1,789)               -              -
            Costs of start-up activities and others................      (32,042)         (3,116)
            Premium amortization...................................             -           5,913              -
              Pension benefits - SFAS 87 adjustments...............             -        (29,534)         28,186
            Amortization of Concession.............................             -               -        (2,746)
         Items posted directly to equity
            Capitalized interest on construction in progress.......        11,190               -              -
            Deferred tax on full indexation.                                    -        (46,551)       (23,956)
            ......................................
          Effects of the above adjustments on deferred taxes.......         7,142          11,815       (14,926)
          Effects of the above adjustments on minority shares......         2,317             387        (4,096)
                                                                     ---------------------------------------------
      US GAAP net income...........................................       164,001          32,581        104,771
                                                                     =============================================

      EARNINGS PER THOUSAND SHARES ACCORDING TO US GAAP
      Net income applicable to preferred shares                           105,223          21,367         70,375
      Net income applicable to common shares                               58,778          11,214         34,396
                                                                     ---------------------------------------------
      Net income                                                          164,001          32,581        104,771
      Basic earnings per thousand shares in R$:
          Preferred                                                          0.50            0.10           0.29
                                                                     =============================================
          Common                                                             0.47            0.09           0.28
                                                                     =============================================

      Weighted average number of shares outstanding (thousands)
          Preferred                                                   210,029,997     223,591,641    240,029,997
          Common                                                      124,369,031     124,369,031    124,369,031

                                    TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

    RECONCILIATION OF THE SHAREHOLDERS' EQUITY DIFFERENCES BETWEEN US AND BRAZILIAN GAAP

                                                                                 1999               2000
                                                                           -------------------------------------
    Shareholders' equity as reported ..............................              1,230,628         1,042,172
          Different criteria for:
             Capitalized interest .................................               (62,476)          (48,358)
             Amortization of capitalized interest .................                 15,560            22,199
             Activation income deferral ...........................               (32,655)          (32,655)
             Amortization of the activation
                income deferral....................................                 31,631            32,655
             Donations received ...................................                  (130)             (130)
             Costs of start-up activities and others...............               (32,042)          (35,158)
             Premium - Coverage Participacoes S.A. ................              (354,786)                 -
             Premium amortization..................................                  5,913                 -
             Pension benefits - SFAS 87 adjustments................               (29,534)           (1,348)
             Amortization of concession                                                  -           (2,746)
             Effects of the above adjustments on deferred taxes....
                                                                                    35,269            20,343
             Minority interests ...................................                  7,245             3,149
                                                                           -------------------------------------
    Shareholders' equity according to US GAAP ...................                  814,623         1,000,123
                                                                           =====================================
    Additional information:
          Total assets under US GAAP...............................              1,426,558         2,113,001
                                                                           -------------------------------------
          Property, plant and equipment............................              1,243,670         1,489,906
          Accumulated depreciation.................................              (296,055)         (432,310)
                                                                           -------------------------------------
          Net property, plant and equipment........................                947,615         1,057,596
                                                                           =====================================

                                    TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

29. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

    STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP

    Balance at December 31, 1998............................................         758,375
    Capital increase with own resources.....................................          63,718
    Premium on issues of new shares.........................................              81
    Net                                                                               32,581
    income..................................................................
    Interest on own capital.................................................        (40,132)
                                                                                 --------------
    Balance at December 31, 1999............................................         814,623
    Recoverable taxes on premium - Coverage Participacoes S.A.                       118,616
    Net income..............................................................         104,771
    Interest on own capital/dividends.......................................        (37,887)
                                                                                 --------------
    Balance at December 31, 2000............................................       1,000,123
                                                                                 ==============

30. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

    a. PENSION PLAN

       The Company and its  subsidiaries,  except for Norte Brasil Telecom S.A., together  with  substantially  all of the other  companies  in the former
       Telebras group,  participate in a multi-employer  defined benefit pension plan and other post-retirement benefit plans administered by the FUNDACAO
       SISTEL DE SEGURIDADE SOCIAL ("Sistel"), a minority shareholder.

       Effective  2001,  the plan  was  modified  and  changed  into a  multiple employer pension plan with respect to active  employees.  The plan assets and liabilities  related to active  employees were transferred into a new plan. The benefits remained unchanged.  The post retirement benefit plans remained as unchanged  multi-employer plans. Also during 2001, the active employees  were able to elect  between  participation  in this plan, or a defined contribution plan.

       Substantially all of Company's  employees are covered by these plans. The
       Company contributed R$ 2,136 and R$ 1,519 in 1999 and 1998, respectively, in respect to pension  fund  contributions.  The Company  contributed  R$
       2,087 in 2000 with respect to post retirement plans.

       In 1999,  Sistel approved  changes to the plan statutes  resulting in the
       break  up  of  plan  assets  and   liabilities   related  to  the  active
       participants  of each  sponsor.  Sistel did not break up plan  assets and liabilities related to inactive  participants and, thus, the Company will continue to sponsor the Sistel plan for such inactive participants.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

30. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

    a. PENSION PLAN (Continued)

       The pension  benefit is generally  defined as the difference  between (i)
       90% of the retiree's  average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement  pension paid by the  Brazilian  social  security  system.  For retired  employees  the initial  pension payment is  subsequently  adjusted  upwards to recognize cost of  living  increases  and  productivity  awards  granted  to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible  pensioners and their dependents.

       Contributions  to the plans are based on  actuarial  studies  prepared by independent actuaries.  The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

       The change in plans  assets and benefit  obligation  plan and the related actuarial assumptions are as follows:

       CHANGE IN PLAN ASSETS

                                                                 DEFINED BENEFIT PENSION
                                                               ------------------------------
                                                                            2000
                                                               ------------------------------

       Fair value of plan assets at beginning of year                       17,518
       Actual return on plan assets                                          8,267
       Sponsors' contributions                                               2,862
       Expenses and distributions                                            (201)
       Assets transferred to defined contribution plan                    (25,482)
                                                               ------------------------------
       Fair value of plan assets at end of year                              2,964
                                                               ==============================

       CHANGE IN BENEFIT OBLIGATIONS

                                                                 DEFINED BENEFIT PENSION
                                                               ------------------------------
                                                                            2000
                                                               ------------------------------

       Benefit obligation at beginning of year                              35,056
       Service cost                                                          2,643
       Interest cost                                                         3,950
       Actuarial gains                                                     (8,195)
       Benefits and expenses paid                                            (201)
       Curtailment                                                        (10,629)
       Settlement                                                         (20,291)
                                                               ------------------------------
       Benefit obligation at end of year                                     2,333
                                                               ==============================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

30. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

    a. PENSION PLAN -- Continued

       COMPONENTS OF ANNUAL PENSION COST

                                                                            2000
                                                                ---------------------------

       Net service cost                                                    1,558
       Interest cost                                                       3,950
       Expected return on assets                                         (2,645)
       Amortization of unrecognized gain                                   (703)
       Amortization of initial transition obligation                         813
                                                                ---------------------------
       Net periodic pension cost                                           2,973
                                                                ===========================

       The weighted-average  actuarial assumptions,  as determined by actuaries, were as follows:

                                                                              2000              1999
                                                                       ------------------------------------
       Discount rate for determining projected benefit obligations            11.30%            11.30%
       Rate of increase in compensation levels                                 8.15%             8.15%
       Expected long-term rate of return on plan assets                       14.45%            14.45%

       In  2000,  for  employees  who  elected  to  participate  in the  defined contribution  plan,  pension plan assets of R$25,482 were  transferred to the employee's account in the defined contribution plan. The Company made
       no  additional   contributions  during  2000.  Under  the  provisions  of
       Statement of Financial Accounting Standard No. 88, "Employers' Accounting
       for Settlements and Curtailments of Defined Benefit Pension Plans and for
       Termination Benefits," the effects of employees electing to withdraw from the  defined  benefit  plan  in  order  to  participate  in  the  defined contribution  plan  constitutes  a  curtailment  which  resulted  in  the recognition  of a gain of R$  3,512  to the  Company.  Additionally,  the transference of plan assets to the defined  contribution plan constitutes a  settlement,  which also  resulted in the  recognition  of a gain of R$
       23,198 to the Company.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

30. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

    a. PENSION PLAN (Continued)

                                                             Before                                      After
                                                          Curtailment      Effect of     Effect of    Curtailment
                                                         AND SETTLEMENT   CURTAILMENT    SETTLEMENT  AND SETTLEMENT
                                                        ---------------  -------------  -----------  -------------
       Actuarial present value of benefit obligations:
         Vested benefit obligation                           (2,938)             0         1,771       (1,166)
         Accumulated benefit obligation                     (22,111)             0        20,291       (1,820)

         Projected benefit obligation                       (33,252)        10,629        20,291       (2,333)
         Plan assets at fair value                            28,445             0      (25,482)         2,964
                                                        ---------------  -------------  -----------  -------------

         Funded status                                       (4,807)        10,629       (5,191)           631

         Unrecognized net gain                              (30,512)             0        28,389       (2,124)
         Unrecognized transition obligation                    7,262       (7,117)             0           145
                                                        ---------------  -------------  -----------  -------------
       Accrued pension cost recognized for US GAAP          (28,057)         3,512        23,198       (1,348)
                                                        ---------------  -------------  -----------  -------------

    B. CONCENTRATION OF RISK

       Credit risk with respect to trade accounts  receivable from third parties is  diversified.  Although  collateral  is not  required,  the  Companies continually  monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting  access to the telephone  network if any invoice is fifteen days past-due.  Exceptions  include telephone services that must be maintained for reasons of safety or national security.

       In conducting  their  businesses,  the Companies are fully dependent upon the  cellular  telecommunications  concession  as granted by the  Federal
       Government.

       Approximately  25% of all full-time  employees are members of state labor unions associated with either the Federacao NACIONAL DOS TRABALHADORES EM
       TELECOMUNICACOES  ("Fenattel"),  or with the FEDERACAO  INTERESTADUAL DOS
       TRABALHADORES EM TELECOMUNICACOES ("Fittel"). The Companies negotiate new collective  labor  agreements  every  year  with the  local  unions.  The collective agreements currently in force expire in November 2001.

       There is no  concentration  of  available  sources  of  labor,  services, concessions or rights, other than those mentioned above, that the Company believes  could, if suddenly  eliminated,  severely impact the Companies'
       operations.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

30. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

    c. NEW ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS
       No. 133 "Accounting for Derivative  Instruments and Hedging  Activities",
       which  establishes  accounting  and reporting  standards  for  derivative instruments,  including certain derivative  instruments embedded in other contracts,  and for hedging  activities.  The statements require entities that use  derivative  instruments  to measure these  instruments  at fair value and record them as assets or liabilities  on the balance sheet.  It also  requires  entities to reflect the gains or losses  associated  with changes in the fair value of these derivatives,  either in earnings or as a separate component of comprehensive income,  depending on the nature of the underlying contract or transaction.  Because of the Company's limited use of  derivatives,  management does not anticipate that the adoption of
       SFAS No. 133 will have a  material  effect on the  financial  statements.
       Tele  Centro  Oeste  Celular  Participacoes  S.A.  will  adopt  SFAS  133 effective January 1, 2001.

       In December 1999, the  Securities  and Exchange  Commission  issued Staff
       Accounting  Bulletin  (SAB) No. 101,  "Revenue  Recognition  in Financial
       Statements".   SAB  No.  101  provides  additional  guidance  on  revenue recognition  as well as criteria for when  revenue is generally  realized and earned and also requires the deferral of  incremental  direct selling costs.  The  Company's  adoption of SAB No. 101 in 2000 had no effects on the earnings or financial position of the Company.

31. CORPORATE RESTRUCTURING

    In order  to  fully  utilize  the tax  benefits  that  will  arise  from the amortization of the premium discussed in note 16, a corporate  restructuring was approved in an Extraordinary Shareholders' Meeting.

    This corporate  restructuring  has essentially  pushed down from Tele Centro
    Oeste  Participacoes  S.A.  to the  operating  companies,  a portion  of the premium, which will be amortized at the operating company level.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

32. SUBSEQUENT EVENTS

    a. On January  12,  2001 the  Holding  Company  issued R$ 250,000 of 180-day commercial  paper,  consisting  of 500 notes  with a face value of R$ 500 each. A portion of the  proceeds was used to pay the existing  commercial paper.

    b. On  January  2,  2001,   the  bridge   loans  with  Banco   Nacional   do
       Desenvolvimento  Economico e Social - BNDES for subsidiaries Telebrasilia
       Celular S.A.,  Telegoias  Celular  S.A.,  Telemat  Celular  S.A.,  Telems
       Celular  S.A.,  Teleron  Celular  S.A. and  Teleacre  Celular  S.A.  were converted into long-term  loans. The principal amount of R$ 43,835 is due after a period of 5 (five years). The interest rate is the TJLP plus 4%.

    c. In 2000, the Federal Government established the following  contributions, which will affect the future operations of the Company:

       CONTRIBUTION FOR THE FUND OF GLOBALIZATION OF TELECOMMUNICATIONS SERVICES
       - "FUST"

       Fust was established by Law 9,998 of August 17, 2000, in order to provide resources to cover the cost exclusively  attributed to the accomplishment of  obligations  for  globalization  of  telecommunication  services that cannot be recovered  with  efficient  service  exploration of that is not responsibility of the concessionaire.

       The  contribution  to this  Fund  started  on  January  2,  2001,  by all telecommunications  services companies at the rate of 1% of the amount of gross operating telecommunications services revenue.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of constant Brazilian Reais, of December, 2000, except per share amounts)

32. SUBSEQUENT EVENTS (Continued)

    CONTRIBUTION FOR THE FUND OF TELECOMMUNICATIONS  TECHNOLOGICAL DEVELOPMENT -
    "FUNTTEL"

    Funttel was  established  by Law 10,052 of November  28,  2000,  in order to stimulate  the  process  of  technological  innovation,  enhance  the  human resources  capacity,  generate new job positions and promote access by small and  medium  companies  to  capital  resources,  in  order  to  amplify  the competitiveness of the Brazilian Telecommunications Industry.

    The   contribution  of  Funttel  will  begin  on  March  28,  2001,  by  all telecommunications  services  companies at the rate of 0.5% of the amount of gross operating telecommunications services revenue.

                                 EXHIBIT INDEX

         1.1      By-laws  of the  Holding  Company  previously  filed  with the
                  Holding Company's registration statement on September 18, 1998 and incorporated herein by reference.
         1.2      Amendment  to the  Charter of the Holding  Company  previously filed with the Holding  Company's  registration  statement  on
                  September 18, 1998 and incorporated herein by reference.
         2.1      Deposit  Agreement  dated  as of July  27,  1998  between  the
                  Holding  Company  and The Bank of New York,  previously  filed with the Holding Company's registration statement on September
                  18, 1998 and incorporated herein by reference.
         4.1      Standard  Concession  Agreement  for Mobile  Cellular  Service
                  (original and English translation),  previously filed with the
                  Holding Company's registration statement on September 18, 1998 and incorporated herein by reference.
         4.2      Cellular Service  Authorization  Agreement  (summary)  entered into and between the Brazilian Government, through Anatel, and
                  Tele Centro Oeste/Inepar Ltda., currently Norte Brasil Telecom
                  S.A., on November 27, 1998.