Form 20-F
TELE CENTRO OESTE CELULAR PARTICIPACOES
filed 2002-07-01
CIK 1066114

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
           ----------------------------------------------------------
                                    FORM 20-F
           ----------------------------------------------------------
                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                        COMMISSION FILE NUMBER: 001-14489
           ----------------------------------------------------------
                            TELE CENTRO OESTE CELULAR
                               PARTICIPACOES S.A.
             (Exact Name of Registrant as Specified in Its Charter)

TELE CENTRO OESTE CELLULAR HOLDING COMPANY     THE FEDERATIVE REPUBLIC OF BRAZIL
 (Translation of Registrant's Name into        (Jurisdiction of Incorporation
                   English)                             or Organization)
           ----------------------------------------------------------
                         SCS, QUADRA 2, BLOCO C, 7 ANDAR
                         70.319-900 BRASILIA, DF, BRAZIL
                    (Address of Principal Executive Offices)
           ----------------------------------------------------------
       SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B)
                                  OF THE ACT:

                                                  NAME OF EACH EXCHANGE
    TITLE OF EACH CLASS                            ON WHICH REGISTERED
    -------------------                           ----------------------
    Preferred Shares, without par value*          New York Stock Exchange
    American Depositary Shares, each              New York Stock Exchange
    representing 3,000 Preferred Shares

-----------------
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
SECTION 15(D) OF THE ACT:

                                      NONE

     INDICATE THE NUMBER OF OUTSTANDING  SHARES OF EACH OF THE ISSUER'S  CLASSES
OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD  COVERED BY THIS ANNUAL
REPORT:

                126,433,338,109 Common Shares, without par value
                252,766,698,473 Preferred Shares, without par value

     INDICATE  BY CHECK MARK  WHETHER THE  REGISTRANT  (1) HAS FILED ALL REPORTS
REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE  SECURITIES  EXCHANGE  ACT OF
1934  DURING  THE  PRECEDING  12 MONTHS  (OR FOR SUCH  SHORTER  PERIOD  THAT THE
REGISTRANT  WAS REQUIRED TO FILE SUCH  REPORTS) AND (2) HAS BEEN SUBJECT TO SUCH
FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                  Yes X No __

     INDICATE BY CHECK MARK WHICH  FINANCIAL  STATEMENT  ITEM THE REGISTRANT HAS
ELECTED TO FOLLOW. Item 17 __ Item 18 X

                                TABLE OF CONTENTS

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS ..............................................102

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES...................................102

ITEM 16.   CHANGES IN  SECURITIES,  CHANGES IN SECURITY FOR  REGISTERED

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
Celular S.A. ("Telemat"),  Telems Celular S.A. ("Telems"),  Teleron Celular S.A.
("Teleron"),  Teleacre Celular S.A ("Teleacre"),  and Norte Brasil Telecom, S.A.
("NBT")  are  collectively  referred to as the  "Subsidiaries,"  and each one is separately  referred to as a "Subsidiary."  Norte Brasil  Telecom,  S.A. is also referred to as the "Band B Subsidiary," while each of the remaining Subsidiaries is also referred to as a "Band A Subsidiary."  The Holding Company also controls
TCO IP, an  unlisted  company  created  to  deliver  general  telecommunications services,  including multimedia  telecommunication and information services both at the national and the international levels. TCO IP was classified as a service provider by the Brazilian National  Telecommunications  Agency (AGENCIA NACIONAL
DE  TELECOMUNICACOES)--ANATEL.  SEE ITEM 4 "INFORMATION ON THE  COMPANY--HISTORY
AND DEVELOPMENT OF THE COMPANY."

On April 26, 2002, the Holding Company held a General Extraordinary Shareholders
Meeting in which it approved the merger of Telebrasilia into the Company and the consequent  transfer  of the  concession  to explore  mobile  cellular  services previously held by Telebrasilia.

References to (i) the "REAL",  "REAIS" or "R$" are to Brazilian  REAIS  (plural)
and the Brazilian REAL  (singular) and (ii) "U.S.  dollars,"  "dollars" or "US$"
are to United States dollars.

On June 24, 2002, the Noon Buying Rate in New York City for cable transfers,  as certified  for customs  purposes by the  Federal  Reserve  Bank of New York (the
"Noon   Buying   Rate")   was   R$2.8290   to   US$1.00.   SEE   ITEM   3   "KEY
INFORMATION--EXCHANGE RATES."

The consolidated financial statements of the Company as of December 31, 2000 and
2001 and for the years ended December 31, 1999, 2000 and 2001 (the "Consolidated
Financial  Statements") have been prepared in accordance with generally accepted accounting  principles in Brazil ("Brazilian GAAP"). The Consolidated  Financial
Statements and, unless  otherwise  specified,  all other financial data included herein recognize certain effects of inflation and are restated in constant REAIS of December  31, 2000  purchasing  power using the integral  restatement  method
(CORRECAO MONETARIA INTEGRAL).

In 2001,  IBRACON (the  Brazilian  Institute of Independent  Auditors)  issued a publication  stating that financial  statements would not have to be indexed for
2001 as the three-year cumulative inflation rate in Brazil fell below 100%.

Certain  terms are defined  the first time they are used in this Annual  Report.
The "Index of Defined Terms" that begins on page 109 lists those terms and where they are  defined.  The  "Technical  Glossary"  that begins on page 112 provides definitions of certain technical terms used herein.

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

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL INFORMATION

BACKGROUND

The selected financial information presented below should be read in conjunction with the  Consolidated  Financial  Statements  and the notes  thereto.  The 2001
Consolidated  Financial  Statements  have  been  audited  by Ernst  &  Young
Auditores  Independentes  S.C., and their report on the  Consolidated  Financial
Statements appears elsewhere in this Annual Report.

    BRAZILIAN GAAP AND U.S. GAAP

The Consolidated  Financial Statements are prepared in accordance with Brazilian
GAAP,  which  differ  in  certain  material  respects  from  generally  accepted accounting  principles in the United States  ("U.S.  GAAP").  See Note 29 to the
Consolidated  Financial  Statements  for a summary  of the  differences  between
Brazilian GAAP and U.S. GAAP and a reconciliation  to U.S. GAAP of shareholders'
equity as of  December  31,  2001 and 2000,  and net income for the years  ended
December 31, 2001, 2000 and 1999.

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

    CHANGES IN ACCOUNTING METHODOLOGY IN 1999, 2000 AND 2001

The  Consolidated  Financial  Statements and, unless  otherwise  specified,  all financial  information  included in this Annual Report recognize certain effects of inflation and are restated in constant REAIS of December 31, 2000  purchasing power,  all in accordance  with  Brazilian  GAAP using the integral  restatement method  (CORRECAO  MONETARIA  INTEGRAL).  The Company  used the INDICE  GERAL DE
PRECOS -MERCADO (the General Price Index - Market or "IGP-M" inflation index for purposes of preparing the  Consolidated  Financial  Statements  and the selected financial information presented below on the basis of Brazilian GAAP. SEE ITEM 5

"OPERATING   AND  FINANCIAL   REVIEW  AND   PROSPECTS--EFFECTS   OF  CHANGES  IN
PRESENTATION OF FINANCIAL STATEMENTS IN 1999, 2000 AND 2001." Inflationary gains or losses on (i) monetary  assets and  liabilities  and, where  possible,  other monetary items have been  allocated to their  corresponding  interest  income or expense  captions  and (ii)  amounts  without  corresponding  income or  expense captions in the  Consolidated  Statements of Operations  have been  allocated to other net operating income in the Consolidated  Statements of Operations and the
"Income  Statement  Data"  presented  below.  SEE NOTE 2(B) TO THE  CONSOLIDATED
FINANCIAL STATEMENTS.

The Consolidated  Financial  Statements as of December 31, 2000 and 2001 and for
the years  then ended have been fully  indexed  using the  integral  restatement method. No indexation adjustments were applied in calculating financial position as of December 31, 1998 or results of operations for the year then ended because the low rate of  Brazilian  inflation  in 1998 (1.8% as  measured  by the IGP-M)
would have made any restatement for 1998 inflation  insignificant.  However, the financial  statements  as of December  31, 1998 and for the year then ended,  as well as the fully indexed  financial  information in the Consolidated  Financial
Statements  and the  selected  financial  information  presented  below  for all previous  periods and as of and for the years ended  December 31, 2000 and 2001, have been restated into currency of December 31, 2001 purchasing power.

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
Costs  other  than costs of  services  were  allocated  using  certain  criteria established by the Company's management. The consolidated statements of revenues and expenses and net  interdivisional  cash receipt  (distribution)  include the historical  activity  related  to the assets and  liabilities  transferred.  The
Consolidated  Financial  Statements are not  necessarily  indicative of what the financial  condition or the revenues and expenses of the Company would have been if the cellular  telecommunications  businesses of the Predecessor Companies had been  separate  legal  entities  before  1998.  SEE ITEM 4  "INFORMATION  ON THE
COMPANY--HISTORICAL BACKGROUND."

Cash and certain  nonspecific  debt relating to the cellular  telecommunications businesses  of the  Predecessor  Companies  could  not be  segregated  from  the
Predecessor  Companies  prior to December  31,  1997,  and such amounts were not reflected in the Company's  statement of financial condition prior to January 1,
1998. As a result, interest income,  unallocated interest expense and income tax
expense  were  not  identified  or  reflected  in  the  Consolidated   Financial
Statements  for any period prior to January 1, 1998.  Because these revenues and expenses are not included in the Consolidated  Financial Statements,  historical income per share and  dividend  per share  information  was not  included in the table  below for any  period  prior to January  1,  1998.  SEE ITEM 3  "SELECTED
FINANCIAL INFORMATION."

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

For 1997, the Consolidated  Financial Statements present the financial condition and revenues and  expenses of the  cellular  telecommunications  business of the
Predecessor  Companies,  and  "minority  interests"  reflect the interest in the
Predecessor  Companies of shareholders  other than TELEBRAS.  As of December 31,
2001, minority  shareholders directly and indirectly owned 11.75%, 3.26%, 2.51%,
1.61%,  2.88%, 1.69% and 1.67% of the share capital of Telebrasilia,  Telegoias,
Telemat, Telems, Teleron, Teleacre and NBT, respectively.

SELECTED FINANCIAL INFORMATION

                                                YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------
                                     1997      1998    1999     2000      2001
                                  ---------  -------  -------  ------- ---------
                                  (THOUSANDS OF REAIS, EXCEPT PER-SHARE DATA)(1)
INCOME STATEMENT DATA:
BRAZILIAN GAAP
Net operating revenue               578,744  637,406  666,660  930,646 1,248,131
Cost of services rendered and
  cost of products sold             242,619  260,327  326,514  532,163   663,158
                                    -------  -------  -------  ------- ---------
Gross income                        336,125  377,079  340,146  398,483   584,973
Operating expenses:
  Selling expenses                   65,082   99,093  118,592  126,163   195,020
  General and administrative
    expenses                         49,814   46,289   64,539   78,420   110,300
  Other net operating expense         4,770      953   14,020    9,618     4,513
                                    -------  -------  -------  ------- ---------
Operating income before net
  financial result                  225,999  230,744  142,995  184,282   275,140
Allocated interest expense........    4,918
Net interest expense (2)..........            69,711   47,640   30,063    43,471
                                             -------  -------  ------- ---------
Operating income before interest
  income and unallocated interest
  expense.........................  221,081
Operating income..................           161,033   95,355  154,219   231,669
Net nonoperating expense..........       66   20,575    6,055   19,539    25,668
Employees' participation..........      374    1,271    1,866    1,878     2,346
                                    -------  -------  -------  ------- ---------
Income before interest income,
  unallocated interest expense,
  taxes and minority interests....  220,641
Income before income taxes and
  minority interests (2)..........           139,187   87,434  132,802   203,655
Income and social contribution
  taxes...........................            40,206   29,857   40,159    56,501
                                             -------   ------  ------- ---------
Income before minority interests..  220,641   98,981   57,577   92,643   147,154
Minority interests................   30,779   24,076   11,531   19,980    13,864
                                    -------  -------   ------  ------- ---------
Reversal of interest on own
  capital.........................        -   91,749   53,542   30,981    45,297
Income before interest income,
  unallocated interest expense
  and taxes(2)....................  189,863
                                    =======
Net income........................           166,654   99,588  103,644   178,587
                                             =======   ======  =======   =======
U.S. GAAP
Income before interest income,
  unallocated interest expense
  and taxes(2).................... 196,440
                                   =======
Net income........................           164,000   32,581  104,771   194.494
                                             =======  =======  =======   =======
Net profit per 1,000 shares
  outstanding (REAIS).............              0.49     0.09     0.29      0.53

                                            AT DECEMBER 31,
                             ----------------------------------------------
                                1997      1998      1999      2000      2001
                             ---------  -------   -------   -------  ---------
                                       (THOUSANDS OF REAIS)(1)
BALANCE SHEET DATA:
BRAZILIAN GAAP
Property, plant and
  equipment, net             762,994    874,262    994,531  1,083,754  1,078,882
Total assets                 911,232  1,224,227  1,819,120  2,154,909  2,240,325
Loans and financing           52,700     56,256    143,828    509,149    516,984
Divisional equity            679,472          -         -          -          -
Shareholders' equity                    799,138  1,230,628  1,042,172  1,126,432

U.S. GAAP
Property, plant and
  equipment, net             713,563    819,280    947,615  1,057,596  1,071,186
Total assets                 878,114  1,192,699  1,426,558  2,113,001  2,389,361
Loans and financing           52,216     56,256    143,828    509,149    694,339
Divisional equity            651,128          -          -          -
Shareholders' equity                    758,374    814,623  1,000,123  1,100,291

---------------
(1)  Information is presented in constant REAIS of December 31, 2000 and nominal
     REAIS of December 31, 2001.
(2)  For 1997, prior to the effective creation of the Subsidiaries on January 1,
     1998,  the  Company  did  not  recognize  interest  income  or  taxes,  and recognized  only the  portion of  interest  expense  that was  specifically attributable to the cellular operations of the Predecessor Companies.

EXCHANGE RATES

The Company will pay any cash  dividends  and make any other cash  distributions with respect to Preferred Shares in Brazilian  currency.  Accordingly,  exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of
"ADSs" on  conversion  by the  Depositary  of  dividends  and  distributions  in
Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between  Brazilian  currency and the U.S.  dollar will also affect the U.S.  dollar  equivalent of the price of the Preferred  Shares on the
Brazilian  stock  exchanges.  SEE ITEM 5  "OPERATING  AND  FINANCIAL  REVIEW AND
PROSPECT--FOREIGN EXCHANGE AND INTEREST RATE EXPOSURE."

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

Between March 1995 and January 1999,  the Central Bank  maintained a band within which the exchange rate between the REAL and the U.S. dollar fluctuated, and the
Central Bank  intervened in the foreign  exchange market from time to time. From
January 20, 1998  through  December 31,  1998,  the band was between  R$1.12 and
R$1.22 per  US$1.00.  In early  January  1999,  the  Central  Bank  attempted  a controlled  devaluation  of the REAL by widening  the band within which the REAL was permitted to trade, but subsequent Central Bank intervention  failed to keep the rate within the new band.  On January 15, 1999,  the Central Bank  announced that the REAL would be permitted to float,  with  Central Bank  intervention  to take place only in times of extreme volatility. On June 10, 2002, the Commercial
Market Rate was R$2.6390 to US$1.00.

The following table sets forth the period-end, average, high and low Noon Buying
Rates expressed in REAIS per U.S. dollar, for the periods indicated.

                                                   AVERAGE
                                                     FOR
PERIOD                                PERIOD-END  PERIOD(1)   HIGH     LOW
------                                ----------  ---------   ----     ---

1997...............................     1.1165     1.0805    1.1166  1.0394
1998...............................     1.2087     1.1640    1.2090  1.1160
1999...............................     1.8090     1.8191    2.200   1.2074
2000...............................     1.8270     1.7844    1.8560  1.7230
2001 ..............................     2.3120     2.3630    2.7880  1.9380
2002 (through May 31, 2002)........     2.5220     2.4055    2.5380  2.2730

---------------
(1)  Average of the rates on the last day of each month in the  period.  SOURCE:
     Federal Reserve Bank of New York; Board of Governors of the Federal Reserve
     System (for 2002).

RISK FACTORS

Below are described  the risk factors that relate  materially to the Company and to investments in its Preferred Shares or ADRs. The Company's business,  results of  operations  and  financial  condition  could be harmed if any of these risks materialize and, as a result,  the trading price of its Preferred Shares or ADRs could  decline,  leading the holders of the Company's  ADRs to lose  substantial portions of their investment.

The  information  included  in this  Annual  Report  concerning  Brazil has been included herein to the extent publicly available. Such information is assumed to be correct and has not been independently verified.

FACTORS RELATING TO BRAZIL

INFLATIONARY RISK

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
However, it should be noted that 87% of the Company's liabilities denominated in

U.S.  dollars are hedged in REAIS.  SEE ITEM 11  "QUANTITATIVE  AND  QUALITATIVE
DISCLOSURE ABOUT MARKET RISK--EXCHANGE RATE RISK."

INTEREST RATE INSTABILITY

The Company may be  adversely  affected by  unfavorable  changes in the interest rates  applicable to its financial  assets and  liabilities  and cannot  predict
interest  rate   fluctuations  or  the  affects  on  its  financial  assets  and liabilities.  SEE ITEM 11 "QUANTITATIVE AND QUALITATIVE  DISCLOSURE ABOUT MARKET
RISK--INTEREST RATE RISK."

OTHER EMERGING MARKET RISK

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
COUNTRIES."  After  prolonged  periods  of  recession,   followed  by  political
instability,  Argentina  announced  in 2001 that it would not service its public sector debt. In order to address the aggravated  economic and social crisis, the
Argentinean  government abandoned its decade-old fixed dollar-peso exchange rate and created a floating,  exchange-rate regime in January,  2002. Since Argentina is an important  trade  partner of Brazil,  a  continuation  of the  Argentinean crisis  could  affect  both the  revenues  and the  profitability  of  Brazilian companies having significant ties with Argentina.

The  Argentinean  crisis  may also  affect the  perception  of risk in Brazil by foreign  investors.  If events in Argentina  continue to  deteriorate,  they may adversely affect the Company's ability to borrow funds at an acceptable interest rate and raise  equity  capital  when  needed.  Since  approximately  57% of the
Company's  long-term  debt at March 31, 2002 is  scheduled to mature in 2003 and
2004,  these  events  could cause the  Company to delay its capital  expenditure plans, therefore adversely affecting the price of its securities.

SERVICE OF PROCESS

The Company is organized  under the Brazilian  legislation and all of its assets are located  outside of the United  States.  All of its  directors and executive officers reside outside of the United States.  As a result,  it may be difficult to effect  service of process  upon the  Company or those  persons in the United
States or to enforce  judgments  issued by U.S.  courts  against  the Company or those persons,  including  judgments based on the civil liability  provisions of the federal securities laws of the United States.

TAX REFORMS

If as a result of a tax reform the Company  experiences a higher tax burden,  it may pass on the cost of the tax  increase to its  customers.  This  increase may have a  material  negative  impact  on  the  Company's  revenues.  SEE  ITEM  10
"ADDITIONAL INFORMATION--BRAZILIAN TAX CONSIDERATIONS."

POLITICAL RISK

Presidential  elections in Brazil are scheduled to take place in October,  2002.
The Company cannot anticipate the outcome of the elections or the policies to be adopted  by the new  administration  or the  impact  such  policies  may have on
Brazilian economic conditions and on the Company's results of operations.  These and other future  developments in the Brazilian economy and government  policies may reduce the demand for the Company's services in Brazil,  adversely affecting its financial condition and results of operations and impacting the market price of its Preferred Shares and ADSs.

FACTORS RELATING TO THE COMPANY

THE COMPANY OPERATES IN A RAPIDLY EVOLVING INDUSTRY

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

THE COMPANY RELIES ON KEY PERSONNEL TO CONDUCT ITS BUSINESS AND OPERATIONS.

The  success of the  Company's  business  depends on its  ability to attract and retain  highly  qualified  technical  and  management  personnel.  Most  of  the
Company's employees have not signed long-term employment contracts.  The loss of key personnel could have a material effect on the Company's business.

INTERCONNECTION FLUCTUATIONS

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
COMPANY--OPERATING AGREEMENTS."

TECHNOLOGICAL ADVANCES BY COMPETITORS

The Company presently uses TDMA technology in all wireless services it provides.
TDMA is now  considered  a mature  and  well-tested  technology,  but it may not provide the advantages  expected by the Company for high-speed data transmission in its wireless network. Eventual stronger demands on the part of the market for this kind of service may leave the Company in an unfavorable position and reduce its  competitive  advantage.  Pressure  exerted by  competitors  may require the
Company to change or update its  technology  to meet higher  industry  standards
allowing  the  deployment  of  this  type  of  service,   which  may  result  in
substantially higher costs in the network.

The  wireless  telecommunications  industry  has been  experiencing  significant technological changes, as demonstrated by the increasing pace of recent upgrades observed in existing digital second-generation  networks--e.g.  (2G) to 2.5G and later to 3G.

As the pace of  development  of new  technology  increases,  network and handset costs may decline,  creating  service  economies to end users. If the Company is unable to keep pace with these technological changes, the technology used by the company  may  become  obsolete  and  abandoned  in the  long  term.  SEE  ITEM 4
"INFORMATION ON THE COMPANY-COMPETITION."

UNAUTHORIZED USE OF THE COMPANY'S NETWORK

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

GOVERNMENT REGULATION

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
TELECOMMUNICATIONS INDUSTRY."

ABILITY TO INCREASE TELECOMMUNICATIONS SERVICES RATES

According  to the terms of the  Concessions,  the  Company is required to render certain  basic  services  under its basic  service  plan.  It is also allowed to create  additional  services  plans.  The  Concessions  provide  for a price cap mechanism  to set and adjust rates on an annual  basis,  following a formula set forth in the  Concessions.  The cap is a  maximum  weighted-average  price for a basket of services, adjusted to reflect the rate of inflation as measured by the
INDICE GERAL DE PRECOS -- DISPONIBILIDADE INTERNA ("IGP-DI"), an inflation index developed by the FUNDACAO GETULIO VARGAS, a private Brazilian  economic research organization.

The weighted average tariff for the entire basket of services may not exceed the price cap,  but the tariffs  for  individual  services  within the basket may be increased.  The Company may increase the tariff for any individual service by up to 20% above the rate of inflation measured by the variation of IGP-DI,  subject to a downward  adjustment for inflation  effects already  captured in the annual upward adjustments of the overall price cap for the basket,  provided that other prices are adjusted  downwards to ensure that the weighted  average  tariff does not exceed the price cap. This results in a limitation to the Company's  ability to increase the rates charged for its services.  SEE ITEM 4 "INFORMATION  ON THE
COMPANY--REGULATION OF THE TELECOMMUNICATIONS INDUSTRY--RATE REGULATION."

COMPETITION

Beginning in 2002, the Company may face  competition  from other  companies that will offer PCS services similar to those existing in the United States. In 2001, the Brazilian market began shift towards the PCS system,  called "SMP" in Brazil
(Personal Mobile System). ANATEL intends to replace SMC (Cellular Mobile System)
with PCS. The main  difference  between this and the U.S. PCS system is that the licensing regime will change from a  concession-based  regime to a more flexible
"authorization"-based  regime. The Company will be able to choose whether or not to convert its existing cellular concession into PCS authorization contracts. If it does not change its  concessions,  the Company may not be able to efficiently compete with new market entrants.

The Company also competes with companies providing other wireless services, such as mobile  radio  and pager  services,  and with  fixed-line  telecommunications service providers.

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

SATELLITE SERVICES

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

ELECTRIC POWER SHORTAGE

Emergency  measures  enacted by the  Brazilian  government  in 2001 to  restrain electric power  consumption  caused an economic  slowdown.  The combination of a general  expansion in demand for  electric  power,  not  followed by  sufficient increase in total power generation capacity,  along with low water levels in the basins feeding the main hydroelectric  plants,  resulted in an imbalance between the demand for electric power and the amount of energy  available in Brazil.  In
May,  2001,  the  Brazilian  government  issued a series  of  measures  aimed at immediately  reducing  power-demand  levels in order to avoid the risk of sudden blackouts in parts of the country.  Among those measures was the creation of the
Electric Energy Crisis Management Board (CAMARA DE GESTAO DE ENERGIA  ELETRICA),
with the  power to enact  resolutions  setting  forth  mandatory  reductions  in power-consumption  levels, to propose taxation changes in power supply services, to determine the suspension of power supply to select consumer groups, and other rights.

The Brazilian energy crisis did not disrupt the Company's operations, nor did it produce any increase in costs or decrease in revenues or customer  base.  Thanks to a contingency plan adopted by the Company,  no interruptions of any nature as a result of the energy  shortage  were  registered  as to the  operations of the
Company's network and its distribution channels.

Long before to the energy  crisis,  all Company  stations had been equipped with energy systems  consisting of rectifiers and battery banks, which allow cellular mobile equipment to operate for a minimum of eight hours in case of interruption of electrical supply by the public concessionaires.

The actions  effectively carried out as part of the contingency plan designed by the Company were divided in two main categories:  the first consisted of actions to maintain network operations during blackouts--whether planned or involuntary, whether short or long;  the second  consisted of measures  aimed at bringing the
Company's  consumption of power to levels  compliant with the targets imposed by the government.

Maintaining network operations primarily involved (i) the review of all existing energy systems in the network  (rectifiers,  generators and battery banks) so as to  guarantee  their  perfect  operation  in the  event of a  blackout;  (ii) an increase  in the  capacity  of the  battery  banks  and/or the  installation  of generators at critical sites;  and (iii) the acquisition of portable  generators for all regional  plants in order to supply the main  stations in the event of a planned  blackout for a period of time longer than what the battery  banks could provide.

The  Company  took the  following  actions in order to comply  with  consumption targets:  (i)  activating  installed  generators  during  hours  of  high  power consumption,  mainly in the Commutation and Control Center (CENTRAL DE COMUTACAO
E  CONTROLE  or  "CCC")  buildings  and in the  administration  buildings;  (ii)
revising the consumption targets with the energy concessionaires; (iii) revising the lighting and  air-conditioning  systems,  including  replacing equipment and lamps with more efficient and economical  models;  (iv) implementing  corrective measures  associated with the use of  air-conditioning  equipment,  lighting and elevators; (v) altering the air-conditioning systems in all radio base stations,
which  are  the  largest  energy   consumers  in  the  Company,   including  the
installation  of  devices  to allow a more  controlled  use of  outside  air for
cooling   down  the  inner  part  of  the  stations   and   therefore   allowing
air-conditioning  sets to be turned off. Together,  these measures reduced power use by up to 30% and brought the Company's overall consumption to target levels.

There were no  restrictions to the expansion of the network thanks to the energy efficiency  of the  Company's  new  stations.  While the limit on the  amount of
energy  supplied  to  new  installations  was  set  at  500KVA,   the  Company's
administrative and CCC buildings demand a maximum consumption of 225KVA.

The measures  described  above allowed the Company's  network to operate with no interruptions in power supply.  Not only were there no additional costs or power supply  interruptions  due to the shortage of energy,  but the Company faces the possible prospect of new shortages with confidence.

PENDING TAX REFORM IN BRAZIL MAY INCREASE THE COMPANY'S TAX BURDEN, RESULTING
IN A REDUCTION OF PROFITS

The  Brazilian  government  has proposed a broad tax reform in Brazil,  which is mainly  designed to simplify the tax system,  reduce the number of taxes and the burden on the private sector, by reducing or eliminating cumulative taxes (which affect the cost of production)  while not reducing the amount of revenues to the
Brazilian  Treasury.  The tax reform  bill was  expected  to be  approved by the
Brazilian congress in 2001 but was not, due to unfavorable political conditions.
In addition, because of the presidential elections, it is likely that the reform will be postponed  again in 2002.  If tax reform is approved,  the Company's tax burden may increase and its profits may decrease.

It is anticipated  that the reform may include the creation of a value-added tax on goods and services  which would  replace six existing  taxes  (including  the social contribution on net profits (CONTRIBUICAO SOCIAL SOBRE O LUCRO LIQUIDO or
"CSLL"),  the federal tax on industrial  products,  or IPI, the Turnover Tax, or
PIS, the Social Security Financing Contribution ("COFINS"), the state tax on the circulation of goods and services, or "ICMS," and the municipal tax on services, or ISS). In addition, the CPMF, a temporary tax on financial  transactions,  may be replaced by a permanent  federal tax on financial  transactions.  Although we cannot predict the outcome of the tax reform in Brazil, we may have a higher tax burden if the tax reform bill is approved  and  implemented  as presented to the
Brazilian Congress.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The exact name of the Company,  as specified in its charter is Tele Centro Oeste
Celular  Participacoes  S.A. (Tele Centro Oeste Cellular Holding  Company).  The
Company is incorporated  under the  jurisdiction  of the Federative  Republic of
Brazil.  Its  headquarters  are  located  at SCS,  Quadra  2,  Bloco C, 7 andar,
70.319-900 Brasilia, DF, Brazil, and its telephone number is 55-61-313-7765.

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
The Predecessor Companies began to offer cellular telecommunications services in
Area 7 in December  1991,  and the  Company is the leading  provider of cellular telecommunications  services  in Area 7. The Band B  Subsidiary  of the  Company provides cellular  telecommunications  service in the Brazilian States of Amapa,
Amazonas, Maranhao, Para and Roraima (collectively,  "Area 8") under concessions from the Federal  Government (the "Band B Concessions").  The Band A Concessions
and the Band B Concessions are collectively referred to as the "Concessions." As of  April  2002,  the  Company,  including  its Band A  Subsidiaries  and Band B
Subsidiaries, had approximately 2,576,056 subscribers.

On November 21, 2000,  SPLICE IP S.A.  was formed as a closed  corporation.  The
Holding  Company  held  100%  of its  preferred  shares  and  Splice  do  Brasil
Telecomunicacoes e Eletronica S.A.  ("Splice") held 99.99% of its common shares.
As of March 5, 2001,  the control  changed to the Holding  Company,  through the acquisition  of 99.99% of the  common  shares  from  Splice  and the name of the subsidiary changed to TCO IP S.A.

On December  31, 2001,  Splice  transferred  all of its shares in BID S.A.,  the parent company of the Holding Company, to Fixcel S.A.

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

The Holding  Company is one of the New Holding  Companies.  In the Breakup,  the
Holding  Company was  allocated  all the share  capital  held by TELEBRAS in the
operating   subsidiaries   of  the  TELEBRAS   System  that  provided   cellular
telecommunications  service in Area 7. In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including the Holding
Company,  to  private-sector  buyers.  The  Federal  Government's  shares of the
Holding Company were purchased by Splice,  through its then subsidiary BID S.A..
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
Amapa, Amazonas, Maranhao, Para and Roraima.

The following  table shows  population,  Gross Domestic  Product ("GDP") and PER
CAPITA income statistics for each state in Area 7 and in Area 8.

                                 POLULATION     % OF                     % OF
                                    IN        BRAZILIAN    PER CAPITA  BRAZILIAN
SUBSIDIARY    AREA               MILLIONS(1) POPULATION(1)   GDP(2)      GDP(2)
----------    ----               ----------- ------------  ----------  ---------
Telebrasilia  Federal District     2.04         1.21%        10,935      2.28%
Telegoias     Goias                4.99         2.95%         3,603      1.84%
Telegoias     Tocantins            1.16         0.68%         1,832      0.22%
Telemat       Mato Grosso          2.50         1.47%         4,695      1.20%
Telems        Mato Grosso do Sul   2.08         1.22%         5,255      1.12%
Teleron       Rondonia             1.38         0.81%         5,255      0.52%
Teleacre      Acre                 0.56         0.33%         2,817      0.16%
NBT           Amapa                0.48         0.28%         3,392      0.16%
NBT           Amazonas             2.84         1.68%         5,577      1.60%
NBT           Maranhao             5.64         3.33%         1,402      0.81%
NBT           Para                 6.19         3.65%         2,705      1.71%
NBT           Roraima              0.32         0.19%         2,558      0.08%

---------------
(1)  Estimates of the  Instituto  Brasileiro  de Geografia e  Estatistica - IBGE
     (the  "IBGE").  Population  figures  pertain only to areas  serviced by the
     Concessions and do not pertain to cities not serviced by the Concessions.

(2)  SOURCE: Instituto Brasileiro de Geografia e Estatistica - IBGE.

The Company's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and on the economy of the Region,  in  particular.  SEE ITEM 4 "INFORMATION  ON THE  COMPANY--BUSINESS
OVERVIEW--BRAZILIAN ECONOMIC ENVIRONMENT."

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
TELECOMMUNICATIONS INDUSTRY--OBLIGATIONS OF TELECOMMUNICATIONS COMPANIES."

The Company's  capital  expenditure  priorities  include  increasing its network
capacity,   improving  its  overall   quality  and   increasing   the  level  of
digitalization of the Company's network.

The following table sets forth the Company's capital  expenditures for each year in the three-year period ended December 31, 2001.

                                                1999        2000        2001
                                                ----        ----        ----
                                                   (MILLIONS OF REAIS) (1)
Automatic switching equipment...............    49.7        29.1         22.1
Other equipment.............................   148.2       196.0        100.7
Real estate.................................     0.6         0.2          1.3
Other assets (2)............................    19.9        30.4         66.4
                                               -----       -----         ----
    Total capital expenditures..............   218.4       255.7        190.5
                                               =====       =====        =====
---------------
(1)  Figures  in  constant  REAIS of  December  31,  2000 and  nominal  REAIS of
     December 31, 2001.
(2)  Not including  expenditures  for  concessions for Area 8 (R$72.6 million in
     1999).

BUSINESS OVERVIEW

SERVICES

The Company offers cellular  telecommunications service to its subscribers under its Basic  Service  Plan and the  Alternative  Service  Plans with  minute-based deductibles.  The Company also offers ancillary services,  including  voicemail,
call  forwarding,  call  waiting,  caller  identification,   three-way  calling,
short-message services (messaging,  information and news), CSD (Circuit-Switched
Data) service and wireless  application  protocol ("WAP") services.  In 1999 the

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

Messaging  services  based on the SMS platform are offered by the Company in two different applications: content-push service and person-to-person communication.
Both SMS services are available for prepaid- and postpaid customers.

The short-message  service known as E-CELULAR allows users to send messages from the Company's website, directly to customers' handsets. Using the same platform, the  Company  also  releases  news on general  topics  (regional,  national  and international) such as economy, sports, weather forecast,  horoscopes, access to account  balances in associated  banks'  balance and agendas.  More than 550,000 customers  are already  using this service,  with over  1,000,000  messages sent daily.

In November,  2000, the  interpersonal  messaging service known as the E-XPRESSO was launched  experimentally,  and since August 1, 2001, subscribers have had to pay R$0.18 for each message sent. Today, person-to-person communication accounts for over 5 million messages sent monthly.  In January 2001, the Company launched a new  service  called  the E-WAP,  a  cellular-based,  Internet-access  service available to all customers who own handsets equipped with this feature. In order to implement this service,  the Company has developed a WAP portal through which customers can access other portals and websites.  One of the  advantages of this new service is that  customers can customize the portal,  making both access and navigation  faster and more convenient.  The Company has already formed valuable partnerships  with major Brazilian news agencies FOLHA DE SAO PAULO and O ESTADO
DE SAO PAULO, as well as with BANCO DO BRASIL,  UNIBANCO and BANCO BRADESCO (two large banking institutions) and SOM BRASIL (music producers).

One other service the Company has made  available to its customers is the E-WEB,
which  uses  CSD  technology   (Circuit-Switched   Data)  to  connect   personal
micro-computers  and palm-tops to the Internet through cellular  handsets.  This provides users with considerable access mobility and flexibility.

Through  agreements with other cellular  service  providers,  the Company offers automatic roaming services throughout Brazil that allow post-paid subscribers to make and receive calls while out of the Region. These automatic roaming services also allow  prepaid  service  subscribers  to receive  calls when out of the TCO
Region or to make  calls if  located in Area 7 or Area 8. As of October 1, 2001, pre-paid  subscribers  have been able to originate  calls while roaming  outside
Area 7 and Area 8. The Company  offers  international  roaming in Argentina  and
Uruguay  through  agreements  with local  cellular  service  providers  in those countries.  As of January 2000, the Company began offering international roaming in over 60 countries in North America, Europe, Asia, South Africa and Australia.
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
OVERVIEW--OPERATING AGREEMENTS--ROAMING AGREEMENTS."

SALES AND MARKETING

The Company  divides its  subscribers  into two main  categories:  (i)  business customers,  consisting of businesses with four or more cellular telephones,  who accounted for 8% of the Company's revenue in 2001 and (ii) individual customers,
consisting  of  individuals   and  businesses  with  fewer  than  four  cellular
telephones,  who  accounted for 92% of the Company's  revenue  during 2001.  The manner in which the Company  markets and  promotes  its  services  varies,  with occasional plans and services developed  specially for particular  categories of customers.  The Company  provides  corporate  customers with additional  support services, such as dedicated account representatives.

The  Company's   customers   consist   primarily  of  high-  and   middle-income
individuals.  According  to the  Company's  research,  as of December  31, 2001, approximately 55% of the Company's  subscribers were male, and 60% were 40 years old or younger.  Pursuant to ANATEL's regulations,  cellular  telecommunications service is provided to all individual applicants, regardless of income level, in the order in which applications are received. In order to assist in managing the risk of payment  defaults,  the Company conducts credit checks on its customers.
Service can be interrupted if a customer fails to make timely payments. SEE ITEM
4 "INFORMATION ON THE COMPANY--BUSINESS OVERVIEW--BILLING AND COLLECTION."

SALES NETWORK

The Company markets its services through a network of  Company-owned  stores and magazine stands,  supermarkets  and specialty stores in the Region.  The Company owns 52 stores and 4 kiosks located throughout the Region,  with 37 stores and 3 kiosks  located  in Area 7, and 15 stores  and 1 kiosk  located  in Area 8. This network  enables  the  Company to market its  service  and  provide  after-sales services to subscribers throughout the Region.

The Company  maintains  contracts with independent  distributors,  who receive a commission  per  new  subscriber.  The  level  of  commission  varies  based  on exclusivity and the distributor's sales performance.

SOURCES OF REVENUE

The Company  generates  revenue from (i) usage charges,  which include  measured service-charges  for outgoing calls and roaming and other similar charges,  (ii)
monthly subscription  charges,  (iii) network-usage  charges,  which are amounts charged by the Company to other  cellular and fixed-line  service  providers for use of the Company's network,  (iv) prepaid handset sales and (v) other charges, including  charges for call  forwarding,  call  waiting and call  blocking.  The
Company's rates are subject to regulation by ANATEL.  SEE ITEM 4 "INFORMATION ON
THE COMPANY--BUSINESS  OVERVIEW--REGULATION OF THE BRAZILIAN  TELECOMMUNICATIONS
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
When a subscriber  makes or receives a call while outside the Region, a per-call surcharge known as "AD" is applicable. When a subscriber receives a call outside the home  registration  area, the subscriber also pays a certain rate per minute if the subscriber is located within the Region ("DSL1"), or a higher rate if the subscriber is located outside the Region ("DSL2").  Measured service charges are discounted  30% for calls made between 9:00 p.m. and 7:00 a.m. any day or at any time on Sundays and national  holidays  ("off-peak  calls").  A 30% surcharge is imposed on VC1 calls from one cellular  telephone to another,  compared to calls from a cellular telephone to a fixed-line telephone.  As a means of incentive to
usage,  the  alternative  plan  service  called  ESSENCIAL   (Essential)  offers
deductibles  of 50, 100,  150,  300, 600 and 1,000  minutes for NBT and 50, 100,
150,  300, 650 and 1,100  minutes for the Company in calls of types VC1 and VC2, with cheaper rates for the minutes  exceeding these limits.  The following table sets forth the  average  rates for the Basic  Service  Plan for each year in the three-year period ended December 31, 2001.

                                            YEAR ENDED DECEMBER 31,
                                    ----------------------------------------
                                       1999           2000          2001
                                    -----------   ------------  ------------
                                    (REAIS) (1)
Activation fee (2)                    151.63           -             -
Monthly subscription fee (2)           20.20         22.12         30.76
Per-minute charges:
VC1 (2)                                 0.27          0.3023        0.3320
VC2 (2)                                 0.40          0.4067        0.4458
VC3 (2)                                 0.66          0.7383        0.8120
DSL1 (2)                                0.19          0.2199        0.2410

DSL2 (2)                                0.33          0.3654        0.4010
AD (per call) (2)                       0.29          0.29          0.31

---------------
Information for 1999, 2000 and 2001 is presented in nominal reais.
(1)  Averages of the rates  charged by the  Subsidiaries,  weighted by number of subscribers.
(2)  Weighted AVERAGE peak rates, net of value-added taxes.

The following  table sets forth certain  terms of the Company's  service  plans, which were implemented as of February, 2000.

----------------------------------------------------------------------
AREA 7 PLANS                    240                       500
----------------------------------------------------------------------
STATES                DF,TO,                    DF, TO,
                      MS,RO,    GO      MT      MS,RO,    GO     MT
                      AC                        AC
----------------------------------------------------------------------
EXEMPT MINUTES                 240                       500
----------------------------------------------------------------------
RESIDENCES (1)(2)            162.00                    162.00
----------------------------------------------------------------------
SUBSCRIPTIONS (1)    79.00    80.13   79.00    139.00  140.98  139.00
----------------------------------------------------------------------
VC1 MF (1)(3)       0.4204   0.4264  0.4521    0.4204  0.4264  0.4521
----------------------------------------------------------------------
VC1 MM (1)(4)       0.5466   0.5544  0.5877    0.5466  0.5544  0.5877
----------------------------------------------------------------------
VC2 (1)             0.5700   0.5781  0.6114    0.5700  0.5781  0.6114
----------------------------------------------------------------------
VC3 (1)             1.0231   1.0377  1.1002    1.0231  1.0377  1.1002
----------------------------------------------------------------------
DSL1 (1)              0.00     0.00    0.00      0.00    0.00    0.00
----------------------------------------------------------------------
DSL2 (1)            0.5045   0.5117  0.5425    0.5045  0.5117  0.5425
----------------------------------------------------------------------
AD (1)                0.00     0.00    0.00      0.00    0.00    0.00
----------------------------------------------------------------------

---------------
(1)   Amounts are expressed in nominal REAIS.
(2)   Rates not charged during promotions.
(3)   "MF" means "mobile-fixed."
(4)   "MM" means "mobile-mobile."
(5)   These plans include a number of exempt minutes for VC1 calls to fixed-line and intra-network cellular telephones.

The table below shows the service plans launched in July, 2000.

--------------------------------------------------------------------------------
                  PLANO        ESSENCIAL  ESSENCIAL   ESSENCIAL     ESSENCIAL
PLANS            TCO-12           50         100         150           300
--------------------------------------------------------------------------------
STATE          GO    OTHER   GO   OTHER  GO   OTHER   GO   OTHER  GO    OTHER
--------------------------------------------------------------------------------
FREE MINUTES       0            50 MIN.    100 MIN.     150 MIN.     300 MIN.
--------------------------------------------------------------------------------
ACTIVATION        0.00          0.00        0.00         0.00         0.00
--------------------------------------------------------------------------------
BASIC
SUBSCRIPTION  10.14 10.00   39.56 39.00  9.84 59.00  69.98 69.00 110.55 109.00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
VC-1 MF        0.70  0.69    0.60  0.59  0.47  0.46   0.44 0.43    0.34   0.33
--------------------------------------------------------------------------------
VC-1 MM TCO    0.70  0.69    0.60  0.59  0.47  0.46   0.44 0.43    0.34   0.33
--------------------------------------------------------------------------------
VC-1 MM B      0.70  0.69    0.60  0.59  0.47  0.46   0.44 0.43    0.34   0.33
--------------------------------------------------------------------------------
VC-2           0.70  0.69    0.60  0.59  0.47  0.46   0.44 0.43    0.34   0.33
--------------------------------------------------------------------------------
VC-3           1.05  1.04    1.22  1.20  1.22  1.20   1.11 1.10    1.04   1.03
--------------------------------------------------------------------------------
DSL-1          0.41  0.40    0.00  0.00  0.00  0.00   0.00 0.00    0.00   0.00
--------------------------------------------------------------------------------
DSL-2          0.51  0.51    0.51  0.51  0.51  0.51   0.51 0.51    0.51   0.51
--------------------------------------------------------------------------------
AD             0.41  0.40    0.00  0.00  0.00  0.00   0.00 0.00    0.00   0.00
--------------------------------------------------------------------------------

Note: subscriptions to ESSENCIAL 50, 100, 150 and 300 plans include respectively
50,  100,  150 and 300  minutes  of VC1 and VC2  calls  for  both  cellular  and fixed-line numbers originated within Area 7.

The table below shows the service plans launched in June, 2001.

--------------------------------------------------------------------------------
PLANS                ESSENCIAL 650                    ESSENCIAL 1100
--------------------------------------------------------------------------------
STATE           GO         MT       OTHER        GO        MT         OTHER
--------------------------------------------------------------------------------
FREE MINUTES             650 MIN.                        1100 MIN.
--------------------------------------------------------------------------------
ACTIVATION                 0.00                             0.00
--------------------------------------------------------------------------------
BASIC
SUBSCRIPTION    181.55    192.49     179.00     303.26     321.54     299.00
--------------------------------------------------------------------------------
VC-1 MF           0.31      0.33       0.31       0.31       0.33       0.31
--------------------------------------------------------------------------------
VC-1 MM TCO       0.31      0.33       0.31       0.31       0.33       0.31
--------------------------------------------------------------------------------
VC-1 MM B         0.31      0.33       0.31       0.31       0.33       0.31
--------------------------------------------------------------------------------
VC-2              0.31      0.33       0.31       0.31       0.33       0.31
--------------------------------------------------------------------------------
VC-3              0.77      0.81       0.76       0.71       0.75       0.70
--------------------------------------------------------------------------------
DSL-1             0.00      0.00       0.00       0.00       0.00       0.00
--------------------------------------------------------------------------------
DSL-2             0.51      0.54       0.50       0.51       0.54       0.50
--------------------------------------------------------------------------------
AD                0.00      0.00       0.00       0.00       0.00        0.00
--------------------------------------------------------------------------------

Note: subscriptions to ESSENCIAL 650 and 1100 plans include respectively 650 and
1100  minutes  of VC1 and VC2 calls for both  cellular  and  fixed-line  numbers originated within Area 7.

Aside from its Basic Service Plan,  NBT has  implemented  other service plans in
Area 8. NBT's service plan rates are set out in the following tables:

The table below  shows the rates of the service  plans for the states of AP, AM,
MA, and RR.

--------------------------------------------------------------------------------
AREA 8 PLANS       BASIC  ECONOMY  100     200     500    EASY  COLLEGE STUDENT
TIME(1)                                                         REGULAR REDUCED
--------------------------------------------------------------------------------
EXEMPT MINUTES(5)    0      0      100     200     500     0          0
--------------------------------------------------------------------------------
RESIDENCES(2)       0.00   0.00    0.00    0.00    0.00   0.00       0.00
--------------------------------------------------------------------------------
SUBSCRIPTIONS(2)   36.44  31.99   59.00   84.96  165.00  15.00      17.99
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
VC1 MF(2)(3)        0.44   0.35    0.35    0.33    0.30   0.65   0.74   0.23
--------------------------------------------------------------------------------
VC1 MM(2)(4)        0.57   0.46    0.35    0.33    0.30   0.65   0.69   0.21
--------------------------------------------------------------------------------
VC1 MM (ANOTHER     0.57   0.46    0.44    0.44    0.44   0.65   1.04   0.50
CARRIER)(2)(4)
--------------------------------------------------------------------------------
VC2 MF(2)           0.83   0.78    0.75    0.75    0.75   0.65   0.85   0.30
--------------------------------------------------------------------------------
VC2 MM(2)           0.83   0.78    0.75    0.75    0.75   0.65   0.69   0.20
--------------------------------------------------------------------------------
VC2 MM (ANOTHER     0.83   0.78    0.75    0.75    0.75   0.65   1.04   0.50
CARRIER)(2)
--------------------------------------------------------------------------------
VC3(2)              0.98   0.89    0.85    0.85    0.85   1.09   1.29   0.73
--------------------------------------------------------------------------------
DSL1(2)             0.42   0.39    0.39    0.39    0.39   0.65   0.35   0.11
--------------------------------------------------------------------------------
DSL2(2)             0.49   0.44    0.44    0.44    0.44   0.65   1.29   0.73
--------------------------------------------------------------------------------
AD(2)               0.68   0.66    0.66    0.66    0.66   0.65       0.43
--------------------------------------------------------------------------------

---------------
(1)     Regular hours from Monday through Saturday between 07:00 and 21:00 and
        Reduced Hours from Monday through Saturday between 21:00 and 07:00 and
        Sundays and national holidays.
(2)     Amounts are expressed in nominal REAIS.
(3)     "MF" means "mobile-fixed."
(4)     "MM" means "mobile-mobile."
(5)     "Deductibles" refers to VC1 MF and VC1 MM - NBT Calls.

The table below shows the rates of the service plans for the state of PA.

--------------------------------------------------------------------------------
AREA 8 PLANS         BASIC  ECONOMY   100     200    500  EASY   COLLEGE STUDENT
TIME(1)                                                          REGULAR REDUCED
--------------------------------------------------------------------------------
EXEMPT MINUTES (5)     0       0      100     200     500     0         0
--------------------------------------------------------------------------------
RESIDENCES (2)        0.00   0.00    0.00    0.00    0.00   0.00       0.00
--------------------------------------------------------------------------------
SUBSCRIPTIONS (2)    39.18  34.39   63.45   91.36  177.44  16.13      19.35
--------------------------------------------------------------------------------
VC1 MF (2)(3)       0.4764   0.38    0.38    0.36    0.32   0.69    0.80   0.24
--------------------------------------------------------------------------------
VC1 MM (2)(4)       0.6192   0.50    0.38    0.36    0.32   0.69    0.74   0.23
--------------------------------------------------------------------------------
VC1 MM (ANOTHER     0.6192   0.50    0.47    0.47    0.47   0.69    1.12   0.54
CARRIER) (2) (4)
--------------------------------------------------------------------------------
VC2 MF(2)           0.8996   0.84    0.81    0.81    0.81   0.69    0.92   0.32
--------------------------------------------------------------------------------
VC2 MM(2)           0.8996   0.84    0.81    0.81    0.81   0.69    0.74   0.21
--------------------------------------------------------------------------------
VC2 MM (ANOTHER     0.8996   0.84    0.81    0.81    0.81   0.69    1.12   0.54
CARRIER) (2)
--------------------------------------------------------------------------------
VC3 (2)             1.0628   0.96    0.92    0.92    0.92   1.18    1.39   0.78
--------------------------------------------------------------------------------
DSL1 (2)            0.4589   0.42    0.42    0.42    0.42   0.69   0.38   0.12
--------------------------------------------------------------------------------
DSL2 (2)            0.5314   0.47    0.47    0.47    0.47   0.69   1.39   0.78
--------------------------------------------------------------------------------
AD (2)               0.73    0.71    0.71    0.71    0.71   0.69       0.47
--------------------------------------------------------------------------------

---------------
(1)  Regular  hours from Monday  through  Saturday  between  07:00 and 21:00 and
     Reduced  Hours from Monday  through  Saturday  between  21:00 and 07:00 and
     Sundays and National Holidays.
(2)  Amounts are expressed in nominal REAIS.
(3)  "MF" means "mobile-fixed."
(4)  "MM" means "mobile-mobile."
(5)  "Deductibles" refers to VC1 MF and VC1 MM - NBT Calls.

The table below shows the service  plans  launched in  September,  2001,  in the states of AP, AM, MA, and RR.

--------------------------------------------------------------------------------
       SERVICES              ESSENTIAL    ESSENTIAL    ESSENTIAL    ESSENTIAL
                                50           100          150          300
--------------------------------------------------------------------------------
SUBSCRIPTION                    39.00       55.00        69.00       118.92
--------------------------------------------------------------------------------
VC1/VC2 MM NBT AND MF            0.36        0.36         0.36         0.36
--------------------------------------------------------------------------------
VC1/VC2 MM (ANOTHER CARRIER)     0.45        0.45         0.43         0.43
--------------------------------------------------------------------------------
VC3                              0.87        0.87         0.87         0.87
--------------------------------------------------------------------------------
DSL1                             0.00        0.00         0.00         0.00
--------------------------------------------------------------------------------
DSL2                             0.40        0.40         0.40         0.40
--------------------------------------------------------------------------------
AD                               0.00        0.00         0.00         0.00
--------------------------------------------------------------------------------

Note: subscriptions to ESSENCIAL 50, 100, 150 and 300 plans include respectively
50,  100,  150  and  300  minutes  of VC1 and VC2  calls  for  NBT  mobile-  and fixed-lines originated within Area 8.

The table below shows the service  plans  launched in  September,  2001,  in the state of PA.

--------------------------------------------------------------------------------
       SERVICES              ESSENTIAL    ESSENTIAL    ESSENTIAL    ESSENTIAL
                                50           100          150          300
--------------------------------------------------------------------------------
SUBSCRIPTION                    41.94       59.14        74.20       127.88
--------------------------------------------------------------------------------
VC1/VC2 MM NBT AND MF            0.39        0.39         0.39         0.39
--------------------------------------------------------------------------------
VC1/VC2 MM (ANOTHER CARRIER)     0.48        0.48         0.46         0.46
--------------------------------------------------------------------------------
VC3                              0.94        0.94         0.94         0.94
--------------------------------------------------------------------------------
DSL1                             0.00        0.00         0.00         0.00
--------------------------------------------------------------------------------
DSL2                             0.43        0.43         0.43         0.43
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AD                               0.00        0.00         0.00         0.00
--------------------------------------------------------------------------------

Note: subscriptions to ESSENCIAL 50, 100, 150 and 300 plans include respectively
50,  100,  150  and  300  minutes  of VC1 and VC2  calls  for  NBT  mobile-  and fixed-lines originated within Area 8.

The table below shows the service plans  launched in March,  2001, in the States of AP, AM, MA, and RR.

        --------------------------------------------------------
                  SERVICES            ESSENTIAL     ESSENTIAL
                                         600          1000
        --------------------------------------------------------
        SUBSCRIPTION                    189.00       297.15
        --------------------------------------------------------
        VC1/VC2 MM NBT AND MF            0.36         0.36
        --------------------------------------------------------
        VC1/VC2 MM (ANOTHER CARRIER)     0.43         0.43
        --------------------------------------------------------
        VC3                              0.87         0.87
        --------------------------------------------------------
        DSL1                             0.00         0.00
        --------------------------------------------------------
        DSL2                             0.40         0.40
        --------------------------------------------------------
        AD                               0.00         0.00
        --------------------------------------------------------

Note: subscriptions to ESSENCIAL 600 and 1000 plans include respectively 600 and
1000  minutes of VC1 and VC2 calls for NBT  mobile- and  fixed-lines  originated within Area 8.

The table below shows the service plans launched in March, 2001, in the State of
PA.

        --------------------------------------------------------
                  SERVICES            ESSENTIAL     ESSENTIAL
                                         600          1000
        --------------------------------------------------------
        SUBSCRIPTION                    203.24       319.54
        --------------------------------------------------------
        VC1/VC2 MM NBT AND MF            0.39         0.39
        --------------------------------------------------------
        VC1/VC2 MM (ANOTHER CARRIER)     0.46         0.46
        --------------------------------------------------------
        VC3                              0.94         0.94
        --------------------------------------------------------
        DSL1                             0.00         0.00
        --------------------------------------------------------
        DSL2                             0.43         0.43
        --------------------------------------------------------
        AD                               0.00         0.00
        --------------------------------------------------------

Note: subscriptions to ESSENCIAL 600 and 1000 plans include respectively 600 and
1000  minutes of VC1 and VC2 calls for NBT  mobile- and  fixed-lines  originated within Area 8.

TCO/NBT offers two types of pre-paid service plans: TOQUE and TOQUE SIMPLES.

Pre-paid service rates, in Area 7, are charged by the Subsidiaries in accordance with the following schedule:

--------------------------------------------------------------------------------
                           TYPE OF CALL                SCHEDULE      RATE (2)
                           ------------                ---------     -----
                                                          (1)
--------------------------------------------------------------------------------
                                                                 TOQUE   TOQUE
                                                                         SIMPLES
--------------------------------------------------------------------------------
             From TOQUE  CELULAR to any cellular-
VC1 or VC2   or fixed-line handset in Area 7.           Normal   R$0.97   0.79
--------------------------------------------------------------------------------
             From TOQUE CELULAR to any cellular-
VC1 or VC2   or fixed-line handset in Area 7.          Special  R$0.48    0.79
--------------------------------------------------------------------------------
             From TOQUE CELULAR to any Company
VC1 or VC2   cellular telephone on any day, and          24h    R$0.48    0.79
             any local call on Sundays and
             national holidays.
--------------------------------------------------------------------------------
VC3          From TOQUE CELULAR to any cellular- or      24h    R$1.90    1.90
             fixed-line handset outside of Area 7.
--------------------------------------------------------------------------------
DSL1         Received when roaming within Area 7         24h     Free     Free
--------------------------------------------------------------------------------
             Received when roaming within Area 8                  0.43    0.43
DSL2         -------------------------------------       24h    -------  -------
             Received when roaming outside Areas 7                1.00    1.00
             and 8
--------------------------------------------------------------------------------
             Based on Calls Originated or Received
AD           when roaming within Areas 7 or 8                    Free     Free
             -------------------------------------       24h    -------  -------
             Based on Calls Received when roaming                 0.44    0.44
             outside Areas 7 and 8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TYPE OF SERVICE                                                       RATE (3)
--------------------------------------------------------------------------------
Voicemail/Answering Service                                            R$0.39
--------------------------------------------------------------------------------
Confirmation of Provision of Service                                   R$5.00
--------------------------------------------------------------------------------
Surcharge for obtaining balance information more than twice daily      R$0.20
--------------------------------------------------------------------------------

---------------
(1)  The  Special  Schedule is  available  in the  Federal  District,  Goias and
     Tocantins  from 9:00 p.m. to 9:00 am; in Mato Grosso and Mato Grosso do Sul
     from 8:00 p.m.  to 8:00 am; in  Rondonia  from 7:00 p.m. to 7:00 am; and in
     Acre from 6:00 p.m. to 6:00 am.
(2)  All amounts are expressed in REAIS,  including  taxes charged per minute of calls made by cellular telephones inside the caller's tariff area.

The table below shows the rates practiced in State of AP, AM, MA, and RR:

--------------------------------------------------------------------------------
                                                                  RATE
SERVICE          TYPE OF CALL                  HOURS    ------------------------
                                                           TOQUE        TOQUE
                                                                        SIMPLES
--------------------------------------------------------------------------------
          To any cellular or fixed            Normal        0.96         0.76
          line in Area 8                   -------------------------------------
  VC1                                         Special       0.48         0.76
  or      ----------------------------------------------------------------------
  VC2     To any Area 8 cellular              Normal        0.73         0.76
          ----------------------------------------------------------------------
                                              Special       0.48         0.76
--------------------------------------------------------------------------------
  VC3     To any cellular or fixed             24 h         0.96         0.96
          line outside Area 8
--------------------------------------------------------------------------------
  DSL1    Based on Calls received when         24 h         Free         Free
          roaming in Area 8
--------------------------------------------------------------------------------
          Based on Calls received when                      0.43         0.43
          roaming in Area 7
  DSL2    ---------------------------------    24 h     ------------------------
          Based on Calls received when                      1.00         1.00
          roaming outside Areas 7 and 8
--------------------------------------------------------------------------------
          Based on Calls received when                      Free         Free
          roaming in Areas 7 and 8
  AD      ---------------------------------    24 h     ------------------------
          Based on Calls received when                      0.44         0.44
          roaming outside Areas 7 and 8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               ADDITIONAL SERVICES                 APPLICATION             RATE
--------------------------------------------------------------------------------
Message retrieval                                   per minute             0.39
--------------------------------------------------------------------------------
Fee for one daily balance inquiry                    per call              Free
--------------------------------------------------------------------------------
Fee for more than one daily balance inquiry          per call              0.10
--------------------------------------------------------------------------------

The table below shows the rates practiced in the state of PA:

--------------------------------------------------------------------------------
                                                                  RATE
SERVICE          TYPE OF CALL                  HOURS    ------------------------
                                                           TOQUE        TOQUE
                                                                        SIMPLES
--------------------------------------------------------------------------------
          To any cellular or fixed line in    Normal        1.03         0.81
          Area 8                              ----------------------------------
  VC1                                         Special       0.51         0.81
  or      ----------------------------------------------------------------------
  VC2                                         Normal        0.78         0.81
          To any Area 8 cellular              ----------------------------------
                                              Special       0.51         0.81
--------------------------------------------------------------------------------
  VC3     To any cellular or fixed line        24 h         1.03         1.03
          outside Area 8
--------------------------------------------------------------------------------
  DSL1    Based on Calls received when         24 h         Free         Free
          roaming in Area 8
--------------------------------------------------------------------------------
          Based on Calls received when                      0.47         0.47
          roaming in Area 7
  DSL2    ---------------------------------    24 h     ------------------------
          Based on Calls received whe                       1.07         1.07
          roaming outside Areas 7 and 8
--------------------------------------------------------------------------------
          Based on Calls received when                      Free         Free
          roaming in Areas 7 and 8
  AD      ---------------------------------    24 h         --------------------
          Based on Calls received when                      0.48         0.48
          roaming outside Areas 7 and 8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               ADDITIONAL SERVICES                 APPLICATION             RATE
--------------------------------------------------------------------------------
Message retrieval                                  per minute              0.42
--------------------------------------------------------------------------------
Fee for one daily balance inquiry                   per call               Free
--------------------------------------------------------------------------------
Fee for more than one daily balance inquiry         per call               0.11
--------------------------------------------------------------------------------

    ROAMING FEES

The Company also receives  revenues  pursuant to roaming  agreements  with other cellular  service  providers.  SEE ITEM 4 "INFORMATION ON THE  COMPANY--BUSINESS
OVERVIEW--OPERATING  AGREEMENTS--ROAMING  AGREEMENTS."  When a call is made from within the Region by a subscriber of another  cellular  service  provider,  that service  provider  pays  the  Company  for  the  call  at the  applicable  rate.
Conversely,  when a Company subscriber makes a cellular call outside the Region, the  Company  must pay the  charges  associated  with that call to the  cellular service provider in whose region the call originates.

    NETWORK USAGE CHARGES

Pursuant to interconnection agreements with other telecommunications  providers, the Company earns revenues from any call  (cellular or  fixed-line)  originating from another  cellular- or  fixed-line  service  provider and  terminating  on a
cellular   telephone  within  the  Region.   SEE  ITEM  4  "INFORMATION  ON  THE
COMPANY--BUSINESS OVERVIEW--OPERATING  AGREEMENTS--INTERCONNECTION  AGREEMENTS."
The Company charges the service provider from whose network the call originates,

a  network-usage  charge  for each  minute of use of the  Company's  network  in connection  with the call.  The  average  network-usage  tariff  charged  by the
Company  to other  service  providers  in 1997 and 1998 was  R$0.17,  R$0.19 per minute,  respectively,  net of value-added  taxes.  Through October of 1999, the network usage tariff was R$0.19.  In November,  1999, ANATEL granted an increase of 14.7%, raising the tariff to R$0.2180.  In December 2000, ANATEL authorized a
23.26%  readjustment  and  the  value  of the  TU-M  rose  to  R$0.2687,  net of value-added taxes. In Area 8, where the NBT operates,  the value of the TU-M was
R$0.21 until October 2000. After October and the 26.38% readjustment  authorized by ANATEL, the TU-M rose to R$0.2654, net of value-added taxes.

    TAXES ON TELECOMMUNICATIONS SERVICES

The cost of telecommunications  services to the subscriber includes a variety of taxes.  The average rate of all such taxes,  as a percentage of gross  operating revenues for the Company, was approximately 20.7% in 2001.

o    ICMS. The main tax is a state value-added tax, the IMPOSTO SOBRE CIRCULACAO
DE MERCADORIAS E SERVICOS  (ICMS),  which the Brazilian states impose at varying rates on certain revenues from the provision of telecommunications services. The
ICMS rate in each  state in the  Region is 25% for  domestic  telecommunications services,  except  in  Acre,  where  the rate  for  domestic  telecommunications services is 17% for intrastate  calls and 13% for  international  calls, in Mato
Grosso and Para, where the ICMS rate is 30%, and in Goias, which raised its ICMS rate from 25% to 26%.  The rate on sales of  prepaid  cellular  handsets  in the
Region is 17%, except in Goias where it is 7%.

In June,  1998, the governments of the individual  Brazilian  states approved an agreement to interpret  existing  Brazilian tax law to apply the ICMS to certain services to which the ICMS had not previously been applied,  including  cellular activation,  effective as of July 1, 1998.  The agreement also provides that the
ICMS may be applied  retroactively  to activation  services  rendered during the
five   years    preceding    June   30,    1998.    SEE   ITEM   8    "FINANCIAL
INFORMATION--CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION--LEGAL
PROCEEDINGS--LITIGATION RELATED TO THE APPLICATION OF THE ICMS."

o    COFINS. THE CONTRIBUICAO  SOCIAL PARA O FINANCIAMENTO DA SEGURIDADE SOCIAL,
or  COFINS,  is a social  contribution  tax on  gross  revenues  (operating  and financial).  On November 27, 1998, the Brazilian government increased the COFINS rate from 2% to 3% by issuing Law no. 9718, which allowed a set-off of up to 1/3 of the COFINS amount with the amount owed as a result of the Contribuicao Social
Sobre Lucro  Liquido,  or CSL.  Provisional  Measure number 2158 of August 2001,
(last version of the Provisional  Measure number 1991-13 of January 13,2000) had revoked  the  allowance  to set-off of up to 1/3 of the COFINS  amount  with the amount owed as a result of the CSL for periods after January 1, 2000.

o    PIS.  THE  PROGRAMA  DE  INTEGRACAO  SOCIAL,  or  PIS,  is  another  social contribution  tax  which,  together  with the  COFINS,  is  imposed  on  certain telecommunications  services  at a  combined  rate of 3.65%  of  gross  revenues
(operating and financial).

o    FUST.  On August 17, 2000,  the Brazilian  government  created the FUNDO DE
UNIVERSALIZACAO  DOS SERVICOS DE  TELECOMUNICACOES,  or FUST, by issuing Law no.
9998.   It   consists  in  a  social   contribution   tax   applicable   to  all
telecommunication  services. The purpose of the FUST tax is to fund a portion of the costs incurred by telecommunication  service providers to meet the universal service  targets  required  by  ANATEL,  in case  these  costs are not  entirely recoverable  through the provision of  telecommunication  services.  The FUST is imposed  at a rate of 1% on  gross  operating  revenues  and its cost may not be passed to subscribers.

o    FUNTTEL.  On November 28, 2000, the Brazilian  government created the FUNDO
PARA DESENVOLVIMENTO  TECNOLOGICO DAS  TELECOMUNICACOES,  or FUNTTEL, by issuing
Law no.  10052.  It  consists in a social  contribution  tax  applicable  to all telecommunication  services.  The  purpose of the  FUNTTEL tax is to promote the
development   of   telecommunications   technology  in  Brazil  and  to  improve
competition in the industry by:

           o Encouraging research and development of new technologies;
           o Promoting the empowerment of human resources;
           o Creating new employment opportunities; and
           o Allowing small and medium-sized companies to access the
             lending market.

    The FUNTTEL is imposed at a rate of 0.5% on gross operating revenues and its cost may not be passed to subscribers.

o    FISTEL.  On July 7, 1966,  the  Brazilian  government  created the FUNDO DE
FISCALIZACAO  DAS  TELECOMUNICACOES  ("FISTEL")  by  issuing  Law no.  5070.  It consists in a tax applicable to telecommunication  services.  The purpose of the
FISTEL  is to  provide  financial  resources  to the  Brazilian  government  for promoting the control and inspection of the sector.

FISTEL is supported by two fees: a fee for inspection and installation  assessed at  authorized  telecommunication  stations  at the time of the  issuance of the authorization certificate.  There is a fixed-value for this fee according to the kind of  equipment.  The other is a fee for  inspection  and  operation  that is annually  assessed on the total number of stations  authorized until December 31 of the previous year. The latter fee corresponds to 50% of the estimated fee for inspection and installation.

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
If a  subscriber's  payment  is more  than  15 days  past  due,  service  may be suspended until full payment for all outstanding  charges is received.  After 60 days  delinquency,  the  subscriber  is referred to a  collection  agency.  If a subscriber's  payment is more than 90 days past due,  service may be  suspended.
The Company's net losses on trade accounts  receivable  were 7.4%, 3.8% and 3,1%
of gross  operating  revenues in 1999, 2000 and 2001,  respectively.  SEE ITEM 5
"OPERATING AND FINANCIAL REVIEW AND  PROSPECTS--OPERATING  RESULTS FOR THE YEARS
ENDED DECEMBER 31, 1999, 2000 AND 2001--OPERATING  EXPENSES--SELLING  EXPENSES."
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
COMPANY--BUSINESS  OVERVIEW--SOURCES  OF  REVENUE--ROAMING  FEES."  The  Company
receives  network-usage fees from other service providers when their subscribers make calls that  terminate on a cellular  telephone  within the Region,  and the
Company pays  network-usage  fees when its subscribers make calls that terminate on the  network of another  service  provider.  SEE ITEM 4  "INFORMATION  ON THE
COMPANY--BUSINESS  OVERVIEW--SOURCES  OF REVENUE--NETWORK  USAGE CHARGES." After
each  collection  cycle is over,  the  Company and the other  service  providers reconcile  the  amounts  owed  between  them  and  settle  on a net  basis.  For international  and domestic  long-distance  calls made by its  subscribers,  the
Company  forwards  the amount  collected  for such calls to EMBRATEL and charges
EMBRATEL a fee for the use of its cellular telecommunications network.

NETWORK

As of December 31,  2001,  the  Company's  cellular  telecommunications  network covered  approximately  86% and  55% of the  population  of  Area 7 and  Area 8, respectively.  The Company  continues to expand its cellular  telecommunications network to cover as broad a  geographical  area as is  economically  feasible in order to meet consumer demand.  Under the  Concessions,  the Company has certain obligations  concerning  network  coverage.  SEE  ITEM  4  "INFORMATION  ON  THE
COMPANY--BUSINESS   OVERVIEW--REGULATION  OF  THE  BRAZILIAN  TELECOMMUNICATIONS
INDUSTRY--OBLIGATIONS OF TELECOMMUNICATIONS  COMPANIES." At present, the Company is in compliance with its network  coverage  obligations and has met or exceeded all ANATEL requirements.

As of December 31, 2001, the Company's  cellular  telecommunications  network in
Area 7 consisted of 14 cellular switches,  650  base-stations,  43 repeaters and
43,310 traffic  channels and one national- and two  regional-signaling  transfer points.  The Company's nine Nortel DMS-MTX and five Ericsson AXE 10 switches are distributed among its switching centers,  located in Brasilia,  Goiania, Palmas,
Campo Grande, Cuiaba,  Rondonopolis,  Porto Velho and Rio Branco. The network is connected primarily by a fiber-optic  transmission system leased from fixed-line service  providers  in the  Region,  but  has  substantially  increased  its own transmission facilities during the last year.

Since October, 1999, when NBT commenced providing cellular telephone services in
Area 8  using  the  Nortel  DMS-MTX  cellular  infrastructure,  it  has  rapidly increased  its  penetration  into Area 8. As of December  31,  2001,  NBT had 11 cellular  switches,  located  in Manaus,  Tabatinga,  Belem,  Santarem,  Maraba,
Redencao,  Altamira,  Sao  Luis,  Imperatriz,  Boa Vista  and  Macapa,  with 139 base-stations, 10 repeaters and 8,969 traffic channels. The network is connected primarily by Company  facilities,  including  radio  accesses and  long-distance radio routes.

Nortel  and  Ericsson   are  the   Company's   primary   suppliers  of  cellular
infrastructure.  Also, Marconi, NERA and NEC are the Company's main suppliers of transmission equipment.

Since 1998, the Company has been upgrading its network to supply digital service based on the TDMA standard in the Federal District, as well as in Rondonia, Mato
Grosso do Sul,  Goias,  Mato Grosso,  Acre and Tocantins.  Digitalization  still accounts for one of the Company's key strategic initiatives and digital accesses now represent more than 95% of the Company's access. Company management believes
that  digitalization  offers  certain  advantages,   including  greater  network
capacity,  reduced  operating costs and additional  revenues through the sale of value-added services.  Digital cellular  telecommunications  services also offer subscribers greater security.

The Company  continues  to increase  its capacity and improve the quality of its network by deploying new  base-stations  and by adding  channels to its existing base-stations.  This  development  is  carried  out  in  response  to  projected subscriber  demand, as well as to national and  international  quality standards for cellular  telecommunications service. The Company's management believes that its network will require further  development to continue to meet the demand for cellular  services in the states'  capitals and their  surrounding  metropolitan areas. For this reason,  work was started in 2001 to meet market demands for new high-speed data services,  which will require technology evolution,  through the overlay  of a new air  interface  infrastructure  (even  1X RTT or GPRS ),  with trials scheduled by 2002 in Goiania (GSM) and Brasilia  (CDMA),  located in Area
7.

In 2001, the Company also increased its transmission capabilities by deploying numerous radio links for interconnection purposes and to connect cell sites to switches. Additionally, the Company began designing and deploying its long-haul transmission network to connect its main routes, such as the Campo Grande
-Dourados, in the State of Mato Grosso do Sul, now in operation, also expanding the Brasilia-Goiania route. A project has begun to build its connecting switches in Brasilia, Goiania, Rondonopolis, Cuiaba and Campo Grande. In 2001, the
Company commenced building an article transmission network in Goiania, Cuiaba,
Brasilia and Campo Grande.

In  addition to  increasing  network  capacity,  in 2001 the Company has greatly expanded its voice-mail and CSD- "Circuit Switched Data" platforms  (distributed across  the  different  regions),  prepaid  and Short  Message  Service  ("SMS")
platforms  (centralized  in  Brasilia),  in order  to  support  demand  for this value-added service both for TCO and NBT.

In 2001, in the SMS arena,  the Company  increased its penetration by providing, in addition to information  services  (e-celular),  Mobile  originated  services
(M.O.)  and  also  began  developing  push-pull  services  like  CHAT,  BANKING,
INFORMATION and others, expected to be operational this year.

In 2001,  the  company  activated  CSD  (Circuit  Switched  Data)  platforms  in
Rondonopolis,  Porto Velho, Rio Branco, Palmas, Macapa and Boa Vista, completing
CSD coverage for the vast  majority of its network.  Combined with the activated
WAP (Wireless Application Protocol) Gateway provided by Ericsson, customers with
WAP-capable  phones are being provided with data services to obtain  convergence
with  the   Internet.   The  service   started  with  slow  growth  due  to  the
unavailability of WAP handsets in the market, but it is now gaining force due to the increasing  availability of handsets and the new applications that are being developed.

During the year 2001, TCO deployed  infrastructure to allow prepaid customers to use roaming services, and conducted a business and a technical trial in order to evaluate the main capabilities of a WIN platform,  provided by ERICSSON. It also conducted  an RFP  (REQUEST  FOR  PROPOSAL)  to  evaluate  the  market  and  the technology available for voice-portal  platforms.  The results of these projects are now being evaluated on their technical and economic aspects.

In 2001, the Company deployed its network management system,  acquired from TTI, an Israeli company, which has supervised the network in the entire region of TCO and NBT since  August,  2001.  Items such as  performance,  number of faults and network  configuration are among the main ones being monitored by the management system.  The  management  center,  located  in  Brasilia,  is a  24-hour / 7-day operating system.

FRAUD DETECTION AND PREVENTION

The two principal  types of fraud  encountered  by the Company are  subscription fraud and cloning  fraud.  Subscription  fraud  occurs when a person,  typically using  documents  that do not belong to him and a  fictitious  address,  obtains cellular telecommunications service with no intention of paying for the service.
Such fraud can be detected  prior to the invoicing of charged  services by means of analysis of the use of the cellular line and of information on the subscriber on file with the Company and with collection agencies. However, controlling this type of fraud is made difficult by virtue of ANATEL's application of Rule 05/78, which prohibits the suspension of service prior to an account being 15 days past due. However,  service may still be suspended when the subscription is a suspect one and  fraud has been  confirmed  (by means of  specific  check-ups).  In such cases, the rules imposed by ANATEL do not prevent the discontinuance of service.
Nonetheless, subscription fraud constitutes one of the most significant problems for cellular companies in Brazil.

Cloning  fraud  consists  of  duplicating  the  cellular  signal  of a BONA FIDE subscriber,  enabling the perpetrator of the fraud to make telephone calls using the  subscriber's  signal.  The  MIN  (mobile  identification  number)  and  ESN
(equipment  serial  number) of the  subscriber  are  captured by the "cloner" by using a radio  scanner.  The cloned  calls are retired  from the billing  system before issuance of the invoice, to avoid  inconveniences to the subscriber.  The
Company's  fraud-control  section  can  detect  the  clone and  suspend  service immediately after the first cloned call. The subscriber is then informed and his invoices are scrutinized monthly. Currently,  cloning fraud is under control due to  preventative  measures  taken by the Company such as blocking  international calls (service is provided only upon request by the subscriber) and the creation of a 24-hour fraud control center consisting of 14 analysts using the Integrated
Fraud Detection and Control System ("SAF").  The SAF was implemented on July 14,
1998 and it is linked to a national  network,  allowing the detection,  analysis and control of  abnormalities  in cellular service usage that may indicate fraud throughout the national territory, almost in real time.

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
CORPORATION--CAPITAL  EXPENDITURES."  Following the Breakup,  the Company was no
longer subject to government-imposed,  capital-expenditure constraints, and this allowed for increased  investment in the Company's  cellular  telecommunications network. In the past, network congestion in the concession areas of Telebrasilia
Celular and Teleacre  Celular  limited the Company's  ability to meet demand for cellular  telecommunications  services  and  resulted in the creation of waiting lists to obtain such services.  However,  by November,  1998 congestion problems had been resolved and the Company had eliminated all its waiting lists.

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
OVERVIEW--REGULATION OF THE BRAZILIAN  TELECOMMUNICATIONS  INDUSTRY--CONCESSIONS
AND LICENSES."

    BAND B COMPETITION IN AREA 7

A license to provide  cellular  telecommunications  services in Area 7 on Band B has been granted to Americel, S.A. ("Americel"), whose shareholders include Bell
Canada  International  (BCI)  BVI-V  Ltda.  (15.4%),   Telesystem  International
Wireless  (TIW)  (Brazil),  Inc.  (16.3) and several  Brazilian  pension  funds.
Americel paid R$338.5 million for the license. Americel began to provide digital cellular  telecommunications  service based  exclusively on the TDMA standard in the Region in November,  1997.  Americel does not provide analog services in the
Region.  Americel's  rights and obligations  under its license are substantially identical  to the  Company's  rights  and  obligations  under  the  Concessions.
Americel's subscribers use dual-mode AMPS and TDMA standard handsets in order to roam in areas where digital service is not yet available.

The Company's  management  estimates that, as of December 31, 2001, Americel had approximately  23,0% of the market,  covering  mainly  state  capitals and their surrounding metropolitan areas.

The Company also competes with fixed-line  telephone service providers.  Certain of the Company's  existing and potential  subscribers  might shift to fixed-line service  providers for a number of reasons,  including  price, if enough capital were  invested  in the  fixed-line  telephone  industry  in  Area 7 to  increase fixed-line  density and improve service.  The fixed-line  service is provided in
Area 7 by Brasil-Telecom (formerly, Tele Centro Sul Celular Participacoes S.A.).

In order to  increase  competition  and  improve  service  quality,  the Federal
Government has also granted  concessions  for providing  fixed-line  services to other "mirror  companies." On September 30, 1999, the Federal Government granted a fixed-line  telecommunications  service  concession to Global Village Telecom,
S.A. ("GVT"),  to operate in the same concession area as Brasil-Telecom.  Global
Village  Telecom S.A. has  undertaken to install  650,000 fixed lines until 2002 and for this will invest  approximately  R$1 billion.  The concession  agreement includes a broad  authorization to use fixed wireless  solutions to attain rapid deployment of fixed-lines to subscribers.

    BAND A COMPETITION IN AREA 8

In Area 8, the Band B Subsidiary  competes with the  subsidiaries  of Tele Norte
Celular  Participacoes S.A., whose commercial name is Amazonia Celular and among whose shareholders are Telesystem  International Wireless (Brasil),  Inc., Banco
Opportunity S.A., and Brazilian pension funds. As of December 31, 2001, Amazonia
Celular's  subsidiaries had approximately  908.621 subscribers and a penetration rate of 5.9 subscribers per 100  inhabitants.  It provides largely AMPS service, with TDMA service  launched only in September 1999. By the end of 2001, it had a
69% market share.

    PCS COMPETITION

In November 2000, ANATEL published  regulations for the issuance of new licenses to provide wireless communication  services through new PCS technology.  New PCS licenses will compete with existing cellular carriers in each region. PCS, which is similar to digital cellular telecommunications  services, will operate at the
1.8 GHz  frequency  range.  The  regulations  divided  Brazil into three regions covering  the  same  geographic  area  as  the  concession  for  the  fixed-line telecommunication  services  and provide for three PCS licenses to be granted in each of these regions. The three licenses in each region are referred to as Band
C, Band D and Band E, respectively. ANATEL held auctions for PCS licenses during the first  quarter of 2001, in which some of these PCS licenses were awarded and plans to hold  additional  auctions  in the  future  to sell the  remaining  PCS licenses. According to the PCS regulations:

o    Each successful  bidder will receive,  in addition to an  authorization  to provide PCS service in the relevant region, an authorization to provide domestic and international long-distance services in that region;

o    Existing  cellular  service  providers,  as  well  as new  entrants  in the
Brazilian  telecommunications  market, may bid for Band C, Band D and Band E PCS licenses.  However,  fixed-line carriers and their controlling  shareholders may only bid for Band D and Band E PCS licenses;

o    A cellular or PCS carrier, or its respective controlling shareholders,  may not hold more than one license in any region.  Accordingly,  a cellular  carrier that is awarded a PCS license which results in a  geographical  overlap  between its licenses,  has two  alternatives:  (i) it may sell its stake in its existing cellular carrier within six months of executing the contract relating to the PCS license; or (ii) it may renounce the PCS license in the geographic regions where the overlap exists.

o    Current Band A and Band B cellular service  providers were given the option
of  exchanging  their  existing   concession  for  PCS  licenses.   SEE  ITEM  4
"INFORMATION  ON THE  COMPANY--BUSINESS  OVERVIEW--REGULATION  OF THE  BRAZILIAN
TELECOMMUNICATIONS INDUSTRY."

    BAND C COMPETITION

There were no  participants  in the auction for the Band C PCS licenses  held on
January 30, 2001.  ANATEL  plans to either hold a second  auction for the Band C
PCS  licenses  or to make a public  solicitation  to entice  companies  possibly interested  in some parts of the Band C  frequencies.  Should only one or two in each  region  show  interest,  ANATEL can sell  directly  to them  without a new auction.

    BAND D COMPETITION

On  February  13,  2001,  ANATEL  held an auction  for the Band D PCS  licenses.
Telecom  Italia Mobile  ("TIM"),  bid  successfully  for the Band D PCS licenses covering  two of the PCS  regions:  the  center-south  region of  Brazil,  which comprises  the  concession  areas of our  Subsidiaries,  with the  exception  of
Teleacre  Celular S.A.,  Teleron  Celular S.A. and Norte Brasil Telecom S.A, and
the Sao Paulo State region. TIM paid R$543 million for the Band D PCS license in the  center-south  region and R$997  million  for the Band D PCS  license in the
State of Sao Paulo,  representing  premiums  of 0.6% and  40.42%,  respectively, above the minimum bid price established by ANATEL.

TIM will be permitted to commence  Band D operations  in 2002  provided that the fixed-line  service  provider in each of these  regions  achieves the  operating targets  established by ANATEL by December 2001.  Tele Centro Sul  Participacoes
S.A.,  now known as Brasil  Telecom  S.A.,  is the  fixed-line  provider  in the center-south region and  Telecomunicacoes  de Sao Paulo S.A. - Telesp,  known as
Telefonica, is the fixed-line provider in the Sao Paulo State region.

Tele Norte Leste  Participacoes S.A ("Telemar"),  the primary fixed-line carrier in the remaining  region,  comprising 16 states in the north and east of Brazil, bid  successfully  for the PCS  license  covering  the region in which it offers fixed-line  telecommunications services. Telemar paid R$1.1 billion for the Band
D PCS license,  which  represents a 17.23%  premium  above the minimum bid price established  by ANATEL,  and will  provide PCS  services  using GSM  technology.
Telemar will be permitted to commence Band D operations in 2002 provided that it achieves the operating targets established by ANATEL by December 2001.

    BAND E COMPETITION

On March 13, 2001,  ANATEL held an auction for the Band E PCS licenses.  TIM was the only  bidder in the Band E PCS  auction,  acquiring a license to provide PCS services in the region comprising the 16 states in the north and east of Brazil, in which Telemar  operates as a fixed-line  provider.  There were no bidders for the Band E PCS licenses in the two other regions. TIM paid R$990 million for the
license,   which  represents  a  5.32%  premium  above  the  minimum  bid  price established  by  ANATEL.  TIM will  also be  permitted  to  commence  Band E PCS operations  in  2002  provided  that  Telemar  achieves  the  operating  targets established by ANATEL by December 2001.

ANATEL held a second auction for the Band E PCS licenses in the center-south and the Sao Paulo State regions.

    OTHER COMPETITION

Satellite  services  providing  nationwide  coverage  are  available  in Brazil.
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

There can be no assurance that the entry of new competitors will have a material adverse  effect on the  Company's  business,  financial  condition,  results  of operations or prospects. Any adverse effects on the Company's results and market share resulting from  competitive  pressures will depend on a variety of factors that cannot now be assessed  with  precision  and that are beyond the  Company's control. Among such factors are the identity of the competitors,  their business strategies  and  capabilities,  prevailing  market  conditions at the time,  the regulations  applicable to new entrants and the Company and the effectiveness of the  Company's  efforts to prepare for  increased  competition.  One or more new competitors may have technical or financial  resources greater than those of the
Company.

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

Each company  participating  in the National  Automatic  Roaming  Network pays a monthly fee equal to R$0.05 per  originated  or  terminated  call that  involves roaming.  The  Brazilian  cellular  service  providers  have also,  through CGR, entered into  international  roaming  agreements with foreign Service Providers, which permit their  subscribers  to use their  cellular  phones in Argentina and
Uruguay and subscribers of those service  providers to use their cellular phones in Brazil.

The terms of these  international  roaming  agreements  vary from  agreement  to agreement.  The  Company  also  has  a  roaming  agreement  with  Gradiente,  an international  cellular service roaming  provider,  to permit its subscribers to have roaming services in North America, Europe, Asia, Africa and Oceania.

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

    GENERAL

The  Company's  business,  including  services  provided and rates  charged,  is subject to  comprehensive  regulation under the General  Telecommunications  Law
(Federal Law no 9,472/97), Federal Law no 9,295/96, also known as the LEI MINIMA
(the "Minimum Law"),  Federal Decree no 2,056/96 that establishes  general rules
for  cellular   service  (the   "Cellular   Service   Rule")  and  a  series  of
administrative-level  regulations  enacted by the Ministry of Communications and
ANATEL,  among them ANATEL  Resolution  no 73, which sets the general  rules for
telecommunications   services.   Each  of  the  Subsidiaries  operates  under  a
Concession  that  authorizes  it to  provide  cellular  services  and sets forth certain obligations.

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

ANATEL,  through its  resolutions  235 and 254,  which were enacted in September
2000 and January  2001,  respectively,  granted the cellular  service  providers operating  under  the  Concessions  the  option  of  converting,  at  their  own discretion,  their concession agreements into PCS authorization agreements. Upon choosing such conversion,  the cellular service provider would receive, for each of the  Concessions  being  converted,  an  authorization  to  provide  cellular service,  an  authorization  to provide  domestic  long-distance  service and an authorization to provide  international  long-distance  service,  as well as the right to use an additional  10 MHz band at the 1.9GHz range to provide  cellular service. This additional radio frequency band, however,  would be charged to the service provider choosing the conversion  option.  ANATEL modified these initial rules,  and  currently  the  1.9 GHz  range  is no  longer  licensed  and  these frequencies are now reserved to 3G.

The  Company  is  currently  analyzing  whether to make the  conversion.  If the
Company  opts to convert,  the  additional  band now in the C Band 1.8 GHz would require payment of approximately R$100 million,  with ANATEL allowing payment in up to six installments. Operating under an authorization would imply the loss of the  guarantee of the terms and  conditions of the license for the 15-year term.
It would,  however,  give the Company greater discretion in running the business and relieve the Company of the obligation to revert its operating  assets to the
Brazilian government when the Concessions end.

    OBLIGATIONS OF TELECOMMUNICATIONS COMPANIES

QUALITY  OF  SERVICE,   NETWORK   COVERAGE  AND  CUSTOMER   CARE.  All  cellular
telecommunications  service  providers  are  subject to  obligations  concerning quality  of  service,  network  coverage  and  customer-care,  arising  from the
Concessions  or from  the  MEMORANDUM  OF  UNDERSTANDING  FOR  CELLULAR  SERVICE
PROVIDING SUPERVISION (the "Service Quality  Memorandum"),  entered into between the Subsidiaries and ANATEL in November 18, 1999.

Under the  Concessions,  the Company's  quality of service  obligations  require that: (i) the cellular  network be fully  operational  98% of the time; (ii) the rate of failed call  completion due to signal loss not exceed 3%; (iii) the rate at which attempted calls fail due to voice channel  congestion at peak hours not exceed  5%;  (iv) the drop rate for  connected  calls  not  exceed  3%;  (v) the cellular  network be available on first call attempts 90% of the time;  and (vi)
the number of  subscriber  complaints  per month not  exceed  5%. The  Company's
network   coverage   obligations   require  the  Company  to  provide   cellular
telecommunications services to all municipalities in the Region with populations greater than 100,000 by November 4, 1999 and to 70% of the municipalities in the
Region with populations  greater than 30,000 by November 4, 2002.  Customer-care obligations under the Concessions require activation to be effective,  depending on the district or municipality,  within: (i) 180 business days of an activation request  during  the  first  year of  operation;  (ii) 120  business  days of an activation  request during the second year of operation;  (iii) 30 business days of an activation  request  during the third year of operation;  (iv) 15 business days of an  activation  request  during the forth year of  operation;  and (v) 5 business  days of an  activation  request  during  and after  the fifth  year of operation.

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

June 2001: (i) monthly rate of general  subscriber  complaints  lower than 3.5%;
(ii)  monthly  rate  of  subscriber  complaints  about  network  coverage,  plus complaints  about the system's lack of capacity  lower than 1.5%;  (iii) monthly rate of completed calls to customer service centers, at peak hours, greater than
80%;  (iv)  monthly  rate  of  effectively-responded  subscriber  communications greater than 97%; (v) monthly rate of  subscribers  attending  customer  service facilities  and being  assisted in 10 minutes or less,  greater  than 80%;  (vi)
number of bills  with  error  complaints  per  thousand  issued,  for  one-month periods,  lower than 10; (vii) monthly rate of connected calls,  originated from
Company's  subscribers at peak hours,  greater than 57%;  (viii) monthly rate of calls  connected in less than 15 seconds during peak hours greater that 85%; and
(ix) monthly rate of dropped  calls at peak hours  smaller than 3%. All cellular service  providers must submit monthly  reports  regarding such rates to ANATEL.
Whenever  under-performance is unjustified and best efforts to avoid the failure are not proven,  ANATEL can audit the respective  cellular service provider.  If auditing  results  point to  complete  disregard  by the  concessionaire  of its obligations to provide  quality and continuous  cellular  service,  such service provider may suffer intervention by ANATEL and possible license revocation.  The
Subsidiaries have met all monthly targets so far.

INTERCONNECTION.  All providers of  telecommunications  services are required to
provide   interconnection  upon  request  to  any  party  that  provides  public telecommunications  services. The terms and conditions of interconnection are to be freely  negotiated  between  parties,  subject to a price cap  established by
ANATEL. If a company offers any party an interconnection  tariff below the price
cap,   it  must  offer  that  tariff  to  any  other   requesting   party  on  a
nondiscriminatory basis.

ANATEL has stated that for the time being it does not expect to require  network service  providers to permit  co-location  of equipment  but  Resolution  274 of
September, 5, 2001 regulates the co-location of infra-structure among power, oil and telecom companies.  CO-LOCATION means that a network carrier permits another party to place its  switching  equipment  in or near the local  exchange  of the network carrier, and to connect to the network at this location.  Co-location is currently a matter for negotiation between interested parties.

ANATEL  does not  currently  require  network  carriers  to  "unbundle"  network elements and services,  although  ANATEL has announced plans to review the issue on a regular  basis and may require  unbundling  in the future.  In an unbundled regime,  each network  carrier is required to provide a detailed list of network services and elements  which may be purchased  separately by a party  requesting interconnection.

Although  in general the Company  has  already  reached  and even  exceeded  the targets  announced by ANATEL  described above, it still practices the continuous improvement  policy applied to the Quality of Service (QoS), which is the reason for its international standard of performance, as shown in the table below:

3.5 QUALITY INDICATORS
================================================================================
      MONTHLY QUALITY INDICATORS                                  TCO
(COLLECTED AT PEAK HOURS)                     ----------------------------------
                                                FEB/02     MAR/02   VARIATION %
--------------------------------------------------------------------------------
PVMC 1 - Rate of Subscriber Complaints (L)        0.62       0.64        3%
--------------------------------------------------------------------------------
PVMC 2 - Rate of subscriber complaints            0.15       0.18       17%
about network coverage plus system's
lack of capacity per 1,000 lines in
service (L)
--------------------------------------------------------------------------------
PVMC 3 - Rate of completed calls to              97.86      97.48        0%
customer-service centers (H)
--------------------------------------------------------------------------------
PVMC 4 - Rate of effectively-responded          100.00      99.97        0%
subscriber communications (H)
--------------------------------------------------------------------------------
PVMC 5 - Rate of subscribers attending           89.61      92.59        3%
customer-service facilities (H)
--------------------------------------------------------------------------------
PVMC 6 - Rate of bills with error                 3.43       3.08      -11%
complaints per 1,000 issued (L)
--------------------------------------------------------------------------------
PVMC 7 - Rate of originated calls,               59.32      58.86       -1%
connected (H)
--------------------------------------------------------------------------------
PVMC 8 - Rate of calls connected in less         96.18      96.02        0%
than 15 seconds (H)
--------------------------------------------------------------------------------
PVMC 9 - Rate of dropped calls (L)                1.52       1.58        4%
================================================================================
(H)  The higher, the better.
(L)  The lower, the better.

    RATE REGULATION

The Concessions  provide for a price cap mechanism to set and adjust rates on an annual  basis.  The cap is a  maximum  weighted  average  price  for a basket of services.  The basket includes the services in the Basic Service Plan, including monthly subscription fees, VC1 charges, VC2 charges, VC3 charges,  DSL1 charges,
DSL2 charges,  and AD charges,  as well as  interconnection  charges,  including network-usage  fees and charges to provide a physical  connection to the network
(INTERCONNECTION).

The initial  price cap agreed upon by ANATEL and the Company in the  Concessions is based on  previously-existing  tariffs,  which  were  developed  based on the fully-allocated  costs of the Company.  The initial  price cap is adjusted on an annual  basis  under a formula  set forth in the  Concessions.  The price cap is adjusted to reflect the rate of inflation as measured by the IGP-DI.

The weighted average tariff for the entire basket of services may not exceed the price cap,  but the tariffs  for  individual  services  within the basket may be increased.  The Company may increase the tariff for any individual service by up to 20%, over the rate of inflation measured by the variation of IGP-DI,  subject to a downward  adjustment for inflation  effects already  captured in the annual upward  adjustments  of the  overall  price  cap for the  basket,  as long as it adjusts other prices  downward to ensure that the weighted  average  tariff does not exceed the price cap.

Other  telecommunications  companies  wishing to  interconnect  with and use the
Company's  network must pay certain  fees,  primarily a  network-usage  fee. The network-usage  fee is a flat fee charged per minute of use which  represents  an average charge for a basket of network elements and services.  The network-usage fee charged by Band A Service Providers is subject to a price cap set by ANATEL.
The price cap for the network-usage fee varies from company to company, based on the underlying cost  characteristics of each company's network.  For a breakdown of the Company's  past network usage  charges,  SEE ITEM 4  "INFORMATION  ON THE
COMPANY--BUSINESS OVERVIEW--SOURCES OF REVENUE--NETWORK USAGE CHARGES."

    ANCILLARY SERVICES, VALUE-ADDED SERVICES AND INTERNET REGULATION

Under the recently-amended Norm 23/96, cellular service providers are authorized to provide  ancillary  services to  subscribers  in connection  with one or more service plans. The Company  currently  offers its  TDMA-capable  subscribers the following  value-added  services:  (i) caller  identification;  (ii) voice mail;
(iii) call forwarding;  (iv) call waiting;  (v) SMS; (vi) CSD; and (vii) WAP. On
June 15, 2000, ANATEL issued Resolution 226, amending Norm 23/96. Resolution 226 requires  all  cellular  service  providers  to offer  voicemail  service in all service  plans,  defines  strict rules for billing  air-time in connection  with voicemail  usage and authorizes the service  providers to provide and charge for
SMS in connection with one or more service plans. Before Resolution 226, SMS was provided only under test  permission  and could not be charged.  Resolution  226 also requires  cellular service  providers to provide  subscribers with detailed billing, which was formerly considered ancillary and charged for separately.  It also modifies  billing  criteria for short repetitive calls (3 to 30 seconds) of the same origin and destination,  provided that the delay between calls does not exceed 120 seconds.

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
Telecommunications  service  providers  are also  allowed to render  value-added services  through their own network.  Internet access is considered by Brazilian legislation as a value-added service, and its providers are not considered to be telecommunication companies. Current regulations allow the Company and every any other  interested  party to  offer  Internet  connection  services  through  the
Company's  network.  While setting consumer pricing for its Internet  connection services,  the Company must consider the costs charged to third parties offering similar services for usage of the Company's network. ANATEL is expected to issue specific  regulations in the near future regarding the use of cellular  networks to provide Internet-connection services.

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

Fernando  Henrique  Cardoso,  who  was  Finance  Minister  at  the  time  of the implementation  of the REAL Plan,  was elected  President  of Brazil in October,

1994 and in October,  1998 he was reelected for an  additional  four-year  term, which began in January 1999.  President  Cardoso is the leader of a coalition of six political  parties that represents a majority in the federal  Congress.  His party, the Brazilian Social Democratic Party,  holds the third largest number of seats in the coalition.

During the first semester of 2001, the legislative  branch of the government was involved in a series of situations  linked to corruption  and there were reports of  rivalries  among key partisan  leaders in the Senate.  The election of a new
President of the Senate,  followed by the accusation of senators,  including the former  President  of the Senate,  of  wrongfully  disclosing  the contents of a secret voting list, dominated the political arena the during the first months of
2001.

BRAZILIAN ECONOMIC ENVIRONMENT

The Company's business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil, and in particular on (i)
economic growth and its impact on demand for telecommunications  services,  (ii)
the  cost and  availability  of  financing  and  (iii)  exchange  rates  between
Brazilian and foreign currencies.

For many  years  before  the  introduction  of the REAL Plan in late  1993,  the
Brazilian economy was extremely volatile.  The Federal Government  implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable,  non-inflationary  growth. Changes in monetary,  credit, tariff and other policies were frequent and occasionally drastic. In particular, actions to control  inflation,  interest  rates  and  consumption  included  freezing  bank accounts,  imposing capital controls,  introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not
infrequently  had  a  material   adverse  effect  on  the  Company's   business,
operations, financial condition and results of operations.

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
Notwithstanding  the  success  of  the  REAL  Plan  in  lowering  inflation  and stabilizing  the  Brazilian  economy,  the REAL  Plan  has also led to  economic slowdown  and to a rise in  unemployment  in most  regions  and  sectors  of the economy.

After the  devaluation  of the REAL in 1999 and a period of  adjustment to a new regime of  free-floating  exchange rates,  the Brazilian  economy  returned to a growth  path in the year  2000.  GDP grew  4.5% in 2000 and  4.36% by the end of
2001.  GDP was  affected  by Brazil's  electric  energy  crisis,  the decline in international  markets  and  economic  crises in  emerging  markets,  especially
Argentina. Brazil's current accounts deficit remained at approximately 4% of GDP in 2001.

Foreign  direct  investment net inflows stood at US$30 billion by year-end 1999,
US$33 billion by year-end 2000, and US$22 billion by year-end 2001.

Brazilian  internal  interest rates have added momentum to the economic  growth.
Shortly after the January 1999 devaluation of the REAL, the Selic rate peaked at
44.99% in March,  1999 while the  monetary  authorities  struggled  to hold down inflationary  pressure  and the  outflow  of  investment  from the  country.  By year-end  1999,  the Selic  rate was down to 19.03%  and closed the year 2000 at
15.75%.  On June 3, 2001,  the Selic rate was 17.98% and closed the year 2001 at
19.05%.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES

The  Brazilian   securities  markets  are  influenced  by  economic  and  market conditions in other emerging market countries.  Although economic conditions are different  in each  country,  developments  in one country can have an effect on investors' perceptions of the risks of investing in the securities of issuers in other countries,  including  Brazil.  From 1998 through 2001, the  international financial  markets have  experienced  significant  volatility,  with significant adverse  effects on demand for and prices of  securities of issuers in virtually all emerging markets, including Brazil.

The current  volatility  in the  securities  markets in Latin  America and other emerging market countries has been attributed,  at least in part, to the effects of the Asian  and the  Russian  economic  crises of  1997-98  and to the  recent increase in interest rates in  industrialized  countries,  especially the United
States. More recently, Argentina announced in 2001 that it would not service its public sector debt and abandoned its decade-old fixed dollar-peso exchange rate, creating a floating  exchange  rate  regime in  January,  2002.  In  addition to affecting  both the revenue and  profitability  of  Brazilian  companies  having significant  ties with  Argentina,  the  Argentinean  crisis may also affect the
perception   of  risk  in  Brazil  by  foreign   investors.   SEE  ITEM  3  "KEY
INFORMATION--RISK  FACTORS--FACTORS  RELATING TO  BRAZIL-OTHER  EMERGING  MARKET
RISK."

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

                                                     YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                               1998    1999     2000       2001
                                              ------  ------   ------    -------
                                                         (PERCENTAGES)
Inflation (IGP-M)..........................    1.8     20.1     9.95      10.38
Devaluation (Brazilian currency vs. US$)...    8.3     48.0     9.3       18.67

Under the REAL Plan, the rate of Brazilian inflation has decreased  considerably since  July,  1994.  The  exchange  rate  between  the real and the U.S.  dollar
remained   relatively  stable  from  mid-1994  to  year-end  1998,  but  extreme volatility  returned in 1999.  The exchange rate then reached a more stable pace in 2000 and  remained  stable  until  recently,  when  the  economic  crisis  in
Argentina, as well as internal political factors,  contributed to an increase in interest  rates.  During the year  2001,  inflation  amounted  to 10.38% and the devaluation of the REAL against the U.S.  dollar was 18.67%,  as measured by the
IGP-M, showing an increase in value.  Inflation has peaked at 11.19% in 2002, as measured by the IGP-M.

Inflation and devaluation have potential adverse  consequences for the Company's business,  prospects,  financial  condition  and  results of  operations.  These factors introduce  distortions into the Company's financial  statements and make period-to-period  comparisons difficult and unreliable.  Differences between the relative  rate of  Brazilian  inflation  as  compared  to the rates of  Brazil's trading partners, on the one hand, and the rate of currency devaluation,  on the other, may lead to balance-sheet  losses for the Company on its foreign-currency denominated  liabilities  (only regarding  foreign  currency  debts,  not hedged debts).  Inflation  puts  pressure on the  Company's  rates and invites  Federal
Government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

There can be no assurance that  Brazilian  inflation will remain at modest rates or,  if  there  is an  increase  in  inflation,  that  the  Company's  business, prospects,  financial  condition and results of operations will not be adversely affected.

ORGANIZATIONAL STRUCTURE

THE HOLDING COMPANY AND ITS OPERATING SUBSIDIARIES

The following table sets forth the  contribution  made by each Subsidiary to the
Company's net operating  revenues for the year ending  December 31, 2001 and the
Holding Company's shareholding in each Subsidiary at December 31, 2001.

                               CONTRIBUTION TO
                                CONSOLIDATED
                                  RESULTS         HOLDING COMPANY OWNERSHIP
                               ---------------  ----------------------------
                                  % OF NET
                                 OPERATING      % OF SHARE     % OF VOTING
 SUBSIDIARY                      REVENUES         CAPITAL         STOCK
-------------                  ---------------  -----------   --------------
 Telebrasilia.........            29.75%           88.25          90.95
 Telegoias............            22.24%           96.74          98.44
 Telemat..............            13.50%           97.49          99.45
 Telems...............            11.42%           98.39          99.58

 Teleron..............             3.87%           97.12          98.13
 Teleacre.............             2.05%           98.31          99.96
 NBT..................            17.22%           98.33          95.00

Substantially  all  the  Holding  Company's  assets  consist  of  shares  in the
Subsidiaries.  The Holding  Company relies almost  exclusively on dividends from the Subsidiaries to meet its needs for cash,  including cash to pay dividends to
its   shareholders.   SEE  ITEM  5   "OPERATING   AND   FINANCIAL   REVIEW   AND
PROSPECTS--LIQUIDITY AND CAPITAL RESOURCES."

On October 19, 1998 Tele Centro Oeste/Inepar, a consortium comprising (i) Inepar
S.A.  Industria e  Construcoes  (50%) and (ii) the Holding  Company  (50%),  was
awarded a license to provide cellular  telecommunications services in Area 8. On
May 21, 1999, the Company acquired 45% of the shares of Tele Centro Oeste/Inepar from Inepar,  increasing  its holding in the  consortium to 95%. Upon  acquiring control,  the Company  renamed Tele Centro  Oeste/Inepar  "Norte Brasil  Telecom
S.A." and registered it as a non-publicly held company.  On October 7, 1999, NBT began providing Band B digital cellular  telecommunications service in Area 8 in
competition   with  Tele  Norte  Celular   Participacoes   S.A.  Area  8  covers
approximately 41% of the territory and 9% of the total population of Brazil.

On April 26, 2002,  Tele Centro Oeste Celular  Participaoes  S.A. held a General
Extraordinary   Shareholders   Meeting  in  which  it  approved  the  merger  of
Telebrasilia  into the Company and the consequent  transfer of the concession to explore mobile cellular services previously held by Telebrasilia.

PROPERTY, PLANTS AND EQUIPMENT

The Company's  principal  physical  assets  consist of  transmission  equipment, switching  equipment and  base-stations.  The Company's  properties  are located throughout  the Region.  The Company  owns its  headquarters  in  Brasilia.  The
Company also leases office space in Brasilia  (approximately 267 square meters),
Campo Grande  (approximately  1,500 square meters),  Cuiaba  (approximately  465
square  meters),   Goiania   (approximately  810  square  meters),  Porto  Velho
(approximately 650 square meters), Rio Branco (approximately 220 square meters),
Amapa  (approximately  78 square  meters),  Amazonas  (approximately  847 square meters),  Maranhao  (approximately 885 square meters),  Para  (approximately 453 square meters) and Roraima (approximately 105 square meters).

The Company  also leases  sites where its  cellular  telecommunications  network equipment is  installed.  As of December  31, 2001,  the Company had 22 cellular switches and 787  base-stations in the Region,  of which  approximately 30% were located on land owned by the Company and the  remainder of which were located on land leased by the Company. Most of these leases do not expire prior to 2003. In addition, the Company leases two retail stores in the Region.

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

EFFECTS OF CHANGES IN PRESENTATION OF FINANCIAL STATEMENTS IN 1999, 2000 AND
2001

There are three significant differences in presentation between the Consolidated
Financial  Statements  of the Company for 1999,  2000,  and 2001.  Each of these differences should be taken into account when comparing financial conditions and results of operations for that period.

FULLY SEPARATE  OPERATIONS OF THE  SUBSIDIARIES.  The Band A  Subsidiaries  were created effective January 5, 1998, by splitting up the Predecessor  Companies to separate their cellular operations from their fixed-line operations.  The Band B
Subsidiary  was created in May 1999. For 1999,  2000 and 2001, the  Consolidated
Financial  Statements  reflect  the  operations  of the  Subsidiaries  as  fully independent companies.

INDEXATION FOR INFLATION.  The Consolidated Financial Statements are prepared on a  fully-indexed  basis to  recognize  the effects of changes in the  purchasing power of the  Brazilian  currency  during the periods  presented.  No indexation adjustments  were applied  during the year ended December 31, 1998 on account of the insignificant  level of inflation during that year.  However,  the financial statements as of December 31, 1998 and for the years then ended,  as well as the fully indexed  financial  statements for all previous  periods and for the years ended  December 31, 1999 and 2000,  have been restated into currency of December
31,  2000  purchasing  power.  SEE ITEM 3 "KEY  INFORMATION--SELECTED  FINANCIAL

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

In 2001,  IBRACON (the  Brazilian  Institute of Independent  Auditors)  issued a publication  stating that financial  statements would not have to be indexed for
2001 as the three-year cumulative inflation rate in Brazil fell below 100%.

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
OVERVIEW--COMPETITION."

FOREIGN EXCHANGE AND INTEREST-RATE EXPOSURE

The Company's  financial  condition and revenues and expenses may be affected by changes in foreign currency exchange rates (primarily the U.S. dollar/REAL rate)
and market  rates of  interest  (primarily  the London  Interbank  Offered  Rate
("LIBOR").

The principal foreign exchange risk faced by the Company arises from its foreign currency liabilities.  As of December 31, 2001, the Company had R$307.68 million of indebtedness  denominated in U.S. dollars.  In order to reduce this risk, the
Company has entered  into  hedge-type  contracts  (swaps to CDI) with  financial
institutions.   At  December,   31,  2001,  part  of  the  Company's   financial
indebtedness  was denominated in U.S.  Dollars,  when  approximately  87% of the
Company's  indebtedness in foreign  currency was covered by active  positions of hedge-operations.  The hedge  transactions  were  realized in order to partially cover future maturity dates of the debts denominated in U.S. Dollars, indexed at fixed or variable  interest rates. The profits or losses of these operations are registered in the Company's statement of results.

R$61.6  million  of  litigation  contingency  funds  related  to  loans  wrongly allocated to the Company at the time of the spin-off of TELEBRAS. The balance of this amount  arose when,  under  certain  agreed  procedures  for the Breakup of
TELEBRAS,  certain loans (the "TELEBRAS  Loans") were to have been spun off from the TELEBRAS  system  through (i) the  assignment  of the  obligation to pay the
TELEBRAS  Loans and (ii) the  assignment of the right to receive such  payments.
Although  the  obligation  to pay  the  TELEBRAS  Loans  was  duly  assigned  to
Telebrasilia and Telegoias,  the right to receive such payments was not assigned to the Holding  Company.  In light of this departure from the agreed  procedures for  assigning  the  right to  receive  payments  under  the  TELEBRAS  Loans in connection  with the  Breakup of  TELEBRAS,  payment of the  TELEBRAS  Loans was suspended  immediately  upon the change of control of the Holding  Company.  The
Company's management determined that as of January 1999 the TELEBRAS Loans would for all purposes be treated as REAL-denominated  liabilities bearing interest at a rate  equal to the  IGP-M  plus 6%.  Payment  of the  TELEBRAS  Loans  has not resumed,  and  steps  are  being  taken to  resolve  the  situation.  SEE ITEM 8
"FINANCIAL    INFORMATION--CONSOLIDATED    STATEMENTS   AND   OTHER    FINANCIAL
INFORMATION--LEGAL PROCEEDINGS--LITIGATION RELATED TO TELEBRAS LOANS."

The  Company's  revenues  are earned  entirely in REAIS,  and the Company has no dollar-denominated  assets.  The  Company  has hedged 87% of its debt in foreign currency  exposure  existing  as of  December  31,  2001.  Thus,  if despite the determination  of  management  to treat the TELEBRAS  Loans as  real-denominated liabilities,  the Company  becomes  obligated  to service and repay the TELEBRAS
Loans as U.S.  dollar  obligations,  the Company  will  continue to have foreign exchange risk in respect of the TELEBRAS Loans. Devaluations of the REAL results in exchange loss on foreign currency indebtedness.  Therefore,  decreases in the value of the REAL relative to the dollar could have a material adverse effect on the Company.

The  Company  is  exposed  to  interest-rate   risk  as  a  consequence  of  its
floating-rate debt, and limited,  floating-rate  interest-earning  assets. As of
December 31,  2001,  the Company had R$209.3  million in loans and  financing in
Brazilian  currency  indexed at different  floating  rates,  R$280.7  million in financial investments,  R$362.3 million in other investments in securities based on the CDI  variation  (Explanatory  Note 25a) plus R$61.6  million in loans and financing denominated in foreign currency (Libor,  renegotiated  biannually) and
R$27.4 million in hedge funds for these  operations,  invested at fixed interest rates and added monthly variations.

Substantially all of the Company's interest-bearing  liabilities,  including the
TELEBRAS  contingency,  bear  interest at floating  rates.  The  decision of the
Company's management to treat the TELEBRAS Loans as real-denominated obligations does not change their character as floating-rate interest obligations,  although the base rate of  interest  on the loans is now being  treated by the Company as
IGP-M rather than LIBOR.  The Company has not entered into derivative  contracts or made other  arrangements  to hedge  against  this risk.  Accordingly,  should market interest rates (principally IGP-M or, if the Company becomes obligated to service and repay the TELEBRAS Loans as U.S.  dollar  obligations,  LIBOR) rise, the Company's financing expenses will increase.

In December, 2001, NBT signed a new contract with the National Bank for Economic and Social Development (BANCO NACIONAL DE DESENVOLVIMENTO  ECONOMICO E SOCIAL or
"BNDES").  The transaction  amount  corresponded to R$167.6 million with payment becoming due after a period of six years.  The  principal  amortization  will be paid monthly after a 12-month grace period. Amortization of the interest will be paid quarterly during the grace period of the principal and monthly  thereafter.
The charges  derived from the operation for R$16.8 million  (called "Sub Credito
B") were based on the UNIDADE  MONETARIA  DO BANCO  NACIONAL DE  DESENVOLVIMENTO
ECONOMICO E SOCIAL  (UMBNDES),  which is the weighted  averaged cost of all fees and  expenses  incurred  by  BNDES  when  obtaining  foreign  currency  capital, published by the Brazilian  Central Bank, plus a 2.5% annual margin of BNDES and a 1.0% annual  risk  remuneration  to the  financial  institutions.  The charges derived from the transaction for the R$150.8 million (called Sub Credito A) were based on the "TJLP" (Federal  Government  Long-term  Interest Rate) published by the Brazilian Central Bank, plus a 2.5% annual margin of BNDES and a 1.0% annual risk  remuneration  to the  financial  institutions.  The  contract  with  BNDES includes certain  restrictive  covenants.  As of March 31, 2002, the Company did not have difficulty complying with these covenants.

OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

The following  table sets forth certain  components of the Company's  income for each of the years in the three-year period ended December 31, 2001.

                                          YEAR ENDED DECEMBER 31,    %CHANGE
                                          -----------------------    -------
                                        1999    2000     2001     1999-    2000-
                                        ----    ----     ----     2000     2001
                                                                  ----     ----
                                         (MILLIONS OF REAIS) (1)
Net operating revenue..............    666.7   930.6   1.248.1    39.6     34.1
Cost of services...................    326.5   532.2     663.2    63.0     24.6
Gross profit ......................    340.1   398.5     585.0    17.2     46.8
Operating expenses:
Cost of Sales......................    118.6   126.2     195.0     6.4     54.5
General and administrative expenses     64.5    78.4     110.3    21.6     40.7
Other net operating income              14.0     9.6       4.5   (31.4)   (53.1)
      (expense)....................
Total                                  197.2   214.2     309.8     8.6     44.6
Operating income before interest...    143.0   184.3     275.1    28.9     49.3
Net interest expense...............     47.6    30.1      43.5   (36.8)    44.5
Operating income ..................     95.4   154.2     231.7    61.6     50.3
Net non-operating expense..........      6.1    19.5      25.7   219.7     31.8
Employees' profit share............      1.9     1.9       2.3     0.0     21.1

                                          YEAR ENDED DECEMBER 31,    %CHANGE
                                          -----------------------    -------
                                        1999    2000     2001     1999-    2000-
                                        ----    ----     ----     2000     2001
                                                                  ----     ----
                                         (MILLIONS OF REAIS) (1)

Income before taxes and minority        87.4   132.8     203.7    51.9     53.4
  interests........................
Income tax and social contribution.     29.9    40.2      56.5    34.5     40.5
Minority interests.................     11.5    20.0      13.9    73.9    (30.5)
Reversal of interest on own capital    (53.5) (31.0)    (45.3)   (42.1)    46.1
Net income.........................     99.6   103.6     178.6     4.0     72.4

---------------
(1)  Information is presented in constant REAIS of December 31, 2000 and nominal
     REAIS of December 31, 2001. Columns may not add due to rounding.

    OPERATING REVENUES

The Company  generates  operating  revenue from (i) activation  fees,  which are one-time  sign-up charges paid to obtain cellular  service,  (ii) usage charges, which include  measured  service charges based on tenths of a minute of outgoing calls and roaming and other similar charges, (iii) monthly subscription charges,
(iv)  network  usage  charges,  which are the amounts  charged by the Company to other  cellular  and  fixed-line  telephone  service  providers  for  use of the
Company's network by such service  providers'  customers (E.G., when one of such customers  calls one of the  Company's  subscribers),  (v) sales of handsets and prepaid cards, and (vi) other services and charges, which primarily include fees arising from the transfer of cellular service from one user to another, and fees paid by subscribers  for  supplemental  services such as call  forwarding,  call waiting  and call  blocking.  In 1999,  the  Company  began to sell  handsets in connection with the provision of prepaid cellular  telecommunications  services.
SEE  ITEM  4  "INFORMATION  ON  THE   COMPANY--BUSINESS   OVERVIEW--SOURCES   OF
REVENUE--SUBSCRIBER RATES."

Prior to  privatization,  the  Company's  capital  expenditures  were  part of a system-wide  planning  and  allocation  of  capital  expenditures  conducted  by
TELEBRAS,  which were  subject to  approval  by the  Federal  Government.  These constraints  on capital  expenditures  prevented the Company from making certain investments  that  otherwise  would have been made in order to improve  cellular telecommunications  service in the Region.  Since the privatization of TELEBRAS, these  restrictions have been lifted. The Company can now design its own capital expenditure  budget,  subject to its  obligations  under the Concessions to meet
certain  network  coverage  and  quality  of  service  standards.   SEE  ITEM  4
"INFORMATION  ON THE  COMPANY--BUSINESS  OVERVIEW--REGULATION  OF THE  BRAZILIAN
TELECOMMUNICATIONS INDUSTRY--OBLIGATIONS OF TELECOMMUNICATIONS COMPANIES."

The Company's  capital  expenditure  priorities  include  increasing its network capacity, improving its overall quality and increasing the level of digitization of the Company's network.

    DETAILS OF COMPANY REVENUE

                                        YEAR ENDED DECEMBER 31,      %CHANGE
                                        -----------------------      -------
                                       1999      2000     2001     1999-   2000-
                                       ----      ----     ----     2000    2001
                                                                   ----    ----
                                         (MILLIONS OF REAIS) (1)
Gross Operating Revenue:
  Usage charges....................   369.2     349.9     530.2    (5.2)   51.5
  Monthly subscription charges.....   211.4     194.4     121.5    (8.0)   37.5)
  Network usage charges............   197.1     334.5     526.8    69.7    57.5
  Activation fees..................     4.1         -         -     n.m.      -
  Resale of handsets and prepaid       58.6     274.8     386.7    68.9    40.7
cards..............................
  Others...........................    14.9      11.2       8.3    24.8)   25.9)
                                      ---------------------------
  Gross operating revenue..........   855.3   1,164.9   1,573.4    36.2     35.1
  Value-added and other indirect     (188.7)   (234.2)   (325.3)   24.1     38.9
taxes .............................
Net Operating Revenue..............   666.7     930.6   1,248.1    39.6     34.1
                                      ===========================

---------------
(1)  Information is presented in constant REAIS of December 31, 2000 and nominal
     REAIS of December 31,  2001.  SEE NOTE 2(B) TO THE  CONSOLIDATED  FINANCIAL
     STATEMENTS. Columns may not add due to rounding.

Net operating  revenues increased by 39.6% in 2000 and 34.1% in 2001. The growth in revenues over this three-year period was driven mainly by increases in demand for cellular  services.  The average number of  subscribers  increased by 94.8%, from  621,043 in 1999 to 1,209,854  subscribers  in 2000.  In 2001,  the average number of subscribers increased to 2,053,477, or by 69.7%, compared to 2000. The growth in revenues in 1999 was due in part to a reduction  in  activation  fees, and in some cases to their  elimination,  which in turn not only facilitated new entries but also increased the subscriber-base and generated additional revenue.
The introduction of new services such as prepaid service,  and revenue generated by roaming  fees,  also  contributed  to the  increased  revenue.  In 2000,  the significant  increase in number of customers was due to the  performance of NBT, which reached almost 257,000 subscribers by December 31, and to the launching of alternative post-paid plans and new services,  such as voice mail, short message and WAP (Wireless Application Protocol). In 2001, the 34.1% increase in revenues compared  to  2000  was  due to the  increased  traffic  caused  by the  greater access-base.  TCO closed the year 2001 with 716,022 new subscribers  compared to
2000, totaling 2,428,206 accesses at December 31, 2001, of which 416,760 were in
Area 8 and 2,011,446 in Area 7.

USAGE  CHARGES.  Revenues from usage charges  decreased by 5.2% between 1999 and
2000 and rose by 51.5%  between 2000 and 2001.  In 2000,  the reduction of usage revenues  was caused by a 4.4%  reduction  in the  average  number of  post-paid subscribers.  The 2001  increase  was due to 20%  growth in the  post-paid  base compared to the year 2000, due to the launching of the ESSENCIAL plans.

MONTHLY  SUBSCRIPTION  CHARGES.  Revenues  from  monthly  subscription  payments decreased  by 8.0% between  1999 and 2000 and 37.5%  between 2000 and 2001.  The decrease in revenues in 2000 was due mainly to a 4.4%  reduction  in the average number of contract customers,  and in 2001 it resulted from the launching of the
ESSENCIAL plans, the monthly  deductible  values (minimum  consumption) of which are accounted as usage revenue.

NETWORK USAGE  CHARGES.  Revenues from network usage charges  increased by 69.7%
between 1999 and 2000,  and 57.5%  between 2000 and 2001.  The increase in these periods reflected the growth in the total number of subscribers, which led to an increased  volume  of calls  to  Company  subscribers  originating  outside  the
Company's network.

ACTIVATION FEES. The fall in the revenues from activation fees was caused by the fact that the  Subsidiary  companies  maintained  their  strategy to widen their subscriber base by means of providing discounts and even exemptions from payment of activation fees. The activation fees were entirely suspended in 2000.

RESALE OF  HANDSETS  AND PREPAID  CARDS.  Revenues  from resale of handsets  and prepaid cards grew by 368.9% between 1999 and 2000 and by 40.7% between 2000 and
2001. The increase in these periods were caused by the growth in the access-base of  Company's  pre-paid  subscribers,  which  went  up from  286,844  in 1999 to
1,115,962 in 2000 and to 1,716,398 in 2001.

OTHERS. Revenues from other services,  which mainly include fees earned from the transfer of cellular telephone service from one user to another and supplemental services such as call forwarding,  call waiting and call blocking,  decreased by
24.8% between 1999 and 2000 and by 25.9% between 2000 and 2001. The gradual fall was due to the  launching of  alternative  ESSENCIAL  plans,  whose  deductibles include additional services.

TAXES ON GROSS  REVENUES.  The most  significant  taxes assessed on revenues are
ICMS, PIS and COFINS.  The ICMS rate in each state in the Region is 25%,  except in the State of Acre, where the rate for domestic telecommunications services is
17% for  intrastate  calls and 13% for  interstate  calls,  in the State of Mato
Grosso,  where,  in January  1999 the ICMS rate was raised from 25% to 30%.  The state of Para also  raised its ICMS rate from 25% to 30% in January,  2001,  and the same took place in the state of Goias,  which  raised its ICMS rate from 25%
to 26% in the same month. The rate on sales of prepaid cellular  handsets in the
Region is 17%,  except in Goias  where it is 7%. PIS and COFINS are imposed at a combined rate of 3.65% of gross operating revenues.  Nonetheless, PIS and COFINS are calculated  based on the total revenue of the Company,  including  financial revenue.  The amount of value-added  and other  indirect taxes  collected by the
Company represented 22.1% in 1999, 20.1% in 2000 and 20.7% in 2001. In 2001, the
Federal  Government  instituted two new taxes  applicable on  telecommunications
services   revenues:   the  FUST  -  Fundo  de  Universalizacao  do  Servico  de
Telecomunicacoes and the FUNTTEL - Fundo para o Desenvolvimento  Tecnologico das
Telecomunicacoes.  Both the FUST and the FUNTTEL are  calculated by applying the
1.5% rate on the revenue generated by telecommunication services. The variations reflect  increases in the Company's gross operating  revenue during each period, as well as changes  in rates and the basis for  calculating  the  aforementioned taxes.

    COST OF SERVICES

                                        YEAR ENDED DECEMBER 31,      %CHANGE
                                        -----------------------      -------
                                       1999      2000     2001     1999-   2000-
                                       ----      ----     ----     2000    2001
                                                                   ----    ----
                                         (MILLIONS OF REAIS) (1)
Cost of services:
Depreciation....................      120.2     142.8    160.9     18.8    12.7
Personnel.......................        9.0      11.3     11.6     25.6     2.7
Third-party materials and              78.9      95.8    126.0     21.4    31.5
services........................
Fixed-line network expenses.....       28.0      26.9     37.7     (3.9)   40.1
Fistel tax......................       30.1      51.6     53.2     71.4     3.1
Cost of sales...................       50.9     194.0    273.3    281.1    40.9
Others..........................        9.4       9.8      0.5      4.2   (94.9)
                                      ---------------------------
Total...........................      326.5     532.2    663.2     63.0    24.6
                                      ===========================

---------------
(1)  Information is presented in constant REAIS of December 31, 2000 and nominal reais of December 31,  2001.  SEE NOTE 2(B) TO THE  CONSOLIDATED  FINANCIAL
     STATEMENTS. Columns may not add due to rounding.

Cost of services  increased by 63.0%  between 1999 and 2000 and by 24.6% in 2001 compared to previous years.  The increase in 2000 and 2001 resulted  principally from an increase in depreciation and  amortization  costs relative to the growth of the  Company's  network,  and in costs  associated  with the  acquisition  of handsets,  as well in the costs of supplies  and  third-party  services  and the costs of interconnection with the fixed-telephoning network.

DEPRECIATION. Depreciation increased by 18.8% between 1999 and 2000 and by 12.7%
between  2000 and 2001.  The  increase in 2000  reflects  the  expansion  of the
Company's network.

THIRD-PARTY  SUPPLIES  AND  SERVICES.  Supplies and  services  include  costs of
materials  and  services   received  from  third  parties,   including   network
usage-charges paid to other cellular  telecommunications  service providers,  to fixed-line  companies and to EMBRATEL for the  completion  on their  networks of calls  originated by the Company's  customers.  Materials and services  expenses increased by 21.4%  between 1999 and 2000 and 31.5%  between 2000 and 2001.  The increase in 1999 and 2000  principally  reflected the growth of subscriber base, especially  with  prepaid  services,  causing an increase in the volume of calls subject to network usage  charges  payable to other  telecommunications  service providers.

COST OF SALES.  With the  introduction of prepaid  cellular service on May 1999, the Company began to purchase cellular handsets to resell to its customers.  The increase  in the cost of sales  also  reflected  the  impact  of the  growth  in subsidies, which went up from R$28,721 thousand in 2000 to R$72,956 in 2001. The cost of sales was R$194 million in 2000 and R$273.3 million in 2001.

FIXED-LINE  NETWORK  EXPENSES.   Fixed-line  network  expenses  represent  lease
payments to the Predecessor Companies for use of interconnecting  circuits among the  Company's  base-stations  and  switching  centers  and for  reservation  of available capacity on the networks of the Predecessor  Companies.  Such expenses decreased by 3.9% between 1999 and 2000 and  increased by 40.1% between 2000 and
2001.  Such  expenses  accounted  for 5.7% of total  costs of  services in 2001, against  5.1%  in  2000.  SEE  ITEM  4  "INFORMATION  ON  THE  COMPANY--BUSINESS
OVERVIEW--OPERATING AGREEMENTS--INTERCONNECTION AGREEMENTS."

FISTEL TAX. Fees payable to finance FISTEL were R$30.1  million,  R$51.6 million and  R$53.2  million  in 1999,  2000 and  2001,  respectively.  Fistel  fees are assessed against cellular service  providers for existing  facilities  (based on the number of active cellular lines), for the installation of new facilities and for each  activation of a new cellular  line. The 71.3% increase in 2000 and the
3.1%  rise  in  2001  were  due  mainly  to  the   expansion  of  the  Company's
subscriber-base and to the installation of new base-stations.

PERSONNEL.  Personnel  expenses  increased  during the  period,  rising from R$9 million in 1999 to R$11.3 million in 2001. These increases were due above all to augments in the number of employees,  which has kept pace with the growth in the business.  The growth also  reflected  salary  policies  instituted  in order to
attract  and  maintain   engineers  and  other   personnel  in  an  increasingly
competitive environment.

OTHERS.  Other costs of services include rents of properties where the Company's base-stations, towers and switching equipment are located, costs of power supply and other  similar  infrastructure  costs.  Other costs of  services  were R$9.4 million, R$9.8 million and R$0.5 million in 1999, 2000 and 2001, respectively.

    OPERATING EXPENSES

SELLING  EXPENSES.  Selling  expenses  increased  6.4% between 1999 and 2000 and
54.5%  between 2000 and 2001.  The increase in 2000 resulted  primarily  from an aggressive  marketing campaign for prepaid services,  which included advertising campaigns and an increase in sales commissions to independent distributors.  The increase  in 2000 also  resulted  from  significant  efforts  in  marketing  and promotional  campaigns and expenses related to sales commissions.  This increase was  partially  offset  by a 29.6%  decrease  on net  losses  on trade  accounts receivable.  This  reduction  was  caused  by  strong  efforts  in  billing  and collection  processes in order to reduce  subscribers'  delinquency rates. As in the year 2000, most variations in 2001 were observed in the marketing  expenses, as well as in the  promotional  campaigns and sales  commissions.  Net losses on accounts  receivable  from  subscribers  suffered a 7.8% rise against 2000,  but comparing to the total net  revenue,  which went up by 34.1% in the same period, it becomes  evident that the Company gained some  efficiency in the charging and billing processes, which consequently reduced the rate of delinquency.

GENERAL  AND  ADMINISTRATIVE  EXPENSES.   General  and  administrative  expenses
increased by 21.6% and 39.4% between 1999 and 2000 and by 40.7% between 2000 and
2001. The increase of these expenses in 2000 is due primarily to the increase in corporate personnel in the Holding Company. Due to the increase, personnel costs accounted  for  34.7% of total  costs in  2000.  In 2001,  the most  significant increase was in depreciation, which went up from R$5.6 million in 2000 to R$19.9 million in 2001, because of the increased  investment in fixed assets. There was also  a 41%  increase  in  Personnel  Expenses  and a 19%  rise  in  Third-Party services. All these increases are compatible with the Company's growth levels.

OTHER NET OPERATING INCOME  (EXPENSE).  The Company recorded other net operating expense of R$14.0  million  in 1999 and R$9.6  million  in 2000,  against  R$4.5 million  in  2001.  Other  net  operating  income  (expense)  in  2000  resulted principally from fines received by subscribers in connection with changes to the prepaid  services.  In 2001,  the  reduction of the operating  income  (expense)
resulted mainly from a 285% growth in fines and recovered expenses,  from R$3.35 million in 2000 to R$12.92 million in 2001. This growth,  however, was partially offset by a 41%  increase in the payment of taxes,  which  increased  from R$9.8 million to R$13.82 million in 2001.

    NET FINANCIAL RESULT

The Company's Net Financial  Result of R$30.1 million in 2000 and R$43.5 million in 2001 was due mainly to the  payment of  dividends  in the form of interest on owned capital,  in the value of R$31 million in 2000 and R$45.3 million in 2001.
SEE ITEM 5 "FINANCIAL  AND OPERATING  ANALYSES AND  PERSPECTIVES--LIQUIDITY  AND
CAPITAL  RESOURCES." The Company also registered a financial  revenue of R$102.8 million in 2000 and  R$132.4  million in 2001,  which  resulted  mainly from the revenue  generated  by the average  balance of the  resources  available,  which increased  substantially  as a result of increased  cash  generation in 2000 and
2001. This revenue was partially offset by financial  expenses of R$98.5 million in 2000 and R$133.3 million in 2001. In 2001,  there was a material  increase in the net monetary variations,  going from R$3.4 million in 2000 to R$41.5 million in 2001 as a result of the devaluation of the real against the dollar.

    NET NON-OPERATING EXPENSE

The Company  recorded net  non-operating  expenses of R$19.5 million in 2000 and
R$25.7 million in 2001. The increase in non-operating  expenses in 2001 resulted primarily  from an increase  in losses or  write-offs  on the sale of  property, plant  and  equipment  in  the  amount  of  R$3.8  million,  of  certain  analog transmission  equipment which became  obsolete as a result of increasing  demand for digital telecommunications services.

    EMPLOYEES' PROFIT SHARING

All Brazilian companies are required under Brazilian law to compensate employees with profit sharing in addition to their salary and benefits. The amount of such profit  sharing is determined by  negotiation  between the Company and the labor unions  representing  the employees.  Employees  profit share was R$1.9 million,
R$1.9 million and R$2.3 million in 1999, 2000 and 2001, respectively.

    MINORITY INTERESTS

Minority  interests  reflect the  participation of minority  shareholders in the
Subsidiaries in the net income or loss of such Subsidiaries, as the case may be.
Minority  interests  were  10.4%,  16.2%  and  7.2% of  income  before  minority interests in 1999, 2000 and 2001, respectively.

DISCUSSION ON CRITICAL ACCOUNTING POLICIES

Critical  accounting policies are those that are both important to the portrayal of our  financial  condition  and  results and  require  our  management's  most difficult,  subjective  or complex  judgments,  often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions  affecting the possible future resolution of the  uncertainties  increase,  those  judgments  become even more subjective and complex. In order to provide an understanding about how the Company's management forms its judgments about future events, including the variables and assumptions underlying the estimates,  and the  sensitivity of those  judgments to different circumstances,  the Company has  identified  the following  critical  accounting policies: ? revenue recognition and accounts receivable; ? goodwill,  intangible assets and amortization;  ? impairment of assets; ? deferred charges;  and ? tax contingencies.

Notes 3 and 29 of the  consolidated  financial  statements  include a summary of significant  accounting polices in Brazil and the United States and methods used in the preparation of the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's  principal capital  requirements are for capital  expenditures and payments of dividends  to  shareholders.  The Company made capital  expenditures totaling R$218.4  million,  R$255.7 million and 190.5 million in 1999, 2000, and
2001 respectively.  These  expenditures  related primarily to increasing network
capacity,   coverage  and  digitalization.   SEE  ITEM  4  "INFORMATION  ON  THE
COMPANY--HISTORY AND DEVELOPMENT OF THE COMPANY--CAPITAL EXPENDITURES."

The Holding  Company is required to  distribute to its  shareholders,  either as dividends or as tax-deductible  interest on own capital, 25% of its adjusted net income  determined  in  accordance  with  Brazilian  accounting  principles,  as adjusted in accordance with Brazilian  corporate law,  including any realization of the net  income  reserve.  The  Holding  Company  is also  required  to pay a non-cumulative  preferred dividend on its Preferred Shares in an amount equal to
6% of the share capital  attributable  to the Preferred  Shares under  Brazilian corporate  law,  which  requirement  may also be satisfied by  distributions  of interest on own capital.  In 2001,  the Holding  Company  distributed a total of
R$80.5 million  (R$37.9  million in 2000) in the form of interest on own capital and dividends. SEE NOTE 25(D) TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Capital  expenditures were financed  principally with internally  generated cash throughout  the period,  together with  financing in national  currency  (mainly
R$137,8  million from BNDES) and foreign  currency  (mainly  R$50,9 million from
Export  Development   Corporation).   In  January  and  February  of  2001,  the
Subsidiaries'  bridge loans with BNDES were converted into long-term  loans. The proceeds of the loans will be used for the  expansion and  modernization  of the
Company's  telecommunications  plant. SEE ITEM 5 "OPERATING AND FINANCIAL REVIEW
AND  PROSPECTS--FOREIGN  EXCHANGE AND INTEREST RATE EXPOSURE" AND NOTE 32 TO THE
CONSOLIDATED FINANCIAL STATEMENTS.

As of December 31, 2001, the Company anticipated  capital  expenditures of R$250 million for 2002. The Management  expects that such  expenditures will be funded
primarily  with  internally-generated   cash,  supplemented  by  financing  from
external  sources.  Most  of the  planned  2002  capital  expenditures  will  be dedicated to expanding the capacity and coverage of the Company's  network,  the modernization  of  telecommunication  services and the  implementation  of a new overlay network technology to be defined by the Company.

Substantially all of the Company's start-up costs and initial investments of the
Band  A   Subsidiaries   were  financed  by  cash  flows  from  the   fixed-line
telecommunications  operations  of the  Predecessor  Companies.  In  the  Band B
Subsidiary  (NBT), such costs and investments were financed by the generation of cash by TCO,  complemented  by financings  from  Brazilian  and foreign  banking institutions.  Except  regarding  NBT, the  Company's  debt does not reflect the amount  of debt the  Company  would  have  been  required  to incur to build its current  network if the Company had  operated  on a  stand-alone  basis from the inception of the Predecessor Companies' cellular telephone operations.

The Holding Company's  principal assets are the shares of the Subsidiaries.  The
Holding Company relies almost  exclusively on dividends from the Subsidiaries to meet  its  needs  for  cash,  including  for the  payment  of  dividends  to its shareholders.  The Holding  Company  controls  the payment of  dividends  by the
Subsidiaries, subject to limitations under the Brazilian law.

U.S. GAAP RECONCILIATION

The Company  prepares its consolidated  financial  statements in accordance with
Brazilian  GAAP,  which  differ  in  significant  aspects  from U.S.  GAAP.  The principal  differences between Brazilian GAAP and U.S. GAAP as they affected the
Company's  revenues and expenses are during the reported  periods are: (i) until
December  31,  1998,  under  Brazilian  GAAP,   interest  on  loans  to  finance
construction  in  progress  is  capitalized  at the rate of 12% per annum of the total value of  construction  in progress,  regardless of the amount of interest actually  incurred on such loans,  while under U.S. GAAP interest is capitalized based on the interest rate on the debt incurred up to the lower of the amount of construction in progress and the total loans  incurred;  (ii) until December 31,
1993  capitalized  interest  under  Brazilian  GAAP was not added to  individual assets but was capitalized separately and amortized over a time period different from the  estimated  useful lives of the related  assets,  while under U.S. GAAP capitalized  interest is added to the cost of individual assets and is amortized over their estimated  useful lives; and (iii) in accordance with Brazilian GAAP, the deferred tax liability arising out of the indexation of permanent assets was charged to shareholders' equity,  whereas under U.S. GAAP the charge would be to income for the year.  Net income  under U.S.  GAAP was R$32.6  million for 1999,
R$104.7 million for 2000 and R$194.4 million for 2001.  Until December 31, 1997, under  both  Brazilian  and  U.S.  GAAP,  revenues  from  activation  fees  were recognized upon activation of a customer's services.  Under U.S. GAAP, effective
January 1, 1998,  net  revenues  from  activation  fees have been  deferred  and amortized  over  the  estimated  effective  contract  life.  SEE  NOTE 29 TO THE
CONSOLIDATED FINANCIAL STATEMENTS.

RESEARCH AND DEVELOPMENT

In 2001, the Company substantially invested in the improvement of the quality of all  services  provided  to  customers,  with  a  focus  on  the  creation  of a specially-designated area where the Company's Network Management Center - NMC is located.  The system was provided by TTI, an Israeli company, and was customized with the active participation of Company specialists.

The NMC structure is based on three areas: Configuration Management, Traffic and
Performance Management and Fault and Work-Force Management.

CONFIGURATION  MANAGEMENT  controls the resources available on the network using tools such as databases that describe the physical and logical  resources of the network,  the  connections  among them and how they are used. This area provides several  internal  customers  inside the Company  with  up-to-date  information, including the other NMC management areas, planning and engineering areas.

TRAFFIC AND PERFORMANCE MANAGEMENT controls the network's behavior by collecting performance and traffic data from network elements.  Based on these elements the system  creates,  calculates  and  analyzes  indexes  that track the  quality of
service  being  offered  to  the  customers,   allowing  the  identification  of
opportunities to improve such quality.

FAULT AND WORK FORCE MANAGEMENT  performs full-time  supervision of the network.
Its main goals are to drastically  reduce the impact of network  problems on the quality of  service,  as well as to reduce the number of problems in the network and the time required to fix them. The tools used are related to real-time alarm monitoring, remote control of network elements and work-force coordination.

TREND INFORMATION

Third-generation  systems ("3G systems")  represent the main focus of the trends in mobile communication. 3G systems should allow access to information at speeds as  high  as  2,048  kbit/s,  therefore  making  available  multimedia  services involving voice,  data,  images and sound of optimum quality.  Naturally,  these services will not be completely  and widely  available in the  beginning,  given that there are still several technical difficulties,  such as the required range of frequency and, most importantly, the applications and services available. Its growth is expected to be secondary  compared with voice in future  years,  until users feel the need to have access to all types of  communication  at reasonable costs.

The Company  believes  that the great  appeal of such  systems  will  consist in
Internet  browsing  at speeds  as high as or even  higher  than  household-modem connections and marketed in package-mode,  which should be enough to disseminate wireless  Internet on a definitive  basis.  Such systems will be  attractive  in several other ways,  but the market needs to be prepared with  applications  and services that justify the cost paid by users.  Therefore,  the Company  believes that the main  application  in these  systems  will be the  Internet and not the high-speed multimedia services, at least initially.

Consistent with these predictions, the Company believes that 2.5G systems, which are systems that will allow data transmission at speeds significantly lower than in 3G systems, will last longer than expected. In addition, they will be able to meet the needs of the vast  majority of users.  The  companies  which  manage to prepare  their  networks  to use 2.5G  systems  will  certainly  have  excellent opportunities to remain  consonant with the trends of the market,  and when this market  reaches a more mature stage,  they will be able to take wider and higher steps towards 3-G systems.

The  Company  is  closely  tracking  all  these  alternatives  in  technological evolution,  with a participation in the BRAZILIAN  COMMISSION OF  COMMUNICATIONS
(the "Comissao Brasileira de Comunicacoes"),  where it monitors and analyzes the progress of 3-G systems.

In  consonance  with these  trends of  thought  on what the  future of  wireless telecommunications  will be like,  the Company has  maintained its position as a leading company in the market.  During 2001, the Company leveraged data services throughout  existing  media,  such as the SHORT  MESSAGE  SERVICE,  the  CIRCUIT
SWITCHED DATA (CSD) and the WIRELESS APPLICATION PROTOCOL (WAP).

This fact is important in the wireless segment,  since it not only demands a new positioning  of the  products  throughout  the  market,  but also shows that the telecommunication segment should be concerned with the entire chain of products, from the content to the terminal  handsets,  from the network core to the aerial interface.

The Company  will  continue  to invest in the  "wireless  Internet"  convergence
segment.   Moreover,   the  Company   intends  to  make  available  new  service
alternatives in 2002.

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

NAME                                     POSITION           REELECTION
----                                     --------           ----------
Alexandre Beldi Netto................... Chairman         April 26, 2001
Araldo Alexandre Marcondes de Souza..... Member           April 26, 2001
Mario Cesar Pereira de Araujo........... Member           April 26, 2001
Ricardo de Souza Adenes................. Member           April 26, 2001
Marco Antonio Beldi..................... Member           April 26, 2001
Antonio Fabio Beldi..................... Member           April 26, 2001
Nelson Guarnieri de Lara................ Member           April 26, 2001

Set forth below are brief biographical descriptions of the Directors.

ALEXANDRE  BELDI  NETTO,  81 years old,  has served as  Chairman of the Board of
Directors  since August 1998. He has served as Chief  Executive  Officer of Cia.
Rede  Telefonica  Sorocaba.  He is the  President  of the  Superior  Council  of
Cultural  Association  for  the  Technological  Renovation  of  Sorocaba  of the
University  of  Sorocaba  and  Chief  Executive  Officer  of SPL  Construtora  e
Pavimentadora  Ltda. and Banco Credibel.  He also serves as an Executive Officer for SELTE, Splice and Credibel  Factoring.  He holds a degree in Accounting from the Escola de Comercio de Sorocaba  (Sorocaba School of Commerce),  in the state of Sao Paulo.

ARALDO ALEXANDRE MARCONDES DE SOUZA, 51 years old, has served as a member of the
Board of Directors since April 1999. He serves as an Executive  Officer of SPL -
Construtora e Pavimentadora  Ltda. Mr. Souza holds a degree in Civil Engineering from the State University of Campinas, in the state of Sao Paulo.

MARIO CESAR PEREIRA DE ARAUJO, 54 years old, has served as a member of the Board of  Directors  since  August  1998.  He has also served  Empresa  Brasileira  de
Telecomunicacoes S.A. - EMBRATEL as engineer and as Head of Projects Department,
Contracting and  Installation of Networks and  Telecommunications  Systems.  Mr.
Araujo  also  served as Chief of Section in  Telecomunicacoes  do Rio de Janeiro
S.A. - TELERJ.  He holds a degree in Engineering from the Federal  University of
Rio de Janeiro.

RICARDO DE SOUZA  ADENES,  44, has served as a member of the Board of  Directors since  April 26,  2001.  He has also served as  Financial  Director of Splice do
Brasil  Telecomunicacoes  e Eletronica  S.A. since 1999.  From 1995 to 1999, Mr.
Adenes served as Corporate Business Manager of Banco do Brasil and, from 1992 to
1995, as Financial Director of Banco do Estado de Pernambuco S.A. (BANDEPE).  He
holds a degree in  Economics  from  Associacao  de Ensino  do  Distrito  Federal
(AEUDF) and an M.A. in Economics from Fundacao Getulio Vargas.

MARCO  ANTONIO  BELDI,  50 years  old,  has  served  as a member of the Board of
Directors since September 1998. Before joining Splice do Brasil Telecomunicacoes
e  Eletronica  S.A. as Chief  Financial  Officer,  he served as Chief  Financial
Officer of Banco Credibel,  CRTS - Construtora de Redes  Telefonicas  Sorocabana

and Beldi  Participacoes  e  Representacoes  Ltda.  Mr.  Beldi holds a degree in
Mechanical Engineering from the State University of Campinas (UNICAMP),  as well as a degree in Law from Itu Law School, in the state of Sao Paulo.

ANTONIO  FABIO  BELDI,  48 years  old,  has  served  as a member of the Board of
Directors since September 1998. Before joining Splice do Brasil Telecomunicacoes
e  Eletronica  S.A. as  Superintendent  Director,  Mr. Beldi served as Executive
Officer at Banco  Credibel and  Faculdade de  Engenharia  de Sorocaba  (Sorocaba
College of Engineering) and as Superintendent  Director of Beldi Participacoes e
Eletronica  S.A.  He holds a degree  in Civil  Engineering  from the  Pontifical
University of Campinas, in the state of Sao Paulo.

NELSON  GUARNIERI DE LARA,  74 years old, has served as a member of the Board of
Directors since September  1998. He joined Splice do Brasil  Telecomunicacoes  e
Eletronica  S.A.  as General  Counsel in 1983 and has served as such since then.
Mr. Lara holds a degree in Law from the University of Sao Paulo.

Alexandre  Beldi Netto is the father of Marcos  Antonio  Beldi and Antonio Fabio
Beldi.

BOARD OF EXECUTIVE OFFICERS

The Board of Executive  Officers consists of one President and Executive Officer of Investor Relations, one Executive Officer of Coordination and Operations, one
Executive Officer of Businesses, one Executive Officer of Finance, one Executive
Officer of Engineering,  and one Executive Officer of  Administration  and Human
Resources. They all were elected by the Board of Directors on December 13, 2001, for a term of three years.  An  Executive  Officer may be removed from office at any time.

The following are the Executive Officers and their respective positions.

                                                                     DATE OF
NAME                                       POSITION                 REELECTION
----                                       --------                 ----------
Mario Cesar Pereira de Araujo   President and Head of Investor    Dec. 13, 2001
de Araujo....................    Relations
Sergio  Assenco  Tavares  dos   Executive Officer of Engineering  Dec. 13, 2001
Santos.......................
Luis Andre Carpintero           Executive Officer of Finance      Dec. 13, 2001
Blanco.......................
Getulio Nery Cardoso.........   Executive Officer of              Dec. 13, 2001
                                 Administration and
                                 Human Resources
Antonio    Carlos    Haidamus   Executive Officer of              Dec. 13, 2001
Monteiro.....................    Coordination and Operations
Roberto Iunes Brito..........    Executive Officer of Businesses  Dec. 13, 2001

Set forth below are brief biographical descriptions of the Executive Officers.

MARIO CESAR PEREIRA DE ARAUJO, 54 years old, has served as a member of the Board of  Directors  since  August  1998.  He has also served  Empresa  Brasileira  de

Telecomunicacoes S.A. - EMBRATEL as engineer and as Head of Projects Department,
Contracting and  Installation of Networks and  Telecommunications  Systems.  Mr.
Araujo  also  served as Chief of Section in  Telecomunicacoes  do Rio de Janeiro
S.A. - TELERJ.  He holds a degree in Engineering from the Federal  University of
Rio de Janeiro.

SERGIO  ASSENCO  TAVARES DOS SANTOS,  54 years old,  has served as an  Executive
Officer  since  May,  1998.  He  served as  manager  of the  vice-presidency  of
TELEBRAS' Department of Development and Coordination with Suppliers; coordinator of the Technical  Office Special  Projects of  Telebrasilia;  and manager of the
Advanced   Telecommunications   Business  Unit  and   Engineering   Director  of
Telebrasilia.  He also served as the Chief Executive Officer of the Company from
May to August 1998. He holds a degree in electrical engineering from the Federal
State University of Brasilia.

LUIS ANDRE CARPINTERO  BLANCO,  28 years old, has served as an Executive Officer since October 1, 2000. From May 1999 to September 2000, he actively took part in several  areas of the  Company.  He  started  as  Administrative  and  Financial
Director of NBT and  Manager in the  Financial  Department  of the  Company.  He
worked in the  stock  market  with  BANCO  BOA  VISTA  INTERATLANTICO,  which is associated with the CREDIT AGRICOLE,  and as manager in the BANCO ESPIRITO SANTO from 1997 to 1999.  He holds a  production  engineering  degree from the Federal
University of Rio de Janeiro.

GETULIO NERY  CARDOSO,  50 years old, has served as an Executive  Officer  since
July 28, 1999. He began his  professional  career in the Central  Bank's Foreign
Exchange  Department.  Later,  he joined the  Production  Engineering  sector of
Petroleo  Brasileiro,  S.A.--PETROBRAS  ("PETROBRAS").  He then joined TELEBRAS'
Department  of  Industrial   Development,   specializing  in  telecommunications
industrial  development.  He then became Commercial Manager for the Central West
Region  for  Splice.  He  holds a  degree  in  Electrical  Engineering  from the
Universidade  de Brasilia and has  completed  extensive  related  coursework  in
Brazil and abroad.

ANTONIO CARLOS HAIDAMUS  MONTEIRO,  48 years old, has been working for TCO since
April 1999, and has served as Executive  Officer of Coordination  and Operations since December 2001. He has also served as Executive Vice-President of NBT since
November 1999. Mr. Monteiro started his career in the  Telecommunications  field in 1970,  working  for the  former  TELEOESTE,  a Mato  Grosso do Sul  telephone service carrier, before telecommunication carriers became state-owned companies.
Subsequently,  he worked for  Embratel,  TELERJ and TELEMAT,  where he served as
Director of Engineering  and President.  He holds degrees in engineering  and in economics, and specialized in fiber optics and corporate management.

ROBERTO IUNES BRITO, 43 years old, has been Director since August 31, 2001. From
August 1998 to August  2001,  he served as Regional  Director of Telems  Celular
S.A.. Mr. Brito is responsible  for  competitive  strategy and for the operating incomes of Telems  Celular.  From 1982 to 1998,  he was Manager of the Financial
Department,  was responsible  for the  administrative  and financial  structure, assistant  to the  Administrative-Financial  board,  manager of the Economic and
Financial Planning Department,  and manager of the Cellular Telephone Department in  Telecommunicacoes  do Mato  Grosso do Sul S.A.,  belonging  to the  Telebras

System.  Mr. Brito holds a degree in economics  from the Catholic  University of
Mato Grosso do Sul and an M.A. from INPE, in that state.

AUDIT COMMITTEE

The Company's  Statutory "Audit Committee"  consists of 5 (five) members elected for a term of one year. The council meets  regularly  every 3 (three) months and in  extraordinary  meetings  when  summoned  by the  President  or by any of its members.

The  following  are  the  current  members  of the  Audit  Committee  and  their respective positions.

NAME                                    POSITION         REELECTION
----                                    --------         ----------
Augusto Patarelli ..................... Adviser         April 29, 2002
Aureo Monteiro de Moraes .............. President       April 29, 2002
Francisco Jose Becker Dias ............ Adviser         April 29, 2002
Rene de Oliveira Garcia Junior......... Adviser         April 29, 2002
Joao Jose Caiafa Torres................ Adviser         April 29, 2002

Set forth below are brief biographical  descriptions of the members of the Audit
Committee.

AUGUSTO PATARELLI,  53 years old, was reelected member of the Audit Committee on
April 29, 2002.  Mr.  Patarelli  has served as  Financial  Director of Produtiva
Cooperativa de Trabalho e Consultoria  S.A. since 1999, and served as Manager of the Planning  Department of Telecomunicacoes  Brasileiras S.A.  -Telebras,  from
1993 to 1998. He holds degrees in economics and business administration from the
University of Franca, in Sao Paulo.

AUREO  MONTEIRO  DE MORAES,  50 years  old,  was  reelected  member of the Audit
Committee,  which  elected him  President of the Council on April 29, 2002.  Mr.
Moraes  has  served as Manager of  Corporative  Procedures  in  Telecomunicacoes
Brasileiras S.A. - Telebras.  He holds a degree in Business  Administration from the Pontifical Catholic University of Brasilia.

FRANCISCO JOSE BECKER DIAS, 52, was reelected  member of the Audit  Committee on
April 29, 2002.  He has served as Executive  Director of Banco Fibra S.A.  since
1994. Mr. Dias served as Executive Director of Banco BMG S.A. from 1991 to 1994, and as Vice-president of Banco Norchem S.A. from 1989 to 1991. He also served as
Director of both Metro Banco S.A.,  from 1988 to 1999, and of Banco Iochpe S.A., from 1985 to 1988. He holds a degree in electrical  engineering from the Federal
University of Rio Grande do Sul. He specialized in production  engineering  from the Federal  University of Rio de Janeiro and holds a Ph.D.  in  accounting  and finance from the University of Lancaster, in England.

RENE DE OLIVEIRA  GARCIA  JUNIOR,  42 years old,  was a member of the  statutory audit  committee of  Telebrasilia  Celular from April 2000 to March 2001. He was elected member of the Audit  Committee on April 29, 2002. He serves as Economics
Consultant,  Corporate  Advisor,  and  Projects  Coordinator  for the  Brazilian
Institute of Economics of Fundacao  Getulio  Vargas (FGV).  He is a professor at the Economics  Department of IBMEC;  served as Director and  substitute  for the
President  of the  COMISSAO  DE  VALORES  MOBILIARIOS,  which  is the  Brazilian
Securities and Exchange  Commission  ("CVM").  Academic  Background:  he holds a degree in economics  from the State  University  of Rio de Janeiro;  a degree in business  administration  from FGV; an M.A. in  economics  from FGV; a Ph.D.  in economics from FGV;  specialized  in Capital Market and Operating  Strategies in
Derivatives at INSEAD, in Fontainebleau, in France.

JOAO  JOSE  CAIAFA   TORRES,   63  years  old,  has  served  as  member  of  the
Administration  Council of  Telebrasilia  Celular from April 2001 to March 2002, and was elected member of TCO's  Statutory Audit Committee on April 29, 2002. He
served as Technical  Assistant,  Advisor to the  Vice-President,  and Department
Manager for Banco do Brasil.  He served as Technical  Assistant for the Treasury
Department,  Administrative  Assistant,  and  Research  Assistant  for the State
Development  Council,  in the state of Minas  Gerais  government;  Professor  of
Business  Administration in the University of Itauna, in Minas Gerais; he served as counsel for PREVI, Ligas de Aluminio S.A., S.A. Mineracao da Trindade, Telesp
Celular S.A. and ITAUSA  Investimentos  S.A. He holds a degree in accounting and an M.A. in Business Administration from the Federal University of Minas Gerais.

COMPENSATION

For 2001,  the amount of expenses  incurred by the Company to all the  directors
and  members  of  the  Controlling   Company's  Statutory  Audit  Committee  was
approximately R$2.5 million.

For 2001,  the amount  spent by TCO to provide  their  directors  with a private pension plan was approximately R$174.3 thousand.

BOARD PRACTICES

     See "Board of Executive Officers" and "Audit Committee," above.

EMPLOYEES

On December 31, 2001, TCO's workforce consisted of 2,867 persons,  19.6% greater than the amount  registered in 2000. Of this total,  1,461 were permanent staff,
278  interns and 1,128  regular  contracted  third-parties.  The  workforce  was allocated as follows:  70.9% in Business (Marketing,  Sales and Client Service);
9.5%  in  Engineering;  9.5%  in  Finance;  4.0%  in  Administration  and  Human
Resources; 3.9% in Information Technology; and 2.2% in the president's office.

The Company's permanent staff is considered young, having an average of 31 years of age, most of which is male (51%).

As to education level, the following  distribution was found in December,  2001:
2%  elementary   school;   58%  high  school;  36%  college  level,  and  4%  at
specialization levels.

Approximately 25% of the Company's personnel are affiliated to labor unions. The relationships  with these  entities are  considered  good,  since the process of negotiation of the Collective Labor Agreement  2001/2002,  as in previous years, was conducted in a  professional  way,  which made it easier for them to have it approved by the employees meeting in assembly.

Training  and  development  actions  implemented  by TCO along the year 2001 and directed  mainly  to  technical  and  management  empowerment  of the  workforce employed in the Business, Engineering and Information Technology areas, together represent  investments  approaching  R$3.3  million.  This amount  exceeded  the investments  made in the year 2000 by 73%. The amount of hours/year in 2001 grew by 105% compared to 2000.

The consolidation of the  implementation  of the new Career  Development Plan is part of the  Company's  employee-retention  program  and  managed to correct all remaining salary discrepancies.  Also in 2001, the Company prepared new policies for  performance  evaluation  and  variable  pay  programs.  These  programs are expected to be implemented in the first half of 2002.

Presently, TCO sponsors two types of private pension plan programs for its employees:

a)- Defined-Benefit Plan (PBS-TCO):

The PBS-TCO plan resulted from the  segregation of Fundacao Sistel de Seguridade
Social's  ("Sistel's")  equity in January,  2000. It is a "defined benefit" plan and has nine  affiliated  employees  as active  participants  and  eight  former employees  as assisted  members  (BENEFICIARIOS  ASSISTIDOS).  According  to the plan's policy, in addition to a supplemental  benefit, the plan provides medical care (PAMA) to retired  affiliates  and their  beneficiaries,  with shared cost, upon  the  use of the  services.  The  PBS-TCO  plan  premiums  are  established annually,  based on actuarial  valuations prepared by an independent actuary, in accordance  with the  applicable  norms  effective in the  country.  The funding system used is that of  capitalization  and the total  contribution  owed by the sponsor  is 13.5% on the  participating  employees'  payroll,  of which 1.5 % is directed to sponsoring the PAMA.

b)- Hybrid Plan (TCO PREV):

The  Company's  modern and  flexible  pension  plan - TCO PREV - was launched in
October,  2000,  and gained  acceptance  from nearly 100% of employees  formerly affiliated  with the  PBS-TCO  plan,  as well as from new  employees  and  those previously under no plan.  Designed based on the latest plan models and referred to as a "hybrid," this plan offers two different approaches to benefits.  One of them is the "defined  benefit" plan, for  unexpected  situations,  the so-called
Risk Benefits (Temporary Disability,  Permanent Disability and Death Annuity due
to death on the job).  The  other  approach  is the  "Programmed  Benefits"  for anticipated  situations (Normal  Retirement and Early  Retirement).  In this new plan,  the  Programmed  Benefits  are not  linked to the basic  official  social security,  unlike  the old plan.  Participants  of this new plan may  request to receive  benefits after 50 years of age (Early  Retirement) or after 60 years of
age  (Normal   Retirement).   It  is  necessary,   however,   to  terminate  the
participant's  relationship  with the sponsor and to contribute to System during
10 years with no interruptions.  The funding system used by Programmed  Benefits operates on a parity basis between the sponsor and the  participants at the same level as the normal  contribution,  which vary  between 3% and 8% of the monthly salaries.  The  contributions  made by the  participants  and by the sponsor are credited to individual  participants'  accounts. In addition, the sponsor covers the cost provided for the risk benefits, corresponding to 3.338% of the payroll,
plus  the  plans'   administration   fees,   which   correspond  to  5%  of  the
contributions.

The  expenses  incurred by the Company  during 2001  related to private  pension plans  sponsored for its  employees,  including the  management  staff,  totaled
R$2.856 million.

Investments  of fund  equity  for the  PBS-TCO  and TCO PREV  plans  are made in accordance with the policies and guidelines provided by Sistel and in conformity with the applicable legislation.  The criteria adopted are exclusively technical and respect the PLANO  DIRETOR DE APLICACAO DO PATRIMONIO  (PDAP),  prepared and approved annually by the Foundation's Executive Board.

SHARE OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

All Directors and Executive  Officers hold less than one percent of the class of shares. There is no stock options plan for any director or other employee in the
Company.

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

Of the Holding  Company's  two classes of capital  stock  outstanding,  only the
Common Shares have full voting rights.  The Preferred  Shares have voting rights under limited  circumstances.  As of December 31, 2001, BID S.A. owned 53.22% of the Common Shares. Accordingly, BID S.A. has the ability to control the election of the  Holding  Company's  Board of  Directors  and the  direction  and  future operations of the Company.

The following  table sets forth  information  concerning the ownership of Common
Shares by BID S.A.  and by the Holding  Company's  officers  and  directors as a group.

                                                 NUMBER OF       PERCENTAGE OF
                                                  COMMON          OUTSTANDING
NAME OF OWNER                                  SHARES OWNED      COMMON SHARES
-------------                                  ------------      -------------
BID S.A...................................   67.919.110.396          53.22%
All directors and executives
  officers as a group.....................                6              0%

Splice is a Brazilian company engaged in the development, manufacture and supply of digital electronic and telecommunications  equipment. Its business activities
include   manufacturing,    import/export   of   telecommunications   equipment,
installation of telephone lines in rural and urban areas, financing of telephone lines  directly to the  subscribers  and the  provision of  alphanumeric  paging services in ten of the largest Brazilian cities.

On December 31, 2001, Splice transferred all of its shares in BID S.A. to Fixcel
S.A., a holding company.

RELATED PARTY TRANSACTIONS

The Company  effected  transactions  with Splice and  subsidiaries  of Splice in
1999,  2000 and 2001.  These  transactions  were  mainly  related to  marketable securities (R$362.3 million in 2001, R$77.7 million in 2000 and R$7.8 million in
1999),  short-term  investments  (R$17.3  million  in 2001 and R$6.5  million in
2000),  acquisition of property,  plant and equipment  (R$11.8  million in 2001,
R$5.1 million in 2000 and R$6.2 million in 1999),  maintenance  services  (R$1.9 million in 2001 and R$3.5 million in 2000) and  acquisition  of telephone  cards
(R$0.9 million in 2001 and R$2.1 million in 2000).

The marketable  securities are related to Commercial  Papers issued by Splice do
Brasil S/A. The interest was a pre-fixed annual rate of 24-25% with swap of 100%
of CDI (Interbank Deposit Certificate) plus 1.5% per annum.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS.

See Item 18 "Financial Statements."

LEGAL PROCEEDINGS

    LITIGATION RELATING TO THE BREAKUP OF TELEBRAS

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

    LITIGATION RESULTING FROM EVENTS OCCURRED PRIOR TO BREAKUP

TELEBRAS and the legal predecessors of the Holding Company and the Subsidiaries, respectively  (the Predecessor  Companies),  are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any  claims  arising  out of acts  committed  by the  Predecessor  Companies  or
TELEBRAS prior to the effective date of the Breakup remains with the Predecessor
Companies or TELEBRAS,  as the case may be, except for those  liabilities  which under  specific  accounting  provisions  have been assigned to the  Subsidiaries and/or the New Holding Companies.  Any claims against the Predecessor  Companies which are not satisfied by the Predecessor  Companies or TELEBRAS for reasons of insufficient  assets could result in claims against the  Subsidiaries or the New
Holding  Companies  to the extent that either have  received  assets which might have been used to satisfy those claims had they not been spun off.

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

    LITIGATION RELATING TO THE APPLICATION OF THE ICMS

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

    TAXATION ON CELLULAR TELEPHONE ACTIVATION

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

The Company's  management does not believe that the  retroactive  application of the ICMS to cellular  activation  is  probable.  Therefore,  no  provision  with respect  to such  application  has been  made or is  expected  to be made in the
Consolidated Financial Statements. The Company has already made provisions which amount to R$3.6 million for the collection of ICMS on the activation of cellular telephones from the actual agreement date until December 31, 2001. The Company's management does not believe that application of the ICMS to cellular activation, applied on a  prospective  basis,  will have a material  impact on the Company's results of operations.

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

    LITIGATION RELATING TO TELEBRAS LOANS

Under the terms of the Breakup,  several loans existing between TELEBRAS and its subsidiaries (the TELEBRAS Loans) were to have been distributed through: (i) the assignment  of the  debt  obligation  to the  relevant  subsidiary  and (ii) the assignment  of the credit right to the  relevant New Holding  Company as the new parent of the  subsidiary  who assumed the debt.  Although the obligation to pay the TELEBRAS Loans was duly assigned to Telebrasilia and Telegoias, the right to receive such  payments  was not  assigned to the Holding  Company but instead to
Tele Centro Sul, one of the New Holding Companies providing fixed-line services.
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

In  response  to the  lawsuit  filed  against  it,  Tele  Centro  Sul  filed two
counter-lawsuits   in  October  1999   against   Telebrasilia   and   Telegoias,
respectively,  seeking  payment  of the  TELEBRAS  Loans in the amount of R$41.3 million from  Telebrasilia  and R$24.2  million from  Telegoias.  Status of this lawsuit  is  identical  to the one  discussed  in the  preceding  paragraph.  In
November 2000, the Court summoned the parties for clarification of evidences, as
TCO had required a summary  judgment and TCS had required an  examination of the accounts and an entry. Subsequently, the judge deemed the records sufficient.

The three lawsuits  described  above were grouped in the same Court,  given that they deal with the same issue relating to TELEBRAS loans.  In August,  2001, the court dismissed the Company's claims against Tele Centro Sul, TELEBRAS and KPMG, and partially ruled in favor of Tele Centro Sul partially  against  Telebrasilia and Telegoias.

The  Company  and Tele  Centro Sul have  appealed  in the  Supreme  Court of the
Federal District (TJDF), where the matters are now pending.

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

By changing  the  original PIS and COFINS tax basis,  the  Brazilian  Government created new taxes.  In such case, the Brazilian  Federal  Constitution  requires that Congress pass a Complimentary Law, which requires a higher approval rate in
Congress than an Ordinary Law. However,  Law no. 9,718 is an Ordinary Law, which is  inferior  to the  Complimentary  Law.  Accordingly,  TCO has filed a lawsuit against those  alterations in the Brazilian tax  legislation,  on the grounds of unconstitutionality.  The Company believes that it will prevail in such lawsuit.
Despite  this  belief,  the  lawsuit  was not  successful  in the first stage of judgment.  The Company has filed an appeal and a judgment is pending.  The total amount involved is R$5,805,499.56, which has been deposited in court.

     LITIGATION  RELATING  TO THE BAR OF  TRANSFER  OF COFINS AND PIS TO THE END
     CONSUMER

As imposed on telecommunications carriers, the social contribution tax described above  results in the  transfer of costs of such  contributions  to consumers in their  respective  telephone  bills.  The National  Association of Protection of
Credit  Consumers  (ANDEC) and the  Department  of Justice of certain  Brazilian states have filed class action suits against the telecommunication  companies to avoid the transfer of these costs to consumers. These suits seek to prohibit the transfer of amounts relating to the  contributions to end consumers  residing in the states of Minas Gerais and Maranhao (NBT), as well as the  reimbursement  of twice the amounts already collected.  Alternatively,  money damages for pain and suffering and pecuniary damage are requested.

The Company's  management does not believe that the suit will be successful,  as this practice of transfer is supported by the Brazilian Legal System.

    OTHER LITIGATION

The  company is  currently  involved  in several  legal  suits  relating  to its operations.  Therefore,  it has either  arranged to or  deposited  in escrow the amounts  destined to cover  possible  losses  resulting  from  adverse  judicial decisions.  The Company's  management  considers  that if such acts were decided against  the  Company's  interests,  this  would not  significantly  impact  the
Company's businesses,  its Balance sheets or the results of its operations.  SEE
"NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS."

POLICY ON DIVIDEND DISTRIBUTIONS

On July 6, 2001 and on December 20, 2001, the Company  informed its shareholders that the Board of  Directors  had  approved  the  payment of  interest  on owned capital in accordance  with the statement of financial  position for the periods
January to June 2001 and July to December 2001, respectively, in accordance with
Article 9 of Law 9249/95 and  Provision  Number 207/96 of the CVM, in the values of R$0.0000409318 and R$0.000068422056 per share,  respectively for each period, with 15% withheld  income tax, which resulted in net interest of  R$0.0000347920 and  R$0.000058158748 per share, except to those shareholders who were immune or exempt.

On March 14, 2002,  the Board of Directors  approved the payment of dividends at
R$0.000110843947  per share  free of income  tax for all  shareholders  who held shares on March 25, 2002.

The  corresponding  credit on  interest  on owned  capital  was  written  in the
Company's  accounting books on December 31, 2001, on an individual basis to each shareholder,  according to their  shareholding  position on July 16,  2001,  and
December 31, 2001, respectively for each of the above mentioned periods.

The  value of the  interest,  net of the  applicable  withheld  income  tax,  is ascribed to the value of the mandatory  dividend and the  statutory  dividend on the preferred shares, relative to the fiscal year 2001, adding such value to the total amount in dividends  distributed by the Company for all purposes  provided in the Company's bylaws.

On April 26,  2002,  the general  assembly  approved  the payment of interest on owned capital and dividends for up to September 30, 2002, in the terms below:

     Values

        a)  Interest on owned capital - Common and Preferred Shares

        Gross value per share--Jan. to July 2001        R$0,0000409318

        Gross value per share--July to Dec. 2001        R$0,000068422056

        Net value per share--Jan. to July 2001          R$0,0000347920

        Net value per share--July to Dec. 2001          R$0,000058158748

        b)  Dividend

        Value per share - Common and Preferred         R$0,000110843947

     Income Tax

Upon approval of the accounting credit of the interest on owned capital,  income tax was  withheld  at the rate of 15%,  except for  purposes of payment to those shareholders  who had  proved  immune or exempt  from such tax within the period specified by the Company in official communication to the shareholders.

SIGNIFICANT CHANGES

See  "Consolidated  Statements  of Cash Flows for the Years Ended  December  31,
1999,  2000 and 2001,"  "Consolidated  Statements  of  Changes in  Shareholders'

Equity for the Years Ended December 31, 1999,  2000 and 2001," and Notes 24, 25,
30 and 31 to the Consolidated Financial Statements.

ITEM 9. THE OFFERING AND THE LISTING

OFFER AND LISTING DETAILS

The principal trading market for the Preferred Shares is the BOLSA DE VALORES DE
SAO PAULO (the "Bolsa de Valores de Sao Paulo").  The Preferred  Shares are also traded on the RIO DE JANEIRO  STOCK  EXCHANGE  (the  "Bolsa de Valores do Rio de
Janeiro")  and the seven other  Brazilian  stock  exchanges.  As of December 31,
2001,  the Holding  Company had  approximately  2.4 million common and preferred shareholders.

The  Preferred  Shares  commenced  trading  separately  on the  Brazilian  stock exchanges on September  21, 1998.  The  following  table sets forth the reported high and low closing sale prices for Preferred  Shares of the Holding Company on the Sao Paulo Stock Exchange for the periods indicated.

                                                              NOMINAL REAIS
                                                            PER 1,000 PREFERRED
                                                                   SHARES
                                                            -------------------
                                                              HIGH        LOW
                                                            -------     -------
1998 (Beginning in September 21, 1998) ..............       R$1.229     R$0.269
1999.................................................       R$3.880     R$1.083
2000.................................................       R$8.283     R$3.017
2001.................................................       R$8.492     R$3.083

                                                              NOMINAL REAIS
                                                            PER 1,000 PREFERRED
                                                                   SHARES
                                                            -------------------
                                                              HIGH        LOW
                                                            -------     -------
First quarter 2000...................................       R$8.283     R$3.017
Second quarter 2000..................................       R$7.282     R$4.651
Third quarter 2000...................................       R$8.183     R$5.734
Fourth quarter 2000..................................       R$6.808     R$4.833
First quarter 2001...................................       R$8.492     R$5.370
Second quarter 2001..................................       R$6.899     R$4.896
Third quarter 2001...................................       R$6.517     R$3.083
Fourth quarter 2001..................................       R$5.655     R$4.181

                                                              NOMINAL REAIS
                                                            PER 1,000 PREFERRED
                                                                  SHARES
                                                            -------------------
                                                              HIGH        LOW
                                                            -------     -------
November 2001........................................       R$5.655     R$4.528
December 2001........................................       R$5.588     R$5.010
January 2002.........................................       R$5.560     R$4.420
February 2002........................................       R$4.752     R$4.254
March 2002...........................................       R$5.269     R$4.459
April 2002...........................................       R$5.070     R$4.580
May 2002                                                    R$4.690     R$4.230

In the  United  States,  the  Preferred  Shares  trade in the form of ADSs  each representing  3,000  Preferred  Shares,  issued  by The  Bank  of New  York,  as depositary  (the  "Depositary")  pursuant to a Deposit  Agreement  (the "Deposit
Agreement") among the Holding Company, the Depositary and the registered holders and  beneficial  owners from time to time of ADRs.  The ADSs  commenced  trading separately on the NYSE on November 16, 1998 under the symbol TRO. As of December
31,  2001  there  were   approximately   150  registered   owners  of  ADSs  and
approximately 50.86 million outstanding ADRs. The following table sets forth the reported  high and low  closing  sales  prices  for the ADSs on the NYSE for the period indicated.

                                                           U.S. DOLLARS PER ADS
                                                           --------------------
                                                             HIGH        LOW
                                                           ---------   --------
1998 (Beginning in November 16, 1998) ...............      US$ 5.937   US$2.000
1999.................................................      US$ 7.063   US$2.375
2000.................................................      US$15.875   US$5.000
2001.................................................      US$13.625   US$4.280

                                                           U.S. DOLLARS PER ADS
                                                           --------------------
                                                             HIGH        LOW
                                                           ---------   --------
First quarter, 2000..................................      US$15.875   US$5.000
Second quarter, 2000.................................      US$13.000   US$8.813

Third quarter, 2000..................................      US$14.750  US$10.500
Fourth quarter, 2000.................................      US$11.688   US$8.500
First quarter, 2001..................................      US$13.625   US$8.000
Second quarter, 2001.................................       US$9.500   US$6.850
Third quarter, 2001..................................       US$8.570   US$4.280
Fourth quarter, 2001.................................       US$7.250   US$4.730

                                                           U.S. DOLLARS PER ADS
                                                           --------------------
                                                             HIGH        LOW
                                                           ---------   --------
November 2001........................................       US$7.000   US$5.300
December 2001........................................       US$7.250   US$6.450
January 2002.........................................       US$7.450   US$5.750
February 2002........................................       US$6.320   US$5.400
March 2002...........................................       US$6.900   US$5.770
April 2002...........................................       US$6.500   US$5.850
May 2002                                                    US$5.800   US$5.050

The common shares and preferred  shares of Telebrasilia  traded on the Sao Paulo
Stock  Exchange  from  May 18,  1998 to July  30,  1999.  On  August  02,  1999,
Telebrasilia  shares  began  trading on the  Sociedade  Operadora  do Mercado de
Ativos (SOMA), the over-the-counter market. On June 7, 2002, Telebrasilia shares were  substituted  with  shares  of the  Holding  Company  due to the  merger of
Telebrasilia into the Holding Company.  On May 18, 1998,  Telegoias shares began
trading  on  the  Sociedade   Operadora  do  Mercado  de  Ativos   (SOMA),   the
over-the-counter  market.  The  other  Subsidiaries  Telemat,  Telems,  Teleron,
Teleacre,  NBT,  and (as of  December  10,  2001)  Telegoias  are  closely  held corporations, and their shares do not trade on any stock market.

The Holding Company held a general  extraordinary  shareholders meeting on April
26,  2002,  in which it  approved  the meger of  Telebrasilia  into the  Holding
Company and the consequent transfer of the concession to explore cellular mobile services by the Company previously held by Telebrasilia.

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

TRADING ON THE BRAZILIAN STOCK EXCHANGES

Pursuant to an agreement  reached by Brazil's nine stock exchanges,  as of April
2000, all of Brazil's stock markets have been centralized in the Sao Paulo Stock
Exchange.  Thus, in 2001, the Sao Paulo Stock Exchange accounted for 100% of the trading value of equity securities on all Brazilian stock exchanges.

Each  Brazilian  stock  exchange  is a non  profit  entity  owned by its  member brokerage  firms.  Trading on each exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange has two open outcry  trading  sessions each day. The sessions run from 10:00 a.m. to
1:00 p.m.  and from 2:00 p.m.  to 4:45  p.m.  on the Sao Paulo  Stock  Exchange.
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

At December 31, 2001, the aggregate market  capitalization  of approximately 428 companies  listed on the Sao Paulo Stock  Exchange  was  approximately  US$185.4 billion.  Substantially  the same  securities  are listed on the Sao Paulo Stock
Exchange and on the Rio de Janeiro Stock Exchange.  Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases  less than half of the  listed  shares  are  actually  available  for trading by the public,  the remainder  being held by small groups of controlling persons that rarely trade their shares. For this reason,  data showing the total market  capitalization  of  Brazilian  stock  exchanges  tend to  overstate  the liquidity of the Brazilian equity securities market.

The Brazilian equity market is relatively  small and illiquid  compared to major world  markets.  In 2000,  the combined  daily trading  volumes on the Sao Paulo
Stock  Exchange and the Rio de Janeiro  Stock  Exchange  averaged  approximately
US$265  million.  In 2001,  the stocks of the  approximately  30 companies  that comprise the stock index of the Sao Paulo Stock  Exchange  (about 30  companies)
accounted  for  approximately  79.5% of all  trading on the spot  markets in all
Brazilian stock exchanges.

Trading on Brazilian  stock  exchanges by  nonresidents  of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

REGULATION OF BRAZILIAN SECURITIES MARKETS

    GENERAL

The Brazilian  securities market is regulated by the CVM, which is the Brazilian equivalent of the U.S.  Securities and Exchange  Commission (the "SEC"), and the
BANCO  CENTRAL DO BRASIL,  which is the  Brazilian  central  bank (the  "Central
Bank"),  both  subordinated  to the  CONSELHO  MONETARIO  NACIONAL,  the highest regulatory entity within the National  Financial System (the "National  Monetary
Council").  While the CVM has authority  over the  organized  exchanges and over other parties  operating in the securities  markets,  including public companies which are bound by its  regulations,  the Central Bank has,  among other powers, licensing authority over financial institutions,  including brokerage firms, and regulates  foreign  investment and foreign exchange  transactions.  The National
Monetary  Council  enacts  general  rules that set the policy for both organs to pursue their regulatory activity. The main legislation under which the Brazilian securities  market  is  regulated  are the Law no.  6,385/76,  as  amended  (the
"Brazilian  Securities  Law"),  the  Law no.  6,404/76,  as  amended  by Law no.
10,303/01 (the "Brazilian  Corporation Law") and the Law no. 4,595/64 as amended
(the "Financial System Law").

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

Inspection  rights  provided  by the Law  consist  of the right of  shareholders representing at least 10% of the voting shares or  shareholders  representing at least 5% of the  non-voting  shares,  to summon  the Audit  Committee  (CONSELHO
FISCAL),  which is established to audit and inspect management and to assess its compliance  with the law and  company's  By-laws.  Such  board  will  have  five members,  of which the non-voting  shareholders  will elect one and the minority voting stock holders  representing at least 10% of total voting stock will elect another. In the case of a public company,  such as the Holding Company,  the CVM enacted a regulation  in January 2000 lowering the threshold to summon the Audit
Committee  to 2% and 1% of voting  stock  and  non-voting  stock,  respectively, applicable to  corporations  with over 150 million REAIS of capital stock,  e.g.
the Holding Company.

In  an  effort  to  increase  the   protection  of  minority   shareholders   of
publicly-traded companies in Brazil, the CVM has enacted a series of regulations broadening the range and assurance of minority  shareholders rights, among these

CVM  Instruction no. 323/00,  which defines  several  hypotheses that constitute abuse of power by the controlling  shareholders,  and CVM  Instructions  299 and
319,  both  enacted  in 1999,  establishing  protective  rules  in the  event of
corporate  restructuring  via  merger,  incorporation,   spin-off,  increase  of
stockholding by the controlling  shareholder or sale of a controlling  number of shares, among other dispositions.

A new law (Law  No.  10.303/01)  alters  and adds  provisions  to the  Brazilian
Corporation  Law and to the Brazilian  Securities  Law. The new law was approved and published on October 31, 2001 and became effective as of March 1, 2002.

Despite the  effectiveness  of the new law and of its  implementing  regulation, corporations  should have adapted  their bylaws to the new rules by  shareholder resolution no later than February 28th, 2003.

Below is a summary of the main  amendments  introduced by Law  10.303/01,  which applies to privately-held corporations:

PREFERRED SHARES

o    New limit of 50% maximum of non-voting  preferred  stock (instead of 2/3 as before)  shall  be  applied  as  of  March  1,  2002  to  new  corporations  and newly-listed (publicly held) corporations (art. 15, ss.2).

o    Preferred  shareholders may no longer elect to receive dividends 10% higher than those paid to common shares,  instead of fixed or minimum  dividends  (art.
17, I).

o    Preferred  share  benefits now  include:  (i)  preference  as to receipt of dividends,  whether  fixed or minimum,  AND/OR (ii)  preference as to receipt of refund of capital, with or without premium (art. 17, I, II and III). Independent
of  these  preferences,   preferred  shares  must  have  one  of  the  following
advantages,  expressed  and detailed in the bylaws,  in order to be traded:  (x)
dividends  equivalent to at least 25% of net profit, with a minimum of 3% of the corporation's net worth and, in case of minimum  dividends,  never less than the dividends paid to the common shares; (y) dividends per share at least 10% higher than those paid to common shares;  or (z) right to be included in a public offer for alienation of control,  with the same rights of the common shares  described in art. 254-A, and dividends at least equal to the common shares.

o    Bylaws may not limit, except for fixed dividend preferred shares, the right to  participate  in increase of capital  resulting  from the  capitalization  of reserve funds or profits (art. 17, ss.5).

o    In case of privatization,  the privatized  corporation may create a special class of  preferred  shares  with  exclusive  property of the  government,  with specific  statutory  rights,  including  the right of veto over certain  matters specified on the statute (art. 17, ss.7).

DEBENTURE BONDS

o    Clarification    of   rule   that    debenture    bonds   may   include   a
monetary-adjustment  clause based on any index not  expressly  prohibited by law
(art.54,  ss.1), with the permission to assure the holder of an option to choose between redeeming titles in currency or in assets (art. 54, ss.2).

o    Registration  of the  term-of-issue  with the Board of Trade,  not with the
Real Estate Registry (art. 62, I e II).

o    Clarification of the rule that debenture bonds are fungible, with allowance for deposits in custody and no requirement to issue certificates (art. 63).

ARBITRATION CLAUSE

o    Bylaws may include provision for compulsory  arbitration in case of dispute between shareholders and the corporation,  and between controlling  shareholders and minority shareholders (art. 109, ss.3).

SHAREHOLDERS AGREEMENT

o    Term of  shareholders  agreement may be  conditioned  upon  occurrence of a future and uncertain event (art. 118,ss.6).

o    Shareholders  Agreement  may provide for  pooling of vote  exercisable  via attorney-in-fact with powers granted for over 1 year (art. 118,ss.7).

o    Shareholder or director vote not conforming to the  Shareholders  Agreement will not be taken into account (art.  118,  ss.8),  and in case of abstention or absence of the shareholder or director, the voting rights of such shareholder or director are transferred to any person prejudiced by such abstention or absence, provided that such person votes in conformity  with the  Shareholders  Agreement
(art. 118, ss.9).

o    Each  Shareholder  bound  by  a  shareholders  agreement  shall  appoint  a representative  to receive  communications  and  provide  the  corporation  with information  (art.  118,  ss.10).  The  corporation  has  the  right  to  demand explanation from such representative regarding the content of the clauses of the
Shareholder Agreement (art. 118, ss.11).

RIGHT TO WITHDRAW

o    A dissenter may withdraw from the  corporation  if the  corporation  merges with another  corporation or becomes a member of a conglomerate of corporations, provided that the class of shares owned by the dissenter does not have liquidity and  dispersion in the market.  A class of shares has liquidity when such shares integrate a general index  representing  a group of  securities  transacted in a stock  market in Brazil or  abroad.  A class of shares has  dispersion  when the controlling  shareholder  represents less than fifty percent (50%) of the shares of such class  (art.137,  II). A dissenter  may also  withdraw in the event of a spin-off  of the  corporation,  provided  that  (a)  there  is a  change  in the corporate  purpose,  unless the assets are transferred to a another  corporation whose  prevalent  activity  remains  the same as the  corporate  purpose  of the spun-off  corporation;  (b) a reduction of the mandatory dividend occurs; or (c)
the spun-off  corporation  becomes a member of a  conglomerate  of  corporations
(art. 137, III).

BOARD OF DIRECTORS

o    Bylaws may allow employees to appoint, in assembly,  a representative to be member of the Board of Directors (art. 140).

o    Bylaws  may  state  qualified  quorum  for  deliberations  of the  Board of
Directors regarding certain matters, which will bind all shareholders (art. 140,
IV).

o    Minority  shareholders  representing  at least 20% of the voting capital of privately-held  corporations will no longer have the right to separately elect a member of the Board of Directors (art. 141, ss.4). Instead,  either the minority shareholders  representing  fifteen percent (15%) of the voting capital,  or ten percent (10%) of the capital  represented by preferred shares with non-voting or restricted voting rights,  will have the right to elect one member of the Board, in a separate vote  excluding  the  controlling  shareholder,  provided that the
minority   shareholders  own  such  shares  for  at  least  a  period  of  three uninterrupted months immediately prior to the date of the general meeting.

o    In order to be admitted to the Board of  Directors,  foreign  persons  must maintain a Brazilian  resident  attorney-in-fact  for at least 3 years after the end of his/her office term (art. 146, ss.2).

o    Directors  are  expressly  prohibited  (i) from  acting  simultaneously  as directors of competing corporations;  and (ii) from having conflicting interests with the corporation (art. 147, ss. 3).

STATUTORY AUDIT COMMITTEE

o    Increase of the type of individual  action that may be taken by the members of the  Audit  Committee  by  authorizing  the Audit  Committee  and each of its members,  individually,  to: (i)  supervise the acts of the  administrators  and verify the  fulfillment of his/her legal and contractual  duties;  and (ii) keep administration  bodies and the General  Shareholders  Assemblies informed of any errors,  frauds or crimes that they may  discover,  also advising the company on the proper course of action to be taken (art. 163, I and IV).

o    Clarification of the rule that requests for explanation or information made by the Audit Committee relate to its supervisory  function (art. 163, ss.2), and that its duties must always be exercised to the benefit of the corporation, with no permission to a member of the Audit  Committee to use legal  prerogatives  to the detriment to the  corporation or for personal or  third-party  benefit (art.
165, ss.1).

RETENTION AND RESERVE OF PROFITS

o    Whenever the capital  budget  related to the  retention of net profit has a term longer  than one fiscal  year,  it should be reviewed  annually in order to avoid inappropriate retention of profit (art. 196, ss. 2).

o    Only the amount corresponding to the total mandatory dividend exceeding the realized  amount of net  profit of the  fiscal  year may be  transferred  to the reserve of profits to be realized (other rules about the profits reserve are set forth in the first and second  paragraphs  of  article  197).  According  to the previous system,  all profit  financially not realized exceeding the amount used to fund legal reserves (arts. 193 to 196) may be deducted from net profit of the fiscal year for purposes of assessment of the net adjusted profit,  which is the base of calculation of the minimum  mandatory  dividend.

o    Capital  reserves  may  only be  used  to (i)  absorb  losses  that  exceed accumulated  profits;  (ii) redeem,  reimburse or purchase shares,  (iii) redeem beneficiary  interests,  (iv) integrate the  corporation's  capital,  or (v) pay dividends to preferred shares where such right is guaranteed (art. 200).

REDEMPTION OF SHARES

o    Redemption  of one or  more  classes  of  shares  should  be  submitted  to shareholder  approval  in  General  Assembly  representing  at least half of the shares of the class(es) in question. However, bylaws may dispose otherwise (art.
44, ss. 6).

MERGER WITH CONTROLLED COMPANY

o    Expansion of procedures already foreseen for upstream mergers to downstream mergers (art. 264,ss.4).

STATUTE OF LIMITATION

o    Except in the cases  subject to one year statute of limitation  (art.  287,
I), all lawsuits filed by shareholders  against the  corporation,  regardless of the  foundation  of the action,  will be subject to a statute of  limitation  of three years (art. 287, II, g).

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

    SHARE CAPITAL

The Company's  capital stock is comprised of preferred shares and common shares, all without par value.  At April 26, 2002,  the  Company's  capital  comprised a total of  379,200,036,582  shares,  252,766,698,473  being preferred  shares and
126,433,338,109  common shares.  The Company's share capital may be increased by resolution of the Board of Directors,  up to the limit of 700,000,000,000 shares as authorized by the by-laws.  Any increase in the authorized capital limit must be approved by shareholders' vote.

The Company's preferred shares are non-voting except under limited circumstances and are entitled to a preferential, non-cumulative dividend and to priority over the common shares in the case of the Company's liquidation.

Under Brazilian  corporation law, the number of non-voting shares or shares with limited voting rights,  such as the Company's  preferred shares,  may not exceed fifty percent (50%) of the total number of shares, although corporations already existing at the time of enactment of the new corporation law will have the right to maintain  the old  parameters  of 1/3 of common  shares and 2/3 of  preferred shares.

The majority of the members of the  Company's  Board of Directors are elected by the controlling  shareholders of the Company's common stock. Board members, even if appointed and/or elected by one specific  shareholder,  have fiduciary duties towards all shareholders and the obligation to perform their duties on behalf of the  Company's  interests.  According  to  the  new  corporation  law,  minority shareholders  representing  at least  10% of  preferred  shares or 15% of common shares,  in each case,  will have the right to appoint a  representative  to the
Company's  Board of  Directors  in a separate  vote  excluding  the  controlling shareholder,  provided  that the  minority  shareholders  own such shares for at least a period of three  uninterrupted  months  immediately prior to the date of the general meeting.

    DISCLOSURE OF INCREASE IN PARTICIPATION

Pursuant to  Instruction  no.  299/99 of the CVM, as  amended,  any  increase in equity  participation  in the Company,  by the  controlling  shareholder  of the
Company,  which  equals to or exceeds 5% of any class of ordinary  or  preferred shares, must be communicated  immediately,  by such controlling shareholder,  to the CVM and to the relevant stock exchange where the Company's shares are traded
(the Sao Paulo  Stock  Exchange).  The  concept  includes a  potential  increase defined  as the  acquisition  of  convertible  debentures  or  warrants  by such controlling shareholder.

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

Any  change  in  the   preference,   benefits,   conditions  of  redemption  and
amortization  of the  preferred  shares,  or the  creation  of a class of shares having  priority or  preference  over the  preferred  shares,  would require the approval  of the  holders of a majority  of such  preferred  shares at a special meeting of preferred shareholders. Such a meeting would be called by publication of notices  in  Brazilian  newspapers.  The CVM may  authorize,  even in case of special meetings of preferred shareholders, a reduction of the quorum under this article in the case of a publicly-held  corporation whose shares are widely held and whose last three general meetings were attended by shareholders representing less than one-half of the voting shares.  In any  circumstances in which holders of preferred  shares are entitled to vote, each preferred share will entitle the holder to one vote.

    PREEMPTIVE RIGHTS

Each  shareholder has a general  preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the  publication of notice of the capital  increase is allowed for the exercise of the right. The preemptive right can be negotiated by its holder with other  parties.  However,  a  shareholders'  meeting is  authorized to eliminate preemptive rights or to reduce such 30-day term, with respect to the issuance of new shares,  debentures and warrants convertible into new shares up to the limit of the  authorized  share  capital,  provided  that  the  distribution  of these securities  is effected:  (i) on a stock  exchange;  (ii) in a public  offering;
(iii) through an exchange of shares in a public offering the purpose of which is to takeover  control of another  company,  or (iv) to benefit  from  certain tax incentives.  (The new law grants the  possibility  to reduce the 30-day  term to exercise the mentioned  right,  in cases pursuant to an exchange for shares in a public offer for the acquisition of control.)

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

    RIGHT OF REDEMPTION

Subject  to the right of a  dissenting  shareholder  to seek  redemption  upon a decision made at a shareholders'  meeting by shareholders  representing over 50%
of the voting  shares,  the Company's  common shares or the Company's  preferred shares are not  redeemable.  The dissention of a shareholder  upon a decision on the following  matters shall entail the right of  redemption:  (i) to change the preference  condition of the Company's  preferred shares or to create a class of shares having priority or preference over the Company's  preferred shares;  (ii)
to reduce the  mandatory  of  dividend  amount;  (iii) to change  the  Company's corporate  purposes;  (iv) to swap all of the  Company's  shares  with  those of another  company in order to make the Company a wholly-owned  subsidiary of that company;  (v) to approve  the  takeover of another  company,  the price of which exceeds certain limits set forth in the Brazilian corporation law; (vi) to merge or consolidate the Company with another company,  if certain liquidity standards of our shares, provided in the Brazilian corporation law, are not met; and (vii)
to  become a  member  of a  conglomerate  of  companies,  if  certain  liquidity standards of Company shares,  provided in the Brazilian corporation law, are not met. The right to redemption  lapses 30 days after publication of the minutes of the relevant  shareholders'  meeting or,  whenever the  resolution  requires the approval of the holders of preferred  shares by vote taken in a special  meeting of a majority  of the holders of  preferred  shares  affected by the  resolution within 30 days from the publication of the minutes of that special meeting.  The
Company  would be entitled to  reconsider  any action  giving rise to redemption rights within 10 days following the expiration of those rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability of the Company, as the case may be.

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

    SCOPE

The  contract  authorizes  NBT to  exclusively  use  certain  sub-band  cellular frequencies  from 835,0 to 845,0 MHz and certain  associated  radio  frequencies from 880,0 to 890,0 MHz and 891,5 to 894,0 Mhz for transmission in Area 8.

The  authorization  to operate the cellular  services is for na indefinite term, subject to  certain  conditions.  However,  the  authorization  to use the radio frequency is limited to 15 years and may be renewed once for another 15 years.

    CONSIDERATION

NBT  agreed to pay  R$60,550,000.00  to  ANATEL  for the  right to  explore  the cellular service and to use the associated radio frequency as follow:

o  R$24,220,000.00  in the  date of the  signature  of the  authorization  term, equivalent to 40% of the total amount;
o  R$12,110,000.00 in November 27, 1999, equivalent to 20% of the total amount;
o  R$12,110,000.00 in November 27, 2000, equivalent to 20% of the total amount;
o  R$12,110,000.00 in November 27, 2001, equivalent to 20% of the total amount.

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

    NBT RIGHTS, GUARANTEES AND OBLIGATIONS

In  general,  NBT  is  responsible  for:  the  assurance  of  an  available  and
commercially   operational  Mobile  Cellular  Service  in  accordance  with  the authorization,  the  performance  of services at prices in  conformity  with the agreement  and  the  "Proposal";  providing  information  about  implementation, improvements or expansion of the service, being emphasized that ANATEL will keep this information confidential;  the use of certified equipment, the allowance of access to documents and places related to the authorization,  the maintenance of the  integrity  of the  assets of the  service;  the  continuance  of an updated inventory and register of patrimony  used in the  operation of the service;  the maintenance of adequate  customer  care;  the annual  publication of the company financial  demonstratives;  and the  promotion  of the  balance of the  economic financial condition of the authorization.

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

    ASSIGNMENT

Either the authorization or NBT's rights and interests may be transferred, after
60 months from the beginning of the commercial operation of the service, subject to ANATEL approval, and after the payment of an inspection tax.

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
Under  the  Annex  V  Regulations,   a  foreign   investment   registration   (a
"Registration")  is issued by the Central  Bank in favor of the  Depositary  and held by Banco Itau S.A.,  which has custody of the Preferred  Shares  underlying the ADSs (the "Custodian"), on the Depositary's behalf. The Registration applies to the entire  Preferred Shares portfolio held by the Custodian on behalf of the
Depositary  as agent  for the ADS  Holders.  It  allows  the  Custodian  and the
Depositary  to convert  dividends,  interest  on equity  payments  or share sale proceeds,  in respect of the  Preferred  Shares  represented  by the ADSs,  into foreign  currency and remit such amounts outside Brazil.  The amount provided in the Registration  varies depending on the number of ADSs and Preferred Shares in the Depositary portfolio.  When new Preferred Shares are added to the Depositary portfolio, new ADSs are issued. Conversely, when Preferred Shares are subtracted from the  Depositary  Portfolio,  a number of ADSs are  canceled.  Other Annex V
Regulations  provide  for a  requirement  of  prior  approval  by the CVM of ADS programs  and  favorable  tax  treatment.  SEE  ITEM  9 THE  "OFFERING  AND  THE
LISTING--MARKETS--REGULATION   OF   BRAZILIAN   SECURITIES   MARKETS--DEPOSITARY
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
federal income tax consequences of the acquisition, ownership and disposition of
Preferred  Shares  or  ADSs,  but it  does  not  purport  to be a  comprehensive description of all the tax considerations  that may be relevant to a decision to purchase  Preferred  Shares or ADSs.  The  summary is based upon the tax laws of
Brazil and  regulations  thereunder and on the tax laws of the United States and regulations  thereunder  as in effect on the date  hereof,  which are subject to change,  possibly with retroactive effect, and also based on the representations of the  Depositary  and on the  assumption  that each  obligation in the Deposit
Agreement  relating  to ADSs and any  related  documents  will be  performed  in accordance with its terms.  PROSPECTIVE  PURCHASERS OF PREFERRED  SHARES OR ADSS
SHOULD  CONSULT  THEIR  OWN  TAX  ADVISORS  AS TO THE  TAX  CONSEQUENCES  OF THE
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

Non-Brazilian  holders  are not  subject to tax in Brazil on gains  realized  on sales of  Preferred  Shares or ADSs that occur  abroad or on the  proceeds  of a redemption of, or a liquidating  distribution  with respect to Preferred Shares.
As a general  rule,  non-Brazilian  holders  are  subject to a  withholding  tax imposed at a rate of 15% on gains  realized on sales or  exchanges  of Preferred
Shares  that  occur in Brazil to or with a  resident  of  Brazil,  outside  of a
Brazilian stock exchange.

Non-Brazilian holders are subject to withholding tax at a rate of 10% (increased to 20% for  transactions  carried  out on or  after  January  1,  2002) on gains realized on sales or  exchanges  in Brazil of  Preferred  Shares that occur on a
Brazilian Stock Exchange unless such sale is made by a non-Brazilian  holder who is not  resident in a tax haven (as  described  below) and on a Brazilian  stock exchange within five business days of the withdrawal of such Preferred Shares in exchange for Preferred ADSs and the proceeds  thereof are remitted abroad within such five-day  period or such sales are made under the Annex IV  Regulations  by certain qualified  institutional  non-Brazilian  holders which register with the
CVM.  Gains  realized  from  transactions  on a Brazilian  stock  exchange by an investor under Annex IV Regulations  are not subject to tax (except as described below).

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

As of January 1, 2000, the  preferential  treatment  under Annex IV is no longer applicable if the non-Brazilian holder of the Preferred ADSs or Preferred shares is resident in a tax haven - I.E.,  countries  that do not impose  income tax or where the income tax rate is less than 20% - in accordance with Law No. 9959, of
January 27, 2000.

In other words,  gains realized by such holder on the sale or exchange in Brazil that occur in the spot  market of shares  traded on a Brazilian  stock  exchange will be taxed at a rate of 10%.).  Law 9,959 also provides that such rate of 10%
on gains  realized on the sale or exchange in Brazil of preferred  shares,  that occur on a Brazilian Stock Exchange,  will be increased to 20% for  transactions carried out on or after January 1, 2002.

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
PROSPECTS--LIQUIDITY  AND CAPITAL  RESOURCES."  The rate of interest  may not be higher  than the  Federal  Government's  long-term  interest  rate (the TJLP) as determined  by the Central  Bank from time to time (9.5% per annum for the three month period ending June 30, 2001). The total amount  distributed as interest on capital may not exceed the greater of (i) 50% of net income  (before taking such distribution  and any  deductions for income taxes into account) for the year in respect of which the  payment is made or (ii) 50% of retained  earnings  for the year  prior to the year in respect of which the  payment  is made.  Payments  of
interest  on  capital  are  decided  by  the   shareholders   on  the  basis  of
recommendations of the company's board of directors.

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

In addition to the IOF tax, the temporary contribution on financial transactions
("CPMF  tax") is  currently  levied at a rate of 0.38% on all fund  transfers in connection with financial  transactions in Brazil.  The CPMF tax charging period was expected to expire on June 16, 2002. However, the Brazilian Congress enacted
Constitutional  Amendment 37 on June 13,  2002,  which has extended the charging period of the CPMF tax until December 31. 2004. Constitutional Amendment 37 also provided that the CPMF tax will be levied at a rate of 0,38% until  December 31,
2003, and 0,08% during the rest of the period until  December 31, 2004.  Another relevant  issue  related to CPMF tax rules is the  possibility  of  exemption to stock exchange  transactions  performed in Brazil,  authorized by Constitutional
Amendment 37 and to be implemented by federal regulations.

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

    U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividend payments with respect to ADSs or Preferred Shares and proceeds from the sale,  exchange  or  redemption  of ADSs or  Preferred  Shares may be subject to information  reporting to the U.S. Internal Revenue Service ("IRS") and possible
U.S. backup  withholding at a rate currently  equal to 30%.  Backup  withholding will  not  apply,  however,  to  a  holder  who  furnishes  a  correct  taxpayer identification  number or  certificate  of  foreign  status  and makes any other required  certification  or who is  otherwise  exempt from  backup  withholding.
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

DOCUMENTS ON DISPLAY

The documents  referred to herein may be inspected at the  Company's  registered office at SCS, QUADRA 2, BLOCO C, 7 ANDAR, 70.319-900, BRASILIA, DF, BRAZIL.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The  Company is exposed to market  risk from  changes in both  foreign  currency exchange rates and interest  rates.  The Company is exposed to  foreign-exchange rate risk (only with  regard to its  non-hedged  debt),  because  certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns  revenues  (primarily  the real).  Similarly,  the  Company is subject to market risk deriving from changes in interest  rates which may affect the cost of its financing.  Interest rate risk results from the possibility that the Company may incur losses due to interest rate  fluctuations  which raise the balance of  liabilities  associated  with loans and  financing  obtained  in the
market  and  their  financial  expenses.   The  Company  has  not  entered  into
derivatives  contracts in order to hedge against this risk. However, the Company continuously  monitors interest rates in order to evaluate the possible need for derivative  contracts  to  protect it against  the risk of  volatility  of these rates.

The  Company  does not use  derivative  instruments,  such as  foreign  exchange forward  contracts,  foreign currency  options,  interest rate swaps and forward rate  agreements,  to  manage  these  market  risks,  nor  does it hold or issue derivative or other financial  instruments for trading purposes,  except for the
hedge   contracted.   SEE  ITEM  5   "OPERATING   AND   FINANCIAL   REVIEW   AND
PROSPECTS--FOREIGN EXCHANGE AND INTEREST RATE EXPOSURE."

EXCHANGE RATE RISK

The Company has  exchange  rate  exposure  with respect to the U.S.  dollar.  On
December 31, 2001,  approximately R$307.68 million of the Company's indebtedness and R$61.6  million of the  Company's  contingencies  were  denominated  in U.S.
dollars.  The potential  immediate loss to the Company on such indebtedness that would  result only in the amount of R$39,9  million,  once  R$267.78  related to liabilities in foreign exchange are hedged against foreign currency exposure. In addition, if such a change were to be sustained, the Company's cost of financing would  increase in proportion  to the change.  However,  due to departures  from agreed  procedures in connection  with the Breakup of TELEBRAS for assigning the right to receive payments under such indebtedness, payments on such indebtedness were  suspended  in 1998  and the  Company's  management  has  determined  that, beginning in 1999,  R$61.6 million of such  indebtedness will be treated for all purposes as a  REAL-denominated  liability.  SEE ITEM 5 "OPERATING AND FINANCIAL
REVIEW AND PROSPECTS--FOREIGN EXCHANGE AND INTEREST RATE EXPOSURE" AND SEE NOTES
22 AND 32 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

INTEREST RATE RISK

As of December 31, 2001, the Company had approximately  R$516,9 million in loans and financing outstanding,  of which approximately R$248,9 million bore interest at fixed  rates and  approximately  R$268,0  million  bore  interest at floating
(primarily LIBOR and TJLP-based) rates. The Company invests its excess liquidity
(R$280,7  million at December 31, 2001) mainly in  short-term  instruments.  The potential  loss to the  Company  over one year that would have  resulted  from a hypothetical,  instantaneous  and unfavorable  change of 100 basis points in the interest rates  applicable to financial  assets and  liabilities on December 31,
2001.  The  above  sensitivity  analysis  is  based  on  the  assumption  of  an unfavorable  100 basis point movement of the interest  rates  applicable to each homogeneous  category of financial  assets and  liabilities and sustained over a period of one year. A homogeneous  category is defined according to the currency in which  financial  assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g. U.S. dollars).  As a result,  the Company's  interest rate risk sensitivity model may overstate the impact  of  interest  rate  fluctuations  for  such  financial  instruments,  as consistently  unfavorable movements of all interest rates are unlikely. SEE NOTE
22 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

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
               on November 27, 1998.
          4.3  Consent of Ernst & Young Auditores Independentes S.C.

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
WITH  RESPECT  TO  LONG-TERM  DEBT  OF THE  COMPANY,  NONE OF  WHICH  AUTHORIZES
SECURITIES  IN A TOTAL  AMOUNT  THAT  EXCEEDS  10% OF THE  TOTAL  ASSETS  OF THE
COMPANY.  THE COMPANY  HEREBY AGREES TO FURNISH TO THE  SECURITIES  AND EXCHANGE
COMMISSION  COPIES OF ANY SUCH OMITTED  PROMISSORY NOTES OR OTHER INSTRUMENTS OR
AGREEMENTS AS THE COMMISSION REQUESTS.

                             INDEX OF DEFINED TERMS

                                                                           PAGE
                                                                           ----
3G systems...................................................................61
AD...........................................................................21
ADRs.........................................................................68
ADSs.........................................................................68
American Depositary Shares...................................................68
Americel.....................................................................35
ANATEL.......................................................................16
ANATEL Decree................................................................39
Annex IV Regulations.........................................................92
Annex V Regulations..........................................................92
Area 7.......................................................................15
Area 8.......................................................................15
Audit Committee..............................................................65
Band A.......................................................................35
Band A Concessions...........................................................15
Band A Service Provider......................................................35
Band A Subsidiary.............................................................1
Band B.......................................................................35
Band B Concessions...........................................................15
Band B Service Provider......................................................35
Band B Subsidiary,............................................................1
BNDES........................................................................52
Bolsa de Valores de Sao Paulo................................................75
Bolsa de Valores do Rio de Janeiro...........................................75
Brazil........................................................................1
Brazilian Corporation Law....................................................80
Brazilian GAAP................................................................1
Brazilian Securities Law.....................................................80
Breakup......................................................................16
Breakup of TELEBRAS..........................................................16
CCC..........................................................................14
Cellular Region..............................................................16
Cellular Service Rule........................................................39
Central Bank.................................................................80
CGR..........................................................................39
Circuit Switched Data........................................................33
CLC..........................................................................78
Code.........................................................................98

                                                                           PAGE
                                                                           ----
COFINS.......................................................................14
Comissao Brasileira de Comunicacoes..........................................61
Commercial Market.............................................................6
Common Shares................................................................68
Company.......................................................................1
Concessions..................................................................15
Consolidated Financial Statements.............................................1
CPMF tax.....................................................................97
CSLL.........................................................................14
Custodian....................................................................92
CVM..........................................................................66
Deductibles..................................................................24
Deposit Agreement............................................................77
Depositary...................................................................77
dollars.......................................................................1
DSL1.........................................................................21
DSL2.........................................................................21
e&.......................................................................98
EMBRATEL.....................................................................16
emerging market...............................................................9
Equity Withdrawing Rights....................................................81
Extreme South Stock Exchange.................................................79
Federal Government............................................................2
financial services...........................................................99
Financial System Law.........................................................80
FISTEL.......................................................................31
Fixed-Line Region............................................................16
Floating Market...............................................................6
Floating Market Rate..........................................................7
GDP..........................................................................17
General Telecommunications Law...............................................16
GVT..........................................................................36
Holding Company...............................................................1
IBGE.........................................................................17
ICMS.........................................................................14
IGP-DI.......................................................................12
IGP-M.........................................................................2
Income Statement Data.........................................................3
IOF tax......................................................................97

                                                                           PAGE
                                                                           ----
IRS.........................................................................100
LIBOR........................................................................50
Minimum Law..................................................................39
minority interests............................................................4
mirror companies.............................................................36
National Monetary Council....................................................80
NBT...........................................................................1
New Holding Companies........................................................16
non-Brazilian holder.........................................................94
non-U.S. holder..............................................................99
Noon Buying Rate..............................................................1
Norte Brasil Telecom S.A.....................................................48
off-peak calls...............................................................21
Parana Stock Exchange........................................................79
Pernambuco and Paraiba Stock Exchange........................................79
PETROBRAS....................................................................64
PFIC........................................................................100
Predecessor Companies........................................................15
Preferred Shares.............................................................68
Proposal.....................................................................90
R$............................................................................1
reais.........................................................................1
real..........................................................................1
Real Plan.....................................................................8
Region.......................................................................16
Registered Capital...........................................................97
Registration.................................................................92
SAF..........................................................................34
SEC..........................................................................80
Service Quality Memorandum...................................................41
Sistel.......................................................................68
Shareholders Essential Rights................................................81
SMC..........................................................................38
SMS..........................................................................33
SMP..........................................................................12
Splice.......................................................................15
STFC.........................................................................38
Stock Exchange Unification Program...........................................78
Sub Credito B................................................................52
Subsidiaries..................................................................1
Subsidiary....................................................................1
Teleacre......................................................................1
TELEBRAS.....................................................................15
TELEBRAS Loans...............................................................51
TELEBRAS System..............................................................15
Telebrasilia..................................................................1
Telecommunications Regulations...............................................16

                                                                           PAGE
                                                                           ----
Telegoias.....................................................................1
Telemar......................................................................37
Telemat.......................................................................1
Telems........................................................................1
Teleron.......................................................................1
TIM..........................................................................37
TJLP.........................................................................52
U.S. dollars..................................................................1
U.S. GAAP.....................................................................2
U.S. holder..................................................................98
US$...........................................................................1
VC1..........................................................................21
VC2..........................................................................21
VC3..........................................................................21
WAP..........................................................................18

TECHNICAL GLOSSARY

The following  explanations  are not intended as technical  definitions,  but to assist the general  reader to  understand  certain  terms as used in this Annual
Report.

ACCESS CHARGE: Amount paid per minute charged by network carriers for the use of their  network by other  network  carriers.  Also  known as an  "interconnection charge" or "network usage charge."

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

BASE STATION: A radio  transmitter/receiver  that maintains  communications with the  cellular  telephones  within a given  cell.  Each base  station  in turn is interconnected  with other  base-stations and with the public switched telephone network.

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

CELLULAR  SERVICE:  A mobile  telecommunications  service provided by means of a network of interconnected  low-powered  base-stations,  each of which covers one small  geographic  cell  within  the total  cellular  telecommunications  system service area.

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

NETWORK USAGE CHARGE: Amount paid per minute charged by network carriers for the use of their network by other network carriers. Also known as an "access charge"
or "interconnection charge."

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

                                    TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                    By:  /S/  MARIO  CESAR   PEREIRA  DE  ARAUJO
                                    --------------------------------------------
                                    Name:  Mario Cesar  Pereira de Araujo
                                    Title: President

Dated:  July 1, 2002

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                       CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                         REPORT OF INDEPENDENT AUDITORS

Directors and Shareholders
TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

We have  audited the  accompanying  consolidated  balance  sheets of Tele Centro
Oeste Celular  Participacoes  S.A. and  subsidiaries as of December 31, 2001 and
2000,  and  the  related  consolidated  statements  of  operations,  changes  in shareholders'  equity and cash  flows for each of the three  years in the period ended December 31, 2001. These financial  statements are the  responsibility  of the Company's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated  financial statements referred to above present fairly, in all material  respects,  the consolidated  financial position of Tele
Centro Oeste Celular  Participacoes  S.A. at December 31, 2001 and 2000, and the
consolidated  results of its operations and its cash flows for each of the three years in the period ended  December  31, 2001,  in  conformity  with  accounting principles  generally accepted in Brazil,  which differ in certain respects from those followed in the United States of America (See Note 29).

                 Ernst & Young Auditores Independentes S.C.
                            /s/ Luiz Carlos Nannini
                                    Partner

Brasilia, Brazil

January 31, 2002

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                          CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 2001
                     (In thousands of Brazilian Reais - R$)

                                               NOTE       2000          2001
                                              ------   ----------     ---------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents................              450,131        326,637
  Marketable securities....................     12       158,701        362,310
  Trade accounts receivable, net...........     13       161,010        186,762
  Deferred income taxes and
   recoverable taxes.......................     14       107,380        120,222
  Handset and accessory inventories........               52,082         29,399
  Other assets.............................               28,275         33,124
                                                      -----------    -----------
Total current assets.......................              957,579      1,058,454

NONCURRENT ASSETS
  Deferred income taxes and
   recoverable taxes.......................     14        66,282         55,616
  Loans and financial investments..........                2,673              -
  Other assets.............................                4,018          3,922
                                                      -----------    -----------
Total noncurrent assets....................               72,973         59,538

PERMANENT ASSETS
  Investments..............................                5,445         10,470
  Property, plant and equipment, net ......     15     1,083,754      1,078,882
  Deferred charges, net....................     16        35,158         32,981
                                                      -----------    -----------
Total permanent assets.....................            1,124,357      1,122,333
                                                      -----------    -----------
Total assets...............................            2,154,909      2,240,325
                                                      ===========    ===========

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                          CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 2001
                     (In thousands of Brazilian Reais - R$)

                                               NOTE       2000          2001
                                              ------   ----------     ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Payroll and related accruals...............   17         6,969           6,849
  Accounts payable and accrued expenses......   18       227,757         152,524
  Indirect taxes.............................   19        61,002          79,869
  Deferred taxes and income taxes payable....   20         9,838           7,927
  Participation in results of operation......   21        51,781         109,092
  Loans and financing........................   22       490,239         279,507
  Payable for concession (license)...........             19,423               -
  Other payables.............................              8,867          40,612
                                                      -----------    -----------
Total current liabilities....................            875,876         676,380

NONCURRENT LIABILITIES
  Accounts payable and accrued expenses......   18         1,047           1,790
  Deferred taxes and income taxes payable....   20        71,646          56,087
  Loans and financing........................   22        18,910         237,477
  Provision for contingencies................   23        62,996          76,476
                                                      -----------    -----------
Total noncurrent liabilities.................            154,599         371,830

MINORITY INTERESTS...........................             82,136          65,557
CAPITALIZABLE FUNDS..........................                126             126

SHAREHOLDERS' EQUITY
  Capital....................................            386,865         588,865
  Capital reserve............................            124,610         102,507
  Legal reserve................................           36,349          46,754
  Revenue reserve............................             97,675               -
  Retained earnings .........................            396,673         395,132
  Treasury stock.............................                  -          (6,826)
                                                      -----------    -----------
Total shareholders' equity...................   25     1,042,172       1,126,432
                                                      -----------    -----------
Total liabilities and shareholders' equity...          2,154,909       2,240,325
                                                      ===========    ===========

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
               December 31, 1999, 2000 and 2001 (In thousands of
             Brazilian Reais, except shares and per share amounts)

                                                  YEARS ENDED DECEMBER 31
                                        ----------------------------------------
                                        NOTE    1999         2000        2001
                                        ----  ---------   ----------  ----------
Net operating revenue.................  4      666,660      930,646   1,248,131
Cost of services rendered and
cost of products sold.................  5     (326,514)    (532,163)   (663,158)
                                              ---------   ----------  ----------
Gross margin..........................         340,146      398,483     584,973
Operating expenses
    Selling expenses .................  6     (118,592)    (126,163)   (195,020)
    General and administrative
      expenses........................         (64,539)     (78,420)   (110,300)
    Other net operating results.......  7      (14,020)      (9,618)     (4,513)
                                              ---------   ----------  ----------
Operating income before net
  financial results....................        142,995      184,282     275,140
Net financial results.................. 8      (47,640)     (30,063)    (43,471)
                                              ---------   ----------  ----------

Operating income.......................         95,355      154,219     231,669
Net non-operating results.............. 9       (6,055)     (19,539)    (25,668)
Employees' participation...............         (1,866)      (1,878)     (2,346)
                                              ---------   ----------  ----------
Income before income taxes
  and minority interest                         87,434      132,802     203,655
Income and social contribution
  taxes................................ 10     (29,857)     (40,159)    (56,501)
                                              ---------   ----------  ----------

Income before minority interest.........        57,577       92,643     147,154

Minority interest.......................       (11,531)     (19,980)    (13,864)
Reversal of interest on own capital.....        53,542       30,981      45,297
                                              ---------   ----------  ----------

Net income..............................        99,588      103,644     178,587
                                              =========   ==========  ==========

Outstanding shares at
  end of year (thousands)...............   364,399,028  364,399,028  366,463,335

Profit per thousand shares (R$).........          0.27         0.28         0.49
                                              =========   ==========  ==========

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
                        December 31, 1999, 2000 and 2001
                     (In thousands of Brazilian Reais - R$)

                                                 1999        2000        2001
                                              ---------   ----------  ----------

OPERATING ACTIVITIES:
   Net income...............................    99,588      103,644     178,587
   Adjustments to reconcile
   net income to cash provided by
   operating activities:
    Depreciation and amortization...........   128,762      154,345     186,056
    Disposal of permanent assets............     7,948       16,482      15,322
    Minority interests......................    11,531       19,980     (13,864)
    Allowance for doubtful accounts.........    75,162       54,873      60,479
   Decrease (increase) in assets:
      Trade accounts receivable.............  (109,365)     (42,629)    (86,231)
      Handset and accessory inventories.....   (19,128)     (32,945)     22,683
      Deferred income taxes and
      recoverable taxes.....................   (28,779)    (109,214)     (2,176)
      Other assets..........................   (11,822)      (9,707)     (2,080)
   Increase (decrease) in liabilities:
      Personnel, social charges
      and benefits..........................       687          733        (120)
      Accounts payable and accrued
      expenses..............................    44,827      121,591     (74,490)
      Indirect taxes........................    21,416       10,749      18,867
      Other current liabilities.............     5,092        3,776      31,745
      Accrued interest......................     2,682       34,641      82,003
      Provision for contingencies...........     2,068          102      13,480
      Deferred income tax ..................    (4,422)     (20,229)    (17,470)
      Participation in results
      of operation..........................   (28,513)       1,073      57,311
      Payable for concession (license)......    12,416      (17,215)    (19,423)
      Other non-current liabilities.........      (151)         433           -
      Minority interests....................   (26,745)     (41,755)     (2,715)
                                              ---------    ---------   ---------
   Net cash provided by operating
   activities...............................   183,254      248,728     447,964
INVESTING ACTIVITIES:
   Marketable securities....................   (87,667)     (71,034)   (203,609)
   Additions to investments.................    (4,451)      (1,432)     (7,314)
   Additions to property, plant and
   equipment................................  (291,038)    (255,678)   (190,317)
   Transfer from fixed assets
   to investments...........................    39,978            -           -
   Addition to deferred assets..............   (32,042)      (7,024)     (1,723)
   Transfer  from  deferred  assets
   to recoverable taxes.....................         -      118,615           -
                                              ---------    ---------   ---------
   Net cash used in investing activities....  (375,220)    (216,553)   (402,963)

FINANCING ACTIVITIES:
   Loans repaid..............................   (3,036)      (5,239) (1,423,210)
   Proceeds from loans.......................   87,927      391,663   1,349,042
   Capitalizable funds.......................        -          (13)          -
   Issuance of preferred shares..............   63,719            -           -
   Premium on issuance of new shares.........       82            -           -
   Treasury stock............................        -            -      (6,826)
   Dividends to minority interest
   of  subsidiaries..........................        -            -      (1,516)

   Payment  to  shareholders'   related
   to premium utilization....................        -            -      (5,485)
   Interest on own capital...................  (49,059)     (37,887)    (80,500)
                                              ---------    ---------   ---------
   Net  cash   provided   by  (used  in)
   financing activities......................   99,633      348,524    (168,495)
Increase (decrease) in cash and
cash equivalents.............................  (92,333)     380,699    (123,494)
Cash and cash equivalents at
beginning of year............................  161,765       69,432     450,131
                                              ---------    ---------   ---------
Cash and cash equivalents at end of year.....   69,432      450,131     326,637
                                              =========    =========   =========

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                     CONSOLIDATED STATEMENTS OF CHANGES IN
                    SHAREHOLDERS' EQUITY FOR THE YEARS ENDED
                        DECEMBER 31, 1999, 2000 AND 2001
                     (In thousands of Brazilian Reais - R$)

                                 CAPITAL   LEGAL   REVENUE  RETAINED  TREASURY
                       CAPITAL   RESERVE  RESERVE  RESERVE  EARNINGS    STOCK      TOTAL
                      ------------------------------------------------------------------

BALANCES AT
DECEMBER 31, 1998..... 253,622         -   23,984  164,952   356,580        -    799,138

Capital increase
with reserves.........  69,525         -        -        -   (69,525)       -          -
Issuance of preferred
shares......            63,718         -        -        -         -        -     63,718
Reversal of
reserves..............       -         -        - (164,952)  164,952        -          -
Premium on issue of
new shares............       -        81        -        -         -        -         81
Assets incorporate
from Coverage S.A.....       -   354,786        -        -         -        -    354,786
Deferred tax on
full indexation.......       -         -        -        -   (46,551)       -    (46,551)
Net income............       -         -        -        -    99,588        -     99,588
Transfer to reserves..       -         -      5,898 112,073  (117,971)      -          -
Interest on own
capital...............       -         -        -        -   (40,132)       -    (40,132)
                      -------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1999..... 386,865   354,867   29,882  112,073   346,941        -   1,230,628

Provision  for
reduction of assets
incorporated from
Coverage..............       -  (230,257)       -        -         -        -    (230,257)
Reversal of reserves..       -         -        - (112,073)  112,073        -          -
Deferred tax on full
indexation............       -         -        -        -   (23,956)       -     (23,956)
Net income............       -         -        -        -   103,644        -     103,644
Transfer to reserves..       -         -    6,467   97,675  (104,142)       -          -
Interest on own
capital/dividends.....       -         -        -        -   (37,887)       -     (37,887)

                      --------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 2000..... 386,865   124,610   36,349   97,675   396,673        -   1,042,172

Capital increase
with reserves......... 202,000   (16,618)       -        -  (185,382)       -           -
Payment to
shareholders' related
to premium
utilization...........       -    (5,485)       -        -         -        -      (5,485)

Treasury stock........       -         -        -        -         -   (6,826)     (6,826)
Dividends to minority
interest of
subsidiaries..........       -         -        -        -    (1,516)       -      (1,516)
Reversal of reserves..       -         -        -  (97,675)   97,675        -           -
Net income............       -         -        -        -   178,587        -     178,587
Transfer to reserves..       -         -   10,405        -   (10,405)       -           -
Interest on own
capital/dividends.....       -         -        -        -   (80,500)       -     (80,500)

                      --------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 2001..... 588,865   102,507   46,754        -   395,132   (6,826)  1,126,432
                      ====================================================================

See the accompanying notes to the consolidated financial statements.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of Brazilian Reais, except per share amounts)

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

     At December 31, 2001, 53.8% of the common shares were owned by BID S.A.

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

        COMPANY                                                    EXPIRATION
        -------                                                    ----------
        Telebrasilia Celular S.A.......................         July 24, 2006
        Telegoias Celular S. A. .......................      October 29, 2008
        Telemat Celular S.A. ..........................        March 30, 2009
        Telems Celular S.A. ...........................    September 28, 2009
        Teleron Celular S.A. ..........................         July 21, 2009
        Teleacre Celular S.A. .........................         July 15, 2009

                                   SECTION 1.

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

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

1.   OPERATIONS AND BACKGROUND (Continued)

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

2.   PRESENTATION OF THE FINANCIAL STATEMENTS

     a. PRESENTATION  OF THE FINANCIAL  STATEMENTS FOR THE YEARS ENDED
        DECEMBER 31, 1999, 2000 AND 2001

        The consolidated  financial  statements were prepared in accordance with
        Brazil's  Corporation Law and regulations  established by CVM - Comissao de Valores Mobiliarios (Brazilian Securities Commission).

        The consolidated financial statements present the financial position and result of  operations of Tele Centro Oeste  Celular  Participacoes  S.A.
        (TCO) and its subsidiaries.

        Minority interest is included in the consolidated  financial  statements of TCO as of December 31, 2001.  This  interest was 11.8%,  3.2%,  2.5%,
        1.6%,  2.9%,  1.7%  and 1.7% of  Telebrasilia  Celular  S.A.,  Telegoias
        Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular
        S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A., respectively.

        The  presentation  of the  consolidated  financial  statements  (assets, liabilities  and  operating  results) is  consistent  with the published financial statements of Tele Centro Oeste Celular Participacoes S.A. and
        its   subsidiaries   and  considers  the   elimination  of  intercompany
        transactions in accordance with Brazil's Corporation Law.

        The consolidated  financial  statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the
        Brazilian  currency  through  December  31,  2000.  Thus  the  financial statements  of the Company for each of the two years in the period ended
        December 31, 2000 were prepared using the integral  restatement  method, in order to express  the  balances  of the  Company in the  currency  of constant purchasing power at December 31, 2000.

        For 2001,  IBRACON (the  Brazilian  Institute of  Independent  Auditors)
        issued a publication stating that financial statements would not have to be  indexed  for 2001 as the  three-year  cumulative  inflation  rate in
        Brazil fell below 100%.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

2.   PRESENTATION OF THE FINANCIAL STATEMENTS (Continued)

     b. INFLATION ACCOUNTING METHODOLOGY

        As  a  result  of  legislation  mandating  the  discontinuation  of  the indexation system for Brazilian corporate law accounting and most fiscal purposes,  together with the option granted by the Brazilian  Securities
        Commission  (Comissao de Valores  Mobiliarios - CVM),  the  consolidated financial  statements  of Tele Centro  Oeste  Celular as of December 31,
        2001 and for the  year  then  ended,  as  published  in  Brazil,  do not recognize  the  effects  of  changes  in  the  purchasing  power  of the
        Brazilian currency that would have been required under the comprehensive indexation system,  applied through December 31, 1995. In July 1997, the three-year  cumulative  inflation  rate for Brazil fell below 100%.  For accounting  purposes,  the Company applied the constant  currency method through December 31, 2000, as required by Brazilian  generally  accepted accounting principles when the inflation rate is material.

        For 1999 and 2000,  the annual  inflation  rates were  20.10% and 9.95%, respectively,  which were  considered  to have a material  effect on the financial statements.  Thus the financial statements of the Company were prepared using the integral  restatement method, in order to express the balances of the Company in  currency  of  constant  purchasing  power of
        December 31, 2000.

        The principal criteria adopted to prepare the fully indexed consolidated financial  statements are in conformity  with the accounting  records of
        Tele  Centro  Oeste  Celular  and its  subsidiaries,  which  observe the accounting practices mentioned in note 3, as follows:

        I.  INFLATION INDEX

            The  consolidated  financial  statements as of December 31, 1999 and
            2000,  were  prepared  on a fully  indexed  basis to  recognize  the effects in the purchasing power of the Brazilian currency during the
            periods   presented  and  expressed  in  the  currency  of  constant purchasing  power at December 31, 2000 by using the monthly  average values of the INDICE GERAL DE  PRECOS-MERCADO  (the  General  Prices
            Index-Market  or  the  "IGP-M")  of  the  FUNDACAO  GETULIO  VARGAS.
            Inflation  for the periods  ended  December  31,  1999 and 2000,  as measured by the IGP-M, was as follows:

            PERIOD                                         ANNUAL INFLATION (%)
            ------                                         --------------------
            Year ended December 31, 1999..................          20.10
            Year ended December 31, 2000..................           9.95

        II. DEFERRED  INCOME TAX EFFECTS OF INDEXATION  ADJUSTMENTS  IN 1999 AND
            2000

            As a result of  legislation  mandating  the  discontinuation  of the indexation  system  for  Brazilian  corporate  law and  most  fiscal
            purposes  at  January  1,  1996,   the   indexation  of  assets  and
            liabilities  for financial  reporting  purposes at December 31, 1999 and 2000 is not permitted for tax purposes.  Accordingly, a deferred tax  liability  arises  from the  excess  of net  assets  shown  for financial reporting purposes over the tax basis of these net assets.
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

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
               (Amounts expressed in thousands of Brazilian Reais,
                           except per share amounts)

2.   PRESENTATION OF THE FINANCIAL STATEMENTS (Continued)

     b. INFLATION ACCOUNTING METHODOLOGY (Continued)

        III. THE RECONCILIATION OF NET INCOME AND SHAREHOLDERS'  EQUITY BALANCES
             BETWEEN   CORPORATE  LAW  AND  TOTAL  RESTATEMENT  IS  AS  FOLLOWS:

                                      NET INCOME          SHAREHOLDERS' EQUITY
                                 -----------------------------------------------
                                  2000        2001        2000         2001
                                 -----------------------------------------------
            Corporate law        129,319    208,104      896,398    1,010,175
            Restatement of net
            permanent assets     (27,062)   (51,270)     239,459      188,189
            Tax effects           12,901     17,403      (81,416)     (64,014)
            Minority interests   (11,514)     4,350      (12,269)      (7,918)
                                 -----------------------------------------------
            In constant currency 103,644    178,587    1,042,172    1,126,432
                                 ===============================================

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

     b. TRADE ACCOUNTS RECEIVABLE, NET

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

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

3.   SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (Continued)

     f. PROPERTY, PLANT AND EQUIPMENT

        Property,  plant  and  equipment  is stated at  average  acquisition  or construction  cost,  monetarily  corrected to December  31,  2000,  less accumulated depreciation.

        The  operation  right  (concession  - area  8) of the - Band B  cellular services relate to subsidiary  Norte Brasil Telecom S.A. was recorded at its  acquisition  cost and is being  amortized  in  accordance  with the concession  terms. In 2001, the Company changed the amortization  period to 15 years, with the aim of conforming the Brazilian GAAP with US GAAP.

        The  materials  for plant  expansion  are stated at average  acquisition cost.

        Maintenance and repair expenses representing  improvements  (increase of installed  capacity or useful life) are capitalized  while the remaining are charged to operating results when incurred.

        Depreciation  is provided  using the  straight-line  method based on the
        estimated  useful  lives  of  the  underlying   assets.  The  respective
        depreciation rates are described in note 15.

     g. DEFERRED CHARGES

        PRE-OPERATING EXPENDITURES

        Income and  expenses  incurred  during the  pre-operating  period by the subsidiary  Norte Brasil  Telecom S.A. are charged to deferred  charges.
        Deferred  charges were not amortized during 1999 as the subsidiary Norte
        Brasil Telecom S.A. did not commence operations until January 2000.

        During the latter part of 2000,  TCO IP, an internet  service  provider, was formed and all the pre-operating  costs were capitalized as deferred charges through October 2001 when TCO IP began operations.

        PREMIUM IN THE MERGER OF COVERAGE PARTICIPACOES S.A.

        On  December  14,  1999,   the   Company's   parent   company   Coverage
        Participacoes  S.A.  was merged  into the  Company  with the  purpose of obtaining  the tax benefit of premium  amortization  in the amount of R$
        354,786, which will be amortized over a 5-year period. As the merger was into a wholly owned subsidiary,  there was no effect on the consolidated financial statements.

     h. INCOME AND SOCIAL CONTRIBUTION TAXES

        Brazilian  income taxes are comprised of the federal  income tax and the social  contribution  tax. At December 31, 2001, the statutory rates for the federal income tax and for the social  contribution tax were 25% and
        9%,  respectively.   For  Brazilian  GAAP  purposes,  income  taxes  are
        accounted for using the liability method.

        As described in note 2 (b) (ii),  the expense  related to the effects of deferred  taxes  from  indexation  adjustments  for  1999  and  2000 are recorded directly against shareholders' equity.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

3.   SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (Continued)

     i. PROVISION FOR CONTINGENCIES

        The provision for  contingencies  was recorded  based on the estimate of
        Company legal advisors on judicial proceedings in process.

     j. NET FINANCIAL RESULT

        The net  financial  result  includes  interest and  monetary  variations resulting from financial  investments  and loans and financing  obtained and provided. Interest on own capital/dividends is also included in this account.  In compliance  with the tax  legislation,  the interest on own capital/dividends  is  recorded as a  financial  expense  for  financial statement  purposes,  according to CVM  Deliberation No. 207 of December
        12, 1996.

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

     m. REVENUE RECOGNITION

        Revenues for services and equipment are  recognized  when the service is provided or when the  equipment  is sold,  respectively.  Revenues  from cellular  telephone  services  consist of  subscription  charges,  usage charges,  network  usage charges and charges for  maintenance  and other customer  services.  Unbilled  revenues  from  the  billing  date to the month-end are estimated and  recognized as revenues  during the month in which the service is provided.  Revenues from  equipment  sales refer to sales of handsets.

        The Company  began selling  prepaid cards during 1999.  The revenue from the sales of these cards is recognized according to the minutes used for each card.  Revenue from unused minutes is deferred until used.  Because the  amount  deferred  is  immaterial,  it has  been  included  in other liabilities.

     n. SEGMENT INFORMATION

        The  Companies  operate  solely in one  segment  of local  and  regional cellular telecommunications.  Until 1999, all revenues were generated in relation to services  provided in or routed through the Federal District and the states of Goias,  Tocantins,  Mato Grosso do Sul,  Mato  Grosso,
        Rondonia, Acre, Maranhao, Para, Amapa, Roraima and Amazonas.

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

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

3.   SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (Continued)

     p. MINORITY INTERESTS

        The Company records minority interest in the statements of operations to reflect the portion of the earnings of  majority-owned  operations  that are applicable to the minority interest partners. See note 2a.

     q. ADVERTISING COSTS

        Advertising  costs are  expensed  as  incurred  and  included in selling expenses.  They amounted to R$ 26,785,  R$ 24,321,  and R$19,207 for the years ended December 31, 2001, 2000, and 1999, respectively.

4.   NET OPERATING REVENUE

                                         1999       2000        2001
                                      ---------  ----------  ---------
     Monthly subscription charges      211,364     194,424     121,486
     Activation fees                     4,080           -           -
     Usage charges                     369,235     349,880     530,162
     Network usage charges             197,079     334,498     526,846
     Sale of handsets and
     prepaid cards                      58,634     274,812     386,665
     Others                             14,942      11,248       8,255
                                      ---------  ----------  ----------
     Gross operating revenue           855,334   1,164,862   1,573,414
     Taxes on gross revenue           (188,674)   (234,216)   (325,283)
                                      ---------  ----------  ----------
     Net operating revenue             666,660     930,646   1,248,131
                                      =========  ==========  ==========

5.   COST OF SERVICES RENDERED AND COSTS OF PRODUCTS SOLD

                                         1999       2000        2001
                                      ---------  ----------  ----------
     Depreciation and amortization    (120,202)   (142,763)   (160,887)
     Personnel                          (8,963)    (11,276)    (11,629)
     Third party materials
     and services                      (78,897)    (95,825)   (125,972)
     Fixed-line network expenses       (27,996)    (26,850)    (37,669)
     Fistel tax                        (30,111)    (51,581)    (53,173)
     Cost of products sold             (50,918)   (194,045)   (273,299)
     Others                             (9,427)     (9,823)       (529)
                                      ---------  ----------  ----------
                                      (326,514)   (532,163)   (663,158)
                                      =========  ==========  ==========

     There are no  customers  who  contribute  more than 10% of gross  operating revenues.

           TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. NOTES TO THE
      CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

6.   SELLING EXPENSES

                                         1999       2000        2001
                                      ---------  ----------  ----------
     Personnel                          (9,815)    (13,827)    (19,592)
     Third party materials and
     services                          (43,734)    (64,000)   (118,251)
     Rent/leasing/insurance             (1,253)     (3,326)     (4,074)
     Depreciation                          (35)          -      (4,448)
     Net losses on trade accounts
     receivable                        (63,618)    (44,790)    (48,301)
     Others                               (137)       (220)       (354)
                                      ---------  ----------  ----------
                                      (118,592)   (126,163)   (195,020)
                                      =========  ==========  ==========

7.   OTHER NET OPERATING RESULTS

                                         1999       2000        2001
                                      ---------  ----------  ----------
     Research and development            (839)      (617)        (436)
     Taxes (except income tax)        (10,485)    (9,801)     (13,822)
     Contingencies                     (1,318)          -           -
     Fines and expenses recovered       3,167       3,354      12,921
     Amortization of the premium -
     Coverage Participacoes S.A.       (5,913)          -           -
     Tax incentives                     4,271           -           -
     Other                             (2,903)    (2,554)      (3,176)
                                      ---------  ----------  ----------
                                      (14,020)    (9,618)      (4,513)
                                      =========  ==========  ==========

8.   NET FINANCIAL RESULTS

                                         1999       2000        2001
                                      ---------  ----------  ----------
    Interest revenue                    42,830     102,835    132,339
    Interest expense                   (37,576)    (98,487)   (89,000)
    Interest on own capital
    (dividends)                        (53,542)    (30,981)   (45,297)
    Net exchange/ monetary
    variations                             648      (3,430)   (41,513)
                                      ---------  ----------  ----------
                                       (47,640)    (30,063)   (43,471)
                                      =========  ==========  ==========

9.   NET NON-OPERATING RESULTS

                                         1999       2000        2001
                                      ---------  ----------  ----------
     Loss on the disposal of
     property, plant and equipment      (6,141)        404     (3,834)
     Amortization of premium -
     Coverage and
     pre-operating expenditures              -     (21,055)   (21,946)
     Other non-operating income             86       1,112        112
                                      ---------  ----------  ----------
                                        (6,055)    (19,539)   (25,668)
                                      =========  ==========  ==========

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
 (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

10.  INCOME AND SOCIAL CONTRIBUTION TAXES

     From January to April 1999, the social  contribution  tax rate was 8%. From
     May 1, 1999 to  January  31,  2000,  the social  contribution  tax rate was increased  to 12%. On February 1, 2000,  the rate was reduced to 9% and has not  changed  since that date.  The income tax rate was 25% for all periods presented.

     Income taxes are as follows:

                                         1999       2000        2001
                                      ---------  ----------  ----------
     Social contribution tax           (5,868)     (14,857)   (19,711)
     Income tax                       (33,063)     (38,203)   (54,193)
     Deferred taxes                     9,074       12,901     17,403
                                      ---------  ----------  ----------
                                      (29,857)     (40,159)   (56,501)
                                      =========  ==========  ==========

     The  table  below is a  reconciliation  of tax  expense  recognized  in the consolidated  income statement and the amount calculated in accordance with the legislation in force:

                                                 1999       2000        2001
                                              ---------  ----------  ----------
     Social contribution tax at statutory
     rates                                     (8,087)     (14,808)    (22,946)
     Social contribution tax on permanent
     additions:
        Others taxes non-deductible              (539)           -           -
        Others                                   (200)        (322)       (666)
     Social contribution tax on permanent
     exclusions:
        Premium amortization                        -        3,498       3,833
        Others                                    336            8          26
     Effects on the constant currency method   (3,216)      (3,010)          -
     COFINS (compensation)                      4,942            -           -
     Others                                       896         (223)         42
                                              ---------  ----------  ----------
     Social contribution tax                   (5,868)     (14,857)    (19,711)
                                              =========  ==========  ==========

     Income tax at statutory rates             (21,858)    (40,297)     (63,739)
     Income tax on permanent additions:
        Others taxes non-deductible             (1,236)          -            -
        Others                                    (394)       (702)      (2,035)
     Income tax on permanent exclusions:
        Premium amortization                         -       9,635       10,648
        Others                                     812          63           37
     Effects on the constant currency method   (10,708)     (8,403)           -
     Tax incentives/others                         321       1,501          896
                                              ---------  ----------  ----------
     Income tax                                (33,063)    (38,203)     (54,193)
                                              =========  ==========  ==========

11.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                 1999       2000        2001
                                              ---------  ----------  ----------
     Cash paid for interest                        535       2,927       85,432
     Cash paid against provisions for               92       3,639            -
     contingencies
     Income tax and social contributions        21,232      54,370       64,446
     paid
     Cash paid for concessions                  19,212      19,289       22,385

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

12.  MARKETABLE SECURITIES

     Marketable  securities  at  December  31,  2001 and 2000  consisted  of the following:

                                     INTEREST             DUE DATE          2000       2001
                            ----------------------------------------------------------------
     Notes from Central     Foreign           exchange
     Bank of Brazil -       variation    plus   annual
     Especial Issuing -     interest  of 6% with  Swap  9/17/2001 and
     government securities  of 100% CDI                   6/17/2004       39,007          -
     Debentures - Unibanco  Prefixed  annual  rate  of
     Leasing Contracts      15% with Swap of 100% CDI     5/1/2003        28,165          -
     Bank Deposit           Prefixed  annual  rate  of
     Certificate - Unibanco 15% with Swap of 100% CDI   3/19/2001 and
                                                          4/25/2001       13,786          -
     Commercial             Prefixed  annual  rate  of
     Paper-Splice do        24% to 25%  with  Swap  of  7/5/2002 and
     Brasil S.A.            100% CDI plus 1.5% p.a.       9/30/2002       77,743    362,310
                                                                       ---------------------
                                                                         158,701    362,310
                                                                       =====================

     The carrying value of the assets equals the fair value.

13.  TRADE ACCOUNTS RECEIVABLE, NET

                                                      2000             2001
                                                 ---------------   -------------
     Accrued amounts                                  42,948           47,193
     Billed amounts                                  143,888          180,350
     Allowance for doubtful accounts                 (25,826)         (40,781)
                                                 ---------------   -------------
                                                     161,010          186,762
                                                 ===============   =============

     The changes in the allowance for doubtful accounts are as follows:

                                     1999              2000             2001
                                  ------------    --------------  --------------
     Balance at beginning of year     28,020          29,036           25,826
     Bad debt expense                 75,162          54,873           60,479
     Write-offs                      (74,146)        (58,083)         (45,524)
                                  ------------    --------------  --------------
     Balance at end of year           29,036          25,826           40,781
                                  ============    ==============  ==============

14.  DEFERRED INCOME TAXES AND RECOVERABLE TAXES

     At December 31, 2001, TCO had the following deferred and recoverable taxes:

                                                      2000             2001
                                                 ---------------   -------------
     Recoverable investment withholding tax                -           26,583
     Recoverable income and social contribution       47,970           48,507
     taxes
     Recoverable income and social contribution
     taxes on premium (Coverage Participacoes         87,773           65,830
     S.A.) - (Note 16)
     Deferred income and social contribution taxes    18,853           19,865
     Recoverable ICMS tax                             17,764           13,355
     Other recoverable taxes                           1,302            1,698
                                                 ---------------   -------------
     Total                                           173,662          175,838
                                                 ---------------   -------------
     Short-term                                      107,380          120,222
     Long-term                                        66,282           55,616
                                                 ================  =============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

14.  DEFERRED INCOME TAXES AND RECOVERABLE TAXES (Continued)

     TCO and its subsidiaries have generated operating income in recent years and its budgets indicate similar results for future years. Therefore, the deferred and recoverable taxes are fully realizable.

     Deferred tax assets are comprised of the following:

                                                      2000             2001
                                                 ---------------   -------------
     Non-deductible provisions:
          Allowance for doubtful accounts              7,744            13,866
          Contingencies                                9,933             4,878
          Others                                       1,176             1,121
                                                 ---------------   -------------
     Total                                            18,853            19,865
                                                 ===============   =============

15.  PROPERTY, PLANT AND EQUIPMENT, NET

     a. COMPOSITION

                                                      2000             2001
                                                 ---------------   -------------
        Construction in progress                     206,052          168,066
        Automatic switching equipment                344,140          445,460
        Transmission and other equipment             761,476          841,249
        Land                                           4,888            6,271
        Buildings                                     41,339           43,822
        Computer equipment                            17,866           39,535
        Operation license (concession)                82,484           82,484
        Other assets                                  80,019           83,164
                                                 ---------------   -------------
        Total cost                                 1,538,264         1,710,051
        Accumulated depreciation                    (454,510)         (631,169)
                                                 ---------------   -------------
                                                1,083,754            1,078,882
                                                 ===============   =============

     b. DEPRECIATION RATES

        Depreciation  rates  applied to  property,  plant and  equipment  are as follows:

                                                                %
                                                 ------------------------------
                                                      2000             2001
                                                 ---------------   -------------
        Automatic switching equipment                  10.00            10.00
        Transmission and other equipment               14.29            14.29
        Buildings                                       4.00             4.00
        Operation license (concession)                  3.33             6.67
        Other assets (excluding land)              5.00 to 20.00    5.00 to 20.00

        The exploration right balance started being amortized in 2001 at a 6.67%
        annual rate in order to adapt the  amortization-period to the concession term.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

15.  PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

     The Company  rents  equipment  and  premises  through a number of operating agreements.  Total rent  expense  incurred  under  these  agreements  is as follows:

                                              1999      2000       2001
                                           ---------- --------   ---------
                                             12,510    14,614     15,610

     Future minimum rental payments under  non-cancelable  operating leases with remaining initial terms in excess of one year at December 31, 2001 are:

                            2002               15,765
                            2003               16,395
                            2004               17,051
                            2005               17,733
                            2006               18,442
                                          ----------------
                            Total              85,386
                                          ================

16.  DEFERRED CHARGES, NET

                                                      2000             2001
                                                 ---------------   -------------
     Pre-operating expenditures - NBT                 38,998           39,055
     Pre-operating expenses amortization              (3,908)          (7,808)
     Other                                                68            1,734
                                                 ---------------   -------------
     Total                                            35,158           32,981
                                                 ===============   =============

     Norte Brasil  Telecom S.A. (NBT) began its operations at the end of October
     1999,  covering 11 of the 97 cities within the Company's operating area. As the  Company's  activities  relating  to the  rendering  of  services  were insignificant  at December 31, 1999, all expenses  incurred until this date were  considered as  pre-operating  and only subject to  amortization  from
     January 2000.

     According to Instruction  No. 349 of the CVM  (Brazilian  Equivalent of the
     Securities  and Exchange  Commission of the U.S.) dated March 6, 2001,  the
     Company  decided on March 28, 2001 to reduce the value of the premium to an amount, which represents the future tax benefit,  since the amortization is a tax-deductible expense.

     The change in the account value is summarized as follows:

                                                      2000             2001
                                                 ---------------   -------------
     Premium Coverage Participacoes S.A.             354,786          354,786
     Write-down                                     (230,257)        (267,013)
                                                 ---------------   -------------
     Future tax benefits                             124,529           87,773
     Reversal of the provision recorded in 2000
     and 2001                                        (22,105)         (21,943)
     Monetary correction                             (14,651)               -
                                                 ---------------   -------------
     Tax credit at end of the year                    87,773           65,830
                                                 ===============   =============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

16.  DEFERRED CHARGES, NET (Continued)

     In 2001 and 2000,  the net amount of the  premium and the  provision  to be amortized,  which  represents  future tax  benefits,  was  recorded  in the balance  sheet as current  and  noncurrent  assets  under  "deferred  taxes recoverable".  The deferred assets  amortization and provision reversal are recorded  as a  nonoperating  result  and the  corresponding  tax credit as income  and social  contribution  taxes,  canceling  the  operating  result effect.

17.  PAYROLL AND RELATED ACCRUALS

                                                      2000             2001
                                                 ---------------   -------------
     Salaries and wages                                1,394              651
     Social charges                                    5,113            5,729
     Accrued benefits                                    462              469
                                                 ---------------   -------------
                                                       6,969            6,849
                                                 ===============   =============

18.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                      2000             2001
                                                 ---------------   -------------
     Suppliers                                       223,891          143,797
     Payments received on behalf of third parties      4,414            9,275
     Other accounts                                      499            1,242
                                                 ---------------   -------------
Total                                                228,804          154,314
                                                 ---------------   -------------
Short-term                                           227,757          152,524
Long-term                                              1,047            1,790
                                                 ===============   =============

19.  INDIRECT TAXES

                                                      2000             2001
                                                 ---------------   -------------
     Value-added tax                                  25,939           35,205
     Fistel tax                                       28,355           37,770
     Other taxes on operating revenues                 6,708            6,894
                                                 ---------------   -------------
                                                      61,002           79,869
                                                 ===============   =============

20.  DEFERRED TAXES AND INCOME TAXES PAYABLE

                                                      2000             2001
                                                 ---------------   -------------
     Income tax payable                                   68                -
     Deferred taxes - liability
     Effects of full monetary correction              81,416           64,014
                                                 ---------------   -------------
     Subtotal deferred taxes                          81,416           64,014
                                                 ---------------   -------------
                                                      81,484           64,014
                                                 ---------------   -------------
     Short-term                                        9,838            7,927
     Long-term                                        71,646           56,087
                                                 ===============   =============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

21.  EMPLOYEES' PROFIT SHARING

                                                      2000             2001
                                                 ---------------   -------------
     Interest on own capital for the year             25,111           57,288
     Interest on own capital for the prior  year       9,841           15,664
     Withholding tax on interest on own capital       (3,778)         (18,828)
     Dividends                                        18,642           52,599
     Employees' profit sharing                         1,965            2,369
                                                 ---------------   -------------
                                                      51,781          109,092
                                                 ===============   =============

22.     LOANS AND FINANCING

                               INTEREST AND MONETARY CORRECTION       DUE DATE          2000      2001
     --------------------------------------------------------------------------------------------------
     NATIONAL CURRENCY
     BNDES               T.J.L.P.  plus annual  interest from 3.5% to  1/15/2002
                         4%.                                              and          84,026  192,030
                                                                       1/15/2008
     BNDES               UMBNDES  variation  plus a loan  charge from  1/15/2002
                         BNDES and annual interest from 3.5% to 4% .      and
                                                                       1/15/2008            -   12,648
     COMMERCIAL PAPER    Annual   discount  of  19%  applied  on  the
                         subscription  date  with  Swap of  103.5% of  1/12/2001      186,913        -
                         CDI.
     BRASIL TELECOM S.A.                      -                        5/21/2002            -    2,917
     OTHER LOANS         Industrial Products Column 20 - FGV            2002 to         1,771    1,707
                                                                         2008
     FOREIGN CURRENCY
     Finimp              Exchange   variation   based   on  the  U.S.  10/3/2002
                         dollar,  plus  Libor  and  0.93%  p.a.  over      e            6,542   11,125
                         Libor, and 2.47% p.a.                        10/30/2002
     COMPROR             Exchange  variation based on the U.S. dollar
                         plus annual interest of 9.30%                 1/7/2002             -    4,447
     PREPAYMENT          Exchange   variation   based   on  the  U.S.
                         dollar,  Libor plus  interest  from 1.75% to  3/14/2002
                         1.90% p.a. and  performance  premium ranging     and
                         from 1.20% to 1.30% p.a.                      8/15/2002            -   98,174
     DEBT ASSUMPTION -   Exchange  variation based on the U.S. dollar    From
     FINIMP              plus Libor and  interest  from 0.5% to 2.45%  2/25/2002
                         p.a.                                             to                -  128,937
                                                                      10/21/2002
     LOAN FROM SUPPLIER  Exchange  variation based on the U.S. dollar
                         plus annual interest of 6.05%.               11/29/2004            -    3,291
     EURO COMMERCIAL     Annual   discount   of  9.5  with   exchange
     PAPER               variation based on the U.S. dollar.           5/18/2001      207,943        -
     EXPORT DEVELOPMENT  Exchange  variation based on the U.S. dollar
     CORPORATION - EDC   plus  semiannual  Libor and annual  interest 11/22/2005       21,954   61,708
                         of 3.90%.
                                                                                  ---------------------
                                                                                      509,149  516,984
     Short-term                                                                       490,239  279,507
                                                                                  ---------------------
     Long-term                                                                         18,910  237,477
                                                                                  =====================

     Euro Commercial Paper 103% of CDI*                                 5/18/2001   207,943         -
     Export Development    U.S.  dollar   exchange   variation  and
     Corporation - EDC     Libor plus 3.90%                            11/22/2005    21,954    61,708
     Others                                                                             456         -
                                                                                  --------------------
                                                                                    509,149   516,984
                                                                                  --------------------
     Short-term                                                                     490,239   279,507
                                                                                  --------------------
     Long-term                                                                       18,910   237,477
                                                                                  ====================

      *
      BNDES   - National Bank for Economic and Social Development.
      UMBNDES - Monetary Index of
      TJLP    - "Taxa de Juros de Longo Prazo," a long term interest rate, reset quarterly by the Brazilian Central Bank.
      LIBOR   - London Interbank Offered Rate.
      CDI     - "Certificado de Deposito  Interbancario," which is the Brazilian interbank borrowing rate.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

22.  LOANS AND FINANCING (Continued)

     LIBOR at  December  31,  2001 was 2.4%.  TJLP,  IGP-M , and CDI were 10.0%,
     9.9%, and 19.02%, respectively, at December 31, 2001.

     Long-term payment schedule:

        DUE DATE        2001
     -------------- ------------
        2003           55,320
        2004           66,735
        2005           66,735
        2006           25,402
        2007           21,176
        2008            2,109
                    ------------
     Total            237,477
                    ============

GUARANTEES:

                BANKS                               GUARANTEES
     ----------------------------   --------------------------------------------
     BNDES - TCO Operators          15% of  receivables  and CDB  (Bank  Deposit
                                    Certificate)  pledged  in the  amount of the
                                    next installment due
     BNDES - NBT                    100% of  receivables  and CDB pledged in the
                                    amount of the next  installment  due  during
                                    the first year and CDB pledged in the amount
                                    equivalent  to two  installments  due in the
                                    remaining periods
     EDC                            Guarantee from TCO and other subsidiaries
     Other loans and financing      Guarantee from TCO

     The agreements with BNDES and EDC include several covenants. At December
     31, 2001, the Company was in compliance with such covenants.

     At December 31, 2001, 87% of loans and financing in foreign currency are hedged against foreign exchange variation through swap contracts.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

23.  PROVISION FOR CONTINGENCIES

                                                      2000             2001
                                                 ---------------   -------------
     Tax claims                                        8,721           14,148
     Labor claims                                        654              201
     Telebras                                         53,128           61,634
     Others                                              493              493
                                                 ---------------   -------------
                                                      62,996         76,476
                                                 ===============   =============

     TELEBRAS

     This  provision  corresponds  to the original  loans from  Telecomunicacoes
     Brasileiras  S.A. -  TELEBRAS,  which  according  to  Attachment  II of the
     Spin-Off Report of February 28, 1998, approved by the General  Shareholders
     Meeting of May 1998, should be charged to the respective holding controlled by Telegoias Celular S.A. and Telebrasilia Celular S.A.

     Local management, based on the understanding that the respective loans were wrongly allocated at the time of the spin-off,  suspended the payments flow subsequent  to the  changes in  Company's  controls.  These loans are being indexed by the IGP-M (Market General Price Index) plus 6% annual interest.

     In June 1999, Tele Centro Oeste Celular Participacoes S.A. (parent company)
     filed a legal action claiming that the assets related to these  obligations
     - loans and  financing  - belong to the  Company as well as the  respective accessories, plus compensations for the installments paid.

     In  November  1999,  the  Company's  management  decided to transfer to the actual  holding  -  Tele  Centro  Oeste  Celular  Participacoes  S.A.,  the
     liability  derived  from  the  loan  originally  due  to   Telecomunicacoes
     Brasileiras S/A - TELEBRAS and absorbed during the spin-off process.

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
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

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

     There can be no  assurance  that the Company  will  prevail in its position that the new  interpretation  of the  scope  of the  ICMS tax by the  State
     Secretaries  is  unlawful.  If the ICMS tax were applied  retroactively  to activation  fees earned  during the past five years,  it would  generate an estimated  maximum  liability  of R$ 82,000  and it could  have a  material negative  impact not only on the  financial  condition of the Company,  but also on the results of its operations after January 5, 1998.

24.  PENSION PLAN

     Tele Centro Oeste Celular Participacoes S.A., together with other companies of the former Telebras System,  make payments towards private pension plans and of medical  assistance  for  retired  employees,  controlled  by Sistel
     Social Security  Foundation - SISTEL.  Up until December 1999, all sponsors of the plans  controlled by SISTEL showed  solidarity  towards the Benefits
     Plan existing at that time. On December 28, 1999, the sponsors of the plans controlled by SISTEL  negotiated  conditions for the creation of individual pension plans per sponsor  (PBS-TCO),  maintaining  the solidarity only for the participants  already assisted by the plan and under such conditions at
     January 31, 2000  (PBS-A),  resulting  in a  restructuring  proposal on the

     Sistel  Statute and  Regulation  which was  approved  by the  Complementary
     Pension Department on January 13, 2000.

     Due to the discontinuation of the solidarity concept occurred in 1999, Tele
     Centro Oeste Celular  Participacoes  S.A.  individually  sponsors a Defined
     Benefits  Retirement  Plan PBS-TCO,  which covers  approximately  1% of the employees  working  for the Company at December  31,  2001.  Apart from the supplementation  benefit,  the Company is participant of a  multi-sponsored plan of medical assistance for retired employees and dependents at a shared cost (PAMA). The contributions towards plan PBS-TCO are determined based on actuarial  studies  prepared by  independent  actuaries in accordance  with current norms established in Brazil. The cost determination regime is based on  capitalization  and the  contribution  due by the  sponsor  is 13.5% on payroll  covering the employees  who are  participating  in the plan,  from which 12% is  allocated  to the costing for plan  PBS-TCO and 1.5% for plan
     PAMA.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

24.  PENSION PLAN (Continued)

     For the other 99% of employees from Tele Centro Oeste Celular Participacoes
     S.A.,  there is an  individual  defined  contribution  plan - Benefits Plan
     TCOPREV, instituted by Sistel in August 2000. The Plan TCOPREV is supported by contributions made by participants  (employees) and by the sponsor which are credited to  individual  accounts on behalf of the  participants.  Tele
     Centro  Oeste  Celular  Participacoes  S.A.  is  responsible  for the costs relating  to all  administrative  and  maintenance  expenses  of the  plan, including  death and  invalidity  risks.  The employees  taking part of the
     Defined  Benefits  Plan  (PBS-TCO)  were  given the  option  to joint  plan
     TCOPREV,  which was also offered to the  employees  not taking part of plan
     PBS-TCO,   as  well  as  to  all  newly  hired  employees.   The  Company's
     contributions  towards  plan  TCOPREV  are  equal  to  those  made  by  the participants,  up to 8% of  the  participation  salary,  according  to  the percentage chosen by the participant.

     We present below the consolidated position of the provision for the defined benefits  pension  plan and medical  assistance  for retired  employees  at
     December  31,  2001,  as  well as  other  information  required  by the CVM
     Instruction No. 371, of December 13, 2000 on such plans.

     PBS - TCO

     Reconciliation of assets and liabilities at December 31, 2001

                                                              COMPANY   CONSOLIDATED
                                                             --------- --------------
     1. Present value of actuarial obligations with cover       501        3,184
     2. Present value of actuarial obligations without cover      -            -
                                                             --------- --------------
     3. Present value of actuarial obligations                  501        3,184
     4. Fair market value of the plan assets                    762        4,685
                                                             --------- --------------
     5. Present  value of  obligations  exceeding the          (261)      (1,501)
        fair market value of assets  (3 - 4)
     6. Net actuarial liabilities / (assets)                 --------- --------------
       a) Net actuarial liabilities / (assets)                 (261)      (1,501)
       b) Actuarial liabilities / (assets) already                -            -
          provided for                                       --------- --------------
       c) Additional actuarial liabilities /                   (261)      (1,501)
          (assets) (a - b)                                   ========= ==============

     TCO PREV

     Reconciliation of assets and liabilities at December 31, 2001

                                                              COMPANY   CONSOLIDATED
                                                             --------- --------------
     1. Present value of actuarial obligations with cover     5,993        33,373
     2. Present value of actuarial obligations without cover      -             -
                                                             --------- --------------
     3. Present value of actuarial obligations                5,993        33,373
     4. Fair market value of the plan assets                  5,311        29,564
                                                             --------- --------------
     5. Present  value of  obligations  exceeding the           682         3,809
        fair market value of assets  (3 - 4)
     6. Net actuarial liabilities / (assets)                 --------- --------------
       a) Net actuarial liabilities / (assets)                  682         3,809
       b) Actuarial liabilities / (assets) already                -             -
          provided for                                       --------- --------------
       c) Additional actuarial liabilities /                    682         3,809
          (assets) (a - b)                                   ========= ==============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

24.  PENSION PLAN (Continued)

     Expenses to be recorded in 2002

                                                              COMPANY   CONSOLIDATED
                                                             --------- --------------
     1. Cost of current services (with interest)              1,034         4,173
     2. Expected contributions from participants for 2002         -             -
     3. Interest on actuarial obligations                       528         2,996
     4. Expected income from assets                             591         3,345
     5. Amortization costs
       a) Actuarial (gains) or losses not recorded                -             -
       b) Cost of past services not recorded                      -             -
       c) Increase in unrecorded liabilities                      -             -
       d) Total (a+b+c)                                           -             -
                                                             --------- --------------
     6. Total expenses recorded  (1-2+3-4+5d)                   971         3,824
                                                             ========= ==============

     Actuarial assumptions adopted in the calculations:

     Discount rate for the actuarial            11.30% p.a.  ( 6.0% real e 5.0% inflation)
     obligation:
     Expected interest rates on the plan        14.45% p.a.  ( 9.0% real e 5.0% inflation)
     assets:
     Estimated salary increase index:           8.15% p.a.  ( 3.0% real e 5.0% inflation)
     Estimated benefit increase index:          5.00% p.a.  ( 0.0% real e 5.0% inflation)
     Biometrics table for general death rate:   UP84 with 1 year aggravation
     Biometrics table for disability:           Disability table
     Expected rotation rate:                    0.15 / (Service Period + 1)
     Possibility of retirement:                 100% at the first eligibility to a benefit
                                                from the Plan

     The Company has not recognized the adjustments resulting from the application of the CVM Resolution No. 371 in the financial statements as of
     December 31, 2001, which is the adequate procedures.

     During 2001, the Company made contributions to the Plan PBS TCO and TCO
     PREV in the amount of R$ 2,561 (R$ 2,087 in 2000).

25.  SHAREHOLDERS' EQUITY

     a. CAPITAL

        The  authorized  capital at December  31,  2001 and 2000 is  700,000,000 thousand shares. The subscribed and paid-in capital at December 31, 2001
        corresponds  to  R$  588,865  (R$  386,865  in  2000),   represented  by

        366,463,335,000  shares  (364,399,028,000  shares  in 2000)  with no par value, distributed as follows (in thousands of shares):

                                                  DECEMBER 31,  DECEMBER 31,
                                                      2000          2001
                                                  ------------  ------------
        Common shares                             124,369,031   126,433,338
        Preferred shares                          240,029,997   240,029,997
                                                  ------------  ------------
        Total                                     364,399,028   366,463,335
        Book value per thousand shares - Corporate   2.459935      2.756551
        Law (in R$)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

25.  SHAREHOLDERS' EQUITY (Continued)

     a. CAPITAL (Continued)

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

        At a  meeting  held on June 22,  2001,  the Board of  Directors  of Tele
        Centro Oeste Celular  Participacoes S.A. decided on the acquisition,  at market value,  of up to  28,150,000,000  shares issued by the Company as follows: 4,750,000,000 common shares and 23,400,000,000 preferred shares representing  up to 10% of  outstanding  common  shares and up to 10% of
        outstanding   preferred  shares,  for  cancellation  or  maintenance  in treasury and subsequent disposal, without reducing the capital.

        On August 27, 2001, the Extraordinary  Shareholders Meeting approved the
        Company's  capital increase through  capitalization of retained earnings in the amount of R$ 185,382, without the issuance of shares.

        On the same date,  2,064,307,557  common shares,  amounting to R$16,618, were issued to BID S.A. in return for the tax benefit  derived  from the amortization of the premium reserve.

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

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

25.  SHAREHOLDERS' EQUITY (Continued)

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

                                                      2000             2001
                                                 ---------------   -------------
     Income reserve                                  112,073           97,675
     Reversal                                       (112,073)         (97,675)
     Annual reserve                                   97,675                -
                                                 ---------------   -------------
     Balance at December 31                           97,675                -
                                                 ===============   =============

        At December 31, 2001, the Company did not record income  reserves as the compulsory dividends portion did not exceed the realized income.

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

                                                      2000             2001
                                                 ---------------   -------------
        Year's net income                            103,644          208,104
        (+) Reversal of long term revenue reserve    112,073           97,675
        (-) Long term revenue reserve                (97,675)               -

        (-) Legal reserve                             (6,467)         (10,405)
        (+)Adjustment to determine the Corporate Law  18,750                -
           calculation basis
                                                 ---------------   -------------
        (=)Adjusted net profit                       130,325          295,374
        Mandatory dividends (25%)                     32,581           73,844
        Common shares                                 11,122           25,477
        Preferred shares                              21,459           48,367
                                                 ---------------   -------------
        Dividends value per lot of thousand            0.089            0.202
        shares - R$                              ===============   =============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

25.  SHAREHOLDERS' EQUITY (Continued)

     d. DIVIDENDS/INTEREST ON OWN CAPITAL (Continued)

     In 2001, interest on shareholders'  equity of R$40,000 (R$ 0.109353 per lot of thousand  shares) was paid to shareholders as a dividend.  This dividend was paid net of a 15%  withholding  tax.  As  approved  at a  shareholders'
     meeting, this dividend was distributed as follows:

                                                      2001             2000
                                                 -------------------------------
     Common shares                                    13,775            6,569
     Preferred shares                                 26,225           12,676
     Withholding tax                                  (6,000)          (2,887)
                                                 -------------------------------
                                                      34,000           16,358
                                                 ===============================

     Additionally, dividends of R$ 40,500 were accrued at December 31, 2001 (R$
     18,642 in 2000), to be distributed as follows:

                                                      2001             2000
                                                 -------------------------------
     Common shares                                    13,932            6,363
     Preferred shares                                 26,568           12,279
                                                 -------------------------------
                                                      40,500           18,642
                                                 ===============================

     e. TREASURY STOCK

        At December 31, 2001,  treasury stock represents  336,900,000  preferred shares and 747,178,000 common shares.

        Preferred shares were acquired at a cost ranging from R$ 4.38 to R$ 5.86 per thousand shares.

        Common  shares were  acquired at a cost  ranging from R$ 4.24 to R$ 8.50 per thousand shares.

     f. RETAINED EARNINGS

        The remaining balance of retained earnings,  adjusted in accordance with
        Article 202 of Law No. 6,404/76, in the amount of R$ 395,133 at December
        31,  2001 (R$  396,673  in 2000),  will be used for  future  investments according  to  the  capital  budget  to  be  presented  at  the  General
        Shareholders Meeting.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

26.  TRANSACTIONS WITH RELATED PARTIES

                                                   2001                           2000    1999
                            -------------------------------------------------------------------
                            SPLICE                   SPL          CSM
                              DO       BANCO     CONSTRUTORA    CARTOES
                            BRASIL   CREDIBEL         E           S.A.    TOTAL   TOTAL   TOTAL
                             S.A.               PAVIMENTADORA
                            -------------------------------------------------------------------
     ASSETS
     Cash      and     cash      -          -               -         -       -     713     337
     equivalents
     Short-term investments      -     17,353               -         -  17,353   6,527     369
     Commercial paper       362,310         -               -         - 362,310  77,743   7,792
     Loan agreement              -          -               -         -       -   2,673       -
     LIABILITIES
     Suppliers                 556          -              22       663   1,241   1,452     200
     Interest     on    own  6,671          -               -         -   6,671       -       -
     capital
     Dividends               7,505          -               -         -   7,505       -       -
     TRANSACTIONS
     Income from            39,788      1,250               -         -  41,038   11,078   2,081
     short-term
     investments
     Financial expenses      7,850          -               -         -   7,850       -       -
     Maintenance services    1,968          -               -         -   1,968   3,508     276
     Other materials             -          -               -        10      10       -       -
     Acquisition of              -          -               -       920     920   2,121     282
     telephone cards
     Acquisition of
     property, plant and     9,338          -           2,457         -  11,795   5,112    6,231
     equipment

     The majority shareholder of the Company is BID S.A., which is controlled by
     Splice  do  Brasil,  which  in turn is  under  common  control  with  Banco
     Credibel, SPL Construtora e Pavimentadora and CSM Cartoes S.A.

     The Company  and  subsidiaries  obtain  loans in the  financial  market and transfer the proceeds to related parties through Debt Assumption Agreements with the aim of reducing loan costs.  The loans obtained are transferred to related parties at the same rates  originally  charged plus a premium.

     According to a contract  entered into between Splice do Brasil S.A. and the subsidiaries  of Tele Centro Oeste Celular  Participacoes  S.A.,  technical assistance  services are payable to Splice do Brasil S.A.  corresponding at
     1% of the net operating  income.  For the year ended  December 31, 2001 the amount of R$ 1,932 was charged to general and administrative expenses.

     All  transactions  with related parties were carried out in accordance with the Company's Articles of Incorporation and under normal market conditions.

27.  INSURANCE

     At December 31, 2001, in the opinion of management, all significant or high risk assets and obligations were insured.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

28.  FINANCIAL INSTRUMENTS

     a. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

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
        The amount  relating to foreign  currency  loans  indexed at  originally contracted  rates  corresponds  to R$ 307.682 which has been  monetarily adjusted by rates derived from swap  contracts.  The difference  between the loan amounts and the swap  contracts was recorded as other  payables at December 31, 2001. The fair value information as of December 31, 2001 and 2000 presented below is based on pertinent  information available to management as of those dates.

                                         2000                   2001
                                -----------------------------------------------
                                   BOOK        FAIR       BOOK        FAIR
                                   VALUE       VALUE      VALUE       VALUE
                                -----------------------------------------------
Loans and financing                509,149    509,149    327,432     326,584
Marketable securities              158,701    158,701    362,310     362,310

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

     b. RISK FACTORS

        The risk factors affecting the Company's  financial  instruments are the following:

        (i) EXCHANGE RATE RISK

            Exchange  rate  risk  relates  to the  possibility  of  the  Company computing  losses derived from foreign  exchange rate  fluctuations, increasing  the debt balance of foreign  currency  loans obtained in the market and the  corresponding  financial  expenses.  In order to reduce this type of risk,  the Company  enters into hedge  contracts
            (swaps of CDI) with financial institutions.

            At December 31, 2001, part of the Company's loans and financing were denominated  in U.S.  dollars  and 87% of such loans and  financings were covered by hedge contracts.  The gains or losses resulting from these hedge contracts are recorded in the statement of operations.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

28.  FINANCIAL INSTRUMENTS (Continued)

        (ii) INTEREST RATES RISK

            Interest  rate  risk  relates  to the  possibility  of  the  Company
            computing   losses   resulting  from  interest  rate   fluctuations,
            increasing the debt balances of loans obtained in the market and the financial expenses. The Company has not entered into hedge contracts against  this risk.  However,  the Company  constantly  monitors the market  interest  rates in order to assess the need for  contracting derivatives and obtain protection  against the risk of interest rate volatility.

        (iii) OPERATING CREDIT RISK

            The risk relates to the possibility of the Company  computing losses derived  from  difficulties  in  collecting  the  amounts  billed to
            customers,   represented   by   cellular   equipment   dealers   and
            distributors  of prepaid  telephone  cards.  In order to reduce this type of risk, the Company  performs credit  analyses  supporting the risk management  over collection  problems and monitors the accounts receivable from  subscribers,  blocking the calling capacity in case customers  fail to pay  their  debts.  With  respect  to  shops  and distributors,  the Company maintains  individual credit limits based on the  analysis of sales  potential,  risk  history and  collection problem risks.

            CREDIT RISK LINKED TO RENDERING OF SERVICES

            The credit risk in relation to  accounts  receivable  from  cellular telephone services is diversified.

            CREDIT RISK LINKED TO THE SALE OF EQUIPMENT

            The Company's policy for selling equipment and distributing  prepaid telephone  cards  is  closely  related  to the  credit  risk  levels accepted  during the normal  course of  business.  The  selection of
            partners,   the  diversification  of  receivables   portfolio,   the
            monitoring of loan terms,  position and request  limits  established for  dealers,  constitution  of  actual  guarantees  are  procedures adopted by the  Company  in order to  minimize  possible  collection problems with its trading partners.

        (iv) FINANCIAL CREDIT RISK

            The risk relates to the possibility of the Company  computing losses
            derived  from   difficulties   in  the   realization  of  short-term
            investments  and  hedge  contracts.  The  Company  and  subsidiaries minimize the risks  associated with these  financial  instruments by investing with reputable financial institutions.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.  SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP

     The Companies'  accounting  policies comply with the accounting  principles generally accepted in Brazil ("Brazilian GAAP"). The accounting  principles and policies  practiced in the United States of America ("US GAAP"),  which differ significantly from Brazilian GAAP, are described below.

     a. DIFFERENT CRITERIA FOR CAPITALIZING AND AMORTIZING CAPITALIZED INTEREST

        Through  December 31, 1993,  interest was not capitalized as part of the individual  assets in property,  plant and  equipment.  Instead,  it was capitalized  separately and amortized over a time period  different from the  useful  lives of the  related  assets.  Under US GAAP,  capitalized interest is added to the  individual  assets and is amortized over their estimated useful lives. Additionally, until December 31, 1998, Brazilian
        GAAP   for   telecommunications   companies   required   that   interest
        attributable to  construction-in-progress  was computed at a rate of 12%
        per annum of the  balance of  construction-in-progress  and the  portion which relates to interest on third party loans was credited to financial expenses based on actual interest costs. The portion relating to its own capital was credited to capital  reserves.  Since January 1, 1999,  this practice was not required anymore and CVM Instruction No. 193/96 came to be used. In 2001, 2000 and 1999, the Company did not capitalize interest attributable to construction-in-progress for Brazilian GAAP.

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

     b. DIFFERENT CRITERIA FOR CAPITALIZING AND AMORTIZING  CAPITALIZED INTEREST
        (Continued)

        The effects of these different  criteria for capitalizing and amortizing capitalized interest are presented below:

                                                               1999       2000       2001
                                                           ---------- ----------- ---------
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
        construction-in-progress,   when   capitalized
        interest is reduced proportionally).                  3,709     14,118     16,209
        US GAAP difference                                 ---------- ----------- ---------
                                                              3,709     14,118     16,209
                                                           ========== =========== =========

        AMORTIZATION OF CAPITALIZED INTEREST DIFFERENCE
        Amortization under Brazilian GAAP                     6,363     10,926     11,323
        Less amortization under US GAAP                     (2,005)    (4,287)    (6,325)
                                                           ---------- ----------- ---------
        US GAAP difference                                    4,358      6,639      4,998
                                                           ========== =========== =========

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.     SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

     c. PENSION AND OTHER POST-RETIREMENT BENEFITS

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

     d. DISCLOSURE REQUIREMENTS

        US GAAP disclosure requirements differ from the Brazilian ones. However, in these consolidated financial statements,  the level of disclosure has been expanded to comply with US GAAP.

     e. INTEREST EXPENSE

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
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.     SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

     f. EMPLOYEES' PROFIT SHARING

        Brazilian  GAAP requires that  employees'  profit sharing be shown as an appropriation  of the net  income  for the  year.  Under  US  GAAP,  the employees' profit sharing would be included as an operating expense.

     g. PERMANENT ASSETS

        Brazilian  GAAP  includes a class of assets called  `permanent  assets'.
        This  is the  collective  name  for all  assets  subject  to  indexation
        adjustments,   according  to  Brazil's   corporation  law  and  the  tax
        legislation.  Under US GAAP, the assets in this classification  would be noncurrent assets and property, plant and equipment.

     h. PRICE-LEVEL ADJUSTMENTS AND US GAAP PRESENTATION

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

     i. INCOME TAXES

        For Brazilian  GAAP,  the deferred tax charges  relating to the deferred income tax effects of  indexation  adjustments  for 2000 and 1999,  were recorded  directly against  shareholders'  equity.  Under U.S. GAAP, for
        purposes  of  financial  statements,   the  effects  of  the  indexation
        adjustments  made in 2000 and 1999 on the deferred  income tax, would be charged to the income and social  contribution taxes in the consolidated statements of operations.

     j. EARNINGS PER SHARE

        In 2001,  2000, and 1999, the Brazilian GAAP computation of earnings per share  is  based  on  shares  outstanding  at year  end,  and  does  not distinguish  between  common  and  preferred  shares.  Under  U.S.  GAAP
        Statement of  Financial  Accounting  Standards  No. 128,  "Earnings  per
        Share",  the  computation  is  based  on  the  weighted  average  shares outstanding during the year, excluding treasury stock.

     k. DEFERRED TAXES

        The deferred  income tax  liability  resulting  from the  indexation  of permanent  assets of R$ 23,956 in 2000 and R$ 46,551 in 1999 was charged directly to  shareholders'  equity in accordance  with  Brazilian  GAAP, whereas for U.S.  GAAP the charge  would be to income for the year.  The deferred  tax  effect  related  to  previously  recorded  indexation  of permanent assets amount to R$ 17,403,  R$ 12,901 and 9,074 in 2001, 2000
        and  1999,  respectively,   and  was  charged  directly  to  the  income
        statement.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.     SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

     l. VALUATION OF LONG-LIVED ASSETS

        For US GAAP,  effective  January 1, 1996, the Companies  applied SFAS No
        121  "Accounting  for  the  Impairment  of  Long-Lived  Assets  and  for
        Long-Lived  Assets to Be Disposed Of." According to this  standard,  the
        Companies  periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances  warrant such review.
        The carrying value of long-lived assets is considered  impaired when the
        anticipated   undiscounted   cash   flow  from   assets  is   separately
        identifiable  and is less than their  carrying  value.  In that event, a loss is  recognized  based on the  amount  by which the  carrying  value exceeds the fair market  value of the assets.  The  application  of this standard  has not had a  material  effect on the  Companies'  results or financial condition.

     m. COSTS OF START-UP ACTIVITIES

        According to the  Brazilian  GAAP,  the  deferment of start-up  costs is possible and was recorded in relation to the start-up of the  operations of certain subsidiaries.

        In April 1998, the AICPA issued  Statement of Position 98-5,  "Reporting on the Costs of Start-up Activities". This statement became effective in
        1999 and requires costs of start-up  activities and organization cost to be expensed as incurred.

        Thus,  the adjustment to  shareholders'  equity in 2001 of R$ 32,981 (R$
        35,158 in 2000) was recorded for US GAAP purposes.

     n. REVENUE RECOGNITION

        Until December 31, 1997, under both Brazilian and US GAAP, revenues from activation  fees were  recognized  upon  activation  of each  customer's services.  Under US GAAP,  effective as of January 1, 1998, net revenues from  activation  fees will be deferred and amortized over the estimated effective  contract life.  Beginning in 2000,  there were no differences regarding the revenue recognition criteria between Brazilian GAAP and US
        GAAP because the Companies ceased charging activation fees.

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
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.     SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

     p. PREMIUM - COVERAGE PARTICIPACOES S.A.

        As  discussed  in note 16, in 1999 the Company  recognized  an asset for
        Brazilian GAAP purposes of R$ 354,786,  and the related  amortization of
        R$  5,913,  as a result of an  intangible  asset  created  when BID S.A.
        purchased  the  controlling   interest  of  the  Holding  Company,   and
        subsequently  pushed the asset down to the Holding Company.  For US GAAP purposes,  these amounts were excluded from net equity and net income in
        1999. In 2000 and 2001, as a result of a change in Brazilian  accounting principle,  only the future tax  benefits  of the  transaction  could be considered as an asset.  Under  Brazilian GAAP the  amortization  of the premium is recorded as an expense in the net  nonoperating  results with an equal offsetting  reduction of the tax provision.  Under US GAAP only the current and deferred  provision is  affected.  Also since 2000,  the future amortization  deductions of this amount became utilizable for tax purposes.  Therefore,  for US GAAP  purposes,  in  accordance  with EITF
        94-10,  the  future  tax  benefits   resulting  from  transactions  with
        shareholders  were  recognized  as an asset but are not  included in the
        Company's income statement, but rather in equity.

     q. AMORTIZATION OF CONCESSION

        For Brazilian GAAP purposes,  the amortization  period of the concession
        (license) for the Band B Company,  Norte Brasil Telecom S.A. is 30 years in 2000,  which  included an  additional  15 years  assuming  renewal by
        Anatel.  For US GAAP  purposes,  the  amortization  period  of 15  years includes only the initial term of the concession.

        In 2001, the Company  changed the  amortization  period to 15 years with the aim of conforming  the  Brazilian  GAAP  treatment  with the US GAAP treatment.

     r. INTEREST ON OWN CAPITAL

        For  Brazilian  GAAP  purposes,  the  interest  on one's own  capital is
        considered   a  financial   expense  in  operating   income,   and  then
        reclassified to equity as a dividend. For US GAAP purposes,  interest on one's own capital directly reduces equity as a dividend.

     s. INVESTMENTS IN MARKETABLE SECURITIES

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

     t. DERIVATIVES AND HEDGING ACTIVITIES

        As of  January  1,  2001,  for US GAAP  purposes,  the  Company  adopted
        Financial  Accounting  Standards Board Statement No.133,  ACCOUNTING FOR
        DERIVATIVE  INSTRUMENTS AND HEDGING ACTIVITIES (Statement 133) which was issued in June, 1998 and its amendments  Statements 137,  ACCOUNTING FOR
        DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE
        DATE OF FASB  STATEMENT  NO.  133 AND  138,  ACCOUNTING  FOR  DERIVATIVE
        INSTRUMENTS AND CERTAIN HEDGING  ACTIVITIES issued in June 1999 and June
        2000, respectively (collectively referred to as Statement 133).

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.     SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

     u. DERIVATIVES AND HEDGING ACTIVITIES--continued

        As a result of  adoption  of  Statement  133 for US GAAP  purposes,  the
        Company  calculated  the  fair  value  of  its  foreign  currency  swaps agreements.  The  difference  between  fair  value and book value is not significant, so no adjustment was made in the financial statements.

     v. DEBT ASSUMPTION AGREEMENTS

        The Company and  subsidiaries  obtain loans in the financial  market and transfer  the  proceeds  to  related  parties  through  Debt  Assumption
        Agreements.  In accordance  with Brazilian  GAAP, the resulting  balance sheet  amounts were  set-off,  but for US GAAP  purposes  they have been restated in the balance  sheet.

     RECONCILIATION OF THE INCOME DIFFERENCES BETWEEN US AND BRAZILIAN GAAP

                                                              1999        2000      2001
                                                           ---------- ----------- ---------
     Net income as reported..........................        99,588     103,644    178,587
      Different criteria for determining:
        Capitalized interest.........................         3,709      14,118     16,209
        Amortization of capitalized interest.........         4,358       6,639      4,998
        Activation income deferral...................       (4,048)           -          -
        Amortization of the activation income deferral       18,986       1,024          -
        Costs of start-up activities and others......      (32,042)     (3,116)      2,177
        Premium amortization.........................         5,913           -          -
        Pension benefits - SFAS 87 adjustments ......      (29,534)      28,186      1,990
        Amortization of Concession...................             -     (2,746)          -
      Items posted directly to equity
        Deferred tax on full indexation..............      (46,551)    (23,956)          -
      Effects  of the above  adjustments  on  deferred       11,815    (14,926)    (8,627)
        taxes........................................
      Effects  of the above  adjustments  on  minority          387     (4,096)      (840)
        shares.......................................      ---------- ----------- ---------
     US GAAP net income..............................        32,581     104,771    194,494
                                                           ========== =========== =========
     EARNINGS PER THOUSAND SHARES ACCORDING TO US
     GAAP
     Net income applicable to preferred shares               21,367      70,375    130,449
     Net income applicable to common shares                  11,214      34,396     64,045
     Net income                                            ---------- ----------- ---------
                                                             32,581     104,771    194,494

     Basic and fully diluted earnings per thousand shares
     in R$:
         Preferred                                             0.10        0.29       0.54
         Common                                           ========== =========== =========
                                                               0.09        0.28       0.51
                                                          ========== =========== =========
     Weighted average number of shares outstanding
     (thousands)                                         223,591,641 240,029,997 239,964,678
         Preferred                                       124,369,031 124,369,031 124,882,040
         Common

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.     SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

        RECONCILIATION OF THE SHAREHOLDERS' EQUITY DIFFERENCES BETWEEN US AND BRAZILIAN GAAP

                                                                      2000           2001
                                                                  ------------   -----------
     Shareholders' equity as reported ...............               1,042,172     1,126,432
       Different criteria for:
         Capitalized interest .......................                (48,358)      (32,148)
         Amortization of capitalized interest .......                  22,199        27,197
         Activation income deferral .................                (32,655)      (32,655)
         Amortization of the activation income deferral.......         32,655        32,655
         Donations received .........................                   (130)         (130)
         Costs of start-up activities and others.....                (35,158)      (32,981)
         Pension benefits - SFAS 87 adjustments......                 (1,348)           642
         Amortization of concession                                   (2,746)       (2,746)
         Effects of the above adjustments on deferred taxes...         20,343        11,716
         Minority interests .........................                   3,149         2,309
                                                                  ------------   -----------
     Shareholders' equity according to US GAAP ......               1,000,123     1,100,291
     Additional information:                                      ============   ===========
       Total assets under US GAAP....................               2,113,001     2,389,361
                                                                  ------------   -----------
       Property, plant and equipment.................               1,489,906     1,677,904
       Accumulated depreciation......................               (432,310)     (606,718)
                                                                  ------------   -----------
       Net property, plant and equipment.............               1,057,596     1,071,186
                                                                  ============   ===========

    STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP

     Balances at December 31, 1999...................                 814,623
     Recoverable taxes on premium - Coverage
       Participacoes S.A.............................                 118,616
     Net income......................................                 104,771
     Interest on own capital/dividends...............                (37,887)
                                                                  ------------
     Balances at December 31, 2000...................               1,000,123
     Payment to shareholders' related to premium                      (5,485)
       utilization Treasury stock....................                 (6,826)
     Dividends to minority interest of subsidiaries..                 (1,516)

     Net income......................................                 194,494
     Interest on own capital/dividends...............                (80,500)
                                                                  ------------
        Balances at December 31, 2001................               1,100,291
                                                                  ============

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
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

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

        Substantially all of Company's employees are covered by these plans. The
        Company   contributed   R$  2,136   and  R$  1,519  in  1999  and  1998,
        respectively,  in respect to pension  fund  contributions.  The  Company contributed  R$ 2,561 in 2001 (R$ 2,087 in 2000)  with  respect  to post retirement plans.

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

        CHANGE IN PLAN ASSETS
                                                       DEFINED BENEFIT PENSION
                                                    ----------------------------
                                                        2000            2001
                                                    -------------  -------------
        Fair value of plan assets at beginning        17,518           2,964
          of year
        Actual return on plan assets                   8,267             339
        Sponsors' contributions                        2,862             164

        Expenses and distributions                     (201)           (122)
        Effect of settlement                               -            (39)
        Assets transferred to defined               (25,482)         (1,322)
          contribution plan                         -------------  -------------
        Fair value of plan assets at end of year       2,964           1,984
                                                    =============  =============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

30.     ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

     a. PENSION PLAN -- Continued

        CHANGE IN BENEFIT OBLIGATIONS
                                                       DEFINED BENEFIT PENSION
                                                    ----------------------------
                                                        2000            2001
                                                    -------------  -------------
        Benefit obligation at beginning of year       35,056           2,333
        Service cost                                   2,643             111
        Interest cost                                  3,950             263
        Actuarial gains                              (8,195)              72
        Benefits and expenses paid                     (201)           (122)
        Curtailment                                 (10,629)         (1,796)
        Settlement                                  (20,291)            (38)
                                                    -------------  -------------
        Benefit obligation at end of year              2,333             823
                                                    =============  =============

        COMPONENTS OF ANNUAL PENSION COST

                                                        2000            2001
                                                    -------------  -------------
        Net service cost                               1,558              80
        Interest cost                                  3,950             263
        Expected return on assets                    (2,645)           (435)
        Amortization of unrecognized gain              (703)           (102)
        Amortization of initial transition               813              16
          obligation                                -------------  -------------
        Net periodic pension cost                      2,973           (178)
                                                    =============  =============

        The weighted-average actuarial assumptions,  as determined by actuaries, were as follows:

                                                        2000            2001
                                                    -------------  -------------
        Discount rate for determining projected       11.30%          11.30%
          benefit obligations
        Rate of increase in compensation levels        8.15%           8.15%
        Expected long-term rate of return on          14.45%          14.45%
          plan assets

        In 2001,  for  employees  who  elected  to  participate  in the  defined contribution  plan,  pension plan assets of R$ 1,322 (R$ 25,482 in 2000)
        were transferred to the employee's  account in the defined  contribution plan. Under the provisions of Statement of Financial Accounting Standard
        No. 88,  "Employers'  Accounting for  Settlements  and  Curtailments  of
        Defined Benefit Pension Plans and for Termination Benefits," the effects of employees electing to withdraw from the defined benefit plan in order
        to  participate  in  the  defined   contribution   plan   constitutes  a

        curtailment  which resulted in the recognition of a gain of R$ 1,683 (R$
        3,512 in 2000) to the Company.  Additionally,  the  transference of plan assets to the defined contribution plan constitutes a settlement,  which also resulted in the  recognition of a gain of R$ 25 (R$ 23,198 in 2000)
        to the Company.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

30.     ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

     a. PENSION PLAN -- Continued

                                                 2001
        --------------------------------------------------------------------------------------
                                                                                      After
                                                 Before                            Curtailment
                                               Curtailment   Effect of   Effect of     and
                                                   And      Curtailment Settlement  Settlement
                                               Settlement
                                               ------------------------------------------------
        Actuarial present value of benefit
        obligations:
           Vested benefit obligation               (524)           -           -      (524)
           Accumulated benefit obligation          (723)           -           -      (723)

           Projected benefit obligation          (2,657)       1,796          38      (823)
           Plan assets at fair value              2,022            -        (38)      1,984
                                               ------------------------------------------------

           Funded status                           (635)       1,796           -      1,161

           Unrecognized net gain                   (560)           -          25      (535)
           Unrecognized transition                  129         (113)          -         16
        obligation
                                               ------------------------------------------------

        Accrued pension cost recognized for
        US GAAP                                  (1,066)       1,683          25        642
                                               ------------------------------------------------

                                                         2000
        --------------------------------------------------------------------------------------
                                                                                      After
                                                 Before                            Curtailment
                                               Curtailment   Effect of   Effect of     and
                                                   And      Curtailment Settlement  Settlement
                                               Settlement
                                              ------------ ------------ ---------- -----------
        Actuarial present value of benefit
        obligations:
           Vested benefit obligation             (2,938)           -       1,771    (1,166)
           Accumulated benefit obligation       (22,111)           -      20,291    (1,820)

           Projected benefit obligation         (33,252)      10,629      20,291    (2,333)
           Plan assets at fair value             28,445            -    (25,482)      2,964
                                               ------------------------------------------------

           Funded status                         (4,807)      10,629     (5,191)        631

           Unrecognized net gain                (30,512)           -      28,389    (2,124)
           Unrecognized transition                7,262       (7,117)          -        145
        obligation
                                               ------------------------------------------------

        Accrued pension cost recognized for
        US GAAP                                 (28,057)       3,512       23,198    (1,348)
                                               ------------------------------------------------

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

30.     ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

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
        2002.

        There is no  concentration  of  available  sources  of labor,  services, concessions  or  rights,  other  than those  mentioned  above,  that the
        Company  believes  could,  if suddenly  eliminated,  severely impact the
        Companies' operations.

     c. SWAPS

        At December  31, 2001 and 2000 the  Company had foreign  currency  swaps agreements in order to reduce this type of risk.  The fair values of the
        Company's foreign currency swap contracts were estimated based on quoted market prices of comparable contracts, and at December 31, 2001 and 2000 were substantially the same as book value.

     d. RECENT ACCOUNTING PRONOUNCEMENTS

        In December 1999, the  Securities and Exchange  Commission  issued Staff
        Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial
        Statements." SAB 101 provides  guidance on applying  generally  accepted
        accounting   principles  to  revenue  recognition  issues  in  financial statements.  The  adoption of SAB 101 did not have a material  effect on the Company's results of operations and financial position.

        In July 2001,  the Financial  Accounting  Standards  Board (FASB) issued
        SFAS No. 141,  "Business  Combinations" and SFAS No. 142,  "Goodwill and
        Other   Intangible   Assets."   SFAS  141  requires  that  all  business
        combinations  be accounted for by the purchase  method of accounting and changes the criteria for recognition of intangible  assets acquired in a business  combination.  The provisions of SFAS 141 apply to all business combinations  initiated  after June 30,  2001.  SFAS 142  requires  that goodwill and intangible assets with indefinite useful lives no longer be amortized;  however, these assets must be reviewed at least annually for impairment.  Intangible assets with finite useful lives will continue to be amortized  over their  respective  useful  lives.  The standard  also establishes specific guidance for testing for impairment of goodwill and intangible  assets with indefinite  useful lives. The provisions of SFAS
        142 will be  effective  for the  Company's  fiscal  year 2002.  However, goodwill and intangible  assets acquired after June 30, 2001 are subject immediately to the non-amortization  provisions of SFAS 142. The Company does not  expect  that  the  adoption  of SFAS  141 and 142 will  have a material effect on its financial position or results of operations.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

30.     ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

     d. RECENT ACCOUNTING PRONOUNCEMENTS--continued

        In June of 2001,  the FASB issued SFAS No.  143,  "Accounting  for Asset
        Retirement  Obligations,"  on the accounting for obligations  associated with the retirement of long-lived assets.  SFAS 143 requires a liability to be recognized in the financial statements for retirement  obligations meeting  specific  criteria.  SFAS 143 is  effective  for  fiscal  years beginning  after June 15, 2002.  The Company  believes  that adoption of this  statement  will not have a  significant  impact  on its  financial position or results of operation.

        In August  2001,  the FASB  issued  SFAS No.  144,  "Accounting  for the
        Impairment or Disposal of Long-Lived  Assets." SFAS 144 amends  existing accounting guidance on asset impairment and provides a single accounting model for long-lived  assets to be disposed of. Among other  provisions,
        the  new  rules  change  the  criteria  for   classifying  an  asset  as
        held-for-sale.  The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued  operations,  and changes  the  timing  of  recognizing  losses  on such  operations.  The provisions of SFAS 144 will be effective  for the Company's  fiscal year
        2002  and will be  applied  prospectively.  The  Company  believes  that adoption of this  statement  will not have a  significant  impact on its financial position or results of operation.

31.     SUBSEQUENT EVENTS (UNAUDITED)

        In order to rationalize  the corporate  structure of the Company and its subsidiaries, a reorganization was carried out by means of the merger of
        Telebrasilia Celular S.A. on April 26, 2002 by Tele Centro Oeste Celular
        Participacoes   S.A.,  taking  advantage  of  the   administrative   and
        commercial  synergies in place and concentrating the liquidity of listed companies' shares in a sole company,  thereby reducing capital cost. The terms and  conditions  of this  restructuring  were  negotiated  by both companies'  management in a Special  General  Meeting also held on April
        26, 2002, which approved that the  substitutions  were made based on the shareholders' equity at book value with the delivery of preferred shares only,  even to common  shareholders.  This  merger  was  subject  to the authorization by the National  Telecommunications  Agency - ANATEL,  and
        restructuring was approved by Act NO 24991, of April 23, 2002.

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
        4.1    Standard   Concession   Agreement  for  Mobile  Cellular  Service
               (original  and English  translation),  previously  filed with the
               Holding  Company's  registration  statement on September 18, 1998 and incorporated herein by reference.
        4.2    Cellular Service Authorization Agreement entered into and between
               the  Brazilian  Government,   through  Anatel,  and  Tele  Centro
               Oeste/Inepar  Ltda.,  currently  Norte Brasil  Telecom  S.A.,  on
               November 27, 1998,  previously  filed with the Holding  Company's annual  report  on July  16,  2001  and  incorporated  herein  by reference.
        4.3    Consent of Ernst & Young Auditores Independentes S.C.