Form 20-F
TELE CENTRO OESTE CELULAR PARTICIPACOES
filed 2003-06-30
CIK 1066114

           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

[ ]  REGISTRATION  STATEMENT  PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
     EXCHANGE ACT OF 1934
                                       OR

 X   ANNUAL REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE  SECURITIES  EXCHANGE
     ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR

[ ]  TRANSITION  REPORT  PURSUANT  TO  SECTION  13 OR  15(d)  OF THE  SECURITIES
     EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 001-14489

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                        THE FEDERATIVE REPUBLIC OF BRAZIL
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                      SCS, QUADRA 2, BLOCO C, 226, 7 ANDAR
                         70319-900 BRASILIA, DF, BRAZIL
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                              --------------------
                    SECURITIES REGISTERED OR TO BE REGISTERED
                     PURSUANT TO SECTION 12(B) OF THE ACT.

                                                     NAME OF EACH EXCHANGE ON
TITLE OF EACH CLASS:                                 WHICH REGISTERED:
Preferred Shares, without par value                  New York Stock Exchange*
American Depositary Shares (as evidenced             New York Stock Exchange
  by American Depositary Receipts), each
  representing 3,000 shares of Preferred Stock

----------
*  Not for trading purposes, but only in connection with the registration on the
   New York Stock  Exchange of American  Depositary  Shares  representing  those preferred shares.

                              --------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

                              --------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:
                                      None

                              --------------------
The  number  of  outstanding  shares  of each  class  of  stock  of Tele  Centro
                  Participacoes S.A., as of December 31, 2002.

                     126,433,338,109 SHARES OF COMMON STOCK
                    252,766,698,473 SHARES OF PREFERRED STOCK

     Indicate  by check mark  whether the  registrant  (1) has filed all reports required to be filed by Section 13 or 15(d) of the  Securities  Exchange  Act of
1934  during  the  preceding  12 months  (or for such  shorter  period  that the registrant was required to file such reports),  and (2) has been subject to such filing requirements for the past 90 days.

                      Yes    X                 No   [ ]

     Indicate by check mark which  financial  statement  item the registrant has elected to follow.

                  Item 17   [ ]           Item 18    X

                                TABLE OF CONTENTS

                                                                            PAGE

                                     PART I

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................74
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
          OF PROCEEDS........................................................75
ITEM 15.  CONTROLS AND PROCEDURES............................................75
ITEM 16.  [RESERVED].........................................................75

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS...............................................75
ITEM 18.  FINANCIAL STATEMENTS...............................................75
ITEM 19.  EXHIBITS...........................................................75

                                  INTRODUCTION

     All references in this annual report to:

     o    "Tele Centro Oeste Celular  Participacoes  S.A." and "TCO" are to Tele
          Centro Oeste Celular Participacoes S.A.;

     o    "our  company,"  "our," "we" and "us" are to TCO and its  subsidiaries collectively;

     o    "Brazilian government" are to the federal government of the Federative
          Republic of Brazil;

     o    "REAL," "REAIS" or "R$" are to Brazilian REAIS, the official  currency of Brazil;

     o    "U.S.$," "dollars" or "U.S. dollars" are to United States dollars;

     o    "ADRs" are to the American Depositary Receipts evidencing our ADSs;

     o    "ADSs" are to our American  Depositary Shares, each representing 3,000 shares of our preferred shares;

     o    "Commission" are to the U.S. Securities and Exchange Commission;

     o    "CVM"  are to the  COMISSAO  DE  VALORES  MOBILIARIOS,  the  Brazilian
          securities commission;

     o    "Brazilian  Central Bank,"  "Central Bank of Brazil" or "Central Bank"
          are to the BANCO CENTRAL DO BRASIL, the Brazilian central bank;

     o    "General Telecommunications Law" are to LEI GERAL DE TELECOMUNICACOES,
          as amended, which regulates the telecommunications industry in Brazil;

     o    "Brazilian  corporate law" and "Brazilian  corporation law" are to Law
          No. 6,404 of December 1976, as amended;

     o    "Anatel" are to AGENCIA  NACIONAL DE  TELECOMUNICACOES  - ANATEL,  the
          Brazilian telecommunication regulatory agency;

     o    "Telebras" are to Telecomunicacoes Brasileiras S.A. - TELEBRAS;

     o    "SMC" are to SERVICO MOVEL CELULAR (Mobile Cellular Service), a system under which Anatel granted  concessions to provide mobile service in a specific frequency range; and

     o    "SMP" are to SERVICO  MOVEL PESSOAL  (Personal  Cellular  Service),  a
          service  rendered  pursuant  to  a  new  legislation  that  authorizes wireless companies to provide wireless services.

     TCO's  subsidiaries  are:  Telegoias  Celular S.A.,  or Telegoias;  Telemat
Celular S.A., or Telemat;  Telems Celular S.A., or Telems; Teleron Celular S.A.,
or Teleron;  Teleacre Celular S.A, or Teleacre;  and Norte Brasil Telecom, S.A.,
or NBT. TCO also controls TCO IP, an unlisted company created to deliver general
telecommunications  services  both  nationally  and  internationally,   such  as
multimedia telecommunications and information services. TCO IP was classified as a service  provider by Anatel.  On April 26,  2002,  TCO  approved the merger of
Telebrasilia  Celular S.A., or Telebrasilia,  formerly a subsidiary of TCO, into our company and the  consequent  transfer of the  concession  to explore  mobile cellular services previously held by Telebrasilia.

     On April 25, 2003,  Telesp  Celular  Participacoes  S.A., or TCP,  acquired
61.10% of the voting  capital stock of TCO for  approximately  R$1,505  million, corresponding  to  R$19.48719845  per  each lot of 1,000  shares  acquired.  The agreement also included the  acquisition of TCO's  subsidiaries,  including NBT.

TCP has announced  that it will launch,  in the second quarter of 2003, a tender offer for the voting shares of TCO, as legally  required by the  acquisition  of the  control  of TCO.  The price per share to be  offered is equal to 80% of the price paid to the controlling shareholders. After the acquisition and the tender offer, TCP expects to incorporate TCO shares and ADSs.

     Unless    otherwise    specified,    data   relating   to   the   Brazilian
telecommunications  industry  included in this annual  report was obtained  from
Anatel.

     The "Annex A--Glossary of Telecommunications Terms" that begins on page A-1 provides the definition of certain technical terms used in this annual report.

                      PRESENTATION OF FINANCIAL INFORMATION

     Our consolidated  financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 were prepared in accordance with generally  accepted  accounting  principles in Brazil,  or Brazilian  GAAP, which differs in certain significant respects from generally accepted accounting principles  in the  United  States,  or  U.S.  GAAP.  Note  29 to our  financial statements  appearing  elsewhere in this annual  report  describes the principal differences  between the Brazilian  GAAP and U.S. GAAP as they relate to us, and provides a  reconciliation  to U.S. GAAP of net  income/loss  and  shareholders'
equity.  These  consolidated  financial  statements have been audited by Ernst &
Young Auditores Independentes S.C.

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a safe harbor for  forward-looking  statements.  Certain  information  included in this annual report,  principally in "Item 3.D--Risk  Factors," "Item  4--Information  on the
Company" and "Item  5--Operating  and Financial  Review and Prospects,"  contain information that is forward-looking, including but not limited to:

     o    statements concerning our operations and prospects;

     o    the size of the Brazilian telecommunications market;

     o    estimated demand forecasts;

     o    our ability to secure and maintain  telecommunications  infrastructure licenses, rights-of-way and other regulatory approvals;

     o    our strategic initiatives and plans for business growth;

     o    industry conditions;

     o    our funding needs and financing sources;

     o    network completion and product development schedules;

     o    expected characteristics of competing networks, products and services;
          and

     o    other statements of management's  expectations,  beliefs, future plans and strategies,  anticipated  developments  and other matters that are not historical facts.

     Forward-looking  statements  may  also  be  identified  by  words  such  as
"believe,"  "expect,"  "anticipate,"   "project,"  "intend,"  "should,"  "seek,"
"estimate,"  "future"  or  similar  expressions.   Forward-looking   information
involves  risks and  uncertainties  that  could  significantly  affect  expected results. The risks and uncertainties include, but are not limited to:

     o    the short history of our operations as an independent,  private-sector
          entity  and  the   introduction   of   competition  to  the  Brazilian
          telecommunications sector;

     o    the cost and availability of financing;

     o    uncertainties relating to political and economic conditions in Brazil;

     o    inflation and exchange rate risks;

     o    the Brazilian government's telecommunications policy; and

     o    the adverse determination of disputes under litigation.

     We undertake no obligation to update publicly or revise any forward-looking statements because of new information,  future events or otherwise.  In light of these  risks and  uncertainties,  the  forward-looking  information,  events and circumstances  discussed  in this  annual  report  might not  occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.   KEY INFORMATION

A. SELECTED FINANCIAL DATA

     You should read the selected  financial data presented  below together with our consolidated financial statements and the notes thereto. Additionally, Ernst
&  Young  Auditores   Independentes  S.C.  audited  our  consolidated  financial statements and their report appears elsewhere in this annual report.

ACCOUNTING CONSEQUENCES OF THE BREAKUP OF TELEBRAS

     At the  May 22,  1998  Telebras  shareholders'  meeting,  the  shareholders established  the  shareholders'  equity of each New Holding  Company formed as a result of the  Breakup  of  Telebras,  and  allocated  to each a portion  of the retained earnings of Telebras.  Telebras retained sufficient earnings from which to pay certain dividends and other amounts. The balance of its retained earnings was allocated to each New Holding  Company in proportion to the total net assets allocated  to each such  company.  The  retained  earnings so  allocated  do not represent the historical  retained  earnings of the New Holding  Companies.  The assets that were spun off from Telebras to TCO, in addition to its investment in
TCO's  subsidiaries,  resulted in an increase of R$21.2 million  compared to our company's  historical  divisional equity.  The amount of distributable  retained earnings of TCO includes  retained  earnings  allocated to TCO in the Breakup of
Telebras.

     As of December  31, 2002,  minority  shareholders  directly and  indirectly owned 2.93% of the share  capital of  Telegoias,  2.44% of the share  capital of
Telemat,  1.55% of the share  capital of Telems,  2.79% of the share  capital of
Teleron,  1.65% of the share  capital of Teleacre and 1.67% of the share capital of NBT.

BRAZILIAN GAAP AND U.S. GAAP

     Our  consolidated  financial  statements  are prepared in  accordance  with
Brazilian GAAP, which differs in certain  material  respects from U.S. GAAP. See
Note  29  to  our  consolidated  financial  statements  for  a  summary  of  the differences  between  Brazilian GAAP and U.S. GAAP and a reconciliation  to U.S.
GAAP of  shareholders'  equity as of December 31, 2002 and 2001,  and net income for the years ended December 31, 2002, 2001 and 2000.

PRESENTATION OF 1998 STATEMENT OF OPERATIONS

     Our  company's  consolidated  statement  of  operations  for the year ended
December 31, 1998 reflects the operations of each of TCO's  subsidiaries for the full year 1998 and the  operations of TCO from  February 28, 1998,  which is the effective date of TCO's  establishment  in the Breakup of Telebras,  to December
31, 1998.

CHANGES IN ACCOUNTING METHODOLOGY IN 1999, 2000 AND 2001

     Our consolidated financial statements and, unless otherwise specified,  all financial  information  included in this annual report recognize certain effects of  inflation  and are  restated  in  constant  REAIS as of  December  31,  2000 purchasing  power,  all in  accordance  with  Brazilian  GAAP using the integral restatement  method  (CORRECAO  MONETARIA  INTEGRAL).  We used the general price index-market,  or the IGP-M  (INDICE GERAL DE PRECOS  -MERCADO),  to prepare our consolidated  financial  statements  and the selected  financial  data presented below on the basis of  Brazilian  GAAP.  See "Item  5--Operating  and  Financial
Review and Prospects--Effects of Changes in Presentation of Financial Statements
in 2000, 2001 and 2002." Inflationary gains or losses on (i) monetary assets and liabilities  and,  where  possible,  other monetary items have been allocated to their corresponding interest income or expense captions and (ii) amounts without corresponding  income or expense  captions  in our  consolidated  statements  of operations have been allocated to other net operating income in our consolidated statements of operations and the income statement data presented below. See Note
2(b) to our consolidated financial statements.

     Our consolidated  financial statements as of December 31, 1999 and 2000 and for the years then ended have been fully indexed using the integral  restatement method. No indexation  adjustments were applied to calculate  financial position as of December 31, 1998 or results of operations for the year then ended because the low rate of  Brazilian  inflation  in 1998 (1.8% as  measured  by the IGP-M)
would have made any restatement for 1998 inflation insignificant.

SELECTED FINANCIAL DATA
                                                                           YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------
                                                        1998          1999         2000         2001          2002
                                                     ----------    ----------   ----------   ----------    ----------
                                                              (THOUSANDS OF REAIS, EXCEPT PER-SHARE DATA) (1)
INCOME STATEMENT DATA:
BRAZILIAN GAAP
Net operating revenue                                   637,406       666,660      930,646    1,248,131     1,561,308
Cost of services rendered and cost of products sold   (260,327)     (326,514)    (532,163)    (663,158)     (779,480)
                                                     ----------    ----------   ----------   ----------    ----------
Gross income                                            377,079       340,146      398,483      584,973       781,828
Operating expenses:
     Selling expenses                                  (99,093)     (118,592)    (126,163)    (195,020)     (218,327)
     General and administrative expenses               (46,289)      (64,539)     (78,420)    (110,300)     (142,319)
     Other net operating expense                          (953)      (14,020)     (9,618)      (4,513)       (3,828)
                                                     ----------    ----------   ----------   ----------    ----------
Operating income before net financial result            230,744       142,995      184,282      275,140       417,354
Net interest expense ...........................       (69,711)      (47,640)     (30,063)     (43,471)      (90,669)
                                                     ----------    ----------   ----------   ----------    ----------
Operating income................................        161,033        95,355      154,219      231,669       326,685
Net nonoperating expense........................       (20,575)       (6,055)     (19,539)     (25,668)      (19,732)
Employees' participation                                  1,271         1,866        1,878        2,346         3,103
                                                     ----------    ----------   ----------   ----------    ----------
Income before income taxes and minority interests...
                                                        139,187        87,434      132,802      203,655       303,850
Income and social contribution taxes............         40,206        29,857       40,159       56,501      (93,799)
                                                     ----------    ----------   ----------   ----------    ----------
Income before minority interests................         98,981        57,577       92,643      147,154       210,051
Minority interests..............................         24,076        11,531       19,980       13,864           408
                                                     ----------    ----------   ----------   ----------    ----------
Reversal of interest on own capital.............         91,749        53,542       30,981       45,297        94,636
Net income......................................        166,654        99,588      103,644      178,587       305,094
                                                     ==========    ==========   ==========   ==========    ==========
U.S. GAAP
Net income......................................        164,000        32,581      104,771      194,494       287,415
                                                     ==========    ==========   ==========   ==========    ==========
Net profit per 1,000 shares outstanding (REAIS).           0.49          0.09         0.29         0.53          0.78

                                                           YEAR ENDED DECEMBER 31,
                                                     -------------------------------------
                                                        2000          2001         2002
                                                     ----------    ----------   ----------
                                                                 (R$ MILLION)
CASH FLOW DATA:
BRAZILIAN CORPORATE LAW METHOD
Cash flows from operating activities.......             231,842       424,988      563,571
Cash flows from investing activities.......           (199,667)     (391,475)    (505,800)
Cash flows from financing activities.......             348,524     (168,495)    (225,905)

                                                                     AT DECEMBER 31,
                                              1998           1999           2000          2001          2002
                                           ---------      ---------      ---------     ---------     ---------
BALANCE SHEET DATA:                                             (THOUSANDS OF REAIS) (1)
BRAZILIAN GAAP
Property, plant and equipment, net           874,262        994,531      1,083,754     1,078,882     1,035,518
Total assets                               1,224,227      1,819,120      2,154,909     2,240,325     2,506,472
Loans and financing                           56,256        143,828        509,149       516,984       627,780
Shareholders' equity                         799,138      1,230,628      1,042,172     1,126,432     1,310,691

U.S. GAAP
Property, plant and equipment, net           819,280        947,615      1,057,596     1,071,186     1,046,173
Total assets                               1,192,699      1,426,558      2,113,001     2,389,361     2,468,537
Loans and financing                           56,256        143,828        509,149       694,339       627,780
Shareholders' equity                         758,374        814,623      1,000,123     1,100,291     1,265,284

------------------
(1)  Information  is presented in constant  REAIS as of December 31, 2000 and nominal REAIS as of December 31,
     2001 and 2002.

EXCHANGE RATES

     There are two legal exchange markets in Brazil:

     o    the commercial rate exchange market, and

     o    the floating rate exchange market.

     Most  trade  and   financial   foreign-exchange   transactions,   including
transactions relating to the purchase or sale of preferred shares or the payment of  dividends,  are  carried  out on the  commercial  market  at the  applicable commercial market rate.  Purchase of foreign currencies in the commercial market may be carried out only  through a  Brazilian  bank  authorized  to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

     Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation  of the REAL against the U.S.  dollar  pursuant to an exchange  rate policy that  established a band within which the REAL/U.S.  dollar exchange rate could fluctuate.

     Responding to pressure on the REAL,  on January 13, 1999,  the Central Bank
widened the foreign  exchange band and on January 15, 1999,  allowed the REAL to float. Since January 15, 1999, the REAL reached a low of R$1.4659 on January 15,
1999  and a high of  R$3.9552  on  October  22,  2002.  On June  20,  2003,  the
commercial  market rate for purchasing  U.S.  dollars was R$2.8933 to U.S.$1.00.
See "Item 5--Operating and Financial Review and Prospects--Foreign  Exchange and
Interest-Rate Exposure."

     The  Brazilian   government  may  impose  temporary   restrictions  on  the
conversion  of REAIS into foreign  currencies  and on the  remittance to foreign investors of proceeds from their  investments  in Brazil.  Brazilian law permits the  government  to  impose  these  restrictions  whenever  there  is a  serious imbalance  in  Brazil's  balance  of  payments  or reason  to  foresee a serious imbalance.

     The following  tables show,  for the periods and dates  indicated,  certain information regarding the real/U.S. dollar commercial exchange rate.

                                                  EXCHANGE RATE OF R$ PER U.S.$
                                         LOW          HIGH       AVERAGE (1)    YEAR END
YEAR ENDED DECEMBER 31,              -----------   -----------   -----------   -----------

1998..............................     1.1165        1.2087        1.1609        1.2087
1999..............................     1.2078        2.1647        1.8150        1.7890
2000..............................     1.7234        1.9847        1.8295        1.9554
2001..............................     1.9357        2.8007        2.3522        2.3204
2002..............................     2.2709        3.9552        2.9309        3.5333

------------------
Source: Central Bank of Brazil, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

(1)  Represents  the average of the  exchange  rates  (PTAX) on the last day of each month during the relevant period.

                                                 EXCHANGE RATE OF R$ PER U.S.$
                                                     LOW              HIGH
                                                 -----------       -----------
MONTH ENDED

November 30, 2002...............................    3.5035           3.6797
December 21, 2002...............................    3.4278           3.7980
January 31, 2003................................    3.2758           3.6623
February 28, 2003...............................    3.4930           3.6580
March 31, 2003..................................    3.3531           3.5637
April 30, 2003..................................    2.8898           3.3359
May 31, 2003....................................    2.8653           3.0277
June, 2003 (Until June 20, 2003)................    2.8491           2.9640

------------------
Source:  Central Bank of Brazil, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D. RISK FACTORS

     THIS  SECTION  IS  INTENDED  TO BE A SUMMARY OF MORE  DETAILED  DISCUSSIONS
CONTAINED ELSEWHERE IN THIS ANNUAL REPORT. THE RISKS DESCRIBED BELOW ARE NOT THE
ONLY ONES WE FACE.  OUR BUSINESS,  RESULTS OF OPERATIONS OR FINANCIAL  CONDITION
COULD BE HARMED IF ANY OF THESE RISKS MATERIALIZES AND, AS A RESULT, THE TRADING
PRICE OF THE ADSS COULD DECLINE.

RISKS RELATING TO BRAZIL

     THE  BRAZILIAN  GOVERNMENT  HAS  EXERCISED,   AND  CONTINUES  TO  EXERCISE,
SIGNIFICANT  INFLUENCE  OVER THE  BRAZILIAN  ECONOMY.  BRAZILIAN  POLITICAL  AND
ECONOMIC  CONDITIONS  HAVE A DIRECT IMPACT ON OUR BUSINESS,  OPERATIONS  AND THE
MARKET PRICE OF OUR PREFERRED SHARES AND OUR ADSS.

     In the past,  the  Brazilian  government  has  intervened  in the Brazilian
economy  and  occasionally  made  drastic  changes  in  policy.   The  Brazilian
government's  actions to control  inflation and effect other policies have often involved wage and price controls,  currency devaluations,  capital controls, and limits on imports,  among  other  things.  Our  business,  financial  condition, results of operations and the market price of our preferred  shares and ADSs may be  adversely  affected by changes in  government  policies,  as well as general economic factors, including:

     o    currency fluctuations;

     o    inflation;

     o    price instability;

     o    energy policy;

     o    interest rates;

     o    tax policy; and

     o    other political,  diplomatic,  social and economic  developments in or affecting Brazil.

     TAX  REFORMS MAY AFFECT OUR TARIFF RATES.

     If our  subsidiaries  providing  telecommunication  services  experience  a higher tax burden as a result of the tax reform,  they may have to pass the cost of such tax  increase  to their  customers.  This  increase  may have a material negative  impact on their  and our  revenues  and  operating  results,  and as a result, in the dividends paid by them to us.

     INFLATION  AND  CERTAIN  GOVERNMENT  MEASURES  TO CURB  INFLATION  MAY HAVE
ADVERSE EFFECTS ON THE BRAZILIAN ECONOMY, THE BRAZILIAN SECURITIES MARKET AND/OR
OUR BUSINESS AND OPERATIONS.

     Brazil has  historically  experienced  extremely  high rates of  inflation.
Inflation and certain of the government's  measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy.  Since
1994,  Brazil's  inflation  rate has been  substantially  lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb  inflation,  coupled  with  public  speculation  about  possible  future governmental  actions,  have  contributed to economic  uncertainty in Brazil and heightened  volatility in the Brazilian  securities market. In 2002, the general price  index,  or the  IGP-DI  (the  INDICE  GERAL DE PRECOS --  DISPONIBILIDADE
INTERNA), an inflation index developed by the Fundacao Getulio Vargas, a private
Brazilian economic organization,  reflected inflation of 26.4% compared to 10.4%
in 2001 and 9.8% in 2000. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our  increasing  operating  costs,  and our  business  may be adversely affected.

     FLUCTUATIONS  IN THE VALUE OF THE REAL AGAINST THE VALUE OF THE U.S. DOLLAR
MAY  ADVERSELY  AFFECT  OUR  ABILITY  TO PAY  U.S.  DOLLAR-DENOMINATED  OR  U.S.
DOLLAR-LINKED  OBLIGATIONS  AND COULD  LOWER THE MARKET  VALUE OF OUR  PREFERRED
SHARES AND ADSS.

     The Brazilian currency has historically  experienced frequent devaluations.
The REAL devalued  against the U.S. dollar by 9.3% in 2000 and by 18.7% in 2001.
During 2002, the REAL continued to undergo  significant  devaluation due in part to the political  uncertainty  in  connection  with the elections and the global economic slowdown.  In 2002, the REAL devalued against the U.S. dollar by 52.3%.
See "Item 3--Key Information--Selected  Financial Data--Exchange Rates" for more information on exchange rates.

     As of December 31,  2002,  we had R$627.8  million in total debt,  of which
67.18% was  denominated in foreign  currencies.  As of December 31, 2002, we had
currency    derivatives    in   place   to   cover   81.09%   of   our   foreign
currency-denominated  debt.  Also,  significant  costs  relating  to our network infrastructure  and  handsets  are  payable  or linked to  payment by us in U.S.
dollars.  At  the  same  time,  while  we  may  derive  income  from  derivative transactions  denominated  in  foreign  currencies,  all  of  our  revenues  are generated in REAIS. To the extent that the value of the REAL decreases  relative to the U.S.  dollar,  our debt becomes more  expensive to service and it becomes more costly for us to import the  technology and the goods that are necessary to operate our business.

     DETERIORATION  IN  ECONOMIC  AND  MARKET  CONDITIONS  IN  OTHER  COUNTRIES,
ESPECIALLY EMERGING MARKET COUNTRIES, MAY ADVERSELY AFFECT THE BRAZILIAN ECONOMY
AND OUR BUSINESS.

     The market for  securities  issued by Brazilian  companies is influenced by economic  and  market  conditions  in Brazil  and,  to varying  degrees,  market conditions  in other Latin  American and  emerging  market  countries.  Although economic conditions are different in each country,  the reaction of investors to developments  in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and  resulted in  considerable  outflows of funds and  declines in the amount of foreign currency invested in Brazil.

     For example,  in 2001,  after a prolonged  recession  followed by political instability, Argentina announced that it would no longer continue to service its public debt. In order to address the  deteriorating  economic and social crisis, the Argentine  government  abandoned its decade-old fixed  dollar-PESO  exchange rate,  allowing the PESO to float to market rate levels.  In 2002, the Argentine
PESO  experienced a 237% devaluation  against the U.S. dollar.  The situation in
Argentina has  negatively  affected  investors'  perceptions  towards  Brazilian securities.

     The recent  political  crisis in Venezuela  may also  influence  investors'
perception  of risk in Brazil.  If market  conditions in Argentina and Venezuela continue to deteriorate,  they may adversely  affect our ability to borrow funds at a favorable interest rate or to raise equity capital,  when and if there is a need. Adverse  developments in Argentina,  Venezuela or in other emerging market countries  could lead to a reduction in both demand and the market price for our preferred shares and ADSs.

RISKS RELATING TO THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY AND US

     EXTENSIVE  GOVERNMENT  REGULATION  OF THE  TELECOMMUNICATIONS  INDUSTRY MAY
LIMIT OUR  FLEXIBILITY  IN  RESPONDING  TO MARKET  CONDITIONS,  COMPETITION  AND
CHANGES IN OUR COST STRUCTURE.

     Our business is subject to extensive government  regulation,  including any changes  that may occur  during  the  period  of our  authorization  to  provide
telecommunication   services.  Anatel,  which  is  the  main  telecommunications industry regulator in Brazil, regulates, among other things:

     o    industry policies and regulations;

     o    licensing;

     o    tariffs;

     o    competition;

     o    telecommunications resource allocation;

     o    service standards;

     o    technical standards;

     o    interconnection and settlement arrangements; and

     o    universal service obligations.

     This extensive  regulation and the conditions  imposed by our authorization to provide telecommunication services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

     OUR RESULTS MAY BE AFFECTED IN THE MEDIUM OR  LONG-TERM  AS A RESULT OF THE
NEW SMP RULES.

     In 2002,  Anatel changed the SMP regime (first  enacted in December  2000), thus encouraging  companies operating under the SMC system to migrate to the SMP system. New rules will be applicable to the migrating companies, as contemplated by Anatel Resolutions Nos. 316/02 through 321/02 and 326/02.

     Under the SMP regime,  we will no longer receive payment from our customers for outbound  long-distance traffic, but will receive payment for the use of our network, in accordance with the network usage remuneration plan. However,  there is no  assurance  that  the  interconnection  fees  that  we will  receive  from long-distance  operators will  compensate us for the revenues that we would have received from our customers for outbound long-distance traffic.

     The SMP regime  establishes free negotiation of the network usage fee among telecommunication  service providers or a confirmation,  until June 30, 2004, of the maximum fee by Anatel. After that date,  negotiation of that fee will be the rule.

     We cannot  assure  you that the new rules will not  affect  negatively  our revenues and results of operations.

     IF THE  INFLATION  ADJUSTMENT  INDEX NOW APPLIED TO OUR TARIFFS IS CHANGED,
THE NEW INDEX MAY NOT BE ADEQUATE.

     In order to contain  inflation,  the Brazilian  government  is  considering replacing the IGP-DI, the monetary adjustment index currently used in connection with the tariffs applied in the telecommunications industry, with another index, which has not yet been  identified.  We cannot  assure you that a new index,  if any, would adequately reflect the effect of inflation on our tariffs.

     WE FACE  SUBSTANTIAL  COMPETITION THAT MAY REDUCE OUR MARKET SHARE AND HARM
OUR FINANCIAL PERFORMANCE.

     There is substantial competition in the telecommunications industry. We not only compete with wireless telecommunications companies, but also with companies that provide fixed-line telecommunications and Internet access services.

     We expect  competition  to  intensify  as a result of the  entrance  of new competitors  and  the  rapid  development  of  new  technologies,  products  and services.  Our  ability to compete  successfully  will  depend on our  marketing techniques,  as well as on our  ability  to  anticipate  and  respond to various competitive  factors affecting the industry,  including new services that may be introduced,  changes  in  consumer  preferences,  demographic  trends,  economic conditions and discount  pricing  strategies by our  competitors.  To the extent that we do not keep pace with technological  advances, or fail to timely respond to changes in  competitive  factors in our industry,  we could lose a portion of our market share or experience a decline in our revenue.  Competition from other mobile  communications  service  providers in the region in which we operate may also affect our financial  results by causing,  among other things,  the rate of our  customer  growth to decline and bring about  decreases  in tariff rates and increases in selling expenses.  This could have a material adverse effect on our results of operations.

     There has been  consolidation in the Brazilian  telecommunications  market, and we believe this trend may continue.  Consolidations  may result in increased competitive  pressures within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation,  which would adversely affect our business, financial condition and results of operations.

     WE ARE SUBJECT TO COMPETITION FROM SATELLITE SERVICE PROVIDERS.

     Satellite  service  providers  could have a material  adverse effect on our company's business, financial condition, results of operations or prospects. Any adverse effects on our company's results and market share from these competitive pressures  will depend on a variety of factors that cannot now be assessed  with precision and that are beyond our company's control. See "Item 4--Information on the Company--Business Overview--Competition--Other Competition."

     OUR  RESULTS OF  OPERATIONS  WOULD BE  AFFECTED  BY A HIGH RATE OF CUSTOMER
TURNOVER OR A DECREASE IN OUR CUSTOMER GROWTH.

     A high rate of customer  turnover  and/or a decrease in our customer growth could  adversely  affect our results of  operations  as well as our  competitive position.  The rate of customer  turnover may be the result of several  factors, including  limited  network  coverage and lack of sufficient  reliability of our services, as well as increased competition in the region in which we operate and the economic conditions in Brazil.

     THE  INDUSTRY  IN  WHICH  WE  CONDUCT  OUR  BUSINESS  IS  SUBJECT  TO RAPID
TECHNOLOGICAL  CHANGES AND THESE CHANGES COULD HAVE A MATERIAL ADVERSE EFFECT ON
OUR ABILITY TO PROVIDE COMPETITIVE SERVICES.

     The  telecommunications  industry  is  subject  to  rapid  and  significant technological  changes.  Our  success  depends,  in  part,  on  our  ability  to anticipate and adapt in a timely manner to technological changes. We expect that new  products  and  technologies  will  emerge and that  existing  products  and technologies will be further developed.

     The  advent of new  products  and  technologies  could  have a  variety  of consequences for us. These new products and technologies may reduce the price of our services by providing lower-cost  alternatives,  or they may be superior to, and render obsolete,  the products and services we offer and the technologies we use, requiring investment in new technology.  The cost of upgrading our products and technology in order to continue to compete effectively could be significant, and our  ability  to fund this  upgrading  may  depend on our  ability to obtain additional financing.

     TCO'S  CONTROLLING  SHAREHOLDER  HAS A GREAT DEAL OF  INFLUENCE  OVER TCO'S
BUSINESS.

     TCO's  controlling  shareholder is TCP, which, in turn, is controlled by PT
Moveis S.G.P.S.,  S.A. and Telefonica Moviles, S.A. PT Moveis S.G.P.S.,  S.A. is
100%  controlled by Portugal  Telecom,  S.G.P.S.,  S.A. TCP owns 61.10% of TCO's common  shares.  Due to its share  ownership,  TCP has the power to control TCO, including  the power to elect  TCO's Board of  Directors  and to  determine  the direction and future  operations of TCO. In addition,  PT Moveis SGPS,  S.A. and
Telefonica Moviles,  S.A. share their participation in TCP in equal percentages.
Any  disagreement or dispute  between them, as controlling  shareholders of TCP, may have an impact on the decision making capabilities of TCP and, consequently, of TCO's management.

     THE WIRELESS  INDUSTRY,  INCLUDING US, MAY BE HARMED BY REPORTS  SUGGESTING
THAT RADIO FREQUENCY  EMISSIONS CAUSE HEALTH PROBLEMS AND INTERFERE WITH MEDICAL
DEVICES.

     Media and other reports have suggested that radio frequency  emissions from wireless  handsets and base  stations may cause  health  problems.  If consumers harbor  health-related  concerns,  they may be  discouraged  from using wireless
handsets.   These  concerns  could  have  an  adverse  effect  on  the  wireless communications industry and, possibly, expose wireless providers,  including us, to litigation.  We cannot assure you that further  medical  research and studies will refute a link between the radio  frequency  emissions of wireless  handsets and base  stations  and these  health  concerns.  Government  authorities  could increase  regulation of wireless handsets and base stations as a result of these health  concerns or wireless  companies,  including us, could be held liable for costs or damages  associated  with these  concerns,  which could have an adverse effect on our  business.  The  expansion of our network may be affected by these perceived  risks if we  experience  problems  in finding new sites to expand our network, which in turn may delay the expansion and may affect the quality of our services.

     WE WILL  LIKELY  INCUR  COSTS  WITH THE  UNAUTHORIZED  USE OF OUR  CELLULAR
TELECOMMUNICATIONS SERVICES NETWORK.

     We will likely incur, among others,  interconnection costs, capacity costs, administrative  costs and  fraud  prevention  costs in our  efforts  to  detect, monitor  and  reduce the  unauthorized  use of our  cellular  telecommunications services network.

     IT MAY BE DIFFICULT TO EFFECT SERVICE OF PROCESS ON OUR COMPANY.

     We are  organized  under  Brazilian  law and all of our assets are  located outside of the United States. All of our directors and executive officers reside outside of the United States. Accordingly, it may be difficult to effect service of process upon our company,  our  directors or our  executive  officers,  or to enforce  judgments  issued by U.S. courts against our company,  our directors or our  executive  officers,  including  judgments  based  on the  civil  liability provisions of the U.S. federal securities laws.

     TAX REFORMS MAY AFFECT OUR RATES.

     If our company experiences a higher tax burden as a result of a tax reform, we may  have to pass  the  cost of such  tax  increase  to our  customers.  This increase may have a material  negative  impact on our  company's  revenues.  See
"Item 10--Additional Information--Taxation--Brazilian Tax Considerations."

     WE FACE RISKS ASSOCIATED WITH LITIGATION.

     We are party to lawsuits and other  proceedings  in the ordinary  course of our  business.  An adverse  outcome  in, or any  settlement  of,  these or other lawsuits  could  result in  significant  costs to us. In  addition,  our  senior management may be required to devote  substantial time to these lawsuits,  which they could otherwise devote to our business.  For a more detailed description of these lawsuits, see "Item 8--Financial  Information--Consolidated Statements and
Other Financial Information--Legal Matters."

RISKS RELATING TO OUR PREFERRED SHARES AND OUR ADSS

     OUR PREFERRED SHARES AND OUR ADSS GENERALLY DO NOT HAVE VOTING RIGHTS.

     In accordance with Brazilian corporate law and our by-laws,  holders of our preferred  shares,  and  therefore  of our  ADSs,  are not  entitled  to vote at meetings  of our  shareholders,  except  in  limited  circumstances.  See  "Item
10--Additional Information--Memorandum and Articles of Association."

     YOU MIGHT BE UNABLE TO  EXERCISE  PREEMPTIVE  RIGHTS  WITH  RESPECT  TO OUR
PREFERRED SHARES UNLESS THERE IS A CURRENT REGISTRATION STATEMENT IN EFFECT THAT
COVERS THOSE RIGHTS OR UNLESS AN EXEMPTION FROM REGISTRATION APPLIES.

     You will not be able to  exercise  the  preemptive  rights  relating to our preferred shares underlying your ADSs unless a registration  statement under the
U.S.  Securities Act of 1933, as amended,  or the  Securities  Act, is effective with  respect to those  rights,  or unless an  exemption  from the  registration requirements of the Securities Act is available.  We are not obligated to file a registration statement.  Unless we file a registration statement or an exemption from registration  applies,  you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or, if the preemptive rights cannot be sold,  they will lapse and you will not receive any value for them.  For more
information   on  the   exercise  of  your   rights  see  "Item   10--Additional
Information."

     AN  EXCHANGE OF ADSS FOR  PREFERRED  SHARES  RISKS LOSS OF CERTAIN  FOREIGN
CURRENCY REMITTANCE AND BRAZILIAN TAX ADVANTAGES.

     The ADSs  benefit from the  certificate  of foreign  capital  registration, which  permits The Bank of New York,  as  Depositary,  to convert  dividends and other distributions with respect to preferred shares into foreign currency,  and to remit the  proceeds  abroad.  Holders  of ADSs who  exchange  their  ADSs for preferred shares will then be entitled to rely on the  Depositary's  certificate of  foreign  capital  registration  for  five  business  days  from  the date of exchange.  Thereafter,  they  will not be able to remit  non-Brazilian  currency abroad unless they obtain their own certificate of foreign capital registration, or unless they  qualify  under  Resolution  2,689 of the Central Bank of Brazil, dated  January 26, 2000,  known as  Resolution  2,689,  which  entitles  certain investors to buy and sell shares on Brazilian stock exchanges  without obtaining separate certificates of registration.

     If  holders  of ADSs do not  qualify  under  Resolution  2,689,  they  will generally  be subject to less  favorable  tax  treatment on  distributions  with respect to our preferred shares. There can be no assurance that the Depositary's certificate of registration  or any certificate of foreign capital  registration obtained  by  holders  of ADSs will not be  affected  by future  legislative  or regulatory changes, or that additional Brazilian law restrictions  applicable to their investment in the ADSs may not be imposed in the future.

     THE RELATIVE VOLATILITY AND ILLIQUIDITY OF THE BRAZILIAN SECURITIES MARKETS
MAY ADVERSELY AFFECT HOLDERS OF ADSS.

     Investments  in  securities,  such as the preferred  shares or the ADSs, of issuers from emerging  market  countries,  including  Brazil,  involves a higher degree of risk than  investing  in  securities  of issuers  from more  developed countries.

     The Brazilian securities market is substantially smaller, less liquid, more concentrated  and more  volatile  than  major  securities  markets in the United
States. These features may substantially limit the ability to sell the preferred shares  underlying  the ADSs at a price and time at which holders wish to do so.
The Sao Paulo Stock Exchange  (BOLSA DE VALORES DE SAO PAULO),  or BOVESPA,  the
main Brazilian  stock exchange,  had a market  capitalization  of  approximately
U.S.$124  billion as of December 31, 2002, and an average monthly trading volume of approximately U.S.$4.1 billion for 2002. In comparison, the NYSE had a market capitalization  of U.S.$9.7  trillion as of December  31,  2002,  and an average monthly trading volume of approximately U.S.$859 billion for 2002.

     There  also  is  significantly   greater  concentration  in  the  Brazilian
securities market than in major securities markets in the United States. The ten largest companies in terms of market  capitalization  represented  approximately
46.8% of the aggregate market capitalization of BOVESPA as of December 31, 2002.
The top ten stocks in terms of trading volume accounted for approximately  56.5%
of all shares traded on BOVESPA.

ITEM 4.   INFORMATION ON THE COMPANY

A. OUR HISTORY AND DEVELOPMENT

GENERAL

     We are  incorporated  under the laws of Brazil  under the name Tele  Centro
Oeste Celular  Participacoes  S.A. (Tele Centro Oeste Cellular Holding Company).
We have the  legal  status  of a  SOCIEDADE  POR  ACOES,  or stock  corporation, operating under the Brazilian corporate law. Our principal executive offices are located at SCS, Quadra 2, Bloco C, 226, 7 andar, 70319-900 Brasilia, DF, Brazil.
Our telephone number is 55-61-313-7765,  our facsimile number is 55-61-323-7250, and our website is located at www.tco.net.br.  The information on our website is not part of this annual  report.  Our agent for service of process in the United
States is CT Corporation  System,  located at 111 Eighth  Avenue,  New York, New
York 10011.

TELEBRAS AND THE PRIVATIZATION

     Prior to the incorporation of Telecomunicacoes  Brasileiras S.A. - TELEBRAS
in 1972, more than 900 telecommunications  companies operated throughout Brazil.
Between 1972 and 1975, Telebras and its operating  subsidiaries  acquired almost all of the other telephone  companies in Brazil and thus came to have a monopoly over the provision of public telecommunications  services in almost all areas of the  country.  In  1995,  the  Brazilian  government  began to  reform  Brazil's telecommunications  regulatory  system.  In July 1997,  the  Brazilian  Congress adopted the General  Telecommunications  Law (and together with the regulations, decrees,  orders and plans on  telecommunications  issued by Brazil's  Executive
Branch,   collectively,   the  Telecommunications   Regulations).   The  General
Telecommunications  Law  provided  for  the  establishment  of a new  regulatory framework, the introduction of competition, and the privatization of Telebras.

     In January 1998,  the cellular  telecommunications  operations of Telebras'
operating  subsidiaries were spun off into separate companies in preparation for the  restructuring  and  privatization  of Telebras.  In May 1998,  Telebras was restructured to form, in addition to Telebras,  12 new holding companies,  which we  refer  to as the New  Holding  Companies,  by  means  of a  procedure  under
Brazilian  corporate law called CISAO,  or split-up.  The New Holding  Companies were  allocated  virtually  all of  the  assets  and  liabilities  of  Telebras, including  the shares held by Telebras in the  operating  companies of Telebras.
The split-up of Telebras into the New Holding Companies is referred to herein as the "Breakup" or the "Breakup of Telebras."

     The New Holding  Companies,  together with their  respective  subsidiaries, consist of (a) eight cellular service providers,  each operating in one of eight regions,  (b) three  fixed-line  service  providers,  each  providing  local and intraregional  long-distance  service in one of three  regions,  and (c) Empresa
Brasileira de  Telecomunicacoes  S.A. -- EMBRATEL,  or Embratel,  which provides domestic  (including  intraregional and interregional)  long-distance  telephone service and international telephone service throughout Brazil.

     TCO is one of the New Holding Companies. It was created in May 1998. In the
Breakup,  TCO was  allocated  all the  share  capital  held by  Telebras  in the
operating   subsidiaries   of  the  Telebras   System  that  provided   cellular
telecommunications  service in Area 7. In July 1998,  the  Brazilian  government sold  substantially  all of its shares of the New Holding  Companies,  including
TCO, to private sector  buyers.  The Brazilian  government's  shares of TCO were purchased by Splice through BID S.A., its subsidiary at that time.

     Each of Telebrasilia,  Telegoias, Telemat, Telems, Teleron and Teleacre was
formed  on  January  5, 1998 by  spinning  off the  cellular  telecommunications operations of an operating company controlled by Telebras, collectively known as the  Predecessor  Companies.  Telebrasilia  merged  into TCO on April 26,  2002.
References to the  operations of our company prior to January 5, 1998 are to the cellular operations of the Predecessor Companies.  Telegoias,  Telemat,  Telems,
Teleron and Teleacre (and  Telebrasilia  until April 26, 2002) provide  cellular telecommunications  services in Brazil's  Federal  District and in the Brazilian
States of Goias, Mato Grosso do Sul, Mato Grosso,  Rondonia, Acre and Tocantins,
known as Area 7, under  concessions  from the Brazilian  government  (the A Band
Concessions).    The    Predecessor    Companies   began   to   offer   cellular
telecommunications  services in Area 7 in December  1991, and our company is the leading provider of cellular telecommunications services in Area 7.

NBT

     On October 19, 1998, Tele Centro  Oeste/Inepar,  a consortium  comprised of
(i) Inepar S.A.  Industria e Construcoes (50%) and (ii) TCO (50%), was awarded a license to provide  cellular  telecommunications  services in Area 8. On May 21,
1999,  we acquired  45% of the shares of Tele Centro  Oeste/Inepar  from Inepar, increasing  our holding in the  consortium to 95%. Upon  acquiring  control,  we renamed Tele Centro  Oeste/Inepar  "Norte Brasil Telecom S.A." and registered it as a non-publicly held company. NBT provides cellular telecommunications service in the Brazilian States of Amapa, Amazonas, Maranhao, Para and Roraima, known as
Area  8,  under   concessions   from  the  Brazilian   government  (the  B  Band
Concessions). The A Band Concessions and the B Band Concessions are collectively referred to as "our  concessions."  As of April 2003,  our company had 3,202,149 subscribers.

TCO IP

     On November  21, 2000,  SPLICE IP S.A. was formed as a closed  corporation.
TCO held 100% of its preferred  shares and Splice do Brasil  Telecomunicacoes  e
Eletronica  S.A., or Splice,  held 99.99% of its common  shares.  As of March 5,
2001,  the control of SPLICE IP S.A.  changed to TCO,  when TCO bought 99.99% of the common shares from Splice,  and the name of the subsidiary changed to TCO IP
S.A.

TRANSFER TO FIXCEL

     On December 31,  2001,  Splice  transferred  all of its shares in BID S.A.,
TCO's parent company, to Fixcel S.A.

TRANSFER TO TELESP CELULAR PARTICIPACOES S.A.

     On April 25, 2003,  TCP acquired  61.10% of the voting capital stock of TCO for approximately  R$1,505 million,  corresponding to R$19.48719845 per each lot of 1,000 shares  acquired.  The agreement also included the acquisition of TCO's subsidiaries,  including  NBT. TCP has  announced  that it will  launch,  in the second  quarter of 2003, a tender offer for the voting shares of TCO, as legally required by the  acquisition  of the  control of TCO.  The price per share to be offered is equal to 80% of the price paid to the controlling shareholders. After the acquisition and the tender offer,  TCP expects to incorporate TCO shares and
ADSs.

     PT Moveis  S.G.P.S.,  S.A. and  Telefonica  Moviles,  S.A.,  the  principal shareholders  of TCP,  currently  own  through  Brasilcel,  N.V.,  directly  and indirectly  approximately  93.7% of TCP's common shares and 65.1% of TCP's total capital.  PT Moveis  S.G.P.S.,  S.A. is 100%  controlled  by  Portugal  Telecom,
S.G.P.S., S.A.

CAPITAL EXPENDITURES

     Our capital expenditure priorities include increasing our network capacity, improving our overall quality, and increasing the level of digitalization of our network.

     The following  table sets forth our capital  expenditures  for each year in the three-year period ended December 31, 2002.

                                                         2000     2001    2002
                                                         ----     ----    ----
                                                        (MILLIONS OF REAIS) (1)
Automatic switching equipment.......................     29.1     22.1    22.2
Other equipment.....................................    196.0    100.7    69.3
Real estate.........................................      0.2      1.3       -
Other assets .......................................     30.4     66.4    79.1
                                                        -----    -----   -----
     Total capital expenditures.....................    255.7    190.5   170.6
                                                        =====    =====   =====
------------------
(1)  Figures in constant  REAIS as of December 31, 2000 and nominal  REAIS as of
     December 31, 2001 and 2002.

B. BUSINESS OVERVIEW

OVERVIEW

     We  provide  cellular   telecommunications  services  in  Brazil's  Federal
District and in 11 Brazilian states:  Acre,  Amazonas,  Amapa, Goias,  Maranhao,
Mato  Grosso,  Mato  Grosso do Sul,  Para,  Rondonia,  Roraima,  and  Tocantins,
comprising  altogether  5.8  million  Km2 and 31.2  million  people.  We are the leading cellular operator, by number of clients, in our Region according to data published by Anatel.  The table below sets forth the net operating  revenues for
Telebrasilia,  Telegoias,  Telemat,  Telems,  Teleron,  Teleacre and NBT for the
periods indicated.

                                                YEAR ENDED DECEMBER 31,
                                       ----------------------------------------
                                         2000            2001            2002
                                       --------        --------        --------
                                                  (THOUSANDS OF REAIS)

Telebrasilia Celular/TCO (1)            310.869         371.289         434.100
Telegoias Celular..................     196.094         277.566         355.491
Telemat Celular....................     135.131         168.511         217.751
Telems Celular.....................     116.534         142.478         177.441
Teleron Celular....................      39.678          48.335          66.060
Teleacre Celular...................      19.818          25.588          33.923
NBT................................     112.523         214.964         290.581
Others.............................           -             307           1.090
Deductions from consolidation......           -             907          15.129
                                      ---------       ---------       ---------
TOTAL..............................     930.646       1.248.131       1.561.308
                                      =========       =========       =========

(1)  As a result of the merger of  Telebrasilia  Celular S.A.  into TCO on April
     26, 2002, the operating revenues which were earned by Telebrasilia  Celular
     S.A.  before the  merger  became  revenues  of TCO with a base date for the merger of December 31, 2001.

OUR OPERATIONS

The  following   tables  set  forth   information  on  TCO  and  NBT's  cellular
telecommunication  base,  coverage and related  matters at the dates and for the years indicated.

         TCO - AREA 7

                                                                                  YEAR ENDED DECEMBER 31,
                                                                         ------------------------------------------
                                                                             2000           2001           2002
                                                                         ------------   ------------   ------------
Cellular lines in service at year-end (in thousands)...............         1.439          1.995          2.469
  Contract customers...............................................           494            583            712
  Prepaid customers................................................           945          1,412          1,757
Churn (1)..........................................................        10.66%         13.23%         15.19%
Estimated population of concession areas (million) (2).............          14.3           14.9           15.2
Estimated covered population (million) (3).........................          11.5           12.8           13.3
Percentage of population covered (4)...............................           84%            86%            88%
Penetration at year-end - TCO (5)..................................         10.1%          13.2%          16.3%
Percentage of authorization areas covered..........................           53%            62%            66%
Estimated market share (6).........................................         78.4%          76.9%          73.0%

         NBT - AREA 8

                                                                                  YEAR ENDED DECEMBER 31,
                                                                         ------------------------------------------
                                                                             2000           2001           2002
                                                                         ------------   ------------   ------------
Cellular lines in service at year-end (in thousands)...............           257            417            598
  Contract customers...............................................            86            112            149
  Prepaid customers................................................           171            305            449
Churn (1)..........................................................         6.22%         16.12%         16.77%
Estimated population of concession areas (million) (2).............          14.9           15.8           16.1
Estimated covered population (million) (3).........................           7.4            8.8            9.7
Percentage of population covered (4)...............................         50.3%          60.4%          66.0%
Penetration at year-end - NBT (5)..................................         1.73%          2.64%           3.7%
Percentage of authorization areas covered..........................         6.59%         17.20%         20.60%
Estimated market share (6).........................................         25.35          31.5%          35.0%

----------------
(1)  Churn is the number of customers that leave us during the year,  calculated as a percentage of the simple average of customers at the beginning and the end of the year.
(2)  Projections based on estimates of IBGE.
(3)  Number of people within our Region that can access our cellular telecommunication signal.
(4)  Percentage of the population in our Region that can access our cellular telecommunication signal.
(5)  Number of cellular lines in service.
(6)  Estimated percentage of all lines in service in our Region at year-end.

OUR SERVICES

     Our company offers mobile telecommunications services to the subscribers of our Basic Services Plan and optional plans (which include minutes of usage).  We also offer  additional  services,  such as voice  mail,  call  forwarding,  call waiting, caller identification,  three-way calling, text messages, CSD services, and WAP services.  In 1999, our company  initiated sales of cellular handsets in connection  with the  introduction  of the prepaid  system.  This  service is an optional plan which aims to meet the needs of clients with low usage of wireless services.  The  service  is paid and  credited  before  any calls are made.  The subscriber  is required to purchase  credit  (using  prepaid cards or agreements with lottery houses and financial  institutions) which is valid to make calls in the subsequent 90-day period after  activation.  Once the credit in a particular card has been used, a new card should be purchased  within a period of 180 days;
otherwise  the service  will be  discontinued  and the  subscriber  will need to request a new  activation  to access the service.  The prepaid cards are sold in denominations of R$10.00,  R$15.00, R$25.00, and R$50.00. There is a R$5.00 card that is used  exclusively  by users of SMS services,  which gives clients closer control of their usage of the service.

     Our company  offers  message  services  based on the SMS  platform in three
different   applications:   content-push  services  via  SMS,   person-to-person
communication,  and interactive services. The SMS services are available to both pre-paid and post-paid clients.

     The Web-based  short message service allows users to send messages from the our website directly to clients' handsets.  Using the same platform, our company also sends news (local,  national, and international) on several subjects,  such as economy, sports, and weather forecasts, offers access to bank account balance information in associated banks, and offers appointment  reminder  services.  In
September 2002, we started to charge R$0.03 per message received. As of December
2002, more than one million clients used this service.

     In November 2000,  the  interpersonal  message  service  (currently  called
Torpedo) was launched experimentally,  and as of August 1, 2001, users have paid
R$0.18 per message  sent.  At the end of 2001,  5 million  messages  were billed monthly.  Several  factors have been  encouraging  the use of this service:  the granting of bonuses,  the  launching of  E-XPRESSO  CARDS  (messages  containing drawings and characters), and the launching of a set number of messages included in the service plan fee. By December 2002, we had billed 17 million messages.

     In January  2001,  we  launched  the WAP  service,  which  allows  wireless
Internet access based on cellular technology and is available to all clients who have handsets  equipped with this feature.  In order to implement  this service, our  company  developed a WAP portal  through  which  clients  can access  other portals and WAP sites. One of the advantages of this new service is that clients can customize the portal, making access and browsing faster and more convenient.
Our company has entered into relevant  partnership  agreements  with some of the main news agencies in Brazil:  FOLHA DE SAO PAULO and O ESTADO DE SAO PAULO,  as
well as with  banks  BANCO DO BRASIL  and  UNIBANCO,  and the  music  production company SOM BRASIL.

     Additionally,  we started offering wireless data communication  services to our  clients,  using CSD  technology  to  connect  personal  microcomputers  and palm-tops to the Internet via cellular handsets. This gives users greater access mobility and flexibility.

     In 2002, TCO/NBT adopted a communication strategy for products and services with the creation of the ISSO "umbrella".  This package of services includes the services mentioned above and a series of new features launched in 2002, namely:

     o    Flash TCO/NBT: a SMS-based  content-pull  information  service. To use this service, the client writes a message including the code of one of the  contents  available  on TCO/NBT  Flash and sends it to the number
          100. The reply  message will reach the handset  soon  thereafter.  The client then presses the "Display"  button in order to view the results on the screen of the handset. (April)

     o    Music:  musical ring tones to be used on compatible cellular handsets.
          (February)

     o    Icons:  images that allow the customization of call groups in clients'
          handsets. When a message is coming in, the caller can be identified by means of the symbol selected. (February)

     o    TCO/NBT Radio: an interactive  information and  entertainment  service selected on demand by users.  The service allows users to access news, sports news,  horoscopes,  breaking news, jokes,  chats, and young and adult channels. (June)

     o    Chat TCO/NBT: chat rooms combining traditional Web chats with cellular
          SMS services. (October)

     o    Games:  SMS-based  games such as Quiz  (question-and-answer  game) and
          Cabum (strategy game). (November)

     Regarding  interactive  services,   our  company  launched  an  interactive
promotion  platform  (GPI) in December  2002,  allowing  media  partners such as communication  vehicles (radio and TV stations,  etc.) to use the SMS to promote contests and conduct surveys and polls with real time results. The platform also allows among the participating users.

     Also in  December  2002,  we  activated  SMS  interoperability  with  other wireless telephone carriers.  As of that date, TCO and NBT users started to send
SMS to Telemig Celular and Amazonia  Celular users. On May 28, 2003, TCO started
SMS interoperability with all cellular companies controlled by the joint venture of Portugal  Telecom,  S.G.P.S.,  S.A.  and  Telefonica  Moviles,  S.A.  (called
Brasilcel  N.V.),  which consists of TCP, Global Telecom,  Tele Sudeste Celular,
Tele Leste Celular and CRT Celular users.

     Based on the  contracts  entered  into with  other  providers  of  wireless telecommunications  services,  our company  offers  automatic  roaming  services throughout the Brazilian  territory,  which allows users of the post-paid system to make and receive calls while outside of the Region.  These automatic  roaming services also allow users of the prepaid services to receive calls while outside
TCO's coverage area, as well as to make calls when they are in Area 7 or Area 8.
As of October 1, 2001, users of the prepaid services have been able to originate roaming calls while outside Area 7 or Area 8. Our company also offers  automatic international  roaming in Argentina and Uruguay by means of  agreements  entered into with local wireless  telecommunications  providers in those  countries.  In
January 2000, we started to provide  international roaming services in more than
60 countries  located in North  America,  Europe,  Asia,  Southern  Africa,  and
Australia.  By the end of 2002,  the service was already  available in more than
140 countries in North America,  Europe,  Asia,  Southern Africa, and Australia.
The calls are billed to the user's bills and no credit card or immediate payment is required.  In order to use the international  roaming service,  users have to sign a contract  with us with a value of  R$100.00,  after  which the service is activated  within a period of 72  hours.  Users  who  intend to use the  roaming service in countries  which have the GSM  technology  also receive a handset for use while in  transit.  The user will  later  pay for the  service  based on the amounts  charged in the areas  where the roaming  service was used.  Our company also  will  offer  wireless  telecommunications  services  to the users of other wireless  telecommunication  service providers while they are in our Region. Our company bills the other providers based on what the roaming contracts  establish
as  to  their  clients.  See  "Item  4--Information  on  the   Company--Business
Overview--Operating Agreements--Roaming Contracts."

OUR REGION

     The region in which TCO's subsidiaries  operate consists of Area 7 and Area
8,  which  we  refer  to  as  the  Region,  and  covers  an  aggregate  area  of approximately 5,803,501 square kilometers, representing approximately 68% of the total area of Brazil and 18% of Brazil's  population.  Area 7, which is serviced by Telegoias,  Telemat,  Telems, Teleron and Teleacre (and former Telebrasilia), includes the federal capital,  Brasilia,  and the surrounding  Federal District.
Area 7 also includes the following six Brazilian states: Goias, Tocantins,  Mato
Grosso, Mato Grosso do Sul, Rondonia and Acre. Area 8, which is serviced by NBT, includes the following five Brazilian states: Amapa,  Amazonas,  Maranhao,  Para and Roraima.

     The following table shows population, gross domestic product (GDP), and PER
CAPITA income statistics for each state in Area 7 and Area 8.

                                             POPULATION IN    % OF BRAZILIAN     PER CAPITA   % OF BRAZILIAN
SUBSIDIARY           AREA                     MILLIONS (1)     POPULATION (1)      GDP (2)        GDP (2)
------------         ------------------      -------------    ---------------    ----------   ---------------
Telegoias            Goias                      5.21              2.98%             4,316          1.97%
Telegoias            Tocantins                  1.21              0.69%             2,110          0.22%
Telemat              Mato Grosso                2.60              1.49%             5,342          1.22%
Telems               Mato Grosso do Sul         2.14              1.23%             5,697          1.08%
Teleron              Rondonia                   1.43              0.82%             4,065          0.51%
Teleacre             Acre                       0.59              0.34%             3,037          0.15%
NBT                  Amapa                      0.52              0.30%             4,098          0.18%
NBT                  Amazonas                   2.96              1.70%             6,668          1.71%
NBT                  Maranhao                   5.80              3.32%             1,627          0.84%
NBT                  Para                       6.45              3.70%             3,041          1.72%
NBT                  Roraima                    0.35              0.20%             3,417          0.10%
Telebrasilia (3)     Federal District           2.15              1.23%             14,405         2.02%

---------------
(1)  Estimates of IBGE.  Population  figures  pertain  only to areas  serviced by our  concessions  and do not pertain to cities not serviced by our concessions.
(2)  SOURCE: IBGE.
(3)  Until April 26, 2002.

     Our company's  business,  financial  condition,  results of operations  and prospects depend in part on the performance of the Brazilian  economy and on the economy of the Region, in particular.

MARKETING AND SALES

     Our company  classifies  users into two main  categories:  (i) legal entity clients, which accounted for 14.75% of our revenues in 2002, and (ii) individual clients,  which  accounted for 85.25% of our sales in the year 2002. Our company promotes  and sells its services in a number of ways and  occasionally  develops special  projects and services aimed at specific groups of clients.  Our company also offers  support  services  such as  exclusive  account  managers to certain clients.

     Our  contract  clients  are  mainly   individuals  with  moderate  or  high
purchasing  power.  According  to data  gathered by our company on December  31,
2002,  approximately  55% of our clients  were male and 60% were 40 years old or younger. According to Anatel regulations,  wireless  telecommunications services may be provided to any individual  requesting it, and such  individuals  must be served  in the  order  in  which  their  corresponding  requests  are  received, regardless of their income range.  In order to assist in the management of risks and failures in payments,  our company performs credit  verifications on all our clients.  The  services  may be  interrupted  if the  client  fails  to make the payments  on  the  due  dates  established.  See  "Item  4--Information  on  the
Company--Business Overview--Invoicing, Billing and Collection."

NETWORK SALES

     Our  company  markets  its  services  by means of a network of  proprietary stores, newsstands,  supermarkets, and other shops located in the Region. We own
50 stores and 7 kiosks in the  Region,  with 36 stores  and 3 kiosks  located in
Area 7 and 14 stores and 4 kiosks  located in Area 8. This  network  enables our company to market its services and to offer  post-sales  services to our clients throughout the entire Region.

     Our company maintains contracts with independent  distributors who are paid commissions  on each  new user  they  register  and on sales of other  services.
Commission  levels vary based on the exclusivity  and sales  performance of each distributor.

QUALITY OF SERVICE

     The excellent  quality of service and the extensive area covered by TCO are factors  which  have  had  a  preponderant  influence  on  the  acquisition  and maintenance of the client base. The indicators  established by Anatel to measure the  system's  technical  performance,  such  as the  "rate  of  outgoing  calls completed," "call establishment rate," and "rate of dropped calls" have exceeded the  targets  defined by Anatel in all the  networks  composing  TCO's and NBT's areas  of  coverage.  Any  occurrence  of  performance  degradation  is  quickly identified by the Network Management  Center,  which directly interacts with the operating  and  maintenance  divisions of the local  carriers in order to define actions for relocation of means and maintenance.  If the correction of a problem requires an action by the planning  and  engineering  division,  the division is informed so as to establish a plan to improve  performance  by  implementing  or modernizing the network equipment.

OUR NETWORK

     As of December 31, 2002, our company's cellular  telecommunications network covered  approximately 88% of the population of Area 7 and 66% of the population of Area 8. We  continue to expand and  optimize  our network to cover as broad a geographic  area as is economically  feasible in order to meet consumer  demand.
Under our concessions,  we have certain obligations concerning network coverage.
See "Item 4--Information on the  Company--Business  Overview--Regulation  of the
Brazilian   Telecommunications   Industry--Obligations   of   Telecommunications
Companies."

     As of December  31,  2002,  our network in Area 7 consisted  of 13 cellular switches, 4 stand-alone HLRs, 703 base-stations, 67 repeaters and 50,938 traffic channels and one national- and two regional-signaling transfer points. Our seven
Nortel  DMS-MTX and six  Ericsson  AXE 10  switches  are  distributed  among our switching centers,  located in Brasilia,  Goiania, Palmas, Campo Grande, Cuiaba,
Rondonopolis,  SINOP, Porto Velho and Rio Branco. The network is still connected primarily by a fiber-optic  transmission  system leased from fixed-line  service providers in the Region,  but we have  substantially  increased our transmission facilities during the last year. We expect,  based on ongoing projects,  that in

2003 the network will be connected  with our own  facilities  for the most part, including radio accesses and long distance back-bone linking major cities in our service area.

     Since  October  1999,  when  NBT  commenced  providing  cellular  telephone services  in Area 8 using the Nortel  DMS-MTX  cellular  infrastructure,  it has rapidly  increased its penetration into Area 8. As of December 31, 2002, NBT had
12 cellular switches,  located in Manaus,  Tabatinga,  Belem, Santarem,  Maraba,
Redencao, Altamira, Sao Luis, Imperatriz, Balsas, Boa Vista and Macapa, with 169 base-stations,  13  repeaters  and  11,087  traffic  channels.  The  network  is connected  primarily  by  our  own  facilities,  including  radio  accesses  and long-distance radio routes.

     Nortel and  Ericsson are our primary  suppliers of cellular  infrastructure and  Marconi,  NERA and NEC are our main  suppliers of  transmission  equipment.
LogicaCMG,  Sixbell and Comverse  are our  suppliers  for our SMS,  pre-paid and voice mail platforms, respectively.

     In 1998, we began  upgrading our network to supply digital service based on the TDMA standard in the Federal District,  as well as in Rondonia,  Mato Grosso do Sul, Goias, Mato Grosso,  Acre and Tocantins.  Digitalization is still one of our key strategic initiatives,  and digital accesses now represent approximately
98% of our accesses and 83% of our radio traffic  channels.  We understand  that digitalization  offers  certain  advantages,  including  more network  capacity, reduced operating costs and additional  revenues through the sale of value-added services. Digital services also offer subscribers greater security.

     Our company  continues  to increase its capacity and improve the quality of its network by deploying new  base-stations  and by adding digital  channels and features  to our  existing  base-stations.  These  additions  are carried out in response  to  projected  subscriber  demand,  as well as to  meet  national  and international  quality standards for cellular  telecommunications  services.  We believe that our network will require  further  development  to continue to meet the demand for cellular  services in the states' capitals and their  surrounding metropolitan  areas.  For this reason,  in 2002 we continued  evaluating  market demands  for  new  high-speed  data  services,  which  will  require  technology evolution,  through the overlay of a new air interface infrastructure.  For this reason,  trials in both 2.5G-available  technologies were carried out in 2002 in
Goiania (GSM/GPRS) and Brasilia (CDMA-1xRTT). In addition, we developed plans in
2002 to start designing this possible overlayed network for the next year. Also, we started a training  program for our technical  staff to learn more about this possible new network.

     In view of the  consolidation  process  that  took  place in  January  2003 between TCO/NBT and the joint venture of Portugal  Telecom,  S.G.P.S.,  S.A. and
Telefonica  Moviles,  S.A. (called  Brasilcel N.V.),  CDMA 2000 (1xRTT) has been specified and deployed as the JV Technology Standard in view of its evolutionary path to 2.5G in other Brazilian markets. Since then, we have focused our efforts on defining network  requirements for our overlay with this technology.  We have developed a three-year plan for the  above-mentioned  overlay; a period in which the  state  capitals  and main  cities in Areas 7 and 8 should be served by this technology, allowing us to provide a new package of high speed data services and increase the capacity in our network. We will guarantee that there will not be a degradation in coverage and service  quality in the existing TDMA network during the overlay  process.  This will result in two good quality  overlayed  networks through  which we can provide voice and data  services.  We believe this will be essential to keep us competitive in this highly disputed market.

     In 2002,  we also  increased  our  transmission  capabilities  by deploying numerous  radio links for  interconnection  purposes as well as to connect  cell sites to switches.  Additionally,  we began the  deployment of our long distance back-bone  network  to  connect  our  main  cities,  such  as the  Campo  Grande
-Dourados, in the State of Mato Grosso do Sul, now in operation,  also expanding the  Brasilia-Goiania  route. A project was conducted to connect our switches in
Brasilia,  Goiania,  Rondonopolis,  Cuiaba and Campo  Grande.  In 2002, we built metropolitan optical networks in Goiania,  Cuiaba, Brasilia and Campo Grande. We expect to activate the long distance  back-bone in the first quarter of the next year reaching approximately 80% of our company's subscribers in Area 7. Also, we expect to migrate  approximately  200 E1 leased lines to our own radio resources during the next year.  This  migration  will result in a large  reduction in our transmission costs and improvement in network reliability.

     In addition to increasing network capacity, we have expanded our voice-mail and CSD platforms (distributed across the different regions) and prepaid and SMS platforms (centralized in Brasilia).

     In 2002,  we  increased  penetration  in the SMS arena by greatly  boosting
mobile  originated  services  (M.O.)  and  information   services   (e-celular).
Additionally,  in 2002,  we began  to  operate  push-pull  services  like  CHAT,
BANKING, INFORMATION,  GAMING and others, expanding our SMS to a capacity of 160
SMS/S,  and ended the year with SMS  traffic  of more than 2 million  messages a day.

     During 2002, TCO conducted an RFP to purchase a WIN platform to be deployed in the first  half of next  year.  This  platform  will be able to  provide  WIN services for both TDMA and future CDMA 1x subscribers.  In the first phase,  the platform will have the capacity to accommodate 30,000 WIN subscribers. Huawei, a
Chinese vendor with 30 million WIN  subscribers in the  Asia-Pacific  countries, placed the winning bid in the RFP.

     Also,  during 2002 TCO  evaluated  the  technical  and economic  aspects of purchasing  and deploying a VASGW (Gateway for Value Added Services ) to improve the speed of deployment and  reliability of new  applications in SMS. We believe that the  activation  of this  platform  could boost the speed in  offering  new applications and our SMS efficiency could result in additional data revenues for our company. We expect that deployment of the VASGW will not start until the end of 2003.

SOURCES OF REVENUE

     We generate revenue from:

     o    usage charges,  which include  measured  service charges for calls and other similar charges;

     o    network-usage charges (or interconnection  charges), which are amounts we charge other cellular and fixed-line  service  providers for use of our network;

     o    monthly subscription charges;

     o    the sale of cellular handsets; and

     o    other charges, including charges for call forwarding, call waiting and call blocking.

     Our rates are subject to approval by Anatel.  See "Item  4--Information  on the Company--Business  Overview--Regulation of the Brazilian  Telecommunications
Industry."

     CONTRACT CUSTOMERS

     Since October 1994, cellular  telecommunications service in Brazil has been offered on a "calling  party pays"  basis,  under which  customers  pay only for calls that they originate.  In addition,  customers pay roaming charges on calls made or received outside their home registration area.

     The Region is divided  into a total of 92 tariff  areas,  consisting  of 81 tariff  areas in Area 7 and 11 tariff  areas in Area 8. We apply the lowest base rate to calls made by a subscriber in a tariff area to a line in the same tariff area, a higher rate to calls made by a  subscriber  in one tariff area to a line within the Region,  and the highest  rate to calls made by a  subscriber  in the
Region  to  persons  outside  the  Region.  Additionally,  we  apply a  per-call surcharge known as "AD" to calls made or received by a subscriber  while outside the Region. Finally, subscribers who receive calls outside the home registration area pay a certain  rate per minute if located  within the  Region,  or a higher rate if located outside the Region.

     INTERCONNECTION CHARGE

     We earn revenues  from any call that  originates  from another  cellular or fixed-line service provider network  connecting one of our customers.  We charge the service  provider  from whose  network the call  originates a network  usage charge for every  minute that our network is used in  connection  with the call.
See   Item  4   "Information   on  the   Company--Business   Overview--Operating
Agreements--Interconnection   Agreements."  The  average  network  usage  tariff
charged by our company to other service  providers was R$0.17 per minute in 1997 and R$0.19 per minute in 1998, in each case net of  value-added  taxes.  Through
October of 1999, the network usage tariff was R$0.19.  In November 1999,  Anatel granted an increase of 14.7%, raising the tariff to R$0.2180.  In December 2000,
Anatel  authorized  a 23.26%  readjustment  and the  value  of the TU-M  rose to
R$0.2687.  In April 2002,  Anatel  granted a 10.12%  increase and the TU-M value increased to R$0.2959.  In February 2003,  Anatel granted a 21.99%  increase and the TU-M value rose to R$0.3609,  net of value-added taxes. In Area 8, where the
NBT operates, the value of the TU-M was R$0.21 until October 2000. After October and the 26.38% readjustment  authorized by Anatel, the TU-M rose to R$0.2654. In
April 2002,  Anatel  granted a 13.64%  increase and the TU-M value  increased to
R$0.3016.  In February 2003,  Anatel granted a 21.99%  increase and the value of the TU-M rose to R$0.3679, net of value-added taxes.

     ROAMING FEES

     We receive  revenue  pursuant  to roaming  agreements  with other  cellular service providers.  When a customer of another cellular service provider makes a call  within  our  Region,  that  service  provider  pays us for the call at the applicable  rate.  Conversely,  when one of our customers  makes a cellular call outside of our Region, we must pay the charges  associated with that call to the cellular  service  provider  in whose  region  the call  originates.  See  "Item
4--Information on the Company--Business Overview--Operating  Agreements--Roaming
Agreements."

OPERATING AGREEMENTS

     INTERCONNECTION AGREEMENTS

     Subscribers use the  telecommunication  services  available on the networks provided by the Switched Fixed  Telephone  System,  the SMC, and the SMP to make telephone  calls.  In order to facilitate  telecommunications  between  cellular telephone  users  and  fixed-line  telephone  users,  as well as among  cellular telephone users, our company must establish Network Interconnection Agreements.

     In   Network   Interconnection   Agreements,   each   network   makes   its
interconnection  points  available  and circuits with 2 Mb are used to establish the physical  connection  between these points. The responsibility for providing the  physical  connection  is  shared  equally  by the  two  companies  and  the responsibility for physically  building each connection is normally  established by the companies upon the joint technical planning of the connection.

     ROAMING AGREEMENTS

     Agreements for automatic  roaming have been  established  among most A Band and B Band cellular  service  providers,  through the  ASSOCIACAO  BRASILEIRA DE
ROAMING, or ABR. However,  Americel S.A. did not enter into an automatic roaming agreement  with us in Area 7 and Tele Norte Celular  Participacoes  S.A. did not
enter into an automatic  roaming agreement with NBT in Area 8 because we are not obligated to enter into such agreements pursuant to Anatel regulations.

     The  agreements  permit our  subscribers  to use their  cellular  phones on networks of other cellular service  providers while traveling or roaming outside the  Region.  Conversely,  we  are  required  to  provide  cellular  service  to subscribers  of those cellular  service  providers  when those  subscribers  are within the Region.  The  agreements  require each cellular  service  provider to provide service to roaming  subscribers on the same basis as it provides service to its own  subscribers  and to carry out a monthly  reconciliation  of  roaming subscriber usage charges.

     Each company participating in the National Automatic Roaming Network pays a monthly fee of R$0.05 per originated or terminated call that involves roaming.

     Brazilian  cellular service providers have also,  through ABR, entered into international  roaming agreements with foreign service  providers,  which permit the Brazilian  service  providers'  subscribers to use their cellular  phones in
Argentina  and Uruguay and the foreign  service  providers'  subscribers  to use their  cellular  phones  in  Brazil.  The terms of these  international  roaming agreements  vary from agreement to agreement.  We also have a roaming  agreement with  Gradiente,  an  international  cellular  service roaming  provider,  which permits our subscribers to have roaming services in North America, Europe, Asia,
Africa and Oceania.

TAXES ON TELECOMMUNICATIONS SERVICES

     The cost of telecommunications services to customers incorporates a variety of taxes, including:

          ICMS. The principal tax is the IMPOSTO SOBRE CIRCULACAO DE MERCADORIAS
          E SERVICOS,  or the ICMS. The ICMS is a tax that the Brazilian  states impose at varying rates on certain revenues from the sale of goods and services,  including  telecommunications  services.  The ICMS rate for telecommunications  services  charged  in the  states of the Region is
          25%, except for the states of Mato Grosso and Para,  where the rate is
          30%,  the  state of  Goias,  where  the rate is 26%,  and the state of
          Rondonia,  where the rate is 35%.  The ICMS is also  charged  on those revenues generated with the sales of cellular handsets, at the rate of
          17%, with the  exception of the state of Goias,  where the rate is 7%, and the state of Tocantins, where the rate is 12%.

          COFINS.  The CONTRIBUICAO PARA  FINANCIAMENTO DA SEGURIDADE SOCIAL, or
          COFINS, is a social contribution tax on gross operating  revenues.  On
          November 27, 1998,  the Brazilian  government,  through Law No. 9,718, increased  the COFINS rate from 2% to 3%,  allowing a set-off of up to one-third of the COFINS amount with the amount owed as a result of the
          CSLL (Social  Contribution  on Net Profit).  Temporary  Measure number
          2158,  issued in August of 2001 (the most recent  version of Temporary
          Measure number 1991 -- January 13, 2000), revoked the authorization to set off one  third of the  COFINS  amount  with the  amount  owed as a result of the CSLL.

          PIS.  The PROGRAMA DE  INTEGRACAO  SOCIAL,  or PIS, is another  social contribution tax that is imposed on gross operating  revenue at a rate of 0.65%.  In October 2002,  Law No.  10,637 was enacted,  making such contribution  non-cumulative and increasing the rate to 1.65%,  except
          in  connection  with  telecommunication   services,   where  the  rate
          continues to be 0.65%.

          FUST.  On  August  17,  2000,  Law No.  9,998,  created  the  FUNDO DE
          UNIVERSALIZACAO  DOS SERVICOS DE  TELECOMUNICACOES,  or FUST, a social contribution tax applicable to all  telecommunications  services.  The purpose of the FUST tax is to fund a portion of the costs  incurred by telecommunication  service  providers  to meet the  universal  service targets  required  by Anatel  in case  these  costs  are not  entirely recoverable through the provision of the telecommunications  services.
          The  FUST is  imposed  at a rate  of 1% of  gross  operating  revenues exclusively  from  telecommunication  services,  net of ICMS,  PIS and
          COFINS  and its cost may not be  passed  on to  customers.  It  became effective on January 1, 2001.

          FUNTTEL. On November 28, 2000, the Brazilian  government,  through Law
          No. 10,052,  created the FUNDO PARA  DESENVOLVIMENTO  TECNOLOGICO  DAS
          TELECOMUNICACOES,  or FUNTTEL, a social contribution tax applicable to all telecommunications  services. The purpose of the FUNTTEL tax is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by:

          o    encouraging research and the development of new technologies;

          o    promoting the training of personnel;

          o    creating new employment opportunities; and

          o    allowing small and  medium-sized  companies to access the lending market.

          The FUNTTEL is imposed at a rate of 0.5% of gross  operating  revenues exclusively  from  telecommunication  services,  net of ICMS,  PIS and
          COFINS,  and its cost may not be  passed  on to  customers.  It became effective on March 1, 2001.

          FISTEL.  On July 7, 1966,  the Brazilian  government,  through Law No.
          5,070,  created the FUNDO DE  FISCALIZACAO  DAS  TELECOMUNICACOES,  or

          FISTEL, a tax applicable to telecommunications transmission equipment.
          The purpose of the FISTEL is to provide  financial  resources  for the
          Brazilian government to control and inspect the industry.

          The FISTEL tax is comprised of two different fees:

          o    an installation and inspection fee that is assessed every time we activate  a new  cellular  number,  as  well  as  every  time  an authorization certificate is issued with respect to new equipment
               in  telecommunications   stations.   Effective  April  2001,  the
               installation  and  inspection  fee has been assessed based on the net  activation  of  cellular  numbers,  i.e.,  the number of new
               cellular  activation   subtracted  by  the  number  of  cancelled
               subscriptions,  as well as on the basis of the net  additions  of radio base stations; and

          o    an operation and inspection fee,  assessed  annually on the basis of the total  number  of  cellular  numbers  in use and the total number of radio base stations  installed at the end of the fiscal year,  which is equal to 50% of the  installation  and inspection fee.

INVOICING, BILLING AND COLLECTION

     Our company's  invoicing  system has four main  functions:  (i)  subscriber registration,  (ii) subscriber information management, (iii) accounts receivable management and (iv) billing and collection.  To facilitate the invoicing cycles, we have eight staggered invoicing cycles per month.

     We estimate that  approximately  70% (by value) of our invoices are paid in the month they are due. If a subscriber's payment is more than 15 days past due, service  may be  partially  suspended  and if its more  than 30 days  past  due, service  may be  totally  suspended  until  payment is  received.  After 60 days delinquency,  the subscriber's name is filed with credit protection agencies. If a subscriber's payment is more than 90 days past due, the subscriber's  contract may be  cancelled.  After  120 days  delinquency,  the  debts  are  referred  to independent  collection  agencies.  Our net losses on trade accounts  receivable were 3.8%,  3.1% and 1.67% of gross  operating  revenues in 2000, 2001 and 2002,
respectively.    See   "Item    5--Operating    and    Financial    Review   and
Prospects--Operating  Results for the Years Ended  December 31,  2000,  2001 and
2002--Operating  Expenses--Selling Expenses." Our company offers the possibility to negotiate debts by means of installments.

     We receive  roaming fees from other cellular  service  providers when their subscribers make cellular calls while within our Region, and pay roaming fees to other cellular service  providers when our subscribers make cellular calls while outside  of their  Region.  See "Item  4--Information  on the  Company--Business
Overview--Sources of Revenue--Roaming  Fees." We receive network-usage fees from other service  providers when their  subscribers  make calls that terminate on a cellular  telephone within our Region,  and we pay  network-usage  fees when our subscribers  make  calls  that  terminate  on the  network  of  another  service provider. See "Item 4--Information on the Company--Business Overview--Sources of
Revenue--Interconnection Charges." At the end of each month, our company and the other service providers  reconcile the amounts owed between them and settle on a net  basis.  For  international  and  domestic  long-distance  calls made by its subscribers, our Company forwards the amount registered on account of such calls to a  clearinghouse  operated by Embratel and charges the carriers a fee for the use of its cellular telecommunications network.

FRAUD DETECTION AND PREVENTION

     Generally,  we encounter two principal types of fraud:  subscription  fraud and cloning  fraud.  Subscription  fraud occurs when a person,  typically  using documents that do not belong to him and a fictitious  address,  obtains cellular telecommunications  service with no intention of paying for the service.  We can usually detect  subscription fraud prior to the invoicing of charged services by analyzing the  subscriber's use of the cellular line and the information on file with our company and with collection agencies. Nevertheless, it is difficult for us to control this type of fraud because of Anatel's  application of Rule 05/78, which prohibits the suspension of service prior to an account being 15 days past due. We may, however, suspend service when the subscription is a suspect one and fraud has been confirmed (by means of specific  check-ups).  In such cases,  the rules imposed by Anatel do not prevent the  suspension  of service.  In any case subscription  fraud  is  one of  the  most  significant  problems  for  cellular companies in Brazil.

     Cloning fraud  consists of duplicating  the cellular  signal of a BONA FIDE subscriber,  which enables the  perpetrator of the fraud to make telephone calls using the subscriber's  signal. The mobile  identification  number and equipment serial  number of the  subscriber  are captured by the "cloner" by using a radio scanner. To avoid inconveniences to subscribers, we delete the cloned calls from the billing system before issuing  invoices to them. Our  fraud-control  section can detect the clone and  suspend  service  immediately  after the first  cloned call. The subscriber is then informed and his invoices are scrutinized  monthly.
Currently,  cloning fraud is under control due to preventative measures taken by us, such as blocking  international calls (service is provided only upon request by the subscriber) and creating a 24-hour fraud control center  consisting of 11 analysts using the Integrated  Fraud Detection and Control  System,  or SAF. The
SAF was implemented on July 14, 1998 and is linked to a national network,  which allows the detection, analysis, and control of abnormalities in cellular service usage that may indicate fraud throughout Brazil.

COMPETITION

     The  General  Telecommunications  Law  provides  for  the  introduction  of competition in  telecommunications  services in Brazil. The Brazilian government granted ten licenses to private  companies,  each a B Band Service Provider,  to provide cellular  telecommunications service within particular regions of Brazil on a frequency  range  referred to as "B Band." The frequency  range used by the cellular  service  providers  that  were  spun  off from  the  Telebras  System, including  our company,  each an A Band Service  Provider,  is referred to as "A
Band."  Each  B  Band  license  covers  a  geographic   region  which  generally
corresponds   to  a   cellular   region.   See  "Item   4--Information   on  the
Company--Business   Overview--Regulation  of  the  Brazilian  Telecommunications
Industry--Concessions and Authorizations."

     B BAND COMPETITION IN AREA 7

     On December 31, 2002,  Americel S.A., whose major shareholders are Ameripar
S.A. (52.94%),  Telesystem  International Wireless (Brasil), Inc. (20.04%), Bell
Canada International BVI-V Ltd. (18.91%), and BNDES Participacoes S.A. (owner of
100% of the  preferred  shares),  received  authorization  to  provide  wireless telecommunications  services in B Band in Area 7.  Americel  S.A.  paid  R$338.5
million   for   this   authorization,    and   started   to   provide   wireless
telecommunications  services,  based  exclusively on the TDMA  standard,  in the
Region in November of 1997. Americel S.A. does not render analog services in the
Region.  The rights and obligations of Americel S.A. while the  authorization is in force are  substantially  identical  to the  rights  and  obligations  of our company  concerning  our  concessions.  Americel  S.A.'s  clients use  standard, bimodal AMPS and TDMA handsets for roaming in the areas where  digital  services are not yet available.

     A BAND COMPETITION IN AREA 8

     In  Area  8,  NBT,  which  is  the B Band  subsidiary,  competes  with  the subsidiaries  of Tele Norte  Celular  Participacoes  S.A.,  whose  trade name is
Amazonia Celular,  and whose major shareholder is Telepart  Participacoes  Ltda.
(51.86%). The services provided are AMPS and TDMA.

     COMPETITION IN C BAND

     There were no  participants  in the  auction for SMP  contracts  in C Band, which was held on January 30, 2001.  Anatel might hold a second  auction for SMP contracts in C Band, or issue a public solicitation so as to encourage companies who may be  interested  in parts of the C Band  frequencies.  If only one or two companies show their  interest in each region,  Anatel may sell directly to them and not hold any other auction.

     COMPETITION IN D BAND

     On February 13, 2001,  Anatel held an auction for SMP  contracts in D Band.
Telecom Italia Mobile,  or TIM, placed the best bid for SMP contracts in D Band, covering two SMP regions: (i) Brazil's  central-southern  region, which includes the concession areas of our subsidiary companies, except NBT, and (ii) the state of Sao Paulo. TIM paid R$543 million for the contract to operate SMP services in
D Band in the  central-southern  region,  and R$997  million for the contract to operate SMP services in D Band in the state of Sao Paulo, which represent a 0.6%
and 40.42% premium, respectively, above the minimum bidding price established by
Anatel.

     TIM  started  operations  in D Band in 2002  under the  condition  that the provider of  fixed-line  services  in each of those  regions  would  advance the targets set by Anatel for December  2003.  Tele Centro Sul  Participacoes  S.A.,
currently  known as Brasil Telecom S.A., is the provider of fixed-line  services in the  central-southern  region,  and  Telecomunicacoes  de Sao Paulo  S.A.  --
Telesp,  known as Telefonica,  is the provider of fixed-line services in the Sao
Paulo state region.

     Tele Norte  Leste  Participacoes  S.A,  or  Telemar,  the first  fixed-line carrier in the  remaining  region,  which  comprises  16 states in northern  and eastern Brazil,  presented the best bid for SMP contracts covering the region in which it offers fixed  network  telecommunication  services.  Telemar paid R$1.1 billion  for the SMP  contract  in D Band,  with a premium  of 17.23%  above the minimum  bidding  price  set by  Anatel,  and  provide  SMP  services  using GSM technology. Telemar SMP, or Oi, started operations in D Band in 2002.

     COMPETITION IN E BAND

     On March 13, 2001,  Anatel held an auction for SMP contracts in Bands D and
E. TIM was the only  company to present a proposal in the  auction  held for SMP contracts in E Band, and obtained a contract to offer SMP services in the region comprising  the 16 states of the  northern  and the  eastern  regions of Brazil, which is the same region in which  Telemar  operates as a provider of fixed-line telephone  services.  No proposals were presented for SMP contracts in E Band in two other regions. TIM paid R$990 million for the contact,  with a 5.32% premium above the minimum  price set by Anatel.  On  November  19,  2002,  Anatel held a second auction for SMP contracts in E Band for the  central-southern  region and for the state of Sao Paulo,  as well as for some areas in the  northeast  of the country and in the states of Minas Gerais, Parana and Santa Catarina,  which TIM had waived due to the fact that it  operates  in both A Band and B Band in these areas.  In this  auction  Brasil  Telecom  S.A.  purchased  the license to offer services  in Region II (which  consists  of Brazil's  Federal  District  and the states of  Tocantins,  Goias,  Acre,  Roraima,  Mato Groso,  Mato Grosso do Sul,
Parana,  Santa  Catarina and Rio Grande do Sul) of the PLANO GERAL DE OUTORGAS -
PGO-SMP for R$69.265 million.

     D BAND COMPETITION IN AREA 7 OF THE SMC

     TIM  Brasil is the D Band  carrier  in Area 7 of the SMC,  and  started  to provide services in September 2002, using digital GSM technology.  Until the end of 2002, it operated in the metropolitan areas of the Brazilian Federal District and in the cities of Goiania, Campo Grande, and Cuiaba.

     E BAND COMPETITION IN AREA 7 OF THE SMC

     Having  acquired  its license in November  2002,  Brasil  Telecom  S.A. has announced  plans to start  operations  in the second half of 2003 using  digital technology. Since it also operates fixed-line telecommunications, Brasil Telecom
S.A. has a strong advantage -- the fixed-wireless synergy.

     D BAND COMPETITION IN AREA 8 OF THE SMC

     Oi is the D Band carrier operating in Area 8 of the SMC, and began offering services in June 2002,  using  digital GSM  technology.  Given that Telemar also operates fixed-line  telecommunications,  it has the advantage of fixed-wireless synergy.  Until the end of 2002, it operated in the metropolitan areas of Belem,
Manaus and Sao Luis.

     E BAND COMPETITION IN AREA 8 OF THE SMC

     Tim  Brasil  is the E Band  carrier  operating  in Area 8 of the  SMC,  and started  offering  services based on GSM technology in September 2002. Until the end of 2002, it operated in the  metropolitan  areas of Belem,  Manaus,  and Sao
Luis.

     OTHER COMPETITION

     Our company also competes with providers of fixed-line  telephone services.
If enough  capital is invested  in  fixed-line  telephone  services in Area 7 to increase the density of fixed lines and improve  service,  some of our company's present and potential  clients may migrate to providers of fixed-line  telephone services  for a  number  of  reasons,  such as  lower  rates.  The  provider  of fixed-line  telephone  services in Area 7 is  Brasil-Telecom  (previously,  Tele
Centro  Sul  Celular  Participacoes  S.A.).  Aiming to promote  competition  and improve the quality of services provided in the  telecommunications  sector, the
Brazilian government granted contracts to other "mirror companies" allowing them to operate fixed-line services.  On September 30, 1999, the Brazilian government
granted  Global  Village  Telecom  S.A.  a  concession  to  operate   fixed-line
telephoning services in the same concession area where Brasil-Telecom  operates.
The concession includes a broad authorization to use fixed cellular solutions in an attempt to quickly distribute fixed lines to users.

     In Area 8, the  fixed-line  provider is Telemar and the  mirror-company  is
Vesper.

     Satellite-operated  services,  which  guarantee  nationwide  coverage,  are available in Brazil. Although these services have the advantage of covering much larger  areas than those  covered by the cellular  telecommunications  services, they  are  considerably  more  expensive  than the  cellular  telecommunications services and do not offer competitive coverage inside buildings.  Currently, our company does not plan to offer  satellite-operated  mobile  services (other than those included in the roaming contracts entered into with providers of satellite services), though we may offer such services in the future.

     There can be no assurance that the entry of new  competitors  will not have significantly  adverse effects on our company's business,  financial statements, or the results of its  operations or its prospects.  Any adverse  effects on our company's market share which results from pressures originating from competition will depend on several factors which cannot be assessed with precision and which are therefore beyond our company's control.  Among such factors are the identity of the  competitors,  their  strategy  and ability to conduct  business,  market
conditions   prevailing  at  the  time,  rules  applicable  to  the  new  market participants  and to our company,  as well as the  effectiveness  of the efforts made by our company to prepare for and to face the strong competition. There may also be competitors with higher technical capacity and more resources than those owned by our company.

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

     GENERAL

     Our business,  the services we provide and the prices we charge are subject
to   regulation   under  the   General   Telecommunications   Law  and   various
administrative  enactments,  which  regulate the services  provided by Brazilian telecommunications operators.

     Anatel is the agency that  regulates  telecommunications  under the General
Telecommunications  Law and the July 2001  Regulamento  da Agencia  Nacional  de
Telecomunicacoes,  known as the Anatel Decree. Anatel is financially  autonomous and  administratively  independent of the Brazilian  government.  However Anatel maintains a close relationship to the Ministry of Communications. Any regulation proposed by Anatel is subject to a period of public comment, which may include a public hearing.  Anatel's  irregular  conduct can be challenged in the Brazilian courts.  On November 25,  1998,  Anatel  enacted  Resolution  73--Regulation  of
Telecommunication  Services,  which  regulates  in detail the new  comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

     CONCESSIONS AND AUTHORIZATIONS

     Prior to January  2000,  Anatel  had only  authorized  two  mobile  service providers in each of the ten franchise areas under A Band and B Band. A Band and
B Band mobile  service  providers were granted  concessions  pursuant to the LEI
MINIMA,  or the Minimum Law. Each concession is a specific grant of authority to supply cellular  telecommunications  services,  subject to certain  requirements contained in the applicable list of obligations appended to each concession.  If a mobile service provider wishes to offer any  telecommunications  service other than  those  authorized  by  its  concession,  it may  apply  to  Anatel  for an authorization to offer such other services.

     In accordance with the General Telecommunications Law, a concession relates to the  provision of  telecommunication  services  under the public  regime,  as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result,  regulatory  provisions are inserted in the  relevant  concession  agreements  and the  concessionaire  is subject to public service  principles of continuity,  changeability  and equal treatment of customers.  Also, the government authority is entitled to direct and control the performance of the services,  to apply penalties,  and to declare the expiration of the  concession  and  the  return  of  assets  of the  concessionaire  to the government  authority upon  termination of the concession.  Another  distinctive feature is the right of the concessionaire to maintain an economic and financial balance of the  concession  agreement.  The  concession  is granted for a finite period of time and is generally renewable once.

     An authorization is a permission granted by the public administration under the private  regime,  which may or not be granted upon a prior  auction  bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunication  service in the private regime.  The  authorization is granted for an  indeterminate  period of time. Under the  authorization,  the government will not  guarantee  the economic and financial  balance,  as it was  guaranteed under the concession.

     SMP REGULATION

     In November 2000,  Anatel adopted  certain  regulations for the issuance of new  licenses,  which  are  authorizations  to  provide  wireless  communication services through SMP, personal mobile service, to compete with the then existing cellular operators in the various regions of Brazil.  These regulations  divided
Brazil  into  three  main  regions  covering  the  same  geographic  area as the concessions  for the fixed-line  telecommunication  services.  Anatel  organized auctions  for three new  licenses  for each of those  regions.  The new licenses provided  that the new  services  would  be  operated  in the  1,800  MHz  radio frequency  bands, and they were denominated C Band, D Band and E Band. These new licenses were  auctioned by Anatel and awarded  during the first quarter of 2001 and at the end of 2002.

     Under these new licenses:

     o    services are to be provided using the 1,800MHz frequency;

     o    each  operator may provide  domestic and  international  long-distance services in its licensed area;

     o    existing  cellular  service  providers,  as long  as they do not  have partnerships with fixed-line  operators,  as well as new entrants into the Brazilian  telecommunications  market could have bid for C Band, D
          Band  and  E  Band  licenses.  However,  fixed-line  operators,  their controlling  shareholders and affiliated  cellular  providers may only bid for D Band and E Band licenses;

     o    a cellular operator, or its respective controlling  shareholders,  may not have geographical overlap between licenses; and

     o    current A Band and B Band cellular  service  providers could apply for an extra frequency range.

     Pursuant to the SMP services  regulation  each of the three main regions is divided into registration areas, or tariff areas.

     On February 3, 2003, TCO chose to replace its SMC Concession  Contracts for
Personal  Mobile  Service  Agreements  (SMP)  in  Regions  I  (sub-range  of "B"
frequencies) and II (sub-range of "A" frequencies) of the PGO. In addition,  TCO has full  control  of TCO IP S.A.,  which  holds a  national  authorization  for
Multimedia Communication Services (SERVICOS DE COMUNICACAO MULTIMIDIA, or SCM).

     BENEFIT OF THE SMP SYSTEM

     According  to the General  Telecommunications  Law and Decree No.  2056/96,
control of the  concessionaire can only be transferred after five years from the date  of  the  privatization  in  the  case  of A  Band  concessionaires  or the commencement  of  services in the case of B Band  concessionaires.  On the other hand, under the SMP system, the authorization or control of the authorized party can be  transferred  through  merger of the  relevant  cellular  mobile  service provider, whether it is providing services under the A Band or the B Band.

     Under a SMP  authorization,  we could lose the  guarantee  of the terms and conditions of the license for the 15-year term. We would,  however, gain greater discretion  in running the business and be relieved of the  obligation to revert our operating assets to the Brazilian government when our concessions end.

     OBLIGATIONS OF TELECOMMUNICATIONS COMPANIES

     As a  telecommunications  service  provider,  we are subject to regulations concerning  quality of service  and network  expansion,  as  established  in our authorizations and our original concession agreements.

     Any breach by the  companies of  telecommunications  legislation  or of any obligation set forth in their  authorizations may result in a fine of up to R$50 million.

     TCO's new  authorizations  impose  obligations  to meet  higher  quality of service standards, such as: the system's ability to make and receive calls, call
failure  rates,   the  network's   capacity  to  handle  peak  periods,   failed
interconnection  of calls and customer  complaints.  Anatel published the method for collecting  these quality  service  standards data on April 23, 2003 (Anatel
Resolution No. 335/03).

     INTERCONNECTION

     Under  the  General  Telecommunications  Law,   telecommunications  service
providers  are  classified  as  providers  of either  collective  or  restricted
services.  All  cellular  operators,   including  SMP  service  providers,   are
classified  by  Anatel  as  collective  service  providers.   All  providers  of
collective services are required to provide  interconnection upon request to any other collective  service provider.  The terms and conditions of interconnection are freely  negotiated  between  parties,  subject to price caps and other rules established  by Anatel.  Providers must enter into  interconnection  agreements, regarding,  among other things,  tariffs,  commercial  conditions  and technical issues, with all requesting parties on a non-discriminatory basis.

     Interconnection  agreements  must be approved by Anatel and may be rejected if they are contrary to the  principles of free  competition  and the applicable regulations.  If the  parties  cannot  agree  upon the terms and  conditions  of interconnection, Anatel may determine terms and conditions by arbitration.

     RATE REGULATION

     Our  concessions  provide for a price cap mechanism to set and adjust rates on an annual basis.  The cap is a maximum weighted average price for a basket of services.  The basket includes the services in the Basic Service Plan, including monthly subscription fees, VC1 charges, VC2 charges, VC3 charges,  DSL1 charges,
DSL2 charges,  and AD charges,  as well as  interconnection  charges,  including network-usage  fees and charges to provide a physical  connection to the network
(INTERCONNECTION).

     The  initial  price cap in our  concessions  were  based on the  previously existing tariffs,  which were developed based on our fully-allocated  costs. The initial  price cap is adjusted  on an annual  basis under a formula set forth in our concessions to reflect the rate of inflation as measured by the IGP-DI.

     The  weighted  average  tariff for the entire  basket of  services  may not exceed the price cap, but the tariffs for individual  services within the basket may be increased. We may increase the tariff for any individual service by up to
20%, over the rate of inflation measured by the variation of IGP-DI,  subject to a downward  adjustment  for  inflation  effects  already  captured in the annual upward  adjustments  of the  overall  price  cap for the  basket,  as long as it adjusts other prices  downward to ensure that the weighted  average  tariff does not exceed the price cap.

     Other telecommunications companies wishing to interconnect with and use our network must pay certain fees,  primarily a network-usage fee charged per minute of use, which  represents an average charge for a basket of network elements and services.  The  network-usage fee charged by A Band Service Providers is subject to a price cap set by Anatel, which varies from company to company, based on the underlying cost  characteristics of each company's  network.  For a breakdown of past network usage charges,  see "Item  4--Information on the  Company--Business
Overview--Sources of Revenue--Interconnection Charges."

     ANCILLARY SERVICES, VALUE-ADDED SERVICES AND INTERNET REGULATION

     On June 15, 2000,  Anatel issued  Resolution 226, which amended Norm 23/96.
Under the amended Norm 23/96,  cellular  service  providers  are  authorized  to provide ancillary services to subscribers in connection with one or more service plans. We currently offer our TDMA-capable subscribers the following value-added services: (i) caller identification; (ii) voicemail; (iii) call forwarding; (iv)
call  waiting;  (v) SMS;  (vi) CSD; and (vii) WAP.  Resolution  226 requires all cellular  service  providers to offer  voicemail  service in all service  plans, defines strict rules for billing air-time in connection with voicemail usage and authorizes  the service  providers  to provide and charge for SMS in  connection with one or more service  plans.  Before  Resolution  226, SMS could be provided only  under  test  permission  and could  not be  charged.  Resolution  226 also requires cellular service providers to provide subscribers with detailed billing information for certain  services,  which were previously  considered  ancillary charged for separately.  It also modified  billing criteria for short repetitive calls (3 to 30 seconds) of the same origin and  destination if the delay between calls does not exceed 120 seconds.

     Value-added services are not considered  telecommunications services PER SE under  Brazilian  telecommunications  regulations,  but rather services that add
features   to   a   telecommunications   service   that   supports   them.   All
telecommunications  service  providers are required to grant  network  access to parties interested in providing  value-added  services,  on a non-discriminatory basis, if technically  feasible to do so.  Telecommunications  service providers are also  allowed to render  value-added  services  through  their own  network.
Internet  access is  considered a value-added  service by Brazilian  legislation
thus  providers  of  Internet  access  are  not  considered   telecommunications
companies.  Current regulations allow our company and any other interested party to offer  Internet  connection  services  through  our  network.  While  setting consumer  pricing for our Internet  connection  services,  we must  consider the costs  charged  to third  parties  offering  similar  services  for usage of our network.  Anatel is expected to issue  specific  regulations  in the near future regarding the use of cellular networks to provide Internet-connection services.

C. ORGANIZATIONAL STRUCTURE

TCO AND ITS OPERATING SUBSIDIARIES

     The following table sets forth (i) the contribution made by each subsidiary to our net operating  revenues for the year ending  December 31, 2002,  and (ii)
TCO's shareholding in each subsidiary on December 31, 2002.

                               CONTRIBUTION TO
                             CONSOLIDATED RESULTS          TCO OWNERSHIP
                             --------------------   ----------------------------
                              % OF NET OPERATING     % OF SHARE     % OF VOTING
SUBSIDIARY                         REVENUES            CAPITAL         STOCK
--------------------         --------------------   ------------   -------------
TCO......................           26.91%               -               -
Telegoias................           22.77%             97.07%          98.59%
Telemat..................           13.94%             97.56%          99.49%
Telems...................           11.37%             98.45%          99.61%
Teleron..................            4.23%             97.21%          98.26%
Teleacre.................            2.17%             98.35%          99.96%
NBT......................           18.61%             98.33%          95.00%

     Substantially all of TCO's assets consist of shares in its subsidiaries and the assets transferred to TCO as a result of the merger with  Telebrasilia.  TCO relies very  substantially  on dividends from its subsidiaries to meet its needs for  cash,  including  cash to pay  dividends  to its  shareholders.  See  "Item
5--Operating   and  Financial  Review  and   Prospects--Liquidity   and  Capital
Resources."

     On October 19, 1998, Tele Centro  Oeste/Inepar,  a consortium  comprised of
(i) Inepar S.A.  Industria e Construcoes (50%) and (ii) TCO (50%), was awarded a license to provide  cellular  telecommunications  services in Area 8. On May 21,
1999,  we acquired  45% of the shares of Tele Centro  Oeste/Inepar  from Inepar, increasing  our holding in the  consortium to 95%. Upon  acquiring  control,  we renamed Tele Centro  Oeste/Inepar  "Norte Brasil Telecom S.A." and registered it as a non-publicly  held company.  On October 7, 1999, NBT began providing B Band digital cellular  telecommunications  service in Area 8 in competition with Tele
Norte  Celular  Participacoes  S.A.  Area  8  covers  approximately  41%  of the territory and 9% of the total population of Brazil.

     On April 26, 2002, TCO held a general extraordinary shareholders meeting in which it approved our merger with Telebrasilia and the consequent transfer to us of the  concession  to  explore  mobile  cellular  services  previously  held by
Telebrasilia.

     On April 25, 2003,  TCP acquired  61.10% of the voting capital stock of TCO for approximately  R$1,505 million,  corresponding to R$19.48719845 per each lot of 1,000 shares  acquired.  The agreement also included the acquisition of TCO's subsidiaries,  including  NBT. TCP has  announced  that it will  launch,  in the second  quarter of 2003, a tender offer for the voting shares of TCO, as legally required by the  acquisition  of the  control of TCO.  The price per share to be offered is equal to 80% of the price paid to the controlling shareholders. After the acquisition and the tender offer,  TCP expects to incorporate TCO shares and
ADSs.

D. PROPERTY, PLANTS AND EQUIPMENT

     Our principal physical assets consist of transmission equipment,  switching equipment and  base-stations.  Our properties are located throughout the Region.
We own our  headquarters in Brasilia,  Goiania,  Cuiaba and Porto Velho and also lease office space in Brasilia (approximately 3,000 square meters), Campo Grande
(approximately 1,800 square meters),  Cuiaba  (approximately 480 square meters),
Rio Branco  (approximately  420 square meters),  Amapa  (approximately 55 square meters),  Amazonas  (approximately 750 square meters),  Maranhao  (approximately
1,000 square meters) and Para (approximately 4,200 square meters).

     Additionally,  we lease the sites  where  our  cellular  telecommunications network  equipment is  installed.  As of December  31, 2002,  we had 25 cellular
switches  and  952   base-stations   and  repeaters  in  the  Region,  of  which
approximately  30% were  located on land owned by us and the  remainder of which were located on land leased by us.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORMATION OF TCO AND PRESENTATION OF FINANCIAL INFORMATION

     On May 22,  1998,  in  preparation  for the  privatization  of the Telebras
System,  the Telebras System was  restructured to form, in addition to Telebras,
TCO and eleven other New Holding  Companies.  The  restructuring of the Telebras
System was  accomplished  by means of a  procedure  under  Brazilian  law called
CISAO, or split-up. Virtually all of the assets and liabilities of Telebras were allocated to the New Holding  Companies  which,  together with their  respective subsidiaries,  comprise  (a)  three  fixed-line  service  providers,  (b)  eight cellular service providers and (c) one domestic and international  long-distance service provider. TCO is one of the New Holding Companies that was formed on May
22, 1998 as part of the Breakup of Telebras. In the Breakup,  certain assets and liabilities of Telebras,  including 81.4% of the share capital of  Telebrasilia,
83.8% of the share capital of Telegoias,  91.9% of the share capital of Telemat,
96.0% of the share capital of Telems, 91.3% of the share capital of Telecom, and
94.0% of the share capital of Teleacre were transferred to TCO.

     On May  24,  1999,  NBT  was  formed  as a  private  corporation  with  95%
participation by TCO. NBT's operating  objective is to explore cellular services as well as all necessary and useful  activities  for delivery of these  services within Area 8. NBT commenced operations on October 7, 1999.

     You  should  read  the  following   discussion  in  conjunction   with  our
consolidated financial statements and our notes, which are included elsewhere in this annual  report.  The  introduction  to Item 3, "Selected  Financial  Data,"
describes  certain  important   features   regarding  the  presentation  of  our
consolidated financial statements.

EFFECTS OF CHANGES IN  PRESENTATION  OF FINANCIAL  STATEMENTS IN 2000,  2001 AND
2002

     Three significant  differences in presentation exist among our consolidated financial  statements for 2000, 2001 and 2002. You should take these differences into account when comparing  financial  conditions and results of operations for
2000, 2001 and 2002.

     FULLY SEPARATE OPERATIONS OF TCO'S SUBSIDIARIES.  The Predecessor Companies
were split up effective  January 5, 1998,  to separate  the cellular  operations from  the  fixed-line  operations,  resulting  in  the  creation  of  the A Band
Subsidiaries.  The B Band Subsidiary was created in May 1999. For 2000, 2001 and
2002 our  consolidated  financial  statements  reflect the  operations  of TCO's subsidiaries as fully independent companies.

     INDEXATION  FOR  INFLATION.   Our  consolidated  financial  statements  are
prepared on a fully  indexed  basis to  recognize  the effects of changes in the purchasing  power of the Brazilian  currency  during the periods  presented.  No indexation  adjustments  were applied during the year ended December 31, 1998 on account of the insignificant level of inflation during that year.  However,  the financial  statements  as of December 31, 1998 and for the years then ended,  as well as the fully indexed financial  statements for all previous periods and for the years ended December 31, 1999 and 2000,  have been restated into currency of
December  31,  2000  purchasing  power.  See  Item 3 "Key  Information--Selected
Financial  Data"  and Note 2(b) to our  consolidated  financial  statements.  In accordance with the constant currency methodology used in the preparation of our consolidated  financial  statements,  all of the amounts presented for the years ended  December  31,  1998 and 1999  have been  restated  in  constant  REAIS of
December  31, 2000  purchasing  power as measured by the IGP-M index during 2000
(which  produces a  correction  of 9.95% of all  amounts in 1999).  Because  the correction  factor  applied to 1998 and 1999 amounts  exceeded the rate of price inflation for many revenue and cost items, the accounting correction is itself a significant  explanatory  factor for the changes recorded for such items between
1998, 1999 and 2000 on our consolidated statements of operations. As a result of this monetary  restatement,  year-over-year  percentage  calculations  emphasize decreases and dampen increases in such revenue and cost items.

     In 2001,  IBRACON  stated that  financial  statements  would not have to be indexed  for 2001 as the  three-year  cumulative  inflation  rate in Brazil  had fallen below 100%.

POLITICAL, ECONOMIC, REGULATORY AND COMPETITIVE FACTORS

     You  should  read  the  following   discussion  in  conjunction   with  the
"Information on the Company" section  included  elsewhere in this annual report.
As set forth in greater detail below, our financial condition and operations are significantly affected by Brazilian  telecommunications  regulations,  including regulation  of  tariffs.  See  "Item  4--Information  on  the  Company--Business
Overview--Regulation   of  the  Brazilian   Telecommunications   Industry."  Our
financial  condition,  revenues and expenses also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. In particular,  our financial performance will be affected by (i) national economic growth and its impact on demand for telecommunications  services,  (ii) the cost and availability of financing and (iii) the exchange rates between Brazilian and foreign currencies.

     We have faced competition in the Region since November 1997. Our management expects that, as a result of competition, prices for cellular telecommunications services  will decrease and our operating  margins will  diminish.  The scope of increased  competition  and any adverse  effects on our results and market share will depend on a variety of factors that cannot now be assessed  with  precision
and  that  are   beyond   our   control.   See  "Item   4--Information   on  the
Company--Business Overview--Competition."

FOREIGN EXCHANGE AND INTEREST-RATE EXPOSURE

     Our financial  condition,  revenues and expenses may be affected by changes in foreign  currency  exchange rates (primarily the U.S.  dollar/real  rate) and market rates of interest (LIBOR, TJLP, UMBNDES and CDI).

     Our  principal  foreign  exchange  risk arises  from our  foreign  currency liabilities.  At December 31, 2002, our total debt amounted to R$627.780 million of which 67.18% is denominated in foreign  currency (63.53% adjusted by the U.S.
dollar and 3.65%  denominated in a currency basket of BNDES). Of our U.S. dollar denominated  debt,  85.75% is  protected by hedge  operations  at the end of the fourth  quarter.  From the portion  denominated in foreign  currency,  81.09% is protected by hedge operations. The hedge operations were carried out in order to partially  cover the  future  maturity  of debts in U.S.  dollars  with fixed or variable interest.  The gains or losses from such operations are recorded in the statement of operations.

     R$82.4  million of  litigation  contingency  funds related to loans wrongly allocated to our company at the time of the spin-off of Telebras. The balance of this amount  arose when,  under  certain  agreed  procedures  for the Breakup of
Telebras,  certain loans,  which we refer to as the Telebras loans, were to have been  spun  off from the  Telebras  System  through  (i) the  assignment  of the obligation  to pay the Telebras  loans and (ii) the  assignment  of the right to receive such  payments.  Although the  obligation to pay the Telebras  loans was duly assigned to Telebrasilia and Telegoias,  the right to receive such payments was not assigned to TCO. In light of this departure  from the agreed  procedures for assigning the right to receive payments under the Telebras loans, payment of the Telebras loans was suspended  immediately upon the change of control of TCO.
Our management  determined  that as of January 1999 the Telebras loans would for all purposes be treated as  REAL-denominated  liabilities  bearing interest at a rate  equal to the IGP-M plus 6% per year.  In June of 1999,  we filed a lawsuit claiming that TCO is the owner of the rights to receive payments for these loans and seeking an indemnity for principal and interest  amounts  previously paid to
Telebras.  In November of 1999, the obligation  under the loans were assigned by
Telebrasilia  and  Telegoias  to TCO. On August 1, 2001,  a judgment was entered denying  the  demands of TCO.  On  October 8, 2001,  TCO filed an appeal to this judgment  in the Court of Appeals of the  Federal  District  (TJDFT).  The Court
unanimously  decided  against TCO on the appeal and in favor of Tele Centro Sul.
TCO will appeal the  decision  with the Higher  Court of Justice and the Federal
Supreme Court. The contingency  related to the difference  between the contracts original  interest rates and the interest rates as adjusted to be equal to IGP-M
plus   6%   is   estimated   to   be    R$68.780.    See   "Item    8--Financial
Information--Consolidated  Statements  and  Other  Financial  Information--Legal
Matters--Litigation Related to Telebras Loans."

     Our   revenues  are  earned   entirely  in  REAIS,   and  we  have  has  no
dollar-denominated assets. We have hedged 81.09% of our debt in foreign currency exposure  existing as of December  31,  2002.  Thus,  if we become  obligated to service  and  repay  the  Telebras  loans as U.S.  dollar  obligations,  we will continue to have  foreign  exchange  risk with  respect to the  Telebras  loans.
Devaluations  of  the  REAL  results  in  exchange  loss  on  foreign   currency
indebtedness.  Therefore,  decreases  in the value of the REAL  relative  to the dollar could have a material adverse effect on our operations.

     We are exposed to interest-rate  risk as a consequence of our floating-rate debt and our limited,  floating-rate,  interest-earning assets. The risk relates to the possibility of our company  realizing losses resulting from interest rate fluctuations,  thus increasing the debt balances of loans obtained in the market and the  financial  expenses.  Our company has not entered into hedge  contracts against this risk.  However,  we constantly monitor the market interest rates in order to assess the need for obtaining  derivatives and other protection against the risk of interest rates volatility.

     At December  31,  2002,  our company  had (as  explained  in Note 28 to our consolidated financial statements) R$627.780 million in debt, of which R$206.066 million were denominated in national  currency  floating rates (primarily TJLP),
R$186.256  were  denominated  in  foreign  currency  floating  rates  (LIBOR and currency basket of BNDES) and R$235.459 were  denominated in fixed dollar rates.
We have hedged 81.09% of our foreign  exposure  existing as of December 31, 2002 resulting in CDI  denominated  debts.  Those debts are fully  compensated by our short-term  investments  (R$121.362 million at December 31, 2002) and debentures issued by Fixcel S.A. (R$712.135 million at December 31, 2002) that are based on the CDI flotation.

     Our decision to treat the Telebras  loans as  REAL-denominated  obligations does not change their character as floating-rate interest obligations,  although we are now  treating the base rate of interest on the loans as IGP-M rather than
LIBOR. We have not entered into derivative  contracts or made other arrangements to hedge  against this risk.  Accordingly,  should  market  interest  rates rise
(principally  IGP-M or, if we become obligated to service and repay the Telebras loans as U.S. dollar obligations, LIBOR) our financing expenses will increase.

CRITICAL ACCOUNTING POLICIES

     Critical  accounting  policies  are those  that are both  important  to the portrayal of our financial  condition  and results and require our  management's most difficult,  subjective or complex judgments,  often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the possible future resolution of the uncertainties  increase,  those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its
judgments   about  future  events,   including  the  variables  and  assumptions
underlying the estimates,  and the  sensitivity of those  judgments to different circumstances,  we have identified the following critical accounting policies:

     o    revenue recognition and accounts receivable;

     o    goodwill, intangible assets and amortization;

     o    impairment of assets;

     o    deferred charges; and

     o    tax contingencies.

     Notes 3 and 29 of our consolidated  financial  statements include a summary of  significant  accounting  polices in Brazil and the United States and methods used in the preparation of our consolidated financial statements.

U.S. GAAP RECONCILIATION

     We  prepare  our  consolidated  financial  statements  in  accordance  with
Brazilian  GAAP,  which  differ  in  significant  aspects  from U.S.  GAAP.  The principal  differences between Brazilian GAAP and U.S. GAAP as they affected our revenues and expenses  during the reported  periods are: (i) until  December 31,
1998,  under  Brazilian  GAAP,  interest  on loans to  finance  construction  in progress  is  capitalized  at the rate of 12% per  annum of the  total  value of construction in progress, regardless of the amount of interest actually incurred on such  loans,  while under U.S.  GAAP  interest  is  capitalized  based on the interest rate on the debt incurred up to the lower of the amount of construction in  progress  and the  total  loans  incurred;  (ii)  until  December  31,  1993 capitalized interest under Brazilian GAAP was not added to individual assets but was capitalized  separately and amortized over a time period  different from the estimated useful lives of the related assets,  while under U.S. GAAP capitalized interest is added to the cost of individual  assets and is amortized  over their estimated  useful  lives;  and (iii) in  accordance  with  Brazilian  GAAP,  the deferred tax liability  arising out of the  indexation  of permanent  assets was charged to shareholders' equity,  whereas under U.S. GAAP the charge would be to income for the year.  Net income under U.S.  GAAP was R$287.4  million for 2002,
R$104.7 million for 2000 and R$194.4 million for 2001.  Until December 31, 1997, under  both  Brazilian  and  U.S.  GAAP,  revenues  from  activation  fees  were recognized upon activation of a customer's services.  Under U.S. GAAP, effective
January 1, 1998,  net  revenues  from  activation  fees have been  deferred  and amortized  over  the  estimated  effective  contract  life.

     In 2002,  our company  acquired  the minority  interest in the  subsidiary,
Telebrasilia.  The acquisition  increased our company's interest in Telebrasilia from 88.25% to 100%.  Under Brazilian GAAP, the transaction was recorded at book value.  For U.S.  GAAP,  our company  recorded the  transaction at fair value as required by the purchase  method under SFAS No. 141. As a result,  for U.S. GAAP purposes the shares  issued to purchase the minority  interest  were recorded at the fair value of R$64,799  on the date of the  transaction.  Additionally,  our company  recorded a step up in the fair value of assets of R$36,520 and deferred income  tax  liabilities  of  R$9,266.  The step up in the fair value of assets, excluding  the  portion  related to  goodwill  amounting  to  R$9,266,  is being amortized  over  19  years  and  8  years  for  intangibles  and  fixed  assets, respectively,  and resulted in additional  depreciation and amortization expense under U.S. GAAP. See Note 29 to our consolidated financial statements.

NEW U.S. GAAP ACCOUNTING PRONOUNCEMENTS

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

We believe that adoption of this statement will not have a significant impact on our financial position or results of operations.

     In  August  2001,  the  FASB  issued  SFAS  No.  144,  "Accounting  for the
Impairment  or  Disposal  of  Long-Lived   Assets."  SFAS  144  amends  existing
accounting  guidance on asset impairment and provides a single  accounting model to dispose of long-lived  assets.  Among other provisions,  the new rules change the criteria  for  classifying  an asset as  held-for-sale.  The  standard  also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued  operations,  and changes the timing of recognizing  losses on such operations.  The  provisions  of SFAS 144 will be  effective  for our  company's fiscal  year 2002 and will be applied  prospectively.  We are  currently  in the process of evaluating  the  potential  impact that the adoption of SFAS 144 will have on our  consolidated  financial  position  and  results of  operations  but believe that adoption of this  statement  will not have a significant  impact on our consolidated financial position or results of operations.

     In June  2002,  the  FASB  issued  SFAS  No.  146,  "Accounting  for  Costs
Associated with Exit or Disposal Activities." SFAS 146 provides guidance related to accounting for costs associated with disposal  activities covered by SFAS 144 or with exit or restructuring  activities  previously covered by Emerging Issues
Task Force ("EITF") Issue No. 94-3, "Liability  Recognition for Certain Employee
Termination  Benefits  and Other  Costs to Exit an Activity  (including  Certain
Costs  Incurred  in a  Restructuring)."  SFAS 146  supersedes  EITF  94-3 in its entirety.  SFAS 146 requires  that costs  related to exiting an activity or to a restructuring  not be recognized until the liability is incurred.  SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after
December 31, 2002.

     In  November  2002,  the FASB  issued  Interpretation  No. 45,  GUARANTOR'S
ACCOUNTING  AND  DISCLOSURE  REQUIREMENTS  FOR  GUARANTEES,  INCLUDING  INDIRECT
GUARANTEES OF INDEBTEDNESS TO OTHERS,  AN  INTERPRETATION OF FASB STATEMENTS NO.
5,  57  AND  107  AND  A  RESCISSION  OF  FASB   INTERPRETATION   NO.  34.  This
Interpretation  elaborates on the  disclosures  to be made by a guarantor in its interim and annual financial  statements about its obligations  under guarantees issued.  The  Interpretation  also  clarifies  that a  guarantor  is required to recognize,  at inception of a guarantee,  a liability  for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the
Interpretation  are  applicable to guarantees  issued or modified after December
31,  2002  and are not  expected  to have a  material  effect  on our  company's financial  statements.  The disclosure  requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based
Compensation,  Transition and Disclosure." SFAS 148 provides alternative methods of  transition  for a  voluntary  change  to the  fair  value  based  method  of accounting for stock-based  employee  compensation.  SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based  employee  compensation  be displayed more  prominently and in a tabular format.  The transition and annual  disclosure  requirements of SFAS 148 are effective for our company's  fiscal year ending after  December 15, 2002. We do not expect SFAS 148 to have a material effect on our results of operations or financial condition.

     In January 2003, the FASB issued  Interpretation  No. 46,  CONSOLIDATION OF
VARIABLE ENTITIES,  AN INTERPRETATION OF ACCOUNT RESEARCH BULLETIN - ARB NO. 51.
This Interpretation  addresses consolidation by business enterprises of variable interests entities which have one of the following characteristics:

     i) the investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all the expected losses of the entity.

     ii)  the  equity  investors  lack on or  more  of the  following  essential characteristics of a controlling financial interest:

     a)   the direct or indirect  ability to make  decisions  about the entity's activities through voting rights or similar rights.

     b)   the  obligation  to absorb the  expected  losses of the entity if they occur,  which  makes  it  possible  for  the  entity  to  finance  its activities.

     c)   the right to receive the  expected  residual  returns of the entity if they occur,  which is the  compensation  for the risk of absorbing the expected losses.

     The  disclosure  requirements  are  immediately  effective for all variable interest  entities  created  after  January  31, 2003 and for the fiscal year or interim period  beginning after June 15, 2003 for variable  entities in which an enterprise  holds a variable  interest that is acquired before February 1, 2003.
The initial  recognition of the  Interpretation is applicable after December 31,
2002 and is not expected to have an effect on our financial statements.

A. OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

     The following table sets forth certain components of our income for each of the years in the three-year period ended December 31, 2002.

                                                       YEAR ENDED DECEMBER 31,                     %CHANGE
                                                -------------------------------------      -----------------------
                                                  2000          2001          2002        2000-2001      2001-2002
                                                --------      --------      --------      ---------      ---------
                                                       (MILLIONS OF REAIS)(1)
Net operating revenue.....................         930.6       1,248.1       1,561.3           34.1           25.1
Cost of services..........................         532.2         663.2         779.5           24.6           17.5
Gross profit .............................         398.5         585.0         781.8           46.8           33.6
Operating expenses:
Cost of Sales.............................         126.2         195.0         218.3           54.5           11.9
General and administrative expenses.......          78.4         110.3         142.3           40.7           29.0
Other net operating income (expense)......           9.6           4.5           3.8          (53.1)         (15.6)
Total                                              214.2         309.8         364.4           44.6           17.6
Operating income before interest..........         184.3         275.1         417.4           49.3           50.6
Net interest expense......................          30.1          43.5          90.7           44.5          108.5
Operating income ........................          154.2         231.7         326,7           50.3           39.7
Net non-operating expense.................          19.5          25.7          19.7           31.8          (23.3)
Employees' profit share................(2)           1.9           2.3           3.1           21.1           34,8
Income before taxes and minority interests         132.8         203.7         303.9           53.4           49.2
Income tax and social contribution........          40.2          56.5          93.8           40.5           66.0
Minority interests........................          20.0          13.9          (0.4)         (30.5)        (102.9)
Reversal of interest on own capital.......         (31.0)        (45.3)        (94.6)          46.1          108.8
Net income................................         103.6         178.6         305.1           72.4           70.8

(1)  Information  is presented in constant REAIS as of December 31, 2000 and nominal REAIS as of December 31, 2001 and 2002. Columns may not add up due to rounding.
(2)  Brazilian GAAP requires that employees' profit sharing be shown as an appropriation of the net income for the year. Under U.S. GAAP, the employees' profit sharing would be included as an operating expense.

     OPERATING REVENUES

     We  generate  operating  revenue  from (i)  usage  charges,  which  include measured service charges based on tenths of a minute for outgoing calls, roaming and other similar  charges,  (ii) monthly  subscription  charges,  (iii) network usage charges, which are the amounts we charged to other cellular and fixed-line telephone  service  providers  for  the  use  of our  network  by  such  service providers'  customers,  (iv)  handsets and prepaid  cards  sales,  and (v) other services and charges,  which primarily include fees arising from the transfer of cellular  service  from one user to another,  and fees paid by  subscribers  for supplemental  services such as call forwarding,  call waiting and call blocking.
Additionally,  in  1999,  we  began  to sell  handsets  in  connection  with the
provision   of  prepaid   cellular   telecommunications   services.   See  "Item
4--Information on the  Company--Business  Overview--Sources of Revenue--Contract
Customers."

     DETAILS OF COMPANY REVENUE

                                                       YEAR ENDED DECEMBER 31,                    % CHANGE
                                                ------------------------------------      ------------------------
                                                  2000          2001          2002        2000-2001      2001-2002
                                                --------      --------      --------      ---------      ---------
                                                        (MILLIONS OF REAIS)
Gross Operating Revenue:
   Usage charges (1).......................        349.9         530.2         678.3           51.5           27.9
   Monthly subscription charges (1)........        194.4         121.5         114.9          (37.5)          (5.4)
   Network usage charges...................        334.5         526.8         649.3           57.5           23.2
   Resale of handsets and prepaid cards....        274.8         386.7         523.8           40.7           35.4
   Others..................................         11.2           8.3          16.0          (25.9)          92.8
                                            ----------------------------------------
   Gross operating revenue.................      1,164.9       1,573.4       1,982.3           35.1           26.0
   Value-added and other indirect taxes ...       (234.2)       (325.3)       (421.0)          38.9           29.4
Net Operating Revenue......................        930.6       1,248.1       1,561.3           34.1           25.1
                                            ========================================

------------------
(1)  Minimum  consumption  are  booked  as usage  revenue.  See Note 2(b) to our consolidated financial statements.

     Net operating  revenues  increased by 34.1% in 2001 and 25.1% in 2002. This growth in revenues was  attributed  mainly to an increase in demand for cellular services and price adjustments.  The average number of subscribers  increased by
68.6%, from 1,209,854  subscribers in 2000 to 2,040,323  subscribers in 2001 and by 32.2%, from 2,040,323  subscribers in 2001 to 2,697,823  subscribers in 2002.
In 2002,  the 25.1%  increase in revenues  compared to 2001 was due to increased traffic  caused by the greater  access-base.  In 2002,  TCO closed the year with
655,224 new subscribers (totaling 3,066,704 accesses as of December 31, 2002, of which 597,756 were in Area 8 and 2,468,948 in Area 7).

     USAGE  CHARGES.  Revenues from usage charges rose by 51.5% between 2000 and
2001 and rose by 27.9% between 2001 and 2002. The 2002 increase was due to 23.8%
growth in the post-paid base, compared to the year 2001, due to the launching of new plans and to new subscribes.

     MONTHLY SUBSCRIPTION  CHARGES.  Revenues from monthly subscription payments decreased by 37.5%  between 2000 and 2001 and decreased by 5.4% between 2001 and
2002.  The  decrease in revenues  in 2002  resulted  from the launch of the free minutes plans,  where the monthly  deductible  values (minimum  consumption) are booked as usage revenue.

     NETWORK USAGE  CHARGES.  Revenues  from network usage charges  increased by
57.5%  between  2000  and 2001 and rose by  23.2%  between  2001 and  2002.  The
increase  in  these  periods   reflects  the  growth  in  the  total  number  of
subscribers,  which  leads to an  increased  volume  of calls  originating  from outside our network to our subscribers.

     RESALE OF HANDSETS AND PREPAID CARDS.  Revenues from resale of handsets and prepaid cards grew by 40.7% between 2000 and 2001 and increased by 35.4% between
2001 and 2002.  The  increase  in these  periods was caused by the growth in the access-base of subscribers,  which increased from 1,695,473 in 2000 to 2,411,480 in 2001 and to 3,066,704 in 2002.

     OTHERS. Revenues from other services (mainly the SMS), fees earned from the transfer of cellular telephone service from one user to another and supplemental services such as call forwarding,  call waiting and call blocking,  decreased by
25.9% between 2000 and 2001 and rose by 92.8% between 2001 and 2002. The gradual fall in 2001 was due to the launch of  alternative  free  minutes  plans,  whose deductibles  include  additional  services.  The recovery in 2002 was due to the launching of value-added services based on the SMS taxes on gross revenues.

     ICMS, PIS and COFINS are the most  significant  taxes assessed on revenues.
The ICMS  rate for  telecommunications  services  charged  in the  states of the

Region is 25%, except for the states of Mato Grosso and Para,  where the rate is
30%, the state of Goias, where the rate is 26%, and the state of Rondonia, where the rate is 35%. The ICMS is also charged on those  revenues  generated with the sales of cellular handsets,  at the rate of 17%, with the exception of the state of Goias,  where the rate is 7%, and the state of  Tocantins,  where the rate is
12%. PIS and COFINS are imposed at a combined  rate of 3.65% of gross  operating revenues. Nonetheless, PIS and COFINS are calculated based on our total revenue, including  financial and other operational  revenues.  The amount of value-added and other indirect taxes  collected by us  represented  20.1% in 2000,  20.7% in
2001 and 21.2% in 2002 of the gross  operating  revenue.  In 2001, the Brazilian government imposed two new taxes on  telecommunications  services revenues:  the
FUST and the  FUNTTEL,  which are  calculated  by applying  the 1.5% rate on the
revenue  generated  by  telecommunication   services.   The  variations  reflect
increases in our gross operating  revenue during each period, as well as changes in rates and the basis for calculating the aforementioned taxes.

     COST OF SERVICES

                                                       YEAR ENDED DECEMBER 31,                    % CHANGE
                                                ------------------------------------      ------------------------
                                                  2000          2001          2002        2000-2001      2001-2002
                                                --------      --------      --------      ---------      ---------
                                                       (MILLIONS OF REAIS)
Cost of services:
Depreciation.........................              142.8         160.9         166.4           12.7            3,4
Personnel............................               11.3          11.6          15.6            2.7           34.5
Third-party materials and services...               95.8         126.0         174.9           31.5           38.8
Fixed-line network expenses..........               26.9          37.7          42.4           40.1           12.5
Fistel tax...........................               51.6          53.2          60.2            3.1           13.2
Cost of sales........................              194.0         273.3         319.7           40.9           16.9
Others...............................                9.8           0.5           0.3          (94.9)         (40.0)
                                      -----------------------------------------------
Total................................              532.2         663.2         779.5           24.6           17.5
                                      ===============================================

------------------

See  Note 2(b) to our consolidated financial statements. Columns may not add up due to rounding.

     Cost of services  increased by 24.6%  between 2000 and 2001 and by 17.5% in
2002 compared to previous  years.  The increase in 2000 and 2001 resulted mainly from an increase in depreciation and  amortization  costs relative to the growth of our network,  costs  associated  with the  acquisition of handsets,  costs of supplies  and  third-party  services,  and  costs  of  interconnection  with the fixed-telephoning network. The increase in 2002 resulted mainly from an increase in costs of  third-party  services  (mainly the cost of  third-party  networks), costs of interconnection  with the fixed-telephone  network and costs associated with the acquisition of handsets.

     DEPRECIATION.  Depreciation increased by 12.7% between 2000 and 2001 and by
3.4% between 2001 and 2002.

     THIRD-PARTY  SUPPLIES AND SERVICES.  Supplies and services include costs of
materials  and  services   received  from  third  parties,   including   network
usage-charges paid to other cellular  telecommunications  service providers,  to fixed-line  companies and to Embratel for the  completion  on their  networks of calls originated by our customers.  Materials and services expenses increased by
31.5% between 2000 and 2001 and by 38.8% between 2001 and 2002.  The increase in
2001 and 2002  reflects  the  growth of our  subscriber  base,  especially  with prepaid services,  causing an increase in the volume of calls subject to network usage charges payable to other telecommunications service providers.

     COST OF SALES.  The increase in the cost of sales  reflected  the impact of the  growth  in  subsidies,  which  went up from  R$72,956  thousand  in 2001 to
R$97,989  in 2002.  The cost of sales was  R$273.3  million in 2001 and  R$319.7 million in 2002.

     FIXED-LINE  NETWORK EXPENSES.  Fixed-line  network expenses represent lease payments to the Predecessor Companies for use of interconnecting  circuits among our  base-stations  and  switching  centers  and for  reservation  of  available capacity on the networks of the Predecessor  Companies.  Such expenses increased by  40.1%  between  2000 and 2001 and by  12.5%  between  2001 and  2002.  These expenses accounted for 5.4% of total costs of services in 2002, compared to 5.7%
in 2001.

     FISTEL TAX.  Fees  payable to finance  FISTEL  amount to R$51.6  million in
2000,  R$53.2  million  in 2001 and  R$60.2  million  in 2002.  FISTEL  fees are assessed against cellular service  providers for existing  facilities  (based on the number of active cellular lines) for the  installation of new facilities and for each  activation of a new cellular  line.  The 3.1% increase in 2001 and the
13.2% rise in 2002 were due mainly to the expansion of our  subscriber-base  and to the installation of new base-stations.

     PERSONNEL.  Personnel  expenses  increased  during the period,  rising from
R$11.6 million in 2001 to R$15.6 million in 2002. This rise in expenses reflects salary  policies  instituted in order to attract and maintain in personnel in an increasingly competitive environment.

     OTHERS.  Other costs of services  include  rents for  properties  where our base-stations,  towers  and  switching  equipment  are  located,  costs of power supply, and other similar infrastructure costs. Other costs of services included
R$9.8 million in 2000, R$0.5 in 2001 and R$0.3 million in 2002.

     OPERATING EXPENSES

     SELLING  EXPENSES.  Selling expenses  increased 54.5% between 2000 and 2001 and 11.9% between 2001 and 2002. The increase in 2001 resulted primarily from an aggressive  marketing  campaign,  which  included  advertising  campaigns and an increase in sales commissions to independent distributors.  As in the year 2001, most variations in 2002 were observed in the marketing  expenses,  as well as in the  promotional  campaigns  and  sales  commissions.  Net  losses  on  accounts receivable from subscribers  suffered a 7.8% rise in 2001 compared to 2000 and a decrease of 7.3% in 2002 compared to 2001.

     GENERAL AND ADMINISTRATIVE  EXPENSES.  General and administrative  expenses increased by 40.7%  between 2000 and 2001 and by 29.0% between 2001 and 2002. In
2001, the most significant  increase was in depreciation,  which rose from R$5.6 million in 2000 to R$19.9 million in 2001 because of the increased investment in fixed assets. There was also a 41% increase in personnel expenses and a 19% rise in  third-party  services.  In 2002, the main  increases  were  associated  with personnel expenses and third-party services.  All these increases are compatible with our growth levels.

     OTHER NET  OPERATING  INCOME  (EXPENSE).  We recorded  other net  operating expenses  of R$9.6  million  in 2000 and R$4.5  million in 2001,  against  R$3.9 million in 2002.  In 2001,  the  reduction  of the  operating  income  (expense)
resulted mainly from a 285% growth in fines and recovered expenses,  from R$3.35 million in 2000 to R$12.92 million in 2001. This growth,  however, was partially offset by a 41%  increase in the payment of taxes,  which  increased  from R$9.8 million to R$13.82  million in 2001. In 2002,  the reduction in net expenses was due mainly to the increase in revenues from fines  received from clients,  which rose from R$12.9 million in 2001 to R$17.0 millions in 2002.

     NET FINANCIAL RESULT

     Our net financial  result of R$43.5  million in 2001 and R$90.7  million in
2002 was due mainly to the payment of dividends in the form of interest on owned capital.  These  dividends  were  valued at R$ 45,3  million  in 2001 and R$94,6
million   in  2002.   See  "Item   5--Operating   and   Financial   Review   and
Prospects--Liquidity  and Capital  Resources."  We also  registered  a financial revenue of R$132.4 million in 2001 and R$239.6  million in 2002,  which resulted mainly  from the  revenue  generated  by the  average  balance of the  resources
available  and   investments  in  marketable   securities.   This  revenue  grew
substantially as a result of increase in marketable securities in 2002. However, this  revenue was offset by  financial  expenses of R$175,8  million in 2001 and
R$321.1 million in 2002.

     NET NON-OPERATING EXPENSE

     We recorded net non-operating expenses of R$25.7 million in 2001 and R$19.7 million in 2002.  The main  component  of this item is the  amortization  of the premium on the permanent  investment,  which in 2001 and in 2002 reached  R$21.9 million in  expenses  in each one of the years.  The  reduction  in cost in 2002 results from the interest on  shareholder's  equity  prescribed,  which  reached
R$5.4 million in income.

     EMPLOYEES' PROFIT SHARING

     All  Brazilian  companies  are required  under  Brazilian law to compensate employees  with profit  sharing in addition to their  salary and  benefits.  The amount of such profit sharing is determined by  negotiation  between our company and the labor unions that  represent our employees.  Employees  profit share was
R$1.9  million  in 2000,  R$2.3  million  in 2001,  and R$3.1  million  in 2002.
Brazilian  GAAP  requires  that  employees'   profit  sharing  be  shown  as  an
appropriation  of the net income for the year.  Under U.S.  GAAP, the employees'
profit sharing would be included as an operating expense.

     MINORITY INTERESTS

     Minority  interests reflect the participation of our minority  shareholders in the net income or loss of TCO's  subsidiaries.  Minority interests were 16.2%
of income in 2000 and 7.2% of income in 2001, and 0.1% of income in 2002.

B. LIQUIDITY AND CAPITAL RESOURCES

     Our  principal  capital  requirements  are  for  capital  expenditures  and payments of dividends to shareholders.  We made capital expenditures totaling R$
255.7 million in 2000,  R$190.5  million in 2001,  and R$ 170.6 million in 2002.
These expenditures  related primarily to increasing  network capacity,  coverage and  digitalization.  See "Item  4--Information on the Company--Our  History and
Development--Capital Expenditures."

     TCO is required to distribute to its  shareholders,  either as dividends or as tax-deductible  interest on its own capital,  25% of its adjusted net income, including any  realization of the net income  reserve,  determined in accordance with Brazilian  accounting  principles and adjusted in accordance with Brazilian corporate law. TCO is also required to pay a non-cumulative  preferred  dividend on its  preferred  shares in an amount  equal to 6% of the  amount  obtained  by dividing the amount of subscribed  capital by the number of our shares and 3% of the  amount  of  shareholders'  equity  on a  per  share  basis.  In  2002,  TCO distributed a total of R$93.5  million  (R$80.5  million in 2001) in the form of interest  on own  capital  and  dividends.  See Note  25(e) to our  consolidated financial statements.

     Capital  expenditures were financed  principally with internally  generated cash throughout the period, together with financing in national currency (mainly
R$20.1 million from BNDES) and foreign  currency (mainly R$67.9 million from the
Export Development Corporation).

     At the annual  shareholders  meeting on April 29, 2003, we recommended,  in accordance with Section 196 of Law 6.404/76,  the creation of a retained profits reserve in the amount of R$219,225,  which corresponds to the balance of the net profits for 2002 after the  allocation  for the legal reserve and the payment of dividends as described above.  This retained profit reserve will be utilized for future investments in accordance with the capital budget approved at such annual shareholders  meeting. In addition,  at the annual shareholders  meeting we also requested the approval for the transfer to the 2002 retained  profits reserve of an amount  equal to  R$44,252,  which  corresponds  to the  portion  of the 2001 retained  profits  reserve that was not used for the  implementation  of the new overlay network as contemplated  in the 2002 capital  budget.  This  transferred amount will be used for expansion  projects in accordance  with the 2003 capital budget.  The decision to postpone the implementation of the overlay was based on the  regulatory  and market  conditions  at the time and on the  outlook for the consolidation of mobile telephone companies which had only shown adequate for an investment decision of that scope in the beginning of 2003.

     As of  December  31,  2002 we  anticipated  capital  expenditures  of R$301 million for 2003.  Subsequently our 2003 capital budget has been reduced to $237 million as a result of certain  decisions  made by Brasilcel  N.V. We anticipate that such  expenditures  will be funded  primarily  with retained  earnings from prior years and by financing  from  external  sources.  Most of the planned 2003 capital expenditures will be dedicated to implement a new overlay network in the
CDMA  technology,  expanding the capacity and coverage of our TDMA network,  and the modernization of telecommunication services.

     Substantially  all of our start-up costs and initial  investments for the A
Band   Subsidiaries   were   financed   by  cash  flows   from  the   fixed-line
telecommunications  operations  of  the  Predecessor  Companies.  In  the B Band
Subsidiary  (NBT), such costs and investments were financed by the generation of cash by TCO,  complemented  by financings  from  Brazilian  and foreign  banking institutions.  Except for NBT,  our debt does not  reflect the amount of debt we would  have  been  required  to incur to build  our  current  network  if we had operated on a stand-alone basis from the inception of the Predecessor Companies'
cellular telephone operations.

     TCO's principal  assets are the shares of its  subsidiaries  and the assets transferred to TCO as a result of the merger with Telebrasilia.  TCO relies very substantially  on dividends  from its  subsidiaries  to meet its needs for cash, including  for the payment of  dividends to its  shareholders.  TCO controls the payment of  dividends  by its  subsidiaries,  subject to  limitations  under the
Brazilian law.

C. RESEARCH AND DEVELOPMENT

     In  2002,  TCO  continued  to  invest  in the  structuring  of its  Network
Management Center,  particularly in the consolidation of the flaw management and workforce areas.

     Moreover,  we developed software applications (for corporate use and client service support)  internally or in partnership  with small software  development companies.  These software  applications give us an important advantage over our competitors in the area of customer service.

D. TREND INFORMATION

     Although we recognize that third-generation systems (3G) technology,  or 3G technology,  is gaining popularity in the mobile communications industry because of its capacity to give users high-quality  multimedia services,  such as voice, data,  and video  information,  we believe  that there are still  technical  and commercial  issues that need to be resolved in connection with such  technology.
Because of this, we have decided to wait to deploy this technology until we feel that it is the right time to do so.  Additionally,  we expect that,  in the near future,  growth in the area of 3G technology  will be secondary to growth in the area  of  voice  because  3G  technology  is not yet  available  to  users  at a reasonable cost.

     We believe that the CDMA 2000 1xRTT system will satisfy our customer  needs longer  than  initially  expected.  Also,  within  the  next two  years,  we may complement  our existing 2G data  services,  such as the SMS,  CSD, WAP and CDMA
2000  1xRTT  (which  will be  deployed  in the near  future)  with CDMA EV-DO in
Brasilia, which should help us deploy 3G technology sooner than expected.

     We intend to keep investing in the "wireless Internet" convergence segment.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     Our  company is managed by a Board of  Directors  and a Board of  Executive
Officers. The Board of Directors consists of ten members, with a three-year term for each  member.  The Board of Directors  holds  regular  meetings  every three months and holds special  meetings when called by the Chairman or by two members of the Board of Directors.  After each meeting,  the  corresponding  minutes are prepared reflecting all the decisions made during the meeting.

     Listed below are the current  members of the Board of  Directors  and their respective positions:

Name                                                       Position       Date of election
                                                         ------------     ----------------
Felix Pablo Ivorra Cano.............................     Board Member      April 29, 2003
Iriarte Jose de Araujo Esteves......................     Board Member      April 29, 2003
Fernando Xavier Ferreira............................     Board Member      April 29, 2003
Antonio Viana-Baptista..............................     Board Member      April 29, 2003
Ernesto Lopez Mozo..................................     Board Member      April 29, 2003
Ignacio Alleer Mallo................................     Board Member      April 29, 2003
Zeinal Abedin Mohamed Bava..........................     Board Member      April 29, 2003
Carlos Manuel de Lucena e Vasconcelos Cruz..........     Board Member      April 29, 2003
Eduardo Perestrelo Correia de Matos.................     Board Member      April 29, 2003
Paulo Jorge da Costa Goncalves Fernandes............     Board Member      April 29, 2003

     Set forth below are brief biographical descriptions of the directors:

     FELIX PABLO IVORRA CANO,  56 years old, is the  Executive  President of the
Board of Directors. He has been a member of the Board of Directors of Tele Leste
Participacoes  S.A. since February 1999, and became its President in 2001. He is also the President of the Board of Directors of Celular CRT  Participacoes  S.A.
and Tele  Sudeste  Celular  Participacoes  S.A.,  and a member  of the  Board of
Directors of  Telecomunicacoes  de Sao Paulo S.A. -- Telesp. He is a Director of
Atento   Brasil  S.A.,   4A   Telemarketing,   Telefonica   Peru  and  Portelcom
Participacoes  S.A. He is the main Executive  Officer for Telefonica  Moviles in
Brazil and the Vice-President of Telefonica Moviles  Latino-America.  He is also the President of the Board of Directors of Brasilcel N.V. After  graduating,  he joined  the  Telefonica  group  where  he  worked  in  the  areas  of  technical
specifications,   network  planning,   commercial  planning  and  developed  new
services.  In 1993 he was the  General  Director  of the group  that  funded and developed  Telefonica  Moviles.  In 1997 and a portion of 1998, Mr. Cano was the
President of the Board of Directors of Mensatel  S.A. and Radiored  S.A.,  which are part of Telefonica Moviles. He has a degree in Telecommunication Engineering from Escola Tecnica Superior de Engenharia - ETSI in Madrid, and a post-graduate degree in Business  Administration  from the Instituto Catolico de Administracao de Empresas -- ICADE.

     IRIARTE JOSE ARAUJO  ESTEVES,  53 years old, is currently also the Chairman of the Board of Directors of  TMN-Telecomunicacoes  Moveis Nacionais,  S.A., the
Chief  Executive  Officer  of TMN,  the Chief  Executive  Officer  of PT Moveis,
S.G.P.S.,  S.A.,  and a member of the  Board of  Directors  of each of  Portugal
Telecom S.G.P.S., S.A., PT Prime S.G.P.S., S.A., Celular CRT Participacoes S.A.,
Tele Leste Celular  Participacoes S.A. and Tele Sudeste  Participacoes S.A. From
1981 until 1992,  Mr. Esteves  performed  several  functions at CTT,  Correios e
Telecomunicacoes  de Portugal,  including  Regional  Telecommunications  General
Manager, Manager of the Telecommunications Business Planning Department,  Deputy
General Manager of  Telecommunications,  Director-general of  Telecommunications and member of the Board of Directors.  From 1991 until 1997, Mr. Esteves was the
Chairman of the Board of  directors  of Telepac,  Servicos de  Telecomunicacoes,
S.A.,  and  from  1991  until  1992 he was the  Vice-Chairman  of the  board  of directors of TMN. Mr. Esteves was also a Vice-Chairman of the Board of Directors of Portugal Telecom Internacional  S.G.P.S., S.A. from 2000 until 2002. He holds
a  degree  in  Electronic   Engineering  from  the  Higher  Education  Technical
Institute, Portugal.

     FERNANDO XAVIER FERREIRA,  55 years old, is currently also the President of the Telefonica Group in Brazil, the Chairman of the Board of Directors and Chief
Executive  Officer of Sudestecel  Participacoes  S.A, TBS Celular  Participacoes
S.A.,   Iberoleste   Participacoes  S.A.  and   Telecomunicacoes  de  Sao  Paulo
S.A.-Telesp,  and  Vice-Chairman  of the Board of Directors of  Telefonica  Data
Brasil  Holding  S.A.  He is also  member of the Board of  Directors  of each of
Telefonica Moviles S.A., Brasilcel, N.V., Tele Leste Celular Participacoes S.A.,
Tele  Sudeste  Participacoes  S.A.,  Celular  CRT  Participacoes  S.A.  He  also currently serves as Chief Executive Officer of SP Telecomunicacoes  Holding S.A.
and Telefonica Data Brasil Holding S.A. Participacoes S.A. Beginning in 1971, he
held various positions at  Telecomunicacoes  do Parana  S.A.-Telepar,  including
Vice-President,  Economic-Financial  and Market Relations Officer and President.
Since  that time he has served on the Board of  Directors  of  Telebras,  Telesp
Participacoes S.A., Embratel  Participacoes S.A., Embratel -- Empresa Brasileira
de  Telecomunicacoes  S.A.,  Empresa Brasileira de Correios e Telegrafos -- ECT,
CRT -- Companhia  Riograndense de Telecomunicacoes S.A., Telebahia Celular S.A.,
Telergipe Celular S.A. and Tele Sudeste Celular  Participacoes S.A. Mr. Ferreira
served as Officer and Chief Executive  Officer of  Telecomunicacoes  Brasileiras
S.A. -- Telebras,  Chairman of the Board of Directors  of Telerj  Celular  S.A.,

Chairman of the Board of Directors of Telest Celular S.A., Chairman of the Board
of Directors of Ceterp -- Centrais  Telefonicas  de Ribeirao  Preto S.A.,  Chief
Financial Officer,  Chief Executive  Officer,  Chairman and Vice-Chairman of the
Board of Directors of Tele Sudeste Celular Participacoes S.A. From December 2001
to  April  2003,  he  was  Chief   Executive   Officer  of  Tele  Leste  Celular
Participacoes  S.A. and Celular CRT Participacoes  S.A. During 1998, he has also served as a member of a  consulting  committee  of  Anatel,  and at present is a member of the Latin  American  Committee of the New York Stock  Exchange and the
Global  Information  Infrastructure  Commission--GIIC.  He  holds  a  degree  in
Electrical  Engineering from the Catholic University of Rio de Janeiro,  Brazil, and attended a business  administration  course at Western  Ontario  University,
Canada, in 1982.

     ANTONIO VIANA  BAPTISTA,  45 years old, is an economist who graduated  from the Catholic  University  of Lisbon in 1980.  He has a  post-graduate  degree in
European Economy (1981) and an MBA,  obtained with a mention of distinction from
INSEAD  (Fontainebleu).  In August 2002, he was appointed as Executive President of Telefonica Moviles, S.A. He is member of the Board of Directors, the Delegate
Committee and the Executive  Committee of Telefonica S.A. He is also a member of the Board of  Directors  of Terra  Network,  S.G.P.S.,  S.A.,  Portugal  Telecom
S.G.P.S.,  S.A., Brasilcel N.V., Tele Sudeste Celular Participacoes,  S.A., Tele
Leste Celular  Participacoes  S.A. and Celular CRT Participacoes S.A. Until July
2002, he served as President of Telefonica Internacional and Executive President
of  Telefonica  LATAM.  Before  that he also  served  from 1991 until  1996,  as
Executive  Director of BPI (Banco  Portugues de  Investimento).  From 1985 until
1991 he was Principal Partner of McKinsey & Co. in Madrid and Lisbon.

     ERNESTO LOPEZ MOZO, 39 years old, serves as Chief Financial Officer General
Manager for Finance and  Management  of  Telefonica  Moviles S.A. Mr. Lopez is a
member of the Board of Directors of each of Telefonica Moviles de Espana,  S.A.,
Terra Mobile,  S.A., Telefonia Moviles Mexico, S.A. de C.V., Brasilcel N.V, Tele
Sudeste Participacoes,  S.A., Tele Leste Celular Participacoes, S.A. and Celular
CRT  Participacoes,  S.A. He was  previously a Senior  Manager in the  Financing
Department of Telefonica,  S.A., where he was also responsible for relationships with credit rating agencies.  Before joining Telefonica in March 1999, Mr. Lopez worked for five years at J.P. Morgan where he was a Vice-President  in charge of the  interest  rate  derivatives  trading  desk for Spain and Portugal for three years.  At J.P.  Morgan,  he was also  involved  in sales to mutual and  pension funds. Before joining J.P. Morgan, Mr. Lopez worked as an engineer, managing the construction  of highways and other  infrastructure.  He holds a degree in Civil
Engineering from ETSICCP in Madrid and a Masters in Business Administration from the Wharton School.

     IGNACIO  ALLER MALO,  58 years old,  serves as Chief  Operating  Officer of
Telefonica Moviles S.A. Mr. Aller is a member of the Board of Directors of Terra
Mobile, S.A., Mobipay Espana, S.A., Mobipay  Internacional,  S.A., Medi Telecom,
Telefonica  Moviles de Espana,  S.A.,  Telefonia  Moviles Mexico,  S.A. de C.V.,
Brasilcel  N.V, Tele Sudeste  Celular  Participacoes,  S.A.,  Tele Leste Celular
Participacoes,  S.A.  and Celular CRT  Participacoes,  S.A.  Mr.  Aller has held several  positions at  Telefonica  de Espana since 1967,  including  Director of
Operations and  Information  Services in 1986,  General  Director of Mensatel in
1995 and  General  Executive  Director of  Operations  of  Telefonica  Servicios
Moviles in 1999. Mr. Aller has also served as a member of the Board of Directors of Venturini  Espana,  S.A.,  Mensatel and is currently a board member of Telyco and PMT.

     ZEINAL  ABEDIN  MAHOMED  BAVA,  37 years old, is  currently  also the Chief
Financial Officer of Portugal Telecom  S.G.P.S.,  S.A., the Vice-Chairman of the
Board of  Directors of PT  Multimedia-Servicos  Telecomunicacoes  e  Multimedia,
S.G.P.S.,  S.A.,  a member of the Board of  Directors  of  Brasilcel  N.V.,  the
Chairman of the Board of Directors  of P T  PRO-Servicos  de Gestao S.A.,  and a
member of the Board of Directors of each of  BEST-Banco  Electronico  de Servico
Total, S.A., Tele Leste Celular  Participacoes S.A., Tele Sudeste  Participacoes
S.A. and Celular CRT Participacoes  S.A. Mr. Bava was Vice-Chairman of the Board
of Directors of Portugal Telecom Internacional,  S.G.P.S.,  S.A. from 2000 until
2002;  the  Director  and  Relationship  Manager for  Portugal of Merrill  Lynch
International  from 1998 until 1999;  an Executive  Director of Deutsche  Morgan
Grenfell from 1997 until 1998; and an Executive  Director of Warburg Dillon Read
from 1989 until 1996. He holds a degree in Electronic and Electrical Engineering from the University of London B.S.C.

     CARLOS  MANUEL L.  VASCONCELLOS  CRUZ,  45 years old, is  currently  also a member of the  Board of  Directors  of  Portugal  Telecom  S.G.P.S.,  S.A.,  the
Chairman and Chief Executive Officer of PT Prime S.G.P.S., S.A., the Chairman of
the Board of Directors  of PT  Contact-Telemarketing  e Servicos de  Informacao,
S.A., Chief Executive Officer of PT Comunicacoes, S.A. and a member of the Board of Directors of each of Brasilcel N.V.,  Telecomunicacoes  Moveis Nacionais S.A.

-- TMN, Celular CRT Participacoes  S.A., Tele Leste Celular  Participacoes  S.A.
and Tele Sudeste Participacoes S.A. From 1978 to 1983, Mr. Cruz was an economist at the  Ministry of Finance of  Portugal,  and from 1983 to 1985 he was a senior economist  at  LEASEINVEST.  From 1985 until 1999,  Mr. Cruz  performed  several functions  worldwide at Dun & Bradstreet  Corporation,  including  President and
Chief Executive Officer of Dun & Bradstreet for Portugal,  Iberia and the Middle
East,  Executive  Vice-President  of Dun & Bradstreet for Europe,  President and
Chief  Executive  Officer of Dun &  Bradstreet  GMC and member of the  worldwide board and Executive Vice-President of Dun & Bradstreet Corporation. From 1990 to
1993, he was also Vice-President of Associacao  Portuguesa para a Qualidade.  In
1996, he was Vice-President of A.P.E.I.N.  -- Associacao  Portuguesa de Empresas
de  Informacao  de Negocios.  From 1999 to 2001,  Mr. Cruz was the President and
Chief Executive  Officer of Tradecom  S.G.P.S.,  and from 2000 he also served as
Executive Manager of PT Prime S.G.P.S., S.A. From 2000 to 2001 he was an invited professor  of  Portuguese  Catholic  University  and ISCTE for post-  graduation courses and MBA  programs.  He also served as President of Telesp  Celular S.A., from May 2001 until May 2002,  and as its  Vice-President  from  September  2001 until  May  2002.  Mr.  Cruz  holds a degree  in  business  from the  I.S.C.T.E.
(Instituto  Superior de  Ciencias  do Trabalho e da Empresa or Higher  Education
Institute  for Labor and  Corporate  Sciences),  Portugal,  and a  post-graduate degree in  management  from D.S.E.  (the  German  Foundation  for  International
Development), Germany.

     EDUARDO  PERESTRELO  CORREIA DE MATOS,  54 years old, is currently also the
President  of  Portugal  Telecom  Brasil  S.A.,  and a  member  of the  Board of
Directors of each of PT Moveis,  Servicos de Telecomunicacoes,  S.G.P.S.,  S.A.,
Tele Leste  Celular  Participacoes  S.A.,  Tele Sudeste  Participacoes  S.A. and
Celular  CRT  Participacoes  S.A.  From 1976 to 1984,  Mr.  Matos  held  various operational  positions  in the  planning  and control  areas of CTT - Correios e
Telecomunicacoes  de Portugal  S.A.  and TLP -- Telefones de Lisboa e Porto S.A.
From 1984 to 1987 he served as General  Post Master of CTT and from 1987 to 1990 he was the Secretary of State for External  Transportation and Communications in
Portugal. In addition, he served as President at Marconi S.G.P.S.  Comunicacoes,
S.A. from 1990 to 1991 and at Mobitel S.A. from 1991 to 1996. Mr. Matos was also a member of the Board of Directors of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002. He holds a degree in Economics from the Technical  University of
Lisbon, Portugal.

     PAULO JORGE DA COSTA GONCALVES  FERNANDES,  37 years old, is currently also
Vice-Chairman  of the Board of  Directors of PT Ventures,  S.G.P.S.,  S.A.,  the
Chairman of the Board of  Directors  of PT - Sistemas de  Informacao  S.A. and a
member of the board of directors  of each of Portugal  Telecom  S.G.P.S.,  S.A.,
Brasilcel N.V., Celular CRT Participacoes S.A. Tele Leste Celular  Participacoes
S.A. and Tele Sudeste Celular Participacoes S.A. In the period from 1990 through
1991, he was manager and partner at Spades Lda., a company focused on consulting and information technology services. From 1991 to 2000, he acted as a consultant for  McKinsey & Company,  where he was  admitted as a partner in 1997,  and also worked as member of the leadership world groups for the  telecommunications  and transports  industries.  Mr. Fernandes holds an  Electric-Technical  Engineering degree from the Higher Education Technical Institute of Lisbon, Portugal.

BOARD OF EXECUTIVE OFFICERS

     The Board of  Executive  Officers  consists  of a  President  (or  CEO),  a
Director of Investor  Relations,  a Director of Coordination  and Operations,  a
Director of Business,  a Director of Finance,  a Director of Engineering,  and a
Director of Administration and Human Resources.  All of these executive officers were  elected  for a term of three  years on  December  13, 2001 by the Board of
Directors,  with  the  exception  of the  President  and  Director  of  Investor
Relations,  whose  function is  temporarily  being  performed by the Director of
Engineering, elected on January 31, 2003. Executive officers can be removed from their position at any time.

     Listed below are the current members of the Board of Executive Officers and their respective positions:

NAME                                        POSITION                                 DATE OF ELECTION/REELECTION
-----------------------------------         ------------------------------------     ----------------------------
Sergio Assenco Tavares dos Santos.......... President, Director of Investor          January 31, 2003
                                            Relations
Sergio Assenco Tavares dos Santos.......... Director of Engineering                  December 13, 2001
Luis Andre Carpintero Blanco..............  Director of Finance                      December 13, 2001
Getulio Nery Cardoso......................  Director of Administration and           December 13, 2001
                                            Human Resources
Antonio Carlos Haidamus Monteiro..........  Director of Coordination and             December 13, 2001
                                            Operations
Roberto Iunes Brito.......................  Director of Business                     December 13, 2001

     Set forth  below  are  brief  biographical  descriptions  of the  executive officers:

     SERGIO ASSENCO TAVARES DOS SANTOS, 55 years old, has served as an Executive
Officer since May 1998. He served as Manager of the Vice-Presidency of Telebras'
Department of Development and  Coordination  with Suppliers;  coordinator of the
Technical  Office for  Special  Projects  of  Telebrasilia;  and  manager of the
Advanced   Telecommunications   Business  Unit  and   Engineering   Director  of
Telebrasilia.  He also served as Chief Executive Officer of our company from May to August  1998,  and he is  currently  serving as President of our company on a temporary basis. He holds a degree in Electrical Engineering from the University of Brasilia.

     LUIS  ANDRES  CARPINTERO  BLANCO,  29 years old,  has  served as  Executive
Officer  since  October 1, 2000.  From May 1999 to  September  2000 he  actively served in several  sectors of TCO group.  He started as  Administrative  Finance
Assistant  Director - NBT being  later  promoted  to  Manager  of the  Financial
Department - TCO Group.  He worked in the  financial  market,  for the Boa Vista
InterAtlantico  Bank,  which is associated  to the Credit  Agricole and Espirito
Santo  Bank,  as  Manager  from  1997 to 1999.  He  graduated  from the  Federal
University of Rio De Janeiro with a degree in Production  Engineering  and he is currently seeking an MBA at IBMEC in Finance.

     GETULIO NERY CARDOSO, 51 years old, has served as an Executive Officer July
28, 1999. He began his career in the Foreign Exchange  Department at the Central
Bank of Brazil and later worked in the Production  Engineering  area at Petroleo
Brasileiro,  S.A.  -  PETROBRAS.  He then  became  a  member  of the  Industrial
Development  Department at Telebras,  specializing in industrial development for telecommunications. He also served as Commercial Manager for the Central-Western region of Brazil at Splice. He holds a degree in Electrical Engineering from the
University of Brasilia and has concluded  extensive research  concerning work in
Brazil and abroad.

     ANTONIO CARLOS HAIDAMUS MONTEIRO,  49 years old, has served as an Executive
Officer  since April 1999. He has served as Executive  Director of  Coordination
and   Operations   since   December  2001.  He  also  has  served  as  Executive
Vice-President   at  NBT  since   November   1999.   He  began  his   career  in
telecommunications in 1970 at TELEOESTE,  which was a phone carrier in the state of Mato Grosso do Sul before telecommunications  carriers were controlled by the government. He later worked for Embratel, Telerj Celular S.A., and Telemat, were he was Director of Engineering  and  President.  He holds degrees in Engineering and  Economy,  with post  graduate  degrees  in  Optical  Fibers  and  Corporate
Management.

     ROBERTO IUNES BRITO, 44 years old, has served as an Executive Officer since
August 31, 2001. From August 1998 to August 2001, he served as Regional Director in charge of competitive  strategy and operation  results at Telems Celular S.A.
From 1982 to 1998, he served as Manager of the Financial  Department;  Assistant of the  Administrative and Financial  Executive Office;  Manager of the Economic
and  Financial  Planning   Department;   and  Manager  of  the  Mobile  Cellular
Telephoning  Department at  Telecomunicacoes  do Mato Grosso do Sul S.A., in the
Telebras  System.  He holds a degree in Economy from the Catholic  University of
Mato  Grosso  do Sul and a post  graduate  degree  from the  Brazilian  National
Institute for Space Research.

BOARD OF AUDITORS

     The Board of Auditors  consists of three members elected for as term of one year.  The Board of Auditors  holds  regular  meetings  every  three  months and special  meetings  when called by the President or by any member of the Board of
Auditors.

     Listed  below are the current  members of the Board of  Auditors  and their respective positions:

NAME                                            POSITION        DATE OF ELECTION
------------------                            ------------      ----------------
Joao Luis Tenreiro Barroso  ..............    Board Member       April 29, 2003
Norair Ferreira do Carmo .................    Board Member       April 29, 2003
Luciano Nobrega Queiroga .................    Board Member       April 29, 2003

B. COMPENSATION

     During 2002, the total amount of compensation by our company to its members of the  Board of  Directors,  executive  officers  and  members  of the Board of
Auditors was approximately R$3.212 million.

     During 2002,  the total  amount of expenses  made by our company to provide private pension for our directors was approximately R$156.0 thousand.

C. BOARD PRACTICES

     See "Directors and Senior Management," "Board of Executive  Officers",  and
"Board of Auditors," above.

D. EMPLOYEES

     As of December 31, 2002, our workforce,  comprised of our A Band and B Band carriers,  consisted  of 2,990  persons  (4.3%  more than the  number of persons registered  in 2001).  Of this  total,  1,575  were  permanent  staff,  225 were trainees,  and  1,190  were  personnel  outsourced  permanently.  Our  company's workforce was thus allocated as follows:  67.4% in the Business area (Marketing,
Sales,  and Client  Service),  11.8% in the Network and Operations area, 9.1% in the Finance area, 5.8% in the  Administration  and Human Resources area, and the remainder (5.9%) in the Information Technology and Staff areas.

     Our company's  permanent staff is considered  young, with an average age of
31 years, and most of our staff is of the male gender (51%).

     The education level of our workforce is as follows as of December 2002: 57%
have a high school  education,  37% have a college education and 5% have above a college education.

     Approximately  22% of our  company's  personnel  is  affiliated  with labor unions.  The relationships with these unions are considered good. The process of negotiation of the collective labor agreement for the years 2002 and 2003, as in previous years, was conducted in a professional  manner, which made it easier to gain approval for the collective labor agreement from the employees.

     Training  and  development  actions  implemented  by TCO in the year  2002, directed  mainly  to  technical  and  management  empowerment  of the  workforce employed in the Business, Engineering and Information Technology areas, together represent  investments  approaching R$3.4 million.  The registered amount of PER
CAPITA training hours in 2002 was 71 hours.

     During 2002, in accordance with our company's  employee-retention  program, the salary  correction system was maintained in order to eliminate all remaining discrepancies.  Also in 2002, our company implemented the electronic performance appraisal  system and the flexible pay program for the sales and billing  areas.
We  estimate  that the entire  organizational  structure  will be revised in the first half of 2003, including the career development plan, and that the flexible pay program will be extended to other areas in our company.

     By means of our A Band and B Band  subsidiaries,  we currently  sponsor two types of private pension plans:

DEFINED BENEFIT PLAN (PBS-TCO)

     The PBS-TCO plan resulted from the  segregation  of the FUNDACAO  SISTEL DE
SEGURIDADE  SOCIAL'S,  or  Sistel's,  equity in January  2000.  It is a "defined benefit" plan and has five affiliated  employees as active participants and nine former employees as beneficiaries.  According to its regulations, in addition to the supplemental  benefit,  the plan provides medical care (PAMA) to the retired affiliates  and  their  beneficiaries,  with  shared  cost  upon  the use of the services. The PBS-TCO plan premiums are established annually, based on actuarial valuations  prepared by an independent actuary in accordance with the applicable norms effective in the country.  We use a capitalization  funding system and the total contribution owed by the sponsor is 13.5% of the participating  employees'
payroll, of which 1.5% is directed to sponsoring the PAMA.

HYBRID PLAN (TCO PREV)

     TCO's  modern and  flexible  pension  plan -- TCO PREV -- was  launched  in
October 2000, and gained acceptance from nearly 100% of the employees affiliated to the former plan.  It also was approved by both the new employees and by those not affiliated to the former  PBS-TCO.  Designed based on the latest plan models and  referred to as  "hybrid",  this plan  offers two  different  approaches  to benefits.  One of them is the "defined benefit" plan, for unexpected situations, or the so-called Risk Benefits  (Temporary  Disability,  Early  Retirement,  and
Death  Annuity  due to death on the job).  The other  approach  is the  "defined contribution"  for  anticipated  situations,  that is, the  Programmed  Benefits
(Normal  Retirement  and Early  Retirement).  In this new plan,  the  Programmed
Benefits are not linked to the basic official  social  security,  unlike the old plan.  Participants in this new plan may opt to receive benefits upon completing
50 years of age (Early Retirement) or 60 years of age (Normal Retirement). It is necessary, however, to terminate the participant's relationship with the sponsor and to  contribute  to the  system  during 10 years with no  interruptions.  The funding  system used by TCO PREV  operates on a parity basis between the sponsor and the participants at the same levels as the normal  contribution,  which vary between  3%  and 8% of the  monthly  salaries.  The  contributions  made  by the participants and by the sponsor are credited to individual participant accounts.
In addition,  the sponsor covers the cost provided for the risk benefits,  which corresponds  to 3.338% of the  payroll,  plus the  plans'  administration  fees, equivalent to 5% of the contributions.

     Expenses  related to the sponsorship of private pension plans for employees and management in 2002 totaled R$3.752 million.

     Investments  of fund equity for the private  pension  plans PBS-TCO and TCO
PREV are made in  accordance  with the policies and  guidelines  provided by the
Sistel and in conformity with the applicable  legislation.  The criteria adopted are  exclusively  technical  and conform to the PLANO  DIRETOR DE  APLICACAO  DO
PATRIMONIO (PDAP),  prepared and approved annually by the Foundation's Executive
Board.

E. SHARE OWNERSHIP

     All our directors and executive  officers hold less than one percent of our total  shares.  We do not offer stock  option  plans to any of our  directors or employees.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The common  shares have full voting  rights and the  preferred  shares have limited  voting  rights.  As of April 25,  2003,  TCP owned 61.10% of the common shares.  Accordingly,  TCP can control the  election of TCO's Board of Directors and the direction and future operations of our company.

     The  following  table sets forth  information  concerning  the ownership of common shares by TCP and by TCO's officers and directors as a group.

NAME OF OWNER                                                      NUMBER OF      PERCENTAGE OF
-------------                                                       COMMON         OUTSTANDING
                                                                 SHARES OWNED     COMMON SHARES
                                                                --------------    --------------
Telesp Celular Participacoes S.A............................    77,256,410,396        61.10%
All directors and executives officers as a group............           138,022            0%

     On April 25, 2003,  TCP acquired  61.10% of the voting capital stock of TCO for approximately  R$1,505 million,  corresponding to R$19.48719845 per each lot of 1,000 shares  acquired.  The agreement also included the acquisition of TCO's subsidiaries,  including  NBT. TCP has  announced  that it will  launch,  in the second  quarter of 2003, a tender offer for the voting  shares of TCO as legally required by the  acquisition  of the  control of TCO.  The price per share to be offered is equal to 80% of the price paid to the controlling shareholders. After the acquisition and the tender offer,  TCP expects to incorporate TCO shares and
ADSs.

B. RELATED PARTY TRANSACTIONS

     We entered into  transactions with Group Splice companies in 2000, 2001 and
2002. These transactions were mainly related to marketable  securities  (R$712.1 million in 2002, R$362.3 million in 2001 and R$77.7 million in 2000), short-term investments  (R$6.5 million in 2002 and R$17.4 million in 2001),  acquisition of property, plant and equipment (R$7.7 million in 2002, R$11.8 million in 2001 and
R$5.1 million in 2000),  maintenance  services  (R$12.5  million in 2002,  R$1.9 million in 2001 and R$3.5 million in 2000) and  acquisition  of telephone  cards
(R$5.8 million in 2002, R$3.4 million in 2001 and R$ 2.1 million in 2000 ).

     The marketable  securities are related to commercial paper issued by Fixcel
The interest was a 100% of CDI  (Interbank  Deposit  Certificate)  plus 2.0% per annum.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See  "Item  3 -- Key  Information -- Selected  Financial  Data"  and  "Item
18 -- Financial Statements."

LEGAL MATTERS

     CIVIL

     LITIGATION RELATED TO THE BREAKUP OF TELEBRAS

     The Breakup of  Telebras  is the  subject of several  lawsuits in which the plaintiffs are seeking injunctions.  Some preliminary  injunctions were granted, but all were quashed by decisions of the relevant  federal  court.  These courts also  decided  that  the  courts  of the  state  of Minas  Gerais  have original jurisdiction  over  the  proceedings.  Several  decisions  quashing  preliminary injunctions  are  on  appeal,  and if  any  such  appeals  are  successful,  the shareholders  of  Telebras  may have to  reapprove  the  Breakup of  Telebras or legislative action may be required.

     The  theories on which the lawsuits  regarding  the Breakup of Telebras are based include that:

     o    the    Brazilian    constitution    requires    that    the    General
          Telecommunications  Law specifically  authorize the creation of the 12
          New Holding Companies;

     o    the  Telebras  shareholders'  meeting  held  on May  22,  1998,  which approved the Breakup of Telebras, was not properly convened;

     o    national sovereignty will be threatened if Brazil's telecommunications companies are controlled by foreign entities; and

     o    the General Telecommunications Law requires that certain matters, such as the entry of new competitors and the  administration of development and technology  funds,  be regulated  prior to the Breakup of Telebras either  by an  executive  order  of  the  President  or by an  act  of
          Congress.

     If any of these lawsuits ultimately succeeds,  the Breakup of Telebras will have to be  reinitiated.  This  could  require,  depending  upon the  prevailing plaintiff's  theory,  one or both  of the  following  actions:

     o    amending the Telecommunications Law; and

     o    reconvening the May 22, 1998 Telebras shareholders' meeting.

     It is  theoretically  possible  under  Brazilian law for a court to require that the Breakup of Telebras be unwound, although we believe that this would not be likely to occur.  We believe that the ultimate  resolution of the proceedings will be favorable and will not have a material adverse effect on our business or financial  position.  It is very difficult to quantify what the potential impact to us would be if the Breakup of Telebras were to be unwound. This would require
an  assessment  of  the  total  amount  of  capital   invested  by   controlling
shareholders in the 12 New Holding Companies and a prediction as to any possible indemnification that they may be entitled to from the Brazilian government.  The results  could be very far  reaching  and would  affect  all of the New  Holding
Companies.

     LITIGATION ARISING OUT OF EVENTS PRIOR TO THE BREAKUP OF TELEBRAS

     Telebras   and  our   subsidiaries'   Predecessor   Companies,   our  legal
predecessors, and our subsidiaries,  respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies relating to events prior to the Breakup of Telebras.  Liability for claims arising out of acts committed by the  Predecessor  Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor  Companies to our subsidiaries  remains with the Predecessor  Companies,  except for labor and tax claims (for which the Predecessor Companies and our subsidiaries are jointly and  severally  liable,  as the  case may be,  by  operation  of law) and  those liabilities  with respect to which the  Predecessor  Companies had made specific accounting  provisions  prior to the Breakup of Telebras,  assigning them to our subsidiaries.  Any  claims  against  the  Predecessor  Companies  which  are not satisfied  by the  Predecessor  Companies  could  result in claims  against  our subsidiaries  to the extent that our  subsidiaries  have  received  assets which might have been used to settle  those claims had they not been spun off from the
Predecessor Companies.  However, under the shareholders'  resolution pursuant to which the spin-off was  effected,  our  subsidiaries  have  contribution  rights against  their  Predecessor  Companies  with respect to the entire amount of any payments made by our  subsidiaries  in  connection  with any labor or tax claims brought  against  our  subsidiaries  and  relating  to  acts  committed  by  the
Predecessor Companies prior to the effective date of the spin-off.

     We believe that the  likelihood  that claims of this kind will  materialize and have a material adverse financial effect on us is remote.

     LITIGATION RELATED TO TAX CREDITS

     Under certain  conditions,  Brazilian law permits companies to benefit from tax credits  related to the  amortization  of goodwill.  Despite  this fact,  an action  was filed on  December  16,  1999  against  Anatel  and the New  Holding
Companies,  including  TCO,  that have  undergone a corporate  restructuring  in connection  with the  Breakup of  Telebras  and that  recognized  tax credits to offset  premiums  paid by their  controlling  shareholders  at the time of their acquisition.  TCO did not become aware of its involvement as a defendant in this action  until  April  2002,  and filed its answer on October 2, 2002.  We do not think this action will  succeed,  as we believe  the  restructuring  was done in compliance with Brazilian law,  however,  based on the opinion of legal counsel, the chances of unfavorable outcomes are possible in this case.

     The extent of any potential liabilities in connection with this action will be determined in a separate but related lawsuit known as the "calculation of the award," which will only take place if we are unsuccessful in its defense.

     LITIGATION RELATED TO THE OWNERSHIP OF THE CALLER ID

     In July 2002, we, together with other Brazilian  mobile  telecommunications operators,  were  summoned to defend in a legal  action  filed by Lune  Projetos
Especiais  Telecomunicacao  Comercio Ind. Ltda., or Lune, pursuant to which Lune claims  to be the  owner of  patents  relating  to  EQUIPAMENTO  CONTROLADOR  DE
CHAMADAS  ENTRANTES  E DO TERMINAL  TELEFONICO,  or Caller ID, and also that the
mobile  telecommunications   operators  are  using  the  patent  without  proper
authorization.  Therefore,  Lune  demands  that the  operators  cease to provide
Caller ID services and that it should be indemnified for the unauthorized use of the  Caller ID  system,  upon  payment  of fees  received  by the  operators  in consideration  for the use of the system by their customers.  We are waiting for all the  defendants  named in this action to be  summoned  so that the  response period can commence.

     Based on the  opinion of our legal  counsel,  the  chances  of  unfavorable outcomes are possible in this case. However the indemnification allegedly due by the mobile  operators  could not be accurately  calculated as of yet, due to the fact that the cost of the caller ID service  provided by the companies has never before been calculated separately.

     LITIGATION RELATED TO THE VALIDITY OF THE MINUTES IN THE PREPAID PLANS

     Telegoias,   NBT  and  Teleron,   together  with  other  Brazilian   mobile
telecommunications  operators,  are the defendants in class action suits brought by the federal public  prosecutor's  office and/or  associations  for consumers'
protection,  which  challenged  the  imposition  of a  deadline  for  the use of purchased  prepaid  minutes.  The plaintiffs  allege that any purchased  prepaid minutes should not have a time limitation for usage.

     These lawsuits are still in their initial stages,  but our external counsel and we believe  that our  criteria  for  imposing  the  deadline  were in strict compliance  with  Anatel's  rules.  In  the  Telegoias  and  NBT  class  actions injunctions  were granted against us. The defendants  appealed this decision and the court agreed to suspend enforcement of the injunctions.

     LITIGATION RELATING TO TELEBRAS LOANS

     Under the terms of the Breakup of Telebras, the Telebras loans were to have been  distributed  through:  (i) the  assignment  of the debt  obligation to the relevant  subsidiary  and (ii) the  assignment of the credit to the relevant New
Holding  Company  as the new  parent of the  subsidiary  who  assumed  the debt.
Although  the  obligation  to pay  the  Telebras  loans  was  duly  assigned  to
Telebrasilia and Telegoias,  the right to receive such payments was not assigned to TCO but  instead  to  Tele  Centro  Sul,  one of the  New  Holding  Companies
providing  fixed-line  services.  In light  of this  departure  from the  agreed procedures for assigning the Telebras  loans,  payment of the Telebras loans was suspended  immediately  upon the change of control to the TCO.  In  addition,  a lawsuit was filed in June 1999 in Federal  District  Court  against  Tele Centro
Sul,  Telebras and KPMG,  the auditors  for the Breakup  accounting  procedures, requesting  liquidated  damages and a court ruling recognizing the inappropriate procedures and  non-existence  of the debt to Telebras.  Subsequently,  KPMG was dismissed from the lawsuit.

     In  response  to the  lawsuit  filed  against it, Tele Centro Sul filed two counter-lawsuits  in October 1999 against  Telebrasilia  and  Telegoias  seeking payment of the Telebras loans in the amount of R$41.3 million from  Telebrasilia and R$24.2 million from Telegoias.

     The three lawsuits  described  above were  consolidated  in the same court, given that they deal with the same issue relating to Telebras  loans.  In August
2001, the court dismissed our claims against Tele Centro Sul, Telebras and KPMG, and  partially  ruled in favor of Tele Centro Sul and against  Telebrasilia  and
Telegoias.

     In the lawsuit  filed by TCO, the decision  denied the claim of TCO. In the two actions  brought by Tele Centro Sul,  the  decision  was  favorable  to Tele
Centro Sul,  holding that the amounts claimed were due, but denying the claim of
Tele Centro Sul for application of exchange variation to the debts.

     Tele Centro Sul and we have appealed in the Court of Appeals of the Federal
District (TJDFT).

     In the action of TCO against Tele Centro Sul, the appeal of TCO was denied.
In the two actions of Tele Centro Sul against  Telebrasilia  and Telegoias,  the respective appeals of TCO were also denied.  However, the appeals of Tele Centro
Sul were  granted,  revising the lower court  decisions to apply the  applicable charges, in particular indexation according to exchange variation.

     The three decisions were unanimous.  TCO is awaiting the publication of the decisions to see them in full, and then proceed with applicable appeals. A final decision  unfavorable  to TCO  with  respect  to the  necessity  of  payment  by
Telebrasilia  and Telegoias to Tele Centro Sul, and not to TCO, is probable but, on the specific point  regarding  indexation of the debts  according to exchange variation, a decision unfavorable to TCO is only possible, since there is a good possibility that exchange variation will be excluded as a criteria of indexation of the outstanding balances.

     TAX-RELATED

     LITIGATION RELATED TO THE APPLICATION TO THE ICMS

     In  June  1998,  certain  Brazilian  state  governments  agreed  to  apply, effective July 1st of the same year, the ICMS tax to certain  service  revenues, such as activation  fees, and to further make the application to such activation fees  retroactive  for the five years  preceding  June 30, 1998.  We believe the extension  of the  ICMS tax to  non-basic  telecommunications  services  such as cellular  activation,  is unlawful because:

     o    the state governments acted beyond the scope of their authority;

     o    their  interpretation  would  subject  certain  services  that are not telecommunications services to taxation; and

     o    new taxes may not be applied retroactively.

     Each of the A Band  Subsidiaries  has filed a lawsuit in the Treasury Court of the state in which it is located seeking  injunctive  relief from retroactive and  prospective  application  of the  ICMS to  activation  fees  and has made a provision for the contingency that ICMS may be payable on such fees. Each of the
A Band Subsidiaries,  except Telemat,  Telems and Teleron, has either obtained a temporary  injunction  relieving  it from the payment of the ICMS on  activation fees during the pendency of the lawsuits or is  depositing  with the  applicable
Treasury Court the amount of ICMS that would be payable if the  subsidiary  does not prevail in such lawsuit. Telemat is collecting and paying ICMS on activation fees  as if  the  interpretation  were  valid  from  November  30,  1998  and is accounting for such payments as expenses.  Teleron is paying similar fees but is accounting  for such  payments as debt.  In both cases,  the judgments are being appealed.  As for Telems, the temporary injunction relieving it from payment was lifted,  and a  judgment  is  pending.  The  amount  that  may be  due is  being provisioned.  The tax  authorities  of the states where the lawsuits are pending may appeal the decisions of the Treasury Court to grant  temporary  injunctions.
There can be no assurance that TCO's subsidiaries will ultimately prevail in any appeal  relating to the temporary  injunctions or in the  underlying  litigation with respect to  application  of the ICMS to  activation  fees. If the ICMS were applied  retroactively  to  activation  fees  earned by us during  the last five years, it would give rise to a maximum liability estimated at R$77.3 million.

     In  accordance  with  clause  2.1.5 of the Breakup  protocol  signed by the
Predecessor  Companies and TCO's  subsidiaries,  we believe that the Predecessor
Companies  will be liable to TCO's  subsidiaries  for any tax liability  arising from the retroactive application of the ICMS to revenue recognized from cellular activation  prior  to 1998.  However,  such  liability  for  prior  debts is not
automatically   attributable  to  the  Predecessor  Companies,   since  the  tax
authorities  by law may file suit against  both the  Predecessor  Companies  and
TCO's  subsidiaries at the same time. If one of TCO's  subsidiaries is compelled to pay a tax liability,  under the Breakup  protocol it may seek  restitution of its losses from the Predecessor Company in question.

     We have  appealed  to the Higher  Court of Justice  (Superior  Tribunal  de
Justica) and to the Supreme Federal Court (Supremo  Tribunal  Federal),  where a judgment is pending.

     We do not believe that the retroactive  application of the ICMS to cellular activation  is  probable.  Therefore,  we have  not made  nor  expect  to make a provision in our consolidated financial statements to this potential application
We have already made provisions which amount to R$3.6 million for the collection of ICMS on the activation of cellular  telephones from the actual agreement date until  December 31,  2002.  We do not believe  that  application  of the ICMS to cellular activation,  applied on a prospective basis will have a material impact on our results.

     Recently the Higher Justice Court (SUPERIOR TRIBUNAL DE JUSTICA) determined in an action filed by Teleamazon  Celular,  another wireless  operating company, that the ICMS tax could not be assessed on activation fees.

     LITIGATION RELATED TO THE APPLICATION OF THE COFINS AND PIS

     On November 27, 1998,  Brazilian federal  government  through Law No. 9,718 altered the COFINS and PIS.  This new law  indirectly  raised the COFINS and PIS contributions  owed by the subsidiaries by widening their  calculation  basis to include finance  revenues.  Article 195 of the Brazilian  federal  constitution, which was in effect at the time Law No.  9,718  was  enacted,  provided  for the payment of the COFINS and PIS  contributions  based on payrolls,  invoicing  and profits.  However,  Law No.  9,718  widened  the  calculation  basis for the PIS contribution by determining that it be paid over the totality of revenues earned by companies, including revenues from investments,  securitizations and monetary and exchange rate variations.

     Law No.  9,718 also  provided for an increase of the COFINS rate from 2% to
3% over the relevant contribution base, effective as of the date of enactment of the law.

     We believe that the Brazilian federal  government's attempt to increase the
COFINS and PIS  contributions  through Law No. 9,718 is unlawful  because it did not comply with the requisite  ninety-day  waiting  period before  applying such law,  and  because,  at the  time the law was  enacted,  the  Brazilian  federal constitution:

     o    set  out  a  different  calculation  basis  for  the  COFINS  and  PIS contributions, as described above; and

     o    required  that tax burdens be increased  only through the use of a LEI
          COMPLEMENTAR, and not a LEI ORDINARIA.

     TCO has filed a lawsuit  challenging  the  alterations in the Brazilian tax legislation,  on the  grounds of  unconstitutionality.  We believe  that we will ultimately prevail in this lawsuit.  However,  the lawsuit was not successful in the first and second stages of judgment. We have appealed to the Higher Court of
Justice (Superior Tribunal de Justica) and to the Supreme Federal Court (Supremo
Tribunal Federal),  where a judgment is pending.  The total amount in dispute is
R$9,709,419.57, which has been deposited with the court.

     Notwithstanding  the above,  after the price war in the Brazilian  cellular market stabilized, the management of our subsidiaries decided to incorporate the
COFINS and PIS tax increase into their final price for goods and services.

     LITIGATION RELATED TO THE PASSING OF THE COFINS AND PIS TO CUSTOMERS

     We, together with other telecommunication carriers, are defendants in class
action  suits  brought  by  the  federal  public   prosecutor's   office  and/or
associations  for consumers'  protection,  which are  challenging  our policy of passing the COFINS and PIS costs to our customers by incorporating them into our charges.  These suits seek to prohibit the  transfer of amounts  relating to the contributions to end consumers as well as the reimbursement of twice the amounts already  collected.  Alternatively,  money  damages  and  pecuniary  damage  are requested.

     We are  contesting  the class action suits on the basis that,  according to our  understanding,  the  COFINS  and PIS are cost  components  of the  services provided to our customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry.

     We believe that the probability of success  challenging  this claim is very high.

     OTHER LITIGATION

     We are also party to certain legal proceedings arising in the normal course of business.  Our reserve  amounts are sufficient to cover our estimated  losses due to adverse legal judgments.  We believe that adverse  judgments arising from these other legal  proceedings  would not have a material  adverse effect on our business, financial condition or results of operations.

DIVIDEND POLICY AND DIVIDENDS

     On June 30, 2002 and on December  31, 2002,  we informed  our  shareholders that the Board of  Directors  had  approved  the  payment of  interest  on owned capital in accordance  with the statement of financial  position for the periods
January to June 2002 and July to November 2002, in accordance  with Article 9 of
Law  9249/95  and  Provision  Number  207/96  of  the  CVM,  in  the  values  of
R$0.000105485 per share for the January to June 2002 period and  R$0.00014442757 per share for the July to November  2002 period  with 15%  withheld  income tax, which resulted in net interest of R$0.000089662 and  R$0.00012276344  per share, except to those shareholders who were immune or exempt.

     The  deliberation on TCO's Interest on Own Capital at December 31, 2002 was
based on the balance  sheet closed at November  11, 2002 and the TJLP  variation until December 31, 2002.

     The corresponding  credit on interest on owned capital was written into our accounting  books  on  December  31,  2002,  on  an  individual  basis  to  each shareholder,  according to their  shareholding  position on June 30,  2002,  and
December 31, 2002, for each of the above mentioned periods.

     The value of the interest,  net of the applicable  withheld  income tax, is ascribed to the value of the mandatory  dividend and the  statutory  dividend on the preferred shares, relative to the fiscal year 2002, adding such value to the total amount in  dividends  distributed  by us for all purposes  provided in our bylaws.

     On April 29, 2003, the general assembly approved the payment of interest on owned capital and dividends up to June 30, 2003, in the terms below:

          Values

               a) Interest on owned capital - Common and Preferred Shares

               Gross value per share--Jan. to June 2002        R$0.000105485

               Gross value per share--July to Nov. 2002        R$0.00014442757

               Net value per share--Jan. to June 2002          R$0.000089662

               Net value per share--July to Nov. 2002          R$0.00012276344

     Upon approval of the  accounting  credit of the interest on owned  capital, income tax was  withheld at the rate of 15%,  except for  purposes of payment to those  shareholders  who had  proved  immune or exempt  from such tax within the period specified by us in our official communication to the shareholders.

     Each of our  preferred  shares is  entitled  to  declared  dividends,  with priority to receive a non-cumulative  annual dividend, to the extent net profits or reserves are available for distribution, equal to the higher of (i) 6% of the amount  obtained by dividing the amount of  subscribed  capital by the number of our  shares  and (ii) 3% of the  amount of  shareholders'  equity on a per share basis.  To the extent there are additional  distributable  profits,  we are also required to  distribute to all  shareholders  an amount equal to 25% of adjusted net income,  or the general  dividend,  determined in accordance  with Brazilian corporate law,  including any  realization of the unrealized net income reserve.

Each of our preferred shares is also entitled to receive declared profits on par with common shares,  after our common shares have been paid  dividends  equal to the minimum  priority  distribution due to our preferred  shares.  The preferred dividend has priority in the  distribution  of our net profits for the preceding fiscal year after 5% of our net profits to a legal reserve, not to exceed 20% of our paid-in capital or an amount.

     Any amounts distributed after the preferred dividend are allocated first to dividend  payments  to  holders  of  common  shares  in an  amount  equal to the preferred  dividend and then distributed  equally among holders of preferred and common shares.

     The  Brazilian  corporate  law  method  also  provides  for two  additional discretionary  allocations  of net  profits  that are subject to approval by the shareholders at the annual shareholders' meeting:

     o    first, a percentage of net profits may be allocated to the contingency reserve  for  anticipated  losses  that may be charged to it in future years. Any amount so allocated in a prior year must be either:

          o    reversed in the fiscal year in which the loss was  anticipated if such loss does not in fact occur; or

          o    written off in the event that the anticipated loss occurs;

     o    second, if the amount of unrealized revenue exceeds the sum of:

          o    the statutory reserve; and

          o    retained earnings, such excess may be allocated to the unrealized profit reserve at the direction of the board of directors.

     Allocations may not hinder the payment of mandatory  dividends.  Unrealized revenue  reserve is defined under the Brazilian  corporate law method as the sum of:

     o    the share of equity  earnings of  affiliated  companies,  which is not paid as cash dividends; and

     o    profits  as a result of income  from  operations  after the end of the next succeeding fiscal year.

     The amounts  available  for  distribution  are  determined  on the basis of financial  statements  prepared in accordance  with the Brazilian  corporate law method.

     PAYMENT OF DIVIDENDS

     We are required by Brazilian law to hold an annual shareholders' meeting by
April 30 of each year, at which,  among other things,  an annual dividend may be declared by decision of our shareholders on the  recommendation  of our Board of
Directors.  The  payment of annual  dividends  in any given year is based on the financial  statements prepared for the preceding fiscal year ending December 31.
Under the  Brazilian  corporate  law method,  dividends  are required to be paid within 60 days of the annual shareholders' meeting, or on the date determined at a shareholders' meeting, but in any case, prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend  payment date to claim dividends in respect of its shares,  after which time unclaimed dividends revert back to us.

B. SIGNIFICANT CHANGES

     See "Consolidated Statements of Cash Flows for the Years Ended December 31,
2000,  2001 and 2002,"  "Consolidated  Statements  of  Changes in  Shareholders'
Equity for the Years Ended December 31, 2000,  2001 and 2002," and Notes 24, 25,
30 and 31 to our consolidated financial statements.

ITEM 9.   THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

     The principal  trading  market for the preferred  shares is BOVESPA.  As of
December  31,  2002,  TCO had  approximately  2.4 million  common and  preferred shareholders.

     The  preferred  shares began  trading  separately  on the  Brazilian  stock exchanges on September  21, 1998.  The  following  table sets forth the reported high and low closing sale prices for our preferred  shares of TCO on BOVESPA for the periods indicated.

                                                             NOMINAL REAIS PER
                                                          1,000 PREFERRED SHARES
                                                          ----------------------
                                                             LOW         HIGH
                                                          ----------   ---------
     1998
        ANNUAL (BEGINNING IN SEPTEMBER 21, 1998)..........  0.269       1.229
     1999
        ANNUAL............................................  1.083       3.880
     2000
        ANNUAL............................................  3.017       8.283
     2001
        ANNUAL............................................  3.083       8.492
        First quarter.....................................  5.370       8.492
        Second quarter....................................  4.896       6.899
        Third Quarter.....................................  3.083       6.517
        Fourth Quarter....................................  4.181       5.655
     2002.................................................
        First Quarter.....................................  4.012       5.328
        Second Quarter....................................  3.376       4.781
        Third Quarter.....................................  2.288       3.961
        Fourth Quarter....................................  2.764       4.751
     LAST SIX MONTHS
        December 2002.....................................  4.140       4.751
        January 2003......................................  4.430       5.460
        February 2003.....................................  3.900       4.850
        March 2003........................................  4.310       5.730
        April 2003........................................  5.190       5.900
        May 2003..........................................  5.290       5.900
        June 2003 (Until June 20, 2003)...................  5.400       5.800

     In the United States,  the preferred  shares trade in the form of ADSs each representing  3,000  preferred  shares,  issued  by The  Bank  of New  York,  as
Depositary  pursuant to a Deposit  Agreement  among TCO, the  Depositary and the registered  holders and  beneficial  owners from time to time of ADRs.  The ADSs commenced  trading  separately on the NYSE on November 16, 1998 under the symbol
TRO. As of December 31, 2001 there were  approximately  150 registered owners of
ADSs and approximately  50.86 million outstanding ADRs. The following table sets forth the  reported  high and low closing  sales prices for the ADSs on the NYSE for the period indicated.

                                                          U.S. DOLLARS PER ADS
                                                          --------------------
                                                           LOW           HIGH
                                                          --------------------
1998
   ANNUAL (BEGINNING IN NOVEMBER 16, 1998).............   2.000         5.937
1999
   ANNUAL..............................................   2.375         7.063
2000
   ANNUAL..............................................   5.000         7.063
2001
   ANNUAL..............................................   4.280        15.875
   First quarter.......................................   8.000        13.625
   Second quarter......................................   6.850         9.500
   Third Quarter.......................................   4.280         8.570
   Fourth Quarter......................................   4.730         7.250
2002...................................................
   First quarter.......................................   5.400         7.450
   Second quarter......................................   3.850         6.500

                                                          U.S. DOLLARS PER ADS
                                                          --------------------
                                                           LOW           HIGH
                                                          --------------------
   Third Quarter.......................................   2.200         4.460
   Fourth Quarter......................................   2.270         4.240
LAST SIX MONTHS
   December 2002.......................................   3.420         4.240
   January 2003........................................   3.690         4.960
   February 2003.......................................   3.280         4.070
   March 2003..........................................   3.550         5.010
   April 2003..........................................   4.900         5.810
   May 2003............................................   5.260         6.030
   June 2003 (Until June 20, 2003).....................   5.580         6.170

     The common shares and preferred  shares of  Telebrasilia  traded on BOVESPA from May 18, 1998 to July 30, 1999. On August 2, 1999, Telebrasilia shares began trading  on  the  SOCIEDADE  OPERADORA  DO  MERCADO  DE  Ativos,  or  SOMA,  the
over-the-counter  market. On June 7, 2002,  Telebrasilia shares were substituted with shares of TCO due to the merger of Telebrasilia  into TCO. On May 18, 1998,
Telegoias shares began trading on SOMA. The other subsidiaries Telemat,  Telems,
Teleron, Teleacre, NBT, and (as of December 10, 2001) Telegoias are closely held corporations, and their shares do not trade on any stock market.

     TCO held a general extraordinary shareholders meeting on April 26, 2002, in which it  approved  the  merger  of  Telebrasilia  into  TCO and the  consequent transfer of the concession to explore  cellular mobile services  previously held by Telebrasilia.

B. PLAN OF DISTRIBUTION

     Not applicable.

C. MARKETS

TRADING ON THE SAO PAULO STOCK EXCHANGE

     Pursuant to an agreement  reached by Brazil's nine stock  exchanges,  as of
April 2000,  all of Brazil's  stock  markets have been  centralized  in BOVESPA.
Thus,  in 2001,  BOVESPA  accounted  for  100% of the  trading  value of  equity securities on all Brazilian stock exchanges.

     BOVESPA is a non-profit entity owned by its member brokerage firms. Trading on this exchange is limited to member  brokerage  firms and a limited  number of authorized nonmembers.

     Since April 7, 2003,  BOVESPA has open outcry  trading  sessions  each day, from 10:00 a.m.  to 1:00 p.m.  and from 2:00 p.m.  to 4:45 p.m.  Trading is also conducted  from 10:00 a.m. to 5:00 p.m. on an  automated  system on BOVESPA.  On
September 20, 1999,  BOVESPA  launched the  After-Market,  with the objective of expanding business  opportunities and offering investors a more flexible trading schedule.  After-Market  trading  takes  place from 5:45 p.m.  to 7:00 p.m.  All stocks traded during the regular trading session of the day may be traded on the
After-Market. However, only cash market trading via BOVESPA's electronic trading system is allowed.  The maximum  variation  allowed  for stock  prices,  whether positive or negative,  corresponds to 2% in relation to the closing price at the regular trading session.

     In order to better  control  volatility,  BOVESPA  has  adopted a  "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour  whenever its indices fall below the limits of 10%, in relation to the index registered in the previous trading session.

     There  are no  specialists  or market  makers  for our  shares on  BOVESPA.
Trading in securities  listed on the BOVESPA may be effected off the Exchange in certain circumstances, although such trading is very limited.

     Settlement of  transactions is effected three business days after the trade date without adjustment of the purchase price for inflation.  Payment for shares is made through the  facilities  of a separate  clearinghouse,  which  maintains accounts  for member  brokerage  firms.  The seller is  ordinarily  required  to deliver the shares to the  exchange on the second  business  day  following  the trade date. The clearinghouse for BOVESPA is COMPANHIA  BRASILEIRA DE LIQUIDACAO
E CUSTODIA S.A. -- CBLC, which is wholly owned by that Exchange.

     At December  31,  2002,  the  aggregate  market  capitalization  of the 399 companies listed on BOVESPA was approximately  U.S.$123.8 billion.  Although all the outstanding  shares of an exchange-listed  company may trade on BOVESPA,  in most cases  less than half of the  listed  shares  are  actually  available  for trading by the public,  the remainder  being held by small groups of controlling persons that rarely trade their shares. For this reason,  data showing the total market  capitalization  of  BOVESPA  tends to  overstate  the  liquidity  of the
Brazilian equity securities market.

     The Brazilian  equity market is relatively  small and illiquid  compared to major world markets.  In 2002, the combined  monthly  trading volumes on BOVESPA averaged  approximately  U.S.$4.1 billion. In 2002, the ten most actively traded issues represented  approximately 56.51% of the total trading in the cash market on BOVESPA.  Trading on BOVESPA by  nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

REGULATION OF BRAZILIAN SECURITIES MARKETS

     The  Brazilian  securities  markets  are  regulated  by the CVM,  which has authority over stock  exchanges and the  securities  markets  generally,  by the
CONSELHO  MONETARIO  NACIONAL,  or CMN, the National Monetary Counsel and by the
Central Bank, which has, among other powers,  licensing authority over brokerage firms and regulates foreign  investment and foreign exchange  transactions.  The
Brazilian  securities market is governed by Law No. 6,385, as amended,  known as the Brazilian securities law, and by the Brazilian corporate law.

     Law No. 10,303 of December 31, 2001 amended the Brazilian corporate law and the Brazilian securities law.  Consequently,  some major modifications  resulted for the businesses of the publicly traded companies.

     Among the changes,  Law No. 10,303,  along with  Executive  Order No. 8 and
Decree No. 3.995, all dated October 31, 2001,  provided that the CVM was to have the scope of its authority altered and expanded. Additionally, CVM's positioning in the regulatory hierarchy as well as its autonomy were modified.

     The  modifications  include  changes  in  the  proportions  of  common  and preferred  shares,  new rules for the issuance of debentures,  other  parameters governing  the  exercise  of the right of  withdrawal,  duties and powers of the members of the Board of Auditors and the Board of Directors,  and the ability of publicly-traded companies to make publications available over the Internet. Also provided is the  pooling  agreement,  the  so-called  block  voting by which the shareholders  agree  during a prior  meeting on the  direction of the votes that will be cast at the  general  meetings.  The  purpose of this type of vote is to prevent any possible  individual  dissidents or interests from harming corporate interests.

     The CVM,  which is the  agency in  charge of  regulating  the  market,  now handles some functions that were reserved to the Banco Central, for example, the regulation and organization of the futures and commodities markets.

     Under the Brazilian  corporate law, a company is either public, a COMPANHIA
ABERTA,  such as our  company,  or  private,  a  COMPANHIA  FECHADA.  All public companies are registered with the CVM and are subject to reporting requirements.
A  company  registered  with the CVM may have its  securities  traded  either on
BOVESPA  or on the  Brazilian  over-the-counter  market.  The shares of a public company may also be traded privately,  subject to certain limitations.  In order to be  listed  on the  Brazilian  stock  exchanges,  a  company  must  apply for registration with the CVM and the stock exchange.  Once the stock exchange lists a  company  and the CVM  accepts  its  registration  as a  public  company,  its securities may start to be traded.

     Trading in  securities  on BOVESPA  may be  suspended  at the  request of a company in anticipation of a material announcement. Trading in the securities of a particular  company may also be suspended on the  initiative of the BOVESPA or the CVM,  among other  reasons,  due to a belief  that the company has  provided inadequate  information  regarding a material  event or has provided  inadequate responses to inquiries by the CVM or BOVESPA.

     The Brazilian  securities law, Brazilian  corporate law and the regulations issued by the CVM, the CMN and the Central  Bank  provide,  among other  things, disclosure  requirements and restrictions on insider trading, price manipulation and  protection of minority  shareholders.  However,  the  Brazilian  securities markets  are not as  highly  regulated  and  supervised  as the U.S.  securities markets or markets in some other jurisdictions.

D. SELLING SHAREHOLDERS

     Not applicable.

E. DILUTION

     Not applicable.

F. EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following  summarizes  certain  material  provisions of our by-laws and
Brazilian law, the main bodies of regulation governing us. Copies of our by-laws have been filed as exhibits to this annual report on Form 20-F.

REGISTER

     Our amended and restated  by-laws were  registered with the Public Registry of Brazil's  Federal  District,  No.  20030226171 on May 23, 2003, under company number (NIRE) 53.30000.580-0.

OBJECTS AND PURPOSES

     We are a  publicly  traded  company  duly  registered  with  the  Brazilian securities  commission  under No. 17612.  Article 2 of our by-laws provides that our corporate purpose is to:

          o    exercise the control of operating SMP;

          o    promote,  directly  or through  our  subsidiaries  or  controlled companies,  the  expansion  and  implementation  of the  cellular services within our concessions;

          o    promote,  carry out and direct  the  financing  of  capital  from internal and external  sources to be used by us or our controlled companies;

          o    promote and encourage study and research  activities aimed at the development of the telecommunications sector;

          o    perform,  directly or through  our  subsidiaries  and  affiliated companies,  technical  and  consulting  services  in the areas of telecommunications,  Internet,  computers,  finance and  investor relations;

          o    promote,  encourage  and  coordinate,  directly  or  through  our
               subsidiaries  or  affiliated   companies,   the  development  and
               training of  personnel  necessary  to perform  activities  in the telecommunications sector;

          o    import and export goods and services for our  operations  and the operations of our subsidiaries and affiliated companies;

          o    participate in the equity capital of other companies;

          o    execute other activities connected or related to our object;

          o    perform telecommunication services and related activities;

          o    trade  capacity  of  foreign  satellites  in Brazil  and  exploit
               Brazilian   satellite  for   transmission  of   telecommunication
               signals;

          o    perform value added services; and

          o    provide telecommunication  capacity,  connections and services to companies  having  authorization,  permissions  or concessions to provide telecommunication services and to companies which provide value added services.

DIRECTORS

     Among  other  powers,  the  Board of  Directors  has the  power to  approve investments  and  acquisition  of assets,  assume  any  obligation  and  execute contracts not included in the budget for an amount exceeding R$300 million,  the public  issuance of  promissory  notes,  and the  acquisition  of our shares for cancellation or deposit with a custodian.

     Pursuant to Brazilian  corporate  law and our  by-laws,  each member of the
Board of  Directors  must  have at least one  share of our  capital  stock to be elected as a Director. There are no provisions in our by-laws with respect to:

          o    age limits for retirement of directors; and

          o    anti-takeover  mechanisms or other procedures  designed to delay, defer or prevent changes in our control.

     Although  there  are no  provisions  in our  by-laws  with  respect  to the following, they are regulated by Brazilian corporate law and CVM regulations:

          o    a Director's  power to vote on proposals in which the Director is materially interested;

          o    a Director's power to vote  compensation to him or herself in the absence of an independent quorum;

          o    borrowing powers exercisable by the directors; and

          o    disclosure of share ownership.

RIGHTS ATTACHING TO SHARES

     DIVIDEND RIGHTS

     See  "Item 8.  Financial  Information--Consolidated  Statements  and  Other
Financial   Information--Dividend  Policy  and  Dividends,"  and  "--Payment  of
Dividends."

     VOTING RIGHTS

     Each  common  share  entitles  the  holder  to  one  vote  at  meetings  of shareholders.  Our preferred  shares do not entitle the holder to vote except as discussed in our by-laws in Articles 10 and 12. Holders of our preferred  shares are each entitled to attend or to address  meetings of shareholders and to elect members of our Board of Directors  according to Article 141,  fourth  paragraph,
II, and Article 141, fifth paragraph, of Law No. 6,404/76, as amended by Article
8, fourth paragraph of Law No. 10,303/01.

     One of the members of our Board of Auditors and his or her  alternative are elected by majority vote of the holders of our preferred  shares  present at the annual  meeting of  shareholders  at which  members of the Board of Auditors are elected.

     Brazilian  corporate law provides that certain non-voting  shares,  such as our  preferred  shares,  acquire  voting  rights  in the event we fail for three consecutive  fiscal years to pay the  mandatory  minimum  dividend to which such shares are entitled, until such payment is made.

     Our  preferred  shares are entitled to full voting rights in the event that we fail to pay the  mandatory  minimum  dividends to which they are entitled for three consecutive years, and with respect to:

          o    the  approval  of any  long-term  contract  between  us  and  our controlled  subsidiaries,  on the one hand,  and any  controlling shareholder or that shareholder's affiliates and related parties, on the other hand; and

          o    changes/eliminations   of  certain  rights  and   obligations  as
               provided for in our by-laws.

     Any  change in the  preference,  benefits,  conditions  of  redemption  and amortization  of our  preferred  shares,  or the  creation  of a class of shares having  priority or  preference  over our  preferred  shares,  would require the approval  of holders  of a majority  of our  outstanding  preferred  shares at a special  meeting of holders of our  preferred  shares.  Such a meeting  would be called by publication  of a notice in the state  official  gazette and two other
Brazilian  gazettes,  as  determined by the  shareholders,  at least thirty days prior to the meeting, but would not generally require any other form of notice.

     In any  circumstances in which holders of our preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

     MEETING OF SHAREHOLDERS

     According to Brazilian  law,  shareholders  must be previously  convoked in order for a general or extraordinary  shareholders' meeting to be installed. The convocation  must be  published  in the  state  official  gazette  and two other gazettes,  as  determined  by the  shareholders,  at least 15 days  prior to the meeting's scheduled date. If the first meeting is not installed for some reason, the second  convocation  must be published at least eight days before the second meeting date.

     On the first call,  meetings may only be installed with a minimum quorum of one-fourth of the holders of voting shares.  Extraordinary meetings whose object is the  amendment  of the by-laws may only be installed on the first call with a minimum of two-thirds of the voting capital present. In addition, some decisions require  the  approval  of at least  one-half  of the  holders of voting  shares
(qualified quorum).  On a second call, the meetings are installed  regardless of quorum.

     PREEMPTIVE RIGHTS

     Each of our  shareholders  has a general  preemptive right to subscribe for shares in any capital  increase in  proportion  to its  shareholding.  A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right.

     In the event of a capital  increase,  which would  maintain or increase the proportion of capital  represented by our preferred shares,  holders of ADSs, or of our preferred  shares,  would have preemptive rights to subscribe only to our newly issued preferred shares.  In the event of a capital increase,  which would reduce the proportion of capital represented by our preferred shares, holders of
ADSs, or of our preferred  shares,  would have preemptive rights to subscribe to our preferred  shares in proportion  to their  shareholdings,  and to our common shares only to the extent necessary to prevent dilution of their interest.

     RIGHT OF REDEMPTION

     Brazilian  corporate  law provides for the right of  redemption to minority shareholders under certain circumstances.

     The right of a dissenting shareholder to seek redemption arises in case our shareholders  representing more than 50% of the voting shares,  common shares or preferred shares, as applicable, decide to:

          o    change  the  preference  of our  preferred  shares or to create a class of shares having  priority or preference over our preferred shares,  except if such  actions are  expressly  permitted in the by-laws at the time of their adoption by our shareholders;

          o    change the  preference  of our preferred  shares,  any right they carry,  their  amortization or redemption  rights, or to create a class of shares having  priority or preference over our preferred shares;

          o    reduce the mandatory distribution of dividends;

          o    change our corporate purposes;

          o    transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;

          o    approve the  acquisition of another  company,  the price of which exceeds certain limits set forth in Brazilian corporate law;

          o    participate  in  a  group  of  companies,  if  certain  liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01; and

          o    merge  or  consolidate  us  with  another  company,   if  certain
               liquidity  standards  are  not  met  according  to the  Brazilian corporate law as amended by Law No. 10,303/01.

     The right to redemption  lapses 30 days after publication of the minutes of the relevant  shareholders'  meeting or,  whenever the  resolution  requires the approval  of the  holders  of our  preferred  shares by vote  taken in a special meeting of a majority of the  holders of our  preferred  shares  affected by the resolution,  within 30 days from the  publication of the minutes of that special meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

     Unless otherwise provided in our by-laws, which is not the case, shares are redeemable  at their  book  value,  determined  on the basis of the last  annual balance sheet approved by the shareholders.  If the shareholders' meeting giving rise to  redemption  rights  occurs more than 60 days after the date of the last annual balance sheet, a shareholder  may demand that its shares be valued on the basis  of a new  balance  sheet  that  is as of a date  within  60  days of such shareholders' meeting.

     FORM AND TRANSFER

     Our shares are maintained in book-entry form with a transfer  agent,  Banco
ABN-AMRO Real S.A.,  and the transfer of our shares is made in  accordance  with the  applicable  provision of Brazilian  corporate  law,  which  provides that a transfer  of shares is effected  by an entry made by the  transfer  agent on its books,  debiting the share account of the seller and crediting the share account of the  purchaser  against  presentation  of a  written  order of the  seller or judicial  authorization or order in an appropriate document which remains in the possession of the transfer agent. Our preferred  shares  underlying our ADSs are registered  on the  transfer  agent's  records  in  the  name  of the  Brazilian depositary.

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

     BOVESPA  operates  a central  clearing  system.  A holder of our shares may choose, at its discretion,  to participate in this system. All shares elected to be put into the system will be  deposited  in custody  with the  relevant  stock exchange  through a  Brazilian  institution  duly  authorized  to operate by the
Central Bank of Brazil and having a clearing  account  with the  relevant  stock exchange.  The fact that such  shares are subject to custody  with the  relevant stock exchange will be reflected in our register of shareholders.

C. MATERIAL CONTRACTS

CREDIT AGREEMENTS WITH BANCO NACIONAL DE  DESENVOLVIMENTO  ECONOMICO E SOCIAL -
BNDES

     CREDIT AGREEMENTS  between BNDES and Financing Agents and TCO and Operators for the financing of projects.

     SCOPE

     The  agreements  were  entered  into to finance the  expansion  of the TDMA network in Area 7 and to implement  and expand the TDMA network in Area 8. BNDES provided  all of the funds for the  financing  although  some of the funds  were passed through the Financing Agents (BBA, Santander,  ABC and BCN for Area 7 and
Unibanco, BBA, Banco do Brasil, Santander and Banco Sudameris for Area 8 - NBT).
On December 31, 2002 the outstanding balance was R$225.376 million.

     COVENANTS

     The   agreements   entered  into  with  BNDES  and  the  Financing   Agents
(pass-through lenders) include restrictive covenants.  On December 31, 2002, TCO was not in default of its contractual  obligations set out in the agreements.  A description of the covenants is set forth below:

     (A) TCO COVENANTS

"MAINTAIN,  WHILE THE ON-LENDING AGREEMENT IS IN EFFECT, THE FOLLOWING FINANCIAL
RATIOS,  UTILIZING THE SEMIANNUAL  AND ANNUAL  FINANCIAL  STATEMENTS  AUDITED BY
EXTERNAL AUDITORS THAT ARE REGISTERED WITH THE COMISSAO DE VALORES MOBILIARIOS -
CVM:  1)  CAPITALIZATION  RATIO  (SE/TA - FINANCIAL  APPLICATIONS):  EQUAL TO OR
GREATER THAN 40% (FORTY PERCENT);  2) CURRENT LIQUIDITY RATIO (CA/CL):  EQUAL TO
OR GREATER  THAN 1.1.  (ONE AND ONE TENTH);  3) DEBT  COVERAGE  RATIO  [(LAJDA +
FINANCIAL  APPLICATIONS) / (SHORT TERM DEBT + NET FINANCIAL EXPESES)]:  EQUAL TO
OR GREATER THAN 1.3 (ONE AND THREE TENTHS); 4) EBITDA MARGIN RATIO (EBITDA / NET
OPERATING  REVENUE):  EQUAL TO OR GREATER THAN 28% (TWENTY EIGHT PERCENT) IN THE
YEARS 2001 THROUGH 2003, EQUAL TO OR GREATER THAN 30% (THIRTY PERCENT) FROM 2004
UNTIL THE FINAL  PAYMENT OF ALL  OUTSTANDING  OBLIGATIONS  UNDER THE  ON-LENDING
AGREEMENT;  5) EBITDA MARGIN RATIO  EXCLUDING  CELLULAR  EQUIPMENT SALES (EBITDA
EXCLUDING  CELLULAR  EQUIPMENT SALES / NET OPERATING REVENUE EXCLUDING  CELLULAR
EQUIPMENT SALES):  EQUAL TO OR GREATER THAN 35% (THIRTY FIVE PERCENT);  6) TOTAL
DEBT  DIVIDED  BY EBITDA  RATIO(TOTAL  DEBT /  EBITDA):  LESS THAN OR EQUAL TO 4
(FOUR).

     CA = CURRENT ASSETS

     CL = CURRENT LIABILITIES

     SE = SHAREHOLDERS' EQUITY

     TA = TOTAL ASSETS

     FINANCIAL  APPLICATIONS = CASH + SHORT TERM FINANCIAL  APPLICATIONS  AND/OR
IMMEDIATE LIQUIDITY FROM FINANCIAL INSTITUTIONS.

     LAJDA =  EBITDA  FOR THE LAST  FOUR (4)  QUARTERS  -  (INCOME  TAX + SOCIAL
CONTRIBUTION TAXES OVER PROFITS FOR THE LAST FOUR (4) QUARTERS).

     NET OPERATING REVENUE FOR THE LAST FOUR (4) QUARTERS.

     NET  FINANCIAL   EXPENSE,   EXCLUDING  THE  CALCULATION  OF  INTEREST  OVER
SHAREHOLDERS' EQUITY = FINANCIAL EXPENSE AS SET OUT IN THE BALANCE SHEET FOR THE
LAST 4 (FOUR) QUARTERS (INCLUDING MONETARY VARIATIONS,  CPMF, INTEREST,  ETC.) -
FINANCIAL INCOME AS SET OUT IN THE BALANCE SHEET FOR THE LAST 4 (FOUR) QUARTERS.

ADJUST, IN THE EVENT THE ACQUISITION OF A MATERIAL SHARE  PARTICIPATION,  DIRECT
OR INDIRECT, IN A BAND A TELEPHONY COMPANY IS ANNOUNCED, AS A "RELEVANT FACT" IN
THE MAIN NATIONAL  COMMUNICATIONS  VEHICLES,  THE FINANCIAL RATIO REFERRED TO IN
CLAUSE 13, ITEM V "I", THAT WILL BE IN EFFECT IN  ACCORDANCE  WITH THE FOLLOWING
CAPITALIZATION  RATIOS:  1) EQUAL TO OR GREATER THAN 33% (THIRTY THREE PERCENT),
ON JUNE 30  (THIRTY),  2002;  2)  EQUAL TO OR  GREATER  THAN  35%  (THIRTY  FIVE
PERCENT),  ON DECEMBER 31 (THIRTY  ONE),  2002;  3) EQUAL TO OR GREATER THAN 35%
(THIRTY FIVE  PERCENT),  ON JUNE 30 (THIRTY),  2003; 4) EQUAL TO OR GREATER THAN
40% (FORTY  PERCENT),  FROM JUNE 30 (THIRTY),  2003;  OBTAIN IN THE EVENT OF THE
ACQUISITION OF THE SHARE PARTICIPATION REFERENCED IN CLAUSE 13, ITEM "F", WITHIN
A MAXIMUM  PERIOD OF 6 (SIX) MONTHS FROM THE DATE OF THE  ACQUISITION,  A RATING
EQUIVALENT  TO AN INVESTMENT  GRADE RATING FROM  MOODY'S,  FITCH OR STANDARD AND
POORS."

     We note, in addition, that the agreement entered into with BNDES is subject to  the  "Terms  Applicable  to  Agreements  with  BNDES",  approved  by  BNDES'
Management Resolution No. 665/87, as modified.

     (B) BENEFICIARY'S (NBT) COVENANTS

"MAINTAIN,  WHILE THE ON-LENDING AGREEMENT IS IN EFFECT, THE FOLLOWING FINANCIAL
RATIOS,  UTILIZING THE SEMIANNUAL  AND ANNUAL  FINANCIAL  STATEMENTS  AUDITED BY
EXTERNAL AUDITORS THAT ARE REGISTERED WITH THE COMISSAO DE VALORES MOBILIARIOS -
CVM: 1)  CAPITALIZATION  RATIO (SE/TA - INTERCOMPANY - FINANCIAL  APPLICATIONS):
EQUAL TO OR  GREATER  THAN 40%  (FORTY  PERCENT);  2)  CURRENT  LIQUIDITY  RATIO
(CA/CL):  EQUAL TO OR GREATER  THAN 1.1.  (ONE AND ONE  TENTH) TO BE  CALCULATED
COMMENCING  ON DECEMBER  OF 2002;  3) EBITDA  MARGIN  RATIO  EXCLUDING  CELLULAR
EQUIPMENT  SALES  (EBITDA  EXCLUDING  CELLULAR  EQUIPMENT  SALES / NET OPERATING
REVENUE  EXCLUDING  CELLULAR  EQUIPMENT  SALES):  EQUAL TO OR  GREATER  THAN 30%
(THIRTY  PERCENT)  FROM  DECEMBER  OF 2002  THROUGH  JUNE 2003,  AND EQUAL TO OR
GREATER  THAN 35%  (THIRTY  FIVE  PERCENT)  FROM  DECEMBER  2004 UNTIL THE FINAL
PAYMENT OF ALL OUTSTANDING OBLIGATIONS UNDER THE ON-LENDING AGREEMENT.

     CA = CURRENT ASSETS

     CL = CURRENT LIABILITIES

     EBITDA AND NET OPERATING REVENUE FOR THE LAST FOUR (4) QUARTERS.

     INTERCOMPANY  -  INDEBTEDNESS  WITH THE  GUARANTOR  AND WITH THE  COMPANIES
CONTROLLED BY THE GUARANTOR.

     FINANCIAL  APPLICATIONS = CASH + SHORT TERM FINANCIAL  APPLICATIONS  AND/OR
IMMEDIATE LIQUIDITY FROM FINANCIAL INSTITUTIONS.

     SE = SHAREHOLDERS' EQUITY

     TA = TOTAL ASSETS"

CREDIT AGREEMENTS WITH EXPORT DEVELOPMENT CANADA

     CREDIT  AGREEMENTS  entered  into and  between  TCO and Export  Development
Canada on November 22, 1999 and December 14, 2001.

     SCOPE

     The agreements provide financing to assist in the purchase of certain goods and services from Nortel Network regarding the  implementation  and extension of our TDMA network.  The total amount of the two contracts is U.S.$68 million.  At
December 31, 2002, we have R$163,357 million in financing outstanding.

     TCO COVENANTS

     The agreements include restrictive covenants. On December 31, 2002, TCO was not in default  of its  contractual  obligations  set out in the  agreements.  A description of the covenants is set forth below:

          o    TCO  shall  not  make  any   Investments   other  than  Permitted
               Investments1;

          o    the Consolidated Cash Flow Coverage Ratio2 on the last day of any
               Fiscal  Quarter  beginning  December  31,  2001 to and  excluding
               September  30,  2003  shall  not be less  than  1.00 to 1.00  and thereafter not less than 1.25 to 1.00;

          o    the Consolidated Leverage Ratio3 shall at all times be no greater than 1.5 to 1.0; and

          o    the Consolidated  Debt4 to EBITDA5 for the immediately  preceding two Fiscal Quarters multiplied by two (2) shall not exceed 2.5 to
               1.0.

     DEFINITIONS OF CERTAIN TERMS

     1. "PERMITTED INVESTMENTS" means (i) any investments in any Cash Equivalent and (ii)  commercial  paper  (having a term not  exceeding  364 days)  issued by
Splice do Brasil  Telecomunicacoes e Eletronica S.A. and (iii) debentures issued by Fixcel S.A. and (iv)  obligations  of the  Guarantors  to third parties which have been  assumed by Splice do Brasil  Telecomunicacoes  e  Eletronica  S.A. or
Fixcel S.A. or BID S.A., for which the Guarantors remain liable as a result of a non payment by Splice do Brasil  Telecomunicacoes  e  Eletronica  S.A. or Fixcel
S.A. or BID S.A.,  provided that in no event shall (a) the obligations of Splice do Brasil  Telecomunicacoes  e Eletronica S.A., Fixcel S.A., and BID S.A. to the
Guarantors  including  without  limitation those set out in (ii), (iii) and (iv)
exceed a total  amount of principal  of 660 million  Reais plus  interest at any time until and including June 27, 2003 and of 190 million Reais plus interest at any time after June 27, 2003 until and including August 8, 2003 and (b) any such exposure under (ii), (iii) and (iv) shall be reduced to zero on or before August
8, 2003, which date shall not be further extended;

     2.  "CONSOLIDATED  CASH FLOW COVERAGE  RATIO" means, as of the close of any
Fiscal  Quarter,  the ratio  computed  for the period  comprised of the four (4)
consecutive  Fiscal Quarters  ending on the  computation  date, of (a) EBIDA for such period TO (b) the amount equal to the sum of: (i) Consolidated Net Interest
Expense for such period; PLUS (ii) all Dividends for such period; plus (iii) the aggregate principal installments due during the next four fiscal quarters of (A)
the  Loan;  and (B) all  other  Indebtedness  of the  Guarantors  (less any Cash
Equivalent as of the  computation  date)  (provided that the sum of (A) plus (B)
less any Cash  Equivalent  shall  never be less than zero for  purposes  of this definition);

     3.  "CONSOLIDATED  LEVERAGE  RATIO" means the ratio of  Consolidated  Total
Liabilities (less Cash Equivalents) to Consolidated Total Equity;

     4.  "CONSOLIDATED  DEBT"  means,  at any  time,  the  aggregate  amount  of
Indebtedness of the Guarantors on a consolidated  basis  regardless of when such obligations must be paid or satisfied, determined after eliminating intercompany transactions less any Cash Equivalents;

     5. "EBITDA"  means,  for the  Guarantors for any period,  Consolidated  Net
Income (before extraordinary or other non-recurring items) for such period PLUS,
(a) to the extent deducted in determining Net Income for such period, the sum of
(i) Consolidated Net Interest Expense;  (ii) Consolidated Tax Expense; and (iii)
depreciation,  amortization and other non-cash  charges;  MINUS (b) the gain (or
PLUS the loss) on monetary  correction to the extent  reflected in  Consolidated
Net Income for such period.

MIGRATION TO SMP

     On  February 3, 2003,  TCO entered  into an  authorization  agreement  with
Anatel, acting as a representative of the Brazilian government, which enables it to provide  personal  cellular  services (SMP) in the area  corresponding to the
Brazil's Federal District.  The authorization  replaces the concession agreement entered into with Anatel on November 4, 1997,  and authorizes TCO to provide SMP services  until July 24,  2006.  It may be  renewed  for an  additional  term of fifteen years upon payment of 2% of TCO's net revenues from usage charges in the region  described  above in the year prior to the year when  payment is due, and
every  two  years  during  the  extension   period.  In  consideration  for  the
authorization,  TCO was required to pay R$9.0 thousand.  The  authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On February 3, 2003, Telegoias entered into an authorization agreement with
Anatel, acting as a representative of the Brazilian government, which enables it to provide  personal  cellular  services (SMP) in the area  corresponding to the
states  of  Goias  and   Tocantins,   with  the   exception  of  the   following
municipalities:  Buriti  Alegre,  Cachoeira  Dourada,  Inaciolandia,  Itumbiara,
Paranaiguara and Sao Simao. The authorization  replaces the concession agreement entered  into with Anatel on  November  4, 1997,  and  authorizes  Telegoias  to provide SMP services until October 29, 2008. It may be renewed for an additional term of fifteen years upon payment of 2% of  Telegoias'  net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension  period.  In consideration  for
the   authorization,   Telegoias  was  required  to  pay  R$9.0  thousand.   The
authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On February 3, 2003,  Telems entered into an  authorization  agreement with
Anatel, acting as a representative of the Brazilian government, which enables it to provide  personal  cellular  services (SMP) in the area  corresponding to the state  of  Mato  Grosso  do Sul,  with  the  exception  of the  municipality  of
Paranaiba. The authorization replaces the concession agreement entered into with
Anatel on November 4, 1997, and authorizes  Telems to provide SMP services until
September 28, 2009.  It may be renewed for an  additional  term of fifteen years upon  payment of 2% of Telems'  net  revenues  from usage  charges in the region described above in the year prior to the year when payment is due, and every two years during the  extension  period.  In  consideration  for the  authorization,
Telems  was  required  to pay  R$9.0  thousand.  The  authorization  is a  legal requirement  for  providing  telecommunication  services  in the region  covered thereby.

     On February 3, 2003,  Telemat entered into an authorization  agreement with
Anatel, acting as a representative of the Brazilian government, which enables it to provide  personal  cellular  services (SMP) in the area  corresponding to the state of Mato  Grosso.  The  authorization  replaces  the  concession  agreement entered into with Anatel on November 4, 1997, and authorizes  Telemat to provide
SMP services  until March 30, 2009. It may be renewed for an additional  term of fifteen years upon payment of 2% of Telemat's net revenues from usage charges in the region  described  above in the year prior to the year when  payment is due, and every two years  during  the  extension  period.  In  consideration  for the authorization,  Telemat was required to pay R$9.0 thousand. The authorization is a legal  requirement  for  providing  telecommunication  services  in the region covered thereby.

     On February 3, 2003,  Teleron entered into an authorization  agreement with
Anatel, acting as a representative of the Brazilian government, which enables it to provide  personal  cellular  services (SMP) in the area  corresponding to the state of Rondonia.  The authorization  replaces the concession agreement entered into with  Anatel on  November 4, 1997,  and  authorizes  Teleron to provide SMP services  until July 21,  2009.  It may be  renewed  for an  additional  term of fifteen years upon payment of 2% of Teleron's net revenues from usage charges in the region  described  above in the year prior to the year when  payment is due, and every two years  during  the  extension  period.  In  consideration  for the authorization,  Teleron was required to pay R$9.0 thousand. The authorization is a legal  requirement  for  providing  telecommunication  services  in the region covered thereby.

     On February 3, 2003, Teleacre entered into an authorization  agreement with
Anatel, acting as a representative of the Brazilian government, which enables it to provide  personal  cellular  services (SMP) in the area  corresponding to the state of Acre. The authorization  replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Teleacre to provide SMP services until July 15, 2009. It may be renewed for an  additional  term of fifteen years upon payment of 2% of  Teleacre's  net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the  extension  period.  In  consideration  for the  authorization,
Teleacre  was  required  to pay R$9.0  thousand.  The  authorization  is a legal requirement  for  providing  telecommunication  services  in the region  covered thereby.

     On  February 3, 2003,  NBT entered  into an  authorization  agreement  with
Anatel, acting as a representative of the Brazilian government, which enables it to provide  personal  cellular  services (SMP) in the area  corresponding to the states of Amazonas,  Roraima, Amapa, Para e Maranhao. The authorization replaces the  concession  agreement  entered into with Anatel on November  27, 1998,  and authorizes  NBT to provide SMP  services  until  November  29,  2013.  It may be renewed for an additional  term of fifteen years upon payment of 2% of NBT's net revenues from usage charges in the region  described  above in the year prior to the year when payment is due, and every two years during the  extension  period.
In consideration for the authorization,  NBT was required to pay R$9.0 thousand.
The  authorization  is  a  legal  requirement  for  providing  telecommunication services in the region covered thereby.

D. EXCHANGE CONTROLS

     There are no restrictions on ownership of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

     The right to convert  dividend or interest  payments and proceeds  from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions  under foreign  investment  legislation  which generally requires, among other things, that the relevant investments have been registered with the  Central  Bank and the CVM.  Such  restrictions  on the  remittance  of foreign  capital  abroad may hinder or prevent the  custodian  for our preferred shares  represented  by our ADSs or the  holders of our  preferred  shares  from converting  dividends,  distributions  or the  proceeds  from  any sale of these preferred  shares  into U.S.  dollars and  remitting  the U.S.  dollars  abroad.
Holders  of our ADSs  could be  adversely  affected  by delays in, or refusal to grant any, required  government  approval to convert Brazilian currency payments on the preferred shares underlying our ADS and to remit the proceeds abroad.

     Resolution  No. 1,927 of the  National  Monetary  Council  provides for the issuance  of  depositary  receipts  in  foreign  markets in respect of shares of
Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the
National Monetary Council, known as the Annex V Regulations. The ADS program was approved  under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign  investment  controls,  and holders  of the  ADSs  are  entitled  to  favorable  tax  treatment.  See  "Item
10--Taxation--Brazilian Tax Considerations."

     Under Resolution 2,689 of the CMN,  foreign  investors  registered with the
CVM may buy and sell Brazilian  securities,  including our preferred  shares, on
Brazilian   stock  exchanges   without   obtaining   separate   certificates  of
registration  for each  transaction.  Registration  is  available  to  qualified foreign  investors,  which principally  include foreign financial  institutions,
insurance   companies,   pension  and  investment  funds,   charitable   foreign
institutions and other  institutions that meet certain minimum capital and other
requirements.   Resolution  2,689  also  extends   favorable  tax  treatment  to
registered investors. See "Item 10--Taxation--Brazilian Tax Considerations."

     Pursuant to the  Resolution  2,689 foreign  investors  must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding
the  foreign   investment;   (ii)  complete  the  appropriate  foreign  investor
registration form; (iii) obtain registration as a foreign investor with CVM; and
(iv) register the foreign investment with the Central Bank.

     The  securities  and other  financial  assets  held by a  foreign  investor pursuant  to  Resolution  2,689  must be  registered  or  maintained  in deposit accounts or under the custody of an entity duly  licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In  addition,  the trading of  securities  is
restricted   to   transactions   carried   out  on  the   stock   exchanges   or
over-the-counter markets licensed by the CVM.

REGISTERED CAPITAL

     Amounts  invested in our  preferred  shares by a  non-Brazilian  holder who qualifies under  Resolution 2,689 and obtains  registration  with the CVM, or by the depositary  representing an ADS holder,  are eligible for registration  with the Central Bank. This  registration (the amount so registered is referred to as registered  capital) allows the remittance  outside Brazil of foreign  currency, converted  at  the  commercial  market  rate,  acquired  with  the  proceeds  of distributions  on, and amounts realized  through,  dispositions of our preferred shares.  The registered  capital per preferred share purchased in the form of an
ADS, or purchased in Brazil and deposited with the depositary in exchange for an
ADS,  will  be  equal  to its  purchase  price  (stated  in U.S.  dollars).  The registered  capital per preferred  share  withdrawn upon  cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian  stock exchange on which the most preferred  shares were traded on the day of  withdrawal  or, (ii) if no  preferred  shares were traded on that day,  the  average  price on the  Brazilian  stock  exchange  on which  the most preferred  shares  were  traded  in the  fifteen  trading  sessions  immediately preceding such withdrawal.  The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

     A  non-Brazilian  holder  of  preferred  shares  may  experience  delays in effecting Central Bank registration,  which may delay remittances  abroad.  This delay  may  adversely  affect  the  amount  in  U.S.  dollars,  received  by the non-Brazilian holder.

     A certificate of registration has been issued in the name of the depositary with  respect to the ADSs and is  maintained  by the  custodian on behalf of the depositary.  Pursuant to the certificate of registration,  the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges such ADSs for  preferred  shares,  such holder will be entitled to continue to rely on the depositary's  certificate  of  registration  for five  business  days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank.  Thereafter,  any holder of preferred shares may not be able to convert into foreign  currency and remit  outside  Brazil the proceeds  from the  disposition  of, or  distributions  with  respect  to,  such preferred  shares,  unless  the  holder  is  a  duly  qualified  investor  under
Resolution 2,689 or obtains its own certificate of  registration.  A holder that obtains  a  certificate  of  registration  will be  subject  to  less  favorable
Brazilian tax treatment than a holder of ADSs. See "Item 10--Taxation--Brazilian
Tax Considerations."

     If the holder does not qualify under  Resolution  2,689 by registering with the CVM and the Central Bank and  appointing  a  representative  in Brazil,  the holder will be subject to less  favorable  Brazilian tax treatment than a holder of ADSs.  Regardless of qualification  under Resolution 2,689,  residents in tax havens are subject to less favorable tax treatment than other foreign investors.
See "Item 10--Taxation--Brazilian Tax Considerations."

     Under current  Brazilian  legislation,  the federal  government  may impose temporary  restrictions on remittances of foreign capital abroad in the event of a serious  imbalance or an anticipated  serious imbalance of Brazil's balance of payments.  For  approximately  six months in 1989 and early 1990,  the Brazilian government froze all dividend and capital repatriations held by the Central Bank that  were owed to  foreign  equity  investors,  in order to  conserve  Brazil's
foreign  currency  reserves.   These  amounts  were  subsequently   released  in
accordance with federal  government  directives.  There can be no assurance that the  Brazilian  government  will not  impose  similar  restrictions  on  foreign repatriations  in the  future.  See "Item  3--Risk  Factors--Risks  Relating  to
Brazil."

E. TAXATION

     THE FOLLOWING  DISCUSSION  CONTAINS A DESCRIPTION OF THE MATERIAL BRAZILIAN
AND UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND
DISPOSITION OF PREFERRED SHARES OR ADSS BY A HOLDER,  ALSO CALLED A U.S. HOLDER,
THAT IS FOR U.S. FEDERAL INCOME TAX PURPOSES A CITIZEN OR RESIDENT OF THE UNITED
STATES OF AMERICA,  A  CORPORATION,  OR OTHER ENTITY  TAXABLE AS A  CORPORATION,
CREATED OR ORGANIZED IN OR UNDER THE LAWS OF THE UNITED STATES OF AMERICA OR ANY
STATE THEREOF,  AN ESTATE THE INCOME OF WHICH IS SUBJECT TO U.S.  FEDERAL INCOME
TAXATION  REGARDLESS  OF ITS SOURCE,  OR A TRUST,  IF A COURT  WITHIN THE UNITED
STATES  OF  AMERICA  IS  ABLE  TO   EXERCISE   PRIMARY   SUPERVISION   OVER  THE
ADMINISTRATION  OF THE TRUST AND ONE OR MORE U.S.  PERSONS HAVE THE AUTHORITY TO
CONTROL ALL SUBSTANTIAL DECISIONS OF THE TRUST.

     This description does not purport to be a comprehensive  description of all of the tax  considerations  that may be  relevant  to any  particular  investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors.  In  particular,  this summary deals only with U.S.  holders that will hold preferred  shares or ADSs as capital assets and does not apply to certain  classes of U.S.  holders,  such as holders of 10% or more of our voting shares, financial institutions,  tax-exempt organizations,  insurance companies, dealers in securities or currencies, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market  basis, persons holding preferred shares or ADSs as part of a "straddle," "hedging  transaction"
or "conversion transaction," and persons that have a "functional currency" other than the U.S. dollar.

     This  summary is based upon tax laws of Brazil and the United  States as in effect on the date of this annual report, which are subject to change,  possibly with retroactive  effect, and to differing  interpretations.  You should consult your  own  tax  advisors  as to  the  Brazilian,  United  States  or  other  tax consequences of the purchase,  ownership and disposition of preferred  shares or
ADSs, including, in particular,  the effect of any non-U.S.,  state or local tax laws.

     Although  there is  presently no income tax treaty  between  Brazil and the
United States,  the tax  authorities  of the two countries have had  discussions that may culminate in such a treaty. No assurance can be given,  however,  as to whether or when a treaty  will  enter into force or how it will  affect the U.S.
holders of preferred shares or ADSs.

BRAZILIAN TAX CONSIDERATIONS

     The following  discussion  mainly  summarizes  the principal  Brazilian tax consequences of the  acquisition,  ownership and disposition of preferred shares or ADSs by a U.S.  holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a "U.S.  holder").  This discussion does not address all the Brazilian tax  considerations  that  may be  applicable  to any  particular  non-Brazilian holder, and each  non-Brazilian  holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

     TAXATION OF DIVIDENDS

     Dividends paid by us in cash or in kind from profits  generated on or after
January 1, 1996 (i) to the depositary in respect of preferred shares  underlying
ADSs or (ii) to a U.S.  holder or  non-Brazilian  holder in respect of preferred shares will  generally  not be subject to Brazilian  withholding  tax. We do not have any undistributed profits generated before January 1, 1996.

     DISTRIBUTIONS OF INTEREST ON CAPITAL

     Brazilian  corporations may make payments to shareholders  characterized as interest on capital as an alternative form of making dividend distributions. The rate of interest  may not be higher than the  Brazilian  government's  long-term interest  rate, or the TJLP, as determined by the Central Bank from time to time
(11% per annum for the three-month  period  beginning  January 2003).  The total amount  distributed as interest on capital may not exceed the greater of (i) 50%
of net income  (before  taking the  distribution  and any  deductions for income taxes into account) for the year in respect of which the payment is made or (ii)
50% of retained  earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company's Board of Directors.

     Distributions  of interest on capital paid to Brazilian  and  non-Brazilian holders of preferred shares,  including payments to the depositary in respect of preferred shares  underlying ADSs, are deductible by us for Brazilian  corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction  (I.E., a country that does not impose any income tax or that  imposes  tax at a rate of less than 20%) the rate will be 25%.

     No assurance  can be given that our Board of Directors  will not  recommend that  future  distributions  of  profits  will be made by means of  interest  on capital instead of by means of dividends.

     Amounts paid as interest on capital (net of applicable withholding tax) may be  treated  as  payments  in  respect  of the  dividends  we are  obligated  to distribute to our  shareholders in accordance with our Charter and the Brazilian corporate law.  Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying  ADSs,  may be converted  into U.S.  dollars and remitted  outside of
Brazil, subject to applicable exchange controls.

     TAXATION OF GAINS

     Gains realized outside Brazil by a U.S. holder or  non-Brazilian  holder on the  disposition  of  ADSs  or  preferred  shares  to  another  U.S.  holder  or non-Brazilian holder are not subject to Brazilian tax.

     Gains realized by U.S. holders or  non-Brazilian  holder on dispositions of preferred  shares in Brazil or in transactions  with Brazilian  residents may be free  of  Brazilian  tax,  taxed  at a rate  of 20% or  taxed  at a rate of 15%, depending on the circumstances.

     Gains on the disposition of preferred shares obtained upon  cancellation of
ADSs are not taxed in Brazil if the  disposition  is made and the  proceeds  are remitted  abroad  within  five  business  days  after  cancellation,  unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven.

     Gains realized  through  transactions  with Brazilian  residents or through transactions  in Brazil  off of the  Brazilian  stock  exchanges  are  generally subject to tax at a rate of 15%.

     Gains  realized  through  transactions  on Brazilian  stock  exchanges  are generally  subject to tax at a rate of 20%,  unless the  investor is entitled to tax-free  treatment for the transaction  under  Resolution 2,689 of the National
Monetary Council Regulations, described immediately below.

     Resolution  2,689,  which as of March  31,  2000  superseded  the  Annex IV
Regulations that previously provided tax benefits to foreign investors,  extends favorable tax treatment to a U.S.  holder or  non-Brazilian  holder of preferred shares  who has (i)  appointed  a  representative  in Brazil  with power to take action  relating to the  investment in preferred  shares,  (ii)  registered as a foreign  investor with the CVM and (iii)  registered its investment in preferred shares with the Central Bank.  Under Resolution 2,689 securities held by foreign investors must be maintained  under the custody of, or in deposit accounts with, financial  institutions  duly  authorized  by the  Central  Bank and the CVM. In addition,  the trading of  securities is restricted  under  Resolution  2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets.
Investors  previously  holding  preferred  shares under the Annex IV Regulations were required to bring their  investments  into conformity with Resolution 2,689 by June 30, 2000. The preferential treatment generally afforded under Resolution
2,689 and  afforded to  investors  in ADSs is not  available to residents of tax havens.

     There can be no assurance that the current preferential  treatment for U.S.
holders and  non-Brazilian  holders of ADSs and U.S.  holders and  non-Brazilian holders of preferred shares under Resolution 2,689 will be maintained.

     Gain on the  disposition of preferred  shares is measured by the difference between the amount in  Brazilian  currency  realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation.  The acquisition  cost of shares  registered as an investment  with the  Central  Bank is  calculated  on the basis of the  foreign currency amount registered with the Central Bank. See "--Registered Capital."

     Under  current  law,  the tax rate for  transactions  on a Brazilian  stock exchange is 20% for transactions occurring on or after January 1, 2002. Brazil's tax  treaties  do not grant  relief  from  taxes on gains  realized  on sales or exchanges of preferred shares.

     Gains  realized  by  a  U.S.  holder  and  non-Brazilian  holder  upon  the redemption of preferred  shares will be treated as gains from the disposition of such preferred shares to a Brazilian  resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

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

     The deposit of preferred  shares in exchange for the ADSs is not subject to
Brazilian  income tax if the  preferred  shares we registered  under  Resolution
2,689  and the  respective  holder is not in a tax  haven  jurisdiction.  If the preferred  shares  are  not  so  registered  or  the  holder  is in a tax  haven jurisdiction,  the  deposit  of  preferred  shares in  exchange  for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

     The  withdrawal of preferred  shares in exchange for ADSs is not subject to
Brazilian tax. On receipt of the underlying  preferred  shares, a U.S. holder or non-Brazilian  holder  entitled  to  benefits  under  Resolution  2,689  will be entitled to register the U.S.  dollar value of such shares with the Central Bank
as  described  above,  under  "--Registered   Capital."  If  a  U.S.  holder  or
non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment  described  above in respect of exchanges of preferred shares.

     OTHER BRAZILIAN TAXES

     There are no Brazilian inheritance,  gift or succession taxes applicable to the  ownership,  transfer  or  disposition  of  preferred  shares  or  ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances  bestowed by individuals or entities not resident or  domiciled  in Brazil or in the  relevant  state to  individuals  or entities that are resident or domiciled  within this state in Brazil.  There are no Brazilian stamp, issue,  registration,  or similar taxes or duties payable by holders of preferred shares or ADSs.

     A financial  transaction tax, or the IOF tax may be imposed on a variety of transactions,  including  the  conversion  of  Brazilian  currency  into foreign currency (E.G., for purposes of paying dividends and interest). The IOF tax rate on such  conversions  is currently 0%, but the minister of finance has the legal power to increase the rate to a maximum of 25%. Any increase  will be applicable only prospectively.

     The IOF may also be levied on  transactions  involving bonds or securities, or  IOF/Titulos,  even if the  transactions  are  effected on  Brazilian  stock, futures or commodities  exchanges.  The rate of the IOF/Titulos  with respect to preferred shares and ADSs is currently 0%. The minister of finance, however, has the legal power to  increase  the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor's holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.

     In addition  to the IOF tax, a second,  temporary  tax that  applies to the removal of funds from accounts at banks and other financial institutions, or the
CPMF tax, will be imposed on  distributions in respect of ADSs at the time these distributions  are  converted  into  U.S.  dollars  and  remitted  abroad by the
Custodian.  The CPMF tax was to  expire in June  2002,  but was  extended  until
December 31, 2004.  It is currently  imposed at a rate of 0.38%.  This rate will continue until December 31, 2003. After that date, the rate will be decreased to
0.08% beginning on January 1, 2004. From July 13, 2002,  transactions  conducted through the Brazilian  stock exchanges in current  accounts  specified for stock exchange transactions are exempt from the CPMF tax.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a description of the material United States federal income tax consequences of the ownership and disposition of our preferred shares or our
ADSs by U.S.  Holders,  as defined below.  This summary is based on the Internal
Revenue Code of 1986,  as amended  (referred  to herein as the  "Code"),  final, temporary and proposed Treasury regulations,  administrative  pronouncements and judicial  interpretations  thereof, all of which are subject to change (possibly with retroactive effect), and to different interpretations.  It is also based in part on representations by the depositary and assumes that each obligation under the Deposit  Agreement and any related agreement will be performed in accordance with its terms.  This discussion  deals only with preferred shares and ADSs held as capital assets.  It does not discuss all of the tax consequences  that may be relevant to a holder in light of the  holder's  particular  circumstances  or to holders  subject  to special  rules,  such as  certain  financial  institutions, insurance  companies,  tax-exempt  entities,  dealers in  securities  or foreign currencies,  partnerships and other pass-through entities,  investors liable for the alternative  minimum tax,  persons who hold preferred shares or ADSs as part of an  integrated  investment  (including  a straddle)  comprised of a preferred share or ADS and one or more other  positions  for tax  purposes,  persons whose functional  currency  is  not  the  U.S.  dollar  or  persons  who  actually  or constructively  own  (directly or  indirectly)  10% or more of our voting stock.
Holders of preferred  shares or ADSs should  consult their own tax advisors with regard  to  the  application  of the  United  States  federal  income  tax  laws
(including  recent changes in such laws) to their particular  situations as well as any tax consequences arising under the laws of any states or local or foreign taxing jurisdiction.

     As used  herein,  the  term  "U.S.  Holder"  means a  beneficial  owner  of preferred shares or ADSs that is, for United States federal income tax purposes,
(1) a citizen or  resident of the United  States,  (2) a  corporation  (or other entity  treated as a corporation  for United States federal income tax purposes)
organized  under the laws of the United States or of any  political  subdivision thereof,  (3) an estate the income of which is subject to United States  federal income taxation  regardless of its source, or (4) a trust (i) if a United States court can exercise primary  supervision over the trust's  administration and one or more  United  States  persons  are  authorized  to  control  all  substantial decisions  of the trust or (ii) the trust has a valid  election in effect  under applicable Treasury regulations to be treated as a United States person.

     In general, for United States federal income tax purposes,  holders of ADRs evidencing ADSs will be treated as the beneficial owners of the preferred shares represented  by those ADSs.  Deposits and  withdrawals  of  preferred  shares in exchange for ADSs will not result in the  realization of gain or loss for United
States federal income tax purposes.

     TAXATION OF DIVIDENDS

     Subject to the  discussion  under  "--Passive  Foreign  Investment  Company
Rules"  below,  distributions  (including  the  amount  of any  Brazilian  taxes withheld  therefrom)  paid in  respect  of our  preferred  shares  or our  ADSs, including  distributions paid in the form of payments of interest on capital for
Brazilian tax purposes,  will constitute foreign source dividends  includible as ordinary  income  for U.S.  federal  income  tax  purposes  to the  extent  such distributions are made from our current or accumulated  earnings and profits, as determined in accordance with U.S. federal income tax principles. To the extent, if any, that the amount of any distribution  exceeds our current and accumulated earnings and profits as so computed,  it will first reduce the U.S. Holder's tax basis in its preferred shares or ADSs to the extent thereof,  and, to the extent in excess of the U.S. Holder's tax basis, will be treated as capital gain.

     The amount of a distribution paid in REAIS will be measured by reference to the spot rate for converting  REAIS into U.S.  dollars in effect on the date the distribution is received by the depositary,  or by a U.S. Holder, in the case of a holder of preferred  shares. If the depositary (or U.S. Holder, in the case of a holder of preferred shares),  does not convert such REAIS into U.S. dollars at the spot rate in effect on the date it receives  them,  it is possible  that the
U.S.  Holder  will  recognize  foreign  currency  loss or gain,  which  would be ordinary  loss or gain,  when the REAIS are  converted  into U.S.  dollars.  The amount of any  distribution  of property other than cash will be the fair market value of such property on the date of  distribution.  Dividends  paid by us will not be eligible for the dividends  received  deduction  allowed to  corporations under the Code.

     Subject to certain  limitations  and  restrictions,  U.S.  Holders  will be entitled to a credit against its United States federal income tax liability,  or a deduction in computing its United States federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined  separately with respect to specific  classes of income.  For this purpose,  dividends paid by us with respect to our preferred shares or ADSs will generally  constitute  "passive income" or, in the case of certain U.S. Holders,
"financial services income." The U.S. Treasury Department has expressed concerns that  parties to whom  depositary  shares such as the ADSs are  released  may be taking actions that are inconsistent with the claiming of foreign tax credits by
U.S.  Holders of such ADSs.  Accordingly,  the analysis of the  creditability of
Brazilian  taxes described above could be affected by future actions that may be taken by the U.S. Treasury.

     TAXATION OF CAPITAL GAINS

     Subject to the  discussion  under  "--Passive  Foreign  Investment  Company
Rules" below, upon a sale or exchange of preferred shares or ADSs, a U.S. Holder will recognize  capital gain or loss for United States  federal income  purposes equal to the  difference,  if any,  between  the amount  realized on the sale or exchange and the U.S.  Holder's  adjusted tax basis in the  preferred  shares or
ADSs.  This  gain or loss  will be  long-term  capital  gain or loss if the U.S.
Holder's  holding  period in the preferred  shares or ADSs exceeds one year. The deductibility  of capital losses is subject to  limitations  under the Code. The gain  or  loss  generally  will  be  treated  as U.S.  source  income  or  loss.
Consequently,  if a  Brazilian  withholding  tax  is  imposed  on  the  sale  or disposition  of  preferred  shares or ADSs,  and a U.S.  Holder does not receive significant  foreign source income from other sources,  such U.S. Holder may not be able to derive effective United States foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred  shares or ADSs, a U.S.  Holder's  amount realized will include  the gross  amount of the  proceeds of such sale or  disposition  before
deduction    of   the    Brazilian    tax.   See   "Item    10--Brazilian    Tax
Considerations--Taxation  of Gains" for a description of when a disposition  may be subject to taxation by Brazil.

     PASSIVE FOREIGN INVESTMENT COMPANY RULES

     We believe  that we will not be  considered a "passive  foreign  investment company," or PFIC,  for United  States  federal  income tax  purposes.  However, because the  determination  of whether the preferred  shares or ADSs  constitute shares of a PFIC will be based upon the  composition  of our income and  assets, and entities in which we hold at least a 25% interest,  from time to time, there can be no assurance that our preferred shares or our ADSs will not be considered shares to be of a PFIC for any taxable  year.  If we were  treated as a PFIC for any taxable year during which a United States  Holder held a preferred  share or
ADS, certain adverse consequences could apply to the U.S. Holder,  including the imposition of higher amounts of tax than would  otherwise apply to a U.S. Holder and additional tax form filing  requirements.  U.S. Holders are urged to consult their tax advisors  regarding the  consequences to them if we were considered to be PFIC as well as the  availability  and  advisability of making an election to avoid the adverse United States federal income tax  consequences  of PFIC status should we be classified as a PFIC for any taxable year.

     JOBS AND GROWTH TAX RELIEF RECONCILIATION ACT OF 2003

     The recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003,
or JGTRRA,  significantly reduced the applicable rates of tax on both "qualified dividends"  paid to individuals by certain  corporations  and on certain capital gains recognized by individuals, effective generally for taxable years beginning after  December  31, 2002 and before  January 1, 2009.  The  discussion  in this section applies only to U.S. Holders who are individuals.

     DIVIDENDS.  Under  JGTRRA,  the maximum tax rate on qualified  dividends is
15%. With respect to dividends paid by a foreign corporation, such dividends are qualified dividends,  and therefore eligible for the lower rates, if the foreign
corporation  is  an  "eligible   foreign   corporation."  An  "eligible  foreign
corporation"  includes  a  foreign  corporation  (i)  that is  eligible  for the benefits  of a  comprehensive  income tax treaty  with the United  States  which satisfies  certain  requirements,  or (ii) whose stock is readily tradable on an established securities market in the United States, provided that the lower rate of tax only applies to  dividends  paid on any class of stock that is so traded.
For purposes of clause (ii) of the preceding sentence,  a share shall be treated as so traded if an ADR  backed by such  share is so  traded.  Dividends  paid on stock of foreign  corporations that are foreign investment  companies,  PFICs or foreign  personal  holding  companies,  either for the taxable year in which the dividend is paid or the immediately  preceding taxable year, will not constitute qualified dividends.

     We  believe  that our  ADSs and the  underlying  preferred  shares  will be treated as readily  tradable on an established  securities  market in the United
States,  and further believe that we are not now, nor do we expect to become,  a foreign investment  company, a foreign personal holding company or, as discussed above, a PFIC.  Accordingly,  dividends paid on the ADSs or underlying preferred shares to U.S.  Holders will  constitute  qualified  dividends  eligible for the reduced rates of tax under JGTRRA.  However,  there can be no assurance that the
ADSs and underlying  preferred shares will continue to be readily tradable on an established  securities  market in the United States.  If the ADSs or underlying preferred  shares  ceased to be so  tradable  and we were not  eligible  for the benefits of an income tax treaty described in the preceding paragraph, dividends on the  shares  that  ceased to be so  tradable  would not be  eligible  for the reduced  rates of tax. As  indicated  above,  there is  presently  no income tax treaty between Brazil and the United States.

     Furthermore,  because  classification  as  a  foreign  investment  company, foreign personal  holding company or PFIC depends  generally on consideration of certain  factors from time to time  (including  the  composition  of our assets, business,  and income and on the nature and shareholdings of our  shareholders), we cannot  provide any  assurance  that we will not become a foreign  investment company,  a foreign personal holding company or a PFIC in the future. If we were so to become or be classified  for a taxable year,  then  dividends  paid on the
ADSs or underlying  preferred shares during such taxable year or the immediately following taxable year would not constitute qualified  dividends,  and therefore would not be eligible  for the reduced  rates of tax,  notwithstanding  that the
ADSs or underlying  preferred  shares may be readily  tradable on an established securities market in the United States.

     With respect to any dividend on the ADSs or underlying preferred shares, if a U.S. Holder does not hold the ADSs or underlying preferred shares unhedged for more than 60 days  during  the  120-day  period  beginning  60 days  before  the ex-dividend  date for such  dividend,  the  dividend  will not  qualify  for the reduced rate of tax. Additionally, a U.S. Holder is not eligible for the reduced rate of tax applicable to otherwise qualified dividends on the ADSs or preferred shares to the extent the U.S. Holder is obligated to make related  payments with respect to positions  (for example,  a short sale) in  substantially  similar or related  property,  or if the U.S.  Holder  elects  to treat  the  dividends  as
"investment   income"  for  purposes  of  the  limitation  on  deductibility  of investment  interest.  Furthermore,  if a U.S.  Holder  receives  any  qualified dividends that constitute  extraordinary  dividends  (within the meaning of Code section  1059(c)) on the ADSs or underlying  preferred  shares,  any loss on the
U.S. Holder's sale or exchange of such shares shall constitute long-term capital loss  to the  extent  of  such  dividends.  Finally,  special  rules  apply  for determining  the foreign tax credit  available to a U.S.  Holder with respect to qualified dividends.

     CAPITAL GAINS.  Under JGTRRA,  the maximum capital gains rate applicable to individuals is reduced to 15% for gains on the sale or other taxable disposition of capital assets held for more than one year.  The reduced  capital gains rates under JGTRRA are generally applicable to gains properly taken into account on or after May 6, 2003.

     INFORMATION REPORTING AND BACKUP WITHHOLDING

     Information  returns  may be filed  with the  Internal  Revenue  Service in connection  with  distributions  on our  preferred  shares  or our  ADSs and the proceeds from their sale or other  disposition.  A U.S. Holder may be subject to
United States backup withholding tax on these payments if such U.S. Holder fails
to  provide  its   taxpayer   identification   number  or  comply  with  certain
certification  procedures  or  otherwise  establish  an  exemption  from  backup withholding.  The  amount of any  backup  withholding  from a payment  to a U.S.
Holder will be allowed as a credit  against  such U.S.  Holder's  United  States federal  income tax  liability  and may  entitle  such U.S.  Holder to a refund, provided  that the  required  information  is timely  furnished  to the Internal
Revenue Service.

F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

G. STATEMENT OF EXPERTS

     Not applicable.

H. DOCUMENTS ON DISPLAY

     We are subject to the information  requirements of the Exchange Act, except that  as a  foreign  issuer,  we are  not  subject  to the  proxy  rules  or the short-swing  profit  disclosure  rules of the Exchange Act. In  accordance  with these statutory  requirements,  we file or furnish reports and other information with the SEC.  Reports and other  information  filed or furnished by us with the
Commission  may be  inspected  and  copied at the  public  reference  facilities maintained by the Commission at Room 1024, 450 Fifth Street,  N.W.,  Washington,
D.C. 20549, and at the Commission's Regional Offices at 233 Broadway,  New York,
New York 10279 and Northwestern  Atrium Center,  500 West Madison Street,  Suite
1400, Chicago,  Illinois 60661-2511.  Copies of such material may be obtained by mail from the Public  Reference  Section of the  Commission,  450 Fifth  Street,
N.W.,  Washington,  D.C. 20549, at prescribed  rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange,  11
Wall Street, New York, New York 10005, on which our ADSs are listed.

     In addition,  the Commission  maintains a website that contains information
filed   electronically,   which   can  be   accessed   over  the   Internet   at
http://www.sec.gov.

     We also file financial  statements and other periodic reports with the CVM.
Copies  of our  annual  report on Form 20-F and  documents  referred  to in this annual report and our by-laws will be available for  inspection  upon request at our offices at SCS,  Quadra 2, Bloco C, 226 7 andar,  70319-900,  Brasilia,  DF,
Brazil.

I. SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are  exposed  to  market  risk from  changes  in both  foreign  currency exchange rates and interest rates. We are exposed to foreign-exchange  rate risk
(only with  regard to its  non-hedged  debt),  because  certain of our costs are denominated in currencies  (primarily the U.S. dollar) other than those in which we earn revenues (primarily the REAL).  Similarly, we are subject to market risk deriving  from  changes  in  interest  rates  which may  affect  the cost of our financing.  Interest  rate risk results from the  possibility  that we may incur losses due to interest rate fluctuations  which raise the balance of liabilities associated  with loans and financing  obtained in the market and their financial expenses.  We have not  entered  into  derivatives  contracts  in order to hedge against this risk. However,  we continuously  monitor interest rates in order to evaluate the possible need for derivative contracts to protect ourselves against the risk of volatility of these rates.

     We do not use  derivative  instruments,  such as foreign  exchange  forward contracts, foreign currency options and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial  instruments for trading purposes,  except for the hedge contracted.  See "Item 5--"Operating
and  Financial  Review  and   Prospects--Foreign   Exchange  and   Interest-Rate
Exposure."

EXCHANGE RATE RISK

     On December 31, 2002,  approximately  R$398.82  million of our indebtedness was  denominated  in U.S.  dollars.  The potential  immediate loss to us on such indebtedness is R$56.83 million, once R$341.98 related to liabilities in foreign exchange are hedged against foreign currency  exposure.  In addition,  if such a change were to be sustained,  our cost of financing would increase in proportion to the change.  However,  due to departures from agreed procedures in connection with the breakup of Telebras for assigning the right to receive  payments  under such indebtedness,  payments on such indebtedness were suspended in 1998 and our managers  have  determined  that,  beginning  in 1999,  R$61.6  million  of such indebtedness will be treated for all purposes as a  real-denominated  liability.
See "Item 5--Operating and Financial Review and Prospects--Foreign  Exchange and
Interest-Rate   Exposure"  and  See  Note  22  to  our  consolidated   financial
statements.

INTEREST RATE RISK

     As of December 31, 2002,  we had  R$627.780  million in loans and financing outstanding,  of which approximately R$206.066 million bore interest at national currency  floating rates  (primarily  TJLP),  R$186.256 bore interest at foreign currency  floating rates (LIBOR and currency basket of BNDES) and R$235.459 bore interest at fixed dollar rates.  We have hedged  81.09% of our foreign  exposure existing as of December 31, 2002 resulting in CDI denominated debts.

     Because we have a positive net financial debt (R$294.3  million at December
31, 2002) and we have invested our excess  liquidity in  short-term  instruments
(R$121.362  million at December 31, 2002) and  debentures  issued by Fixcel S.A.
(R$712.135 million at December 31, 2002) that are based on the CDI flotation,  a hypothetical and  instantaneous  100 basis points increase in the interest rates applicable to financial assets and liabilities on December 31, 2002 would let us earn over one year approximately R$ 1.69 million.

     The above  sensitivity  analysis is based on the  assumption of a 100 basis points increase of the interest rate applicable to each homogeneous  category of financial  assets and  liabilities  and  sustained  over a period of one year. A homogeneous  category is defined  according to the  currency in which  financial assets and  liabilities  are  denominated  and  assumes the same  interest  rate movement within each homogeneous category, such as U.S dollars. As a result, our interest rate risk  sensitivity  model may overstate the impact of interest rate
fluctuations  for  such  financial  instruments,   as  consistently  unfavorable
movements of all interest rates are unlikely.

CREDIT RISK OF THE CONCENTRATION OF EXPOSURE TO FIXCEL

     We are exposed to a credit risk from the  concentration  of our exposure to
Fixcel in the amount of R$712.135  million at December 31, 2002. On July 2, 2002 and August 13, 2002, TCO subscribed to debentures issued by Fixcel,  part of the
Splice Group,  in the amount of R$470 million and R$190  million,  respectively, totaling $660 million.  The return on the debentures is the rate per annum equal to the Interbank Certificate of Deposit - CDI rate, plus 2%. The transfer of the control of TCO to TCP assures the payment of these  debentures,  with maturities on June 27, 2003 and August 8, 2003.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

       Not applicable.
                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14.  MATERIAL  MODIFICATIONS  TO THE RIGHTS OF SECURITY  HOLDERS AND USE OF
          PROCEEDS

         None.

ITEM 15.  CONTROLS AND PROCEDURES

     Within the 90-day  period  prior to the filing of this  report,  we carried out,  under  the  supervision  and with  the  participation  of our  management, including the President and the executive  officer of finance,  an evaluation of the  effectiveness  of the design and operation of our  disclosure  controls and procedures  (as defined in Rule 13a-14(c)  under the Securities  Exchange Act of
1934).  Based  upon and as of the date of that  evaluation,  the  President  and executive  officer of finance  concluded  that the design and operation of these disclosure  controls and  procedures  are  effective.  There were no significant changes in our internal  controls or in other  factors that could  significantly affect these internal controls subsequent to the date of their evaluation.

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

      See  our  consolidated   financial   statements  beginning  on  Page  F-1.

ITEM 19.  EXHIBITS

     Documents filed as exhibits to this annual report:

1.1  Amended  and   Restated   By-laws   (ESTATUTO   SOCIAL)  of  TCO   (English
     translation).

1.2  Amendment to the Charter of TCO  previously  filed with TCO's  registration statement on September 18, 1998 and incorporated herein by reference.

2.1  Deposit Agreement dated as of July 27, 1998 between TCO and The Bank of New
     York,  previously filed with TCO's registration  statement on September 18,
     1998 and incorporated herein by reference.

4.1  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the Brazilian government,  through Anatel, and TCO on February 3, 2003.

4.2  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the  Brazilian  government,  through  Anatel,  and
     Telegoias on February 3, 2003.

4.3  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the  Brazilian  government,  through  Anatel,  and
     Telems on February 3, 2003.

4.4  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the  Brazilian  government,  through  Anatel,  and
     Telemat on February 3, 2003.

4.5  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the  Brazilian  government,  through  Anatel,  and
     Teleron on February 3, 2003.

4.6  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the  Brazilian  government,  through  Anatel,  and
     Teleacre on February 3, 2003.

4.7  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the Brazilian government,  through Anatel, and NBT on February 3, 2003.

4.8  Consent of Ernst & Young Auditores Independentes S.C.

8.1  Significant Subsidiaries.

12.1 Certification  of Chief  Executive  Officer  Pursuant to 18 U.S.C.  Section
     1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2 Certification  of Chief  Financial  Officer  Pursuant to 18 U.S.C.  Section
     1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     There are omitted from the exhibits filed with or incorporated by reference into this annual  report  certain  promissory  notes and other  instruments  and agreements  with  respect  to  long-term  debt of our  company,  none  of  which authorizes  securities in a total amount that exceeds 10% of the total assets of our  company.  We  hereby  agree  to  furnish  to the  Securities  and  Exchange
Commission  copies of any such omitted  promissory notes or other instruments or agreements as the Commission requests.

                                                                         ANNEX A

                      GLOSSARY OF TELECOMMUNICATIONS TERMS

     The following explanations are not intended as technical  definitions,  but to assist the general reader to understand  certain terms as used in this annual report.

     1XRTT (SINGLE  CARRIER  RADIO  TRANSMISSION  TECHNOLOGY):  An advanced data transfer technology, which is the evolution of CDMA.

     AMPS (ADVANCED MOBILE PHONE SYSTEM): A form of analog technology.

     ANALOG: A mode of transmission or switching which is not digital, E.G., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

     ATM  (ASYNCHRONOUS  TRANSFER MODE): A broadband  switching  technology that permits the use of one network for different kinds of information (e.g.,  voice, data and video).

     A BAND SERVICE PROVIDER:  A former Telebras  operating  subsidiary that has been granted a concession to provide cellular  telecommunications  services in a particular area within a radio spectrum frequency range referred to by Anatel as
"A Band."

     B BAND SERVICE PROVIDER:  A cellular service provider that has been granted a concession or an authorization to provide cellular telecommunications services in a particular  area within a radio  spectrum  frequency  range  referred to by
Anatel as "B Band."

     BASE STATION: A radio  transmitter/receiver  that maintains  communications with the  cellular  handsets  within a given cell.  Each base station in turn is
interconnected   with  other  base   stations  and  with  the  public   switched
telecommunication network.

     CELLULAR SERVICE: A cellular  telecommunications  service provided by means of a network of interconnected  low-powered base stations,  each of which covers one small  geographic cell within the total cellular  telecommunications  system service area.

     CDI (CERTIFICADO DE DEPOSITO INTERBANCARIO,  OR BRAZILIAN INTERBANK OFFERED
RATE): A benchmark  Brazilian  interest rate that is disclosed  daily. It is the rate used (a) when banks  borrow  money from other  banks,  and b) in  financial transactions between companies and banks.

     CDMA (CODE DIVISION MULTIPLE ACCESS): A digital technology that divides the frequency spectrum into multiple code ranges.

     COFINS  (CONTRIBUICAO  PARA  FINANCIAMENTO DE SEGURIDADE  SOCIAL): A social contribution tax imposed on gross revenues.

     CPMF   (CONTRIBUICAO   PROVISORIA   SOBRE   MOVIMENTACAO   FINANCEIRA):   A
contribution tax imposed on financial transfers and withdrawals.

     CSLL (CONTRIBUICAO SOCIAL SOBRE O LUCRO LIQUIDO): A social contribution tax imposed on income results.

     DIGITAL:  A mode of  representing a physical  variable such as speech using digits 0 and 1 only.  The digits are  transmitted  in binary form as a series of pulses.  Digital  networks  allow for higher  capacity  and  higher  flexibility through  the  use  of  computer-related  technology  for  the  transmission  and manipulation of calls.  Digital systems offer lower noise  interference  and can incorporate encryption as a protection from external interference.

     EXCHANGE: See Switch.

     FRAME RELAY:  A data  transmission  service using fast  protocols  based on direct use of transmission lines.

     GPRS (GENERAL PACKET RADIO SERVICE):  An advanced data transfer technology, which is a result of the evolution of GSM.

     GSM  (GLOBAL  SYSTEM  FOR  MOBILE   COMMUNICATIONS):   A  form  of  digital
technology.

     ICMS (IMPOSTO SOBRE CIRCULACAO DE MERCADORIAS E SERVICOS):  The value-added tax that Brazilian  states impose on certain revenues from the sale of goods and services, including telecommunication, intermunicipal and interstate commerce.

     IGP-DI (INDICE GERAL DE PRECOS -  DISPONIBILIDADE  INTERNA OR GENERAL PRICE
INDEX - INTERNAL Availability): An inflation index calculated by the FGV.

     IGP-M  (INDICE  GERAL DE PRECOS - MERCADO OR GENERAL PRICE INDEX - MARKET):
An inflation index calculated by the FGV.

     INTERNET:  A  collection  of  interconnected  networks  spanning the entire world,  including university,  corporate,  government and research networks from
around  the  globe.   These   networks  all  use  the  IP  (Internet   Protocol)
communications protocol.

     IP (INTERNET PROTOCOL):  An interconnection  protocol for sub-networks,  in particular for those with different physical characteristics.  It is used by the
Internet.

     ISDN  (INTEGRATED  SERVICES  DIGITAL  NETWORK):  A system in which  several services (E.G., speech and data) may be simultaneously transmitted end-to-end in digital form.

     NETWORK: An interconnected  collection of elements.  In a telecommunication network,  these  consist of  switches  connected  to each other and to  customer equipment.  The  transmission  equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

     NETWORK USAGE CHARGE:  Amount paid per minute  charged by network  carriers for the use of their network by other network carriers. Also known as an "access charge" or "interconnection charge."

     OPTICAL  FIBER:  A   transmission   medium  that  permits   extremely  high
capacities.  It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     PBX (PRIVATE BRANCH  EXCHANGE):  Telecommunication  switchboard for private use, but linked to the national telecommunication network.

     PIS (PROGRAMA DE Integracao  SOCIAL): A social  contribution tax imposed on gross revenues.

     PRIVATE LEASED CIRCUITS:  Voice, data or image transmission  mediums leased to users for their exclusive use.

     QOS:  A quality of service  indicator  that  considers  such  variables  as quality of coverage,  noise level and dropped calls,  and which permits  quality comparisons between networks.

     SDH  (SYNCHRONOUS  Digital  HIERARCHY):   A  hierarchical  set  of  digital
transport structures standardized for the transport of suitably adapted payloads over physical transmission networks.

     SMC (SERVICO  MOVEL  Celular OR MOBILE  CELLULAR  SERVICE):  A system under which  Anatel  granted  concessions  to  provide  mobile  service  in a specific frequency range.

     SMP (SERVICO MOVEL Pessoal OR PERSONAL MOBILE SERVICE):  A service rendered pursuant  to a new  legislation  for  wireless  companies  by which  Anatel  has authorized wireless companies to provide mobile communication services.

     SMS: A small message service provided by wireless telecommunications.

     SWITCH:  These are used to set up and  route  calls  either  to the  number called or to the next switch  along the path.  They may also record  information for billing and control purposes.

     TDMA (TIME DIVISION Multiple ACCESS): A digital technology that divides the frequency spectrum into multiple time ranges.

     UNIVERSAL  SERVICE:  The  obligation  to supply basic  service to all users throughout the national territory at reasonable prices.

     WAP: Wireless Applications Protocol

                                    SIGNATURE

     The registrant  hereby  certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized  the  undersigned to sign this annual report on its behalf.

                                    TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                    By: /S/ SERGIO ASSENCO TAVARES DOS SANTOS
                                        ----------------------------------------
                                        Name:  Sergio Assenco Tavares dos Santos
                                        Title: President

Dated:  June 30, 2003

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER
                                   PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Sergio Assenco Tavares dos Santos, certify that:

          1. I have  reviewed  this  annual  report on Form 20-F of Tele  Centro
             Oeste Celular Participacoes S.A.;

          2. Based on my  knowledge,  this  annual  report  does not contain any untrue  statement  of a  material  fact or omit to state a material fact  necessary  to make  the  statements  made,  in  light  of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based  on  my  knowledge,  the  financial  statements,   and  other
             financial  information  included  in  this  annual  report,  fairly present in all material respects the financial  condition,  results of operations  and cash flows of the registrant as of, and for, the periods presented in this annual report;

          4. The registrant's  other  certifying  officers and I are responsible for establishing and maintaining disclosure controls and procedures
             (as  defined in  Exchange  Acts Rules  13a-14 and  15d-14)  for the
             registrant and have:

               a)   designed such  disclosure  controls and procedures to ensure
                    that  material   information  relating  to  the  registrant,
                    including its consolidated subsidiaries, is made known to us by others  within those  entities,  particularly  during the period in which this annual report is being prepared;

               b)   evaluated the  effectiveness of the registrant's  disclosure controls and procedures as of a date within 90 days prior to the  filing  date of this  annual  report  (the  "Evaluation
                    Date"); and

               c)   presented in this annual  report our  conclusions  about the effectiveness  of the  disclosure  controls  and  procedures based on our evaluation as of the Evaluation Date;

          5. The registrant's  other  certifying  officers and I have disclosed, based on our most recent evaluation,  to the registrant's  auditors and the audit  committee of  registrant's  board of  directors  (or persons performing the equivalent function):

               a)   all  significant  deficiencies in the design or operation of
                    internal   controls   which  could   adversely   affect  the
                    registrant's  ability  to  record,  process,  summarize  and
                    report   financial   data  and  have   identified   for  the
                    registrant's  auditors any material  weaknesses  in internal controls; and

               b)   any fraud, whether or not material, that involves management or  other  employees  who  have a  significant  role  in the registrant's internal controls; and

          6. The registrant's other certifying  officers and I have indicated in this annual report whether or not there were significant changes in internal  controls  or in other  factors  that could  significantly affect internal controls  subsequent to the date of our most recent
             evaluation,   including  any  corrective  actions  with  regard  to
             significant deficiencies and material weaknesses.

Date: June 30, 2003

                                           /S/ SERGIO ASSENCO TAVARES DOS SANTOS
                                           -------------------------------------
                                             Sergio Assenco Tavares dos Santos
                                                         President

                    CERTIFICATION OF CHIEF FINANCIAL OFFICER
                                   PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

     I, Luis Andre Carpintero Blanco, certify that:

          1. I have  reviewed  this  annual  report on Form 20-F of Tele  Centro
             Oeste Celular Participacoes S.A.;

          2. Based on my  knowledge,  this  annual  report  does not contain any untrue  statement  of a  material  fact or omit to state a material fact  necessary  to make  the  statements  made,  in  light  of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based  on  my  knowledge,  the  financial  statements,   and  other
             financial  information  included  in  this  annual  report,  fairly present in all material respects the financial  condition,  results of operations  and cash flows of the registrant as of, and for, the periods presented in this annual report;

          4. The registrant's  other  certifying  officers and I are responsible for establishing and maintaining disclosure controls and procedures
             (as  defined in  Exchange  Acts Rules  13a-14 and  15d-14)  for the
             registrant and have:

               a)   designed such  disclosure  controls and procedures to ensure
                    that  material   information  relating  to  the  registrant,
                    including its consolidated subsidiaries, is made known to us by others  within those  entities,  particularly  during the period in which this annual report is being prepared;

               b)   evaluated the  effectiveness of the registrant's  disclosure controls and procedures as of a date within 90 days prior to the  filing  date of this  annual  report  (the  "Evaluation
                    Date"); and

               c)   presented in this annual  report our  conclusions  about the effectiveness  of the  disclosure  controls  and  procedures based on our evaluation as of the Evaluation Date;

          5. The registrant's  other  certifying  officers and I have disclosed, based on our most recent evaluation,  to the registrant's  auditors and the audit  committee of  registrant's  board of  directors  (or persons performing the equivalent function):

               a)   all  significant  deficiencies in the design or operation of
                    internal   controls   which  could   adversely   affect  the
                    registrant's  ability  to  record,  process,  summarize  and
                    report   financial   data  and  have   identified   for  the
                    registrant's  auditors any material  weaknesses  in internal controls; and

               b)   any fraud, whether or not material, that involves management or  other  employees  who  have a  significant  role  in the registrant's internal controls; and

          6. The registrant's other certifying  officers and I have indicated in this annual report whether or not there were significant changes in internal  controls  or in other  factors  that could  significantly affect internal controls  subsequent to the date of our most recent
             evaluation,   including  any  corrective  actions  with  regard  to
             significant deficiencies and material weaknesses.

Date: June 30, 2003

                                          /S/ LUIS ANDRE CARPINTERO BLANCO
                                          --------------------------------
                                            Luis Andre Carpintero Blanco
                                            Executive Officer of Finance

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                        CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                         REPORT OF INDEPENDENT AUDITORS

Directors and Shareholders
TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

We have  audited the  accompanying  consolidated  balance  sheets of Tele Centro
Oeste Celular  Participacoes  S.A. and  subsidiaries as of December 31, 2002 and
2001,  and  the  related  consolidated  statements  of  operations,  changes  in shareholders'  equity and cash  flows for each of the three  years in the period ended December 31, 2002. These financial  statements are the  responsibility  of the Company's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated  financial statements referred to above present fairly, in all material  respects,  the consolidated  financial position of Tele
Centro Oeste Celular  Participacoes  S.A. at December 31, 2002 and 2001, and the
consolidated  results of its operations and its cash flows for each of the three years in the period ended  December  31, 2002,  in  conformity  with  accounting principles  generally accepted in Brazil,  which differ in certain respects from those followed in the United States of America (See Note 29).

                   Ernst and Young Auditores Independentes S.C.
                             /s/ Luiz Carlos Nannini
                                     Partner

Brasilia, Brazil

February 14, 2003

                          TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                   CONSOLIDATED BALANCE SHEETS
                                   December 31, 2001 and 2002
                             (In thousands of Brazilian Reais - R$)

                                                              NOTE       2001           2002
                                                             ------   -----------   -----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents................................              326,637       158,503
  Marketable securities....................................    12        362,310       712,135
  Trade accounts receivable, net...........................    13        186,762       227,881
  Deferred income taxes and recoverable taxes..............    14        120,222       111,242
  Handset and accessory inventories........................               29,399        48,369
  Other assets.............................................               33,124        55,306
                                                                      -----------   -----------
Total current assets.......................................            1,058,454     1,313,436
NONCURRENT ASSETS
  Deferred income taxes and recoverable taxes..............    14         55,616        48,459
  Judicial deposits........................................                    -        12,472
  Advance to affiliate.....................................                    -        40,226
  Other assets.............................................                3,922        18,785
                                                                      -----------   -----------
Total noncurrent assets....................................               59,538       119,942
PERMANENT ASSETS
  Investments..............................................               10,470         8,833
  Property, plant and equipment, net ......................    15      1,078,882     1,035,518
  Deferred charges, net....................................    16         32,981        28,743
                                                                      -----------   -----------
Total permanent assets.....................................            1,122,333     1,073,094
                                                                      -----------   -----------
Total assets...............................................            2,240,325     2,506,472
                                                                      ===========   ===========

See the accompanying notes to the consolidated financial statements.

                          TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                   CONSOLIDATED BALANCE SHEETS
                                   December 31, 2001 and 2002
                             (In thousands of Brazilian Reais - R$)

                                                              NOTE       2001           2002
                                                             ------   -----------   -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Payroll and related accruals.............................    17          6,849         9,388
  Accounts payable and accrued expenses....................    18        152,524       154,390
  Indirect taxes...........................................    19         79,869       104,295
  Deferred taxes and income taxes payable..................    20          7,927         5,670
  Participation in results of operation....................    21        109,092       102,832
  Loans and financing......................................    22        279,507       324,980
  Other payables...........................................               40,612        19,419
                                                                      -----------   -----------
Total current liabilities..................................              676,380       720,974
NONCURRENT LIABILITIES
  Accounts payable and accrued expenses....................    18          1,790         4,960
  Deferred taxes and income taxes payable..................    20         56,087        42,509
  Loans and financing......................................    22        237,477       302,800
  Provision for contingencies..............................    23         76,476        99,104
                                                                      -----------   -----------
Total noncurrent liabilities...............................              371,830       449,373

MINORITY INTERESTS.........................................               65,557        25,308
CAPITALIZABLE FUNDS........................................                  126           126
SHAREHOLDERS' EQUITY
  Capital..................................................              588,865       617,911
  Capital reserve..........................................              102,507       129,062
  Legal reserve............................................               46,754        64,875
  Expansion reserve........................................                    -       263,477
  Retained earnings .......................................              395,132       284,528
  Treasury stock...........................................               (6,826)      (49,162)
                                                                      -----------   -----------
Total shareholders' equity.................................    25      1,126,432     1,310,691
                                                                      -----------   -----------
Total liabilities and shareholders' equity.................            2,240,325     2,506,472
                                                                      ===========   ===========

See the accompanying notes to the consolidated financial statements.

                                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
                                       December 31, 2000, 2001 and 2002
                    (In thousands of Brazilian Reais, except shares and per share amounts)

                                                                               YEARS ENDED DECEMBER 31
                                                                     ----------------------------------------
                                                             NOTE        2000          2001          2002
                                                            ------   ------------  ------------  ------------
Net operating revenue .....................................   4          930,646     1,248,131     1,561,308
Cost of services rendered and cost of products sold........   5         (532,163)     (663,158)     (779,480)
                                                                     ------------  ------------  ------------
Gross margin...............................................              398,483       584,973       781,828
Operating expenses.........................................
    Selling expenses ......................................   6         (126,163)     (195,020)     (218,327)
    General and administrative expenses ...................              (78,420)     (110,300)     (142,319)
    Other net operating results............................   7           (9,618)       (4,513)       (3,828)
                                                                     ------------  ------------  ------------
Operating income before net financial results..............              184,282       275,140       417,354
Net financial results......................................   8          (30,063)      (43,471)      (90,669)
                                                                     ------------  ------------  ------------

Operating income...........................................              154,219       231,669       326,685
Net non-operating results..................................   9          (19,539)      (25,668)      (19,732)
Employees' participation ..................................               (1,878)       (2,346)       (3,103)
                                                                     ------------  ------------  ------------
Income before income taxes and minority interest...........              132,802       203,655       303,850
Income and social contribution taxes.......................   10         (40,159)      (56,501)      (93,799)
                                                                     ------------  ------------  ------------

Income before minority interest............................               92,643       147,154       210,051

Minority interest..........................................              (19,980)      (13,864)          408
Reversal of interest on own capital........................               30,981        45,297        94,636
                                                                     ------------  ------------  ------------

Net income.................................................              103,644       178,587       305,094
                                                                     ============  ============  ============

Outstanding shares at end of year (thousands)..............          364,399,028   366,463,335   379,200,036

Profit per thousand shares (R$)............................                 0.28          0.49          0.80
                                                                     ============  ============  ============

See the accompanying notes to the consolidated financial statements.

                                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
                                       December 31, 2000, 2001 and 2002
                                    (In thousands of Brazilian Reais - R$)

                                                                         2000          2001          2002
                                                                     ------------  ------------  ------------
OPERATING ACTIVITIES:
   Net income.....................................................      103,644       178,587       305,094
   Adjustments to reconcile net income to cash provided by
   operating activities:
     Depreciation and amortization................................      154,345       186,056       203,132
     Gain (loss) on the disposal of permanent assets..............         (404)        3,834         2,082
     Minority interests...........................................       19,980       (13,864)          408
     Allowance for doubtful accounts..............................       54,873        60,479        35,918
   Decrease (increase) in assets:
       Trade accounts receivable..................................      (42,629)      (86,231)      (77,037)
       Handset and accessory inventories..........................      (32,945)       22,683       (18,970)
       Deferred income taxes and recoverable taxes................     (109,214)       (2,176)       16,137
       Other assets...............................................       (9,707)       (2,080)      (89,743)
   Increase (decrease) in liabilities:
       Personnel, social charges and benefits.....................          733          (120)        2,539
       Accounts payable and accrued expenses......................      121,591       (74,490)        5,036
       Indirect taxes.............................................       10,749        18,867        24,426
       Other current liabilities..................................        3,776        31,745       (21,193)
       Accrued interest...........................................       34,641        82,003       178,321
       Provision for contingencies................................          102        13,480        22,628
       Deferred income tax  ......................................      (20,229)      (17,470)      (15,835)
       Participation in results of operation .....................        1,073        57,311        (6,260)
       Payable for concession (license)...........................      (17,215)      (19,423)            -
       Other non-current liabilities..............................          433             -             -
       Minority interests.........................................      (41,755)       (2,715)       (3,112)
                                                                     ------------  ------------  ------------
   Net cash provided by operating activities......................      231,842       436,476       563,571
INVESTING ACTIVITIES:
   Marketable securities..........................................      (71,034)     (203,609)     (349,825)
   Additions to investments.......................................       (1,432)       (7,314)           -
   Additions to property, plant and equipment.....................     (255,678)     (190,317)     (170,622)
   Proceeds from disposal, of permanent assets....................       16,886        11,488        14,647
   Addition to deferred assets....................................       (7,024)       (1,723)            -
   Transfer from deferred assets to recoverable taxes.............      118,615             -             -
                                                                     ------------  ------------  ------------
   Net cash used in investing activities..........................     (199,667)     (391,475)     (505,800)
FINANCING ACTIVITIES:
   Loans repaid...................................................       (5,239)   (1,423,210)     (515,293)
   Proceeds from loans............................................      391,663     1,349,042       447,768
   Capitalizable funds............................................          (13)            -             -
   Treasury stock.................................................            -        (6,826)      (49,297)
   Dividends to minority interest of  subsidiaries................            -        (1,516)            -
   Payment to shareholders' related to premium utilization........            -        (5,485)      (15,584)
   Interest on own capital........................................      (37,887)      (80,500)      (93,499)
                                                                     ------------  ------------  ------------
   Net cash provided by (used in) financing activities............      348,524      (168,495)     (225,905)
Increase (decrease) in cash and cash equivalents..................      380,699      (123,494)     (168,134)
Cash and cash equivalents at beginning of year....................       69,432       450,131       326,637
                                                                     ------------  ------------  ------------
Cash and cash equivalents at end of year..........................      450,131       326,637       158,503
                                                                     ============  ============  ============

See the accompanying notes to the consolidated financial statements.

                                           TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                               CONSOLIDATED STATEMENTS OF CHANGES IN
                                             SHAREHOLDERS' EQUITY FOR THE YEARS ENDED
                                                 December 31, 2000, 2001 and 2002
                                              (In thousands of Brazilian Reais - R$)

                                                      CAPITAL    LEGAL    REVENUE  EXPANSION   RETAINED   TREASURY
                                            CAPITAL   RESERVE   RESERVE   RESERVE   RESERVE    EARNINGS     STOCK        TOTAL
                                            ------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1999.............. 386,865   354,867    29,882  (112,073)        -     346,941          -     1,230,628

Provision    for    reduction   of
assets incorporated from Coverage..........       -  (230,257)        -         -         -           -          -      (230,257)
Reversal of reserves.......................       -         -         -  (112,073)        -     112,073          -             -
Deferred tax on full indexation............       -         -         -         -         -     (23,956)         -       (23,956)
Net income.................................       -         -         -         -         -     103,644          -       103,644
Transfer to reserves.......................       -         -     6,467    97,675         -    (104,142)         -             -
Interest on own capital/dividends..........       -         -         -         -         -     (37,887)         -       (37,887)
                                            ------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2000.............. 386,865   124,610    36,349    97,675         -     396,673          -     1,042,172

Capital increase with reserves............. 202,000   (16,618)        -         -         -    (185,382)         -             -
Payment to shareholders  related to
premium utilization........................       -    (5,485)        -         -         -           -          -        (5,485)
Treasury stock.............................       -         -         -         -         -           -     (6,826)       (6,826)
Dividends    to   minority    interest
of subsidiaries............................       -         -         -         -         -      (1,516)         -        (1,516)
Reversal of reserves.......................       -         -         -   (97,675)        -      97,675          -             -
Net income.................................       -         -         -         -         -     178,587          -       178,587
Transfer to reserves.......................       -         -    10,405         -         -     (10,405)         -             -
Interest on own capital/dividends..........       -         -         -         -         -     (80,500)         -       (80,500)
                                            ------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2001.............. 588,865   102,507    46,754         -         -     395,132     (6,826)    1,126,432

Acquisition  of  the  minority  interest
of Telebrasilia Celular S.A................  29,046    38,313     1,662         -         -     (31,746)         -        37,545
Payment to shareholders  related to
premium utilization........................       -   (15,584)        -         -         -           -          -       (15,584)
Treasury Stock.............................
 Purchase of shares (common/preferred)            -         -         -         -         -           -    (62,913)      (62,913)
 Disposal of preferred shares..............       -     3,826         -         -         -           -      9,790        13,616
 Cancellation of shares....................       -         -         -         -         -     (10,787)    10,787             -
Net income.................................       -         -         -         -         -     305,094          -       305,094
Transfer to reserves.......................       -         -    16,459         -   263,477    (279,936)         -             -
Interest on own capital....................       -         -         -         -         -     (93,499)         -       (93,499)
                                            ------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2002.............. 617,911   129,062    64,875         -   263,477     284,528    (49,162)    1,310,691
                                            ====================================================================================

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

     At December 31, 2002, 53.8% of the common shares were owned by BID S.A..

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

          COMPANY                                                     EXPIRATION
          -------                                                     ----------
          Telebrasilia Celular S.A..................               July 24, 2006
          Telegoias Celular S. A. ..................            October 29, 2008
          Telemat Celular S.A. .....................              March 30, 2009
          Telems Celular S.A. ......................          September 28, 2009
          Teleron Celular S.A. .....................               July 21, 2009
          Teleacre Celular S.A. ....................               July 15, 2009

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

     On April 26, 2002, Tele Centro Oeste Celular  Participacoes S.A. merged the subsidiary  Telebrasilia  Celular  S.A.,  based  on the  evaluation  of the latter's  shareholders'  equity  at  December  31,  2001,  with  the aim of streamlining  the corporate  structure of the Company and  subsidiaries  so that the existing administrative and commercial synergies are used, as well as  concentrating  the  liquidity of the private  companies'  shares in one company only, thus reducing the capital cost.  Please note that this merger operation was authorized by the National  Agency of  Telecommunications  --
     ANATEL.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

2.   PRESENTATION OF THE FINANCIAL STATEMENTS

     a.   PRESENTATION OF THE FINANCIAL  STATEMENTS FOR THE YEARS ENDED DECEMBER
          31, 2000, 2001 AND 2002

          The consolidated financial statements were prepared in accordance with
          Brazil's  Corporation  Law  and  regulations  established  by  CVM  --
          Comissao de Valores Mobiliarios (Brazilian Securities Commission).

          The consolidated  financial  statements present the financial position and result of operations  of Tele Centro Oeste  Celular  Participacoes
          S.A. (TCO) and its subsidiaries.

          Minority interest is included in the consolidated financial statements of TCO as of December 31, 2002.  This interest was 2.9%,  2.4%,  1.6%,
          2.8%, 1.7% and 1.7% of Telegoias  Celular S.A.,  Telemat Celular S.A.,
          Telems Celular S.A.,  Teleron Celular S.A.,  Teleacre Celular S.A. and
          Norte Brasil Telecom S.A., respectively.

          As  mentioned  in the  previous  note,  Telebrasilia  Celular S.A. was merged by TCO on April  26,  2002 and as such,  there was no  minority interest in the referred subsidiary at December 31, 2002.

          The presentation of the  consolidated  financial  statements  (assets, liabilities  and operating  results) is consistent  with the published financial  statements of Tele Centro Oeste Celular  Participacoes S.A.
          and its  subsidiaries  and considers the  elimination of  intercompany transactions in accordance with Brazil's Corporation Law.

          The consolidated financial statements were prepared on a fully indexed basis to recognize the effects of changes in the  purchasing  power of the Brazilian  currency  through December 31, 2000. Thus the financial statements of the Company for the period ended  December 31, 2000 were prepared using the integral  restatement  method,  in order to express the  balances  of the Company in the  currency of constant  purchasing power at December 31, 2000.

          IBRACON (the  Brazilian  Institute of Independent  Auditors)  issued a publication  stating that  financial  statements  would not have to be indexed beginning in 2001 as the three-year  cumulative inflation rate in Brazil fell below 100%.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

2.   PRESENTATION OF THE FINANCIAL STATEMENTS (Continued)

     b.   INFLATION ACCOUNTING METHODOLOGY

          As a  result  of  legislation  mandating  the  discontinuation  of the indexation  system for  Brazilian  Corporate Law  accounting  and most fiscal  purposes,  together  with the option  granted by the Brazilian
          Securities  Commission  (Comissao de Valores  Mobiliarios -- CVM), the
          consolidated  financial  statements of Tele Centro Oeste Celular as of
          December 31, 2002 and 2001 and for the years then ended,  as published in Brazil,  do not recognize the effects of changes in the  purchasing power of the Brazilian  currency  that would have been required  under the  comprehensive  indexation  system,  applied through  December 31,
          1995.  In July 1997,  the  three-year  cumulative  inflation  rate for
          Brazil fell below 100%. For accounting  purposes,  the Company applied the constant currency method through December 31, 2000, as required by
          Brazilian generally accepted accounting  principles when the inflation rate is material.

          For 2000, the annual inflation rate was 9.95%, which was considered to have a material effect on the financial statements. Thus the financial statements of the Company were prepared using the integral restatement method, in order to express the balances of the Company in currency of constant purchasing power of December 31, 2000.

          The   principal   criteria   adopted  to  prepare  the  fully  indexed
          consolidated   financial   statements  are  in  conformity   with  the
          accounting  records of Tele Centro Oeste Celular and its subsidiaries, which  observe  the  accounting  practices  mentioned  in  note  3, as follows:

          I.   INFLATION INDEX

               The  consolidated  financial  statements as of December 31, 2000, were  prepared on a fully  indexed basis to recognize the effects in the  purchasing  power of the  Brazilian  currency  during the period  presented  and  expressed  in the  currency  of  constant purchasing  power  at  December  31,  2000 by using  the  monthly average values of the INDICE GERAL DE PRECOS-MERCADO (the General
               Prices  Index-Market  or the  "IGP-M")  of the  FUNDACAO  GETULIO
               VARGAS.  Inflation  for the periods  ended  December 31, 2000, as measured by the IGP-M, was 9.95%.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

2.   PRESENTATION OF THE FINANCIAL STATEMENTS (Continued)

     b.   INFLATION ACCOUNTING METHODOLOGY (Continued)

          II.  DEFERRED INCOME TAX EFFECTS OF INDEXATION ADJUSTMENTS IN 2000

               As a result of legislation  mandating the  discontinuation of the indexation  system for  Brazilian  corporate  law and most fiscal purposes  at  January  1,  1996,  the  indexation  of assets  and liabilities for financial reporting purposes at December 31, 2000 is not permitted for tax  purposes.  Accordingly,  a deferred tax liability  arises  from  the  excess  of  net  assets  shown  for financial  reporting  purposes  over the tax  basis of these  net assets.  The  charge  relating  to the  additional  deferred  tax liability  of R$ 23,956 in 2000,  was recorded  directly  against
               shareholders'   equity.   The  tax  effect  of  depreciation  and
               disposals  relating  to the  base  differences  (reversal  of the charge)  in the amount of R$ 12,901 in 2000 was  credited  to the
               income  and  social   contribution   taxes  in  the  consolidated
               statement of income.

          III. THE  RECONCILIATION  OF  NET  INCOME  AND  SHAREHOLDERS'   EQUITY
               BALANCES  BETWEEN  CORPORATE  LAW  AND  TOTAL  RESTATEMENT  IS AS
               FOLLOWS:

                                                         NET INCOME                  SHAREHOLDERS' EQUITY
                                           ----------------------------------------------------------------
                                               2000         2001          2002         2001          2002
                                           ----------------------------------------------------------------
               Corporate law                129,319      208,104       329,183    1,010,175     1,218,523
               Restatement  of net
               permanent assets             (27,062)     (51,270)      (46,399)     188,189       141,726
               Tax effects                   12,901       17,403        15,771      (64,014)      (48,179)
               Minority interests           (11,514)       4,350         6,539       (7,918)       (1,379)
                                           ----------------------------------------------------------------
               In constant currency         103,644      178,587       305,094    1,126,432     1,310,691
                                           ================================================================

     c.   CONSOLIDATION PRINCIPLES

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

     f.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

          Depreciation is provided using the  straight-line  method based on the estimated  useful  lives  of the  underlying  assets.  The  respective depreciation rates are described in note 15.

          The Company's  management  reviews  property,  plant and equipment for possible  impairment  whenever  events  or  changes  in  circumstances indicate  that the  carrying  value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest  level of asset  groups to which management is able to attribute  identifiable  future cash flows.  The
          Company  analyzes  the net book  value of the  underlying  assets  and adjusts it if the sum of the  expected  future cash flows is less than the net book  value.  These  reviews  have not  indicated  the need to recognize any  impairment  losses during the years ended  December 31,
          2000, 2001 and 2002.

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

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

3.   SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES (Continued)

     h.   INCOME AND SOCIAL CONTRIBUTION TAXES

          Brazilian income taxes are comprised of the federal income tax and the social contribution tax. At December 31, 2002, the statutory rates for the federal  income tax and for the social  contribution  tax were 25%
          and 9%,  respectively.  For Brazilian GAAP purposes,  income taxes are accounted for using the liability method.

          As described in note 2(b)(ii),  the expense  related to the effects of deferred  taxes  from  indexation  adjustments  for 2000 are  recorded directly against shareholders' equity.

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

          The Company sells prepaid  cards.  The revenue from the sales of these cards is  recognized  according  to the  minutes  used for each  card.
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

     q.   ADVERTISING COSTS

          Advertising  costs are  expensed as incurred  and  included in selling expenses.  They amounted to R$ 33,955, R$ 26,785,  and R$ 24,321,  for the years ended December 31, 2002, 2001, and 2000, respectively.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued
 (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

4.   NET OPERATING REVENUE

                                                    2000          2001          2002
                                                -----------   -----------   -----------
     Monthly subscription charges                  194,424       121,486       114,955
     Usage charges                                 349,880       530,162       678,349
     Network usage charges                         334,498       526,846       649,270
     Sale of handsets and prepaid cards            274,812       386,665       523,755
     Others                                         11,248         8,255        15,960
                                                -----------   -----------   -----------
     Gross operating revenue                     1,164,862     1,573,414     1,982,289
     Taxes on gross revenue                       (234,216)     (325,283)     (420,981)
                                                -----------   -----------   -----------
     Net operating revenue                         930,646     1,248,131     1,561,308
                                                ===========   ===========   ===========

     There are no  customers  who  contribute  more than 10% of gross  operating revenues.

5.   COST OF SERVICES RENDERED AND COSTS OF PRODUCTS SOLD

                                                    2000          2001          2002
                                                ------------  ------------  ------------
     Depreciation and amortization                 (142,763)     (160,887)     (166,443)
     Personnel                                      (11,276)      (11,629)      (15,581)
     Third party materials and services             (95,825)     (125,972)     (174,921)
     Fixed-line network expenses                    (26,850)      (37,669)      (42,434)
     Fistel tax                                     (51,581)      (53,173)      (60,178)
     Cost of products sold                         (194,045)     (273,299)     (319,653)
     Others                                          (9,823)         (529)         (270)
                                                ------------  ------------  ------------
                                                   (532,163)     (663,158)     (779,480)
                                                ============  ============  ============
6.   SELLING EXPENSES

                                                    2000          2001          2002
                                                ------------  ------------  ------------
     Personnel                                      (13,827)      (19,592)      (22,325)
     Third party materials and services             (64,000)     (118,251)     (132,377)
     Rent/leasing/insurance                          (3,326)       (4,074)       (5,260)
     Depreciation                                         -        (4,448)      (13,234)
     Net losses on trade accounts receivable        (44,790)      (48,301)      (44,777)
     Others                                            (220)         (354)         (354)
                                                ------------  ------------  ------------
                                                   (126,163)     (195,020)     (218,327)
                                                ============  ============  ============

7.   OTHER NET OPERATING RESULTS

                                                    2000          2001          2002
                                                ------------  ------------  ------------
     Research and development                          (617)         (436)            -
     Taxes (except income tax)                       (9,801)      (13,822)       (9,632)
     Fines and expenses recovered                     3,354        12,921        16,994
     Donations and sponsorships                      (3,883)       (7,330)       (9,535)
     Other                                            1,329         4,154        (1,655)
                                                ------------  ------------  ------------
                                                     (9,618)       (4,513)       (3,828)
                                                ============  ============  ============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

8.   NET FINANCIAL RESULTS

                                                    2000          2001          2002
                                                ------------  ------------  ------------
     Interest revenue                               102,835       132,339       227,421
     Interest expense                               (98,487)      (89,000)      (99,581)
     Interest on own capital (dividends)            (30,981)      (45,297)      (94,636)
     Net exchange/ monetary variations               (3,430)      (41,513)     (123,873)
                                                ------------  ------------  ------------
                                                    (30,063)      (43,471)      (90,669)
                                                ============  ============  ============

9.   NET NON-OPERATING RESULTS

                                                    2000          2001         2002
                                                ------------  ------------  ------------
     Gain (loss) on the disposal of property,
     plant and equipment                                404        (3,834)      (2,082)
     Lapsed dividends                                     -             -        5,418
     Amortization of premium - Coverage and
     pre-operating expenditures                     (21,055)      (21,946)     (21,946)
     Other non-operating income                       1,112           112       (1,122)
                                                ------------  ------------  ------------
                                                    (19,539)      (25,668)     (19,732)
                                                ============  ============  ============

10.  INCOME AND SOCIAL CONTRIBUTION TAXES

     On January,  2000, the social contribution tax rate was 12%. On February 1,
     2000,  the rate was reduced to 9% and has not changed since that date.  The income tax rate was 25% for all periods presented.

     Income taxes are as follows:

                                                    2000          2001          2002
                                                ------------  ------------  ------------
     Social contribution tax                        (14,857)      (19,711)     (28,965)
     Income tax                                     (38,203)      (54,193)     (80,605)
     Deferred taxes                                  12,901        17,403       15,771
                                                ------------  ------------  ------------
                                                    (40,159)      (56,501)     (93,799)
                                                ============  ============  ============

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

                                                           2000          2001          2002
                                                       ------------  ------------  ------------
     Income before taxes as reported                       132,802       203,655       303,850

     Social contribution tax at statutory rates            (11,952)      (18,329)      (27,347)
     Social contribution tax on permanent additions:
         Others                                               (322)         (666)       (1,649)
     Social contribution tax on permanent exclusions:
         Premium amortization                                3,498         3,833         3,868
         Others                                                  8            26             -
     Effects on the constant currency method                (2,318)            -             -
     Others                                                   (223)           42           338
                                                       ------------  ------------  ------------
     Social contribution tax                               (11,309)      (15,094)      (24,790)
                                                       ============  ============  ============

     Income tax at statutory rates                         (33,201)      (50,914)      (75,963)
     Income tax on permanent additions:
         Others                                               (702)       (2,035)       (4,735)
     Income tax on permanent exclusions:
         Premium amortization                                9,635        10,648        10,742
         Others                                                 63            37             -
     Effects on the constant currency method                (5,831)            -             -
     Tax incentives/others                                   1,186           857           947
                                                       ------------  ------------  ------------
     Income tax                                            (28,850)      (41,407)      (69,009)
                                                       ------------  ------------  ------------
     Income taxes charge as reported                       (40,159)      (56,501)      (93,799)
                                                       ============  ============  ============
     Effective rate                                          30.21%        27.74%        30.87%
                                                       ------------  ------------  ------------

11.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                           2000          2001          2002
                                                       ------------  ------------  ------------
     Cash paid for interest                                  2,927        85,432        51,718
     Cash paid against provisions for contingencies          3,639             -             -
     Acquisition of minority interest of
         Telebrasilia Celular S.A.                               -             -        37,545
     Income tax and social contributions paid               54,370        64,446        77,861
     Cash paid for concessions                              19,289        22,385             -

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

12.  MARKETABLE SECURITIES

     Marketable  securities  at  December  31,  2001 and 2002  consisted  of the following:

                                               INTEREST                     DUE DATE            2001        2002
                                --------------------------------------------------------------------------------

     Debentures - Unibanco                                               6/17/2003 and
     Leasing Contracts         100% CDI plus 2% p.a.                        8/8/2003               -     712,135

     Commercial Paper -        Prefixed  annual  rate  of  24%  to 25%
     Splice do Brasil S.A.     with Swap of 100% CDI plus 1.5% p.a.       7/5/2002 and
                                                                            9/30/2002        362,310           -
                                                                                         -----------------------
                                                                                             362,310     712,135
                                                                                         =======================

     Tele Centro  Oeste  Celular  Participacoes  S.A.,  directly and through its subsidiaries, acquired a total of R$ 660,000 in debentures issued by Fixcel
     S.A.:  R$ 470,000 on July 2, 2002 and R$  190,000 on August 13,  2002.  The
     debentures are supported by floating  guarantees  over Fixcel S.A.'s assets and surety from Splice do Brasil Telecomunicacoes and Eletronica S.A.

     The carrying value of the assets equals the fair value.

13.  TRADE ACCOUNTS RECEIVABLE, NET

                                                           2001          2002
                                                       ------------  ------------
     Accrued amounts                                        47,193        47,390
     Billed amounts                                        180,350       207,086
     Allowance for doubtful accounts                       (40,781)      (26,595)
                                                       ------------  ------------
                                                           186,762       227,881
                                                       ============  ============

     The changes in the allowance for doubtful accounts are as follows:

                                                           2000          2001          2002
                                                       ------------  ------------  ------------
     Balance at beginning of year                           29,036        25,826        40,781
     Bad debt expense                                       54,873        60,479        35,918
     Write-offs                                            (58,083)      (45,524)      (50,104)
                                                       ------------  ------------  ------------
     Balance at end of year                                 25,826        40,781        26,595
                                                       ============  ============  ============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

14.  DEFERRED INCOME TAXES AND RECOVERABLE TAXES

     At December 31, 2002, TCO had the following deferred and recoverable taxes:

                                                                         2001          2002
                                                                     ------------  ------------
     Recoverable investment withholding tax                               26,583        36,935
     Recoverable income and social contribution taxes                     48,507        16,623
     Recoverable  income  and  social  contribution  taxes on
     premium (Coverage Participacoes S.A.) - (Note 16)                    65,830        43,887
     Deferred income and social contribution taxes                        19,865        36,443
     Recoverable ICMS tax                                                 13,355        25,267
     Other recoverable taxes                                               1,698           546
                                                                     ------------  ------------
     Total                                                               175,838       159,701
                                                                     ------------  ------------
     Short-term                                                          120,222       111,242
     Long-term                                                            55,616        48,459
                                                                     ============  ============

     TCO and its  subsidiaries  have generated  operating income in recent years and its budgets  indicate similar results for future years.  Therefore,  in the opinion of  management,  the deferred and  recoverable  taxes are fully realizable.

     Deferred tax assets are comprised of the following:

                                                                         2001          2002
                                                                     ------------  ------------
     Non-deductible provisions:
          Allowance for doubtful accounts                                 13,866         9,042
          Contingencies                                                    4,878        22,090
          Others                                                           1,121         5,311
                                                                     ------------  ------------
     Total                                                                19,865        36,443
                                                                     ============  ============

15.  PROPERTY, PLANT AND EQUIPMENT, NET

     a.   COMPOSITION
                                                                         2001          2002
                                                                     ------------  ------------
          Construction in progress                                       168,066        96,755
          Automatic switching equipment                                  445,460       483,752
          Transmission and other equipment                               841,249       932,544
          Land                                                             6,271         7,284
          Buildings                                                       43,822        48,685
          Computer equipment                                              39,535        45,965
          Operation license (concession)                                  82,484        82,484
          Other assets                                                    83,164       158,917
                                                                     ------------  ------------
          Total cost                                                   1,710,051     1,856,386
          Accumulated depreciation                                      (631,169)     (820,868)
                                                                     ------------  ------------
                                                                       1,078,882     1,035,518
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
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

15.  PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

     b.   DEPRECIATION RATES

          Depreciation  rates  applied to property,  plant and  equipment are as follows:

                                                               %
                                                  ------------------------------
                                                       2001            2002
                                                  --------------  --------------
          Automatic switching equipment               10.00           10.00
          Transmission and other equipment            14.29           14.29
          Buildings                                    4.00            4.00
          Operation license (concession)               6.67            6.67
          Other assets (excluding land)           5.00 to 20.00   5.00 to 20.00

          The Company rents equipment and premises through a number of operating agreements.  Total rent expense  incurred under these agreements is as follows:

                              2000          2001          2002
                          ------------  ------------  ------------
                             14,614        15,610        19,598

          Future minimum rental payments under  non-cancelable  operating leases with  remaining  initial  terms in excess of one year at December  31,
          2002 are:

                              2003                16,395
                              2004                17,051
                              2005                17,733
                              2006                18,442
                              2007                19,180
                                               ------------
                              Total               88,801
                                               ============

16.  DEFERRED CHARGES, NET

                                                       2001            2002
                                                  --------------  --------------
     Pre-operating expenditures - NBT                39,055          39,055
     Pre-operating expenses amortization             (7,808)        (12,046)
     Other                                            1,734           1,734
                                                  --------------  --------------
     Total                                           32,981          28,743
                                                  ==============  ==============

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

     The change in the account value is summarized as follows:

                                                                2001            2002
                                                           --------------  --------------
     Premium Coverage Participacoes S.A.                      354,786         354,786
     Write-down                                              (267,013)       (288,956)
     Future tax benefits                                       87,773          65,830
     Reversal of the provision recorded in 2001 and 2002      (21,943)        (21,943)
                                                           --------------  --------------
     Tax credit at end of the year                             65,830          43,887
                                                           ==============  ==============

     In 2002 and 2001,  the net amount of the  premium and the  provision  to be amortized,  which  represents  future tax  benefits,  was  recorded  in the balance  sheet as current  and  noncurrent  assets  under  "deferred  taxes recoverable".  The deferred assets  amortization and provision reversal are recorded  as a  nonoperating  result  and the  corresponding  tax credit as income  and social  contribution  taxes,  canceling  the  operating  result effect.

17.  PAYROLL AND RELATED ACCRUALS

                                                                2001            2002
                                                           --------------  --------------
     Salaries and wages                                           651           1,401
     Social charges                                             5,729           7,087
     Accrued benefits                                             469             900
                                                           --------------  --------------
                                                                6,849           9,388
                                                           ==============  ==============

18.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                2001            2002
                                                           --------------  --------------
     Suppliers                                                143,797         151,873
     Payments received on behalf of third parties               9,275           3,065
     Other accounts                                             1,242           4,412
                                                           --------------  --------------
     Total                                                    154,314         159,350
                                                           --------------  --------------
     Short-term                                               152,524         154,390
     Long-term                                                  1,790           4,960
                                                           ==============  ==============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

19.  INDIRECT TAXES

                                                       2001            2002
                                                  --------------  --------------
     Value-added tax                                  35,205          44,485
     Fistel tax                                       37,770          46,827
     Other taxes on operating revenues                 6,894          12,983
                                                  --------------  --------------
                                                      79,869         104,295
                                                  ==============  ==============

20.  DEFERRED TAXES AND INCOME TAXES PAYABLE

                                                       2001            2002
                                                  --------------  --------------
     Deferred taxes - liability
          Effects of full monetary correction         64,014          48,179
                                                  --------------  --------------
                                                      64,014          48,179
                                                  --------------  --------------
     Short-term                                        7,927           5,670
     Long-term                                        56,087          42,509
                                                  ==============  ==============

21.  EMPLOYEES' PROFIT SHARING

                                                       2001            2002
                                                  --------------  --------------
     Interest on own capital for the year             57,288         105,416
     Interest on own capital for the prior  year      15,664           7,950
     Withholding tax on interest on own capital      (18,828)        (20,565)
     Dividends                                        52,599           6,928
     Employees' profit sharing                         2,369           3,103
                                                  --------------  --------------
                                                     109,092         102,832
                                                  ==============  ==============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

22.  LOANS AND FINANCING

                                INTEREST AND MONETARY CORRECTION             DUE DATE             2001       2002
-----------------------------------------------------------------------------------------------------------------
NATIONAL CURRENCY
BNDES                  T.J.L.P. plus annual interest from 3.5% to 4%.        1/15/2008         192,030    204,479
BNDES                  UMBNDES variation plus a loan charge from BNDES
                       and annual interest from 3.5 % to 4%.                 1/15/2008          12,648     22,897
Brasil Telecom S.A.                             -                            5/21/2002           2,917          -
Other loans            Industrial Products Column 20 - FGV                  2003 to 2008         1,707      1,587
FOREIGN CURRENCY
Finimp                 Exchange  variation based on the U.S. dollar,            From
                       plus Libor and 2% p.a. over Libor, and 7% p.a.       5/19/2003 to
                                                                             12/12/2003        128,937    174,752
Resolution 2770        Exchange  variation  based on the U.S.  dollar           From
                       plus the average interest rate of 6.41% p.a.         5/12/2003 to
                                                                             11/29/2004         18,863     60,707
Prepayment             Exchange variation based on the U.S. dollar,  Libor
                       plus   interest   from  1.75%  to  1.90%  p.a.  and
                       performance  premium  ranging  from  1.20% to 1.30%
                       p.a.                                                   8/15/2002         98,174          -
Export Development     Exchange  variation  based on the U.S.  dollar plus
Corporation - EDC      semiannual  Libor and annual  interest  of 3.90% to
                       5% p.a.                                                12/13/2006        61,708   163,358
                                                                                          -----------------------
                                                                                               516,984    627,780
Short-term                                                                                    (279,507)  (324,980)
                                                                                          -----------------------
Long-term                                                                                      237,477    302,800
                                                                                          =======================
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

     LIBOR at December  31, 2002 was 1.44%.  TJLP,  IGP-M,  and CDI were 10.0%,
     24.83%, and 22.92%, respectively, at December 31, 2002.

     Long-term payment schedule:

         DUE DATE             2002
     ----------------  -----------------
           2004              89,461
           2005              89,461
           2006              82,414
           2007              38,086
           2008               3,378
                        -----------------
           Total            302,800
                        =================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

22.  LOANS AND FINANCING (Continued)

     GUARANTEES:

              BANKS                               GUARANTEES
     -------------------------  ------------------------------------------------
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

     The agreements  with BNDES and EDC include several  covenants.  At December
     31, 2002, the Company was in compliance with such covenants.

     At December 31, 2002,  86% of loans and  financing in foreign  currency are hedged against foreign exchange variation through swap contracts.

23.  PROVISION FOR CONTINGENCIES

                                                       2001            2002
                                                  --------------  --------------
     Tax claims                                       14,148          16,404
     Labor claims                                        201             269
     Telebras                                         61,634          82,431
     Others                                              493               -
                                                  --------------  --------------
                                                      76,476          99,104
                                                  ==============  ==============

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

     TELEBRAS (Continued)

     In June 1999, Tele Centro Oeste Celular Participacoes S.A. (parent company)
     filed a legal action claiming that the assets related to these  obligations
     - loans and  financing  - belong to the  Company as well as the  respective accessories, plus compensations for the installments paid.

     In  November  1999,  the  Company's  management  decided to transfer to the actual  holding  -  Tele  Centro  Oeste  Celular  Participacoes  S.A.,  the
     liability  derived  from  the  loan  originally  due  to   Telecomunicacoes
     Brasileiras S/A -- TELEBRAS and absorbed during the spin-off process.

     On August 1, 2001,  a sentence  was handed down denying the action filed by
     Tele Centro Oeste Celular  Participacoes  S.A., however, on October 8, 2001
     Tele Centro  Oeste  Celular  Participacoes  S.A.  filed an appeal  awaiting decision to date.

     According  to the  opinion of the  Company's  lawyers,  they  consider  the chances of  unfavorable  outcome for these  contingencies  as probable with regard to merit,  and possible with regard to the  adjustment  factor.  The difference  between the original  contract  charges and the above mentioned monetary  correction,  which has not been  recorded,  is estimated to be R$
     68,780.

     CIVIL AND LABOR CLAIMS

     The provision for labor and civil claims are management's  estimates of the most  probable  losses in  relation  to various  suits filed by current and former employees, suppliers, fiscal lawsuits and others.

     POTENTIAL LITIGATION

     Telegoias, Telems, Telemat, Teleron, and Teleacre (the "legal predecessors"
     of the Company), and Telebras, Telegoias Celular S.A., Telems Celular S.A.,
     Telemat Celular S.A.,  Teleron Celular S.A., and Teleacre  Celular S.A. are
     defendants  in a number of legal  proceedings  and subject to certain other claims and  contingencies.  Liability  for any claims  arising  out of acts committed  by the legal  predecessors  prior to the  effective  date of the spin-off of the legal predecessors'  cellular assets and liabilities to the
     Companies  will  remain  with the  legal  predecessors,  except  for  those liabilities for which specific accounting  provisions have been assigned to the  Companies.  Any claims against the legal  predecessors  that cannot be settled by them have  received  assets which might have been used to settle those claims had they not been spun off from the legal predecessors.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

23.  PROVISION FOR CONTINGENCIES (Continued)

     POTENTIAL LITIGATION (Continued)

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

     There can be no  assurance  that the Company  will  prevail in its position that the new  interpretation  of the  scope  of the  ICMS tax by the  State
     Secretaries  is  unlawful.  If the ICMS tax were applied  retroactively  to activation  fees earned  during the past five years,  it would  generate an estimated  maximum  liability  of R$ 77,300  and it could  have a  material negative  impact not only on the  financial  condition of the Company,  but also on the results of its operations after January 5, 1998.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

24.  PENSION PLAN

     Tele Centro Oeste Celular Participacoes S.A., together with other companies of the former Telebras System,  make payments towards private pension plans and of medical  assistance  for  retired  employees,  controlled  by Sistel
     Social Security  Foundation -- SISTEL. Up until December 1999, all sponsors of the plans  controlled by SISTEL showed  solidarity  towards the Benefits
     Plan existing at that time. On December 28, 1999, the sponsors of the plans controlled by SISTEL  negotiated  conditions for the creation of individual pension plans per sponsor  (PBS-TCO),  maintaining  the solidarity only for the participants  already assisted by the plan and under such conditions at
     January 31, 2000  (PBS-A),  resulting  in a  restructuring  proposal on the
     Sistel  Statute and  Regulation  which was  approved  by the  Complementary
     Pension Department on January 13, 2000.

     Due to the  discontinuation  of the solidarity concept occurred in December
     1999, Tele Centro Oeste Celular  Participacoes S.A. individually sponsors a
     Defined Benefits Retirement Plan PBS-TCO,  which covers approximately 1% of the  employees  working for this  Company.  Apart from the  supplementation benefit,  the Company is participant of a  multi-sponsored  plan of medical assistance  for retired  employees and  dependents at a shared cost (PAMA).
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

     For the other 99% of employees from Tele Centro Oeste Celular Participacoes
     S.A.,  there is an individual  defined  contribution  plan -- Benefits Plan
     TCOPREV, instituted by Sistel in August 2000. The Plan TCOPREV is supported by contributions made by participants  (employees) and by the sponsor which are credited to  individual  accounts on behalf of the  participants.  Tele
     Centro  Oeste  Celular  Participacoes  S.A.  is  responsible  for the costs relating  to all  administrative  and  maintenance  expenses  of the  plan, including  death and  invalidity  risks.  The employees  taking part of the
     Defined  Benefits  Plan  (PBS-TCO)  were  given the  option  to joint  plan
     TCOPREV,  which was also offered to the  employees  not taking part of plan
     PBS-TCO,   as  well  as  to  all  newly  hired  employees.   The  Company's
     contributions  towards  plan  TCOPREV  are  equal  to  those  made  by  the participants,  up to 8% of  the  participation  salary,  according  to  the percentage chosen by the participant.

     We present below the consolidated position of the provision for the defined benefits  pension  plan and medical  assistance  for retired  employees  at
     December  31,  2002,  as  well as  other  information  required  by the CVM
     Instruction  No.  371, of December  13, 2000 on such plans.  The  actuarial liability will be recorded in the operating result within 05 years.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

24.  PENSION PLAN (Continued)

     Reconciliation of assets and liabilities at December 31, 2002

                      PBS - TCO                                         COMPANY              CONSOLIDATED
                                                                -------------------------------------------------
                                                                   2002        2001        2002         2001
                                                                -------------------------------------------------
     1. Present value of actuarial obligations                      355         501       3,350        3,184
     2. Fair market value of the plan assets                     (1,143)       (762)     (5,813)      (4,685)
                                                                -------------------------------------------------
     3. Present value of obligations (1 + 2)                       (788)       (261)     (2,463)      (1,501)
     4. Actuarial (gains) or losses not recorded                    652           -           -            -
                                                                -------------------------------------------------
     5. Net actuarial liabilities / (assets)                       (136)       (261)     (2,463)      (1,501)
                                                                =================================================

                     TCO PREV                                           COMPANY              CONSOLIDATED
                                                                -------------------------------------------------
                                                                   2002        2001        2002(a)      2001
                                                                -------------------------------------------------
     1. Present value of actuarial obligations                   27,078       5,993      39,580       33,373
     2. Fair market value of the plan assets                    (23,193)     (5,311)    (33,949)     (29,564)
                                                                -------------------------------------------------
     3. Present value of obligations (1 + 2)                      3,885         682       5,631        3,809
     4. Actuarial (gains) or losses not recorded                 (1,817)          -      (2,479)           -
                                                                -------------------------------------------------
     5. Net actuarial liabilities / (assets)                      2,068         682       3,152        3,809
     6. Actuarial liability not recorded due to the deferment
     allowed                                                     (1,792)          -      (2,758)           -
                                                                =================================================
     7. Net liabilities recorded in the balance sheet               276           -         394            -
                                                                =================================================

     (a) At the  reconciliation  as of December 31, 2002 for TCO PREV  Consolidated,  the surplus  positions  were eliminated as no actuarial assets were recorded by the sponsor.

                       PAMA                                             COMPANY              CONSOLIDATED
                                                                -------------------------------------------------
                                                                          2002                   2002
                                                                -------------------------------------------------
      1. Present value of actuarial obligations                            352                    623
      2. Fair market value of the plan assets                             (156)                  (277)
                                                                -------------------------------------------------
      3. Present value of obligations (1 + 2)                              196                    346
      4. Actuarial (gains) losses                                            -                      -
      5. Net actuarial liabilities / (assets)                              196                    346
      6. Actuarial liability not recorded due to the deferment
      allowed                                                             (157)                  (277)
                                                                =================================================
      7. Net liabilities recorded in the balance sheet                      39                     69
                                                                =================================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

24.  PENSION PLAN (Continued)

     The amounts to be recorded  in the  statements  of income for 2003 and 2002 are stated as follows:

     PLAN PBS - TCO (b)                                                 COMPANY              CONSOLIDATED
                                                                -------------------------------------------------
                                                                   2003        2002        2003         2002
                                                                -------------------------------------------------

     1. Cost of current services (including interest)                64          71          66           74
     2. Participant contributions expected for the year              10          22          10           23
     3. Interest on actuarial obligations                            40          38         366          349
     4. Expected income on assets                                   166         120         827          665
     5. Amortization costs
        a) Actuarial (gains) or losses not recorded                 (27)          -         (37)           -
        b) Cost of past services not recorded                         -           -           -            -
        c) Increase in liabilities (assets) not recorded            (96)        (96)       (300)        (300)
                                                                -------------------------------------------------
        d) Total (a+b+c)                                           (123)        (96)       (337)        (300)
                                                                -------------------------------------------------
     6. Total net expense (income) to be recorded in relation
        to installment BD of the plan (1-2+3-4+5d)                 (195)       (129)       (742)        (565)
                                                                =================================================

     (b)As the PBS-TCO  presents a surplus at December 31, 2002,  no income was recorded by the sponsor due to the legal impossibility of refunding this surplus, apart from the fact that this plan is not contributive and, as such, it does not allow the reduction to the sponsor contributions in future.

     PLAN TCO PREV                                                       COMPANY              CONSOLIDATED
                                                                -------------------------------------------------
                                                                   2003        2002        2003         2002
                                                                -------------------------------------------------
     1. Cost of current services (including interest)               827       2,246       1,343        4,172
     2. Participant contributions expected for the year               -         849           -        1,616
     3. Interest on actuarial obligations                         2,188       1,774       3,536        2,995
     4. Expected income on assets                                 2,283       1,976       3,702        3,342
     5. Amortization costs
        a) Actuarial (gains) or losses not recorded                   -           -           2            -
        b) Cost of past services not recorded                         -           -           -            -
        c) Increase in liabilities (assets) not recorded            448         448         762          761
                                                                -------------------------------------------------
        d) Total (a+b+c)                                            448         448         764          761
                                                                -------------------------------------------------
     6. Total net expense (income) to be recorded in relation
        to installment BD of the plan (1-2+3-4+5d)                1,180       1,643       1,941        2,970
                                                                =================================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

24.  PENSION PLAN (Continued)

     PLAN PAMA                                                          COMPANY              CONSOLIDATED
                                                                -------------------------------------------------
                                                                          2003                   2003
                                                                -------------------------------------------------
     1. Cost of current services (including interest)                        3                      5
     2. Participant contributions expected for the year                      -                      -
     3. Interest on actuarial obligations                                   39                     69
     4. Expected income on assets                                           22                     39
     5. Increase in liabilities (assets) not recorded                       39                     69
                                                                ------------------------------------------------
     6. Total net expense (income) to be recorded in relation
        to installment BD of the plan (1-2+3-4+5d)                          59                    104
                                                                ================================================

     Actuarial assumptions adopted in the calculations:
                                                                       PBS - TCO                TCO PREV
     Discount rate for actuarial obligation:                              6.0%                     6.0%
     Income rate expected on the plan assets:                             9.0%                     9.0%
     Estimated rate for salary increase:                                  3.0%                     3.0%
     Estimated rate for benefits increase:                                0.0%                     0.0%
     Estimated long-term inflation rate:                                  5,0%                     5,0%
     Biometric table of general mortality:                          UP84 with 1 year           UP84 with 1 year
                                                                       aggravation                aggravation
     Biometric table of invalidity onset:                          Mercer Disability          Mercer Disability
     Expected rotation rate:                                              Null            0,15 / (Service period + 1)
     Probability of retirement:                                   First eligibility              100% at the
                                                                   for a retirement            first eligibility
                                                                       benefit                for a Plan benefit

     The above mentioned rates do not include inflation.

     The Company and subsidiaries have recognized the adjustments resulting from the application of CVM Resolution No. 371 in the financial statements as of
     December  31, 2002,  in  accordance  with NPC 26 of the IBRACON  (Brazilian
     Institute of Independent Auditors),  in the amounts of R$ 315 (Company) and
     R$ 463 (consolidated).

     During 2002,  the Company made  contributions  to the plans PBS-TCO and TCO
     Prev amounting to R$ 1,792 (R$ 552 in 2001), and R$ 3,229 on a consolidated level (R$ 2,561 in 2001).

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

25.  SHAREHOLDERS' EQUITY

     a.   CAPITAL

          The  authorized  capital at December 31, 2002 and 2001 is  700,000,000 thousand  shares.  The subscribed and paid-in  capital at December 31,
          2002  corresponds  to R$ 617,911 (R$ 588,865 in 2001),  represented by
          379,200,036,000  shares  (366,463,335,000  shares in 2001) with no par value, distributed as follows (in thousands of shares):

                                                                    DECEMBER 31, 2001     DECEMBER 31, 2002
                                                                   -------------------   -------------------
          Common shares                                                126,433,338           126,433,338
          Preferred shares                                             240,029,997           252,766,698
                                                                   -------------------   -------------------
          Total                                                        366,463,335           379,200,036
          Book value per thousand shares - Corporate Law (in R$)          2.756551              3.213404

          The preferred shares are non-voting except under limited circumstances and are entitled to a preferential,  noncumulative,  6% dividend based upon  their  nominal  capital  value and to  priority  over the common shares in the case of  liquidation.  Under the  Brazilian  Corporation
          Law, the number of  non-voting  shares or shares with  limited  voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

          In the General  Shareholders Meeting of December 20, 2002, the Company
          bylaws  were  amended  to  adapt  them  to the  New  Corporation  Law, including the first  paragraph of article 10, which assures holders of preferred  shares,  annually,  the right to receive dividend per share corresponding to 3% of net equity per share as per the latest approved balance sheet,  whenever the  established  dividend in accordance with this  criterion is higher than the dividend  calculated  in accordance with the prior criterion, described in the preceding paragraph.

          Under the Company's bylaws, if the Company is able to pay dividends in excess of the minimum  requirement for preferred  shareholders and the remainder of the net income is sufficient  to provide equal  dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

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

     c.   LONG TERM REVENUE RESERVE

          The  long-term  revenue  reserve   represents  earned  but  unrealized
          revenues resulting from the investments accounted for using the equity method.  The  reserve  is  realized  when  dividends  or  interest  on shareholders' equity are received,  or other events,  according to CVM policies.  Upon  realization,  the  reserves  are reversed to retained earnings.

          At  December  31, 2002 and 2001,  the Company did not record  unearned income  reserves  as the  compulsory  dividends  did  not  exceed  the realized income.

     d.   EXPANSION RESERVE

          In accordance  with Article 196 of Law No.  6,404/76,  management will propose at the general  shareholders  meeting the  establishment  of a retained  income  reserve in the amount of R$ 219,225  relating to the remaining net income balance for the year, after the allocation of the legal  reserve and  dividends.  This  reserve  will be used for future investment  purposes based on the capital budget to be approved by the general shareholders' meeting.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

25.  SHAREHOLDERS' EQUITY (Continued)

     d.   EXPANSION RESERVE

          Additionally,  management  will submit for approval and propose to the ordinary  shareholders  meeting that R$44,252 of the retained earnings balance  for  2001,  which  has  not  been  used  in  investments,  be transferred to the expansion reserve.

     e.   DIVIDENDS/INTEREST ON OWN CAPITAL

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

                                                                2001            2002
                                                           --------------  --------------
          Year's net income                                   208,104         329,183
          (+) Reversal of long term revenue reserve            97,675               -
          (-) Legal reserve                                   (10,405)        (16,459)
                                                           --------------  --------------
          (=)Adjusted net profit                              295,374         312,724
          Mandatory dividends (25%)                            73,844          78,181
          Common shares                                        25,477          26,068
          Preferred shares                                     48,367          52,113
                                                           --------------  --------------
          Dividends value per lot of thousand shares - R$       0.202           0.206
                                                           ==============  ==============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

25.  SHAREHOLDERS' EQUITY (Continued)

     e.   DIVIDENDS/INTEREST ON OWN CAPITAL (Continued)

          In 2002, interest on shareholders' equity of R$93,499 (R$ 0.246569 per lot of thousand  shares) was paid to shareholders as a dividend.  This dividend  was paid net of a 15%  withholding  tax.  As  approved  at a shareholders' meeting, this dividend was distributed as follows:

                                                       2001            2002
                                                  ------------------------------
          Common shares                               13,775          30,208
          Preferred shares                             6,225          63,291
          Withholding tax                             (6,000)        (14,025)
                                                  ------------------------------
                                                      34,000          79,474
                                                  ==============================

          In 2002 no  dividends  were  proposed  as the  amount  of  distributed interest on shareholders' equity was higher than the minimum required.

          At December 31, 2001,  dividends of R$ 40,500,  to be  distributed  as follows:

                                                       2001            2002
                                                  ------------------------------
          Common shares                               13,932             -
          Preferred shares                            26,568             -
                                                  ------------------------------
                                                      40,500             -
                                                  ==============================

     f.   TREASURY STOCK

          The following is a summary of treasury stock transactions for 2002 and
          2001:

                                               Preferred shares   Common Shares
                                              ----------------------------------
          Treasury shares, January 1, 2001                    -               -
               Acquired                             336,900,000     747,178,000
                                              ----------------------------------
          Treasury shares, December 31, 2001        336,900,000     747,178,000
               Acquired                           3,610,300,000   5,044,215,747
               Sold                              (3,610,300,000)              -
               Canceled                            (336,900,000)              -
                                              ----------------------------------
          Treasury shares, December 31, 2002                  -   5,791,393,747
                                              ==================================

          Common  shares were acquired at a cost ranging from R$ 4.20 to R$ 9.01 per lot of thousand shares.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

25.  SHAREHOLDERS' EQUITY (Continued)

     f.   TREASURY STOCK (Continued)

          Preferred  shares were  acquired at a cost  ranging from R$ 2.26 to R$
          5.86 per lot of thousand shares.

     g.   RETAINED EARNINGS

          The  remaining  balance of retained  earnings,  adjusted in accordance with  Article 202 of Law No.  6,404/76,  in the amount of R$284,528 at
          December  31,  2002  (R$395,132  in  2001),  will be used  for  future investments  according  to the capital  budget to be  presented at the
          General Shareholders Meeting.

26.  TRANSACTIONS WITH RELATED PARTIES

                                                                                                       2002     2001      2000
                                           ------------------------------------------------------------------------------------
                                                    SPLICE DO                  SPL          CSM
                                            FIXCEL    BRASIL      BANCO    CONSTRUTORA E  CARTOES
                                             S.A.      S.A.     CREDIBEL   PAVIMENTADORA    S.A.       TOTAL    TOTAL     TOTAL
                                           ------------------------------------------------------------------------------------
     ASSETS
     Cash and cash equivalents                   -          -          -           -            -          -         -      713
     Short-term investments                      -          -      6,463           -            -      6,463    17,353    6,527
     Debentures                            712,135          -          -           -            -    712,135         -        -
     Commercial paper                            -          -          -           -            -          -   362,310   77,743
     Loan agreement                              -          -          -           -            -          -         -    2,673
     Others assets                          40,226          -          -           -            -     40,226         -        -

     LIABILITIES
     Suppliers                                   -      3,215         49           -          819      4,083     1,241    1,452
     Interest on own capital                14,104          -          -           -            -     14,104     6,671        -
     Dividends                                   -          -          -           -            -          -     7,505        -

     TRANSACTIONS
     Income from short-term investments     65,169     44,173      2,615           -            -    111,957    41,038   11,078
     Income on premium (Coverage
     Participacoes)                          5,967          -          -           -            -      5,967         -        -
     Financial expenses                     16,596      7,393          -           -            -     23,989     7,850        -
     Maintenance services                        -     12,532          -           -            -     12,532     1,968    3,508
     Other materials                             -          -          -           -            -          -        10        -
     Acquisition of telephone cards              -          -          -           -        5,854      5,854       920    2,121
     Acquisition of property, plant and
     equipment                                   -      4,236          -       3,458            -      7,694    11,795    5,112

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

26.  TRANSACTIONS WITH RELATED PARTIES

     The majority shareholder of the Company is BID S.A., which is controlled by
     Fixcel S.A., which in turn is under common control with Banco Credibel, SPL
     Construtora e Pavimentadora  and CSM Cartoes S.A. (Splice Group).  Prior to
     2002, BID S.A. was controlled by Splice do Brasil S.A.

     According to a contract  entered into between Splice do Brasil S.A. and the subsidiaries  of Tele Centro Oeste Celular  Participacoes  S.A.,  technical assistance  services are payable to Splice do Brasil S.A.  corresponding at
     1% of the net operating  income.  For the year ended  December 31, 2002 the amount of R$ 12,532 was charged to general and administrative expenses.

     In January  2002,  the Company made an advance  payment of R$ 34,259 to BID
     S.A.  corresponding  to the present  value of the tax benefit on the merged premium.  The amount was  increased  by R$ 5,967  based on market  rates at
     December 31, 2002.

     All  transactions  with related parties were carried out in accordance with the Company's Articles of Incorporation and under agreed upon rates.

27.  INSURANCE

     At December 31, 2002, in the opinion of management, all significant or high risk assets and obligations were insured.

28.  FINANCIAL INSTRUMENTS

     a.   FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

          Estimated  fair  values  of  the  Companies'   financial   assets  and
          liabilities have been determined  using available  market  information
          and  appropriate  valuation   methodologies.   However,   considerable
          judgment  was  required  in  interpreting  market  data to produce the estimated fair values. Accordingly,  the estimates presented below are not necessarily  indicative of the amounts that could be realized in a current  market  exchange.  The use of  different  market  assumptions and/or  estimation  methodologies  may have a  material  effect on the estimated fair values.  The amount relating to foreign  currency loans indexed at originally  contracted rates  corresponds to R$ 398,819 (R$
          307,682 in 2001) which has been  monetarily  adjusted by rates derived from swap contracts.  The difference  between the loan amounts and the swap  contracts  was recorded as other  payables at December 31, 2002.
          The fair value  information as of December 31, 2002 and 2001 presented below is based on pertinent  information available to management as of those dates.

                                             2001                    2002
                                      ------------------------------------------
                                       BOOK      FAIR          BOOK      FAIR
                                       VALUE     VALUE         VALUE     VALUE
                                      ------------------------------------------
          Loans and financing         516,984   516,136       627,780   608,562
          Marketable securities       362,310   362,310       712,135   712,135

          The valuation  method used for  calculating the market value of loans, financing  and swap  contracts  was  based on  discounted  cash  flow,
          considering   the   expectations  of  liquidation  or  realization  of
          liabilities  and assets at market rates in effect at the balance sheet date.  The  Company  intends  to keep the hedge  operations  up to the respective maturity.

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

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

28.  FINANCIAL INSTRUMENTS (CONTINUED)

     b.   RISK FACTORS

          i)   EXCHANGE RATE RISK

          This risk relates to the possibility of the Company  computing  losses derived from foreign exchange rate  fluctuations,  increasing the debt balance derived from foreign currency loans obtained in the market and financial expenses.  In order to reduce this type of risk, the Company
          enters   into   hedge   contracts   (swaps  of  CDI)  with   financial
          institutions.

          At December 31, 2002,  the total debt  amounted to R$ 627,780 of which
          67.18% is in foreign  currency (63.53% adjusted by the U.S. dollar and
          3.65% denominated in a currency basket of BNDES). From the U.S. dollar portion,  85.75% is  protected by hedge  operations  at the end of the quarter.  From the total in foreign currency,  81.09% was protected by hedge  operation.  The hedge  operations  were carried out in order to partially  cover the future  maturity of debts in U.S.  dollars,  with fixed or variable  interest.  The gains or losses from such operations are recorded in the statement of operations.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

28.  FINANCIAL INSTRUMENTS -- Continued

     ii)  INTEREST RATE RISK

     The  risk  relates  to the  possibility  of the  Company  computing  losses resulting from interest rate fluctuations,  increasing the debt balances of loans  obtained in the market and the financial  expenses.  The Company has entered  into hedge  contracts  against  this risk.  However,  the  Company constantly  monitors the market  interest rates in order to assess the need for  contracting  derivatives  and obtain  protection  against  the risk of interest rates volatility.

     At December  31,  2002,  the Company  presents the amount of R$ 206,066 (R$
     196,654 at December 31, 2001) in loans and  financing in national  currency obtained at various  fluctuating rates (as explained in Note 14) as well as short-term  investments in the amount of R$ 121,362 (R$ 280,730 at December
     31,  2001) and  investments  in  marketable  securities  of R$ 712,135  (R$
     362,310 at December 31, 2001) based on the CDI variation.

     At  December  31,  2002,  the  Company  presents  R$ 163,358  (R$ 61,708 at
     December 31 2001) in loans and  financing  in foreign  currency at variable interest  rates  (Libor  renegotiated  on a  semiannual  basis)  and  hedge contracts  for these  operations  amounting  to R$  106,930  (R$  27,374 at
     December 31, 2001) at fixed interest rates plus the exchange variation.

     Another  risk to which Tele Centro  Oeste  Celular  Participacoes  S.A. and subsidiaries  are  exposed  is  the  noncorrelation  between  the  monetary correction  indices on their debts and accounts  receivable.  The telephone charge  adjustments  do not  necessarily  correspond to the local  interest rates rise affecting the Company's debts.

     iii) OPERATING CREDIT RISK

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

28.  FINANCIAL INSTRUMENTS -- Continued

     CREDIT RISK LINKED TO THE SALE OF EQUIPMENT

     The  Company's  policy  for  selling  equipment  and  distributing  prepaid telephone  cards is  closely  related to the credit  risk  levels  accepted during the normal  course of  business.  The  selection  of  partners,  the diversification  of  receivables  portfolio,  the monitoring of loan terms, position and request limits established for dealers,  obtaining  guarantees are  procedures  adopted  by the  Company  in  order to  minimize  possible collection problems with its trading partners.

     iv)  FINANCIAL CREDIT RISK

     The risk relates to the possibility of the Company computing losses derived from  difficulties in the  realization of short-term  investments and hedge contracts.  The Company and subsidiaries minimize the risks associated with these  financial  instruments  by  investing  with  good  rating  financial institutions.

29.  SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP

     The Company's  accounting  policies  comply with the accounting  principles generally accepted in Brazil ("Brazilian GAAP"). The accounting  principles and policies  practiced in the United States of America ("US GAAP"),  which differ significantly from Brazilian GAAP, are described below.

     a.   DIFFERENT   CRITERIA  FOR  CAPITALIZING  AND  AMORTIZING   CAPITALIZED
          INTEREST

          Through December 31, 1993, interest was not capitalized as part of the individual assets in property,  plant and equipment.  Instead,  it was capitalized separately and amortized over a time period different from the useful  lives of the related  assets.  Under US GAAP,  capitalized interest is added to the individual assets and is amortized over their
          estimated  useful  lives.  Additionally,   until  December  31,  1998,
          Brazilian GAAP for telecommunications companies required that interest attributable to construction-in-progress was computed at a rate of 12%
          per annum of the balance of  construction-in-progress  and the portion which  relates  to  interest  on third  party  loans was  credited  to financial  expenses  based  on  actual  interest  costs.  The  portion relating to its own capital was  credited to capital  reserves.  Since
          January  1, 1999,  this  practice  was not  required  anymore  and CVM
          Instruction  No. 193/96 came to be used. In 2002,  2001 and 2000,  the
          Company    did    not    capitalize    interest     attributable    to
          construction-in-progress for Brazilian GAAP.

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

                                                             2000        2001      2002
                                                            ------      ------    ------
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
          capitalized    interest    is    reduced
          proportionally).                                  14,118     16,209    13,476
                                                            ------     ------    ------
          US GAAP difference                                14,118     16,209    13,476
                                                            ======     ======    ======

          AMORTIZATION OF CAPITALIZED INTEREST DIFFERENCE
          Amortization under Brazilian GAAP                 10,296     11,323    11,323
          Less amortization under US GAAP                   (4,287)    (6,325)   (8,165)
                                                            ------     ------    ------
          US GAAP difference                                 6,639      4,998     3,158
                                                            ======     ======    ======

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.  SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

     c.   PENSION AND OTHER POST-RETIREMENT BENEFITS

          The Company participates in a multi-employer pension plan with respect to its retired  employees and a multiple  employer with respect to its active  employees.  The Company also  participates  in  multi-employer post-retirement  benefit  plan for all of its  retired  employees  and
          active  employees  electing  the  defined   contribution  plan.  Under
          Brazilian  GAAP,  annual  pension  contributions  are  expensed as the annual  pension  cost,  and no  liability  for future  obligations  is recorded.  US GAAP  requires  accounting  for  such  benefit  costs in accordance  with SFAS 87  "Employers'  Accounting  for  Pensions."  At
          December 31, 2000,  accrued  pension  costs of R$ 1,358,  respectively were recorded for US GAAP  purposes.  See note 30a.  During 2000,  the
          Company  introduced  a  defined  contribution  plan  in  which  active employees could elect  participation  in lieu of  participation in the defined benefit pension plan.  Employees who elected  participation in the  defined  contribution  plan  automatically  lose  their  right to participate in the post-retirement health care plan.

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

     f.   EMPLOYEES' PROFIT SHARING

          Brazilian GAAP requires that employees' profit sharing is presented as a non-operating  expense. Under US GAAP, the employees' profit sharing would be included as an operating expense.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.  SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

     g.   PERMANENT ASSETS

          Brazilian GAAP includes a class of assets called  'permanent  assets'.
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
          The  application of inflation  restatement as measured by the UFIR and the IGP-M  represents a comprehensive  measure of the effects of price level changes in the  Brazilian  economy and, as such, is considered a more meaningful  presentation than the historical cost-based financial reporting  for  Brazilian  GAAP and is  acceptable  for US  accounting purposes.

     i.   INCOME TAXES

          For Brazilian GAAP, the deferred tax charges  relating to the deferred income tax effects of indexation  adjustments  for 2000, were recorded directly against  shareholders'  equity. Under U.S. GAAP, for purposes of financial  statements,  the effects of the  indexation  adjustments made in 2000 on the  deferred  income  tax,  would be  charged  to the income and social contribution taxes in the consolidated statements of operations.

     j.   EARNINGS PER SHARE

          In 2002,  2001, and 2000,  the Brazilian GAAP  computation of earnings per share is based on  shares  outstanding  at year end,  and does not distinguish  between  common and  preferred  shares.  Under U.S.  GAAP
          Statement of Financial  Accounting  Standards  No. 128,  "Earnings per
          Share",  the  computation  is based  on the  weighted  average  shares outstanding during the year, excluding treasury stock.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.  SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

     k.   DEFERRED TAXES

          The deferred  income tax liability  resulting  from the  indexation of permanent  assets  of R$  23,956  in  2000  was  charged  directly  to shareholders'  equity in accordance with Brazilian  GAAP,  whereas for
          U.S. GAAP the charge would be to income for the year. The deferred tax effect related to previously  recorded  indexation of permanent assets amount to R$ 15,771,  R$ 17,403 and R$ 12,901 in 2002,  2001 and 2000,
          respectively,  and was charged  directly to the income  statement  for
          Brazilian GAAP and USGAAP purposes. See further information related to these amounts in note 2.b iii and note 10.

     l.   VALUATION OF LONG-LIVED ASSETS

          SFAS No. 144 provides a single  accounting model for long-lived assets to be  disposed  of.  SFAS  No.  144 also  changes  the  criteria  for classifying  an asset as held for  sale;  and  broadens  the  scope of
          businesses   to  be  disposed  of  that   qualify  for   reporting  as
          discontinued  operations and changes the timing of recognizing  losses on such  operations.  The Company  adopted  SFAS No. 144 on January 1,
          2002.  The  adoption  of SFAS No.  144 did not  affect  the  Company's financial statements.

          In accordance with SFAS No. 144,  long-lived assets, such as property,
          plant,   and   equipment,   and  purchased   intangibles   subject  to
          amortization,  are reviewed for impairment  whenever events or changes in circumstances indicate that the carrying amount of an asset may not be  recoverable.  Recoverability  of  assets  to be held  and  used is measured  by a  comparison  of the  carrying  amount  of an  asset  to estimated  undiscounted  future cash flows expected to be generated by the asset.  If the carrying  amount of an asset  exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying  amount of the asset  exceeds the fair value of the asset.  Assets to be disposed of would be separately  presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell,  and are no longer  depreciated.  The assets and liabilities of a disposed group  classified as held for sale would be  presented  separately  in  the  appropriate  asset  and  liability sections of the balance sheet.

          Goodwill and intangible  assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired.
          An  impairment  loss is  recognized  to the extent  that the  carrying amount exceeds the asset's fair value.

          Prior to the  adoption of SFAS No.  144,  the  Company  accounted  for long-lived  assets in  accordance  with SFAS No. 121,  ACCOUNTING  FOR
          IMPAIRMENT  OF  LONG-LIVED  ASSETS  AND FOR  LONG-LIVED  ASSETS  TO BE
          DISPOSED OF.

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

          Thus, the adjustment to shareholders'  equity in 2002 of R$ 28,743 (R$
          32,981 in 2001) was recorded for US GAAP purposes.

     n.   REVENUE RECOGNITION

          Until December 31, 1997,  under both  Brazilian and US GAAP,  revenues
          from   activation   fees  were  recognized  upon  activation  of  each
          customer's  services.  Under US GAAP, effective as of January 1, 1998, net revenues from activation fees were deferred and amortized over the estimated  effective  contract life.  Beginning in 2000, there were no
          differences   regarding  the  revenue  recognition   criteria  between
          Brazilian  GAAP and US GAAP  because  the  Companies  ceased  charging activation fees.

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

     p.   AMORTIZATION OF CONCESSION

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

     q.   INTEREST ON OWN CAPITAL

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

     r.   INVESTMENTS IN MARKETABLE SECURITIES

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

     s.   DERIVATIVES AND HEDGING ACTIVITIES

          As of  January 1,  2001,  the  Company  adopted  Financial  Accounting
          Standards  Board   Statement  No.  133,   "Accounting  for  Derivative
          Instruments and for Hedging  Activities ("SFAS 133"), which was issued in June,  1998 and its  amendments  Statements  137,  "Accounting  for
          Derivative  Instruments  and  Hedging  Activities  -  Deferral  of the
          Effective  Date of FASB  Statement No. 133" and 138,  "Accounting  for
          Derivative  Instruments and Certain Hedging Activities" issued in June
          1999  and  June  2000,  respectively   (collectively  referred  to  as
          Statement 133).  Under  Brazilian  Corporate Law, the Company has been recording  its hedging  activities  in the balance  sheet as either an asset or  liability  measured at the spot rates at  December  31, 2002 plus the coupon rate as stated in the  agreements  and  adjustments to contract value were recorded through income.

          SWAPS

          At December  31,  2001 and 2002 the  Company  had  entered  into swaps whereby the Company  earns the exchange  variation  between the United
          States  dollar  and the  Brazilian  Real plus  6.05% to 46.0% and pays interest  based on a short term  interbank  rate. At December 31, 2002 these agreements have total notional amounts of R$ 241,394, and expire on various  dates  through 2006.  The fair values  adjustments  of the
          Company's  foreign  currency and  interest  rate swap  contracts  were estimated based on quoted market prices of comparable  contracts,  and at December 31, 2002 were approximately R$ 33,937, before tax. Amounts related to 2001 were not significant.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.  SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

     t.   COMPREHENSIVE INCOME

          Under   USGAAP,   the  Company   adopted  SFAS  No.  130,   "Reporting
          Comprehensive Income".  Comprehensive income is not different from net income under USGAAP.

     u.   LAPSED DIVIDENDS

          The  Company  recorded  the  amount  of R$ 5,418  relating  to  lapsed dividends in the 2002 operating result for purposes of Brazilian GAAP.

          Under  US  GAAP   there   is  a  basic   accounting   principle   that
          non-reciprocal  transfers from  shareholders to their companies cannot
          be  recorded  as  income.   Such  credit  was  recorded   directly  in
          shareholders equity for USGAAP purposes.

     v.   ACQUISITION OF MINORITY INTEREST

          In 2002, the Company acquired the minority interest in the subsidiary,
          Telebrasilia Celular S.A.  (Telebrasilia).  The acquisition  increased the  Company's  interest in  Telebrasilia  from 88.25% to 100%.  Under
          Brazilian  GAAP,  the  transaction  was  recorded at book  value.  For
          USGAAP, the Company recorded the transaction at fair value as required by the purchase  method  under SFAS No. 141. As a result,  for US GAAP purposes  the shares  issued to purchase the  minority  interest  were recorded at the fair value of R$64,799 on the date of the transaction.
          Additionally,  the  Company  recorded  a step up in the fair  value of assets of R$36,520 and deferred income tax liabilities of R$9,266. The step up in the fair value of assets,  excluding the portion related to goodwill amounting to R$9,266,  is being amortized over 19 years and 8 years for intangibles and fixed assets, respectively,  and resulted in additional depreciation and amortization expense under US GAAP.

     w.   ADVANCE TO AFFILIATE

          In January 2002, the Company made an advance  payment,  adjusted based on market rates, to BID S.A. corresponding to the present value of the tax benefit on the merged premium. With this transaction,  the Company relieved itself of issuing the corresponding shares to BID S.A. in the future.  Under  Brazilian GAAP, the amount of R$40,226 was recorded as an advance to affiliate.  For US GAAP purposes, such transaction would be recorded as a distribution  to  shareholder.  Additionally,  for US
          GAAP  purposes,  no interest  income would be accrued  related to this transaction.

     RECONCILIATION OF THE INCOME DIFFERENCES BETWEEN US AND BRAZILIAN GAAP

                                                                         2000          2001          2002
                                                                     ------------  ------------  ------------
     Net income as reported......................................        103,644       178,587       305,094
       Different criteria for determining:
         Capitalized interest....................................         14,118        16,209        13,476
         Amortization of capitalized interest....................          6,639         4,998         3,158
         Amortization of the activation income deferral..........          1,024             -             -
         Costs of start-up activities and others.................         (3,116)        2,177         4,238
         Pension benefits - SFAS 87 adjustments .................         28,186         1,990        (1,457)
         Amortization of Concession..............................         (2,746)            -             -
         Hedging and derivative financial instruments............              -             -       (33,937)
         Lapsed dividends........................................              -             -        (5,418)
         Depreciation  and  amortization of step-up in fair value
         of assets...............................................              -             -        (1,532)
         Adjustment of advance to affiliate......................              -             -        (5,967)
       Items posted directly to equity
         Deferred tax on full indexation.........................        (23,956)            -             -
       Effects of the above adjustments on deferred taxes........        (14,926)       (8,627)        9,329
       Effects of the above adjustments on minority interest.....         (4,096)         (840)          431
                                                                     ------------  ------------  ------------
     US GAAP net income..........................................        104,771       194,494       287,415
                                                                     ============  ============  ============

     EARNINGS PER THOUSAND SHARES ACCORDING TO US GAAP
     Net income applicable to preferred shares                            69,013       127,921       187,732
     Net income applicable to common shares                               35,758        66,573        99,683
                                                                     ------------  ------------  ------------
     Net income                                                          104,771       194,494       287,415
     Basic and fully diluted earnings per thousand common and
     preferred shares in R$                                                 0.28          0.53          0.78
                                                                     ============  ============  ============
     Weighted average number of shares outstanding (thousands)
       Preferred                                                     240,029,997   239,964,678   240,279,068
       Common                                                        124,369,031   124,882,040   127,583,902

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

29.  SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN AND US GAAP (Continued)

     RECONCILIATION  OF THE  SHAREHOLDERS'  EQUITY  DIFFERENCES  BETWEEN  US AND
     BRAZILIAN GAAP

                                                                                       2001               2002
                                                                                    -----------        -----------
     Shareholders' equity as reported...........................................     1,126,432          1,310,691
       Different criteria for:
         Capitalized interest...................................................       (32,148)           (18,672)
         Amortization of capitalized interest...................................        27,197             30,355
         Activation income deferral.............................................       (32,655)           (32,655)
         Amortization of the activation income deferral.........................        32,655             32,655
         Donations received.....................................................          (130)              (130)
         Costs of start-up activities and others................................       (32,981)           (28,743)
         Pension benefits - SFAS 87 adjustments.................................           642               (815)
         Amortization of concession.............................................        (2,746)            (2,746)
         Hedging and derivative financial instruments...........................             -            (33,937)
         Acquisition  of the  minority  interest of  Telebrasilia  Celular
         S.A....................................................................             -             36,520
         Depreciation and amortization of step-up in fair value of assets.......             -             (1,532)
         Adjustment of advance to affiliate.....................................             -            (40,226)
         Effects of the above adjustments on deferred taxes.....................        11,716             11,779
         Minority interests.....................................................         2,309              2,740
                                                                                    -----------        -----------
     Shareholders' equity according to US GAAP..................................     1,100,291          1,265,284
                                                                                    ===========        ===========
     Additional information:
       TOTAL ASSETS UNDER US GAAP...............................................     2,389,361          2,468,537
                                                                                    -----------        -----------
       Property, plant and equipment............................................     1,677,904          1,839,666
       Accumulated depreciation.................................................      (606,718)          (793,493)
                                                                                    -----------        -----------
       Net property, plant and equipment........................................     1,071,186          1,046,173
                                                                                    ===========        ===========

     STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP

     Balances at December 31, 2000..............................................              1,000,123
     Payment to shareholders' related to premium utilization                                     (5,485)
     Treasury stock.............................................................                 (6,826)
     Dividends to minority interest of subsidiaries.............................                 (1,516)
     Net income.................................................................                194,494
     Interest on own capital/dividends..........................................                (80,500)
                                                                                             ------------
     Balances at December 31, 2001..............................................              1,100,291
     Acquisition of the minority interest of Telebrasilia Celular S.A...........                 64,799
     Payment to shareholders' related to premium utilization                                    (15,584)
     Treasury stock.............................................................                (49,297)
     Adjustment of advance to affiliate.........................................                (34,259)
     Net income.................................................................                287,415
     Interest on own capital....................................................                (93,499)
     Lapsed dividends...........................................................                  5,418
                                                                                             ------------
     Balances at December 31, 2002..............................................              1,265,284
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

          The  Company  contributed  R$ 3,229  in 2002 (R$  2,561 in 2001 and R$
          2,087 in 2000) with respect to post retirement plans.

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

          CHANGE IN PLAN ASSETS

                                                                   DEFINED BENEFIT PENSION
                                                               -------------------------------
                                                                     2001            2002
                                                               ---------------  --------------
          Fair value of plan assets at beginning of year            2,964           1,984
          Actual return on plan assets                                339             712
          Sponsors' contributions                                     164              20
          Expenses and distributions                                 (122)            (56)
          Effect of settlement                                        (39)              -
          Assets transferred to defined contribution plan          (1,322)              -
                                                               ---------------  --------------
          Fair value of plan assets at end of year                  1,984           2,660
                                                               ===============  ==============

          CHANGE IN BENEFIT OBLIGATIONS

                                                                   DEFINED BENEFIT PENSION
                                                               -------------------------------
                                                                     2001            2002
                                                               ---------------  --------------
          Benefit obligation at beginning of year                   2,333             823
          Service cost                                                111              74
          Interest cost                                               263              92
          Actuarial gains                                              72            (108)
          Benefits and expenses paid                                 (122)            (56)
          Curtailment                                              (1,796)              -
          Settlement                                                  (38)              -
                                                               ---------------  --------------
          Benefit obligation at end of year                           823             825
                                                               ===============  ==============

          COMPONENTS OF ANNUAL PENSION COST

                                                                     2000            2001            2002
                                                               ---------------  --------------  --------------
          Service cost                                              1,558             111              74
          Interest cost                                             3,950             263              92
          Expected return on assets                                (2,645)           (435)           (287)
          Amortization of unrecognized gain                          (435)           (133)            (44)
          Amortization of initial transition obligation               813              16               2
                                                               ---------------  --------------  --------------
          Net periodic pension cost                                 2,973            (178)           (163)
                                                               ===============  ==============  ==============

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

30.  ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

     a.   PENSION PLAN Continued

          The   weighted-average   actuarial   assumptions,   as  determined  by
          actuaries, were as follows:

                                                                               2001            2002
                                                                         ---------------  --------------
          Discount rate for determining projected benefit obligations         11.30%          11.30%
          Rate of increase in compensation levels                              8.15%           8.15%
          Expected long-term rate of return on plan assets                    14.45%          14.45%

                                                                     2002
                                                               ---------------
          Actuarial present value of benefit obligations:
            Vested benefit obligation                                (543)
            Accumulated benefit obligation                           (749)

            Projected benefit obligation                             (825)
            Plan assets at fair value                               2,660
                                                               ---------------
            Funded status                                           1,835

            Unrecognized net gain                                  (1,033)
            Unrecognized transition obligation                         13
                                                               ---------------
          Accrued pension cost recognized for US GAAP                (815)
                                                               ---------------

          In 2001,  for  employees  who  elected to  participate  in the defined contribution plan, pension plan assets of R$ 1,322 were transferred to the employee's  account in the defined  contribution  plan.  Under the provisions  of  Statement  of  Financial  Accounting  Standard No. 88,
          "Employers'  Accounting for  Settlements  and  Curtailments of Defined
          Benefit  Pension Plans and for  Termination  Benefits," the effects of employees  electing to withdraw from the defined benefit plan in order
          to  participate  in  the  defined   contribution  plan  constitutes  a
          curtailment which resulted in the recognition of a gain of R$ 1,683 to the  Company.  Additionally,  the  transference  of plan assets to the
          defined  contribution  plan  constitutes  a  settlement,   which  also
          resulted in the recognition of a gain of R$ 25 to the Company.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

30.  ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

     a.   PENSION PLAN Continued

                                                                 2001
          ------------------------------------------------------------------------------------------------------------
                                                                Before                                         After
                                                              Curtailment                                   Curtailment
                                                                  And          Effect of     Effect of         and
                                                               Settlement     Curtailment    Settlement     Settlement
                                                              --------------------------------------------------------
          Actuarial present value of benefit obligations:
            Vested benefit obligation                               (524)              -             -          (524)
            Accumulated benefit obligation                          (723)              -             -          (723)

            Projected benefit obligation                          (2,657)          1,796            38          (823)
            Plan assets at fair value                              2,022               -           (38)        1,984
                                                              --------------------------------------------------------
            Funded status                                           (635)          1,796             -         1,161

            Unrecognized net gain                                   (560)              -            25          (535)
            Unrecognized transition obligation                       129            (113)            -            16
                                                              --------------------------------------------------------

          Accrued pension cost recognized for US GAAP             (1,066)          1,683            25           642
                                                              --------------------------------------------------------

     b.   CONCENTRATION OF RISK

          Credit  risk with  respect  to trade  accounts  receivable  from third parties is  diversified.  Although  collateral  is not  required,  the
          Companies  continually  monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is three telephone  bills past-due.  Exceptions include  telephone  services  that must be  maintained  for reasons of safety or national security.

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
          Companies  negotiate new collective  labor  agreements every year with the local unions. The collective  agreements currently in force expire in November 2003.

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

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

30.  ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

     c.   RECENT ACCOUNTING PRONOUNCEMENTS

          In June of 2001, the FASB issued SFAS No. 143,  "Accounting  for Asset
          Retirement  Obligations," on the accounting for obligations associated with  the  retirement  of  long-lived  assets.  SFAS  143  requires  a liability to be recognized in the financial  statements for retirement obligations  meeting  specific  criteria.  SFAS 143 is  effective  for fiscal years beginning after June 15, 2002. The Company  believes that adoption of this statement  will not have a significant  impact on its financial position or results of operations.

          In August  2001,  the FASB issued SFAS No.  144,  "Accounting  for the
          Impairment or Disposal of Long-Lived Assets." SFAS 144 amends existing
          accounting   guidance  on  asset  impairment  and  provides  a  single
          accounting model for long-lived  assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as  held-for-sale.  The standard also broadens the scope of businesses
          to  be  disposed  of  that  qualify  for  reporting  as   discontinued
          operations,  and  changes  the  timing of  recognizing  losses on such operations.  The  provisions  of SFAS  144 will be  effective  for the
          Company's  fiscal  year 2002 and will be  applied  prospectively.  The
          Company is currently in the process of evaluating the potential impact that the adoption of SFAS 144 will have on its consolidated  financial position and results of operations, but believes that adoption of this statement  will  not have a  significant  impact  on its  consolidated financial position or results of operations.

          In June 2002,  the FASB  issued SFAS No.  146,  "Accounting  for Costs
          Associated  with  Exit or  Disposal  Activities."  SFAS  146  provides guidance  related to  accounting  for costs  associated  with disposal
          activities   covered  by  SFAS  144  or  with  exit  or  restructuring
          activities  previously  covered by Emerging Issues Task Force ("EITF")
          Issue  No.  94-3,   "Liability   Recognition   for  Certain   Employee
          Termination  Benefits  and Other Costs to Exit an Activity  (including
          Certain Costs Incurred in a Restructuring)."  SFAS 146 supersedes EITF
          94-3 in its entirety.  SFAS 146 requires that costs related to exiting an  activity  or  to a  restructuring  not  be  recognized  until  the liability is incurred.  SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
  (Amounts expressed in thousands of Brazilian Reais, except per share amounts)

30.  ADDITIONAL DISCLOSURES REQUIRED BY US GAAP (Continued)

     In  November  2002,  the FASB  issued  Interpretation  No. 45,  GUARANTOR'S
     ACCOUNTING AND DISCLOSURE  REQUIREMENTS FOR GUARANTEES,  INCLUDING INDIRECT
     GUARANTEES OF INDEBTEDNESS TO OTHERS,  AN INTERPRETATION OF FASB STATEMENTS
     NO. 5, 57 AND 107 AND A  RESCISSION  OF FASB  INTERPRETATION  NO. 34.  This
     Interpretation  elaborates on the  disclosures to be made by a guarantor in its interim and annual  financial  statements  about its obligations  under guarantees issued.  The  Interpretation  also clarifies that a guarantor is required to  recognize,  at inception of a guarantee,  a liability  for the fair  value of the  obligation  undertaken.  The  initial  recognition  and measurement  provisions of the  Interpretation are applicable to guarantees issued or modified  after  December 31, 2002 and are not expected to have a material  effect on the  Company's  financial  statements.  The  disclosure requirements  are effective  for financial  statements of interim or annual periods ending after December 15, 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based
     Compensation,  Transition and  Disclosure."  SFAS 148 provides  alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that  disclosures of the pro forma effect of using the fair value method of
     accounting  for  stock-based   employee   compensation  be  displayed  more
     prominently and in a tabular format.  The transition and annual  disclosure requirements  of SFAS 148 are  effective  for the  Company's  fiscal ending after  December  15,  2002.  The Company does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

     In January 2003, the FASB issued  Interpretation  No. 46,  CONSOLIDATION OF
     VARIABLE  ENTITIES,  AN  INTERPRETATION OF ACCOUNT RESEARCH BULLETIN -- ARB
     NO. 51. This Interpretation addresses consolidation by business enterprises
     of  variable   interests   entities   which  have  one  of  the   following
     characteristics:

     I) THE INVESTMENT AT RISK IS NOT SUFFICIENT TO PERMIT THE ENTITY TO FINANCE
     ITS ACTIVITIES WITHOUT ADDITIONAL SUBORDINATED FINANCIAL SUPPORT FROM OTHER
     PARTIES, WHICH IS PROVIDED THROUGH OTHER INTERESTS THAT WILL ABSORB SOME OR
     ALL THE EXPECTED LOSSES OF THE ENTITY.
     II)  THE  EQUITY  INVESTORS  LACK ON OR  MORE  OF THE  FOLLOWING  ESSENTIAL
     CHARACTERISTICS OF A CONTROLLING FINANCIAL INTEREST:
     A)  THE DIRECT OR INDIRECT  ABILITY TO MAKE  DECISIONS  ABOUT THE  ENTITY'S
         ACTIVITIES THROUGH VOTING RIGHTS OR SIMILAR RIGHTS.
     b)  the  obligation  to absorb  the  expected  losses of the entity if they occur, which makes it possible for the entity to finance its activities
     c)  the right to receive  the  expected  residual  returns of the entity if they occur,  which is the  compensation  for the risk of absorbing  the expected losses.

     The  disclosure  requirements  is  immediately  effective  for all variable interest entities created after January 31, 2003 and for the fiscal year or interim period beginning after June 15, 2003 for variable entities in which an enterprise holds a variable interest that is acquired before February 1,
     2003. The initial  recognition of the  Interpretation  is applicable  after
     December  31, 2002 and is not  expected to have an effect on the  Company's financial statements.

     d.   EARNINGS PER SHARE

          In these consolidated  financial statements,  information is disclosed per lot of thousand shares.

          Since the preferred and common  shareholders have different  dividend, voting  and  liquidation  rights,  basic  earnings  per share has been calculated using the "two-class"  method. The "two-class" method is an earnings  allocation  formula that  determines  earnings per share for preferred and common  shares  according to the dividends to be paid as
          required  by  the  Company's  by-laws  and  participation   rights  in
          undistributed earnings.

          Basic  earnings per common share is computed by reducing net income by distributable  and  undistributable  net income available to preferred shareholders and dividing net income available to common  shareholders by the weighted-average number of common shares outstanding during the period.  Net income available to preferred  shareholders is the sum of the  preferred  dividends  distributable  net income and the preferred shareholders' portion of undistributed net income.

          Undistributed net income is computed by deducting  preferred dividends and common  dividends  from net  income.  Undistributed  net income is shared  equally  on a per  share  basis by the  preferred  and  common shareholders.

          Under the Company's bylaws, if the Company is able to pay dividends in excess of the minimum  requirement for preferred  shareholders and the remainder of the net income is sufficient  to provide equal  dividends to both common and preferred shareholders, then the earnings per share will be the same for  both  common  and  preferred  shareholders.  The following  table  sets  forth the  computation  of basic  and  diluted earnings per thousand of common shares:

                                                                                YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------------------
                                                                        2000            2001            2002
                                                                 ----------------  --------------  --------------
      NUMERATOR:
        Net income for the year under US GAAP                        104,771           194,494         287,415
          Net income available to preferred shareholders -
          numerator for earnings per thousand share                   69,013           127,921         187,732
                                                                 ----------------  --------------  -------------

          Net income available to common shareholders -
          numerator for earnings per thousand shares                  35,758            66,573          99,683
                                                                 ================  ==============  ==============

      DENOMINATOR:
        Weighted-average outstanding shares (in thousands)
          Common...............................................  124,369,031       124,882,040     127,583,902
          Preferred............................................  240,029,997       239,964,678     240,279,068

        Earnings per thousand common and preferred shares in R$      0.28              0.53            0.78

31.  SUBSEQUENT EVENTS (UNAUDITED)

     On April 10, 2003 the National  Telecommunications Agency - ANATEL approved the  transfer  of  BID  S.A.'s  ownership  of  Tele  Centro  Oeste  Celular
     Participacoes S.A. to Telesp Celular Participacoes S.A..

     On April 25,  2003,  Tele  Centro  Oeste  Celular  Participacoes  S.A.  was
     notified by its controlling  shareholder that the transfer of the Company's shareholding control to Telesp Celular Participacoes S.A. had occurred.

                                 EXHIBIT INDEX

1.1  Amended  and   Restated   By-laws   (ESTATUTO   SOCIAL)  of  TCO   (English
     translation).

1.2  Amendment to the Charter of TCO  previously  filed with TCO's  registration statement on September 18, 1998 and incorporated herein by reference.

2.1  Deposit Agreement dated as of July 27, 1998 between TCO and The Bank of New
     York,  previously filed with TCO's registration  statement on September 18,
     1998 and incorporated herein by reference.

4.1  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the Brazilian government,  through Anatel, and TCO on February 3, 2003.

4.2  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the  Brazilian  government,  through  Anatel,  and
     Telegoias on February 3, 2003.

4.3  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the  Brazilian  government,  through  Anatel,  and
     Telems on February 3, 2003.

4.4  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the  Brazilian  government,  through  Anatel,  and
     Telemat on February 3, 2003.

4.5  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the  Brazilian  government,  through  Anatel,  and
     Teleron on February 3, 2003.

4.6  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the  Brazilian  government,  through  Anatel,  and
     Teleacre on February 3, 2003.

4.7  Personal Cellular Service  Authorization  Agreement  (English  translation)
     entered into and between the Brazilian government,  through Anatel, and NBT on February 3, 2003.

4.8  Consent of Ernst and Young Auditores Independentes S.C.

8.1  Significant Subsidiaries.

12.1 Certification  of Chief  Executive  Officer  Pursuant to 18 U.S.C.  Section
     1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2 Certification  of Chief  Financial  Officer  Pursuant to 18 U.S.C.  Section
     1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.