Form 20-F
period 2003-12-31
TELE CENTRO OESTE CELULAR PARTICIPACOES
filed 2004-06-30
CIK 1066114

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

Tele Centro Oeste Cellular Holding Company
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

SCS, Quadra 2, Bloco C, 226, 7° andar
70302-916 Brasília, DF, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 3,000 shares of Preferred Stock	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each class of stock of Tele Centro Participações S.A., as of December 31, 2003:

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

Yes X            No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 X

i

INTRODUCTION

     All references in this annual report to:

•	“Tele Centro Oeste Celular Participações S.A.”, “TCO”, “our company,” “our,” “we” and “us” are to Tele Centro Oeste Celular Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“U.S.$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing 3,000 shares of our preferred shares;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“Brazilian Central Bank,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“Brazilian corporate law” are to Law No. 6,404 of December 1976, as amended;

•	“Anatel” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunication regulatory agency;

•	“Telebrás” are to Telecomunicações Brasileiras S.A. – TELEBRAS;

•	“CDMA” are to Code Division Multiple Access, an aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain;

•	“1XRTT” are to 1x Radio Transmission Technology, the CDMA 2000 1X technology, which, pursuant to the ITU (International Telecommunication Union) and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology;

•	“TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain;

•	“AMPS” are to Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain;

•	“SMC” are to Serviço Movél Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by Anatel to provide mobile service in a specific frequency range;

•	“SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by Anatel to provide mobile service in a specific frequency range;

•	“WAP” are to Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets;

•	“SMS” are to Short Message Service for cellular handsets, which allow customers to send and receive alphanumerical messages;

•	“Customers” are to number of wireless lines in service; and

•	“Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers.

     TCO’s subsidiaries are: Telegoiás Celular S.A., or Telegoiás; Telemat Celular S.A., or Telemat; Telems Celular S.A., or Telems; Teleron Celular S.A., or Teleron; Teleacre Celular S.A, or Teleacre; Norte Brasil Telecom, S.A., or NBT; and TCO IP. TCO IP is an unlisted company created to deliver general telecommunications services both nationally and internationally, such as multimedia telecommunications and information services. TCO IP was classified as a service provider by Anatel. On April 26, 2002, TCO approved the merger of Telebrasília Celular S.A., or Telebrasília, formerly a subsidiary of TCO, into our company and the consequent transfer of the concession to explore mobile cellular services previously held by Telebrasília.

     Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel.

PRESENTATION OF FINANCIAL INFORMATION

     Our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by the Brazilian Corporate Law, or Brazilian Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 36 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders’ equity. The consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes as of and for the year ended December 31, 2003 and by Ernst & Young Auditores Independentes S.C as of December 31, 2002 and for the years ended December 31, 2002 and 2001.

     In previous years, we presented financial information in our annual report on Form 20-F using the price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council. The Brazilian Corporate Law Method does not permit price-level accounting for periods beginning as of 1996. We have changed to the Brazilian Corporate Law Method in this annual report because we do not primarily rely on price-level accounting in reporting to investors and authorities in Brazil. For consistency, we have presented all our financial information in this annual report according to the Brazilian Corporate Law Method. As a result, the financial information included in this annual report as of and for the year ended December 31, 2002 or for previous years is different from the information we presented in our annual report for the year ended December 31, 2002 or for previous years.

     The financial information is presented on a consolidated basis in the form required by the Brazilian Corporate Law. The operating information is presented for Region I (NBT) and for Region II (TCO), except where otherwise indicated. For comparison purposes, the reference to Region I (sub-ranges of the B frequencies) and Region II (sub-ranges of A frequencies) as Area 8 and Area 7 were respectively maintained in the Authorization Terms for the Personal Mobile Service (SMP).

FORWARD-LOOKING STATEMENTS

     Certain information included in this annual report, principally in “Item 3.D—Risk Factors,” “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” contain information that is forward-looking, including, but not limited to:

•	statements concerning our operations and prospects;

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	quantitative and qualitative disclosures about market risks; and

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

     Forward-looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	the short history of our operations as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil;

•	inflation, interest rate and exchange rate risks;

•	the Brazilian government’s telecommunications policy; and

•	the adverse determination of disputes under litigation.

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

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     Our consolidated financial statements included in this annual report on Form 20-F and the selected financial data presented for the periods described below have been prepared in accordance with the Brazilian Corporate Law Method, which is the same basis of accounting used in our annual financial statements published in Brazil, audited by Deloitte Touche Tohmatsu Auditores Independentes as of and for the year ended December 31, 2003 and by Ernst & Young Auditores Independentes S.C. as of December 31, 2002 and for the years ended December 31, 2002 and 2001. For consistent presentation, we have used the Corporate Law Method for all periods presented in this annual report on Form 20-F. See Note 2 to the consolidated financial statements.

     The financial information included in this annual report on Form 20-F is different from the information we presented in our annual report on Form 20-F for the year ended December 31, 2002 and for other previous years. See “Presentation of Financial Information” for more information about it.

Brazilian Corporate Law Method and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. See Note 36 to our consolidated financial statements for a summary of the differences between Brazilian Corporate Law Method and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2003 and 2002, and net income for the years ended December 31, 2003, 2002 and 2001.

Selected Financial Data

     The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2003	2002	2001	2000	1999
		(thousands of reais, except per share data)
Income Statement Data:
Brazilian Corporate Law Method
Net operating revenue	1,958,910	1,572,110	1,256,085	903,097	578,856
Cost of services and goods sold	(904,022)	(741,772)	(620,695)	(484,579)	(257,001)

Gross profit	1,054,888	830,338	635,390	418,518	321,855
Operating expenses:
Selling expenses	(300,516)	(215,282)	(194,514)	(128,162)	(107,647)

	Year ended December 31,
	2003	2002	2001	2000	1999
		(thousands of reais, except per share data)
General and administrative expenses	(193,258)	(141,860)	(108,333)	(78,017)	(57,344)
Other net operating expenses	(13,463)	(14,628)	(4,179)	(8,286)	(6,542)

Operating income before net financial result	547,651	458,568	328,364	204,053	150,322
Net financial income (expenses)	111,670	3,970	(6,462)	912	14,119

Operating income	659,321	462,538	321,902	204,965	164,441
Net nonoperating income (expenses)	(6,364)	4,292	296	1,448	(5,069)
Income before income taxes and minority interest	652,957	466,830	322,198	206,413	159,372
Income and social contribution taxes	(181,089)	(131,516)	(95,879)	(61,762)	(34,368)
Minority interest	(8,460)	(6,131)	(18,215)	(15,332)	(17,711)

Net income	463,408	329,183	208,104	129,319	107,293

Earnings per thousand shares	1.24	0.88	0.57	0.35	0.29
Dividends per thousand preferred shares (R$)	0.30	0.21	0.20	0.09	0.09
Dividends per thousand common shares (R$)	0.30	0.21	0.20	0.09	0.09
Dividends per thousand preferred shares (US$)(1)	0.10	0.07	0.09	0.04	0.05
Dividends per thousand common shares (US$)(1)	0.10	0.07	0.09	0.04	0.05

(1)	U.S. dollar amount determined according to the applicable exchange rate at the date of the general shareholders’ meeting that approved the dividend distribution.

	Year ended December 31,
	2003	2002	2001	2000	1999
		(thousands of reais, except per share data)
Income Statement Data:
U.S. GAAP
Net revenue	2,409,069	1,836,867	1,398,315	992,144	752,560
Operating income	552,143	444,808	324,728	219,047	86,831
Net income	487,670	299,324	215,965	146,489	76,825

Net income per thousand shares:
Common shares -basic	1.31	0.81	0.59	0.40	0.22
Common shares -diluted	1.29	0.81	0.59	0.38	0.20
Weighted average number of common shares outstanding – basic (thousands)	120,641,944	127,583,902	124,882,040	124,369,031	124,369,030
Weighted average number of common shares outstanding – diluted (thousands)	123,487,816	127,583,902	136,886,077	138,097,954	143,012,534
Preferred shares – basic	1.31	0.81	0.59	0.40	0.22
Preferred shares -diluted	1.30	0.81	0.59	0.39	0.21
Weighted average number of preferred shares outstanding – basic and diluted (thousands)	252,766,698	240,279,068	239,964,678	240,029,997	227,529,997

	Year ended December 31,
	(in thousands of reais, except when indicated)
	2003	2002	2001	2000	1999
Cash Flow Data:
Brazilian CorporateLaw Method
Cash flows provided by operating activities	625,483	615,831	431,992	393,895	263,249
Cash flows provided by (used in) investing activities	502,922	(520,863)	(425,684)	(353,986)	(392,445)
Cash flows provided by (used in) financing activities	(314,854)	(263,102)	(129,802)	347,134	69,843
Increase/ (decrease) in cash and cash equivalents	813,551	(168,134)	(123,494)	387,043	(59,353)
Cash and cash equivalents at beginning of year	158,503	326,637	450,131	63,148	122,501

Cash and cash equivalents at end of year	972,054	158,503	326,637	450,191	63,148

			At December 31,
	2003	2002	2001	2000	1999
		(in thousands of reais, except when indicated)
Balance Sheet Data:
Brazilian Corporate Law Method
Property, plant and equipment, net	891,030	891,418	888,039	841,375	716,303
Total assets	2,654,246	2,364,746	2,052,136	1,915,450	1,473,366
Loans and financing – current portion	135,042	324,980	279,507	490,239	91,521
Loans and financing – noncurrent portion	213,126	302,800	237,477	18,910	39,289
Shareholders’ equity	1,556,086	1,218,523	1,010,175	896,398	1,014,492
Share capital	570,095	534,046	505,000	303,000	303,100
Number of outstanding shares as adjusted to reflect changes in capital	373,408,642	373,408,642	365,379,257	364,399,028	364,399,028
U.S. GAAP
Property, plant and equipment, net	811,475	811,948	826,762	782,834	656,903
Total assets	2,655,017	2,331,705	2,045,373	1,898,104	1,135,125
Loans and financing – current portion	135,042	324,980	279,507	490,239	91,521
Loans and financing – noncurrent portion	213,126	302,800	237,477	18,910	39,289
Shareholders’ equity	1,545,120	1,183,295	1,006,393	884,755	668,383
Capital stock	570,095	534,046	505,000	303,000	303,100
Number of outstanding shares as adjusted to reflect changes in capital	373,408,642	373,408,642	365,379,257	364,399,028	364,399,028

Exchange Rates

     There are two principal legal foreign exchange markets in Brazil:

     1) the commercial rate exchange market; and

     2) the floating rate exchange market.

     Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate, and the system relying on the foreign exchange rate band has been eliminated. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in pricing and liquidity of both markets, each market continues to be regulated separately.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate substantially in the future. For more information on these risks, see “Risk Factors—Risks relating to Brazil”.

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated.

	Exchange Rate of R$ per U.S.$
	Low	High	Average(1)	Year-End
Year ended December 31,
1999	1.2078	2.1647	1.8150	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892

Source:	Central Bank of Brazil, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per U.S.$
	Low	High
Month Ended
December 31, 2003	2.8883	2.9434
January 31, 2004.	2.8022	2.9409
February 29, 2004	2.9042	2.9878
March 31, 2004	2.8752	2.9410
April 30, 2004	2.8743	2.9522
May 31, 2004	2.9569	3.2051
June 25, 2004	3.1030	3.1651

Source:	Central Bank of Brazil, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

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

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

•	currency fluctuations;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

     Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

     Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2003, the general price index, or the IGP-DI (the #ndice Geral de Preços – Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 7.7%, compared to 26.4% in 2002 and 10.4% in 2001. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected.

     Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

     The Brazilian currency has historically experienced frequent devaluations. The real devalued against the U.S. dollar by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. In 2003, the internal economy showed an inflation stabilization and the dissipation about uncertainty in the Governmental economic team, which promoted an appreciation of the real by 18.2%. However, there is no guarantee that this trend will continue or that the exchange rate will remain at current levels. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

     As of December 31, 2003, we had R$348.1 million in total debt, of which R$156.9 million was denominated in U.S. dollars. As of December 31, 2003, we had currency derivatives in place to cover 100% of our U.S. dollar-denominated debt and U.S. dollar-linked obligations. Also, significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. At the same time, while we may derive income from derivative transactions denominated in foreign currencies, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

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

     Adverse developments in other emerging market countries could lead to a reduction in both demand and the market price for our preferred shares and ADSs.

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

     Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunication services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

     This extensive regulation and the conditions imposed by our authorization to provide telecommunication services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

     Our results may be affected in the medium or long-term as a result of the new SMP rules.

     In 2002, Anatel changed the SMP regime (first enacted in December 2000), thus encouraging companies operating under the SMC system to migrate to the SMP system. Under the SMP regime, we no longer receive payment from our customers for outbound long-distance traffic, but we receive payment for the use of our network, in accordance with the network usage remuneration plan. In 2003, this change had little impact on us but we cannot assure that in the next years the interconnection fees that we will receive from long-distance operators will compensate us for the revenues that we would have received from our customers for outbound long-distance traffic.

     Until June 30, 2004, SMP service providers may opt to establish a price cap or freely negotiate their interconnection charges. After that date, free negotiation will be the rule, subject to Anatel regulations to be issued in regarding to the traffic capacity and interconnection infrastructure that must be made available to requesting parties.

     In addition, under the SMP regime, an SMP cellular operator will pay for the use of another SMP cellular operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. This rule is valid until June 30, 2005, after which no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic we terminate for other SMP cellular operators exceeds the traffic they terminate for our company, our revenues and results of operations may be adversely affected.

     The new rules may negatively affect our revenues and results of operations.

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

     There is substantial competition in the telecommunications industry. We not only compete with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and Internet access services, due to the trend towards the convergence and substitution of mobile services for these other services.

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

     Our controlling shareholder has a great deal of influence over our business.

     Our controlling shareholder is Telesp Celular Participações S.A. (TCP), which, in turn, is controlled by PT Móveis, SGPS, S.A. and Telefónica Móviles, S.A. through Brasilcel. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A. TCP owns 90.7% of TCO’s voting capital. See “Item 7. Major Shareholders and

Related Party Transactions—Major Shareholders”. Due to its share ownership, TCP has the power to control TCO and its subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. In addition, as Portugal Telecom and Telefónica Móviles share their participation in TCP in equal percentages, any disagreement or dispute between them, as controlling shareholders of TCP, may have an impact on the decision-making capabilities of TCP management and, consequently, of ours.

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

     In accordance with Brazilian corporate law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10—Additional Information—Memorandum and Articles of Association”.

     You might be unable to exercise preemptive rights with respect to our preferred shares unless there is a current registration statement in effect that covers those rights or unless an exemption from registration applies.

     You will not be able to exercise the preemptive rights relating to our preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or unless an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights see “Item 10—Additional Information.”

     An exchange of ADSs for preferred shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

     The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as Depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the Depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution 2,689 of the Central Bank of Brazil, dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

     If holders of ADSs do not qualify under Resolution 2,689, they will generally be subject to less favorable tax treatment on distributions with respect to our preferred shares. There can be no assurance that the Depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

     The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

     Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries.

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so.

ITEM 4. INFORMATION ON THE COMPANY

A. Our History and Development

General

     We are incorporated under the laws of the Federative Republic of Brazil under the name Tele Centro Oeste Celular Participações S.A. (Tele Centro Oeste Cellular Holding Company). We have the legal status of a sociedade por ações, or stock corporation, operating under the Brazilian corporate law. Our principal executive offices are located at SCS, Quadra 2, Bloco C, 226, 7 andar, 70302-916 Brasília, DF, Brazil. Our telephone number is 55-61-3962-7717, our facsimile number is 55-61-323-7250, and our website is located at www.vivo.com.br. The information on our website is not part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

     According to market share data published by Anatel, we are a leading provider of cellular telecommunications services in Brazil, controlled by Telesp Celular Participações S.A. and with seven subsidiaries. Below you will find a chart(1) showing the major companies in our ownership structure as of December 31, 2003 .

     (1) The percentage of TCP into TCO was calculated by excluding the treasury shares.

Telebrás and the Privatization

     TCO was created as a result of a restructuring of Telebrás in May 1998. Before 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries , known as the Predecessor Companies, and collectively known as the Telebrás System, were created, acquiring almost all of the telecommunication companies in Brazil, and creating a near monopoly over the provision of public telecommunications services in Brazil.

     In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

     In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, 12 new holding companies. Virtually all of the

Predecessor Companies’ assets and liabilities were allocated to the new holding companies, which we refer to as the New Holding Companies.

     TCO was one of the New Holding Companies. TCO was allocated all the share capital held by Telebrás in the operating subsidiaries of the Telebrás System that provided cellular telecommunications service in Area 7. In July 1998, the Brazilian government sold substantially all of its shares of the New Holding Companies, including TCO, to private sector buyers. The Brazilian government’s shares of TCO were purchased by Splice through BID S.A., its subsidiary at that time.

NBT

     On October 19, 1998, Tele Centro Oeste/Inepar, a consortium comprised of (i) Inepar S.A. Indústria e Construções (50%) and (ii) TCO (50%), was awarded a license to provide cellular telecommunications services in Area 8. On May 21, 1999, we acquired 45% of the shares of Tele Centro Oeste/Inepar from Inepar for R$26.5 million, increasing our holding in the consortium to 95%. Upon acquiring control, we renamed Tele Centro Oeste/Inepar “Norte Brasil Telecom S.A.” and registered it as a non-publicly held company. NBT provides cellular telecommunications service in the Brazilian States of Amapá, Amazonas, Maranhão, Pará and Roraima, known as Area 8, under concessions from the Brazilian government (the B Band Concessions). The A Band Concessions and the B Band Concessions are collectively referred to as “our concessions.”

TCO IP

     On November 21, 2000, SPLICE IP S.A. was formed as a closed corporation. TCO held 100% of its preferred shares and Splice do Brasil Telecomunicações e Eletrônica S.A., or Splice, held 99.99% of its common shares. As of March 5, 2001, the control of SPLICE IP S.A. changed to TCO, when TCO bought 99.99% of the common shares from Splice for R$0.05 million, and the name of the subsidiary changed to TCO IP S.A.

Transfer to Fixcel

     On December 31, 2001, Splice transferred all of its shares in BID S.A., TCO’s parent company, to Fixcel S.A. for R$860 million.

Merger of Telebrasília

     On April 26, 2002, the management of TCO and its subsidiary, Telebrasília Celular S.A., concluded all the legal and corporate acts necessary for the merger of Telebrasília into TCO. The reasons for the merger were: (1) the concentration of the liquidity of the stocks of TCO group ´s public companies into one single company, in order to decrease the capital costs, (2) the reduction of administrative, operational and financial costs incurred in connection with keeping two publicly held companies, and (3) the economies resulting from administrative and commercial sinergies existing between the companies. The costs of the merger were approximately R$315.000,00, mainly related to the engagement of specialized companies for the preparation of valuation reports, legal assistance as well as expenses with the publication of corporate acts. Each stock of Telebrasília Celular was substituted for 62.311958619 stocks of TCO.

Transfer to Telesp Celular Participações S.A.

     On April 25, 2003, TCP acquired 64.03% of our voting capital stock from Fixcel S.A. for approximately R$1,505.6 million, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. As of December 31, 2003, TCP has paid R$1,355.7 million of the total amount and the remaining will be paid in installments.

     On May 25, 2003, after acquiring 64.03% of our voting capital, TCP launched a tender offer for our remaining common shares in compliance with Brazilian legislation. The acceptance period concluded on November 18, 2003, and TCP acquired 74.2% of the outstanding available common shares at the price of R$ 16.73 per 1,000 common shares. The total purchase price for the new shares amounted to R$538.8 million. At December 31, 2003 TCP held 90.73% of our common shares, representing a 29.31% interest in us, excluding treasury shares. TCP also announced the intention to launch an exchange offer for our remaining shares through which TCP would have become our sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the CVM raised questions on to its compliance with Brazilian law. Although TCP and TCO believed, and believe, that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January, 2004.

     TCP is controlled by Brasilcel N.V., or Brasilcel, a joint venture between Portugal Telecom and Telefónica Móviles. This joint venture, with headquarters in the Netherlands, has 56.2% of the total market in Brazil, with 20.7 million customers at December 31, 2003, according to market share data published by Anatel. Its operations cover an area of approximately 130 million inhabitants, or 73% of the Brazilian population, and approximately 83% of its GDP. Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis. In December 2002, after Anatel approved this joint venture, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in:

•	TCP, which controls an A Band operator in the state of São Paulo and Global Telecom, a B Band operator in the states of Paraná and Santa Catarina;

•	Tele Sudeste Celular Participações S.A., which controls A Band operators in the states of Rio de Janeiro and Espírito Santo;

•	Tele Leste Celular Participações S.A., which controls A Band operators in the states of Bahia and Sergipe; and

•	Celular CRT Participações S.A., which controls an A Band operator in the state of Rio Grande do Sul.

Vivo

     All of the operating companies participating in the joint venture between Portugal Telecom and Telefónica Móviles, named Brasilcel, have been operating under the brand name “Vivo” since April 2003. The consolidation of a unified commercial model for the whole country centered on the Vivo brand, substituting the different brands under which the different companies offered their services in their respective states. The commercial strategy of Vivo is to increase their customer base as well as revenues, by retaining customers as well as maintaining their distribution channels. The launching of the Vivo brand was accompanied by loyalty programs and other measures designed to contribute to the success of the commercial strategy.

TCO ´s corporate restructuring

     On May 14, 2004, the management of TCP and TCO announced a proposal for corporate restructuring involving TCO and its subsidiaries Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. The purposes of such restructuring are to provide for: (i) an improvement in the cash flow of TCO and its subsidiaries, resulting from the transfer of the tax benefit corresponding to R$511 million from TCP to TCO, generated by the amortization of a goodwill at the amount of R$1,503 million, originally paid upon the acquisition of TCO and its subsidiaries by TCP in 2003 and (ii) a simplification of the corporate structure of TCO’s subsidiaries, whose minority shareholders will receive shares issued by TCO of the same type and class in substitution for the shares held by them respectively in TCO’ subsidiaries. TCO ´s subsidiaries will, therefore, become wholly-owned subsidiaries of TCO, which will improve the capitalization conditions of TCO and will benefit the minority shareholders of TCO’ subsidiaries.

     The intended restructuring shall be made in such a manner as to avoid any and all negative impacts over the future profits of both TCO and its subsidiaries, on account of the referred goodwill. The involved companies expect that the restructuring will be completed by July, 2004.

     To the extent that the tax benefits corresponding to the amortization of the deferred assets transferred to the TCO’ subsidiaries are realized, the respective especial premium reserves shall be capitalized, through the issuance of additional shares to TCP.

     On May 31, 2004, the first step of the restructuring process took place, concerning the merger of WXYZ0059 Holdings S.A., the holder of the investment and goodwill of TCO, into TCO.

     On June 14, 2004, TCO released a relevant fact regarding the 2nd and 3rd Stages of the corporate restructuring transaction, as following: (i) TCO’s partial spin-off, capital stock and share of the spinned-off company; and (ii) Merger of TCO operators’ shares into TCO, whereby the TCO Operators shall become wholly-owned subsidiaries of TCO. These steps shall be approved in special meeting of shareholders in the involved companies for the conclusion of the restructuring process.

Capital Expenditures

     The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity of the services we currently offer and the offering of new services as well as the development of information systems. This includes the increase of our network capacity, the overlay of 1xRTT technology in our TDMA network, the improvement of our overall quality, and the increase of the digitalization level of our network.

     The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2003.

	2003	2002	2001
	(millions of reais) (1)
Switching equipment	27.2	22.1	19.6
Transmission equipment	103.3	57.2	80.9
Information technology	34.1	43.1	31.0
Others(1)	43.0	48.2	59.0

Total capital expenditures	207.6	170.6	190.5

(1)	In 2003, “others” is composed by land (R$1.3 million), property constructions (R$4.7 millions), energy equipment (R$3.1 millions), towers (R$5.7 millions), improvements in properties of third parties (R$3.0 millions), conditioned air (R$1.0 million) and others (R$24.2 millions).

     We anticipate that our capital expenditures for 2004 will be approximately R$395 million. We intend to fund these capital expenditures mostly with cash generated from operations. See “Item 5B. Liquidity and Capital Resources.”

B. Business Overview

Overview

     We provide cellular telecommunications services in Brazil’s Federal District and in 11 Brazilian states: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, and Tocantins, comprising altogether 5.8 million Km2 and 31.8 million people. We are the leading cellular operator in our Region, according to market share data published by Anatel. The table below sets forth the net operating revenues for Telebrasília, Telegoiás, Telemat, Telems, Teleron, Teleacre and NBT for the periods indicated.

	Year ended December 31,
	2003	2002	2001
	(thousands of reais)
Telebrasília Celular/TCO(1)	492,283	437,234	373,805
Telegoiás Celular	461,742	357,744	279,203
Telemat Celular	291,793	219,277	169,651
Telems Celular	231,327	178,766	143,459
Teleron Celular	88,753	66,514	48,655
Teleacre Celular	43,733	34,145	25.761
NBT	366,802	292,465	216,151
Others	629	1,090	307
Intercompany eliminations	(18,152)	(15,125)	(907)

Total	1,958,910	1,572,110	1,256,085

(1)	As a result of the merger of Telebrasília Celular S.A. into TCO on April 26, 2002, the operating revenues which were earned by Telebrasília Celular S.A. before the merger became revenues of TCO with a base date for the merger of December 31, 2001.

Our Operations

     The following tables set forth information on TCO and NBT’s cellular telecommunication base, coverage and related matters at the dates and for the years indicated.

     TCO — Area 7

	Year ended December 31,
	2003	2002	2001
Cellular lines in service at year-end (in thousands)	3,310	2,469	1,995
Contract customers	800	712	583
Prepaid customers	2.510	1,757	1,412
Customer growth during the year	34.1%	23.8%	38.6%
Churn(1)	21.84%	15.19%	13.23%
Estimated population of concession areas (million)(2)	15,4	15,2	14,9
Estimated covered population (million)(3)	13,6	13,3	12,8
Percentage of population covered (4)	88,6%	88%	86%
Penetration at year-end — TCO(5)	31.8%	16.3%	13.2%
Percentage of municipalities covered	49.23%	47.24%	43.40%
Average monthly minutes of use per customer(6)	103	112	116
Market share(7)	67.5%	73.0%	76.9%

NBT – Area 8

	Year ended December 31,
	2003	2002	2001
Cellular lines in service at year-end (in thousands)	802	598	417
Contract customers	150	149	112
Prepaid customers	652	449	305
Customer growth during the year	34.1%	43.4%	62.3%
Churn(1)	31.93%	16.77%	16.12%
Estimated population of concession areas (million)(2)	16,4	16,1	15,8
Estimated covered population (million)(3)	10,6	9.7	8.8
Percentage of population covered(4)	64.6%	66.0%	60.4%
Penetration at year-end — NBT(5)	15.2%	3.7%	2.64%
Percentage of municipalities covered	26.93%	23.62%	18.32%
Average monthly minutes of use per customer(6)	98	107	133
Market share(7)	32.7%	35.0%	31.5%

(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)	Projections based on estimates of Instituto Brasileiro de Geografia e Estatística — IBGE.

(3)	Number of people within our Region that can access our cellular telecommunication signal.

(4)	Percentage of the population in our Region that can access our cellular telecommunication signal.

(5)	Number of cellular lines in service in our Region, including those of our competitors, divided by the population of our Region.

(6)	Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the simple average of lines in service during the relevant year (includes roaming in and excludes roaming out).

(7)	Information published by Anatel.

Our Services

     We provide cellular telecommunications services in the frequency of 850 MHz using digital technology TDMA and analog technology AMPS. In 2003, we began overlaying CDMA-1xRTT, reaching several cities, such as Brasília and Goiás.

     We provide voice service and ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short text messaging, limitation on the number of used minutes, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through either PCMCIA (Personal Computer Memory

Card International Association, an organization consisting of some 500 companies that has developed a standard for small, credit card-sized devices, called PC Cards) cards designed to connect compatible PDA’s (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by cable connection that offers to corporate subscribers secure access to their intranet and office resources.

     In addition, we launched in 2003 MMS (Multimedia Message Service) and MExE (Mobile Execution Environment) that enable the handset to download applications and execute them at the mobile. We also launched a user interface with icons at the handset to identify the main services, such as Voice Mail, Downloads, SMS, etc, for a friendlier access to our services.

     We offer roaming services, through agreements with local cellular service providers throughout Brazil and other countries that allow our subscribers to make and receive calls while out of our concession areas. We also provide reciprocal roaming services to subscribers of those cellular service providers while they are in our concession areas.

Our Region

     The region in which TCO’s subsidiaries operate consists of Area 7 and Area 8, which we refer to as the Region, and covers an aggregate area of approximately 5.8 million square kilometers and 31.8 million people, representing approximately 68% of the total area of Brazil and 18% of Brazil’s population. In our Region, 34 municipalities have populations in excess of 100,000 people. Area 7, which is serviced by Telegoiás, Telemat, Telems, Teleron and Teleacre (and former Telebrasília), includes the Federal District and the following six Brazilian states: Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre. Area 8, which is serviced by NBT, includes the following five Brazilian states: Amapá, Amazonas, Maranhão, Pará and Roraima.

     The following tables set forth population, GDP and per capita income statistics for each state in our Regions at the dates and for the year indicated.

Area		At December 31, 2003		Year ended December 31, 2003
		Population	% of Brazil’s	GDP (billions of	% of Brazil’s	Per capita income
Subsidiary	State	(million) (1)	population (1)	reais) (2) (3)	GDP (3)	(reais) (2) (3)
Telebrasília	Federal District	2.16	1.2%	37.9	2.5%	17,556.08
Telegoiás	Goiás	5.22	3.0%	28.6	1.9%	5,480.37
Telegoiás	Tocantins	1.22	0.7%	3.2	0.2%	2,623.82
Telemat	Mato Grosso	2.61	1.5%	17.3	1.1%	6,606.73
Telems	Mato Grosso do Sul	2.16	1.2%	16.5	1.1%	7,643.41
Teleron	Rondônia	1.44	0.8%	7.6	0.5%	5,284.42
Teleacre	Acre	0.60	0.3%	2.4	0.2%	3,924.67
NBT	Amapá	0.53	0.3%	2.6	0.2%	4,863.71
NBT	Amazonas	2.99	1.7%	25.1	1.7%	8,383.25
NBT	Maranhão	5.99	3.4%	12.5	0.8%	2,080.02
NBT	Pará	6.50	3.7%	25.8	1.7%	3,974.79
NBT	Roraima	0.36	0.2%	1.3	0.1%	3,560.78
Our Region		31.78	18.0%	180.8	12.0%	5,683.88

Source:	IBGE. We calculated the GDP for the states based on percentages published by IBGE in previous years.

(1)	Estimates from Target 2003 – “Brazil em Foco.”

(2)	Our estimates are expressed in nominal reais.

(3)	Nominal Brazilian GDP was R$1,515 billion as of December 2003 calculated by IBGE.

     Our company’s business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and on the economy of the Region, in particular. See “Item 3D. Risk Factors.”

Marketing and Sales

     We closely follow the developments in the markets where we operate and constantly launch new promotions.

     A strong customer acquisition policy has been implemented across all the company’s operators through aggressive mass sales promotions and segmented actions. Efforts to acquire new customers for prepaid and postpaid services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

     With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wished to change their cell phones. The company is strongly involved in a high-value customer loyalty program by offering aggressive discounts on cell phones through direct marketing actions.

     TCO currently has 62 shops and kiosks of its own, besides an efficient authorized service network, on an exclusive or nonexclusive basis, with 1,794 service points capable of selling services and cell phones. The credit recharges are available for customers in more than 46 thousand sites.

Customer Service

     As part of the strategy for standardizing service provided by TCO operators to their customers, we have outsourced 100% of the customer services while keeping full management control. These services are available on a 24-hour basis from our call center and our website.

     Satisfaction evaluation

     Customer satisfaction is evaluated by regular satisfaction surveys. More than 8,700 Vivo customers were interviewed all over the country in 2003 for aspects such as customer assistance, technical assistance, products and services. The overall satisfaction mark was 8.25 on a range from 1 to 10. Several actions have since been carried out in order to increase our customer satisfaction.

     Assistance to customer claims

     TCO is provided with a qualified staff designed to assist and provide explanations to customers in any and all requests or doubts concerning services provided. All customers are given a feedback to their requests.

     Vivo was ranked first in 2003 in a survey entitled “Companies that most respect consumers”, carried out by the IBRC (Brazilian Institute of Customer Relations) for the Consumidor Moderno (Modern Consumer) issue.

Our Network

     Before November 1998, our network used only AMPS analog technology. After privatization in 1998, we began to use CDMA and TDMA digital technologies. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. Digital cellular telecommunications service also reduces the risk of fraud. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

     Our network is connected primarily through a fiber-optic transmission system leased from incumbent wire line companies, consisting of cellular switches, base stations and other network elements, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signalling Transfer Point, PDSN and gateways. We continue to increase network capacity and coverage to improve service quality and to meet consumer demand.

     As of December 31, 2003, TCO covered 40.1% of the municipalities, or 76.3% of the population, in its Region. The network provides CDMA Digital, TDMA digital and AMPS analog services and it is composed of cellular switches, base-stations, and other network elements, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signalling Transfer Point and gateways.

     Nortel Networks – Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.) and Ericsson Telecomunicações S.A. are our principal suppliers.

     Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management center is located in Brasília and monitors the critical network operational parameters of TCO and NBT. This center is able to identify abnormalities in both our network and in third parties networks, using the failure and signalling monitoring systems. In addition, quality and service standards are constantly monitored. The network management center is integrated with the maintenance and operation teams that maintain and operate the cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbone.

     Our network is prepared to provide continuity of service for our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

     Under our authorizations, we are obligated to meet certain requirements for service quality and annual network expansion. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies”. We have already achieved all of our required network expansion obligations.

Sources of Revenue

     We generate revenue from:

•	usage charges, which include measured service charges for calls and other similar charges;

•	network-usage charges (or interconnection charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	monthly subscription charges, which are not charged to our prepaid customers;

•	the sale of cellular handsets and accessories; and

•	other charges, including charges for call forwarding, call waiting, call blocking and Data Services, such as short message service, wap, downloads and MMS services. They are charged only when the customer’s plan does not include these services.

     Our rates are subject to approval by Anatel. See “Item 4—Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry.”

     The table below sets forth our net operating revenues by category of activity:

	2003	2002	2001
Monthly subscription charges	148,316	114,956	121,512
Usage charges	1,095,847	882,980	643,523
Roaming charges	11,693	19,356	17,391
Additional call charges	30,827	22,890	20,877
Interconnection	776,814	649,271	526,846
Sale of handsets and prepaid cards	383,471	283,807	245,932
Other services	40,308	15,956	8,254

Gross operating revenue	2,487,276	1,989,216	1,584,335
Taxes on gross revenue, discounts granted and return of goods	(528,366)	(417,105)	(328,250)

Net operating revenue	1,958,910	1,572,110	1,256,085

     Contract Customers

     Since October 1994, cellular telecommunications service in Brazil has been offered on a “calling party pays” basis, under which customers pay only for calls that they originate. In addition, customers pay roaming charges on calls made or received outside their home registration area.

     Customer charges are calculated based on the customer’s calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below. Our Region is divided into 18 registration areas, designated for payment purposes.

     Interconnection Charges

     We earn revenues from any call that originates from another cellular or fixed-line service provider network connecting one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See Item 4 “Information on the Company—Business Overview—Operating Agreements—Interconnection Agreements.” Tariff increases are subject to Anatel ´s review and approval.

     Bill and Keep

     Under the SMP system, network remuneration between SMP mobile operators will only be due if traffic carried in the same registration area between two networks, in a given direction, exceeds 55% of the total traffic exchanged between them. In this case, only those calls which have surpassed the 55% threshold will be subject to payment for network usage. This rule is valid until June 30, 2005. Thereafter, SMP operators will adopt full Bill and Keep, by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

     Roaming Fees

     We receive revenue pursuant to roaming agreements with other cellular service providers. When a customer of another cellular service provider makes a call within our Region, that service provider pays us for the call at the applicable rate. Conversely, when one of our customers makes a cellular call outside of our Region, we must pay the charges associated with that call to the cellular service provider in whose region the call originates. See “Item 4—Information on the Company—Business Overview—Operating Agreements—Roaming Agreements.”

     Handset Sales

     We sell dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS) and tri-mode (1900MHz CDMA and 800MHz CDMA/AMPs) cellular handsets and PCMCIA cards through our own stores and dealers. We also sell dual-mode TDMA (800MHz TDMA/AMPS and 800MHz AMPS) for the current TDMA operation where we are implementing a CDMA overlay. Although we still have some customers using analog service (approximately 0.8% of our total customer base at December 31, 2003), we have implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to our high value customers, to encourage analog customers to transfer to digital service. Our current suppliers are Motorola, LG, Samsung, Nokia and Toshiba.

     Operating Agreements

     TCO has an agreement with Brasil Telecom to lease physical space, real estate, air conditioning, energy, security and cleaning services. TCO also leases from Brasil Telecom transmission capacity necessary to complete the construction of our network infrastructure.

     Interconnection Agreements

     The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See "—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Interconnection.”

     We believe that our subsidiaries have adequate interconnection agreements with all the fixed line operators they need to provide their services. We also believe that our subsidiaries have all the necessary interconnection agreementswith local distance carriers.

     Roaming Agreements

          We are a member of the Brazilian Roaming Committee, a group comprised of 21 companies providing cellular services in Brazil through either A and B bands. The Committee was created to standardize roaming services in Brazil and elsewhere.

          The roaming agreements require us and the other cellular service providers to provide service to roaming customers on the same basis that each member provides service to its own customers, and to carry out a monthly reconciliation of roaming customer usage charges.

     We offer automatic international roaming in Argentina and Uruguay. Currently the markets of North America, Europe, Africa, Asia and Oceania are offered to our customers through third-party partners.

Taxes on Telecommunications Services and Handset Sales

     The cost of telecommunications services and handset sales to customers incorporates a variety of taxes, including:

•	ICMS. The principal tax is the Imposto sobre Circulação de Mercadorias e Serviços, or the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates from 7% to 27%, on certain revenues from the sale of goods and services rendered, including telecommunications services.

•	COFINS. The Contribuição Para Financiamento da Seguridade Social, or COFINS, is a social contribution tax on gross operating revenues at a rate of 3%.

•	PIS. The Programa de Integração Social, or PIS, is another social contribution tax that is imposed on gross operating revenue at a rate of 0.65%. In October 2002, Law No. 10,637 was enacted, making such contribution noncumulative and increasing the rate to 1.65%, except in connection with telecommunication services, where the rate continues to be 0.65%.

•	FUST. On August 17, 2000, the Brazilian federal government created the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, a social contribution tax applicable to all telecommunications services at a rate of 1%. The purpose of the FUST tax is to fund a portion of the costs incurred by telecommunication service providers to meet the universal service targets required by Anatel in case these costs are not entirely recoverable through the provision of the telecommunications services.

•	FUNTTEL. On November 28, 2000, the Brazilian federal government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, a social contribution tax applicable to all telecommunications services at a rate of 0.5%. The purpose of the FUNTTEL tax is to promote the development of telecommunications technology in Brazil and to improve competition.

•	FISTEL. On July 7, 1966, the Brazilian federal government created the Fundo de Fiscalização das Telecomunicações, or FISTEL, a tax applicable to telecommunications transmission equipment. The purpose of the FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry.

The FISTEL tax is comprised of two different fees:

•	an installation and inspection fee that is assessed every time we activate a new cellular number; and

•	an operation and inspection fee, assessed annually on the basis of the total number of cellular numbers in use and the total number of radio base stations installed at the end of the fiscal year.

     The installation and inspection fee is assessed based on the net activation of cellular numbers, i.e., the number of new cellular activations subtracted from the number of cancelled subscriptions, as well as on the basis of the net additions of radio base stations.

Billing and Collection

     Pursuant to Brazilian law, customers must receive a bill at least five days before the due date, and companies must allow customers at least 15 days from the due date before suspending outgoing service for nonpayment. Customers may choose from a number of billing options, including traditional paper bills, direct withdrawal from the customer’s bank account and some deferred payment options. We have also introduced a new billing service through which customers can receive and pay bills via the Internet.

     We estimate that approximately 70% (by value) of our invoices are paid in the month they are due. If a subscriber’s payment is more than 15 days past due, service may be partially suspended and if it is more than 30 days past due, service may be totally suspended until payment is received. After 90 days delinquency, if a subscriber’s payment is not made, the subscriber’s contract may be cancelled, the subscriber’s name is filed with credit protection agencies, and the debts are referred to independent collection agencies. Our net losses on trade accounts receivable were 1.9%, 1.6% and 3.1% of gross operating revenues in 2003, 2002 and 2001, respectively. These figures are calculated as dividing the total amount of Provisions for the Allowance for Doubtful by Gross Operating Revenues. See “Item 5 — Operating and Financial Review and Prospects — Operating Results for the Years Ended December 31, 2003, 2002 and 2001 — Operating Expenses — Selling Expenses”. Our company offers the possibility to negotiate debts by means of installments.

     We receive roaming fees from other cellular service providers when their subscribers make cellular calls while within our Region, and pay roaming fees to other cellular service providers when our subscribers make cellular calls while outside of our Region. See “Item 4 - Information on the Company — Business Overview — Sources of Revenue - Roaming Fees”. We receive network-usage fees from other service providers when their subscribers make calls that terminate on a cellular telephone within our Region, and we pay network-usage fees when our subscribers make calls that terminate on the network of another service provider. See “Item 4 — Information on the Company - Business Overview — Sources of Revenue — Interconnection Charges”. At the end of each month, our company and the other service providers reconcile the amounts owed between them on a gross basis and settle the balance on a net basis. For international and domestic long-distance calls made by its subscribers, our Company forwards the amount registered on account of such calls to a clearinghouse operated by Embratel – Empresa Brasileira de Telecomunicações S.A., and charges the carriers a fee for the use of its cellular telecommunications network.

Fraud Detection and Prevention

     Generally, we encounter two principal types of fraud: subscription fraud and cloning fraud. Subscription fraud occurs when a person, typically using documents that do not belong to him and a fictitious address, obtains cellular telecommunications service with no intention of paying for the service. We can usually detect subscription fraud prior to the invoicing of charged services by analyzing the subscriber’s use of the cellular line and information on file with us and with collection agencies. Nevertheless, it is difficult for us to control this type of fraud because of Anatel’s application of Rule 05/78, which prohibits the suspension of service prior to an account being 15 days past due. We may, however, suspend service when the subscription is a suspect one and fraud has been confirmed (by means of specific check-ups). In such cases, the rules imposed by Anatel do not prevent the suspension of service. In any case, subscription fraud is one of the most significant problems for cellular companies in Brazil.

     Cloning fraud consists of duplicating the cellular signal of a bona fide subscriber, which enables the perpetrator of the fraud to make telephone calls using the subscriber’s signal. The mobile identification number and equipment serial number of the subscriber are captured by the “cloner” by using a radio scanner. To avoid inconveniences to subscribers, we delete the cloned calls from the billing system before issuing invoices to them.

     Our fraud-control section can detect the clone and suspend service immediately after the first cloned call. The subscriber is then informed and his invoices are scrutinized monthly. Currently, we attempt to minimize and deter cloning fraud through preventative measures, such as locking international calls (service is provided only upon request by the subscriber) and creating a 24-hour fraud control center consisting of 11 analysts using the Integrated Fraud Detection and Control System, or SAF. The SAF is linked to a national network, which allows the detection, analysis, and control of abnormalities in cellular service usage that may indicate fraud throughout Brazil.

Competition

     We face intense competition in all the areas in which we operate, principally from other cellular service providers and also from fixed line operators. Many of these competitors are part of large, national or multinational groups and therefore have access to financing, new technologies and other benefits that derives from being owned by such a group. Fixed line operators generally charge much lower tariffs than cellular service providers.

     The main cellular competitor of Telegoiás, Telemat, Telems, Teleron, and Teleacre is Americel S.A. The main fixed line operator in this area is Brasil Telecom S.A. NBT ´s main cellular competitor is Amazônia Celular S.A. The fixed line operator in its area is Telemar Norte Leste S.A.

     We also compete with certain other wireless telecommunications services, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some in our Region as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than mobile telecommunications services.

     Satellite-operated services, which guarantee nationwide coverage, are also available in Brazil. Although these services have the advantage of covering much larger areas than those covered by the cellular telecommunications services, they are considerably more expensive than the cellular telecommunications services we offer and do not provide competitive coverage inside buildings. Currently, our company does not plan to offer satellite-operated mobile services (other than those included in the roaming contracts entered into with providers of satellite services), though we may offer such services in the future.

     There can be no assurance that the entry of new competitors will not have significantly adverse effects on our business, financial condition, or the results of our operations or prospects. Any adverse effects on our market share, which results from pressures originating from competition, will depend on several factors which cannot be assessed with precision and which are therefore beyond our control. Among such factors are the identity of the competitors, their strategy and ability to conduct business, market conditions prevailing at the time, rules applicable to the new market participants and to us, as well as the effectiveness of our efforts to prepare for and to face the strong competition. There may also be competitors with higher technical capacity and more resources than ours.

Regulation of the Brazilian Telecommunications Industry

     General

     Our business, the services we provide and the prices we charge are subject to regulation under the General Telecommunications Law and various administrative enactments, which regulate the services provided by Brazilian telecommunications operators.

     Anatel is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the Anatel Decree. Anatel is financially autonomous and administratively independent of the Brazilian government. However, Anatel maintains a close relationship to the Ministry of Communications. Any regulation proposed by Anatel is subject to a period of public comment, which may include a public hearing. Anatel’s irregular conduct can be challenged in the Brazilian courts. On November 25, 1998, Anatel enacted Resolution 73—Regulation of Telecommunication Services, which regulates in detail the new comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

     Concessions and Authorizations

     Prior to January 2000, Anatel had only authorized two mobile service providers in each of the ten franchise areas under A Band and B Band. A Band and B Band mobile service providers were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications service other than those authorized by its concession, it may apply to Anatel for an authorization to offer such other services.

     In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are inserted in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. Also, the government authority is entitled to direct and control the performance of the services, to apply penalties, and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire to maintain an economic and financial balance of the concession agreement. The concession is granted for a fixed period of time and is generally renewable once.

     An authorization is a permission granted by the public administration under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunication service in the private regime. The authorization is granted for an indeterminate period of time. Under an authorization, the government does not guarantee to the authorized company the economic-financial equilibrium, as is the case under concessions.

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

     Under these new licenses:

•	services are to be provided using the 1,800MHz frequency;

•	each operator may provide domestic and international long-distance services in its licensed area;

•	existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market can bid for C Band, D Band and E Band licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers can only bid for D Band and E Band licenses;

•	a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

•	current A Band and B Band cellular service providers can apply for an extra frequency range.

     Pursuant to the SMP services regulation each of the three main regions is divided into registration areas, or tariff areas.

     On February 3, 2003, TCO chose to replace its SMC Concession Contracts for Personal Mobile Service Agreements (Termos de Autorização do Serviço Móvel Pessoal, or SMP) in Regions I (sub-range of “B” frequencies) and II (sub-range of “A” frequencies) of the General Granting Plan (Plano Geral de Outorgas, or PGO). In addition, TCO has full control of TCO IP S.A., which holds a national authorization for Multimedia Communication Services (Serviços de Comunicação Multimídia, or SCM).

     In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from our network.

     Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers may opt to establish a price cap or freely negotiate their interconnection charges. The conditions of the network usage fee negotiation will be regulated by Anatel. Thereafter, the terms and conditions of the interconnection are freely negotiated between wireless and fixed-line operators, subject to compliance with regulations to be established by Anatel relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter. Because Anatel considers us to be affiliated with Telefónica, which already provides wireline long distance services in the state of São Paulo and was awarded a license to provide these services nationwide, Anatel will not award a wireline long distance license to us. Though we and other mobile operators have requested that Anatel revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wireline long distance operators due to long distance traffic originating and terminating on our network.

     The authorizations consist of two licenses – one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for another 15-year period upon the payment of an additional license fee.

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

     TCO’s new authorizations impose obligations to meet higher quality of service standards, such as: the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. Anatel published the method for collecting these quality service standards data on April 23, 2003 (Anatel Resolution No. 335/03).

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

     Rate Regulation

     Our authorizations continue to provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a package of services. The package consists of the services in our Basic Plan, including monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the IGP-DI. However, mobile operators are able to freely set the rates for alternative service plans.

     The initial price cap agreed to by Anatel and us in our authorizations had been based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in our authorizations. The price cap has been revised to reflect the rate of inflation as measured by the IGP-DI. The weighted average price for the entire package of services may not exceed the price cap, but the price for individual services within the package may be increased.

     Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other A and B Band service providers is still subject to a price cap stipulated by Anatel. This price cap is valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators. Anatel will regulate the conditions of the network usage fee negotiation. The price cap for the interconnection fee varies from company to company, on the basis of the underlying cost characteristics of each company’s network. B Band service providers are subject to price caps established during the auction process for their licenses.

     Internet and Related Services in Brazil

     In Brazil, Internet service providers, or ISPs, are deemed to be suppliers of value-added services and not telecommunications service providers. Anatel’s Resolution 190 requires cable operators to act as carriers of third-party Internet service providers. The Brazilian House of Representatives is considering a law that would penalize Internet service providers for knowingly providing services that allow illegal goods or services to be sold on the

Internet, and would impose confidentiality requirements on Internet service providers regarding nonpublic information transmitted or stored on their networks.

C. Organizational Structure

     Our controlling shareholder is TCP, which, in turn, is controlled by PT Móveis SGPS, S.A. and Telefónica Móviles, S.A. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A. As of December 31, 2003, TCP owned 90.73% of TCO’s common shares. Due to its share ownership, TCP has the power to control TCO, including the power to elect TCO’s Board of Directors and officers and to determine the direction and future operations of TCO. In addition, PT Móveis SGPS, S.A. and Telefónica Móviles, S.A. share their participation in TCP in equal percentages.

     Our subsidiaries are: Telegoiás, Telemat, Telems, Teleron, Teleacre, NBT and TCO IP. TCO IP is an unlisted company created to deliver general telecommunications services both nationally and internationally, such as multimedia telecommunications and information services.

     Substantially all of TCO’s assets consist of shares in its subsidiaries and the assets transferred to TCO as a result of the merger with Telebrasília. TCO relies very substantially on dividends from its subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     For a more detailed description of our ownership structure, see “—Our History and Development.”

D. Property, Plant and Equipment

     Our principal physical assets consist of transmission equipment, switching equipment, base stations and other communication devices, such as voicemail, prepaid service, SMS, Home Location Registers, Signalling Transfer Point and gateways. All switches, cell sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages.

     At December 31, 2003, TCO had 14 cellular switches and other equipment installed in 13 owned spaces and one leased space. TCO leases almost all of the sites in which its cellular telecommunications network equipment is installed. Its 906 base stations were installed in 801 cell sites, administrative buildings, administrative facilities and warehouses, and the average term of these leases is 5 years. In addition, TCO owns administrative buildings (approximately 33,322 square meters), warehouse space (approximately 2,666 square meters) and 4 stores, and also leases administrative facilities (approximately 2,598 square meters), warehouse space (approximately 4,032 square meters), three kiosks and 38 retail stores throughout our region.

     At December 31, 2003, NBT had 12 cellular switches and other equipment installed in 12 owned spaces. NBT leases almost all of the sites in which its cellular telecommunications network equipment is installed. Its 193 base stations were installed in 223 cell sites, administrative buildings, administrative facilities and warehouses, and the average term of these leases is 5 years. In addition, NBT owns administrative buildings (approximately 607 square meters) and also leases administrative facilities (approximately 4,230 square meters), warehouse space (approximately 3,096 square meters), five kiosks and 14 retail stores throughout our region.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Selected Financial Data.”

Critical Accounting Policies

     In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under Brazilian Corporate Law Method are described in Note 3 to our consolidated financial statements. A description of the differences in accounting policies between Brazilian Corporate Law Method and U.S. GAAP is included in Note 37 to our consolidated financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•	revenue recognition;

•	depreciation of property, plant and equipment;

•	valuation of property, plant and equipment;

•	provisions for contingencies;

•	deferred income taxes; and

•	financial instruments.

a. Revenue recognition

     Under Brazilian Corporate Law Method and U.S. GAAP, revenues from customer calls are based on time used, according to Brazilian Corporate Law Method, and recognized when services are provided.

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy for U.S. GAAP or for Brazilian Corporate Law Method.

b. Depreciation and Amortization

     Depreciation on property, plant and equipment is calculated on a straight-line method of the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical decrease of 10% to the useful lives of switching and transmission equipment existing at December 31, 2003. This hypothetical change would result in an incremental increase in the annual depreciation expense of R$14.7 million in the year of the change.

c. Valuation of property, plant and equipment

     In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Under Brazilian Corporate Law Method, the recoverability of assets as mentioned above, if negative, would indicate the amount that would be considered impaired.

     A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumption and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. The use of different assumptions and estimates could significantly change our financial statements, for example, if we had used more conservative assumptions and estimates the expected future net cash flow may have led us to recognize impairment charges on our property, plant and equipment, which would have decreased our results of operations and shareholders’ equity. No impairment losses have been recognized for any of the periods presented.

d. Provisions for contingencies

     We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue, based on legal advice. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Future possible changes in the recorded reserve amounts would impact our results of operations in the period that such changes are recorded.

e. Deferred income taxes

     We compute and pay income taxes based on results of operations under Brazilian Corporate Law Method. Under U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates with respect to our expected future taxable income, we would be required to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

f. Financial instruments

     With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. Under U.S. GAAP, we recorded net income for 2003, 2002 and 2001 of R$487.7 million, R$299.3 million, and R$216.0 million, respectively, compared to net income of

R$463.4 million, R$329.2 million, and R$208.1 million, respectively, under the Brazilian Corporate Law Method. Shareholders’ equity at December 31, 2003 and 2002 was R$1,545.1 million and R$1,183.3 million, respectively, under U.S. GAAP, compared to R$1,556.1 million and R$1,218.5 million, respectively, under the Brazilian corporate law method.

     See Note 36 to our audited consolidated financial statements for a description of the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity.

New Accounting Pronouncements

     In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not result in any impact on the Company’s financial statements.

     In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The adoption of SFAS 150 did not result in any impact on the Company’s financial statements.

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

     In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic plans beginning with fiscal years ending after December 15, 2003 and any foreign plans beginning with fiscal years ending after June 15, 2004. The Company has adopted these additional disclosures for the year ended December 31, 2003 (See Note 38.a).

     In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

     In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The adoption of this EITF had no impact on the Company’s financial position or results of operations.

     In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

A. Operating Results

Results of Operations for 2003, 2002 and 2001

     The following table sets forth certain components of our income, as well as the percentage change of each year from the prior year, for the years ended December 31, 2003, 2002, and 2001. The financial statements referring to December 31, 2002 and 2001 were reclassified when applicable, for comparative purposes.

     Statement of Income

	Year ended December 31,			%Change
	2003	2002	2001	2003-2002	2002-2001
	(millions of reais)
Net operating revenue	1,958.9	1,572.1	1,256.1	24.6	25.2
Cost of services and goods sold	(904.0)	(741.8)	(620.7)	21.9	19.5
Gross profit	1,054.9	830.3	635.4	27.1	30.7
Operating expenses:
Selling	(300.5)	(215.3)	(194.5)	39.6	10.7
General and administrative	(193.2)	(141.9)	(108.3)	36.2	31.0
Other net operating expenses	(13.5)	(14.6)	(4.2)	(7.5)	247.6
Total	(507.2)	(371.8)	(307.0)	36.4	21.1
Operating income before net financial result	547.7	458.5	328.4	19.4	39.6
Financial income (expenses), net	111.6	4.0	(6.5)	2,600.0	(161.5)
Operating income	659.3	462.5	321.9	42.6	43.7
Net non-operating income (expenses)	(6.3)	4.3	0.3	(246.5)	1,333.3
Income before taxes and minority interest	653.0	466.8	322.2	39.9	44.9
Income and social contribution taxes	(181.1)	(131.5)	(95.9)	37.7	37.1
Minority interest	(8.5)	(6.1)	(18.2)	39.3	(66.5)

Net income	463.4	329.2	208.1	40.8	58.2

     Operating Revenues

     Our operating revenues are mainly derived from:

•	customer usage charges, which include charges for incoming and outgoing calls, roaming and other similar charges;

•	interconnection charges, which are amounts we charge other cellular and fixed-line service providers for use of our network in order to complete calls originated outside our network;

•	monthly subscription charges, which we charge exclusively to our contract plan customers;

•	sale of cellular handsets and accessories; and

•	other service charges, including charges for call forwarding, call waiting, call blocking and SMS, which are charged only when the customer’s plan does not include these services for free.

     The composition of our operating revenues has been affected by the shift toward prepaid services (which generate usage charges and interconnection charges but do not generate monthly subscription charges, and which have attracted lower income customers to our services). Net additions increased the number of contract customers by 10.3% to 950 thousand in 2003, and by 23.9% to 861 thousand in 2002, from 695 thousand million in 2001. Net additions increased the number of prepaid customers by 43.3% to 3,162 thousand in 2003, and by 28.5% to 2,207 thousand in 2002, from 1,717 thousand in 2001.

     Interconnection rates increased by 10.0% in February 2002 and 22.0% since February 2003. Anatel authorizes cellular operators to increase tariffs based upon the prior 12-month period’s cumulative inflation, measured by the IGP variation from February to January of each year.

     As of July 6, 2003, cellular telecommunications operators in Brazil were required by the SMP rules to implement long distance Carrier Selection Codes (Códigos de Seleção de Prestadora, or CSP) used by customers to choose their carrier for domestic long distance services (VC2 and VC3) and international cellular calls. As a result, TCO no longer receives revenues from VC2 or VC3 calls and international calls.

     Additionally, in accordance with Anatel regulations, “Bill & Keep” rules were adopted for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between them. However, when traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the local traffic between the two providers, the SMP provider who originates the higher traffic must pay the other provider the local usage tariff for the portion of the traffic that exceeds 55%.

     The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We do not determine net operating revenues (i.e., after deduction of taxes) by category of service.

     The following table sets forth certain components of our operating revenues, as well as the percentage change of each year from the prior year, for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,			% Change
	2003	2002	2001	2003-2002	2002-2001
	(millions of reais)
Usage charges	1,138.4	925.2	681.8	23.0	35.6
Monthly subscription charges	148.3	115.0	121.5	29.0	(5.3)
Interconnection charges	776.8	649.3	526.8	19.6	23.2
Sales of handsets and accessories	383.5	283.8	245.9	35.1	15.4
Other	40.3	15.9	8.3	153.5	91.6

Total gross operating revenue	2,487.3	1,989.2	1,584.3	25.1	25.6
Value-added and other indirect taxes	(482.8)	(377.6)	(293.2)	27.8	28.8

Sales and service discount and return of goods sold	(45.6)	(39.5)	(35.0)	15.4	12.9

Net Operating Revenue	1,958.9	1,572.1	1,256.1	24.6	25.2

     Net operating revenues increased by 24.6% to R$1,958.9 million in 2003 from R$1,572.1 million in 2002, which in turn represented a 25.2% increase from R$1,256.1 million in 2001. The growth in revenues in 2003 was attributed mainly to a 23.4% increase in local outgoing traffic, a 23.0% increase in usage charges due to an increase of 34.1% in our customer base, a 38.4% increase in sales of cellular handsets and accessories; and a 153.5% increase in revenues from other services, mainly due to intensive campaigns addressed to users of SMS (Short Message Service), WAP and 1xRTT services. The increase in net operating revenues in 2002 was principally due to an increase in tariffs charged to our customers and in interconnection charges; and an increase of 27.2% in our customer base which resulted in an increase in usage charges.

     The increases in 2003 and 2002 were partially offset by lower average monthly revenues per customer. The average number of customers, calculated as the number of customers at the beginning of the year plus the number of customers at the end of the year, divided by two, increased 31.0% to 3,590 thousand customers in 2003 from 2,740 thousand customers in 2002, representing in turn a 33.4% increase from 2,054 thousand customers in 2001. Average monthly net revenues from services per customer decreased principally as a result of an increase in the percentage of prepaid customers in relation to total customers as a result of new customers acquired and customers switching from contract plans to prepaid plans; and the introduction of new service plans directed at users with lower monthly subscription charges.

     Usage charges. Usage charges increased 23% to R$1,138.4 million in 2003, from R$925.2 million in 2002, which in turn represented a 35.6% increase from R$681.8 million in 2001. This increase was principally due to a 34.0% increase in the total number of subscribers to 4,112 thousand total lines in service at December 31, 2003 from 3,068 thousand total lines in service at December 31, 2002. Beginning in July 2003, this increase was partially offset by the impact of the new rules relating to the long distance Carrier Selection Code described above. The increase in revenues from customer usage charges in 2002, compared to 2001, resulted principally from higher usage of our services due to the increase in our customer base and launching of new plans.

     Monthly subscription charges. Revenues from monthly subscription charges increased 29.0% to R$148.3 million in 2003, from R$115.0 million in 2002, which in turn represented a 5.3% decrease from R$121.5 million in 2001. The increase in 2003 resulted mainly from an increase of 10.3% in the number of contract customers and the launch of new plans that are designed to fit a contract customer’s profile. The decrease in revenues in 2002 resulted from the launch of the free minutes plans, where the monthly deductible values (minimum consumption) are booked as usage revenue.

     Interconnection charges. Our revenues from interconnection charges increased 19.6% to R$776.8 million in 2003, from R$649.3 million in 2002, which in turn represented a 23.2% increase from R$526.8 million in 2001. The increases in network usage revenues in 2002 and 2003 reflected the increase in our average interconnection charges, which were higher due to rate increases, partially offset by a reduction in incoming call traffic, despite the increase in our customer base of prepaid customers. Beginning in July 2003, the new rules relating to the long distance Carrier Selection Code and the Bill & Keep rules described above had little impacts on us in 2003.

     Sales of handsets and accessories. Revenues from sales of handsets and accessories increased 35.1% to R$383.5 million in 2003, from R$283.8 million in 2002, which in turn represented a 15.4% increase from R$245.9 million in 2001. The increase in 2003 resulted mainly from an increase in sales volume, especially in sales of medium and higher value handsets. Revenues from handset sales are reported before commissions and promotional discounts and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic, as opposed to generating profits on the sales, and TCO therefore subsidizes portions of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, profit margins are generally negative after taxes and discounts. In 2003, 2002 and 2001, the subsidy resulted in a gross loss (calculated as the difference from net operating revenues from sales minus the cost of goods sold) of approximately R$88.5 million, R$105.5 million and R$98.3 million on handsets sales, respectively

     Other. Revenues from other services increased 153.5% to R$40.3 million in 2003, from R$15.9 million in 2002, which in turn represented a 91.6% increase from R$8.3 million in 2001. The increases in revenues from other services in 2003 and 2002 were due primarily to increases in the use of the SMS services and in the number of subscribers.

     Value-added and other indirect taxes. Value-added and other indirect taxes increased 27.8% to R$482.8 million in 2003, from R$377.6 million in 2002, which in turn represented a 28.8% increase from R$293.2 million in 2001. Value-added taxes and other indirect taxes on operating revenues were 19.3% of our gross operating revenues in 2003, 18.9% in 2002 and 18.5% in 2001. The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues, since the interconnection charges are not subject to ICMS.

     Sales and service discount and return of goods sold: Sales and service discount and return of goods sold increased 15.4% to R$45.6 million in 2003, from R$ 39.5 million in 2002, which in turn represented a 12.9% increase from R$ 35 million in 2001. Discounts granted vary depending on how competitive the company intends to be.

     Cost of Services and Goods Sold

     The following table sets forth certain components of our cost of services and goods, as well as the percentage change of each year from the prior year, for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,			% Change
	2003	2002	2001	2003-2002	2002-2001
	(millions of reais)
Cost of services and goods sold:
Depreciation and amortization	161.2	128.7	118.0	25.3	9.1
Personnel	18.8	15.6	12.0	20.5	30.0
Materials and services	90.7	71.2	55.8	27.4	27.6
Interconnection	147.1	142.7	102.9	3.0	38.7
Fistel fees	85.0	60.2	53.2	41.2	13.2
Cost of goods sold	390.0	314.2	273.3	24.1	15.0
Others	11.2	9.2	5.5	21.7	67.3

Total	904.0	741.8	620.7	21.9	19.5

     Cost of services and goods sold increased 21.9% to R$904.0 million in 2003, from R$741.8 million in 2002, which in turn represented a 19.5% increase from R$620.7 million in 2001. The increase in 2003 was principally due to a 24.1% increase in the cost of goods sold, resulting from increases in volume and in the average cost of handsets, as a result of the sale of more sophisticated and expensive handset models; a 27.4% increase in the cost of materials and services; and a 25.3% increase in depreciation and amortization from 2002 to 2003, resulting from the growth of our network. The increase in 2002 was principally due to an increase in the cost of goods sold, principally due to an increase in the cost of handsets due to the devaluation of the real and an increase in the number of more sophisticated handsets sold; and an increase in fixed-line network expenses, as a result of the increase in the interconnection charges paid to other cellular service and fixed-line providers. The gross margin (cost of services and goods divided by net revenues) was 53.9% in 2003, compared to 52.8% in 2002, and 50.6% in 2001.

     Depreciation and amortization. Depreciation and amortization expenses increased 25.3% to R$161.2 million in 2003, from R$128.7 million in 2002, which in turn represented a 9.1% increase from R$118.0 million in 2001. The increases in 2003 and 2002 were due primarily to the expansion of our network and investments in technical support systems, resulting in an increase in depreciable assets.

     Personnel. Personnel expenses increased 20.5% to R$18.8 million in 2003, from R$15.6 million in 2002, which in turn reflected a 30.0% increase from R$12.0 million in 2001. The increase in 2003, compared to 2002, principally derived from severance costs relating to a former executive and to an overall increase in personnel salaries. A contract signed in December 2003, retroactive to November 1st, established a linear increase of 7.5% in salaries in line with inflation. The increase in 2002, compared to 2001, principally derived from the increase in the number of employees we hired to service our expanding network and customer base.

     Materials and services. Materials and services include cost of materials and services received from third-parties, including rents for dedicated lines paid to other cellular telecommunications service providers, to fixed-line companies and carriers. Cost of materials and services increased by 27.4% to R$90.7 million in 2003, from R$71.2 million in 2002, which in turn represented a 27.6% increase from R$55.8 million in 2001. The increase in 2003, compared to 2002, was due primarily to (1) an increase of R$ 4.5 million in leased lines payable to other telecommunications service providers, due to increases in traffic and in tariffs; and (2) an increase in the cost of maintaining our network. The increase in 2002, compared to 2001, was due primarily to the significant increase of our network in 2001.

     Interconnection. Expenses from interconnection include fees we pay to other telecommunications service providers for the use of their network to complete local, long distance and international calls originating in our network. Usage charges increased 3.0% to R$147.1 million in 2003, from R$142.7 million in 2002, which in turn represented a 38.7% increase from R$102.9 million in 2001. The increase in 2003 was due to tariffs increase. The increase in 2002 resulted principally from an increase in the interconnection rates and an increase in the number of minutes of outgoing calls from our network, as a result of an increase in the number of calls originated by users of our plans.

     Fistel fees. Fistel fees increased 41.2% to R$ 85.0 million in 2003 from R$60.2 million in 2002, which in turn represented a 13.2% increase from R$53.2 million in 2001. The increases in 2003 and 2002 were principally due to the expansion of our network (expansion of our subscriber-base and to the installation of new base-stations).

     Cost of goods sold. The cost of handsets and accessories sold increased 24.1% to R$390.0 million in 2003, from R$314.2 million in 2002, which in turn represented a 15.0% increase from R$273.3 million in 2001. The increase in the cost of goods sold in 2003, compared to 2002, was principally due to an increase in sales volume and an increase in the average cost of handsets and the sale of more sophisticated and expensive handset models.

     Operating Expenses

     The following table sets forth certain components of our operating expenses, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2003.

	Year ended December 31,			Percentage change
	2003	2002	2001	2003-2002	2002-2001
	(in millions of reais)
Operating expenses:
Selling expenses	(300.5)	(215.3)	(194.5)	39.6	10.7
General and administrative expenses	(193.2)	(141.9)	(108.3)	36.2	31.0
Other net operating income (expense)	(13.5)	(14.6)	(4.2)	(7.5)	247.6

Total	(507.2)	(371.8)	(307.0)	36.4	21.1

     Operating expenses increased 36.4% to R$507.2 million in 2003, from R$371.8 million in 2002, which in turn represented a 21.1% increase from R$307.0 million in 2001. The increase resulted mainly from a 39.6% increase in selling expenses, which included sales commissions to independent distributors, and an increase of 36.2% in general and administrative expenses.

     Selling expenses. Selling expenses increased 39.6% to R$300.5 million in 2003, from R$215.3 million in 2002, which in turn represented a 10.7% increase from R$194.5 million in 2001. The increase was principally due to an increase of R$59.3 million in outsourced services, which included sales commissions to independent distributors reflecting net additions of subscribers, and a 42.3% increase in provisions for doubtful accounts to R$47.1 million in 2003 from R$33.1 million in 2002. The increase in 2002, compared to 2001, was due principally to an increase in outside services, due to an increase in the dealers’ commissions.

     Provisions for the allowance for doubtful accounts, included in selling expenses, had an increase of 42.3% to R$47.1 million in 2003 from R$33.1 million in 2002, which in turn represented a 31.5% decrease from R$48.3 million in 2001. The unusual value of R$ 33.1 million in 2002 was due to an agreement with a wire line company that resulted in a recuperation of R$7.5 million, which did not happen in 2003.

     General and administrative expenses. General and administrative expenses increased 36.2% to R$193.2 million in 2003, from R$141.9 million in 2002, which in turn represented a 31.0% increase from R$108.3 million in

2001. The increase in 2003, compared to 2002, resulted mainly from a R$22.8 million increase in personnel, as a result of the hiring of new employees and of a contract signed in December 2003, retroactive to November 1st, for a linear increase in salaries of 7.5% in line with inflation, as well as a R$15.9 million increase in outside services, primarily related to corporate information technology services. The increase in 2002, compared to 2001, resulted mainly from a R$23.7 million increase in outside services, and a R$16.7 million increase in depreciation.

     Other net operating income (expense). Net operating expense decreased 7.5% to R$13.5 million in 2003, from R$14.6 million in 2002, which in turn represented a 247.6% increase from R$4.2 million in 2001. The decrease in other net operating income in 2003, compared to 2002, resulted mainly from the reversal of R$5.3 million provision relating to litigation over the assessment of ICMS tax on activation fees, as well as from a R$5.2 million increase in revenues from fines received from clients. This was partially offset by the increase of the expenditures with the Fust and Funttel taxes, which increased proportionally to the increase of our revenues from telecommunications services. The increase in 2002, compared to 2001, resulted mainly from an increase by R$11.3 million in taxes other than income taxes.

     Net Financial Income (Expenses)

     The following table sets forth certain components of our net financial income (expenses), as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2003.

	Year ended December 31,			% Change
	2003	2002	2001	2003-2002	2002-2001
		(R$ million)
Financial income	208.4	159.0	97.9	31.1	62.4
Exchange gains (losses)	76.4	(123.9)	(41.5)	(161.7)	198.5
(Loss) gains on foreign currency derivative contracts	(92.7)	65.5	7.4	(241.5)	785.1
Financial expenses	(80.5)	(96.6)	(70.3)	(16.7)	37.4

	111.6	4.0	(6.5)	2,690.0	(161.5)

     Net financial income (expenses) reflects, among others, the net effect of interest income and expense, and net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See Note 9 to our consolidated financial statements. Our net financial expenses increased 2,690.0% to R$111.6 million in 2003 from R$ 4.0 million in 2002, which in turn represented a decrease of 161.5%from R$6.5million in 2001. The increase in 2003 was mainly due to an increase in the financial income and in the exchange gain. The decrease in 2002 was mainly due tho the exchange rate fluctuation. Derivative contracts resulted in a loss of R$ 92.7 million in 2003 against a gain of R$ 65.5 million in 2002.

     Income and Social Contribution Taxes

     We incurred income and social contribution taxes in the amount of R$181.1 million in 2003, a 37.7% increase from R$131.5 million in 2002, which in turn represented a 37.1% increase from R$95.9 million in 2001. The effective income tax rate before minority interests was approximately 27.7% in 2003, 28.2% in 2002, and 29.8% in 2001. The increase in income and social contribution taxes vary proportionately to our net income or loss. See Note 11 to our consolidated financial statements.

B. Liquidity and Capital Resources

Sources of Funds

     We generated cash flow from operations of R$625.5 million, R$615.8 million and R$432.0 million in 2003, 2002 and 2001, respectively.

     We had R$213.1 million of long-term loans and financing as of December 31, 2003. Our R$135.0 million in short-term loans and financing as of December 31, 2003 consisted primarily of funding from financial institutions applied to long lived assets. At December 31, 2003, we had a working capital (current liabilities minus current assets) of R$886.7 million, attributable primarily to: (i) an increase of R$813.6 million in cash and cash equivalents; (ii) a R$170.0 million increase in customer accounts receivable; and (iii) a R$189.9 million reduction in short-term loans and financing. Excluding financial items, working capital at December 31, 2003 was R$59.2 million, representing an increase of R$43.1 million compared to December 31, 2002, attributable primarily to the R$170.0 million increase in customer accounts receivable, partially offset by R$121.9 million increase in accounts payable.

     Our principal assets are the shares of Telegoiás, Telemat, Telems, Teleron, Teleacre, NBT and TCO IP, as well as the assets transferred to TCO as a result of the merger with Telebrasília. We rely on dividends from our subsidiaries to meet our cash needs, including the payment of dividends to our shareholders. We control the payment of dividends by our subsidiaries, subject to limitations under Brazilian law. There are no contractual restrictions on the payment of dividends by our subsidiaries to us.

Uses of Funds

     Our principal uses of funds are for capital expenditures, servicing our debt, and payments of dividends to shareholders. Acquisition of property, plants and equipment used funds in the amount of R$207.6 million, R$170.6 million, and R$190.5 million in 2003, 2002, and 2001, respectively. Dividends and interest on shareholders’ equity payments consumed cash flows of R$93.7 million, R$96.4 million, and R$43.3 million, in 2003, 2002, and 2001, respectively. Payment of debt consumed cash flows of R$285.5 million, R$515.3 million, and R$1,423.2 million, in 2003, 2002 and 2001, respectively.

     We believe that our available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures and other operating needs.

Capital Expenditures

     Capital Expenditures. The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2003.

	2003	2002	2001
	(millions of reais) (1)
Switching equipment	27.2	22.1	19.6
Transmission equipment	103.3	57.2	80.9
Information technology	34.1	43.1	31.0
Others(1)	43.0	48.2	59.0

Total capital expenditures	207.6	170.6	190.5

(1) In 2003, “others” is composed by land (R$1.3 million), property constructions (R$4.7 millions), equipment of energy (R$3.1 millions), towers (R$5.7 millions), improvements in properties of third parties (R$3.0 millions), conditioned air (R$1.0 million) and others (R$24.2 millions).

     The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity of the services we currently offer and the offering of new services as well as the development of information systems. This includes the increase of our network capacity, the overlay of 1xRTT technology in our TDMA network, the improvement of our overall quality, and the increase of the digitalization level of our network.

     We anticipate that our capital expenditures for 2004 will be approximately R$395.1 million, mainly for investments in network expansion, introduction of new products and services that will make customers’ lives easier and to maximize the use of cellular telephony, besides improving the quality of our services. Our management expects to finance 2004 capital expenditures principally with cash generated from operations.

     Payment of Dividends

     See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Payment

of Dividends”.

     Debt

     As of December 31, 2003, TCO’s total debt position was as follows:

Amount Outstanding
as of December 31,
Debt	2003
(R$ millions)
Loans	348.1
Total long-term debt, excluding the short-term portion	213.1

Short-term debt	135.0

Total debt	348.1

     As of December 31, 2003, TCO’s total debt was R$348.1 million, of which R$156.9 million, or 45.1%, was denominated in foreign currency (U.S. dollars) and, therefore, exposed to currency fluctuations. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. In 2003 and 2002, our derivatives produced an accumulated net unrealized loss of R$15.0 million and a net gain of R$51.5 million respectively. We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2003, approximately 99.5% of our interest-bearing liabilities bore interest at floating rates, primarily LIBOR for U.S. dollar-denominated debt and CDI, TJLP and UMBND, a local index, for real-denominated debt. Accordingly, our financing expenses will increase if market interest rates, such as LIBOR, CDI or TJLP, rise. At December 31, 2003, all of our foreign currency derivatives contracts bore interest payments linked to the Brazilian CDI rate. We have not hedged against the risk of interest rates increasing. The CDI rates as of December 31, 2003 and 2002 were 16.27% and 24.83% respectively.

     Some of the debt agreements of TCO and its subsidiaries contain restrictive covenants. Financial ratios involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt to capital ratios. As of December 31, 2003 and 2002, we are in compliance with all of them.

C. Research and Development

     We did not make any contributions or incur any expenses related to research and development in 2003 and 2002. In 2001, TCO spent R$436,000 on Research and Development activities. TCO invested in the structuring of its Network Management Center, particularly in the consolidation of the flaw management and workforce areas. Moreover, we developed software applications (for corporate use and client service support) internally or in partnership with small software development companies. These software applications give us an important advantage over our competitors in the area of customer service.

D. Trend Information

     A significant growth in cellular telephony is expected to exceed Brazil’s economic growth once again in 2004. In 2004, the maintenance of fierce competition is expected, as a result of the entry of new competitors, accelerating consolidation of national coverage and continuing efforts towards improving network technology.

E. Off-balance sheet arrangements

     We do not have any off-balance sheet financing. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F. Tabular disclosure of contractual obligation

     The following table represents our contractual obligations and commercial commitments as of December 31, 2003:

	Payments due by period in millions of reais
		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years
Contractual obligations:
Long-term debt	318.4	1.8	164.8	151.8	—
Capital lease obligations	3.9	3.3	0.6	—	—
Operating leases	15.5	5.2	7.3	2.5	0.5
Unconditional purchase obligations	266.5	266.5	—	—	—
Other long-term obligations(1)	17.4	17.1	0.3	—	—

Total contractual cash obligations	621.7	293.9	173.0	154.3	0.5

(1)	Contracted long-term suppliers or contracted short-term suppliers with penalties for early termination.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     Our company is managed by a Board of Directors and a Board of Executive Officers. Our shareholders elect the members of the board of directors. The Board of Directors consists of ten members, with a three-year term for each member. The Board of Directors holds regular meetings every three months and holds special meetings when called by the Chairman or by two members of the Board of Directors. After each meeting, the corresponding minutes are prepared reflecting all the decisions made during the meeting.

     Listed below are the current members of the Board of Directors and their respective positions:

Name	Position	Date of election
Félix Pablo Ivorra Cano	Board Member	April 29, 2003
Shakhaf Wine	Board Member	March 16, 2004
Fernando Xavier Ferreira	Board Member	April 29, 2003
Luis Miguel Gilpérez López	Board Member	March 16, 2004
Ernesto Lopez Mozo	Board Member	April 27, 2003
Ignácio Aller Mallo	Board Member	April 27, 2003
Zeinal Abedin Mahomed Bava	Board Member	April 27, 2003
Carlos Manuel de Lucena e Vasconcelos Cruz	Board Member	April 27, 2003
Eduardo Perestrelo Correia de Matos	Board Member	April 27, 2003
Pedro Manuel Brandão Rodrigues	Board Member	July 11, 2003

     Set forth below are brief biographical descriptions of the directors:

     Félix Pablo Ivorra Cano, 58 years old, is the president of the board of directors and has been a member of the board of directors since February 1999. Mr. Ivorra currently is the president of the board of directors of Telefónica Móviles and serves on the board of directors of Telecomunicações de São Paulo S.A, Brasilcel N.V., Celular CRT Participaçoes, S.A., Tele Sudeste Celular Participaçoes, S.A., Telesp Celular Participaçoes, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Leste Celular Participaçoes, S.A., Telefónica Móviles SAC Perú, Telefónica Móviles Perú Holding, S.A.A and MobiPay International, S.A. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded

Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in telecommunication engineering from Escola Técnica Superior de Engenharia — ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas – ICADE, also in Madrid.

     Shakhaf Wine, 36 years old, is currently an executive officer of Portugal Telecom S.G.P.S. and also a member of the board of directors of Brasilcel N.V., Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A, Teleacre Celular S.A., Telegoiás Celular S.A., Norte Brasil Telecom S.A., Telemat Celular S.A., Telems Celular S.A., TCO-IP S.A., Teleron Celular S.A., Universo Online S.A. e Banco1.Net S.A. Mr Wine was an executive officer of investment bank and was in charge of the European corporate clients group of Global Telecommunications of Merrill Lynch International from 1998 until 2003, Senior Associate Officer of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998. He holds a degree in economy from the Pontifícia Universidade Católica do Rio de Janeiro.

     Fernando Xavier Ferreira, 55 years old, is currently the Chief Executive Officer of the Telefónica Group in Brazil and member among others of the Board of Directors of Telefónica Móviles, Brasilcel, N.V. Tele Sudeste Celular Participações, S.A., Celular CRT Participações, S.A., Tele Centro Oeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A. and Telesp Celular Participações, S.A. During 1998, Mr. Ferreira served as a member of ANATEL. From 1995 to 1998, he was General Director of Telebrás and president of the board of directors of Embratel and Telesp S.A. Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987. He is currently a member of the Latin-America Committee of the New York Stock Exchange and the Global Infrastructure Commission. He holds a degree in electrical engineering from the Catholic University of Rio de Janeiro, Brazil.

     Luis Miguel Gilpérez López, 46 years old, is the Executive Director of the International Area of Telefónia Móviles. Mr. Gilpérez also serves on the board of directors of Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Tele Sudeste Celular Participaçoes, S.A., Tele Centro Oeste Celular Participaçoes, S.A., Celular CRT Participaçoes, S.A., Telesp Celular Participaçoes, S.A. He is also de Executive Chairman of MobiPay International, S.A. He began his career at an insurance company, where he worked for six years, in various departments. He joined the Telefónica group in 1981, where he has worked since then. He has particularly been involved with activities related to mobile telephony. He was in charge of the service’s commercial activities from 1987 to 1993, when Telefónica Móviles España was created. At Telefónica Móviles España he has held management positions in virtually all its business areas. He has a post-graduate degree in Business Administration and holds a degree in Industrial Engineering.

     Ernesto Lopez Mozo, 40 years old, serves as Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A. Mr. Lopez is a member of the board of directors of Telefónica Móviles de España, S.A., Mobipay International, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participaçoes, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações, S.A. He was previously a senior manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. Lopez worked for five years at J.P. Morgan. He holds a degree in civil engineering from ETSICCP in Madrid and a master’s degree in business administration from the Wharton School.

     Ignacio Aller Malo, 59 years old, is a member of the board of directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participaçoes, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações, S.A. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. by 2003 and has held several positions at Telefónica de España since 1967.

     Zeinal Abedin Mahomed Bava, 38 years old, is currently the Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TV Cabo Portugal, S.A. since March 2004, Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003;

Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Telesp Celular Participações S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996. He holds a degree in electronic and electrical engineering from the University of London B.S.C.

     Carlos Manuel de Lucena e Vasconcellos Cruz, 46 years old, is currently the Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003; Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice president of Trans Union España Credit Burear S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 until 1993; President of “European Customer Service group” of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 until 1985; Economist of Finance Ministry of Portugal from 1978 until 1983. Mr. Cruz holds a degree in business from the I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa or Higher Education Institute for Labor and Corporate Sciences), Portugal, and a post-graduate degree in management from D.S.E. (the German Foundation for International Development), Germany.

     Eduardo Perestrelo Correia de Matos, 55 years old, is currently the president of Portugal Telecom Brasil S.A. and a member of the board of directors of each of PT Móveis, Serviços de Telecomunicações, S.G.P.S., S.A., Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. From 1976 to 1987, Mr. Matos held various operational positions in the planning and control areas of CTT - Corrêios e Telecomunicações de

Portugal S.A. and TLP-Telefones de Lisboa e Porto S.A. From 1987 to 1990 he was the secretary of state for external transportation and communications in Portugal. In addition, he served as president at Marconi S.G.P.S. Comunicações, S.A. from 1990 to 1991 and at Mobitel S.A. from 1991 to 1996. Mr. Matos was also a member of the board of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002. He holds a degree in economics from the Technical University of Lisbon, Portugal.

     Pedro Manuel Brandão Rodrigues, 53 years old, is currently also a member of the board of directors and of the Executive Committe of PT Móveis, S.G.P.S., S.A. and of Telecomunicações Móveis Nacionais – TMN. He was ellected for the Assembly of the Republic in March 2002, and he is a member of the National Council of Education of Portugal since July 2000. Mr. Brandão was a member of the board of directors of several Portuguese corporations and, from 1993 to 2000, a member of the Executive Committee of Banco Mello and Banco Mello de Investimentos. He holds a doctoral degree in engineering from the University of Birmingham, England, a master degree in production process and management, and an engineering degree from the Instituto Superior Técnico.

Board of Executive Officers

     The board of executive officers consists of eight members, each elected by the board of directors for a term of three years. The chief executive officer is the chairman and, in his absence or temporary inability to perform his duties, he will be replaced by the vice president for finance, planning and control. In the case of a vacancy in any position in the board of executive officers, the respective replacement shall be appointed by the board of directors; in case of any inability, the chief executive officer shall choose a replacement for that officer among the remaining officers. One officer may be elected for more than one position on the board of executive officers, but the members of the board of executive officers cannot be elected to the board of directors. The board of directors may remove executive officers from office at any time.

     Listed below are the current members of the Board of Executive Officers and their respective positions:

Name	Position	Date of election/reelection
Sérgio Assenço Tavares dos Santos	President, Executive Vice-President of Operations	June 24, 2003
Fernando Abella Garcia	Executive Vice President for IT and Product and Service Engineering	June 24, 2003
Luís André Carpintero Blanco	Executive Vice President for Finance, Planning and Control, and Investor Relations Officer	June 24, 2003
Getúlio Nery Cardoso	Executive Vice President for Regulatory Matters and Institutional Relations	June 24, 2003
Antonio Carlos Haidamus Monteiro	Executive Vice President for Customers, Technology and Networks	June 24, 2003
Roberto Iunes Brito	Executive Vice-President for Marketing and Innovation	June 24, 2003

     Set forth below are brief biographical descriptions of the executive officers:

     Sérgio Assenço Tavares dos Santos, 56 years old, has served as a Chief Executive Officer from May to October 1998 and he is currently serving as President of our company on a temporary basis. He served as Manager of the Vice-Presidency of Telebras’ Department of Development and Coordination with Suppliers; coordinator of the Technical Office for Special Projects of Telebrasília; and manager of the Advanced Telecommunications Business Unit and Engineering Director of Telebrasília. He holds a degree in Electrical Engineering from the University of Brasília.

     Fernando Abella Garcia, 41 years old, is currently the executive vice president for finance, planning and control of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A.,

Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. He is also Investor Relations Officer of Tele Sudeste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A. and Executive Vice President for IT and Product and Service Engineering of Tele Centro Oeste Celular Participações S/A; and a member of the board of directors of Telefónica Factoring do Brasil Ltda. From 1994 until 1997, Mr. Garcia worked as an external consultant for the Telefónica Group in several different areas. Since joining he Telefónica Group in 1997, he has served in different positions in the financial and strategic planning areas in Spain and Brazil. He was also a member of the board of directors of Telefónica Móviles S.A.C. in Peru, Telefónica Móvil S.A. in Chile, Telefónica Móviles El Salvador, S.A. de C.V. in El Salvador and Telefónica Centroamérica Guatemala, S.A. in Guatemala. Mr. Garcia holds a degree in business from the Faculty of Economic and Corporate Sciences at Valladolid, Spain, and master’s degree in business administration from the Corporate Institute of Madrid, Spain.

     Luis André Carpintero Blanco, 30 years old, has served as Executive Officer since October 1, 2000. From May 1999 to September 2000 he actively served in several sectors of TCO group. He started as Administrative Finance Assistant Director — NBT being later promoted to Manager of the Financial Department — TCO Group. He worked in the financial market, for the Boa Vista InterAtlântico Bank, which is associated to the Crédit Agricole and Espirito Santo Bank, as Manager from 1997 to 1999. He graduated from the Federal University of Rio de Janeiro with a degree in Production Engineering and he is currently seeking an MBA at IBMEC in Finance.

     Getúlio Nery Cardoso, 52 years old, has served as an Executive Officer since July 28, 1999. He began his career in the Foreign Exchange Department at the Central Bank of Brazil and later worked in the Production Engineering area at Petróleo Brasileiro, S.A. — PETROBRÁS. He then became a member of the Industrial Development Department at Telebrás, specializing in industrial development for telecommunications. He also served as Commercial Manager for the Central-Western region of Brazil at Splice. He holds a degree in Electrical Engineering from the University of Brasília and has concluded extensive research concerning work in Brazil and abroad.

     Antonio Carlos Haidamus Monteiro, 50 years old, has served as an Executive Officer since April 1999. He has served as Executive Director of Coordination and Operations since December 2001. He also has served as Executive Vice-President at NBT since November 1999. He began his career in telecommunications in 1970 at TELEOESTE, which was a phone carrier in the state of Mato Grosso do Sul before telecommunications carriers were controlled by the government. He later worked for Embratel, Telerj Celular S.A., and Telemat S/A, were he was Director of Engineering and President. He holds degrees in Engineering and Economy, with postgraduate degrees in Optical Fibers and Corporate Management.

     Roberto Iunes Brito, 45 years old, has served as an Executive Officer since August 31, 2001. From August 1998 to August 2001, he served as Regional Director in charge of competitive strategy and operation results at Telems Celular S.A. From 1982 to 1998, he served as Manager of the Financial Department; Assistant of the Administrative and Financial Executive Office; Manager of the Economic and Financial Planning Department; and Manager of the Mobile Cellular Telephoning Department at Telecomunicações do Mato Grosso do Sul S.A., in the Telebrás System. He holds a degree in Economy from the Catholic University of Mato Grosso do Sul and a post graduate degree from the Brazilian National Institute for Space Research, Mato Gross do Sul.

Board of Auditors (Conselho Fiscal)

     We have a permanent board of auditors with three members. They are elected annually at the annual general shareholders’ meeting.

     The board of auditors is responsible for overseeing our management. Its main duties are:

•	to review and provide an opinion on the annual report of our management;

•	to review and approve the proposals of the management bodies to be submitted to the shareholders’ meeting regarding changes to share capital, issuance of debentures and subscription rights, capital investment plans and budgets, distributions of dividends, changes in corporate form, consolidations, mergers or split-up; and

•	to review and approve the financial statements for the fiscal year.

     The Board of Auditors holds regular meetings every three months and special meetings when called by the President or by any member of the Board of Auditors.

     Listed below are the current members of the Board of Auditors and their respective positions:

Name	Position	Date of election
João Luis Tenreiro Barroso	Member	April 29, 2003
Norair Ferreira do Carmo	Member	April 29, 2003
André Cavalcanti Banks da Rocha (1)	Member	April 29, 2003
Wolnei Quirino Schüler Carvalho	Alternate	April 29, 2003
José Guilherme Feijão Queiroz de Ataíde	Alternate	April 29, 2003
Marcos Duarte Santos (1)	Alternate	April 29, 2003

(1)	Appointed by our preferred shareholders.

B. Compensation

     During 2003, the total amount of compensation paid by our company to its members of the Board of Directors, executive officers and members of the Board of Auditors was approximately R$ 5.0 million, including bonuses and profit sharing plans. This amount includes performance remuneration and profit sharing arrangements applicable to all employees.

     During 2003, the total amount of expenses made by our company to provide private pension for our directors was approximately R$224,505.00

C. Board Practices

     For more detailed information, see “Directors and Senior Management,” “Board of Executive Officers”, and “Board of Auditors,” above.

     There are no service contracts between us or our subsidiaries and any of our directors providing for benefits upon termination of employment.

D. Employees

          As of December 31, 2003, our workforce, comprised of our A Band and B Band carriers, consisted of 4,014 persons (34.25% more than the number of persons registered in 2002). Of this total, 1,510 were permanent staff, 73 were trainees, and 2,431 were personnel outsourced permanently. Our company’s workforce was thus allocated as follows: 80.24% in the Business area (Marketing, Sales, and Client Service), 7.25% in the Network and Operations area, 4.73% in the Finance area, 5.11% in the Administration and Human Resources area, and the remainder 2.67% in the Information Technology and Staff areas.

     Approximately 22.72% of our company’s personnel is affiliated with labor unions. The relationships with these unions are considered good. The process of negotiation of the collective-bargaining agreement for the years 2002 and 2003, as in previous years, was conducted in a professional manner, which made it easier to gain approval for the collective-bargaining agreement from the employees.

     Training and development actions implemented by TCO in the year 2003, directed mainly to technical and management empowerment of the workforce employed in the Business, Engineering and Information Technology areas, together represent investments approaching R$1.6 million. The registered amount of per capita training hours in 2003 was 55.4 hours.

     By means of our A Band and B Band subsidiaries, we currently sponsor two types of private pension plans: a defined benefit plan (PBS-TCO) and an hybrid plan, which offers a defined benefit plan, for unexpected situations, and defined contribution for anticipated situations. Expenses related to the sponsorship of private pension plans for employees and management in 2003 totaled R$ 4,383 million.

E. Share Ownership

As of December 31, 2003, each of the members of the board of directors and the board of executive officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The common shares have full voting rights and the preferred shares have limited voting rights.

     On April 25, 2003, TCP acquired 64.03% of the voting capital stock of TCO for approximately R$1,505 million, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. TCP acquired additional shares of voting capital stock in a public tender offer. As of May 31, 2004, TCP owned 90.7% of the common shares. Accordingly, TCP does not have different voting rights, but, as a result of owning more than 50% of our common shares, it can control the election of TCO’s Board of Directors and the direction and future operations of our company.

     The following table sets forth information concerning the ownership of common shares by TCP and by TCO’s officers and directors as a group as of May 31, 2004.

	Number of	Percentage of
	Common	Outstanding
Name of owner	Shares owned	Common Shares
Telesp Celular Participações S.A.	111,575,992,041	90.7
All directors and executives officers as a group	132,622	0.0

     We are not aware of any other shareholder owning more than 5.0% of the common shares.

     At May 31, 2004, there were approximately 204 record holders of ADSs in the United States. The ADSs represent approximately 40.48% of our preferred shares. Brasilcel does not hold ADSs of TCO.

B. Related Party Transactions

Related Parties – New Controlling Shareholder

     In April 2003, the transfer of the equity interest held by Fixcel in TCO to TCP was approved. The principal transactions with unconsolidated related parties of the new controlling shareholder are as follows:

a.	Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group of Vivo, such as Telecomunicações de São Paulo S.A., Telerj Celular S.A., (R$0.130 million in expenses in 2003), Telest Celular S.A., (R$0.012 million in revenues in 2003), Telebahia Celular S.A., (R$0.059 million in expenses), Telergipe Celular S.A., (R$0.020 million in revenues in 2003), Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. (R$0.020 million in revenues in 2003). Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by Anatel.

b.	Apportionment of general and administrative expenses among the companies operating under the brand name Vivo (R$23,984 million in net expenses in 2003).

Related Parties – Former Controlling Shareholder

     Our majority shareholder in 2002 was BID S.A., which was controlled by Fixcel S.A., which in turn was under common control of Banco Credibel, SPL Construtora e Pavimentadora and CSM Cartões S.A. (Splice Group). Prior to 2002, BID S.A. was controlled by Splice do Brasil S.A.

     According to a contract entered into between Splice do Brasil S.A. and the subsidiaries of Tele Centro Oeste Celular Participações S.A., technical assistance services were payable to Splice do Brasil S.A. corresponding to 1% of the net operating income. For the year ended December 31, 2002 the amount of R$12,532 thousand was charged to general and administrative expenses.

     In January 2002, TCO made an advance payment of R$34,259 thousand to BID S.A. corresponding to the present value of the tax benefit on the merged premium. The amount was increased by R$5,967 thousand based on market rates at December 31, 2002.

     We entered into transactions with Group Splice companies in 2002 and 2001. These transactions were mainly related to marketable securities (R$712.1 million in 2002 and R$362.3 million in 2001), short-term investments (R$6.5 million in 2002 and R$17.4 million in 2001), acquisition of property, plant and equipment (R$7.7 million in 2002 and R$11.8 million in 2001), maintenance services (R$12.5 million in 2002 and R$2.0 million in 2001) and acquisition of telephone cards (R$5.9 million in 2002 and R$0.9 million in 2001). The marketable securities are related to commercial paper issued by Fixcel. The interest was a 100% of CDI (Interbank Deposit Certificate) plus 2.0% per annum.

     We have engaged in a number of transactions with related parties. See note 30 to our consolidated financial statements.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 3—Key Information—Selected Financial Data” and “Item 18—Financial Statements.”

Legal Matters

     Civil

     Litigation Related to the Breakup of Telebrás

     The Breakup of Telebrás is the subject of several lawsuits in which the plaintiffs are seeking injunctions. Some preliminary injunctions were granted, but all were quashed by decisions of the relevant federal court. These courts also decided that the courts of the state of Minas Gerais has original jurisdiction over the proceedings. Several decisions quashing preliminary injunctions are on appeal, and if any such appeals are successful, the shareholders of Telebrás may have to reapprove the Breakup of Telebrás or legislative action may be required.

     The theories on which the lawsuits regarding the Breakup of Telebrás are based include that:

•	the Brazilian constitution requires that the General Telecommunications Law specifically authorize the creation of the 12 New Holding Companies;

•	the Telebrás shareholders’ meeting held on May 22, 1998, which approved the Breakup of Telebrás, was not properly convened,

•	national sovereignty will be threatened if Brazil’s telecommunications companies are controlled by foreign entities, and

•	the General Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup of Telebrás either by an executive order of the President or by an act of Congress.

     If any of these lawsuits ultimately succeeds, the Breakup of Telebrás may have to be reinitiated. This could require, depending upon the prevailing plaintiff’s theory, one or both of the following actions:

•	amending the Telecommunications Law; and

•	reconvening the May 22, 1998 Telebrás shareholders’ meeting.

     It is theoretically possible under Brazilian law for a court to require that the Breakup of Telebrás be unwound, although we believe that this would not be likely to occur. We believe that the ultimate resolution of the proceedings will be favorable and will not have a material adverse effect on our business or financial position. It is very difficult to quantify what the potential impact to us would be if the Breakup of Telebrás were to be unwound. This would require an assessment of the total amount of capital invested by controlling shareholders in the 12 New Holding Companies and a prediction as to any possible indemnification that they may be entitled to from the Brazilian government. The results could be very far reaching and would affect all of the New Holding Companies.

     Litigation Arising Out of Events Prior to the Breakup of Telebrás

     Telebrás and our subsidiaries’ Predecessor Companies, our legal predecessors, and our subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies relating to events prior to the Breakup of Telebrás. Liability for claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to our subsidiaries remains with the Predecessor Companies, except for labor and tax claims (for which the Predecessor Companies and our subsidiaries are jointly and severally liable, as the case may be, by operation of law) and those liabilities with respect to which the Predecessor Companies had made specific accounting provisions prior to the Breakup of Telebrás, assigning them to our subsidiaries. Any claims against the Predecessor Companies which are not satisfied by the Predecessor Companies could result in claims against our subsidiaries to the extent that our subsidiaries have received assets which might have been used to settle those claims had they not been spun off from the Predecessor Companies. However, under the shareholders’ resolution pursuant to which the spin-off was effected, our subsidiaries have contribution rights against their Predecessor Companies with respect to the entire amount of any payments made by our subsidiaries in connection with any labor or tax claims brought against our subsidiaries and relating to acts committed by the Predecessor Companies prior to the effective date of the spin-off.

     We believe that the likelihood that claims of this kind will materialize and have a material adverse financial effect on us is remote.

     Litigation Related to Tax Credits

     Under certain conditions, Brazilian law permits companies to benefit from tax credits related to the amortization of goodwill. Despite this fact, an action was filed on December 16, 1999 against Anatel and the New Holding Companies, including TCO, that have undergone a corporate restructuring in connection with the Breakup of Telebrás and that recognized tax credits to offset premiums paid by their controlling shareholders at the time of their acquisition. TCO did not become aware of its involvement as a defendant in this action until April 2002, and filed its answer on October 2, 2002. We do not think this action will succeed, as we believe the restructuring was done in compliance with Brazilian law, however, based on the opinion of legal counsel, the chances of unfavorable outcomes are possible in this case.

     The extent of any potential liabilities in connection with this action will be determined in a separate but related lawsuit known as the “calculation of the award,” which will only take place if we are unsuccessful in its defense.

     Litigation Related to the Ownership of the Caller ID

     In July 2002, we, together with other Brazilian mobile telecommunications operators, were summoned to defend in a legal action filed by Lune Projetos Especiais Telecomunicação Comércio Ind. Ltda., or Lune, pursuant to which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and also that the mobile telecommunications operators are using the patent without proper authorization. Therefore, Lune demands that the operators cease to provide Caller ID services and that it should be indemnified for the unauthorized use of the Caller ID system, upon payment of fees received by the operators in consideration for the use of the system by their customers. We are waiting for all the defendants named in this action to be summoned so that the response period can commence.

     Based on the opinion of our legal counsel, the chances of unfavorable outcomes are possible in this case. However the indemnification allegedly due by the mobile operators can not be reasonably estimated as of yet, due to the fact that the cost of the caller ID service provided by the companies has never before been calculated separately.

     Litigation Related to the Validity of the Minutes in the Prepaid Plans

     Telegoiás, NBT and Teleron, together with other Brazilian mobile telecommunications operators, are the defendants in class action suits brought by the federal public prosecutor’s office and/or associations for consumers’ protection, which challenged the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that any purchased prepaid minutes should not have a time limitation for usage.

     These lawsuits are still in their initial stages, but our external counsel and we believe that our criteria for imposing the deadline were in strict compliance with Anatel’s rules.

     Litigation Relating to Telebrás Loans

     Under the terms of the Breakup of Telebrás, the Telebrás loans were to have been distributed through: (i) the assignment of the debt obligation to the relevant subsidiary and (ii) the assignment of the credit to the relevant New Holding Company as the new parent of the subsidiary who assumed the debt. Although the obligation to pay the Telebrás loans was duly assigned to Telebrasília and Telegoiás, the right to receive such payments was not assigned to TCO but instead to Tele Centro Sul, one of the New Holding Companies providing fixed-line services. In light of this departure from the agreed procedures for assigning the Telebrás loans, payment of the Telebrás loans was suspended immediately upon the change of control to the TCO. In addition, a lawsuit was filed in June 1999 in Federal District Court against Tele Centro Sul, Telebrás and KPMG, the auditors for the Breakup accounting procedures, requesting liquidated damages and a court ruling recognizing the inappropriate procedures and non-existence of the debt to Telebrás. Subsequently, KPMG was dismissed from the lawsuit.

     In response to the lawsuit filed against it, Tele Centro Sul filed two counter-lawsuits in October 1999 against Telebrasília and Telegoiás seeking payment of the Telebrás loans in the amount of R$41.3 million from Telebrasília and R$24.2 million from Telegoiás.

     The three lawsuits described above were consolidated in the same court, given that they deal with the same issue relating to Telebrás loans. In August 2001, the court dismissed our claims against Tele Centro Sul, Telebrás and KPMG, and partially ruled in favor of Tele Centro Sul and against Telebrasília and Telegoiás.

     Tele Centro Sul and we have appealed in the Court of Appeals of the Federal District (TJDFT).

     In the action of TCO against Tele Centro Sul, the appeal of TCO was denied. In the two actions of Tele Centro Sul against Telebrasília and Telegoiás, the appeals were granted.

     TCO has appealed in the Court of Special Appeals of the Superior Tribunal de Justiça (STJ). A final decision unfavorable to TCO with respect to the necessity of payment by Telebrasília and Telegoiás to Tele Centro Sul, and not to TCO, is probable. The total amount recorded is R$94.9 million in 2003. On the specific point regarding indexation of the debts according to exchange variation, a decision unfavorable to TCO is only possible, since there is a good possibility that exchange variation will be excluded as a criteria of indexation of the outstanding balances. The difference in contingencies not recognized between IGP-M + 6% and the U.S. dollar index is estimated at R$31.7 million on December 31, 2003.

     Tax-Related

     Litigation Related to the Application of the ICMS

     In June, 1998, the CONFAZ (Conselho Nacional de Política Fazendária) agreed to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application to such activation fees retroactive for the five years preceding June 30, 1998.

     We believe the extension of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services and because new taxes may not be applied retroactively.

     TCO and its Band A subsidiaries filed lawsuits and deposited with the Court approximately R$ 1.6 million.

     Litigation Related to the Application of the COFINS and PIS

     On November 27, 1998, the method for calculating the PIS and COFINS social contributions was modified by Law no. 9,718, which increased the COFINS contribution rate from 2% to 3% and authorized the deduction of up to 1/3 of the amount due as COFINS from the amount due as CSLL. Since our subsidiaries had a negative tax calculation basis, they could not benefit from this deduction. Also, Law no. 9,718 indirectly increased the amounts of COFINS and PIS due by the subsidiaries by including financial revenues in their calculation basis.

     Based on our external counsel’s advice, we believe that this increase is unconstitutional because: (i) article 195 of the Brazilian constitution, which was effective when Law no. 9,718 was enacted, provided that the PIS contribution could only be levied on compensation of employees, revenues and profits; (ii) in order to increase the COFINS and PIS contributions, it would be necessary to enact a law called lei complementar, which requires a greater quorum than the one required to approved a law called lei ordinária, such as law nr. 9,718; and (iii) the law was made effective before the expiration of the required 90-day waiting period.

     TCO has filed lawsuits seeking for injuction. In the meanwhile, it has deposited with the Court the amounts involved.

     Based on the changes introduced by the laws nrs. 10.637/02 and 10.833/03, TCO and its subsidiaries have been including, since December, 2002, financial revenues in the calculation of the PIS and, since December, 2003, in the COFINS.

     Other Litigation

     We are also party to certain legal proceedings arising in the normal course of business. Our reserve amounts are sufficient to cover our estimated losses due to adverse legal judgments. We believe that adverse judgments arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy and Dividends

     We pay our shareholders both dividends and interest on shareholders’ equity, which is a form of distribution that is tax-deductible in Brazil. The following table summarizes our history of payments of dividends and interest on shareholders’ equity for the years 2003, 2002 and 2001. The table sets forth amounts in reais per thousand common shares and preferred shares and amounts in U.S. dollars per ADS translated into U.S. dollars at the prevailing selling rate for Brazilian currency into U.S. dollars in the commercial rate exchange market on each of the respective dates of such payments.

Dividends plus interest on shareholders’ equity:

	Year ended December 31,
	2003		2002		2001
	(R$ per thousand)	(U.S.$ per ADS)	(R$ per thousand)	(U.S.$ per ADS)	(R$ per thousand)	(U.S.$ per ADS)
Common	0.29592	N/A	0.212425	N/A	0.204234	N/A
Preferred	0.29592	0.302608	0.212425	0.2199	0.204234	0.154778

     Each of our preferred shares is entitled to declared dividends, with priority to receive a non-cumulative annual dividend, to the extent net profits or reserves are available for distribution, equal to the higher of (i) 6% of the amount obtained by dividing the amount of subscribed capital by the number of our shares and (ii) 3% of the amount of shareholders’ equity on a per share basis. To the extent there are additional distributable profits, we are also required to distribute to all shareholders an amount equal to 25% of adjusted net income, or the general dividend, determined in accordance with Brazilian corporate law, including any realization of the unrealized net income reserve. Each of our preferred shares is also entitled to receive declared profits on par with common shares, after our common shares have been paid dividends equal to the minimum priority distribution due to our preferred shares. The preferred dividend has priority in the distribution of our net profits for the preceding fiscal year after 5% of our net profits to a legal reserve, not to exceed 20% of our paid-in capital or an amount.

     Any amounts distributed after the preferred dividend are allocated first to dividend payments to holders of common shares in an amount equal to the preferred dividend and then distributed equally among holders of preferred and common shares.

     The Brazilian corporate law also provides for two additional discretionary allocations of net profits that are subject to approval by the shareholders at the annual shareholders’ meeting:

•	first, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that may be charged to it in future years. Any amount so allocated in a prior year must be either:

•	reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or

•	written off in the event that the anticipated loss occurs;

•	second, if the amount of unrealized revenue exceeds the sum of:

•	the statutory reserve; and

•	retained earnings, such excess may be allocated to the unrealized profit reserve at the direction of the board of directors.

     Allocations may not hinder the payment of mandatory dividends. Unrealized revenue reserve is defined under the Brazilian corporate law as the sum of:

•	the share of equity earnings of affiliated companies, which is not paid as cash dividends; and

•	profits as a result of income from operations after the end of the next succeeding fiscal year.

     The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law Method.

     Payment of Dividends

     We are required by Brazilian Corporate Law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by a decision of our shareholders on the recommendation of our board of directors. The payment of annual dividends in any given year is based on the financial statements prepared for the preceding fiscal year ending December 31. Under the Brazilian corporate law, dividends are required to be paid within 60 days of the annual shareholders’ meeting, or on the date determined at a shareholders’ meeting, but in any case prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which time unclaimed dividends revert back to us. Because our shares are issued in book-entry form, dividends will be credited to the depositary, which is responsible for the delivery of the dividends to their respective holders. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

     Our preferred shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, which is the registered owner of our shares.

     Payments of cash dividends and distributions, if any, will be made in reais to the Custodian on behalf of The Bank of New York, as depositary, which will then convert those proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the Custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. Dividends in respect of our preferred shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

B. Significant Changes

     On May 14, 2004, the management of TCP and TCO announced a proposal for corporate restructuring involving TCO and its subsidiaries Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. The purposes of such restructuring are to provide for: (i) an improvement in the cash flow of TCO and its subsidiaries, resulting from the transfer of the tax benefit corresponding to R$511 million from TCP to TCO, generated by the amortization of a goodwill at the amount of R$1,503 million, originally paid upon the acquisition of TCO and its subsidiaries by TCP in 2003 and (ii) a simplification of the corporate structure of TCO’s subsidiaries, whose minority shareholders will receive shares issued by TCO of the same type and class in substitution for the shares held by them respectively in TCO’ subsidiaries. TCO ´s subsidiaries will, therefore, become wholly-owned subsidiaries of TCO, which will improve the capitalization conditions of TCO and will benefit the minority shareholders of TCO’ subsidiaries.

     The intended restructuring shall be made in such a manner as to avoid any and all negative impacts over the future profits of both TCO and its subsidiaries, on account of the referred goodwill. The involved companies expect that the restructuring will be completed by July, 2004.

     To the extent that tax benefits corresponding to the amortization of the deferred assets transferred to the TCO’ subsidiaries are realized, the respective especial premium reserves shall be capitalized, through the issuance of shares to TCP.

     On May 31, 2004, the first step of the restructuring process took place, concerning the merger of WXYZ0059 Holdings S.A., the holder of the investment and goodwill of TCO, into TCO.

     On June 14, 2004, TCO released a relevant fact regarding the 2nd and 3rd Stages of the corporate restructuring transaction, as following: (i) TCO’s partial spin-off, capital stock and share of the spinned-off company; and (ii) Merger of TCO operators’ shares into TCO, whereby the TCO Operators shall become wholly-owned subsidiaries of TCO. These steps shall be approved in special meeting of shareholders in the involved companies for the conclusion of the restructuring process.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Brazilian private equity and debt are principally traded on BOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for our preferred shares on BOVESPA, for the periods indicated.

	Reais per 1,000
	Preferred Shares
	Low	High
1999
Annual	1.08	3.88
2000
Annual	3.02	8.28
2001
Annual	3.08	8.49
2002
First Quarter	4.01	5.33
Second Quarter	3.38	4.78
Third Quarter	2.29	3.96
Fourth Quarter	2.76	4.75
2003
Annual	3.90	10.47
First quarter	3.90	5.73
Second quarter	5.19	5.90
Third Quarter	4.90	7.67
Fourth Quarter	7.33	10.47
Last Six Months
December 2003	9.48	10.47
January 2004	9.29	11.77
February 2004	8.88	10.49
March 2004	9.51	11.24
April 2004	8.41	11.65
May 2004	7.24	8.99
June 2004 (Until June 25, 2004)	8.43	9.65

     In the United States, the preferred shares trade in the form of ADSs each representing 3,000 preferred shares, issued by The Bank of New York, as Depositary pursuant to a Deposit Agreement among TCO, the Depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TRO. At May 31, 2004, there were approximately 204 record holders of ADSs in the United States. The ADSs represent approximately 40.48% of our preferred shares. Brasilcel does not hold ADSs of TCO. The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the period indicated.

	U.S. dollars per ADS
	Low	High
1999
Annual	2.37	7.06
2000
Annual	5.00	15.87
2001
Annual	4.28	13.62
2002
First quarter	5.40	7.45
Second quarter	3.85	6.50
Third Quarter	2.20	4.46
Fourth Quarter	2.27	4.24
2003
Annual	3.28	10.55
First quarter	3.28	5.01
Second quarter	4.90	6.17
Third Quarter	4.74	7.86
Fourth Quarter	7.55	10.55
Last Six Months
December 2003	9.79	10.55
January 2004	9.82	12.35
February 2004	9.03	10.77
March 2004	9.80	11.49
April 2004	8.56	12.09
May 2004	7.10	8.70
June 2004 (Until June 25, 2004)	8.06	9.26

     The common shares and preferred shares of Telebrasília traded on BOVESPA from May 18, 1998 to July 30, 1999. On August 2, 1999, Telebrasília shares began trading on the Sociedade Operadora do Mercado de Ativos, or SOMA, the over-the-counter market. On June 7, 2002, Telebrasília shares were substituted with shares of TCO due to the merger of Telebrasília into TCO. On May 18, 1998, Telegoiás shares began trading on SOMA. The other subsidiaries Telemat, Telems, Teleron, Teleacre, NBT, and (as of December 10, 2001) Telegoiás are closely held corporations, and their shares do not trade on any stock market.

     TCO held a general extraordinary shareholders meeting on April 26, 2002, in which it approved the merger of Telebrasília into TCO and the consequent transfer of the concession to explore cellular mobile services previously held by Telebrasília.

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on the São Paulo Stock Exchange (BOVESPA)

     BOVESPA is a non-profit entity owned by its member brokerage firms. Trading on this exchange is limited to member brokerage firms and a limited number of authorized nonmembers.

     Since April 7, 2003, BOVESPA has open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m. Trading is also conducted from 10:00 a.m. to 5:00 p.m. on an automated system on BOVESPA. On September 20, 1999, BOVESPA launched the After-Market, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place from 5:45 p.m. to 7:00 p.m. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via BOVESPA’s electronic trading system is allowed. The maximum variation allowed for stock prices, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.

     In order to better control volatility, BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever its indices fall below the limits of 10%, in relation to the index registered in the previous trading session.

     There are no specialists or market makers for our shares on BOVESPA. Trading in securities listed on the BOVESPA may be effected off the Exchange in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A. – CBLC, which is wholly owned by that Exchange.

     At December 31, 2003, the aggregate market capitalization of the 369 companies listed on BOVESPA was approximately U.S.$234.2 billion. Although all the outstanding shares of an exchange-listed company may trade on BOVESPA, in most cases the preferred shares or less than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2003, the combined dayly trading volumes on BOVESPA averaged approximately U.S.$271.9 million. In 2003, the 10 most actively traded shares represented approximately 53.5% of the total trading in the cash market on BOVESPA. Trading on BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetário Nacional, or CMN, the National Monetary Council and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian securities law, and by Law No. 6,404, as amended, known as the Brazilian corporate law.

     Law No. 10,303 of December 31, 2001 amended the Brazilian corporate law and the Brazilian securities law. Consequently, some major modifications resulted for the businesses of the publicly traded companies.

     Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority altered and expanded. Additionally, CVM’s positioning in the regulatory hierarchy as well as its autonomy were modified.

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

     The period established for companies to adapt their by-laws is one year from the publication of the law on November 1, 2001. Our shareholders held a general shareholders’ meeting on March 25, 2004, where they addressed these modifications in our by-laws.

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

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

     The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

     The Brazilian corporate law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. All our directors are appointed by our controlling shareholders.

     Neither our board of directors nor our management test the independence of the directors before such elections are made. However, both the Brazilian corporate law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

     According to the Brazilian corporate law, up to 1/3 of the members of the board of directors can be elected into executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Notwithstanding, under our bylaws, the members of the board of executive officers cannot be elected to the board of directors.

Committees

     We are not required under applicable Brazilian corporate law to have, and accordingly we do not have, a Nominating Committee, Corporate Governance Committee and Compensation Committee. Pursuant to our bylaws our directors are elected by our shareholders at a general shareholders meeting. Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

     The Brazilian corporate law requires us to have a board of auditors (Conselho Fiscal), which is composed of three to five members elected at the general shareholders meeting. The board of auditors operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a board of auditors that consists of three members and three alternates and which meets once a quarter. In April 2003, the SEC has stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements.

     We also have an audit committee, whose members do not follow the independence requirements of the Exchange Act Rule 10A-3(c)(3), as we are still exempt from such requirements by July 31, 2005 according to the Exchange Act Rule 10A-3(a)(5)(A). See “Item 16D – Exemptions from the Listing Standards for Audit Committees”.

     Under the Brazilian corporate law, an audit committee member may simultaneously serve on the audit committees of more than three public companies. In addition, our company does not impose limitations in this regard and our board is not required to affirmatively determine and disclose that the director ´s ability to effectively serve is not impaired. We are aware that the members of our audit committee also serve on the audit committees of all of the other companies that have been operating under the brand name “Vivo”: TCP, TLE, TSE and Celular CRT Participações S.A.

Shareholder Approval of Equity Compensation Plans

     Our shareholders do not have the opportunity to vote on all equity compensation plans. However, any issuance of new shares that exceeds the authorised capital is subject to shareholder confirmation.

Corporate Governance Guidelines

     We have not adopted any corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian law. We believe that the corporate governance guidelines applicable to us under Brazilian law, such as those regarding insider trading, public disclosure of material information, and rules on the negotiation of equities by management and controlling shareholders, are consistent with some of the guidelines established by the NYSE.

Code of Business Conduct and Ethics

     Although the adoption of a code of ethics is not required by Brazilian corporate law, we implemented in June, 2003 our Code of Ethics regulating the conduct of our senior financial officers. See “Item 16B – Code of Ethics”. We do not have a code of business conduct and ethics applicable to all our Directors and employees.

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

Register

     Our amended and restated by-laws were registered with the Public Registry of Brazil’s Federal District, No. 20030226171 on May 23, 2003, under company number (NIRE) 53.30000.580-0.

Objects and Purposes

     We are a publicly traded company duly registered with the Brazilian securities commission under No. 17612. Article 2 of our by-laws provides that our corporate purpose is to:

•	exercise the control of operating SMP;

•	promote, directly or through our subsidiaries or controlled companies, the expansion and implementation of the cellular services within our concessions;

•	promote, carry out and direct the financing of capital from internal and external sources to be used by us or our controlled companies;

•	promote and encourage study and research activities aimed at the development of the telecommunications sector;

•	perform, directly or through our subsidiaries and affiliated companies, technical and consulting services in the areas of telecommunications, Internet, computers, finance and investor relations;

•	promote, encourage and coordinate, directly or through our subsidiaries or affiliated companies, the development and training of personnel necessary to perform activities in the telecommunications sector;

•	import and export goods and services for our operations and the operations of our subsidiaries and affiliated companies;

•	participate in the equity capital of other companies;

•	execute other activities connected or related to our object;

•	perform telecommunication services and related activities;

•	trade capacity of foreign satellites in Brazil and exploit Brazilian satellite for transmission of telecommunication signals;

•	perform value added services; and

•	provide telecommunication capacity, connections and services to companies having authorization, permissions or concessions to provide telecommunication services and to companies which provide value added services.

Directors

     Among other powers, the board of directors has the power to:

•	approve investments and acquisition of assets, assume any obligation and execute contracts not included in the budget for an amount exceeding R$300 million, the public issuance of promissory notes, and the acquisition of our shares for cancellation or deposit with a custodian; and

•	apportion the global remuneration set forth by the shareholders’ meeting between the directors and the executive officers.

     Pursuant to Brazilian corporate law and our by-laws, each member of the board of directors must have at least one share of our capital stock to be elected as a Director. There are no provisions in our by-laws with respect to:

•	age limits for retirement of directors; and

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control.

     Although there are no provisions in our by-laws with respect to the following, they are regulated by Brazilian corporate law and CVM regulations:

•	a Director’s power to vote on proposals in which the Director is materially interested;

•	a Director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors; and

•	disclosure of share ownership.

Rights Attaching to Shares

     Dividend Rights

     See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy and Dividends,” and “—Payment of Dividends.”

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

     One of the members of our board of auditors and his or her alternate are elected by the majority vote of the holders of our preferred shares present at the annual meeting of shareholders at which the members of the board of auditors are elected.

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

     Our preferred shares are entitled to full voting rights in the event that we fail to pay the mandatory minimum dividends to which they are entitled for three consecutive years, and with respect to:

•	the approval of any long-term contract between us and our controlled subsidiaries, on the one hand, and any controlling shareholder or that shareholder’s affiliates and related parties, on the other hand; and

•	changes/eliminations of certain rights and obligations as provided for in our by-laws.

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

     Meeting of Shareholders

     According to Brazilian law, shareholders must be previously convoked in order for a general or extraordinary shareholders’ meeting to be installed. The convocation must be published in the state official gazette and two other gazettes, as determined by the shareholders, at least 15 days prior to the meeting’s scheduled date. If the first meeting is not installed for some reason, the second convocation must be published at least eight days before the second meeting date.

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

     Preemptive rights to purchase shares may not be offered to U.S. holders of our ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, if you are a holder of our ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

     Right of Redemption

     Brazilian corporate law provides for the right of redemption to minority shareholders under certain circumstances.

     The right of a dissenting shareholder to seek redemption arises in case our shareholders representing more than 50% of the voting shares, common shares or preferred shares, as applicable, decide to:

•	change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares, except if such actions are expressly permitted in the by-laws at the time of their adoption by our shareholders;

•	change the preference of our preferred shares, any right they carry, their amortization or redemption rights, or to create a class of shares having priority or preference over our preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purposes;

•	transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law;

•	participate in a group of companies, if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01; and

•	merge or consolidate us with another company, if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01.

     The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting or, whenever the resolution requires the approval of the holders of our preferred shares by vote taken in a special meeting of a majority of the holders of our preferred shares affected by the resolution, within 30 days from the publication of the minutes of that special meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

     Unless otherwise provided in our by-laws, which is not the case, shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

     Form and Transfer

     Our shares are maintained in book-entry form with a transfer agent, Banco ABN-AMRO Real S.A., and the transfer of our shares is made in accordance with the applicable provision of Brazilian corporate law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser against presentation of a written order of the seller or judicial authorization or order in an appropriate document which remains in the possession of the transfer agent. Our preferred shares underlying our ADSs are registered on the transfer agent’s records in the name of the Brazilian depositary.

     Transfers of shares by a foreign investor are made in the same way and executed by such investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank of Brazil under the Brazilian foreign investment in capital markets regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

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

C. Material Contracts

     On February 3, 2003, TCO entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the Brazil’s Federal District. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes TCO to provide SMP services until July 24, 2006. It may be renewed for an additional term of fifteen years upon payment of 2% of TCO’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, TCO was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On February 3, 2003, Telegoiás entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the states of Goiás and Tocantins, with the exception of the following municipalities: Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Telegoiás to provide SMP services until October 29, 2008. It may be renewed for an additional term of fifteen years upon payment of 2% of Telegoiás’ net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telegoiás was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On February 3, 2003, Telems entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the state of Mato Grosso do Sul, with the exception of the municipality of Paranaíba. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Telems to provide SMP services until September 28, 2009. It may be renewed for an additional term of fifteen years upon payment of 2% of Telems’ net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telems was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On February 3, 2003, Telemat entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the state of Mato Grosso. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Telemat to provide SMP services until March 30, 2009. It may be renewed for an additional term of fifteen years upon payment of 2% of Telemat’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telemat was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On February 3, 2003, Teleron entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the state of Rondônia. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Teleron to provide SMP services until July 21, 2009. It may be renewed for an additional term of fifteen years upon payment of 2% of Teleron’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Teleron was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On February 3, 2003, Teleacre entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the state of Acre. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Teleacre to provide SMP services until July 15, 2009. It may be renewed for an additional term of fifteen years upon payment of 2% of Teleacre’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Teleacre was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On February 3, 2003, NBT entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the states of Amazonas, Roraima, Amapá, Pará e Maranhão. The authorization replaces the concession agreement entered into with Anatel on November 27, 1998, and authorizes NBT to provide SMP services until November 29, 2013. It may be renewed for an additional term of fifteen years upon payment of 2% of NBT’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, NBT was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

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

     Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “Item 10—Taxation—Brazilian Tax Considerations.”

     Under Resolution 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “Item 10—Taxation—Brazilian Tax Considerations.”

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

     A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10—Taxation—Brazilian Tax Considerations.”

     If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “Item 10—Taxation—Brazilian Tax Considerations.”

     Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3—Risk Factors—Risks Relating to Brazil.”

E. Taxation

     The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the ownership and disposition of preferred shares or ADSs by certain holders. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws. Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Considerations

     The following discussion mainly summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “U.S. holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

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

     Distributions of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (11% per annum for the three-month period beginning January 2003). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

     Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction (i.e , a country that does not impose any income tax or that imposes tax at a rate of less than 20%), the rate will be 25%.

     No assurance can be given that our board of directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws (estatutos) and the Brazilian corporate law. Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Taxation of Gains

     Gains realized outside Brazil by a U.S. holder or a non-Brazilian holder on the disposition of ADSs or preferred shares to another U.S. holder or non-Brazilian holder are not subject to Brazilian tax.

     Gains realized by a U.S. holder or a non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 20% or taxed at a rate of 15%, depending on the circumstances.

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

     Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Registered Capital.”

     Under current law, the tax rate for transactions on a Brazilian stock exchange is 20% for transactions occurring on or after January 1, 2002. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

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

     The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under "—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

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

     A financial transaction tax, or the IOF tax, may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the minister of finance has the legal power to increase the rate to a maximum of 25%. Any increase will be applicable only prospectively.

     The IOF may also be levied on transactions involving bonds or securities, or IOF/Títulos, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to preferred shares and ADSs is currently 0%. The minister of finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.

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

U.S. Federal Income Tax Considerations

     The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a straddle) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

     As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The U.S. federal income tax treatment of a partner in a partnership that holds our preferred shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

     THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     General

     In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

     Taxation of Dividends

     Distributions made by us of cash or property generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. If a distribution made by us exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain.

     The amount of any dividend paid in reais generally will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of reais into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     Subject to certain limitations and restrictions, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to our preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” from sources outside the United States. The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs. Accordingly, the analysis of the creditability of Brazilian taxes described above could be affected by future actions that may be taken by the U.S. Treasury. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

     Taxation of Capital Gains or Losses

     Upon a sale or other taxable disposition of preferred shares or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the preferred shares or ADSs exceeds one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

     Gain or loss derived from the sale or other disposition of our preferred shares or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

     Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Information Reporting and Backup Withholding

     Information returns may be filed with the IRS in connection with distributions on our preferred shares or our ADSs and the payment of proceeds from their sale or other disposition. A U.S. Holder may be subject to U.S. backup withholding tax (currently at a rate of 28%) on these payments if such U.S. Holder fails to provide its taxpayer identification number or comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

     U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

     Not applicable.

G. Statement of Experts

     Not applicable.

H. Documents on Display

     We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

     In addition, the Commission maintains a website that contains information filed electronically, which can be accessed over the Internet at http://www.sec.gov.

     We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our offices at SCS, Quadra 2, Bloco C, 226 7° andar, 70302-916, Brasília, DF, Brazil.

I. Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. The foreign-exchange rate risk arises because certain of our costs are denominated in currencies (primarily the U.S. dollar) other than those in which we earn revenues (primarily the real). We are, however, approximately 100% hedged for exchange rates variation. We are subject to market risk deriving from changes in interest rates which may affect the cost of our financing. Interest rate risk results from the possibility that we may incur losses due to interest rate fluctuations which raise the balance of liabilities associated with loans and financing obtained in the market and their financial expenses. We have not entered into derivatives contracts in order to hedge against this risk. However, we continuously monitor interest rates in order to evaluate the possible need for derivative contracts to protect ourselves against the risk of volatility of these rates.

     We have entered into derivative instruments, such as foreign currency options and foreign currency swaps to manage the exchange rate risk. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     On December 31, 2003, approximately R$156.9 million of our indebtedness was denominated in U.S. dollars. However, due to departures from agreed procedures in connection with the breakup of Telebrás for assigning the right to receive payments under such indebtedness, payments on such indebtedness were suspended in 1998 and our managers have determined that, beginning in 1999, R$61.6 million of such indebtedness should be treated for all purposes as a real-denominated liability. See “Item 5—Operating and Financial Review and Prospects—Foreign Exchange and Interest-Rate Exposure” and See Note 34 to our consolidated financial statements.

     The potential loss to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 1,000 basis points in the foreign exchange rate applicable to financial assets and liabilities on December 31, 2003 would be approximately R$ 17.7 million. On the other hand, our derivatives instruments would have a gross gain of R$ 17.67 million. The net loss would be R$ 0.02 million.

     Exchange rate sensitivity analysis was made by applying a 10% change to the Brazilian Central Bank exchange rate on December 31, 2003 of R$2.8892 to U.S.$1.0, which would represent a devaluation of the real of R$0.2889. We then assumed that this unfavorable currency move would be sustained from December 31, 2003 through December 31, 2004. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments (essentially handset purchases), net of derivative instruments.

Interest Rate Risk

     As of December 31, 2003, we had R$348.1 million in loans and financing outstanding, of which approximately R$171.1 million bore interest at national currency floating rates (primarily TJLP), R$ 156.9 million bore interest at foreign currency floating rates and R$17.9 million bore interest at fixed dollar rates. We have hedged 101.8% of our foreign exposure existing as of December 31, 2003 resulting in Interbank Deposit Certificate (Certificado de Depósito Bancário – CDI) denominated debts.

     The potential gross gain to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities on December 31, 2003 would be approximately R$4.6 million.

     Interest rate sensitivity analysis was made by applying a 10% increase to all floating-rate-denominated debt, assuming that the different indexes (CDI and TJLP, LIBOR and EURIBOR) would all rise by 10% instantaneously on December 31, 2003 and that this unfavorable move would continue for one year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.

     Changes in internal controls. No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

     As of yet, we have not appointed an “audit committee financial expert”, as defined by the SEC. As disclosed in item 16D below, we are currently exempt from complying with the independence requirements of the audit committee pursuant to Exchange Act Rule 10A-3(a)(5)(A).

ITEM 16B. Code of Ethics

     In June, 2003, we approved a code of ethics to regulate the conduct of our senior financial officers. Our code of ethics deals with the following issues:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submits to, the CVM and/or the SEC and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to the Internal Audit Officer who, after review, has to report them to the CEO and CFO; and

•	accountability for adherence to the code.

     A copy of our code of ethics is filed as an exhibit to this annual report. A copy of this document is also available on our website (www.vivo.com.br).

     There have been no waivers to our code of ethics in 2003.

ITEM 16C. Principal Accountant Fees and Services

     Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the year ended December 31, 2003. Ernst & Young Auditores Independentes S.A., or E&Y, acted as our independent auditor for the year ended December 31, 2002. The chart below sets forth the total amount billed to us by Deloitte and E&Y for services performed in the years 2003 and 2002, and breaks down these amounts by category of service:

	Total Fees
	(in thousands of reais)
	2003	2002
Audit Fees	$621	$449
Audit-Related Fees	$199	$280
Tax Fees	—	$390
All Other Fees	—	—
Total	$820	$1,119

     Audit Fees

     Audit Fees are the aggregate fees billed by Deloitte and E&Y for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

     Audit-Related Fees

     Audit-Related Fees for both years are fees charged by E&Y for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and represent due diligence services.

     Tax Fees

     “Tax Fees” are fees for professional services rendered by E&Y for tax compliance services.

     Pre-Approval Policies and Procedures

     We have not set pre-approval policies and procedures for audit, audit-related services, tax services and other services to be provided by auditors, since we are not required to comply with such audit committee rule by July 31, 2005, according to Exchange Act Rule 10A-3(a)(5)(A).

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

     Pursuant to the exemption under Exchange Act Rule 10A-3(c)(3), we have our conselho fiscal, a board of auditors, which follows the requirements presented by such rule. Furthermore, our current audit committee does not follow the independence requirements of such rule, as we are still exempt from such requirements by July 31, 2005 according to Exchange Act Rule 10A-3(a)(5)(A).

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not required for the year ended December 31, 2003.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

1.1	By-laws (Estatuto Social) of TCO, as amended (English translation).

2.1	Deposit Agreement dated as of July 27, 1998 between TCO and The Bank of New York, previously filed with TCO’s registration statement on September 18, 1998 and incorporated herein by reference.

4.1	Personal Cellular Service Authorization Agreement (English translation) entered into and between the Brazilian government, through Anatel, and TCO on February 3, 2003, incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

4.2	Personal Cellular Service Authorization Agreement (English translation) entered into and between the Brazilian government, through Anatel, and Telegoias on February 3, 2003, incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

4.3	Personal Cellular Service Authorization Agreement (English translation) entered into and between the Brazilian government, through Anatel, and Telems on February 3, 2003, incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

4.4	Personal Cellular Service Authorization Agreement (English translation) entered into and between the Brazilian government, through Anatel, and Telemat on February 3, 2003, incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

4.5	Personal Cellular Service Authorization Agreement (English translation) entered into and between the Brazilian government, through Anatel, and Teleron on February 3, 2003, incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

4.6	Personal Cellular Service Authorization Agreement (English translation) entered into and between the Brazilian government, through Anatel, and Teleacre on February 3, 2003, incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

4.7	Personal Cellular Service Authorization Agreement (English translation) entered into and between the Brazilian government, through Anatel, and NBT on February 3, 2003, incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

8.1	Significant subsidiaries.

11.1	Code of Ethics (Codigo de Etica) of TCO (English translation).

12.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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

Tele Centro Oeste Celular Participações S.A.
By:	/s/ Sérgio Assenço Tavares dos Santos
	Name:	Sérgio Assenço Tavares dos Santos
	Title:	President

Dated: June 30, 2004

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2002 and 2001
CONTENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Management of
Tele Centro Oeste Celular Participações S.A.:
São Paulo - SP

(1) We have audited the accompanying consolidated balance sheet of Tele Centro Oeste Celular Participações S.A. (a Brazilian Corporation) and subsidiaries as of December 31, 2003, and the related consolidated statement of income, changes in shareholders’ equity and changes in financial position for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

(2) We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

(3) In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Centro Oeste Celular Participações S.A. and subsidiaries as of December 31, 2003, and the results of their operations and changes in their financial position for the year ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

(4) Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

(5) Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statement of cash flow for the year ended December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(6) As discussed in note 2.c, the Company has changed the basis of presentation of consolidated the financial statements from the Constant Currency Method to Brazilian Corporate Law Method.

Deloitte Touche Tohmatsu
Auditores Independentes

June 15, 2004
São Paulo, Brazil.

Report of Independent Registered Public Accounting Firm

Directors and Shareholders
Tele Centro Oeste Celular Participações S.A.

We have audited the accompanying consolidated balance sheets of Tele Centro Oeste Celular Participações S.A. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Centro Oeste Celular Participações S.A. at December 31, 2002, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, in conformity with Brazilian Corporate Law, which differ in certain respects from accounting principles generally accepted in the United States of America (See Note 36 to the consolidated financial statements).

Ernst & Young Auditores Independentes S.C.
/s/ Luiz Carlos Nannini
Partner

Brasília, Brazil

February 14, 2003

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(In thousands of Brazilian Reais - R$)

	Note	2003	2002
ASSETS
Current assets
Cash and cash equivalents	13	972,054	158,503
Marketable securities	14	—	712,135
Trade accounts receivable, net	15	398,253	228,256
Inventories	16	79,076	48,369
Deferred income taxes and recoverable taxes	11	150,011	120,117
Derivative transactions	25	—	38,441
Prepaid expenses	17	12,274	2,135
Other current assets	18	6,565	5,480

Total current assets		1,618,233	1,313,436
Noncurrent assets
Deferred income taxes and recoverable taxes	11	55,264	48,449
Derivative transactions	25	87	14,863
Other assets	18	58,134	56,630

Total noncurrent assets		113,485	119,942
Permanent assets
Investments		4,588	8,430
Property, plant and equipment, net	19	891,030	891,418
Deferred assets, net	20	26,910	31,520

Total permanent assets		922,528	931,368

Total assets		2,654,246	2,364,746

The accompanying notes are an integral part of these consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(In thousands of Brazilian Reais - R$)

	Note	2003	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payroll and related accruals	21	20,326	12,028
Accounts payable and accrued expenses	22	276,261	154,389
Taxes other than income taxes	23	133,322	104,638
Dividends payable	24	135,119	99,729
Income taxes		23	3,192
Loans and financing	25	135,042	324,980
Derivative transactions	25	9,426	1,567
Other current liabilities	26	21,972	14,317

Total current liabilities		731,491	714,840
Noncurrent liabilities
Loans and financing	25	213,126	302,800
Reserve for contingencies	27	109,373	99,104
Taxes other than income taxes	23	9,972	4,141
Derivative transactions	25	5,667	273
Pension and other post-retirement plans	28	2,810	464
Other liabilities	26	546	546

Total noncurrent liabilities		341,494	407,328
Minority interests		25,049	23,929
Shareholders’ equity
Share capital	29.a	570,095	534,046
Treasury shares	29.b	(49,162)	(49,162)
Capital reserves	29.c	114,380	114,380
Income reserves	29.d	655,574	322,165
Retained earnings		265,199	297,094

Total shareholders’ equity		1,556,086	1,218,523

Funds for capitalization		126	126

Total liabilities and shareholders’ equity		2,654,246	2,364,746

The accompanying notes are an integral part of these consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED
December 31, 2003, 2002 and 2001
(In thousands of Brazilian Reais, except shares and per share amounts)

		Years ended December 31
	Note	2003	2002	2001
Net operating revenue	4	1,958,910	1,572,110	1,256,085
Cost of services and goods sold	5	(904,022)	(741,772)	(620,695)

Gross profit		1,054,888	830,338	635,390
Operating expenses
Selling expenses	6	(300,516)	(215,282)	(194,514)
General and administrative expenses	7	(193,258)	(141,860)	(108,333)
Other net operating expenses	8	(13,463)	(14,628)	(4,179)

Operating income before net financial income (expenses)		547,651	458,568	328,364
Net financial income (expenses)	9	111,670	3,970	(6,462)

Operating income		659,321	462,538	321,902
Non-operating income (expense), net	10	(6,364)	4,292	296

Income before income taxes and minority interest		652,957	466,830	322,198
Income and social contribution taxes	11	(181,089)	(131,516)	(95,879)
Minority interest		(8,460)	(6,131)	(18,215)

Net income		463,408	329,183	208,104

Outstanding shares at end of year (thousands)		373,408,642	373,408,642	365,379,257
Earnings per thousand shares (Brazilian Reais)		1.24	0.88	0.57

The accompanying notes are an integral part of these consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2003

(In thousands of Brazilian reais-R$)

2003
SOURCES OF FUNDS:
From operations:
Net income	463,408
Items not affecting working capital:
Depreciation and amortization	194,781
Minority interest	8,460
Monetary and exchange variations on noncurrent assets	(7,015)
Monetary and exchange variations on noncurrent liabilities	6,698
Net book value of permanent asset disposals	19,421
Reserve for contingencies	10,269
Unclaimed dividends and interest on capital of subsidiary	1,400
Negative goodwill on acquisition of investment in NBT	2,282

Total from operations	699,704

From shareholders:
Unclaimed dividends and interest on shareholders’ equity	4,155

4,155

From third parties:
Decrease in noncurrent assets	20,095
Transfer from noncurrent assets to current assets	16,404
Transfer from current to noncurrent liabilities	2,346
Increase in noncurrent liabilities	3,990

42,835

Total sources	746,694

USES OF FUNDS:
Additions to property, plant and equipment	207,644
Transfer from noncurrent to current liabilities	89,137
Transfer to current from noncurrent assets	23,027
Interest on capital and dividends	134,363
Minority shareholders	4,377

Total uses	458,548

INCREASE IN WORKING CAPITAL	288,146

REPRESENTED BY:
CURRENT ASSETS AT YEAR END	1,618,233
CURRENT LIABILITIES AT YEAR END	(731,491)

Working capital at year end	886,742
Working capital at beginning of the year	598,596

INCREASE IN WORKING CAPITAL	288,146

The accompanying notes are an integral part of these consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED
December 31, 2003, 2002 and 2001
(In thousands of Brazilian Reais — R$)

			Capital Reserves
					Special
	Share	Treasury	Interest on	Share	premium	Tax
	Capital	shares	construction	premium	reserve	Incentive
Balances at December 31, 2000	303,000	—	—	68	109,860	—
Capital increase with reserves	202,000	—	—	(16)	(16,602)	—
Reversal of reserves	—	—	—	—	—	—
Treasury shares	—	(6,826)	—	—	—	—
Net income	—	—	—	—	—	—
Transfer to reserves	—	—	—	—	—	—
Interest on shareholders’ equity	—	—	—	—	—	—
Dividends to minority interest of subsidiaries	—	—	—	—	—	—
Payment to shareholders related to premium utilization	—	—	—	—	(5,485)	—

Balances at December 31, 2001	505,000	(6,826)	—	52	87,773	—
Acquisition of the minority interest of Telebrasília Celular S.A.	29,046	—	679	37,481	—	153
Payment to shareholders related to premium utilization	—	—	—	—	(15,584)	—
Treasury Stock				—	—	—
Purchase of shares (common/preferred)	—	(62,913)	—	—	—	—
Disposal of preferred shares	—	9,790	3,826	—	—	—
Cancellation of shares	—	10,787	—	—	—	—
Net income	—	—	—	—	—	—
Transfer to reserves	—	—	—	—	—	—
Interest on shareholders’ equity	—	—	—	—	—	—

Balances at December 31, 2002	534,046	(49,162)	4,505	37,533	72,189	153
Capital increase with retained earnings	36,049	—	—	—	—	—
Unclaimed dividends of 1999	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Transfer to reserves	—	—	—	—	—	—
Interest on shareholders’ equity	—	—	—	—	—	—

Balances at December 31, 2003	570,095	(49,162)	4,505	37,533	72,189	153

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Income Reserves
		Unrealized	Reserve
	Legal	income	for	Retained
	reserve	reserve	expansion	earnings	Total
Balances at December 31, 2000	30,162	97,675	—	355,633	896,398
Capital increase with reserves	—	—	—	(185,382)	—
Reversal of reserves	—	(97,675)	—	97,675	—
Treasury shares	—	—	—	—	(6,826)
Net income	—	—	—	208,104	208,104
Transfer to reserves	10,405	—	—	(10,405)	—
Interest on shareholders’ equity	—	—	—	(80,500)	(80,500)
Dividends to minority interest of subsidiaries	—	—	—	(1,516)	(1,516)
Payment to shareholders related to premium utilization	—	—	—	—	(5,485)

Balances at December 31, 2001	40,567	—	—	383,609	1,010,175
Acquisition of the minority interest of Telebrasília Celular S.A.	1,662	—	—	(31,476)	37,545
Payment to shareholders related to premium utilization	—	—	—	—	(15,584)
Treasury Stock
Purchase of shares (common/preferred)	—	—	—	—	(62,913)
Disposal of preferred shares	—	—	—	—	13,616
Cancellation of shares	—	—	—	(10,787)	—
Net income	—	—	—	329,183	329,183
Transfer to reserves	16,459	—	263,477	(279,936)	—
Interest on shareholders’ equity	—	—	—	(93,499)	(93,499)

Balances at December 31, 2002	58,688	—	263,477	297,094	1,218,523
Capital increase with retained earnings	—	—	—	(36,049)	—
Unclaimed dividends of 1999	—	—	—	4,155	4,155
Net income	—	—	—	463,408	463,408
Transfer to reserves	23,171	—	310,238	(333,409)	—
Interest on shareholders’ equity	—	—	—	(130,000)	(130,000)

Balances at December 31, 2003	81,859	—	573,715	265,199	1,556,086

The accompanying notes are an integral part of these consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
December 31, 2003, 2002 and 2001
(In thousands of Brazilian Reais — R$)

	2003	2002	2001
Cash flows provided by operations:
Net income	463,408	329,183	208,104
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	194,781	158,750	138,585
Minority interests	8,460	6,131	18,215
Monetary/exchange variation on loans and financing	(66,494)	174,500	82,003
Losses on permanent asset disposals	18,894	14,334	10,159
Losses from changes in shareholdings in subsidiaries	252	(205)	(1)
Unclaimed dividends	—	(5,418)	—
Provision for doubtful accounts	47,134	33,059	48,334
Increase in trade accounts receivable	(217,131)	(74,553)	(74,086)
(Increase) decrease in deferred/recoverable taxes	(36,709)	7,272	(2,176)
(Increase) decrease in other current assets and inventories	(41,931)	4,093	20,280
(Increase) decrease in other noncurrent assets	(1,504)	(18,448)	(157)
(Increase) decrease in derivative transactions – assets	53,217	(50,858)	227
Increase (decrease) in payroll and related accruals	8,298	5,179	(120)
Increase (decrease) in accounts payable and accrued expenses	121,872	1,865	(75,233)
Increase in taxes other than income taxes	34,515	27,120	18,867
Increase (decrease) in other current liabilities	7,655	(28,664)	24,836
Increase in accrued interest	8,067	3,821	—
Increase (decrease) in income taxes	(3,169)	3,738	675
Increase in reserve for contingencies	10,269	22,628	13,480
Increase in provision for pension and other post-retirement plans	2,346	464	—
Increase in derivative transactions – liabilities	13,253	1,840	—

	625,483	615,831	431,992

Investing activities:
Additions to investments	—	—	(5,597)
Acquisition of minority interest in subsidiaries	(2,096)	(729)	(12,228)
Marketable securities	712,135	(349,825)	(203,609)
Acquisition of concession	—	—	(12,110)
Additions to property, plant and equipment	(207,644)	(170,622)	(190,521)
Addition to deferred charges	—	—	(1,722)
Proceeds from asset disposals	527	313	103

	502,922	(520,863)	(425,684)

Financing activities:
Loans repaid	(285,504)	(515,293)	(1,423,210)
New loans obtained	64,319	447,768	1,349,042
Purchase of treasury shares	—	(49,297)	(6,826)
Payment to shareholders related to premium utilization	—	(49,843)	(5,485)
Interest on shareholders’ equity / dividends paid	(93,669)	(96,437)	(43,323)

	(314,854)	(263,102)	(129,802)
Increase (decrease) in cash and cash equivalents	813,551	(168,134)	(123,494)
Cash and cash equivalents at beginning of year	158,503	326,637	450,131

Cash and cash equivalents at end of year	972,054	158,503	326,637

The accompanying notes are an integral part of these consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

1.	Operations and background

Beginning in 1995, the Federal Government of Brazil (the “Federal Government”) undertook a comprehensive reform of Brazilian the telecommunications industry. In July 1997 the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicações Brasileiras S.A. (“Telebrás”) which, through its 28 operating subsidiaries was the primary supplier of public telecommunications services in Brazil (the “Telebrás System”).

In preparation for the privatization of the Telebrás System, the operating subsidiaries were divided into twelve separate groups, (a) three regional fixed-line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were first separated from the operating subsidiaries and subsequently from the fixed-line businesses. The new cellular businesses and the long-distance operator were combined into the twelve separate groups (the “New Holding Companies”). Both the separation of the cellular businesses and the subsequent grouping of the former Telebrás subsidiaries were performed using a procedure under Brazilian corporate law called cisão (the “spin-off”). As of part of this process Tele Centro Oeste Celular Participações S.A. (the “Holding Company”) was formed.

Tele Centro Oeste Celular Participações S.A. (the “Company” or “TCO”) was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebrás, including 81.4%, 83.8%, 91.9%, 96.0%, 91.3% and 94.0% of the share capital of Telebrasília Celular S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A., respectively. Until August 4, 1998, the Companies were controlled by the Federal Government.

At December 31, 2003, TCO is owned by Telesp Celular Participações S.A. (“TCP”) (90.73% of voting capital and 29.30% of total capital) which in turn is controlled by Brasilcel N.V. (“Brasilcel”). Brasilcel is controlled by Telefónica Móviles, S.A. (50.000% of total capital), PT Móveis - Serviços de Telecomunicações, SGPS, S.A. (49.99% of total capital), and Portugal Telecom, SGPS, S.A. (0.01% of total capital).

The Company is the controlling shareholder of Telegoiás Celular S.A. (“Telegoiás”), Telemat Celular S.A. (“Telemat”), Telems Celular S.A. (“Telems”), Teleron Celular S.A. (“Teleron”), Teleacre Celular S.A. (“Teleacre”) and Norte Brasil Telecom S.A. (“NBT”) which provide wireless communications services, including necessary or useful activities to provide these services, in conformity with authorizations or concessions received, described as follows:

			Expiration date of
Subsidiary	Interest - %	Operating area by States	concession/authorization
Telegoiás	97.14	Goiás and Tocantins	10/29/2008
Telemat	97.83	Mato Grosso	03/30/2009
Telems	98.54	Mato Grosso do Sul	09/28/2009
Teleron	97.23	Rondônia	07/21/2009
Teleacre	98.35	Acre	07/15/2009
NBT	100.00	Amazonas, Roraima, Amapá, Pará and Maranhão	11/29/2013
Telebrasília(i)	N/A	Distrito Federal	07/24/2006

(i) Merged into the Company in 2002.

The Company also owns TCO IP S.A. (“TCO IP”) which provides telecommunications services, Internet access, solutions and other services.

Telecommunications services provided by the subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), as authorized by Law No. 9,472 of July 16, 1997, and the respective regulations, decrees, decisions, and plans.

Changes in Ownership

On April 10, 2003, ANATEL approved the acquisition by TCP of the controlling equity interest held by BID S.A. in TCO. On April 25, 2003, TCP completed the acquisition which represents 20.69% of the total capital and 64.03% of the voting capital.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

On September 30, 2003, the Brazilian Securities Commission (CVM) approved the acquisition by TCP of additional common shares of TCO. On November 18, 2003, TCP acquired 26.70% of the voting capital of TCO (8.62% of total capital). After this acquisition TCP owned 90.73% of the voting capital of TCO (29.31% of total capital).

Migration from SMC to SMP

On February 3, 2003, ANATEL and TCO and its subsidiaries Telegoiás, Telemat, Telems, Teleron, Teleacre and NBT, signed a document authorizing Personal Mobile Service (SMP), effective from the date of publication in the federal official gazette on February 5, 2003. Authorizations granted to the Company and its subsidiaries are valid for the remaining periods of the concessions previously granted and currently replaced, and may be renewed once for fifteen years, subject to a renewal fee. On July 6, 2003, the wireless operators implemented the Carrier Selection Code (CSP) on national and international long distance (VC2 and VC3) calls, in accordance with SMP rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection revenues for the use of their networks on these calls.

2.	Presentation of the Financial Statements

a. Presentation of consolidated financial statements as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003

The accompanying consolidated financial statements present the consolidated balance sheets and results of operations in cellular telecommunication businesses of TCO and its subsidiaries (collectively “The Company”).

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil. Certain reclassifications, modifications and changes in terminology have been made in order to conform more closely to reporting practices in the United States.

Minority interest is included in the consolidated financial statements of TCO as of December 31, 2003. This interest was 2.9%, 2.2%, 1.5%, 2.8% and 1.7% of Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A., respectively.

b. Methods of presentation of the Financial Statements

Until December 31, 1995, publicly-traded companies in Brazil were required to prepare financial statements pursuant to two methods: (i) the corporate law method, which was and remains valid for all legal purposes, including the basis for determining income taxes and calculation of mandatory minimum dividends; and (ii) the constant currency method, to present supplementary price-level adjusted financial statements, pursuant to standards prescribed by the Brazilian Securities Commission (CVM).

The Corporate Law Method

The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and stockholder’s equity accounts using indices mandated by the Federal Government. The net effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”. Under the Constant Currency Method, the financial statements were adjusted for inflation up to December 31, 2000.

The Constant Currency Method

Under the Constant Currency Method, all historical Brazilian real amounts in the financial statements and notes thereto are expressed in constant purchasing power as of latest balance sheet date, in accordance with standards prescribed by the CVM for publicly traded entities. Under the Constant Method, the financial statements were adjusted for inflation up to December 31, 2000.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

c.	Change in Basis of Presentation of Financial Statements

The accompanying consolidated financial statements are prepared in accordance with Brazilian corporate law, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission – CVM, which includes monetary restatement of permanent assets and shareholder’s equity through December 31, 1995 (hereinafter referred to as “BR CL”).

In prior periods, the Company had prepared its financial statements for presentation in the United States in accordance with the Constant Currency Method. In order to conform the financial statements for the use of its shareholders in the United States to the same basis used in the primary market in Brazil, the Company has elected to present its financial statements in accordance with BR CL.

All prior periods have been presented in accordance with BR CL, since a change in the reporting currency requires the restatement of all periods presented.

Summarized financial statements for the two prior years under Constant Currency Method

Following is summarized financial information previously reported using the Constant Currency Method

	December 31,
	2002	2001
Assets
Current assets	1,313,436	1,058,454
Noncurrent assets	119,942	59,538
Permanent assets	1,073,094	1,122,333

Total assets	2,506,472	2,240,325

	2002	2001
Liabilities and Shareholders’ equity
Total current liabilities	720,974	676,380
Total noncurrent liabilities	449,373	371,830
Minority interests	25,308	65,557
Total shareholders’ equity	1,310,691	1,126,432
Total funds for capitalization	126	126

Total liabilities and shareholders’ equity	2,506,472	2,240,325

	Years ended December 31,
	2002	2001	2000
Income Statement
Net operating revenue	1,561,308	1,248,131	930,646
Cost of goods and services	(779,480)	(663,158)	(532,163)

Gross profit	781,828	584,973	398,483
Income before taxes and minority interest	303,850	203,655	132,802
Net income for the year	305,094	178,587	103,644

Reconciliation of net income and shareholders’ equity balances between BR CL and the Constant Currency Method is as follows:

	Net income		Shareholders' equity
	2002	2001	2002	2001
BR CL	329,183	208,104	1,218,523	1,010,175
Restatement of net permanent assets	(46,399)	(51,270)	141,726	188,189
Tax effects	15,771	17,403	(48,179)	(64,014)
Minority interests	6,539	4,350	(1,379)	(7,918)

Constant Currency Method	305,094	178,587	1,310,691	1,126,432

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

d.	Principles of consolidation

These consolidated financial statements include the balances and transactions of the TCO and its subsidiaries as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003. In the consolidated financial statements, all inter-company balances and transactions have been eliminated.

e.	Reclassifications

Certain reclassifications have been made to the prior periods to conform to the 2003 presentation.

3.	Summary of the principal accounting policies

a.	Cash and Cash Equivalents

Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

b.	Trade Accounts Receivable, Net

Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced.

c.	Provision for Doubtful Accounts

A provision is made for trade accounts receivable for which recoverability is not considered probable.

d.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate in effect on the date of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Resulting gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statement of income as part of the financial expenses, net. Exchange rate variations and premiums related to derivative contracts are calculated and recorded at the period end based on the settlement method.

e.	Inventories

Inventories consist of cellular handsets, accessories and maintenance materials stated at average acquisition cost. A provision is recognized to adjust to realizable value the cost of handsets and accessories considered obsolete or in quantities greater than those usually sold in a reasonable period of time.

f.	Property, Plant and Equipment

Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation calculated using the straight-line method based on the estimated useful lives of these assets. Costs incurred for repairs and maintenance that represent improvements, increases capacity or extend the useful lives of assets are capitalized. All other routine costs are charged to income as incurred.

For all periods presented, the Company did not capitalized interest for financing construction in progress as part of the cost of property, plant and equipment.

g.	Deferred Assets

Pre-operating expenditures

Income and expenses incurred during the pre-operating period by the subsidiary Norte Brasil Telecom S.A.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

were recorded as deferred charges. The Company began to amortize these deferred charges on a straight-line basis over a period of 10 years as from January 2000, when Norte Brasil Telecom S.A. commenced operations.

During the latter part of 2000, the Company formed TCO IP, an internet service provider. Pre-operating costs incurred by TCO IP were capitalized as deferred charges. The Company began to amortize these costs on a straight-line basis over a period of 5 years when TCO IP commenced operations in October 2001

h.	Income and Social Contribution Taxes

Brazilian income taxes are comprised of the federal income tax and the social contribution tax. At December 31, 2003, the statutory rates for the federal income tax and for the social contribution tax were 25% and 9%, respectively. For BR CL purposes, income taxes are accounted for using the liability method. Deferred income tax assets attributable to temporary differences, and tax loss carryforwards are recorded if it is more likely than not that the assets will be realized.

i.	Reserve for Contingencies

A reserve for contingencies is recorded based on the opinion of management and the Company’s external legal counsel relating to claims for which the likelihood of an unfavorable outcome is probable.

j.	Net Financial Income (expense)

The net financial income (expense) includes interest and monetary variations resulting from financial investments and loans and financing obtained and provided. Gains and losses on derivative contracts are included in the net financial income (expense).

k.	Derivatives

The Company enters into certain foreign exchange forward and swap contracts in order to manage its exposure to fluctuations in exchange rates and interest rates for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet. Gains and losses, realized and unrealized, are estimated exclusively based on terms of the related contracts and recorded as net financial expense.

l.	Pension and Post-Retirement Plans

Actuarial liabilities are determined using the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income.

m.	Earnings Per Thousand-Shares

Earnings per thousand-shares are calculated based on the number of outstanding shares at the date of the corresponding balance sheets.

n.	Revenue Recognition

Revenues from services are recognized when services are provided and are billed on a monthly basis. Unbilled revenues are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized in income as services are effectively provided based on monthly usage. Revenue from the sale of handsets and accessories is recorded at the moment of the sale to the final customer.

o.	Segment Information

The Companies operate solely in one segment that provides local and regional cellular telecommunications services. All revenues were generated in relation to services provided in or routed through the Federal

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

District and the states of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, Maranhão, Pará, Amapá, Roraima and Amazonas.

p.	Use of Estimates

The preparation of consolidated financial statements in conformity with BR CL requires management to make estimates and assumptions related to assets, liabilities, revenues and expenses for the period being reported. Actual results could differ from those estimates.

q.	Minority interests

The Company records minority interest in the statements of operations to reflect the portion of the earnings of majority–owned operations that are applicable to the minority interest shareholders. See note 2a.

r.	Advertising Costs

Advertising costs are expensed as incurred and included in selling expenses. They amounted to R$48,079, R$33,955 and R$ 26,785, for the years ended December 31, 2003, 2002, and 2001, respectively.

4.	Net Operating Revenue

	2003	2002	2001
Monthly subscription charges	148,316	114,956	121,512
Usage charges	1,095,847	882,980	643,523
Roaming charges	11,693	19,356	17,391
Additional call charges	30,827	22,890	20,877
Interconnection	776,814	649,271	526,846
Other services	40,308	15,956	8,254

Gross revenue from services	2,103,805	1,705,409	1,338,403
Value-added tax on services – ICMS	(328,796)	(256,572)	(200,619)
Employees’ profit participation program –PIS/ Social contribution on billing – COFINS	(72,877)	(61,779)	(47,475)
Discounts granted	(44,678)	(23,721)	(9,217)

Net revenue from services	1,657,454	1,363,337	1,081,092

Sale of handsets	383,471	276,884	235,011
Value-added tax on sales– ICMS	(62,939)	(48,866)	(36,141)
Employees’ profit participation program –PIS/ Social contribution on billing – COFINS	(18,214)	(10,359)	(8,977)
Discounts granted	(862)	(1,960)	(3,984)
Returns of goods	—	(6,926)	(10,916)

Net revenue from sales of handsets	301,456	208,773	174,993

Total net operating revenue	1,958,910	1,572,110	1,256,085

There were no customers who contributed more than 10% of total gross operating revenues of the Company in 2003, 2002 and 2001, except for Brasil Telecom, which contributed approximately 19% of total gross operating revenues in 2003, 20% in 2002 and 22% in 2001, mainly in relation to interconnection revenues.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

5.	Cost of Services and Goods Sold

	2003	2002	2001
Personnel	(18,752)	(15,581)	(12,019)
Outsourced services	(40,112)	(28,744)	(18,147)
Leased lines	(36,885)	(32,348)	(29,604)
Rent, insurance and condominium fees	(13,710)	(10,087)	(8,064)
Interconnection	(147,137)	(142,741)	(102,870)
Fistel fees	(85,036)	(60,178)	(53,173)
Depreciation and amortization	(161,201)	(128,749)	(118,035)
Cost of goods sold	(390,026)	(314,193)	(273,299)
Others	(11,163)	(9,151)	(5,484)

Total	(904,022)	(741,772)	(620,695)

6.	Selling Expenses

	2003	2002	2001
Personnel	(36,222)	(22,324)	(20,312)
Supplies	(4,435)	(4,312)	(5,000)
Outsourced services	(194,808)	(135,512)	(113,251)
Rent, insurance and condominium fees	(7,379)	(5,269)	(4,074)
Taxes and contributions	(183)	(78)	(62)
Depreciation and amortization	(7,797)	(10,164)	(3,222)
Provision for doubtful accounts	(47,134)	(33,059)	(48,334)
Others	(2,558)	(4,564)	(259)

Total	(300,516)	(215,282)	(194,514)

7.	General and administrative expenses

	2003	2002	2001
Personnel	(64,946)	(42,120)	(34,703)
Supplies	(3,985)	(3,223)	(2,883)
Outsourced services	(87,343)	(71,394)	(47,653)
Rent, insurance and condominium fees	(9,204)	(4,814)	(4,533)
Taxes and contributions	(3,065)	(2,052)	(16,661)
Depreciation and amortization	(24,223)	(17,932)	(1,196)
Others	(492)	(325)	(704)

Total	(193,258)	(141,860)	(108,333)

8.	Other net operating expenses

	2003	2002	2001
Income:
Fines	22,168	16,994	12,921
Recovered expenses	602	252	348
Reversal of reserves for contingencies	5,869	396	760
Other	4,240	7,853	5,651

Total income	32,879	25,495	19,680
Expenses:
Reserve for contingencies	(3,000)	(2,799)	(5,238)
Telegoiás and NBT goodwill amortization	(1,560)	(1,560)	(371)
Taxes other than on income	(29,916)	(20,431)	(9,116)
Donations and sponsorships	(10,937)	(9,537)	(7,330)
Other	(929)	(5,796)	(1,804)

Total expense	(46,342)	(40,123)	(23,859)

Total, net	(13,463)	(14,628)	(4,179)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

Research and development cost are charged to expense as incurred. Research and development expenses in 2001 was R$ 436. The Company did not incur research and development expenses in 2003 and 2002.

9.	Net financial income (expense)

	2003	2002	2001
Interest income	208,413	158,960	97,894
Interest expense	(80,538)	(96,621)	(70,295)
Net exchange/ monetary variations	76,448	(123,871)	(41,512)
Derivative contracts, net	(92,653)	65,502	7,451

Total, net	111,670	3,970	(6,462)

10.	Net non-operating income (expense)

	2003	2002	2001
Gain (Loss) on investments	252	(205)	(1)
Proceeds from disposal of property, plant and equipment	(18.894)	(14.334)	(10.159)
Unclaimed dividends	—	5,418	—
Other non-operating income	12.278)	13.413	10.456

Total, net	(6,364)	4,292	296

11.	Income and Social Contribution Taxes

Brazilian income taxes comprise federal income tax and the social contribution tax. For the three-year period ended December 2003, the income tax rate was 25% and the social contribution tax rates were 9%. Deferred income tax assets and liabilities related to temporary differences and income and social contribution tax loss carryforwards were calculated at the tax rate of 34%.

The composition of income tax expense is as follows:

	2003	2002	2001
Income tax	131,795	77,594	67,399
Social contribution tax	48,642	27,883	24,455
Deferred taxes	652	26,039	4,025

Total	181,089	131,516	95,879

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rates of 34% in 2003, 2002 and 2001:

	2003	2002	2001
Income before taxes as reported	652,957	466,830	322,198
Taxes charged at the combined statutory rate	222,005	158,722	109,547
Permanent additions:
Donations and sponsorships	1,678	1,763	—
Expired interest on shareholders’ equity	1,424	—	—
Other	2,439	4,621	2,701
Permanent exclusions:
Interest on shareholders’ equity	(44,961)	(32,176)	(15,401)
Other	—	—	(63)
Other items:
Unrecognized taxes on temporary differences – TCO IP	2,193	—	—
Surtax difference	(168)	(168)	—
Taxes incentives and other	(3,521)	(1,246)	(905)

Income and social contribution taxes	181,089	131,516	95,879

Effective rate	27,7%	28,2%	29,8%

\

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

The composition of deferred and recoverable tax assets is as follows:

	2003	2002
Recoverable income and social contribution taxes	42,309	15,055
Withholding income tax	28,689	41,758
Recoverable ICMS (State VAT)	54,866	31,640
Recoverable PIS and COFINS (taxes on revenue) and other	273	1,045

Recoverable taxes	126,137	89,498
ICMS on unearned revenue	3,228	2,506
Deferred income and social contribution taxes	75,910	76,562

Total	205,275	168,566

Current	150,011	120,117
Noncurrent	55,264	48,449

Deferred income and social contribution taxes are comprised of:

	2003	2002
Merged tax credit (corporate restructuring)	21,943	43,886
Allowance/Reserve for:
Contingencies	25,701	22,209
Doubtful accounts	11,501	9,042
Accrued expenses	16,765	1,425

Total	75,910	76,562

Current	52,883	54,619
Noncurrent	23,027	21,943

Deferred taxes have been recorded as it is more likely than not that they will be realized, as follows:

a)	The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity and is realized in proportion to the goodwill amortization for TCO and its subsidiaries; this will be recovered by December 31, 2004. (See note 31)

b)	Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

12.	Supplemental Cash Flow Information

	2003	2002	2001
Cash paid for interest	30,473	51,718	85,432
Income tax and social contributions paid	197,791	77,861	64,446
Acquisition of minority interest of Telebrasilia Celular S.A. through issuance of shares	—	37,545	—
Cash paid for concessions	—	—	22,385

13.	Cash and cash equivalents

	2003	2002
Banks	24,690	37,141
Short-term cash investments	947,364	121,362

Total	972,054	158,503

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

Short-term cash investments refer principally consist of fixed-income investments which are indexed to interbank deposit (CDI) rates and are highly liquid.

14.	Marketable Securities

Marketable securities at December 31, 2003 and 2002 consisted of the following:

	Interest	Due date	2003	2002
Debentures – FIXCEL	100% CDI plus 2% per year	8/8/2003	—	712,135

			—	712,135

On June 27 and August 8, 2003, the Company redeemed the debentures issued by FIXCEL S.A. (“FIXCEL”) that were acquired on July 2 and August 13, 2002, respectively.

15.	Trade Accounts Receivable, Net

	2003	2002
Unbilled amounts	61,300	47,389
Billed amounts	370,781	207,461
Provision for doubtful accounts	(33,828)	(26,594)

Total	398,253	228,256

There was no customer who represented more than 10% of trade accounts receivable of the Company in 2003 and 2002, except for Brasil Telecom, which represented approximately 17.1% and 16.8% of such account in 2003 and 2002, respectively, mainly in relation to interconnection charges.

The changes in the provision for doubtful accounts are as follows:

	2003	2002	2001
Balance at beginning of year	26,594	40,781	25,826
Bad debt expense	47,134	33,059	48,334
Write-offs	(39,900)	(47,246)	(33,379)

Balance at end of year	33,828	26,594	40,781

16.	Inventories

	2003	2002
Digital handsets	65,490	36,820
Other	14,915	12,501
Reserve for obsolescence	(1,329)	(952)

Total	79,076	48,369

17.	Prepaid expenses

	2003	2002
Advertising	9,587	—
Financial charges	1,036	1,420
Insurance premiums	224	533
Others	1,427	182

Total	12,274	2,135

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

18.	Other assets

	2003	2002
Employees advance	4,126	3,747
Tax incentives	—	3,913
Advance to affiliate for purchase of shares	44,461	40,226
Escrow deposits	13,660	12,471
Other assets	2,452	1,753

Total	64,699	62,110

Current	6,565	5,480
Noncurrent	58,134	56,630

19.	Property, Plant and Equipment

a.	Composition

	2003			2002
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Transmission equipment	839,910	(493,521)	346,389	325,056
Switching equipment	271,136	(101,530)	169,606	194,560
Infrastructure	177,828	(71,164)	106,664	96,281
Land	7,898	—	7,898	5,830
Software use rights	131,854	(55,260)	76,594	64,902
Buildings	28,682	(8,132)	20,550	17,766
Handsets	30,295	(22,620)	7,675	6,058
Concession license	60,550	(17,508)	43,042	50,172
Other assets	63,073	(28,154)	34,919	34,833
Construction in progress	77,693	—	77,693	95,960

Total	1,688,919	(797,889)	891,030	891,418

On January 1, 2003, the Company changed its estimate of the useful life of handsets from 5 years to 2 years, to better reflect the impact of usage of these assets. The effect of this reduction in 2003 resulted in an increase in depreciation expense of R$3,248.

b.	Depreciation Rates

Depreciation rates applied to property, plant and equipment are as follows:

	%
	2003	2002	2001
Switching equipment	10.00	10.00	10.00
Transmission equipment	14.29	14.29	14.29
Infrastructure	5.00 to 10.00	5.00 to 10.00	5.00 to 10.00
Software use rights	20.00	20.00	20.00
Buildings	4.00	4.00	4.00
Terminals	50.00	20.00	20.00
Operation license (concession)	6.67	6.67	6.67
Other assets (excluding land)	5.00 to 20.00	5.00 to 20.00	5.00 to 20.00

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

c.	Rentals

The Company rents equipment and premises through a number of operating lease agreements. Total rent expense incurred under these agreements is as follows:

	2003	2002	2001
Rental expenses	28,869	20,720	15,610

Future minimum rental payments under non-cancelable operating leases with remaining initial terms in excess of one year at December 31, 2003 are:

2004	8,671
2005	4,713
2006	2,941
2007	1,732
2008 and thereafter	1,336

Total	19,393

20.	Deferred Assets, Net

	Annual Amortization
	Rate %	2003	2002
Pre-operating expenses
Financial expenses	10 - 20	16,701	16,701
General and administrative expenses	10 - 20	27,991	28,060

		44,692	44,761
Accumulated amortization
Pre-operating expenses		(17,782)	(13,241)

Total		26,910	31,520

Norte Brasil Telecom S.A. (NBT) began its operations at the end of October 1999, covering 11 of the 97 cities within the Company’s operating area. As the Company’s activities relating to the rendering of services were insignificant at December 31, 1999, all expenses incurred until this date were considered as pre-operating and only subject to amortization from January 2000.

21.	Payroll and Related Accruals

	2003	2002
Salaries and wages	12,003	4,041
Social charges	7,813	7,087
Accrued benefits	510	900

Total	20,326	12,028

22.	Accounts Payable and Accrued Expenses

	2003	2002
Suppliers	192,335	139,618
Interconnection	26,715	11,706
Amounts payable to long distance operators – SMP (*)	36,035	—
Other	21,176	3,065

Total	276,261	154,389

(*) Refers to long-distance services billed to customers and to be passed on to operators due to the migration to SMP.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

23.	Taxes other than income taxes

	2003	2002
Value-added tax (ICMS)	67,214	48,626
PIS and COFINS (taxes on revenue)	16,718	10,533
Fistel fees	55,832	45,767
Fust and Funttel	1,219	1,060
Other taxes	2,311	2,793

Total	143,294	108,779

Current	133,322	104,638
Noncurrent	9,972	4,141

The non-current portion refers to the benefit under the “Programa Teleproduzir”, an agreement made with the Goiás State Government for deferral of ICMS payments. Pursuant to this agreement, the ICMS due will be paid in 84 monthly installments, on a monthly interest rate of 0.02% with a grace period of 12 months from the final date of utilization of the benefit, estimated for October 2004.

24.	Dividends payable

	2003	2002
TCO shareholders
Current year dividends and interest on shareholders’ equity	130,000	93,499
Withholding tax on interest on shareholders’ equity	(19,500)	(14,025)
Prior year dividends not claimed	17,416	13,805
Minority shareholders	7,203	6,450

Total	135,119	99,729

25.	Loans and Financing

a)	Composition of debt

Description		Annual Interest	Maturity	2003	2002
BNDES	R$	TJLP + 3.5% to 4%	01/15/2008	171,067	207,536
Other	R$	Column 20-FGV	12/15/2008	1,845	1,586
Finimp	US$	Libor + interest of 2% to 7%	05/17/2004	29,705	173,939
Resolution No. 2,770	US$	US$+average interest of 7.41%	11/29/2004	1,755	60,359
Export Development Corporation – EDC	US$	Libor (6 months) + 3.9% to 5%	12/14/2006	125,509	162,535
BNDES — basket of currencies	UMBNDES	3.5%	01/15/2008	15,987	18,004
Accrued interest				2,300	3,821

Total				348,168	627,780

Current				135,042	324,980
Noncurrent				213,126	302,800

TJLP — Brazilian long-term interest rate.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

b)	Repayment Schedule

The long-term portion of loans and financing matures as follows:

Year
2005	88,613
2006	81,196
2007	39,721
2008	3,596

Total	213,126

c)	Restrictive covenants

The Company has loans and financing from the National Bank for Economic and Social Development (BNDES) and Export Development Corporation — EDC, which balances at December 31, 2003 were R$187,054 and R$125,509, respectively. Such loans and financing have restrictive covenants, which include restrictions as to debt levels, EBITDA (Earnings Before Taxes, Interest, Depreciation and Amortization) and liquidity. The Company was in compliance with all such covenants at December 31, 2003. Furthermore, these covenants have not restricted the Company’s ability to conduct its normal business or incur additional debt to fund its working capital or capital expenditures as of the date of this annual report.

d)	Derivative contracts

As of December 31, 2003 and 2002, the Company has exchange contracts with notional amounts of US$61,239,000 and US$96,789,000 to protect against exchange rate fluctuations on foreign currency obligations. For the year ended December 31, 2003 and 2002, the Company recognized an accumulated net unrealized loss of R$15,006 and net gain of R$51,464, respectively. At December 31, 2003 and 2002 the Company had recorded an asset of R$87 and R$53,304, respectively of which R$87 and R$14,863, respectively is recorded as noncurrent and R$38,441 as of December 31, 2002 in current, and a liability of R$15,093 and R$1,840 as of December 31, 2003 and 2002, respectively of which R$9,426 and R$1,567 as of December 31, 2003 and 2002is recorded in current and R$5,667 and R$273 as of December 31, 2003 and 2002 in long term.

e)	Guarantees

Banks	Guarantees
BNDES — TCO operators	In the event of default, 15% of receivables and CD’s equivalent to the amount of the next installment payable are pledged.

BNDES NBT	In the event of default, 100% of receivables and CD’s equivalent to the amount of next installment payable during the first year and two installments payable in the remaining period are pledged.

26.	Other liabilities

	2003	2002
Services to be provided – prepaid	11,826	8,039
Accrual for customer loyalty program (i)	870	561
Advances from customers	9,276	5,717
Other	546	546

	22,518	14,863

Current	21,972	14,317
Noncurrent	546	546

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

(i)	On November 1, 2002, the Company launched a customer loyalty program whereby the customer makes calls and earns points redeemable for prizes (call minutes, points in TAM airline loyalty program, and other). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

27.	Reserve for Contingencies

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by legal counsel.

	2003	2002
Telebrás	94,931	82,431
Tax claims	11,191	14,856
Civil claims	2,653	1,539
Labor claims	598	278

Total	109,373	99,104

The changes in the reserve for contingencies are as follows:

	2003	2002	2001
Beginning balance	99,104	76,476	62,999
Additional reserve	3,000	2,799	5,238
Monetary variation	13,138	20,225	8,999
Reversals	(5,869)	(396)	(760)

Ending balance	109,373	99,104	76,476

Telebrás claims

The Telebrás claims related to original loans from Telecomunicações Brasileiras S.A. — TELEBRÁS, which, according to Attachment II to the Spin-off Report dated February 28, 1998, approved by the Shareholders’ Meeting held in May 1998, and in the opinion of Company management, should be allocated to the respective holding companies of Telegoiás and Telebrasília Celular S.A. Although management believes that there was an error in the allocation of the loans upon the spin-off, the Company has reserved amounts corresponding to loans payable to Tele Centro Sul Participações S.A. (“Tele Centro Sul”) based on external legal counsel’s opinion that the possibility of an unfavorable outcome is probable. The Company is restating the loans based on the general market price index (IGP-M) plus 6% annual interest. Tele Centro Sul has filed a claim to index the loans to the U.S. dollar. The Company’s external legal counsel’s opinion is that an unfavorable outcome is possible relating to the claim referring to the restatement index. The difference in contingencies not recognized between IGP-M plus 6% and the U.S. dollar index is estimated at R$31,669 and R$68,780 as of December 31, 2003 and 2002, respectively.

Tax

Probable losses

a)	ICMS (State VAT)

The subsidiaries received tax assessment notices related to various ICMS claims for which a provision of R$1,656 and R$4,920 was recorded at December 31, 2003 and 2002, respectively.

b)	PIS and COFINS (taxes on revenue)

On November 27, 1998, the calculation of PIS and COFINS was changed by Law No. 9,718 which: (i) increased the COFINS rate from 2% to 3%, (ii) authorized a deduction of up to 1/3 of the COFINS amount

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

from the social contribution (CSLL) tax, and also (iii) indirectly increased COFINS and PIS due by the subsidiaries, requiring the inclusion of other income in their tax bases.

According to the Company’s external legal counsel, this increase is unconstitutional, since: (i) article 195 of the Constitution of the Federative Republic of Brazil, which took effect upon publication of Law No. 9,718, determined that PIS and COFINS should be levied only on payroll, revenues and profits, (ii) the federal government used an inadequate method to increase COFINS and PIS, i.e., ordinary law instead of supplementary law and (iii) the law enacted prior to the expiration of the 90-day grace.

The Company filed a lawsuit challenging the constitutionality of this change in tax law. In order to suspend the tax credit requirement, a provision was recorded and escrow deposits were made amounting to R$9,525 as of December 31, 2003 and 2002.

Due to the changes introduced by Law No. 10,637/02, the Company has included other income in the PIS tax base since December 2002.

Possible losses

Based on external legal counsel and tax consultants opinions, management believes that the likehood of an unfavorable outcome relating to the following claims is possible and consequently has not recorded a provision for losses related to these claims.

a) ICMS

The Company received tax assessment notices totaling R$1,596, related to ICMS claims.

b) ISS (municipal service tax)

The Company received claims alleging tax debt relating to the period from October 2000 to May 2002, for the nonpayment of ISS on revenue amounting to R$452.

Labor and Civil Claims

A provision for losses on labor and civil claims has been recorded to cover probable losses. Claims for which the likehood of an unfavorable outcome is possible amount to R$5,505 and R$4,527 for civil claims and R$1,149 and R$505 for labor claims as of December 31, 2003 and 2002, respectively.

a) Litigation Related to the Ownership of Caller ID

In July 2002, we, together with other Brazilian mobile telecommunication operators, were named as defendants in an action filed by Lune Projetos Especiais Telecommunicação Comércio Ind. Ltda., or Lune, pursuant to which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and also that the mobile telecommunication operators are using the patent without proper authorization. Therefore, Lune demands that the operators cease to provide Caller ID services and that it should be indemnified for the unauthorized use of the Caller ID system, upon payment of fees received by the operators in consideration of the use of the system by their customers. Based on the opinion of our legal counsel, the chance of an unfavorable outcome is possible in this case. However the indemnification that is allegedly due from the mobile operators cannot be accurately calculated as of yet due to the fact that the cost of the caller ID service provided by the companies has never been separately calculated.

b) Litigation Related to the Validity of the Minutes in the Prepaid Plans

We are defendant in various lawsuits brought by the federal public prosecutor’s office and an association for consumers’ protection which challenged the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that any purchased prepaid minutes should not have a time limitation for usage. Based on external counsel’s opinion, we do not believe it will be resolved against our interests.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

28. Pension and post-retirement benefit plans

The Company and its subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were jointly and severally liable participants in relation to all plans then existent. On December 28, 1999, single-employer sponsored pension plans for active employees were created (PBS-TCO). The PBS-A plan for retired employees and the PAMA plan that provides post-retirement health care benefits remained as multiemployer plans. The implementation of the restructuring was approved by the Secretaria de Previdência Complementar (Secretariat for Social Security and Supplementary Benefits) on January 13, 2000.

Contributions to the PBS-TCO Plan are determined in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS-TCO Plan and 1.5% for the PAMA Plan.

For 99% of the Company’s and its subsidiaries’ employees, there is an individual defined contribution plan — the TCO PREV Plan, established by Sistel in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants’ individual accounts. The Company and its subsidiaries are also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS-TCO) were granted the option of migrating to the TCO PREV Plan. This option was extended to employees who did not participate in the PBS-TCO Plan, as well as to all new hires. The Company’s contributions to the TCO PREV Plan are equal to those of the participants, varying from 1% to 8% of the contribution salary, according to the percentage chosen by the participant.

During 2003, the Company contributed R$3 (R$1,792 in 2002) to the PBS-TCO Plan and R$4,380 (R$3,229 in 2002) to the TCO PREV Plan.

The Company elected to recognize actuarial liabilities as provided for in CVM Resolution No. 371 of December 13, 2000, as a direct charge to shareholders’ equity as of December 31, 2001, net of the related tax effects. The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. As of December 31, 2003, the total liability recognized amounted to R$2,810 (R$464 in 2002).

The following summarizes the components of the accrual for retired employees’ defined benefit and health care plans as of December 31, 2003 and 2002 and other information required by CVM Instruction No. 371 applicable to such plans:

Plan	2003	2002
TCO Prev	2,471	395
PAMA	339	69

Total	2,810	464

a) Reconciliation of funded status

	2003
		PAMA	PBS-TCO	PBS-A
	TCO Prev	(i)	(ii)	(ii)
Benefit obligation	36,143	778	1,737	3,053
Fair value of plan assets	(33,672)	(439)	(1,884)	(3,647)

Funded status	2,471	339	(147)	(594)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

	2002
		PAMA	PBS-TCO	PBS-A
	TCO Prev	(i)	(ii)	(ii)
Benefit obligation	31,505	656	826	2,524
Fair value of plan assets	(25,225)	(291)	(2,660)	(3,153)
Unrecognized net gains (losses)	(5,897)	(292)	1,446	440

Net liabilities (assets)	383	73	(388)	(189)

(i)	Refers to the Company’s and its subsidiaries’ proportional share in assets and liabilities of the multiemployer plans — PAMA and PBS-A.

(ii)	Although PBS-TCO and PBS-A (at December 31, 2003) have a surplus balance, no assets were recognized by the sponsor, since reimbursing such surplus is not allowed by law. Moreover, PB S-A is a non-contributory plan, which precludes a reduction of contributions by the sponsor in the future.

     b) Net periodic cost for the year

	2003		2002
	TCO Prev	PAMA	TCO Prev	PAMA(iii)
Service cost	1,343	5	941	—
Interest cost	3,536	73	2,996	—
Expected return on plan assets	—	—	(3,342)	—
Amortization of initial transition obligation	—	—	760	—

Total	4,879	78	1,355	—

     c) Change in accrued cost

	2003		2002
	TCO Prev	PAMA	TCO Prev	PAMA(iii)
Accrued cost at beginning of the year	383	73	—	—
Actuarial (gains) losses for the year	(1,436)	189	—	—
Sponsor’s contributions for the year	(1,355)	(1)	(972)	—
Net periodic cost for the year	4,879	78	1,355	—

Accrued cost at the end of the year	2,471	339	383	73

     d) Change in benefit obligation

	2003
	TCO Prev	PAMA	PBS-TCO	PBS-A
Benefit obligation as of December 31, 2002	31,505	656	826	2,524
Service cost	1,343	5	66	—
Interest cost	3,536	73	91	275
Benefits paid for the year	(232)	(33)	(278)	(210)
Actuarial (gains) losses for the year	(9)	77	1,032	464

Benefit obligation as of December 31, 2003	36,143	778	1,737	3,053

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

	2002
		PAMA
	TCO Prev	(iii)	PBS-TCO	PBS-A
Benefit obligation as of December 31, 2001	26,619	—	825	2,360
Service cost	940	—	74	—
Interest cost	2,996	—	91	258
Benefits paid for the year	(123)	—	(57)	(190)
Actuarial (gains) losses for the year	1,073	—	(107)	96

Benefit obligation as of December 31, 2002	31,505	656	826	2,524

     e) Change in plan assets

	2003
	TCO Prev	PAMA	PBS-TCO	PBS-A
Fair value of plan assets as of December 31, 2002	25,225	291	2,660	3,153
Benefits paid for the year	(232)	(33)	(278)	(210)
Sponsor’s contributions for the year	1,355	1	4	—
Return on plan assets for the year	7,324	180	(502)	704

Fair value of plan assets as of December 31, 2003	33,672	439	1,884	3,647

	2002
		PAMA
	TCO Prev	(iii)	PBS-TCO	PBS-A
Fair value of plan assets as of December 31, 2001	22,812	—	1,984	2,701
Benefits paid for the year	(123)	—	(57)	(190)
Sponsor’s contributions for the year	970	—	21	—
Return on plan assets for the year	1,566	—	712	642

Fair value of plan assets as of December 31, 2002	25,225	291	2,660	3,153

(iii)	The effective date for CVM Resolution No. 371 was December 31, 2002; therefore, no items were recognized during fiscal year 2002 (eg., NPPC, reconciliation of accrued pension cost).

     f) Net periodic cost estimated for 2004

	2004 - Estimated (Unaudited)
	TCO Prev	PAMA	PBS-TCO	PBS-A
Service cost	1,343	5	66	—
Interest cost	3,536	73	91	275
Expected return on assets	(3,702)	(41)	(384)	(443)
Amortization of actuarial losses	762	73	(123)	(68)
Employee contributions	—	—	(10)	—

Total	1,939	110	(360)	(236)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

     g) Actuarial assumptions

2003
	TCO Prev	PAMA	PBS-A
Discount rate for determining benefit obligations	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	11.83% p.a.	11.30% p.a.	11.30% p.a.
Future salary increases	7.10% p.a.	7.10% p.a.	7.10% p.a.
Increase in health care costs	N/A	8.15% p.a.	N/A
Benefit increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year of	UP84 with 1 year of	UP84 with 1 year of
	aggravation	aggravation	aggravation
Biometric disability table	Mercer	Mercer	Mercer

2002
	TCO Prev	PAMA	PBS-A
Discount rate for determining benefit obligations	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	14.45% p.a.	14.45% p.a.	14.45% p.a.
Future salary increases	8.15% p.a.	8.15% p.a.	5.00% p.a.
Increase in health care costs	N/A	10.62% p.a.	N/A
Benefit increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year of	UP84 with 1 year of	UP84 with 1 year of
	aggravation	aggravation	aggravation
Biometric disability table	Mercer	Mercer	Mercer

29. Shareholders’ Equity

a.	Capital

The authorized capital at December 31, 2003 and 2002 is 700,000,000 thousand shares. The subscribed and paid-in capital at December 31, 2003 corresponds to R$ 570,095 (R$ 534,046 in 2002), represented by 379,200,036,000 shares in 2003 and 2002 with no par value, distributed as follows (in thousands of shares):

	December 31, 2003	December 31, 2002
Common shares	126,433,338	126,433,338
Preferred shares	252,766,698	252,766,698

Total	379,200,036	379,200,036
(-) Treasury common shares	(5,791,394)	(5,791,394)

Total outstanding shares	373,408,642	373,408,642

Book value per thousand shares – BR CL (in R$)	4.1672	3.2632

On April 29, 2003, the Company increased its capital by R$36,049, without issuance of new shares, through capitalization of part of the income reserve exceeding capital as of December 31, 2002.

Preferred shares do not have voting rights, except in the circumstances set forth in article 12 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of shareholders’ equity by the total number of shares outstanding, and (c) are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

b. Treasury shares

The following is a summary of treasury stock transactions for 2003 and 2002:

		(In thousands of shares)
	Preferred shares	Common Shares
Treasury shares, December 31, 2001	336,900	747,178
Acquired	3,610,300	5,044,216
Sold	(3,610,300)	—
Canceled	(336,900)	—
Treasury shares, December 31, 2002 and 2003	—	5,791,394

c. Capital reserves

Special premium reserve

This reserve (R$72,189 as of December 31, 2003 and 2002) resulted from the corporate restructuring implemented by the Company and will be capitalized partially (R$25,436 as of December 31, 2003) in favor of the controlling shareholder when the related tax benefit is effectively realized and the remaining balance will offset Other assets – Advance for purchase of shares (See Note 31).

Share premium

This reserve represents the excess of share issue or capitalization value over the value per share at the issuance date. This reserve originated mainly on the merger of Telebrasília Celular S.A. into the Company.

d. Income reserves

Legal reserve

The legal reserve is calculated based on 5% of annual net income until it equals 20% of paid-up capital or 30% of capital plus capital reserves; thereafter, allocations to this reserve are no longer mandatory. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Expansion reserve

In accordance with Article 196 of Law No. 6,404/76, management will propose at the general shareholders meeting the establishment of a retained income reserve in the amount of R$310,238 relating to the remaining net income balance for the year, after the allocation of the legal reserve and dividends. This reserve will be used for future investment purposes based on the capital budget to be approved by the general shareholders’ meeting.

e. Dividends/interest on shareholders’ equity

Dividends were calculated as follows:

	2003	2002	2001
Net income for the year	463,408	329,183	208,104
Reversal of unrealized income reserve	—	—	97,675
Legal reserve	(23,171)	(16,459)	(10,405)

Adjusted net income for the year	440,237	312,724	295,374

Mandatory minimum dividends (25%)	110,059	78,181	73,844
Common shares	35,558	26,068	25,477
Preferred shares	74,501	52,113	48,367

As determined by management, in 2003, shareholders were credited interest on shareholders’ equity of R$130,000 (R$0.348144 per thousand shares), subject to 15% withholding income tax, resulting in a net of R$110,500 (R$0.295922 per thousand shares). A proposal will be submitted to the Shareholders’ Meeting to include interest on shareholders’ equity, net of withholding income tax, into the mandatory minimum dividends, as follows:

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

	2003	2002	2001
Common shares	42,001	30,208	27,707
Preferred shares	87,999	63,291	52,793
Withholding income tax	(19,500)	(14,025)	(6,000)

Total	110,500	79,474	74,500

Dividends per thousand shares — R$	0.296	0.213	0.204

30. Transactions with Related Parties

Related Parties – New Controlling Shareholder

In April  , 2003 BID S.A. sold its equity interest in TCO to TCP. The principal transactions with unconsolidated related parties of the new controlling shareholder are as follows:

a. Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL.

b. Corporate services are transferred from the Controlling Group to TCO at the cost effectively incurred.

A summary of balances and transactions with unconsolidated related parties is as follows:

2003
Assets:
Trade accounts receivable	415
Liabilities:
Trade accounts payable	6,312
Interest on shareholders’ equity	32,388

Consolidated
Statement of income:
Revenue from telecommunications services:
Telerj Celular	243
Telest	77
Telebahia	62
Telergipe	24
CRT	243

Total 2003	649

Cost of services provided:
Telerj Celular	(373)
Telest	(65)
Telebahia	(121)
Telergipe	(4)
CRT	(223)

Total 2003	(786)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

Recovery of apportionment expenses
TCP and subsidiaries	1,318
Tele Sudeste and subsidiaries	154
Tele Leste and subsidiaries	618
CRT	320

Total 2003	2,410

Expenses apportioned:
TCP and subsidiaries	(15,405)
Tele Sudeste and subsidiaries	(9,485)
Tele Leste and subsidiaries	(780)
CRT	(724)

Total 2003	(26,394)

Related Parties – Former Controlling Shareholder

The majority shareholder of the Company in 2002 was BID S.A., which was controlled by Fixcel S.A., which in turn was under common control with Banco Credibel, SPL Construtora e Pavimentadora and CSM Cartões S.A. (Splice Group). Prior to 2002, BID S.A. was controlled by Splice do Brasil S.A.

According to a contract entered into between Splice do Brasil S.A. and the subsidiaries of Tele Centro Oeste Celular Participações S.A., technical assistance services was payable to Splice do Brasil S.A. corresponding at 1% of the net operating income. For the year ended December 31, 2002 the amount of R$ 12,532 was charged to general and administrative expenses.

In January 2002, the Company made an advance payment of R$ 34,259 to BID S.A. corresponding to the present value of the tax benefit on the merged goodwill. The amount was increased by R$ 5,967 based on market rates at December 31, 2002.

	2002
		Splice do		SPL	CSM
	Fixcel	Brasil	Banco	Construtora e	Cartões
	S.A.	S.A.	Credibel	Pavimentadora	S.A.	Total
Assets
Short-term investments	—	—	6,463	—	—	6,463
Bonds	712,135	—	—	—	—	712,135
Others assets	40,226	—	—	—	—	40,226
Liabilities
Suppliers	—	3,215	49	—	819	4,083
Interest on own capital	14,104	—	—	—	—	14,104

	2002						2001
		Splice do		SPL	CSM
	Fixcel	Brasil	Banco	Construtora e	Cartões
	S.A.	S.A.	Credibel	Pavimentadora	S.A.	Total	Total
Statement of income:
Transactions
Income from short-term investments	65,169	44,173	2,615	—	—	111,957	41,038
Income on premium (Coverage Participações)	5,967	—	—	—	—	5,967	—
Financial expenses	16,596	7,393	—	—	—	23,989	7,850
Maintenance services	—	12,532	—	—	—	12,532	1,968
Other materials	—	—	—	—	—	—	10
Acquisition of telephone cards	—	—	—	—	5,854	5,854	920
Acquisition of property, plant and equipment	—	4,236	—	3,458	—	7,694	11,795

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

31. Corporate Restructuring

In September 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The accounting records maintained for corporate and tax purposes include the Companies’ specific accounts related to merged goodwill, the related reserve, and the respective amortization, reversal and tax credit. As of December 31, 2003, balances are as follows:

			Balances
			on the date
	2003	2002	of merger
Balance sheet:
Merged goodwill	64,538	129,077	322,693
Merged reserve	(42,595)	(85,191)	(212,977)

Net effect of merged tax credit	21,943	43,886	109,716

	2003	2002
Statement of income:
Goodwill amortization	(64,538)	(64,538)
Reversal of reserve	42,595	42,595
Tax credit	21,943	21,943

Effect on net income	—	—

As shown above, the amortization of goodwill, net of the reversal of the reserve and the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount, which, in essence, represents the merged tax credit balance, was classified in the balance sheet as current and noncurrent assets under deferred taxes.

The merged tax credit will be capitalized in proportion to its effective realization. In 2003, the Company and its subsidiaries utilized R$21,943 of the tax benefits from the restructuring.

32. Management compensation

In 2003, 2002 and 2001 management compensation amounting R$2,767, R$3,213 and R$1,516, respectively, was recorded as general and administrative expenses.

33. Insurance

The Company and its subsidiaries monitor risks inherent in their activities. Accordingly, as of December 31, 2003, the Companies had insurance to cover operating risks, civil liability, health, etc. Management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amount
Operating risks	1,581,319
General civil liability	6,800
Vehicle fleet	350

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

34. Financial instruments

a)	Risk considerations

The Company and its subsidiaries provide cellular mobile services in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Roraima, Amapá, Pará, Maranhão and Distrito Federal, in accordance with the terms of concessions granted by the Federal Government. The operators are also engaged in the purchase and sale of handsets through their own sales network as well as distribution channels, thus fostering their essential activities. The major market risks to which the Company and its subsidiaries are exposed include:

Credit risk: arising from any difficulty in collecting amounts receivables related to telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

Interest rate risk: resulting from debt and goodwill on derivative instruments contracted at floating rates and involving the risk of increases in interest expenses as a result of an unfavorable upward trend in interest rates (LIBOR, CDI and TJLP).

Currency risk: related to debt and derivatives contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, the Company and its subsidiaries have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company’s customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. The Company’s customers that use prepaid services do not subject Company to a credit risk. 23% Company’s customers are post paid services and consequently subject Company to credit risk. Delinquent receivables as of December 31, 2003 represented 2.2% of gross revenue (1.62% as of December 31, 2002). (*)

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer’s balance sheet, and making inquiries of credit protection agencies’ databases. Delinquent receivables in the distribution network represented 0.11% of handset sales as of December 31, 2003 (1.94% positive as of December 31, 2002) for the Company. (*)

(*) Calculation of delinquent receivables:

(losses and provision for delinquent receivables/gross revenues from services) * 100

(losses and provision for delinquent receivables/gross revenues from sales of products) * 100

Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in the TJLP (local index) on financing from BNDES. As of December 31, 2003, these operations amounted to R$171,067.

The Company and its subsidiaries have not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to Libor interest rate risk associated with foreign loans. As of December 31, 2003, these operations amounted to US$53,722,000.

Exchange rate risk

The Company and its subsidiaries utilize derivative financial instruments to protect against exchange rate risk on foreign currency-denominated loans. Such instruments usually include swap contracts. The Company’s and its subsidiaries’ net exposure to currency risk as of December 31, 2003 is shown in the table

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

below:

	2003	2002
Loans and financing – US	(54,330)	(112,874)
Loans and financing — UMBNDES	(5,533)	(6,480)
Derivative contracts — US$(notional amount	61,239	96,789

Net	1,376	(22,565)

UMBNDES is a monetary unit prepared by BNDES, consisting of a basket of foreign currencies, of which the principal is the U.S. dollar; for this reason, the Company and its subsidiaries consider it as U.S. dollar in the risk coverage analysis related to fluctuations in exchange rates.

b)	Fair value/ Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing, and derivative instruments are estimated as follows:

Year ended December 31, 2003

	Book		Unrealized
	value	Market value	gain
Loans and financing	(348,168)	(344,996)	3,172
Derivative instruments	(15,006)	(7,368)	7,638

Total	(363,174)	(352,364)	10,810

Year ended December 31, 2002

	Book		Unrealized
	value	Market value	gain
Loans and financing	(627,780)	(608,562)	19,218
Marketable securities	712,135	712,135	—
Derivative instruments	51,464	17,527	(33,937)

Total	135,819	121,100	(14,719)

c)	Market value of financial instruments

The market values of loans and financing, and swap contracts were determined based on the discounted cash flows, using projected available interest and exchange rate information.

Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions may have a material effect on the estimated market values.

35. Subsequent event

On May 14,2004 the management of Telesp Celular Participações S.A. (TCP) and Tele Centro Oeste Celular Participações S.A. (TCO) announced a proposal for corporate restructuring involving TCO and its subsidiaries Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. The purposes of such restructuring are to provide for: (i) an improvement in the cash flow of TCO and its subsidiaries, resulting from the transfer of the tax benefit corresponding to R$511,061 from TCP to TCO,

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

generated by the amortization of a goodwill in the amount of R$1,503,121, originally paid upon the acquisition of TCO and its subsidiaries by TCP in 2003; (ii) a simplification of the corporate structure of TCO’ subsidiaries, whose minority shareholders will receive shares issued by TCO of the same type and class in substitution for the shares held by them respectively in TCO’ subsidiaries, there by becoming them wholly-owned subsidiaries of TCO. As a consequence, this is anticipated to improve the capitalization conditions of TCO, which should benefit the minority shareholders of TCO’ subsidiaries.

To the extent that the tax benefit corresponding to the amortization of the deferred assets transferred to the TCO’ subsidiaries is released, the respective special premium reserves will be capitalized through the issuance of shares to TCP.

On May 31, 2004 it took place the first step of the restructuring process, concerning the merger of WXYZ0059 Holdings S.A., holder of the investment and goodwill of TCO, into TCO.

On June 14, 2004, TCO released a relevant fact with reference the 2nd and 3rd Stages of the corporate restructuring transaction, as following: (i) TCO’s partial spin-off, capital stock and share of the spinned-off company; and (ii) Merger of TCO operators’ shares into TCO, whereby the TCO Operators shall become wholly-owned subsidiaries of TCO. These steps shall be approved in special meeting of shareholders in the involved companies for the conclusion of the restructuring process.

36. Summary of Differences between BR CL and US GAAP

The Company’s accounting policies comply with BR CL which differ significantly from generally accepted accounting principles in the United States of America (U.S. GAAP) are described below.

As discussed in Note 2.c., the Company changed the basis of presentation of these financial statements from the Constant Currency Method to BR CL in 2003. Under the Constant Currency Method, the effects of monetary restatement were recorded until December 31, 2000. This effect was not eliminated in the prior period reconciliations to US GAAP because the application of inflation restatement represented a comprehensive measure of accounting for the effects of Brazilian price-level changes. Under BR CL, the effects of monetary restatement are recorded until December 31, 1995. Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation presented below includes an adjustment to record monetary restatement up to December 31, 1997 (see Note 36.b.). The applicable prior period US GAAP adjustments have also been restated to reflect this change in basis of presentation. Following is a reconciliation of shareholders’ equity and net income under US GAAP as of December 31, 2002 and for the two years in the period ended December 31, 2002 between the originally reported amounts and the restated amounts.

	Shareholders’
	equity	Net income
	2002	2002	2001
US GAAP as originally reported	1,265,284	287,415	194,494
Effect of change in monetary restatement on US GAAP adjustments	(127,182)	18,473	35,024
Taxes effects	43,242	(6,281)	(11,558)
Minority interests	1,951	(283)	(1,995)
US GAAP as restated	1,183,295	299,324	215,965

a.	Different Criteria for Capitalizing and Amortizing Capitalized Interest

Until December 31, 1998, BR CL for telecommunications companies required that interest attributable to construction-in-progress was computed at a rate of 12% per annum of the balance of construction-in-progress and the portion which relates to interest on third party loans was credited to financial expenses based on actual interest costs. The portion relating to its own capital was credited to capital reserves. Since January 1, 1999, this practice has not been applied. In 2003, 2002 and 2001, the Company did not capitalize interest attributable to construction-in-progress for BR CL purposes.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

Under US GAAP, in accordance with provisions of Statement of Financial Accounting Standard (“SFAS”) No. 34 “Capitalization of Interest Cost”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Furthermore, the amount of interest capitalized excludes the monetary gains associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings, and other financial expenses related to borrowings.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2003	2002	2001
Capitalized interest difference
US GAAP Capitalized interest	3,129	13,476	16,209
Amortization of capitalized interest difference
Amortization under BR CL	8,935	7,514	7,811
Less amortization under US GAAP.	(8,754)	(6,460)	(5,038)

US GAAP difference	181	1,054	2,773

b.	Monetary Restatement of 1996 and 1997

The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, was recognized in the reconciliation to U.S. GAAP. The resulting step-up is amortized over the remaining lives of the related assets.

c.	Pension and Other Post-retirement Benefits

The Company and its Subsidiaries participate in two multiemployer benefit plans (PBS-A and PAMA) for their retired employees that are operated and administered by SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to disclose its annual contributions and the funded status related to multiemployer plans. The Company and its Subsidiaries also sponsor a single-employer defined pension benefit plan (PBS-TCO). The provisions of SFAS No. 87 — Employers’ Accounting for Pensions were applied for the multiemployer plan and the single employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (See Note 28).

Substantially all the active employees have elected to migrate to a Company sponsored defined contribution pension plan created in 2000 (TCO-PREV). Those who have migrated have been credited individually with the balance of accumulated benefits as of the date of migration. As a result, a settlement and curtailment of the defined benefit pension plan occurred in 2000, as defined in SFAS No. 88. In addition, the Company and its subsidiaries are liable for certain contributions for certain risks involving death or disability.

On December 13, 2000, CVM issued Instruction No. 371, which provisions are very similar to SFAS No. 87 and SFAS No. 106, except for the following differences:

•	A company that participates in a multiemployer defined benefit pension or postretirement benefit plan is required to recognize any assets or liabilities in respect to its participation in such plans, while SFAS Standards require only the disclosure of funded status of those plans.

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to recognize such initial transition obligation as of December 31, 2001, directly to shareholders ´ equity. Such option has been adopted by the Company.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

The BR CL liability exceeded the U.S. GAAP estimated liability by R$2,696 as of December 31, 2003, whereas U.S. GAAP estimated liability exceeded BR CL liability by R$815 as of December 31, 2002. For 2003, a summary of the difference between BR CL and U.S. GAAP in accrued pension and other postretirement plans is as follows:

	2003
			Accumulated
	U.S. GAAP	BR CL	difference
PBS-TCO	(1,139)	—	(1,139)
TCO-PREV	1,253	2,471	(1,218)
PAMA-TCO	—	339	(339)

Accrued pension/postretirement benefit	114	2,810	(2,696)

d. Disclosure Requirements

US GAAP disclosure requirements differ from those required by BR CL. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US GAAP.

e. Financial income (expense)

BR CL requires that interest be shown as part of the operating income. Under U.S. GAAP, interest expense would be shown after the operating income and accrued interest would be included in accounts payable and accrued expenses.

f. Earnings per share

     Under BR CL, net income per share is calculated based on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, ''Earnings per Share’’. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

     As described in Note 29.a., the Company’s preferred shares have certain priority in the payment of minimum, noncumulative dividends. Consequently, basic and diluted earnings per share have been calculated using the ''two-class’’ method. The ''two-class’’ method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

     Total dividends are calculated as described in Note 29. Since the Company has paid preferred dividends in excess of the required minimum for all years presented, distributable and undistributable net income are shared equally by the preferred and common shareholders on a “pro rata” basis.

     At December 31, 2003, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized on the amortization of the intangible related to concession transferred in the merger (See Note 29c). The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares – diluted presented below. The number of shares issuable was computed considering the balance of the special premium reserve of R$25,436 in 2003 by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) on the last 20 trading days of each year.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

     The weighted-average number of common and preferred shares used in computing basic and diluted earnings per share for 2003, 2002 and 2001 was as follows (in thousands):

	2003	2002	2001
Common shares – basic	120,641,944	127,583,902	124,882,040

Common shares – diluted	123,487,816	127,583,902	124,882,040

Preferred shares basic and diluted	252,766,698	240,279,068	239,964,678

     The Company’s preferred shares are non-voting, except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. For 2003, 2002 and 2001, the Company credited interest on shareholders’ equity of R$0.296, R$0.213 and R$0.204, per thousand of preferred and common shares, respectively.

g. Permanent Assets

BR CL has a class of assets called ‘permanent assets’. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995. Under U.S. GAAP, the assets in this classification would be non-current assets and property, plant and equipment.

h. Leases

The Company has leased certain computer hardware and software under non-cancelable lease. Under BR CL, all leases are considered to be operating leases, with lease expense recorded when paid. For U.S. GAAP purposes, these leases are considered to be capital leases as defined in SFAS No. 13, Accounting for Leases. Under SFAS No. 13, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

i. Valuation of Long-lived Assets

Under U.S. GAAP, the Company evaluates long-lived assets for impairment using the criteria set forth in SFAS No. 144 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of. In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the separately identifiable anticipated undiscounted cash flow from such assets is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

The Company has performed a review of its long-lived assets including property, plant and equipment, finite-lived intangible asset (including concession) and concluded that the recognition of an impairment charge was not required for all periods presented. The Company’s evaluation of its ability to recover the carrying value of its long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages that the Company has historically achieved. There can be no assurance that the Company will be successful in achieving these improvements in its revenues and gross margin percentages, mainly due to technological and competition environment. Should the Company be unable to achieve such improvements, future impairment provisions may be recorded related to its investments in property, plant and equipment and the concessions acquired to operate its cellular networks by ANATEL.

j. Income Taxes

The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS No.109, “Accounting for Income Taxes.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

Under BR CL, the deferred taxes are presented gross. Under U.S. GAAP, the deferred taxes are presented net.

k. Costs of Start-up Activities

Under BR CL, the Company deferred certain start-up costs in relation to the creation of certain subsidiaries.

Under U.S. GAAP, AICPA Statement of Position 98-5, “Reporting on the Costs of Start-up Activities” requires costs of start-up activities and organization cost to be expensed as incurred.

l. Revenue Recognition

For U.S. GAAP, the Company recognizes service revenue as the services are provided. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Sales of handsets along with the related cost of the handsets are amortized over their estimated useful life (2 years). The excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale.

(i) Roaming

The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company’s customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under BR CL, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net income (loss) or in the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services and goods sold by R$59,972, R$55,931 and R$42,795 for 2003, 2002 and 2001, respectively.

(ii) Value-added and other sales taxes

Under BR CL, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods sold. Accordingly, this difference in accounting has no impact in net income or in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services and goods sold by R$482,826, R$377,576 and R$293,211 for 2003, 2002 and 2001, respectively, for U.S. GAAP as compared to amounts reported under BR CL.

(iii) Deferred revenue sales of handsets

Under BR CL, revenues and costs related to handset sales, including applicable value added and other sales taxes are recognized when sold. Under U.S. GAAP, revenue on sales of handsets along with the related cost of the handset, including applicable value added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net income or in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$434,511, R$399,308 and R$284,487 at December 31, 2003, 2002 and 2001, respectively. The impact of this difference under U.S. GAAP was to increase (decrease) both net revenues and cost of services and goods sold by R$35,203, R$114,821 and R$152,716 at December 31, 2003, 2002 and 2001, respectively.

m. Amortization of Concession

For BR CL purposes, the concession (license) for the Band B Company, NBT was being amortized over 30 years which included an additional 15 years assuming renewal by Anatel. As from January, 2001 the amortization period was prospectively changed to 15 years.

For US GAAP purposes, the amortization period of 15 years includes only the initial term of the concession.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

n. Investments in Marketable Securities

Under Brazilian GAAP, marketable securities are valued based on historical cost plus accrued interest. US GAAP requires securities be valued in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Under U.S. GAAP, the FIXCEL debentures were classified as available-for-sale under SFAS 115. However, since, the fair value approximated the carrying value, no U.S. GAAP adjustment was required.

o. Derivatives and Hedging Activities

As of January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and for Hedging Activities (“SFAS 133”), which was issued in June, 1998 and amended by SFAS 137, “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133” SFAS 138, “Accounting for Derivative Instruments and Certain Hedging Activities” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (collectively referred to as Statement SFAS 133). SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS 133 on January 1, 2001, did not have an impact on the Company’s results of operations and financial position.

Under BRCL, the Company records its derivatives contracts as either an asset or liability measured at the spot rates at period end plus the coupon rate as stated in the agreements and adjustments to contract value are recorded in income.

At December 31, 2003 and 2002 the Company had entered into cross currency swaps contracts whereby the Company earns the exchange variation between the United States dollar and the Brazilian Real plus 2.21% to 20.0% and pays interest based on a short term interbank rate. At December 31, 2003 and 2002 these agreements have total notional amounts of US$ 61,239,000 and US$96,789,000, respectively, and expire on various dates through 2007. Under U.S. GAAP, these contracts were not designed as hedges for accounting purposes as defined by SFAS133 and consequently, the changes in fair value of these contracts were recorded in earnings. The fair values adjustments of the Company’s derivative contracts were estimated based on quoted market prices of comparable contracts, and at December 31, 2003 and 2002 were approximately R$1,561 and R$(33,937), respectively. Amounts related to 2001 were immaterial.

p. Comprehensive Income

Under U.S. GAAP, under SFAS No. 130, “Reporting Comprehensive Income”., comprehensive income is equal to net income under USGAAP.

q. Unclaimed Dividends

The Company recorded the amount of R$ 5,418 relating to unclaimed dividends in the 2002 operating result for BR CL purposes.

Under U.S. GAAP this amount was recorded directly in shareholders equity.

r. Acquisition of Minority Interest

In 2002, the Company acquired the minority interest in the subsidiary, Telebrasilia Celular S.A. (Telebrasilia). The acquisition increased the Company’s interest in Telebrasilia from 88.25% to 100%. Under BR CL, the transaction was recorded at book value. For U.S. GAAP, the Company recorded the transaction at fair value as required by the purchase method under SFAS No. 141. As a result, for U.S. GAAP purposes the shares issued to purchase the minority interest were recorded at the fair value of R$64,799 on the date of the transaction. Additionally, the Company recorded a step up in the fair value of assets of R$41,294 and deferred income tax liabilities of R$14,040. The step up in the fair value of assets is being amortized over 19 years and 8 years for intangibles and fixed assets, respectively, and resulted in additional depreciation and amortization expense under US GAAP.

s. Advance to affiliate

In January 2002, the Company made an advance payment of R$34,259, adjusted based on market rates, to BID S.A. corresponding to the present value of the tax benefit on the merged premium. With this transaction, the Company relieved itself of issuing the corresponding shares to BID S.A. in the future. Under BR CL, in 2003 and 2002 the amounts of R$44,461 and R$40,226, respectively, were recorded as an advance to affiliate. For U.S. GAAP purposes,

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

such transaction would be recorded as a distribution to shareholder. Additionally, for U.S. GAAP purposes, no interest income would be accrued related to this transaction.

     Reconciliation of the Income Differences Between US and BR CL

	2003	2002	2001
Net income as reported	463,408	329,183	208,104
Different criteria for:
Amortization of monetary restatement of 1996 and 1997	(11,144)	(11,144)	(11,144)
Loss on disposal of assets monetarily restated in 1996 and 1997	(60)	—	—
Capitalized interest	3,129	13,476	16,209
Amortization of capitalized interest	181	1,054	2,773
Amortization of concession – NBT	3,093	144	145
Capital lease	2,583	—	—
Adjustment of advance to affiliate	(4,235)	(5,967)	—
Purchase accounting:
Depreciation on fixed assets adjustments	(318)	(234)	—
Amortization on intangible assets	(1,965)	(1,298)	—
Pension and other postretirement plans	3,511	(1,457)	1,990
Costs of start-up activities and others	4,610	4,593	2,600
Derivative instruments	41,561	(33,937)	—
Unclaimed dividends		(5,418)
Amortization of donations	87	—	—
Deferred tax effects of above adjustments	(15,361)	9,853	(4,149)
Effects of minority interest on the above adjustments	(1,410)	476	(563)

US GAAP net income	487,670	299,324	215,965

Net income per thousand shares accordance with US GAAP	2003	2002	2001

Earnings per thousand common shares – Basic	1.31	0.81	0.59
Weighted average of common shares - Basic	120,641,944	127,583,902	124,882,040

Common shares – Diluted
Earnings per thousand common shares – Diluted	1.29	0.81	0.59
Weighted average of common shares – Diluted	123,487,816	127,583,902	124,882,040

Preferred shares – Basic
Earning per thousand preferred shares – Basic	1.31	0.81	0.59

Earnings per thousand preferred shares – Diluted	1.30	0.81	0.59

Weighted average of preferred shares (basic and diluted)	252,766,698	240,279,068	239,964,678

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

     Reconciliation of the Shareholders’ Equity Differences Between US and BR CL

	2003	2002
Total shareholders’ equity as reported	1,556,086	1,218,523
Add/(deduct):
Different criteria for:
Monetary restatement of 1996 and 1997 -fixed assets	87,236	87,296
Amortization of monetary restatement of 1996 and 1997	(77,762)	(66,618)
Capitalized interest	186	(2,943)
Amortization of capitalized interest	21,529	21,348
Amortization of concession – NBT	(3,012)	(6,105)
Capital lease	2,583	—
Adjustment of advance to affiliate	(44,461)	(40,226)
Purchase accounting:
Fixed assets adjustments	2,958	2,958
Depreciation on fixed assets adjustments	(552)	(234)
Intangible assets	38,336	38,336
Amortization on intangible assets	(3,263)	(1,298)
Pension and other post-retirement plans	2,696	(815)
Costs of start-up activities and others	(26,910)	(31,520)
Derivatives instruments	7,624	(33,937)
Donations received	(98)	(98)
Amortization of donations	87	—
Deferred tax effects of above adjustments	(17,560)	(2,199)
Minority interests	(583)	827

Shareholders’ equity according to US GAAP	1,545,120	1,183,295

     Statements of Changes in Shareholders’ Equity under U.S. GAAP

	2003	2002	2001
Shareholders’ equity under US GAAP as of beginning of the year	1,183,295	1,006,393	884,755
Acquisition of the minority interest of Telebrasília Celular S.A	—	64,799	—
Acquisition of treasury shares	—	(62,913)	(6,826)
Reissuance of treasury shares	—	13,616	—
Adjustment of advance to affiliate	—	(34,259)	—
Net income	487,670	299,324	215,965
Unclaimed dividends	4,155	5,418	—
Dividends to minority shareholders of subsidiaries	—	—	(1,516)
Payment to shareholders ´ related to premium utilization	—	(15,584)	(5,485)
Interest on shareholders’ equity	(130,000)	(93,499)	(40,000)
Dividends	—	—	(40,500)

Shareholders’ equity under US GAAP as of the end of the year	1,545,120	1,183,295	1,006,393

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

US GAAP supplementary information-

Reconciliation of operating income under BR CL to operating income under US GAAP-

	2003	2002	2001
BR CL operating income as reported	659,321	462,538	321,902
Reversal of financial (income) expense, net	(111,670)	(3,970)	6,462
US GAAP adjustments
Amortization of monetary restatement of 1996 and 1997	(11,144)	(11,144)	(11,144)
Loss on disposal of assets monetarily restated in 1996 and 1997	(60)	—	—
Amortization on capitalized interest	181	1,054	2,773
Amortization of concession – NBT	3,093	144	145
Fixed assets – reversal of rental expenses	8,694	—	—
Depreciation of capital lease	(2,197)	—	—
Purchase accounting
Depreciation of fixed assets adjustment	(318)	(234)	—
Amortization of intangible asset	(1,965)	(1,298)	—
Pre-operating expenses	4,610	4,593	2,600
Amortization of donations	87	—	—
Unclaimed dividends	—	(5,418)	—
Pension and other postretirement benefits	3,511	(1,457)	1,990

US GAAP operating income	552,143	444,808	324,728

     Reconciliation of net operating revenue and costs of services and goods sold under BR CL to US GAAP-

	2003	2002	2001
BR CL net operating revenue	1,958,910	1,572,110	1,256,085
Reclassification to cost of services and goods sold
Taxes on sales	482,826	377,576	293,211
Increase in revenue for roaming charges	59,972	55,931	42,795
US GAAP adjustments
Deferred revenues on handset sales, net of amortization	(35,203)	(114,821)	(152,716)

US GAAP net revenue	2,466,505	1,890,796	1,439,375

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

	2003	2002	2001
BR CL cost of services and goods sold	(904,022)	(741,772)	(620,695)
Reclassification to cost of services and goods sold
Taxes on sales	(482,826)	(377,576)	(293,211)
Increase in revenue for roaming charges	(59,972)	(55,931)	(42,795)
Deferred cost on handset sales, including taxes on sales, net of amortization during the year	35,203	114,821	152,716
Reclassification from selling expense
Rewards program expense	(309)	(561)	—
US GAAP adjustments
Amortization of monetary restatement of 1996 and 1997	(11,144)	(11,144)	(11,144)
Amortization on capitalized interest	181	1,054	2,773
Amortization of concession – NBT	3,093	144	145
Fixed assets – capital lease	8,694	—	—
Depreciation of capital lease	(2,197)	—	—
Purchase accounting
Depreciation of fixed assets adjustment	(318)	(234)	—
Amortization of intangible assets	(1,965)	(1,298)
Amortization of donations	87	—	—
Pension and other post-retirement benefits	3,511	(1,457)	1,990

US GAAP cost of services and goods	(1,411,984)	(1,073,954)	(810,221)

US GAAP gross profit	1,054,521	816,842	629,154

	2003	2002
Additional information:
Total assets under US GAAP	2,655,017	2,331,705

Property, plant and equipment	1,592,539	1,428,866
Accumulated depreciation	(781,064)	(616,918)

Net property, plant and equipment	811,475	811,948

37. Additional disclosures required by US GAAP

     a. Pension and Other Postretirement Benefits

          A summary of the liability as of December 31, 2003 and 2002 for the Company’s and Subsidiaries’ active employees

          Change in benefit obligation

	2003	2002
Benefit obligation at beginning of year	32,330	823
Service cost	1,400	61
Interest cost	3,627	92
Plan participants’ contributions	9	13
Actuarial (gain) loss	1,024	(108)
Benefits paid	(510)	(56)
Adoption of SFAS 87 – TCO Prev	—	31,505

Benefit obligation at end of year (a)	37,880	32,330

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

Change in plan assets

	2003	2002
Fair value of plan assets at beginning of year	27,885	1,984
Actuarial return on plan assets	6,822	712
Actual contribution	1,359	20
Benefits paid	(510)	(56)
Adoption of SFAS 87 –TCO Prev	—	25,225

Fair value of plan assets at end of year (b)	35,556	27,885

Reconciliation of funded status

	2003	2002
Funded status (a-b)	2,324	4,445
Unrecognized net actuarial (loss) gain	2,651	1,033
Unrecognized net transition obligation	(4,861)	(5,281)

Net amount recognized	114	197

Amounts recognized in the statement of financial position of:

	2003	2002
Prepaid benefit cost	(1,139)	(815)
Accrued benefit cost	1,253	1,012

Net amount recognized	114	197

The accumulated benefit obligation for all defined benefit pension plans was R$ 36,967 in 2003 and R$ 30,162 in 2002.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2003	2002
Projected benefit obligation	36,143	31,505
Accumulated benefit obligation	35,480	29,413
Fair value of plan assets	33,672	25,225

Disclosure of net periodic pension cost and other benefit obligation cost

	2003	2002	2001
Service cost	1,400	61	111
Interest cost on PBO	3,627	92	263
Expected return on assets	(4,086)	(287)	(435)
Amortization of initial transition obligation	420	3	16
Amortization of gains	(86)	(32)	(133)

Net periodic pension cost and other benefit cost	1,275	(163)	(178)

Plan assets allocation

The asset allocation for the Company’s defined benefit pension plan (PBS-TCO and TCO-Prev) at the end of 2003 and 2002, and the target allocation for 2004, by asset category, are as follows.

	Target	Percentage of Plan Assets at
	Allocation for	Year End
	2004	2003	2002
Asset category
Equity securities	13.6%	13.9%	12.9%
Loans	2.2%	1.9%	2.5%
Fixed income	84.2%	84.2%	84.6%

Total	100.0%	100.0%	100.0%

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

The investment strategy is based on a long-term macroeconomic scenario, which takes into consideration the assumption of maximization of risk and return of the several kinds of investments (fixed income, equity securities and loans), according to limits of allocation imposed by Conselho Monetário Nacional Resolutions.

The actuarial assumptions used in 2003 and 2002 were as follows:

	2003	2002
Discount rate for determining projected benefit obligations	11.30%	11.30%
Rate of increase in compensation levels	7.10%	8.15%
Benefit adjustments	5.00%	5.00%
Expected long-term rate of return on plan assets	11.83%	14.45%
Inflation	5.00%	4.00%
Number of active participants – PBS – TCO	3	5
Number of active participants – TCO-PREV	1,339	1,050
Number of retirees and beneficiaries – PBS – TCO	11	9
Number of active participants – TCO — PREV	8	7

A summary of the SISTEL multiemployer pension plan (inactive employees pension plan-PBS-A) as of December 31, 2003 and 2002 for the multiemployer pension plan (inactive employees pension plan-PBS-A), which the Company and its subsidiaries participate is as follows:

Inactive employees pension plan – PBS-A

	2003	2002
Funded status:
Accumulated benefit obligation Vested	3,484,245	2,922,542

Projected benefit obligation	3,484,245	2,922,542
Fair value of plan assets	4,163,102	3,650,789

Funded status	(678,857)	(728,247)

     A summary of the SISTEL multiemployer postretirement benefits plan (health care plan – PAMA), which the Company and its subsidiaries participate, is as follows:

Health Care Plan – PAMA

	2003	2002
Funded Status:
Accumulated postretirement benefit obligation:
Active participants	25,678	46,107
Inactive participants	783,525	867,041

	809,203	913,148

Fair value of plan assets	456,509	405,732

Obligations in excess of plan assets	352,694	507,416

b. Intangible assets subject to amortization

     Following is a summary of the Company’s intangible assets subject to amortization under US GAAP:

	2003		2002
	Software	Concession	Software	Concession
Gross	131,854	98,886	93,927	98,886
Accumulated amortization	(55,260)	(23,783)	(29,025)	(11,676)

Net	76,594	75,103	64,902	87,210

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

     Aggregate amortization expense for the above intangible assets amounted to R$39,368, R$22,815 and R$16,868 for the years ended December 31, 2003, 2002 and 2001, respectively.

     The estimated aggregate amortization expense for the next five years is as follows:

Amount
2004	32,373
2005	32,373
2006	29,855
2007	6,003
2008	6,003

c.	Concentration of Risk

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

Approximately 18,17% of all full-time employees are members of state labor unions associated with either the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). The Companies negotiate new collective labor agreements every year with the local unions. The collective agreements currently in force expire in Month October, 31, 2004.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that the Company believes could, if suddenly eliminated, severely impact the Companies’ operations.

d.	Capital Leases

The future minimum payments, by year and in the aggregate, under the Company’s non-cancelable lease obligations classified as capital leases are as follows:

2004	3,498
2005	416

Liabilities recorded in the balance sheet for U.S. GAAP purposes	3,914
Less current portion	(3,498)

Long-term capital lease obligation	416

The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company’s capital lease obligations:

Property, Plant and Equipment:
Software	8,694
Less: accumulated amortization	(2,197)

6,497

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

e.	Commitments (Unaudited)

At December 31, 2003, the Company budgeted capital expenditure commitments amounting to R$395.1 million, principally relating to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

f.	Segment information

The Company and its subsidiaries operate solely in one segment for local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Roraima, Amapá, Pará, Maranhão and Distrito Federal.

g.	New accounting pronouncements

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not result in any impact to the Company’s financial statements.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The adoption of SFAS 150 did not result in any impact to the Company’s financial statements.

FIN No. 46 - Consolidation of Variable Interest Entities - an interpretation of ARB No. 51

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2003, 2002 and 2001
(Amounts expressed in thousands of Brazilian reais)

SFAS No. 132 (Revised 2003) - Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic plans beginning with fiscal years ending after December 15, 2003 and any foreign plans beginning with fiscal years ending after June 15, 2004. The Company has adopted these additional disclosures for the year ended December 31, 2003 (See Note 38.a).

SAB No. 104 – Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

EITF 00-21 - Accounting for Revenue Arrangements with Multiple Element Deliverables

In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003 and will therefore first apply to the Company for any arrangements entered into from 1 April 2004. The adoption of this EITF had no impact on the Company’s financial position or results of operations.

EITF Issue No. 01-08 - Determining Whether an Arrangement Contains a Lease

In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11 - Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * *