Form 20-F
period 2004-12-31
TELE CENTRO OESTE CELULAR PARTICIPACOES
filed 2005-04-15
CIK 1066114

Click Here to Contents

As filed with the Securities and Exchange Commission on April 15, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

Commission file number: 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

Tele Centro Oeste Cellular Holding Company
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

SCS, Quadra 2, Bloco C, 226, 7° andar
70302-916 Brasília, DF, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 3,000 preferred shares	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  The number of outstanding shares as of December 31, 2004 was:

Title of Class	Number of Shares Outstanding

Common Stock	129,458,666,783
Preferred Stock	257,206,308,185

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes        No

Indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17        Item 18

Back to Cover

Back to Contents

INTRODUCTION

All references in this annual report to:

•
“1xRTT” are to 1x Radio Transmission Technology, the CDMA 2000 1x technology, which pursuant to the ITU (International Telecommunication Union) and in accordance with the IMT-2000 rules, is the 3G (third generation) technology;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•
“ADSs” are to our American Depositary Shares, each representing 3,000 shares of our non-voting preferred shares. On March 31, 2005, TCO approved a reverse stock split to occur at the ratio of three thousand (3,000) shares to one (1) share of each respective class. There will be no reverse split of ADRs in the United States of America. Only the ratio of shares to each ADR will be changed from the current ratio of three thousand (3,000) preferred shares per ADR to one (1) preferred share per ADR.  Thus, there will be no fractional ADRs resulting from the reverse split, contrary to the effect of the transaction on the Brazilian shares. As of May 4, 2005 each ADR will represent one (1) preferred share;

•	“AMPS” are to Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain;

•	“Anatel” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunication regulatory agency;

•	“Brazilian Central Bank,” “BACEN,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Brazilian Corporate Law” is to Law No. 6,404 of December 1976, as amended by Law No. 9,457 of May 1997 and by Law No. 10,303 of October 2001;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CDMA” are to Code Division Multiple Access, an aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“Customers” are to number of wireless lines in service;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“EV-DO” are to Evolution Data Optimized, a 3G technology, which provides data transmission at a speed up to 2.4 mbps in laptops or PDAs;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers;

•	“Real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“SMC” are to Serviço Movél Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by Anatel to provide mobile service in a specific frequency range;

•	“SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by Anatel to provide mobile service in a specific frequency range;

i

Back to Contents

•	“SMS” are to text messaging services for cellular handsets, which allow customers to send and receive alphanumerical messages;

•	“TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain;

•	“Telebrás” are to Telecomunicações Brasileiras S.A. – TELEBRAS;

•
“Tele Centro Oeste Celular Participações S.A.”, “TCO”, “the Company,” “our,” “we” and “us” are to Tele Centro Oeste Celular Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•	“U.S.$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“Vivo” are to the brand used in Brazil in the operations of the companies that together constitute the assets of the joint venture between Portugal Telecom and Telefónica Móviles; and

•
“WAP” are to Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets.

          TCO’s subsidiaries are: Telegoiás Celular S.A., or Telegoiás; Telemat Celular S.A., or Telemat; Telems Celular S.A., or Telems; Teleron Celular S.A., or Teleron; Teleacre Celular S.A, or Teleacre; Norte Brasil Telecom S.A., or NBT; and TCO IP. TCO IP S.A. is an unlisted company created to deliver general telecommunications services both nationally and internationally, such as multimedia telecommunications and information services.  TCO IP was classified as a service provider by Anatel.  On June 30, 2004  TCO and TCO Operators approved the merger of shares of TCO Operators into TCO, and therefore their conversion into wholly-owned subsidiaries of TCO.

          Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from Anatel.

PRESENTATION OF FINANCIAL INFORMATION

          Our consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002 have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, the Brazilian Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.  Note 37 to our financial statements appearing elsewhere in this annual report describes the principal differences between Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders’ equity.  The consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes as of and for the years ended December 31, 2004 and 2003 and by Ernst & Young Auditores Independentes S.C. as of and for the year ended December 31, 2002.

          In previous years, we presented financial information in our annual report on Form 20-F using the price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council . Beginning with the fiscal year ended December 31, 2003, we changed to the Brazilian Corporate Law Method because we do not primarily rely on price-level accounting in reporting to investors and authorities in Brazil. For consistency, we have presented all our financial information in this annual report in accordance with the Brazilian Corporate Law Method.  As a result, the financial information included in this annual report as of and for the year ended December 31, 2002 or for previous years is different from the information we presented in our annual report for the year ended December 31, 2002 or for previous years.  See note 2 to our consolidated financial statements included herein.

ii

Back to Contents

FORWARD-LOOKING STATEMENTS

          Certain sections in this annual report, principally in “Item 3.D. Key Information—Risk Factors,” “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” contain information that is forward-looking, including, but not limited to:

•	statements concerning our operations and prospects;

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	quantitative and qualitative disclosures about market risks;

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts; and

•	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors.”

          Forward looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions.  Forward-looking information involves risks and uncertainties that could significantly affect expected results.  The risks and uncertainties include, but are not limited to:

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

iii

Back to Contents

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

          The selected financial data as of and for the years ended December 31, 2004 and 2003, included in this annual report have been derived from, our audited consolidated financial statements and notes thereto included elsewhere in this annual report and audited by Deloitte Touche Tohmatsu Auditores Independentes.  The selected financial data as of and for the year ended December 31, 2002, included in this annual report has been derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto included elsewhere in this annual report and audited by Ernst & Young Auditores Independentes S.C.  The selected financial data as of and for the years ended December 31, 2001 and 2000 included in this annual report have been derived from our audited financial statements and notes thereto audited by Ernst & Young Auditores Independentes S.C., which are not included in this annual report. See “Presentation of Financial Information” above for additional information.

          Our consolidated financial statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP.  See note 37 to our consolidated financial statements for a summary of the differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2004 and 2003, and net income for the years ended December 31, 2004, 2003 and 2002.

          The following tables present a summary of our selected financial data at the dates and for each of the periods indicated.  You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

Back to Contents

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in thousands of reais, except per share data)
Income Statement Data:
Brazilian Corporate Law Method
Net operating revenue	2,210,426	1,958,910	1,572,110	1,256,085	903,097
Cost of services and goods sold	(910,409)	(904,022)	(741,772)	(620,695)	(484,579)
Gross profit	1,300,017	1,054,888	830,338	635,390	418,518
Operating income (expenses):
Selling expenses	(472,710)	(300,516)	(215,282)	(194,514)	(128,162)
General and administrative expenses	(149,102)	(193,258)	(141,860)	(108,333)	(78,017)
Other net operating expenses	3,090	(13,463)	(14,628)	(4,179)	(8,286)
Operating income before net financial result	681,295	547,651	458,568	328,364	204,053
Net financial income (expenses)	62,208	111,670	3,970	(6,462)	912
Operating income	743,503	659,321	462,538	321,902	204,965
Net nonoperating income (expenses)	(9,066)	(6,364)	4,292	296	1,448
Income before income taxes and minority interest	734,437	652,957	466,830	322,198	206,413
Income and social contribution taxes	(224,175)	(181,089)	(131,516)	(95,879)	(61,762)
Minority interest	(3,211)	(8,460)	(6,131)	(18,215)	(15,332)
Net income	507,051	463,408	329,183	208,104	129,319
Earnings per thousand shares	1.33	1.24	0.88	0.57	0.35
Dividends per thousand preferred shares (R$)	0.32	0.30	0.21	0.20	0.09
Dividends per thousand common shares (R$)	0.32	0.30	0.21	0.20	0.09
Dividends per thousand preferred shares (US$)(1)	0.12	0.10	0.07	0.09	0.04
Dividends per thousand common shares (US$)(1)	0.12	0.10	0.07	0.09	0.04
U.S. GAAP
Net revenue	3,043,788	2,466,505	1,890,796	1,398,315	752,560
Operating income	619,132	552,143	444,808	324,728	86,831

Net income	467,993	487,670	299,324	215,965	76,825

Net income per thousand shares:
Common shares – basic	1.24	1.31	0.81	0.59	0.22
Common shares – diluted	1.09	1.29	0.81	0.59	0.20
Weighted average number of common shares outstanding – basic (thousands)	122,717,982	120,641,944	127,583,902	124,882,040	124,369,030
Weighted average number of common shares outstanding – diluted (thousands)	163,580,768	123,487,816	130,570,474	136,886,077	143,012,534
Preferred shares – basic	1.24	1.31	0.81	0.59	0.22
Preferred shares – diluted	1.13	1.30	0.81	0.59	0.21
Weighted average number of preferred shares outstanding – basic and diluted (thousands)	254,985,981	252,766,698	240,279,068	239,964,678	227,529,997

(1)	U.S. dollar amount determined according to the applicable exchange rate at the date of the general shareholders’ meeting that approved the dividend distribution.

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in thousands of reais)
Cash Flow Data:
Brazilian Corporate Law Method
Net cash provided by operating activities	674,559	625,483	615,831	431,992	393,895
Net cash provided by (used in) investing activities	(419,590)	502,922	(520,863)	(425,684)	(353,986)
Net cash provided by (used in) financing activities	(275,837)	(314,854)	(263,102)	(129,802)	347,134
Increase (decrease) in cash and cash equivalents	(20,868)	813,551	(168,134)	(123,494)	387,043
Cash and cash equivalents at beginning of year	972,054	158,503	326,637	450,131	63,148

Cash and cash equivalents at end of year	951,186	972,054	158,503	326,637	450,191

Back to Contents

	At December 31,

	2004	2003	2002	2001	2000

	(in thousands of reais)
Balance Sheet Data:
Brazilian Corporate Law Method
Property, plant and equipment, net	1,104,290	891,030	891,418	888,039	841,375
Total assets	3,595,655	2,654,246	2,364,746	2,052,136	1,915,450
Loans and financing – current portion	102,727	135,042	324,980	279,507	490,239
Loans and financing – noncurrent portion	123,557	223,098	302,800	237,477	18,910
Shareholders’ equity	2,441,502	1,556,086	1,218,523	1,010,175	896,398
Share capital	792,966	570,095	534,046	505,000	303,000
Number of outstanding shares as adjusted to reflect changes in capital	380,877,925	373,408,642	373,408,642	365,379,257	364,399,028

U.S. GAAP
Property, plant and equipment, net	906,181	811,475	811,948	826,762	782,834
Total assets	3,614,669	2,655,017	2,331,705	2,045,373	1,898,104
Loans and financing – current portion	102,727	135,042	324,980	279,507	490,239
Loans and financing – noncurrent portion	123,557	213,126	302,800	237,477	18,910
Shareholders’ equity	2,493,288	1,545,120	1,183,295	1,006,393	884,755
Capital stock	792,966	570,095	534,046	505,000	303,000
Number of outstanding shares as adjusted to reflect changes in capital	380,877,925	373,408,642	373,408,642	365,379,257	364,399,028

Exchange Rates

Before March 14, 2005, there were two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

          Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. The floating market rate generally applied to transactions to which the commercial market rate did not apply. Prior to February 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, the Central Bank placed the commercial rate exchange market and the floating rate exchange market under identical operational limits, and financial institutions operating in the commercial market were authorized to unify their positions in the two different markets, which led to a convergence in the pricing and liquidity of both markets and a reduction in the difference between their respective rates.

          With the enactment of Resolution No. 3,265 dated March 4, 2005 by the National Monetary Council both markets were consolidated in to one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out in this single consolidated market, through institutions authorized to operate in such market.  The Brazilian government has yet to enact in its entirety the regulations applicable to the new foreign exchange market.

          Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political instability or other factors. In light of these factors, we cannot predict that the real will not depreciate or appreciate in value in relation to the U.S. dollar substantially in the future. In addition, exchange rate fluctuations may also affect our financial condition. For more information on these risks, see “Risk Factors—Risks Relating to Brazil.”

Back to Contents

          The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar for the periods indicated, as reported by the Central Bank.

	Exchange Rate of R$ per U.S.$

	Low	High	Average(1)	Year-End

Year ended December 31,
2000	1.723	1.985	1.830	1.955
2001	1.936	2.801	2.352	2.320
2002	2.271	3.955	2.931	3.533
2003	2.822	3.662	3.072	2.889
2004	2.654	3.205	2.917	2.654

Source: Central Bank of Brazil, PTAX.
(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per U.S.$

	Low	High

Month Ended
October 31, 2004	2.824	2.885
November 30, 2004	2.731	2.859
December 31, 2004	2.654	2.787
January 31, 2005	2.625	2.722
February 28, 2005	2.562	2.632
March 31, 2005	2.629	2.765
April 30, 2005 (until April 13, 2005)	2.562	2.660

Source: Central Bank of Brazil, PTAX.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

          In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy.  The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things.  Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

•	currency fluctuations;

•	exchange control policies;

Back to Contents

•	internal economic growth;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policies (including reforms currently under discussion in the Brazilian Congress); and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

          Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

          Brazil has historically experienced extremely high rates of inflation.  Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy.  Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods.  However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market.  In 2004, the general price index, or the IGP-DI (the ĺndice Geral de Preços – Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian foundation, reflected inflation of 12.13%, compared to 7.7% in 2003 and 26.4% in 2002.  If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected.  In addition, high inflation generally leads to higher domestic interest rates and, as a result, the cost of servicing our real-denominated debt may increase.  Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets.

          Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

          The Brazilian currency has historically experienced frequent devaluations.  The real devalued against the U.S. dollar by 18.7% in 2001.  During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%.  However, the economic policies initiated by the Brazilian government in 2003 have helped to restore confidence in the Brazilian market.  This, coupled with the U.S. dollar devaluation in the international market, has resulted in an appreciation of the real against the U.S. dollar of 18.2% in 2003 and 8% in 2004.  However, there is no guarantee that this trend will continue or that the exchange rate will remain at current levels.  Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs.  See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

          As of December 31, 2004, we had R$226.3 million in total debt, of which R$71.2 million was denominated in U.S. dollars.  As of December 31, 2004, we had foreign currency derivatives in place to cover 100% of our U.S. dollar-denominated debt and U.S. dollar-linked obligations.  Also, significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars.  At the same time, while we may derive income from derivative transactions denominated in foreign currencies, all of our operating revenues are generated in reais.  To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

Back to Contents

          Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

          The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries.  Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate.  Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so.  Adverse developments in other emerging market countries could also lead to a reduction in both demand and the market price for our preferred shares and ADSs.

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

          Our results may be affected in the medium- or long-term as a result of the new SMP rules.

          In 2002, Anatel changed the SMP regime (first enacted in December 2000), thus encouraging companies operating under the SMC system to migrate to the SMP system.  Under the SMP regime, we no longer receive payment from our customers for outbound long-distance traffic, but we receive payment for the use of our network, in accordance with the network usage remuneration plan.  Although the new regime has not had a significant impact on our operations to date, we cannot assure that in the future the interconnection fees that we will receive from long-distance operators will compensate us for the revenues that we would have received from our customers for outbound long-distance traffic.

          Until June 30, 2004, SMP service providers could choose to establish a price cap or freely negotiate their interconnection charge. Under the new regulatory framework, which is expected to be in effect as of 2005, free negotiation will be the rule.

Back to Contents

          In addition, under the SMP regime, an SMP cellular operator will pay for the use of another SMP cellular operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. This rule will remain in effect until June 30, 2005, after which no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic we terminate for other SMP cellular operators exceeds the traffic they terminate for our company, our revenues and results of operations may be adversely affected.

          Anatel submitted to public comment new regulations on interconnection rules. The public comment period ended on October 18, 2004, and we have presented our arguments against some of the proposals that may have adverse effect on our results. Anatel will decide whether to issue a new regulation and on its content. If these regulations take effect, they may negatively affect our revenues and results of operations.

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

          There is substantial competition in the telecommunications industry.  We compete not only with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of mobile services for these other services.

          We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services.  Our ability to compete successfully will depend on our marketing techniques, as well as on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors.  To the extent that we do not keep pace with technological advances, or fail to timely respond to changes in competitive factors in our industry, we could lose a portion of our market share or experience a decline in our revenue.  Competition from other mobile communications service providers in the region in which we operate may also affect our financial results by causing, among other things, the rate of our customer growth to decline and forcing us to decrease tariff rates and increase selling expenses.  This could have a material adverse effect on our results of operations.

          There has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue.  Consolidations may result in increased competitive pressures within our market.  We may be unable to adequately respond to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

          Our results of operations would be negatively affected by a high rate of customer turnover or a decrease in our customer growth.

          A high rate of customer turnover and/or a decrease in our rate of customer growth could adversely affect our results of operations as well as our competitive position.  The rate of customer turnover may be the result of several factors, including limited network coverage and lack of sufficient reliability of our services, as well as increased competition in the region in which we operate and the economic conditions in Brazil.

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

Back to Contents

          The advent of new products and technologies could have a variety of consequences for us.  These new products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, requiring investment in new technology.  The cost of upgrading our products and technology in order to continue to compete effectively could be significant, and our ability to fund the upgrading may depend on our ability to obtain additional financing.

          Our controlling shareholder has a great deal of influence over our business.

          Our controlling shareholder is Telesp Celular Participações S.A. (TCP), which, in turn, is controlled by PT Móveis, SGPS, S.A. and Telefónica Móviles, S.A. through Brasilcel. See “Item 4.  Information on the Company.”  PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A.  TCP owns 90.22% of TCO’s voting capital excluding treasury shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”  Because of its share ownership, TCP has the power to control us and our subsidiaries, including the power to elect our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. In addition, as Portugal Telecom and Telefónica Móviles share their participation in TCP in equal percentages, any disagreement or dispute between them, as controlling shareholders of TCP, may have an impact on the decision-making capabilities of TCP management and, consequently, an impact on the decision-making capabilities of our management.

          The wireless industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

          Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems.  If consumers harbor health-related concerns, they may be discouraged from using wireless handsets.  These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation.  We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns.  Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns, or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation.  The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. On July 2, 2002 Anatel published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government is developing specific legislation for deployment of radio frequency transmission stations that will supersede the existing state and municipal laws.  The new laws may create additional transmission regulations which, in turn, could have an adverse effect on our business.

Risks Relating to Our Preferred Shares and Our ADSs

          Our preferred shares and our ADSs generally do not have voting rights.

          In accordance with Brazilian Corporate Law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances.  See “Item 10.B.—Additional Information—Memorandum and Articles of Association.”

          Holders of the ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.

          Holders of our ADSs may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the

Back to Contents

ADR depositary requesting the ADR depositary to do so. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of preferred shares. If it fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

          In the limited circumstances in which holders of the ADSs have voting rights, they may not receive the voting materials in time to instruct the depositary to vote our preferred shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and they will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

          You might be unable to exercise preemptive rights with respect to our preferred shares unless there is a current registration statement in effect that covers those rights or unless an exemption from registration applies.

          You will not be able to exercise the preemptive rights relating to our preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or unless an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement.  Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them.  For more information on the exercise of your rights see “Item 10. Additional Information.”

          An exchange of ADSs for preferred shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

          The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad.  Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange.  Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution 2,689 of the Central Bank of Brazil, dated January 26, 2000, known as Resolution 2,689 issued by BACEN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

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

          Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

          Holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and Brazilian Corporate Law.

          Our corporate affiliates are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares underlying the ADSs under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Back to Contents

          Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our preferred shares and the ADSs at a potential disadvantage.

          Exchange controls and restrictions on remittances abroad may adversely affect holders of the ADSs and the underlying preferred shares.

          Brazilian law provides that whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of Brazilian currency into foreign currencies. These restrictions could hinder or prevent the Brazilian custodian of the preferred shares underlying the ADSs or holders who have exchanged the ADSs for the underlying preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our preferred shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the depositary will be required to invest the reais or be liable for any interest.

          Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

          Holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporation Law.  Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares underlying the ADSs under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

          Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our preferred shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

          Holders of the ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

          We are organized under the laws of Brazil, and most of our directors and executive officers and our independent public accountants reside or are based in Brazil.  Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

          Actual or anticipated sales of a substantial number of preferred shares could decrease the market prices of our preferred shares and the ADSs.

          Sales of a substantial number of our preferred shares could negatively affect the market prices of our preferred shares and the ADSs. If, in the future, existing or future holders of preferred shares make substantial sales of shares, the market price of our preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

Back to Contents

          Holders of the ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

          Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a new Brazilian law provides that, commencing on February 1, 2004, “the acquiror, individual or legal entity resident or domiciled in Brazil, or the acquiror’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have recently issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing preferred shares, which are issued by the depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

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

General

          We are incorporated under the laws of the Federative Republic of Brazil under the name Tele Centro Oeste Celular Participações S.A.  We have the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian Corporate Law.  Our principal executive offices are located at SCS, Quadra 2, Bloco C, 226, 7° andar, 70302-916 Brasília, DF, Brazil.  Our telephone number is 55-61-3962-7717, our facsimile number is 55-61-323-7250, and our website is www.vivo.com.br.  The information on our website is not part of this annual report.  Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

          According to market share data published by Anatel, we are a leading provider of cellular telecommunications services in our area.  We are controlled by Telesp Celular Participações S.A.

Back to Contents

The chart below shows the major companies in our ownership structure as of December 31, 2004.

Back to Contents

Telebrás and the Privatization

          TCO was created as a result of a restructuring of Telebrás in 1998. Before 1972, there were more than 900 telecommunications companies operating throughout Brazil.  Between 1972 and 1975, Telebrás and its operating subsidiaries, known as the predecessor companies, and collectively known as the Telebrás System, were created, acquiring almost all of the telecommunications companies in Brazil, and creating a near monopoly over the provision of public telecommunications services in Brazil.

          In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system.  In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.  In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies.  In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, 12 new holding companies.  Virtually all of the predecessor companies’ assets and liabilities were allocated to the new holding companies, which we refer to as the new holding companies.  TCO was one of the new holding companies.  TCO was allocated all the share capital held by Telebrás in the operating subsidiaries of the Telebrás System that provided cellular telecommunications service in Area 7.  In July 1998, the Brazilian government sold substantially all of its shares of the new holding companies, including TCO, to private sector buyers.  The Brazilian government’s shares of TCO were purchased by Splice do Brasil Telecomunicações e Eletrônica S.A., or Splice through BID S.A., its subsidiary at that time.

Norte Brasil Telcom

          On October 19, 1998, Tele Centro Oeste/Inepar, a consortium consisting of (i) Inepar S.A. Indústria e Construções (50%) and (ii) TCO (50%), was awarded a license to provide cellular telecommunications services in Area 8.  On May 21, 1999, we acquired 45% of the shares of Tele Centro Oeste/Inepar from Inepar for R$26.5 million, increasing our holding in the consortium to 95%.  Upon acquiring control, we renamed Tele Centro Oeste/Inepar “Norte Brasil Telecom S.A.” and registered it as a non-publicly held company.  NBT provides cellular telecommunications service in the Brazilian States of Amapá, Amazonas, Maranhão, Pará and Roraima, known as Area 8, under concessions from the Brazilian government (the B Band Concessions).  The A Band Concessions and the B Band Concessions are collectively referred to as “our concessions.”

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

Transfer to Fixcel

          On December 31, 2001, Splice do Brasil Telecomunicações e Eletrônica S.A., or Splice transferred all of its shares in BID S.A., TCO’s parent company, to Fixcel S.A. for R$860 million.

Merger of Telebrasília

          On April 26, 2002, the management of TCO and its subsidiary, Telebrasília Celular S.A., concluded all the legal and corporate acts necessary for the merger of Telebrasília into TCO. The reasons for the merger were: (1) the concentration of the liquidity of the stocks of TCO group’s public companies into one single company, in order to decrease the capital costs, (2) the reduction of administrative, operational and financial costs incurred in connection with managing two publicly held companies, and (3) the economies resulting from administrative and commercial synergies existing between the companies. The costs of the merger were approximately R$315,000.00, mainly related to the engagement of specialized companies for the preparation of valuation reports, legal assistance as well as expenses with the publication of corporate acts. Each share of Telebrasília Celular was substituted for 62,311,958,619 shares of TCO.

Back to Contents

Transfer to Telesp Celular Participações S.A.

          On April 25, 2003, TCP acquired 64.03%, of the outstanding voting capital stock of TCO from Fixcel S.A. for approximately R$ 1,505.6 million, corresponding to R$ 19.48719845 per each lot of 1,000 shares acquired.  As of December 31, 2003, we have paid R$ 1,355.7 million of the total amount and the remaining will be paid in installments.  TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins.  The agreement also included the acquisition of TCO’s B Band subsidiary NBT, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima.

          On May 25, 2003, after acquiring 64.03% of our voting capital, TCP launched a tender offer for our remaining common shares in compliance with Brazilian legislation.  The acceptance period concluded on November 18, 2003, and TCP acquired 74.2% of the outstanding available common shares at the price of R$16.73 per 1,000 common shares.  The total purchase price for the new shares amounted to R$538.8 million.  At December 31, 2003 TCP held 90.22% of our common shares, representing a 29.31% interest in us, excluding treasury shares.  TCP also announced the intention to launch an exchange offer for our remaining shares through which TCP would have become our sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the CVM raised questions regarding the compliance of the exchange offer with Brazilian law. Although TCP and TCO believed, and believe, that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January 2004.

Brasilcel

          TCO is controlled by TCP, which in turn is controlled by Brasilcel N.V., or Brasicel.  On January 23, 2001, Portugal Telecom and Telefónica Móviles entered into a strategic agreement to create a mobile services company in Brazil that would aggregate all of their investments in cellular telecommunications businesses to the extent permitted under Brazilian law.  In December 2002, Anatel approved the joint venture between Portugal Telecom and Telefónica Móviles.  This joint venture, named Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, has 40.5% of the total market in Brazil, with 26.5 million users at December 31, 2004, according to market share data published by Anatel.  Its operations cover an area of approximately 130 million inhabitants, or 73% of the Brazilian population, and approximately 83% of its GDP.  Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis.

          In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in:

•
Telesp Celular Participações S.A., which controls an A Band operator in the state of São Paulo and Global Telecom, a B Band operator in the states of Paraná and Santa Catarina and Tele Centro Oeste Celular Participações S.A.;

•	Tele Leste Celular Participações S.A., which controls A Band operations in the states of Bahia and Sergipe;

•	Tele Sudeste Celular Participações S.A., which controls A Band operators in the states of Rio de Janeiro and Espírito Santo; and

•	Celular CRT Participações S.A., which controls an A Band operator in the state of Rio Grande do Sul.

Vivo

          All of the operating companies participating in the joint venture between Portugal Telecom and Telefónica Móviles, named Brasilcel, have been operating under the brand name “Vivo” since April 2003.  The consolidation of a unified commercial model for the whole country centered on the Vivo brand, substituting the different brands under which the different companies offered their services in their respective states.  The commercial strategy of Vivo is to increase their customer base as well as revenues by retaining customers as well as maintaining their distribution channels. The launching of the Vivo brand was accompanied by loyalty programs and other measures designed to contribute to the success of the commercial strategy.

Back to Contents

TCO’s Corporate Restructuring

          On June 30, 2004, the management of TCP and TCO approved the corporate restructuring of TCO and its subsidiaries Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. The reasons for the restructuring were: (i) to effectuate an improvement in TCO’s and its subsidiaries’ cash flow, resulting from the transfer of TCP’s R$511 million tax benefit to TCO, generated by the amortization of a goodwill in the amount of R$1,503 million, originally paid upon the acquisition of TCO and its subsidiaries by TCP in 2003 and (ii) to effectuate a simplification of the corporate structure of TCO’s subsidiaries, improving TCO’s capitalization, benefiting the minority shareholders of TCO’ subsidiaries.

VTO – Voluntary Public Tender Offer

          On October 8, 2004, Telesp Celular Participações concluded its public tender after (“VTO”) for up to 84,252,534,000 preferred shares of TCO by TCP was concluded.  The number of preferred shares tendered in the auction for the VTO exceeded the maximum number to be acquired by the company.  Therefore, each shareholder that tendered shares in the VTO received a pro rata allocation of 0.5547 preferred shares of TCP for each TCO share tendered.  After the VTO, the number of preferred shares of capital stock of TCO held by TCP represents 32.76% of the total preferred shares, representing an increase from 28.86% to 50.65% of the ownership interest of the company in the total capital stock of TCO.

Capital Expenditures

          The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity of the services we currently offer, the offering of new services and the development of information systems, including the increase of our network capacity, the overlay of 1xRTT technology in our TDMA network, the improvement of our overall quality, and the increase of the digitalization level of our network.

          The following table sets forth our capital expenditures for the periods presented.

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Switching equipment	156.7	27.2	22.1
Transmission equipment	153.4	103.3	57.2
Information technology	18.6	34.1	43.1
Others(1)	89.7	43.0	48.2

Total capital expenditures	418.4	207.6	170.6

(1)	Consisting primarily of real property acquisitions, free handset rentals, furniture and fixtures, office equipment and store layouts.

          We anticipate that our capital expenditures for 2005 will be approximately R$390.5 million. We intend to fund these capital expenditures mostly with cash generated from operations. See “Item 5.B. Liquidity and Capital Resources.”

B.	Business Overview

Overview

          We are a leading provider of cellular telecommunications services in Brazil’s Federal District and in 11 Brazilian states: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia Roraima and Tocantins, an area encompassing 5.8 million square kilometers and 31.8 million people.  We are the leading cellular operator in our region, according to market share data published by Anatel.  The table below sets forth the net operating revenues for our subsidiaries for the periods presented.

Back to Contents

	Year ended December 31,

	2004	2003	2002

	(in thousands of reais)
Telebrasília Celular/TCO	503,818	492,283	437,234
Telegoiás Celular	546,295	461,742	357,744
Telemat Celular	335,175	291,793	219,277
Telems Celular	278,558	231,327	178,766
Teleron Celular	92,313	88,753	66,514
Teleacre Celular	47,387	43,733	34,145
NBT	439,141	366,802	292,465
Others	192	629	1,090
Intercompany eliminations	(32,453)	(18,152)	(15,125)

Total	2,210,426	1,958,910	1,572,110

Our Operations

          We are the leading cellular operator, by number of customers, in our area. We use a frequency range known as A Band that covers 50% of the municipalities in the states of Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins, and 89% of the population of those states. We also use a frequency range known as B Band that covers 28% of the municipalities in the states of Amazonas, Amapá, Maranhão, Pará and Roraima, and 65% of the population of those states. At December 31, 2004, we had 5.8 million cellular lines in service, which represented a 41.5% net increase from December 31, 2003, and a market share of approximately 51.5% in those states.

          The following tables set forth information on TCO and NBT’s cellular telecommunication base, coverage and related matters at the dates and for the periods indicated.

          TCO – Area 7

	Year ended December 31,

	2004	2003	2002

Cellular lines in service at year-end (in thousands)	4,491	3,310	2,469
Contract customers	787	800	712
Prepaid customers	3,704	2,510	1,757
Customer growth during the year	35.6%	34.1%	23.8%
Churn (1)	22.1%	23.0%	15.19%
Estimated population of concession areas (in millions)(2)	16.3	15.4	15.2
Estimated covered population (in millions)(3)	14.5	13.6	13.4
Percentage of population covered(4)	88.8%	88.6%	88.0%
Penetration at year-end - TCO(5)	47.9%	31.8%	16.3%
Percentage of municipalities covered	50.2%	49.2%	47.2%
Average monthly minutes of use per customer(6)	90	103	112
Estimated market share(7)	59.3%	67.5%	73.0%

          NBT – Area 8

	Year ended December 31,

	2004	2003	2002

Cellular lines in service at year-end (in thousands)	1,329	802	598
Contract customers	158	150	149
Prepaid customers	1,171	652	449
Customer growth during the year	65.8%	34.1%	43.4%
Churn (1)	28.4%	34.0%	16.7%
Estimated population of concession areas (in millions) (2)	17.2	16.4	16.1
Estimated covered population (in millions) (3)	11.2	10.6	9.7
Percentage of population covered (4)	64.9%	64.6%	66.0%
Penetration at year-end - NBT (5)	22.5%	15.2%	3.7%
Percentage of municipalities covered	28.6%	26.93%	23.6%
Average monthly minutes of use per customer(6)	76	98	107
Estimated market share(7)	35.5%	32.7%	35.0%

Back to Contents

(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the average of customers at the beginning and the end of the year.

(2)	Projections based on estimates of Instituto Brasileiro de Geografia e Estatística - IBGE.

(3)	Number of people within our Region that can access our cellular telecommunication signal.

(4)	Percentage of the population in our Region that can access our cellular telecommunication signal.

(5)	Number of cellular lines in service in our Region, including those of our competitors, divided by the population of our Region.

(6)
Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the average of lines in service during the relevant year (includes roaming in and excludes roaming out).

(7)	Estimate based on all lines in service in our Region at year end.

Our Services

          We provide cellular telecommunications services using both digital and analog technologies.  Our network provides both CDMA digital service and AMPS, or analog services. At TCO we provide cellular telecommunications services in the frequency of 850 MHz using digital technology CDMA/TDMA and analog technology AMPS.  All our services are provided in the frequency of 850 MHz.

          We provide voice and ancillary services, including voicemail and voice-mail notification, call forwarding, three-way calling, caller identification, short text messaging, limitation on the number of used minutes, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through either PCMCIA Cards (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed standardized small, credit card-sized devices, called PC Cards) designed to connect compatible PDA’s (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by cable connection that offers to corporate subscribers secure access to their intranet and office resources. We also offer some new services like Multimedia Message Service, MExE (Mobile Execution Environment) that enable the handset to download applications and execute them at the mobile and a user interface with icons at the handset to identify the main services, such as Voice Mail, Downloads a text messaging (SMS), etc., for a friendlier access to our services.

          In addition, in 2004 we launched:

•	“Vivo Direto” service — this service allows users to make individual and group calls;

•	“Vivo Encontra” (LBS) — a group of Location Based Services, including “Vivo Localiza,” using gpsOne as a location technology service that allows users to locate each other;

•	“Vivo Aqui Perto” — a city-guide application;

•	“Vivo Agenda” (Synchronized Agenda) — this service allows users to back up their contact lists and to recover any information lost in case of robbery or loss;

Back to Contents

•	“Vivo em Ação” — an alternative-reality game that encourages the client to use different ancillary services;

•	“Vivo Avisa” makes the client aware of calls missed when their phone is unavailable;

•
“Olho Vivo” (video monitoring) — (launched in March 2004), this was the first monitoring application in Brazil.  Subscribers can see real-time images of a webcam connected to a PC through their personal mobile at a rate of 4 frames per second;

•
“TV no Celular” (video streaming) — (launched in October 2004), this was the first application of streaming in Brazil.  Subscribers can see real-time audio and television images through their personal mobiles.

          We offer roaming services, through agreements with local cellular service providers throughout Brazil and other countries that allow our subscribers to make and receive calls while out of our concession areas. We also provide reciprocal roaming services to subscribers of those cellular service providers while they are in our concession areas.

Our Region

          The region in which TCO’s subsidiaries operate consists of Area 7 and Area 8, which we refer to as the Region, and covers an aggregate area of approximately 5.8 million square kilometers and 31.8 million people, representing approximately 68% of the total area of Brazil and 18% of Brazil’s population. In our areas, 34 municipalities have populations in excess of 100,000 people.  Area 7, which is serviced by Telegoiás, Telemat, Telems, Teleron and Teleacre (and formerly Telebrasília), includes the Federal District and Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre.  Area 8, which is serviced by NBT, includes the states of Amapá, Amazonas, Maranhão, Pará and Roraima.

          The following tables set forth population, gross domestic product (GDP) and per capita income statistics for each state in our regions at the dates and for the year indicated.

Area		At December 31, 2004		Year ended December 31, 2004

Subsidiary	State	Population (in millions) (1)	Percent of Brazil’s population (1)	GDP (in millions of reais) (2)(3)	% of Brazil’s GDP(3)	Per capita income (reais)(2)(3)

Telebrasília	Federal District	2.3	1.3	43,378	2.7	20,546
Telegoiás	Goiás	5.6	3.0	41,139	2.3	7,469
Telegoiás	Tocantins	1.3	0.7	4,660	0.3	3,690
Telemat	Mato Grosso	2.8	1.5	23,512	1.3	8,552
Telems	Mato Grosso do Sul	2.2	1.2	20,167	1.1	9,040
Teleron	Rondônia	1.5	0.8	9,574	0.5	6,129
Teleacre	Acre	0.6	0.3	2,969	0.2	4,784
NBT	Amapá	0.6	0.3	3,486	0.2	6,368
NBT	Amazonas	3.2	1.8	32,899	1.9	10,449
NBT	Maranhão	6.1	3.3	15,010	0.8	2,493
NBT	Pará	6.9	3.8	33,556	1.9	4,899
NBT	Roraima	0.4	0.2	1,956	0.1	5,121

Total for Region		33.5	18.2	232,306	13.3	7,110

Source:
Instituto Brasileiro de Geografia e Estatística - Brazilian Institute of Geography and Statistics, or IBGE.  We calculated the GDP for the states based on latest available data published by IBGE in previous years.

(1)	Estimates from IBGE for year-end 2004.

(2)	Our estimates are expressed in nominal reais.

(3)	Nominal Brazilian GDP was R$1,769 billion as of December 2004 calculated by IBGE.

          Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and on the economy of the Region, in particular. See “Item 3.D. Risk Factors.”

Back to Contents

Marketing and Sales

          We closely follow the developments in the markets where we operate and constantly launch new promotion and advertising campaigns.

          A strong customer acquisition policy has been implemented across all the company’s operators through aggressive mass sales promotions and segmented actions.  Efforts to acquire new customers for prepaid and postpaid services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

          With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wished to change their cell phones.  We are actively involved in a high-value customer loyalty program by offering aggressive discounts on cell phones through direct-marketing actions.

          TCO currently has 67 shops and kiosks in addition to an independent authorized service network consisting of both exclusive and nonexclusive dealers, with 1,785 service points capable of selling services and cell phones. The credit recharges are available for customers in more than 51,849 sites.

Customer Service

          As part of the strategy for standardizing service provided by TCO operators to their customers, we have outsourced 100% of the customer services while keeping full management control. These services are available on a 24-hour basis from our call center and our website.

     Satisfaction evaluation

          Customer satisfaction is evaluated by regular satisfaction surveys. In 2004, 10,000 customers of Vivo operating companies, among them 1,666 of TCO customers, were interviewed all over the country about customer assistance, technical assistance, and our products and services. The overall satisfaction mark was 8.3 on a range from 1 to 10. Several actions have since been taken in order to increase our customer satisfaction.

     Assistance to customer claims

          TCO’s staff is trained to assist and provide information to customers with respect to the services we provide.

          Vivo operating companies customer service, including TCO, was ranked first in 2003 and 2004 in a survey entitled “Companies that Most Respect Consumers”, carried out by the IBRC (Brazilian Institute of Customer Relations) for the Consumidor Moderno (Modern Consumer).

          In 2004, VIVO operating companies customer service, including TCO, received the following awards for customer service:

•	“Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente” (Revista Consumidor Moderno, em 2004) — “Excellence in Customer Services “ awarded by Consumidor Moderno “Modern Consumer” issue

•	Guilherme Portela, VIVO operating companies Customer Vice-President was awarded as “B2B Executive of The Year 2004” by the B2B magazine;

•	Melhor Sistema com Internet pela ABT — “Best Internet System” awarded by “Telemarketing Brazilian Association — ABT”; and

•	Melhor Operação de Relacionamento em Call Center Próprio ou Terceirizado - Ativo/Receptivo – pela ABT — “Best Call Center Service Operation” awarded by “Telemarketing Brazilian Association - ABT”

Our Network

          Before November 1998, our network used only AMPS analog technology.  After the privatization, we began to use TDMA digital technology.  Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services.  Digital cellular telecommunications service also reduces the risk of fraud.  We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

Back to Contents

          Our network includes cellular switches, base stations and other network elements, such as voice mail, prepaid service, Short Message Service, Home Location Registers, Signalling Transfer Point, PDSN and gateways.  We continue to increase network capacity and coverage to improve service quality and to meet consumer demand.

          As of December 31, 2004, TCO provided CDMA Digital, TDMA digital and AMPS analog services covering 40.37% of the municipalities, or 76.51% of the population, in its Region. Our network is connected primarily through a fiber-optic transmission system leased from incumbent wire line companies, consisting of cellular switches, base-stations, and other network elements, such as voice mail, prepaid service, text messaging, home location registers, signalling transfer point and gateways.

          Nortel Networks – Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.) and Ericsson Telecomunicações S.A. are our principal suppliers.

          Our advanced network management technology ensures global management and supervision of all our network processes and network performance.  The network management center monitors the critical network operational parameters of TCO and NBT.  This center is able to identify abnormalities in both our network and in third-parties networks, using the failure and signaling monitoring systems.  In addition, quality and service standards are constantly monitored.  The network management center is integrated with the maintenance and operation teams that maintain and operate the cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbone.

          Our network is prepared to provide continuity of service for our customers in the event of network interruptions.  We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

          Under our authorizations, we are obligated to meet certain requirements for service quality and annual network expansion.  See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”  We have already achieved all of our required network expansion obligations.

Sources of Revenue

          We generate revenue from:

•	usage charges, which include measured service charges for calls and other similar charges;

•	interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	monthly subscription charges, which are not charged to our prepaid customers;

•	the sale of cellular handsets and accessories; and

•
other charges, including charges for text messaging (SMS),  call forwarding, call waiting, voice mail, call blocking and data services, such as downloads and MMS services which are charged only when the customer’s plan does not include these services.

          Our rates are subject to approval by Anatel.  See “Item 4—Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry.”

Back to Contents

          The table below sets forth our net operating revenues by category of activity for the periods presented:

	Year ended December 31,

	2004	2003	2002

	(in thousands of reais)
Monthly subscription charges	149,526	148,316	114,956
Usage charges	1,283,269	1,096,491	905,870
Interconnection charges	872,095	776,814	649,271
Sale of handsets and accessories	486,778	383,471	276,884
Other services	158,017	82,184	35,312
Gross operating revenue	2,949,685	2,487,276	1,982,293
Taxes on gross revenue, discounts granted and return of goods	(739,259)	(528,366)	(410,183)

Total net operating revenue	2,210,426	1,958,910	1,572,110

     Contract Customers

          Since October 1994, cellular telecommunications service in Brazil has been offered on a “calling party pays” basis, under which customers pay only for calls that they originate.  In addition, customers pay roaming charges on calls made or received outside their home registration area.

          Customer charges are calculated based on the customer’s calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below.  Our Region is divided into 18 areas, called registration areas, designated for payment purposes.

     Interconnection Charges

          We earn revenues from any call that originates from another cellular or fixed-line service provider network connecting one of our customers.  We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call.  See “Item 4—Information on the Company—Business Overview—Operating Agreements—Interconnection Agreements.”  Tariff increases are subject to Anatel’s review and approval.

     Bill and Keep

          Anatel adopted “Bill & Keep” rules for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between the providers. However, when traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the total local traffic between the two providers, the SMP provider who originates the higher traffic through the other provider’s network must pay to such other provider the local usage tariff for the portion of the traffic that exceeds 55%.  This rule is in effect through June 30, 2005.  Thereafter, SMP operators may adopt full Bill & Keep, by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

     Roaming Fees

          We receive revenue pursuant to roaming agreements with other cellular service providers.  When a customer of another cellular service provider makes a call within our Region, that service provider pays us for the call at the applicable rate.  Conversely, when one of our customers makes a cellular call outside of our Region, we must pay the charges associated with that call to the cellular service provider in whose region the call originates.  See “—Operating Agreements—Roaming Agreements.”

     Handset Sales

          We sell dual-mode (800 MHz CDMA-1xRTT/AMPS and 800 MHz CDMA/AMPS) and tri-mode (1900 MHz CDMA and 800 MHz CDMA/AMPs) cellular handsets and PCMCIA cards through our own stores and dealers.  We also sell dual-mode TDMA (800 MHz TDMA/AMPS and 800 MHz AMPS) for the current TDMA operation where we are implementing a CDMA overlay. Although we still have some customers using analog service (approximately 0.4% of our total customer base at December 31, 2004), we have implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to our high-value customers, to encourage analog customers to transfer to digital service.  Our current suppliers are, among others, Motorola, LG, Samsung and Nokia.

Back to Contents

     Operating Agreements

          We have an agreement with Brasil Telecom to lease physical space, real estate, air-conditioning, energy, security and cleaning services. We also lease from Brasil Telecom transmission capacity necessary to complete the construction of our network infrastructure.

     Interconnection Agreements

          The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals.  See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Interconnection.”

          We believe that our subsidiaries have adequate interconnection agreements with all the fixed-line operators they need to provide their services. We also believe that our subsidiaries have all the necessary interconnection agreements with local distance carriers.

     Roaming Agreements

          We are a member of the Brazilian roaming committee, a group comprising 21 companies providing cellular services in Brazil through either A and B bands. The committee was created to standardize roaming services in Brazil and elsewhere.

          The roaming agreements require us and the other cellular service providers to provide service to roaming customers on the same basis that each member provides service to its own customers, and to carry out a monthly reconciliation of roaming customer usage charges.

          We offer automatic international roaming in Argentina, Uruguay, Chile, Dominican Republic and South Korea. Currently the markets of the United States, Mexico and Canada are offered to our customers through third-party partners, as well as Japan. Since 2000, we have provided international GSM services through the use of GSM handsets in most parts of Europe, Africa, Asia and Oceania.

Taxes on Telecommunications Services and Handset Sales

          The cost of telecommunications services and handset sales to customers incorporates a variety of taxes, including:

•
ICMS.  Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, is a state tax imposed at varying rates from 7% to 35% on certain revenues from the sale of goods and services, including telecommunications services.

•
COFINS.  Contribuição para Financiamento da Seguridade Social, or COFINS, is federal social contribution tax imposed on the gross operating revenue less discounts and returns. In December 2003, Law No. 10,833 was enacted, making such contribution noncumulative and increasing the rate from 3.0% to 7.60%, except in connection with telecommunication services, where the rate continues to be 3.0%.

•
PIS.  Programa de Integração Social, or PIS, is a federal social contribution tax which corresponds to 1.65% of the gross operating revenue less discounts and returns, except in connection with telecommunication services, where the rate is 0.65%.

•
FUST.  Fundo de Universalização dos Serviços de Telecomunicações, or FUST, is a federal social contribution which corresponds to 1% of the net revenue generated by telecommunications services (other than interconnection charges).  The purpose of the FUST is to fund a portion of the costs incurred by telecommunication service providers to meet the universal service targets required by Anatel, in case the service providers are unable to fund, in whole or in part, such costs.

Back to Contents

•
FUNTTEL.  Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, is a federal social contribution which corresponds to 0.5% of the net revenue generated by telecommunications services (other than interconnection charges).  The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition.

•
FISTEL.  Fundo de Fiscalização das Telecomunicações, or FISTEL, is a federal tax applicable to telecommunications transmission equipment.  The purpose of FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry. This tax is divided in two parts: Taxa de Fiscalização de Funcionamento and Taxa de Fiscalização de Instalação. Taxa de Fiscalização de Funcionamento is based on the total number of customers at the end of the previous fiscal year.  Taxa de Fiscalização de Instalação is based on (i) the net monthly additions (new customers less churn) and (ii) the total number of radio base stations.

Billing and Collection

          Pursuant to Brazilian law, customers must receive a bill at least five days before the due date, and companies must allow customers at least 15 days from the due date to pay overdue accounts before suspending outgoing service for nonpayment.  Customers may choose from a number of billing options, including traditional paper bills, direct withdrawal from the customer’s bank account and some deferred payment options.  We have also introduced a new billing service through which customers can receive and pay bills via the Internet.  In 2004, we estimate that approximately 60% of our invoices were paid in full on a timely basis.

          We have established a uniform policy for dealing with delinquent customer accounts.  If a subscriber’s payment is more than 15 days past due, outgoing service may be suspended and if payment is more than 30 days past due, both outgoing and incoming services are suspended until full payment for all outstanding charges is received.  If a customer’s payment is more than 90 days past due, service is discontinued.  After 105 days delinquency, the debts are referred to independent collection agencies.

          Our collection system has an excellent mechanism for tracking customers who are delinquent in making payments.  Our collections department has had a continued success rate collecting payments from customers.  In addition, we have employed six outside collection agencies that recover payments that are more than 90 days past due.  We provision for customer accounts over 90 days past due and write off customer accounts that are over 180 days past due.  Our provisions for doubtful accounts were 3.1%, 1.9% and 1.6% of our gross operating revenues in 2004, 2003, and 2002, respectively. These figures are calculated as dividing the total amount of provisions for the allowance for doubtful by gross operating revenues.  See  “Item  5 — Operating  and  Financial  Review  and  Prospects — Operating Results  for the Years Ended December 31, 2003, 2002 and 2001 — Operating Expenses.”  We offer an installment payment plan for those with overdue amounts.

          We receive roaming fees from other cellular service providers when their subscribers make cellular calls while within our Region, and pay roaming fees to other cellular service providers when our subscribers make cellular calls while outside of our Region.  See “Item 4 — Information on the Company — Business Overview — Sources of Revenue — Roaming Fees.”  We receive network usage fees from other service providers when their subscribers make calls that terminate on a cellular telephone within our Region, and we pay network usage fees when our subscribers make calls that terminate on the network of another service provider.  See “Item 4 — Information on the Company — Business Overview — Sources of Revenue — Interconnection Charges.”  At the end of each month, our company and the other service providers reconcile the amounts owed between them and settle on a net basis.  For international and domestic long-distance calls made by its subscribers, our company forwards the amount registered on account of such calls to a clearinghouse operated by Embratel – Empresa Brasileira de Telecomunicações S.A and charges the carriers a fee for the use of its cellular telecommunications network.

Fraud Detection and Prevention

          We incur costs associated with the unauthorized use of our wireless networks, particularly our analog cellular networks.  These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud.  Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming.

Back to Contents

          The two most prevalent types of fraud are cloning fraud and subscription fraud.  Cloning fraud consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal.  We ultimately bear the costs of all fraudulent calls originating from our cell phone base.  We have installed a fraud detection system that analyzes various aspects of customers’ usage in order to detect cloning fraud.  In addition, the introduction of digital service is significantly reducing the incidence of cloning fraud.

          Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service.

          Nevertheless, it is difficult for us to control this type of fraud because of Anatel’s application of Rule 05/78, which prohibits the suspension of service prior to an account being 15 days past due.  We may, however, suspend service when the subscription is under subscription and fraud has been confirmed by means of specific procedures.  In such cases, the rules imposed by Anatel do not prevent the suspension of service.

          In order to safeguard ourselves against these fraudulent activities, we review documentation provided by customers and conduct a credit check prior to initiating service.  We use credit bureaus to enhance our reviews.

          We have implemented certain detection and prevention measures to reduce fraud related losses, including the automatic review of call detail records in the states of Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Amapá, Roraima, Pará, Maranhão and Tocantins, to identify abnormal calling patterns.  Fraud prevention measures include restrictions on international calls from a given number, restrictions on international calls to certain high-risk destinations, automatic blocking of calls to certain high risk destinations and restrictions on three way calling by customers with international direct dial access.

          We have installed, and are a part of, a nationwide fraud detection system.  This system aids in fraud detection in various ways, including identifying simultaneous usage by a single customer, call frequency and unusually high usage patterns.  We are able to monitor telecommunication usage by our customers even when they are located outside of our areas.

Competition

          We face intense competition in all the areas in which we operate, principally from other cellular service providers and also from fixed-line operators. Many of these competitors are part of large, national or multinational groups and therefore have access to financing, new technologies and other benefits that derives from being owned by such a group. Fixed-line operators generally charge much lower tariffs than cellular service providers.

          Our principal cellular competitors are: Claro (Americel S.A.), in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Amazônia Celular S.A., in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. The main fixed-line operators in its area are: Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A. - Telemar, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. Other competitors are Oi (Telemar mobile operator) and TIM.

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

          Satellite-operated services, which provide nationwide coverage, are also available in Brazil.  Although these services have the advantage of covering much larger areas than those covered by the cellular telecommunications services, they are considerably more expensive than the cellular telecommunications services we offer and do not provide competitive coverage inside buildings.  Currently, our company does not plan to offer satellite-operated mobile services (other than those included in the roaming contracts entered into with providers of satellite services), though we may offer such services in the future.

Back to Contents

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

          Anatel is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the Anatel Decree.  Anatel is financially and administratively independent of the Brazilian government.  However, Anatel maintains a close relationship with the Ministry of Communications.  Any regulation proposed by Anatel is subject to a period of public comment, which may include a public hearing.  Anatel’s actions can be challenged in the Brazilian courts.  On November 25, 1998, Anatel enacted Resolution 73—Regulation of Telecommunication Services, which regulates in detail the new comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

     Concessions and Authorizations

          Before January 2000, Anatel had only authorized two mobile service providers in each of the ten franchise areas under A Band and B Band.  A Band and B Band mobile service providers were granted concessions pursuant to the Lei Mínima, or the Minimum Law.  Each concession is a specific grant of authority to provide cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession.  If a mobile service provider wishes to offer any telecommunications service other than those authorized by its concession, it may apply to Anatel for an authorization to offer such other services.

          In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration.  A concession may only be granted upon a prior auction bidding process.  As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers.  Also, Anatel is empowered to direct and control the performance of the services, to apply penalties, and to declare the expiration of the concession and the return of assets of the concessionaire under the concession agreement to be able to the government authority upon termination of the concession.  Another distinctive feature is the right of the concessionaire to maintain certain economic and financial standards.  The concession is granted for a fixed period of time and is generally renewable only once.

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

     SMP Regulation

          In November 2000, Anatel adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the then-existing cellular operators in the various regions of Brazil.  These regulations divided Brazil into three main

Back to Contents

regions covering the same geographic area as the concessions for the fixed-line telecommunication services.  Anatel organized auctions for three new licenses for each of those regions.  The new licenses provided that the new services would be operated in the 1,800 MHz radio frequency bands, and they were denominated C Band, D Band and E Band.  These new licenses were auctioned by Anatel and awarded during the first quarter of 2001, at the end of 2002 and in September of 2004.

          Under these new licenses:

•	services are to be provided using the 1,800 MHz frequency;

•	each operator may provide domestic and international long-distance services in its licensed area;

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

          On February 3, 2003, TCO chose to replace its SMC Concession Contracts for Personal Mobile Service Agreements (Termos de Autorização do Serviço Móvel Pessoal, or SMP) in Regions I (subrange of “B” frequencies) and II (subrange of “A” frequencies) of the General Granting Plan (Plano Geral de Outorgas, or Pao).  In addition, Tele Centro Oeste Celular Participações, Telegóias, Telemat, Telems, Teleron, Teleacre and Norte Brasil Telecom hold a national and international authorization for Multimedia Communication Services (Serviços de Comunicação Multimídia, or SCM).

          In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long-distance calls originating from our network.

          Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider.  Until June 30, 2004, SMP service providers could opt to establish a price cap or freely negotiate their interconnection charges. The conditions of the network usage fee negotiation are regulated by Anatel.  Thereafter, the terms and conditions of the interconnection have been freely negotiated between wireless and fixed-line operators, effective as of 2005, subject to compliance with regulations established by Anatel.  Anatel submitted to public comment new regulations on interconnection rules. The public comment period ended on October 18, 2004 and we presented our arguments against some of the proposals that may have adverse effect on our results. Anatel will decide whether to publish a new regulation and on its content. If these regulations take effect, they may negatively affect our revenues and results of operations.

          If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter.  Because Anatel considers us to be affiliated with Telefónica, which already provides wire-line long-distance services in the state of São Paulo and was awarded a license to provide these services nationwide, Anatel will not award a wire-line long-distance license to us.  Though we and other mobile operators have requested that Anatel revise the current SMP regime, there can be no assurance it will do so.  Under the SMP regime, we will receive revenues from interconnection fees paid to us by wire-line-long-distance operators because of long-distance traffic originating and terminating on our network.

          The authorizations consist of two licenses — one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years.  The frequency license is renewable for another 15-year period upon the payment of an additional license fee.

Back to Contents

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

          TCO’s new authorizations impose obligations to meet higher quality of service standards, such as the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints.  Anatel published the method for collecting these quality service standards data on April 23, 2003 (Anatel Resolution No. 335/03).

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

     Rate Regulation

          With respect to our Basic Plan and certain roaming charges incurred in connection with alternative service plans our authorizations continue to provide for a price cap mechanism to set and adjust rates on an annual basis.  The cap is a maximum weighted average price for a package of services.  The package consists of the services in our Basic Plan, including monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime.  The price cap is revised annually to reflect the rate of inflation as measured by the IGP DI.  However, mobile operators are able to freely set the rates for alternative service plans.

          The initial price cap agreed to by Anatel and us in our authorizations had been based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in our authorizations.  The price cap has been revised to reflect the rate of inflation as measured by the IGP DI.

          Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee.  The interconnection fee is a flat fee charged per minute of use.  The interconnection fee charged by us and other A and B Band service providers was subject to a price cap stipulated by Anatel. This price cap was valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators, effective as of 2005, subject to Anatel regulations. Anatel submitted to public consultation new regulations on interconnection rules. The public consultation period ended on October 18, 2004 and we presented our arguments against some of the proposals that may have an adverse effect on our results. Anatel will decide whether to publish a new regulation and on its content. If these regulations take effect, they may negatively affect our revenues and results of operations.

Back to Contents

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

          Our controlling shareholder is TCP, which, in turn, is controlled by PT Móveis SGPS, S.A. and Telefónica Móviles, S.A.  PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom SGPS, S.A. As of December 31, 2004, TCP owned 90.22% of TCO’s common shares, excluding treasury shares.  Due to its share ownership, TCP has the power to control TCO, including the power to elect TCO’s Board of Directors and officers and to determine the direction and future operations of TCO. In addition, PT Móveis SGPS S.A. and Telefónica Móviles S.A. share their participation in TCP in equal percentages.

          Our wholly-owned subsidiaries are: Telegoiás, Telemat, Telems, Teleron, Teleacre, NBT and TCO IP. TCO IP is an unlisted company created to deliver general telecommunications services both nationally and internationally, such as information services.

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

          Our principal physical assets consist of transmission equipment, switching equipment, base stations and other communication devices, such as voice mail, prepaid service, text messaging (SMS), Home Location Registers, Signalling Transfer Point and gateways. All switches, cell sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for policy operation risks.

          At December 31, 2004, TCO had 21 cellular switches and other equipment installed in 16 owned spaces and one leased space.  TCO leases almost all of the sites in which its cellular telecommunications network equipment is installed.  Its 1,241  base stations were installed in 813 cell sites, administrative buildings, administrative facilities and warehouses, and the average term of these leases is five years.  In addition, TCO owns administrative buildings (approximately 33,929 square meters), 4 retail stores and 4 wholesale stores (approximately 1,315 square meters), and also leases administrative facilities (approximately 4,079 square meters), warehouse space (approximately 2,534 square meters), three kiosks and 39 retail stores throughout our Region.

          At December 31, 2004, NBT had 13  cellular switches and other equipment installed in 12 owned spaces.  NBT leases almost all of the sites in which its cellular telecommunications network equipment is installed.  Its 346 base stations were installed in 242 cell sites, administrative buildings, administrative facilities and warehouses, and the average term of these leases is 5 years.  In addition, NBT owns administrative buildings (approximately 60 square meters) and also leases administrative facilities (approximately 4,351 square meters), warehouse space (approximately 3,255 square meters), five kiosks and 16 retail stores throughout our Region.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3.A. Selected Financial Data.”

Back to Contents

Critical Accounting Policies

          In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant.  “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions.  The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under the Brazilian Corporate Law Method are described in note 3 to our consolidated financial statements.  A description of the differences in accounting policies between the Brazilian Corporate Law Method and U.S. GAAP is included in note 37 to our consolidated financial statements.  The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations.  Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates.  The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•	goodwill impairment;

•	revenue recognition;

•	depreciation of property, plant and equipment;

•	valuation of property, plant and equipment;

•	provisions for contingencies;

•	deferred income taxes; and

•	financial instruments.

     Goodwill impairment

          Under Brazilian Corporate Law Method, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized and is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized.

          A determination of the fair value and the undiscounted future operating cash flows of our cellular business require management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses.  These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market.  The use of different assumptions and estimates could significantly change our financial statements.  If assumptions and estimates about the expected future net cash flows change in the future, we may have to recognize impairment charges on goodwill, which would decrease our results of operations and shareholders’ equity.

Back to Contents

     Revenue recognition

          Under the Brazilian Corporate Law Method and U.S. GAAP, we recognize revenues as the services are provided.  Prepaid service revenue is deferred and amortized based on subscriber airtime usage.  Sales of handsets along with the related cost of the handsets are deferred and amortized over their estimated useful life.  The excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. Under U.S. GAAP, as from January 1, 2004, we began to segregate free minutes given in connection with sales of handsets and recharges on prepaid phone plans. These minutes are recognized as used based on their respective estimated fair values.

          We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network) and the estimation of fair value for certain transactions.  Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures.

     Depreciation of property, plant and equipment

          Depreciation of property, plant and equipment is calculated on a straight-line method of the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical decrease of 10% to the useful lives of switching and transmission equipment existing at December 31, 2004. This hypothetical change would result in an incremental increase in the annual depreciation expense of R$17.1 million in the year of the change.

     Valuation of long-lived assets

          Under Brazilian Corporate Law Method, an impairment is recognized on long-lived assets such as property, plant and equipment and concession intangibles if the expected net cash flows generated the respective asset is not sufficient to cover its book value. Under U.S. GAAP, in accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

          A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses.  These assumption and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the expected future net cash flows and lead to the recognition of an impairment charge on our property, plant and equipment or concession intangibles, which would decrease our results of operations and shareholders’ equity.

     Provisions for contingencies

          We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters.  We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses.  A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue, based on legal advice.  The required reserves may change in the future owing to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.  Future possible changes in the recorded reserve amounts would impact our results of operations in the period that such changes are recorded.

     Deferred income taxes

We compute and pay income taxes based on results of operations under Brazilian Corporate Law Method. Under U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for

Back to Contents

recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.  When performing such reviews, we are required to make significant estimates and assumptions about future taxable income.  In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market.  The use of different assumptions and estimates could significantly change our financial statements.  A change in the assumptions and estimates with respect to our expected future taxable income, we would  be required  to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders’ equity.  If we operate at a loss or are unable to generate sufficient future taxable income could result in the recognition of a valuation, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

     Financial instruments

          With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates.  For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

A.	Operating Results

Results of Operations for 2004, 2003 and 2002

     Statement of Operations

          The following table sets forth certain components of our income, as well as the percent change of each year from the prior year, for the periods presented.

	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in millions of reais)
Net operating revenue	2,210.4	1,958.9	1,572.1	12.8	24.6
Cost of services and goods sold	(910.4)	(904.0)	(741.8)	0.7	21.9
Gross profit	1,300,0	1,054.9	830.3	23.2	27.1
Operating expenses:
Selling	(472.7)	(300.5)	(215.3)	57.3	39.6
General and administrative	(149.1)	(193.2)	(141.9)	(22.8)	36.2
Other operating income (expense), net	3.1	(13.5)	(14.6)	(123.0)	(7.5)
Total operating expenses	(618.7)	(507.2)	(371.8)	22.0	36.4
Operating income before net financial result	681.3	547.7	458.5	24.4	19.4
Financial income, net	62.2	111.6	4.0	(44.3)	2,690.0
Operating income	743.5	659.3	462.5	12.8	42.6
Net non-operating (expense) income	(9.0)	(6.3)	4.3	42.9	(246.5)
Income before taxes and minority interest	734.5	653.0	466.8	12.5	39.9
Income and social contribution tax expense	(224.2)	(181.1)	(131.5)	23.8	37.7
Minority interests	(3.2)	(8.5)	(6.1)	(62.4)	39.3

Net income	507.1	463.4	329.2	9.4	40.8

Back to Contents

     Net Operating Revenue

          Our operating revenues are mainly derived from:

•	customer usage charges, which include charges for outgoing calls, roaming and other similar services, and revenues from the sale of airtime for prepaid services;

•
interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed-line service  providers for use of our network in order to complete calls originated outside our network;

•	monthly subscription charges, which we charge exclusively to our contract plan customers;

•	sale of cellular handsets and accessories; and

•
other service charges, including charges for call forwarding, call waiting, call blocking and text messaging (SMS), which are charged only when the customer’s plan does not include these services for free.

          The composition of our operating revenues has been affected by the shift toward prepaid services (which generate usage charges and interconnection charges but do not generate monthly subscription charges, and which have attracted lower-income customers to our services).  Net additions decreased the number of contract customers by 0.5% to 945  thousand in 2004 and by 10.3% to 950 thousand in 2003 from 861 thousand in 2002.  Net additions increased the number of prepaid customers by 54.2% to 4,875 thousand in 2004 and by 43.3% to 3,162 thousand in 2003 from 2,207 thousand in 2002.

          Interconnection rates increased by 10.0% in February 2002 and 22.0% since February 2003.  Anatel authorizes cellular operators to increase tariffs based upon the prior 12-month period’s cumulative inflation, measured by the IGP variation from February to January of each year.

          As of July 6, 2003, cellular telecommunications operators in Brazil were required by the SMP rules to implement long-distance Carrier Selection Codes (Códigos de Seleção de Prestadora, or CSP) used by customers to choose their carrier for domestic long-distance services (VC2 and VC3) and international cellular calls. As a result, TCO no longer receives revenues or pays interconnection fees for VC2 or VC3 calls and international calls.

          Additionally, Anatel adopted “Bill & Keep” rules for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between the providers. However, when traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the total local traffic between the two providers, the SMP provider who originates the higher traffic through the other provider´s network must pay to such other provider the local usage tariff for the portion of the traffic that exceeds 55%.

          The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below.  We do not present net operating revenues (i.e., after deduction of taxes) by category of service.

          The following table sets forth the components of our net operating revenues, as well as the percent change of each year from the prior year, for the periods presented.

	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in millions of reais)
Usage charges	1,283.3	1,096.5	905.8	17.0	21.0
Monthly subscription charges	149.5	148.3	115.0	0.8	29.0
Interconnection charges	872.1	776.8	649.3	12.3	19.6
Sale of handsets and accessories	486.8	383.5	276.9	26.9	38.5
Other	158.0	82.2	35.3	92.2	132.9
Gross operating revenue	2,949.7	2,487.3	1,982.3	18.6	25.5
Value-added and other indirect taxes	(610.8)	(482.8)	(377.6)	26.5	27.9
Discounts granted and return of goods	(128.5)	(45.6)	(32.6)	181.8	39.9

Net operating revenues	2,210.4	1,958.9	1,572.1	12.8	24.6

Back to Contents

          Net operating revenues increased by 12.8% to R$2,210.4 million in 2004 from R$1,958.9 million in 2003, which in turn represented a 24.6% increase from R$1,572.1 million in 2002.  The growth of net operating revenues in 2004 was principally due to a 17% increase in usage charges due to a 41.5% increase in our customer base, a 26.9% increase in sales of cellular handsets and accessories, and a 92.2% increase in revenues from other services, mainly due to intensive campaigns addressed to users of SMS (text messaging service), WAP and 1xRTT.  The growth in revenues in 2003 was attributed mainly to a 23.4% increase in local outgoing traffic, a 23.0% increase in usage charges because of an increase of a 34.1% increase in our customer base, a 38.4% increase in sales of cellular handsets and accessories; and a 153.5% increase in revenues from other services.

          The increases in 2004 and 2003 were partially offset by lower average monthly revenues per customer.  The average number of customers, calculated as the number of customers at the beginning of the year plus the number of customers at the end of the year, divided by two, increased 38.3% to 4,966 thousand customers in 2004 from 3,590 thousand customers in 2003, representing in turn a 31.0% increase from 2,740 thousand customers in 2002.  Average monthly net revenues from services per user decreased principally as a result of an increase in the percentage of prepaid customers in relation to total customers as a result of new customers acquired and customers switching from contract plans to prepaid plans; and the introduction of new service plans directed at users with lower monthly subscription charges.

          Usage charges.  Usage charges increased 17.0% to R$1,283.3 million in 2004, from R$1,096.5 million in 2003, which in turn represented a 21.0% increase from R$905.8 million in 2002. This increase was principally due to a 41.5% increase in the total number of subscribers to 5,820 thousand total lines in service at December 31, 2004 from 4,112 thousand total lines in service at December 31, 2003. Beginning in July 2003, this increase was partially offset by the impact of the new rules relating to the long distance carrier selection code described above.

          Monthly subscription charges.  Revenues from monthly subscription charges were basically constant at R$149.5 million in 2004, compared to R$148.3 million in 2003, which in turn represented a 29.0% increase from R$115.0 million in 2002.  The constant value from 2004 to 2003 resulted mainly from a constant average number of contract customers.  The increase in monthly subscription charges in 2003 from 2002 resulted from an increase in our number of contract customers and the launch of new plans that are designed to fit a contract customer’s profile.

          Interconnection charges.  Our revenues from interconnection charges increased 12.3% to R$872.1 million in 2004, from R$776.8 million in 2003, which in turn represented a 19.6% increase from R$649.3 million in 2002. The increases in network usage revenues in 2004 and 2003 reflected the increase in our average interconnection charges and an increase in our customer base, which were offset by a reduction in incoming call traffic.

          Sales of handsets and accessories.  Revenues from sales of handsets and accessories increased 26.9% to R$486.8 million in 2004, from R$383.5 million in 2003, which in turn represented a 38.5% increase from R$276.9 million in 2002.  The increase in 2004 resulted mainly from an increase in sales volume, especially in sales of medium and higher value handsets with a focus on trade-ins of TDMA devices for CDMA devices.  Revenues from handset sales are reported before commissions and promotional discounts and include value-added taxes.  In general, the purpose of handset sales is to encourage growth in customers and traffic, as opposed to generating profits on the sales, and TCO therefore subsidizes portions of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, profit margins are generally negative after taxes and discounts. In 2004, 2003 and 2002, the subsidy resulted in a gross loss (calculated as the difference from net operating revenues from sales minus the cost of goods sold) of approximately R$225.0, R$88.5 million and R$105.5 million on handsets sales, respectively.

Back to Contents

          Other.  Revenues from other services increased 92.2% to R$158.0 million in 2004, from R$82.2 million in 2003, which in turn represented a 132.9% increase from R$35.3 million in 2002.  The increases in revenues from other services in 2004 and 2003 were due primarily to increases in the use of the text messaging (SMS), WAP and the 1xRTT services and an increase in the number of subscribers.

          Value-added and other indirect taxes.  ICMS and other indirect taxes increased 26.5% to R$610.8 million in 2004, from R$482.8 million in 2003, which in turn represented a 27.9% increase from R$377.6 million in 2002.  ICMS and other indirect taxes on operating revenues were 20.7% of our gross operating revenues in 2004, 19.4% in 2003 and 19.0% in 2002.  The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues, since the interconnection charges are not subject to ICMS.  Additionally, in 2004, the COFINS tax increased from 3.0% to 7.6%, except in the telecom services.

          Sales and service discount and return of goods sold.  Sales and service discount and return of goods sold increased 181.8% to R$128.5 million in 2004, from R$45.6 million in 2003, which in turn represented a 39.9% increase from R$32.6 million in 2002. Discounts granted vary depending on how competitive the company intends to be.

     Cost of Services and Goods Sold

          The following table sets forth certain components of our cost of services and goods, as well as the percent change of each year from the prior year, for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(millions of reais)
Cost of services and goods sold:
Depreciation and amortization	(158.4)	(161.2)	(128.7)	(1.7)	25.3
Personnel	(21.8)	(18.8)	(15.6)	16.0	20.5
Materials and services	(80.2)	(94.9)	(71.4)	(15.5)	32.9
Interconnection	(72.9)	(147.1)	(142.7)	(50.4)	3.1
Taxes	(12.3)	(85.0)	(60.2)	(85.5)	41.2
Cost of goods sold	(555.9)	(390.0)	(314.2)	42.5	24.1
Others	(8.9)	(7.0)	(9.0)	27.1	(22.2)

Total	(910.4)	(904.0)	(741.8)	0.7	21.9

          Cost of services and goods sold increased 0.7% to R$910.4.0 million in 2004, from R$904.0 million in 2003, which in turn represented a 21.9% increase from R$741.8 million in 2002.  In 2004, costs of goods sold increased by 42.5% principally due to an increased volume sold and an increase in the average costs of devices, resulting from the sale of more sophisticated and expensive handset models (2.5G and multimedia).  This increase was offset by a reduction in interconnection charges of 50.4% to R$72.9 million for 2004 compared to R$147.1 for 2003 due to the change from SMC to SMP technology.  There was also a decrease in the FISTEL rate of 85.5% to R$12.3 million in 2004 compared to R$85.0 million in 2003.  The gross margin (gross profit divided by net revenues) was 58.8% in 2004 compared to 53.9% in 2003 and 52.8% in 2002.

          Depreciation and amortization.  Depreciation and amortization expenses decreased 1.7% to R$158.4 million in 2004, from R$161.2 million in 2003, which in turn represented a 25.3% increase from R$128.7 million in 2002. The reduction in 2004 was principally due to items whose period of depreciation had concluded.  The increases in 2003 were due primarily to the expansion of our network and investments in technical support systems, resulting in an increase in depreciable assets.

          Personnel.  Personnel expenses increased 16.0% to R$21.8 million in 2004, from R$18.8 million in 2003, which in turn reflected a 20.5% increase from R$15.6 million in 2002.  The increase in 2004 compared to 2003 was principally a result of an increase in personnel salaries because of a collective bargaining agreement signed in November 2004, which established a linear increase of 6% in line with inflation.  The increase in 2003, compared to 2002, principally derived from severance costs relating to a former executive and to an overall increase in personnel salaries, pursuant to a collective bargaining agreement that established a linear increase of 7.5% in salaries in line with inflation.

Back to Contents

          Materials and services.  Materials and services include cost of materials and services received from third parties, including rents for dedicated lines paid to other cellular telecommunications service providers, to fixed-line companies and carriers.  Cost of materials and services decreased by 15.5% to R$80.2 million in 2004, from R$94.9 million in 2003, which in turn represented a 32.9% increase from R$71.4 million in 2002. The reduction in 2004 compared to 2003 was principally due to expenses for leased circuits and to other operators.  The increase in 2003, compared to 2002, was due primarily to (1) an increase of R$4.5 million in leased lines payable to other telecommunications service providers, because of increases in traffic and in tariffs; and (2) an increase in the cost of maintaining our network.

          Interconnection.  Expenses from interconnection include fees we pay to other telecommunications service providers for the use of their network to complete local, long-distance and international calls originating in our network.  Usage charges decreased 50.4% to R$72.9 million in 2004, from R$147.1 million in 2003, which in turn represented a 3.1% increase from R$142.7 million in 2002. The decrease in 2004 was principally due to decreased costs under the SMC program from the SMP program.  The increase in 2003 was due to tariffs increase.

          Taxes. Taxes decreased 85.5% to R$12.3 million in 2004 from R$85.0 million in 2003, which in turn represented a 41.2% increase from R$60.2 million in 2002. The decrease in 2004 was principally due to the implementation of accounting policies related to FISTEL fee.  The increases in 2003 was principally due to the expansion of our network (expansion of our subscriber base and to the installation of new base stations).

          Cost of goods sold.  The cost of handsets and accessories sold increased 42.5% to R$555.9 million in 2004, from R$390.0 million in 2003, which in turn represented a 24.1% increase from R$314.2 million in 2002. The increase in the cost of goods sold in 2004 and 2003, was principally due to an increase in sales volume and an increase in the average cost of handsets and the sale of more sophisticated and expensive handset models.

     Operating Expenses

          The following table sets forth certain components of our operating expenses, as well as the percent change of each component from the prior year, for the periods presented.
	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in millions of reais)
Operating expenses:
Selling expenses	(472.7)	(300.5)	(215.3)	57.3	39.6
General and administrative expenses	(149.1)	(193.2)	(141.9)	(22.8)	36.2
Other net operating income (expense)	3.1	(13.5)	(14.6)	(123.0)	(7.5)

Total	(618.7)	(507.2)	(371.8)	22.0	36.4

          Operating expenses increased 22.0% to R$618.7 million in 2004, from R$507.2 million in 2003, which in turn represented a 36.4% increase from R$371.8 million in 2002.  The increase resulted mainly from a 57.3% increase in selling expenses, which included sales and commissions to independent distributors, and a decrease of 22.8% in general and administrative expenses in 2004.

          Selling expenses.  Selling expenses increased 57.3% to R$472.7 million in 2004, from R$300.5 million in 2003, which in turn represented a 39.6% increase from R$215.3 million in 2002.  The increase in 2004 compared to 2003 was principally due to an increase in outsourced services, which included sales commissions to independent distributors reflecting net additions of subscribers and a 185.2% increase in depreciation expenses due to the greater volume of exchanged devices.  The increase in 2003 compared to 2002 was principally due to an increase of R$59.3 million in outsourced services, which included sales commissions to independent distributors reflecting net additions of subscribers, and a 42.3% increase in provisions for doubtful accounts to R$47.1 million in 2003 from R$33.1 million in 2002.

Back to Contents

          Allowance for doubtful accounts, included in selling expenses, increased 45.0% to R$68.3 million in 2004 compared to R$47.1 million in 2003, which in turn represented a 42.3% increase from R$33.1 million in 2002.  Allowance for doubtful accounts corresponded to 2.3%, 1.9%, and 1.7% of gross revenues for the years ended December 31, 2004, 2003, and 2002, respectively.

          Allowance for doubtful accounts in 2004 and 2003 increased principally as a result of the increase in net operating revenues.  In 2003, such increase was partially offset by an R$8.0 million decrease in allowances as a result of changes in accounting policies.

          General and administrative expenses.  General and administrative expenses decreased 22.8% to R$149.1 million in 2004, from R$193.2 million in 2003, which in turn represented a 36.2% increase from R$141.9 million in 2002.  The decrease in 2004, compared to 2003, was principally due to a decrease of R$13.5 million  in personnel and a reduction of R$31.3 million in third-party services owing to the conclusion of a management fee contract and the renegotiation of other administrative contracts.  The increase in 2003, compared to 2002, resulted mainly from an increase in personnel costs and costs associated with outside services, primarily related to corporate information technology services.

          Other net operating income (expense).  Net operating expenses decreased 123.0% to R$3.1 million in 2004, from R$13.5 million in 2003, which in turn represented a 7.5% decrease from R$14.6 million in 2002. The decrease in 2004, compared to 2003, was principally due to advertising revenues of R$13.0 million and an increase of R$5.6 million in revenue from fines to customers.  This decrease in operating expenses was partially offset by an increase of audiovisual costs and an increase of provisions for contingencies.

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

     Net Financial Income (Expenses)

          The following table sets forth certain components of our net financial income (expenses), as well as the percent change of each component from the prior year, for the periods presented.

	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in millions of reais)
Financial income	153.4	210.7	159.0	(27.2)	32.5
Exchange gains (losses)	(20.6)	76.4	(123.9)	(127.0)	(161.7)
Gains (loss) on foreign currency derivative contracts	(20.9)	(92.7)	65.5	(77.5)	(241.5)
Financial expenses	(49.7)	(82.8)	(96.6)	(40.0)	14.3

Total financial income (expense), net	62.2	111.6	4.0	(44.3)	2,690.0

          Net financial income (expenses) reflects, among others, the net effect of interest income and expense, and net effect of exchange rate fluctuation affecting our loans, financings and derivative operations.  See note 9 to our consolidated financial statements. Our net financial income decreased 44.3% to R$62.2 million in 2004 from R$111.6 million in 2003, which in turn represented a increase of 2,690.0% from R$4.0 million in 2002. The decrease in 2004 was mainly due to a decrease in the financial income and in the exchange gain. The increase in 2003 was mainly due to the exchange rate fluctuation. Derivative contracts resulted in a loss of R$20.9 million in 2004 against a loss of R$92.7 million in 2003.

Back to Contents

Income and Social Contribution Taxes

          We incurred income and social contribution taxes in the amount of R$224.2 million in 2004, a 23.8% increase from R$181.1 million in 2003, which in turn represented a 37.7% increase from R$131.5 million in 2002.  The effective income tax rate before minority interests was approximately 30.5% in 2004, 27.7% in 2003, and 28.2% in 2002.  The increase in income and social contribution taxes vary proportionately to our net income or loss. See note 11 to our consolidated financial statements.  The increase in 2004 was principally due to a tax benefit of R$59 million recognized as a result of the restructuring we completed in July 2004.  See “Item 4.A. Our History and Development—TCO’s Corporate Restructuring.”

B.	Liquidity and Capital Resources

Sources of Funds

          We generated cash flow from operations of R$674.6 million, R$625.5 million and R$615.8 million in 2004, 2003 and 2002, respectively.

          We had R$123.6 million in long-term loans and financing as of December 31, 2004. and R$102.7 million in short-term loans and financing, which consisted primarily of funding from financial institutions. At December 31, 2004, we had a working capital surplus (current assets minus current liabilities) of R$1,078.2 million. Excluding financial items, working capital at December 31, 2004 was a surplus of R$243.6 million, representing an increase of R$184.4 million compared to December 31, 2003, attributable primarily to: (i) an increase of R$114.4 million in handset inventories; (ii) an increase of R$124.4 million in deferred and recoverable taxes and (iii) an increase of R$78.9 million in customer accounts receivable.  These increases were partially offset by an increase of R$191.1 million in accounts payable.

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

Uses of Funds

          Our principal uses of funds are for capital expenditures, servicing our debt, and payments of dividends to shareholders.  Acquisition of property, plants and equipment used funds in the amount of R$418.4, R$207.6 million and R$170.6 million in 2004, 2003 and 2002, respectively. Dividends and interest on shareholders’ equity payments consumed cash flows of R$121.4, R$93.7 million and R$96.4 million, in 2004, 2003 and 2002 respectively.  Payment of debt and derivative instruments consumed cash flows of R$154.4, R$285.5 million and R$515.3 million in 2004, 2003 and 2002, respectively.

     Capital Expenditures

          The following table sets forth our capital expenditures for the periods presented.

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Switching equipment	156.7	27.2	22.1
Transmission equipment	153.4	103.3	57.2
Information technology	18.6	34.1	43.1
Others(1)	89.7	43.0	48.2

Total capital expenditures	418.4	207.6	170.6

(1)	Consisting primarily of real property acquisitions, free handset rental, furniture and fixtures, office equipment and store layout.

Back to Contents

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

          We anticipate that our capital expenditures for 2005 will be approximately R$390 million, mainly for investments in network expansion, introduction of new products and services that will make customers’ lives easier and to maximize the use of cellular telephony, to improve the quality of our services.  Our management expects to finance 2005 capital expenditures principally with cash generated from operations.

     Payment of Dividends

          See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Payment of Dividends.”

     Debt

          As of December 31, 2004, TCO’s total debt position was as follows:

Debt	Amount outstanding as of December 31, 2004

(in millions of reais)
Long-term debt, excluding the short-term portion	123.6
Short-term debt	102.7

Total debt	226.3

          As of December 31, 2004, TCO’s total debt was R$226.3 million, of which R$71.2 million, or 31.4%, was denominated in U.S. dollars and, therefore, exposed to currency fluctuations. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. In 2004 and 2003, our derivatives produced an accumulated net unrealized loss of R$20.7 million and a net gain of R$15.0 million respectively. We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2004, approximately 99.5% of our interest-bearing liabilities bore interest at floating rates, primarily LIBOR for U.S. dollar-denominated debt and CDI, TJLP and UMBNDES, a local index, for real-denominated debt. Accordingly, our financing expenses will increase if market interest rates, such as LIBOR, CDI or TJLP, rise. CDI rates as of December 31, 2004 and 2003 are 17.76% and 16.27% respectively. At December 31, 2004, all of our foreign currency derivatives contracts bore interest payments linked to the Brazilian CDI rate. We have not hedged against the risk of increased interest rates.

          Some of the debt agreements of TCO and its subsidiaries contain restrictive covenants. Financial ratios involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins (EBITDA divided by net revenue), (4) interest coverage ratios and (5) debt to capital ratios. As of December 31, 2004 and 2003, we are in compliance with such restrictive covenants.

U.S. GAAP Reconciliation

          We prepare our consolidated financial statements in accordance with the Brazilian Corporate Law method, which differs in significant respects from U.S. GAAP. Under U.S. GAAP, we recorded net income for 2004, 2003 and 2002 of R$468.0, R$487.7 million and R$299.3 million, respectively, compared to net income of R$507.1, R$463.4 million and R$329.2 million, respectively, under the Brazilian Corporate Law Method.  Shareholders’ equity at December 31, 2004 and 2003 was R$2,493.3 and R$1,545.1 million, respectively, under U.S. GAAP, compared to R$2,441.5 and R$1,556.1 million, respectively, under the Brazilian Corporate Law method.

Back to Contents

          See note 37 to our audited consolidated financial statements for a description of the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and total shareholders’ equity.

New Accounting Pronouncements

          In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not result in any impact on the Company’s financial statements.

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

          In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

         Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.  The Company does not anticipate that the adoption of FIN 46R will did not have a material impact on its financial position, cash flows and results of operations.

         In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost.  SFAS 132R would be effective for any domestic plans beginning with fiscal years ending after December 15, 2003 and any foreign plans beginning with fiscal years ending after June 15, 2004.  The Company has adopted these additional disclosures for the year ended December 31, 2003.

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

         In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other

Back to Contents

assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The Company prospectively adopted this EITF relating to fee minutes in connection with sales of handsets as from January 1, 2004.

         In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of EITF Issue No. 03-11 did not have a material effect on the Company’s financial statements.

         In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

C.	Research and Development

          We did not make any contributions or incur any expenses related to research and development in 2004, 2003 and 2002. We rely primarily on the research and development of our third-party suppliers.

D.	Trend Information

          In 2005, the rate of growth in Brazil’s cellular market is expected to exceed Brazil’s economic growth.  In addition, we expect continued strong competition from other operators, greater focus on data and value added services, and further enhancements related to customer service.  We expect that we will maintain our leadership position in the Brazilian cellular market, focusing on differentiation in the development of integrated solutions and the application of new technologies.  We plan to continue to offer services and products with high quality in order to meet our clients’ expectations.

E.	Off-balance sheet arrangements

          We do not have any off-balance sheet financing.  We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F.	Tabular disclosure of contractual obligation

          The following table represents our contractual obligations and commercial commitments as of December 31, 2004:

	Payments due by period in millions of reais

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Contractual obligations:
Long-term debt(1)	226.3	17.8	75.8	117.5	15.2
Capital lease obligations	0.6	0.6	—	—	—
Operating leases	450.5	49.7	94.7	90.0	216.1
Unconditional purchase obligations	533.7	529.7	4.0	—	—

Back to Contents

	Payments due by period in millions of reais

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Other long-term obligations(2)	46.6	38.7	7.9	—	—

Total contractual cash obligations(3)	1,257.7	636.5	182.4	207.5	231.3

(1)	Includes short-term portions of long-term debt.

(2)	Contracted long-term suppliers or contracted short-term suppliers with penalties for early termination and exclusivity fees paid to dealers.

(3)	Excludes pension fund obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

          Listed below are the current members of the Board of Directors and their respective positions:

Name	Position	Date of election

Félix Pablo Ivorra Cano	Chairman	June 22, 2004
Shakhaf Wine	Director	March 16, 2004
Fernando Xavier Ferreira	Director	April 29, 2003
Luis Miguel Gilpérez López	Director	March 16, 2004
Ernesto Lopez Mozo	Director	April 29, 2003
Ignácio Aller Mallo	Director	April 29, 2003
Zeinal Abedin Mohamed Bava	Director	April 29, 2003
Carlos Manuel de Lucena e Vasconcellos Cruz	Director	April 29, 2003
Eduardo Perestrelo Correia de Matos	Director	April 27, 2003
Pedro Manuel Brandão Rodrigues	Director	July 11, 2003

          Set forth below are brief biographical descriptions of the directors:

         Félix Pablo Ivorra Cano, born on July 1, 1946, is the president of the board of directors and has been a member of the board of directors since February 1999.  Mr. Ivorra currently is the president of the board of directors of Telefónica Móviles and serves on the board of directors of Telecomunicações de São Paulo S.A, Brasilcel N.V., Celular CRT Participaçoes S.A., Tele Sudeste Celular Participaçoes S.A., Telesp Celular Participaçoes S.A., Tele Centro Oeste Celular Participações S.A., Tele Leste Celular Participaçoes S.A., Telefónica Móviles SAC Perú, Telefónica Móviles Perú Holding, S.A.A. and MobiPay International, S.A.  He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications.  In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development.  During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in telecommunication engineering from Escola Técnica Superior de Engenharia – ETSI in Madrid, and a post graduate degree in Business Administration from the Instituto Católico de Administração de Empresas – ICADE, also in Madrid.

         Shakhaf Wine, born on June 13, 1969, is currently an executive officer of Portugal Telecom S.G.P.S. and a member of the board of directors of Brasilcel N.V., Telesp Celular Participações S.A., Tele Centro Oeste Celular

Back to Contents

Participações S.A., Tele Sudeste Celular Participaçoes S.A., Celular CRT Participações S.A, and Folha Universo Online S.A. Mr. Wine is also the President of the Audit Committee of Brasilcel N.V. Mr. Wine was a Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch International from 1998 and 2003, Senior Associate Director of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 and 1998. Previously Mr. Wine was a foreign exchange trader and dealer to the Brazilian Central Bank at Banco Icatu S.A. He holds a degree in Economy from the Pontifícia Universidade Católica do Rio de Janeiro.

         Fernando Xavier Ferreira, born on February 13, 1949, is currently the Chief Executive Officer of the Telefónica Group in Brazil and member among others of the Board of Directors of Telefónica Móviles, Brasilcel, N.V.  Tele Sudeste Celular Participações S.A. Celular CRT Participações S.A. Tele Centro Oeste Celular Participaçoes S.A. Tele Leste Celular Participaçoes, S.A. and Telesp Celular Participações S.A.  During 1998, Mr. Ferreira served as a member of ANATEL.  From 1995 to 1998, he was General Director of Telebrás and president of the board of directors of Embratel and Telesp S.A.  Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987.  He is currently a member of the Latin-America Committee of the New York Stock Exchange and the Global Infrastructure Commission. He holds a degree in Electrical Engineering from the Catholic University of Rio de Janeiro, Brazil.

         Luis Miguel Gilpérez López, born on December 7, 1959, is the Executive Director of the International Area of Telefónia Móviles. Mr. Gilpérez also serves on the board of directors of Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Tele Sudeste Celular Participaçoes S.A., Tele Centro Oeste Celular Participaçoes S.A., Celular CRT Participaçoes, S.A., Telesp Celular Participaçoes S.A. He is also de Executive Chairman of MobiPay International, S.A. He began his career at an insurance company, where he worked for six years, in various departments.  He joined the Telefónica group in 1981, where he has worked since then.  He has particularly been involved with activities related to mobile telephony.  He was in charge of the service’s commercial activities from 1987 to 1993, when Telefónica Móviles España was created.  At Telefónica Móviles España he has held management positions in virtually all its business areas. He has a post graduate degree in Business Administration and holds a degree in Industrial Engineering.

         Ernesto Lopez Mozo, born on May 9, 1964, serves as Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A.  Mr. Lopez is a member of the board of directors of Telefónica Móviles de España, S.A., Mobipay International, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participaçoes, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. He was previously a senior manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies.  Before joining Telefónica in March 1999, Mr. Lopez worked for five years at J.P. Morgan.  He holds a degree in civil engineering from ETSICCP in Madrid and a master’s degree in Business Administration from the Wharton School.

         Ignácio Aller Malo, born on December 1, 1945,  is a member of the board of directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participaçoes S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações, S.A.  Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. by 2003 and has held several positions at Telefónica de España since 1967.

         Zeinal Abedin Mohamed Bava, born on November 18, 1965, is currently the Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TV Cabo Portugal, S.A. since March 2004, Executive Vice-Chairman of the Board of Directors of  PT Comunicações, S.A. since January 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil,

Back to Contents

S.A. since July 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Telesp Celular Participações S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Celular Participações S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Member of the Board of Directors of Celular CRT Participações S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996.  He holds a degree in Electronic and Electrical Engineering from the University of London B.S.C.

         Carlos Manuel de Lucena e Vasconcellos Cruz, born on September 9, 1957, is currently the Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003; Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Member of the Board of Directors of Tele Sudeste Celular Participações S.A. since 2003; Member of the Board of Directors of Celular CRT Participações S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice President of Trans Union España Credit Bureau S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 until 1993; President of “European Customer Service group” of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 until 1985; Economist of Finance Ministry of Portugal from 1978 until 1983. Mr. Cruz holds a degree in business from the I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa or Higher Education Institute for Labor and Corporate Sciences), Portugal, and a post graduate degree in Management from D.S.E. (the German Foundation for International Development), Germany.

         Eduardo Perestrelo Correia de Matos, born on January 6, 1949, is currently the president of Portugal Telecom Brasil S.A. and a member of the board of directors of each of PT Móveis, Serviços de Telecomunicações, S.G.P.S., S.A., Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.  From 1976 to 1987, Mr. Matos held various operational positions in the planning and control areas of CTT – Corrêios e Telecomunicações de Portugal S.A. and TLP-Telefones de Lisboa e Porto S.A.  From 1987 to 1990 he was the secretary of state for external transportation and communications in Portugal.  In addition, he served as president at Marconi S.G.P.S. Comunicações, S.A. from 1990 to 1991 and at Mobitel S.A. from 1991 to 1996.  Mr. Matos was also a member of the board of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002.  He holds a degree in Economics from the Technical University of Lisbon, Portugal.

Back to Contents

         Pedro Manuel Brandão Rodrigues, born on June 19, 1951, is currently also a member of the board of directors and of the Executive Committee of PT Móveis, S.G.P.S., S.A. and of Telecomunicações Móveis Nacionais – TMN. He was elected for the Assembly of the Republic in March 2002, and he is a member of the National Council of Education of Portugal since July 2000. Mr. Brandão was a member of the board of directors of several Portuguese corporations and, from 1993 to 2000, a member of the Executive Committee of Banco Mello and Banco Mello de Investimentos. He holds a doctoral degree in engineering from the University of Birmingham, England, a master degree in production process and management, and an engineering degree from the Instituto Superior Técnico.

Board of Executive Officers

          The board of executive officers consists of eight members, each elected by the board of directors for a term of three years.  The chief executive officer is the chairman and, in his absence or temporary inability to perform his duties, he will be replaced by the vice president for finance, planning and control.  In the case of a vacancy in any position in the board of executive officers, the respective replacement shall be appointed by the board of directors; in case of any inability, the chief executive officer shall choose a replacement for that officer among the remaining officers.  One officer may be elected for more than one position on the board of executive officers, but the members of the board of executive officers cannot be elected to the board of directors.  The board of directors may remove executive officers from office at any time:        Listed below are the current members of the Board of Executive Officers and their respective positions:

Name	Position	Date of election/reelection

Francisco José Azevedo Padinha	Chief Executive Officer	October 1, 2004
Arcadio Luís Martínez García	Executive Vice President for Finance, Planning and Control and Investors Relations Officer	February 16, 2005
Paulo Cesar Pereira Teixeira	Executive Vice President for Operations	October 1, 2004
Francisco José Azevedo Padinha(1)	Executive Vice President for Marketing and Innovation Executive Vice President for IT and Product and Service Engineering
Paulo Cesar Pereira Teixeira(2)	Executive Vice President for Technology and Networks	October 1, 2004
Guilherme Silvério Portela Santos	Executive Vice President for Customers	December 29, 2004
Paulo Cesar Pereira Teixeira(3)	Executive Vice President for Regulatory Matters and Institutional Relations	October 1, 2004

(1)
Mr. Luis Filipe Saraiva Castel-Branco de Avelar  was formally appointed for these positions but will be elected and take office as soon as he receives his permanent visa from the Brazilian authorities.  For the time being, these positions are being temporarily filled by Mr. Francisco Padinha.

(2)
Mr. Javier Rodríguez García was formally appointed for this position but will be elected and take office as soon as he receives his permanent visa from the Brazilian authorities.  For the time being, this position is being temporarily filled by Mr. Paulo Cesar Pereira Teixeira.

(3)
Mr. José Carlos de la Rosa Guardiola was formally appointed for this position but will be elected and take office as soon as he receives his permanent visa from the Brazilian authorities.  For the time being, this position is being temporarily filled by Mr. Paulo Cesar Pereira Teixeira.

          Set forth below are brief biographical descriptions of the executive officers:

          Francisco José Azevedo Padinha, born on October 22, 1946, is currently the chief executive officer of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Telesp Celular Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A., Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações S.A.,  TBS Celular Participações S.A., Ptelecom Brasil S.A. and Portelcom Participações S.A.; the chairman of the board of directors of each of PT Prime Tradecom Soluções

Back to Contents

Empresariais de Comércio Electrónico, S.A., Megamedia Soluções Multimédia, S.A., PT Prime, SGPS, S.A., the vice chairman of the board of directors of PT Ventures S.A.; a member of the board of directors of PT Comunicações S.A.; and a member of the scientific committee of Taguspark Sociedade de Promoção e Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A.  He was also the chairman of the board of directors of Prymesys – Soluções Empresariais S.A.  From 1989 until 1992, Mr. Padinha was the manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A., and from 1992 until 1994 he was the chairman of the board of directors of Telecom Portugal, S.A.  From 2000 to 2001, Mr. Padinha was the chief executive officer of PT Prime SGPS, S.A., and from 1994 until 2002, he was a member of the board of directors of Portugal Telecom.  He holds a telecommunications and electronic engineering degree from the Technical University of Lisbon, Portugal, a degree in corporate upper management from AESE/University of Navarra, Spain, and a master’s degree in Innovation and Technology Management from the Sloan School of Management/MIT, United States.

         Arcadio Luís Martínez Gacía, born on April 5, 1957, is currently the executive vice president for Finance, Planning and Control and Investors Relations Officer of Tele Sudeste Celular Participações S.A., Tele Leste Celular participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A.  From 2001 until 2003 Mr. Martinez was a Controller of European Operations at Telefonica Moviles S.A. in Madrid.  From 1999 to 2001 he worked as European Controller for SBC Communications, based in Brussels, Belgium and from 1993 to 1999 he served in different positions in the financial organization of Ameritech International, based in Chicago, USA and Brussels, Belgium. He holds a degree in Economics from Universidad de Santiago de Compostela (Spain) and a Masters of Business Administration from the University of Chicago, USA.

         Guilherme Silvério Portela Santos, born on February 3, 1966, is currently the executive vice president for customers of each of Tele Sudeste Celular Participações S.A., Tele Leste Cvelular Participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A.; and an executive manager at PT Móveis, SGPS, S.A.  From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and an officer for special projects at Parque Expo’98, S.A.  He was also a coordination officer at Companhia de Seguros Tranquilidade.  Mr. Santos holds a Civil Engineering degree from the Higher Education Technical Institute, Portugal, and a master’s degree from INSEAD, France.

         Paulo Cesar Pereira Teixeira, born on June 18, 1957 , is currently the executive vice president for operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A.; and director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações S.A.,  TBS Celular Participações S.A., Ptelecom Brasil S.A. and Portelcom Participações S.A.  From 1980 until 1987, Mr. Teixeira performed several different managerial duties in Companhia Riograndense de Telecomunicações S.A.-CRT and was also a member of the board of directors (1985-86).  In 1987 and 1988, he served at several different positions in Telebrás or in the companies of the Telebrás Group.  Mr. Teixeira holds an Electrical Engineering degree from the Catholic University of Pelotas, Brazil.

Board of Auditors (Conselho Fiscal)

          We have a permanent Board of Auditors with three members.  They are elected annually at the annual general shareholders’ meeting.

Back to Contents

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

          Listed below are the current members of the Board of Auditors and their respective positions:

Name	Position	Date of election

João José Caiafa Torres(1)	Member	March 31, 2005
Norair Ferreira do Carmo(2)	Member	March 31, 2005
Evandro Luís Pippi Kruel(2)	Member	March 31, 2005
Reinaldo Batista Ribeiro(1)	Alternate	March 31, 2005
Wolney Querino Schuler Carvalho(2)	Alternate	March 31, 2005
Fabiana Faé Vicente Rodrigues(2)	Alternate	March 31, 2005

(1)	Appointed by our preferred shareholders.

(2)	Appointed by our controlling shareholder.

B.	Compensation

          During 2004, the total amount of compensation paid by Tele Centro Oeste Celular Participações, Norte Brasil Telecom its subsidiaries to members of the Board of Directors, executive officers and members of the Board of Auditors was approximately R$2.612 million, including bonuses and profit-sharing plans.  This amount includes performance remuneration and profit-sharing arrangements applicable to all employees.

          During 2004, the total amount of expenses made by our company to provide private pension for our directors was approximately R$225 thousand.

C.	Board Practices

          For more detailed information, see “Directors and Senior Management,” “Board of Executive Officers” and “Board of Auditors” above.

          There are no service contracts between us or our subsidiaries and any of our directors providing for benefits upon termination of employment.

D.	Employees

          At December 31, 2004, we had 1,357 full-time employees and 101 temporary employees.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	At December 31,

	2004	2003

Total number of employees (including trainees)	1,357	1,510
Number by category of activity:
Technical and operations area	308	367
Sales and marketing	646	694
Finance and administrative support	245	231
Customer service	158	218

Back to Contents

          Approximately 42% of our company’s personnel is affiliated with labor unions.  The relationships with these unions are considered good. The process of negotiation of the collective-bargaining agreement for the years 2003 and 2004, as in previous years, was conducted in a professional manner, which made it easier to gain approval for the collective-bargaining agreement from the employees.

         Training and development actions implemented by TCO in the year 2004, directed mainly to technical and management empowerment of the workforce employed in the Business, Engineering and Information Technology areas, together represent investments approaching R$1.25 million.  The registered amount of per capita training hours in 2004 was 27.17 hours.

         By means of our A Band and B Band subsidiaries, we currently sponsor two types of private pension plans: a defined benefit plan (PBSA-TCO) and an hybrid plan, which offers a defined benefit plan, for unexpected situations, and defined contribution for anticipated situations. Expenses related to the sponsorship of private pension plans for employees and management in 2004 totaled R$3,878 million.

E.	Share Ownership

          As of December 31, 2004, each of the members of the board of directors and the board of executive officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

          Of our two classes of capital stock outstanding, only the common shares have full voting rights.  None of the principal shareholders have voting rights that differ from those of the other holders of the common shares and preferred shares.  The preferred shares have voting rights under limited circumstances.  See “Item 10. Additional Information—Memorandum and Articles of Association.”

          On April 25, 2003, TCP acquired 64.03% of the voting capital stock of TCO for approximately R$1,505 million, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. TCP acquired additional shares of voting capital stock in a public tender offer. As of December 31, 2004, TCP owned 90.22% of the common shares excluding treasury shares. Accordingly, TCP does not have different voting rights, but, as a result of owning more than 50% of our common shares, it can control the election of TCO’s Board of Directors and the direction and future operations of our company.

          The following table sets forth information concerning the ownership of common shares by TCP and by TCO’s officers and directors as a group as of December 31, 2004.

Name of owner	Number of common shares owned	Percentage of outstanding common shares

Telesp Celular Participações S.A	111,583,149,852	86.19
All directors and executives officers as a group	37,722	0.00

          Any significant change in the percentage ownership held by any major shareholders during the past three  years is disclosed in “Item 4.A. Our History and Development.”

          We are not aware of any other shareholder owning more than 5.0% of the common shares.

          At December 31, 2004, there were approximately 193 record holders of ADSs in the United States. The ADSs represent approximately 32.45% of our preferred shares. Brasilcel does not hold ADSs of TCO.

Back to Contents

B.	Related Party Transactions

          The main transactions with unconsolidated related parties are as follows:

          Related Parties – New Controlling Shareholder

          In April 2003, BID S.A. sold its equity interest  in TCO to TCP. The principal transactions with unconsolidated related parties of the new controlling shareholder are as follows:

•
Use of network and long distance (roaming) cellular communications:  These transactions involve companies owned by the same group.  Part of these transactions were established based on contracts between Telebrás and the operating concessionaires before privatization and part are interconnection agreements. The terms of these transactions are regulated by Anatel.  As of July 2003, users began to choose their long-distance carrier and the company established agreements that provide to long distance operators (including Telecomunicações de São Paulo S.A.) co-billing services;

•	Corporate services provided by or to other companies under common control are transferred to the company at the cost actually incurred for these services; and

•	Call center services provided by Dedic (Mobitel S.A.) and Atento to users of TCO and its subsidiaries’ telecommunications services.

          Related Parties – Former Controlling Shareholder

          Our majority shareholder in 2002 was BID S.A., which was controlled by Fixcel S.A., which in turn was under common control of Banco Credibel, SPL Construtora e Pavimentadora and CSM Cartões S.A. (Splice Group). Prior to 2002, BID S.A. was controlled by Splice do Brasil S.A.  According to a contract entered into between Splice do Brasil S.A. and the subsidiaries of Tele Centro Oeste Celular Participações S.A., technical assistance services were payable to Splice do Brasil S.A. corresponding to 1% of the net operating income. For the year ended December 31, 2002 the amount of R$12,532 thousand was charged to general and administrative expenses.  In January 2002, the TCO made an advance payment of R$34,259 thousand to BID S.A. corresponding to the present value of the tax benefit on the merged premium. The amount was increased by R$5,967 thousand based on market rates at December 31, 2002.

          We have engaged in a number of transactions with related parties. See note 32 to our consolidated financial statements.

C.	Interests of Experts and Counsel

          Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

          See “Item 3.  Key Information—Selected Financial Data” and “Item 18.  Financial Statements.”

Legal Matters

          We are party to several administrative and legal proceedings that, if decided adversely to us, could have a material adverse effect on our business, financial condition and results of operations.  We record provisions in our financial statements equivalent to the full amount of the estimated losses associated with those claims where the likelihood of an unfavorable outcome is deemed probable by our outside counsel.  However, we do not record provisions in those instances where the likelihood of an unfavorable outcome is deemed possible or remote by our outside counsel.  Below is a summary of our material pending administrative and legal proceedings:

Back to Contents

     Civil

         Breakup of Telebrás

         Telebrás, our legal predecessor, is a defendant in a number of administrative and legal proceedings and is subject to various claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or one of the other companies incorporated as a result of the breakup of Telebrás.  In addition, the legality of the breakup of Telebrás has been challenged in numerous legal proceedings, some of which have not been dismissed and are still pending.  We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to these claims is remote.

         Tax Credits

         Tele Centro Oeste Participações and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders.  A claim was filed against Tele Centro Oeste Participações and the other new holding companies seeking relief in the form of the annulment of the administrative acts that recognized these offsets.  Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.  We would be required to pay all the taxes that were offset against goodwill.  We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

         Ownership of Caller ID

         Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including including Tele Centro Oeste, Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A.  The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency – INPI, on September 30, 1997.  Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system.  However, Lune’s right to use patent number 9202624-9 was suspended by a federal judge in the State of São Paulo in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A. Telesp Celular S.A. and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts.  We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible.  We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

         Validity of Prepaid Plan Minutes

         Telegoiás, NBT and Teleron, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the federal public prosecutor’s office and a consumer protection association challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline.  Conflicting decisions have been issued by the federal court reviewing this matter.  Although we believe that our criteria for imposing the deadline are in compliance with Anatel’s rules, we believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

         Litigation Relating to the Charging of Subscription

         Telegoiás, together with other mobile telecommunications operators, are defendants in a class-action suit brought by Procon-Goiás, which challenged the charging, by these operators, of the monthly subscription tariff, alleging that there is no legal prevision of such charge. According to the plaintiff, the charging of monthly subscription tariffs also violate Brazilian Consumer Law.

Back to Contents

         Based on the opinion of our counsel, we believe that the possibility of an unfavorable decision in this lawsuit is remote, once that the charging of monthly subscription tariffs is expressly allowed by Brazilian telecommunications regulations.

         Litigation Relating to Telebrás Loans

         Tele Centro Oeste filed a lawsuit against Tele Centro Sul (one of the holding companies arising from the breakup of Telebrás), Telebrás itself and KPMG, the auditors for the breakup of Telebrás, regarding the distribution of debts and credits of former Telebrás’ loans, after its breakup.

         In response to the lawsuit filed against it, Tele Centro Sul filed two counter-lawsuits in October 1999 against Telebrasília and Telegoiás seeking payment of the Telebrás loans in the amount of R$41.3 million from Telebrasília and R$24.2 million from Telegoiás.

         The first lawsuit, filed by Tele Centro Oeste against Tele Centro Sul, Telebrás and KPMG was dismissed.  In the other two lawsuits, filed by Tele Centro Sul against Telebrasília and Telegoiás, the court ruled partially in favor of Tele Centro Sul.  In the Court of Appeals of the Federal District, TCO’s, Telebrasília’s and Telegoiás’ appeal was denied.  Tele Centro Sul’s appeal was granted.

         Although another appeal was filed in the Court of Special Appeals, a final decision unfavorable to TCO with respect to the necessity of payment by Telebrasília and Telegoiás to Tele Centro Sul, is probable, but on the specific point regarding indexation of the debts according to exchange variation, a decision unfavorable to TCO is only possible, since there is a good possibility that exchange variation will be excluded as a criteria of indexation of the outstanding balances.

     Tax-Related

         Application of ICMS

         In June 1998, the Conselho Nacional de Política Fazendária, or CONFAZ, decided to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application of the tax to such activation fees retroactive for the five years preceding June 30, 1998.  This claim impacts Tele Centro Oeste Celular Participações, Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A.  We believe the application of the ICMS tax to non basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services.  In addition, we do not believe new taxes may be applied retroactively.  We believe based on the opinion of outside counsel (including certain judicial precedents) that the likelihood of an unfavorable outcome with respect to this claim is remote.  Moreover, we believe that the predecessor companies would be liable to our subsidiaries for any tax liability arising from the retroactive application.

         Application of COFINS and PIS

         On November 27, 1998, the method for calculating the amount of contribution required under PIS and COFINS was modified by Law No. 9,718, which increased the COFINS contribution rate from 2% to 3% and permitted the deduction of up to 1/3 of the amount due under COFINS from the amount due under CSLL.  Since our subsidiaries had a negative tax calculation basis, they could not benefit from this deduction.  In addition, Law No. 9,718 effectively increased the amounts of COFINS and PIS due from our subsidiaries by including financial revenues in the calculation methodology.  This claim impacts Tele Centro Oeste Celular Participações.

         We believe that this increase is unconstitutional because:  (1) Article 195 of the Brazilian Constitution, which was effective when Law No. 9,718 was enacted, provided that the PIS contribution could only be levied on compensation of employees, revenues and profits; (2) in order to increase the COFINS and PIS contributions, it would be necessary to enact a law requiring a greater quorum than the one required to approve Law No. 9,718; and (3) the law was made effective before the expiration of the required 90-day waiting period.

Back to Contents

         We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.  However, we do not believe an unfavorable outcome would have a material adverse effect on our financial condition and results of operations.

         Passing on of the COFINS and PIS to Customers

         Several telecommunications carriers, including us, are defendants in a lawsuit brought by the federal public prosecutor’s office challenging our policy of passing the COFINS and PIS expenses on to our customers by incorporating them into our charges.  This claim impacts Tele Centro Oeste Celular Participações, Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A.  We are challenging the lawsuit on the grounds that COFINS and PIS are cost components of the services provided to our customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry.  We believe based on the opinion of our outside counsel that the likelihood of an unfavorable outcome with respect to this claim is remote.

         CIDE

         We and our subsidiaries filed lawsuits challenging the application of CIDE – Contribução de Intervenção no Domínio Econômico on the remittances of payments owed to suppliers headquartered outside Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002.  We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

     Other Litigation

         We are also party to certain legal proceedings arising in the normal course of business.  We believe that our provisions are sufficient to cover our estimated losses owing to adverse legal decisions.  We believe that adverse decisions arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy and Dividends

         We pay our shareholders both dividends and interest on shareholders’ equity, which is a form of distribution that is tax-deductible in Brazil.  The following table summarizes our history of payments of dividends and interest on shareholders’ equity for the years 2004, 2003 and 2002.  The table sets forth amounts in reais per thousand common shares and preferred shares and amounts in U.S. dollars per ADS translated into U.S. dollars at the prevailing selling rate for Brazilian currency into U.S. dollars in the commercial rate exchange market on each of the respective dates of such payments.

	Dividends plus interest on shareholders’ equity Year ended December 31,

	2004		2003		2002

	(R$ per thousand)	(U.S.$ per ADS)	(R$ per thousand)	(U.S.$ per ADS)	(R$ per thousand)	(U.S.$ per ADS)

Common	0.317172	—	0.212425	—	0.204234	—
Preferred	0.317172	(1)	0.212425	0.2199	0.204234	0.154778

(1)	Dividend to be paid not later than December 22, 2005. U.S. dollar equivalent to be determine based on the applicable exchange rate on the payment date.

          Under our by-laws, we are required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of adjusted net income on such date as mandatory dividend.  Preferred shares are entitled to receive the higher of (i) 6% of the amount obtained by dividing the amount of subscribed capital by the number of our shares and (ii) 3% of the amount of shareholders’ equity on a per share basis.  The annual dividend distributed to our holders of our preferred shares has priority in the allocation of adjusted net income.

Back to Contents

          Under Brazilian Corporate Law, a company is permitted to suspend the payment of the mandatory dividend in respect of its common and preferred shares if:

•	its board of directors, independent auditors and board of auditors report to the shareholders’ meeting that the distribution would be incompatible with the financial conditions of that company; and

•	the shareholders ratify this conclusion at the shareholders’ meeting. In this case,

• the board of executive officers would forward to the CVM, within five days of the shareholders’ meeting, an explanation for the suspension of the payment of the mandatory dividends; and

•
the amounts which were not distributed are to be recorded as a special reserve, and, if not absorbed by losses in subsequent fiscal years, they must be distributed as dividends as soon as the financial condition of that company permits.  Dividends may be distributed by us out of our retained earnings or accumulated profits in any given fiscal year.

          Under our by-laws, we may pay dividends out of retained earnings or accumulated profits in any given fiscal year.  For the purposes of Brazilian Corporate Law, accumulated profits are defined as net income after the provision of income tax and social contribution for the relevant fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, income bonds, employees’ and management’s participation in a company’s profits.  Retained earnings are defined as the amount of our net income in prior years that was not paid out as dividends in the year in which it was earned,  but rather was retained in accordance with a proposal of the board of directors duly approved by a shareholders’ meeting.

          At each annual shareholders’ meeting, the board of directors is required to determine how net profits for the preceding fiscal year are to be allocated.  Under Brazilian Corporate Law, we are required to maintain a statutory reserve, to which we must allocate 5% of our net profits for each fiscal year until the amount of such reserve equals 20% of our paid-in capital.  Losses, if any, may be charged against the statutory reserve.

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

•
second, if the amount of unrealized revenue exceeds the sum of (i) the statutory reserve and (ii) retained earnings, such excess may be allocated to the unrealized profit reserve at the direction of the board of directors.

          Allocations may not hinder the payment of mandatory dividends.  Unrealized revenue reserve is defined under Brazilian Corporate Law as the sum of:

•	the share of equity earnings of affiliated companies, which is not paid as cash dividends; and

•	profits as a result of income from operations after the end of the next succeeding fiscal year.

          The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law, which differs from other financial statements such as our consolidated financial statements included in this annual report.

Back to Contents

     Priority and Amount of Preferred Dividends

          Our by-laws provide for a minimum noncumulative dividend of (i) 6% of the amount obtained by dividing the amount of subscribed capital by the number of our shares and (ii) 3% of the amount obtained by dividing shareholders’ equity by the number of our outstanding shares.  As a result of such provision, holders of our preferred shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of our common shares receiving any distribution of cash dividends in such year.  In addition, distributions of cash dividends in any year are made:

•	first, to the holders of preferred shares up to the amount of the dividend that must be paid to the holders of preferred shares for such year;

•	then, to the holders of common shares until the amount distributed in respect of each common share is equal to the preferred dividend; and

•	thereafter, distributed equally among holders of preferred and common shares.

     Payment of Dividends

          We are required by Brazilian Corporate Law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by a decision of our shareholders on the recommendation of our board of directors.  The payment of annual dividends in any given year is based on the financial statements prepared for the preceding fiscal year ending December 31.  Under Brazilian Corporate Law, dividends are required to be paid within 60 days of the annual shareholders’ meeting, or on the date determined at a shareholders’ meeting, but in any case prior to the end of the fiscal year in which such dividend was declared.  A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which time unclaimed dividends revert back to us. Because our shares are issued in book-entry form, dividends will be credited to the depositary, which is responsible for the delivery of the dividends to their respective holders.  We are not required to adjust the amount of paid-in capital for inflation.  Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

          Our preferred shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, which is the registered owner of our shares.

          Payments of cash dividends and distributions, if any, will be made in reais to the Custodian on behalf of The Bank of New York, as depositary, which will then convert those proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADRs.  In the event that the Custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted.  Dividends in respect of our preferred shares paid to resident and non resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

B.	Significant Changes

Reverse Stock Split

          On March 31, 2005, TCO approved a reverse split of the 386,664,974,968 registered book-entry shares of capital stock of TCO, with no par value, of which 129,458,666,783 are common shares and 257,206,308,185  are preferred shares.  The reverse split will occur at the ratio of three thousand (3,000) shares to one (1) share of the respective class, after which there will be 128,888,325 registered book-entry shares, with no par value, of which 43,152,889 will be common shares and 85,735,436 will be preferred shares.

          The reasons for the reverse stock split  are: (i) to adjust the per share value of the shares to a more adequate level from a stock market perspective, since the trading of the shares in reais per share gives greater transparency as compared with the quotation per lot of one thousand (1,000) shares; (ii) to unify the basis for trading the shares in the national and international markets, since the shares were quoted in lots of one thousand (1,000) shares in the national market – the São Paulo Stock Exchange (“BOVESPA”), and in lots of three thousand (3,000) shares for each American Depositary Receipt (“ADR”) on the New York Stock Exchange  (“NYSE”); (iii) to reduce operational expenses and to increase the efficiency of the system for registering information regarding the shareholders of TCO; and (iv) to reduce the possibilities of informational errors, improving services to the shareholders of TCO.

Back to Contents

          There will be no reverse split of ADRs. Only the ratio of shares to each ADR will be changed from the current ratio of three thousand (3,000) preferred shares per ADR to one (1) preferred share per ADR. Thus, there will be no fractional ADRs resulting from the reverse split.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

          Brazilian private equity and debt are principally traded on BOVESPA, which is the trading market for our common and preferred shares.  Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998.  In the United States, the preferred shares trade in the form of ADSs each representing 3,000 preferred shares, issued by The Bank of New York, as Depositary pursuant to a Deposit Agreement among TCO, the Depositary and the registered holders and beneficial owners from time to time of ADRs.  The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TRO.  At December 2004, there were approximately 193 record holders of ADSs in the United States. The Total ADS Holders represent approximately 32.45% of our preferred shares. Brasilcel does not hold ADSs of TCO.

          The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

Back to Contents

	New York Stock Exchange U.S.$ per ADS		São Paulo Stock Exchange R$ per 1,000 preferred shares

	High	Low	High	Low

Year ended

December 31, 2000	15.87	5.00	8.28	3.02
December 31, 2001	13.62	4.28	8.49	3.08
December 31, 2002	7.45	2.20	5.33	2.29
December 31, 2003	10.55	3.28	10.47	3.90
December 31, 2004	12.49	7.09	11.92	8.00

Year ended December 31, 2003

First quarter	5.01	3.28	5.73	3.90
Second quarter	6.17	4.90	5.90	5.19
Third quarter	7.86	4.74	7.67	4.90
Fourth quarter	10.55	7.55	10.47	7.33

Year ended December 31, 2004

First quarter	12.49	8.89	11.92	8.51
Second quarter	12.35	7.09	11.77	7.24
Third quarter	10.37	8.00	9.99	8.00
Fourth quarter	11.07	8.45	10.45	8.01

Quarter ended

March 31, 2005	11.71	9.20	10.37	8.40

Month ended

October 31, 2004	11.07	8.45	10.45	8.01
November 30, 2004	10.14	8.95	9.30	8.40
December 31, 2004	10.22	9.20	9.43	8.33
January 31, 2005	9.90	8.53	8.79	7.51
February 28, 2005	11.97	9.75	10.17	8.44
March 31, 2005	11.71	9.20	10.37	8.40

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

          TCO held a general extraordinary shareholders’ meeting on April 26, 2002, in which it approved the merger of Telebrasília into TCO and the consequent transfer of the concession to explore cellular mobile services previously held by Telebrasília.

B.	Plan of Distribution

          Not applicable.

C.	Markets

Trading on the BOVESPA

          In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges.  Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

Back to Contents

          When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation.  The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.  Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia S.A., or CBLC.

         The BOVESPA is a nonprofit entity owned by its member brokerage firms.  Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers.  The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours.  Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional).  This system is a computerized system that links electronically with the seven smaller regional exchanges.  The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the “after market.”  Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

         In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

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

         The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.  As of December 31, 2004, the aggregate market capitalization of the 358 companies listed on the BOVESPA was equivalent to approximately R$904.9 billion (U.S.$340.9 billion) and the 10 largest companies listed on the BOVESPA represented approximately 48.8% of the total market capitalization of all listed companies.  By comparison, as of December 31, 2004, the aggregate market capitalization of the 2,768 companies listed on the NYSE was approximately U.S.$19.8 trillion and the 10 largest companies listed on the NYSE represented approximately 18.0% of the total market capitalization of all listed companies.  Although all of the outstanding shares of an exchange-listed company may trade on the BOVESPA, in most cases only the preferred shares or fewer than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder, that rarely trade their shares.  For this reason, data showing the total market capitalization of BOVESPA tend to overstate the liquidity of the Brazilian equity securities market.  See “Risk Factors—Risks Relating to Our Preferred Shares and Our ADSs—The relative volatility and illiquidity of the Brazilian securities markets may adversely effect holders of ADSs.”

         The Brazilian equity market is relatively small and illiquid compared to major world markets.  In 2004, the combined daily trading volumes on BOVESPA averaged approximately U.S.$ 419.7 million.  In 2004, the 10 most actively traded shares represented approximately 45.3% of the total trading in the cash market on BOVESPA.  Trading on BOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Back to Contents

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

         Law No. 10,303 of December 31, 2001 amended Brazilian Corporate Law and the Brazilian securities law.  Consequently, some major modifications resulted for the businesses of the publicly traded companies. Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority and autonomy altered and expanded.  The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Banco Central, for example, the regulation and organization of the futures and commodities markets.  Other modifications include changes in the proportion of common and preferred shares (these changes apply solely to companies incorporated after the enactment of the new law), new rules for the issuance of debentures and the exercise of the right of withdrawal, enhanced duties and powers for the members of the Board of Auditors and the Board of Directors, and the ability of publicly traded companies to make publications available over the Internet.  Also provided is the pooling agreement, the so called block voting by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings.  The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

         The period established for companies to adapt their by-laws is one year from the publication of the law on November 1, 2001.  Our shareholders held a general shareholders’ meeting on December 20, 2002, and approved the necessary modifications to our by laws.

         Under Brazilian Corporate Law, a company is either public, a companhia aberta, such as our company, or private, a companhia fechada.  All public companies are registered with the CVM and are subject to reporting requirements.  A company registered with the CVM may have its securities traded either on BOVESPA or on the Brazilian over-the-counter market.  The shares of a public company may also be traded privately, subject to certain limitations.  In order to be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange.  Once the stock exchange lists a company and the CVM accepts its registration as a public company, its securities may start to be traded.

         Trading of securities on BOVESPA may be suspended at the request of a company in anticipation of a material announcement.  Trading may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, because of a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BOVESPA.

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

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

         The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

         Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders meeting.  All our directors are appointed by our controlling shareholders.

         Neither our board of directors nor our management test the independence of the directors before such elections are made.  However, both Brazilian Corporate Law and the CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors.  Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Back to Contents

Executive Sessions

         According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected into executive positions. The remaining non management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management.  Notwithstanding, none of our executive officers are members of our board of directors.

Committees

         We are not required under applicable Brazilian Corporate Law to have, and accordingly we do not have, a Nominating Committee, Corporate Governance Committee and Compensation Committee. Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders’ meeting.  Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

         Brazilian Corporate Law requires us to have a board of auditors (Conselho Fiscal), which is composed of three to five members elected at the general shareholders meeting.  The board of auditors operates independently from our management and from our external auditors.  Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders.  We have a board of auditors that consists of three members and three alternates and which meets once a quarter.  In April 2003, the SEC stated that the listing of securities of foreign private issuers may be exempt from the audit committee requirements if the issuer meets certain requirements.

         We also have an audit committee, whose members do not follow the independence requirements of Rule 10A-3(c)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are not applicable to us until July 31, 2005 according to Rule 10A-3(a)(5)(A) of the Exchange Act.  See “Item 16.D. – Exemptions from the Listing Standards for Audit Committees”.

         Under Brazilian Corporate Law, an audit committee member may simultaneously serve on the audit committees of more than three public companies. In addition, our company does not impose limitations in this regard and our board is not required to affirmatively determine and disclose that the director’s ability to effectively serve is not impaired. We are aware that the members of our audit committee also serve on the audit committees of all of the other companies that have been operating under the brand name “Vivo”: Telesp Celular Participações, Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações and Celular CRT Participações S.A.

Policy for Disclosure and Disclosure Committee

         The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of TCO in compliance with Article 16 of CVM Instruction No. 358, dated June 12, 2002.

         The ultimate responsibility for the disclosure of relevant information, acts or facts is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two being responsible for authorizing information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions of the Relevant Act or Fact Policy and CVM Instructions 358/02 and 369/02.

         Disclosures are reviewed by the Disclosure Committee in support of the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information and relevant Acts and Facts of the Company, and for ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

Back to Contents

         The Disclosure Committee reports directly to the CEO and to the CFO and is composed of one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers and Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsel and other independent consultants), in order to provide adequate support for the disclosure process.

Shareholder Approval of Equity Compensation Plans

         Our shareholders do not have the opportunity to vote on all equity compensation plans.  However, any issuance of new shares that exceeds the authorized capital is subject to shareholder confirmation.

Corporate Governance Guidelines

         We have not adopted any corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian law.  We believe that the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE.  We have adopted and observe (i) the Policy of Disclosure of Material Acts or Facts, which deals with the public disclosure of all relevant information as per CVM’s guidelines; and (ii) the Policy of Negotiation of Equities, which requires management to inform all transactions relating to our securities

Code of Business Conduct and Ethics

         Although the adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented in June 2003 our Code of Ethics regulating the conduct of our senior financial officers.  See “Item 16.B. – Code of Ethics.” We do not have a code of business conduct and ethics applicable to all our directors and employees.

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

Register

          Our amended and restated by-laws were registered with the Public Registry of Brazil’s Federal District, No. 20030226171 on May 23, 2003, under company number (NIRE) 53.30000.580-0. Article 5 of our by-laws will be amended as a result of the capital increase determined by the shareholders’ meeting of Tele Centro Oeste at its June 30, 2004 meeting, which was registered with JUCDF under n. 20040450325.

Back to Contents

Objectives and Purposes

          We are a publicly traded company duly registered with the Brazilian securities commission. Our by-laws provide that our corporate purpose is to:

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

•	import and export goods and services for our operations and the operations of our subsidiaries and affiliated companies;

•	participate in the equity capital of other companies;

•	execute other activities connected or related to our object;

•	perform telecommunication services and related activities;

•	trade capacity of foreign satellites in Brazil and exploit Brazilian satellite for transmission of telecommunication signals;

•	perform value-added services; and

•
provide telecommunication capacity, connections and services to companies having authorization, permissions or concessions to provide telecommunication services and to companies which provide value-added services.

Directors

          Below is a description of some of the provisions of our by-laws concerning the members of our board of directors:

•
the board of directors has the power to approve investments and acquisition of assets, assume any obligation and execute contracts not included in the budget for an amount exceeding R$300 million, the public issuance of promissory notes, and the acquisition of our shares for cancellation or deposit with a custodian; and

•	the board of directors has the power to apportion the global remuneration set forth by the shareholders’ meeting between the directors and the executive officers.

          Pursuant to Brazilian Corporate Law and our by-laws, each member of the board of directors must have at least one share of our capital stock to be elected as a director.  There are no provisions in our by-laws with respect to:

•	age limits for retirement of directors; and

•	antitakeover mechanisms or other procedures designed to delay, defer or prevent changes in our control.

Back to Contents

          Although there are no provisions in our by-laws with respect to the following, they are regulated by Brazilian Corporate Law and CVM regulations:

•	a director’s power to vote on proposals in which the director is materially interested;

•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;

•	required shareholding for director qualification; and

•	disclosure of share ownership.

Rights Attaching to Shares

     Dividend Rights

          See “Item 8.A.  Consolidated Statements and Other Financial Information—Dividend Policy and Dividends,” and “—Payment of Dividends.”

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

          Brazilian Corporate Law provides that certain nonvoting shares, such as our preferred shares, acquire voting rights in the event we fail for three consecutive fiscal years to pay the mandatory minimum dividend to which such shares are entitled, until such payment is made.

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

          Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares.  Such a meeting would be called by publication of a notice in the state official gazette and two other Brazilian newspapers, as determined by the shareholders, at least thirty days prior to the meeting, but would not generally require any other form of notice.

          In any circumstances in which holders of our preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

Back to Contents

     Meeting of Shareholders

         According to Brazilian law, shareholders must be previously convoked in order for a general or extraordinary shareholders’ meeting to be installed.  The convocation must be published in the state official gazette and two other newspapers, as determined by the shareholders, at least 15 days prior to the meeting’s scheduled date.  If the first meeting is not installed for some reason, the second convocation must be published at least eight days before the second meeting date.

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

•	change the preference of our preferred shares, any right they carry, their amortization or redemption rights, or to create a class of shares having priority or preference over our preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purposes;

•	transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian Corporate Law;

Back to Contents

•	participate in a group of companies, if certain liquidity standards are not met according to Brazilian Corporate Law as amended by Law No. 10,303/01;

•	merge or consolidate us with another company, if certain liquidity standards are not met according to Brazilian Corporate Law as amended by Law No. 10,303/01; and

•
cisão, or split-up, Telesp Celular Participações S.A., according to the Brazilian corporate law, as amended by Law No. 10,303/01, in any of the following situations:  (i) reduction of minimum dividends; (ii) participation in a group of companies; or (iii) change of our corporate purposes, except in case the company receiving our assets has a corporate purpose substantially identical to ours.

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

     Form and Transfer

          Our shares are maintained in book-entry form with a transfer agent, Banco ABN-AMRO Real S.A., and the transfer of our shares is made in accordance with the applicable provision of Brazilian Corporate Law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser against presentation of a written order of the seller or judicial authorization or order in an appropriate document which remains in the possession of the transfer agent.  Our preferred shares underlying our ADSs are registered on the records of BOVESPA in the name of the Bank of New York, as depositary of the ADSs.

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

         BOVESPA operates a central clearing system.  A holder of our shares may choose, at its discretion, to participate in this system.  All shares elected to be put into the system will be deposited in custody with the relevant stock exchange through a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange.  The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders.  Each participating shareholder will in turn be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated the same way as registered shareholders.

Regulation of Foreign Investment and Exchange Controls

         There are no restrictions on ownership of our preferred shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM.

         Foreign investors may register their investment in our shares under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689 of January 26, 2000. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

Back to Contents

         Under Resolution No. 2,689, non-Brazilian investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

         Under Resolution No. 2,689, a non-Brazilian investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investment;

•	register as a non-Brazilian investor with the CVM; and

•	register its foreign investment with the Central Bank.

          Additionally, the investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (“Receita Federal”) pursuant to the latter’s Regulatory Instruction 200. This registration process is undertaken by the investor’s legal representative in Brazil.

         Securities and other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10.E.  Taxation—Brazilian tax considerations” for more information.

         Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Accordingly, the proceeds from the sale of ADSs by holders of American Depositary Receipts outside Brazil are free of Brazilian foreign investment controls and holders of ADSs who are not resident in a tax haven jurisdiction will be entitled to favorable tax treatment.

         The right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to, granting the required government approval for conversions of Brazilian currency payments and remittances abroad could adversely affect holders of ADSs.

         We have obtained a certificate of registration in the name of The Bank of New York, the depositary. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for preferred shares, such holder may continue to rely on the depositary’s certificate of capital registration for only five business days after such exchange. After that, such holder must seek to register its investment directly with the Central Bank. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares. Such holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

Back to Contents

         Before March 14, 2005, there were two principal foreign exchange markets in Brazil, in which notes were freely negotiated but could be strongly influenced by Central Bank intervention:

•
the commercial rate exchange market dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and

•	the floating rate exchange market that was generally used for transactions not conducted through the commercial foreign exchange market.

          On March 4, 2005, the National Monetary Council enacted Resolution No. 3,265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved, provided, however, the legality of the transaction.

          Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restriction on the remittance of foreign currency abroad and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying preferred shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

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

Back to Contents

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

         On February 3, 2003, NBT entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the states of Amazonas, Roraima, Amapá, Pará and Maranhão.  The authorization replaces the concession agreement entered into with Anatel on November 27, 1998, and authorizes NBT to provide SMP services until November 29, 2013.  It may be renewed for an additional term of fifteen years upon payment of 2% of NBT’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period.  In consideration for the authorization, NBT was required to pay R$9.0 thousand.  The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

D.	Exchange Controls

          There are no restrictions on ownership of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

         The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the investments have been registered with the Central Bank and the CVM.  Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad.  Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADS and to remit the proceeds abroad.

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

Back to Contents

         Under Resolution No. 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges.  Registration is available to qualified foreign investors, which principally include foreign financial institutions, legal entities and individuals.  Resolution No. 2,689 also extends favorable tax treatment to registered investors.  See “Item 10—Taxation—Brazilian Tax Considerations.”

         Pursuant to the Resolution No. 2,689 foreign investors must:  (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment, (ii) complete the appropriate foreign investor registration form, (iii) obtain registration as a foreign investor with CVM and (iv) register the foreign investment with the Central Bank.

         The securities and other financial assets held by a foreign investor pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM.  In addition, the trading of securities is restricted to transactions carried out on the stock exchanges or over-the-counter markets licensed by the CVM.

Registered Capital

         Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank.  This registration which must be done before the first investment on Brazilian stock exchanges (the amount so registered is referred to as registered capital) allows the remittance to and outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares.  The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars).  The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or, (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal.  The U.S. dollar equivalent will be determined on the basis of the average market rates quoted by the Central Bank on these dates.

         A non Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad.  This delay may adversely affect the amount in U.S. dollars, received by the non Brazilian holder.

         A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary.  Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank.  Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution No. 2,689 or obtains its own certificate of registration.  A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs.  See “Item 10—Taxation—Brazilian Tax Considerations.”

         If the holder does not qualify under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs.  Regardless of qualification under Resolution No. 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors.  See “Item 10—Taxation—Brazilian Tax Considerations.”

Back to Contents

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

          The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain holders.  This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations.  You should consult your own tax advisers as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

          Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Considerations

          The following discussion mainly summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “U.S. holder”).  This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax adviser about the Brazilian tax consequences of investing in preferred shares or ADSs.

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

     Distributions of Interest on Capital

         Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions.  The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (11% per annum for the three month period beginning January 2003.  The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made.  Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

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

Back to Contents

         Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws (estatutos) and Brazilian Corporate Law.  Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Taxation of Gains

         Gains realized outside Brazil by a U.S. holder or a non-Brazilian holder on the disposition of property located in Brazil, including preferred shares, to another U.S. holder or non-Brazilian holder are subject to Brazilian tax, as of February 2004.  In this case, gains would be subject to a 15% withholding tax rate, except if the beneficiary is located in a low-tax jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%.

         Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian or U.S. holders.  Insofar as the regulatory norm referred to in Article 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be.

         Gains realized by a U.S. holder or a non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 25% or taxed at a rate of 15% depending on the circumstances.

•
Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven.

•	Gains realized on preferred shares through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are generally subject to tax at a rate of 15%.

•
Gains realized on preferred shares through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 15% as of January 2005, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

          Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. holder or non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank.  Under Resolution No. 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM.  In addition, the trading of securities is restricted under Resolution No. 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets.  The preferential treatment generally afforded under Resolution No. 2,689 and afforded to investors in ADSs is not available to residents of tax havens.  All preferred shares underlying ADSs qualify under Resolution No. 2,689.

         There can be no assurance that the current preferential treatment for U.S. holders and non-Brazilian holders of ADSs and U.S. holders and non-Brazilian holders of preferred shares under Resolution No. 2,689 will be maintained.

         Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation.  Although there is controversy surrounding this issue, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.  See “—Registered Capital.”

Back to Contents

         Gains realized by a U.S. holder and non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.  In case the non-Brazilian holder is domiciled in a tax haven jurisdiction, the applicable rate would be 25%.

         As of January 1, 2005, the purchase price of preferred shares sold on the Brazilian stock exchange is subject to withholding tax at a rate of 0.005%, except in the case of non-Brazilian holders that invest through Resolution No. 2,689.  This tax may be offset against the 15% income tax due on the gains realized upon the sale of the shares.

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

         The deposit of preferred shares in exchange for the ADSs is not subject to Brazilian income tax if the preferred shares are registered under Resolution 2,689 and the respective holder is not in a tax haven jurisdiction.  If the preferred shares are not so registered or the holder is in a tax haven jurisdiction, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

         The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax.  On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “—Registered Capital.”  If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.  Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

1.	Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions

          Law No. 9,779, dated as of January 19, 1999, states that, with the exception of limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%.  Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25% instead of 15%.  The increased rate also applies for capital gains paid to residents of low-tax jurisdictions as of February 2004.

          In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who are residents of tax havens have been excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 since January 1, 2000 and are subject to the same tax treatment applicable to holders that are residents of or domiciled in Brazil.

2.	Other Brazilian Taxes

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

Back to Contents

          In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions, the CPMF tax, will be imposed on distributions in respect of ADSs at the time these distributions are converted into U.S. dollars and remitted abroad by the Custodian.  The CPMF tax is due to expire on December 31, 2007.  It is currently imposed at a rate of 0.38%.  Transactions conducted through the Brazilian stock exchanges in current accounts specified for stock exchange transactions have been exempt from the CPMF tax since July 13, 2002.  Additionally, as of August 2004, Brazilian holders may elect to make investments through a special investment account, which is exempt from CPMF. In this case, the tax only applies upon the transfer of funds from the banking account to the investment account. Once deposited in this account, funds may be withdrawn without the CPMF.  However, funds deposited in the investment account must only be used for investments.

U.S. Federal Income Tax Considerations

          The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below.  This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations.  It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.  This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes).  It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction) consisting of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.  Holders of preferred shares or ADSs should consult their own tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

         As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.  The U.S. federal income tax treatment of a partner in a partnership that holds our preferred shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

         THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY.  PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISERS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL,  NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     General

         In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.  Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Back to Contents

         The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions taken by the U.S. Treasury.

     Taxation of Dividends

         Distributions made by us of cash or property (including distributions of interest on capital) generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs.  If a distribution made by us exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain.

         The amount of any dividend paid in reais generally will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs.  A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of reais into U.S. dollars.  U.S. Holders should consult their own tax advisers regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss.  The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.  Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.  The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Brazilian taxes.  Dividends paid by us will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

         Subject to certain exceptions for short-term and hedged positions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”).  The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.

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

Back to Contents

         Subject to certain limitations and restrictions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by us.  The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income.  For this purpose, dividends paid by us with respect to our preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” from sources outside the United States.  The rules relating to the calculation of foreign tax credits and the applicable limitations are complex.  U.S. Holders should consult their own advisers concerning the implications of the foreign tax credit rules in light of their particular circumstances.

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

Passive Foreign Investment Company Rules

         We believe that we will not be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes.  However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold a 25% interest, from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements.  U.S. Holders are urged to consult their tax advisers regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.  Moreover, dividends on our ADSs would no longer be “qualified dividend income” subject to preferential rates of U.S. federal income tax, as described above.  Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

     Information Reporting and Backup Withholding

         Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.  Backup withholding is not an additional tax.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

         U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

Back to Contents

F.	Dividends and Paying Agents

Not applicable.

G.	Statement of Experts

Not applicable.

H.	Documents on Display

          We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the SEC.  Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 2511.  Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.  You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

          In addition, the Commission maintains a website that contains information filed electronically, which can be accessed over the Internet at http://www.sec.gov.

          We also file financial statements and other periodic reports with the CVM.  Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our offices at SCS, Quadra 2, Bloco C, 226,7° andar, 70302-916, Brasília, DF, Brazil.

I.	Subsidiary Information

          Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We are exposed to market risk from changes in both foreign currency exchange rates and interest rates.  We are exposed to foreign currency exchange rate risk because certain of our costs (mostly interest on debt, capital expenditures and the purchase of handsets) are denominated in currencies (primarily the U.S. dollar) other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing.

          We have entered into derivative instruments, such foreign currency swaps to manage the exchange rate risk.  We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

          The principal foreign exchange rate risk faced by us arises from our U.S. dollar denominated indebtedness.  At December 31, 2004, we had U.S.$31.2 million of indebtedness  denominated in U.S. dollars.  Our foreign currency-denominated debt produced a loss of R$20.6 million in 2004, a gain of R$76.4 million in 2003 and a loss of R$123.9 million in 2002. This was offset by our derivatives, which produced a loss of R$20.9 million in 2004, a loss of R$92.7 million in 2003 and a gain of R$65.5 million in 2002. The unrealized costs, net of unrealized gains on foreign exchange derivatives contracts was R$20.7 million and R$15.0 million at December 31, 2004 and 2003, respectively. The unrealized gain, net of unrealized costs on foreign exchange derivatives contracts was R$51.5 million at December 31, 2002.

Back to Contents

          The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 1000 basis points in the foreign exchange applicable to financial assets and liabilities on December 31, 2004 would be approximately R$8.3 million. On the other hand, our derivative instruments would have a gross gain of R$8.3 million. The net gain would be R$0.03 million.

          Exchange rate sensitivity analysis was made by applying a 10% change to the Central Bank exchange rate on December 31, 2004 of R$2.6544 to U.S.$1.00, which would represent a devaluation of the real of R$0.2654.  We then assumed that this unfavorable currency move would be sustained from December 31, 2004 through December 31, 2005.  The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments (essentially handset purchases), net of derivative instruments.

Interest Rate Risk

          We are exposed to interest rate risk as a result of an investment of cash and cash equivalents mainly in short-term real denominated instruments.  At December 31, 2004, this amount totaled R$951.2 million.

          Additionally, we are exposed to interest rate risk as a consequence of our floating rate debt in U.S. dollars and due to the nature of our derivative agreements, whereby our U.S. dollar-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI. At December 31, 2004, we had R$226.3 million in loans and financing outstanding, of which approximately R$137.2 million bore interest at national currency floating rates (TJLP and UMBNDES), R$71.2 million bore interest at foreign currency floating rates (LIBOR) and the remaining R$16.7 million bore interest at fixed rates.  We have hedged 100.3% of our foreign exposure existing as of December 31, 2004  resulting in Interbank Deposit Certificate (Certificado de Depósito Interfinanceiro – CDI) denominated debts. However, we are exposed to interest rate risk due to the nature of our derivative contracts, whereby our U.S. dollar-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI.

          The potential gross gain to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities on December 31, 2004 would be approximately R$6.2 million. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points increase in the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year.  A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated, and assumes the same interest rate movement within each homogeneous category, such as U.S. dollars.  As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

          Interest rate sensitivity analysis was made by applying a 10% increase to all floating-rate-denominated debt, assuming that the different indexes (CDI TJLP and LIBOR )) would all rise by 10% instantaneously on December 31, 2003 and that this unfavorable shift would continue for one year.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

Back to Contents

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

ITEM 15.	CONTROLS AND PROCEDURES

          Evaluation of disclosure controls and procedures.  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004.  Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.

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

          As of yet, we have not appointed an “audit committee financial expert” as defined by the SEC. Because we are not required to have an “audit committee” as defined in Exchange Act Rule 10A – 3(a)(5)(A) until July 31, 2005, we have deferred the appointment and the determination thereof by our board of directors until such date.

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

          There have been no waivers to our code of ethics in 2004.

Back to Contents

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the years ended December 31, 2004 and 2003.  Ernst & Young Auditores Independentes S.A., or E&Y, acted as our independent auditor for the year ended December 31, 2002.  E&Y performed audit related services in 2004 and 2003 in connection with our corporate restructuring.  The chart below sets forth the total amount billed to us by Deloitte and E&Y for services performed in the years 2004 and 2003, and breaks down these amounts by category of service in reais:

	Year ended December 31,

	2004	2003

	(in thousand reais)
Audit fees	$603	$621
Audit-related fees	$106	$199
Tax fees	$27	—
All other fees	—	—

Total	$736	$820

          Audit Fees

          Audit Fees are the aggregate fees billed by Deloitte for the audit of our consolidated annual financial statements, reviews of interim financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

          Audit-Related Fees

          Audit-related fees are the fees charged by Deloitte for services relating to the giving of assurances and for services in conjunction with our corporate restructuring.

          Tax Fees

          Tax fees are fees for professional services rendered by Deloitte for tax compliance services.

          Pre-Approval Policies and Procedures

          The audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte or E&Y.  Any services provided by Deloitte or E&Y that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement.  In 2004 and 2003, none of the fees paid to Deloitte were approved pursuant to the de minimis exception.

Back to Contents

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not required for the year ended December 31, 2004.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          The table below shows all repurchases by us or affiliated purchases of our preferred shares during 2004:

Period	Total number of shares purchased	Average price paid per 1,000 shares in reais	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs

January 2004	—	—	—	—
February 2004	—	—	—	—
March 2004	—	—	—	—
April 2004	—	—	—	—
May 2004	—	—	—	—
June 2004	—	—	—	—
July 2004	—	—	—	—
August 2004	—	—	—	—
September 2004	—	—	—	—
October 2004	84,252,534,000	10.70	84,252,534,000	—
November 2004	—	—	—	—
December 2004	—	—	—	—

Total shares repurchased during 2004	84,252,534,000		84,252,534,000

PART III

ITEM 17.	FINANCIAL STATEMENTS

          Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

          See our consolidated financial statements beginning on Page F-1.

Back to Contents

ITEM 19.	EXHIBITS

1.1	Amended and Restated By-laws (Estatuto Social) of TCO (English translation).
1.2	Amendment to the Charter of TCO previously filed with TCO’s registration statement on September 18, 1998 and incorporated herein by reference.
2.1	Deposit Agreement dated as of July 27, 1998 between TCO and The Bank of New York, previously filed with TCO’s registration statement on September 18, 1998 and incorporated herein by reference.
4.1	Standard Authorization Agreement for Personal Cellular Service (English translation).
4.2
Personal Cellular Service Authorization Agreement (English translation) entered into and between the Brazilian government, through Anatel, and TCO on February 3, 2003, incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

4.3
Personal Cellular Service Authorization Agreement (English translation) entered into and between the Brazilian government, through Anatel, and Telegoiás on February 3, 2003, incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

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

4.8
Personal Cellular Service Authorization Agreement (English translation) entered into and between the Brazilian government, through Anatel, and NBT on February 3, 2003, incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

6.1	Statement regarding computation of per share earnings (incorporated by reference to note 37(g) to our audited consolidated financial statements included elsewhere in this annual report).
8.1	List of Subsidiaries.
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2004

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Tele Centro Oeste Celular Participações S.A.:
Brasília – DF

(1)	We have audited the accompanying consolidated balance sheets of Tele Centro Oeste Celular Participações S.A. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for the two years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2)	We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3)	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Centro Oeste Celular Participações S.A. and subsidiaries as of December 31, 2004 and 2003, the results of their operations and the changes in their financial position, and in shareholders’ equity for each of the two years in the period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

(4)	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

(5)	Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flows for each of the two years in the period ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements under accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(6)	As discussed in note 2.c, the Company changed the basis of presentation of the consolidated financial statements from the Constant Currency Method to Brazilian Corporate Law Method in 2003.

Deloitte Touche Tohmatsu
Auditores Independentes

São Paulo, Brazil.
April 1, 2005

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders
Tele Centro Oeste Celular Participações S.A.

We have audited the accompanying consolidated statements of income of Tele Centro Oeste Celular Participações S.A. and the statements of changes in shareholders’ equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of Tele Centro Oeste Celular Participações S.A. and its operations and its cash flows for the year ended December 31, 2002, in conformity with Brazilian Corporate Law, which differ in certain respects from accounting principles generally accepted in the United States of America (See Note 37 to the consolidated financial statements).

Ernst & Young Auditores Independentes S.C.
/s/ Luiz Carlos Nannini
Partner

Brasília, Brazil
February 14, 2003

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian Reais)

	Note	2004	2003

ASSETS
Current assets
Cash and cash equivalents	13	951,186	972,054
Trade accounts receivable, net	14	477,135	398,253
Inventories	15	193,510	79,076
Recoverable taxes	16	170,366	97,128
Deferred income taxes	11	104,016	52,883
Prepaid expenses	17	39,960	12,274
Other current assets	18	28,145	6,565

Total current assets		1,964,318	1,618,233
Noncurrent assets
Recoverable taxes	16	42,938	32,237
Deferred income taxes	11	416,507	23,027
Derivative contracts	35	—	87
Prepaid expenses	17	11,486	—
Other assets	18	30,072	58,134

Total noncurrent assets		501,003	113,485
Permanent assets
Investments		4,196	4,588
Property, plant and equipment, net	19	1,104,290	891,030
Deferred assets, net	20	21,848	26,910

Total permanent assets		1,130,334	922,528

Total assets		3,595,655	2,654,246

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003 (In thousands of Brazilian Reais)

	Note		2004	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payroll and related accruals	21		21,447	20,326
Accounts payable and accrued expenses	22		467,382	276,261
Taxes other than income taxes	23		102,885	133,345
Dividends payable	24		144,395	135,119
Loans and financing	25		102,727	135,042
Derivative contracts	35		13,930	9,426
Reserve for contingencies	27		5,473	—
Other current liabilities	26		27,922	21,972

Total current liabilities			886,161	731,491
Noncurrent liabilities
Loans and financing	25		123,557	223,098
Reserve for contingencies	27		128,644	109,373
Derivative contracts	35		6,811	5,667
Pension and other post-retirement plans	29		167	2,810
Other liabilities	26		8,687	546

Total noncurrent liabilities			267,866	341,494

Minority interests			—	25, 049

Shareholders’ equity
Capital stock	31	.a	792,966	570,095
Treasury shares	31	.b	(49,109)	(49,162)
Capital reserves	31	.c	574,922	114,380
Income reserves	31	.d	857,524	655,574
Retained earnings			265,199	265,199

Total shareholders’ equity			2,441,502	1,556,086

Funds for capitalization			126	126

Total liabilities and shareholders’ equity			3,595,655	2,654,246

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais, except share earnings per thousand shares)

		Years ended December 31

	Note	2004	2003	2002

Net operating revenue	4	2,210,426	1,958,910	1,572,110
Cost of services and goods sold	5	(910,409)	(904,022)	(741,772)

Gross profit		1,300,017	1,054,888	830,338
Operating expenses
Selling expenses	6	(472,710)	(300,516)	(215,282)
General and administrative expenses	7	(149,102)	(193,258)	(141,860)
Other operating income (expenses), net	8	3,090	(13,463)	(14,628)

Operating income before financial income (expenses), net		681,295	547,651	458,568
Financial income (expenses), net	9	62,208	111,670	3,970

Operating income		743,503	659,321	462,538
Non-operating (expenses) income, net	10	(9,066)	(6,364)	4,292

Income before income and social contribution taxes and minority interest		734,437	652,957	466,830
Income and social contribution taxes	11	(224,175)	(181,089)	(131,516)
Minority interest		(3,211)	(8,460)	(6,131)

Net income		507,051	463,408	329,183

Outstanding shares at end of year (thousands)		380,877,925	373,408,642	373,408,642

Earnings per thousand shares (Brazilian Reais)		1.33	1.24	0.88

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (In thousands of Brazilian reais)
	2004	2003

SOURCES OF FUNDS
From operations
Net income	507,051	463,408
Items not affecting working capital:
Depreciation and amortization	210,060	194,781
Minority interest	3,211	8,460
Monetary and exchange variations on noncurrent assets and liabilities	2,570	(317)
Net book value of permanent asset disposals	10,730	19,421
Reserve for contingencies	22,529	10,269
Unclaimed dividends and interest on capital of subsidiary	—	1,400
Negative goodwill on acquisition of investment in NBT	—	2,282
Increase (decrease) in social security liabilities	(2,643)	2,347

Total from operations	753,508	702,051

From shareholders
Impact of merged assets on net working capital	102,212	—
Treasury stock	53	—
Unclaimed dividends and interest on shareholders’ equity	2,451	4,155

	104,716	4,155

FROM THIRD PARTIES
Long-term loans and financing	5,187	9,972
Decrease in noncurrent assets	—	20,095
Transfer from noncurrent assets to current assets	—	2,346
Transfer from current to noncurrent liabilities	112,719	16,404
Increase in noncurrent liabilities	675	—

	118,581	48,817

Total sources	976,805	755,023

USES OF FUNDS
Additions to investments	1,169	—
Additions to property, plant and equipment	418,417	207,644
Additions to deferred assets	154	—
Transfer from noncurrent to current liabilities	106,272	89,137
Transfer to current from noncurrent assets	—	23,028
Increase in noncurrent assets	122,916	—
Decrease in long-term liabilities	3,258	8,328
Capital reductions	100	—
Interest on shareholders’ equity	82,000	134,363
Fiscal benefit capitalized	—	—
Treasury stock	—	—
Proposed dividends	51,104	—
Minority shareholders	—	4,377

Total uses	785,390	466,877

INCREASE IN WORKING CAPITAL	191,415	288,146

REPRESENTED BY
CURRENT ASSETS AT YEAR END	1,964,318	1,618,233
CURRENT LIABILITIES AT YEAR END	(886,161)	(731,491)

Working capital at year end	1,078,157	886,742
Working capital at beginning of the year	886,742	598,596

INCREASE IN WORKING CAPITAL	191,415	288,146

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (In thousands of Brazilian reais)

		Capital Reserves

	Share Capital	Treasury shares	Interest on construction	Share premium	Special premium reserve	Tax Incentive	Legal reserve	Reserve for expansion	Retained earnings	Total

Balances at December 31, 2001	505,000	(6,826)	—	52	87,773	—	40,567	—	383,609	1,010,175

Acquisition of the minority interest of Telebrasília Celular S.A.	29,046	—	679	37,481	—	153	1,662	—	(31,476)	37,545
Payment to shareholders related to premium utilization	—	—	—	—	(15,584)	—	—	—	—	(15,584)
Purchase of shares (common/preferred)	—	(62,913)	—	—	—	—	—	—	—	(62,913)
Disposal of preferred shares	—	9,790	3,826	—	—	—	—	—	—	13,616
Cancellation of shares	—	10,787	—	—	—	—	—	—	(10,787)	—
Net income	—	—	—	—	—	—	—	—	329,183	329,183
Transfer to reserves	—	—	—	—	—	—	16,459	263,477	(279,936)	—
Interest on shareholders’ equity	—	—	—	—	—	—	—	—	(93,499)	(93,499)

Balances at December 31, 2002	534,046	(49,162)	4,505	37,533	72,189	153	58,688	263,477	297,094	1,218,523

Capital increase with retained earnings	36,049	—	—	—	—	—	—	—	(36,049)	—
Unclaimed dividends of 1999	—	—	—	—	—	—	—	—	4,155	4,155
Net income	—	—	—	—	—	—	—	—	463,408	463,408
Transfer to reserves	—	—	—	—	—	—	23,171	310,238	(333,409)	—
Interest on shareholders’ equity	—	—	—	—	—	—	—	—	(130,000)	(130,000)

Balances at December 31, 2003	570,095	(49,162)	4,505	37,533	72,189	153	81,859	573,715	265,199	1,556,086

Capital increase with reserve – Special Meeting of March 30, 2004	194,416	—	—	—	(19,078)	—	—	(175,338)	—	—
Reversal of goodwill reserve	—	—	—	—	(31,168)	—	—	—	—	(31,168)
Capital increase – corporate restructuring (Note 30) S.A.	—	—	—	—	511,061	—	—	—	—	511,061
Capital Increase – exchange of shares held by minority shareholders (Note 30)	28,555	—	—	—	—	—	—	—	—	28,555
Capital Decrease – Special Meeting of June 30, 2004	(100)	—	—	—	—	—	—	—	—	(100)
Treasury stock	—	53	—	—	—	—	—	—	—	53
Tax loss on merged goodwill	—	—	—	—	(273)	—	—	—	—	(273)
Unclaimed dividends and interest on shareholders equity	—	—	—	—	—	—	—	—	2,451	2,451
Donation for investments	—	—	—	—	—	—	—	—	890	890
Net income	—	—	—	—	—	—	—	—	507,051	507,051
Statutory reserve	—	—	—	—	—	—	25,432	—	(25,432)	—
Dividends	—	—	—	—	—	—	—	—	(51,104)	(51,104)
Interest on shareholders’ equity	—	—	—	—	—	—	—	—	(82,000)	(82,000)
Reserve for expansion	—	—	—	—	—	—	—	351,856	(351,856)	—

Balances at December 31, 2004	792,966	(49,109)	4,505	37,533	532,731	153	107,291	750,233	265,199	2,441,502

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

	2004	2003	2002

Cash flows provided by operations
Net income	507,051	463,408	329,183
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	210,060	194,781	158,750
Minority interests	3,211	8,460	6,131
Monetary/exchange variation on loans and financing	2,794	(66,494)	174,500
Losses on permanent asset disposals	10,580	18,894	14,334
Losses from changes in shareholdings in subsidiaries	—	252	(205)
Unclaimed dividends	—	—	(5,418)
(Gains) Losses on forward and swap contracts	20,940	—	—
Provision for doubtful accounts	68,338	47,134	33,059
Increase in trade accounts receivable	(147,220)	(217,131)	(74,553)
(Increase) decrease in deferred/recoverable taxes	(17,764)	(36,709)	7,272
(Increase) decrease in other current assets and inventories	(163,405)	(41,931)	4,093
Increase in other noncurrent assets	(14,592)	(1,504)	(18,448)
(Increase) decrease in derivative contracts – assets	—	53,217	(50,858)
Increase in payroll and related accruals	1,121	8,298	5,179
Increase in accounts payable and accrued Expenses	191,121	121,872	1,865
Increase in taxes other than income taxes	(25,250)	34,515	27,120
Increase (decrease) in other current liabilities	5,950	7,655	(28,664)
Increase in accrued interest	(629)	8,067	3,821
Increase (decrease) in income taxes	(23)	(3,169)	3,738
Increase in reserve for contingencies	24,744	10,269	22,628
Increase in provision for pension and other post-retirement plans	(2,643)	2,346	464
Increase (decrease) in noncurrent liabilities	175	—	—
Increase in derivative contracts – liabilities	—	13,253	1,840

	674,559	625,483	615,831

Investing activities
Additions to investments	(1,169)	—	—
Acquisition of minority interest in subsidiaries	—	(2,096)	(729)
Marketable securities	—	712,135	(349,825)
Additions to property, plant and equipment	(418,417)	(207,644)	(170,622)
Addition to deferred assets	(154)	—	—
Proceeds from asset disposals	150	527	313

	(419,590)	502,922	(520,863)

Financing activities
Loans repaid	(139,208)	(285,504)	(515,293)
New loans obtained	—	64,319	447,768
Net settlement on derivatives contracts	(15,205)	—	—
Payment to shareholders related to premium utilization	—	—	(49,843)
Interest on shareholders’ equity/dividends paid	(121,377)	(93,669)	(96,437)
Decrease in capital stock	(100)	—	—
Treasury stock	53	—	(49,297)

	(275,837)	(314,854)	(263,102)

Increase (decrease) in cash and cash equivalents	(20,868)	813,551	(168,134)
Cash and cash equivalents at beginning of year	972,054	158,503	326,637

Cash and cash equivalents at end of year	951,186	972,054	158,503

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

1.	Operations and background

a.	Incorporation

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

On April 10, 2003, ANATEL approved the acquisition by Telesp Celular Participações S.A. (“TCP”) of the controlling equity interest in TCO that was held by BID S.A.. On April 25, 2003, TCP completed the acquisition which represented 20.69% of the total capital and 64.03% of the voting capital of TCO. On September 30, 2003, the Brazilian Securities Commission (CVM) approved the acquisition by TCP of additional common shares of TCO. On November 18, 2003, TCP completed a public tender offer and acquired an additional 26.70% of the voting capital of TCO. On October 8, 2004, TCP completed another public tender offer and acquired 84,252,534,000 preferred shares issued by the Company.

At December 31, 2004, TCO is owned by TCP (86.19% of voting capital and 50.65% of total capital) which in turn is controlled by Brasilcel N.V. (“Brasilcel”). Brasilcel is controlled by Telefónica Móviles, S.A. (50.00% of total capital), PT Móveis – Serviços de Telecomunicações, SGPS, S.A. (49.99% of total capital), and Portugal Telecom, SGPS, S.A. (0.01% of total capital).

b.	Business and regulatory environment

The Company is the controlling shareholder of the operators Telegoiás Celular S.A. (“Telegoiás”), Telemat Celular S.A. (“Telemat”), Telems Celular S.A. (“Telems”), Teleron Celular S.A. (“Teleron”), Teleacre Celular S.A. (“Teleacre”) and Norte Brasil Telecom S.A. (“NBT”).

The Company provides mobile telephone services in the Federal District area, including activities necessary or useful to the provision of these services, through an authorization granted to it valid until July 24, 2006. Its subsidiaries also provide mobile telephone services as follows:

			Expiration date of
Subsidiary	Interest – %	Operating area by States	concession/authorization

Telegoiás	100.00	Goiás and Tocantins	10/29/2008
Telemat	100.00	Mato Grosso	03/30/2009
Telems	100.00	Mato Grosso do Sul	09/28/2009
Teleron	100.00	Rondônia	07/21/2009
Teleacre	100.00	Acre	07/15/2009
NBT	100.00	Amazonas, Roraima, Amapá, Pará and Maranhão	11/29/2013
Telebrasília(i)	N/A	Distrito Federal	07/24/2006

(i) Merged into the Company in 2002.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

The above concessions/authorizations are subject to a 15 year renewal. The Company will be subject to an annual fee of approximately 1% of operating annual revenues during the renewal period.

The business of the Company and its subsidiaries operators of mobile telephone services, including related services, are regulated by the National Telecommunications Agency – ANATEL (“Agência Nacional de Telecomunicações”), the telecommunication industry regulator in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, decisions and plans.

As of July 6, 2003, the Company’s operators implemented the Carrier Selection Code (CSP), by which customers are now able to choose their carrier for national and international long distance services, in compliance with the rules of Personal Mobile Service SMP – (Serviço Móvel Pessoal),. The subsidiaries no longer receive revenue from national and international long distance calls and instead, they receive interconnection fees for the use of their network on these calls.

2.	Presentation of the Financial Statements

a.	Presentation of consolidated financial statements as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004

The accompanying consolidated financial statements present the consolidated balance sheets and results of operations of TCO and its subsidiaries.

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil. Certain reclassifications, modifications and changes in terminology have been made in order to conform more closely to reporting practices in the United States.

Minority interest is included in the consolidated financial statements of TCO for periods prior to the restructuring of the Company’s subsidiaries on June 30, 2004 by which the Company’s subsidiaries became wholly-owned (see Note 30). Prior to the restructuring, the minority interests were 2.9%, 2.2%, 1.5%, 2.8% and 1.7% in Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A and Teleacre Celular S.A., respectively.

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

(i) The Corporate Law Method

The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and shareholder’s accounts using indexes mandated by the Federal Government. The net effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”. Under the Constant Currency Method, the financial statements were adjusted for inflation up to December 31, 2000.

(ii) The Constant Currency Method

Under the Constant Currency Method, all historical Brazilian real amounts in the financial statements and notes thereto are expressed in constant purchasing power as of latest balance sheet date, in accordance with standards prescribed by the CVM for publicly traded entities. Under the Constant Method, the financial statements were adjusted for inflation up to December 31, 2000.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
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

In periods prior to the year ended December 31, 2003, the Company had prepared its financial statements for presentation in the United States in accordance with the Constant Currency Method. In order to conform the financial statements for the use of its shareholders in the United States to the same basis used in the primary market in Brazil, the Company has elected to present its financial statements commencing in the years ended December 31, 2003 in accordance with BR CL.

d.	Summarized income statement for the year ended December 31, 2002 under Constant Currency Method
Years ended December 31,

2002

Income Statement
Net operating revenue	1,561,308
Cost of goods and services	(779,480)

Gross profit	781,828
Income before taxes and minority interest	303,850
Net income for the year	305,094

Reconciliation of net income between BR CL and the Constant Currency Method is as follows:
Net income

2002

BR CL	329,183
Restatement of net permanent assets	(46,399)
Tax effects	15,771
Minority interests	6,539

Constant Currency Method	305,094

e.	Principles of consolidation

These consolidated financial statements include the balances and transactions of the TCO and its subsidiaries as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004. All inter-company balances and transactions have been eliminated.

f.	Reclassifications

Certain reclassifications have been made to the prior periods to conform to the 2004 presentation.

3.	Summary of the principal accounting policies

a.	Cash and Cash Equivalents

Are considered to be all available balances in cash and banks and highly liquid temporary cash investments, stated at cost, plus accrued interest to the balance sheet date, with original maturity dates of three months or less.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

b.	Trade Accounts Receivable, Net

Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable, net also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as the accounts receivable from the sale of handsets and accessories.

c.	Provision for Doubtful Accounts

Provision is made for trade accounts receivable whose recoverability is not considered probable.

d.	Foreign Currency Transactions

Are recorded at the prevailing exchange rate at the date of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Resulting gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of operations, as part of financial expense, net.

Exchange variation and premiums related to foreign currency are calculated and recorded on an accrual basis regardless of the settlement period.

e.	Inventories

Consist of handsets and accessories stated at the average cost of acquisition. A provision is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow-moving.

f.	Prepaid Expenses

Are stated at amounts disbursed for expenses which have not been incurred.

g.	Property, Plant and Equipment

Property, plant and equipment are stated at acquisition or construction cost less accumulated depreciation, restated for inflation until December 31, 1995. Cost incurred for maintenance and repairs that increase installed capacity or useful life are capitalized. Other maintenance and repair costs are charged to income as incurred. The present value of costs to be incurred to disassemble towers and equipment in leased property is capitalized and amortized over the related equipment’s useful life, not to exceed the term of lease agreements. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. Depreciation rates are shown in Note 20(b).

For all periods presented, the Company did not capitalize interest for financing construction in progress as part of the cost of property, plant and equipment.

h.	Deferred Assets

Pre-operating expenditures

Income and expenses incurred during the pre-operating period by the subsidiary Norte Brasil Telecom S.A. were recorded as deferred charges. The Company began to amortize these deferred charges on a straight-line basis over a period of 10 years as from January 2000, when Norte Brasil Telecom S.A. commenced operations.

During the latter part of 2000, the Company formed TCO IP, an internet service provider. Pre-operating costs incurred by TCO IP were capitalized as deferred charges. The Company began to amortize these costs on a straight-line basis over a period of 5 years when TCO IP commenced operations in October 2001.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

i.	Vacation Payable Accrual

Cumulative vacation payable due to employees is accrued as earned.

j.	Income and Social Contribution Taxes

Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences and loss carryforwards are recorded as assets or liabilities when it is more likely than not that the assets will be realized.

k.	Loans and financing

Loans and financing are updated for monetary and/or exchange variations and include accrued interest to the balance sheet date.

l.	FISTEL fee

Fistel (Telecommunication Inspection Fund) fee paid at activation of subscribers are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

m.	Reserve for Contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to cases in which the likelihood of an unfavorable outcome is probable.

n.	Pension and other post-retirement benefits

The subsidiaries, together with other companies of the Brazilian Telecommunications System, sponsor a private pension entity (SISTEL) to manage the pension funds (defined benefit and defined contribution) and other postretirement benefits to their employees. Actuarial liabilities are determined using the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income (See Note 30).

o.	Revenue Recognition

Revenue from services is recognized when the services are rendered. Billing is on a monthly basis. Unbilled revenues are estimated and recognized as revenue when the services are rendered. Revenue from the sale of prepaid cellular handset cards is deferred and recognized in income when such cards are used, based on minute usage. Revenue from the sale of handsets and accessories is recorded at the moment of the sale to the final customer. Sales made through dealers are recorded as revenue when the handsets are activated. The net impact of the deferral of these sales is recorded in other assets at period end (see Note 18).

p.	Financial Income (expense), net

Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing. Gains and losses on derivative contracts are also included in financial expense, net.

q.	Derivatives

The Company enters into certain derivative contracts to manage the exposure of its cash flows in foreign currency to fluctuations in the exchange rates in relation to the Brazilian real. These derivative contracts are calculated and recorded based on contractual terms, and the exchange rates in effect at the balance sheet date. Resulting gains and losses, realized or unrealized, are recorded as “Financial expense, net”. Premiums paid or received in advance are deferred for amortization over the period of the respective contracts.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

r.	Advertising expense

Advertising costs are charged to expense as incurred and amounted to R$72,635, R$48,079 and R$33,955 for the years ended December 31, 2004, 2003 and 2002, respectively.

s.	Employees’ profit sharing

Accruals are made to recognize the estimated expenses for employee’s profit sharing, for which payment is subject to approval at the annual Shareholders’ Meeting.

t.	Earnings Per Thousand-Shares

Earnings per thousand shares are calculated based on the number of shares outstanding at the balance sheet date.

u.	Segment Information

The Companies operate solely in one segment that provides local and regional cellular telecommunications services. All revenues were generated in relation to services provided in or routed through the Federal District and the states of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, Maranhão, Pará, Amapá, Roraima and Amazonas.

v.	Minority interests

The Company records minority interest in the statements of operations to reflect the portion of the earnings of majority–owned operations that are applicable to the minority interest shareholders. See note 2a.

w.	Use of estimates

The preparation of consolidated financial statements in conformity with BR CL requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

4.	Net Operating Revenue
	Years ended December 31,

	2004	2003	2002

Monthly subscription charges	149,526	148,316	114,956
Usage charges	1,244,523	1,065,664	882,980
Additional call charges	38,746	30,827	22,890
Interconnection	872,095	776,814	649,271
Other services	158,017	82,184	35,312

Gross revenue from services	2,462,907	2,103,805	1,705,409

Value-added tax on services – ICMS	(391,942)	(328,796)	(256,572)
PIS and COFINS	(85,181)	(72,877)	(61,779)
ISS	(706)	—	—
Discounts granted	(105,577)	(44,677)	(23,721)

Net revenue from services	1,879,501	1,657,455	1,363,337

Sale of handsets	486,778	383,471	276,884
Value-added tax on sales – ICMS	(85,996)	(62,940)	(48,866)
PIS and COFINS	(46,988)	(18,213)	(10,359)
Discounts granted	(138)	(863)	(1,960)
Returns of goods	(22,731)	—	(6,926)

Net revenue from sales of handsets Handsets and accessories	330,925	301,455	208,773

Total net operating revenue	2,210,426	1,958,910	1,572,110

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

There were no customers who contributed more than 10% of total gross operating revenues of the Company in 2004, 2003 and 2002, except for Brasil Telecom, which contributed approximately 23% of total gross operating revenues in 2004, 19% in 2003 and 20% in 2002, mainly in relation to interconnection revenues.

5.	Cost of Services and Goods Sold
	Years ended December 31,

	2004	2003	2002

Cost of goods sold	(555,946)	(390,026)	(314,193)
Depreciation and amortization	(158,377)	(161,201)	(128,749)
Personnel	(21,759)	(18,752)	(15,581)
Outsourced services	(39,224)	(44,311)	(28,944)
Leased lines	(25,065)	(36,885)	(32,348)
Rent, insurance and condominium fees	(15,935)	(13,710)	(10,087)
Interconnection	(72,915)	(147,137)	(142,741)
Fistel fees	(12,331)	(85,036)	(60,178)
Other	(8,857)	(6,964)	(8,951)

Total	(910,409)	(904,022)	(741,772)

6.	Selling Expenses
	Years ended December 31,

	2004	2003	2002

Outsourced services	(296,443)	(194,808)	(135,512)
Personnel	(68,411)	(36,222)	(22,324)
Supplies	(7,885)	(4,435)	(4,312)
Rent, insurance and condominium fees	(8,389)	(7,379)	(5,269)
Taxes and contributions	(563)	(183)	(78)
Depreciation and amortization	(22,235)	(7,797)	(10,164)
Provision for doubtful accounts	(68,338)	(47,134)	(33,059)
Other	(446)	(2,558)	(4,564)

Total	(472,710)	(300,516)	(215,282)

7.	General and Administrative Expenses
	Years ended December 31,

	2004	2003	2002

Personnel	(51,428)	(64,946)	(42,120)
Supplies	(3,113)	(3,985)	(3,223)
Outsourced services	(56,045)	(87,343)	(71,394)
Rent, insurance and condominium fees	(8,599)	(9,204)	(4,814)
Taxes and contributions	(2,027)	(3,065)	(2,052)
Depreciation and amortization	(27,887)	(24,222)	(17,932)
Others	(3)	(493)	(325)

Total	(149,102)	(193,258)	(141,860)

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

8.	Other Operating Income (Expenses), Net
	Years ended December 31,

	2004	2003	2002

Income
Fines	27,819	22,168	16,994
Recovered expenses	3,612	602	252
Reversal of reserves for contingencies	2,659	5,869	396
Other	31,223	4,240	7,853

Total income	65,313	32,879	25,495
Expenses
Reserve for contingencies	(12,530)	(3,622)	(2,799)
Telegoiás and NBT goodwill amortization	(1,561)	(1,561)	(1,561)
Other taxes	(30,825)	(29,915)	(20,431)
Donations and sponsorships	(14,926)	(10,937)	(9,537)
Other	(2,381)	(307)	(5,795)

Total expense	(62,223)	(46,342)	(40,123)

Total, net	3,090	(13,463)	(14,628)

9.	Financial Income (Expenses), Net
	Years ended December 31,

	2004	2003	2002

Financial income
Interest income	173,881	230,630	168,186
Monetary/exchange variation on assets	5,100	79,812	2,981
Derivative transactions, net	—	—	65,502
PIS/COFINS on financial income	(20,464)	(19,979)	(9,226)

Total	158,517	290,463	227,443

Financial expenses
Interest expense	(49,712)	(82,776)	(96,621)
Monetary/exchange variation on liabilities	(25,656)	(3,364)	(126,852)
Derivative transactions, net	(20,941)	(92,653)	—

Total	(96,309)	(178,793)	(223,473)

Financial income, net	62,208	111,670	3,970

10.	Net Non-Operating Income (Expenses), Net
	Years ended December 31,

	2004	2003	2002

Gain (loss) on investments	—	(252)	(205)
Losses on permanent asset disposals	(10,580)	(18,894)	(14,334)
Unclaimed dividends	—	—	5,418
Other non-operating income	1,514	12,782	13,413

Total, net	(9,066)	(6,364)	4,292

11.	Income and Social Contribution Taxes

Brazilian income taxes comprise federal income tax and the social contribution tax. For the three-year period ended December 2004, the income tax rate was 25% and the social contribution tax rates were 9%. Deferred income tax assets and liabilities related to temporary differences and income and social contribution tax loss carryforwards were calculated at the tax rate of 34%.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

Components of Income Taxes
	Years ended December 31,

	2004	2003	2002

Current taxes	215,799	160,035	105,477
Deferred taxes	8,376	21,054	26,039

Total	224,175	181,089	131,516

Reconciliation of Effective Tax Rate:

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rates of 34% in 2004, 2003 and 2002:

	2004	2003	2002

Income before taxes as reported	734,437	652,957	466,830

Taxes charged at the combined statutory rate	249,709	222,005	158,722
Permanent additions
Donations and grants	1,731	1,678	1,763
Expired interest on shareholders’ equity	2,224	1,424	—
Other	6,260	2,439	4,621
Permanent exclusions
Interest on shareholders’ equity	(27,880)	(44,961)	(32,176)

Other items
Unrecognized taxes on temporary differences – TCO IP	1,715	2,193	—
Surtax difference	(168)	(168)	(168)
Taxes incentives and other	(9,416)	(3,521)	(1,246)

Income and social contribution taxes	224,175	181,089	131,516

Effective rate	30.5%	27.7%	28.2%

Composition of Deferred Income tax Assets

Deferred income and social contribution taxes are comprised of:

	2004	2003

Merged tax credit (corporate restructuring)	451,437	21,943

Allowance/Reserve for
Contingencies	34,114	25,701
Doubtful accounts	11,478	11,501
Accrued expenses	23,494	16,765

Total	520,523	75,910

Current	104,016	52,883
Noncurrent	416,507	23,027

Deferred taxes have been recorded as it is more likely than not that they will be realized, as follows:

a)	The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity and is realized in proportion to the goodwill amortization for TCO and its subsidiaries; this will be recovered by December 31, 2004. (See note 30).

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

b)	Temporary differences: The realization of temporary differences will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for obsolescence.

12.	Supplemental Cash Flow Information
	2004	2003	2002

Cash paid for interest	23,839	30,473	51,718
Income tax and social contributions paid	259,773	175,848	77,861
Acquisition of minority interest of Telebrasilia Celular S.A. through issuance of shares	—	—	37,545

Effect of corporate restructuring	510,788	—	—
Donations for investments	890	—	—
Unclaimed dividends and interest on shareholders equity	2,451	4,155	—
Acquisition of minority	28,555	—	—

13.	Cash and Cash Equivalents
	2004	2003

Banks	57,190	24,690
Short-term cash investments	893,996	947,364

Total	951,186	972,054

Short-term cash investments refer principally consist of fixed-income investments which are indexed to interbank deposit (CDI) rates and are highly liquid.

14.     Trade Accounts Receivable, Net

	2004	2003

Unbilled amounts	65,859	61,300
Billed amounts	180,907	159,560
Interconnection	134,564	117,876
Products sold	129,563	93,345
Provision for doubtful accounts	(33,758)	(33,828)

Total	477,135	398,253

There was no customer who represented more than 10% of trade accounts receivable of the Company in 2004 and 2003, except for Brasil Telecom, which represented approximately 16 % and 17.1% of such account in 2004 and 2003, respectively, mainly in relation to interconnection charges.

The changes in the provision for doubtful accounts are as follows:
	2004	2003	2002

Balance at beginning of year	33,828	26,594	40,781
Bad debt expense	68,338	47,134	33,059
Write-offs	(68,408)	(39,900)	(47,246)

Balance at end of year	33,758	33,828	26,594

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

15.     Inventories

	2004	2003

Cellular handsets and accessories	178,884	65,490
Supplies	22,681	14,915
Reserve for obsolescence	(8,055)	(1,329)

Total	193,510	79,076

Reserve for obsolescence is calculated for cellular handsets which are considered to be obsolete or for slow moving inventories.

16.	Recoverable Taxes
	2004	2003

Prepaid income and social contribution taxes	33,647	42,309
Withholding income tax	57,808	28,689
Recoverable ICMS (State VAT)	82,446	54,866
Recoverable PIS and COFINS (taxes on revenue) and other	32,048	273

	205,949	126,137

ICMS on deferred sales	7,355	3,228

	213,304	129,365

Current	170,366	97,128
Noncurrent	42,938	32,237

17.     Prepaid Expenses

	2004	2003

Advertising	14,159	9,587
Fistel fee	34,399	—
Financial charges	652	1,036
Insurance premiums	304	224
Other	1,932	1,427

Total	51,446	12,274

Current	39,960	12,274
Noncurrent	11,486	—

18.     Other Assets

	2004	2003

Employees advance	1,940	4,126
Effect of deferring recognition of sales of handsets to dealers (Note 3 o)	15,119	—
Credit with related companies	1,327	—
Advance to affiliate for purchase of shares	15,584	44,461
Escrow deposits	14,383	13,660
Other assets	9,864	2,452

Total	58,217	64,699

Current	28,145	6,565
Noncurrent	30,072	58,134

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

19.	Property, Plant and Equipment

a. Composition
	2004			2003

	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	961,790	(569,247)	392,543	346,389
Switching equipment	336,881	(127,678)	209,203	169,606
Infrastructure	189,784	(82,881)	106,903	106,664
Land	7,859	—	7,859	7,898
Software use rights	209,592	(83,602)	125,990	76,594
Buildings	33,484	(9,237)	24,247	20,550
Handsets	59,896	(38,408)	21,488	7,675
Concession license	60,550	(21,886)	38,664	43,042
Other assets	78,328	(35,658)	42,670	34,919
Construction in progress	134,723	—	134,723	77,693

Total	2,072,887	(968,597)	1,104,290	891,030

(*)	For the year ended December 31, 2004, the useful life of handsets was reduced from 24 to 18 months, to better reflect the impact of the usage of the handsets. The consolidated effect of such change resulted in additional depreciation expense for the year ended December 2004 in the amount of R$3,567.

b. Depreciation Rates

Depreciation rates applied to property, plant and equipment are as follows:

	%

	2004	2003	2002

Switching equipment	10.00	10.00	10.00
Transmission equipment	14.29	14.29	14.29
Infrastructure	5.00 to 10.00	5.00 to 10.00	5.00 to 10.00
Software use rights	20.00	20.00	20.00
Buildings	4.00	4.00	4.00
Leased handsets	66.67	50.00	20.00
Concession license	6.90	6.67	6.67
Other assets (excluding land)	5.00 to 20.00	5.00 to 20.00	5.00 to 20.00

c. Rentals

The Company rents equipment and premises through a number of operating lease agreements. Total rent expense incurred under these agreements is as follows:

	2004	2003	2002

Rental expense	31,639	28,869	20,720

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

Future minimum rental payments under non-cancelable operating leases with remaining initial terms in excess of one year at December 31, 2004 are:

2005	6,896
2006	5,185
2007	3,939
2008	2,833
2009 and thereafter	3,622

Total	22,475

20.	Deferred Assets, Net
	Annual Amortization Rate %	2004	2003

Pre-operating expenses
Financial expenses	10	16,701	16,701
General and administrative expenses	10	27,991	27,991
Goodwill	20	154	—

		44,846	44,692

Accumulated amortization		(22,998)	(17,782)

Total		21,848	26,910

Norte Brasil Telecom S.A. (NBT) began its operations at the end of October 1999, covering 11 of the 97 cities within the Company’s operating area. As the Company’s activities relating to the rendering of services were insignificant at December 31, 1999, all expenses incurred until this date were considered as pre-operating and only subject to amortization as from January 2000.

21.     Payroll and Related Accruals

	2004	2003

Salaries and wages	12,445	12,003
Social charges	8,320	7,813
Accrued benefits	682	510

Total	21,447	20,326

22.     Accounts Payable and Accrued Expenses

	2004	2003

Suppliers	390,710	192,335
Interconnection	17,958	26,715
Amounts payable to long distance operators – SMP (*)	37,361	36,035
Other	21,353	21,176

Total	467,382	276,261

(*)	Refers to long-distance services billed to customers and to be passed on to operators due to the migration to SMP.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

23.	Taxes other than income taxes
	2004	2003

Value-added tax (ICMS)	66,798	57,242
Income and social contribution taxes	—	23
PIS and COFINS (taxes on revenue)	24,853	16,718
Fistel fees	6,956	55,832
Fust and Funttel	1,587	1,219
Other taxes	2,691	2,311

Total	102,885	133,345

24.	Dividends payable
	2004	2003

Current year dividends and interest on shareholders’ equity	133,104	130,000
Withholding tax on interest on shareholders’ equity	(12,300)	(19,500)
Dividends from prior years of minority shareholders	23,591	24,619

Total	144,395	135,119

25.	Loans and Financing

a)	Composition of debt

Description		Annual Interest	Maturity	2004	2003

BNDES	R$	TJLP + 3.5% to 4%	01/15/2008	125,981	171,067
Other	R$	Column 20-FGV	12/15/2008	1,523	1,845
Finimp	US$	Libor + interest of 2% to 7%	05/14/2004	—	29,705
Resolution No. 2,770	US$	Average interest of 7.41%	11/29/2004	—	1,755
Export Development Corporation – EDC	US$	Libor (6 months) + 3.9% to 5%	12/14/2006	71,158	125,509
BNDES – basket of currencies	UMBNDES	3.5% + basket of foreign currency	01/15/2008	11,232	15,987
Teleproduzir (*)	R$	Interest of 0.2% p.m.	07/31/2012	15,159	9,972
Accrued interest				1,231	2,300

Total				226,284	358,140

Current				102,727	135,042
Noncurrent				123,557	223,098

(*)	Refers to the long-term installment of the tax liability resulting from the Programa Teleproduzir program with the Government of Goiás State relating to the payment of the ICMS. This program enable the Company to pay ICMS in 84 monthly installments, with a grace period of 12 months from the program closing date which occurred in July 2004.

TJLP – Brazilian long-term interest rate.

b)	Repayment Schedule

The long-term portion of loans and financing matures as follows:

Year
2006	70,678
2007	40,040
2008	4,718

2009	2,166

2010 and thereafter	5,955

Total	123,557

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

c)	Restrictive covenants

The Company has loans and financing from the National Bank for Economic and Social Development (BNDES) and Export Development Corporation – EDC, which balances at December 31, 2004 were R$137,213 and R$71,158, respectively. Such loans and financing have restrictive covenants, which include restrictions as to debt levels, EBITDA (Earnings Before Interest, Taxes, , Depreciation and Amortization) and liquidity ratio. As of date of the consolidated financial statements, the Company was in compliance with all covenants.. Furthermore, these covenants have not restricted the Company’s ability to conduct its normal business or incur additional debt to fund its working capital or capital expenditures.

d)	Guarantees

Banks	Guarantees

BNDES – TCO operators	In the event of default, 15% of receivables and CD’s equivalent to the amount of the next installment payable are pledged.
BNDES NBT	In the event of default, 100% of receivables and CD’s equivalent to the amount of next installment payable during the first year and two installments payable in the remaining period are pledged.

26.	Other liabilities
	2004	2003

Services to be provided – prepaid	19,061	11,826
Accrual for customer loyalty program (i)	2,089	870
Advances from customers	6,567	9,276
Other	8,892	546

	36,609	22,518

Current	27,922	21,972
Noncurrent	8,687	546

(i)	The Company and its subsidiaries have loyalty programs in which the calls are transformed into points for future exchange for handsets. Accumulated points are reserved as they are obtained considering redemption historical data, accumulated points and point average cost. Upon redemption of handsets by customers, the reserve is reduced.

27.	Reserve for Contingencies

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by legal counsel.

	2004	2003

Telebrás	113,062	94,931
Tax claims	11,611	11,191
Civil claims	8,549	2,653
Labor claims	895	598

Total	134,117	109,373

Current	5,473	—
Noncurrent	128,644	109,373

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

The changes in the reserve for contingencies are as follows:

	2004	2003	2002

Beginning balance	109,373	99,104	76,476
Additional reserve	9,871	(2,084)	2,799
Monetary variation	18,130	12,502	20,225
Reversals	(3,257)	(149)	(396)

Ending balance	134,117	109,373	99,104

Telebrás claim

The Telebrás claims related to original loans from Telecomunicações Brasileiras S.A. – TELEBRÁS, which, according to Attachment II to the Spin-off Report dated February 28, 1998, approved by the Shareholders’ Meeting held in May 1998, and in the opinion of Company management, should be allocated to the respective holding companies of Telegoiás and Telebrasília Celular S.A. Although management believes that there was an error in the allocation of the loans upon the spin-off, the Company has reserved amounts corresponding to loans payable to Tele Centro Sul Participações S.A. (“Tele Centro Sul”) based on external legal counsel’s opinion that the possibility of an unfavorable outcome is probable. The Company is restating the loans based on the general market price index (IGP-M) plus 6% annual interest. Tele Centro Sul has filed a claim to index the loans to the U.S. dollar. The Company’s external legal counsel’s opinion is that an unfavorable outcome is possible relating to the claim referring to the restatement index. The difference in contingencies not recognized between IGP-M plus 6% and the U.S. dollar index is estimated at R$7,188 and R$31,669 as of December 31, 2004 and 2003, respectively.

Tax

Probable losses

Based on the opinion of the Company’s legal counsel and tax consultants, the subsidiary NBT recognized a provision in the amount of R$1,445, on December 31, 2004, for Delinquency Notices issued by National Institute of Social Security (INSS), which have been challenged by NBT. The Company has also recognized a provision for probable relating to PIS and COFINS (see discussion below).

Possible losses

Based on external legal counsel and tax consultants’ opinions, management believes that the likelihood of an unfavorable outcome relating to the following claims is possible and consequently, the Company has not recorded a provision for losses related to these claims, except for certain claims relating to the Employees’ Profit Sharing Program (PIS) and Social Contribution on Billing (COFINS) (item b) below), for which the loss is probable. The total amount of possible losses is R$48,495 and relates to the following claims:

a)      ICMS (State VAT)

The subsidiaries received tax assessment notices related to various ICMS claims for which a provision of R$23,108 and R$1,656 was recorded at December 31, 2004 and 2003, respectively.

b)      PIS and COFINS (taxes on revenue)

On November 27, 1998, the calculation of PIS and COFINS was changed by Law No. 9,718 which: (i) increased the COFINS rate from 2% to 3%, (ii) authorized a deduction of up to 1/3 of the COFINS amount from the social contribution (CSLL) tax, and also (iii) indirectly increased COFINS and PIS due by the subsidiaries, requiring the inclusion of other income in their tax bases.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

According to the Company’s external legal counsel, this increase is unconstitutional, since: (i) article 195 of the Constitution of the Federative Republic of Brazil, which took effect upon publication of Law No. 9,718, determined that PIS and COFINS should be levied only on payroll, revenues and profits, (ii) the federal government used an inadequate method to increase COFINS and PIS, i.e., ordinary law instead of supplementary law and (iii) the law was enacted prior to the expiration of the 90-day grace period.

The Company filed a lawsuit challenging the constitutionality of this change in tax law. In order to suspend the tax credit requirement, a provision was recorded and escrow deposits were made amounting to R$9,525 as of December 31, 2004 and 2003.

Due to the changes introduced by Law No. 10,637/02, the Company has included other income in the PIS tax base since December 2002.

c) Tax on Services (ISS)

The subsidiary NBT received a delinquency notice issued by the Municipality of Boa Vista (PR), in which the ISS payment on related services (detailed account, choice of a specific line, line replacement, line transfer, call waiting, conference, call identification, call blocking, contract transfer, temporary transfer – follow-me), for the period from October 2000 to May 2002. The amount of this contingency, as of December 31, 2004, is equivalent to R$543.

The subsidiary Telems received a similar delinquency notice concerning the period from May 1998 to March 2001, whose amount, as of December 31, 2004, is equivalent to R$370.

The subsidiary Telemat received a delinquency notice in the amount of R$295 that was issued by the Municipality of Rondonópolis.

d)      CIDE

TCO and its subsidiaries filed lawsuits challenging the incidence of CIDE – Contribuição de Intervenção no Domínio Econômico on the remittances of values for the payment of technology transference contracts, technical assistance contracts, trademark licensing contracts and software licenses, on the terms of Law 10.168/2002, owed to suppliers with headquarters outside of Brazil. Based legal counsel’s opinion, management believes that the resolution of this issue will not have a material adverse financial effect to the company. Nevertheless, the chances of an unfavorable decision in these cases are possible.

Remote Losses

a)      ICMS

In June, 1998, the CONFAZ (Conselho Nacional de Política Fazendária) agreed to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application to such activation fees retroactive for the five years preceding June 30, 1998. The Company believes that the extension of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services and because new taxes may not be applied retroactively. Based upon advice from legal counsel and on precedents from Superior Tribunal de Justiça, the Company does not expect significant losses arising from this matter. The chances of an unfavorable decision on this case are remote, Therefore, the Company has not made provisions for the application of the ICMS tax on cellular activation. The Company believes that the retroactive application is remote. Moreover, the Company believes that the Predecessor Companies would be liable to its subsidiaries for any tax liability arising from the retroactive application.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

b)      PIS and COFINS

The Company, is a defendants in a lawsuit brought by the federal public prosecutor’s office challenging its policy of passing the COFINS and PIS costs to its customers by incorporating them into our charges. The Company is contesting the lawsuit on the basis that, according to our understanding. COFINS and PIS are cost components of the services provided to its customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry. The Company believes that there is a high probability of success in challenging this claim, being the chances of an unfavorable decision remote.

Labor and Civil Claims

A provision for losses on labor and civil claims has been recorded to cover probable losses. Claims for which the likehood of an unfavorable outcome is possible amount to R$15,218 and R$5,505 for civil claims and R$2,417 and R$1,149 for labor claims as of December 31, 2004 and 2003, respectively.

Probable losses

a)      Litigation Relating to Telebrás Loans

Tele Centro Oeste filed a lawsuit against Tele Centro Sul – one of the holding companies arising from the breakup of Telebrás, Telebrás itself and KPMG, the auditors for the breakup of Telebrás, regarding the distribution of debts and credits of former Telebrás’ loans, after its breakup.

In response to the lawsuit filed against it, Tele Centro Sul filed two counter-lawsuits in October 1999 against Telebrasília and Telegoiás seeking payment of the Telebrás loans in the amount of R$ 41.3 million from Telebrasília and R$ 24.2 million from Telegoiás.

The first lawsuit, filed by Tele Centro Oeste against Tele Centro Sul, Telebrás and KPMG was dismissed. In the other two lawsuits, filed by Tele Centro Sul against Telebrasília and Telegoiás, the court ruled partially in favor of Tele Centro Sul. In the Court of Appeals of the Federal District, TCO’s, Telebrasília’s and Telegoiás’ appeal was denied. Tele Centro Sul’s appeal was granted.

Although another appeal was filed in the Court of Special Appeals, a final decision unfavorable to TCO with respect to the necessity of payment by Telebrasília and Telegoiás to Tele Centro Sul, is probable, but on the specific point regarding indexation of the debts according to exchange variation, a decision unfavorable to TCO is only possible, since there is a high possibility that exchange variation will be excluded as a criteria of indexation of the outstanding balances.

Possible losses

a)	Litigation Related to the Ownership of Caller ID

In July 2002, the Company, together with other Brazilian mobile telecommunication operators, were named as defendants in an action filed by Lune Projetos Especiais Telecommunicação Comércio Ind. Ltda., or Lune, pursuant to which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and also that the mobile telecommunication operators are using the patent without proper authorization. Therefore, Lune demands that the operators cease to provide Caller ID services and that it should be indemnified for the unauthorized use of the Caller ID system, upon payment of fees received by the operators in consideration of the use of the system by their customers. Based on the opinion of our legal counsel, the chance of an unfavorable outcome is possible in this case. However the indemnification that is allegedly due from the mobile operators cannot be accurately calculated as of yet due to the fact that the cost of the caller ID service provided by the companies has never been separately calculated.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

b)	Litigation Related to the Validity of the Minutes in the Prepaid Plans

Telegoiás, NBT and Teleron, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the federal public prosecutor’s office and a consumer protection association challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the federal court reviewing this matter. Although the Company believes that the criteria for imposing the deadline are in compliance with Anatel’s rules, the Company believes based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

c)	Tax Credits

Tele Centro Oeste Participações and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed against Tele Centro Oeste Participações and the other new holding companies seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible. The Company would be required to pay all the taxes that were offset against goodwill. The Company is unable to determine at this time the extent of any potential liabilities with respect to this claim.

Remote losses

a)	Litigation Relating to the Charging of Subscription Tariff

Telegoiás, together with other mobile telecommunications operators, are defendants in a class action suit brought by Procon-Goiás, which challenged the charging, by these operators, of the monthly subscription tariff, alleging that there is no legal prevision of such charge. According to the plaintiff, the charging of monthly subscription tariffs also violate Brazilian Consumer Law.

Based on the opinion of legal counsel, the Company believes that the possibility of an unfavorable decision in this lawsuit is remote, once that the charging of monthly subscription tariffs is expressly allowed by Brazilian telecommunications regulations.

b)	Breakup of Telebrás

Telebrás, the Company’s legal predecessor, is a defendant in a number of administrative and legal proceedings and is subject to various claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or one of the other companies incorporated as a result of the breakup of Telebrás. In addition, the legality of the breakup of Telebrás has been challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. The Company believes based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to these claims is remote.

28.	Leases

The Company and its subsidiaries have entered into certain leasing agreements relating to computer equipment. Lease expense recorded for the years ended December 31, 2004, 2003 and 2002 was R$3,644, R$4,043 and R$1,122, respectively. The total future rental commitment relating to these leases is R$617 and will be paid up to June 2005.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

29.	Pension and post-retirement benefit plans

At the time of the privatization, employees had the right to maintain their rights and benefits in Fundação Sistel de Seguridade Social, or Sistel, a multi-employer defined benefit plan that supplements government-provided retirement benefits (the so called PBS) and a multi-employer post-retirement health-care plan (the so called PAMA). Under the PBS and PAMA plans, the Company made monthly contributions to Sistel equal to a percentage of the salary of each employee who was a Sistel member. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of Sistel qualified for pension benefits when they qualified for the government-provided retirement benefits. Sistel operates independently from the Company, and its assets and liabilities are fully segregated from the Company. Employees hired since January 1999 are not members of Sistel.

Before December 1999, the Sistel plans covered the employees of the former Telebrás System and the Company was contingently liable for all of the unfunded obligations of the plans. In January 2000, the Company and the other companies that formerly belonged to the Telebrás system agreed to divide the existing Sistel plan into 15 separate plans, resulting in the creation of private plans covering those employees already enrolled in the Sistel plan. For the Company was created PBS TCO Plan. This new private pension plan is still administered by Sistel and has retained the same terms and conditions of the Sistel plan. The division was carried out so as to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees. Joint liability among the Sistel plan sponsors will continue with respect to retired employees who will necessarily remain members of the Sistel plan (PBS-A and PAMA plans).

In 2000, the Company established the TCO Prev, a new private pension plan. Unlike Sistel’s defined benefits plan, the TCO Prev calls for defined contributions by the operating subsidiaries, as sponsors, and the employees, as participants. These contributions are credited to the participants’ individual accounts. Those employees who were members of the Sistel plan had the option to transfer to the new pension plan by October 31, 2000. As of December 31, 2004, approximately 99% of Company’s employees were members of the TCO Prev. The Company and its subsidiary continue to have a contingent liability for the unfunded obligations of the plan with respect to all inactive employees of the former Telebrás and all post-retirement health care benefits for former Telebrás employees and current employees of all the new holding companies.

The contributions to PBS TCO Plan are determined based on actuarial studies conducted by independent actuaries pursuant to the rules in force in Brazil. The cost determination basis of capitalization and contribution paid by the sponsor is 13.5% on payroll of its employees who participate in the plan, of which 12% are allocated to PBS Telesp Celular e PBS TCO Plan plan cost and 1.5% to PAMA.

The contributions of the Company to TCO Prev are equal to participants’, ranging between 1% and 8% on participation salary, pursuant to the percentage chosen by participant.

During 2004, the subsidiaries made contributions do PBS TCO Plan in the amount of R$3 (R$4 in 2003) and TCO Prev in the amount of R$1,079 (R$1,355 in 2003).

As of December 31, 2001, the Company chose to recognize actuarial liabilities pursuant to CVM Resolution 371, of December 13, 2000, directly in shareholders’ equity, net of any corresponding tax effect. On December 31, 2004 and 2003, the Company immediately recognized the aggregate actuarial gains and losses in the income for the year. The projected unit cost method was used for actuarial appraisal of the plans, which relevant assets are positioned on November 30, 2004 and 2003, respectively. For multi-sponsored plans (PAMA and PBS-A), proration of assets plans was made based on the actuarial liability of the company in relation to the aggregate actuarial liability of the plan.

The following table demonstrates the composition of the provision for retirement benefit plans and health care plans to retired employees as of December 31, 2004, in addition to other information required by CVM Resolution 371 on such plans.

Plan	2004	2003

TCO Prev	—	2,471
PAMA	167	339

Total	167	2,810

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

a)	Reconciliation of funded status
	2004

	TCO Prev	PAMA (i)	PBS-TCO (ii)	PBS-A (ii)

Benefit obligation	40,545	665	1,808	3,183
Fair value of plan assets	(41,635)	(498)	(1,931)	(4,139)

Funded status	(1,090)	167	(123)	(956)

	2003

	TCO Prev	PAMA (i)	PBS-TCO (ii)	PBS-A (ii)

Benefit obligation	36,143	777	1,737	3,053
Fair value of plan assets	(33,672)	(438)	(1,884)	(3,647)

Funded status	2,471	339	(147)	(594)

(i)	Refers to the Company’s and its subsidiaries’ proportional participation in assets and liabilities of the multiemployer plans – PAMA and PBS-A.

(ii)	Although PBS, Visão and PBS-A show a surplus, on December 31, 2004 and 2003, the pension assets were not recognized since the surplus is legally not reimbursable, and the surpluses may not be used to reduce future contributions.

b)	Net periodic cost for the year
	2004		2003

	TCO Prev	PAMA	TCO Prev	PAMA(iii)

Service cost	1,254	2	1,343	5
Interest cost	4,034	86	3,536	73
Expected return on plan assets	—	—	—	—
Amortization of initial transition obligation	—	—	—	—

Total	5,288	88	4,879	78

c)	Change in accrued cost
	2004		2003

	TCO Prev	PAMA	TCO Prev	PAMA(iii)

Accrued cost at beginning of the year	2,471	339	383	73
Actuarial (gains) losses for the year	(7,770)	(259)	(1,436)	189
Sponsor’s contributions for the year	(1,079)	(1)	(1,355)	(1)
Net periodic cost for the year	5,288	88	4,879	78

Accrued cost at the end of the year	(1,090)	167	2,471	339

d)	Change in benefit obligation
	2004

	TCO Prev	PAMA	PBS-TCO	PBS-A

Benefit obligation as of December 31, 2003	36,143	777	1,737	3,053
Service cost	1,254	2	4	—
Interest cost	4,034	86	189	332
Benefits paid for the year	(527)	(40)	(141)	(237)
Actuarial (gains) losses for the year	(359)	(160)	19	35

Benefit obligation as of December 31, 2004	40,545	665	1,808	3,183

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

	2003

	TCO Prev	PAMA	PBS-TCO	PBS-A

Benefit obligation as of December 31, 2002	31,505	656	826	2,524
Service cost	1,343	5	66	—
Interest cost	3,536	73	91	275
Benefits paid for the year	(232)	(33)	(278)	(210)
Actuarial (gains) losses for the year	(9)	77	1,032	464

Benefit obligation as of December 31, 2003	36,143	778	1,737	3,053

e)	Change in plan assets
	2004

	TCO Prev	PAMA	PBS-TCO	PBS-A

Fair value of plan assets as of December 31, 2003	33,672	438	1,884	3,647
Benefits paid for the year	(527)	(40)	(141)	(237)
Sponsor’s contributions for the year	1,079	1	3	—
Return on plan assets for the year	7,411	99	185	729

Fair value of plan assets as of December 31, 2004	41,635	498	1,931	4,139

	2003

	TCO Prev	PAMA	PBS-TCO	PBS-A

Fair value of plan assets as of December 31, 2002	25,225	291	2,660	3,153
Benefits paid for the year	(232)	(33)	(278)	(210)
Sponsor’s contributions for the year	1,355	1	4	—
Return on plan assets for the year	7,324	180	(502)	704

Fair value of plan assets as of December 31, 2003	33,672	439	1,884	3,647

f)	Estimated net periodic cost estimated for 2005
	2005 – Estimated

	TCO Prev	PAMA	PBS-TCO	PBS-A

Service cost	1,219	1	3	—
Interest cost	4,538	74	196	346
Expected return on assets	(5,750)	(80)	(256)	(490)
Amortization of actuarial losses	—	—	—	—
Employee contributions	—	—	—	—

Total	7	(5)	(57)	(144)

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

g)	Actuarial assumptions
2004

	TCO Prev/PBS-TCO	PAMA	PBS-A

Discount rate for determining benefit obligations	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	13.75% p.a.	16.40% p.a.	12.20% p.a.
Future salary increases	7.10% p.a.	7.10% p.a.	7.10% p.a.
Increase in health care costs	N/A	8.15% p.a.	N/A
Benefit increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard	UP84 with 1 year with increase in hazard
Biometric disability table	Mercer	Mercer	Mercer

2003

	TCO Prev/PBS TCO	PAMA	PBS-A

Discount rate for determining benefit obligations	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	11.83% p.a.	11.30% p.a.	11.30% p.a.
Future salary increases	7.10% p.a.	7.10% p.a.	7.10% p.a.
Increase in health care costs	N/A	8.15% p.a.	N/A
Benefit increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year of aggravation	UP84 with 1 year of aggravation	UP84 with 1 year of aggravation
Biometric disability table	Mercer	Mercer	Mercer

30.	Corporate Restructuring

On September 2000, the Company completed a corporate restructuring aimed to transfer the tax benefit related to the goodwill paid by the Company’s shareholders in the privatization process. The transaction was affected, through the creation and subsequent merger of temporary entities; however, resulted only in the effective transfer of the tax benefit to the Company.

On May 13, 2004, the Board of Directors of the Company and its subsidiaries approved another corporate restructuring for the transfer to the Company and its subsidiaries of the goodwill paid by TCP in the acquisition of TCO controlling interest, which, on May 31, 2004, amounted to R$1,503,121. Prior to the merger of the goodwill by the Company, a reserve has been constituted to maintain the merging company’s shareholders’ equity in the amount of R$992,060. Thus, net assets merged by Company amount to R$511,061, which essentially represent the tax benefit resulting from the deductibility of the mentioned goodwill upon being merged by the Company and its subsidiaries.

On June 30, 2004, the transfer of a portion of the net assets to its subsidiaries was approved based on appraisal reports prepared by independent experts, and described as follows:

Company	Goodwill	Reserve - merged	Net amount

Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980

Sum spin off	842,789	(556,241)	286,548
Balance TCO	660,332	(435,819)	224,513

Total	1,503,121	(992,060)	511,061

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

Concurrently to the transfer of a portion of the net assets to the subsidiaries, it has been approved the proposal to merge shares of the subsidiaries held by minority shareholders, who received shares of the Company in the proportion set forth in an appraisal report at current market prepared by independent experts. The transfer of the interest in the subsidiaries resulted in a capital increase of R$28,555. Consequently, the above mentioned subsidiaries are now 100% owned by TCO.

The tax benefit transferred as a result of these restructurings is reported by the Company as a capital reserve, which is transferred to capital stock with the issuance of common shares to the Company’s controlling shareholders as the related tax benefit is realized. The number of shares to be issued is determined at each issuance date based on the tax benefit realized and the market value of the shares. The Company’s minority shareholders have preemptive rights to subscribe for additional shares at the then current market prices, if such shares are issued to the controlling shareholders.

For statutory purposes, and in compliance with income tax legislation, the tax benefit is recorded in two separate components, comprised of the related goodwill transferred and the reserve for the maintenance and integrity of the merged company’s equity, which are recorded net in the balance sheet as a deferred tax benefit. The related goodwill and the reserve is being amortized on a straight-line basis over a five years. This amortization along with the related tax benefit are recorded net in the consolidated statements of operations as part of income and social contribution taxes. This accounting results in no impact on net income nor on shareholders’ dividends. The following summarizes the amounts recorded in the balance sheet and the net impact in the consolidated statements of operations as of and for the years indicated for these restructurings.

	2004	2003

Balance sheet:
Goodwill – merged	1,327,756	64,538
Reserve – merged	(876,319)	(42,595)

Net equivalent to the merged tax credit	451,437	21,943

	2004	2003

Income:
Goodwill amortization	(239,903)	(64,538)
Reversal of reserve	158,336	42,595
Tax credit	81,567	21,943

Effect on income	—	—

In accordance with the above-mentioned information, the goodwill amortization, net of the reversal of reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation basis of statutory minimum dividends. In order to demonstrate the financial and equity situation of the Company and its subsidiaries in the financial statements, the net value of R$451,437, on December 31, 2004 (R$21,943 in 2003), which essentially represents the balance of the merged tax credit, was classified in the balance sheet in noncurrent and realizable assets as deferred taxes.

31.	Shareholders’ Equity

a.	Capital

The authorized capital at December 31, 2004 and 2003 is 700,000,000 thousand shares. The subscribed and paid-in capital at December 31, 2004 corresponds to R$ 792,966 (R$ 570,095 in 2003), represented by 386,664,975,000 shares in 2004 and 379,200,036,000 shares in 2003 with no par value, distributed as follows (in thousands of shares):

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

	December 31, 2004	December 31, 2003

Common shares	129,458,667	126,433,338
Preferred shares	257,206,308	252,766,698

Total	386,664,975	379,200,036
(-) Treasury common shares	(5,787,050)	(5,791,394)

Total outstanding shares	380,877,925	373,408,642

Book value per thousand shares – BR CL (in R$)	6.4102	4.1672

On March 30, 2004, the Company increased the capital stock in R$175,338, without issuing new shares, by means of the capitalization of revenue reserves exceeding the capital stock on March 31, 2004, and in R$19,078 with the issuance of 2,247,062 common shares, by means of the capitalization of the tax benefit realized in 2001, 2002 and 2003.

On June 30, 2004, the Company increased the capital stock in R$28,555 and decreased it in R$100 due to the Company’s restructuring. Thus, the capital stock on December 31, 2004 is R$792,966, comprised by shares without par value as follows:

b.	Treasury shares

The following is a summary of treasury stock transactions for 2004 and 2003:

	(In thousands of shares)

	Preferred shares	Common Shares

Treasury shares, December 31, 2002	—	5,791,394
Acquired	9,548	2,101
Sold	—	—
Canceled	(7,461)	(8,532)

Treasury shares, December 31, 2003 and 2004	2,087	5,784,963

c.	Capital reserves

Special premium reserve

This reserve (R$532,731 as of December 31, 2004 and R$ 72,189 as of December 31, 2003) resulted from the corporate restructuring implemented by the Company and will be capitalized partially (R$25,436 as of December 31, 2003) in favor of the controlling shareholder when the related tax benefit is effectively realized and the remaining balance will offset Other assets – Advance for purchase of shares (See Note 30).

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

Expansion reserve

In accordance with Article 196 of Law No. 6,404/76, management will propose at the general shareholders meeting the establishment of a retained income reserve in the amount of R$351,856 relating to the remaining net income balance for the year, after the allocation of the legal reserve and dividends. This reserve will be used for future inv1estment purposes based on the capital budget to be approved by the general shareholders’ meeting.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

e.	Dividends/interest on shareholders’ equity

Unless otherwise provided for in article 12 of the bylaws, preferred shares has no voting right, being assured to them the priority in capital reimbursement, without premium, right to receive dividend to be paid, equivalent to at least 25% of the net income of the year, calculated pursuant to article 202 of the Corporate Law, with priority to receive nonaccumulative minimum dividends, equivalent to the higher of:

(i)	6% per year on the amount resulting from the division of the subscribed capital by the aggregate amount of the Company’s shares; or

(ii)	3% per year on the amount resulting from the division of the shareholders’ equity by the aggregate amount of the Company’s shares, as well as the right to profit sharing paid in conditions equal to common shares, after being assured to them a dividend equal to the preferred minimum established to preferred shares.

Dividends were calculated as follows:
	2004	2003	2002

Net income for the year	508,648	463,408	329,183
Reversal of unrealized income reserve		—	—
Legal reserve	(25,432)	(23,171)	(16,459)

Adjusted net income for the year	483,216	440,237	312,724

Mandatory minimum dividends (25%)	120,804	110,059	78,181
Common shares	39,226	35,558	26,068
Preferred shares	81,578	74,501	52,113

As determined by management, in 2003, shareholders were credited interest on shareholders’ equity of R$133,104 (R$0.349466 per thousand shares), subject to 15% withholding income tax, resulting in a net of R$120,804 (R$0.317172 per thousand shares). A proposal will be submitted to the Shareholders’ Meeting to include interest on shareholders’ equity, net of withholding income tax, into the mandatory minimum dividends, as follows:

	2004	2003	2002

Common shares	43,220	42,001	30,208
Preferred shares	89,884	87,999	63,291
Withholding income tax	(12,300)	(19,500)	(14,025)

Total	120,804	110,500	79,474

Dividends per thousand shares – R$	0.317	0.296	0.213

32.	Transactions with Related Parties

Related Parties – New Controlling Shareholder

In April 2003, BID S.A. sold its equity interest in TCO to TCP. The principal transactions with unconsolidated related parties of the new controlling shareholder are as follows:

•	Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by Anatel.

•	Call center services –provided by Mobitel and Atento to users of TCO telecommunications services.

•	Corporate services are transferred from the Controlling Group to TCO at the cost effectively incurred.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

A summary of balances and transactions with unconsolidated related parties is as follows:

	2004	2003

Assets
Trade accounts receivable	11,841	415
Credit with related companies	1,327	—

Liabilities
Trade accounts payable	18,361	6,312
Liabilities with related companies	6,597	9,276

	Years ended December 31,
	2004	2003

Statement of operations
Revenue from telecommunications services
Telecomunicações de São Paulo S.A	62,723	35,412
Celular CRT	—	243
Tele Leste and subsidiaries	—	86
Tele Sudeste and subsidiaries	—	320
TCP and subsidiaries	—	1,253

Total	62,723	37,314

Expenses
Cost of service and selling
Telecomunicações de São Paulo S.A	—	(38)
Celular CRT	—	(223)
Tele Leste and subsidiaries	—	(125)
Tele Sudeste and subsidiaries	—	(438)
TCP and subsidiaries	—	(1,054)

Total	—	(1,878)

Selling expenses
Atento Brasil S.A	(29,414)	—
Mobitel S..A	(7,545)	(995)

Total	(36,959)	(995)

General and administrative expenses
Telecomunicações de São Paulo S.A	(705)	(322)

Total	(705)	(322)

Recovery of apportionment expenses
TCP and subsidiaries	3,858	1,318
Tele Sudeste and subsidiaries	1,562	154
Tele Leste and subsidiaries	384	618
Celular CRT	855	320

Total 2004	6,659	2,410

Expenses apportioned
TCP and subsidiaries	(46,255)	(15,405)
Tele Sudeste and subsidiaries	(15,543)	(9,485)
Tele Leste and subsidiaries	(1,747)	(780)
Celular CRT	(1,589)	(724)

Total 2004	(65,134)	(26,394)

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

Related Parties – Former Controlling Shareholder

The majority shareholder of the Company in 2002 was BID S.A., which was controlled by Fixcel S.A., which in turn was under common control with Banco Credibel, SPL Construtora e Pavimentadora and CSM Cartões S.A. (Splice Group). Prior to 2002, BID S.A. was controlled by Splice do Brasil S.A.

According to a contract entered into between Splice do Brasil S.A. and the subsidiaries of Tele Centro Oeste Celular Participações S.A., technical assistance services was payable to Splice do Brasil S.A. corresponding at 1% of the net operating income. For the year ended December 31, 2002, the amount of R$ 12,532 was charged to general and administrative expenses relating to this contract.

In January 2002, the Company made an advance payment of R$ 34,259 (R$15,584 as of December 31, 2004) to BID S.A. corresponding to the present value of the tax benefit on the merged goodwill. The amount was increased by R$ 5,967 based on market rates at December 31, 2002.

	2002

	Fixcel S.A.	Splice do Brasil S.A.	Banco Credibel	SPL Construtora e Pavimentadora	CSM Cartões S.A.	Total

Statement of operations
Transactions
Income from short-term investments	65,169	44,173	2,615	—	—	111,957
Income on premium (Coverage Participações)	5,967	—	—	—	—	5,967
Financial expenses	16,596	7,393	—	—	—	23,989
Maintenance services	—	12,532	—	—	—	12,532
Other materials	—	—	—	—	—	—
Acquisition of telephone cards	—	—	—	—	5,854	5,854
Acquisition of property, plant and equipment	—	4,236	—	3,458	—	7,694

33.	Management compensation

During 2004 and 2003, management compensation amounted to R$2,135 and R$2,767 in the consolidated and R$1,750 and R$2,633 in the holding company, respectively, and recognized as general and administrative expenses.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

34.	Insurance

The Company and its subsidiaries maintain a monitoring policy of risks inherent to its operations. On December 31, 2004, the Companies had insurance contracts in force to cover operating risks, general liability and health care, etc. The management of the Company and its subsidiaries is of the opinion that these values are sufficient to cover any losses. The main assets, liabilities or interest covered by insurance and respective amounts are as follows:

Type	Insured amount

Operating risks	R$	796,320
General civil liability	R$	5,822
Vehicle fleet(officers fleet)	R$	200
Vehicle fleet(operational fleet)	R$	200

35.	Financial instruments

a) Risk considerations

The Company and its subsidiaries provide mobile telephone services in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Roraima, Amapá, Pará, Maranhão and Distrito Federal, pursuant to the authorization granted by the Federal Government. The operators are also engaged in the purchase and sale of handsets through their own sales networks and distribution channels, thus fostering their essential activities.

The major market risks to which the Company and its subsidiaries are exposed in exercising their activities include:

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

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. The Company and its subsidiaries’ customers use 84% (77% in 2003) prepaid services that require pre-loading, thus not representing a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing potential customer’s balance sheet, and making inquires of credit protection agencies’ database. In addition, an automatic control system has been implemented with the distribution of the Company’s software ERP for consistent transactions.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

The Company and its subsidiaries are also exposed to credit risk arising out of its financial investments and receivables from swap transactions. The Company and its subsidiaries make efforts to diversify such exposure among first class financial institutions.

Interest rate risk

The Company and its subsidiaries are also exposed to fluctuations in the Long-term Interest Rate (TJLP) on financing from BNDES. As of December 31, 2004, the balance of principal of these transactions amounted to R$125,981 (R$171,067 in 2003).

The Company and its subsidiaries are exposed to interest rate risk, due to exchange derivative transactions and borrowings contracted in Brazilian reais associated with the cost of CDI rates. However, the balance of those financial investments also indexed at CDI partially neutralizes such effect.

Foreign currency-denominated loans are also exposed to interest rate risk (LIBOR) associated with foreign loans. As of December 31, 2004, these transactions amounted to US$26,808 thousand (US$53,722 thousand in 2003).

Exchange rate risk

The Company and its subsidiaries utilize derivative financial instruments to protect against exchange rate risk on foreign currency-denominated loans. Such instruments usually include swap contracts.

The Company’s and its subsidiaries’ net exposure to currency risk as of December 31, 2004 is shown in the table below:

	2004	2003

Loans and financing – US$	(26,979)	(54,330)
Loans and financing – UMBNDES	(4,251)	(5,533)
Derivative contracts – US$ (notional amount)	31,327	61,239

Net	97	1,376

UMBNDES is a monetary unit prepared by BNDES, consisting of a basket of foreign currencies, of which the principal is the U.S. dollar; for this reason, the Company and its subsidiaries consider it as U.S. dollar in the risk coverage analysis related to fluctuations in exchange rates.

b) Derivative instruments

As of December 31, 2004 and 2003, the Company has foreign currency exchange contracts with notional amounts of US$31,327,000 and US$61,239,000, respectively, to protect against exchange rate fluctuations on foreign currency obligations. As December 31, 2004, the Company recorded an accrued and unrealized net loss of R$20,741 (R$15,006 in 2003) on these contracts represented by a balance of R$20,741 in liabilities (R$87 in assets and R$15,093 in liabilities in 2003), of which R$13,930 (R$9,426 in 2003) is current and R$6,811 (R$5,667 in 2003) is long term. The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing, and derivative instruments are estimated as follows:

As of December 31, 2004
	Book		Unrealized
	value	Market value	loss

Loans and financing	(226,284)	(223,788)	2,496
Derivative contracts	(20,741)	(17,437)	3,304

Total	(247,025)	(241,225)	5,800

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

As of December 31, 2003
	Book		Unrealized
	value	Market value	loss

Loans and financing	(348,168)	(344,996)	3,172
Derivative contracts	(15,006)	(7,368)	7,638

Total	(363,174)	(352,364)	10,810

c)	Market value of financial instruments

The market value of loans and financing and derivative instruments were determined based on the discounted cash flows, using available projected interest rate information.

Market values have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market. The use of different market assumptions may have a material effect on estimates.

36.	Subsequent event

On March 28,2005, the Board of Directors of TCO approved the corporate restructuring of Teleacre Celular S.A, Telegoiás Celular S.A, Teleron Celular S.A and Telems Celular S.A.. The purpose of this operation seeks to obtain financial and operational benefits by reducing administrative costs, as well as the simplification of corporate and accounting processes. The incorporation of Telemat Celular S.A in TCO IP S.A is still pending of final approval of ANATEL.

On March 31, 2005, TCO approved a reverse split of the 386,664,974,968 registered book-entry shares of capital stock of TCO, with no par value, of which 129,458,666,783 are common shares and 257,206,308,185 are preferred shares. The reverse split will occur at the ratio of three thousand (3,000) shares to one (1) share of the respective class, after which there will be 128,888,325 registered book-entry shares, with no par value, of which 43,152,889 will be common shares and 85,735,436 will be preferred shares.

The reasons for the reverse stock split are: (i) to adjust the per share value of the shares to a more adequate level from a stock market perspective, since the trading of the shares in reais per share gives greater transparency as compared with the quotation per lot of one thousand (1,000) shares, (ii) to unify the basis for trading the shares in the national and international markets, since the shares were quoted in lots of one thousand (1,000) shares in the national market – the São Paulo Stock Exchange ( “BOVESPA”), and in lots of three thousand (3,000) shares for each American Depositary Receipt (“ADR”) on the New York Stock Exchange (“NYSE”); (iii) to reduce operational expenses and to increase the efficiency of the system for registering information regarding the shareholders of TCO; and (iv) to reduce the possibilities of informational errors, improving services to the shareholders of TCO.

There will be no reverse split of ADRs. Only the ratio of shares to each ADR will be changed from the current ratio of three thousand (3,000) preferred shares per ADR to one (1) preferred share per ADR. Thus, there will be no fractional ADRs resulting from the reverse split.

37.	Summary of Differences between BR CL and U.S. GAAP

The Company’s accounting policies comply with BR CL which differ significantly from generally accepted accounting principles in the United States of America (U.S. GAAP) are described below.

As discussed in Note 2.c., the Company changed the basis of presentation of its financial statements from the Constant Currency Method to BR CL in 2003, Under the Constant Currency Method, the effects of monetary restatement were recorded until December 31, 2000. For previously issued financial statements prepared under the Constant Currency Method, the effects of monetary of inflation restatement represented a comprehensive measure of accounting for the effects of Brazilian price-level changes.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

Under BR CL, however, the effects of monetary restatement are recorded only until December 31, 1995. Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation presented herein includes an adjustment to record monetary restatement for periods up to and including December 31, 1997. The applicable U.S. GAAP adjustments related to additional monetary restatement for 1996 and 1997 have are reflected for all periods presented herein.

The following is a reconciliation of net income under U.S. GAAP as for the year ended December 31, 2002, as previously reported under the Constant Currency Method and that reported herein under BR CL.

Net Income
2002

U.S. GAAP as originally reported	287,415
Effect of change in monetary restatement on U.S. GAAP adjustments	18,473
Taxes effects	(6,281)
Minority interests	(283)

U.S. GAAP as restated	299,324

a.	Different Criteria for Capitalizing and Amortizing Capitalized Interest

Until December 31, 1998, under BR CL as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves. For the three-year period ended December 31, 2004, the Company did not capitalize interest attributable to construction-in-progress .

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2004	2003	2002

Capitalized interest
U.S. GAAP Capitalized interest	7,339	3,129	13,476
U.S. GAAP capitalized interest on disposals	(1,932)	—	—
BR CL capitalized interest on disposals	1,926	—	—

U.S. GAAP difference	7,333	3,129	13,476

Amortization of capitalized interest
Amortization under BR CL	7,920	8,935	7,514
Capitalized interest on disposals	(1,492)
Less amortization under U.S. GAAP	(8,155)	(8,754)	(6,460)
Capitalized interest on disposals	1,496

U.S. GAAP difference	(231)	181	1,054

b.	Proposed Dividends and Interest on Shareholders’ Equity

Under BR CL proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders’ meeting. Under U.S. GAAP, dividends are not accrued until they are formally declared.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

The interest on shareholders’ equity is a legal liability from the date it is declared, therefore, these amounts are included as dividends in the year they are proposed for U.S. GAAP purposes.

c.	Monetary Restatement of 1996 and 1997

The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, was recognized in the reconciliation to U.S. GAAP. The resulting step-up is amortized over the remaining lives of the related assets.

d.	Pension and Other Post-retirement Benefits

The Company and its Subsidiaries participate in two multiemployer benefit plans (PBS-A and PAMA) for their retired employees that are operated and administered by SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to disclose its annual contributions and the funded status related to multiemployer plans. The Company and its Subsidiaries also sponsor a single-employer defined pension benefit plan (PBS-TCO). The provisions of SFAS No. 87 – Employers’ Accounting for Pensions were applied for the multiemployer plan and the single employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (See Note 28).

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

On December 13, 2000, CVM issued Instruction No. 371, which provisions are very similar to SFAS No. 87 and SFAS No. 106, except for the following differences:

•	A company that participates in a multiemployer defined benefit pension or postretirement benefit plan is required to recognize any assets or liabilities in respect to its participation in such plans, while SFAS Standards require only the disclosure of funded status of those plans.

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to recognize such initial transition obligation as of December 31, 2001, directly to shareholders’ equity. Such option has been adopted by the Company. Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

The U.S. GAAP liability exceeded the BR CL estimated liability by R$675 as of December 31, 2004, whereas BR CL liability exceeded the U.S. GAAP estimated liability by R$2,696 as of December 31, 2003. For 2004, a summary of the difference between BR CL and U.S. GAAP in accrued pension and other postretirement plans is as follows:

	2004

	U.S. GAAP	BR CL	Accumulated difference

PBS-TCO	(1,062)	—	(1,062)
TCO-PREV	1,904	—	1,904
PAMA-TCO	—	167	(167)

Accrued pension/postretirement benefit	842	167	675

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

e.	Disclosure Requirements

U.S. GAAP disclosure requirements differ from those required by BR CL. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with U.S. GAAP.

f.	Financial Income (Expense)

BR CL requires that interest be shown as part of the operating income. Under U.S. GAAP, interest expense would be shown after the operating income and accrued interest would be included in accounts payable and accrued expenses.

g.	Earnings per Share

Under BR CL, net income per share is calculated based on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, ‘‘Earnings per Share’’. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

As described in Note 29.a., the Company’s preferred shares have certain priority in the payment of minimum, noncumulative dividends. Consequently, basic and diluted earnings per share have been calculated using the ‘‘two-class’’ method. The ‘‘two-class’’ method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Total dividends are calculated as described in Note 29. Since the Company has paid preferred dividends in excess of the required minimum for all years presented, distributable and undistributable net income are shared equally by the preferred and common shareholders on a “pro rata” basis.

At December 31, 2004, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized on the amortization of the intangible related to concession transferred in the merger (See Note 29c). The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares – diluted presented below. The number of shares issuable was computed considering the balance of the special premium reserve of R$517,148 in 2004 by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) on the last 21 trading days of each year.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

The computation of basic and diluted earnings per share is as follows:

	At December 31, 2004		At December 31, 2003		At December 31, 2002

	(in thousands, except per share data and percentages)

	Common	Preferred	Common	Preferred	Common	Preferred

Basic numerator
Actual dividends declared	23,007	46,693	35,701	74,799	27,564	51,911
Basic allocated undistributed dividends	129,407	268,886	121,858	255,312	76,249	143,601
Allocated net income available for common and preferred shareholders	152,414	315,579	157,559	330,111	103,813	195,512
Basic denominator
Weighted average shares outstanding	122,717,982	254,985,981	120,641,944	252,766,698	127,583,902	240,279,068
Basic earnings per share	1.24	1.24	1.31	1.31	0.81	0.81

Diluted numerato
Actual dividends declared	23,007	46,693	35,701	74,799	27,564	51,911
Diluted allocated undistributed earnings	155,658	242,635	123,788	253,382	76,249	143,601
Allocated net income available for common and preferred shareholders	178,665	289,328	159,489	328,181	103,813	195,512
Diluted denominator
Weight average shares outstanding	122,717,982	254,985,981	120,641,944	252,766,698	127,583,902	240,279,068
Dilutive effects of premium reserve	40,862,786	—	2,845,872	—	2,986,572	—
Diluted weight average shares	163,580,768	—	123,487,816	—	130,570,474	240,279,068
Diluted earnings per share	1.09	1.13	1.29	1.30	0.81	0.81

The Company’s preferred shares are non-voting, except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company

h.	Permanent Assets

BR CL has a class of assets called ‘permanent assets’. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995. Under U.S. GAAP, the assets in this classification would be non-current assets and property, plant and equipment.

i.	Leases

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

j.	Valuation of Long-lived Assets

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

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

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

k.	Income Taxes

The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS No.109, “Accounting for Income Taxes.

Under BR CL, at December 31, 1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law. The provisional measure was approved in Law 10,637 as of December 30, 2002.Therefore, until 2002, the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For 2004 and 2003, no difference related to the social contribution tax rate. Under BR CL, the deferred taxes are presented gross. Under U.S. GAAP, deferred taxes are presented net.

l.	Costs of Start-up Activities

Under BR CL, the Company deferred certain start-up costs in relation to the creation of certain subsidiaries.

Under U.S. GAAP, AICPA Statement of Position 98-5, “Reporting on the Costs of Start-up Activities” requires costs of start-up activities and organization cost to be expensed as incurred.

m.	Revenue Recognition

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

The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company’s customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under BR CL, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net (loss) or shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services and goods sold by R$48,622, R$59,972 and R$55,931 for 2004, 2003 and 2002, respectively.

(ii)	Value-added and other sales taxes

Under BR CL, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods sold. Accordingly, this difference in accounting has no impact in net or shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services and goods sold by R$610,813, R$482,826 and R$377,576 for 2004, 2003 and 2002, respectively, for U.S. GAAP as compared to amounts reported under BR CL.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

(iii)	Deferred revenue sales of handsets

Under BR CL, revenues and costs related to handset sales, including applicable value added and other sales taxes are recognized when sold. Under U.S. GAAP, revenue on sales of handsets along with the related cost of the handset, including applicable value added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net or shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$230,493, R$434,511 and R$399,308 at December 31, 2004, 2003 and 2002, respectively. The impact of this difference under U.S. GAAP was to increase (decrease) both net revenues and cost of services and goods sold by R$204,018, R$35,203 and R$114,821 at December 31, 2004, 2003 and 2002, respectively.

(iv)	Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company began to separately account for free minutes given in connection with the sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage.

n.	Amortization of Concession

For BR CL purposes, the concession (license) for the Band B Company, NBT was being amortized over 30 years which included an additional 15 years assuming renewal by Anatel. As from January 2001 the amortization period was prospectively changed to 15 years.

For U.S. GAAP purposes, the amortization period of 15 years includes only the initial term of the concession.

o.	Investments in Marketable Securities

Under BR CL, marketable securities are valued based on historical cost plus accrued interest. U.S. GAAP requires securities be valued in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Under U.S. GAAP, the FIXCEL debentures were classified as available-for-sale under SFAS 115. However, since, the fair value approximated the carrying value, no U.S. GAAP adjustment was required.

p.	Derivatives and Hedging Activities

As of January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and for Hedging Activities ("SFAS 133"), which was issued in June, 1998 and amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133" SFAS 138, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (collectively referred to as Statement SFAS 133). SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS 133 on January 1, 2001, did not have an impact on the Company’s results of operations and financial position.

Under BRCL, the Company records its derivatives contracts as either an asset or liability measured at the spot rates at period end plus the coupon rate as stated in the agreements and adjustments to contract value are recorded in income.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

At December 31, 2004 and 2003 the Company had entered into cross currency swaps contracts whereby the Company earns the exchange variation between the United States dollar and the Brazilian Real plus 3.9% to 20.0% and pays interest based on a short term interbank rate. At December 31, 2004 and 2003 these agreements have total notional amounts of US$ 31,327,000 and US$ 61,239,000, respectively, and expire on various dates through 2007. Under U.S. GAAP, these contracts were not designed as hedges for accounting purposes as defined by SFAS133 and consequently, the changes in fair value of these contracts were recorded in earnings. The fair values adjustments of the Company's derivative contracts were estimated based on quoted market prices of comparable contracts, and at December 31, 2004 and 2003 were approximately R$4,320 and R$41,561, respectively.

q.	Comprehensive Income

Under U.S. GAAP, under SFAS No. 130, “Reporting Comprehensive Income” comprehensive income is equal to net income under USGAAP.

r.	Unclaimed Dividends

The Company recorded the amount of R$ 5,418 relating to unclaimed dividends in 2002 net income for BR CL purposes. Under U.S. GAAP this amount was recorded directly in shareholders equity.

s.	Acquisition of Minority Interest

In 2002, the Company acquired the minority interest in the subsidiary, Telebrasilia Celular S.A. (Telebrasilia). The acquisition increased the Company’s interest in Telebrasilia from 88.25% to 100%. In 2004, the Company acquired the remaining minority interest in Telegoiás Celular S.A (Telegoiás), Telemat Celular S.A (Telemat), Telems Celular S.A (Telems), Teleron Celular S.A (Teleron) and Teleacre Celular S.A (Teleacre). Under BR CL, these transactions were recorded at book value. Under U.S. GAAP, the Company recorded these transactions at fair value as required by the purchase method under SFAS No. 141. As a result, for U.S. GAAP purposes the shares issued to purchase the minority interests in 2002 and 2004 were recorded at the fair value of R$64,799 and R$48,542, respectively, on the respective dates of the transactions. Additionally, in 2002 and 2004, the Company recorded a step up in the fair value of assets of R$41,294 and R$30,285, respectively, and deferred income tax liabilities of R$14,040 and R$10,297, respectively. The step up in the fair value of assets is being amortized over approximately 19 years and 8 years for intangibles and fixed assets, respectively, and resulted in additional depreciation and amortization expense under U.S. GAAP.

t.	Advance to affiliate

In January 2002, the Company made an advance payment of R$34,259, adjusted based on market rates, to BID S.A. corresponding to the present value of the tax benefit on the merged premium. With this transaction, the Company relieved itself of issuing the corresponding shares to BID S.A. in the future. Under BR CL, in 2004 and 2003 the amounts of R$15,584 and R$44,461, respectively, were recorded as an advance to affiliate. For U.S. GAAP purposes, such transaction would be recorded as a distribution to shareholder. Additionally, for U.S. GAAP purposes, no interest income would be accrued related to this transaction.

u.	FISTEL fee

Beginning in 1999, under BR CL, the Fistel (Telecommunication Inspection Fund) fee, assessed on each activation of a new cellular line, is deferred and amortized over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statements of income. Therefore, the deferred Fistel taxes on activation fees at December 31, 2004, 2003 and 2002 is being adjusted in the reconciliation of the income differences between U.S. GAAP and BR CL.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

Reconciliation of the Income Differences Between U.S. and BR CL

	2004	2003	2002

Net income as reported	507,051	463,408	329,183
Different criteria for:
Amortization of monetary restatement of 1996 and 1997	(3,487)	(11,144)	(11,144)
Loss on disposal of assets monetarily restated in 1996 and 1997	—	(60)	—
Capitalized interest	7,333	3,129	13,476
Amortization of capitalized interest	(231)	181	1,054
Amortization of concession – NBT	342	3,093	144
Capital lease	1,508	2,583	—
Adjustment of advance to affiliate	(2,291)	(4,235)	(5,967)
Purchase accounting:
Depreciation on fixed assets adjustments	(318)	(318)	(234)
Amortization on intangible assets	(2,723)	(1,965)	(1,298)
Pension and other postretirement plans	(3,371)	3,511	(1,457)
Costs of start-up activities and others	5,216	4,610	4,593
Derivative contracts	(4,320)	41,561	(33,937)
Unclaimed dividends	—		(5,418)
Amortization of donations	43	87	—
FISTEL fee	(34,399)	—	—
Free minutes given in connection with sales of handsets	(21,470)	—	—
Deferred tax effects of above adjustments	18,968	(15,361)	9,853
Effects of minority interest on the above adjustments	142	(1,410)	476

U.S. GAAP net income	467,993	487,670	299,324

Net income per thousand shares accordance with U.S. GAAP	2004	2003	2002

Earnings per thousand common shares – Basic	1.24	1.31	0.81
Weighted average of common shares – Basic	122,717,982	120,641,944	127,583,902

Common shares – Diluted
Earnings per thousand common shares – Diluted	1.09	1.29	0.81
Weighted average of common shares – Diluted	163,580,768	123,487,816	130,570,474

Preferred shares – Basic
Earning per thousand preferred shares – Basic	1.24	1.31	0.81

Earnings per thousand preferred shares – Diluted	1.13	1.30	0.81

Weighted average of preferred shares (basic and diluted)	254,985,981	252,766,698	240,279,068

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

Reconciliation of the Shareholders’ Equity Differences Between U.S. and BR CL

	2004	2003

Total shareholders' equity as reported	2,441,502	1,556,086
Add/(deduct):
Different criteria for:
Monetary restatement of 1996 and 1997 – fixed assets	87,236	87,236
Amortization of monetary restatement of 1996 and 1997	(81,249)	(77,762)
Capitalized interest	7,519	186
Amortization of capitalized interest	21,298	21,529
Amortization of concession – NBT	(2,670)	(3,012)
Capital lease	4,091	2,583
Adjustment of advance to affiliate	(15,584)	(44,461)
Purchase accounting:
Fixed assets adjustments	2,958	2,958
Depreciation on fixed assets adjustments	(870)	(552)
Intangible assets	68,621	38,336
Amortization on intangible assets	(5,986)	(3,263)
Pension and other post-retirement plans	(675)	2,696
Costs of start-up activities and others	(21,694)	(26,910)
Derivatives contracts	3,304	7,624
Reversal of proposed dividends	51,104	—
Donations received	(989)	(98)
Amortization of donations	130	87
Fistel fee	(34,399)	—
Free minutes given in connection with sales of handsets	(21,470)	—
Deferred tax effects of above adjustments	(8,889)	(17,560)
Minority interests	—	(583)

Shareholders’ equity according to U.S. GAAP	2,493,288	1,545,120

Statements of Changes in Shareholders’ Equity under U.S. GAAP

	2004	2003	2002

Shareholders’ equity under U.S. GAAP as of beginning of the year	1,545,120	1,183,295	1,006,393

Acquisition of the minority interest of Telebrasília Celular S.A	—	—	64,799
Capital decrease	(100)	—	—
Capital increase – acquisition of minority interest	48,984	—	—
Capital increase – corporate restructuring (Note 30)	511,061	—	—
Tax loss on merged goodwill	(273)	—	—
Acquisition of treasury shares	—	—	(62,913)
Reissuance of treasury shares	53	—	13,616
Adjustment of advance to affiliate	—	—	(34,259)
Net income	467,993	487,670	299,324
Unclaimed dividends	2,450	4,155	5,418
Payment to shareholders’ related to premium utilization		—	(15,584)
Interest on shareholders’ equity	(82,000)	(130,000)	(93,499)

Shareholders’ equity under U.S. GAAP as of the end of the year	2,493,288	1,545,120	1,183,295

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

U.S. GAAP supplementary information –

Reconciliation of operating income under BR CL
To operating income under U.S. GAAP –	2004	2003	2002

BR CL operating income as reported	743,503	659,321	462,538
Reversal of financial (income) expense, net	(62,208)	(111,670)	(3,970)

U.S. GAAP adjustments
Amortization of monetary restatement of 1996 and 1997	(3,487)	(11,144)	(11,144)
Loss on disposal of assets monetarily restated in 1996 and 1997	—	(60)	—
Amortization on capitalized interest	(231)	181	1,054
Amortization of concession – NBT	342	3,093	144
Fixed assets – reversal of rental expenses	—	8,694	—
Depreciation of capital lease	(1,765)	(2,197)	—
Fistel fee	(34,399)	—	—
Purchase accounting
Depreciation of fixed assets adjustment	(318)	(318)	(234)
Amortization of intangible asset	(2,723)	(1,965)	(1,298)
Pre-operating expenses	5,216	4,610	4,593
Amortization of donations	43	87	—
Unclaimed dividends	—	—	(5,418)
Pension and other postretirement benefits	(3,371)	3,511	(1,457)
Free minutes given in connection with sales of handsets	(21,470)	—	—

U.S. GAAP operating income	619,132	552,143	444,808

Reconciliation of net operating revenue and costs of services and goods sold under BR CL
to U.S. GAAP –	2004	2003	2002

BR CL net operating revenue	2,210,426	1,958,910	1,572,110
Reclassification to cost of services and goods sold
Taxes on sales	610,813	482,826	377,576
Increase in revenue for roaming charges	48,622	59,972	55,931
U.S. GAAP adjustments
Deferred revenues on handset sales, net of amortization	204,018	(35,203)	(114,821)
Free minutes given in connection with sales of handsets	(30,091)	—	—

U.S. GAAP net revenue	3,043,788	2,466,505	1,890,796

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

	2004	2003	2002

BR CL cost of services and goods sold	(910,409)	(904,022)	(741,772)
Reclassification to cost of services and goods sold
Taxes on sales	(610,813)	(482,826)	(377,576)
Taxes on free minutes given in connection with sales of handsets	8,621	—	—
Increase in revenue for roaming charges	(48,622)	(59,972)	(55,931)
Deferred cost on handset sales, including taxes on sales, net of amortization during the year	(204,018)	35,203	114,821
Reclassification from selling expense
Rewards program expense	(1,395)	(309)	(561)

U.S. GAAP adjustments
Amortization of monetary restatement of 1996 and 1997	(3,487)	(11,144)	(11,144)

Amortization on capitalized interest	(231)	181	1,054
Amortization of concession – NBT	342	3,093	144
Fixed assets – capital lease	—	8,694	—
Depreciation of capital lease	(1,765)	(2,197)	—
Fistel Fee	(34,399)	—	—
Purchase accounting
Depreciation of fixed assets adjustment	(318)	(318)	(234)
Amortization of intangible assets	(2,723)	(1,965)	(1,298)
Amortization of donations	43	87	—
Pension and other post-retirement benefits	(3,371)	3,511	(1,457)

U.S. GAAP cost of services and goods	(1,812,545)	(1,411,984)	(1,073,954)

U.S. GAAP gross profit	1,231,243	1,054,521	816,842

Additional information:	2004	2003

Total assets under U.S. GAAP	3,614,669	2,655,017

Property, plant and equipment	1,875,268	1,592,539
Accumulated depreciation	(969,087)	(781,064)

Net property, plant and equipment	906,181	811,475

38.	Additional disclosures required by U.S. GAAP

a.	Pension and Other Postretirement Benefits

A summary of the liability as of December 31, 2004 and 2003 for the Company’s and Subsidiaries’ active

Change in benefit obligation
	2004	2003

Benefit obligation at beginning of year	37,880	32,330
Service cost	1,250	1,400
Interest cost	4,224	3,627
Plan participants’ contributions	8	9
Actuarial (gain) loss	(340)	1,024
Benefits paid	(667)	(510)

Benefit obligation at end of year (a)	42,355	37,880

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

Change in plan assets
	2004	2003

Fair value of plan assets at beginning of year	35,556	27,885
Actuarial return on plan assets	7,595	6,822
Actual contribution	1,082	1,359
Benefits paid	(667)	(510)

Fair value of plan assets at end of year (b)	43,566	35,556

Reconciliation of funded status
	2004	2003

Funded status (a-b)	(1,211)	2,324
Unrecognized net actuarial (loss) gain	6,495	2,651
Unrecognized net transition obligation	(4,442)	(4,861)

Net amount recognized	842	114

Amounts recognized in the statement of financial position of:
	2004	2003

Prepaid benefit cost	(1,062)	(1,139)
Accrued benefit cost	1,904	1,253

Net amount recognized	842	114

The accumulated benefit obligation for all defined benefit pension plans was R$ 41,646 in 2004 and R$ 36,967 in 2003.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:
	2004	2003

Projected benefit obligation	—	36,143
Accumulated benefit obligation	—	35,480
Fair value of plan assets	—	33,672

Disclosure of net periodic pension cost and other benefit obligation cost

	2004	2003	2002

Service cost	1,250	1,400	61
Interest cost on PBO	4,224	3,627	92
Expected return on assets	(4,192)	(4,086)	(287)
Amortization of initial transition obligation	421	420	3
Amortization of gains	108	(86)	(32)

Net periodic pension cost and other benefit cost	1,811	1,275	(163)

Plan assets allocation

The asset allocation for the Company’s defined benefit pension plan (PBS-TCO and TCO-Prev) at the end of 2004 and 2003, and the target allocation for 2005, by asset category, are as follows.

	Target Allocation for	Percentage of Plan Assets at Year End

Asset category	2005	2004	2003

Equity securities	15.0%	14.3%	13.9%
Loans	1.9%	1.9%	1.9%
Fixed income	83.1%	83.8%	84.2%

Total	100.0%	100.0%	100.0%

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

The investment strategy is based on a long-term macroeconomic scenario, which takes into consideration the assumption of maximization of risk and return of the several kinds of investments (fixed income, equity securities and loans), according to limits of allocation imposed by Conselho Monetário Nacional Resolutions.

The actuarial assumptions used in 2004 and 2003 were as follows:

	2004	2003

Discount rate for determining projected benefit obligations	11.30%	11.30%
Rate of increase in compensation levels	7.10%	7.10%
Benefit adjustments	5.00%	5.00%
Expected long-term rate of return on plan assets	13.75%	11.83%
Inflation	5.00%	5.00%
Number of active participants – PBS – TCO	2	3
Number of active participants – TCO-PREV	1,261	1,339
Number of retirees and beneficiaries – PBS – TCO	12	11
Number of active participants – TCO – PREV	14	8

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	TCO-PREV	PBS-TCO

2005	788	152
2006	1,062	158
2007	1,199	169
2008	1,354	175
2009	1,532	181
Years 2010-2014	10,574	999

b.        Intangible assets subject to amortization

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2004		2003

	Software	Concession	Software	Concession

Gross	209,592	129,171	131,854	98,886
Accumulated amortization	(83,602)	(30,542)	(55,260)	(23,783)

Net	125,990	98,629	76,594	75,103

Aggregate amortization expense for the above intangible assets amounted to R$35,102, R$39,368 and R$22,815 for the years ended December 31, 2004, 2003 and 2002, respectively.

The estimated aggregate amortization expense for the next five years is as follows:

Amount

2005	49,435
2006	49,435
2007	49,435
2008	7,752
2009	7,517

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

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

Approximately 24.32% of all full-time employees are members of state labor unions associated with either the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). The Companies negotiate new collective labor agreements every year with the local unions. The collective agreements currently in force expire in Month October, 31, 2006.

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

The future minimum payments, by year and in the aggregate, under the Company’s non-cancelable lease obligations classified as capital leases are as follows:

Liabilities recorded in the balance sheet for U.S. GAAP purposes	641
Less current portion	(641)

Long-term capital lease obligation	—

The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company’s capital lease obligations:

Property, Plant and Equipment:
Software	8,694
Less: accumulated amortization	(3,962)

4,732

e.       Commitments (Unaudited)

At December 31, 2004, the Company budgeted capital expenditure commitments amounting to R$390.5 million, principally relating to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

Back to Contents

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
For the years ended December 31, 2004, 2003 and 2002
(Amounts expressed in thousands of Brazilian reais)

f.       Segment Information

The Company and its subsidiaries operate solely in one segment for local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Roraima, Amapá, Pará, Maranhão and Distrito Federal.

g.       New Accounting Pronouncements

In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have a material impact on the Company’s financial position, cash flows and results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21 (Accounting for Revenue Arrangements with Multiple Deliverables). EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The Company prospectively adopted this EITF relating to free minutes given in connection to sales of handsets as from January 1st 2004 .

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of EITF Issue No. 03-11 did not have a material effect on the Company’s financial statements.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29" (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Back to Contents

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ FRANCISCO JOSÉ AZEVEDO PADINHA

Name: Francisco José Azevedo Padinha
Title: Chief Executive Officer

By:	/s/ ARCADIO LUÍS MARTÍNEZ GARCÍA

	Name:	Arcadio Luís Martínez García
	Title:	Executive Vice President for Finance, Planning and Control and Investor Relations Officer

Dated:  April 15, 2005